Form 10-K405, Exhibit 13
period 1998-09-30
PULASKI FINANCIAL CORP
filed 1998-12-29
CIK 1062438

                            PULASKI FINANCIAL CORP.
                              1998 Annual Report

TABLE OF CONTENTS
----------------------------------------------------------------------------------------------
                                                                                          PAGE
Business of the Company                                                                      1

Selected Consolidated Financial Information                                                2-3

Management's Discussion and Analysis of Financial Condition and Results of Operations     4-18

Independent Auditors' Report                                                                19

Consolidated Financial Statements                                                        20-24

Notes to Consolidated Financial Statements                                               25-44

Common Stock Information                                                                    45

Directors and Officers                                                                      46

Corporate Information                                                                       47

Annual Meeting                                                                              47

                            BUSINESS OF THE COMPANY

Pulaski Financial Corp. ("Company") was incorporated under Delaware law in May 1998. The Company was organized for the purpose of becoming the holding company for Pulaski Bank, A Federal Savings Bank ("Bank") upon the Bank's reorganization as a wholly owned subsidiary of the Company resulting from the conversion of Pulaski Bancshares, M.H.C. ("MHC"), from a federal mutual holding company to a stock holding company ("Conversion and Reorganization"). In connection with the Conversion and Reorganization, which was completed on December 2, 1998, the Company sold 2,909,500 shares of its common stock to the public at $10 per share in a public offering ("Offering") and issued 1,056,016 shares in exchange for the outstanding shares of the Bank held by the Bank's stockholders other than the MHC. The Company has no significant assets, other than all of the outstanding shares of the Bank and the portion of the net proceeds from the Offering retained by the Company, and no significant liabilities. Management of the Company and the Bank are substantially similar and the Company neither owns nor leases any property, but instead uses the premises, equipment and furniture of the Bank. Accordingly, the information set forth in this report, including the consolidated financial statements and related financial data, relates primarily to the Bank.

On May 11, 1994, the Bank reorganized into the mutual holding company structure. The Bank issued 2,070,000 shares of its common stock of which 1,470,000 shares were issued to the MHC and the remaining 600,000 shares were issued to depositors and borrowers of the Bank.

The Bank is regulated by the Office of Thrift Supervision ("OTS"), its primary federal regulator, and the Federal Deposit Insurance Corporation ("FDIC"), the insurer of its deposits. The Bank's deposits are federally insured by the FDIC under the Savings Association Insurance Fund ("SAIF"). The Bank is a member of the Federal Home Loan Bank ("FHLB") System. At September 30, 1998, the Bank had total assets of $193.2 million, total deposits of $156.2 million and stockholders' equity of $25.2 million, or 13.04% of total assets, on a consolidated basis.

The Bank is a community oriented financial institution that provides traditional financial services within the City and County of St. Louis, St. Charles County, Franklin and Jefferson Counties. The Bank is engaged primarily in the business of attracting deposits from the general public and using these and other funds to originate one- to four-family residential mortgage loans within the Bank's lending market area. The Bank is an approved lender/servicer for the Federal Housing Administration ("FHA") and the Veterans Administration ("VA"), as well as for the Missouri Housing Development Commission (a government agency established to provide home buying opportunities for lower income first time home buyers) ("MHDC"). The Bank is also an approved seller/servicer for the Government National Mortgage Association ("GNMA"). Occasionally, the Bank originates commercial and multi-family real estate loans and construction loans, it currently is not actively originating such loans.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following tables set forth certain information concerning the consolidated financial position, consolidated data from operations and performance ratios for the Bank at the dates and for the years indicated.

                                                                                           AT SEPTEMBER 30,
                                                                   --------------------------------------------------------------
                                                                          1998          1997       1996       1995        1994
FINANCIAL CONDITION DATA                                                                     (IN THOUSANDS)
Total assets                                                               $193,208    $179,419   $178,812   $183,095    $190,701
Loans receivable, net                                                       141,769     130,359    134,044    148,551     157,724
Loans held for sale                                                          13,442      14,384      7,210      3,263       2,509
Bankers Acceptances, investment securities and
  Federal Home Loan Bank stock                                               22,581      17,706     16,650      7,094       8,446
Mortgage-backed and related securities                                        6,900       6,362      7,424      9,443      11,680
Cash and cash equivalents                                                     3,047       6,248      9,022     10,882       6,937
Deposits                                                                    156,235     148,672    147,824    151,505     152,828
Advances from Federal Home Loan Bank of Des Moines                            1,900       2,200      3,000      5,000      12,000
Stockholders' equity                                                         25,213      23,858     22,504     22,096      21,328

                                                                                         YEARS ENDED SEPTEMBER 30,
                                                                     ------------------------------------------------------------
                                                                             1998        1997       1996       1995        1994
OPERATING DATA                                                                                (IN THOUSANDS)
Interest income                                                            $ 13,707    $ 13,498   $ 13,329   $ 12,823    $ 12,010
Interest expense                                                              7,142       6,985      7,071      6,882       6,034
                                                                           --------    --------   --------   --------    --------

Net interest income                                                           6,565       6,513      6,258      5,941       5,976
Provision for loan losses                                                       209         169         65        151         274
                                                                           --------    --------   --------   --------    --------

Net interest income after provision for loan losses                           6,356       6,344      6,193      5,790       5,702
Other income                                                                  1,590         887        729        815         736
SAIF premium assessment                                                                              1,010
Other expense                                                                 5,111       4,284      4,659      4,766       4,588
                                                                           --------    --------   --------   --------    --------

Income before income taxes and cumulative effect of
  a change in accounting principle                                            2,835       2,947      1,253      1,839       1,850
Income taxes                                                                    990       1,024        370        614         584
Cumulative effect of change in accounting principle - income taxes                                                             40
                                                                           --------    --------   --------   --------    --------
Net income                                                                 $  1,845    $  1,923   $    883   $  1,225    $  1,306
                                                                           ========    ========   ========   ========    ========
Net income per common share - Basic                                           $0.88       $0.92      $0.42      $0.59       $0.63
                                                                           ========    ========   ========   ========    ========
Net income per common share - Diluted                                         $0.87       $0.91      $0.42      $0.59       $0.63
                                                                           ========    ========   ========   ========    ========
                                                                                                                      (Continued)

                                                                                             AT SEPTEMBER 30,
                                                                          --------------------------------------------------
OTHER DATA                                                                    1998       1997     1996     1995        1994
Number of:
  Real estate loans outstanding                                                2,729     2,921    3,031    3,228       3,409
  Deposit accounts                                                            18,581    16,047   16,316   17,155      17,831
  Full service offices                                                             5         5        5        4           5

                                                                                 AT OR FOR THE YEARS ENDED SEPTEMBER 30,
                                                                          --------------------------------------------------
KEY OPERATING RATIOS                                                        1998     1997     1996       1995          1994
Return on average assets (net income divided by average assets)             1.00%    1.08%    0.49%      0.66%         0.70%

Return on average equity (net income divided by average equity)             7.49%    8.28%    3.90%      5.66%         7.46%

Average equity to average assets                                           13.35%   12.98%   12.60%     11.71%         9.37%

Interest rate spread (difference between average yield on interest-
  earning assets and average cost of interest-bearing liabilities)          3.02%    3.07%    2.97%      2.79%         2.95%

Net interest margin (net interest income as a percentage of
 average interest-earning assets)                                           3.66%    3.72%    3.57%      3.30%         3.29%

Dividend payout ratio (dividends declared and paid to minority
  stockholders per share divided by net income per share)                  37.67%   33.27%   60.04%     40.27%         6.91% (1)

Other expense to average assets                                             2.77%    2.39%    3.17%      2.60%         2.38%

Average interest-earning assets to average interest-bearing liabilities   116.13%  116.26%  114.96%    113.31%       110.27%

Allowance for loan losses to total loans at end of period                   0.49%    0.42%    0.36%      0.28%         0.30%

Allowance for loan losses to nonperforming loans                           64.88%   49.04%   67.93%     49.44%        25.93%

Net charge-offs to average outstanding loans during the period              0.04%    0.02%   0.003%      0.13%         0.03%

Nonperforming assets to total assets                                        0.67%    0.70%    0.47%      0.65%         1.03%


(1)  Only one dividend was declared and paid during 1994 because the Bank's stock conversion was completed on May 11, 1994.

                                                                                                                         (Concluded)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Management's discussion and analysis of financial condition and results of operations is intended to assist in understanding the financial condition and results of operations of the Company. The information contained in this section should be read in conjunction with the consolidated financial statements and accompanying notes thereto.

Certain statements throughout Management's Discussion and Analysis of Financial Condition and Results of Operations are "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and involve known and unknown risk, uncertainties and other factors that may cause the Company's actual results, performance or achievements to be materially different from the results, performance or achievements expressed or implied by the forward looking statement. Factors that impact such forward looking statements include, among others, changes in general economic conditions, changes in interest rates and competition.

OPERATING STRATEGY

The business of the Company consists principally of attracting deposits from the general public and using them to purchase and originate mortgage loans secured by one- to four-family residences. The Company's net income is primarily dependent on net interest income, which is the difference between the income earned on its interest earning assets, such as loans and investments, and the cost of its interest bearing liabilities, primarily deposits and advances from the Federal Home Loan Bank ("FHLB") of Des Moines. However, the Company's net income is also affected to a lesser extent by provisions for loan losses and other operating income and expenses. General economic conditions, particularly changes in the market interest rates, government legislation, monetary policies, and attendant actions of the regulatory authorities are the external influences affecting many of the factors of the Company's net income.

The Company's management, in guiding the operations of the Bank, has implemented various strategies designed to enhance its profitability while still maintaining its safety and soundness. These strategies include reducing its exposure to interest rate risk by emphasizing originations of adjustable rate mortgage loans for its portfolio, selling fixed rate mortgage loans to correspondent lenders, selling insurance and providing other fee based services to its customers. During periods of low interest rates when demand for adjustable rate loans is generally low, the Bank concentrates on originating consumer loans (primarily auto loans) and adjustable rate mortgage (ARM) loans that have initial rate adjustment dates between 2 to 10 years. The Company limits the Bank's investment portfolio and mortgage-backed and related securities portfolio to investments in U.S. Government and Agency securities and mortgage-backed and related securities collateralized primarily by U.S. Government and Agency securities.

Management of the Company intends for the Bank to remain a retail financial institution dedicated to financing home ownership and other consumer needs, and to provide quality service to its customers located in the City of St. Louis, St. Charles, Franklin, Jefferson and St. Louis Counties.

FINANCIAL CONDITION

Total assets at September 30, 1998 were $193.2 million, an increase of $13.8 million from $179.4 million at September 30, 1997. The increase in total assets is primarily attributable to a $11.4 million increase in loans receivable, and an increase in investment securities of $5.1 million. These increases were offset by decreases in cash equivalents of $3.2 million and loans held-for-sale of $1 million.

Consumer loans (primarily auto loans) increased approximately $10.1 million from $4 million at September 30, 1997 to $14.1 million at September 30, 1998. With little demand for adjustable rate loans, the Bank focused on portfolio origination of mortgages with 10 year repricing intervals and/or 15 year full amortizations. In November 1998, the Bank began offering adjustable-rate home equity loans in an effort to obtain more rate-sensitive assets.

Investment securities increased $5.1 million from $16.1 million at September 30, 1997 to $21.2 million at September 30, 1998. The increase is attributable to management opting to invest overnight funds into government and agency securities in response to falling interest rates. During the quarter ended September 30, 1998, $3.0 million of callable securities were purchased. At September 30, 1998, total callable securities totaled $7.1 million of total investment securities.

Cash equivalents decreased $3.2 million from $6.2 million at September 30, 1997 to $3.0 million at September 30, 1998. The decrease is a result of management reinvesting overnight funds in loan products or investment securities.

The decrease of $1 million in the balance of loans held-for-sale from $14.4 million at September 30, 1997 to $13.4 million at September 30, 1998 is a result of timing differences.

Total liabilities at September 30, 1998 were $168.0 million, an increase of $12.4 million from $155.6 million at September 30, 1998. The increase is due primarily to the $5.1 million of stock subscriptions, as well as a growth in deposits of $7.5 million from $148.7 million at September 30, 1997 to $156.2 million at September 30, 1998. Management attributes growth in deposits to the implementation of the high performance checking program. The program involves frequent direct mail advertisements and gifts for new checking account customers. This promotion has been designed to last 3 years. The goals of the promotion are (i) to increase the percentage of transaction accounts to total deposits, thereby decreasing the Company's cost of funds, (ii) to increase other income through insufficient funds charges, service charges, and fees levied on checking accounts and (iii) to add new customer relationships to the Company. The number of new checking accounts has increased almost 65% since September 30, 1997. The Company also believes that it has benefited from the mergers and consolidations in the St. Louis market. Customers have left larger banks to come to smaller, more personal financial institutions.

Total stockholders' equity at September 30, 1998 was $25.2 million, an increase of $1.3 million over $23.9 million at September 30, 1997. The increase is attributable to net income of $1,845,000, offset by dividends declared and paid to minority stockholders of $697,000. During the year ended September 30, 1998, stock options were exercised which resulted in additional capital contributions of approximately $137,000.

NON-PERFORMING ASSETS AND DELINQUENCIES

Loans accounted for on a non-accrual basis and renegotiated loans amounted to $753,000 at September 30, 1998 compared to $217,000 at September 30, 1997. The largest non-accrual loan is a participation in a commercial real estate loan that is in bankruptcy for a total of $224,000. The borrower is paying in accordance with the terms of the bankruptcy, and the interest rate has been increased to 11.625% during the period of delinquency. Interest is being recorded only upon the receipt of payments. The remainder of non-accrual and renegotiated loans consists primarily of single family loans. Accruing loans that were contractually past due 90 days or more at September 30, 1998 amounted to $423,000, of which $207,000 were FHA/VA insured loans. The allowance for loan losses was $763,000 at September 30, 1998 or .49% of total loans.

Real estate acquired in settlement of loans, net of allowance, increased to $106,000 at September 30, 1998 from $-0- at September 30, 1997 and consisted of single-family residences.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED SEPTEMBER 30, 1998 AND 1997:

GENERAL

Net income for the year ended September 30, 1998 was $1.8 million compared to $1.9 million for the year ended September 30, 1997. The decrease of $78,000 is attributable to higher non-interest expense, partially offset by gains on sale of loans. Advertising expense increased from $57,000 for the year ended September 30, 1997 to $300,000 for the year ended September 30, 1998. Compensation expense increased $231,000 over the same period. These expense increases were partially offset by an increase in gain on sale of loans of $443,000 over the prior year.

INTEREST INCOME

Interest income increased $209,000 from $13.5 million in 1997 to $13.7 million in 1998. The increase is due primarily to an increase in interest on loans of $163,000, and interest on overnight investments increased $219,000. Offsetting these increases were a decrease of $111,000 on income from investments and FHLB stock and a decrease of $63,000 in income from mortgage-backed securities.

The increase in interest from overnight investments resulted from an increase in the average balance from $8.9 million in 1997 to $12.6 million in 1998. The weighted average rate increased from 5.32% to 5.47% over the same period of time. Excess cash flows were invested in overnight deposits during the year, but by the end of the year, all overnight funds had been deployed into loans.

The increase in the interest on loans resulted from an increase in the average balance of loans, from $140.8 million in 1997 to $143.8 million in 1998. The weighted average rate decreased from 8.07% in 1997 to 8.01% in 1998.

The decrease in interest income from investment securities is a result of the decline in the average balance from $18.5 million for the year ended September 30, 1997 to $16.8 million for the year ended September 30, 1998. The average yield decreased slightly from 5.93% to 5.89% over the same period of time. Proceeds from maturing securities were used to fund loan growth.

The decrease in interest income on mortgage-backed and related securities resulted primarily from a decrease in the average balance from $6.9 million in 1997 to $6.2 million in 1998. The average rate changed from 8.30% in 1997 to 8.17% in 1998. During the year, higher rate mortgage-backed securities experienced greater prepayments. Purchases of mortgage-backed securities were $1.5 million for the fiscal year ended September 30, 1998.

INTEREST EXPENSE

Interest expense increased $157,000, from $7.0 million in 1997 to $7.1 million in 1998. The increase resulted primarily from increased interest on interest-bearing deposits of $187,000, offset by reduced expense on borrowings from the FHLB of Des Moines of $30,000.

The increase in interest expense on deposits was the result of an increase of the average balance of deposits, from $148.0 million in 1997 to $152.4 million in 1998. The increase in deposits is the result of the implementation of the "high performance checking" program which involves frequent direct mailings and gifts for new accounts. The Company also believes it has benefited from an influx of new depositors as a result of the consolidation of financial institutions in the St. Louis market. The average yield decreased slightly from 4.61% at September 30, 1997 to 4.60% at September 30, 1998.

The decrease in interest on FHLB of Des Moines advances of $30,000 is the result of the scheduled repayments.

PROVISION FOR LOAN LOSSES

The provision for loan losses is determined by management as the amount to be added to the allowance for loan losses after net chargeoffs have been deducted to bring the allowance to a level which is considered adequate to absorb losses inherent in the loan portfolio. Because the Company's loan portfolio is composed primarily of owner-occupied 1 to 4 family residences, the Company has experienced very low loan losses. No assurances, however, can be given as to future loan loss levels.

The provision for loan losses increased $40,000, from $169,000 in 1997 to $209,000 in 1998. The increase is attributed primarily to higher volume of consumer loans, which are inherently subject to higher risk of default, as well as the increase in non-performing assets. Management believes that credit risk is being adequately mitigated by more stringent collection efforts and additional monitoring activities. Management believes that the current level of allowance for loan losses is adequate to absorb estimated losses inherent in the loan portfolio.

OTHER INCOME

Other income increased $689,000, from $901,000 in 1997 to $1.6 million in 1998. The increase is due primarily to an increase in the gains on sales of loans, which were $408,000 in 1997, and $851,000 in 1998. Sales of loans for the fiscal year ended September 30, 1998 were approximately 116% above the previous year.

Service charges on deposits increased $93,000 over the fiscal year ended September 30, 1997 as a result of the growth in checking accounts.

Insurance commissions have increased from $130,000 for the year ended September 30, 1997 to $255,000 for the year ended September 30, 1998 primarily as a result of increased sales of annuities.

Miscellaneous other income increased $27,000 as a result of increased late charges, and service charges on loans.

OTHER EXPENSES

Other expenses increased from $4.3 million to $5.1 million. The increase was primarily due to increases in advertising expenses of $243,000, compensation expense of $231,000, professional services of $119,000, outside data processing expenses of $72,000, and miscellaneous expenses of $141,000.

Advertising expense for the year ended September 30, 1998 was $300,000, an increase of $243,000 from $57,000 for the year ended September 30, 1997. Advertising expense consisted of $20,000 of expense related to the celebration of the Bank's 75th anniversary, and $208,000 associated with the commencement of the high performance checking account program.

Compensation expense increased from $2.5 million for the year ended September 30, 1997 to $2.8 million for the year ended September 30, 1998. Fringe benefit costs relating to the Company's payroll increased approximately $62,000 during the year. Increased incentive programs and commissions were up $62,000 and salary increases and additional staffing costs accounted for approximately $80,000.

Professional services increased from $176,000 for the year ended September 30, 1997 to $294,000 for the year ended September 30, 1998. The increase is attributable to certain consultative services provided to Company management, including fees related to the high performance checking program. Other consulting services include fees for re-engineering the Company's compensation plan to a performance-based system as well as fees for development of strategic business and management development programs.

Outside data processing increased from $225,000 for the fiscal year 1997 to $298,000 for the fiscal year 1998. Included in this increase is approximately $52,000 of expense related to year 2000 compliance.

Other miscellaneous expenses increased from $624,000 for the year ended September 30, 1997 to $765,000 for the year ended September 30, 1998. The increase was due primarily to $34,000 in increased equipment costs, $31,000 in increased stationery and supply costs, and other increases in postage and insurance expenses of approximately $43,000.

INCOME TAXES

The provision for income taxes in 1998 decreased $35,000 as the result of less taxable income. The effective tax rate remained consistent.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED SEPTEMBER 30, 1997 AND 1996:

GENERAL

Net income for the year ended September 30, 1997 was $1,923,000 compared to $883,000 for the year ended September 30, 1996. The increase was primarily due to a $1.2 million decrease in FDIC insurance premiums. On September 30, 1996, the FDIC imposed a special one-time assessment on each depository institution with SAIF-assessable deposits to recapitalize the SAIF to a level commensurate with the Bank Insurance Fund. The special assessment of approximately $1.0 million was accrued by the Bank at September 30, 1996.

INTEREST INCOME

Interest income increased $169,000 from $13.3 million in 1996 to $13.5 million in 1997. The increase is due primarily to an increase in interest on investments of $391,000, offset by a decrease of $123,000 of interest on loans, and a $104,000 decline in interest on mortgage-backed securities.

The increase in interest on investment securities resulted from an increase in the average balance from $12.2 million in 1996 to $18.5 million in 1997. The average yield increased from 5.80% to 5.93% over the same period of time.

The decrease in the interest on loans resulted from a decrease in the average balance of loans, from $146.0 million in 1996 to $140.8 million in 1997. The weighted average rate increased from 7.86% in 1996 to 8.07% in 1997.

The higher average yield on loans is the result of repricing on adjustable rate loans. The reduced average balances of loans outstanding is due primarily to an increase in principal repayments, including payoff of the Bank's largest loan, and refinancing of loans into lower fixed rates. As part of the Bank's interest rate risk policy, the majority of fixed rate loans are sold with servicing released.

The decrease in interest income on mortgage-backed and related securities resulted primarily from a decrease in the average balance from $8.3 million in 1996 to $6.9 million in 1997. The average rate changed from 8.12% in 1996 to 8.30% in 1997. The average balance of mortgage-backed and related securities declined as principal repayments were received. The average yield increased due to repayment and/or amortization of lower-rate securities.

INTEREST EXPENSE

Interest expense decreased $87,000, from $7.1 million in 1996 to $7.0 million in 1997. The reduction resulted primarily from reduced interest expense on interest-bearing deposits of $61,000, and reduced expense on borrowing from the FHLB of $25,000.

The decrease in interest expense on deposits was the result of the decline of the average balance of deposits, from $149.4 million in 1996 to $148.0 million in 1997. The average yield remained the same at 4.61%.

The reduced deposit volume has resulted primarily from increased withdrawals and competition for funds from other financial intermediaries.

The decrease in interest on FHLB advances is the result of a decline in the average balance, which was $3.0 million in 1996 compared to $2.6 million in 1997. The balance declined as a result of scheduled principal payments. The average rate increased from 6.08% in 1996 to 6.20% in 1997.

PROVISION FOR LOAN LOSSES

The provision for loan losses is determined by management as the amount to be added to the allowance for loan losses after net chargeoffs have been deducted to bring the allowance to a level which is considered adequate to absorb losses inherent in the loan portfolio. Because the Bank's management believes it adheres to strict loan underwriting guidelines focusing on mortgage loans secured by 1 to 4 family residences, the Bank has experienced very low loan losses. No assurances, however, can be given as to future loan loss levels.

The provision for loan losses increased $104,000, from $65,000 in 1996 to $169,000 in 1997. Management deemed the increase in the loan loss provision necessary as a result of an increase in non-performing as well as an increase in consumer credit lines which are inherently riskier than 1 to 4 family mortgage loans. Consumer loans increased $2.4 million in 1997.

OTHER INCOME

Other income increased $205,000, from $696,000 in 1996 to $901,000 in 1997.  The increase is due primarily to an increase in the gains on sales of loans, which were $214,000 in 1996, and $408,000 in 1997. These additional gains were the result of a slight increase in volume and the recording of mortgage servicing rights in accordance with Statement of Financial Accounting Standards ("SFAS") No. 122 (see Note 1 in Notes to Consolidated Financial Statements) for $10.2 million of loans securitized and sold with servicing rights retained.

OTHER EXPENSES

Other expenses decreased from $5.7 million to $4.3 million. The reduction was due primarily to a decrease in the Federal Deposit Insurance expense of $1.2 million. In 1996, the FDIC imposed a special premium on the thrift industry to recapitalize the SAIF. The Bank's share of the special premium amounted to $1.0 million.

Compensation expense decreased $133,000 in 1997 compared to 1996. In June of 1996 the Board of Directors approved a supplemental non-qualified retirement plan for the Bank's former president.

Offsetting these decreased expenses was an increase in office occupancy expense of $85,000, up from $445,000 in 1996 to $530,000 in 1997. The increase is due to higher depreciation expense, as a result of capital improvements, and higher lease expense as a result of the opening of the Sunset Hills branch office in August 1996.

INCOME TAXES

The provision for income taxes in 1997 increased $655,000 as the result of additional taxable income. The effective tax rate increased from 29.5% to 34.8% as the result of changes in investment portfolio mix and related taxable versus nontaxable investment yields.

MARKET RISK ANALYSIS

QUANTITATIVE ASPECTS OF MARKET RISK The Company does not maintain a trading account for any class of financial instrument nor does the Company engage in hedging activities or purchase high-risk derivative instruments. Furthermore, the Company is not subject to foreign currency exchange rate risk or commodity price risk.

The following table presents the Company's financial instruments that are sensitive to changes in interest rates, categorized by expected maturity, and the instruments' fair values at September 30, 1998. Expected maturities use certain assumptions based on historical experience and other data available to management.

                                                              ONE YEAR    AFTER THREE   AFTER FIVE            CARRYING
                                        AVERAGE  WITHIN ONE      TO      YEARS TO FIVE   YEARS TO   BEYOND     VALUE      FAIR
INTEREST SENSITIVE ASSETS                RATE      YEAR      THREE YEARS     YEARS      TEN YEARS  TEN YEARS   TOTAL     VALUE
                                        -------  --------    -----------  ------------  ---------- ---------  --------  --------
                                                                       (Dollars in Thousands)
Loans receivable - net                   7.98 %  $ 58,188        $ 9,904       $22,512     $30,100   $21,065  $141,769  $143,913
Loans held for sale - net                6.87 %    13,442                                                       13,442    13,617
Mortgage backed securities - HTM         8.18 %         9            103         2,202       2,161       937     5,412     5,684
Mortgage backed securities - AFS         6.00 %                                                        1,473     1,473     1,488
Investments-HTM                          5.64 %    10,224          8,699                                        18,923    19,026
Investments - AFS                        5.53 %       979          1,250                                         2,229     2,235
                                                 --------        -------       -------  ----------   -------  --------  --------

  Total interest sensitive assets                $ 82,842        $19,956       $24,714     $32,261   $23,475  $183,248  $185,963
                                                 ========        =======       =======  ==========   =======  ========  ========

INTEREST SENSITIVE LIABILITIES

Checking accounts and money market       2.66 %  $ 25,716        $     -       $     -     $     -   $     -  $ 25,716  $ 25,716
Savings accounts                         2.50 %    25,669                                                       25,669    25,669
Certificate accounts                     5.50 %    71,266         26,835         6,618         131             104,850   105,703
Borrowings                               6.32 %       300            600         1,000                           1,900     1,964
                                                 --------        -------       -------  ----------   -------  --------  --------

  Total interest sensitive liabilities           $122,951        $27,435       $ 7,618     $   131   $     -  $158,135  $159,052
                                                 ========        =======       =======  ==========   =======  ========  ========

OFF BALANCE SHEET ITEMS

Commitments to extend credit             6.95 %    31,928  (1)

(1) Includes commitments to sell loans of $22,014.

QUALITATIVE ASPECTS OF MARKET RISK -- The Company's principal financial objective is to achieve long-term profitability while reducing its exposure to fluctuating market interest rates. The Company has sought to reduce the exposure of its earnings to changes in market interest rates by attempting to manage the mismatch between asset and liability maturities and interest rates. In order to reduce the exposure to interest rate fluctuations, the Company has developed strategies to manage its liquidity, shorten its effective maturities of certain interest-earning assets and increase the interest rate sensitivity of its asset base. Management has sought to decrease the average maturity of its assets by emphasizing the origination of adjustable-rate residential mortgage loans and consumer loans, all of which are retained by the Company for its portfolio. In addition, long-term, fixed-rate single-family residential mortgage loans are underwritten according to the guidelines of Fannie Mae and Freddie Mac and usually sold for cash in the secondary market. The retention of ARM loans, which reprice at regular intervals, helps to ensure that the yield on the Company's loan portfolio will be sufficient to offset increases in the Company's cost of funds. However, periodic and lifetime interest rate adjustment limits may prevent ARM loans from repricing to market interest rates during periods of rapidly rising interest rates. The Company does not use any hedging techniques to manage the exposure of its assets to fluctuating market interest rates. The Company relies on retail deposits as its primary source of funds. Management believes retail deposits, compared to brokered deposits, reduce the effects of interest rate fluctuations because they generally represent a more stable source of funds.

The Company uses interest rate sensitivity analysis to measure its interest rate risk by computing changes in NPV (net portfolio value) of its cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. NPV represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 100 to 400 basis point increase or decrease in market interest rates with no effect given to any steps that management might take to counter the effect of that interest rate movement (see table below). Using data compiled by the OTS, the Company receives a report which measures interest rate risk by modeling the change in NPV (net portfolio value) over a variety of interest rate scenarios. This procedure for measuring interest rate risk was developed by the OTS to replace the "gap" analysis (the difference between interest-earning assets and interest-bearing liabilities that mature or reprice within a specific time period).

                                                                                          ESTIMATED CHANGE
                                                                                          IN NET PORTFOLIO
                                                                                                VALUE
       CHANGE IN INTEREST RATES                                                            (IN THOUSANDS)
400 basis point rise                                                                                (4,027)
300 basis point rise                                                                                (2,167)
200 basis point rise                                                                                  (799)
100 basis point rise                                                                                  (164)
Base scenario                                                                                            -
100 basis point decline                                                                                (38)
200 basis point decline                                                                                387
300 basis point decline                                                                              1,367
400 basis point decline                                                                              2,429

The preceding table indicates that at September 30, 1998, in the event of a sudden and sustained increase in prevailing market interest rates, the Company's NPV would be expected to decrease, and in the event of a sudden and sustained decrease in prevailing market interest rates, the Company's NPV would be expected to increase.

Certain assumptions utilized by the OTS in assessing the interest rate risk of savings associations within its region were utilized in preparing the preceding table. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as ARM loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

LIQUIDITY AND CAPITAL RESOURCES

The Company's principal sources of funds are proceeds from maturities of investment securities, principal payments received on mortgage-backed and related securities, loan repayments and deposits.

The primary investing activities of the Company are originating and purchasing loans, purchasing investments, mortgage-backed and related securities. Proceeds from maturities of investment securities and principal payments received on mortgage-backed and related securities provided $20.7 million of liquidity for the year ended September 30, 1998.

Typically, the Company's most significant financing activities are deposits accounts, FHLB of Des Moines borrowings, taxes and insurance on behalf of borrowers, and the payment of dividends. The repayment of FHLB of Des Moines borrowings of $300,000 and dividend payments totaling $697,000 were the primary uses of cash during 1998. These cash outflows were offset by net increases in deposits and escrow balances totaling $7.6 million during 1998.

On December 2, 1998, the Conversion and Reorganization was completed. The Company raised gross proceeds of $29,095,000, subject to final expenses, which will provide the Company with a larger capital base which will enhance its ability to pursue lending and investment opportunities, as well as opportunities for growth and expansion.

Federal regulations require the Company to maintain minimum levels of liquid assets (i.e., cash and eligible investments). The required percentage has varied from time to time based upon economic conditions and savings flows and is currently 4% of the average daily balance of its net withdrawable savings deposits and short-term borrowings. The Company attempts to maintain levels of liquidity at levels in excess of those required by regulation. Maintaining levels of liquidity acts, in part, to reduce the Company's balance sheet exposure to interest rate risk. At September 30, 1998, the Company's liquidity ratio (liquid assets as a percentage of net withdrawable savings deposit and short-term borrowings) was 22.65%.

The Company must also maintain adequate levels of liquidity to ensure the availability of funds to satisfy loan commitments and deposit withdrawals. At September 30, 1998, the Company had outstanding commitments to originate loans of $9.9 million and commitments to sell loans of $22 million. At the same time, certificates of deposit which are scheduled to mature in one year or less totaled $71.3 million. Based upon historical experience, management believes the majority of maturing certificates of deposit will remain with the Company.

Management believes its ability to generate funds internally will satisfy its liquidity requirements. If the Company requires funds beyond its ability to generate them internally, it has the ability to borrow funds from the FHLB of Des Moines under a blanket agreement which assigns all investments in FHLB Stock as well as qualifying first mortgage loans equal to 150% of the outstanding advances as collateral to secure the amounts borrowed. At September 30, 1998 the Company had approximately $79.4 million available to it under the above-mentioned borrowing arrangement. At September 30, 1998, the Company had $1.9 million in advances from the FHLB of Des Moines.

The Company's ability to pay dividends depends primarily on the Bank's ability to pay dividends to the Company. Under federal regulations the Bank cannot pay cash dividends in excess of the higher of (i) net income to date during the calendar year plus one-half of surplus capital over regulatory capital or amounts which would result in the Bank not maintaining adequate capital requirements imposed by the OTS or (ii) 75% of net income over the most recent four quarter period.

The Company is not subject to any separate regulatory capital requirements. The Bank is required to maintain specific minimum amounts of capital pursuant to OTS regulations. The OTS minimum capital standards generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and risked-based requirement. The tangible capital requirement provides for minimum tangible capital (defined as stockholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 4.0% of adjusted assets.

The risk-based capital requirements provides for the maintenance of core capital plus a portion of unallocated loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighing assets the Bank multiplies the value of each asset on its balance sheet by a defined risk-weighing factor (e.g., one- to four-family conventional residential loans carry a risk-weighted factor of 50%).

At September 30, 1998, the Bank's tangible capital totaled $25.1 million, or 13.01% of adjusted total assets, which exceeded the minimum 1.5% requirement by $22.2 million, or 11.5%. The Bank's core capital at September 30, 1998 totaled $25.1 million or 13.01% of adjusted total assets, which was approximately $17.4 million, or 9.01% above the minimum requirement of 4.0%. The Bank's risk-based capital at that date totaled $25.9 million, or 22.43% of risk-weighted assets, which is $16.7 million, or 14.4% above the 8.0% fully phased-in requirement.

EFFECT OF INFLATION AND CHANGING PRICES

The consolidated financial statements and related financial data presented herein have been prepared in accordance with GAAP, which require the measurement of financial position and operating results in terms of historical dollars, without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

YEAR 2000

The Company is a user of computers, computer software and equipment utilizing embedded microprocessors that will be affected by the year 2000 issue. The year 2000 issue exists because many computer systems and applications use two-digit date fields to designate a year. As the century date change occurs, date-sensitive systems may recognize the year 2000 as 1900, or not at all. This inability to recognize or properly treat the year 2000 may cause erroneous results, ranging from system malfunctions to incorrect or incomplete processing.

The Company established a year 2000 committee in 1997 headed by the Senior Vice President. Other members are President, Executive Vice President, and an outside Board member. The committee provides periodic reports to the Board of Directors in order to assist the directors in their year 2000 readiness oversight role. The plan is comprised of the following phases:

1. Awareness - Educational initiatives on year 2000 issues and concerns. This phase is ongoing, especially as it relates to informing customers of the Company's year 2000 preparedness.

2. Assessment - Inventory of all technology assets and identification of third-party vendors and service providers. This phase has been completed.

3. Renovation - Review of vendor and service providers responses to the Company's year 2000 inquiries and development of a follow-up plan and time line. This phase has been completed.

4. Validation - Testing all systems and third-party vendors for year 2000 compliance. The Company is currently in this phase of its plan. A third-party service bureau processes all customer transactions and has completed upgrades to its systems to be year 2000 compliant.

    The Company's third-party service bureau provided access to their system on November 8, 1998 for the Company to test its upgraded hardware and Local Area Network, and to test all applications the service bureau provides to the Company. The testing of equipment and Local Area Network went extremely well and the Company was able to roll the date on the file server and sign on the Host System that was dated January 3, 2000.

    The Company processed transactions for all applications, Savings, Certificates of Deposit, Mortgage Loans, Consumer Loan, Individual Retirement Accounts, etc. The General Ledger system was also tested and the Company received a file containing all the transactions that were processed during the test. This file was entered into the General Ledger system which posted and merged in the General Ledger balance.

    The Company's item processor will be conducting a test with their service bureau. The Company is also participating in Proxy Testing with their ATM Processor. This testing is scheduled to be complete by March 31, 1999. Other third-party vendors have indicated their compliance. Where it is possible, the Company plans to test third-party vendors for compliance. Where testing is not possible, the Company will rely on certifications from vendors. Testing is scheduled to be completed by March 31, 1999. In the event that testing reveals that the third-party systems are not year 2000 compliant, the Company's service bureau intends to either transfer the Company to other systems that are year 2000 compliant or provide additional resources to resolve the year 2000 issues. Where it is possible to do so, the Company has scheduled testing with these third parties. Where testing is not possible, the Company will rely on certifications from vendors and service providers.

5. Implementation - Replacement or repair of non-compliant technology. As the Company progresses through the validation phase, the Company expects to determine necessary remedial actions and provide for their implementation. The Company has already implemented a new year 2000 compliant computerized teller system and has verified the year 2000 compliance of its computer hardware and other equipment containing embedded microprocessors.

The Company estimates its total cost to replace computer equipment, software programs or other equipment containing embedded microprocessors that were not year 2000 compliant to be approximately $150,000. For year ended September 30, 1998, approximately $58,000 of this amount has been incurred. System maintenance or modification costs are being expensed as incurred, including the cost of new hardware, software or other equipment. The Company does not separately track the internal costs and time that its own employees spend on year 2000 issues. Such costs are principally payroll costs.

Because the Company is substantially dependent on its computer systems and the computer systems of third parties, the failure of these systems to be year 2000 compliant could cause substantial disruption of the Company's business and could have a material adverse financial impact on the Company. Failure to resolve year 2000 issues presents the following risks to the Company: (1) the Company could lose customers to other financial institutions, resulting in a loss of revenue, if the Company's third-party service bureau is unable to properly process customer transactions; (2) governmental agencies, such as the Federal Home Loan Bank, and correspondent banks could fail to provide funds to the Company, which could materially impair the Company's liquidity and affect the Company's ability to fund loans and deposit withdrawals; (3) concern on the part of depositors that year 2000 issues could impair access to their deposit account balances could result in the Company experiencing deposit outflows prior to December 31, 1999; and (4) the Company could incur increased personnel costs if additional staff is required to perform functions that inoperative systems would have otherwise performed. Management believes that it is not possible to estimate the potential lost revenue due to the year 2000 issue, as the extent and longevity of any potential problem cannot be predicted. Because substantially all of the Company's loan portfolio consists of residential mortgage and consumer loans, management believes that year 2000 issues will not impair the ability of the Company's borrowers to repay their debt.

There can be no assurances that the Company's year 2000 plan will effectively address the year 2000 issue, that the Company's estimates of the timing and costs of completing the plan will ultimately be accurate or that the impact of any failure of the Company or its third-party vendors and service providers to be year 2000 compliant will not have a material adverse affect on the Company's business, financial condition or results of operations.

YIELDS EARNED AND RATES PAID

The following table sets forth for the three years ended September 30, 1998, 1997 and 1996 and at September 30, 1998 and 1997, the weighted average yields earned on the Company's assets, the weighted average interest rates paid on the Company's liabilities, together with the net yield on interest-earning assets.

                                                            YEARS ENDED SEPTEMBER 30,                     SEPTEMBER 30,
                                                     --------------------------------------         --------------------------
                                                         1998         1997         1996                1998           1997
Weighted average yield on loans                            8.01 %       8.07 %       7.86 %              7.98 %         8.34 %
Weighted average yield on investment securities            5.89 %       5.93 %       5.80 %              5.63 %         5.88 %
Weighted average yield on mortgage-backed                  8.17 %       8.30 %       8.12 %              7.72 %         8.24 %
 securities
Weighted average yield on Federal funds sold and
  overnight deposits                                       5.47 %       5.32 %       5.38 %                             5.44 %
Weighted average yield on all interest-earning             7.64 %       7.71 %       7.61 %              7.64 %         7.93 %
 assets
Weighted average rate paid on savings deposits             4.60 %       4.61 %       4.61 %              4.54 %         4.64 %
Weighted average rate paid on FHLB advances (1)            6.34 %       6.20 %       6.08 %              6.32 %         6.22 %
Weighted average rate paid on all interest-bearing
  liabilities (1)                                          4.62 %       4.64 %       4.64 %              4.61 %         4.69 %
Interest rate spread (spread between weighted average
  rate on all interest-earning assets and all
  interest-bearing liabilities) (1)                        3.02 %       3.07 %       2.97 %              3.03 %         3.24 %
Net interest margin (net interest income as a
  percentage of average interest-earning assets) (1)       3.66 %       3.72 %       3.57 %               N/A            N/A

(1) Data for 1998 does not include the stock subscription balance of $5.1 million. Accrued interest on these stock subscriptions is considered immaterial.

AVERAGE BALANCE SHEET

The following table sets forth information regarding average balances of assets and liabilities as well as the total dollar amounts of interest income from average interest-earning assets and interest expense on average interest-bearing liabilities, resultant yields, interest rate spread, net interest margin, and ratio of average interest-earning assets to average interest-bearing liabilities for the periods indicated. Average balances have been calculated using average of month-end balances.

                                                                                YEARS ENDED SEPTEMBER 30,
                                                -----------------------------------------------------------------------------
                                                                1998                                   1997
                                                ---------------------------------------   -----------------------------------
                                                                   INTEREST                             INTEREST
                                                     AVERAGE          AND       YIELD/      AVERAGE        AND      YIELD/
                                                     BALANCE       DIVIDENDS     COST       BALANCE     DIVIDENDS    COST
                                                                             (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Net loans (1)                                         $143,795    $ 11,520     8.01 %      $140,827    $ 11,357    8.07 %
  Investment securities                                   16,776         988     5.89 %        18,520       1,098    5.93 %
  Mortgage-backed and related securities                   6,216         508     8.17 %         6,876         571    8.30 %
  Federal funds sold and overnight deposits               12,640         691     5.47 %         8,868         472    5.32 %
                                                        --------    --------                 --------    --------
           Total interest-earning assets                 179,427      13,707     7.64 %       175,091      13,498    7.71 %

Non-interest-earning assets                                5,035                                3,728
                                                        --------                             --------
           Total assets                                 $184,462                             $178,819
                                                        ========                             ========

Interest-bearing liabilities (5):
           Total deposits (2)                           $152,451       7,011     4.60 %      $148,006       6,824    4.61 %
FHLB advances                                              2,049         130     6.34 %         2,597         161    6.20 %
                                                        --------    --------                 --------    --------
           Total interest-bearing liabilities            154,500       7,141     4.62 %       150,603       6,985    4.64 %
                                                                    --------                             --------

Non-interest bearing liabilities                           5,335                                5,003
Retained earnings                                         24,627                               23,213
                                                        --------                             --------

           Total liabilities and retained               $184,462                             $178,819
            earnings                                    ========                             ========

Net interest income                                                 $  6,566                             $  6,513
                                                                    ========                             ========

Interest rate spread (3)                                                         3.02 %                              3.07 %

Net interest margin (4)                                                          3.66 %                              3.72 %

Ratio of average interest-earning assets to
  average interest-bearing liabilities                               116.13 %                             116.26 %
                                                                    ========                             ========

                                                     YEARS ENDED SEPTEMBER 30,
                                                   -----------------------------
                                                                1996
                                                   -----------------------------
                                                               INTEREST
                                                     AVERAGE      AND     YIELD/
                                                     BALANCE   DIVIDENDS   COST
                                                        (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Net loans (1)                                      $146,012    $11,480   7.86 %
  Investment securities                                12,217        708   5.80 %
  Mortgage-backed and related securities                8,316        675   8.12 %
  Federal funds sold and overnight deposits             8,663        466   5.38 %
                                                     --------    -------
           Total interest-earning assets              175,208     13,329   7.61 %

Non-interest-earning assets                             4,263
                                                     --------
           Total assets                              $179,471
                                                     ========

Interest-bearing liabilities (5):
           Total deposits (2)                        $149,355      6,885   4.61 %
FHLB advances                                           3,057        187   6.08 %
                                                     --------    -------
           Total interest-bearing liabilities         152,412      7,072   4.64 %
                                                                 -------

Non-interest bearing liabilities                        4,438
Retained earnings                                      22,621
                                                     --------

           Total liabilities and retained            $179,471
            earnings                                 ========

Net interest income                                              $ 6,257
                                                                 =======

Interest rate spread (3)                                                   2.97 %

Net interest margin (4)                                                    3.57 %

Ratio of average interest-earning assets to
  average interest-bearing liabilities                            114.96 %
                                                                 =======

-----------
(1) Includes nonaccrual loans with a average balance of $477,000, $160,000 and $111,000 at September 30, 1998, 1997 and 1996, respectively.
(2) Includes non-interest-bearing deposits with an average balance of $1.3 million, $759,000 and $457,000 during 1998, 1997 and 1996, respectively.
(3) Yield on interest-earning assets less cost of interest-bearing liabilities.
(4) Net interest income divided by average interest-earning assets.
(5) Data for 1998 does not include the stock subscription balance of $5.1 million.

RATE VOLUME ANALYSIS

The following table sets forth the effects of changing rates and volumes on net interest income for the periods indicated. Information is provided with respect to (i) effects on interest income attributable to changes in volume (changes in volume multiplied by prior rate); (ii) effects on interest income attributable to changes in rate (changes in rate multiplied by prior volume); (iii) changes in rate/volume (change in rate multiplied by change in volume); and (iv) the net change (the sum of the prior columns).

                                                          1998 COMPARED TO 1997                     1997 COMPARED TO 1996
                                                        INCREASE (DECREASE) DUE TO                INCREASE (DECREASE) DUE TO
                                                 ---------------------------------------      ------------------------------------
                                                                         RATE/                                  RATE/
                                                        RATE   VOLUME   VOLUME    NET          RATE   VOLUME   VOLUME    NET
                                                                                   (IN THOUSANDS)
Interest-earning assets:
  Total net loans                                      $(75)   $ 239      $(2)  $ 162         $296    $(409)    $(11)   $(124)
  Investment securities                                  (8)    (103)       1    (110)          17      364        9      390
  Mortgage-backed and related securities                 (9)     (55)       1     (63)          16     (117)      (3)    (104)
  Federal funds sold and overnight deposits              13      201        5     219           (5)      11                 6
                                                       ----    -----      ---   -----         ----    -----     ----    -----

           Total net change in income on
             interest-earning assets                    (79)     282        5     208          324     (151)      (5)     168

Interest-bearing liabilities (1):
  Interest-bearing deposits                             (18)     205       (1)    186            1      (62)              (61)
  FHLB advances                                           4      (34)       -     (30)           3      (28)      (1)     (26)
                                                       ----    -----      ---   -----         ----    -----     ----    -----
           Total net change in expense on
             interest-bearing liabilities               (14)     171       (1)    156            4      (90)      (1)     (87)
                                                       ----    -----      ---   -----         ----    -----     ----    -----

Net change in net interest income                      $(65)   $ 111      $ 6   $  52         $320    $ (61)    $ (4)   $ 255
                                                       ====    =====      ===   =====         ====    =====     ====    =====
                                                                1996 COMPARED TO 1995
                                                             INCREASE (DECREASE) DUE TO
                                                  ----------------------------------------------
                                                                             RATE/
                                                           RATE    VOLUME   VOLUME    NET
                                                                     (IN THOUSANDS)
Interest-earning assets:
  Total net loans                                        $1,067    $(738)    $(70)  $ 259
  Investment securities                                       4      290        3     297
  Mortgage-backed and related securities                     19     (179)      (4)   (164)
  Federal funds sold and overnight deposits                 (23)     147      (10)    114
                                                         ------    -----     ----   -----

           Total net change in income on
             interest-earning assets                      1,067     (480)     (81)    506

Interest-bearing liabilities (1):
  Interest-bearing deposits                                 557      (78)      (7)    472
  FHLB advances                                               6     (285)      (3)   (282)
                                                         ------    -----     ----   -----
           Total net change in expense on
             interest-bearing liabilities                   563     (363)     (10)    190
                                                         ------    -----     ----   -----

Net change in net interest income                        $  504    $(117)    $(71)  $ 316
                                                         ======    =====     ====   =====

(1) Data does not consider the stock subscription balance at September 30, 1998 of $5.1 million.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
 Pulaski Bank, A Federal Savings Bank:


We have audited the accompanying consolidated balance sheets of Pulaski Bank, A Federal Savings Bank and subsidiaries (the "Bank") as of September 30, 1998 and 1997, and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1998. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Bank as of September 30, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1998, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Bank changed its method of accounting for mortgage servicing rights, effective October 1, 1996, to conform with Statement of Financial Accounting Standards No. 122, later superseded by Financial Accounting Standards No. 125.


DELOITTE & TOUCHE LLP


December 4, 1998

PULASKI BANK, A FEDERAL SAVINGS BANK AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 1998 AND 1997
-------------------------------------------------------------------------------

ASSETS                                                                          1998                1997
Cash and amounts due from depository institutions                             $  3,047,328        $  1,248,294
Federal funds sold and overnight deposits                                                            5,000,000
                                                                              ------------        ------------
           Total cash and cash equivalents                                       3,047,328           6,248,294
Investment securities available for sale, at market value                        2,235,133
Investment securities held to maturity, at cost (market value
 $19,026,432 and $16,071,484 in 1998 and 1997, respectively)                    18,923,006          16,068,191
Mortgage-backed and related securities held to maturity, at cost
 (market value $5,683,829 and $6,647,107 in 1998 and 1997, respectively)         5,412,117           6,361,708
Mortgage-backed and related securities available for sale, at market value       1,488,267
Loans receivable held for sale, at lower of cost or market                      13,442,421          14,384,480
Loans receivable, net of allowance for loan losses of $762,688 and
  $612,852 in 1998 and 1997, respectively                                      141,769,058         130,358,537
Federal Home Loan Bank stock - at cost                                           1,423,000           1,638,000
Real estate acquired in settlement of loans, net of allowance for
 losses of $18,640                                                                 105,628
Premises and equipment, net                                                      2,105,293           1,808,809
Accrued interest receivable:
  Investment securities                                                            224,513             140,225
  Mortgage-backed securities                                                        48,584              49,468
  Loans receivable                                                                 907,695             925,708
  Other                                                                                                    882
Other assets                                                                     2,076,332           1,434,430
                                                                              ------------        ------------
TOTAL                                                                         $193,208,375        $179,418,732
                                                                              ============        ============

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:
  Deposits                                                                    $156,235,348        $148,672,221
  Stock subscriptions                                                            5,129,497
  Advances from Federal Home Loan Bank of Des Moines                             1,900,000           2,200,000
  Advance payments by borrowers for taxes and insurance                          3,185,605           3,113,093
  Accrued interest payable                                                         262,600             262,833
  Other liabilities                                                              1,282,666           1,312,695
                                                                              ------------        ------------
              Total liabilities                                                167,995,716         155,560,842
                                                                              ------------        ------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
  Preferred stock - $1.00 par value per share, authorized 10,000,000 shares; none issued or outstanding
  Common stock - $1.00 par value per share, authorized 20,000,000 shares; 2,105,840 shares and 2,094,800 shares issued and
    outstanding at September 30, 1998 and 1997, respectively                     2,105,840           2,094,800
  Additional paid-in capital                                                     5,258,418           5,132,238
  Unearned MRDP shares                                                             (73,600)           (128,800)
  Accumulated other comprehensive income                                            14,520
  Retained earnings, substantially restricted                                   17,907,481          16,759,652
                                                                              ------------        ------------
          Total stockholders' equity                                            25,212,659          23,857,890
                                                                              ------------        ------------
TOTAL                                                                         $193,208,375        $179,418,732
                                                                              ============        ============

See accompanying notes to the consolidated financial statements.

PULASKI BANK, A FEDERAL SAVINGS BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
YEARS ENDED SEPTEMBER 30, 1998, 1997 AND 1996
--------------------------------------------------------------------------------

                                                                      1998                 1997                 1996
INTEREST INCOME:
  Loans receivable                                                 $11,520,314          $11,356,782          $11,480,242
  Investment securities                                                987,863            1,098,553              708,208
  Mortgage-backed and related securities                               507,604              570,691              674,999
  Other                                                                690,764              471,697              465,887
                                                                   -----------          -----------          -----------
           Total interest income                                    13,706,545           13,497,723           13,329,336
                                                                   -----------          -----------          -----------

INTEREST EXPENSE:
  Deposits                                                           7,011,403            6,824,171            6,885,279
  Advances from Federal Home Loan Bank                                 130,302              160,594              186,490
                                                                   -----------          -----------          -----------
           Total interest expense                                    7,141,705            6,984,765            7,071,769
                                                                   -----------          -----------          -----------

NET INTEREST INCOME                                                  6,564,840            6,512,958            6,257,567

PROVISION FOR LOAN LOSSES                                              209,277              169,176               64,700
                                                                   -----------          -----------          -----------

NET INTEREST INCOME AFTER PROVISION
  FOR LOAN LOSSES                                                    6,355,563            6,343,782            6,192,867
                                                                   -----------          -----------          -----------

OTHER INCOME:
  Service charges on deposit accounts                                  168,596               75,929               78,210
  Gains on sales of loans                                              851,293              408,180              214,054
  Insurance commissions                                                255,251              130,417              125,255
  Other                                                                315,038              286,759              278,763
                                                                   -----------          -----------          -----------
           Total other income                                        1,590,178              901,285              696,282
                                                                   -----------          -----------          -----------

OTHER EXPENSES:
  Salaries and employee benefits                                     2,775,166            2,543,703            2,676,998
  Occupancy and equipment expense                                      581,914              529,605              444,570
  Advertising                                                          299,663               56,781               89,947
  Federal insurance premiums                                            97,319              142,034              355,935
  SAIF premium assessment                                                                                      1,010,105
  Outside data processing                                              297,622              225,492              215,231
  Professional services                                                294,428              175,875              193,362
  Other                                                                765,007              624,100              649,200
                                                                   -----------          -----------          -----------
           Total other expenses                                      5,111,119            4,297,590            5,635,348
                                                                   -----------          -----------          -----------

INCOME BEFORE INCOME TAXES                                           2,834,622            2,947,477            1,253,801

INCOME TAXES                                                           989,827            1,024,586              370,339
                                                                   -----------          -----------          -----------

NET INCOME                                                           1,844,795            1,922,891              883,462

OTHER COMPREHENSIVE INCOME - Unrealized gain (loss)
   on securities available-for-sale (net of tax of $7,481)              14,520
                                                                   -----------          -----------          -----------
COMPREHENSIVE INCOME                                               $ 1,859,315          $ 1,922,891          $   883,462
                                                                   ===========          ===========          ===========
NET INCOME PER COMMON SHARE - BASIC                                      $0.88                $0.92                $0.42
                                                                   ===========          ===========          ===========
NET INCOME PER COMMON SHARE - DILUTED                                    $0.87                $0.91                $0.42
                                                                   ===========          ===========          ===========

See accompanying notes to the consolidated financial statements.

PULASKI BANK, A FEDERAL SAVINGS BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED SEPTEMBER 30, 1998, 1997 AND 1996
-------------------------------------------------------------------------------

                                                                        UNEARNED
                                                                       MANAGEMENT
                                                                       RECOGNITION      ACCUMULATED
                               NUMBER OF                ADDITIONAL         AND             OTHER
                                SHARES       COMMON       PAID-IN      DEVELOPMENT     COMPREHENSIVE    RETAINED
                              OUTSTANDING     STOCK       CAPITAL      PLAN SHARES        INCOME        EARNINGS        TOTAL
BALANCE,
    OCTOBER 1, 1996             2,094,000   $2,094,000   $5,117,826      $(239,200)      $     -       $15,123,519    $22,096,145

  Amortization of Management
    Recognition and Develop-
    ment Plan shares                                                        55,200                                         55,200

  Dividends ($0.85 per share)*                                                                            (530,400)      (530,400)

  Net income                                                                                               883,462        883,462
                              -----------  -----------  -----------    -----------     ---------      ------------    -----------

BALANCE,
    SEPTEMBER 30, 1996          2,094,000    2,094,000    5,117,826       (184,000)            -        15,476,581     22,504,407

  Common stock issued under
    Stock Option Plan and
    related tax benefit               800          800       14,412                                                        15,212

Amortization of Management
  Recognition and Development
  Plan shares                                                               55,200                                         55,200

  Dividends ($1.03 per share)*                                                                            (639,820)      (639,820)

  Net income                                                                                             1,922,891      1,922,891
                              -----------  -----------  -----------    -----------     ---------      ------------    -----------

BALANCE,
    SEPTEMBER 30, 1997          2,094,800    2,094,800    5,132,238       (128,800)            -        16,759,652     23,857,890

 Amortization of Management
    Recognition and Development
    Plan shares                                                             55,200                                         55,200

  Dividends ($1.10 per share)*                                                                            (696,966)      (696,966)

  Stock options exercised          11,040       11,040      126,180                                                       137,220
                                                                                                                      -----------

Comprehensive income:
  Net income                                                                                             1,844,795      1,844,795
  Net unrealized gains on
    securities                                                                            14,520                           14,520
                                                                                                                      -----------
Total comprehensive
  income                                                                                                                1,859,315
                              -----------  -----------  -----------    -----------     ---------      ------------    -----------

BALANCE,
  SEPTEMBER 30, 1998            2,105,840   $2,105,840   $5,258,418      $ (73,600)      $14,520       $17,907,481    $25,212,659
                              ===========  ===========  ===========    ===========     =========      ============    ===========

*Pulaski Bancshares, M.H.C. ("MHC"), which owned 1,470,000 shares of stock in the Bank, waived receipt thereby reducing the actual dividend payment to the amounts shown above.

See accompanying notes to consolidated financial statements.

PULASKI BANK, A FEDERAL SAVINGS BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 1998, 1997 AND 1996
--------------------------------------------------------------------------------

                                                                    1998                 1997                1996
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                   $   1,844,795        $  1,922,891         $    883,462

  Adjustments to reconcile net income to net cash
    provided by (used in) operating activities:
    Depreciation, amortization and accretion:
      Premises and equipment                                         289,842             270,254              206,205
      Management Recognition and Development Plan
        stock awards                                                  55,200              55,200               55,200
      Loan fees, discounts and premiums - net                       (119,700)           (228,781)            (236,288)
    Provision for loan losses                                        209,277             169,176               64,700
    Provision for losses on real estate acquired in
      settlement of loans                                             33,513              14,653               50,023
    Gains on sales of real estate acquired in
     settlement of loans                                               6,819              (4,694)             (44,447)
    Originations of loans receivable for sale to
      correspondent lenders                                     (123,642,457)        (70,365,167)         (59,795,458)
    Proceeds from sales of loans to correspondent lenders        125,435,810          63,598,438           56,063,054
    Gains on sales of loans                                         (851,293)           (408,181)            (214,054)
    Deferred income taxes                                            (56,124)            435,066             (562,061)
    Changes in other assets and liabilities                         (688,030)         (1,231,160)           1,132,706
                                                               -------------        ------------         ------------

          Net adjustments                                            672,857          (7,695,196)          (3,280,420)
                                                               -------------        ------------         ------------

          Net cash provided by (used in) operating activities      2,517,652          (5,772,305)          (2,396,958)
                                                               -------------        ------------         ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from maturities of investment securities               19,760,000          13,500,000            5,997,700
  Purchases of investment securities and Federal Home
    Loan Bank stock                                              (24,426,158)        (14,333,318)         (15,320,866)
  Purchases of mortgage-backed and related securities             (1,486,654)
  Principal payments received on mortgage-backed and
    related securities                                               965,951           1,070,115            2,022,252
  Loan (originations) repayments - net                           (11,941,823)          3,511,481           14,164,754
  Proceeds from sales of real estate acquired in
   settlement of loans receivable                                     91,001             126,436              475,479
  Additions to premises and equipment                               (586,325)           (378,999)            (392,410)
                                                               -------------        ------------         ------------

          Net cash (used in) provided by investing activities    (17,624,008)          3,495,715            6,946,909
                                                               -------------        ------------         ------------

                                                                                                           (Continued)

PULASKI BANK, A FEDERAL SAVINGS BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 1998, 1997 AND 1996
-------------------------------------------------------------------------------

                                                                    1998                 1997               1996
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase (decrease) in deposits                           $ 7,563,127         $   847,891        $(3,680,444)
  Repayment of Federal Home Loan Bank advances                     (300,000)           (800,000)        (2,000,000)
  Net increase (decrease) in advance payments by
    borrowers for taxes and insurance                                72,512              79,442           (198,698)
  Proceeds from stock subscriptions                               5,129,497
  Common stock issued under Stock Option Plan                       137,220              15,213
  Dividends declared on common stock                               (696,966)           (639,820)          (530,400)
                                                                -----------         -----------        -----------

          Net cash provided by (used in) financing activities    11,905,390            (497,274)        (6,409,542)
                                                                -----------         -----------        -----------

NET DECREASE IN CASH AND CASH EQUIVALENTS                        (3,200,966)         (2,773,864)        (1,859,591)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                    6,248,294           9,022,158         10,881,749
                                                                -----------         -----------        -----------

CASH AND CASH EQUIVALENTS AT END OF YEAR                        $ 3,047,328         $ 6,248,294        $ 9,022,158
                                                                ===========         ===========        ===========

ADDITIONAL DISCLOSURES OF CASH FLOW
  INFORMATION:
  Cash paid during the year for:
    Interest on deposits                                        $ 7,011,635         $ 6,822,800        $ 6,884,066
    Interest on advances from the Federal Home Loan Bank            130,302             160,594            187,239
    Income taxes                                                  1,185,814             486,190            930,000

NONCASH INVESTING ACTIVITIES:
  Real estate acquired in settlement of loans receivable            236,961               2,959            277,590
  Loans receivable securitized                                    9,105,517          10,188,257          6,220,945

See accompanying notes to the consolidated financial statements.     (Concluded)

PULASKI BANK, A FEDERAL SAVINGS BANK AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 1998, 1997 AND 1996
--------------------------------------------------------------------------------

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Pulaski Bank, A Federal Savings Bank (the "Bank") was founded in 1922 as a Missouri chartered savings and loan association and is headquartered in St. Louis County, Missouri. Pursuant to a Plan of Reorganization and Stock Issuance in Connection with Formation of a Mutual Holding Company adopted by the Bank's Board of Directors on November 17, 1993, and subsequently amended, the Bank reorganized as the Missouri chartered capital stock savings and loan association subsidiary of Pulaski Bancshares, M.H.C. ("Holding Company"), a Federally-chartered mutual holding company ("Reorganization"). The Reorganization was completed on May 11, 1994 through the issuance by the Bank of 2,070,000 shares of common stock, of which 1,470,000 shares were issued to the Holding Company and 600,000 shares were issued to depositors and borrowers of the Bank. (See Note 2).

   On May 10, 1995, the Bank received conditional approval from the Office of Thrift Supervision ("OTS") to convert from a Missouri-chartered stock savings and loan association to a Federally-chartered stock savings bank. The charter conversion was conditioned upon the approval of the Bank's minority stockholders (other than Pulaski Bancshares, M.H.C.). At a special meeting of Stockholders held June 19, 1995, the charter conversion was approved by the stockholders and became effective. The Bank changed its name to "Pulaski Bank, A Federal Savings Bank" as part of the charter conversion.

   The accounting and reporting policies and practices of the Bank and subsidiaries conform to generally accepted accounting principles and to prevailing practices within the thrift industry. A summary of the Bank's significant accounting policies follows:

   NATURE OF OPERATIONS - The Bank is a community-oriented financial institution that provides traditional financial services through the operation of five full service branches within St. Louis City and County. The Bank is engaged primarily in the business of attracting deposits from the general public and using these and other funds to originate one- to four-family residential mortgage loans within the Bank's lending market area. The Bank is an approved lender/servicer for the Federal Housing Administration ("FHA") and the Veterans Administration ("VA"), as well as for the Missouri Housing Development Commission (a government agency established to provide home buying opportunities for lower income first time home buyers) ("MHDC"). The Bank is also an approved seller/servicer for the Government National Mortgage Association ("GNMA").

   PRINCIPLES OF CONSOLIDATION - The accompanying consolidated financial statements include the accounts of Pulaski Bank, A Federal Savings Bank, its wholly-owned subsidiary Pulaski Service Corporation and Pulaski Service Corporation's wholly-owned subsidiary Pulaski Real Estate Co. All significant intercompany balances and transactions have been eliminated. Pulaski Real Estate Co. was liquidated and dissolved during the year ended September 30, 1997. This transaction did not have a significant impact on the consolidated financial statements.

   USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The provision for loan losses is a significant estimate reported within the financial statements.

   CASH EQUIVALENTS - For purposes of reporting cash flows, cash and cash equivalents include cash and amounts due from depository institutions, federal funds sold, and overnight deposits. Generally, federal funds are sold for a one-day period.

   The Bank is required by regulation to maintain liquid assets in the form of cash and securities approved by federal regulations, at a quarterly average of not less than 4% of customer deposits and short-term borrowings.

   INVESTMENT SECURITIES AND MORTGAGE-RELATED SECURITIES, HELD-TO-MATURITY - Investment securities and mortgage-related securities held-to-maturity are stated at cost, adjusted for amortization of premium and discount which are recognized as adjustments to interest income over the life of the securities using the level-yield method.

   To the extent management determines a decline in value in an investment or mortgage-related security held-to-maturity to be other than temporary, the Bank will adjust the carrying value and include such expense in the consolidated statements of income.

   INVESTMENT SECURITIES AND MORTGAGE-RELATED SECURITIES, AVAILABLE-FOR-SALE - Investment securities and mortgage-related securities available-for-sale are recorded at their current fair value. Unrealized gains or losses on securities available-for-sale are included in a separate component of equity, net of deferred income taxes. Gains or losses on the disposition of securities available-for-sale, are recognized using the specific identification method.

   LOANS HELD FOR SALE - Loans held for sale are covered by investor commitments and generally sold servicing released. Accordingly, market values for such loans are based on commitment prices. Gains or losses on loan sales are recognized at the time of sale and are determined by the difference between net sales proceeds and the principal balance of the loans sold, adjusted for net deferred loan fees. Loan origination and commitment fees, net of certain direct loan origination costs, are deferred until the sale of the loan.

   LOANS - Loans are stated at the principal amounts outstanding adjusted for premiums and discounts. Premiums and discounts are amortized and accreted using the level yield method.

   Interest on loans is accrued based upon the principal amounts outstanding. The Bank's policy is to discontinue the accrual of interest income on any loan when, in the opinion of management, there is reasonable doubt as to the timely collectibility of interest or principal. Non-accrual loans are returned to accrual status when, in the opinion of management, the financial position of the borrower indicates there is no longer any reasonable doubt as to the timely collectibility of interest or principal.

   Loan origination and commitment fees, net of certain direct loan origination costs, are deferred and amortized to interest income using the level yield method.

   PROVISION FOR LOAN LOSSES - The Bank considers a loan to be impaired when management believes it is probable that it will be unable to collect all principal and interest due according to the contractual terms of the loan.
   If a loan is impaired, the Bank records a loss valuation equal to the excess of the loan's carrying value over the present value of the estimated future cash flows discounted at the loan's effective rate based on the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. One-to-four family residential loans and consumer loans are collectively evaluated for impairment. Loans on residential properties with greater than four units and loans on construction and development and commercial properties are evaluated for impairment on a loan by loan basis. The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

   REAL ESTATE ACQUIRED IN SETTLEMENT OF LOANS - Real estate acquired in settlement of loans represents foreclosed assets held for sale and is recorded at fair value as of the date of foreclosure less estimated disposal costs (the new basis) and is subsequently carried at the lower of the new basis or fair value less selling costs on the current measurement date. Adjustments for estimated losses are charged to operations when any significant decline reduces the fair value to less than carrying value. Costs and expenses related to major additions and improvements are capitalized while maintenance and repairs which do not improve or extend the lives of the respective assets are expensed currently. Gains on the sale of real estate acquired in settlement of loans are recognized upon disposition of the property to the extent allowable considering the adequacy of the down payment and other requirements.

   PREMISES AND EQUIPMENT - Premises and equipment are stated at cost, less accumulated depreciation. Depreciation charged to operations is primarily computed utilizing the straight-line method over the estimated useful lives of the related assets. Estimated lives range from 3 to 45 years for buildings and improvements and 5 to l0 years for furniture and equipment.

   INCOME TAXES - Deferred income taxes are determined using an asset or liability approach that requires the recognition of deferred tax assets or liabilities based upon temporary differences in the tax basis of an asset or liability and its related financial statement balance. The deferred tax asset or liability is calculated using the enacted tax rates expected to apply in the period in which the deferred asset or liability is expected to be settled or realized.

   EARNINGS PER SHARE - Basic earnings per share for the years ended September 30, 1998, 1997 and 1996 are determined by dividing net income for the year by the weighted average number of common shares. The weighted average number of shares used in computing earnings per share was 2,101,686, 2,094,092, and 2,094,000 in 1998, 1997 and 1996, respectively.

   Diluted earnings per share considers the potential dilutive effects of the exercise of the outstanding stock options under the Bank's stock option plan. Applying the treasury stock method to the outstanding stock options results in an additional 15,037, 27,677, and 8,874 shares to be used in the diluted earnings per share calculation for the years ended September 30, 1998, 1997 and 1996, respectively.

   MORTGAGE SERVICING RIGHTS - On October 1, 1996, the Bank adopted the provisions of Statement of Financial Accounting Standards No. 122, Accounting for Mortgage Servicing Rights ("SFAS 122"). Effective December 31, 1996, SFAS 122 was superseded by Statement of Financial Accounting Standards No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS 125"). SFAS 125 did not materially change the accounting of mortgage servicing rights under SFAS 122 but provided a broader umbrella on the accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities.

   During the years ended September 30, 1998 and 1997, $155,000 and $194,000 of mortgage servicing rights were capitalized, respectively. The fair value of the mortgage servicing rights were based upon the present value of estimated expected future cash flows valuation technique and in some instances fair value. The discount rate utilized was commensurate with the risks inherent in the portfolio and the average portfolio life was based upon relative industry statistics and the Bank's historic prepayment rate. The cost of mortgage servicing rights is amortized in proportion to, and over the period of estimated net servicing revenues. Amortization of mortgage servicing rights was $20,367 and $5,461 for the years ended September 30, 1998 and 1997, respectively. Impairment of mortgage servicing rights is assessed based on the fair value of the rights. A valuation allowance has not been established at September 30, 1998 as the amortized cost approximates fair value.

   RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS - During 1998, the Bank adopted Financial Accounting Standards Board ("FASB") Statement No. 128, Earnings Per Share and FASB Statement No. 129, Disclosures of Information about Capital Structure. Statement No. 128 established standards for computing and presenting earnings per share. It replaced the presentation of primary EPS with a presentation of basic EPS as well as requires dual presentation of basic and diluted EPS on the face of the income statement. A reconciliation between the numerator and denominator of basic EPS and the numerator and denominator of diluted EPS is also now presented. Statement No. 129 established standards for disclosing information about an entity's capital structure.

   The Bank also elected to early adopt FASB Statement No. 130, Reporting Comprehensive Income. Statement No. 130 established standards for reporting and presenting comprehensive income.

   RECLASSIFICATIONS - Certain amounts included in the 1997 and 1996 consolidated financial statements have been reclassified to conform to the 1998 presentation.

2. PLAN OF CONVERSION AND STOCK ISSUANCE

   On April 15, 1998 the Boards of Directors of the MHC and the Bank each adopted a Plan of Conversion and Agreement and Plan of Reorganization (the "Plan of Reorganization") to convert the MHC from a federal mutual holding company to a Delaware corporation to become the parent company of the Bank. The new Delaware corporation known as Pulaski Financial Corp. ("Holding Company") will exchange certain shares of its common stock for the outstanding common stock of the Bank and will issue and offer for sale certain additional shares of its common stock. The additional shares of common stock of the new Delaware corporation will be offered to eligible account holders of the Bank as of March 31, 1997, who will receive nontransferable subscription rights to purchase these shares, as well as certain other persons as provided in the Plan.

   In connection with the proposed transaction, an application for conversion was filed by Pulaski Bancshares, M.H.C. on June 9, 1998 with the Office of Thrift Supervision (the "OTS"), and a registration statement on Form S-1 was filed on the same date by the Holding Company with the U.S. Securities and Exchange Commission (the "SEC") with respect to the common stock to be issued in the reorganization. The application was subsequently approved by the OTS, and the registration statement declared effective on October 30, 1998. Costs related to the conversion are deferred and, upon conversion, such costs and any additional costs will be charged against the proceeds from the sale of stock. As of September 30, 1998, deferred costs relating to the conversion totaled approximately $424,000.

3. SUBSEQUENT EVENT

   On December 2, 1998 the Bank completed the transactions contemplated by the Plan (see Note 2). Accordingly, the Holding Company issued 2,909,500 shares of common stock for gross offering proceeds of $29,095,000, subject to final expenses. In addition, the Holding Company issued 1,056,016 shares of common stock in exchange for the outstanding shares of the Bank held by the Bank's stockholders other than the MHC.

4. INVESTMENT SECURITIES

   Investment securities at September 30, 1998 and 1997 are summarized as follows:

                                                                        1998
                                       ----------------------------------------------------------------------
                                                               GROSS           GROSS
                                           AMORTIZED         UNREALIZED     UNREALIZED         MARKET
          HELD TO MATURITY                    COST             GAINS          LOSSES            VALUE
U.S. Government and Agency debt
  obligations                              $18,923,006     $   103,426     $     -        $    19,026,432
                                           ===========    ==============  =============  =================
Weighted average rate at end of
  period                                          5.64 %
                                                ======

                                                                         1997
                                        ----------------------------------------------------------------------
                                                                GROSS          GROSS
                                            AMORTIZED        UNREALIZED      UNREALIZED         MARKET
                                               COST             GAINS          LOSSES            VALUE

U.S. Government and Agency debt
  obligations                               $16,068,191      $   27,288     $  (23,995)     $   16,071,484
                                            ===========      ==========     ==========      ==============
Weighted average rate at end of
  period                                           5.88 %
                                                  =====

                                                                           1998
                                          -------------------------------------------------------------------
                                                                    GROSS         GROSS
                                                 AMORTIZED       UNREALIZED    UNREALIZED         MARKET
          AVAILABLE FOR SALE                       COST             GAINS        LOSSES           VALUE
U.S. Government and Agency debt
  obligations                                   $2,228,769       $    6,364      $      -         $2,235,133
                                                ==========       ==========     =========     ==============
Weighted average rate at end of
  period                                             5.53 %
                                                   ======

   There were no sales of available for sale securities during 1998.

   The amortized cost and market values of held to maturity and available for sale investment securities at September 30, 1998, by contractual maturity, are shown below.

                                               HELD TO MATURITY                      AVAILABLE FOR SALE
                                        ----------------------------             --------------------------
                                                           ESTIMATED                              ESTIMATED
                                        AMORTIZED            MARKET              AMORTIZED         MARKET
TERM TO MATURITY                          COST               VALUE                 COST             VALUE

One year or less                       $10,224,258        $10,256,691           $  978,769       $  979,744
One year through five years              8,698,748          8,769,741            1,250,000        1,255,389
                                       -----------        -----------           ----------       ----------

           Tota1                       $18,923,006        $19,026,432           $2,228,769       $2,235,133
                                       ===========        ===========           ==========       ==========

5. MORTGAGE-BACKED AND RELATED SECURITIES

   Mortgage-backed and related securities at September 30, 1998 and 1997 are summarized as follows:

                                                                       1998
                                           ---------------------------------------------------------------
                                                                   GROSS         GROSS
                                                AMORTIZED        UNREALIZED    UNREALIZED      MARKET
             HELD TO MATURITY                      COST            GAINS         LOSSES         VALUE
Federal Home Loan Mortgage
Corporation pass-through
  certificates                                 $  761,787         $ 51,668      $             $  813,455
Government National Mortgage
  Association pass-through
  securities                                    3,713,353          208,283                     3,921,636
Collateralized mortgage obligations:
  Federal Home Loan Mortgage Corporation          896,547           11,909                       908,456
  Private issues                                   40,430                             148         40,282
                                               ----------         --------      ---------     ----------

          Total                                $5,412,117         $271,860           $148     $5,683,829
                                               ==========         ========      =========     ==========

Weighted average rate at end of period             8.18 %
                                              ==========

                                                                      1997
                                           ---------------------------------------------------------------
                                                                     GROSS         GROSS
                                                  AMORTIZED        UNREALIZED    UNREALIZED      MARKET
             HELD TO MATURITY                        COST            GAINS         LOSSES         VALUE
Federal Home Loan Mortgage
Corporation pass-through
  certificates                                    $  997,968         $ 63,756    $      -       $1,061,724
Government National Mortgage
  Association pass-through
  securities                                       4,308,192          193,812                    4,502,004
Collateralized mortgage obligations:
  Federal Home Loan Mortgage
    Corporation                                    1,000,000           28,125                    1,028,125
  Private issues                                      55,548                          294           55,254
                                                  ----------         --------  ----------       ----------

          Total                                   $6,361,708         $285,693        $294       $6,647,107
                                                  ==========         ========  ==========       ==========

Weighted average rate at end of period                 8.24 %
                                                  ==========

                                                                          1998
                                           ---------------------------------------------------------------
                                                                     GROSS         GROSS
                                                  AMORTIZED       UNREALIZED    UNREALIZED       MARKET
            AVAILABLE FOR SALE                       COST            GAINS        LOSSES          VALUE

Federal Home Loan Mortgage
Corporation pass-through
  certificates                                    $1,472,630         $15,637         -   $      $1,488,267
                                                  ==========     =============  ===========  ===============

Weighted average rate at end of period                 6.00 %
                                                  ==========

   There were no sales of available-for-sale securities during 1998.

   At September 30, 1998, the Federal Home Loan Mortgage Corporation pass-through certificates were all fixed rate with a weighted average yield of 9.57%. The Government National Mortgage Association (GNMA) pass-through securities consisted of $3,169,495 at fixed rates and $543,858 at variable rates with a weighted average yield of 8.33%. The collateralized mortgage obligations consisted of $936,977 at variable rates with a weighted average yield of 6.47% with weighted average lives of 3.73 years.

   At September 30, 1997, the Federal Home Loan Mortgage Corporation pass-through certificates were all fixed rate with a weighted average yield of 9.56%. The Government National Mortgage Association pass-through securities consisted of $3,680,893 at fixed rates and $627,298 at variable rates with a weighted average yield of 8.35%. The collateralized mortgage obligations consisted of $1,055,548 at variable rates with a weighted average yield of 6.53% with weighted average lives of 5.22 years.

   The amortized cost and estimated market value of held to maturity and available for sale mortgage-backed and related securities at September 30, 1998, by contractual maturity, are shown below.

                                           HELD TO MATURITY                      AVAILABLE FOR SALE
                                   ------------------------------      ---------------------------------
                                                       ESTIMATED                             ESTIMATED
                                      AMORTIZED         MARKET              AMORTIZED         MARKET
TERM TO MATURITY                        COST             VALUE                COST             VALUE
One year or less                   $          -     $          -           $          -     $          -
One year through five years              49,039           51,002
Five years through ten years            279,660          291,646              1,472,630        1,488,267
Ten years or more                     5,083,418        5,341,181
                                     ----------       ----------        ---------------  ---------------

           Tota1                     $5,412,117       $5,683,829             $1,472,630       $1,488,267
                                     ==========       ==========        ===============  ===============

   Actual maturities may differ from contractual maturities as borrowers have the right to call or prepay certain obligations sometimes without penalties.

6. LOANS RECEIVABLE

   Loans receivable at September 30, 1998 and 1997 are summarized as follows:

                                                                                 1998                 1997
  Loans secured by residential real estate:
    Conventional                                                             $118,500,839         $113,959,269
    FHA/VA                                                                      8,766,654           10,745,031
                                                                             ------------         ------------

                                                                              127,267,493          124,704,300
  Commercial real estate loans                                                    552,968            2,120,129
  Consumer loans                                                               14,178,749            4,051,414
                                                                             ------------         ------------

                                                                              141,999,210          130,875,843
  Less:
    Deferred loan (costs) fees                                                   (647,045)            (142,768)
    Loans-in-process                                                              114,509               47,222
    Allowance for loan losses                                                     762,688              612,852
                                                                             ------------         ------------

            Total                                                            $141,769,058         $130,358,537
                                                                             ============         ============

  Weighted average rate at end of period                                             7.98 %               8.34 %
                                                                             ============         ============

   The adjustable rate loans have interest rate adjustment limitations and are generally indexed to the one year Constant Maturity U.S. Treasury rate. Future market factors may affect the correlation of the interest rate adjustment with the rates the Bank pays on the short-term deposits that have been primarily utilized to fund these loans.

   The Bank is subject to numerous lending-related regulations. Under FIRREA, the Bank may not make real estate loans to one borrower in excess of the greater of 15% of its unimpaired capital and surplus or $500,000, whichever is greater. As of September 30, 1998, the Bank is in compliance with this limitation.

   The Bank has granted loans to officers and directors. Changes in loans to officers and directors for the three years ended September 30, 1998 are summarized as follows:

Balance, September 30, 1996                                                                 $  70,909
Additions                                                                                     239,106
Repayments and reclassifications                                                               (1,494)
                                                                                            ---------

Balance, September 30, 1997                                                                   308,521
Additions                                                                                     234,753
Repayments and reclassifications                                                             (289,060)
                                                                                            ---------

Balance, September 30, 1998                                                                 $ 254,214
                                                                                            =========

   Activity in the allowance for loan losses for the years ended September 30, 1998, 1997 and 1996 follows:

                                                                    1998             1997             1996
  Balance, beginning of year                                      $612,852         $478,804         $418,968
  Provision charged to expense                                     209,277          169,176           64,700
  Charge-offs                                                      (66,305)         (43,915)         (17,057)
  Recoveries                                                         6,864            8,787           12,193
                                                                  --------         --------         --------

  Balance, end of year                                            $762,688         $612,852         $478,804
                                                                  ========         ========         ========

   The Bank did not engage in any troubled debt restructurings during the years ended September 30, 1998, 1997 and 1996. No loans were considered impaired during the years ended September 30, 1998, 1997 and 1996.

   Nonaccrual loans totaled approximately $753,000, $217,000 and $51,000 at September 30, 1998, 1997 and 1996, respectively. Interest income recognized on impaired loans was not significant for the years ended September 30, 1998, 1997 and 1996. Similarly, the difference between interest that would have been recognized under the original terms of nonaccrual and renegotiated loans and interest actually recognized on such loans were not significant for the years ended September 30, 1998, 1997 and 1996.

   At September 30, 1998, 1997 and 1996, the Bank was servicing loans for others amounting to approximately $34,050,000, $28,972,000 and $20,659,000, respectively. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income is recorded on the accrual basis and includes servicing fees from investors and certain charges collected from borrowers. In connection with these loans serviced for others, the Bank held borrowers' escrow balances of $428,000, $394,000 and $294,000 at September 30, 1998, 1997 and 1996, respectively.

   The Bank originates certain loans for resale to correspondent lenders.
   During 1998, 1997 and 1996, the Bank sold whole loans to correspondent lenders totaling $115.4 million, $53.4 million and $49.8 million, respectively. The Bank also originates loans for sale to the MHDC. These loans are then pooled and securitized as GNMA mortgaged-backed securities and sold to MHDC. Subsequent to September 30, 1998 the Bank retains servicing of these loans. During 1998, 1997 and 1996, the Bank securitized and sold loans to MHDC totaling $9.1 million, $10.2 million and $6.3 million.

   During the year ended September 30, 1998, the Bank issued 3 GNMA loan pools with security proceeds of $6,455,414. Additionally, the Bank was servicing GNMA loan pools with an outstanding security balance of $32,689,355 at September 30, 1998.

7. REAL ESTATE ACQUIRED IN SETTLEMENT OF LOANS

   Real estate acquired in settlement of loans at September 30, 1998 and 1997 is summarized as follows:

                                                                                1998               1997
  Acquired in settlement of loans                                              $124,268       $      -
  Allowance for losses                                                          (18,640)
                                                                               --------       ------------

            Total                                                              $105,628       $      -
                                                                               ========       ============

   Activity in the allowance for losses on real estate owned for the years ended September 30, 1998, 1997 and 1996 is summarized as follows:

                                                                   1998            1997             1996
  Balance, beginning of year                                     $      -        $ 38,725         $ 59,453
  Provision charged to expense                                     33,513          14,653           50,023
  Charge-offs                                                     (14,873)        (53,378)         (70,751)
                                                                 --------        --------         --------

  Balance, end of year                                           $ 18,640        $      -         $ 38,725
                                                                 ========        ========         ========

8. PREMISES AND EQUIPMENT

   Premises and equipment at September 30, 1998 and 1997 are summarized as follows:

                                                                              1998               1997
  Land                                                                    $   439,886        $   439,886
  Office buildings and improvements                                         2,408,428          2,358,188
  Furniture and equipment                                                   1,609,470          1,311,090
                                                                          -----------        -----------
                                                                            4,457,784          4,109,164
  Less accumulated depreciation                                            (2,352,491)        (2,300,355)
                                                                          -----------        -----------

            Total                                                         $ 2,105,293        $ 1,808,809
                                                                          ===========        ===========

9. DEPOSITS

   Deposits at September 30, 1998 and 1997 are summarized as follows:

                                                        1998                                  1997
                                            -----------------------------         -----------------------------
                                                                 WEIGHTED                              WEIGHTED
                                                                  AVERAGE                               AVERAGE
                                                                 INTEREST                              INTEREST
                                                  AMOUNT           RATE                 AMOUNT           RATE
  Transaction accounts:
    Noninterest-bearing checking               $  1,703,686         - %              $  1,015,942         - %
    Interest-bearing checking                    11,355,044       1.75                  8,571,965       2.00
    Money market                                 12,657,188       3.84                  9,693,561       3.78
                                               ------------                          ------------

            Total transaction accounts           25,715,918       2.66                 19,281,468       2.79
                                               ------------                          ------------

  Passbook savings account                       25,669,105       2.50                 25,983,346       2.50
                                               ------------                          ------------

  Certificates of deposit:
    3.00% to 3.99%                                  470,673       3.94                    577,558       3.94
    4.00% to 4.99%                               11,344,743       4.96                  7,062,476       4.78
    5.00% to 5.99%                               77,007,223       5.40                 81,184,023       5.43
    6.00% to 6.99%                               11,192,667       6.22                  9,794,905       6.26
    7.00% to 7.99%                                4,835,019       7.03                  4,788,445       7.03
                                               ------------                          ------------

            Total certificates of deposit       104,850,325       5.50                103,407,407       5.53
                                               ------------                          ------------

            Total                              $156,235,348       4.54               $148,672,221       4.64
                                               ============                          ============

   The aggregate amount of jumbo certificates of deposit with a minimum principal amount of $100,000 was approximately $5,313,000 and $4,974,000 at September 30, 1998 and 1997, respectively.

   At September 30, 1998, the scheduled maturities of certificates of deposit were as follows:

                                                                                                WEIGHTED
                                                                                                 AVERAGE
  MATURE WITHIN FISCAL YEAR:                                                     AMOUNT           RATE
  1999                                                                        $ 71,266,290        5.34%
  2000                                                                          22,619,593        5.98
  2001                                                                           4,215,113        5.47
  2002                                                                           2,149,515        5.54
  2003                                                                           4,468,260        5.66
  Thereafter                                                                       131,554        6.30
                                                                              ------------

            Total                                                             $104,850,325       5.50 %
                                                                              ============

   A summary of interest expense on deposits for the years ended September 30, 1998, 1997 and 1996 follows:

                                                             1998             1997             1996
  Transaction accounts                                    $  640,535       $  514,021       $  563,623
  Savings and certificates of deposit accounts             6,370,868        6,310,150        6,321,656
                                                          ----------       ----------       ----------
                                                          $7,011,403       $6,824,171       $6,885,279
                                                          ==========       ==========       ==========

10. ADVANCES FROM FEDERAL HOME LOAN BANK OF DES MOINES

   Advances from the Federal Home Loan Bank ("FHLB") of Des Moines at September 30, 1998 and 1996 are summarized as follows:

                                                       1998                               1997
                                           ----------------------------      -----------------------------
                                                               INTEREST                           INTEREST
  MATURITY DATE                                    AMOUNT        RATE                AMOUNT         RATE

  March 31, 1998                                $        -          -             $  300,000       5.60
  March 31, 1999                                   300,000       5.93                300,000       5.93
  March 31, 2000                                   300,000       6.15                300,000       6.15
  March 30, 2001                                   300,000       6.35                300,000       6.35
  March 29, 2002                                   500,000       6.40                500,000       6.40
  March 31, 2003                                   500,000       6.57                500,000       6.57
                                                ----------                        ----------
                                                $1,900,000                        $2,200,000
                                                ==========                        ==========

   The Bank has the ability to borrow funds from the FHLB of Des Moines under a blanket agreement which assigns all investments in FHLB of Des Moines stock as well as qualifying first mortgage loans equal to 150% of the outstanding balance as collateral to secure the amounts borrowed. At September 30, 1998, the Bank had approximately $79,395,000 in borrowing capacity available to it under the above-mentioned borrowing arrangement.

11. INCOME TAXES

   Income tax (benefits) expense for the years ended September 30, 1998, 1997 and 1996 is summarized as follows:

                                                                  1998              1997              1996
  Current                                                      $1,045,951        $  589,520        $ 932,035
  Deferred                                                        (56,124)          435,066         (562,061)
                                                               ----------        ----------        ---------
               Total                                           $  989,827        $1,024,586        $ 369,974
                                                               ==========        ==========        =========

   Income tax expense for the years ended September 30, 1998, 1997 and 1996 differs from that computed at the Federal statutory rate of 34 percent as follows:

                                    1998                             1997                              1996
                          --------------------------    -----------------------------     -----------------------------
                               AMOUNT         %               AMOUNT           %               AMOUNT           %

Tax at statutory Federal
  income tax rate            $963,771       34.0 %          $1,002,142       34.0 %           $426,168        34.0 %
Increase (decrease)
  resulting from:
    State taxes                44,858         1.6               94,606         3.2              29,462          2.4
    Other                     (18,802)       (0.7)             (72,162)       (2.4)            (85,656)        (6.9)
                             --------       -----           ----------       -----            --------        -----

          Total              $989,827       34.9 %          $1,024,586       34.8 %           $369,974        29.5 %
                             ========       =====           ==========       =====            ========        =====

   The components of deferred tax assets and liabilities at September 30, 1998 and 1997 are as follows:

                                                                                   1998            1997

  Deferred tax assets:
    Bad debt reserve                                                             $341,728        $223,756
    Deferred loan fees                                                             34,693          61,732
    Premises and equipment                                                        302,453         312,269
    Management Recognition and Development Plan stock awards                       37,720          37,720
    Supplemental retirement plan                                                  106,328         103,412
    Other                                                                          36,740          31,130
                                                                                 --------        --------
             Total deferred tax assets                                            859,662         770,019

  Deferred tax liabilities:
    FHLB stock dividends                                                          144,587         166,432
    Mortgage servicing rights                                                     132,616          77,252
                                                                                 --------        --------

             Total deferred tax liabilities                                       277,203         243,684
                                                                                 --------        --------

  Net deferred tax assets                                                        $582,459        $526,335
                                                                                 ========        ========

12. REGULATORY CAPITAL REQUIREMENTS

   The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

   Quantitative measures that have been established by regulation to ensure capital adequacy require the Bank to maintain minimum capital amounts and ratios (set forth in the table below). The Bank's primary regulatory agency, the OTS, requires that the Bank maintain minimum ratios of tangible capital (as defined in the regulations) of 1.5%, core capital (as defined) of 4%, and total risk-based capital (as defined) of 8%. The Bank is also subject to prompt corrective action capital requirement regulations set forth by the FDIC. The FDIC requires the Bank to maintain minimum of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of September 30, 1998, that the Bank meets all capital adequacy requirements to which it is subject.

   As of September 30, 1998 and 1997, the most recent notification from the OTS categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized" the Bank must maintain minimum total risk-based, Tier I risk-based, Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

                                                                                                           TO BE CATEGORIZED AS
                                                                                                            "WELL CAPITALIZED"
                                                                                                               UNDER PROMPT
                                                                                     FOR CAPITAL             CORRECTIVE ACTION
                                                        ACTUAL                    ADEQUACY PURPOSES              PROVISIONS
                                           ----------------------------    --------------------------   --------------------------
(DOLLARS IN THOUSANDS)                             AMOUNT         RATIO            AMOUNT        RATIO        AMOUNT         RATIO
As of September 30, 1998:
  Tangible capital (to total assets)               $25,133       13.01%            $2,898        1.50%         N/A           N/A
  Core capital (to total assets)                    25,133       13.01%             7,725        4.00%         N/A           N/A
  Total risk-based capital (to risk-
    weighted assets)                                25,893       22.43%             9,235        8.00%         11,544        10.00%
  Tier I risk-based capital (to risk-
    weighted assets)                                25,133       21.77%              N/A          N/A           6,926         6.00%
  Tier I leverage capital (to average
    assets)                                         25,133       13.63%              N/A          N/A           9,223         5.00%

As of September 30, 1997:
  Tangible capital (to total assets)               $23,839       13.29%            $2,691        1.50%         N/A           N/A
  Core capital (to total assets)                    23,839       13.29%             5,382        3.00%         N/A           N/A
  Total risk-based capital (to risk-
    weighted assets)                                24,448       28.74%             6,804        8.00%        $ 8,506        10.00%
  Tier I risk-based capital (to risk-
    weighted assets)                                23,839       28.03%              N/A          N/A           5,103         6.00%
  Tier I leverage capital (to average
    assets)                                         23,839       13.33%              N/A          N/A           8,941         5.00%

   A reconciliation, at September 30, 1998 and 1997, of stockholders' equity and regulatory risk-based capital follows (dollars in thousands):

                                                                                     1998            1997

  Stockholders' equity                                                             $25,213         $23,858
  Less disallowed mortgage servicing rights                                            (65)            (19)
  Less:  Unrealized gains on available for sale securities                             (15)
                                                                                   -------         -------

  Tangible capital                                                                  25,133          23,839
  General valuation allowances                                                         760             609
                                                                                   -------         -------

  Regulatory risk-based capital                                                    $25,893         $24,448
                                                                                   =======         =======

   The Bank cannot pay cash dividends in excess of the higher of (i) net income to date during the calendar year plus one-half of surplus capital over regulatory capital or amounts which would result in the Bank not maintaining adequate capital requirements imposed by the OTS or (ii) 75% of net income over the most recent four-quarter period. In addition, the Bank is prohibited from paying cash dividends if the effect thereof would be to reduce the regulatory capital of the Bank below the amount required for the liquidation account that the Bank established in connection with the consummation with the Plan of Conversion and Reorganization on December 2, 1998.

   On September 30, 1996, the Deposit Insurance Fund Act ("DIF Act") was enacted into law. Among other things, the DIF Act authorizes the FDIC to impose a special one-time assessment on each depository institution with SAIF-assessable deposits so that the SAIF may achieve its designated reserve ratio. The Bank's assessment was $1,010,105 on a pre-tax basis and is reflected in the accompanying statement of income for the year ended September 30, 1996. In addition, the DIF Act provides for the merger of the BIF and the SAIF on January 1, 1999, but only if no insured depository institution is a savings association on that date. The DIF Act contemplates the development of a common charter for all federally chartered depository institutions and the abolition of separate charters for national banks and federal savings associations. It is not known what form the common charter may take and what effect, if any, the adoption of a new charter would have on the financial condition or results of operations of the Bank.

13. EMPLOYEE BENEFITS

   The 1994 Management Recognition and Development Plan ("MRDP") was adopted on January 18, 1995. The MRDP is administered by the Board of Directors of the Bank. Collectively, the Board reserved 24,000 shares of the Bank's common stock for award pursuant to the MRDP, all of which have been awarded and will vest over a five-year period beginning on January 18, 1995. The value of the common stock contributed to the MRDP is being amortized to compensation expense over the vesting period. Such compensation expense amounted to $55,200, $55,200 and $55,200 during the years ended September 30, 1998, 1997 and 1996, respectively.

   During 1996, the Bank executed a Supplemental Retirement Benefit agreement for its then chief executive officer. Under the terms of the agreement, the officer is to receive $2,473 monthly, commencing upon retirement, for a total of 15 years. The net present value of these payments is reflected in other liabilities and totaled $259,000 and $252,000 at September 30, 1998 and 1997, respectively. Compensation expense under this plan totaled $29,400, $18,200 and $234,000 for the years ended September 30, 1998, 1997 and 1996, respectively.

   Substantially all full-time salaried employees are included in a trusteed, defined benefit pension plan. The benefits contemplated by the plan are funded through payments to the Financial Institutions Retirement Fund, which operates as a multiemployer plan. Statement of Financial Accounting Standards No. 87 ("SFAS 87") Employers Accounting for Pensions requires that an employer participating in a multiemployer plan recognize as net pension cost the amount of the required contribution for the period and as a liability the amount of any contributions which are due and unpaid. During the years ended September 30, 1998, 1997 and 1996, the Bank was not required to make any contributions to the plan because it was fully funded and accordingly, no pension expense was required to be recorded. At September 30, 1998, the Bank had no liability for contributions due and unpaid.

   Effective July 1, 1995, the Bank established a 401(k) savings plan for eligible employees. In 1998 and 1997, the Bank matched 50% of each participant's contribution up to a maximum of 4%. The Bank's contributions to this plan were approximately $42,900, $37,500 and $36,700 for the years ended September 30, 1998, 1997 and 1996, respectively.

   The Bank has entered into three year employment agreements with certain members of management. Under the agreements, the Bank will pay the members their initial base salaries which may be increased at the discretion of the Board of Directors. Additionally, the agreements provide for severance payments if employment is terminated following a change in control. These payments will be equal to 2.99 times their average annual compensation paid during the five years immediately preceding the change in control.

   Effective October 1, 1996, the Bank adopted Statement of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). As permitted by the standard, the Bank has elected to continue following the guidance of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, for measurement and recognition of stock-based transactions with employees.

   On January 18, 1995, the Board of Directors established the Stock Option Plan (the "Plan") and reserved 60,000 shares of the Bank's common stock to be awarded under the Plan. On January 25, 1995, the Board granted 49,800 shares to certain officers, employees and directors at an exercise price of $11.88 per share. The remaining 10,200 shares were granted during 1998 to certain officers and directors at an exercise price of $25.63 per share. These options vest 20% each year from the date of grant and expire no later than ten years from the date of grant.

   The pro forma effects of applying the fair value approach in accordance with SFAS 123 is required for those entities which elect to continue following the guidance of Accounting Principles Board Opinion No. 25, and is applicable for awards granted subsequent to October 1, 1995. Consequently, pro forma results are not required for the shares granted on January 25, 1995. The pro forma effects on net income and earnings per share for the shares granted during 1998 are not material.

   A summary of the status of the Bank's stock option plan for the years ended September 30, follows:

                                                 REMAINING
                                   EXERCISE     CONTRACTUAL        EXERCISABLE         OUTSTANDING
                                    PRICE          LIFE               SHARES              SHARES
   September 30, 1996               11.88           9.33                                 49,800
     Granted                                                                                  -
     Exercised                                                                                -
                                                                                        -------

   September 30, 1997               11.88           8.33              9,960              49,800
     Granted                                                                                  -
     Exercised                      11.88                                                  (800)
                                                                                        -------

   September 30, 1998               11.88           7.33             19,120              49,000
     Granted                                                                             10,200
     Exercised                                                                          (11,040)
                                                                                        -------

                                                                                         48,160
                                                                                        =======

14. CONTINGENCIES

   The Bank is a defendant in legal actions arising from normal business activities. Management, after consultation with general counsel, believes that the resolution of these actions will not have any material adverse effect on the Bank's consolidated financial statements.

   Legislation is proposed periodically providing for a comprehensive reform of the banking and thrift industries, and has included provisions that would (i) require federal savings associations to convert to a national bank or a state-chartered bank or thrift, (ii) require all savings and loan holding companies to become bank holding companies and (iii) abolish the OTS. Included in such proposed legislation may be provisions imposing material limitations on the non-banking activities of federal savings associations.
   It is uncertain when or if any of this type of legislation will be passed, and, if passed, in what form the legislation would be passed. As a result, management cannot accurately predict the possible impact of such legislation on the Bank.

15. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

   The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers in the way of commitments to extend credit. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Bank evaluates each customer's creditworthiness on a case-by-case basis.

   At September 30, 1998 and 1997, the Bank had commitments net of noncash portion of refinanced loans to originate loans of approximately $9,914,000 and $4,982,000, respectively, of which approximately $7,690,000 and $2,772,000 were at fixed rates.

   At September 30, 1998 and 1997, the Bank had commitments to sell loans of $22,014,000 and $18,200,000, respectively, which includes $13,442,421 and
   $14,384,480, respectively, recorded in the financial statements as loans held for sale.

   Substantially all of the Bank's loans are to borrowers located in St. Louis, Missouri and the surrounding counties.

16. FAIR VALUE OF FINANCIAL INSTRUMENTS

   The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, Disclosures About Fair Value of Financial Instruments. The estimated fair value amounts have been determined by the Bank using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Bank could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

   Approximate carrying values and estimated fair values at September 30, 1998 and 1997 are summarized as follows:

                                                                   1998                                        1997
                                                 ---------------------------------------     --------------------------------------
                                                       APPROXIMATE          ESTIMATED              APPROXIMATE         ESTIMATED
                                                        CARRYING               FAIR                 CARRYING             FAIR
                                                          VALUE               VALUE                   VALUE              VALUE
ASSETS:
  Cash and cash equivalents                             $  3,047,000        $  3,047,000            $  6,284,000       $  6,284,000
  Investment securities - HTM                             18,923,000          19,026,000              16,068,000         16,071,000
  Investment securities - AFS                              2,229,000           2,235,000
  Mortgage-backed and related securities - HTM             5,412,000           5,684,000               6,362,000          6,647,000
  Mortgaged-backed and related securities - AFS            1,473,000           1,488,000
  Loans:
    Loans held for sale                                   13,442,000          13,617,000              14,384,000         14,559,000
    Loans receivable (net of allowance for loan
      losses of $762,688 and $612,852 in 1998
      and 1997, respectively)                            141,769,000         143,913,000             130,359,000        133,476,000
    Mortgage servicing rights                                323,500             323,500                 188,000            188,000

LIABILITIES:
  Transaction accounts                                    25,716,000          25,716,000              19,281,000         19,281,000
  Passbook savings accounts                               25,669,000          25,669,000              25,983,000         25,983,000
  Certificates of deposit                                104,850,000         105,703,000             103,407,000        103,232,000
  Advances from Federal Home Loan Bank                     1,900,000           1,964,000               2,200,000          2,188,000

   Cash and cash equivalents, bankers acceptances, mortgage servicing rights, transaction accounts and passbook savings are shown at their face value.

   The fair value of investment and mortgage-backed and related securities is based on quoted market prices and prices obtained from independent pricing services. The fair value of loans and advances from Federal Home Loan Bank is estimated based on present values using applicable risk-adjusted spreads to the U.S. Treasury curve to approximate current interest rates applicable to each category of such financial instruments. The fair value of loans held for sale is estimated using current investor commitment prices.

   No adjustment was made to the interest rates for changes in credit of performing loans for there are no known credit concerns. Management segregates loans in appropriate risk categories. Management believes that the risk factor embedded in the interest rates along with the general reserves applicable to the performing loan portfolio results in a fair valuation of such loans.

   The fair value estimates presented herein are based on pertinent information available to management as of September 30, 1998. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

17. PROSPECTIVE IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

   In June 1997, FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". The Statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Statement is effective for the Bank's financial statements for the fiscal year ending September 30, 1999. The Bank is prepared to comply with the additional reporting requirements of this Statement and does not anticipate that the implementation of this Statement will have a material impact on the consolidated financial statements.

   In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits". The Statement revises employers' disclosures about pensions and other post-retirement benefit plans. The Statement does not change the measurement or recognition of those plans. The Statement is effective for the Bank's financial statements for the fiscal year ending September 30, 1999. The Bank is prepared to comply with the additional reporting requirements of this Statement and does not anticipate that the implementation of this Statement will have a material impact on the consolidated financial statements.

   In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The Statement establishes accounting and reporting standards for derivative instruments including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and hedging activities. The Statement requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Statement is effective for the Bank's financial statements for the fiscal year ending September 30, 2000. The adoption of this Statement is not expected to have a material impact on the Bank's consolidated financial statements.

   In October 1998, FASB issued SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise". The Statement changes the way mortgage banking firms account for certain securities and other interests they retain after securitizing mortgage loans that were held for sale. The Statement is effective for the Bank's financial statements as of January 1, 1999. The Bank does not anticipate that the implementation of this Statement will have a material impact on the consolidated financial statements.

18. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                           FIRST              SECOND             THIRD           FOURTH
  SEPTEMBER 30, 1998                      QUARTER            QUARTER            QUARTER          QUARTER
  Interest income                        $3,454,588         $3,393,608        $3,399,483       $3,458,865
  Interest expense                        1,781,174          1,764,803         1,785,816        1,809,911

  Net interest income                     1,673,414          1,628,805         1,613,667        1,648,954
  Provision for loan losses                  79,897            (10,374)           63,538           76,216

  Net interest income after
    loan loss provision                   1,593,517          1,639,179         1,550,129        1,572,738
  Non interest income                       240,327            346,855           411,964          591,032
  Non interest expense                    1,104,972          1,204,419         1,167,534        1,634,195

  Income before taxes                       728,872            781,615           794,559          529,575
  Income taxes                              255,509            278,425           295,817          160,076

  Net income                                473,363            503,190           498,742          369,499

  Basic earnings per share                    $0.23              $0.24             $0.24            $0.18

  Weighted average shares
    outstanding                           2,095,416          2,099,649         2,105,840        2,105,840

  SEPTEMBER 30, 1997

  Interest income                        $3,327,878         $3,301,374        $3,395,758       $3,472,836
  Interest expense                        1,748,110          1,724,589         1,747,972        1,764,095

  Net interest income                     1,579,768          1,576,785         1,647,786        1,708,741
  Provision for loan losses                  18,481                               15,204          135,491

  Net interest income after
    loan loss provision                   1,561,287          1,576,785         1,632,582        1,573,250
  Non interest income                       236,988            151,511           230,933          277,544
  Non interest expense                    1,079,922          1,089,403         1,033,674        1,090,404

  Income before taxes                       718,353            638,893           829,841          760,390
  Income taxes                              237,654            225,179           295,644          266,109

  Net income                                480,699            413,714           534,197          494,281

  Basic earnings per share                    $0.23              $0.20             $0.26            $0.24

  Weighted average shares
    outstanding                           2,094,000          2,094,000         2,094,000        2,094,365

                                  * * * * * *

                            COMMON STOCK INFORMATION

The common stock of the Company trades on the Nasdaq National Market under the symbol "PULBD". Prior to December 2, 1998, the common stock of the Bank traded on the Nasdaq Small Cap Market under the symbol "PULB". There are approximately 1,884 stockholders of record of the Company, including brokers.

The following table sets forth market price and dividend information for the Bank's Common Stock for fiscal years 1998 and 1997.

      FISCAL 1998                             HIGH                         LOW                       DIVIDEND
First Quarter                                $33.00                       $27.00                 $ .275/per share

Second Quarter                               $51.00                       $31.00                 $ .275/per share

Third Quarter                                $48.00                       $37.00                 $ .275/per share

Fourth Quarter                               $39.00                       $21.00                 $ .275/per share


      FISCAL 1997                             HIGH                         LOW                       DIVIDEND
First Quarter                                $14.75                       $13.75                 $ .25/per share

Second Quarter                               $20.00                       $14.00                 $ .25/per share

Third Quarter                                $19.63                       $17.38                 $ .25/per share

Fourth Quarter                               $27.88                       $24.75                 $.275/per share

The ability of the Company to pay dividends depends primarily on the Bank's ability to pay dividends. For a discussion of the restrictions on the Bank's ability to pay dividends, see Note 12 in Notes to Consolidated Financial Statements.

                            DIRECTORS AND OFFICERS


DIRECTORS                                             OFFICERS

William A. Donius                                     William A. Donius
President and Chief Executive Officer                 President and Chief Executive Officer

Michael J. Donius                                     Michael J. Donius
Executive Vice President, Chief Operating Officer     Executive Vice President, Chief Operating Officer and
and Secretary                                         Secretary

E. Douglas Britt                                      Thomas F. Hack
Retired Thrift Executive                              Chief Financial Officer and Treasurer

Garland A. Dorn                                       M. Brad Condon
President and Chief Executive Officer of Diagnostic   Chief Lending Officer
 Rehabilitation Systems, Inc.

Robert A. Ebel                                        Beverly M. Kelley
President, Chief Executive Officer and Majority       Senior Vice President
Stockholder of Universal Printing Co.

Thomas F. Hack                                        Michael G. Flaton
Chief Financial Officer and Treasurer                 Vice President

Dr. Edward Howenstein                                 Vicky Konopka
Retired Dentist                                       Vice President

EMERITUS DIRECTOR

Walter A. Donius
Chairman Emeritus

                             CORPORATE INFORMATION


CORPORATE HEADQUARTERS

 12300 Olive Boulevard
 St. Louis, Missouri

INDEPENDENT AUDITORS

 Deloitte & Touche LLP
 St. Louis, Missouri

GENERAL COUNSEL

 Kappel, Neill and Wolff LLC
 St. Louis, Missouri

SPECIAL SECURITIES COUNSEL

 Muldoon, Murphy & Faucette
 Washington, D.C.


                                ANNUAL MEETING

The annual meeting of the stockholders will be held Wednesday, February 17, 1999 at 2:30 p.m., Central Time, at the Bank's main office at 12300 Olive Boulevard, St. Louis, Missouri.