Form 10-K405, Exhibit 13
period 1999-09-30
PULASKI FINANCIAL CORP
filed 1999-12-28
CIK 1062438

                                  Exhibit 13.0

                         Annual Report to Stockholders

Table of Contents
--------------------------------------------------------------------------------

                                                                                            Page
Business of the Company                                                                       1

Selected Consolidated Financial Information                                                 2-3

Management's Discussion and Analysis of Financial Condition and Results of Operations       4-21

Independent Auditors' Report                                                                  22

Consolidated Financial Statements                                                          23-27

Notes to Consolidated Financial Statements                                                 28-48

Common Stock Information                                                                      49

Directors and Officers                                                                        50

Corporate Information                                                                         51

Annual Meeting                                                                                51

Message to Fellow Shareholders:


We continue to transition from a mutual holding company to a full stock company, and to an organization seeking above average growth. We are well on our way toward a vibrant, growth oriented public company. This process is important. Our challenge is to preserve the best elements of our past seventy seven-year tradition, while becoming an increasingly progressive, earnings focused competitor. As a mutual entity, we aimed to maximize our relationships with customers and employees. As we go forward we will maintain that worthy goal. However, we are also learning to be vigilant about managing the company so as to ensure we will be able to operate more efficiently and focus on growing earnings annually, thereby increasing shareholder value. While this is not an easy task, it is one that management has fully embraced.

[GRAPH APPEARS HERE]

Before turning to an operational review, a comment on one aspect of our capital management strategy this past year is necessary. The company received regulatory approval late this past year from the Office of Thrift Supervision to repurchase 15 percent (594,885 shares) of our outstanding shares. We've completed the first 10 percent of this repurchase. Currently our stock price is below book value and we have a strong, capital position as a result of our recent conversion. These factors certainly suggest that completing the currently authorized repurchase our stock makes economic sense for our shareholders. Longer term, however, we will focus on other ways that we can prudently improve our return on equity.

In order to accomplish our growth and earnings objectives, we have built an infrastructure of staff and products that will allow us to continue to grow. We added 2,800 net new checking account customers this past year, representing an increase of 50 percent from the total at September 30, 1998. Fee income increased $363,000 or 215 percent over September 1998 from service charges on deposit accounts. These customers primarily have opened checking account relationships with us because of our "High Performance Checking Account" program. We believe that winning over the checking account relationship is especially important for several reasons: i.) most customers consider "their" bank as the one where they have their checking account; ii.) many consider it difficult to switch one's checking account; when you "win over" new customers, they typically are reluctant to move this account; iii.) this relationship represents a good starting point for other product sales and iv.) an increase in checking account balances lowers the bank's average funding costs for loans.

     A primary objective of this past fiscal year was to focus internally on our products, pricing and the manner in which our products are delivered. It proves to be a tough challenge to give the customer both the best rate and excellent service. We developed the discipline over the course of the year to balance difficult decisions that combine growing earnings and customer relationships. After a thorough analysis, we implemented many pricing changes that should have a positive impact on both our interest rate spread and net interest margin while serving our customers' needs.

                             [GRAPH APPEARS HERE]

     Importantly, we received guidance from banking industry consultants who worked with us to evaluate and refine our pricing in all areas of the bank. In addition, we are increasing our use of technology to assist in developing models to guide us in pricing deposit and lending products. We've also developed models to forecast staffing needs, based on transaction history, in our retail branches. These models give us the ability to use current information and forecast the return on equity of a particular pricing decision. Since this process was completed late in the fiscal year, we believe these initiatives will have a positive impact beginning the current fiscal year as well as in years to come.

     This past year we achieved record loan growth as our loan portfolio grew by $40 million or 28 percent. We also originated a record number of mortgage loans, $180 million. We retained $54 million. The balance was sold into the secondary market which resulted in immediate and important fee income. We guarded against compromising quality as we increased our lending volume, by maintaining our underwriting integrity. We have developed an increasingly strong mortgage origination engine within the bank. We are currently ranked as one of St. Louis' top residential lenders by RMS Services, an independent firm that tracks mortgage loan originations across the country.

     We believe we will continue to have expanded opportunities in the mortgage lending due to major turmoil caused in the mortgage market by recent consolidation activities in the industry. Customers are turning to smaller, service oriented financial institutions. Since we have a profitable, successful operation, we plan to significantly grow revenues in this area. Our plan continues to be move decisively to attract top-notch mortgage loan officers. In fact, three experienced mortgage loan officers joined us in the past month. Complementing this effort, we have committed to upgrade our computer systems to capitalize on new technologies that more efficiently process a greater volume of loans. Our goal is to offer "high tech and high touch" to our customers applying for loans with us. We also now offer customers the option of applying through our website, www.pulaskibankstl.com.

     Our loan officers have primarily focused on originating single family residential mortgages in the segment of the market where people are buying homes and not in the market where they are refinancing their existing residence. Therefore, we do not anticipate a dramatic reduction in loan volume or fee income from recently increased rates, assuming there is not significant increase in those rates.

[GRAPH APPEARS HERE]

     We have also diversified our portfolio in the past year by adding $19 million in consumer loans, primarily auto loans. Our consumer loan portfolio currently is $33 million or 18 percent of our total loan portfolio. These loans typically have a shorter maturity and carry a higher interest rate than mortgage loans. As with our mortgage loan portfolio, we adhere to strict underwriting guidelines with the origination of these consumer loans, and as a result, our delinquency rates have been low. We monitor delinquency rates to ensure that we were not experiencing a growing delinquency trend as the volume grows.

     We do not want to take for granted the favorable credit cycle that we continue to experience. Although our balance sheet consists of mortgage loans and some consumer loans, we do not experience the greater margins that commercial banks do because we do not carry the implicit additional portfolio risks that they bear (primarily because our loans are secured by personal residences and automobiles as opposed to commercial property and inventory).

     In an effort to expand our profitability in the lending area, we added a home equity line of credit to our product line-up. We closed the fiscal year with $5 million in outstanding balances, or 3 percent of our loan portfolio. This product will benefit us in several ways: i.) allow us to add a prime rate-based adjusting asset to our balance sheet (rates vary from prime rate to prime plus two percent on this product after the initial six month lower rate period; ii.) allow us to "piggyback" a second product sale at the same time that the first mortgage loan is originated, thereby better spreading our costs; and iii.) add a relationship product with the customer that remains in place, even if the first mortgage loan is sold in the secondary market. For these reasons, we plan to further emphasize this product in the years ahead.

     We are attempting to position ourselves for growth, as efficiently as possible. Of course, this can prove to be challenging and it takes discipline. After careful analysis, we chose to close our Sunset Hills Office as we deemed both its deposit base combined with its growth prospects insufficient to meet our revenue goals. Incidentally, our Bayless Office is located within a reasonable distance of the Sunset Hills Office.

     We will open an office in fast growing St. Charles County in the early part of 2000. The location is a former free-standing restaurant site in the Zumbehl Commons Shopping Center, near Zumbehl Road and Highway 94. We carefully selected this location after stringent site analysis and patient negotiations with the ownership group during a lengthy bankruptcy process. We believe our consumer centered product offerings will be well received at this new location. We are optimistic that our efforts will pay off with an excellent new branch and its anticipated growth.

     In summary, we end this past year and century better positioned than ever to continue to profitably expand the company. I'm proud to lead a talented management team and employee group that is committed to enhancing shareholder value everyday. Thanks goes to them and to our customers who are so critical in helping us to move ahead. In closing, I thank our shareholders who have shown the confidence in us that your investment represents. We plan to continue to earn your trust and confidence.


                                           /s/ William A Donius

                                           William A. Donius

                                           Chairman of the Board,

                                           President and Chief Executive Officer

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

The Bank is regulated by the Office of Thrift Supervision ("OTS"), its primary federal regulator, and the Federal Deposit Insurance Corporation ("FDIC"), the insurer of its deposits. The Bank's deposits are federally insured by the FDIC under the Savings Association Insurance Fund ("SAIF"). The Bank is a member of the Federal Home Loan Bank ("FHLB") System. At September 30, 1999, the Company had total assets of $244.0 million, total deposits of $161.4 million and stockholders' equity of $49.9 million, or 20.45% of total assets, on a consolidated basis.

The Bank is a community oriented financial institution that provides traditional financial services within the City and County of St. Louis, St. Charles County, Franklin and Jefferson Counties. The Bank is engaged primarily in the business of attracting deposits from the general public and using these and other funds to originate one- to four-family residential mortgage loans within the Bank's lending market area. Additionally, the Bank has, from time to time, originated consumer loans, although it is not actively originating such loans at this time. The Bank is an approved lender/servicer for the Federal Housing Administration ("FHA") and the Veterans Administration ("VA"), as well as for the Missouri Housing Development Commission (a government agency established to provide home buying opportunities for lower income first time home buyers) ("MHDC"). The Bank is also an approved seller/servicer for the Government National Mortgage Association ("GNMA").

                  Selected Consolidated Financial Information

The following tables set forth certain information concerning the consolidated financial position, consolidated data from operations and performance ratios for the Company at the dates and for the years indicated.

                                                                                          At September 30,
                                                                    -------------------------------------------------------
                                                                       1999         1998       1997       1996        1995
FINANCIAL CONDITION DATA                                                                    (In thousands)

Total assets                                                         $243,974    $193,208   $179,419   $178,812    $183,095
Loans receivable, net                                                 181,533     141,769    130,359    134,044     148,551
Loans receivable held for sale                                          8,159      13,442     14,384      7,210       3,263
Bankers Acceptances and investment securities                          14,746      21,158     16,068     15,012       5,488
Mortgage-backed and related securities                                 25,353       6,900      6,362      7,424       9,443
Cash and cash equivalents                                               8,887       3,047      6,248      9,022      10,882
Deposits                                                              161,371     156,235    148,672    147,824     151,505
Advances from Federal Home Loan Bank of Des Moines                     28,600       1,900      2,200      3,000       5,000
Stockholders' equity                                                   49,905      25,213     23,858     22,504      22,096

                                                                                   Years Ended September 30,
                                                                    -------------------------------------------------------
                                                                       1999         1998       1997       1996        1995
OPERATING DATA                                                                             (In thousands)

Interest income                                                      $ 15,258    $ 13,602   $ 13,383   $ 13,211    $ 12,709
Interest expense                                                        7,323       7,142      6,985      7,071       6,882
                                                                     --------    --------   --------   --------    --------

Net interest income                                                     7,935       6,460      6,398      6,140       5,827
Provision for loan losses                                                 265         209        169         65         151
                                                                     --------    --------   --------   --------    --------

Net interest income after provision for loan losses                     7,670       6,251      6,229      6,075       5,676
Other income                                                            2,316       1,695      1,016        847         929
SAIF premium assessment                                                                                   1,010
Other expense                                                           6,601       5,111      4,298      4,659       4,766
                                                                     --------    --------   --------   --------    --------

Income before income taxes                                              3,385       2,835      2,947      1,253       1,839
Income taxes                                                            1,252         990      1,024        370         614
                                                                     --------    --------   --------   --------    --------
Net income                                                           $  2,133    $  1,845   $  1,923   $    883    $  1,225
                                                                     ========    ========   ========   ========    ========

Net income per common share - Basic (1)                                   N/M         N/M        N/M        N/M         N/M
                                                                     ========    ========   ========   ========    ========

Net income per common share - Diluted (1)                                 N/M         N/M        N/M        N/M         N/M
                                                                     ========    ========   ========   =========   ========

                                                                                                                (Continued)

(1) Not meaningful due to the Conversion and Reorganization which took place on December 2, 1998.

                                                                                            At September 30,
                                                                          ----------------------------------------------------
OTHER DATA                                                                    1999         1998      1997      1996      1995
Number of:
  Real estate loans outstanding                                                  2,927     2,729     2,921     3,031     3,228
  Consumer loans                                                                 2,680     1,251       434       246       277
  Deposit accounts                                                              21,297    18,581    16,047    16,316    17,155
  Full service offices                                                               4         5         5         5         4

                                                                                   At or For the Years Ended September 30,
                                                                          ----------------------------------------------------
KEY OPERATING RATIOS                                                             1999      1998      1997      1996       1995

Return on average assets (net income divided by average assets)                   0.96%     1.00%     1.08%     0.49%     0.66%

Return on average equity (net income divided by average equity)                   4.52%     7.49%     8.28%     3.90%     5.66%

Average equity to average assets                                                 21.23%    13.35%    12.98%    12.60%    11.71%

Interest rate spread (difference between average yield on interest-
  earning assets and average cost of interest-bearing liabilities)                2.76%     3.02%     3.08%     2.97%     2.79%

Net interest margin (net interest income as a percentage of
 average interest-earning assets)                                                 3.70%     3.63%     3.69%     3.54%     3.30%

Dividend payout ratio (1)                                                          N/M       N/M       N/M       N/M       N/M

Other expense to average assets                                                   2.97%     2.77%     2.40%     3.16%     2.58%

Average interest-earning assets to average interest-bearing liabilities         127.51%   115.14%   115.17%   113.90%   113.31%

Allowance for loan losses to total loans at end of period                         0.52%     0.49%     0.42%     0.34%     0.28%

Allowance for loan losses to nonperforming loans                                 69.88%    64.88%    49.04%    67.93%    49.44%

Net charge-offs to average outstanding loans during the period                    0.02%     0.04%     0.02%    0.003%     0.13%

Nonperforming assets to total assets                                              0.67%     0.67%     0.70%     0.47%     0.65%

(1) Ratio is not considered meaningful due to the Conversion and Reorganization which took place on December 2, 1998.

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

Operating Strategy

The Company operates as a progressive, community-oriented unitary thrift holding company. Its business consists primarily in the operation of it wholly owned subsidiary - Pulaski Bank. The Bank operates in the traditional lines of business by attracting deposits from the general public to finance one to four family residential mortgage loans originated by the Bank. In recent years, since the Bank became a publicly held company in 1994, management has implemented strategies designed to enhance the earnings of the Bank while still maintaining safety and soundness. In addition, the Bank strives to provide superior service to its customers. Management plans to preserve the long-standing hallmarks of quality customer service.

The current strategy is to lower funding costs, increase fee income, improve operational efficiencies and add higher yielding assets to the balance sheet with the goal of growing earnings. The Bank implemented a "High Performance Checking Account" program in early 1998. The Bank chose the same program that many other banks had successfully used to accomplish this task. The goals of the program are to: (i) increase both the number and percentage of transaction accounts to total deposits, thereby decreasing the Bank's cost of funds, (ii) increase fee income through insufficient funds charges, service charges and miscellaneous fees levied on checking accounts and (iii) to add new customer relationships to the Bank providing a larger customer base for additional product sales.

The Bank has also taken steps to enhance fee income by structuring its mortgage lending department to function as both a portfolio lender to meet both its asset quality and volume needs and as a mortgage broker to benefit from the fee income produced by selling loans into the secondary market. Management plans to grow the mortgage origination business by continuing to recruit successful loan officers into the Bank. In early 1999, the Bank began to offer a home equity line product that is designed to be offered in conjunction with the first mortgage loan. The Bank is attempting to leverage off of the relatively large number of first mortgages it is originating by offering a second, relationship-oriented product in tandem with the first mortgage origination. The home equity product is tied to the prime rate allowing for a higher earning portfolio asset and better interest rate risk management.

The Bank has taken steps to improve its interest earning yield by implementing a plan to lower costs from renewing certificates of deposits and evaluating the pricing relationships of all depository products from a return on equity basis. The Bank's strategy includes the use of an MCIF (master customer information file) and a president's club program to carefully evaluate customer activities with the objective of both optimizing customer relationships and minimizing customer withdrawals.

The Bank has upgraded its retail delivery infrastructure to make it is easier for customers to do business with the Bank as well as attract new customers to the Bank. These steps include the addition of ATMs in the past year, a voice response unit (telephone banking), and relocating the North County Branch to a new location with drive up lanes.

Management conducted an efficiency review process in the third and fourth quarters. As a result of the process, a computerized staffing model will be used in the retail branches, many procedures were streamlined, and the number of full-time equivalent employees was reduced. The Bank elected to close a branch office with a very small deposit base in South County to improve operational efficiencies. A fifth branch office will open in St. Charles County, a high growth potential market, in the first quarter of 2000. The general objective is to run the Bank as efficiently as possible by using newer technologies, without making significant customer service concessions.

Employee Stock Ownership Plan

Effective January 1, 1998 the Bank established a tax-deferred stock bonus plan best known as an Employee Stock Ownership Plan (ESOP) for all eligible employees. The primary purpose of the Plan is to invest in employer securities with all contributions being made by the Bank to eligible participants in shares of company stock as of December 31 of each year. The ESOP plan will enable eligible participants to share in the growth and prosperity of Pulaski Bank while at the same time providing the participants an opportunity to accumulate capital for their future security of retirement, disability and/or death benefits. The Plan contributions totaling 232,760 shares of Company stock, will be allocated in shares on an annual basis to each participant in an amount that is equivalent to the ratio of each participant's salary to that of the total payroll as of December 31. The contributions will be allocated annually over a 15-year term as of December 31 of each year. Contributions may be made by Pulaski Bank at its discretion over the term of the Plan and may at any time be accelerated. The second allocation to the Plan will be made in the fourth calendar quarter 1999.

Financial Condition

Total assets at September 30, 1999 were $244.0 million, an increase of $50.8 million or 26% from $193.2 million at September 30, 1998. The increase in total assets is primarily attributable to increases in cash and cash equivalents, mortgage-backed securities, and loans receivable, offset by decreases in investment securities and loans receivable held for sale.

Loans receivable (excluding loans held for sale) increased $39.7 million, or 28% from $141.8 at September 30, 1998 to $181.5 million at September 30, 1999. The increase is largely due to a greater volume of consumer loans (primarily auto) made as a result of an effort to diversify the Bank's asset mix, increase portfolio yield, and to utilize proceeds from the conversion to a stock holding company. The balance of consumer loans grew from $14.1 million at September 30, 1998 to $33.1 million at September 30, 1999, or 134%. The Bank has recently chosen to discontinue origination of indirect auto loans, and to focus marketing efforts on prime rate-based home equity line of credit, as well as 1 to 4 family mortgage loans. Home equity loans were chosen because they provide greater yields and create an additional long-term relationship with a customer.

Cash and cash equivalents increased $5.8 million primarily as a result of proceeds received from the stock offering, which was completed on December 2, 1998. Balances are maintained in overnight investments to meet the needs for loan funding, stock repurchases, and provide for withdrawals from deposits.

Mortgage-backed securities increased $18.4 million, or 267% from $6.9 million at September 30, 1998 to $25.3 million at September 30, 1999. The increase was due, primarily to implementation of a $20 million leverage strategy utilizing laddered maturity borrowings from the Federal Home Loan Bank to fund investment in mortgage-backed securities with similar durations.

The increase in assets was offset by net maturities and redemptions of $7.9 million of investment securities, and a reduction of $5.3 million in the outstanding balance of Loans Held for Sale, from $13.4 million at September 30, 1998 to $8.1 million at September 30, 1999.

Total liabilities at September 30, 1999 were $194.1 million, an increase of $26.1 million, or 15% from the $168.0 million at September 30, 1998. The increase in total liabilities is primarily attributable to the increase in borrowings from the Federal Home Loan Bank of Des Moines. Borrowings increased from $1.9 million at September 30, 1998 to $28.6 million at September 30, 1999 and were used to purchase mortgage-backed securities, and to fund loan originations.

Deposits increased $5.1 million, or 3% from $156.2 million at September 30, 1998 to $161.4 million at September 30, 1999. Most of the growth in deposits is attributable to checking and money market accounts, which grew $3.3 million and $2.9 million, respectively. The Bank continues to market its "High Performance Checking Account" program (begun in January 1998), which involves frequent direct mailings and television advertisement with gifts for new checking accounts. The goals of the promotion are (i) to increase the percentage of transaction accounts to total deposits, thereby decreasing the Bank's cost of funds, (ii) to increase fee income through insufficient funds charges, service charges, and fees levied on checking accounts and (iii) to add new customer relationships to the Bank. The number of checking and money market accounts increased 2,800 or 50% over September 30, 1998. Currently, the Bank has no plans to discontinue this program. The Company also believes that it has benefited from the mergers and consolidations in the St. Louis market.
Customers have left larger banks to come to smaller, more personal, service-oriented financial institutions. For the year ended September 30, 1999 savings accounts decreased slightly by $50,000, and certificate balances declined $1.1 million.

These increases in liabilities were partially offset by a refund of $5.1 million in stock oversubscriptions related to the stock offering completed in December 1998.

Total stockholders' equity at September 30, 1999 was $49.9 million, an increase of $24.7 million over $25.2 million at September 30, 1998. The large increase is due primarily to the addition of net proceeds of $26.0 million from the conversion and stock offering completed December 2, 1998, net income of $2.1 million, less dividends of $1.3 million, and completion of a 5% stock repurchase for $2.3 million.

The Company has received regulatory approval to repurchase in the open market up to 15% of its outstanding shares of common stock or up to 594,885 shares. A repurchase of 5%, or 198,000 shares, of outstanding shares was completed on August 3, 1999 at an average price of $11.73 per share. An additional 5% repurchase under this approval authority was initiated October 27, 1999 and was completed on November 29, 1999. A total of 198,295 shares were repurchased at an average price of $11.01 per share.

Non-Performing Assets and Delinquencies

Loans accounted for on a non-accrual basis amounted to $258,000 at September 30, 1999 as compared to $753,000 at September 30, 1998. The non-accrual loans consist primarily of single-family residential loans.

Accruing loans that were contractually past due 90 days or more at September 30, 1999 amounted to $1.1 million of which $363,000 were FHA/VA government-insured loans. The allowance for loan losses was $986,000 at September 30, 1999, or
 .52% of total loans. Real estate acquired in settlement of loans, net of allowance for losses, increased from $106,000 at September 30, 1998 to $228,000 at September 30, 1999, and consisted of 1-4 family residences.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED SEPTEMBER 30, 1999 AND 1998:

General

Net income for the year ended September 30, 1999 was $2.1 million compared to $1.8 million for the year ended September 30, 1998. The increase of $288,000 is attributable to higher interest income, higher non-interest income, offset by higher non-interest expense, and taxes. Interest income increased as a result of investment of net proceeds from conversion to a full stock company. Non-interest income increased as a result of higher service fees, and certain gains on sales. Non-interest expenses increased due to higher compensation, occupancy and equipment expenses, professional services, advertising, and other operating expenses.

Interest Income

Interest income increased $1.7 million, from $13.6 million for fiscal 1998 to $15.3 for fiscal 1999. The increase resulted primarily from an increase in interest on loans of $1.3 million, as well as an increase of $414,000 in interest on mortgage-backed securities, offset by a decrease in interest on overnight funds of $115,000.

The increase in interest income on consumer loans resulted from an increase in the average balance of consumer loans outstanding from $7.9 million for the twelve months ended September 30, 1998 to $27.2 million for the September 30, 1999 fiscal year, offset by a decrease in the average yield on these loans from 8.39% in 1998 to 7.34% for 1999. The lower average yield on consumer loans is the result, primarily of a lower yield curve in early 1999 combined with competitive, aggressive pricing by the Bank to grow the consumer loan portfolio.

Interest income on mortgage loans decreased $45,000 for the year ended September 30, 1999. The average balance of mortgage loans increased from $135.8 million for fiscal 1998 to $144.8 million for fiscal 1999, but was offset by a decrease in the average yield from 7.99% to 7.46%. The lower average yield on mortgage loans is the result of mortgage loan refinancing payoffs, prepayments of higher-rate loans, lower rate repricings on adjustable rate loans, and the origination of lower-rate loans for the portfolio to replace loans paid off or refinanced.

Interest income on mortgage-backed securities increased as a result of the $20 million investment made in these types of securities during the June 30, 1999 quarter. The average balance of mortgage-backed securities increased from $6.2 million for the year ended September 30, 1998 to $12.7 million for the year ended September 30, 1999. The average yield declined from 8.17% in fiscal 1998 to 7.26% in fiscal 1999, and reflects amortization and prepayment of older higher-rate securities, and the addition of the $20 million in new securities at current, but lower rates.

The increase in interest income in investment securities, of $72,000, resulted primarily from an increase in the average balance from $15.2 million in 1998 to $17.5 million in 1999, but was offset by a decrease in the average yield from 5.79% for the year ended September 30, 1998 to 5.46% for the year ended September 30, 1999. The reduced yield reflects the lower rate environment at the time of purchase.

Interest income from investment in overnight funds decreased $115,000 as a result of lower average rates. The average balance for the September 30, 1998 year was $12.6 million, and the average balance for the year ended September 30, 1999 was $12.1 million. The average yield declined from 5.47% to 4.75% over the same period. The decline in average balance is the result of re-investment of overnight funds into higher earning assets, primarily loans. The reduced average yield is the result of lower short-term rates in effect in the earlier months of the fiscal year.

Interest Expense

Interest expense increased $181,000, from $7.1 million in fiscal 1998 to $7.3 million for fiscal 1999. The increase is due primarily to higher interest expense on borrowings from the Federal Home Loan Bank of Des Moines, offset by decreased interest on deposits.

The average balance of deposits increased from $152.4 million for the September 30, 1998 year, to $157.5 million for the September 30, 1999 year. Deposit gains were in checking accounts and money-market accounts, and are the result of the continuation of the "High Performance Checking Account" program. The Bank also believes that it has benefited from an influx of new depositors as a result of the consolidation of financial institutions in the St. Louis market. The weighted average cost decreased from 4.60% to 4.26% over the same period. Management has adopted a pricing strategy to reduce the overall cost of funds, and began implementing the strategy in the March 31, 1999 quarter. The average balance of FHLB advances increased from $2.0 million for the year ended September 30, 1998 to $10.6 million for the year ended September 30, 1999. The increase in average balance was attributable to the use of advances to fund purchases of mortgage-backed securities, and to fund loan originations. The average rate decreased from 6.34% to 5.86% over the twelve-month period ended September 30, 1999.

Provision for Loan Losses

The provision for loan losses increased $56,000, from $209,000 for fiscal 1998 to $265,000 in fiscal 1999. Management deemed it necessary to increase the provision for loan losses after considering the increase in the higher risk consumer loan portfolio. The provision for loan losses is determined by management as the amount to be added to the allowance for loan losses after net charge-offs have been deducted to bring the allowance to a level which is considered adequate to absorb losses inherent in the loan portfolio. Because management believes it adheres to specific loan underwriting guidelines focusing on mortgage loans secured by one-to-four-family residences, the Bank's historical loan loss experience has been low. No assurances, however, can be given as to future loan loss levels. Consumer loans are generally considered to carry a greater inherent risk of loss than residential mortgage loans. Accordingly, the Bank may experience higher delinquency or loss levels in future periods as a result of the significant growth in the consumer loan portfolio.

Other Income

Other income increased $622,000, or 37%, from $1.7 million for the year ended September 30, 1998 to $2.3 million for the year ended September 30, 1999. The increase in other income is primarily the result of increased service charges on deposits, which increased 215% from $169,000 in fiscal 1998 to $531,000 for the fiscal year ended September 30, 1999. This revenue growth is a result of the greater volume of checking accounts generated by the Bank's "High Performance Checking Account" program.

Gains on the sale of loans for the year decreased $18,000 from $851,000 in 1998 to $833,000 in 1999. The volume of loan sales for fiscal 1999 were up approximately 9%, but the profit margin declined over the pricing received in fiscal 1998.

Insurance commissions earned by the Bank's subsidiary increased slightly from $255,000 for the year ended September 30, 1998, to $283,000 for the year ended September 30, 1999. During the fiscal year ended September 30, 1999, the Company elected to sell the book of business relating to sales of property and casualty insurance and concentrate on sales of annuities and long-term care insurance. The higher amount of commission is due primarily to increased sales of annuities.

Other income increased $249,000 primarily as a result of recording $294,000 of gains on the sales of the property and casualty insurance operations, and gains on the sale of mortgage servicing rights. The Bank decided to sell servicing rights on a portfolio of $29.8 million, and at September 30, 1999 the Bank's remaining servicing portfolio amounted to $864,000.

Other Expenses

Other expenses increased from $5.1 million to $6.6 million. The increase was primarily due to increases in compensation expense of $396,000, increased other expense of $383,000, increased occupancy, equipment and data processing expense of $329,000, increased professional fees of $248,000 and increased marketing expenses of $136,000.

Compensation expense increased from $2.8 million for the year ended September 30, 1998 to $3.2 million for the year ended September 30, 1999. The increase was the result of additional staffing for mortgage and consumer lending, salary increases, incentive payments as a result of implementation of a "pay for performance" based compensation system, higher health insurance premiums, higher corporate liability insurance premiums, and the additional expenses associated with an employee stock ownership plan. Salaries of senior management were frozen for both calendar 1998 and 1999.

Occupancy, equipment and data processing expense increased from $1.1 million for the year ended September 30, 1998 to $1.5 million for the year ended September 30, 1999, primarily as a result of increased depreciation and operational expense associated with the purchase and installation of 5 ATMs.

Professional services increased from $241,000 for fiscal 1998 to $489,000 for fiscal 1999. The increase is the result of higher professional fees and use of consultants for improved business practices. The Bank expects to benefit from recommendations received regarding improved business practices in fiscal 2000.

Advertising expenses increased $135,000, from $300,000 for the year ended September 30, 1998 to $435,000 for the year ended September 30, 1999. The increase is due to increased use of cable television advertising in addition to direct mail promotion costs incurred as a result of the Bank's efforts to increase checking account deposits, and marketing costs related to the re-location of the North County Branch to Jamestown Mall in Florissant, Missouri.

Other miscellaneous expenses increased from $502,000 in fiscal 1998 to $884,000 in fiscal 1999. The increase was primarily due to increased postage, telephone and other expenses of $206,000, loan operational costs of $90,000, and franchise taxes of $82,000.

Income Taxes

The provision for income taxes increased $262,000 from $989,000 for the year ended September 30, 1998 to $1.3 million for the year ended September 30, 1999. The increase is primarily attributable to increased levels of taxable income. The effective tax rate increased from 34.9% to 37.0% resulting principally from state taxes.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED SEPTEMBER 30, 1998 AND 1997:

General

Net income for the year ended September 30, 1998 was $1.8 million compared to $1.9 million for the year ended September 30, 1997. The decrease of $78,000 is attributable to higher non-interest expense, partially offset by gains on sale of loans. Advertising expense increased from $57,000 for the year ended September 30, 1997 to $300,000 for the year ended September 30, 1998. Compensation expense increased $259,000 over the same period. These expense increases were partially offset by an increase in gain on sale of loans of $443,000 over the prior year.

Interest Income

Interest income increased $219,000 from $13.4 million in 1997 to $13.6 million in 1998. The increase is due primarily to an increase in interest on loans of $163,000, and interest on overnight investments increased $219,000. Offsetting these increases was a decrease of $101,000 on income from investments and a decrease of $63,000 in income from mortgage-backed securities.

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

The decrease in interest income from investment securities is a result of the decline in the average balance from $16.9 million for the year ended September 30, 1997 to $15.2 million for the year ended September 30, 1998. The average yield decreased slightly from 5.82% to 5.79% over the same period of time. Proceeds from maturing securities were used to fund loan growth.

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

The increase in interest expense on deposits was the result of an increase of the average balance of deposits, from $148.0 million in 1997 to $152.4 million in 1998. The increase in deposits is the result of the implementation of the "High Performance Checking Account" program which involves frequent direct mailings and gifts for new accounts. The Company also believes it has benefited from an influx of new depositors as a result of the consolidation of financial institutions in the St. Louis market. The average yield decreased slightly from 4.61% at September 30, 1997 to 4.60% at September 30, 1998.

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

Other Income

Other income increased $679,000, from $1.0 million in 1997 to $1.7 million in 1998. The increase is due primarily to an increase in the gains on sales of loans, which were $408,000 in 1997, and $851,000 in 1998. Sales of loans for the fiscal year ended September 30, 1998 were approximately 116% above the previous year.

Service charges on deposits increased $93,000 over the fiscal year ended September 30, 1997 as a result of the growth in checking accounts.

Insurance commissions have increased from $130,000 for the year ended September 30, 1997 to $255,000 for the year ended September 30, 1998 primarily as a result of increased sales of annuities.

Other Expenses

Other expenses increased from $4.3 million to $5.1 million. The increase was primarily due to increases in advertising expenses of $243,000, compensation expense of $259,000, professional services of $118,000, occupancy, equipment and data processing expenses of $176,000, and miscellaneous expenses of $62,000.

Advertising expense for the year ended September 30, 1998 was $300,000, an increase of $243,000 from $57,000 for the year ended September 30, 1997. Advertising expense consisted of $20,000 of expense related to the celebration of the Bank's 75th anniversary, and $208,000 associated with the commencement of the high performance checking account program.

Compensation expense increased from $2.6 million for the year ended September 30, 1997 to $2.8 million for the year ended September 30, 1998. Fringe benefit costs relating to the Company's payroll increased approximately $62,000 during the year. Increased incentive programs and commissions were up $62,000 and salary increases and additional staffing costs accounted for approximately $80,000.

Occupancy, equipment and data processing expense increased from $956,000 for the fiscal year 1997 to $1.1 million for the fiscal year 1998. Included in this increase is approximately $52,000 of expense related to year 2000 compliance.

Professional services increased from $123,000 for the year ended September 30, 1997 to $241,000 for the year ended September 30, 1998. The increase is attributable to certain consultative services provided to Company management, including fees related to the "High Performance Checking Account" program. Other consulting services include fees for re-engineering the Company's compensation plan to a performance-based system as well as fees for development of strategic business and management development programs.

Other miscellaneous expenses increased from $440,000 for the year ended September 30, 1997 to $502,000 for the year ended September 30, 1998. The increase was primarily due to stationary and supplies, postage and miscellaneous costs.

Income Taxes

The provision for income taxes in 1998 decreased $35,000 as the result of less taxable income. The effective tax rate remained consistent.

Market Risk Analysis

Quantitative Aspects of Market Risk - The Company does not maintain a trading account for any class of financial instrument nor does the Company engage in hedging activities or purchase high-risk derivative instruments. Furthermore, the Company is not subject to foreign currency exchange rate risk or commodity price risk.

The following table presents the Company's financial instruments that are sensitive to changes in interest rates, categorized by expected maturity, and the instruments' fair values at September 30, 1999. Expected maturities use certain assumptions based on historical experience and other data available to management.

                                                                  One Year    After Three  After Five            Carrying
                                          Average    Within One      to      Years to Five  Years to    Beyond    Value      Fair
Interest Sensitive Assets                  Rate        Year      Three Years     Years     Ten Years   Ten Years  Total      Value
                                          -----------------------------------------------------------------------------------------
                                                                           (Dollars in Thousands)
Loans receivable - net (2)                 7.51%      $ 46,422     $21,559     $61,494      $27,338     $24,462  $181,275  $179,783
Loans held for sale - net                  7.53%         8,159                                                      8,159     8,256
Mortgage backed securities - HTM           8.37%         1,029           2          25          212       2,729     3,997     4,155
Mortgage backed securities - AFS           6.86%                                              1,248      20,108    21,356    21,356
Investments - HTM                          5.25%         7,211         299       1,500                              9,010     9,002
Investments - AFS                          5.37%         2,746         750         738                              4,234     4,234
Federal funds/overnight deposits           5.11%         5,400                                                      5,400     5,400
                                                      --------     -------     -------      -------     -------  --------  --------

     Total interest sensitive assets                  $ 70,967     $22,610     $63,757      $28,798     $47,299  $233,431  $232,186
                                                      ========     =======     =======      =======     =======  ========  ========

Interest Sensitive Liabilities

Checking accounts and money market (3)     2.49%      $ 29,266     $     -     $     -      $     -     $     -  $ 29,266  $ 29,246
Savings accounts                           1.86%        25,619                                                     25,619    25,619
Certificate accounts                       4.97%        73,699      22,598       7,341          127               103,765   102,809
Borrowings                                 5.74%        10,300       7,800      10,500                             28,600    28,158
                                                      --------     -------     -------      -------     -------  --------  --------

     Total interest sensitive liabilities             $138,884     $30,398     $17,841      $   127     $     -  $187,250  $185,832
                                                      ========     =======     =======      =======     =======  ========  ========

Off Balance Sheet Items

Commitments to extend credit (1)           7.71%      $  8,933
Unused lines of credit - home equity                     3,840

(1) Includes commitments to sell loans of $6.3 million.

(2) Excludes non-accrual loans of $258,000.

(3) Excludes noninterest checking accounts of $2.7 million.

Qualitative Aspects of Market Risk - The Company's principal financial objective is to achieve long-term profitability while reducing its exposure to fluctuating market interest rates. The Company has sought to reduce the exposure of its earnings to changes in market interest rates by attempting to manage the mismatch between asset and liability maturities and interest rates. In order to reduce the exposure to interest rate fluctuations, the Company has developed strategies to manage its liquidity, shorten its effective maturities of certain interest-earning assets and increase the interest rate sensitivity of its asset base. Management has sought to decrease the average maturity of its assets by emphasizing the origination of adjustable-rate residential mortgage loans ("ARM") and consumer loans. In addition, the majority of long-term, fixed-rate single-family residential mortgage loans are underwritten according to the guidelines of Fannie Mae and Freddie Mac and usually sold for cash in the secondary market. The retention of ARM loans, which reprice at regular intervals (three to five years), helps to ensure that the yield on the Company's loan portfolio will be sufficient to offset increases in the Company's cost of funds. However, periodic and lifetime interest rate adjustment limits may prevent ARM loans from repricing to market interest rates during periods of rapidly rising interest rates. The Company does not use any hedging techniques to manage the exposure of its assets to fluctuating market interest rates. The Company relies on retail deposits and Federal Home Loan Bank borrowings as its primary source of funds. Management believes retail deposits, compared to brokered deposits, reduce the effects of interest rate fluctuations because they generally represent a more stable source of funds.

The Company uses interest rate sensitivity analysis to measure its interest rate risk by computing changes in NPV (net portfolio value) of its cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. NPV represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 100 to 300 basis point increase or decrease in market interest rates with no effect given to any steps that management might take to counter the effect of that interest rate movement (see table below). Using data compiled by the OTS, the Company receives a report which measures interest rate risk by modeling the change in NPV (net portfolio value) over a variety of interest rate scenarios. This procedure for measuring interest rate risk was developed by the OTS to replace the "gap" analysis (the difference between interest-earning assets and interest-bearing liabilities that mature or reprice within a specific time period).


                                                           Estimated Change
                                                        in Net Portfolio Value
         Change in Interest Rates                           (in thousands)
300 basis point rise                                           (9,531)
200 basis point rise                                           (5,871)
100 basis point rise                                           (2,589)
Base scenario                                                       -
100 basis point decline                                         1,566
200 basis point decline                                         2,546
300 basis point decline                                         3,507

The preceding table indicates that at September 30, 1999, in the event of a sudden and sustained increase in prevailing market interest rates, the Company's NPV would be expected to decrease, and in the event of a sudden and sustained decrease in prevailing market interest rates, the Company's NPV would be expected to increase.

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

Liquidity and Capital Resources

The Company's principal sources of funds are proceeds from maturities of investment securities, principal payments received on mortgage-backed and related securities, loan repayments, deposits and FHLB borrowings.

The primary investing activities of the Company are originating and purchasing loans, purchasing investments, mortgage-backed and related securities. Proceeds from maturities of investment securities and principal payments received on mortgage-backed and related securities provided $19.3 million of liquidity for the year ended September 30, 1999. These sources of cash were offset by net loan originations of $40.7 million and purchasing of investment securities of $30.2 million.

Typically, the Company's most significant financing activities are deposits accounts, FHLB of Des Moines borrowings, taxes and insurance on behalf of borrowers, and the payment of dividends. The issuance of common stock under the conversion/reorganization provided $24.6 million of cash and net borrowings of FHLB of Des Moines advances provided $26.7 million of funds. Additionally, net deposits increased by $7.1 million. Payments to acquire treasury stock of $2.3 million and dividend payments totaling $1.3 million were the primary uses of cash during 1999.

On December 2, 1998, the Conversion and Reorganization was completed. The net proceeds raised by the Company provided a larger capital base and enabled it to pursue lending and investment opportunities, as well as opportunities for growth and expansion.

Federal regulations require the Bank to maintain minimum levels of liquid assets (i.e., cash and eligible investments). The required percentage has varied from time to time based upon economic conditions and savings flows and is currently 4% of the average daily balance of its net withdrawable savings deposits and short-term borrowings. The Bank attempts to maintain levels of liquidity at levels in excess of those required by regulation. Maintaining levels of liquidity acts, in part, to reduce the Company's balance sheet exposure to interest rate risk. At September 30, 1999, the Bank's liquidity ratio (liquid assets as a percentage of net withdrawable savings deposit and short-term borrowings) was 21.9%.

The Company must also maintain adequate levels of liquidity to ensure the availability of funds to satisfy loan commitments and deposit withdrawals. At September 30, 1999, the Bank had outstanding commitments to originate loans of $8.9 million, to sell loans of $14.5 million and to fulfill commitments under unused home equity lines of credit of $3.8 million. At the same time, certificates of deposit which are scheduled to mature in one year or less totaled $73.7 million. Based upon historical experience, management believes the majority of maturing certificates of deposit will remain with the Company.

If the Company requires funds beyond its ability to generate them internally, it has the ability to borrow funds from the FHLB of Des Moines under a blanket agreement which assigns all investments in FHLB Stock as well as qualifying first mortgage loans equal to 150% of the outstanding advances as collateral to secure the amounts borrowed. At September 30, 1999 the Company had approximately $62.4 million available to it under the above-mentioned borrowing arrangement. At September 30, 1999, the Company had $28.6 million in advances from the FHLB of Des Moines.

The Company's ability to pay dividends depends primarily on the Bank's ability to pay dividends to the Company. Under federal regulations the Bank cannot pay cash dividends in excess of the higher of (i) net income to date during the calendar year plus one-half of surplus capital over regulatory capital or amounts which would result in the Bank not maintaining adequate capital requirements imposed by the OTS or (ii) 75% of net income over the most recent four quarter period. In addition, the Bank cannot pay dividends if the effect of the payment would be to reduce the Bank's capital below the balance of the liquidation account controlled by the Bank for the benefit of its eligible depositors in connection with the Conversion and Reorganization.

The Company is not subject to any separate regulatory capital requirements. The Bank is required to maintain specific minimum amounts of capital pursuant to OTS regulations. The OTS minimum capital standards generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and risked-based requirement. The tangible capital requirement provides for minimum tangible capital (defined as stockholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 3.0% of adjusted assets.

The risk-based capital requirements provides for the maintenance of core capital plus a portion of unallocated loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighing assets the Bank multiplies the value of each asset on its balance sheet by a defined risk-weighing factor (e.g., one- to four-family conventional residential loans carry a risk-weighted factor of 50%).

At September 30, 1999, the Bank's tangible capital totaled $39.6 million, or 16.9% of adjusted total assets, which exceeded the minimum 1.5% requirement by $36.1 million, or 15.4%. The Bank's core capital at September 30, 1999 totaled $39.6 million or 16.9% of adjusted total assets, which was approximately $32.6 million, or 13.9% above the minimum requirement of 3.0%. The Bank's risk-based capital at that date totaled $40.6 million, or 29.1% of risk-weighted assets, which is $29.4 million, or 21.1% above the 8.0% fully phased-in requirement.

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

4. Validation - Testing all systems and third-party vendors for year 2000 compliance. This phase has been completed. A third-party service bureau processes all customer transactions and has completed upgrades to its systems to be year 2000 compliant.

     The Company's third-party service bureau provided access to their system on November 8, 1998 for the Company to test its upgraded hardware and Local Area Network, and to test all applications the service bureau provides to the Company. The testing of equipment and Local Area Network indicated no problems and the Company was able to roll the date on the file server and sign on the Host System that was dated January 3, 2000.

     The Company processed transactions for all applications, Savings, Certificates of Deposit, Mortgage Loans, Consumer Loans, Individual Retirement Accounts, etc. The General Ledger system was also tested and the Company received a file containing all transactions that were processed during the test. This file was entered into the General Ledger system and all accounts were properly updated.

     The Company's item processor conducted a test with their service bureau. The Company has also participated in Proxy Testing with their ATM Processor. This test was completed and the results were satisfactory. Other third-party vendors have indicated their compliance. Where it is possible, the Company plans to test third-party vendors for compliance. Where testing is not possible, the Company will rely on certifications from vendors. In the event that testing reveals that the third-party systems are not year 2000 compliant, the Company's service bureau intends to either transfer the Company to other systems that are year 2000 compliant or provide additional resources to resolve the year 2000 issues. The Company's ATM processor has conducted tests with the various ATM switches. They have had successful test results.

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

Currently, the Company's total cost to replace computer equipment, software programs and other equipment containing embedded microprocessors that were not year 2000 compliant is approximately $100,000. For the year ended September 30, 1998, approximately, $58,000 of this amount was incurred. As of September 30, 1999 an additional $37,600 was expensed. System maintenance or modification costs are being expensed as incurred, including the cost of new hardware, software or other equipment. The Company does not separately track the internal costs and time that its own employees spend on year 2000 issues. Such costs are principally payroll costs.

Because the Company is substantially dependent on its computer systems and the computer systems of third parties, the failure of these systems to be year 2000 compliant could cause substantial disruption of the Company's business and could have a material adverse financial impact on the Company. Failure to resolve year 2000 issues presents the following risks to the Company: (1) the Company could lose customers to other financial institutions, resulting in a loss of revenue, if the Company's third-party service bureau is unable to properly process customer transactions; (2) governmental agencies, such as the Federal Home Loan Bank, and correspondent banks could fail to provide funds to the Company, which could materially impair the Company's liquidity and affect the Company's ability to fund loans and deposit withdrawals; (3) concern on the part of depositors that year 2000 issues could impair access to their deposit account balances could result in the Company experiencing deposit outflows prior to December 31, 1999; and (4) the Company could incur increased personnel costs if additional staff is required to perform functions that inoperative systems would have otherwise performed. Management believes that it is not possible to estimate the potential lost revenue due to the year 2000 issue, as the extent and longevity of any potential problem cannot be predicted. Because substantially all of the Company's loan portfolio consists of residential mortgage and consumer loans, management believes that year 2000 issues will not impair the ability of the Company's borrowers to repay their debt. The Bank does not have any commercial loans, other than commercial real estate loans, which represent an insignificant percentage of outstanding loans.

There can be no assurance that the Company's year 2000 plan will effectively address the year 2000 issue, that the Company's estimates of the timing and costs of completing the plan will ultimately be accurate or that the impact of any failure of the Company or its third-party vendors and service providers to be year 2000 compliant will not have a material adverse affect on the Company's business, financial condition or results of operations.

The Bank has developed a contingency plan to mitigate the risks associated with the failure of mission critical systems. The renovation of mission critical items and testing of them has time lines that permit senior management to monitor progress of the plan. In addition, the Bank's regulator OTS continues to monitor our progress. Most recently they completed an exam in June 1999.

Management has developed a plan of action to ensure the Bank continues to function capably in the event that the year 2000 date change does not transition as planned for the Bank and its related systems and services.

Management has selected one office to act as the central site in the event they do not have full electric power. Management has developed an action plan to enable the processing of core business such as deposits and loan payments. This plan calls for manual processing of transactions, and may require installation of a generator.

In preparation for the possible implementation of the contingency plan, the Company has gathered the necessary supplies and equipment that would be required to process our core business.

The Company has, and will continue, to monitor all systems.

The Bank is in contact with its regulators and is presently completing a plan for the "critical period" from December 31, 1999 through January 7, 2000.

Yields Earned and Rates Paid

The following table sets forth for the three years ended September 30, 1999, 1998 and 1997 and at September 30, 1999 and 1998, the weighted average yields earned on the Company's assets, the weighted average interest rates paid on the Company's liabilities, together with the net yield on interest-earning assets.


                                                                  Years Ended September 30,                      September 30,
                                                          ------------------------------------------      --------------------------
                                                              1999           1998          1997               1999            1998
Weighted average yield on loans (2)                              7.44%         8.01%         8.07%              7.52%         7.98%
Weighted average yield on investment securities                  5.46%         5.79%         5.82%              5.29%         5.63%
Weighted average yield on mortgage-backed securities             7.26%         8.17%         8.30%              7.09%         7.72%
Weighted average yield on Federal funds sold and
  overnight deposits                                             4.75%         5.47%         5.32%              5.11%            -
Weighted average yield on all interest-earning assets            7.12%         7.64%         7.72%              7.20%         7.64%
Weighted average rate paid on savings deposits                   4.26%         4.60%         4.61%              3.94%         4.54%
Weighted average rate paid on FHLB advances (1)                  5.86%         6.34%         6.20%              5.74%         6.32%
Weighted average rate paid on all interest-bearing
  liabilities (1)                                                4.36%         4.62%         4.64%              4.27%         4.61%
Interest rate spread (spread between weighted average
  rate on all interest-earning assets and all
  interest-bearing liabilities) (1)                              2.76%         3.02%         3.08%              2.93%         3.03%
Net interest margin (net interest income as a
  percentage of average interest-earning assets) (1)             3.70%         3.63%         3.69%               N/A           N/A

(1) Data for 1998 does not include the stock subscription balance of $5.1 million. Accrued interest on these stock subscriptions is considered immaterial.

(2) Includes loans held for sale of $8.2 million and $13.4 million, respectively.

Average Balance Sheet

The following table sets forth information regarding average balances of assets and liabilities as well as the total dollar amounts of interest income from average interest-earning assets and interest expense on average interest-bearing liabilities, resultant yields, interest rate spread, net interest margin, and ratio of average interest-earning assets to average interest-bearing liabilities for the periods indicated. Average balances have been calculated using average of month-end balances in 1997 and daily averages in 1998 and 1999.


                                                                         Years Ended Septemer 30,
                                              ----------------------------------------------------------------------------------
                                                        1999                       1998                         1997
                                              -------------------------- -------------------------  ----------------------------
                                                       Interest                   Interest                     Interest
                                              Average    and      Yield/ Average    and     Yield/  Average       and     Yield/
                                              Balance  Dividends   Cost  Balance  Dividends  Cost   Balance    Dividends   Cost
                                                                         (Dollars in thousands)
Interest-earning assets:
  Net loans (1)                               $171,990 $ 12,804   7.44%  $143,795 $ 11,520  8.01%   $140,827    $11,357   8.07%
  Investment securities                         17,482      955   5.46%    15,246      883  5.79%     16,882        983   5.82%
  Mortgage-backed and related securities        12,696      922   7.26%     6,216      508  8.17%      6,876        571   8.30%
  Federal funds sold and overnight deposits     12,132      576   4.75%    12,640      691  5.47%      8,868        472   5.32%
                                              -------- --------          -------- --------          --------    -------
           Total interest-earning assets       214,300   15,257   7.12%   177,897   13,602  7.64%    173,453     13,383   7.72%

Non-interest-earning assets                      8,000                      6,565                      5,366
                                               --------                  --------                   --------
           Total assets                        $222,300                  $184,462                   $178,819
                                               ========                  ========                   ========

Interest-bearing liabilities:
           Total deposits (2) (5)              $157,467 $ 6,701   4.26%  $152,451    7,011  4.60%   $148,006      6,824   4.61%
FHLB advances                                    10,595     621   5.86%     2,049      130  6.34%      2,597        161   6.20%
                                               -------- --------         -------- --------          --------    -------
           Total interest-bearing liabilities   168,062    7,322  4.36%   154,500    7,141  4.62%    150,603      6,985   4.64%
                                                        --------                  --------                      -------

Non-interest bearing liabilities                  7,049                     5,335                      5,003
Retained earnings                                47,189                    24,627                     23,213
                                               --------                  --------                   --------

           Total liabilities and retained
            earnings                           $222,300                  $184,462                   $178,819
                                               ========                  ========                   ========

Net interest income                                     $  7,935                  $  6,461                      $ 6,398
                                                        ========                  ========                      =======

Interest rate spread (3)                                          2.76%                     3.02%                         3.08%

Net interest margin (4)                                           3.70%                     3.63%                         3.69%

Ratio of average interest-earning assets to
  average interest-bearing liabilities                    127.51%                  115.14%                       115.17%
                                                        ========                  =======                       =======

________________________________________________
(1) Includes non-accrual loans with a average balance of $666,000, $477,000 and $160,000 at September 30, 1999, 1998 and 1997, respectively.
(2) Includes non-interest-bearing deposits with an average balance of $2.6 million, $1.3 million and $759,000 during 1999, 1998 and 1997, respectively.
(3)  Yield on interest-earning assets less cost of interest-bearing liabilities.
(4)  Net interest income divided by average interest-earning assets.
(5) Data for 1998 does not include the stock subscription balance of $5.1 million.

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

                                           1999 Compared to 1998            1998 Compared to 1997        1997 Compared to 1996
                                         Increase (Decrease) Due to       Increase (Decrease) Due to   Increase (Decrease) Due to
                                      --------------------------------- ----------------------------- -----------------------------
                                                         Rate/                           Rate/                       Rate/
                                      Rate      Volume  Volume    Net   Rate    Volume  Volume   Net   Rate  Volume Volume Net
                                                                           (In thousands)
Interest-earning assets:
  Total net loans                      $  (814) $2,259   $(161)  $1,284    $(76)  $239     $(1)  $162  $296  $(409) $(11)  $(124)
  Investment securities                    (50)    129      (7)      72      (5)   (95)      1    (99)   27    349    16     392
  Mortgage-backed and related
  securities                               (57)    530     (59)     414      (9)   (55)      1    (63)   16   (117)   (3)   (104)
  Federal funds sold and overnight
   deposits                                (91)    (28)      4     (115)     13    201       5    219    (5)    11             6
                                       -------  ------   -----   ------    ----   ----     ---   ----  ----  -----  ----   -----

      Total net change in income on
        interest-earning assets         (1,012)  2,890    (223)   1,655     (77)   290       6    219   334   (166)    2     170

Interest-bearing liabilities:
  Interest-bearing deposits (1)           (523)    230     (17)    (310)    (18)   205      (1)   186     1    (62)    -     (61)
  FHLB advances                            (10)    542     (41)     491       4    (34)      -    (30)    3    (28)   (1)    (26)
                                       -------  ------   -----   ------    ----   ----     ---   ----  ----  -----  ----   -----
      Total net change in expense on
        interest-bearing liabilities      (533)    772     (58)     181     (14)   171      (1)   156     4    (90)   (1)    (87)
                                       -------  ------   -----   ------    ----   ----     ---   ----  ----  -----  ----   -----

Net change in net interest income      $  (479) $2,118   $(165)  $1,474    $(63)  $119     $ 7   $ 63  $330  $ (76) $  3   $ 257
                                       =======  ======   =====   ======    ====   ====     ===   ====  ====  =====  ====   =====

(1) Data does not consider the stock subscription balance at September 30, 1998 of $5.1 million.

              [LETTERHEAD OF DELOITTE & TOUCHE LLP APPEARS HERE]

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
 Pulaski Financial Corp.:

We have audited the accompanying consolidated balance sheets of Pulaski Financial Corp. and subsidiaries (the "Company") as of September 30, 1999 and 1998, and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1999, in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP

November 12, 1999
(November 29, 1999 as to Note 10)

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 1999 AND 1998
--------------------------------------------------------------------------------

ASSETS                                                                                               1999            1998
Cash and amounts due from depository institutions                                                $  3,486,957    $  3,047,328
Federal funds sold and overnight deposits                                                           5,400,000
                                                                                                 ------------    ------------
           Total cash and cash equivalents                                                          8,886,957       3,047,328
Investment securities available for sale, at market value                                           4,234,145       2,235,133
Investment securities held to maturity, at amortized cost (market value $9,002,455 and
  $19,026,432 in 1999 and 1998, respectively)                                                       9,010,427      18,923,006
Mortgage-backed and related securities held to maturity, at amortized cost (market value
  $4,154,784 and $5,683,829 in 1999 and 1998, respectively)                                         3,996,748       5,412,117
Mortgage-backed and related securities available for sale, at market value                         21,356,446       1,488,267
Loans receivable held for sale, at lower of cost or market                                          8,159,085      13,442,421
Loans receivable, net of allowance for loan losses of $985,773 and $762,688 in 1999 and 1998,
  respectively                                                                                    181,532,561     141,769,058
Federal Home Loan Bank stock - at cost                                                              1,501,200       1,423,000
Real estate acquired in settlement of loans, net of allowance for losses of $17,161 and
 $18,640  in 1999 and 1998, respectively                                                              228,002         105,628
Premises and equipment, net                                                                         2,235,412       2,105,293
Accrued interest receivable:
  Investment securities                                                                               153,637         224,513
  Mortgage-backed securities                                                                          151,903          48,584
  Loans receivable                                                                                  1,041,503         907,695
  Other                                                                                                   818
Other assets                                                                                        1,485,537       2,076,332
                                                                                                 ------------    ------------
TOTAL                                                                                            $243,974,381    $193,208,375
                                                                                                 ============    ============

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:
  Deposits                                                                                       $161,370,542    $156,235,348
  Stock subscriptions                                                                                               5,129,497
  Advances from Federal Home Loan Bank of Des Moines                                               28,600,000       1,900,000
  Advance payments by borrowers for taxes and insurance                                             2,440,520       3,185,605
  Accrued interest payable                                                                            221,881         262,600
  Other liabilities                                                                                 1,436,595       1,282,666
                                                                                                 ------------    ------------
              Total liabilities                                                                   194,069,538     167,995,716
                                                                                                 ============    ============

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
  Preferred stock - $1.00 par value per share, 10,000,000 shares authorized; none issued
     or outstanding                                                                                         -               -
  Common stock - $.01 par value per share, 25,000,000 shares authorized; 3,972,885 shares
    issued                                                                                             39,729
  Common stock - $1.00 par value per share, 20,000,000 shares authorized; 2,105,840
    shares issued and outstanding at September 30, 1998                                                             2,105,840
  Treasury stock - at cost (198,000 shares)                                                        (2,322,004)
  Additional paid-in capital                                                                       35,685,866       5,258,418
  Unearned MRDP shares                                                                                (18,400)        (73,600)
  Unearned ESOP shares (217,242 unreleased shares)                                                 (2,172,420)
  Accumulated other comprehensive income (loss)                                                      (235,360)         14,520
  Retained earnings                                                                                18,927,432      17,907,481
                                                                                                 ------------    ------------
          Total stockholders' equity                                                               49,904,843      25,212,659
                                                                                                 ------------    ------------
TOTAL                                                                                            $243,974,381    $193,208,375
                                                                                                 ============    ============

See accompanying notes to the consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
YEARS ENDED SEPTEMBER 30, 1999, 1998 AND 1997
--------------------------------------------------------------------------------


                                                                       1999           1998          1997
INTEREST INCOME:
  Loans receivable                                                 $12,804,360    $11,520,314   $11,356,782
  Investment securities                                                955,382        883,359       983,972
  Mortgage-backed and related securities                               922,041        507,604       570,691
  Other                                                                575,754        690,764       471,697
                                                                   -----------    -----------   -----------
           Total interest income                                    15,257,537     13,602,041    13,383,142
                                                                   -----------    -----------   -----------

INTEREST EXPENSE:
  Deposits                                                           6,655,420      7,011,403     6,824,171
  Advances from Federal Home Loan Bank                                 621,429        130,302       160,594
  Other                                                                 46,010
                                                                   -----------    -----------   -----------
           Total interest expense                                    7,322,859      7,141,705     6,984,765
                                                                   -----------    -----------   -----------

NET INTEREST INCOME                                                  7,934,678      6,460,336     6,398,377

PROVISION FOR LOAN LOSSES                                              264,936        209,277       169,176
                                                                   -----------    -----------   -----------

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                  7,669,742      6,251,059     6,229,201
                                                                   -----------    -----------   -----------

OTHER INCOME:
  Service charges on deposit accounts                                  531,354        168,596        75,929
  Gains on sales of loans                                              833,370        851,293       408,180
  Insurance commissions                                                283,241        255,251       130,417
  Other                                                                668,258        419,542       401,340
                                                                   -----------    -----------   -----------
           Total other income                                        2,316,223      1,694,682     1,015,866
                                                                   -----------    -----------   -----------

OTHER EXPENSES:
  Salaries and employee benefits                                     3,235,893      2,839,610     2,580,931
  Occupancy, equipment and data processing expense                   1,460,304      1,131,699       955,610
  Advertising                                                          435,195        299,663        56,781
  Federal insurance premiums                                            96,623         97,319       142,034
  Professional services                                                489,216        241,001       122,673
  Other                                                                884,342        501,827       439,561
                                                                   -----------    -----------   -----------
           Total other expenses                                      6,601,573      5,111,119     4,297,590
                                                                   -----------    -----------   -----------

INCOME BEFORE INCOME TAXES                                           3,384,392      2,834,622     2,947,477

INCOME TAXES                                                         1,251,661        989,827     1,024,586
                                                                   -----------    -----------   -----------

NET INCOME                                                           2,132,731      1,844,795     1,922,891

OTHER COMPREHENSIVE INCOME (LOSS) - Unrealized gain (loss)
on securities available-for-sale (net of income taxes of
 $145,709 and $7,481, respectively)                                   (249,880)        14,520             -
                                                                   -----------    -----------   -----------

COMPREHENSIVE INCOME                                               $ 1,882,851    $ 1,859,315   $ 1,922,891
                                                                   ===========    ===========   ===========

NET INCOME PER COMMON SHARE - BASIC                                        N/M            N/M           N/M
                                                                   ============   ============  ============

NET INCOME PER COMMON SHARE - DILUTED                                      N/M            N/M           N/M
                                                                   ============   ============  ============

See accompanying notes to the consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED SEPTEMBER 30, 1999, 1998 AND 1997

--------------------------------------------------------------------------------------------------------------------------------
                                                                                                                     Unearned
                                                                                                                    Management
                                                                                                                    Recognition
                                                            Number of                                Additional         and
                                                             Shares        Common        Treasury       Paid-In       Development
                                                             Issued         Stock         Stock         Capital       Plan Shares
BALANCE, SEPTEMBER 30, 1996                                 2,094,000  $ 2,094,000    $         -    $ 5,117,826      $(184,000)

Common stock issued under Stock Option Plan and
  related tax benefit                                             800          800                        14,412
Amortization of Management Recognition and Development
  Plan shares                                                                                                            55,200
Dividends ($1.03 per share)*
Net income
                                                            ---------  -----------   ------------   ------------    -----------
BALANCE,  SEPTEMBER 30, 1997                                2,094,800    2,094,800              -      5,132,238       (128,800)

Amortization of Management Recognition and Development
  Plan shares                                                                                                            55,200
Dividends ($1.10 per share)*
Stock options exercised                                        11,040       11,040                       126,180
Comprehensive income:
  Net income
  Net unrealized gains on securities

Total comprehensive income
                                                            ---------  -----------   ------------   ------------    -----------
BALANCE,  SEPTEMBER 30, 1998                                2,105,840    2,105,840              -      5,258,418        (73,600)

Comprehensive income:
  Net income
  Change in net unrealized  gain on securities (c)

Total comprehensive income

Dividends ($.36 per share)
Issuance and exchange of common stock as a result of the
  conversion reorganization (a)(b)                          1,860,061   (2,066,181)                   30,380,966
Assets consolidated from Pulaski Bancshares, MHC
Stock options exercised                                         6,984           70                        44,543
Stock repurchase                                                                       (2,322,004)
Release of ESOP shares                                                                                     1,939
Amortization of Management Recognition and Development
  Plan shares                                                                                                            55,200
                                                            ---------  -----------   ------------   ------------    -----------
BALANCE,  SEPTEMBER 30, 1999                                3,972,885  $    39,729    $(2,322,004)   $35,685,866      $ (18,400)
                                                            =========  ===========   ============   ============    ===========

                                                               Accumulated
                                                                  Other          Unearned
                                                               Comprehensive       ESOP            Retained
                                                                 Income           Shares           Earnings        Total
BALANCE, SEPTEMBER 30, 1996                                      $       -      $         -       $15,476,581    $22,504,407

Common stock issued under Stock Option Plan and
  related tax benefit                                                                                                 15,212
Amortization of Management Recognition and Development
  Plan shares                                                                                                         55,200
Dividends ($1.03 per share)*                                                                         (639,820)      (639,820)
Net income                                                                                -         1,922,891      1,922,891
                                                               -----------     ------------       -----------    -----------
BALANCE,  SEPTEMBER 30, 1997                                             -                -        16,759,652     23,857,890

Amortization of Management Recognition and Development
  Plan shares                                                                                                         55,200
Dividends ($1.10 per share)*                                                                         (696,966)      (696,966)
Stock options exercised                                                                                              137,220
Comprehensive income:
  Net income                                                                                        1,844,795      1,844,795
  Net unrealized gains on securities                                14,520                                            14,520
                                                                                                                 -----------
Total comprehensive income                                                                -                        1,859,315
                                                               -----------     ------------       -----------    -----------
BALANCE,  SEPTEMBER 30, 1998                                        14,520                -        17,907,481     25,212,659

Comprehensive income:
  Net income                                                                                        2,132,731      2,132,731
  Change in net unrealized  gain on securities (c)                (249,880)                                         (249,880)
                                                                                                                 -----------
Total comprehensive income                                                                                         1,882,851
                                                                                                                 -----------
Dividends ($.36 per share)                                                                         (1,329,760)    (1,329,760)
Issuance and exchange of common stock as a result of the
  conversion reorganization (a)(b)                                               (2,327,600)                      25,987,185
Assets consolidated from Pulaski Bancshares, MHC                                                      216,980        216,980
Stock options exercised                                                                                               44,613
Stock repurchase                                                                                                  (2,322,004)
Release of ESOP shares                                                              155,180                          157,119
Amortization of Management Recognition and Development
  Plan shares                                                                                                         55,200
                                                               -----------     ------------       -----------    -----------
BALANCE,  SEPTEMBER 30, 1999                                     $(235,360)     $(2,172,420)      $18,927,432    $49,904,843
                                                               ===========     ============       ===========    ===========


* Pulaski Bancshares, M.H.C. ("MHC"), which owned $1,470,000 shares of stock in the Bank, waived receipt thereby reducing the actual dividend payment to the amounts shown above.
(a) Includes 635,840, $1.00 par value, shares of Pulaski Bank outstanding at December 2, 1998, which were converted into 1,056,003, $.01 par value, shares of Pulaski Financial Corp. based on 1.6608 exchange ratio; 2,909,500, $.01 par value, shares of Pulaski Financial Corp. sold in the subscription and community offering; and the cancellation of $1,470,000, $1.00 par value, shares of Pulaski Bank previously held by Pulaski Bancshares, M.H.C.
(b)  232,760 shares purchased by the ESOP.
(c) Includes change in unrealized gains of ($248,778) and reclassification adjustment for gains included in income of ($1,102).

See accompanying notes to consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES


CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 1999, 1998 AND 1997
-----------------------------------------------------------------------------------------------------------------------------

                                                                      1999                   1998                   1997
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                       $   2,132,731          $   1,844,795          $  1,922,891

  Adjustments to reconcile net income to net cash
    provided by (used in) operating activities:
    Depreciation, amortization and accretion:
      Premises and equipment                                             388,088                289,842               270,254
      Management Recognition and Development Plan
        stock awards                                                      55,200                 55,200                55,200
      ESOP shares committed to be released                               157,119
      Loan fees, discounts and premiums - net                            (25,516)              (119,700)             (228,781)
    Provision for loan losses                                            264,936                209,277               169,176
    Provision for losses on real estate acquired in
      settlement of loans                                                 24,983                 33,513                14,653
    (Gains) losses on sales of real estate acquired in
      settlement of loans                                                 (8,573)                 6,819                (4,694)
    Originations of loans receivable for sale to
      correspondent lenders                                         (120,610,664)          (123,642,457)          (70,365,168)
    Proceeds from sales of loans to correspondent lenders            126,727,370            125,435,810            63,598,438
    Gains on sales of loans                                             (833,370)              (851,293)             (408,180)
    Gain on sale of investments                                           (1,750)
    Deferred income taxes                                               (214,308)               (56,124)              435,066
    Changes in other assets and liabilities                              543,448               (688,030)           (1,231,160)
                                                                   -------------          -------------          ------------

          Net adjustments                                              6,466,963                672,857            (7,695,196)
                                                                   -------------          -------------          ------------

          Net cash provided by (used in) operating activities          8,599,694              2,517,652            (5,772,305)
                                                                   -------------          -------------          ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sales and maturities of investment
    securities                                                        17,451,750             19,760,000            13,500,000
  Purchases of investment securities and Federal Home
    Loan Bank stock                                                   (9,472,442)           (24,426,158)          (14,333,318)
  Purchases of mortgage-backed and related securities                (20,713,884)            (1,486,654)
  Principal payments received on mortgage-backed and
    related securities                                                 1,890,000                965,951             1,070,115
  Loan (originations) repayments - net                               (40,702,040)           (11,941,823)            3,511,481
  Proceeds from sales of real estate acquired in settlement
    of loans receivable                                                  393,627                 91,001               126,436
  Net additions to premises and equipment                               (518,211)              (586,325)             (378,999)
                                                                   -------------          -------------          ------------

          Net cash (used in) provided by investing activities        (51,671,200)           (17,624,008)            3,495,715
                                                                   -------------          -------------          ------------

                                                                     (Continued)

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 1999, 1998 AND 1997
--------------------------------------------------------------------------------------------------------------------------

                                                                      1999                  1998                   1997
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase in deposits                                          $ 7,122,709           $ 7,563,127          $   847,891
  Federal Home Loan Bank advances - net                              26,700,000              (300,000)            (800,000)
  Net increase (decrease) in advance payments by
    borrowers for taxes and insurance                                  (745,085)               72,512               79,442
  (Refunds of) proceeds from stock over-subscriptions                (5,129,497)            5,129,497
  Common stock issued under Stock Option Plan                            44,613               137,220               15,213
  Dividends declared on common stock                                 (1,329,760)             (696,966)            (639,820)
  Payments to acquire treasury stock                                 (2,322,004)
  Issuance of common stock under conversion/
    reorganization                                                   24,570,159
                                                                    -----------           -----------          -----------

          Net cash provided by (used in) financing activities        48,911,135            11,905,390             (497,274)
                                                                    -----------           -----------          -----------

NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                                    5,839,629            (3,200,966)          (2,773,864)

CASH AND CASH EQUIVALENTS AT BEGINNING OF
  YEAR                                                                3,047,328             6,248,294            9,022,158
                                                                    -----------           -----------          -----------

CASH AND CASH EQUIVALENTS AT END OF YEAR                            $ 8,886,957           $ 3,047,328          $ 6,248,294
                                                                    ===========           ===========          ===========

ADDITIONAL DISCLOSURES OF CASH FLOW
  INFORMATION:
  Cash paid during the year for:
    Interest on deposits                                            $ 6,696,139           $ 7,011,635          $ 6,822,800
    Interest on advances from the Federal Home Loan Bank                226,930               130,302              160,594
    Income taxes                                                      1,237,500             1,185,814              486,190

NONCASH INVESTING ACTIVITIES:
  Real estate acquired in settlement of loans receivable                532,412               236,961                2,959
  Loans receivable securitized                                                              9,105,517           10,188,257
  (Decrease) increase in investments for changes in
    unrealized gains and losses                                        (395,589)               22,001

NONCASH FINANCING ACTIVITIES:
  Issuance of common stock:
    Purchase of ESOP                                                  2,327,600
    Proceeds received from deposit transfers                          1,987,515

See accompanying notes to the consolidated financial statements.     (Concluded)

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 1999, 1998 AND 1997
--------------------------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Pulaski Financial Corp, (the "Company") was incorporated under Delaware law in May 1998. The Company was organized for the purpose of becoming the holding company for Pulaski Bank, A Federal Savings Bank (the "Bank") upon the Bank's reorganization as a wholly owned subsidiary of the Company resulting from the conversion of Pulaski Bancshares, M.H.C. ("MHC"), from a federal mutual holding company to a stock holding company ("Conversion and Reorganization'). In connection with the Conversion and Reorganization, which was completed on December 2, 1998, the Company sold 2,909,500 shares of its common stock to the public at $10 per share in a public offering ("Offering") and issued 1,056,016 shares in exchange for the outstanding shares of the Bank held by the Bank's stockholders other than the MHC. The Company has no significant assets, other than all of the outstanding shares of the Bank and the portion of the net proceeds from the Offering retained by the Company, and no significant liabilities. Management of the Company and the Bank are substantially similar and the Company neither owns nor leases any property, but instead uses the premises, equipment and furniture of the Bank. Accordingly, the information in the consolidated financial statements relates primarily to the Bank.

     The accounting and reporting policies and practices of the Company and subsidiaries conform to generally accepted accounting principles and to prevailing practices within the banking industry. A summary of the Company's significant accounting policies follows:

     Nature of Operations - The Bank is a community-oriented financial institution that provides traditional financial services through the operation of four full service branches within St. Louis City and County. The Bank is engaged primarily in the business of attracting deposits from the general public and using these and other funds to originate one-to-four-family residential mortgage loans within the Bank's lending market area. The Bank is an approved lender/servicer for the Federal Housing Administration ("FHA") and the Veterans Administration ("VA"), as well as for the Missouri Housing Development Commission (a government agency established to provide home buying opportunities for lower income first time home buyers) ("MHDC"). The Bank is also an approved seller/servicer for the Government National Mortgage Association ("GNMA").

     Principles of Consolidation - The accompanying consolidated financial statements include the accounts of Pulaski Financial Corp. and its wholly owned subsidiary, Pulaski Bank, and its wholly owned subsidiary Pulaski Service Corporation, and Pulaski Service Corporation's wholly owned subsidiary, Pulaski Real Estate Co. All significant intercompany balances and transactions have been eliminated. Pulaski Real Estate Co. was liquidated and dissolved during the year ended September 30, 1997. This transaction did not have a significant impact on the consolidated financial statements.

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

     Loans Held for Sale - Loans held for sale are reflected at the lower of cost or market and are covered by investor commitments and generally sold servicing released. Accordingly, market values for such loans are based on commitment prices. Gains or losses on loan sales are recognized at the time of sale and are determined by the difference between net sales proceeds and the principal balance of the loans sold, adjusted for net deferred loan fees. Loan origination and commitment fees, net of certain direct loan origination costs, are deferred until the sale of the loan.

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

     Earnings Per Share - Earnings per share for the years ended September 30, 1999, 1998 and 1997 are not presented as such presentation would not be meaningful due to the stock Conversion and Reorganization which was completed on December 2, 1998.

     Mortgage Servicing Rights - During the years ended September 30, 1999 and 1998, $-0- and $155,000 of mortgage servicing rights were capitalized, respectively. The fair value of the mortgage servicing rights were based upon the present value of estimated expected future cash flows valuation technique and in some instances fair value. The discount rate utilized was commensurate with the risks inherent in the portfolio and the average portfolio life was based upon relative industry statistics and the Bank's historic prepayment rate. The cost of mortgage servicing rights is amortized in proportion to, and over the period of estimated net servicing revenues. Amortization of mortgage servicing rights was $18,000, $20,367 and $5,461 for the years ended September 30, 1999, 1998 and 1997, respectively. Effective June 30, 1999, the Bank sold all of its mortgage servicing rights (see Note 11).

     Recently Adopted Accounting Pronouncements - In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 131, Disclosures about Segments of an Enterprise and Related Information. The Statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company operates as a single business segment, that of providing traditional community banking services through its full service branch network.

     Reclassifications - Certain amounts included in the 1998 and 1997 consolidated financial statements have been reclassified to conform to the 1999 presentation.

2.   INVESTMENT SECURITIES

     Investment securities at September 30, 1999 and 1998 are summarized as follows:


                                                                           1999
                                               ---------------------------------------------------------------------
                                                                    Gross            Gross
                                                  Amortized       Unrealized        Unrealized           Market
            Held to Maturity                        Cost             Gains            Losses             Value
U.S. Government and Agency debt
  obligations                                  $   9,010,427      $   6,955         $  (14,927)        $ 9,002,455
                                               =============      =========         ==========         ===========

Weighted average rate at end of
  period                                                5.25%
                                               =============


                                                                           1998
                                               --------------------------------------------------------------------
                                                                    Gross            Gross
                                                  Amortized       Unrealized       Unrealized           Market
            Held to Maturity                        Cost            Gains           Losses             Value
U.S. Government and Agency debt
  obligations                                  $  18,923,006      $ 103,426        $        -         $19,026,432
                                               =============      =========        ==========         ===========

Weighted average rate at end of
  period                                                5.64%
                                               =============



                                                                           1999
                                               ---------------------------------------------------------------------
                                                                     Gross           Gross
                                                  Amortized        Unrealized      Unrealized           Market
            Available for Sale                      Cost             Gains           Losses             Value
U.S. Government and Agency debt
  obligations                                  $   4,238,322      $      5,971     $  (10,148)        $4,234,145
                                               =============      ============     ==========         ==========

Weighted average rate at end of
  period                                                5.37%
                                               =============




                                                                           1998
                                               --------------------------------------------------------------------
                                                                     Gross           Gross
                                                  Amortized        Unrealized     Unrealized            Market
            Available for Sale                      Cost             Gains          Losses               Value
U.S. Government and Agency debt
  obligations                                  $   2,228,769       $    6,364     $       -           $ 2,235,133
                                               =============       ==========     =========           ===========

Weighted average rate at end of
  period                                                5.53%
                                               =============

     Proceeds from sales of available for sale securities during 1999 were $501,750. Realized gains from those sales were not significant. There were no sales of available for sale securities during 1998.

   The amortized cost and market values of held to maturity and available for sale investment securities at September 30, 1999, by contractual maturity, are shown below.


                                                         Held to Maturity                     Available for Sale
                                               ----------------------------------       ---------------------------------
                                                                       Estimated                              Estimated
                                                   Amortized             Market           Amortized            Market
     Term to Maturity                                 Cost               Value              Cost               Value
     One year or less                          $    7,211,154        $  7,208,733       $  1,750,000         $  1,748,251
     One year through five years                    1,799,273           1,793,722          2,488,322            2,485,894
                                               --------------        ------------       ------------         ------------

           Tota1                               $    9,010,427        $  9,002,455       $  4,238,322         $  4,234,145
                                               ==============        ============       ============         ============



3.   MORTGAGE-BACKED AND RELATED SECURITIES

     Mortgage-backed and related securities at September 30, 1999 and 1998 are summarized as follows:


                                                                          1999
                                              -----------------------------------------------------------------------
                                                                         Gross           Gross
                                                    Amortized         Unrealized      Unrealized         Market
               Held to Maturity                        Cost              Gains          Losses            Value
     Mortgage-backed securities                       $3,383,565          $149,698         $ (20)         $3,533,243
     Collateralized mortgage obligations:
       Federal Home Loan Mortgage
         Corporation                                     586,655             8,511                           595,166
       Private issues                                     26,528                            (153)             26,375
                                                       ---------      ------------    ----------          ----------

               Total                                  $3,996,748          $158,209         $(173)         $4,154,784
                                                      ==========      ============    ==========          ==========

Weighted average rate at end of period                      8.37 %
                                                      ==========



                                                                          1998
                                              ----------------------------------------------------------------------
                                                                           Gross           Gross
                                                      Amortized         Unrealized      Unrealized         Market
              Held to Maturity                         Cost               Gains           Losses            Value
     Mortgage-backed securities                        $4,475,140          $259,951         $   -          $4,735,091
     Collateralized mortgage obligations:
       Federal Home Loan Mortgage
         Corporation                                      896,547            11,909                           908,456
       Private issues                                      40,430                            (148)             40,282
                                                       ----------        ----------     ---------          ----------

               Total                                   $5,412,117          $271,860         $(148)         $5,683,829
                                                       ==========        ==========     =========          ==========

Weighted average rate at end of period                       8.18 %
                                                       ==========

                                                                       1999
                                           ------------------------------------------------------------------------
                                                                   Gross             Gross
                                               Amortized         Unrealized       Unrealized         Market
       Available for Sale                        Cost              Gains            Losses            Value
  Mortgage-backed securities                     $21,725,857     $         -      $   (369,411)   $      21,356,446
                                                 ===========     ===========      ============    =================

  Weighted average rate at end
    of period                                           6.86 %
                                                 ===========

                                                                           1998
                                           -------------------------------------------------------------------------
                                                                    Gross            Gross
                                                Amortized         Unrealized       Unrealized           Market
             Available for Sale                   Cost              Gains            Losses             Value
   Mortgage-backed securities               $      1,472,630    $       15,637      $         -          $1,488,267
                                            ================    ==============  ================  =================

   Weighted average rate at end
     of period                                          6.00%
                                            ================


There were no sales of available-for-sale securities during 1998 or 1999.

The amortized cost and estimated market value of held to maturity and available for sale mortgage-backed and related securities at September 30, 1999, by contractual maturity, are shown below.


                                                Held to Maturity                          Available for Sale
                                             -----------------------------             -------------------------------
                                                                Estimated                                  Estimated
                                              Amortized           Market                Amortized            Market
   Term to Maturity                            Cost               Value                   Cost               Value
   One year or less                          $        -         $        -             $         -         $         -
   One year through five years                   26,862             27,359
   Five years through ten years                 212,526            218,129               1,248,480           1,215,540
   Ten years or more                          3,757,360          3,909,296              20,477,377          20,140,906
                                             ----------         ----------             -----------         -----------

              Tota1                          $3,996,748         $4,154,784             $21,725,857         $21,356,446
                                             ==========         ==========             ===========         ===========


   Actual maturities may differ from contractual maturities as borrowers have the right to call or prepay certain obligations sometimes without penalties.

4. LOANS RECEIVABLE

   Loans receivable at September 30, 1999 and 1998 are summarized as follows:


                                                                                         1999                   1998
        Loans secured by residential real estate:
          Conventional                                                                $135,416,425           $118,500,839
          FHA/VA                                                                         7,351,160              8,766,654
          Home equity lines                                                              5,022,123
                                                                                      ------------           ------------

                                                                                       147,789,708            127,267,493
        Commercial real estate loans                                                       566,963                552,968
        Consumer loans                                                                  33,112,905             14,178,749
                                                                                      ------------           ------------

                                                                                       181,469,576            141,999,210
        Less:
          Deferred loan (costs) fees                                                    (1,412,559)              (647,045)
          Loans-in-process                                                                 363,801                114,509
          Allowance for loan losses                                                        985,773                762,688
                                                                                      ------------           ------------

                  Total                                                               $181,532,561           $141,769,058
                                                                                      ============           ============

        Weighted average rate at end of period                                                7.50 %                 7.98 %
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

   The Bank is subject to numerous lending-related regulations. Under federal law and regulations, the Bank may not make real estate loans to one borrower in excess of the greater of 15% of its unimpaired capital and surplus or $500,000, whichever is greater. As of September 30, 1999, the Bank is in compliance with this limitation.

   The Bank has granted loans to officers and directors. Changes in loans to officers and directors for the three years ended September 30, 1999 are summarized as follows:


      Balance, September 30, 1997                                                                               $ 308,521
      Additions                                                                                                   234,753
      Repayments and reclassifications                                                                           (289,060)
                                                                                                                ---------

      Balance, September 30, 1998                                                                                 254,214
      Additions                                                                                                   246,650
      Repayments and reclassifications                                                                           (123,136)
                                                                                                                ---------

      Balance, September 30, 1999                                                                               $ 377,728
                                                                                                                =========

Activity in the allowance for loan losses for the years ended September 30, 1999, 1998 and 1997 follows:


                                         1999          1998              1997

   Balance, beginning of year          $762,688      $612,852          $478,804
   Provision charged to expense         264,936       209,277           169,176
   Charge-offs                          (52,378)      (66,305)          (43,915)
   Recoveries                            10,527         6,864             8,787
                                       --------      --------          --------

   Balance, end of year                $985,773      $762,688          $612,852
                                       ========      ========          ========


The Bank did not engage in any troubled debt restructurings during the years ended September 30, 1999, 1998 and 1997. Loans which were considered impaired during the years ended September 30, 1999, 1998 and 1997 were insignificant.

Nonaccrual loans totaled approximately $258,000, $753,000 and $217,000 at September 30, 1999, 1998 and 1997, respectively. Interest income recognized on impaired loans was not significant for the years ended September 30, 1999, 1998 and 1997. Similarly, the difference between interest that would have been recognized under the original terms of nonaccrual and renegotiated loans and interest actually recognized on such loans were not significant for the years ended September 30, 1999, 1998 and 1997.

At September 30, 1999, 1998 and 1997, the Bank was servicing loans for others amounting to approximately $864,000, $34,050,000 and $28,972,000, respectively. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income is recorded on the accrual basis and includes servicing fees from investors and certain charges collected from borrowers. In connection with these loans serviced for others, the Bank held borrowers' escrow balances of $33,000, $428,000 and $394,000 at September 30, 1999, 1998 and 1997,
respectively. As noted in Footnote 1, the Bank sold substantially all of its mortgage servicing rights on June 30, 1999.

The Bank originates certain loans for resale to correspondent lenders. These sales include recourse provisions that require the Bank to repurchase the loans upon certain events of default, generally documentation deficiencies, for periods up to one year from the date of the loan sale. The Bank has not historically incurred losses as a result of such loans, nor are any losses anticipated; however actual losses incurred by the Bank in the future due to these recourse provisions may vary from the Bank's estimate due to a number of factors beyond the Bank's control. During 1999, 1998 and 1997, the Bank sold whole loans to correspondent lenders totaling $125.9 million, $115.4 million and $53.4 million, respectively. The Bank also originates loans for resale to the Missouri Housing and Development Commission (MHDC). Until June 30, 1999, these sales were made with servicing retained by the Bank. A change in the MHDC rules no longer permits servicing to be retained and all loans are sold at pre-determined prices. During 1999, 1998 and 1997, the Bank securitized and sold loans to MHDC totaling $0, $9.1 million and $10.2 million.

Effective June 30, 1999 the Bank sold all of its servicing rights to its GNMA servicing portfolio of approximately $29.8 million. (See Note 11).

5. REAL ESTATE ACQUIRED IN SETTLEMENT OF LOANS

   Real estate acquired in settlement of loans at September 30, 1999 and 1998 is summarized as follows:


                                                     1999              1998


   Acquired in settlement of loans                $245,163          $124,268
   Allowance for losses                            (17,161)          (18,640)
                                                  --------          --------

          Total                                   $228,002          $105,628
                                                  ========          ========



   Activity in the allowance for losses on real estate owned for the years ended September 30, 1999, 1998 and 1997 is summarized as follows:



                                       1999          1998              1997

   Balance, beginning of year       $ 18,640      $      -          $ 38,725
   Provision charged to expense       24,983        33,513            14,653
   Charge-offs                       (26,462)      (14,873)          (53,378)
                                    --------      --------          --------

   Balance, end of year             $ 17,161      $ 18,640          $      -
                                    ========      ========          ========


6. PREMISES AND EQUIPMENT

   Premises and equipment at September 30, 1999 and 1998 are summarized as follows:


                                                     1999              1998

    Land                                       $   633,763       $   439,886
    Office buildings and improvements            2,486,942         2,408,428
    Furniture and equipment                      1,855,290         1,609,470
                                               -----------       -----------
                                                 4,975,995         4,457,784
    Less accumulated depreciation               (2,740,583)       (2,352,491)
                                               -----------       -----------

          Total                                $ 2,235,412       $ 2,105,293
                                               ===========       ===========

7. DEPOSITS

   Deposits at September 30, 1999 and 1998 are summarized as follows:



                                                        1999                                     1998
                                          ----------------------------------       ----------------------------------
                                                                    Weighted                                 Weighted
                                                                    Average                                  Average
                                                                    Interest                                 Interest
                                                     Amount           Rate                    Amount            Rate
  Transaction accounts:
   Noninterest-bearing checking                 $  2,719,804              - %             $  1,703,686            -   %
   Interest-bearing checking                      13,678,795           1.12                 11,355,044          1.75
   Money market                                   15,587,411           3.69                 12,657,188          3.84
                                                  ----------                                ----------

          Total transaction accounts              31,986,010           2.28                 25,715,918          2.66
                                                  ----------                               -----------

   Passbook savings account                       25,619,428           1.86                 25,669,105          2.50
                                                  ----------                               ------------

   Certificates of deposit:
    3.00% to 3.99%                                 6,292,057           3.97                    470,673          3.94
    4.00% to 4.99%                                51,425,914           4.42                 11,344,743          4.96
    5.00% to 5.99%                                32,470,314           5.37                 77,007,223          5.40
    6.00% to 6.99%                                 8,572,481           6.24                 11,192,667          6.22
    7.00% to 7.99%                                 5,004,338           7.03                  4,835,019          7.03
                                                ------------                              ------------

          Total certificates of deposit          103,765,104           4.97                104,850,325          5.50
                                                ------------                              ------------

          Total                                 $161,370,542           3.94               $156,235,348           4.54
                                                ============                              ============

   The aggregate amount of jumbo certificates of deposit with a minimum principal amount of $100,000 was approximately $5,846,000 and $5,313,000 at September 30, 1999 and 1998, respectively.

   At September 30, 1999, the scheduled maturities of certificates of deposit were as follows:



                                                                                                              Weighted
                                                                                                              Average
   Mature within fiscal year:                                                             Amount                Rate
   2000                                                                                   $ 73,698,568          4.91 %
   2001                                                                                     18,342,129          5.05
   2002                                                                                      4,255,650          4.94
   2003                                                                                      5,098,960          5.50
   2004                                                                                      2,242,281          4.78
   Thereafter                                                                                  127,516          7.41
                                                                                          ------------

          Total                                                                           $103,765,104          4.97 %
                                                                                          ============

   A summary of interest expense on deposits for the years ended September 30, 1999, 1998 and 1997 follows:


                                                                1999               1998               1997
    Transaction accounts                                   $  770,738         $  640,535         $  514,021
    Savings and certificates of deposit accounts            5,884,682          6,370,868          6,310,150
                                                           ----------         ----------         ----------

                                                           $6,655,420         $7,011,403         $6,824,171
                                                           ==========         ==========         ==========


8. ADVANCES FROM FEDERAL HOME LOAN BANK OF DES MOINES

   Advances from the Federal Home Loan Bank ("FHLB") of Des Moines at September 30, 1999 and 1998 are summarized as follows:


                                                           1999                                  1998
                                                --------------------------------       -------------------------------
                                                                        Weighted                              Weighted
                                                                         Average                               Average
   Maturing Within Fiscal Year                                          Interest                              Interest
   Ending September 30,                                  Amount           Rate                 Amount           Rate
   1999                                                   $         -        -   %               $  300,000       5.93 %
   2000                                                    10,300,000        5.40                   300,000       6.15
   2001                                                     3,300,000        5.81                   300,000       6.35
   2002                                                     4,500,000        5.99                   500,000       6.40
   2003                                                       500,000        6.57                   500,000       6.57
   2009 (callable in 2004)                                 10,000,000        5.92
                                                          -----------                            ----------

                                                          $28,600,000        5.74 %              $1,900,000       6.32 %
                                                          ===========                            ==========


   The Bank has the ability to borrow funds from the FHLB of Des Moines under a blanket agreement which assigns all investments in FHLB of Des Moines stock as well as qualifying first mortgage loans equal to 150% of the outstanding balance as collateral to secure the amounts borrowed. At September 30, 1999, the Bank had approximately $62,362,000 in borrowing capacity available to it under the above-mentioned borrowing arrangement. Additionally, the Bank has secured the right to borrow an additional $7.5 million under an open line of credit due to year 2000 considerations.

9. INCOME TAXES

   Income tax (benefits) expense for the years ended September 30, 1999, 1998 and 1997 is summarized as follows:


                                                                 1999                1998               1997
   Current                                                   $1,428,142          $1,045,951          $  589,520
   Deferred                                                    (176,481)            (56,124)            435,066
                                                             ----------          ----------          ----------

             Total                                           $1,251,661          $  989,827          $1,024,586
                                                             ==========          ==========          ==========

   Income tax expense for the years ended September 30, 1999, 1998 and 1997 differs from that computed at the Federal statutory rate of 34 percent as follows:


                                         1999                             1998                               1997
                              ------------------------         --------------------------          --------------------------
                                 Amount            %               Amount            %                Amount             %
   Tax at statutory Federal
    income tax rate            $1,150,693       34.0 %            $963,771        34.0 %            $1,002,142         34.0 %
   Increase (decrease)
    resulting from:
     State taxes                  100,505        3.0                44,858         1.6                 94,606           3.2
     Other                            463                          (18,802)       (0.7)               (72,162)         (2.4)
                               ----------       -----             --------        -----             ----------         -----

           Total               $1,251,661       37.0 %            $989,827        34.9 %            $1,024,586         34.8 %
                               ==========       =====             ========        =====             ==========         =====


   The components of deferred tax assets and liabilities at September 30, 1999 and 1998 are as follows:


                                                                                          1999              1998
    Deferred tax assets:

     Bad debt reserve                                                                 $  446,767         $341,728
     Deferred loan fees                                                                   10,702           34,693
     Premises and equipment                                                              272,946          302,453
     Management Recognition and Development Plan stock awards                             34,040           37,720
     Supplemental retirement plan                                                         92,038          106,328
     Unrealized losses on securities available-for-sale                                  138,228
     Other                                                                                32,927           36,740
                                                                                      ----------         --------
           Total deferred tax assets                                                   1,027,648          859,662

     Deferred tax liabilities:
     FHLB stock dividends                                                                130,481          144,587
     Mortgage servicing rights                                                                            132,616
                                                                                      ----------         --------

           Total deferred tax liabilities                                                130,481          277,203
                                                                                      ----------         --------

     Net deferred tax assets                                                          $  897,167         $582,459
                                                                                      ==========         ========


10. STOCK REPURCHASE

    The Company received regulatory approval to repurchase in the open market up to 15% of its outstanding shares of common stock or up to 594,885 shares. On August 3, 1999, the Company repurchased 198,000 shares for $2,322,004. On November 29, 1999, the Company repurchased an additional 198,295 shares for $2,182,508.

11. OTHER INCOME

    In 1999, the Bank sold their property and casualty insurance operations as well as $29.8 million of mortgage servicing rights. The Bank recognized gains of approximately $294,000 in connection with the transactions which are reflected in the financial statements as other income.

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

    Quantitative measures that have been established by regulation to ensure capital adequacy require the Bank to maintain minimum capital amounts and ratios (set forth in the table below). The Bank's primary regulatory agency, the OTS, requires that the Bank maintain minimum ratios of tangible capital (as defined in the regulations) of 1.5%, core capital (as defined) of 3%, and total risk-based capital (as defined) of 8%. The Bank is also subject to prompt corrective action capital requirement regulations set forth by the FDIC. The FDIC requires the Bank to maintain minimum of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of September 30, 1999, that the Bank meets all capital adequacy requirements to which it is subject.

    As of September 30, 1999 and 1998, the most recent notification from the OTS categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized" the Bank must maintain minimum total risk-based, Tier I risk-based, Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

                                                                                                                   To be
                                                                                                                Categorized
                                                                                                                    as
                                                                                                                   "Well
                                                                                                                Capitalized"
                                                                                                                Under Prompt
                                                                                For Capital                      Corrective
                                                                                  Adequacy                         Action
                                                    Actual                        Purposes                       Provisions
                                           -------------------------      -------------------------       -------------------------
(Dollars in thousands)                        Amount        Ratio             Amount         Ratio            Amount         Ratio
As of September 30, 1999:
  Tangible capital (to total assets)         $39,598       16.94 %           $ 3,505         1.50 %               N/A           N/A
  Core capital (to total assets)              39,598       16.94 %             7,018         3.00 %               N/A           N/A
  Total risk-based capital (to risk-
    weighted assets)                          40,565       29.07 %            11,163         8.00 %            13,954        10.00 %
  Tier I risk-based capital (to risk-
    weighted assets)                          39,598       28.38 %               N/A          N/A               8,372         6.00 %
  Tier I leverage capital (to average
    assets)                                   39,598       18.51 %               N/A          N/A              10,695         5.00 %

As of September 30, 1998:
  Tangible capital (to total assets)         $25,133       13.01 %           $ 2,898         1.50 %               N/A           N/A
  Core capital (to total assets)              25,133       13.01 %             5,794         3.00 %               N/A           N/A
  Total risk-based capital (to risk-
    weighted assets)                          25,893       22.43 %             9,235         8.00 %            11,544        10.00 %
  Tier I risk-based capital (to risk-
    weighted assets)                          25,133       21.77 %               N/A          N/A               6,926         6.00 %
  Tier I leverage capital (to average
    assets)                                   25,133       13.63 %               N/A          N/A               9,223         5.00 %

   A reconciliation, at September 30, 1999 and 1998, of the Bank's stockholders' equity and regulatory risk-based capital follows (dollars in thousands):


                                                                                                1999            1998
     Stockholders' equity                                                                     $39,379         $25,213
     Less disallowed mortgage servicing rights                                                                    (65)
     Add:  Unrealized (gains) losses on available for sale securities                             219             (15)
                                                                                              -------         -------

     Tangible capital                                                                          39,598          25,133
     General valuation allowances                                                                 967             760
                                                                                              -------         -------

     Regulatory risk-based capital                                                            $40,565         $25,893
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

13. EMPLOYEE BENEFITS

   The 1994 Management Recognition and Development Plan ("MRDP") was adopted on January 18, 1995. The MRDP is administered by the Board of Directors of the Bank. Collectively, the Board reserved 24,000 shares (or 39,859 shares after conversion) of the Bank's common stock for award pursuant to the MRDP, all of which have been awarded and will vest over a five-year period beginning on January 18, 1995. The value of the common stock contributed to the MRDP is being amortized to compensation expense over the vesting period. Such compensation expense amounted to $55,200, $55,200 and $55,200 during the years ended September 30, 1999, 1998 and 1997, respectively.

   During 1996, the Bank executed a Supplemental Retirement Benefit agreement for its then chief executive officer. Under the terms of the agreement, the officer is to receive $2,473 monthly, commencing upon retirement, for a total of 15 years. The net present value of these payments is reflected in other liabilities and totaled $249,000 and $259,000 at September 30, 1999 and 1998, respectively. Compensation expense under this plan totaled $19,100, $29,400 and $18,200 for the years ended September 30, 1999, 1998 and 1997, respectively.

   Substantially all full-time salaried employees are included in a trusteed, defined benefit pension plan. The benefits contemplated by the plan are funded through payments to the Pentegra Group, which operates as a multiemployer plan. Statement of Financial Accounting Standards No. 87 ("SFAS 87") Employers Accounting for Pensions requires that an employer participating in a multiemployer plan recognize as net pension cost the amount of the required contribution for the period and as a liability the amount of any contributions which are due and unpaid. During the years ended September 30, 1999, 1998 and 1997, the Bank was not required to make any contributions to the plan because it was fully funded and accordingly, no pension expense was required to be recorded. At September 30, 1999, the Bank had no liability for contributions due and unpaid.

   The Bank maintains a 401(k) savings plan for eligible employees. In 1999, 1998 and 1997, the Bank matched 50% of each participant's contribution up to a maximum of 4%. The Bank's contributions to this plan were approximately $46,800, $42,900 and $37,500 for the years ended September 30, 1999, 1998 and 1997, respectively.

   The Company has entered into three year employment agreements with certain members of management. Under the agreements, the Bank will pay the members their initial base salaries which may be increased at the discretion of the Board of Directors. Additionally, the agreements provide for severance payments if employment is terminated following a change in control. These payments will be equal to 2.99 times their average annual compensation paid during the five years immediately preceding the change in control.

   Effective October 1, 1996, the Company adopted Statement of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). As permitted by the standard, the Bank has elected to continue following the guidance of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, for measurement and recognition of stock-based transactions with employees.

   On January 18, 1995, the Board of Directors established the Stock Option Plan (the "Plan") and reserved 99,648 shares of the Bank's common stock to be awarded under the Plan. On January 25, 1995, the Board granted 82,708 shares to certain officers, employees and directors at an exercise price of $7.15 per share. The remaining 16,940 shares were granted during 1998 to certain officers and directors at an exercise price of $15.43 per share. These options vest 20% each year from the date of grant and expire no later than ten years from the date of grant.

   In connection with the Conversion and Reorganization, the Company assumed the Plan and all outstanding options and shares of Pulaski Bank were converted into $.01 par value shares of Pulaski Financial Corp. based on 1.6608 exchange ratio. A summary of the status of the Company's stock option plan for the years ended September 30 and reflecting the Conversion is as follows:


                                              Remaining
                               Exercise       Contractual    Exercisable          Outstanding
                               Price              Life          Shares                Shares
   September 30, 1997             7.15          8.33             16,542                82,708
    Exercised                     7.15                                                 (1,329)
                                                                                      -------

   September 30, 1998             7.15          7.33             31,754                81,379
    Granted                      15.43                                                 16,940
    Exercised                     7.15                                                (18,335)
                                                                                       -------

   September 30, 1999             7.15          6.33             29,961                63,044
                                 15.43          6.33              3,388                16,940
   Exercised                      7.15                                                 (6,985)
                                                                                       -------

           Total                                                                       72,999
                                                                                       =======

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

    Effective January 1, 1998, the Bank established a tax-deferred stock bonus plan known as the Employee Stock Ownership Plan (the "ESOP") for all eligible employees. In connection with the Conversion and Reorganization on December 2, 1998, 232,760 shares were purchased by the ESOP at $10 a share through an internal loan from the Company. The shares are allocated on an annual basis to each participant in an amount that is equivalent to the ratio of each participant's salary to that of the total payroll for each year ended December 31. The unallocated shares are released on a quarterly basis over the 15-year repayment term of the internal ESOP loan. As the shares are released, compensation expense is recognized equal to the fair value of the shares. In 1999, compensation expense under the plan was approximately $157,000. At September 30, 1999, the status of the ESOP shares was as follows:

       Allocated shares                                            $  3,879
       Released shares                                               11,637
       Unallocated and unreleased shares                            217,244
                                                                   --------

           Total ESOP shares                                       $232,760
                                                                   ========

14.CONTINGENCIES

    The Company is a defendant in legal actions arising from normal business activities. Management, after consultation with general counsel, believes that the resolution of these actions will not have any material adverse effect on the Company's consolidated financial statements.

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

    At September 30, 1999, the Bank had commitments net of noncash portion of refinanced loans to originate loans of approximately $8,933,000, of which approximately $6,338,000 were committed to be sold. Of the remaining $2,595,000 to be retained, approximately $430,000 were at fixed rates. At September 30, 1998, the Bank had commitments net of noncash portion of refinanced loans to originate loans of approximately $9,914,000, of which approximately $7,645,000 were committed to be sold. Of the remaining $2,269,000 to be retained, approximately $653,000 were at fixed rates. Additionally, the Bank had outstanding commitments to lend to borrowers under unused home equity lines of credit of $3,840,000 and $-0- at September 30, 1999 and 1998, respectively.

    At September 30, 1999 and 1998, the Bank had commitments to sell loans of $14,472,000 and $22,014,000, respectively, which includes $8,159,085 and
    $13,442,421, respectively, recorded in the financial statements as loans held for sale.

    Substantially all of the Bank's loans are to borrowers located in St. Louis, Missouri and the surrounding counties.

16.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, Disclosures About Fair Value of Financial Instruments. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

     Approximate carrying values and estimated fair values at September 30, 1999 and 1998 are summarized as follows:

                                                                1999                          1998
                                                     ----------------------------  ------------------------------
                                                       Approximate    Estimated      Approximate    Estimated
                                                         Carrying        Fair          Carrying        Fair
                                                          Value         Value           Value         Value
      ASSETS:
       Cash and cash equivalents                       $  8,887,000  $  8,887,000    $  3,047,000  $  3,047,000
       Investment securities - HTM                        9,010,000     9,002,000      18,923,000    19,026,000
       Investment securities - AFS                        4,234,000     4,234,000       2,235,000     2,235,000
       Mortgage-backed and related securities - HTM       3,997,000     4,155,000       5,412,000     5,684,000
       Mortgage-backed and related securities - AFS      21,356,000    21,356,000       1,488,000     1,488,000
       Loans:
         Loans held for sale                              8,159,000     8,256,000      13,442,000    13,617,000
         Loans receivable (net of allowance for loan
           losses of $985,773 and $762,688 in 1999
           and 1998, respectively)                      181,533,000   179,783,000     141,769,000   143,913,000
       Mortgage servicing rights                                  -             -         323,500       323,500
       Federal funds sold and overnight deposits          5,400,000     5,400,000               -             -

     LIABILITIES:
       Transaction accounts                              31,986,000    31,986,000      25,716,000    25,716,000
       Passbook savings accounts                         25,619,000    25,619,000      25,669,000    25,669,000
       Certificates of deposit                          103,765,000   102,809,000     104,850,000   105,703,000
       Advances from Federal Home Loan Bank              28,600,000    28,158,000       1,900,000     1,964,000

     Cash and cash equivalents, bankers acceptances, mortgage servicing rights and passbook savings are shown at their face value.

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

     The fair value estimates presented herein are based on pertinent information available to management as of September 30, 1999. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

17.  PROSPECTIVE IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The Statement establishes accounting and reporting standards for derivative instruments including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and hedging activities. The Statement requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Statement is effective for the Company's financial statements for the fiscal year ending September 30, 2001 in accordance with SFAS No. 137 which delayed the effective date of SFAS No. 133 by one year. The adoption of this Statement is not expected to have a material impact on the Company's consolidated financial statements.

18.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     The results of operations by quarter for 1999 and 1998 were as follows:


                                                    First             Second             Third             Fourth
          September 30, 1999                       Quarter            Quarter            Quarter           Quarter
          Interest income                        $3,624,744         $3,695,783         $3,855,765         $4,081,245
          Interest expense                        1,856,542          1,701,219          1,759,584          2,005,514

          Net interest income                     1,768,202          1,994,564          2,096,181          2,075,731
          Provision for loan losses                  39,582             43,832             60,739            120,783

          Net interest income after
            loan loss provision                   1,728,620          1,950,732          2,035,442          1,954,948
          Non interest income                       502,634            517,190            533,086            763,313
          Non interest expense                    1,453,534          1,622,594          1,630,029          1,895,416

          Income before taxes                       777,720            845,328            938,499            822,845
          Income taxes                              288,837            315,254            363,607            283,963

          Net income                                488,883            530,074            574,892            538,882

          Earnings per share - basic                  N/M                 0.14               0.15               0.15
          Earnings per share - diluted                N/M                 0.14               0.15               0.15

          Weighted average shares
            outstanding - basic                       N/M            3,736,665          3,743,244          3,631,283
          Weighted average shares
            outstanding - diluted                     N/M            3,757,902          3,759,960          3,651,035

          September 30, 1998

          Interest income                        $3,430,874         $3,362,169         $3,374,342         $3,434,655
          Interest expense                        1,781,174          1,764,803          1,785,816          1,809,911

          Net interest income                     1,649,700          1,597,366          1,588,526          1,624,744
          Provision for loan losses                  79,897            (10,374)            63,538             76,216

          Net interest income after
            loan loss provision                   1,569,803          1,607,740          1,524,988          1,548,528
          Non interest income                       292,041            442,143            497,686            615,242
          Non interest expense                    1,132,971          1,268,268          1,228,114          1,634,195

          Income before taxes                       728,872            781,615            794,559            529,575
          Income taxes                              255,509            278,425            295,817            160,076

          Net income                                473,363            503,190            498,742            369,499

          Earnings per share - basic                  N/M                N/M                N/M                N/M
          Earnings per share - diluted                N/M                N/M                N/M                N/M

19.  CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS.

     The following table presents the condensed balance sheet of the Company at September 30, 1999 and the condensed statement of income and cash flows for the period from December 2, 1998 (date of inception) through September 30, 1999:

     Condensed Balance Sheet
     ASSETS:
        Cash and cash equivalents                                                              $ 5,603,971
        Investment in Bank                                                                      39,379,328
        Investment and mortgage-backed securities                                                4,880,556
        Other assets                                                                                40,988
                                                                                               -----------

           Total assets                                                                        $49,904,843
                                                                                               ===========

     STOCKHOLDERS' EQUITY                                                                      $49,904,843
                                                                                               ===========


     Condensed Statement of Income

     INTEREST INCOME                                                                           $   491,416

     NONINTEREST EXPENSE                                                                           145,901
                                                                                               -----------

           Income before income taxes and equity in earnings of Bank                               345,515

     PROVISION FOR INCOME TAXES                                                                    129,431
                                                                                               -----------

           Net income before equity in earnings of Bank                                            216,084

     EQUITY IN EARNINGS OF BANK                                                                  1,916,648
                                                                                               -----------

     NET INCOME                                                                                $ 2,132,732
                                                                                               ===========

     Condensed Statement of Cash Flows
     CASH FLOWS FROM OPERATING ACTIVITIES:
       Net income                                                                $  2,132,732
       Adjustments to reconcile net income to net cash provided by operating activities:
         Equity in earnings of Bank                                                (1,916,648)
         Net change in other assets and liabilities                                   (40,988)
         Premium discount amortization                                                (54,995)
                                                                                 ------------

            Net cash provided by operating activities                                 120,101
                                                                                 ------------

     CASH FLOWS FROM INVESTING ACTIVITIES:
       Investment in Bank                                                         (12,615,231)
       Purchase of investments                                                     (4,899,769)
       Principal payments on mortgage-backed securities                                48,347
                                                                                 ------------

            Net cash used in investing activities                                 (17,466,653)
                                                                                 ------------

     CASH FLOWS FROM FINANCING ACTIVITIES:
       Purchase of treasury stock                                                  (2,322,004)
       Issuance of common stock                                                    26,602,287
       Dividends paid                                                              (1,329,760)
                                                                                 ------------

            Net cash provided by financing activities                              22,950,523
                                                                                 ------------

     NET INCREASE IN AND ENDING BALANCE OF CASH
      AND CASH EQUIVALENTS                                                       $  5,603,971
                                                                                 ============

                                  * * * * * *

                           Common Stock Information

The common stock of the Company trades on the Nasdaq National Market under the symbol "PULB". Prior to December 2, 1998, the common stock of the Bank traded on the Nasdaq Small Cap Market under the symbol "PULB" and accordingly, the 1998 information is under the capital structure prior to the Conversion and Reorganization and the 1999 information is for the capital structure after the Conversion and Reorganization only. There are approximately 1,072 stockholders of record of the Company, including brokers or other nominees.

The following table sets forth market price and dividend information for the Company's common stock for fiscal year 1999 and the Bank's common stock for fiscal year 1998.

     Fiscal 1999               High            Low             Dividend

First Quarter                 $ 10.84        $  9.38         $.09/per share

Second Quarter                $ 10.00        $  9.25         $.09/per share

Third Quarter                 $ 11.25        $  9.00         $.09/per share

Fourth Quarter                $11.875        $10.375         $.09/per share


     Fiscal 1998               High            Low             Dividend

First Quarter                 $ 33.00        $ 27.00         $.275/per share

Second Quarter                $ 51.00        $ 31.00         $.275/per share

Third Quarter                 $ 48.00        $ 37.00         $.275/per share

Fourth Quarter                $ 39.00        $ 21.00         $.275/per share

The ability of the Company to pay dividends depends primarily on the Bank's ability to pay dividends. For a discussion of the restrictions on the Bank's ability to pay dividends, see Note 12 in Notes to Consolidated Financial Statements.

                            Directors and Officers

Directors                                                Officers
William A. Donius                                        William A. Donius
Chairman, President and Chief Executive Officer          Chairman, President and Chief Executive Officer

Michael J. Donius                                        Michael J. Donius
Executive Vice President, Chief Operating Officer        Executive Vice President, Chief Operating Officer and
and Secretary                                             Secretary

Thomas F. Hack                                           Thomas F. Hack
Chief Financial Officer and Treasurer                    Chief Financial Officer and Treasurer

E. Douglas Britt                                         Daniel N. Dean
Retired Thrift Executive                                 Chief Lending Officer

Garland A. Dorn                                          Beverly M. Kelley
President and Chief Executive Officer of Diagnostic      Senior Vice President
 Rehabilitation Systems, Inc.

Robert A. Ebel                                           Christopher K. Reichert
President and Chief Executive Officer of Universal       Senior Vice President
 Printing Co.

Dr. Edward J. Howenstein                                 Michael G. Flaton
Retired Dentist                                          Vice President

Emeritus Director                                        Leslie A. Goldberg
                                                         Vice President

Walter A. Donius

                             Corporate Information



Corporate Headquarters

  12300 Olive Boulevard
  St. Louis, Missouri

Independent Auditors

  Deloitte & Touche LLP
  St. Louis, Missouri

General Counsel

  Kappel, Neill and Wolff LLC
  St. Louis, Missouri

Special Securities Counsel

  Muldoon, Murphy & Faucette LLP
  Washington, D.C.


                                Annual Meeting

The annual meeting of the stockholders will be held Friday, January 21, 2000 at 2:00 p.m., Central Time, at The Saint Louis Art Museum (rear entrance), 1 Fine Arts Boulevard, Forest Park, St. Louis, Missouri.