Form 10-K, Exhibit 13
period 2000-09-30
PULASKI FINANCIAL CORP
filed 2000-12-29
CIK 1062438

                            ------------------------------------------
                            Pulaski Financial Corp.
                            2000 Annual Report

Table of Contents
--------------------------------------------------------------------------------

                                                                                           Page
Business of the Company                                                                      1
Selected Consolidated Financial Information                                                2-3
Management's Discussion and Analysis of Financial Condition and Results of Operations     4-20
Independent Auditors' Report                                                                21
Consolidated Financial Statements                                                        22-27
Notes to Consolidated Financial Statements                                               28-52
Common Stock Information                                                                    53
Directors and Officers                                                                      54
Corporate Information                                                                       55
Annual Meeting                                                                              55

                            Business of the Company

Pulaski Financial Corp. (the "Company") is the holding company for Pulaski Bank (the "Bank"). Accordingly, the information set forth in this report, including the consolidated financial statements and related financial data, relates primarily to the Bank.

The Bank is a community oriented retail banking financial institution that provides traditional consumer-oriented banking services within the Missouri counties of St. Louis, St. Charles, Franklin and Jefferson counties and the City of St. Louis. The Bank is engaged primarily in the business of attracting deposits from the general public and using these and other funds to originate one- to four-family residential mortgage loans and home equity loans, within the Bank's lending market area. Additionally, the Bank has, from time to time, originated consumer loans, although it is not actively originating such loans at this time. The Bank is an approved lender/servicer for the Federal Housing Administration ("FHA") and the Veterans Administration ("VA"), as well as for the Missouri Housing Development Commission (a government agency established to provide home buying opportunities for lower income first time home buyers) ("MHDC"). The Bank is also an approved seller/servicer for the Government National Mortgage Association ("Ginnie Mae").

The Bank is regulated by the Office of Thrift Supervision ("OTS"), its primary federal regulator, and the Federal Deposit Insurance Corporation ("FDIC"), the insurer of its deposits. The Bank's deposits are federally insured by the FDIC under the Savings Association Insurance Fund ("SAIF"). The Bank is a member of the Federal Home Loan Bank ("FHLB") System, America's Community Bankers (ACB) and the Mortgage Bankers Association of St. Louis (MBA).

Selected Consolidated  Financial Information

The following tables set forth certain information concerning the consolidated financial position, consolidated data from operations and performance ratios for the Company at the dates and for the years indicated.

                                                                                   At September 30,
                                                         -----------------------------------------------------------------------
                                                                 2000          1999         1998        1997           1996
                                                                                        (In thousands)
FINANCIAL CONDITION DATA
Total assets                                                 $  283,120       $ 243,974    $ 193,208    $ 179,419     $ 178,812
Loans receivable, net                                           209,919         181,533      141,769      130,359       134,044
Loans receivable held for sale                                   14,374           8,159       13,442       14,384         7,210
Securities                                                       19,128          13,244       21,158       16,068        15,012
Capital stock of Federal Home Loan Bank                           3,580           1,501        1,423        1,638         1,638
Mortgage-backed and related securities                           22,604          25,353        6,900        6,362         7,424
Cash and cash equivalents                                         7,562           8,887        3,047        6,248         9,022
Deposits                                                        168,413         161,371      156,235      148,672       147,824
Advances from Federal Home Loan Bank                             66,100          28,600        1,900        2,200         3,000
Stockholders' equity (1)                                         31,200          49,905       25,213       23,858        22,504


                                                                              Years Ended September 30,
                                                         -----------------------------------------------------------------------
                                                                 2000           1999         1998         1997           1996
                                                                                  (In thousands)
OPERATING DATA
Interest income                                              $   18,310       $ 15,258     $ 13,602     $ 13,383      $  13,329
Interest expense                                                  9,503          7,323        7,142        6,985          7,071
                                                             ----------       --------     --------     --------       --------
Net interest income                                               8,807          7,935        6,460        6,398          6,258
Provision for loan losses                                           499            265          209          169             65
                                                             ----------       --------     --------     --------       --------
Net interest income after provision for loan losses               8,308          7,670        6,251        6,229          6,193
Non-interest income                                               3,162          2,275        1,691        1,016            696
SAIF premium assessment                                               -              -            -            -          1,010
Compensation expense-special dividend                             1,372              -            -            -              -
Non-interest expense                                              7,812          6,560        5,107        4,298          4,626
                                                             ----------       --------     --------     --------       --------
Income before income taxes                                        2,286          3,385        2,835        2,947          1,253
Income taxes                                                      1,160          1,252          990        1,024            370
                                                             ----------       --------     --------     --------       --------
Net income                                                   $    1,126       $  2,133     $  1,845     $  1,923      $     883
                                                             ==========       ========     ========     ========       ========
Net income per common share - Basic (2)                      $     0.34            N/M          N/M          N/M            N/M
                                                             ==========       ========     ========     ========       ========
Net income per common share - Diluted (2)                    $     0.34            N/M          N/M          N/M            N/M
                                                             ==========       ========     ========     ========       ========

(1) Reflects $11.5 million related to the cash distribution of $4.00 per share paid on September 1, 2000.
(2) Not meaningful due to the reorganization from the mutual holding company
    format, which took place on December 2, 1998.                (Continued)

                                                                                               At September 30,
                                                                          -------------------------------------------------------
OTHER DATA                                                                  2000        1999        1998        1997        1996
Number of:
  Real estate loans outstanding                                             2,804      2,623        2,729      2,921       3,031
  Consumer loans (includes Home Equity)                                     2,997      2,984        1,251        434         246
  Deposit accounts                                                         23,174     21,297       18,581     16,047      16,316
  Full service offices                                                          5          4            5          5           5

                                                                                   At or For the Years Ended September 30,
                                                                          -------------------------------------------------------
KEY OPERATING RATIOS                                                        2000        1999        1998        1997        1996
Return on average assets (net income divided by average assets)              0.44%      0.96%       1.00%        1.08%        0.49%

Return on average equity (net income divided by average equity)              2.81%      4.52%       7.49%        8.28%        3.90%

Average equity to average assets                                            15.59%     21.23%      13.35%       12.98%       12.60%

Interest rate spread (difference between average yield on interest-
   earning assets and average cost of interest-bearing liabilities)          2.79%      2.76%       3.02%        3.08%        2.97%

Net interest margin (net interest income as a percentage of
   average interest-earning assets)                                          3.57%      3.70%       3.63%        3.69%        3.54%

Dividend payout ratio (1)                                                   98.53%       N/M         N/M          N/M          N/M

Non-interest expense to average assets (2)                                   3.58%      2.97%       2.77%        2.40%        3.16%

Average interest-earning assets to average interest-bearing liabilities    120.31%    127.51%     115.14%      115.17%      113.90%

Allowance for loan losses to total loans at end of period                    0.61%      0.52%       0.49%        0.42%        0.34%

Allowance for loan losses to nonperforming loans                            70.89%     69.88%      64.88%       49.04%       67.93%

Net charge-offs to average outstanding loans during the period               0.06%      0.02%       0.04%        0.02%       0.003%

Nonperforming assets to total assets                                         0.69%      0.67%       0.67%        0.70%        0.47%

     (1) For the year ended September 30, 2000, ratio includes special cash distribution of $4.00 per share paid on September 1, 2000. Ratio is not considered meaningful for the years ended September 30, 1999, 1998, 1997 and 1996 due to the reorganization from the mutual holding company form of organization, which took place on December 2, 1998.

     (2) Non-interest expense to average assets ratio, if adjusted for one-time $1.4 million special compensation expense would be 3.04% in 2000.

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

Certain statements throughout Management's Discussion and Analysis of Financial Condition and Results of Operations are "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and involve known and unknown risk, uncertainties and other factors that may cause the Company's actual results, performance or achievements to be materially different from the results, performance or achievements expressed or implied by the forward looking statements. Factors that impact such forward looking statements include, among others, changes in general economic conditions, changes in interest rates and competition.

Operating Strategy

The Company operates as a progressive, community-oriented unitary thrift holding company. Its business consists primarily in the operation of its wholly owned subsidiary - Pulaski Bank. The Bank operates with a retail focus in traditional lines of business by attracting deposits from the general public to finance primarily one-to-four family residential mortgage loans, home equity and consumer loans originated by the Bank. Since the Bank became a publicly held company in 1994, management has implemented strategies designed to enhance the earnings of the Bank while maintaining its traditional safety and soundness position. In addition, the Bank strives to provide superior service to its customers. Management plans to preserve the long-standing hallmarks of quality customer service.

The current strategy is to lower funding costs, increase fee income, improve operational efficiencies and add higher yielding assets to the balance sheet with the goal of growing earnings. The Bank implemented a "High Performance Checking Account" program in early 1998. The Bank chose the same program that many banks nationwide chose to successfully expand the number of checking account households. The goals of the multi-faceted marketing campaign are to:
(1) increase both the number and percentage of transaction accounts to total deposits, thereby decreasing the Bank's cost of funds, (2) increase fee income through insufficient funds charges, service charges and miscellaneous fees levied on checking accounts and (3) add new customer relationships to the Bank, providing a larger customer base for additional product sales.

The Bank has also taken steps to enhance fee income by structuring its mortgage lending department to function as both a portfolio lender to meet both its asset growth and interest income targets, and as a mortgage broker to benefit from the fee income produced by selling loans into the secondary market. Management plans to continue to grow its mortgage lending business. In early 1999, the Bank began to offer a home equity line product that is designed to be offered in conjunction with the first mortgage loan at the point of sale. The Bank is attempting to leverage off of the relatively large number of first mortgages it is originating by offering a second, relationship-oriented product in tandem with the first mortgage origination. The home equity product is tied to the prime rate allowing for a higher earning portfolio asset and better interest rate risk management.

The Bank has taken steps to increase net interest income by implementing a plan designed to lower funding costs on deposits. The pricing strategy reduces costs from renewing certificates of deposits and makes use of a pricing model that allows the Bank to evaluate all pricing decisions for depository products on a return on equity basis. The Bank's strategy includes the use of an MCIF (master customer information file) and a "President's Circle" program to carefully evaluate customer activities with the objective of both optimizing customer relationships and minimizing customer withdrawals. The Bank has recently initiated an advertising campaign to attract retail deposits into money market accounts. Since loan demand far exceeds our current ability to generate an equal amount of retail deposits, the Bank has deployed state of the art pricing models for both deposit and lending pricing. The models assist management in originating higher loan volumes while meeting targeted returns on equity.

The Bank has upgraded its retail delivery infrastructure to make it is easier for customers to do business with the Bank as well as attract new customers to the Bank. These steps include the addition of a new branch office in a more dynamic growth area in St. Charles County, Missouri, and the expansion of parking and drive-up facilities at its largest branch in the revitalized South City section of St. Louis. The Bank has deployed a branch staffing utilization model to provide for more efficient staffing decisions in the branch offices. The model integrates historical retail bank transaction levels with industry specific time and motion studies to predict desired staffing levels in each of the branches, for each day of the week.

Financial Condition

Total assets at September 30, 2000 were $283.1 million, an increase of $39.1 million, or 16%, from $244.0 million at September 30, 1999. The increase in total assets was primarily attributable to increases in loans receivable, loans held for sale, and investment securities, offset by decreases in mortgage-backed and related securities, cash and cash equivalents.

Loans receivable (excluding loans held for sale) increased $28.4 million, or 16%, from $181.5 at September 30, 1999 to $209.9 million at September 30, 2000. Consistent with the Bank's asset growth strategies, the increase was largely due to a greater volume of non-conforming (to secondary market guidelines) loans originated for portfolio, as well as an increased volume of home equity loans. The balance of home equity loans increased 188% from $5.0 million at September 30, 1999 to $14.4 million at September 30, 2000. During the past year, consumer loans (primarily indirect auto loans) have declined from $33.1 million as of September 30, 1999 to $23.3 million as of September 30, 2000, as the Bank is not actively originating such loans at this time. Management of the Bank has made origination of home equity loans a high-priority strategic initiative. Home equity loans provide greater yields and carry lower interest rate risk as they adjust monthly based on the prime rate after an initial fixed rate period of six months.

Loans held for sale increased from $8.2 million at September 30, 1999 to $14.4 million at September 30, 2000. The increased balance was a reflection of the higher volume of loans originations compared to the prior year. These balances represent loans closed in the name of the Bank, but are committed in advance of closing to be sold to investors. Since these loans are pre-sold at a pre-determined price, the Bank is not subject to changes in the future value to be received upon delivery of these loans to investors, as a result of changes in interest rates. The Bank generally receives proceeds from the sale of these loans to investors within 90 days of loan closing.

Investment in securities increased $5.9 million, from $13.2 million at September 30, 1999 to $19.1 million at September 30, 2000. Investments in securities include $1,032,000 in equities of other financial institutions. At September 30, 2000 the fair market value of these equities was $1,024,000. Investments were made in securities with maturities in October 2000, to enable, in part, repayment of a $12.5 million loan obtained to facilitate the September 1, 2000 payment of the special $4.00 per share return of capital.

Cash and cash equivalents decreased slightly, from $8.9 million at September 30, 1999 to $7.6 million at September 30, 2000, due primarily to the funding of loans. Balances are maintained in demand deposits and overnight investments to meet the needs for loan funding, stock repurchases, withdrawals from deposits, and general operating needs. Cash and cash equivalents were used to purchase securities, which were used to repay in full the third-party loan secured to fund the return of capital.

Mortgage-backed and related securities decreased $2.8 million, from $25.4 million at September 30, 1999 to $22.6 million at September 30, 2000. The decrease was due to regular amortization and prepayments.

Total liabilities at September 30, 2000 were $251.9 million, an increase of $57.8 million, or 30% from the $194.1 million at September 30, 1999. The increase in total liabilities was primarily attributable to the increase in borrowings from the Federal Home Loan Bank. Borrowings from the FHLB increased from $28.6 million at September 30, 1999 to $66.1 million at September 30, 2000 and were used primarily to fund loan originations. Other borrowings consisted of $12.5 million at September 30, 2000 when the Company secured short-term financing to fund payment of the $4.00 per share return of capital, paid to shareholders on September 1, 2000. The Company repaid the short-term borrowing in October 2000.

Deposits increased $7.0 million, or 4% from $161.4 million at September 30, 1999 to $168.4 million at September 30, 2000. Most of the growth in deposits was attributable to certificates of deposit and transaction accounts, which grew $5.4 million and $3.6 million, respectively. These gains in deposits were offset by net withdrawals of $2.0 million in passbook accounts. The number of checking and money market accounts increased 32% or 2,500 over September 30, 1999. The Company also believes that it has benefited from the mergers and consolidations in the St. Louis market. Customers have left larger banks to come to smaller, more personal, service-oriented financial institutions. The net withdrawals from passbook accounts are the result of account closures caused by an aging customer base and transfers made by customers from this lower-yielding investment into higher-rate products.

Total stockholders' equity at September 30, 2000 was $31.2 million, a decrease of $18.7 million from $49.9 million at September 30, 1999. The decrease was due primarily to a net payment of $11.5 million $4.00 per share return of capital to shareholders. In addition to the return of capital, the Company also paid out regular quarterly dividends of $1.1 million. During the year, the Company continued repurchasing its stock, and a total of $8.7 million of stock was repurchased in fiscal 2000. In the fiscal year ended September 30, 2000, 756,410 shares were repurchased at an average price of $11.50. A total of 712,410 of these shares were purchased prior to the September 1, 2000 payment date of the $4.00 per share return of capital.


Non-Performing Assets and Delinquencies

Loans accounted for on a non-accrual basis amounted to $413,000 at September 30, 2000 as compared to $258,000 at September 30, 1999. The non-accrual loans consist primarily of single-family residential loans.

Accruing loans that were contractually past due 90 days or more at September 30, 2000 amounted to $1.5 million of which $444,000 or 29.6% were FHA/VA government-insured loans. The allowance for loan loss was $1.4 million at September 30, 2000, or .61% of total loans compared to $986,000 or .52% in 1999. Real estate acquired in settlement of loans, net of allowance for losses, decreased from $228,000 at September 30, 1999 to $28,000 at September 30, 2000, and consisted of a one-to four-family residence.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED SEPTEMBER 30, 2000 AND 1999:

General

Net income for the year ended September 30, 2000 was $1.1 million compared to $2.1 million for the year ended September 30, 1999. The decrease of $1.0 million was attributable to higher compensation expense due to one-time compensation expense of $1.4 million associated with the Company's $4.00 per share special dividend, higher occupancy expense and loan loss provision, offset by higher net interest income and higher non-interest income. The non-deductibility for income tax purposes, of $906,000 of the non-recurring compensation expense also resulted in an abnormally high effective tax rate for the year.


Interest Income

Interest income increased $3.0 million, from $15.3 million for fiscal 1999 to $18.3 million for fiscal 2000. The increase resulted primarily from an increase in interest on loans of $2.7 million and on mortgage-backed and related securities of $796,000, offset by a decrease in interest on investment securities of $218,000 and a decrease in interest income from investment in overnight funds of $184,000.

The increase in interest income on loans resulted from an increase in the average balance of loans outstanding from $172.0 million for the twelve months ended September 30, 1999 to $203.8 million for the September 30, 2000 fiscal year, and an increase in the average yield on these loans from 7.44% in 1999 to 7.59% for 2000. The average balance increased as a result of increased portfolio lending for both one-to-four family residential mortgages and home equity loans. Outstanding balances of home equity loans, grew from $5.0 million at September 30, 1999 to $14.4 million at September 30, 2000. The increased average interest rate was a reflection of the higher rates associated with home equity loans and the risk-based pricing methodology on first mortgage loans.

Interest income on mortgage-backed and related securities increased as a result of the increase in the average balance from $12.7 million in 1999 to $24.0 million in 2000. The average balance for 2000 reflected twelve months of activity on $20.0 million of mortgage-backed securities purchased in the June 1999 quarter. The decline in weighted average rate from 7.26% in 1999 to 7.17% for 2000, was a result of the lower rates in effect on those securities purchased, and amortization and prepayments received on higher-rate mortgage-backed securities.

The decrease in interest income in securities resulted primarily from a decrease in the average balance from $17.5 million in 1999 to $12.1 million in 2000, but was offset by an increase in the average yield from 5.46% for the year ended September 30, 1999 to 6.11% for the year ended September 30, 2000. The reduced average balance resulted from utilization of maturing securities for loan funding. The average yield increased from investment in longer-term higher-rate instruments during the course of the year.

Interest income from investments in overnight funds decreased $184,000 as a result of lower average balances offset by higher average rates. The average balance for the year ended September 30, 1999 was $12.1 million, and the average balance for the year ended September 30, 2000 was $6.4 million. The average yield increased from 4.75% to 6.17% over the same period. The decline in average balance is the result of re-investment of overnight funds into higher earning assets, primarily loans, and the funding of stock repurchases. The increase in average yield was the result of higher short-term rates that resulted in response to monetary policy changes of the federal government made during the twelve month period ended September 30, 2000.

Interest Expense

Interest expense increased $2.2 million, from $7.3 million in fiscal 1999 to $9.5 million for fiscal 2000. The increase was due primarily to higher interest expense on borrowings from the Federal Home Loan Bank, offset by decreased interest on deposits.

The average balance of borrowings from the FHLB increased from $10.6 million for the year ended September 30, 1999 to $46.2 million for the year ended September 30, 2000. The increase in the average balance was attributable primarily to increased funding of mortgage loans originations. The weighted average cost of borrowings increased in fiscal 1999 from 5.86% to 6.42% in fiscal 2000, and reflects the rise in short-term rates during the twelve-month period combined with higher rates paid for longer-term borrowings. The longer-term borrowings were used to fund mortgages that will not reprice for periods of 36 to 60 months.

The average balance of interest-bearing deposits increased from $157.5 million for the 1999 fiscal year to $158.6 million for the 2000 fiscal year. Deposit gains were in checking accounts and certificates of deposit accounts. The checking account growth was the result of the continuation of the "High Performance Checking Account" program. The Bank also believes that it has benefited from an influx of new depositors as a result of the consolidation of financial institutions in the St. Louis market. The weighted average cost decreased from 4.26% to 4.12% over the same period. Management has adopted a pricing strategy to reduce the overall cost of funds, and began implementing the strategy in the quarter ended March 31, 1999. In addition, the growth of lower cost checking accounts contributed to the lower cost of funds rate.


Provision for Loan Losses

The provision for loan losses increased $234,000, from $265,000 for fiscal 1999 to $499,000 for fiscal 2000. Management deemed it necessary to increase the provision for loan losses after considering the increase in non-performing loans, charge-offs experienced in the consumer loan portfolio and the increase in non-conforming mortgage loans, including loans originated up to 100% of the purchase price. Charge-offs on consumer loans were approximately $122,000 in fiscal 2000. The Bank, after meeting its investment goals, discontinued investment in indirect auto loan lending in June of 1999, and focused lending efforts on mortgage loans, including home equity loans.

The provision for loan losses is determined by management as the amount to bring the allowance to a level that is considered adequate to absorb losses inherent in the loan portfolio. Because management believes it adheres to specific loan underwriting guidelines focusing on mortgage loans secured by one-to four-family residences, the Bank's historical mortgage loan loss experience has been low. No assurances, however, can be given as to future loan loss levels. Consumer loans are generally considered to carry a greater inherent risk of loss than residential mortgage loans. Accordingly, the Bank may experience higher delinquency or loss levels in future periods.


Non-Interest Income

Non-interest income increased $887,000, or 39%, from $2.3 million for the year ended September 30, 1999 to $3.2 million for the year ended September 30, 2000. The increase in other income was primarily the result of increased mortgage revenues of $505,000, increased retail banking fees of $420,000 and increased insurance commissions of $80,000, offset by a decrease in other income of $119,000.

Mortgage revenues increased 47%, from $1.1 million in fiscal 1999 to $1.6 million in fiscal 2000. These revenues were generated primarily from gains on the sale of loans to investors on a servicing released basis. The volume of loans sold for the twelve months ended September 30, 2000 totaled $148.1 million, an 18% increase from the $125.9 volume in fiscal 1999. The higher volume of loans sold was the result of addition of 11 commissioned loan officers and additional lending staff this year.

Retail banking fees increased 81%, from $516,000 to $936,000. The growth in revenue was attributed to the increase in checking accounts, which grew from 7,800 accounts at September 30, 1999 to 10,278 at September 30, 2000, or a 32% gain. Insurance commissions earned by the Bank's subsidiary, Pulaski Service Corporation, increased 28%, from $283,000 for the year ended September 30, 1999, to $363,000 for the year ended September 30, 2000. The higher amount of commission was due primarily to an increase in the sale of annuities.

Other income declined from $398,000 for the September 1999 year, to $279,000 for the year ended September 30, 2000. In fiscal 1999, the Bank decided to sell servicing rights on a loan portfolio of $29.8 million and to also sell the property and casualty insurance operations of the Bank's subsidiary, Pulaski Service Corporation. The effect of these two sales accounted for $294,000 of other non-interest income in fiscal 1999.


Non-Interest Expense

Non-interest expense increased from $6.6 million to $9.2 million for the year ended September 30, 2000. The increase was primarily attributable to increased compensation expense of $2.2 million and higher occupancy and equipment expense of $365,000.

Compensation expense was $5.5 million in the year ended September 30, 2000, contrasted against fiscal 1999 expense of $3.2 million. In fiscal 2000, the Bank, as a result of the payment of a $4.00 per share return of capital, recorded $1.4 million of compensation expense resulting from the accelerated releasing of shares of stock for benefit of the employee stock ownership plan and dividends paid on unvested shares of restricted stock awards. These expenses are expected to be non-recurring and are further expected to result in reduced compensation expense in future periods. The additional compensation expense increases of approximately $900,000, were due to additional staffing for mortgage lending, incentive payments, higher health insurance costs, increased commissions on annuities and increased costs associated with awards of restricted stock. The base salaries of senior management were frozen for calendar 1998, 1999, and 2000.

Occupancy and equipment expense increased from $1.4 million for the twelve months ended September 30, 1999 to $1.8 million for the year ended September 30, 2000. Capital improvements of approximately $1.0 million have been made in fiscal 2000 to existing offices and to the new branch location in St. Charles, resulting in higher depreciation costs. Increased rent and real estate taxes also contributed to the increased expense.


Income Taxes

The provision for income taxes decreased from $1.3 million for the year ended September 30, 1999 to $1.2 million for the year ended September 30, 2000. Approximately $906,000 of the $1.4 million special compensation expense recorded as a result of the special $4.00 per share return of capital dividend was determined to be non-deductible for income tax purposes. The effect of this non-deductibility was an abnormally high effective tax rate for the year.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED SEPTEMBER 30, 1999 AND 1998:


General

Net income for the year ended September 30, 1999 was $2.1 million compared to $1.8 million for the year ended September 30, 1998. The increase of $288,000 was attributable to higher interest income, higher non-interest income, offset by higher non-interest expense. Interest income increased as a result of investment of net proceeds from the reorganization to a full stock company. Non-interest income increased as a result of higher retail banking fees, and mortgage banking revenues. Non-interest expenses increased due to higher compensation, occupancy and equipment expenses, professional services, advertising, and other operating expenses.


Interest Income

Interest income increased $1.7 million, from $13.6 million for fiscal 1998 to $15.3 for fiscal 1999. The increase resulted primarily from an increase in interest on loans of $1.3 million, as well as an increase of $414,000 in interest on mortgage-backed and related securities, offset by a decrease in interest on overnight funds of $115,000.

The increase in interest income on consumer loans resulted primarily from an increase in the average balance of consumer loans outstanding from $7.9 million for the twelve months ended September 30, 1998 to $27.2 million for the September 30, 1999 fiscal year, offset by a decrease in the average yield on these loans from 8.39% in 1998 to 7.34% for 1999. The lower average yield on consumer loans was the result, primarily of a lower yield curve in early 1999 combined with competitive, aggressive pricing by the Bank to grow the consumer loan portfolio.

Interest income on mortgage loans decreased $45,000 for the year ended September 30, 1999. The average balance of mortgage loans increased from $135.8 million for fiscal 1998 to $144.8 million for fiscal 1999, but was offset by a decrease in the average yield from 7.99% to 7.46%. The lower average yield on mortgage loans was the result of mortgage loan refinancing payoffs, prepayments of higher-rate loans, lower rate repricings on adjustable rate loans, and the origination of lower-rate loans.

Interest income on mortgage-backed securities increased as a result of the $20 million investment made during the June 30, 1999 quarter. The average balance of mortgage-backed securities increased from $6.2 million for the year ended September 30, 1998 to $12.7 million for the year ended September 30, 1999. The average yield declined from 8.17% in fiscal 1998 to 7.26% in fiscal 1999, and reflects amortization and prepayment of older higher-rate securities, and the addition of the $20 million in new securities at current, but lower rates.

The increase in interest income on securities, of $72,000, resulted primarily from an increase in the average balance from $15.2 million in 1998 to $17.5 million in 1999, but was offset by a decrease in the average yield from 5.79% for the year ended September 30, 1998 to 5.46% for the year ended September 30, 1999. The reduced yield reflects the lower rate environment at the time of purchase.

Interest income from investments in overnight funds decreased $115,000 as a result of lower average rates and lower average balance. The average yield declined from 5.47% to 4.75% over the same period. The reduced average yield was the result of lower short-term rates in effect in the earlier months of the fiscal year. The average balance for the September 30, 1998 year was $12.6 million, and the average balance for the year ended September 30, 1999 was $12.1 million. The decline in average balance was the result of re-investment of overnight funds into higher earning assets, primarily loans.

Interest Expense

Interest expense increased $181,000, from $7.1 million in fiscal 1998 to $7.3 million for fiscal 1999. The increase was due primarily to higher interest expense on borrowings from the FHLB, offset by decreased interest on deposits.

The increase in average balance was attributable to the use of advances to fund purchase of mortgage-backed and related securities, and to fund loan originations. The average rate decreased from 6.34% to 5.86% over the twelve-month period ended September 30, 1999. The average balance of deposits increased from $152.4 million for the 1998 fiscal year to $157.5 million for the 1999 fiscal year. Deposit gains were in checking accounts and money-market accounts as the result of the continuation of the "High Performance Checking Account" program. The Bank also believes that it has benefited from an influx of new depositors as a result of the consolidation of financial institutions in the St. Louis market. The weighted average cost decreased from 4.60% to 4.26% over the same period. Management has adopted a pricing strategy to reduce the overall cost of funds, and began implementing the strategy in the March 31, 1999 quarter. The average balance of FHLB advances increased from $2.0 million for the year ended September 30, 1998 to $10.6 million for the year ended September 30, 1999.


Provision for Loan Losses

The provision for loan losses increased $56,000, from $209,000 in fiscal 1998 to $265,000 in fiscal 1999. Management deemed it necessary to increase the provision for loan losses after considering the increase in the higher risk consumer loan portfolio. The provision for loan losses is determined by management as the amount to be added to the allowance for loan losses after net charge-offs have been deducted to bring the allowance to a level which is considered adequate to absorb losses inherent in the loan portfolio. Because management believes it adheres to specific loan underwriting guidelines focused on mortgage loans secured by one-to-four-family residences, the Bank's historical loan loss experience has been low. No assurances, however, can be given as to future loan loss levels. Consumer loans are generally considered to carry a greater inherent risk of loss than residential mortgage loans. Accordingly, the Bank may experience higher delinquency or loss levels in future periods as a result of the significant growth in the consumer loan portfolio.


Non-Interest Income

Non-interest income increased $622,000, or 37%, from $1.7 million for the year ended September 30, 1998 to $2.3 million for the year ended September 30, 1999. The increase was primarily the result of increased fee income from retail banking, which increased 196% from $174,000 in fiscal 1998 to $516,000 for the fiscal year ended September 30, 1999. This revenue growth was a result of the greater volume of checking accounts generated by the Bank's "High Performance Checking Account" program.

Mortgage revenues decreased $38,000 from $1,117,000 in 1998 to $1,079,000 in 1999. The volume of loan sales for fiscal 1999 was up approximately 9%, but the profit margin declined over the pricing available in fiscal 1998.

Insurance commissions earned by the Bank's subsidiary increased slightly from $255,000 for the year ended September 30, 1998, to $283,000 for the year ended September 30, 1999. During the fiscal year ended September 30, 1999, the Company elected to sell the book of business relating to sales of property and casualty insurance and concentrate on sales of annuities and long-term care insurance. The higher amount of commission was due primarily to higher annuity sales.

Non-interest income increased $253,000 primarily as a result of recording $294,000 of gains on the sale of the property and casualty insurance operations, and gains on the sale of mortgage servicing rights. The Bank decided to sell servicing rights on a portfolio of $29.8 million of Ginnie Mae loans. At September 30, 1999 the Bank's remaining servicing portfolio amounted to $864,000. The Bank made a strategic decision to exit these two business lines as the potential for growth was extremely limited.


Non-Interest  Expense

Non-interest expense increased from $5.1 million to $6.6 million. The increase was primarily due to increases in compensation expense of $396,000, increased other expense of $382,000, increased occupancy, equipment and data processing expense of $291,000, increased professional fees of $248,000 and increased marketing expenses of $136,000.

Compensation expense increased from $2.8 million for the year ended September 30, 1998 to $3.2 million for the year ended September 30, 1999. The increase was the result of additional staffing for mortgage and consumer lending, compensation increases, incentive payments as a result of implementation of a performance based compensation system, higher health insurance premiums, higher corporate liability insurance premiums and the additional expense associated with an employee stock ownership plan.

Occupancy, equipment and data processing expense increased from $1.1 million for the year ended September 30, 1998 to $1.4 million for the year ended September 30, 1999, primarily as a result of increased depreciation and operational expense associated with the purchase and installation of 5 ATMs.

Professional services increased from $241,000 for fiscal 1998 to $489,000 for fiscal 1999. The increase was the result of higher professional fees and use of consultants for improved business practices. The Bank expects to benefit from recommendations received regarding improved business practices in fiscal 2000.

Advertising expenses increased $135,000, from $300,000 for the year ended September 30, 1998 to $435,000 for the year ended September 30, 1999. The increase was due to increased use of cable television advertising in addition to direct mail promotion costs incurred as a result of the Bank's efforts to increase checking account deposits, and marketing costs related to the re-location of the North County Branch to Jamestown Mall in Florissant, Missouri.

Other miscellaneous expenses increased from $599,000 in fiscal 1998 to $981,000 in fiscal 1999. The increase was primarily due to increased postage, telephone and other expenses of $206,000, loan operational costs of $90,000, and franchise taxes of $82,000.


Income Taxes

The provision for income taxes increased $262,000 from $989,000 for the year ended September 30, 1998 to $1.3 million for the year ended September 30, 1999. The increase was primarily attributable to increased levels of taxable income. The effective tax rate increased from 34.9% to 37.0% resulting principally from an increase in state taxes.


Market Risk Analysis

Qualitative Aspects of Market Risk -- The Company's principal financial objective is to achieve long-term profitability while reducing its exposure to fluctuating market interest rates. The Company has sought to reduce the exposure of its earnings to changes in market interest rates by attempting to manage the mismatch between asset and liability maturities and interest rates. In order to reduce the exposure to interest rate fluctuations, the

Company has developed strategies to manage its liquidity, shorten its effective maturities of certain interest-earning assets and increase the interest rate sensitivity of its asset base. Management has sought to decrease the average maturity of its assets by emphasizing the origination of adjustable-rate residential mortgage loans ("ARM"), home equity loans and consumer loans. In addition, the majority of long-term, fixed-rate single-family residential mortgage loans are underwritten according to the guidelines of Fannie Mae and Freddie Mac and usually sold in the secondary market. The retention of ARM loans, which reprice at regular intervals (three to five years), helps to ensure that the yield on the Company's loan portfolio will be sufficient to offset increases in the Company's cost of funds. However, periodic and lifetime interest rate adjustment limits may prevent ARM loans from repricing to market interest rates during periods of rapidly rising interest rates. The Company does not use any hedging techniques to manage the exposure of its assets to fluctuating market interest rates. The Company relies on retail deposits and FHLB borrowings as its primary source of funds. Management believes retail deposits reduce the effects of interest rate fluctuations because they generally represent a more stable source of funds.

Quantitative Aspects of Market Risk - The Company does not maintain a trading account for any class of financial instruments nor does the Company engage in hedging activities or purchase high-risk derivative instruments. Furthermore, the Company is not subject to foreign currency exchange rate risk or commodity price risk.

The following table presents the Company's financial instruments that are sensitive to changes in interest rates, categorized by expected maturity, and the instruments' fair values at September 30, 2000. Expected maturities use certain assumptions based on historical experience and other data available to management.

                                         Weighted               One Year    After Three   After Five             Carrying
                                         Average   Within one      to       Year to Five   Years to     Beyond     Value      Fair
Interest Sensitive Assets                 Rate        Year     Three Years     Years      Ten Years    Ten Years   Total      Value
                                       ---------------------------------------------------------------------------------------------
                                                                             (Dollars in Thousands)
Loans receivable - net (1)                 8.07%    $ 58,849     $36,983      $59,748       $23,607     $30,732   $209,919  $207,666
Loans held for sale - net                  8.04%                   3,815                                 10,559     14,374    14,634
Mortgage related securities - HTM          8.57%         796                       12           313       2,013      3,134     3,237
Mortgage related securities - AFS          6.87%                                              1,031      18,439     19,470    19,470
Securities - HTM                           6.37%      12,134       1,500                                            13,634    13,615
Securities - AFS                           6.46%       1,746                    1,474         1,249                  4,469     4,469
Federal funds/overnight deposits           6.55%       3,800                                                         3,800     3,800
                                                    --------     -------      -------       -------     -------   --------  --------
  Total interest sensitive assets                   $ 77,325     $42,298      $61,234       $26,200     $61,743   $268,800  $266,891
                                                    ========     =======      =======       =======     =======   ========  ========
Interest Sensitive Liabilities

Checking accounts and money
 market (2)                                2.41%    $ 31,446     $     -      $     -       $     _     $     -   $ 31,446  $ 31,446
Savings accounts                           1.87%      23,649                                                        23,649    23,649
Certificate accounts                       5.50%      83,829      21,346        4,013                              109,188   108,166
Borrowings                                 6.60%      30,200      20,900       15,000                               66,100    65,813
Note payable                               9.00%      12,500                                                        12,500    12,500
                                                    --------     -------      -------       -------     -------   --------  --------
  Total interest sensitive liabilities              $181,624     $42,246      $19,013       $     -     $     -   $242,883  $241,574
                                                    ========     =======      =======       =======     =======   ========  ========
Off Balance Sheet Items

Commitments to extend credit               8.36%    $  5,708
Unused lines of credit - home equity                  10,136

(1) Excludes non-accrual loans of $413,000

(2) Excludes noninterest checking accounts of $4.1 million

The Company uses interest rate sensitivity analysis to measure its interest rate risk by computing changes in NPV (net portfolio value) of its cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. NPV represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 100 to 300 basis point increase or decrease in market interest rates with no effect given to any steps that management might take to counter the effect of that interest rate movement. Using data compiled by the OTS, the Company receives a report, which measures interest rate risk by modeling the change in NPV (net portfolio value), over a variety of interest rate scenarios. This procedure for measuring interest rate risk was developed by the OTS to replace the "gap" analysis (the difference between interest-earning assets and interest-bearing liabilities that mature or reprice within a specific time period).

                                                            Estimated Change
                                                         in Net Portfolio Value
         Change in Interest Rates                             (in thousands)

300 basis point rise                                            $  (9,098)
200 basis point rise                                               (5,592)
100 basis point rise                                               (2,492)
Base scenario                                                           -
100 basis point decline                                             1,567
200 basis point decline                                             2,313
300 basis point decline                                             2,999

The preceding table indicates that at September 30, 2000, in the event of a sudden and sustained increase in prevailing market interest rates, the Company's NPV would be expected to decrease. In the event of a sudden and sustained decrease in prevailing market interest rates, the Company's NPV would be expected to increase.

Certain assumptions utilized by the OTS in assessing the interest rate risk of savings associations within its region were utilized in preparing the preceding table. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as ARM loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

Liquidity and Capital Resources

The Company's principal sources of funds are proceeds from loan sales, maturities of securities, principal payments received on mortgage-backed and related securities, loan repayments, deposits and FHLB borrowings.

The primary investing activities of the Company are originating and purchasing loans, purchasing investments, mortgage-backed and related securities. Proceeds from maturities of securities and principal payments received on mortgage-backed and related securities provided $14.7 million of liquidity for the year ended September 30, 2000. Net loan originations of $29.0 million and purchasing of securities of $19.8 million offset these sources of cash.

Typically, the Company's most significant financing activities are deposits accounts, FHLB borrowings, taxes and insurance on behalf of borrowers, and the payment of dividends. Net borrowings of FHLB advances provided $37.5 million of funds. Borrowings from commercial banks amounted to $12.5 million. Additionally, net deposits increased by $7.0 million. Payments to acquire treasury stock of $8.7 million and dividend payments totaling $1.0 million for regular quarterly cash dividends, and $11.5 million as a special $4.00 dividend, were the primary uses of cash during fiscal 2000.

On September 1, 2000, the Company paid a special $4.00 per share cash distribution. The purpose of the payment was to reduce the excess capital that resulted from the reorganization from the mutual holding company and related stock offering. The lower capital base is expected to enable the Company to provide improved returns on equity.

Federal regulations require the Bank to maintain minimum levels of liquid assets (i.e., cash and eligible investments). The required percentage has varied from time to time based upon economic conditions and savings flows and is currently 4% of the average daily balance of its net withdrawable savings deposits and short-term borrowings. The Bank attempts to maintain levels of liquidity at levels in excess of those required by regulation. Maintaining levels of liquidity acts, in part, to reduce the Company's balance sheet exposure to interest rate risk. At September 30, 2000, the Bank's liquidity ratio (liquid assets as a percentage of net withdrawable savings deposit and short-term borrowings) was 23.0%. The Bank's liquidity was subsequently reduced in October, with the repayment of $12.5 million of borrowings obtained to provide short-term funding for the payment of the $4.00 per share special distribution.

The Company must also maintain adequate levels of liquidity to ensure the availability of funds to satisfy loan commitments and deposit withdrawals. At September 30, 2000, the Bank had outstanding commitments to originate loans of $5.7 million, to repurchase loans sold to investors of $441,000, to sell loans on a best-efforts basis of $19.7 million and to fulfill commitments under unused home equity lines of credit of $10.1 million. At the same time, certificates of deposit scheduled to mature in one year or less totaled $83.8 million. Based upon historical experience, management believes the majority of maturing certificates of deposit will remain with the Company.

If the Company requires funds beyond its ability to generate them internally, it has the ability to borrow funds from the FHLB under a blanket agreement which assigns all investments in FHLB stock as well as qualifying first mortgage loans equal to 125% of the outstanding advances as collateral to secure the amounts borrowed. At September 30, 2000 the Company had approximately $62.3 million available to it under the above-mentioned borrowing arrangement after advances of $66.1 million from the FHLB.

The Company's ability to pay dividends depends primarily on the Bank's ability to pay dividends to the Company. Federal regulations limit distributions by the Bank. In addition, the Bank cannot pay dividends if the effect of the payment would be to reduce the Bank's capital below the balance of the liquidation account controlled by the Bank for the benefit of its eligible depositors in connection with the reorganization from the mutual holding company structure.

The Company is not subject to any separate regulatory capital requirements. The Bank is required to maintain specific minimum amounts of capital pursuant to OTS regulations. The OTS minimum capital standards generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as stockholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 3.0% of adjusted assets. The risk-based capital requirement provides for the maintenance of core capital plus a portion of unallocated loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighting assets the Bank multiplies the value of each asset on its balance sheet by a defined risk-weighting factor (e.g., one-to-four-family conventional residential loans carry a risk-weighted factor of 50%).

At September 30, 2000, the Bank's tangible capital totaled $41.4 million, or 14.8% of adjusted total assets, which exceeded the minimum 1.5% requirement by $37.2 million, or 13.3%. The Bank's core capital at September 30, 2000 totaled $41.4 million or 14.8% of adjusted total assets, which was approximately $33.0 million, or 11.8% above the minimum requirement of 3.0%. The Bank's risk-based capital at that date totaled $42.8 million, or 24.3% of risk-weighted assets, which is $28.7 million, or 16.3% above the 8.0% fully phased-in requirement. Subsequent to September 30, 2000, the Bank paid $15.5 million in dividends to its parent, Pulaski Financial Corp., primarily used to repay the short term loan used to fund the special dividend $4.00 return of capital.

Effect of Inflation and Changing Prices

The consolidated financial statements and related financial data presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars, without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Yields Earned and Rates Paid

The following table sets forth for the three years ended September 30, 2000, 1999 and 1998 and at September 30, 2000 and 1999, the weighted average yields earned on the Company's assets, the weighted average interest rates paid on the Company's liabilities, together with the net yield on interest-earning assets.

                                                                Years Ended September 30,             September 30,
                                                             -------------------------------   -----------------------
                                                              2000      1999        1998          2000       1999
   Weighted average yield on loans (1)                        7.59%     7.44%       8.01%          8.07%      7.52%
   Weighted average yield on securities                       6.11%     5.46%       5.79%          6.37%      5.29%
   Weighted average yield on mortgage-related
     securities                                               7.17%     7.26%       8.17%          6.46%      7.09%
   Weighted average yield on federal funds sold and
     overnight deposits                                       6.17%     4.75%       5.47%          6.55%      5.11%
   Weighted average yield on all interest-earning assets      7.44%     7.12%       7.64%          7.86%      7.20%
   Weighted average rate paid on savings deposits             4.12%     4.26%       4.60%          4.33%      3.94%
   Weighted average rate paid on FHLB advances
     and other borrowed money                                 6.42%     5.86%       6.34%          6.60%      5.74%
   Weighted average rate paid on all interest-bearing
     liabilities                                              4.64%     4.36%       4.62%          4.97%      4.27%
   Interest rate spread (spread between weighted
     average rate on all interest-earning assets and all
     interest-bearing liabilities)                            2.80%     2.76%       3.02%          2.89%      2.93%
   Net interest margin (net interest income as a
     percentage of average interest-earning assets)           3.58%     3.70%       3.63%           N/A        N/A

   (1) Includes loans held for sale of $14.3 million and $8.2 million at September 30, 2000 and 1999 respectively.

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

                                                                          Years Ended September 30,
                                               ------------------------------------------------------------------------------------
                                                         2000                        1999                          1998
                                               --------------------------  --------------------------   ---------------------------
                                                        Interest                    Interest                      Interest
                                               Average   and       Yield/  Average    and      Yield/   Average      and     Yield/
                                               Balance  Dividends  Cost    Balance  Dividends  Cost     Balance   Dividends  Cost
                                                                            (Dollars in thousands)
Interest-earning assets:
   Net loans (1)                               $203,774  $15,463   7.59 %  $171,990  $12,804   7.44 %   $143,795  $11,520    8.01 %
   Securities                                    12,064      737   6.11 %    17,482      955   5.46 %     15,246      883    5.79 %
   Mortgage-backed and related securities        23,962    1,718   7.17 %    12,696      922   7.26 %      6,216      508    8.17 %
   Federal funds sold and overnight deposits      6,356      392   6.17 %    12,132      576   4.75 %     12,640      691    5.47 %
                                               --------  -------           --------  -------            --------  -------
     Total interest-earning assets              246,156   18,310   7.44 %   214,300   15,257   7.12 %    177,897   13,602    7.64 %
Non-interest-earning assets                      10,630                       8,000                        6,565
                                               --------                    --------                     --------
     Total assets                              $256,786                    $222,300                     $184,462
                                               ========                    ========                     ========

Interest-bearing liabilities:
     Total deposits (2) (5)                    $158,599  $ 6,538   4.12 %  $157,467    6,701   4.26 %   $152,451    7,011    4.60 %
FHLB advances/other borrowings                   46,178    2,965   6.42 %    10,595      621   5.86 %      2,049      130    6.34 %
                                               --------  -------           --------  -------            --------  -------
     Total interest-bearing liabilities         204,777    9,503   4.64 %   168,062    7,322   4.36 %    154,500    7,141    4.62 %
                                                         -------                     -------                      -------
Non-interest bearing liabilities                 11,984                       7,049                        5,335
Retained earnings                                40,025                      47,189                       24,627
                                               --------                    --------                     --------
     Total liabilities and retained earnings   $256,786                    $222,300                     $184,462
                                               ========                    ========                     ========
Net interest income                                      $ 8,807                     $ 7,935                      $ 6,461
                                                         =======                     =======                      =======
Interest rate spread (3)                                           2.80 %                      2.76 %                        3.02 %

Net interest margin (4)                                            3.58 %                      3.70 %                        3.63 %

Ratio of average interest-earning assets to
   average interest-bearing liabilities                   120.21 %                    127.51 %                     115.14 %
                                                         =======                     =======                      =======

______________________________________

(1) Excludes non-accrual loans with a average balance of $251,000, $666,000 and $477,000 at September 30, 2000, 1999 and 1998, respectively.
(2) Excludes non-interest-bearing deposits with an average balance of $3.7 million, $2.6 million and $1.3 million during 2000, 1999 and 1998, respectively.
(3)  Yield on interest-earning assets less cost of interest-bearing liabilities.
(4)  Net interest income divided by average interest-earning assets.
(5) Data for 1998 does not include the stock subscription balance of $5.1 million.

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

                                                       2000 Compared to 1999                      1999 Compared to 1998
                                                     Increase (Decrease) Due to                  Increase (Decrease) Due
                                                --------------------------------------     -----------------------------------
                                                                       Rate/                                   Rate/
                                                  Rate     Volume     Volume      Net       Rate    Volume    Volume      Net
                                                                                                  (In thousands)
Interest-earning assets:
   Total net loans                                $ 247     $2,366    $   46     $2,659   $  (814)  $2,259     $(161)    $1,284
   Securities                                       113       (296)      (35)      (218)      (50)     129        (7)        72
   Mortgage-backed and related securities           (12)       818       (10)       796       (57)     530       (59)       414
   Federal funds sold and overnight deposits        172       (274)      (82)      (184)      (91)     (28)        4       (115)
                                                  -----     ------    ------     ------   -------   ------     -----     ------

        Total net change in income on
          interest-earning assets                   520      2,614       (81)     3,053    (1,012)   2,890      (223)     1,655

Interest-bearing liabilities:
   Interest-bearing deposits                       (210)        48        (2)      (164)     (523)     230       (17)      (310)
   FHLB advances/other borrowed money                59      2,086       199      2,344       (10)     542       (41)       491
                                                  -----     ------    ------     ------   -------   ------     -----     ------

        Total net change in expense on
          interest-bearing liabilities             (151)     2,134       197      2,180      (533)     772       (58)       181
                                                  -----     ------    ------     ------   -------   ------     -----     ------

Net change in net interest income                 $ 671     $  480     $(278)    $  873   $  (479)  $2,118     $(165)    $1,474
                                                  =====     ======    ======     ======   =======   ======     =====     ======

                                                           1998 Compared to 1997
                                                        Increase (Decrease) Due to
                                                  ---------------------------------------
                                                                         Rate/
                                                   Rate      Volume     Volume       Net
                                                              (In thousands)
Interest-earning assets:
   Total net loans                                 $(76)     $239        $(1)       $162
   Securities                                        (5)      (95)         1         (99)
   Mortgage-backed and related securities            (9)      (55)         1         (63)
   Federal funds sold and overnight deposits         13       201          5         219
                                                   ----      ----        ---        ----

        Total net change in income on
          interest-earning assets                   (77)      290          6         219

Interest-bearing liabilities:
   Interest-bearing deposits                        (18)      205         (1)        186
   FHLB advances/other borrowed money                 4       (34)         -         (30)
                                                   ----      ----        ---        ----

        Total net change in expense on
          interest-bearing liabilities              (14)      171         (1)        156
                                                   ----      ----        ---        ----

Net change in net interest income                  $(63)     $119        $ 7        $ 63
                                                   ====      ====        ===        ====

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Pulaski Financial Corp.:

We have audited the accompanying consolidated balance sheets of Pulaski Financial Corp. and subsidiaries (the "Company") as of September 30, 2000 and 1999, and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP


October 31, 2000
(December 11, 2000 as to Note 11)

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2000 and 1999
--------------------------------------------------------------------------------

ASSETS                                                                                           2000               1999
Cash and amounts due from depository institutions                                        $  3,762,265       $  3,486,957
Federal funds sold and overnight deposits                                                   3,800,000          5,400,000
                                                                                         ------------       ------------
       Total cash and cash equivalents                                                      7,562,265          8,886,957
Securities available for sale, at market value                                              5,493,159          4,234,145
Securities held to maturity, at amortized cost (market value $13,615,012
   and $9,002,455 at September 30, 2000 and 1999, respectively)                            13,634,391          9,010,427
Mortgage-backed and related securities held to maturity, at amortized cost (market
value $3,237,467 and $4,154,784 at September 30, 2000 and 1999, respectively)               3,133,691          3,996,748
Mortgage-backed and related securities available for sale, at market value                 19,470,455         21,356,446
Capital stock of Federal Home Loan Bank - at cost                                           3,580,000          1,501,200
Loans receivable held for sale, at lower of cost or market                                 14,374,186          8,159,085
Loans receivable, net of allowance for loan losses of $1,365,776 and $985,773 at
   September 30, 2000 and 1999, respectively                                              209,919,196        181,532,561
Real estate acquired in settlement of loans, net of allowance for losses of $2,108
   and $17,161 at September 30, 2000 and 1999, respectively                                    28,008            228,002
Premises and equipment, net                                                                 2,933,683          2,235,412
Accrued interest receivable                                                                 1,589,923          1,347,861
Other assets                                                                                1,400,995          1,485,537
                                                                                         ------------       ------------
TOTAL                                                                                    $283,119,952       $243,974,381
                                                                                         ============       ============


LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

   Deposits                                                                              $168,412,670       $161,370,542
   Advances from Federal Home Loan Bank                                                    66,100,000         28,600,000
   Advance payments by borrowers for taxes and insurance                                    2,786,928          2,440,520
   Accrued interest payable                                                                   212,509            221,881
   Note payable                                                                            12,500,000
   Other liabilities                                                                        1,908,178          1,436,595
                                                                                         ------------       ------------
       Total liabilities                                                                  251,920,285        194,069,538
                                                                                         ------------       ------------

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
   Preferred stock - $.01 par value per share, 10,000,000 shares authorized; none
     issued                                                                                        -                  -
   Common stock - $.01 par value per share, 25,000,000 shares authorized; 3,972,885
     shares issued at September 30, 2000 and 1999, respectively                                39,729             39,729
   Treasury stock - at cost (815,791 and 198,000 shares at September 30, 2000 and
     1999, respectively)                                                                   (9,396,438)        (2,322,004)
   Additional paid-in capital                                                              23,933,327         35,685,866
   Unearned MRDP shares                                                                      (728,812)           (18,400)
   Unearned ESOP shares (119,301and 217,242 unreleased shares at September 30, 2000
     and 1999)                                                                             (1,193,007)        (2,172,420)
   Accumulated other comprehensive loss                                                      (241,347)          (235,360)
   Retained earnings                                                                       18,786,215         18,927,432
                                                                                         ------------       ------------
       Total stockholders' equity                                                          31,199,667         49,904,843
                                                                                         ------------       ------------

TOTAL                                                                                    $283,119,952       $243,974,381
                                                                                         ============       ============

See accompanying notes to the consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
YEARS ENDED SEPTEMBER 30, 2000, 1999 AND 1998
--------------------------------------------------------------------------------

                                                                                      2000            1999             1998
INTEREST INCOME:
   Loans receivable                                                               $15,463,368     $12,804,360      $11,520,314
   Securities                                                                         736,809         955,382          883,359
   Mortgage-backed and related securities                                           1,718,317         922,041          507,604
   Other                                                                              391,740         575,754          690,764
                                                                                  -----------     -----------      -----------
        Total interest income                                                      18,310,234      15,257,537       13,602,041
                                                                                  -----------     -----------      -----------

INTEREST EXPENSE:
   Deposits                                                                         6,538,336       6,655,420        7,011,403
   Advances from Federal Home Loan Bank                                             2,870,973         621,429          130,302
   Other                                                                               93,750          46,010
                                                                                  -----------     -----------      -----------
        Total interest expense                                                      9,503,059       7,322,859        7,141,705
                                                                                  -----------     -----------      -----------

NET INTEREST INCOME                                                                 8,807,175       7,934,678        6,460,336

PROVISION FOR LOAN LOSSES                                                             499,399         264,936          209,277
                                                                                  -----------     -----------      -----------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                                 8,307,776       7,669,742        6,251,059
                                                                                  -----------     -----------      -----------

NON-INTEREST INCOME:
   Retail banking fees                                                                935,886         515,810          173,684
   Mortgage revenues                                                                1,584,008       1,078,670        1,116,802
   Insurance commissions                                                              363,439         283,241          255,251
   Other                                                                              278,734         397,715          144,934
                                                                                  -----------     -----------      -----------
        Total other income                                                          3,162,067       2,275,436        1,690,671
                                                                                  -----------     -----------      -----------
NON-INTEREST EXPENSE:
   Compensation expense-special dividend                                            1,371,893
   Salaries and employee benefits                                                   4,102,967       3,235,893        2,839,610
   Occupancy, equipment and data processing expense                                 1,784,129       1,419,517        1,127,688
   Advertising                                                                        415,669         435,195          299,663
   Professional services                                                              504,300         489,216          241,001
   Other                                                                            1,005,081         980,965          599,146
                                                                                  -----------     -----------      -----------
        Total other expenses                                                        9,184,039       6,560,786        5,107,108
                                                                                  -----------     -----------      -----------

INCOME BEFORE INCOME TAXES                                                          2,285,804       3,384,392        2,834,622

INCOME TAXES                                                                        1,159,364       1,251,661          989,827
                                                                                  -----------     -----------      -----------

NET INCOME                                                                          1,126,440       2,132,731        1,844,795

OTHER COMPREHENSIVE (LOSS) INCOME - Unrealized (loss) gain
   on securities available-for-sale (net of income taxes in 2000, 1999 and 1998
   of $3,516, $145,709, and $7,481, respectively)                                      (5,987)       (249,880)          14,520
                                                                                  -----------     -----------      -----------

COMPREHENSIVE INCOME                                                              $ 1,120,453     $ 1,882,851      $ 1,859,315
                                                                                  ===========     ===========      ===========
NET INCOME PER COMMON SHARE - BASIC                                               $      0.34          N/M              N/M
                                                                                  ===========     ===========      ===========
NET INCOME PER COMMON SHARE - DILUTED                                             $      0.34          N/M              N/M
                                                                                  ===========     ===========      ===========

See accompanying notes to the consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED SEPTEMBER 30, 2000, 1999 AND 1998
--------------------------------------------------------------------------------

                                                                                           Unearned
                                                                                          Management
                                                                                          Recognition                Accumulated
                                                                            Additional        and       Unearned        Other
                                                  Common     Treasury        Paid-In      Development     ESOP      Comprehensive
                                                   Stock      Stock          Capital      Plan Shares    Shares     Income(Loss)
BALANCE, OCTOBER 1, 1997                         $2,094,800  $         -    $  5,132,238  $  (128,800) $         -  $          -
Comprehensive income:
 Net income
 Change in net unrealized loss
  on securities                                                                                                           14,520
Total comprehensive income
Amortization of Management
  Recognition and Development
  Plan shares                                                                                  55,200
Dividends ($1.10 per share)*
Stock options exercised                              11,040                      126,180
                                                 ----------  -----------    ------------  -----------  -----------  ------------
BALANCE, SEPTEMBER 30, 1998                       2,105,840            -       5,258,418      (73,600)           -        14,520
Comprehensive income:
 Net income
 Change in net unrealized
  loss on securities (a)                                                                                                (249,880)
Total comprehensive income
Dividends ($.36 per share)
Issuance and exchange of common
 stock as a result of the
 conversion reorganization (b) (c)               (2,066,181)                  30,380,966                (2,327,600)
Assets consolidated from Pulaski
 Bancshares, MHC
Stock options exercised                                  70                       44,543
Stock repurchase (198,000 shares)                             (2,322,004)
Release of ESOP shares                                                             1,939                   155,180
Amortization of Management Recognition
 and Development Plan shares                                                                   55,200
                                                 ----------  -----------    ------------  -----------  -----------  ------------
BALANCE, SEPTEMBER 30, 1999                          39,729   (2,322,004)     35,685,866      (18,400)  (2,172,420)     (235,360)
Comprehensive income:
 Net income
 Change in net unrealized loss on
  securities                                                                                                              (5,987)
Total comprehensive income
Dividends ($.36 per share)
Stock options exercised                                          260,864           7,647
Stock repurchase (756,410 shares)                             (8,700,132)
Release of ESOP shares                                                            83,200                   979,413
Special cash dividend ($4.00 per share)                                      (11,843,386)     357,978
Management Recognition and Development
 Plan Shares issued                                            1,364,834                   (1,260,396)
Amortization of Management Recognition
 and Development Plan shares                                                                  192,006
                                                 ----------  -----------    ------------  -----------  -----------  ------------
BALANCE, SEPTEMBER 30, 2000                      $   39,729 $ (9,396,438)   $ 23,933,327   $ (728,812) $(1,193,007)    $(241,347)
                                                 ========== ============    ============  ===========  ===========  ============
                                            Retained
                                            Earnings        Total
BALANCE, OCTOBER 1, 1997                 $ 16,759,652    $ 23,857,890
Comprehensive income:
 Net income                                 1,844,795       1,844,795
 Change in net unrealized loss
  on securities                                                14,520
                                                         ------------
Total comprehensive income                                  1,859,315
                                                         ------------
Amortization of Management
  Recognition and Development
  Plan shares                                                  55,200
Dividends ($1.10 per share)*                 (696,966)       (696,966)
Stock options exercised                                       137,220
                                         ------------    ------------

BALANCE, SEPTEMBER 30, 1998                17,907,481      25,212,659
Comprehensive income:
 Net income                                 2,132,731       2,132,731
 Change in net unrealized
  loss on securities (a)                                     (249,880)
                                                         ------------
Total comprehensive income                                  1,882,851
                                                         ------------
Dividends ($.36 per share)                 (1,329,760)     (1,329,760)
Issuance and exchange of common
 stock as a result of the
 conversion reorganization (b) (c)                         25,987,185
Assets consolidated from Pulaski
 Bancshares, MHC                              216,980         216,980
Stock options exercised                                        44,613
Stock repurchase (198,000 shares)                          (2,322,004)
Release of ESOP shares                                        157,119
Amortization of Management Recognition
 and Development
 Plan shares                                                   55,200
                                         ------------    ------------
BALANCE, SEPTEMBER 30, 1999                18,927,432      49,904,843
Comprehensive income:
 Net income                                 1,126,440       1,126,440
 Change in net unrealized loss on
  securities                                                   (5,987)
                                                         ------------
Total comprehensive income                                  1,120,453
                                                         ------------
Dividends ($.36 per share)                 (1,061,363)     (1,061,363)
Stock options exercised                      (101,856)        166,655
Stock repurchase (756,410 shares)                          (8,700,132)
Release of ESOP shares                                      1,062,613
Special cash dividend ($4.00 per share)                   (11,485,408)
Management Recognition and Development
 Plan Shares issued                          (104,438)              -
Amortization of Management Recognition
 and Development
 Plan shares                                                  192,006
                                         ------------    ------------
BALANCE, SEPTEMBER 30, 2000              $ 18,786,215    $ 31,199,667
                                         ============    ============

* Pulaski Bancshares, M.H.C. ("MHC"), which owned $1,470,000 shares of stock in the Bank, waived receipt in 1997 and 1998, thereby reducing the actual dividend payment to the amounts shown above.
(a) Includes reduction in unrealized gains of $248,778 and reclassification adjustment for gains included in income of ($1,102).
(b) Includes 635,840, $1.00 par value, shares of Pulaski Bank outstanding at December 2, 1998, which were converted into 1,056,003, $.01 par value, shares of Pulaski Financial Corp. based on 1.6608 exchange ratio; 2,909,500, $.01 par value, shares of Pulaski Financial Corp. sold in the subscription and community offering; and the cancellation of $1,470,000, $1.00 par value, shares of Pulaski Bank previously held by Pulaski Bancshares, M.H.C.
(c)  232,760 shares purchased by the ESOP.

See accompanying notes to the consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 2000, 1999 AND 1998
--------------------------------------------------------------------------------

                                                                    2000                1999                 1998
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income                                                    $   1,126,440       $   2,132,731        $   1,844,795
 Adjustments to reconcile net income to net cash
  from operating activities:
  Depreciation, amortization and accretion:
   Premises and equipment                                            492,737             388,088              289,842
   Management Recognition and Development Plan
    stock awards                                                     192,006              55,200               55,200
   ESOP shares committed to be released                            1,062,613             157,119
   Loan fees, discounts and premiums - net                          (123,020)            (25,516)            (119,700)
  Provision for loan losses                                          499,399             264,936              209,277
  Provision for losses on real estate acquired in
   settlement of loans                                                 4,679              24,983               33,513
  Losses (gains) on sales of real estate acquired in
   settlement of loans                                                31,733              (8,573)               6,819
  Originations of loans receivable for sale to
   correspondent lenders                                        (154,360,101)       (120,610,664)        (123,642,457)
  Proceeds from sales of loans to correspondent lenders          149,510,252         126,727,370          125,435,810
  Gains on sales of loans                                         (1,365,252)           (833,370)            (851,293)
  Gain on sale of securities                                                              (1,750)
  Gain on sales of premises and equipment                            (14,040)
  Deferred income taxes                                              245,271            (214,308)             (56,124)
  Changes in other assets and liabilities                             62,933             543,448             (688,030)
                                                               -------------       -------------        -------------

     Net adjustments                                              (3,760,790)          6,466,963              672,857
                                                               -------------       -------------        -------------

     Net cash from operating activities                           (2,634,350)          8,599,694            2,517,652
                                                               -------------       -------------        -------------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Proceeds from sales and maturities of securities                 12,021,000          17,451,750           19,760,000
 Purchases of securities and Federal Home
  Loan Bank stock                                                (19,788,410)         (9,472,442)         (24,426,158)
 Purchases of mortgage-backed and related securities                                 (20,713,884)          (1,486,654)
 Principal payments received on mortgage-backed and
  related securities                                               2,722,073           1,890,000              965,951
 Loan (originations) repayments - net                            (29,045,826)        (40,702,040)         (11,941,823)
 Proceeds from sales of real estate acquired in settlement
  of loans receivable                                                269,500             393,627               91,001
 Proceeds from sales of premises and equipment                        24,800
 Net additions to premises and equipment                          (1,201,767)           (518,211)            (586,325)
                                                               -------------       -------------        -------------

     Net cash from investing activities                          (34,998,630)        (51,671,200)         (17,624,008)
                                                               -------------       -------------        -------------

                                                                     (Continued)

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 2000, 1999 AND 1998
--------------------------------------------------------------------------------

                                                                    2000                1999             1998
CASH FLOWS FROM FINANCING ACTIVITIES:
 Net increase in deposits                                       $  7,042,128        $  7,122,709     $  7,563,127
 Federal Home Loan Bank advances - net                            37,500,000          26,700,000         (300,000)
 Proceeds from other borrowings                                   12,500,000
 Net increase (decrease) in advance payments by
  borrowers for taxes and insurance                                  346,408            (745,085)          72,512
 (Refunds of) proceeds from stock over-subscriptions                                  (5,129,497)       5,129,497
 Common stock issued under Stock Option Plan                         166,655              44,613          137,220
 Dividends paid on common stock                                   (1,061,363)         (1,329,760)        (696,966)
 Payments to acquire treasury stock                               (8,700,132)         (2,322,004)
 Special return of capital ($4.00 per share)                     (11,485,408)
 Issuance of common stock under reorganization                                        24,570,159
                                                                ------------        ------------     ------------

     Net cash from financing activities                           36,308,288          48,911,135       11,905,390
                                                                ------------        ------------     ------------

NET (DECREASE) INCREASE IN CASH AND
 CASH EQUIVALENTS                                                 (1,324,692)          5,839,629       (3,200,966)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                     8,886,957           3,047,328        6,248,294
                                                                ------------        ------------     ------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                        $  7,562,265        $  8,886,957     $  3,047,328
                                                                ============        ============     ============

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
 Cash paid during the year for:
  Interest on deposits                                          $  6,547,710        $  6,696,139     $  7,011,635
  Interest on advances from the Federal Home Loan Bank             2,870,973             226,930          130,302
  Income taxes                                                       933,062           1,237,500        1,185,814

NONCASH INVESTING ACTIVITIES:
 Real estate acquired in settlement of loans receivable              105,917             532,412          236,961
 Loans receivable securitized                                                                           9,105,517
 (Decrease) increase in investments for changes in
   unrealized gains and losses                                        (9,503)           (395,589)          22,001

NONCASH FINANCING ACTIVITIES:
 Issuance of common stock:
  Purchase of ESOP                                                                     2,327,600
  Proceeds received from deposit transfers                                             1,987,515

See accompanying notes to the consolidated financial statements.     (Concluded)

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 2000, 1999 AND 1998
--------------------------------------------------------------------------------

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Pulaski Financial Corp, (the "Company") was incorporated under Delaware law in May 1998. The Company was organized for the purpose of becoming the holding company for Pulaski Bank, (the "Bank") upon the Bank's reorganization from the mutual holding company form of organization. (the "Reorganization") In connection with the Reorganization, which was completed on December 2, 1998, the Company sold 2,909,500 shares of its common stock to the public at $10 per share in a public offering ("Offering") and issued 1,056,016 shares in exchange for the outstanding shares of the Bank held by the Bank's stockholders other than its former mutual holding company, Pulaski Bancshares, M.H.C. The Company has no significant assets, other than the outstanding shares of the Bank and the portion of the net proceeds from the Offering retained by the Company, and no significant liabilities. Management of the Company and the Bank are substantially similar and the Company neither owns nor leases any property, but instead uses the premises, equipment and furniture of the Bank. Accordingly, the information in the consolidated financial statements relates primarily to the Bank.

   The accounting and reporting policies and practices of the Company and subsidiaries conform to accounting principles generally accepted in the United States of America and to prevailing practices within the banking industry. A summary of the Company's significant accounting policies follows:

   Nature of Operations - The Company through its subsidiary Bank, operates as a single business segment, that of a community-oriented financial institution providing traditional financial banking services through the operation of five full service branches within St. Louis City and County and St. Charles County. The Bank is engaged primarily in the business of attracting deposits from the general public and using these and other funds to originate one-to four-family residential mortgage loans within the Bank's lending market area. The Bank is an approved lender/servicer for the Federal Housing Administration ("FHA") and the Veterans Administration ("VA"), as well as for the Missouri Housing Development Commission (a government agency established to provide home buying opportunities for lower income first time home buyers) ("MHDC"). The Bank is also an approved seller/servicer for Ginnie Mae, but discontinued in sales and servicing activities with Ginnie Mae in 1999.

   Principles of Consolidation - The consolidated financial statements include the accounts of Pulaski Financial Corp. and its wholly owned subsidiary, Pulaski Bank, and its wholly owned subsidiary Pulaski Service Corporation. All significant intercompany transactions have been eliminated in consolidation.

   Use of Estimates - The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and that affect the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. The provision for loan losses and fair values of financial instruments are significant estimates reported within the financial statements.

   Cash and Cash Equivalents - For purposes of reporting cash flows, cash and cash equivalents include cash and amounts due from depository institutions, federal funds sold, and overnight deposits at the FHLB. Generally, federal funds are sold for a one-day period.

   The Bank is required by regulation to maintain liquid assets in the form of cash and securities approved by federal regulations, at a quarterly average of not less than 4% of customer deposits and short-term borrowings.

   Securities and Mortgage-Backed and Related Securities, Available-for-Sale - Securities and mortgage-backed and related securities available-for-sale are recorded at their current fair value. Unrealized gains or losses on securities and mortgage-backed and related securities available-for-sale are included in a separate component of equity, net of deferred income taxes. Gains or losses on the disposition of securities and mortgage-backed and related securities available-for-sale are recognized using the specific identification method. Estimated fair values of securities and mortgage-backed and related securities available for sale are based on quoted market prices when available. If quoted market prices are not available, fair values are estimated using quoted market prices for similar instruments.

   To the extent management determines a decline in value in a security or mortgage-backed and related security available for sale to be other than temporary, the Bank will adjust the carrying value and include such expense in the consolidated statements of income.

   Securities and Mortgage-Backed and Related Securities, Held-to-Maturity - Securities and mortgage-backed and related securities held-to-maturity are stated at cost, adjusted for amortization of premium and discount which are recognized as adjustments to interest income over the life of the securities using the level-yield method.

   To the extent management determines a decline in value in a security or mortgage-backed and related security held-to-maturity to be other than temporary, the Bank will adjust the carrying value and include such expense in the consolidated statements of income.

   Capital Stock of Federal Home Loan Bank - Capital stock of Federal Home Loan Bank is carried at cost. Dividends received on such stock are reflected as dividend income in the consolidated statements of income.

   Loans Receivable Held for Sale - Loans receivable held for sale consist of loans that management does not intend to hold until maturity, and are reflected at the lower of cost or market and covered by investor commitments and generally sold servicing released. Accordingly, market values for such loans are based on commitment prices. Gains or losses on loan sales are recognized at the time of sale and are determined by the difference between net sales proceeds and the principal balance of the loans sold, adjusted for net deferred loan fees. Loan origination and commitment fees, net of certain direct loan origination costs, are deferred until the sale of the loan.

   Loans Receivable - Loans receivable are stated at the principal amounts outstanding adjusted for premiums, discounts, deferred loan costs, loans in process and allowance for loan loss. Premiums and discounts are amortized and accreted using the level yield method. Interest on loans is accrued based upon the principal amounts outstanding. The Bank's policy is to discontinue the accrual of interest income on any loan when, in the opinion of management, there is reasonable doubt as to the timely collectibility of interest or principal. When a loan is placed on non-accrual status, previously accrued but unpaid interest is reversed against current income. Subsequent collections of cash may be applied as reductions to the principal balance, interest in arrears, or recorded as income depending on management's assessment of the ultimate collectibility of the loan. Non-accrual loans are returned to accrual status when, in the opinion of management, the financial position of the borrower indicates there is no longer any reasonable doubt as to the timely collectibility of interest or principal.

   Loan origination and commitment fees, net of certain direct loan origination costs, are deferred and amortized to interest income using the level yield method.

   Provision for Loan Losses - The Bank considers a loan to be impaired when management believes it is probable that it will be unable to collect all principal and interest due according to the contractual terms of the loan.
   If a loan is impaired, the Bank records a loss valuation equal to the excess of the loan's carrying value over the present value of the estimated future cash flows discounted at the loan's effective rate based on the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. One-to four-family residential loans and consumer loans are collectively evaluated for impairment. Loans on residential properties with greater than four units, loans on construction, development and commercial properties, and loans more than four months delinquent are evaluated for impairment on a loan by loan basis. The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. Assessing the adequacy of the allowance for loan losses is inherently subjective as it requires making material estimates, including the amount and timing of future cash flows expected to be received on impaired loans, that may be susceptible to significant change. In management's opinion, the allowance, when taken as a whole, is adequate to absorb reasonable estimated loan losses inherent in the Bank's loan portfolio.

   Real Estate Acquired in Settlement of Loans - Real estate acquired in settlement of loans represents foreclosed assets held for sale and is recorded at fair value as of the date of foreclosure less estimated disposal costs (the "new basis") and is subsequently carried at the lower of the new basis or fair value less selling costs on the current measurement date. Adjustments for estimated losses are charged to operations when any significant decline reduces the fair value to less than carrying value. Costs and expenses related to major additions and improvements are capitalized while maintenance and repairs that do not improve or extend the lives of the respective assets are expensed. Gains on the sale of real estate acquired in settlement of loans are recognized upon disposition of the property to the extent allowable considering the adequacy of the down payment and other requirements.

   Premises and Equipment - Premises and equipment are stated at cost, less accumulated depreciation. Depreciation charged to operations is primarily computed utilizing the straight-line method over the estimated useful lives of the related assets. Estimated lives range from 3 to 45 years for buildings and improvements and 5 to l0 years for furniture and equipment. Maintenance repairs are charged to expense. Major renewals and improvements are capitalized. Gains and losses on dispositions are credited or charged to earnings as incurred.

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

   Revenue Recognition - Interest income, loan fees, checking account transaction fees, insurance commissions, automated teller and debit card transaction fees, and other ancillary income related to the Bank's deposits and lending activities are accrued as earned.

   Earnings Per Share - Earnings per share for the years ended September 30, 1999 and 1998 are not presented as such presentation would not be meaningful due to the Reorganization which was completed on December 2, 1998.

      Reclassifications - Certain amounts included in the 1999 and 1998 consolidated financial statements have been reclassified to conform to the 2000 presentation.

 2.   SECURITIES AVAILABLE FOR SALE AND HELD TO MATURITY

      Securities available for sale and held to maturity at September 30, 2000 and 1999 are summarized as follows:

                                                                             2000
                                            ----------------------------------------------------------------
                                                                    Gross           Gross
                                                   Amortized      Unrealized      Unrealized      Market
     Held to Maturity                                Cost           Gains           Losses        Value
     U.S. Government and Agency
     debt obligations                          $ 13,634,391     $        -       $ (19,379)     $ 13,615,012
                                               ============     ===========      =========      ============
     Weighted average rate at end
     of period                                         6.37%
                                               ============

                                                                             1999
                                            ----------------------------------------------------------------
                                                                    Gross           Gross
                                                   Amortized      Unrealized      Unrealized      Market
     Held to Maturity                                Cost           Gains           Losses        Value
     U.S. Government and Agency
     debt obligations                          $  9,010,427     $     6,955      $ (14,927)     $  9,002,455
                                               ============     ===========      =========      ============
     Weighted average rate at end
     of period                                         5.25%
                                               ============

                                                                             2000
                                            ----------------------------------------------------------------
                                                                    Gross           Gross
                                                   Amortized      Unrealized      Unrealized      Market
     Available for Sale                              Cost           Gains           Losses        Value
     U.S. Government and Agency
     debt obligations                          $  4,424,833     $  48,520        $  (4,107)     $  4,469,246

     Equity securities                            1,032,425             -           (8,512)        1,023,913
                                               ------------     ---------        ---------      ------------
          Total                                $  5,457,258     $  48,520        $ (12,619)     $  5,493,159
                                               ============     =========        =========      ============
     Weighted average rate on U.S.
     Government and Agency debt
     obligations at end of period                      6.46%
                                               ============

                                                                  1999
                                         ------------------------------------------------------
                                                           Gross         Gross
                                           Amortized    Unrealized     Unrealized     Market
         Available for Sale                   Cost        Gains          Losses       Value
     U.S. Government and Agency
      debt obligations                   $ 4,238,322     $  5,971      $(10,148)    $ 4,234,145
                                         ===========     ========      ========     ===========

     Weighted average rate at end
      of period                                 5.37 %
                                                ====

    There were no sales of available for sale securities during 2000. Proceeds from sales of available for sale securities for 1999 were $501,750. Realized gains from those sales were not significant.

    The amortized cost and market values of held to maturity and available for sale debt investment securities at September 30, 2000, by contractual maturity, are shown below.

                                                Held to Maturity               Available for Sale
                                          -------------------------------------------------------------
                                                             Estimated                      Estimated
                                            Amortized         Market         Amortized        Market
     Term to Maturity                         Cost            Value             Cost          Value
     One year or less                     $ 12,134,391    $ 12,132,580     $ 1,750,000     $ 1,745,893
     One year through five years             1,500,000       1,482,432       2,674,833       2,723,353
                                          ------------    ------------     -----------     -----------
          Total                           $ 13,634,391    $ 13,615,012     $ 4,424,833     $ 4,469,246
                                          ============    ============     ===========     ===========

3.  MORTGAGE-BACKED AND RELATED SECURITIES

    Mortgage-backed and related securities held to maturity and available for sale at September 30, 2000 and 1999 are summarized as follows:

                                                                          2000
                                                -----------------------------------------------------
                                                                   Gross        Gross
                                                   Amortized    Unrealized   Unrealized     Market
         Held to Maturity                            Cost          Gains       Losses       Value
     Mortgage-backed securities                  $ 3,112,147    $ 103,968     $    -      $ 3,216,115
     Collateralized mortgage obligations:
      Private issues                                  21,544                    (190)          21,354
                                                 -----------    ---------     ------      -----------
          Total                                  $ 3,133,691    $ 103,968     $ (190)     $ 3,237,469
                                                 ===========    =========     ======      ===========

        Weighted average rate at end of period          8.57%
                                                 ===========

                                                                                    1999
                                                         ---------------------------------------------------------
                                                                              Gross      Gross
                                                            Amortized     Unrealized   Unrealized       Market
             Held to Maturity                                 Cost           Gains      Losses           Value

         Mortgage-backed securities                       $ 3,383,565     $  149,698     $  (20)      $ 3,533,243
         Collateralized mortgage obligations:
           Freddie Mac                                        586,655          8,511                      595,166
           Private issues                                      26,528                      (153)           26,375
                                                          -----------     ----------     ------       -----------

             Total                                        $ 3,996,748     $  158,209     $ (173)      $ 4,154,784
                                                          ===========     ==========     ======       ===========

         Weighted average rate at end of period                  8.37 %
                                                          ===========

                                                                                2000
                                                 -----------------------------------------------------------------
                                                                       Gross           Gross
                                                     Amortized       Unrealized      Unrealized       Market
             Available for Sale                        Cost            Gains           Losses         Value
             Mortgage-backed securities          $  19,889,444       $      -        $(418,989)    $ 19,470,455
                                                 =============       ========        =========     ============
             Weighted average rate at end
             of period                                    6.87%
                                                 =============

                                                                                 1999
                                                  -----------------------------------------------------------------
                                                                       Gross              Gross
                                                     Amortized       Unrealized        Unrealized          Market
             Available for Sale                        Cost            Gains             Losses            Value

             Mortgage-backed securities          $  21,725,857       $      -          $ (369,411)      $ 21,356,446
                                                 =============       ========          ==========       ============
             Weighted average rate at end
             of period                                    6.86%
                                                 =============

There were no sales of available-for-sale securities during 2000 or 1999.

The amortized cost and estimated market value of held to maturity and available for sale mortgage-backed and related securities at September 30, 2000, by contractual maturity, are shown below.


                                           Held to Maturity                       Available for Sale
                                      ----------------------------------    --------------------------------
                                                          Estimated                              Estimated
                                        Amortized           Market            Amortized            Market
Term to Maturity                          Cost              Value               Cost              Value
One year or less                       $  796,381       $    807,052        $         -       $          -
One year through five years
Five years through ten years              324,925            333,357          1,064,776          1,031,342
Ten years or more                       2,012,385          2,097,060         18,824,668         18,439,113
                                       ----------       ------------        -----------       ------------

   Tota1                               $3,133,691       $  3,237,469        $19,889,444       $ 19,470,455
                                       ==========       ============        ===========       ============

      Actual maturities of mortgage-backed and related securities may differ from scheduled maturities depending on the repayment characteristics and experience of the underlying financial instruments, on which borrowers have the right to call or prepay certain obligations sometimes without penalties.

 4.   LOANS RECEIVABLE

      Loans receivable at September 30, 2000 and 1999 are summarized as follows:

                                                                          2000                               1999
           Loans secured by residential real estate
               Conventional                                          $    168,072,682                  $ 135,416,425
               FHA/VA                                                       6,241,649                      7,351,160
                                                                      ---------------                  -------------

                                                                          174,314,331                    142,767,585

           Commercial real estate loans                                       411,854                        566,963
           Now overdrafts                                                     135,846
           Home equity lines                                               14,396,340                      5,022,123
           Consumer loans                                                  23,297,961                     33,112,905
                                                                      ---------------                  -------------

                                                                          212,556,332                    181,469,576
           Less:
               Deferred loan (costs) fees                                  (1,017,017)                    (1,412,559)
               Loans-in-process                                             2,288,377                        363,801
               Allowance for loan losses                                    1,365,776                        985,773
                                                                      ---------------                  -------------
                       Total                                          $   209,919,196                  $ 181,532,561
                                                                      ===============                  =============
           Weighted average rate at end of period                                8.07 %                         7.50 %
                                                                      ===============                  =============

The adjustable rate loans have interest rate adjustment limitations and are generally indexed to the one year Constant Maturity U.S. Treasury rate. Future market factors may affect the correlation of the interest rate adjustment with the rates the Bank pays on the short-term deposits that have been primarily utilized to fund these loans.

The Bank is subject to numerous lending-related regulations. Under federal law and regulations, the Bank may not make real estate loans to one borrower in excess of the greater of 15% of its unimpaired capital and surplus or $500,000, whichever is greater. As of September 30, 2000, the Bank was in compliance with this limitation.

The Bank has granted loans to officers and directors. Changes in loans to officers and directors for the three years ended September 30, are summarized as follows:


    Balance, September 30, 1998                                                                           $    254,214
    Additions                                                                                                  246,650
    Repayments and reclassifications                                                                          (123,136)
                                                                                                          ------------
    Balance, September 30, 1999                                                                                377,728
    Additions                                                                                                  126,953
    Repayments and reclassifications                                                                          (438,930)
                                                                                                          ------------
    Balance, September 30, 2000                                                                           $     65,751
                                                                                                          ============

Activity in the allowance for loan losses for the years ended September 30, 2000, 1999 and 1998 follows:


                                                                                2000            1999           1998
    Balance, beginning of year                                         $     985,773     $   762,688      $     612,852
    Provision charged to expense                                             499,399         264,936            209,277
    Charge-offs                                                             (133,545)        (52,378)           (66,305)
    Recoveries                                                                14,149          10,527              6,864
                                                                       -------------    ------------     --------------
    Balance, end of year                                               $   1,365,776     $   985,773      $     762,688
                                                                       =============    ============     ==============

Troubled debt restructuring was minimal in 2000. The Bank did not engage in any troubled debt restructurings during the years ended September 30, 1999, 1998. Loans that were considered impaired during the years ended September 30, 2000, 1999 and 1998 were insignificant.

Non-accrual loans totaled approximately $413,000, $258,000 and $753,000 at September 30, 2000, 1999 and 1998, respectively. Interest income recognized on impaired loans was not significant for the years ended September 30, 2000, 1999 and 1998. Similarly, the difference between interest that would have been recognized under the original terms of non-accrual and renegotiated loans and interest actually recognized on such loans were not significant for the years ended September 30, 2000, 1999 and 1998.

At September 30, 2000, 1999 and 1998, the Bank was servicing loans for others amounting to approximately $1,714,000, $864,000 and $34,050,000, respectively. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income is recorded on the accrual basis and includes servicing fees from investors and certain charges collected from borrowers. In connection with these loans serviced for others, the Bank held borrowers' escrow balances of $43,000, $33,000 and $428,000 at September 30, 2000, 1999 and 1998,
respectively.

The Bank originates certain loans for resale to correspondent lenders. These sales include recourse provisions that require the Bank to repurchase the loans upon certain events of default, generally documentation deficiencies, for periods up to one year from the date of the loan sale. The Bank has not historically incurred losses as a result of such loans, nor are any losses anticipated; however actual losses incurred by the Bank in the future due to these recourse provisions may vary from the Bank's estimate due to a number of factors beyond the Bank's control. During 2000, 1999 and 1998, the Bank sold whole loans to correspondent lenders totaling $148.1 million, $125.9 million and $115.4 million, respectively. The Bank also originates loans for resale to the MHDC. A change in the MHDC rules no longer permits servicing to be retained and all loans are sold at pre-determined prices. During 1998, the

     Bank securitized and sold loans to MHDC totaling $9.1 million. No loans were securitized and sold to MHDC in 2000 and 1999. In 2000 the Bank sold to an out-of-state investor a 90% participation in one-to-four family residential loans in the amount of $1.0 million. Effective June 30, 1999 the Bank sold all of its servicing rights to its Ginnie Mae servicing portfolio of approximately $29.8 million. (See Note 12).

 5.  REAL ESTATE ACQUIRED IN SETTLEMENT OF LOANS

     Real estate acquired in settlement of loans at September 30, 2000 and 1999 is summarized as follows:

                                                                                    2000                  1999
Acquired in settlement of loans                                                $    30,116           $   245,163
Allowance for losses                                                                (2,108)              (17,161)
                                                                               -----------           -----------
   Total                                                                       $    28,008           $   228,002
                                                                               ===========           ===========


Activity in the allowance for losses on real estate owned for the years ended September 30, 2000, 1999 and 1998 is summarized as follows:

                                                                 2000              1999                   1998
Balance, beginning of year                                $      17,161         $   18,640           $         -
Provision charged to expense                                      4,679             24,983                33,513
Charge-offs                                                     (19,732)           (26,462)              (14,873)
                                                          -------------         ----------           -----------
Balance, end of year                                      $       2,108         $   17,161           $    18,640
                                                          =============         ==========           ===========


 6.   PREMISES AND EQUIPMENT

      Premises and equipment at September 30, 2000 and 1999 are summarized as follows:


                                                                                   2000                 1999
Land                                                                         $     854,456         $     633,763
Office buildings and improvements                                                2,917,632             2,486,942
Furniture and equipment                                                          2,175,006             1,855,290
                                                                             -------------         -------------
                                                                                 5,947,094             4,975,995
Less accumulated depreciation                                                   (3,013,411)           (2,740,583)
                                                                             -------------         -------------
   Total                                                                     $   2,933,683         $    2,235,412
                                                                             =============         =============

Certain facilities of the Bank are leased under various operating leases. Amounts paid for rent expense for the fiscal years ending September 30, 2000, 1999 and 1998 were approximately $229,000, $111,400 and $81,355 respectively. Future minimum rental commitments under non-cancelable leases are approximately as follows:

Years ended September 30,                                           Amount

   2001                                                             $ 118,592
   2002                                                               113,228
   2003                                                               102,500
   2004                                                                95,417
   2005                                                                60,000
   Thereafter                                                         170,000
                                                                    ---------
           Total                                                    $ 659,737
                                                                    =========
 7.   DEPOSITS

      Deposits at September 30, 2000 and 1999 are summarized as follows:

                                                           2000                                     1999
                                             ----------------------------------       --------------------------------
                                                                      Weighted                                Weighted
                                                                      Average                                 Average
                                                                      Interest                                Interest
                                                 Amount                 Rate             Amount                 Rate
Transaction accounts:
   Noninterest-bearing checking              $   4,128,875                - %         $   2,719,804                - %
   Interest-bearing checking                    15,664,971             1.15              13,678,795             1.12
   Money market                                 15,781,238             4.28              15,587,411             3.69
                                              ------------                              -----------

     Total transaction accounts                 35,575,084             2.41              31,986,010             2.28
                                              ------------                              -----------

Passbook savings account                        23,649,157             1.87              25,619,428             1.86
                                              ------------                              -----------
Certificates of deposit:
   3.00% to 3.99%                                       --               --               6,292,057             3.97
   4.00% to 4.99%                               39,031,869             4.32              51,425,914             4.42
   5.00% to 5.99%                               28,747,038             5.59              32,470,314             5.37
   6.00% to 6.99%                               32,256,297             6.39               8,572,481             6.24
   7.00% to 7.99%                                9,153,225             7.09               5,004,338             7.03
                                              ------------                              -----------

     Total certificates of deposit             109,188,429             5.50             103,765,104             4.97
                                              ------------                              -----------

        Total                                $ 168,412,670             4.33           $ 161,370,542             3.94
                                              ============                            =============

The aggregate amount of jumbo certificates of deposit with a minimum principal amount of $100,000 was approximately $10,578,000 and $5,846,000 at September 30, 2000 and 1999, respectively.

     At September 30, 2000, the scheduled maturities of certificates of deposit were as follows:

                                                                                             Weighted
                                                                                             Average
       Mature within fiscal year:                                  Amount                      Rate
       2001                                                        $   83,829,427              5.49%
       2002                                                            14,251,792              5.79
       2003                                                             7,094,728              5.48
       2004                                                             2,801,600              4.71
       2005                                                             1,210,882              4.87
       Thereafter                                                               -
                                                                   --------------

          Total                                                    $  109,188,429              5.50%
                                                                   ==============

     A summary of interest expense on deposits for the years ended September 30, 2000, 1999 and 1998 follows:

                                                                      2000              1999             1998
       Transaction accounts                                      $    827,510      $    770,738     $    640,535
       Savings and certificates of deposit accounts                 5,710,826         5,884,682        6,370,868
                                                                 ------------      ------------     ------------

                                                                 $  6,538,336      $  6,655,420     $  7,011,403
                                                                 ============     =============     ============

 8.  ADVANCES FROM FEDERAL HOME LOAN BANK

     Advances from the Federal Home Loan Bank ("FHLB") of Des Moines at September 30, 2000 and 1999 are summarized as follows:

                                                              2000                                    1999
                                                --------------------------------------    -------------------------------
                                                                           Weighted                           Weighted
                                                                            Average                           Average
       Maturing Within Fiscal Year                                         Interest                           Interest
       Ending September 30,                       Amount                     Rate          Amount               Rate
       2000                                     $           --               --           $     10,300,000         5.40 %
       2001                                         27,200,000             6.59 %                3,300,000         5.81
       2002                                         12,100,000             6.75                  4,500,000         5.99
       2003                                          8,800,000             6.99                    500,000         6.57
       2004                                          3,000,000             7.09                         --           --
       2005                                          2,000,000             7.48                         --           --
       2009 (callable in 2004)                      10,000,000             5.92                 10,000,000         5.92
       2010 (callable in 2001)                       3,000,000             6.12                         --           --
                                                --------------                            ----------------

                                                $   66,100,000             6.60 %         $     28,600,000         5.74 %
                                                ==============                            ================

The Bank has the ability to borrow funds from the FHLB of Des Moines under a blanket agreement which assigns all investments in FHLB of Des Moines stock as well as qualifying first mortgage loans equal to 125% of the outstanding balance as collateral to secure the amounts borrowed. At September

    30, 2000, the Bank had approximately $62,289,000 in borrowing capacity available to it under the above-mentioned borrowing arrangement.

 9. NOTE PAYABLE

    At September 30, 2000, the Company had a short-term note payable in the amount of $12,500,000 at a rate of 9% which was obtained to fund the payment of the $4.00 per share cash distribution (see Note 16). This note was repaid on October 13, 2000.

10. INCOME TAXES

    Income tax (benefits) expense for the years ended September 30, 2000, 1999 and 1998 is summarized as follows:

                                       2000        1999        1998

       Current                   $  1,334,471  $ 1,428,142  $ 1,045,951
       Deferred                      (175,107)    (176,481)     (56,124)
                                 ------------  -----------  -----------
          Total                  $  1,159,364  $ 1,251,661  $   989,827
                                 ============  ===========  ===========

     Income tax expense for the years ended September 30, 2000, 1999 and 1998 differs from that computed at the Federal statutory rate of 34 percent as follows:

                                           2000                   1999                         1998
                                   --------------------    --------------------         --------------------
                                     Amount         %         Amount        %            Amount        %
       Tax at statutory Federal
          income tax rate          $   777,174     34.0 %  $ 1,150,693     34.0 %       $ 963,771     34.0 %
       Increase (decrease)
          resulting from:
           Esop adjustment             308,167     13.5
           State taxes                  95,721      4.2        100,505      3.0            44,858      1.6
           Other                       (21,698)    (1.0)           463                    (18,802)    (0.7)
                                   -----------    -----    -----------    -----         ---------    -----
               Total               $ 1,159,364     50.7 %  $ 1,251,661     37.0 %       $ 989,827     34.9 %
                                   ===========    =====    ===========    =====         =========    =====

The components of deferred tax assets and liabilities, which are included in other assets in the consolidated balance sheets, at September 30, 2000 and 1999 are as follows:

                                                                                     2000             1999
          Deferred tax assets:
             Bad debt reserve                                                  $     424,647      $   446,767
             Deferred loan fees                                                            -           10,702
             Premises and equipment                                                  254,405          272,946
             Management Recognition and Development Plan stock awards                 93,810           34,040
             Supplemental retirement plan                                             96,297           92,038
             Unrealized losses on securities available-for-sale                      141,743          138,228
             Other                                                                    53,084           32,927
                                                                               -------------      -----------
               Total deferred tax assets                                           1,063,986        1,027,648

          Deferred tax liabilities:
             FHLB stock dividends                                                    144,587          130,481
                                                                               -------------      -----------
               Total deferred tax liabilities                                        144,587          130,481
                                                                               -------------      -----------
          Net deferred tax assets                                              $     919,399      $   897,167
                                                                               =============      ===========

11.   STOCKHOLDERS' EQUITY

      During fiscal 2000, the Company paid quarterly cash dividends on common stock of $0.09 per share on October 19, 1999, January 18, 2000, April 24, 2000 and July 19, 2000. In addition, a special cash distribution in the amount of $4.00 per share was paid on September 1, 2000 (see Note 16).

      During fiscal 1999, the Company paid quarterly cash dividends on common stock of $0.09 per share on January 21, 1999, April 20, 1999 and July 20, 1999.

      During fiscal 2000, the Company repurchased 756,410 shares of its own stock with a total value of $8.7 million at the time of repurchases. Subsequent to September 30, 2000, the Company repurchased 136,758 shares of its own stock with a total value of $1.4 million through December 11, 2000. During fiscal 1999, 198,000 shares were repurchased with a total value of $2.3 million at the time of repurchase.

 12.  OTHER NON-INTEREST INCOME

      There were no significant other income items in the year 2000. In 1999, the Bank sold their property and casualty insurance operations as well as servicing rights on a portfolio of $29.8 million of Ginnie Mae loans. The Bank recognized gains of approximately $294,000 in connection with the transactions which are reflected in the financial statements as other income.

13.   REGULATORY CAPITAL REQUIREMENTS

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

Quantitative measures that have been established by regulation to ensure capital adequacy require the Bank to maintain minimum capital amounts and ratios (set forth in the table below). The Bank's primary regulatory agency, the OTS, requires that the Bank maintain minimum ratios of tangible capital (as defined in the regulations) of 1.5%, core capital (as defined) of 3% and total risk-based capital (as defined) of 8%. The Bank is also subject to prompt corrective action capital requirement regulations set forth by the FDIC. The FDIC requires the Bank to maintain minimum of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of September 30, 2000, that the Bank meets all capital adequacy requirements to which it is subject.

As of September 30, 2000 and 1999, the most recent notification from the OTS categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized" the Bank must maintain minimum total risk-based, Tier I risk-based, Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.


                                                                                                         To be Categorized as
                                                                                                          "Well Capitalized"
                                                                                                             Under Prompt
                                                                                       For Capital        Corrective Action
                                                                    Actual          Adequacy Purposes        Provisions
                                                            -------------------    -------------------   --------------------
(Dollars in thousands)                                        Amount      Ratio     Amount       Ratio   Amount       Ratio
As of September 30, 2000:
   Tangible capital (to total assets)                       $  41,433    14.79%    $  4,203      1.50%       N/A        N/A
   Core capital (to total assets)                              41,433    14.79%       8,413      3.00%       N/A        N/A
   Total risk-based capital (to risk-weighted assets)          42,796    24.31%      14,084      8.00%   $17,606      10.00%
   Tier I risk-based capital (to risk-weighted assets)         41,433    23.53%         N/A       N/A     10,563       6.00%
   Tier I leverage capital (to average assets)                 41,433    16.53%         N/A       N/A     12,533       5.00%

As of September 30, 1999:
   Tangible capital (to total assets)                       $  39,598    16.94%    $  3,505      1.50%       N/A        N/A
   Core capital (to total assets)                              39,598    16.94%       7,018      3.00%       N/A        N/A
   Total risk-based capital (to risk-weighted assets)          40,565    29.07%      11,163      8.00%   $13,954      10.00%
   Tier I risk-based capital (to risk-weighted assets)         39,598    28.38%         N/A       N/A      8,372       6.00%
   Tier I leverage capital (to average assets)                 39,598    18.51%         N/A       N/A     10,695       5.00%

     A reconciliation at September 30, 2000 of the Bank's stockholders' equity and regulatory risk-based capital follows (dollars in thousands):

        Stockholders' equity                                        $ 41,214
        Add: Unrealized (gains) losses on available for sale
             securities                                                  219
                                                                     -------

        Tangible capital                                               41,433
        General valuation allowances                                    1,363
                                                                      -------

        Regulatory risk-based capital                                $ 42,796
                                                                      =======

     The Bank cannot pay cash dividends in excess of the higher of (i) net income to date during the calendar year plus one-half of surplus capital over regulatory capital or amounts which would result in the Bank not maintaining adequate capital requirements imposed by the OTS or (ii) 75% of net income over the most recent four-quarter period. In addition, the Bank is prohibited from paying cash dividends if the effect thereof would be to reduce the regulatory capital of the Bank below the amount required for the liquidation account that the Bank established in connection with the consummation of the reorganization on December 2, 1998. Subsequent to fiscal year end September 30, the Bank requested and received regulatory approval to pay a $15.5 million dividend to the parent holding company, which was used to repay the short-term note payable (see Note 9) obtained to fund the $4.00 per share cash distribution (see Note 16).

14.  EMPLOYEE BENEFITS

     The 1994 Management Recognition and Development Plan ("MRDP") was adopted on January 18, 1995. The MRDP is administered by the Board of Directors of the Bank. Collectively, the Board reserved 24,000 shares (or 39,859 shares after conversion) of the Bank's common stock for award pursuant to the MRDP, all of which have been awarded and will vest over a five-year period beginning on January 18, 1995. The value of the common stock contributed to the MRDP is being amortized to compensation expense over the vesting period. Such compensation expense amounted to $18,400, $55,200 and $55,200 during the years ended September 30, 2000, 1999 and 1998, respectively. On January 21, 2000, shareholders approved a Management Recognition and Development Plan ("MRDP") granting up to 116,380 shares of restricted stock all of which have been awarded. The restricted stock awards vest over a five-year period beginning January 21, 2001. The 116,380 shares of stock were issued from Treasury Stock on the dates of the grants. The Company recorded one stock award of 109,397 shares at market value ($10.69 per share), and another 6,983 shares at market value ($13.06) as unearned MRDP shares in stockholder's equity and will amortize the unearned MRDP shares to compensation expense over the vesting period. Such compensation expense was $192,006 for the year ended September 30, 2000.

     In addition, as a result of the declaration of a special $4.00 per share cash dividend (see Note 16), dividends of approximately $465,000 were paid on unvested shares included in the Company's MRDP, and were accounted for as compensation expense for the year ended September 30, 2000. Subsequent to the payment date, unearned MRDP was reduced with a corresponding adjustment to additional paid-in capital, to reflect the proportionate reduction in the value of the shares held by the Plan.

     During 1996, the Bank executed a Supplemental Retirement Benefit agreement for its then chief executive officer. Under the terms of the agreement, the officer is to receive $2,473 monthly, commencing upon retirement, for a total of 15 years. The net present value of these payments is reflected in other liabilities and totaled $235,000 and $249,000 at September 30, 2000 and 1999,
   respectively. Compensation expense under this plan totaled $18,300, $19,100 and $29,400 for the years ended September 30, 2000, 1999 and 1998, respectively.

   Substantially all full-time salaried employees are included in a trusteed, defined benefit pension plan. The benefits contemplated by the plan are funded through payments to the Pentegra Group, which operates as a multiemployer plan. Statement of Financial Accounting Standards No. 87 ("SFAS 87") Employers Accounting for Pensions requires that an employer participating in a multiemployer plan recognize as net pension cost the amount of the required contribution for the period and as a liability the amount of any contributions which are due and unpaid. During the years ended September 30, 2000, 1999 and 1998, the Bank was not required to make any contributions to the plan because it was fully funded and accordingly, no pension expense was recorded. At September 30, 2000, the Bank had no liability for contributions due and unpaid.

   The Bank maintains a 401(k) savings plan for eligible employees. In 2000, 1999 and 1998, the Bank matched 50% of each participant's contribution up to a maximum of 4%. The Bank's contributions to this plan were approximately $45,500, $46,800 and $42,900 for the years ended September 30, 2000, 1999 and
   1998, respectively.

   The Company has entered into three-year employment agreements with certain members of management. Under the agreements, the Bank will pay the members their initial base salaries which may be increased at the discretion of the Board of Directors. Additionally, the agreements provide for severance payments if employment is terminated following a change in control. These payments will be equal to 2.99 times their average annual compensation paid during the five years immediately preceding the change in control.

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

   On January 18, 1995, the Board of Directors established the Stock Option Plan (the "Plan") and reserved 99,648 shares of the Bank's common stock to be awarded under the Plan. On January 25, 1995, the Board granted 82,708 shares to certain officers, employees and directors at an exercise price of $5.42 per share (market value at date of grant). The remaining 16,940 shares were granted during 1998 to certain officers and directors at a current exercise price of $11.69 per share (market value at date of grant). These options vest 20% each year from the date of grant and expire no later than ten years from the date of grant. On January 21, 2000, as a result of shareholder approval on that date of Stock-Based Incentive Plan, the Company granted options to purchase 258,979 shares of Company stock at an exercise price of $8.10 per share (market value at date of grant) to officers and directors of the Company and the Bank. The 2000 year plan options vest 33.3% each year from the date of grant and expire no later than ten years from the date of grant. The current exercise prices for all options were adjusted subsequent to the special $4.00 cash distribution to reflect the proportional change in values that resulted from the special cash dividend (see Note 16).

In connection with the reorganization from the mutual holding company form of organization, the Company assumed the Plan and all outstanding options and shares of Pulaski Bank were converted into $.01 par value shares of Pulaski Financial Corp. based on 1.6608 exchange ratio. A summary of the status of the Company's stock option plan for the years ended September 30 and reflecting the Conversion is as follows:

                                                                Remaining
                                                Exercise       Contractual     Exercisable        Outstanding
                                                  Price            Life          Shares              Shares
     September 30, 1998                       $    5.42            7.33          29,961              81,379
        Granted                                   11.69                           6,776              16,940
        Exercised                                  5.42                                             (18,335)
                                                                                                    -------

     September 30, 1999                            5.42            6.33          39,517              63,044
                                                  11.69            6.33          10,164              16,940
        Exercised                                  5.42                                              (6,985)
                                                                                                    -------

     September 30, 2000                            5.42            5.33          33,820              56,059
                                                  11.69            5.33          13,552              16,940
        Granted                                    8.10            9.33                             290,950
        Exercised                                  5.42                                             (22,239)
                                                                                                    -------

          Total                                                                                     341,710
                                                                                                    =======

The pro forma effects of applying the fair value approach in accordance with SFAS 123 is required for those entities which elect to continue following the guidance of Accounting Principles Board Opinion No. 25, and is applicable for awards granted subsequent to October 1, 1995. Consequently, pro forma results are not required for the shares granted on January 25, 1995. During 1999, the pro forma effects on net income and earnings per share for the shares granted during 1998 were not material.

The Company applies Accounting Principles Board Opinion ("APB") No. 25 in accounting for its stock option plan, under which no compensation cost has been recognized for stock option awards. Had compensation cost for the stock option plan been determined in accordance with the fair value accounting method prescribed under SFAS 123, "Accounting for Stock-Based Compensation," the Company's net income and net income per share on a pro forma basis would have been as presented in the following table. Dollar amounts are expressed in thousands, except per share data.


                                                       Year Ended September 30,
                                                                       2000
                                                                    ------------
     Net Income:
        As reported                                                  $ 1,126,440
        Pro forma                                                      1,086,258
     Basic earnings per share:
        As reported                                                         0.34
        Pro forma                                                           0.33
     Diluted earnings per share:
        As reported                                                         0.34
        Pro forma                                                           0.33

     For purposes of computing the pro forma effects of stock option grants under the fair value accounting method, the fair value of each stock option grant was estimated on the date of the grant using the Black-Scholes option-pricing model. The following assumptions for fiscal 2000 were used for the grants:

                                                             2000

       Risk free interest rate                               5.85%
       Expected volatility                                  48.42%
       Expected life                                         6.5 years
       Dividend yield                                        3.13%

     Effective January 1, 1998, the Bank established a tax-deferred stock bonus plan known as the Employee Stock Ownership Plan (the "ESOP") for all eligible employees. In connection with the Conversion and Reorganization on December 2, 1998, 232,760 shares were purchased by the ESOP at $10 a share through an internal loan from the Company. The shares are allocated on an annual basis to each participant in an amount that is equivalent to the ratio of each participant's salary to that of the total payroll for each year ended December 31. The unallocated shares are released on a quarterly basis over the 15-year repayment term of the internal ESOP loan. As the shares are released, compensation expense is recognized equal to the fair value of the shares. In 2000, compensation expense under the plan was approximately $1,063,000. At September 30, 2000, the status of the ESOP shares was as follows:

                                                       2000          1999

       Allocated shares                             $  19,397    $   3,879
       Released shares                                 94,062       11,637
       Unallocated and unreleased shares              119,301      217,244
                                                    ---------    ---------
            Total ESOP shares                       $ 232,760    $ 232,760
                                                    =========    =========

15.  RECONCILIATION OF BASIC EARNINGS PER SHARE TO DILUTED EARNINGS PER SHARE

     Basic earnings per share is computed using the weighted average number of common shares outstanding. The dilutive effect of potential common shares outstanding is included in diluted earnings per share. The computations of basic and diluted earnings per share are presented in the following table. Dollar amounts are expressed in thousands, except per share data.

                                                       Years Ended September 30,
                                                          2000     1999   1998
                                                      -----------  -----  -----

       Net income                                     $ 1,126,440   n/m    n/m

       Weighted average shares outstanding - basic      3,290,833   n/m    n/m
       Common stock equivalents                            33,513   n/m    n/m
                                                      -----------
       Weighted average shares outstanding - diluted    3,324,346   n/m    n/m
                                                      ===========
       Earnings per share:
          Basic                                       $      0.34   n/m    n/m
          Dilutive                                           0.34   n/m    n/m

    The dilutive impact presented above consist of stock options granted to employees as incentive stock options under Section 442A of the Internal Revenue Code as amended (see Note 14). Earnings per share for the years ended September 30, 1999 and 1998 are not presented as such presentation would not be meaningful due to the stock reorganization from the mutual holding company form of organization which was completed on December 2, 1998.

16. DECLARATION OF $4.00 PER SHARE SPECIAL CASH DISTRIBUTION

    On March 31, 2000 the Board of Directors declared a special cash distribution in the amount of $4.00 per share. The dividend was paid on September 1, 2000. Under NASDAQ stock market rules, the ex-dividend date for the distribution is September 5, 2000. The portion of the special cash distribution treated as a return of capital was considered to be a reduction in the cost basis of each share and non-taxable to shareholders. As a result of the special cash distribution, it was determined that approximately 50% of dividends paid during the quarter ended December 31, 1999 would be non-taxable to shareholders and substantially, all of the dividends paid from January through September 2000 would be non-taxable.

    The total special cash distribution paid on September 1, 2000 amounted to $12.8 million, of which $853,452 was paid to the ESOP and utilized to pay down debt by the ESOP and $465,520 was paid on unvested MRDP shares. The pay-down of ESOP debt and simultaneous release of additional ESOP shares and the dividends paid on unvested MRDP shares resulted in additional compensation expense of approximately $1.4 million for the year ended September 30, 2000.

17. CONTINGENCIES

    The Company is a defendant in legal actions arising from normal business activities. Management, after consultation with general counsel, believes that the resolution of these actions will not have any material adverse effect on the Company's consolidated financial statements.

18. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

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

    At September 30, 2000, the Bank had commitments net of non-cash portion of refinanced loans to originate loans of approximately $5,708,000, of which approximately $4,650,000 were committed to be sold. Of the remaining $1,058,000 to be retained, $251,000 were at fixed rates. At September 30, 1999, the Bank had commitments net of non-cash portion of refinanced loans to originate loans of approximately $8,933,000, of which approximately $6,338,000 were committed to be sold. Of the remaining $2,595,000 to be retained, approximately $430,000 were at fixed rates. Additionally, the Bank had outstanding commitments to lend to borrowers under unused home equity lines of credit of $10,136,000 and $3,840,000 at September 30, 2000 and 1999, respectively.

    At September 30, 2000 and 1999, the Bank had commitments to sell loans on a best-efforts basis of $19,698,000 and $14,472,000, respectively, which includes $13,105,000 and $8,159,000, respectively, recorded in the financial statements as loans held for sale. Any unrealized loss on these commitment obligations are considered in conjunction with the Bank's lower of cost or market valuation on its loans receivable held for sale.

      Substantially all of the Bank's loans are to borrowers located in St. Louis, Missouri and the surrounding counties.

 19.  FAIR VALUE OF FINANCIAL INSTRUMENTS

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

      Approximate carrying values and estimated fair values at September 30, 2000 and 1999 are summarized as follows:

                                                                     2000                                1999
                                                       -------------------------------      -------------------------------
                                                        Approximate         Estimated        Approximate        Estimated
                                                         Carrying              Fair           Carrying            Fair
                                                           Value              Value             Value             Value
ASSETS:
   Cash and cash equivalents                           $  7,562,000       $  7,562,000      $  8,887,000       $  8,887,000
   Securities - HTM                                      13,634,000         13,615,000         9,010,000          9,002,000
   Securities - AFS                                       5,493,000          5,493,000         4,234,000          4,234,000
   Capital Stock of Federal Home Loan Bank                3,580,000          3,580,000         1,501,000          1,501,000
   Mortgage-backed and related securities - HTM           3,134,000          3,237,000         3,997,000          4,155,000
   Mortgage-backed and related securities - AFS          19,470,000         19,470,000        21,356,000         21,356,000
   Loans:
     Loans receivable held for sale                      14,374,000         14,634,000         8,159,000          8,256,000
     Loans receivable                                   209,919,000        207,666,000       181,533,000        179,783,000
   Federal funds sold and overnight deposits              3,800,000          3,800,000         5,400,000          5,400,000

LIABILITIES:

   Deposits                                             168,413,000        167,599,000       161,370,000        160,414,000
   Advances from Federal Home Loan Bank                  66,100,000         65,813,000        28,600,000         28,158,000
   Note payable                                          12,500,000         12,500,000                 -                  -

                                                                     2000                                1999
                                                       -------------------------------      -------------------------------
                                                          Contract           Estimated         Contract          Estimated
                                                             or              Unrealized           or             Unrealized
                                                          National              Gain           National             Gain
                                                           Amount              (Loss)           Amount             (Loss)
   Off-balance sheet financial instruments:
     Commitments to originate and
     purchase first and second mortgage
     loans                                               $  5,708                 -            $ 8,933                -
     Commitments to originate
     non-mortgage loans                                    10,136                 -              3,840                -

    The following methods and assumptions were used to estimate the fair value of the financial instruments:

    Cash and cash equivalents - The carrying amounts are at face value.

    Securities and Mortgage backed and Related Securities - Estimated fair values of securities and mortgage backed and related securities are based on quoted market prices and prices obtained from independent pricing services. If quoted market prices are not available, fair values are estimated using quoted market prices for similar instruments.

    Capital Stock of Federal Home Loan Bank - The carrying amount is equivalent to the face value.

    Loans Receivable Held for Sale - The estimated fair value of loans held for sale is determined based upon recent historic sales premiums.

    Loans Receivable - The fair value of loans receivable is estimated based on present values using applicable risk-adjusted spreads to the U. S. Treasury curve to approximate current interest rates applicable to each category of such financial instruments. No adjustment was made to the interest rates for changes in credit of performing loans for there are no known credit concerns. Management segregates loans in appropriate risk categories. Management believes that the risk factor embedded in the interest rates along with the general reserves applicable to the performing loan portfolio results in a fair valuation of such loans.

    Deposits - The estimated fair value of demand deposits and savings accounts is the amount payable on demand at the reporting date. The estimated fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows of existing advances using rates currently available on advances from Federal Home Loan Bank having similar characteristics.

    Advances from Federal Home Loan Bank - The estimated fair value of advances from Federal Home Loan Bank is determined by discounting the future cash flows of existing advances using rates currently available on advances from Federal Home Loan Bank having similar characteristics.

    Off-Balance Sheet Items - The estimated fair value of commitments to originate or purchase loans is based on the fees currently charged to enter into similar agreements and the difference between current levels of interest rates and the committed rates.

    The fair value estimates presented herein are based on pertinent information available to management as of September 30, 2000. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

20. PROSPECTIVE IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

    In June 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities-an Amendment of FASB Statement No.133 ("SFAS 138"). In June 1999, the FASB also issued Statement of Financial Accounting Standards No. 137, Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133 ("SFAS 137"). SFAS 137 defers the provisions of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133") until January 1, 2001. SFAS 133, as amended by SFAS 138, requires, among other things, that all derivatives be recognized in the consolidated balance sheets as either assets or liabilities and measured at fair value. The corresponding derivative gains and losses should be reported based upon the hedge relationship. If such a relationship exists, changes in the fair value of derivatives that are not designated as hedges or that do not meet the hedge accounting criteria in SFAS 133 are required to be reported in income. The adoption of this Statement is not expected to have a material impact on the Company's consolidated financial statements.

   In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB 101"). SAB 101 summarizes certain of the SEC's views in applying accounting principles generally accepted in the United States of America to revenue recognition in financial statements. The Company is required to adopt SAB 101 as of January 1, 2001. The Company is in the process of quantifying the impact, if any, of the requirements of SAB 101.

   In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This Statement replaces SFAS No.125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" and rescinds SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125." It revises the standards for accounting for securitizations and other transfer of financial assets and collateral and requires certain disclosures, but it carries over the majority of the provisions of SFAS No.
   125. This Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Those standards are based on consistent application of a financial-components approach that focuses on control. This Statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. This Statement is effective for recognition and reclassification of collateral and for disclosures relating to securitzation transactions and collateral for fiscal years ending after December 15, 2000. The Company does not believe that the implementation of this Statement will have a material effect on the Company's consolidated financial statements.

21. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

    The results of operations by quarter for 2000 and 1999 were as follows:

                                                   First             Second               Third             Fourth
          September 30, 2000                      Quarter            Quarter              Quarter           Quarter
          Interest income                      $  4,202,418      $   4,368,732      $    4,647,575     $   5,074,620
          Interest expense                        2,003,260          2,130,798           2,420,234         2,931,878
          Net interest income                     2,199,158          2,237,934           2,227,341         2,142,742
          Provision for loan losses                 127,074             71,568             164,783           135,974
          Net interest income after
             loan loss provision                  2,072,084          2,166,366           2,062,558         2,006,768
          Non interest income                       618,751            547,394             854,517         1,141,405
          Non interest expense                    1,809,094          3,355,116           1,880,388         2,139,440
          Income before taxes                       881,741           (641,356)          1,036,687         1,008,733
          Income taxes                              315,572            104,005             366,557           373,231
          Net income                                566,169           (745,361)            670,130           635,502
          Earnings per share - basic                   0.16              (0.22)               0.20              0.20
          Earnings per share - diluted                 0.16              (0.22)               0.20              0.20
          Weighted average shares
             outstanding - basic                  3,476,880          3,378,878           3,218,301         3,089,418
          Weighted average shares
             outstanding - diluted                3,495,842          3,396,462           3,259,499         3,145,659

          September 30, 1999

          Interest income                      $  3,624,744      $   3,695,783      $    3,855,765     $   4,081,245
          Interest expense                        1,856,542          1,701,219           1,759,584         2,005,514
          Net interest income                     1,768,202          1,994,564           2,096,181         2,075,731
          Provision for loan losses                  39,582             43,832              60,739           120,783
          Net interest income after
             loan loss provision                  1,728,620          1,950,732           2,035,442         1,954,948
          Non interest income                       502,634            505,176             519,780           747,846
          Non interest expense                    1,453,534          1,610,580           1,616,723         1,879,950
          Income before taxes                       777,720            845,328             938,499           822,845
          Income taxes                              288,837            315,254             363,607           283,963
          Net income                                488,883            530,074             574,892           538,882
          Earnings per share - basic                    N/M               0.14                0.15              0.15
          Earnings per share - diluted                  N/M               0.14                0.15              0.15
          Weighted average shares
             outstanding - basic                        N/M          3,736,665           3,743,244         3,631,283
          Weighted average shares
             outstanding - diluted                      N/M          3,757,902           3,759,960         3,651,035

22.  CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS.

     The following table presents the condensed balance sheets, condensed statements of income and cash flows of the Company for the years ended September 30, 2000 and 1999.

          ASSETS:
             Cash and cash equivalents                                               $    1,008,475       $    5,603,971
             Investment in Bank                                                          41,312,018           39,379,328
             Investment and mortgage-backed securities                                    1,826,611            4,880,556
             Other assets                                                                    76,622               40,988
                                                                                     --------------       --------------

                  TOTAL ASSETS                                                       $   44,223,726       $   49,904,843
                                                                                     ==============       ==============
          LIABILITIES:
             Dividends payable                                                       $      205,211       $            -
             Other borrowed money                                                        12,500,000
             Other liabilities                                                              224,037                    -
                                                                                     --------------       --------------

                  TOTAL LIABILITIES                                                      12,929,248                    -
                                                                                     --------------       --------------

          STOCKHOLDERS' EQUITY                                                           31,294,478           49,904,843
                                                                                     --------------       --------------

          TOTAL LIABILITIES & STOCKHOLDERS' EQUITY                                   $   44,223,726       $   49,904,843
                                                                                     ==============       ==============

          Condensed Statements of Income                                                   2000                 1999

          INTEREST INCOME                                                            $      335,303       $      491,416

          INTEREST EXPENSE                                                                   93,750                    -
                                                                                     --------------       --------------
          NET INTEREST INCOME                                                               241,553              491,416

          NONINTEREST EXPENSE                                                               253,674              145,901
                                                                                     --------------       --------------
          (Loss) income before income taxes and equity in earnings of
           Bank                                                                             (12,121)             345,515

          INCOME TAXES (BENEFIT) PROVISION                                                   (4,485)             129,431
                                                                                     --------------       --------------
           Net (loss) income before equity in earnings of Bank                               (7,636)             216,084

          EQUITY IN EARNINGS OF BANK                                                      1,134,076            1,916,648
                                                                                     --------------       --------------
          NET INCOME                                                                 $    1,126,440       $    2,132,732
                                                                                     ==============       ==============

Condensed Statements of Cash Flows                                              2000                1999
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                                $  1,126,440        $  2,132,732
  Adjustments to reconcile net income to net cash from
     operating activities:
      Equity in earnings of Bank                                              (1,134,076)         (1,916,648)
      Net change in other assets and liabilities                                 393,614             (40,988)
      Premium discount amortization                                              (69,698)            (54,995)
                                                                            ------------        ------------
        Net cash from operating activities                                       316,280             120,101
                                                                            ------------        ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Investment in Bank                                                                  -         (12,670,431)
   Dividend upstream from Bank                                                   300,000
   Purchase of investments                                                    (1,751,488)         (4,899,769)
   Proceeds from maturities of investments                                     4,750,000
   Principal payments on mortgage-backed securities                              115,085              48,347
                                                                            ------------        ------------
        Net cash from investing activities                                     3,413,597         (17,521,853)
                                                                            ------------        ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from other borrowings                                             12,500,000                   -
   Payments received from loan to ESOP                                           923,968
   Payment from subsidiary related to MRDP shares                                192,006              55,200
   Common stock issued under stock option plan                                   159,008          26,602,287
   Special return of capital ($4.00 per share)                               (12,338,860)
   Payments to acquire treasury stock                                         (8,700,132)         (2,322,004)
   Dividends paid                                                             (1,061,363)         (1,329,760)
                                                                            ------------        ------------

        Net cash from financing activities                                    (8,325,373)         23,005,723
                                                                            ------------        ------------
NET (DECREASE) INCREASE IN CASH AND
  CASH EQUIVALENTS                                                            (4,595,496)          5,603,971

CASH AND CASH EQUIVALENTS AT BEGINNING OF
  YEAR                                                                         5,603,971                   -
                                                                            ------------        ------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                    $  1,008,475        $  5,603,971
                                                                            ============        ============

                               *  *  *  *  *  *

                           Common Stock Information

The common stock of the Company trades on the Nasdaq National Market under the symbol "PULB". There are approximately 1,853 stockholders of record of the Company, including brokers or other nominees.

The following table sets forth market price and dividend information for the Company's common stock for fiscal year 2000 and 1999.

     Fiscal 2000             High               Low               Dividend

First Quarter            $ 11.50            $  9.63         $ .09/per share

Second Quarter           $ 11.38            $  9.50         $ .09/per share

Third Quarter            $ 12.25            $ 10.88         $ .09/per share

Fourth Quarter           $ 14.00            $  9.44 (1)     $4.09/per share

(1) The Company's common stock price experienced its fourth quarter low subsequent to the $4.00 return of capital on September 1, 2000

    Fiscal 1999              High               Low               Dividend

First Quarter (1)        $ 10.84            $ 9.38          $.09/per share

The ability of the Company to pay dividends depends primarily on the Bank's ability to pay dividends. For a discussion of the restrictions on the Bank's ability to pay dividends, see Note 13 in Notes to Consolidated Financial Statements.

(1) The Company's common stock began trading on December 3, 1998.

                             Directors and Officers


Directors                                                 Officers
William A. Donius                                         William A. Donius
Chairman, President and Chief Executive Officer           Chairman, President and Chief Executive Office

Thomas F. Hack                                            Thomas F. Hack
Chief Financial Officer                                   Chief Financial Officer

E. Douglas Britt                                          Daniel N. Dean
Retired Thrift Executive                                  Chief Lending Officer

Garland A. Dorn                                           Beverly M. Kelley
President and Chief Executive Officer of Diagnostic       Senior Vice President
Rehabilitation Systems, Inc.

Robert A. Ebel                                            Christopher K. Reichert
Chairman of the Board of Universal Printing Co.           Senior Vice President

Dr. Edward J. Howenstein
Retired Dentist

Emeritus Director

Walter A. Donius

Advisory Director

Stanley J. Bradshaw

                             Corporate Information


Corporate Headquarters

 12300 Olive Boulevard
 St. Louis, Missouri

Independent Auditors

 Deloitte & Touche LLP
 St. Louis, Missouri

General Counsel

 Kappel, Neill and Wolff LLC
 St. Louis, Missouri

Special Securities Counsel

 Muldoon Murphy & Faucette LLP
 Washington, D.C.

Counsel

 Armstrong Teasdale LLP
 St.Louis, Missouri

                                 Annual Meeting

The annual meeting of the stockholders will be held Thursday, February 15, 2001 at 2:00 p.m., Central Time, at The Saint Louis Art Museum (rear entrance), 1 Fine Arts Boulevard, Forest Park, St. Louis, Missouri.