Form 10-K405, Exhibit 13
period 2001-09-30
PULASKI FINANCIAL CORP
filed 2001-12-27
CIK 1062438

                                                                      EXHIBIT 13

                  --------------------------------------------

                             Pulaski Financial Corp.

                             2001 Annual Report

Table of Contents
--------------------------------------------------------------------------------

                                                                                              Page
Business of the Company                                                                         1

Selected Consolidated Financial Information                                                    2-3

Management's Discussion and Analysis of Financial Condition and Results of Operations         4-20

Independent Auditors' Report                                                                   21

Consolidated Financial Statements                                                             22-27

Notes to Consolidated Financial Statements                                                    28-53

Common Stock Information                                                                       54

Directors and Officers                                                                         55

Corporate Information                                                                          56

Annual Meeting                                                                                 56

                             Business of the Company

Pulaski Financial Corp. (the "Company") is the holding company for Pulaski Bank (the "Bank"). The primary business of the Company is the management of the business and affairs of the Bank. Accordingly, the information set forth in this report, including the consolidated financial statements and related financial data, relates primarily to the Bank.

The Bank is a community-oriented retail financial institution that provides traditional banking services within the Missouri counties of St. Louis, St. Charles, Franklin and Jefferson, and the City of St. Louis. The Bank is engaged primarily in the business of attracting deposits from the general public and using these and other funds to originate one- to four-family residential mortgage loans, home equity loans and consumer loans within the Bank's lending market area. The Bank is an approved lender/servicer for the Federal Housing Administration ("FHA") and the Veterans Administration ("VA"), as well as for the Missouri Housing Development Commission (a government agency established to provide home buying opportunities for lower income first time home buyers) ("MHDC").

The Bank is regulated by the Office of Thrift Supervision ("OTS"), its primary federal regulator, and the Federal Deposit Insurance Corporation ("FDIC"), the insurer of its deposits. The Bank's deposits are federally insured by the FDIC under the Savings Association Insurance Fund ("SAIF"). The Bank is a member of the Federal Home Loan Bank ("FHLB") System, America's Community Bankers ("ACB"), the Missouri Banker's Association and the Mortgage Banker's Association of St. Louis.

Selected Consolidated Financial Information

The following tables set forth certain information concerning the consolidated financial position, consolidated data from operations and performance ratios for the Company at the dates and for the years indicated.

                                                                                At September 30,
                                                         ----------------------------------------------------------------
                                                           2001          2000          1999          1998          1997
FINANCIAL CONDITION DATA                                                           (In thousands)
Total assets                                             $288,784      $283,120      $243,974      $193,208      $179,419
Loans receivable, net                                     204,115       209,919       181,533       141,769       130,359
Loans receivable held for sale                             38,087        14,374         8,159        13,442        14,384
Non-mortgage related securities                             5,962        19,128        13,244        21,158        16,068
Capital stock of Federal Home Loan Bank                     3,960         3,580         1,501         1,423         1,638
Mortgage-backed and related securities                     11,305        22,604        25,353         6,900         6,362
Cash and cash equivalents                                  13,048         7,562         8,887         3,047         6,248
Deposits                                                  189,710       168,413       161,371       156,235       148,672
Advances from Federal Home Loan Bank                       55,000        66,100        28,600         1,900         2,200
Stockholders' equity                                       31,007        31,200(1)     49,905        25,213        23,858

                                                                            Years Ended September 30,
                                                         ----------------------------------------------------------------
                                                            2001         2000         1999          1998          1997
OPERATING DATA                                                                    (In thousands)
Interest income                                          $ 20,157      $ 18,310      $ 15,258      $ 13,602      $ 13,383
Interest expense                                           11,453         9,503         7,323         7,142         6,985
                                                         --------      --------      --------      --------      --------
Net interest income                                         8,704         8,807         7,935         6,460         6,398
Provision for loan losses                                     752           499           265           209           169
                                                         --------      --------      --------      --------      --------
Net interest income after provision for loan losses         7,952         8,308         7,670         6,251         6,229
Non-interest income                                         5,763         3,162         2,275         1,691         1,016
Compensation expense-special dividend                           -         1,372             -             -             -
Non-interest expense                                        8,802         7,812         6,560         5,107         4,298
                                                         --------      --------      --------      --------      --------
Income before income taxes                                  4,913         2,286         3,385         2,835         2,947
Income taxes                                                1,767         1,160         1,252           990         1,024
                                                         --------      --------      --------      --------      --------
Net income                                               $  3,146      $  1,126      $  2,133      $  1,845      $  1,923
                                                         ========      ========      ========      ========      ========
Net income per common share - Basic                      $   1.10      $   0.34           N/M (2)       N/M (2)       N/M (2)
                                                         ========      ========      ========      ========      ========
Net income per common share - Diluted                    $   1.07      $   0.34           N/M (2)       N/M (2)       N/M (2)
                                                         ========      ========      ========      ========      ========

(1) After the effect of $11.5 million related to the cash distribution of $4.00 per share paid on September 1, 2000.

(2) Not meaningful due to the reorganization from the mutual holding company format, which took place on December 2, 1998.

                                                                                               At September 30,
                                                                         --------------------------------------------------------
OTHER DATA                                                                 2001         2000         1999       1998       1997
Number of:
  Real estate loans outstanding                                            2,723       2,804         2,623      2,729     2,921
  Consumer loans (includes home equity)                                    3,203       2,997         2,984      1,251       434
  Deposit accounts                                                        25,177      23,174        21,297     18,581    16,047
  Full service offices                                                         5           5             4          5         5

                                                                                   At or For the Years Ended September 30,
                                                                         --------------------------------------------------------
KEY OPERATING RATIOS                                                       2001         2000          1999       1998      1997
Return on average assets (net income divided by average assets)             1.12%       0.44%         0.96 %     1.00 %    1.08 %

Return on average equity (net income divided by average equity)            10.05%       2.81%         4.52 %     7.49 %    8.28 %

Average equity to average assets                                           11.12%      15.59%        21.23 %    13.35 %   12.98 %

Interest rate spread (difference between average yield on interest-
  earning assets and average cost of interest-bearing liabilities)          2.72%       2.79%         2.76 %     3.02 %    3.08 %

Net interest margin (net interest income as a percentage of
 average interest-earning assets)                                           3.23%       3.57%         3.70 %     3.63 %    3.69 %

Dividend payout ratio                                                      26.17%      98.53%          N/M(1)     N/M(1)    N/M(1)

Non-interest expense to average assets                                      3.12%       3.58%(2)      2.97 %     2.77 %    2.40 %

Average interest-earning assets to average interest-bearing liabilities   112.16%     120.31%       127.51 %   115.14 %  115.17 %

Allowance for loan losses to total loans at end of period                   0.76%       0.61%         0.52 %     0.49 %    0.42 %

Allowance for loan losses to nonperforming loans                           81.67%      70.89%        69.88 %    64.88 %   49.04 %

Net charge-offs to average outstanding loans during the period              0.12%       0.06%         0.02 %     0.04 %    0.02 %

Nonperforming assets to total assets                                        0.78%       0.69%         0.67 %     0.67 %    0.70 %

     (1) For the year ended September 30, 2000, ratio includes special cash distribution of $4.00 per share paid on September 1, 2000. Ratio is not considered meaningful for the years ended September 30, 1999, 1998 and 1997, due to the reorganization from the mutual holding company form of organization, which took place on December 2, 1998.

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

This report contains certain "forward-looking statements" within the meaning of the federal securities laws, which are made in good faith pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts, rather statements based on Pulaski Financial Corp.'s current expectations regarding its business strategies, intended results and future performance. Forward-looking statements are preceded by terms such as "expects," "believes," "anticipates," "intends" and similar expressions.

Management's ability to predict results or the effect of future plans or strategies is inherently uncertain. Factors which could affect actual results include interest rate trends, the general economic climate in the market area in which Pulaski Financial Corp. operates, as well as nationwide, Pulaski Financial Corp.'s ability to control costs and expenses, competitive products and pricing, loan delinquency rates and changes in federal and state legislation and regulation. These factors should be considered in evaluating the forward-looking statements and undue reliance should not be placed on such statements. Pulaski Financial Corp. assumes no obligation to update any forward-looking statements.

Operating Strategy

The Company operates as a progressive, community-oriented unitary thrift holding company. Its business consists primarily of the operation of its wholly owned subsidiary - Pulaski Bank. The Bank differentiates itself in the St. Louis market with its consumer/retail focus, while most banks in the market are focused on commercial business. The Bank attracts deposits from the general public to finance one-to-four family residential mortgage loans, home equity and consumer loans originated by the Bank. Since the Bank became a publicly held company in 1994, management has implemented strategies designed to enhance the earnings of the Bank while maintaining its strong capital position. In addition, the Bank strives to provide superior service to its customers.

The Bank's current strategy is to lower funding costs, increase fee income, improve operational efficiencies and add higher yielding assets to the balance sheet with the goal of growing earnings. A cornerstone product of this strategy is the "High Performance Checking Account". The goals of the multi-faceted marketing campaign are to: (1) increase both the number and percentage of transaction accounts to total deposits, thereby decreasing the Bank's cost of funds, (2) increase fee income through service charges and miscellaneous fees levied on checking accounts and (3) add new customer relationships to the Bank, providing a larger customer base for additional product sales.

The Bank has taken steps to enhance fee income by structuring its lending department to function as both a portfolio lender and as a mortgage broker to benefit from the fee income produced by selling loans into the secondary market. Most of the gains in this area have been in the loans sold to the secondary market on a servicing released basis. This practice increases the Bank's lending capacity and allows the Bank to more effectively manage its profitability since it is not required to predict the prepayment, credit or interest rate risks associated with retaining either the loan or the servicing asset. This strategy also allows the Bank to be selective in its growth of portfolio loans by selecting the most attractive investments. The Bank's controlled risk strategy has allowed us to optimize the yield/risk tradeoff on these portfolio loans. In early 1999, the Bank began to offer a home equity line product that is offered in conjunction with the first mortgage loan at the point of sale. The Bank is attempting to leverage off of the relatively large number of first mortgages it is originating by offering a second, relationship-oriented product in tandem with the first mortgage origination. The home equity product is tied to the prime rate, after an initial six-month teaser rate, allowing for a higher earning portfolio asset and better interest rate risk management.

The Bank has also taken steps to increase net interest income by utilizing a plan designed to lower funding costs on deposits. The pricing strategy reduces costs from renewing certificates of deposits through disciplined use of a pricing model that allows the Bank to evaluate all pricing decisions for depository products on a return on equity basis. The Bank's strategy includes the use of an MCIF (master customer information file) and a "President's Circle" program to carefully evaluate customer activities with the objective of both optimizing customer relationships and minimizing customer withdrawals. The pricing strategy effects were impacted by increased borrowings and growth in interest-bearing deposits. The Bank successfully initiated an advertising campaign, "the Big Bertha Money Market Account", to attract retail deposits into money market accounts. Since loan demand far exceeds our current ability to generate an equal amount of retail deposits, the Bank has deployed state of the art pricing models for both deposit and lending pricing. The models assist management in originating higher loan volumes while meeting targeted returns on equity.

The Bank has upgraded its retail delivery infrastructure to make it is easier for customers to do business with the Bank as well as attract new customers to the Bank. These steps include the purchase of a former Bank of America office across the street from our previous Bayless office location. In fiscal 2000, the Bank added a new branch office in a more dynamic growth area in St. Charles County, Missouri, and expanded the parking and drive-up facilities at its largest branch in the revitalized South City section of St. Louis. The Bank has deployed a model to provide for more efficient staffing decisions in the branch offices. The model integrates historical retail bank transaction levels with industry specific time and motion studies to predict desired staffing levels in each of the branches, for each day of the week.

Financial Condition

Total assets at September 30, 2001 increased $5.7 million or 2.0%, to $288.8 million from $283.1 million at September 30, 2000. The increase in total assets was primarily attributable to increases in loans held-for-sale, cash and cash equivalents and other assets, offset by decreases in investment securities, mortgage-backed and related securities, and loans receivable.

Loans held-for-sale increased $23.7 million or 165%, to $38.1 million at September 30, 2001 from $14.4 million at September 30, 2000. The increased balance was a reflection of the higher volume of loan originations, due in part to lower prevailing rates compared to the prior year. These balances represent loans closed in the name of the Bank, but which are committed in advance of closing to be sold to investors. Since these loans are pre-sold at a pre-determined price, the Bank is not subject to changes in the future value to be received upon delivery of these loans to investors as a result of changes in interest rates. The Bank generally receives proceeds from the sale of these loans to investors within 60 days of loan closing.

Cash and cash equivalents increased 73%, to $13.0 million at September 30, 2001 from $7.6 million at September 30, 2000, due primarily to higher compensating balance requirements. The FHLB is the primary depository of the Bank. The FHLB performs check clearing and deposit functions for the Bank, and is compensated for these services by deposit balances maintained at the FHLB. Interest rate declines during the year, and the greater volume of check processing that has resulted from the Bank's growth in checking accounts, necessitated higher compensating balances to avoid charges and penalties. Balances are maintained in demand deposits and overnight investments to meet the needs for loan funding, stock repurchases, withdrawals from deposits, and general operating needs.

Other assets increased $5.7 million, to $7.1 million at September 30, 2001 from $1.4 million at September 30, 2000 primarily as the result of the purchase of $5 million in bank-owned life insurance policies. The policies were purchased as a strategy to offset future costs of employee benefits.

Investments in securities decreased $13.1 million, to $6.0 million at September 30, 2001 from $19.1 million at September 30, 2000. The decline in investments was primarily attributable to the use, in October 2000, of maturing investments to repay $12.5 million of other borrowings obtained to fund the special $4.00 per share return of capital dividend in September 2000. Investments in securities include $1.3 million in equities of other financial institutions.

Mortgage-backed and related securities decreased $11.3 million, to $11.3 million at September 30, 2001 from $22.6 million at September 30, 2000. The decrease was due primarily to the sale of approximately $8.8 million of mortgage-backed securities to provide additional funding for the increased level of loan originations. Scheduled amortization and prepayments accounted for the additional balance reduction.

Loans receivable declined 2.8%, or $5.8 million to $204.1 million at September 30, 2001 from $209.9 million at September 30, 2000. The decrease was attributable primarily to an $11.5 million reduction in portfolio mortgages and a decline of $9.4 million in consumer loans, which was offset by a $14.2 million increase in home equity loans and a $1.0 million increase in commercial real estate loans. Portfolio mortgages and consumer loans declined as a result of prepayment, amortization, and borrower refinancing. Home equity loans are approved for qualifying borrowers in conjunction with the first mortgage loan application. The growth in prime-based adjustable home equity loans has been established as a strategic objective, and the large volume of mortgage loans originated during the year has provided greater opportunities to cross-sell this product to customers.

Total liabilities increased $5.9 million to $257.8 million at September 30, 2001 from $251.9 million at September 30, 2000. The increase in total liabilities was primarily attributable to the increase in deposits, which increased 13%, from $168.4 million at September 30, 2000 to $189.7 million at September 30, 2001. The gain in deposits resulted primarily from increased money market accounts, which grew from $15.8 million at September 30, 2000 to $41.2 million at September 30, 2001, a 161% increase. The growth was attributable to the Bank's deposit strategy and marketing efforts to generate funds to finance mortgage originations. The deposit growth was also thought to reflect the return to depository institutions of customers who have experienced declines in stock market investments.

Borrowings from the FHLB decreased $11.1 million, from $66.1 million at September 30, 2000 to $55.0 million at September 30, 2001, as excess cash flows were used to repay maturing advances. In addition, the $12.5 million of other borrowings that were outstanding at September 30, 2000 were repaid from maturing investments in October 2000.

As a result of a change in the Bank's process relating to cashier checks, a new account was added, "Due to Other Banks", which amounted to $8.5 million at September 30, 2001. This amount represents unremitted payment for cashier checks issued on September 30, 2001. In the normal course of business, settlement for amounts due other banks is made the following business day.

Total stockholders' equity at September 30, 2001 was $31.0 million, a decrease of $200,000 from $31.2 million at September 30, 2000. The decrease was due primarily to continuing stock repurchases. During the fiscal year, the Company repurchased 332,438 shares at an average cost of $11.53, for a total of $3.8 million. In addition, the Company paid out regular quarterly dividends of $810,000. Offsetting these decreases in stockholders equity, the Company recorded net income of $3.1 million, changes in unrealized gains on securities (net of taxes) of $583,000, and the issuance of common stock of approximately $722,000 associated with the exercise of previously granted stock options, release of Employee Stock Ownership Plan (the ESOP), and release of Management Recognition and Development Plan (the MRDP) shares.

Non-Performing Assets and Delinquencies

Loans accounted for on a non-accrual basis (net of specific valuation allowances) amounted to $276,000 at September 30, 2001 as compared to $413,000 at September 30, 2000. The decline in non-accrual loans represents a decline in the number of loans that were going through foreclosure as of year-end.

Accruing loans that were contractually past due 90 days or more at September 30, 2001 amounted to $2.1 million compared to $1.5 million at September 30, 2000. Of these non-performing loans, $684,000, or 32.7% at September 30, 2001 and $413,000, or 29.6% at September 30, 2000 were FHA/VA government-insured loans. The allowance for loan losses was $1.8 million at September 30, 2001, or .76% of total loans compared to $1.4 million or .61% in 2000. Real estate acquired in settlement of loans, net of allowance for losses, decreased from $28,000 at September 30, 2000 to none at September 30, 2001.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED SEPTEMBER 30, 2001 AND 2000:

General

Net income for the year ended September 30, 2001 was $3.1 million compared to $1.1 million for the year ended September 30, 2000. The increase of $2.0 million was attributable to higher non-interest income and lower non-interest expense, offset by increased provision for loan losses, and income tax expense. Non-interest income increased as a result of higher mortgage revenues and higher retail banking fees. Non-interest expense decreased in fiscal 2001primarily due to a one-time compensation expense associated with the Company's $4.00 per share special dividend in fiscal 2000. The loan loss provision increased in response to rising delinquencies and credit quality of some new loans. Income tax expense increased as a result of the higher levels of revenue. The combined federal and state tax rate was 36% compared to 51% in fiscal 2000. The fiscal 2000 tax rate was high due to the non-tax deductible compensation expense that resulted from the $4.00 return of capital.

Interest Income

Interest income increased $1.8 million, from $18.3 million for fiscal 2000 to $20.1 million for fiscal 2001. The increase resulted primarily from an increase in interest on loans of $2.8 million, offset by a decrease in interest on mortgage-backed securities of $583,000 and a decrease in interest income from investment securities of $408,000.

The increase in interest income on loans resulted from an increase in the average balance of loans outstanding from $203.8 million for the year ended September 30, 2000 to $239.0 million for the twelve months ended September 30, 2001 and an increase in the average yield on these loans from 7.59% in 2000 to 7.66% for 2001. The average balance increased as a result of increased lending for both one-to-four family residential mortgages and home equity loans. Outstanding balances of home equity loans grew from $14.4 million at September 30, 2000, to $28.6 million at September 30, 2001. Also, the balance of loans held-for-sale increased from $14.4 million at

September 30, 2000 to $38.1 million on September 30, 2001. The Bank's balance of held to maturity mortgage loans decreased slightly $174.3 million to $162.8 million during the year due to amortization and payoffs exceeding new portfolio originations. The declining rate environment during fiscal 2001 provided greater opportunity for borrowers to obtain long-term fixed-rate loans, and subsequently reduced the demand for adjustable rate products. The Bank chose not to alter its decision matrix for portfolio loans in the declining rate environment, which resulted in the slight decline in the mortgage portfolio. The increased average interest rate was a reflection of time-weighted effects of the higher rates associated with home equity loans and the risk-based pricing methodology on first mortgage loans that were closed in the earlier months of the fiscal year.

Interest income on mortgage-backed and related securities decreased as a result of the decrease in the average balance from $24.0 million in fiscal 2000, to $15.9 million in fiscal 2001 and a slight decline in the average yield from 7.17% to 7.14%. The decrease in the average balance reflects the amortization and prepayment of older higher rate securities, and the sale of approximately $8.8 million of the available-for-sale securities to help fund the increased level of mortgage lending.

The decrease in interest income on securities resulted primarily from a decrease in the average balance from $12.1 million in fiscal 2000 to $5.6 million in fiscal 2001, coupled with a decrease in the average yield from 6.11% to 5.89% for the year ended September 30, 2001. The average balance decline resulted from the use of maturing securities to fund higher volume of mortgage lending, to repurchase stock, and to repay other borrowings. The average yield decreased as a result of the lower interest rate environment in fiscal 2001.

Interest Expense

Interest expense increased $1.9 million, from $9.5 million for the year ended September 30, 2000, to $11.4 million for the year ended September 30, 2001. The increase was due primarily to higher interest expense on borrowings from the FHLB, which increased from $2.9 million to $4.0 million, and increased interest on deposits, which increased from $6.5 million in fiscal 2000 to $7.4 million in fiscal 2001.

The average balance of borrowings from the FHLB increased from $46.2 million for the year ended September 30, 2000 to $64.2 million for the year ended September 30, 2001. The increase in the average balance was attributable primarily to increased funding of mortgage loans originations. The weighted average cost of borrowings decreased from 6.42% in fiscal 2000 to 6.32% in fiscal 2001, and reflects the lower renewal rates on approximately $13.1 million of advances that re-priced in fiscal 2001.

The average balance of interest-bearing deposits increased from $158.6 million for the 2000 fiscal year to $175.8 million for the year ended September 30, 2001. Deposit gains were in money market accounts, checking accounts, and passbook savings. Money market accounts increased $25.4 million, or 161%, as a result of aggressive marketing and premium deposit pricing. The growth has enabled, in part, profitable funding of the increased balance of loans held-for-sale and home equity loans. Certificates of deposit (CD's) declined 7.2%, or $7.9 million over the previous year. Management believes the decline in CDs will continue, as the Bank's depositor profile changes to that of a younger customer and as rates continue to decline. Recently, customers have been exhibiting a preference for maintaining greater liquidity in their deposits and are avoiding extending the maturity of their investments. The Bank's strategy is to continue to build both the number and balances of transaction accounts through its current "High Performance Checking Account" program. The weighted average cost increased from 4.12% to 4.20% and reflects the premium pricing in effect for the majority of the year. The weighted average cost of deposits at September 30, 2000 was 4.33%, but at September 30, 2001 the cost had fallen to 3.47%.

Provision for Loan Losses

The provision for loan losses increased $253,000, from $499,000 for fiscal 2000 to $752,000 for fiscal 2001. Due to declining economic trends, which have resulted in increased charge-offs and non-performing loans, the provision for loan losses increased during fiscal 2001. Charge-offs on consumer loans were approximately $254,000 in fiscal 2001 compared to $122,000 in fiscal 2000. The majority of current charge-offs are from indirect auto loans originated prior to June of 1999. The Bank, after meeting its investment goals, discontinued indirect auto lending and focused on mortgage loans, including home equity loans. Non-performing loans as a percent of total assets have increased from 0.69% at September 30, 2000 to 0.78% at September 30, 2001.

The provision for loan losses is determined by management as the amount to bring the allowance to a level that is considered adequate to absorb losses inherent in the loan portfolio. Because management believes it adheres to specific loan underwriting guidelines focusing on mortgage loans secured by one-to four-family residences, the Bank's historical mortgage loan loss experience has been low. No assurances, however, can be given as to future loan loss levels. Consumer loans are generally considered to carry a greater inherent risk of loss than residential mortgage loans. Accordingly, the Bank may experience future delinquencies or losses from these loans.

Non-Interest Income

Non-interest income increased $2.6 million, or 82%, from $3.2 million for the year ended September 30, 2000 to $5.8 million for the year ended September 30, 2001. The increase in non-interest income was primarily the result of increased mortgage revenues of $1.7 million, increased retail banking fees of $350,000 and profits on the sale of securities in the amount of $540,000.

Mortgage revenues increased 106%, from $1.6 million in fiscal 2000 to $3.3 million in fiscal 2001. These revenues were generated primarily from gains on the sale of loans to investors on a servicing released basis. The volume of loans sold for the twelve months ended September 30, 2001 totaled $397.2 million, a 168% increase from $148.1 million in fiscal 2000. The higher volume of loans sold was the result of the lower rate environment during the year, and successes in the growth of new sources of business, resulting in part to the strong reputation the Bank enjoys in the real estate community.

Retail banking fees increased 37%, from $936,000, to $1.3 million. The growth in revenue was attributed to the increase in checking accounts, which grew from 10,278 accounts at September 30, 2000 to 12,181 at September 30, 2001, or a 19% gain.

Profits on the sales of investments increased $540,000 during the year. Profits resulted from the sale of equity securities by the Company, and mortgage-backed securities sales made by the Bank. The sales of the mortgage-backed securities were made to provide additional funding for the increased mortgage lending activity. There were no gains on the sales of securities in fiscal 2000.

Insurance commissions earned by the Bank's subsidiary, Pulaski Service Corporation, decreased 17%, from $363,000 for the year ended September 30, 2000, to $301,000 for fiscal 2001. The reduction was due to smaller unit sales of annuities and a shift in focus to financial planning.

Other income increased from $279,000 for the September 2000 year, to $377,000 for the year ended September 30, 2001. The increase resulted primarily from higher earnings on compensating balances of $111,000, higher dividends on stock maintained at the FHLB in satisfaction of larger borrowings, offset by a $82,000 reduction in rental income at the home office. Expansion of the Bank's lending activities during fiscal 2001 resulted in complete utilization of the home office building and the subsequent loss of rental income from former tenants.

Non-Interest Expense

Non-interest expense decreased from $9.2 million to $8.8 million for the year ended September 30, 2001. The decrease was primarily attributable to reduced compensation expense of $600,000 and lower occupancy and equipment expense of $73,000, offset by higher professional services expenses of $147,000.

Compensation expense was $4.9 million in the year ended September 30, 2001, contrasted against fiscal 2000 expense of $5.4 million. In fiscal 2000, the Bank, as a result of the payment of a $4.00 per share return of capital, recorded $1.4 million of compensation expense resulting from the accelerated release of shares of stock for benefit of the employee stock ownership plan and dividends paid on unvested shares of restricted stock awards. These expenses are non-recurring and result in reduced future compensation expense. Notwithstanding the special compensation expense, the additional compensation expense increase of approximately $772,000 for fiscal 2001, consists of $485,000 in non-recurring compensation expense and the balance of the increase is due to additional staffing for mortgage lending, incentive payments, higher health insurance costs, increased commissions and increased costs associated with awards of restricted stock. The base salaries of senior management have been relatively unchanged since calendar year 1998.

Occupancy and equipment expense remained relatively constant at $1.7 million, despite ongoing investment in the retail-banking infrastructure. Capital improvements of approximately $1.2 million have been made in fiscal 2001 to existing offices and the relocation of the Bayless Branch. Professional services expense increased $147,000 as a result of increased legal, tax, and other consulting services.

Income Taxes

The provision for income taxes increased from $1.2 million for the year ended September 30, 2000 to $1.8 million for the year ended September 30, 2001. The Bank's combined federal and state effective tax rate declined from 51% in fiscal 2000 to 36% for fiscal 2001. In fiscal 2000, approximately $906,000 of the $1.4 million special compensation expense recorded as a result of the special $4.00 per share return of capital dividend was determined to be non-deductible for income tax purposes thus raising the effective tax rate from 38% to 51% for the year.

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

The increase in interest income on loans resulted from an increase in the average balance of loans outstanding from $172.0 million for the twelve months ended September 30, 1999 to $203.8 million for the September 30, 2000 fiscal year, and an increase in the average yield on these loans from 7.44% in 1999 to 7.59% for 2000. The average balance increased as a result of increased portfolio lending for both one-to-four family residential mortgages and home equity loans. Outstanding balances of home equity loans grew from $5.0 million at September 30, 1999 to $14.4 million at September 30, 2000. The increased average interest rate was a reflection of the higher rates associated with home equity loans and the risk-based pricing methodology on first mortgage loans.

Interest income on mortgage-backed and related securities increased as a result of the increase in the average balance from $12.7 million in 1999 to $24.0 million in 2000. The average balance for 2000 reflected twelve months of activity on $20.0 million of mortgage-backed securities purchased in the June 1999 quarter. The decline in weighted average rate from 7.26% in 1999 to 7.17% for 2000 was a result of the lower rates in effect on those securities purchased, and amortization and prepayments received on higher-rate mortgage-backed securities.

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

Interest income from investments in overnight funds decreased $184,000 as a result of lower average balances offset by higher average rates. The average balance for the year ended September 30, 1999 was $12.1 million, and the average balance for the year ended September 30, 2000 was $6.4 million. The average yield increased from 4.75% to 6.17% over the same period. The decline in average balance is the result of re-investment of overnight funds into higher earning assets, primarily loans, and the funding of stock repurchases. The increase in average yield was the result of higher short-term rates that resulted in response to monetary policy changes of the federal government made during the twelve-month period ended September 30, 2000.

Interest Expense

Interest expense increased $2.2 million, from $7.3 million in fiscal 1999 to $9.5 million for fiscal 2000. The increase was due primarily to higher interest expense on borrowings from the Federal Home Loan Bank, offset by decreased interest on deposits.

The average balance of borrowings from the FHLB increased from $10.6 million for the year ended September 30, 1999 to $46.2 million for the year ended September 30, 2000. The increase in the average balance was attributable primarily to increased funding of mortgage loans originations. The weighted average cost of borrowings increased in fiscal 1999 from 5.86% to 6.42% in fiscal 2000, and reflects the rise in short-term rates during the twelve-month period combined with higher rates paid for longer-term borrowings. The longer-term borrowings were used to fund mortgages that will not re-price for periods of 36 to 60 months.

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

Provision for Loan Losses

The provision for loan losses increased $234,000, from $265,000 for fiscal 1999 to $499,000 for fiscal 2000. Management deemed it necessary to increase the provision for loan losses after considering the increase in non-performing loans; charge-offs experienced in the consumer loan portfolio and the increase in non-conforming mortgage loans, including loans originated up to 100% of the purchase price. Charge-offs on consumer loans were approximately $122,000 in fiscal 2000. The Bank, after meeting its investment goals, discontinued investment in indirect auto loan lending in June of 1999, and focused lending efforts on mortgage loans, including home equity loans.

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

Market Risk Analysis

Qualitative Aspects of Market Risk - The Company's principal financial objective is to achieve long-term profitability while reducing its exposure to fluctuating market interest rates. The Company has sought to reduce the exposure of its earnings to changes in market interest rates by attempting to manage the mismatch between asset and liability maturities and interest rates. In order to reduce the exposure to interest rate fluctuations, the Company has developed strategies to manage its liquidity, shorten its effective maturities of certain interest-earning assets and increase the interest rate sensitivity of its asset base. Management has sought to decrease the average maturity of its assets by emphasizing the origination of adjustable-rate residential mortgage loans ("ARM"), home equity loans and consumer loans. In addition, the majority of long-term, fixed-rate single-family residential mortgage loans are underwritten according to the guidelines of Fannie Mae and Freddie Mac and usually sold in the secondary market. The retention of ARM loans, which reprice at regular intervals (three to five years), helps to ensure that the yield on the Company's loan portfolio will be sufficient to offset increases in the Company's cost of funds. However, periodic and lifetime interest rate adjustment limits may prevent ARM loans from repricing to market interest rates during periods of rapidly rising interest rates. The Company does not use any derivative instruments to manage the exposure of its assets to fluctuating market interest rates. The Company relies on retail deposits and FHLB borrowings as its primary source of funds. Management believes retail deposits reduce the effects of interest rate fluctuations because they generally represent a more stable source of funds.

Quantitative Aspects of Market Risk - The Company does not maintain a trading account for any class of financial instruments nor does the Company engage in hedging activities or purchase high-risk derivative instruments. Furthermore, the Company is not subject to foreign currency exchange rate risk or commodity price risk.

The following table presents the Company's financial instruments that are sensitive to changes in interest rates, categorized by expected maturity, and the instruments' fair values at September 30, 2001. Expected maturities use certain assumptions based on historical experience and other data available to management.

                                           Weighted               One Year   After Three   After Five            Carrying
                                            Average  Within One      to     Years to Five   Years to   Beyond      Value     Fair
Interest Sensitive Assets                    Rate       Year    Three Years     Years      Ten Years  Ten Years    Total    Value
                                          ------------------------------------------------------------------------------------------
                                                                             (Dollars in Thousands)
Loans receivable - net (1)                   7.80 %  $ 75,178    $ 64,221     $ 21,782      $ 17,343   $ 25,315  $203,839  $208,159
Loans held for sale - net                    6.84 %         -         524        3,330         2,196     32,037    38,087    38,776
Mortgage related securities - HTM            8.26 %       630           4            -           270      1,613     2,517     2,704
Mortgage related securities - AFS            6.93 %         -           -            -           862      7,925     8,787     8,787
Securities - HTM                             4.65 %     1,737           -            -             -          -     1,737     1,742
Securities - AFS                             6.68 %       787           -        2,111             -          -     2,898     2,898
Federal funds/overnight deposits             3.22 %     2,300           -            -             -          -     2,300     2,300
                                                     --------    --------     --------      --------   --------  --------  --------

   Total interest sensitive assets                   $ 80,632    $ 64,749     $ 27,223      $ 20,671   $ 66,890  $260,165  $265,366
                                                     ========    ========     ========      ========   ========  ========  ========

Interest Sensitive Liabilities

Checking accounts and money
  market (2)                                 2.37 %  $ 58,815    $      -     $      -      $      -   $      -  $ 58,815  $ 67,292
Savings accounts                             1.49 %    24,836           -            -             -          -    24,836    24,836
Certificate accounts                         4.64 %    77,178      22,178        1,852            81          -   101,289   102,632
Borrowings                                   6.05 %    15,200      13,300        2,000        24,500          -    55,000    57,182
                                                     --------    --------     --------      --------   --------  --------  --------
   Total interest sensitive liabilities              $176,029    $ 35,478     $  3,852      $ 24,581   $      -  $239,940  $251,942
                                                     ========    ========     ========      ========   ========  ========  ========

Off Balance Sheet Items

Commitments to extend credit                 6.99 %  $ 11,428
Unused lines of credit - home equity                   29,427

(1)  Excludes non-accrual loans of $276,000

(2)  Excludes noninterest checking accounts of $4.8 million

The Company uses an interest rate sensitivity analysis to measure its interest rate risk by computing changes in the NPV (net portfolio value) of its cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. NPV represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 100 to 300 basis point increase or decrease in market interest rates with no effect given to any steps that management might take to counter the effect of that interest rate movement. Using data compiled by the OTS, the Company receives a report, which measures interest rate risk by modeling the change in NPV (net portfolio value), over a variety of interest rate scenarios. This procedure for measuring interest rate risk was developed by the OTS to replace the "gap" analysis (the difference between interest-earning assets and interest-bearing liabilities that mature or reprice within a specific time period).

                                                          Estimated Change
                                                       in Net Portfolio Value
         Change in Interest Rates                          (in thousands)

300 basis point rise                                          $ (3,165)
200 basis point rise                                            (1,676)
100 basis point rise                                              (547)
Base scenario                                                        -
100 basis point decline                                           (467)
200 basis point decline                                         (1,032)
300 basis point decline                                         N/A (1)

(1) A 300 basis point decline at September 30, 2001 is not meaningful because it would require the Federal Reserve to reduce federal funds discount rate to a negative rate level.

The preceding table indicates that at September 30, 2001, in the event of a sudden and sustained increase in prevailing market interest rates, the Company's NPV would be expected to decrease. In the event of a sudden and sustained decrease in prevailing market interest rates, the Company's NPV would be expected to decrease.

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

Liquidity and Capital Resources

The Company's principal sources of funds are proceeds from loan sales, maturity of securities; principal payments received on mortgage-backed and related securities, loan repayments, deposits and FHLB borrowings.

The primary investing activities of the Company are originating and purchasing loans, purchasing investments, mortgage-backed and related securities. Proceeds from maturities and sale of securities and principal payments received on mortgage-backed and related securities provided $29.1 million of liquidity for the year ended September 30, 2001. Net loan originations of $20.8 million offset these sources of cash.

Typically, the Company's most significant financing sources are deposits accounts, FHLB borrowings and taxes and insurance on behalf of borrowers. Deposits increased by $21.3 million and were the largest source of cash. Repayment of FHLB advances and other borrowings from commercial banks amounted to $23.6 million. The Bank made payments to acquire treasury stock of $3.8 million and paid dividends totaling $800,000 for regular quarterly cash dividends.

Even though federal regulations no longer require the Bank to maintain minimum levels of liquid assets (i.e., cash and eligible investments), the Bank continues to maintain levels of liquidity in excess of the 4% liquidity ratio formerly required by regulation. Maintaining levels of liquidity acts, in part, to reduce the Company's balance sheet exposure to interest rate risk. At September 30, 2001, the Bank's liquidity ratio (liquid assets as a percentage of net withdrawable savings deposit and short-term borrowings) was 12.78%

The Company must also maintain adequate levels of liquidity to ensure the availability of funds to satisfy loan commitments and deposit withdrawals. At September 30, 2001, the Bank had outstanding commitments to originate loans of $11.4 million, to sell loans on a best-efforts basis of $48.7 million and to fulfill commitments under unused home equity lines of credit of $29.4 million. At the same time, certificates of deposit scheduled to mature in one year or less totaled $77.2 million. Based upon historical experience, management believes the majority of maturing certificates of deposit will remain with the Company.

If the Company requires funds beyond its ability to generate them internally, it has the ability to borrow funds from the FHLB equal to 40% of its total assets subject to collateral verification. Under a blanket agreement, the Bank assigns all investments in FHLB stock as well as qualifying first mortgage loans as collateral to secure the amounts borrowed. At September 30, 2001 the Company had approximately $60 million available to it under the above-mentioned borrowing arrangement after advances of $55 million from the FHLB.

The Company's ability to pay dividends depends primarily on the Bank's ability to pay dividends to the Company. Federal regulations limit distributions by the Bank. In addition, the Bank cannot pay dividends if the effect of the payment would be to reduce the Bank's capital below the balance of the liquidation account established by the Bank for the benefit of its eligible depositors in connection with the reorganization from the mutual holding company structure.

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

At September 30, 2001, the Bank's tangible capital totaled $27.1 million, or 9.5% of adjusted total assets, which exceeded the minimum 1.5% requirement by $22.8 million, or 8.0%. The Bank's core capital at

September 30, 2001 totaled $27.1 million or 9.5% of adjusted total assets, which was approximately $18.6 million, or 6.5% above the minimum requirement of 3.0%. The Bank's risk-based capital at that date totaled $28.9 million, or 12.8% of risk-weighted assets, which is $10.8 million, or 4.78% above the 8.0% fully phased-in requirement.

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

Yields Earned and Rates Paid

The following table sets forth for the three years ended September 30, 2001, 2000 and 1999 and at September 30, 2001 and 2000, the weighted average yields earned on the Company's assets, the weighted average interest rates paid on the Company's liabilities, together with the net yield on interest-earning assets.

                                                                Years Ended September 30,                September 30,
                                                           ------------------------------------     ------------------------
                                                               2001        2000        1999             2001         2000
Weighted average yield on loans (1)                           7.66 %      7.59 %       7.44 %          7.63 %       8.07 %
Weighted average yield on securities                          5.89 %      6.11 %       5.46 %          5.92 %       6.37 %
Weighted average yield on mortgage-related
  securities                                                  7.14 %      7.17 %       7.26 %          7.23 %       6.46 %
Weighted average yield on federal funds sold and
  overnight deposits                                          4.43 %      6.17 %       4.75 %          3.22 %       6.55 %
Weighted average yield on all interest-earning assets         7.49 %      7.44 %       7.12 %          7.45 %       7.86 %
Weighted average rate paid on savings deposits                4.20 %      4.12 %       4.26 %          3.47 %       4.33 %
Weighted average rate paid on FHLB advances                   6.32 %      6.42 %       5.86 %          6.05 %       6.60 %
  and other borrowed money
Weighted average rate paid on all interest-bearing
  liabilities                                                 4.77 %      4.64 %       4.36 %          4.05 %       4.97 %
Interest rate spread (spread between weighted
  average rate on all interest-earning assets and all
  interest-bearing liabilities)                               2.72 %      2.80 %       2.76 %          3.40 %       2.89 %
Net interest margin (net interest income as a
  percentage of average interest-earning assets)              3.23 %      3.58 %       3.70 %           N/A          N/A


(1) Includes loans held-for-sale of $38.1 million and $14.3 million at September 30, 2001 and 2000, respectively.

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

                                                                                Years Ended September 30,
                                               -----------------------------------------------------------------------------------
                                                             2001                      2000                        1999
                                               ---------------------------- --------------------------  --------------------------
                                                          Interest                  Interest                     Interest
                                                 Average    and     Yield/ Average    and      Yield/  Average      and      Yield/
                                                 Balance  Dividends  Cost  Balance  Dividends   Cost   Balance   Dividends    Cost
                                                                                (Dollars in thousands)
Interest-earning assets:
  Net loans (1)                                $239,015   $18,305   7.66%  $203,774 $15,463   7.59%    $171,990  $12,804     7.44%
  Securities                                      5,590       329   5.89%    12,064     737   6.11%      17,482      955     5.46%
  Mortgage-backed and related securities         15,913     1,136   7.14%    23,962   1,718   7.17%      12,696      922     7.26%
  Federal funds sold and overnight deposits       8,741       387   4.43%     6,356     392   6.17%      12,132      576     4.75%
                                               --------   -------          -------- -------            --------  -------
       Total interest-earning assets            269,259    20,157   7.49%   246,156  18,310   7.44%     214,300   15,257     7.12%

Non-interest-earning assets                      12,403                      10,630                       8,000
                                               --------                    --------                    --------
       Total assets                            $281,662                    $256,786                    $222,300
                                               ========                    ========                    ========

Interest-bearing liabilities:
  Total deposits (2)                           $175,820   $ 7,393   4.20%  $158,599 $ 6,538   4.12%     157,467    6,701     4.26%
FHLB advances/other borrowings                   64,247     4,060   6.32%    46,178   2,965   6.42%      10,595      621     5.86%
                                               --------   -------          -------- -------            --------  -------
       Total interest-bearing liabilities       240,067    11,453   4.77%   204,777   9,503   4.64%     168,062    7,322     4.36%
                                                          -------                   -------                      -------

Non-interest bearing liabilities                 10,275                      11,984                       7,049
Shareholders' equity                             31,320                      40,025                      47,189
                                               --------                    --------                    --------

       Total liabilities and retained earnings $281,662                    $256,786                    $222,300
                                               ========                    ========                    ========

Net interest income                                       $ 8,704                   $ 8,807                      $ 7,935
                                                          =======                   =======                      =======

Interest rate spread (3)                                            2.72%                     2.80%                          2.76%

Net interest margin (4)                                             3.23%                     3.58%                          3.70%

Ratio of average interest-earning assets to
  average interest-bearing liabilities                     112.16%                   120.21%                      127.51%
                                                          =======                    ======                       ======

_______________
(1) Includes non-accrual loans with a average balance of $326,000, $251,000 and $666,000 at September 30, 2001, 2000 and 1999, respectively.
(2) Excludes non-interest-bearing deposits with an average balance of $4.7 million, $3.7 million and $2.6 million during 2001, 2000 and 1999, respectively.
(3) Yield on interest-earning assets less cost of interest-bearing liabilities.
(4) Net interest income divided by average interest-earning assets.

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



                                                        2001 Compared to 2000                   2000 Compared to 1999
                                                     Increase (Decrease) Due to               Increase (Decrease) Due to
                                                --------------------------------------- -----------------------------------------
                                                                     Rate/                                       Rate/
                                                 Rate      Volume    Volume      Net      Rate      Volume      Volume      Net
                                                                                                      (In thousands)
Interest-earning assets:
  Total net loans                                 $ 143    $ 2,674    $ 25    $ 2,842    $ 247      $ 2,366     $  46     $2,659
   Securities                                       (27)      (396)     14    $  (409)     113         (296)      (35)      (218)
  Mortgage-backed and related securities             (7)      (577)      2    $  (582)     (12)         818       (10)       796
  Federal funds sold and overnight deposits        (111)       147     (41)   $    (5)     172         (274)      (82)      (184)
                                                  -----    -------    ----    -------    -----      -------     -----     ------
           Total net change in income on
             interest-earning assets                 (2)     1,848              1,846      520        2,614       (81)     3,053

Interest-bearing liabilities:
  Interest-bearing deposits                         130        710      14        854     (210)          48        (2)      (164)
  FHLB advances/other borrowed  money               (47)     1,160     (19)     1,094       59        2,086       199      2,344
                                                  -----    -------    ----    -------    -----      -------     -----     ------
           Total net change in expense on
             interest-bearing liabilities            83      1,870      (5)     1,948     (151)       2,134       197      2,180
                                                  -----    -------    ----    -------    -----      -------     -----     ------
Net change in net interest income                 $ (85)   $   (22)   $  5    $ ( 102)   $ 671      $   480     $(278)    $  873
                                                  =====    =======    ====    =======    =====      =======     =====     ======


                                                             1999 Compared to 1998
                                                           Increase (Decrease) Due to
                                                  ---------------------------------------------
                                                                          Rate/
                                                    Rate       Volume       Volume      Net

Interest-earning assets:
  Total net loans                                 $  (814)     $ 2,259     $ (161)     $(1,284)
   Securities                                         (50)         129         (7)          72
  Mortgage-backed and related securities              (57)         530        (59)         414
  Federal funds sold and overnight deposits           (91)         (28)         4         (115)
                                                  -------      -------     ------      -------
           Total net change in income on
             interest-earning assets               (1,012)       2,890       (223)       1,655

Interest-bearing liabilities:
  Interest-bearing deposits                          (523)         230        (17)        (310)
  FHLB advances/other borrowed  money                 (10)         542        (41)         491
                                                  -------      -------     ------      -------
           Total net change in expense on
             interest-bearing liabilities            (533)         772        (58)         181
                                                  -------      -------     ------      -------
Net change in net interest income                 $  (479)     $ 2,118     $ (165)     $ 1,474
                                                  =======      =======     ======      =======

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Pulaski Financial Corp.:

We have audited the accompanying consolidated balance sheet of Pulaski Financial Corp. and subsidiaries as of September 30, 2001, and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated balance sheet as of September 30, 2000 and the related statements of income and comprehensive income, stockholders' equity and cash flows for the years ended September 30, 2000 and 1999, were audited by other auditors whose report dated October 31, 2000 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pulaski Financial Corp. and subsidiaries as of September 30, 2001, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.


/s/ Ernst & Young LLP

October 24, 2001
St. Louis, Missouri

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2001 and 2000
--------------------------------------------------------------------------------


ASSETS                                                                                                  2001           2000
Cash and amounts due from depository institutions                                              $  10,748,255       $   3,762,265
Federal funds sold and overnight deposits                                                          2,300,000           3,800,000
                                                                                               -------------       -------------
           Total cash and cash equivalents                                                        13,048,255           7,562,265
Securities available for sale, at market value                                                     4,225,109           5,493,159
Securities held to maturity, at amortized cost (market value $1,741,556 and
  $13,615,012 at September 30, 2001 and 2000, respectively)                                        1,737,109          13,634,391
Mortgage-backed and related securities held to maturity, at amortized cost (market value
  $2,703,562 and $3,237,469 at September 30, 2001 and 2000, respectively)                          2,517,166           3,133,691
Mortgage-backed and related securities available for sale, at market value                         8,787,558          19,470,455
Capital stock of Federal Home Loan Bank - at cost                                                  3,960,000           3,580,000
Loans receivable held for sale, at lower of cost or market                                        38,087,434          14,374,186
Loans receivable, net of allowance for loan losses of $1,844,214 and $1,365,776
  at September 30, 2001 and 2000, respectively                                                   204,114,915         209,919,196
Real estate acquired in settlement of loans, net of allowance for losses of $-0- and $2,108
  at September 30, 2001 and 2000, respectively                                                             -              28,008
Premises and equipment, net                                                                        3,680,810           2,933,683
Accrued interest receivable                                                                        1,554,484           1,589,923
Other assets                                                                                       7,070,959           1,400,995
                                                                                               -------------       -------------
TOTAL ASSETS                                                                                   $ 288,783,799       $ 283,119,952
                                                                                               =============       =============
LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:
  Deposits                                                                                     $ 189,710,385       $ 168,412,670
  Advances from Federal Home Loan Bank                                                            55,000,000          66,100,000
  Advance payments by borrowers for taxes and insurance                                            2,598,367           2,786,928
  Accrued interest payable                                                                           220,110             212,509
  Note payable                                                                                             -          12,500,000
  Due to other banks                                                                               8,476,600                   -
  Other liabilities                                                                                1,771,162           1,908,178
                                                                                               -------------       -------------
              Total liabilities                                                                  257,776,624         251,920,285
                                                                                               -------------       -------------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:

  Preferred stock - $.01 par value per share, 10,000,000 shares authorized; none issued                    -                   -
  Common stock - $.01 par value per share, 25,000,000 shares authorized; 3,972,885 shares
    issued at September 30, 2001 and 2000, respectively                                               39,729              39,729
  Treasury stock - at cost (1,109,026 and 815,791 shares at September 30, 2001 and 2000,         (12,718,797)         (9,396,438)
    respectively)
  Additional paid-in capital                                                                      24,003,162          23,933,327
  Unearned MRDP shares                                                                              (609,459)           (728,812)
  Unearned ESOP shares (98,008 and 119,301 unreleased shares at September 30, 2001 and 2000)        (980,070)         (1,193,007)
  Accumulated other comprehensive income (loss)                                                      341,796            (241,347)
  Retained earnings                                                                               20,930,814          18,786,215
                                                                                               -------------       -------------
          Total stockholders' equity                                                              31,007,175          31,199,667
                                                                                               -------------       -------------
 TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                                                    $ 288,783,799       $ 283,119,952
                                                                                               =============       =============


See accompanying notes to the consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
YEARS ENDED SEPTEMBER 30, 2001, 2000 AND 1999
--------------------------------------------------------------------------------

                                                                                     2001               2000               1999
INTEREST INCOME:
  Loans receivable                                                              $ 18,304,967       $ 15,463,368       $ 12,804,360
  Securities                                                                         328,775            736,809            955,382
  Mortgage-backed and related securities                                           1,135,654          1,718,317            922,041
  Other                                                                              387,534            391,740            575,754
                                                                                ------------       ------------       ------------
           Total interest income                                                  20,156,930         18,310,234         15,257,537
                                                                                ------------       ------------       ------------

INTEREST EXPENSE:
  Deposits                                                                         7,392,502          6,538,336          6,655,420
  Advances from Federal Home Loan Bank                                             4,022,459          2,870,973            621,429
  Other                                                                               37,500             93,750             46,010
                                                                                ------------       ------------       ------------
           Total interest expense                                                 11,452,461          9,503,059          7,322,859
                                                                                ------------       ------------       ------------

NET INTEREST INCOME                                                                8,704,469          8,807,175          7,934,678

PROVISION FOR LOAN LOSSES                                                            752,297            499,399            264,936
                                                                                ------------       ------------       ------------

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                                7,952,172          8,307,776          7,669,742
                                                                                ------------       ------------       ------------

NON-INTEREST INCOME:
  Retail banking fees                                                              1,285,737            935,886            515,810
  Mortgage revenues                                                                3,258,154          1,584,008          1,078,670
  Insurance commissions                                                              300,796            363,439            283,241
  Gain on sales of securities                                                        540,488                  -                  -
  Other                                                                              377,261            278,734            397,715
                                                                                ------------       ------------       ------------
           Total non-interest income                                               5,762,436          3,162,067          2,275,436
                                                                                ------------       ------------       ------------
NON-INTEREST EXPENSE:
  Compensation expense-special dividend                                                    -          1,371,893                  -
  Salaries and employee benefits                                                   4,874,697          4,102,967          3,235,893
  Occupancy, equipment and data processing expense                                 1,710,928          1,784,129          1,419,517
  Advertising                                                                        454,898            415,669            435,195
  Professional services                                                              650,939            504,300            489,216
  Other                                                                            1,110,405          1,005,081            980,965
                                                                                ------------       ------------       ------------
           Total non-interest expense                                              8,801,867          9,184,039          6,560,786
                                                                                ------------       ------------       ------------

INCOME BEFORE INCOME TAXES                                                         4,912,741          2,285,804          3,384,392

INCOME TAXES                                                                       1,766,446          1,159,364          1,251,661
                                                                                ------------       ------------       ------------

NET INCOME                                                                         3,146,295          1,126,440          2,132,731

OTHER COMPREHENSIVE INCOME (LOSS) - Unrealized gain (loss)
  on securities available-for-sale (net of income taxes in 2001, 2000 and 1999       583,143             (5,987)          (249,880)
                                                                                ------------       ------------       ------------
   of $323,466, $3,516, and $145,709, respectively)

COMPREHENSIVE INCOME                                                            $  3,729,438       $  1,120,453       $  1,882,851
                                                                                ============       ============       ============

NET INCOME PER COMMON SHARE - BASIC                                             $       1.10       $       0.34                N/M
                                                                                ============       ============       ============

NET INCOME PER COMMON SHARE - DILUTED                                           $       1.07       $       0.34                N/M
                                                                                ============       ============       ============

See accompanying notes to the consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED SEPTEMBER 30, 2001, 2000 AND 1999
--------------------------------------------------------------------------------

                                                                                             Unearned
                                                                                            Management
                                                                                            Recognition
                                                                               Additional       and
                                                      Common        Treasury    Paid-In     Development
                                                      Stock          Stock      Capital     Plan Shares
BALANCE, OCTOBER 1, 1998                           $ 2,105,840  $          -  $  5,258,418  $   (73,600)
Comprehensive income:
  Net income
  Change in net unrealized loss on securities

Total comprehensive income

Dividends ($.36 per share)
Issuance and exchange of common stock as a result
  of the conversion reorganization (a) (b)          (2,066,181)                 30,380,966
Assets consolidated from Pulaski Bancshares, MHC
Stock options exercised                                     70                      44,543
Stock repurchase (198,000 shares)                                 (2,322,004)
Release of ESOP shares                                                               1,939
Amortization of Management Recognition and
  Development Plan shares                                                                        55,200
                                                   -----------  ------------  ------------  -----------
BALANCE, SEPTEMBER 30, 1999                             39,729    (2,322,004)   35,685,866      (18,400)

Comprehensive income:
  Net income
  Change in net unrealized loss on securities

Total comprehensive income


Dividends ($.36 per share)
Stock options exercised                                              260,864         7,647
Stock repurchase (756,410 shares)                                 (8,700,132)
Release of ESOP shares                                                              83,200
Special cash dividend ($4.00 per share)                                        (11,843,386)     357,978
Management Recognition and Development Plan
Shares issued                                                      1,364,834                 (1,260,396)
Amortization of Management Recognition and
  Development Plan shares                                                                       192,006
                                                   -----------  ------------  ------------  -----------
BALANCE, SEPTEMBER 30, 2000                             39,729    (9,396,438)   23,933,327     (728,812)

Comprehensive income:
  Net income
  Change in net unrealized loss on securities

Total comprehensive income

Dividends ($.28 per share)
Stock options exercised                                              459,851
Stock repurchase (332,438 shares)                                 (3,834,294)
Release of ESOP shares                                                              69,835
Management Recognition and Development Plan
Shares issued                                                         52,084                    (56,110)
Amortization of Management Recognition and
  Development Plan shares                                                                       175,463
                                                   -----------  ------------  ------------  -----------
BALANCE, SEPTEMBER 30, 2001                        $    39,729  $(12,718,797) $ 24,003,162  $  (609,459)
                                                   ===========  ============  ============  ===========
                                                                  Accumulated
                                                    Unearned         Other
                                                      ESOP       Comprehensive   Retained
                                                     Shares      Income(Loss)    Earnings       Total

BALANCE, OCTOBER 1, 1998                           $          -  $  14,520     $17,907,481  $ 25,212,659

Comprehensive income:                                                            2,132,731     2,132,731
  Net income                                                      (249,880)                     (249,880)
  Change in net unrealized loss on securities                                               ------------
Total comprehensive income                                                                     1,882,851
                                                                                            ------------
Dividends ($.36 per share)                                                      (1,329,760)   (1,329,760)
Issuance and exchange of common stock as a result
  of the conversion reorganization (a) (b)           (2,327,600)                              25,987,185
Assets consolidated from Pulaski Bancshares, MHC                                   216,980       216,980
Stock options exercised                                                                           44,613
Stock repurchase (198,000 shares)                                                             (2,322,004)
Release of ESOP shares                                  155,180                                  157,119
Amortization of Management Recognition and
  Development Plan shares                                                                         55,200
                                                   ------------  ---------    ------------  ------------
BALANCE, SEPTEMBER 30, 1999                          (2,172,420)  (235,360)     18,927,432    49,904,843

Comprehensive income:
  Net income                                                                     1,126,440     1,126,440
  Change in net unrealized loss on securities                       (5,987)                       (5,987)
                                                                                            ------------
Total comprehensive income                                                                     1,120,453
                                                                                            ------------
Dividends ($.36 per share)                                                      (1,061,363)   (1,061,363)
Stock options exercised                                                           (101,856)      166,655
Stock repurchase (756,410 shares)                                                             (8,700,132)
Release of ESOP shares                                  979,413                                1,062,613
Special cash dividend ($4.00 per share)                                                      (11,485,408)
Management Recognition and Development Plan
Shares issued                                                                     (104,438)            -
Amortization of Management Recognition and
  Development Plan shares                                                                        192,006
                                                   -----------  ------------  ------------  ------------
BALANCE, SEPTEMBER 30, 2000                          (1,193,007)  (241,347)     18,786,215    31,199,667

Comprehensive income:
  Net income                                                                     3,146,295     3,146,295
  Change in net unrealized loss on securities                      583,143                       583,143
                                                                                            ------------
Total comprehensive income                                                                     3,729,438
                                                                                            ------------
Dividends ($.28 per share)                                                        (809,525)     (809,525)
Stock options exercised                                                           (196,197)      263,654
Stock repurchase (332,438 shares)                                                             (3,834,294)
Release of ESOP shares                                  212,937                                  282,772
Management Recognition and Development Plan
Shares issued                                                                        4,026             -
Amortization of Management Recognition and
  Development Plan shares                                                                        175,463
                                                   ------------  ---------     -----------  ------------
BALANCE, SEPTEMBER 30, 2001                        $   (980,070) $ 341,796     $20,930,814  $ 31,007,175
                                                   ============  =========     ===========  ============

     (a) Includes 635,840, $1.00 par value, shares of Pulaski Bank outstanding at December 2, 1998, which were converted into 1,056,003, $.01 par value, shares of Pulaski Financial Corp. based on 1.6608 exchange ratio; 2,909,500, $.01 par value, shares of Pulaski Financial Corp. sold in the subscription and community offering; and the cancellation of 1,470,000, $1.00 par value, shares of Pulaski Bank previously held by Pulaski Bancshares, M.H.C.
     (b)  232,760 shares purchased by the ESOP.


See accompanying notes to the consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 2001, 2000 AND 1999
-------------------------------------------------------------------------------


                                                                                   2001              2000               1999
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                                 $     3,146,295    $     1,126,440    $     2,132,731
  Adjustments to reconcile net income to net cash
    from operating activities:
    Depreciation, amortization and accretion:
      Premises and equipment                                                         462,446            492,737            388,088
      Management Recognition and Development Plan
        stock awards                                                                 175,462            192,006             55,200
      ESOP shares committed to be released                                           282,772          1,062,613            157,119
      Loan fees, discounts and premiums - net                                        163,019           (123,020)           (25,516)
    Provision for loan losses                                                        752,297            499,399            264,936
    Provision for losses on real estate acquired in
      settlement of loans                                                             (2,108)             4,679             24,983
    (Gains) losses on sales of real estate acquired in
      settlement of loans                                                            (16,050)            31,733             (8,573)
    Originations of loans receivable for sale to
      correspondent lenders                                                     (420,868,248)      (154,360,101)      (120,610,664)
    Proceeds from sales of loans to correspondent lenders                        400,095,518        149,510,252        126,727,370
    Gains on sales of loans                                                       (2,940,518)        (1,365,252)          (833,370)
    Gain on sale of securities                                                      (540,488)                 -             (1,750)
    Gain on sales of premises and equipment                                                -            (14,040)                 -
    Deferred income taxes                                                           (252,673)           245,271           (214,308)
    Changes in other assets and liabilities                                         (825,075)            62,933            543,448
                                                                             ---------------    ---------------    ---------------

          Net adjustments                                                        (23,513,646)        (3,760,790)         6,466,963
                                                                             ---------------    ---------------    ---------------

          Net cash provided by (used in) operating activities                    (20,367,351)        (2,634,350)         8,599,694
                                                                             ---------------    ---------------    ---------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sales and maturities of securities                                25,726,215         12,021,000         17,451,750
  Purchase of bank owned life insurance policy                                    (5,009,658)                 -                  -
  Purchases of securities and Federal Home
    Loan Bank stock                                                               (3,544,159)       (19,788,410)        (9,472,442)
  Purchases of mortgage-backed and related securities                                      -                  -        (20,713,884)
  Principal payments received on mortgage-backed and
    related securities                                                             3,446,080          2,722,073          1,890,000
  Loan (originations) repayments - net                                             4,683,547        (29,045,826)       (40,702,040)
  Proceeds from sales of real estate acquired in settlement
    of loans receivable                                                              155,300            269,500            393,627
  Proceeds from sales of premises and equipment                                       25,269             24,800                  -
  Net additions to premises and equipment                                         (1,234,842)        (1,201,767)          (518,211)
                                                                             ---------------    ---------------    ---------------

           Net cash provided by (used in) investing activities                    24,247,752        (34,998,630)       (51,671,200)
                                                                             ---------------    ---------------    ---------------

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 2001, 2000 AND 1999
--------------------------------------------------------------------------------

                                                                            2001                      2000                   1999

CASH FLOWS FROM FINANCING ACTIVITIES:
 Net increase in deposits                                              $  21,297,715            $   7,042,128          $  7,122,709
 Federal Home Loan Bank advances - net                                   (11,100,000)              37,500,000            26,700,000
 Other borrowings-net                                                    (12,500,000)              12,500,000                     -
 Due to other banks                                                        8,476,600                        -                     -
 Net increase (decrease) in advance payments by
   borrowers for taxes and insurance                                        (188,561)                 346,408              (745,085)
 Refund of stock over-subscriptions                                                -                        -            (5,129,497)
 Stock options issued                                                        263,654                  166,655                44,613
 Dividends paid on common stock                                             (809,525)              (1,061,363)           (1,329,760)
 Payments to acquire treasury stock                                       (3,834,294)              (8,700,132)           (2,322,004)
 Special return of capital ($4.00 per share)                                       -              (11,485,408)                    -
 Issuance of common stock under reorganization                                     -                        -            24,570,159
                                                                       -------------            -------------          ------------

      Net cash provided by financing activities                            1,605,589               36,308,288            48,911,135
                                                                       -------------            -------------          ------------

NET (DECREASE) INCREASE IN CASH AND
 CASH EQUIVALENTS                                                          5,485,990               (1,324,692)            5,839,629

CASH AND CASH EQUIVALENTS AT BEGINNING OF
 YEAR                                                                      7,562,265                8,886,957             3,047,328
                                                                       -------------            -------------          ------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                               $  13,048,255            $   7,562,265          $  8,886,957
                                                                       =============            =============          ============

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
 INFORMATION:
 Cash paid during the year for:
  Interest on deposits                                                 $   7,384,900            $   6,547,710          $  6,696,139
  Interest on advances from the Federal Home Loan Bank                     4,022,459                2,870,973               226,930
  Income taxes                                                             2,633,084                  933,062             1,237,500

NONCASH INVESTING ACTIVITIES:
 Real estate acquired in settlement of loans receivable                      109,134                  105,917               532,412
 Increase (decrease) in investments for changes in
  unrealized gains and losses                                                925,624                   (9,503)             (395,589)

NONCASH FINANCING ACTIVITIES:
 Issuance of common stock:
  Purchase of ESOP                                                                 -                        -             2,327,600
  Proceeds received from deposit transfers                                         -                        -             1,987,515

See accompanying notes to the consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 2001, 2000 AND 1999
--------------------------------------------------------------------------------


1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Pulaski Financial Corp, (the "Company") was incorporated under Delaware law in May 1998. The Company was organized for the purpose of becoming the holding company for Pulaski Bank, (the "Bank") upon the Bank's reorganization from the mutual holding company form of organization (the "Reorganization"). The Company has no significant assets, other than the outstanding shares of the Bank and the portion of the net proceeds from the public offering retained by the Company, and no significant liabilities. Management of the Company and the Bank are substantially similar and the Company neither owns nor leases any property, but instead uses the premises, equipment and furniture of the Bank. Accordingly, the information in the consolidated financial statements relates primarily to the Bank.

      The accounting and reporting policies and practices of the Company and subsidiaries conform to accounting principles generally accepted in the United States of America and to prevailing practices within the banking industry. A summary of the Company's significant accounting policies follows:

      Nature of Operations - The Company through its subsidiary bank, operates as a single business segment, that of a community-oriented financial institution providing traditional financial services through the operation of five full service branches within St. Louis City and County and St. Charles County. The Bank is engaged primarily in the business of attracting deposits from the general public and using these and other funds to originate one-to four-family residential mortgage loans within the Bank's lending market area. The Bank is an approved lender/servicer for the Federal Housing Administration ("FHA") and the Veterans Administration ("VA"), as well as for the Missouri Housing Development Commission (a government agency established to provide home buying opportunities for lower income first time home buyers) ("MHDC"). The Bank is also an approved seller/servicer for Ginnie Mae, but discontinued its sales and servicing activities with Ginnie Mae in 1999.

      Principles of Consolidation - The consolidated financial statements include the accounts of Pulaski Financial Corp. and its wholly-owned subsidiary, Pulaski Bank, and its wholly-owned subsidiary Pulaski Service Corporation. All significant inter-company transactions have been eliminated in consolidation.

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

      Securities and Mortgage-Backed and Related Securities, Available-for-Sale
      - Securities and mortgage-backed and related securities available-for-sale are recorded at their current fair value. Unrealized gains or losses on securities and mortgage-backed and related securities available-for-sale are included in a separate component of equity, net of deferred income taxes. Gains or losses on the disposition of securities and mortgage-backed and related securities available-for-sale are recognized using the specific identification method. Estimated fair values of securities and mortgage-backed and related securities available-for-sale are based on quoted market prices when available. If quoted market prices are not available, fair values are estimated using quoted market prices for similar instruments.

      To the extent management determines a decline in value in a security or mortgage-backed and related security available-for-sale to be other than temporary, the Bank will adjust the carrying value and include such expense in the consolidated statements of income.

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

      Capital Stock of the Federal Home Loan Bank - Capital stock of the FHLB is carried at cost. Dividends received on such stock are reflected as other income in the consolidated statements of income.

      Loans Receivable Held-for-Sale - Loans receivable held-for-sale consist of loans that management does not intend to hold until maturity, and are reflected at the lower of cost or market and covered by investor commitments and generally sold servicing released. Accordingly, market values for such loans are based on commitment prices. Gains or losses on loan sales are recognized at the time of sale and are determined by the difference between net sales proceeds and the principal balance of the loans sold, adjusted for net deferred loan fees. Loan origination and commitment fees, net of certain direct loan origination costs, are deferred until the sale of the loan.

      Loans Receivable - Loans receivable are stated at the principal amounts outstanding adjusted for premiums, discounts, deferred loan costs, loans in process and the allowance for loan losses. Premiums and discounts are amortized and accreted using the level yield method. Interest on loans is accrued based upon the principal amounts outstanding. The Bank's policy is to discontinue the accrual of interest income on any loan when, in the opinion of management, there is reasonable doubt as to the timely collectibility of interest or principal. When a loan is placed on non-accrual status, previously accrued but unpaid interest is reversed against current income. Subsequent collections of cash may be applied as reductions to the principal balance, interest in arrears, or recorded as income depending on management's assessment of the ultimate collectibility of the loan. Non-accrual loans are returned to accrual status when, in the opinion of management, the financial position of the borrower indicates there is no longer any reasonable doubt as to the timely collectibility of interest or principal.

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

      Real Estate Acquired in Settlement of Loans - Real estate acquired in settlement of loans represents foreclosed assets held-for-sale and is recorded at fair value as of the date of foreclosure less estimated disposal costs (the "new basis") and is subsequently carried at the lower of the new basis or fair value less selling costs on the current measurement date. Adjustments for estimated losses are charged to operations when any decline reduces the fair value to less than carrying value. Costs and expenses related to major additions and improvements are capitalized while maintenance and repairs that do not improve or extend the lives of the respective assets are expensed. Gains on the sale of real estate acquired in settlement of loans are recognized upon disposition of the property to the extent allowable considering the adequacy of the down payment and other requirements.

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

      Revenue Recognition - Interest income, checking account transaction fees, insurance commissions, automated teller and debit card transaction fees, and other ancillary income related to the Bank's deposits and lending activities are accrued as earned.

      Earnings Per Share - Earnings per share for the year ended September 30, 1999 is not presented as such presentation would not be meaningful due to the Reorganization, which was completed on December 2, 1998.

      Reclassifications - Certain amounts included in the 1999 and 2000 consolidated financial statements have been reclassified to conform to the 2001 presentation.

2.    SECURITIES AVAILABLE-FOR-SALE AND HELD TO MATURITY

      Securities available-for-sale and held to maturity at September 30, 2001 and 2000 are summarized as follows:

                                                                          2001
                                          ---------------------------------------------------------------------
                                                                 Gross         Gross
                                              Amortized        Unrealized    Unrealized           Market
             Held to Maturity                   Cost             Gains         Losses              Value
U.S. Government and Agency
 debt obligations                           $  1,737,109       $   4,447      $       -       $   1,741,556
                                            ============       =========      =========       =============
Weighted average rate at end
  of period                                         4.65%
                                            ============

                                                                          2000
                                          ---------------------------------------------------------------------
                                                                 Gross         Gross
                                              Amortized        Unrealized    Unrealized           Market
             Held to Maturity                   Cost             Gains         Losses              Value
U.S. Government and Agency
  debt obligations                          $ 13,634,391       $       -      $ (19,379)      $  13,615,012
                                            ============       =========      =========       =============

Weighted average rate at end
  of period                                         6.37%
                                            ============

                                                                          2001
                                          ---------------------------------------------------------------------
                                                                 Gross         Gross
                                              Amortized        Unrealized    Unrealized           Market
             Available-for-Sale                 Cost             Gains         Losses              Value
U.S. Government and Agency
  debt obligations                          $  2,693,166       $ 205,053      $       -       $   2,898,219

                                               1,297,656          42,034        (12,800)          1,326,890
Equity securities                           ------------       ---------      ---------       -------------

                     Total                  $  3,990,822       $ 247,087      $ (12,800)      $   4,225,109
                                            ============       =========      =========       =============

Weighted average rate
paid at end of period                               6.68%
                                            ============

                                                                             2000
                                               -----------------------------------------------------------------
                                                                     Gross         Gross
                                                   Amortized      Unrealized     Unrealized        Market
              Available-for-Sale                      Cost           Gains         Losses           Value
U.S. Government and Agency
  debt obligations                               $  4,424,833      $  48,520    $     (4,107)    $   4,469,246

Equity securities                                   1,032,425              -          (8,512)        1,023,913
                                               --------------     ----------    ------------     -------------

              Total                              $  5,457,258      $  48,520    $    (12,619)    $   5,493,159
                                               ==============     ==========    ============     =============

Weighted average rate at end
  of period                                              6.46%
                                               ==============

     Proceeds from sales of available-for-sale securities for 2001 were $1.7 million. Realized gains from those sales were $441,000. There were no sales of available-for-sale securities during 2000.

     The amortized cost and market values of held to maturity and available-for-sale debt investment securities at September 30, 2001, by contractual maturity, are shown below.

                                              Held to Maturity                     Available-for-Sale
                                    -------------------------------------- ------------------------------------
                                                           Estimated                            Estimated
                                        Amortized            Market            Amortized          Market
Term to Maturity                           Cost              Value               Cost             Value
One year or less                      $    1,463,867    $    1,457,766       $     744,112    $     787,205
One year through five years                  273,242           283,790           1,949,054        2,111,014
                                      --------------    --------------       -------------    -------------
           Tota1                      $    1,737,109    $    1,741,556       $   2,693,166    $   2,898,219
                                      ==============    ==============       =============    =============

3.   MORTGAGE-BACKED AND RELATED SECURITIES

     Mortgage-backed and related securities held to maturity and available-for-sale at September 30, 2001 and 2000 are summarized as follows:

                                                                            2001
                                               ----------------------------------------------------------------
                                                                      Gross         Gross
                                                   Amortized       Unrealized    Unrealized       Market
               Held to Maturity                       Cost            Gains        Losses          Value
Mortgage-backed securities                       $  2,156,419      $   182,775     $        -     $  2,339,194

Collateralized mortgage obligations                   360,747            3,702            (81)         364,368
                                                 ------------      -----------     ----------     ------------

          Total                                  $  2,517,166      $   186,477     $      (81)    $  2,703,562
                                                 ============      ===========     ==========     ============

Weighted average rate at end of period                   8.26%
                                                 ============

                                                                            2000
                                               ----------------------------------------------------------------
                                                                       Gross           Gross
                                                   Amortized        Unrealized      Unrealized       Market
               Held to Maturity                       Cost             Gains          Losses          Value
Mortgage-backed securities                       $  3,112,147      $   103,968     $         -   $  3,216,115

Collateralized mortgage obligations                    21,544                -            (190)        21,354
                                                -------------      -----------     -----------   ------------

          Total                                  $  3,133,691      $   103,968     $      (190)  $  3,237,469
                                                =============      ===========     ===========   ============

Weighted average rate at end of period                   8.57%
                                                =============

                                                                         2001
                                        -----------------------------------------------------------------------
                                                                  Gross          Gross
                                              Amortized         Unrealized     Unrealized        Market
           Available-for-Sale                   Cost              Gains          Losses           Value
Mortgage-backed securities                $    8,479,309       $    308,249    $          -   $    8,787,558
                                          ==============       ============    ============   ==============

Weighted average rate at end
  of period                                         6.93%
                                          ==============

                                                                         2000
                                         ----------------------------------------------------------------------
                                                                   Gross            Gross
                                              Amortized         Unrealized       Unrealized       Market
           Available-for-Sale                    Cost              Gains           Losses          Value
Mortgage-backed securities                $   19,889,444       $          -    $   (418,989)  $   19,470,455
                                          ==============       ============    ============   ==============

Weighted average rate at end
  of period                                         6.87%
                                         ================

     Proceeds from sales of available-for-sale securities for 2001 were $8.7 million. Realized gains from those sales were $99,200. There were no sales of available-for-sale securities during 2000.

      The amortized cost and estimated market value of held to maturity and available-for-sale mortgage-backed and related securities at September 30, 2001, by contractual maturity, are shown below.

                                                       Held to Maturity                       Available-for-Sale
                                             -----------------------------------       --------------------------------
                                                                     Estimated                               Estimated
                                                  Amortized           Market             Amortized            Market
            Term to Maturity                         Cost              Value                Cost              Value
            One year or less                   $    269,295        $   283,792         $        -        $         -
            One year through five years              20,257             20,257                  -                  -
            Five years through ten years            269,947            293,686            835,894            862,490
            Ten years or more                     1,957,667          2,105,827          7,643,415          7,925,068
                                               ------------        -----------         ----------        -----------

                 Tota1                         $  2,517,166        $ 2,703,562         $8,479,309        $ 8,787,558
                                               ============        ===========         ==========        ===========

      Actual maturities of mortgage-backed and related securities may differ from scheduled maturities depending on the repayment characteristics and experience of the underlying financial instruments, on which borrowers have the right to call or prepay certain obligations sometimes without penalties.

4.    LOANS RECEIVABLE

      Loans receivable at September 30, 2001 and 2000 are summarized as follows:

                                                                              2001                2000
            Loans secured by residential real estate:
             Conventional                                              $  157,071,226      $  168,072,682
             FHA/VA                                                         5,747,764           6,241,649
                                                                       --------------      --------------

                                                                          162,818,990         174,314,331
            Commercial real estate loans                                    1,408,764             411,854
            NOW overdrafts                                                    180,599             135,846
            Home equity lines                                              28,585,637          14,396,340
            Consumer loans                                                 13,884,405          23,297,961
                                                                       --------------      --------------

                                                                          206,878,395         212,556,332
            Less:
             Deferred loan (costs) fees                                      (657,906)         (1,017,017)
             Loans-in-process                                               1,577,172           2,288,377
             Allowance for loan losses                                      1,844,214           1,365,776
                                                                       --------------      --------------

                 Total                                                 $  204,114,915      $  209,919,196
                                                                       ==============      ==============

             Weighted average rate at end of period                              7.63%               8.07%
                                                                       ==============      ==============

      The adjustable rate loans have interest rate adjustment limitations and are generally indexed to the one-year Constant Maturity U.S. Treasury rate. Future market factors may affect the correlation of the interest rate adjustment with the rates the Bank pays on the short-term deposits that have been primarily utilized to fund these loans.

      The Bank is subject to numerous lending-related regulations. Under federal law and regulations, the Bank may not make real estate loans to one borrower in excess of the greater of 15% of its unimpaired capital and surplus or $500,000, whichever is greater. As of September 30, 2001, the Bank was in compliance with this limitation.

      The Bank has granted loans to officers and directors. Changes in loans to officers and directors for the years ended September 30, 2001 and 2000 are summarized as follows:

        Balance, September 30, 1999                                  $  377,728
        Additions                                                       126,953
        Repayments and reclassifications                               (438,930)
                                                                     ----------
        Balance, September 30, 2000                                      65,751
        Additions                                                             -
        Repayments and reclassifications                                (65,751)
                                                                     ----------
        Balance, September 30, 2001                                  $        -
                                                                     ==========


      Home equity lines of credit to officers totaled $227,950 of which none had been used as of September 30, 2001.

      Activity in the allowance for loan losses for the years ended September 30, 2001, 2000 and 1999 follows:

                                                    2001       2000      1999

        Balance, beginning of year            $  1,365,776  $  985,773 $762,688
        Provision charged to expense               752,297     499,399  264,936
        Charge-offs                               (274,850)   (133,545) (52,378)
        Recoveries                                     991      14,149   10,527
                                              ------------  ---------- --------

        Balance, end of year                  $  1,844,214  $1,365,776 $985,773
                                              ============  ========== ========

      Troubled debt restructuring was $222,000 in 2001 and $158,000 in 2000. The Bank did not engage in any troubled debt restructurings during the year ended September 30, 1999.

      Non-accrual loans totaled approximately $276,000, $413,000 and $258,000 at September 30, 2001, 2000 and 1999, respectively. Interest income recognized on impaired loans was not significant for any years stated. Similarly, the difference between interest that would have been recognized under the original terms of non-accrual and renegotiated loans and interest actually recognized on such loans also was not significant.

      At September 30, 2001, 2000 and 1999, the Bank was servicing loans for others amounting to approximately $863,000, $1,714,000, and $864,000, respectively. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income is recorded on the accrual basis and includes servicing fees from investors and certain charges collected from borrowers. In connection with these loans serviced for others, the Bank held borrowers' escrow balances of $33,000, $43,000, and $33,000 and at September 30, 2001, 2000 and 1999, respectively.

      The Bank originates certain loans for resale to correspondent lenders. These sales include recourse provisions that require the Bank to repurchase the loans upon certain events of default, generally documentation deficiencies, for periods up to one year from the date of the loan sale. The Bank has not historically incurred losses as a result of such loans, nor are any losses anticipated; however actual losses incurred by the Bank in the future due to these recourse provisions may vary from the Bank's estimate due to a number of factors beyond the Bank's control. During 2001, 2000 and 1999, the Bank sold whole loans to correspondent lenders totaling $397.2 million, $148.1 million and $125.9 million, respectively. The Bank also originates loans for resale to the MHDC. A change in the MHDC rules no longer permits servicing to be retained and all loans are sold at pre-determined prices. No loans were sold to MHDC in 2001, 2000 and 1999 from the Bank's portfolio. In 2000, the Bank sold to an out-of-state investor a 90% participation in one-to-four family residential loans in the amount of $1.0 million. Effective June 30, 1999, the Bank sold all of its servicing rights to its Ginnie Mae servicing portfolio of approximately $29.8 million. (See
      Note 12)

5.    REAL ESTATE ACQUIRED IN SETTLEMENT OF LOANS

      Real estate acquired in settlement of loans at September 30, 2001 and 2000 is summarized as follows:

                                                                        2001         2000
         Acquired in settlement of loans                            $         -   $    30,116
         Allowance for losses                                                 -        (2,108)
                                                                    -----------   -----------

             Total                                                  $         -   $    28,008
                                                                    ===========   ===========


      Activity in the allowance for losses on real estate owned for the years ended September 30, 2001, 2000 and 1999 is summarized as follows:

                                                          2001          2000         1999
         Balance, beginning of year                   $     2,108   $    17,161   $    18,640
         Provision charged to expense                      (2,108)        4,679        24,983
         Charge-offs                                            -       (19,732)      (26,462)
                                                      -----------   -----------   -----------

         Balance, end of year                         $         -   $     2,108   $    17,161
                                                      ===========   ===========   ===========


6.    PREMISES AND EQUIPMENT

      Premises and equipment at September 30, 2001 and 2000 are summarized as follows:

                                                                        2001         2000
         Land                                                       $ 1,012,879   $   854,456
         Office buildings and improvements                            3,410,102     2,917,632
         Furniture and equipment                                      2,681,662     2,175,006
                                                                    -----------   -----------
                                                                      7,104,643     5,947,094
         Less accumulated depreciation                               (3,423,833)   (3,013,411)
                                                                    -----------   -----------

             Total                                                  $ 3,680,810   $ 2,933,683
                                                                    ===========   ===========

      Certain facilities of the Bank are leased under various operating leases. Amounts paid for rent expense (net of rental income) for the fiscal years ending September 30, 2001, 2000 and 1999 were approximately $147,000, $229,000, and $111,400, respectively. Future minimum rental commitments under non-cancelable leases are as follows:

        Years ended September 30,                                Amount

           2002                                                    113,228
           2003                                                    102,500
           2004                                                     95,417
           2005                                                     60,000
           2006                                                     60,000
           Thereafter                                              170,000
                                                              ------------

                Total                                         $    601,145
                                                              ============



7.    DEPOSITS

      Deposits at September 30, 2001 and 2000 are summarized as follows:

                                                       2001                                2000
                                           ------------------------------- ---------------------------------
                                                               Weighted                          Weighted
                                                                Average                           Average
                                                               Interest                          Interest
                                                  Amount         Rate            Amount            Rate
         Transaction accounts:
          Noninterest-bearing checking       $    4,770,352           -%    $     4,128,875           -%
          Interest-bearing checking              17,642,516        0.79          15,664,971        1.15
          Money market                           41,172,358        3.32          15,781,238        4.28
                                             --------------                 ---------------

             Total transaction accounts          63,585,226        2.37          35,575,084        2.41
                                             --------------                 ---------------

         Passbook savings accounts               24,836,013        1.49          23,649,157        1.87
                                             --------------                 ---------------


         Certificates of deposit:
          2.00% to 2.99%                              5,000        2.96                   -           -
          3.00% to 3.99%                         36,615,268        3.50                   -           -
          4.00% to 4.99%                         29,543,646        4.44          39,031,869        4.32
          5.00% to 5.99%                         20,729,038        5.59          28,747,038        5.59
          6.00% to 6.99%                          9,854,872        6.42          32,256,297        6.39
          7.00% to 7.99%                          4,541,322        7.07           9,153,225        7.09
                                             --------------                 ---------------

             Total certificates of deposit      101,289,146        4.64         109,188,429        5.50
                                             --------------                 ---------------

                 Total                       $  189,710,385        3.47%    $   168,412,670        4.33%
                                             ==============                 ===============

     The aggregate amount of jumbo certificates of deposit with a minimum principal amount of $100,000 was $12,275,000 and $10,578,000 at September 30, 2001 and 2000, respectively.

     At September 30, 2001, the scheduled maturities of certificates of deposit were as follows:

                                                                    Weighted
                                                                     Average
       Mature within fiscal year:                    Amount           Rate

       2002                                      $  77,178,008         4.59%
       2003                                         16,474,614         5.02
       2004                                          5,702,619         4.35
       2005                                          1,560,346         4.64
       2006                                            291,801         4.65
       Thereafter                                       81,758         3.40
                                                 -------------
                 Total                           $ 101,289,146         4.64%
                                                 =============

     A summary of interest expense on deposits for the years ended September 30, 2001, 2000 and 1999 follows:

                                                                        2001             2000             1999
       Transaction accounts                                        $  1,431,215     $   827,510     $   770,738
       Savings and certificates of deposit accounts                   5,961,287       5,710,826       5,884,682
                                                                   ------------     -----------     -----------

                                                                   $  7,392,502     $ 6,538,336     $ 6,655,420
                                                                   ============     ===========     ===========

8.   ADVANCES FROM FEDERAL HOME LOAN BANK

     Advances from the Federal Home Loan Bank ("FHLB") of Des Moines at September 30, 2001 and 2000 are summarized as follows:

                                                          2001                             2000
                                            --------------------------------- --------------------------------
                                                                 Weighted                          Weighted
                                                                  Average                          Average
Maturing Within Fiscal Year                                      Interest                          Interest
Ending September 30,                              Amount           Rate             Amount           Rate
2001                                          $            -                   $  27,200,000          6.59%
2002                                              15,200,000       6.49           12,100,000          6.75
2003                                              10,300,000       6.39            8,800,000          6.99
2004                                               3,000,000       7.09            3,000,000          7.09
2005                                               2,000,000       7.48            2,000,000          7.48
2009 (callable in 2004)                           10,000,000       5.92           10,000,000          5.92
2010 (callable in 2001)                            3,000,000       6.12                    -             -
2010 (callable in 2003)                            1,500,000       6.38            3,000,000          6.12
2011 (callable in 2002)                           10,000,000       4.51                    -             -
                                              --------------                   -------------
                                              $   55,000,000       6.05%       $  66,100,000          6.60 %
                                              ==============                   =============

      The Bank has the ability to borrow funds from the FHLB of Des Moines equal to 40% of the Bank's total assets under a blanket agreement which assigns all investments in FHLB of Des Moines stock as well as qualifying first mortgage loans as collateral to secure the amounts borrowed. At September 30, 2001, the Bank had approximately $60,000,000 in borrowing capacity available to it under the above-mentioned borrowing arrangement.

9.    NOTE PAYABLE

      At September 30, 2000, the Company had a short-term note payable in the amount of $12,500,000 at a rate of 9%, which was obtained to fund the payment of the $4.00 per share cash distribution. This note was repaid on October 13, 2000. (See Note 16)

10.   INCOME TAXES

      Income tax expense (benefit) for the years ended September 30, 2001, 2000 and 1999 is summarized as follows:

                                                                        2001              2000             1999
       Current                                                     $  2,019,119     $  1,334,471      $  1,428,142
       Deferred                                                        (252,673)        (175,107)         (176,481)
                                                                   ------------     ------------      ------------
             Total                                                 $  1,766,446     $  1,159,364      $  1,251,661
                                                                   ============     ============      ============

      Income tax expense for the years ended September 30, 2001, 2000 and 1999 differs from that computed at the federal statutory rate of 34 percent as follows:

                                            2001                           2000                            1999
                                ---------------------------- ------------------------------  ------------------------------
                                       Amount           %            Amount          %               Amount          %
        Tax at statutory federal
         income tax rate          $ 1,670,336         34.0 %    $   777,174        34.0 %       $ 1,150,693        34.0 %
        Increase (decrease)
         resulting from:
          Esop adjustment              78,671          1.6          308,167        13.5                -             -
          State taxes, net of         107,011          2.2           95,721         4.2             100,505         3.0
           federal benefit
          Other                       (89,572)        (1.8)         (21,698)       (1.0)                463          -
                                  -----------       ------      -----------      ------         -----------      ------

           Total                  $ 1,766,446         36.0 %    $ 1,159,364        50.7 %       $ 1,251,661        37.0 %
                                  ===========       ======      ===========      ======         ===========      ======

      The components of deferred tax assets and liabilities, which are included in other assets in the consolidated balance sheets, at September 30, 2001 and 2000, are as follows:

                                                                                 2001              2000
        Deferred tax assets:
         Allowance for loan losses                                           $  581,263        $  424,647
         Premises and equipment                                                 255,792           254,405
         Management Recognition and Development Plan stock awards               135,031            93,810
         Supplemental retirement plan                                            91,877            96,297
         Unrealized losses on securities available-for-sale                        -              141,743
         Other                                                                  109,435            53,084
                                                                             ----------        ----------
                Total deferred tax assets                                     1,173,398         1,063,986

        Deferred tax liabilities:
         FHLB stock dividends                                                   144,587           144,587
         Unrealized gains on securities available-for-sale                      200,739                 -
                                                                             ----------        ----------

                Total deferred tax liabilities                                  345,326           144,587
                                                                             ----------        ----------

        Net deferred tax assets                                              $  828,072        $  919,399
                                                                             ==========        ==========

11.   STOCKHOLDERS' EQUITY

      During fiscal 2001, the Company paid quarterly cash dividends on common stock of $0.065 per share on October 24, 2000 and January 23, 2001 and $0.075 per share on April 23, 2001 and July 19, 2001.

      During fiscal 2000, the Company paid quarterly cash dividends on common stock of $0.09 per share on October 19, 1999, January 18, 2000, April 24, 2000 and July 19, 2000. In addition, a special cash distribution in the amount of $4.00 per share was paid on September 1, 2000. (See Note 16)

      During fiscal 2001, the Company repurchased 332,438 shares of its own stock with a total value of $3.8 million at the time of repurchases. Prior to fiscal 2001, the Company repurchased 954,410 shares of its own stock with a total value of $11.0 million, of which 756,410 shares were repurchased with a total value of $8.7 million during fiscal 2000.

12.   OTHER NON-INTEREST INCOME

      The Bank recognized gains of approximately $540,000 on sales of securities in fiscal 2001. There were no significant other income items in fiscal 2001. In 1999, the Bank sold their property and casualty insurance operations as well as servicing rights on a portfolio of $29.8 million of Ginnie Mae loans. The Bank recognized gains of approximately $294,000 in connection with the transactions that are reflected in the financial statements as other income.

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

      Quantitative measures that have been established by regulation to ensure capital adequacy require the Bank to maintain minimum capital amounts and ratios (set forth in the table below). The Bank's primary regulatory agency, the OTS, requires that the Bank maintain minimum ratios of tangible capital (as defined in the regulations) of 1.5%, core capital (as defined) of 3% and total risk-based capital (as defined) of 8%. The Bank is also subject to prompt corrective action capital requirement regulations set forth by the FDIC. The FDIC requires the Bank to maintain minimum of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of September 30, 2001, that the Bank meets all capital adequacy requirements to which it is subject.

      As of September 30, 2001 and 2000, the most recent notification from the OTS categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized" the Bank must maintain minimum total risk-based, Tier I risk-based, Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

                                                                                        To be Categorized as
                                                                                         "Well Capitalized"
                                                                                            Under Prompt
                                                                     For Capital          Corrective Action
                                                Actual            Adequacy Purposes           Provisions
                                        ---------------------- ----------------------  -----------------------
(Dollars in thousands)                     Amount     Ratio       Amount    Ratio        Amount      Ratio
As of September 30, 2001:
  Tangible capital (to total assets)     $ 27,117     9.50 %     $ 4,282    1.50 %         N/A        N/A
  Core capital (to total assets)           27,117     9.50 %       8,555    3.00 %         N/A        N/A
  Total risk-based capital (to risk-
    weighted assets)                       28,891    12.78 %      18,080    8.00 %      $ 22,600     10.00 %
  Tier I risk-based capital (to risk-
    weighted assets)                       27,117    12.00 %        N/A      N/A          13,557      6.00 %
  Tier I leverage capital (to average
    assets)                                27,117     9.71 %        N/A      N/A          13,155      4.71 %

As of September 30, 2000:
  Tangible capital (to total assets)     $ 41,433    14.79 %     $ 4,203    1.50 %         N/A        N/A
  Core capital (to total assets)           41,433    14.79 %       8,413    3.00 %         N/A        N/A
  Total risk-based capital (to risk-
    weighted assets)                       42,796    24.31 %      14,084    8.00 %        17,606     10.00 %
  Tier I risk-based capital (to risk-
    weighted assets)                       41,433    23.53 %        N/A      N/A          10,563      6.00 %
  Tier I leverage capital (to average
    assets)                                41,433    16.53 %        N/A      N/A          12,533      5.00 %

     A reconciliation at September 30, 2001 of the Bank's stockholders' equity and regulatory risk-based capital follows (dollars in thousands):

       Stockholders' equity                                           $ 27,426
       Less: Unrealized gains on available for sale securities            (309)
                                                                      --------

       Tangible capital                                                 27,117
       General valuation allowances                                      1,774
                                                                      --------

       Regulatory risk-based capital                                  $ 28,891
                                                                      ========



     The Bank is prohibited from paying cash dividends if the effect thereof would be to reduce the regulatory capital of the Bank below the amount required for the liquidation account that the Bank established in connection with the consummation of the Reorganization on December 2, 1998.

14.  EMPLOYEE BENEFITS

     The 1994 Management Recognition and Development Plan ("MRDP") was adopted on January 18, 1995. The MRDP is administered by the Board of Directors of the Bank. Collectively, the Board reserved 24,000 shares (or 39,859 shares after conversion) of the Bank's common stock for award pursuant to the MRDP, all of which have been awarded and have vested over a five-year period beginning on January 18, 1995. The value of the common stock contributed to the MRDP was amortized to compensation expense over the vesting period. Such compensation expense amounted to -0-, $18,400, and $55,200 during the years ended September 30, 2001, 2000 and 1999, respectively. On January 21, 2000, shareholders approved a Management Recognition and Development Plan ("MRDP") granting up to 116,380 shares of restricted stock all of which have been awarded. The restricted stock awards vest over a five-year period beginning January 21, 2001. The 116,380 shares of stock were issued from Treasury Stock on the dates of the grants. The Company recorded one stock award of 109,397 shares at market value (adjusted basis $7.73), and another 6,983 shares at market value (adjusted basis $8.07) as unearned MRDP shares in stockholder's equity and will amortize the unearned MRDP shares to compensation expense over the vesting period. On January 17, 2001 the Company re-granted one stock award of 13,034 shares at market value of $10.00. The restricted award will vest over a five-year period beginning January 17, 2002. Such compensation expense was $175,462 and $192,006 during the years ended September 30, 2001 and 2000.

     In addition, as a result of the declaration of a special $4.00 per share cash dividend (see Note 16), dividends of approximately $465,000 were paid on unvested shares included in the Company's MRDP, and were accounted for as compensation expense for the year ended September 30, 2000. Subsequent to the payment date, unearned MRDP was reduced with a corresponding adjustment to additional paid-in capital to reflect the proportionate reduction in the value of the shares held by the plan.

     The Bank executed a Supplemental Retirement Benefit agreement for its former chief executive officer. Under the terms of the agreement, the officer is to receive $2,473 monthly, commencing upon retirement, for a total of 15 years. The net present value of these payments is reflected in other liabilities and totaled $223,000 and $235,000 at September 30, 2001 and 2000, respectively. Compensation expense under this plan totaled $17,400, $18,300 and $19,100 for the years ended September 30, 2001, 2000 and 1999, respectively.

      Substantially all full-time salaried employees are included in a trusteed, defined benefit pension plan. The benefits contemplated by the plan are funded through payments to the Pentegra Group, which operates as a multiemployer plan. During the years ended September 30, 2001, 2000 and 1999, the Bank was not required to make any contributions to the plan because it was fully funded and accordingly, no pension expense was recorded. At September 30, 2001, the Bank had no liability for contributions due and unpaid.

     The Bank maintains a 401(k) savings plan for eligible employees. In 2001, 2000 and 1999, the Bank matched 50% of each participant's contribution up to a maximum of 4%. The Bank's contributions to this plan were $68,950, $45,500 and $46,800 for the years ended September 30, 2001, 2000 and 1999, respectively.

     The Company has entered into employment agreements with two senior members of management, one officer has a three-year agreement and the other has a two-year agreement. Under the agreements, the Bank will pay the members their initial base salaries, which may be increased at the discretion of the Board of Directors. Additionally, the agreements provide for severance payments if employment is terminated following a change in control. These payments will be equal to 3 and 2 times, respectively, their average annual compensation paid during the five years immediately preceding the change in control.

     On January 18, 1995, the Board of Directors established the Stock Option Plan (the "Plan") and reserved 99,648 shares of the Bank's common stock to be awarded under the Plan. On January 25, 1995, the Board granted 82,708 shares to certain officers, employees and directors at an exercise price of $7.15 per share (adjusted basis $5.42). The remaining 16,940 shares were granted during 1998 to certain officers and directors at a current exercise price of $15.43 per share (adjusted basis $11.69). These options vest 20% each year from the date of grant and expire no later than ten years from the date of grant. On January 21, 2000, as a result of shareholder approval on that date of Stock-Based Incentive Plan, the Company granted options to purchase 258,979 shares of Company stock at an exercise price of $10.69 per share (adjusted basis $8.10) to officers and directors of the Company and the Bank. The 2000 year plan options vest at 20% to 33.3% per management discretion each year from the date of grant and expire no later than ten years from the date of grant. The current exercise prices for all options were adjusted subsequent to the special $4.00 cash distribution to reflect the proportional change in values that resulted from the special cash dividend paid September 1, 2000. On January 17, 2001, the Board granted 39,396 shares to certain officers at a current exercise price of $10.00 per share (market value at date of grant). On May 30, 2001, the Board granted an additional 25,000 shares at a current exercise price of $12.88 per share (market value at date of grant).

     In connection with the Reorganization from the mutual holding company form of organization, the Company assumed the Plan and all outstanding options and shares of Pulaski Bank were converted into $.01 par value shares of Pulaski Financial Corp. common stock based on 1.6608 exchange ratio. A summary of the status of the Company's stock option plan for the years ended September 30 and reflecting the Reorganization is as follows:

                                              2001                             2000                             1999
                                              ----                             ----                             ----
                                  Options     Weighted Average     Options     Weighted Average    Options     Weighted Average
                                   (000)       Exercise Price       (000)     Exercise Price (1)    (000)       Exercise Price
                                   -----       --------------       -----     ------------------    -----       --------------
           Outstanding-beginning
             of year                302           $    8.00            73            $    8.89        80              $   8.90
           Granted                   64               11.12           260                10.47        --                    --
           Exercised                (39)               6.73           (22)                7.01        (7)                 7.15
           Forfeited                (19)               8.10            (9)                9.98        --                    --
                                   ----           ---------         -----            ---------     -----              --------

           Outstanding-end
             of year                308           $    8.81           302            $    8.00        73              $   9.07
                                   ====           =========         =====            =========     =====              ========

           Exercisable at end
             of year                109           $    8.32            47            $    7.21        43              $   9.01
                                   ====           =========         =====            =========     =====              ========


           Weighted average fair
             value of options
             granted during
             the year                --           $    2.42            --                N/A          --                  N/A


     (1) Effective September 1, 2000 stock options adjusted down 24.24% as a result of special $4.00 cash distribution.

     The pro forma effects of applying the fair value approach in accordance with SFAS No. 123 Accounting For Stock-Based Compensation, is required for those entities which elect to continue following the guidance of Accounting Principles Board Opinion ("APB") No. 25, and is applicable for awards granted subsequent to October 1, 1995. Consequently, pro forma results are not required for the shares granted on January 25, 1995. During 1999, the pro forma effects on net income and earnings per share for the shares granted during 1998 were not material.

     The Company applies APB No. 25 in accounting for its stock option plan, under which no compensation cost has been recognized for stock option awards. Had compensation cost for the stock option plan been determined in accordance with the fair value accounting method prescribed under SFAS No.123, the Company's net income and net income per share on a pro forma basis would have been as presented in the following table.

                                                                                         Year Ended September 30,
                                                                                          2001              2000
                                                                                      ------------------------------
           Net Income:
             As reported                                                                $3,146,295      $1,126,440
             Pro forma                                                                   3,108,199       1,086,258
           Basic earnings per share:
             As reported                                                                      1.10            0.34
             Pro forma                                                                        1.08            0.33
           Diluted earnings per share:
             As reported                                                                      1.07            0.34
             Pro forma                                                                        1.05            0.33


        For purposes of computing the pro forma effects of stock option grants under the fair value accounting method, the fair value of each stock option grant was estimated on the date of the grant using the Black-

       Scholes option-pricing model. The following assumptions for fiscal 2001 and 2000 were used for the grants:

                                                            2001          2000

       Risk free interest rate                            3.60 %         5.85 %
       Expected volatility                               23.60 %        48.42 %
       Expected life                                   5.5 years      6.5 years
       Dividend yield                                     2.63 %         3.13 %


     The Bank established a tax-deferred stock bonus plan known as the Employee Stock Ownership Plan (the "ESOP") for all eligible employees. In connection with the conversion and reorganization on December 2, 1998, 232,760 shares were purchased by the ESOP at $10 a share through an internal loan from the Company. The shares are allocated on an annual basis to each participant in an amount that is equivalent to the ratio of each participant's salary to that of the total payroll for each year ended December 31. The unallocated shares are released on a quarterly basis at a rate of 3,879 shares. In fiscal 2001 the Bank made additional principal payments on the loan to the Company, which released an additional 7,363 shares. As a result of the additional payments, the remaining shares will be fully allocated by fiscal 2008. As the shares are released, compensation expense is recognized equal to the fair value of the shares. In fiscal 2001, compensation expense under the plan was $282,772. At September 30, 2001 and 2000, the status of the ESOP shares was as follows:

                                                      2001            2000

       Allocated shares                             112,909          19,397
       Released shares                               19,000          94,062
       Unallocated and unreleased shares             98,008         119,301
                                                   --------        --------

           Total ESOP shares                        229,917         232,760
                                                    =======         =======



15.  RECONCILIATION OF BASIC EARNINGS PER SHARE TO DILUTED EARNINGS PER SHARE

     Basic earnings per share is computed using the weighted average number of common shares outstanding. The dilutive effect of potential common shares outstanding is included in diluted earnings per share. The computations of basic and diluted earnings per share are presented in the following table.

                                                       Years Ended September 30,
                                                          2001           2000
                                                       ----------     ----------

Net income                                             $3,146,295     $1,126,440

Weighted average shares outstanding - basic             2,866,290      3,290,833
Effect of dilutive securities:
Employee stock options                                     88,061         33,513
                                                       ----------     ----------
Weighted average shares outstanding - diluted           2,954,351      3,324,346
                                                       ==========     ==========

Earnings per share:
   Basic                                               $     1.10     $     0.34
   Diluted                                                   1.07           0.34


Earnings per share for the year ended September 30, 1999 is not presented as such presentation would not be meaningful due to the stock reorganization from the mutual holding company form of organization that was completed on December 2, 1998.

16.  DECLARATION OF $4.00 PER SHARE SPECIAL CASH DISTRIBUTION

     On March 31, 2000 the Board of Directors declared a special cash distribution in the amount of $4.00 per share. The dividend was paid on September 1, 2000. Under NASDAQ stock market rules, the ex-dividend date for the distribution was September 5, 2000. The portion of the special cash distribution treated as a return of capital was considered to be a reduction in the cost basis of each share and non-taxable to shareholders. As a result of the special cash distribution, it was determined that approximately 50% of dividends paid during the quarter ended December 31, 1999 would be non-taxable to shareholders and substantially all of the dividends paid from January through September 2000 would be non-taxable.

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

     On October 1, 2000 the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137 and SFAS No. 138. The Company's derivative instruments included the following. Under SFAS No. 133, rate lock commitments given to borrowers are considered to be derivatives. The Company hedges the interest rate risk inherent in rate lock commitments with delivery commitments to sell loans which are considered to be derivatives under SFAS No. 133. The Company hedges the future cash flows from sale of its inventory of closed loans held for sale with delivery commitments to sell loans. The adoption of SFAS No. 133 did not have a material effect on the financial statements of the Company.

     At September 30, 2001, the Bank had commitments net of non-cash portion of refinanced loans to originate loans of approximately $11.4 million, of which, approximately $10.9 million were committed to be sold. Of the remaining $516,000 to be retained, none were at fixed rates. At September 30, 2000, the Bank had commitments net of non-cash portion of refinanced loans to originate loans of approximately $5.7 million, of which, approximately $4.7 million were committed to be sold. Of the remaining $1.0 million to be retained, approximately $251,000 was at fixed rates. Additionally, the Bank had outstanding commitments to lend to borrowers under unused home equity lines of credit of $29.4 million and $10.1 million at September 30, 2001 and 2000, respectively.

     At September 30, 2001 and 2000, the Bank had commitments to sell loans on a best-efforts basis of $48.8 million and $19.7 million, respectively, which includes $37.8 million and $13.1 million, respectively, recorded in the financial statements as loans held-for-sale. Any unrealized loss on these commitment obligations is considered in conjunction with the Bank's lower of cost or market valuation on its loans receivable held-for-sale.

     Substantially all of the Bank's loans are to borrowers located in St. Louis, Missouri and the surrounding counties.

19.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     Estimated fair value amounts of financial instruments have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

     Carrying values and estimated fair values at September 30, 2001 and 2000 are summarized as follows:

                                                               2001                         2000
                                                     ---------------------------   ---------------------------
                                                                      Estimated                     Estimated
                                                       Carrying          Fair        Carrying          Fair
                                                         Value          Value          Value          Value
  ASSETS:
    Cash and cash equivalents                        $ 13,048,000   $ 13,048,000   $  7,562,000   $  7,562,000
    Securities - HTM                                    1,737,000      1,742,000     13,634,000     13,615,000
    Securities - AFS                                    4,225,000      4,225,000      5,493,000      5,493,000
    Capital Stock of Federal Home Loan Bank             3,960,000      3,960,000      3,580,000      3,580,000
    Mortgage-backed and related securities - HTM        2,517,000      2,704,000      3,134,000      3,237,000
    Mortgage-backed and related securities - AFS        8,788,000      8,788,000     19,470,000     19,470,000
    Loans:
      Loans receivable held for sale                   38,087,000     38,776,000     14,374,000     14,634,000
      Loans receivable                                204,115,000    208,159,000    209,919,000    207,666,000

  LIABILITIES:
    Deposits                                          189,710,000    199,667,000    168,413,000    167,599,000
    Advances from Federal Home Loan Bank               55,000,000     57,182,000     66,100,000     65,813,000
    Note payable                                                -              -     12,500,000     12,500,000
    Due to other Banks                                  8,477,000      8,477,000              -              -

                                                                 2001                         2000
                                                     ---------------------------   ---------------------------
                                                       Contract       Estimated      Contract       Estimated
                                                          or         Unrealized         or          Unrealized
                                                       Notional         Gain         Notional          Gain
                                                        Amount         (Loss)         Amount          (Loss)
    Off-balance sheet financial instruments:
      Commitments to originate and
      purchase first and second mortgage
      loans                                          $ 11,428,000    $        -    $ 5,708,000      $        -
      Commitments to originate
       non-mortgage loans                              29,428,000             -     10,136,000               -



     The following methods and assumptions were used to estimate the fair value of the financial instruments:

     Cash and Cash Equivalents - The carrying amounts are at face value.

     Securities and Mortgage-backed and Related Securities - Estimated fair values of securities and mortgage-backed and related securities are based on quoted market prices and prices obtained from independent pricing services. If quoted market prices are not available, fair values are estimated using quoted market prices for similar instruments.

     Capital Stock of the Federal Home Loan Bank - The carrying amount is equivalent to the face value.

     Loans Receivable Held-for-Sale - The estimated fair value of loans held-for-sale is determined based upon recent historic sales premiums.

     Loans Receivable - The fair value of loans receivable is estimated based on present values using applicable risk-adjusted spreads to the U. S. Treasury curve to approximate current interest rates applicable to each category of such financial instruments. No adjustment was made to the interest rates for changes in credit of performing loans for there are no known credit concerns. Management segregates loans in appropriate risk categories. Management believes that the risk factor embedded in the interest rates along with the allowance for loan losses applicable to the performing loan portfolio results in a fair valuation of such loans.

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

     The fair value estimates presented herein are based on pertinent information available to management as of September 30, 2001 and 2000. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

20.  PROSPECTIVE IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill [and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The Company does not believe that the adoption of these Statements will have a material effect on the Company's consolidated financial statements.

21.   COMPREHENSIVE INCOME

SFAS No. 130, Reporting Comprehensive Income, establishes standards for the reporting and display of comprehensive income and its components. This statement requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income in the equity section of the balance sheet.
Following is a summary of other comprehensive income and the related income tax effects. There were no reclassification adjustments for the year ending September 30, 2000:


                                                For the Year Ended September 30, 2001
                                                -------------------------------------

                                           Before-Tax            Tax              Net-of-Tax
                                             Amount            Expense              Amount
                                             ------            -------              ------
Unrealized gains on available
     for sale securities                   $1,447,097         $516,276             $930,821

Less: reclassification adjustment
     for gains realized in net
     income                                   540,488          192,810              347,678
                                           ----------         --------             --------

Net unrealized gains                          906,609          323,466              583,143
                                           ----------         --------             --------

Other comprehensive income                 $  906,609         $323,466             $583,143
                                           ==========         ========             ========


                                                   For the Year Ended September 30, 1999
                                                   -------------------------------------

                                            Before-Tax      Tax                 Net-of-Tax
                                             Amount       Expense (benefit)       Amount
                                             ------       -----------------       ------
Unrealized losses on available
     for sale securities                   $(393,839)       $(145,061)          $(248,778)

Less: reclassification adjustment
     for gains realized in net
     income                                    1,750              648               1,102
                                           ---------        ---------           ---------

Net unrealized losses                       (395,589)        (145,709)           (249,880)
                                           ---------        ---------           ---------

Other comprehensive loss                   $(395,589)       $(145,709)          $(249,880)
                                           =========        =========           =========

22.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     The results of operations by quarter for 2001 and 2000 were as follows:

                                         First        Second          Third        Fourth
September 30, 2001                      Quarter       Quarter        Quarter       Quarter
Interest income                       $ 5,039,421   $ 5,052,936    $ 5,002,201   $ 5,062,372
Interest expense                        3,003,220     3,009,516      2,860,617     2,579,108

Net interest income                     2,036,201     2,043,420      2,141,584     2,483,264
Provision for loan losses                  89,664       190,640        193,399       278,594

Net interest income after
  loan loss provision                   1,946,537     1,852,780      1,948,185     2,204,670
Non interest income                     1,185,065     1,517,997      1,933,950     1,125,424
Non interest expense                    2,269,118     2,218,052      2,119,905     2,194,792

Income before taxes                       862,484     1,152,725      1,762,230     1,135,302
Income taxes                              319,098       449,736        676,366       321,246

Net income                                543,386       702,989      1,085,864       814,056

Earnings per share - basic                   0.18          0.24           0.38          0.30
Earnings per share - diluted                 0.18          0.24           0.37          0.28

Weighted average shares
  outstanding - basic                   2,958,288     2,886,507      2,826,699     2,793,675
Weighted average shares
  outstanding - diluted                 3,024,264     2,949,440      2,928,925     2,914,392

September 30, 2000

Interest income                       $ 4,202,418   $ 4,368,732    $ 4,647,575   $ 5,074,620
Interest expense                        2,003,260     2,130,798      2,420,234     2,931,878

Net interest income                     2,199,158     2,237,934      2,227,341     2,142,742
Provision for loan losses                 127,074        71,568        164,783       135,974

Net interest income after
  loan loss provision                   2,072,084     2,166,366      2,062,558     2,006,768
Non interest income                       618,751       547,394        854,517     1,141,405
Non interest expense                    1,809,094     3,355,116      1,880,388     2,139,440

Income (loss) before taxes                881,741      (641,356)     1,036,687     1,008,733
Income taxes                              315,572       104,005        366,557       373,231

Net income (loss)                         566,169      (745,361)       670,130       635,502

Earnings (loss) per share - basic            0.16         (0.22)          0.20          0.20
Earnings (loss) per share - diluted          0.16         (0.22)          0.20          0.20

Weighted average shares
  outstanding - basic                   3,476,880     3,378,878      3,218,301     3,089,418
Weighted average shares
  outstanding - diluted                 3,495,842     3,396,462      3,259,499     3,145,659

23.  CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS.

     The following table presents the condensed balance sheets, condensed statements of income and cash flows of the Company for the years ended September 30, 2001 and 2000.

       Condensed Balance Sheets                                                      2001                2000
       ASSETS:
         Cash and cash equivalents                                               $    1,449,962     $    1,008,475
         Investment in Bank                                                          27,426,331         41,312,018
         Investment and mortgage-backed securities                                    2,049,168          1,826,611
         Other assets                                                                   300,238             76,622
                                                                                 --------------     --------------

                  TOTAL ASSETS                                                   $   31,225,699     $   44,223,726
                                                                                 ==============     ==============

       LIABILITIES:
         Dividends payable                                                       $      214,790     $      205,211
         Other borrowed money                                                                -          12,500,000
         Other liabilities                                                                3,734            224,037
                                                                                 --------------     --------------

                  TOTAL LIABILITIES                                                     218,524         12,929,248
                                                                                 --------------     --------------

       STOCKHOLDERS' EQUITY                                                          31,007,175         31,294,478
                                                                                 --------------     --------------

       TOTAL LIABILITIES & STOCKHOLDERS' EQUITY                                  $   31,225,699     $   44,223,726
                                                                                 ==============     ==============


       Condensed Statements of Income                                                   2001              2000
       INTEREST INCOME                                                           $       98,363     $      335,303

       INTEREST EXPENSE                                                                  38,990             93,750
                                                                                 --------------     --------------



       NET INTEREST INCOME                                                               59,373            241,553

       NONINTEREST INCOME                                                               473,365                -

       NONINTEREST EXPENSE                                                              306,343            253,674
                                                                                 --------------     --------------

         Income (loss) before income taxes and equity in earnings of Bank               226,395            (12,121)

       INCOME TAX PROVISION (BENEFIT)                                                    81,222             (4,485)
                                                                                 --------------     --------------

         Net (loss) income before equity in earnings of Bank                            145,173             (7,636)
       EQUITY IN EARNINGS OF BANK                                                     3,001,122          1,134,076
                                                                                 --------------     --------------

       NET INCOME                                                                $    3,146,295     $    1,126,440
                                                                                 ==============     ==============

Condensed Statements of Cash Flows                                    2001            2000
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                     $  3,146,295    $  1,126,440
  Adjustments to reconcile net income to net cash from
    operating activities:
     Equity in earnings of Bank                                    (3,001,122)     (1,134,076)
     Net change in other assets and liabilities                      (561,451)        393,614
     Realized gain on sale of investments                            (441,290)              -
     Premium discount amortization                                          -         (69,698)
                                                                 ------------    ------------

           Net cash provided by (used in) operating activities       (857,568)        316,280
                                                                 ------------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Dividend upstream from Bank                                      17,500,000         300,000
  Purchases of investments                                         (1,469,453)     (1,751,488)
  Proceeds from maturities of investments                           1,645,512       4,750,000
  Principal payments on mortgage-backed securities                    129,972         115,085
                                                                 ------------    ------------

           Net cash provided by investing activities               17,806,031       3,413,597
                                                                 ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds (repayments) from other borrowings                     (12,500,000)     12,500,000
  Payments received from loan to ESOP                                 197,727         923,968
  Payment from subsidiary related to MRDP shares                      175,463         192,006
  Stock options issued                                                263,654         159,008
  Special return of capital ($4.00 per share)                               -     (12,338,860)
  Treasury stock purchases                                         (3,834,295)     (8,700,132)
  Dividends paid under common stock                                  (809,525)     (1,061,363)
                                                                 ------------    ------------

           Net cash used in financing activities                  (16,506,976)     (8,325,373)
                                                                 ------------    ------------

NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                                    441,487      (4,595,496)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                      1,008,475       5,603,971
                                                                 ------------    ------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                         $  1,449,962    $  1,008,475
                                                                 ============    ============

                                   * * * * * *

                            Common Stock Information

The common stock of the Company trades on the Nasdaq National Market under the symbol "PULB". There are approximately 1,600 stockholders of record of the Company, including brokers or other nominees.

The following table sets forth market price and dividend information for the Company's common stock for fiscal year 2001 and 2000.

 Fiscal 2001          High             Low                Dividend


First Quarter        $ 10.25         $  9.13           $.065/per share

Second Quarter       $ 10.86         $  9.56           $.065/per share

Third Quarter        $ 14.30         $ 10.00           $.075/per share

Fourth Quarter       $ 15.25         $ 13.81           $.075/per share




 Fiscal 2000          High             Low                Dividend

First Quarter        $ 11.50         $  9.63           $.09/per share

Second Quarter       $ 11.38         $  9.50           $.09/per share

Third Quarter        $ 12.25         $ 10.88           $.09/per share

Fourth Quarter       $ 14.00         $  9.44  (1)      $4.09/per share

(1) The Company's common stock price declined as a result of the $4.00 return of capital on September 1, 2000.

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

                             Directors and Officers


Directors                                                Officers
William A. Donius                                        William A. Donius
Chairman, President and Chief Executive Officer          Chairman, President and Chief Executive Officer

Robert A. Ebel                                           Ramsey K. Hamadi
Chairman of the Board of Universal Printing Co.          Chief Financial Officer

Garland A. Dorn                                          Christopher K. Reichert
President and Chief Executive Officer of Diagnostic      Executive Vice President
Rehabilitation Systems, Inc.

Thomas F. Hack                                           Beverly M. Kelley
Retired Chief Financial Officer                          Senior Vice President

E. Douglas Britt                                         Daniel N. Dean
Retired Thrift Executive                                 Senior Vice President

Dr. Edward J. Howenstein
Retired Dentist

Emeritus Director

Walter A. Donius
Chairman Emeritus

Advisory Director

Stanley J. Bradshaw
Principal, Bradshaw Capital Management

                              Corporate Information

Corporate Headquarters

  12300 Olive Boulevard
  St. Louis, Missouri

Independent Auditors

  Ernst & Young LLP
  St. Louis, Missouri

General Counsel

  Kappel, Neill and Wolff LLC
  St. Louis, Missouri

  Armstrong, Teasdale LLP
  St. Louis, Missouri

Special Securities Counsel

  Muldoon Murphy & Faucette LLP
  Washington, D.C.



                                 Annual Meeting

The annual meeting of the stockholders will be held Wednesday, January 16, 2002 at 2:00 p.m., Central Time, at The St. Louis Art Museum (rear entrance), 1 Fine Arts Boulevard, Forest Park, St. Louis, Missouri.