Form 10-K, Exhibit 13
period 2002-09-30
PULASKI FINANCIAL CORP
filed 2002-12-27
CIK 1062438

                                                                    Exhibit 13.0




--------------------------------------------------------------------------------
                       Pulaski Financial Corp.

                       2002 Annual Report

                             Business of the Company

Pulaski Financial Corp. (the "Company") is the holding company for Pulaski Bank (the "Bank"). The primary business of the Company is the management of the business and affairs of the Bank. The Company has no significant liabilities. The Company neither owns nor leases property, but instead uses the premises, equipment and furniture of the Bank. Accordingly, the information set forth in this report, including the consolidated financial statements and related financial data, relates primarily to the Bank.

The Bank is a community-oriented retail financial institution that provides traditional banking services within the Missouri counties of St. Louis, St. Charles, Franklin and Jefferson, and the City of St. Louis. The Bank also has lending operations in the Kansas City, Missouri metropolitan area. The Bank is engaged primarily in the business of attracting deposits from the general public and using these and other funds to originate one-to four-family residential mortgage loans, home equity loans, commercial real estate loans and consumer loans within the Bank's lending market area. The Bank is an approved lender/servicer for the Federal Housing Administration and the Veterans Administration, as well as for the Missouri Housing Development Commission (a government agency established to provide home buying opportunities for low income first time home buyers).

The Bank is regulated by the Office of Thrift Supervision, its primary federal regulator, and the Federal Deposit Insurance Corporation, the insurer of its deposits. The Bank's deposits are federally insured by the FDIC under the Savings Association Insurance Fund. The Bank is a member of the Federal Home Loan Bank System, America's Community Bankers, the Missouri Banker's Association and the Mortgage Banker's Association of St. Louis.

Selected Consolidated Financial Information

The following tables set forth certain information concerning the consolidated financial position, consolidated data from operations and performance ratios for the Company at the dates and for the years indicated.

                                                                                At September 30,
                                                         ---------------------------------------------------------------
                                                             2002        2001         2000          1999         1998
                                                                                  (In thousands)
FINANCIAL CONDITION DATA
Total assets                                             $   369,247  $  288,784   $  283,120    $  243,974   $  193,208
Loans receivable, net                                        227,581     204,115      209,919       181,533      141,769
Loans receivable held for sale                                97,174      38,087       14,374         8,159       13,442
Investment securities                                          4,876       5,962       19,128        13,244       21,158
Capital stock of Federal Home Loan Bank                        5,840       3,960        3,580         1,501        1,423
Mortgage-backed securities                                     7,482      11,305       22,604        25,353        6,900
Cash and cash equivalents                                     11,177      13,048        7,562         8,887        3,047
Deposits                                                     201,270     189,710      168,413       161,371      156,235
Advances from Federal Home Loan Bank                         116,800      55,000       66,100        28,600        1,900
Stockholders' equity                                          32,554      31,007       31,200(1)     49,905       25,213

                                                                            Years Ended September 30,
                                                         ---------------------------------------------------------------
                                                             2002        2001         2000          1999         1998
                                                                                  (In thousands)
OPERATING DATA
Interest income                                          $    18,195  $   20,157   $   18,310    $   15,258   $   13,602
Interest expense                                               8,150      11,453        9,503         7,323        7,142
                                                         -----------  ----------   ----------    ----------   ----------
Net interest income                                           10,045       8,704        8,807         7,935        6,460
Provision for loan losses                                      1,011         752          499           265          209
                                                         -----------  ----------   ----------    ----------   ----------
Net interest income after provision for loan losses            9,034       7,952        8,308         7,670        6,251
Non-interest income                                            7,223       5,763        3,162         2,275        1,691
Compensation expense-special dividend                              -           -        1,372             -            -
Non-interest expense                                           9,653       8,802        7,812         6,560        5,107
                                                         -----------  ----------   ----------    ----------   ----------
Income before income taxes                                     6,604       4,913        2,286         3,385        2,835
Income taxes                                                   2,418       1,767        1,160         1,252          990
                                                         -----------  ----------   ----------    ----------   ----------
Net income                                               $     4,186  $    3,146   $    1,126    $    2,133   $    1,845
                                                         ===========  ==========   ==========    ==========   ==========

Net income per common share - Basic                      $      1.56  $     1.10   $     0.34        N/M (2)      N/M (2)
                                                         ===========  ==========   ==========    ==========   ==========

Net income per common share - Diluted                    $      1.47  $     1.07   $     0.34        N/M (2)      N/M (2)
                                                         ===========  ==========   ==========    ==========   ==========

(1) After the effect of $11.5 million related to the cash distribution of $4.00 per share paid on September 1, 2000.
(2) Not meaningful due to the reorganization from the mutual holding company format, which took place on December 2, 1998.

                                                                                               At September 30,
                                                                             ----------------------------------------------------
OTHER DATA                                                                        2002       2001      2000       1999       1998
Number of:
  Real estate loans outstanding                                                  2,954      2,723     2,804      2,623      2,729
  Consumer loans (includes home equity loans)                                    4,295      3,203     2,997      2,984      1,251
  Deposit accounts                                                              23,977     23,733    23,174     21,297     18,581
  Full service offices                                                               5          5         5          4          5

                                                                                    At or For the Years Ended September 30,
                                                                             ----------------------------------------------------
KEY OPERATING RATIOS                                                              2002       2001      2000       1999       1998
Return on average assets                                                          1.38%      1.12%     0.44%(1)   0.96%      1.00%

Return on average equity                                                         13.24%     10.05%     2.81%(1)   4.52%      7.49%

Average equity to average assets                                                 10.44%     11.12%    15.59%     21.23%     13.35%

Interest rate spread                                                              3.46%      2.72%     2.79%      2.76%      3.02%

Net interest margin                                                               3.67%      3.23%     3.57%      3.70%      3.63%

Dividend payout ratio                                                            22.45%     26.17%    98.53%(1)  N/M(1)     N/M(1)

Non-interest expense to average assets                                            3.19%      3.12%     3.58%(2)   2.97%      2.77%

Average interest-earning assets to average interest-bearing liabilities         106.82%    112.16%   120.31%    127.51%    115.14%

Allowance for loan losses to total loans at end of period                         0.78%      0.76%     0.61%      0.52%      0.49%

Allowance for loan losses to nonperforming loans                                103.74%     77.84%    70.89%     69.88%     64.88%

Net charge-offs to average outstanding loans during the period                    0.12%      0.12%     0.06%      0.02%      0.04%

Nonperforming assets to total assets                                              0.67%      0.90%     0.75%      0.67%      0.67%

(1) For the year ended September 30, 2000, ratio includes special cash distribution of $4.00 per share paid on September 1, 2000. Ratio is not considered meaningful for the years ended September 30, 1999 and 1998, due to the reorganization from the mutual holding company form of organization, which took place on December 2, 1998.

(2) Non-interest expense to average assets ratio, if adjusted for non-recurring $1.4 million compensation expense related to $4.00 per share dividend would be 3.04% in 2000.

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

General

Management's discussion and analysis of financial condition and results of operations is intended to assist in understanding the financial condition and results of operations of the Company. The information contained in this section should be read in conjunction with the consolidated financial statements and accompanying notes contained elsewhere in this annual report.

This report contains certain "forward-looking statements" within the meaning of the federal securities laws, which are made in good faith pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts, rather statements based on the Company's current expectations regarding its business strategies, intended results and future performance. Forward-looking statements are generally preceded by terms such as "expects," "believes," "anticipates," "intends" and similar expressions.

Management's ability to predict results or the effect of future plans or strategies is inherently uncertain. Factors which could affect actual results include interest rate trends, the general economic climate in the market area in which the Company operates, as well as nationwide, the Company's ability to control costs and expenses, competitive products and pricing offered by competitors, loan delinquency rates and changes in federal and state legislation and regulation. These factors should be considered in evaluating the forward-looking statements and undue reliance should not be placed on such statements. The Company assumes no obligation to update any forward-looking statements.

Operating Strategy

The Company operates as a progressive, community-oriented unitary thrift holding company. Its business consists primarily of the operation of its wholly owned subsidiary, Pulaski Bank. The Bank differentiates itself in the St. Louis market with its consumer/retail focus, while most banks in the market aggressively pursue commercial business. The Bank attracts deposits from the general public to finance one-to four-family residential mortgage loans, home equity, commercial real estate and consumer loans originated by the Bank. Since the Company, through its predecessor, became a publicly held company in 1998, management has implemented strategies designed to enhance the earnings of the Company while maintaining its strong capital position. In addition, the Bank strives to provide superior service to its customers.

The Company's current strategy is to lower funding costs, increase fee income, improve operational efficiencies and add higher yielding assets to the balance sheet with the goal of growing earnings. A cornerstone product of this strategy is the "High Performance Checking Account." The goals of the multi-faceted retail marketing campaign are to: (1) increase both the number and percentage of transaction accounts to total deposits, thereby decreasing the Bank's cost of funds, (2) increase fee income through service charges and miscellaneous fees levied on checking accounts and (3) add new customer relationships to the Bank, providing a larger customer base for additional product sales.

The Bank has taken steps to enhance fee income by structuring its lending department to function as both a portfolio lender and as a mortgage broker to benefit from the fee income produced by selling loans into the secondary market. Most of the revenues in this area stem from loans sold to the secondary market on a servicing released basis. The loans are typically held as assets for less than 60 days allowing the Bank to increase its interest earning assets while maintaining assets with shorter durations. This practice increases the Bank's lending capacity and allows the Bank to more effectively manage its profits since it is not required to predict the prepayment, credit or interest rate risks associated with retaining either the loan or the servicing asset. This strategy also allows the Bank to be selective in its growth of portfolio loans by selecting the most attractive investments. The Bank's controlled risk strategy has allowed the Bank to optimize the yield/risk tradeoff on these portfolio loans. In conjunction with a first mortgage loan, the Bank offers its customers a home equity line product at the point of sale. This strategy leverages the relatively large number of first mortgages it originates by offering a second, relationship-oriented product in tandem with the first mortgage origination. The home equity product is tied to the prime rate, allowing for a more consistent portfolio earning asset and improved interest rate risk management.

The Bank has also taken steps to increase net interest income by utilizing a plan designed to lower funding costs on deposits. The pricing strategy reduces costs from renewing certificates of deposit through disciplined use of a pricing model that allows the Bank to evaluate all pricing decisions for depository products on a return on equity basis. The Bank's strategy includes the use of an MCIF (master customer information file) and a "President's Circle" program to carefully evaluate customer activities with the objective of both optimizing customer relationships and minimizing customer withdrawals. The Bank successfully initiated an advertising campaign, "the Big Bertha Money Market Account," to attract money market accounts. Since loan demand far exceeds the Bank's current ability to generate an equal amount of retail deposits, the Bank has deployed state of the art pricing models for both deposit and lending pricing. The models assist management in originating higher loan volumes while meeting targeted returns on equity.

The Bank has upgraded its retail delivery infrastructure to make it easier for customers to do business with the Bank as well as attract new customers to the Bank. These steps include the replacement of the Bank's Bayless office location in 2001 with a superior facility. In fiscal 2000, the Bank added a new branch office in a more dynamic growth area in St. Charles County, Missouri, and expanded the parking and drive-up facilities at its largest branch in the revitalized South City section of St. Louis. In fiscal 2002, the Bank purchased land in O'Fallon, Missouri where it plans to open a sixth full service branch in the spring of 2003. The Bank has deployed a model to provide for more efficient staffing decisions in the branch offices. The model integrates historical retail bank transaction levels with industry specific time and motion studies to predict desired staffing levels in each of the branches, for each day of the week.

Critical Accounting Policies

The Company has established various accounting policies, which govern the application of accounting principles generally accepted in the United States in the preparation of our financial statements. Our significant accounting policies are described in the footnotes to the Consolidated Financial statements. Certain accounting policies involve significant judgments and assumptions by management that have a material impact on the carrying value of certain assets and liabilities; management considers such accounting policies to be critical accounting policies. The judgments and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from these judgments and estimates that could have a material impact on the carrying values of assets and liabilities and the results of operations of the Company.

The Company believes the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in the preparation of the Consolidated Financial Statements. Refer to Footnote 1 to our Consolidated Financial Statements, "Accounting Policies", for a detailed description of our estimation processes and methodology related to the allowance for loan losses.

Financial Condition

Total assets at September 30, 2002 increased $80.4 million, or 27.9%, to $369.2 million from $288.8 million at September 30, 2001. The increase in total assets was primarily attributable to increases in loans held-for-sale, loans retained , premises and equipment and other assets, partially offset by decreases in investment and mortgage-backed securities and cash.

Loans held-for-sale increased $59.1 million or 155%, to $97.2 million at September 30, 2002 from $38.1 million at September 30, 2001. The increase was a reflection of the higher volume of loan originations, due in part to lower prevailing rates compared to the prior year. These balances represent loans closed in the name of the Bank, but which are committed in advance of closing to be sold to investors. Since these loans are pre-sold at a pre-determined price, the Bank is not subject to changes in the future value to be received upon delivery of these loans to investors as a result of changes in interest rates. The Bank generally receives proceeds from the sale of these loans to investors within 60 days of loan closing and benefits from interest income while awaiting sales delivery.

Loans receivable increased 11.5%, or $23.5 million, to $227.6 million at September 30, 2002 from $204.1 million at September 30, 2001. The growth was primarily attributed to growth in the balances of home equity loans of $26.8 million, commercial real estate of $7.2 million and residential real estate of $2.0 million, which was offset by a decline in consumer automobile loans of $6.3 million and increases in the allowance for loan losses of $709,000 and loans in process of $5.7 million. Home equity loans are approved for qualifying borrowers in conjunction with the first mortgage loan application. The growth in prime-based adjustable home equity loans is a strategic objective, and the large volume of mortgage loans originated during the year provided greater opportunities to cross-sell this product to customers. The growth in commercial real estate loans is attributed to the Bank's strategy to develop a commercial real estate lending division that conservatively invests in only high quality commercial real estate loans. The Bank has developed a strategy to pursue commercial participations with the 24 smaller St. Louis banks as well as to use existing loan staff to explore commercial opportunities through the residential lending relationships. Portfolio mortgages were relatively unchanged while consumer loans declined as a result of prepayment, amortization, and borrower refinancing. Growth in loans in process is attributed to an increase in unused commercial lines of credit.

Premises and equipment increased 62.0%, or $2.3 million, to $6.0 million at September 30, 2002 from $3.7 million. The growth stems from investment in the Bank's retail infrastructure, including the remodeling of the 29,000 square foot home office which was built in 1978, the purchase of the St. Charles office, which was formerly leased, and the purchase of land and a building in O'Fallon Missouri, which will be the location of a second office in the dynamic growth area in St. Charles County. The renovation of the home office significantly expanded the capacity of the building and also provided an enhanced retail customer environment.

Other assets increased $500,000 to $7.6 million at September 30, 2002 from $7.1 million at September 30, 2001 as a result of a $295,000 increase in bank-owned life insurance and changes in various prepaid expenses and accounts receivables. The insurance policies were purchased as a strategy to offset future costs of employee benefits.

Cash and cash equivalents decreased 14.3%, to $11.2 million at September 30, 2002 from $13.0 million at September 30, 2001, due to a lower balance of overnight deposits. Cash balances are maintained in demand deposits and overnight investments to meet the needs for loan funding, stock repurchases, withdrawals from deposits, and general operating needs. The Bank invests excess cash liquidity in overnight deposits with the FHLB and during periods when the Bank has increased loan demand, the balance of cash liquidity declines.

Investment securities decreased $1.1 million to $4.9 million at September 30, 2002 from $6.0 million at September 30, 2001. The decline in investment securities was primarily attributable to the maturity of $1.7 million in investments held to maturity. Proceeds from the investments were used to repurchase the Company's stock and increase investments in other equity securities, which increased $636,000 to $2.0 million at September 30, 2002 from $1.3 million at September 30, 2001. The equity investments consist entirely of equity of other financial institutions that meet the Bank's investment criteria. The Company's investment policy limits holdings in other financial institutions to less than 5% of outstanding shares.

Mortgage-backed securities decreased $3.8 million to $7.5 million at September 30, 2002 from $11.3 million at September 30, 2001. Increased principal repayments stemming from the low interest rate environment and scheduled amortization accounted for the decrease.

Total liabilities increased $78.9 million to $336.7 million at September 30, 2002 from $257.8 million at September 30, 2001. The increase in total liabilities was primarily attributable to the increase in borrowings and deposits. Borrowings increased $61.8 million to $116.8 million at September 30, 2002 from $55.0 million at September 30, 2001. The increased borrowings relate to the addition of short-term advances, which primarily mature within a week of origination, which were used to fund the Bank's loans held for sale balances.

Deposits increased $11.6 million, to $201.3 million at September 30, 2002 from $189.7 million at September 30, 2001. The growth occurred primarily in the low cost checking and passbook accounts. The balance in checking accounts increased 21.9% to $27.3 million, while the balance of passbook accounts increased 10.9% to $27.5 million. Certificates of deposit ("CDs") and money market account balances also grew 3.2% and 1.8%, respectively, to a balance of $104.5 million and $41.9 million. During the year, management replaced approximately $17.5 million in higher cost CDs through the issuance of short term (3 month to 1 year) brokered CDs. The brokered CDs were issued at the end of the year due to liquidity needs and management's desire to fund the growth in the loans held for sale. At September 30, 2002 the Bank's weighted average rate on deposits had declined to 2.06% from 3.47% at September 30, 2001.

Due to Other Banks increased $4.0 million to $12.5 million at September 30, 2002 from $8.5 million at September 30, 2001. This amount represents unremitted payment for bank and cashier checks issued on September 30, 2002 and the increase represents an increase in check activity on the final day of the fiscal year end. In the normal course of business, settlement for amounts due to other banks is made the following business day.

Total stockholders' equity increased $1.6 million to $32.6 million at September 30, 2002 from $31.0 million at September 30, 2001. The increase was due primarily to growth in retained earnings, which was driven by net income of $4.2 million. Stockholders' equity also increased $551,000 from exercise of stock options, $580,000 from shares released from the employee stock ownership plan, $176,000 from amortization of management recognition plan shares and $108,000 from changes in unrealized gains on securities. During the fiscal year, the Company repurchased 175,899 shares at an average cost of $18.02 for a total of $3.2 million. In addition, the Company paid out regular dividends of $885,000. During the year, the Company also created an equity trust for the benefit of a select group of top-performing loan officers. The shares purchased for the trust have no net impact on equity as the trustee purchased the shares from the open market using deferred commissions and other earnings, and are reflected as both an increase to treasury shares and additional paid-in capital. The shares continue to be reflected as outstanding for earnings per share calculations.


Non-Performing Assets and Delinquencies

Loans accounted for on a non-accrual basis (net of specific valuation allowances) amounted to $381,000 at September 30, 2002 as compared to $276,000 at September 30, 2001. The increase in non-accrual loans represents a small increase in the number of loans in foreclosure or loans that had interest receivable for which the Bank's ability to collect the interest from the customer was in doubt as of year-end.

Accruing loans that were contractually past due 90 days or more were $2.1 million at September 30, 2002 and 2001. Of these non-performing loans, $288,000 at September 30, 2002 and $684,000 at September 30, 2001 were FHA/VA government-insured loans. The allowance for loan losses was $2.6 million at September 30, 2002, or 103.7% of non-performing loans and 1.11% of loans retained compared to $1.8 million or 77.8% of total loans and .90% of loans retained in 2001. Other assets acquired in settlement of loans, net of allowance for losses was $8,000 at September 30, 2002 and none at September 30, 2001.


COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED SEPTEMBER 30, 2002 AND 2001:

General

Net income for the year ended September 30, 2002 was $4.2 million compared to $3.1 million for the year ended September 30, 2001. The increase of $1.1 million was attributable to higher net interest income and non-interest income, offset by increased provision for loan losses, non-interest expense and income tax expense. Net interest income increased primarily from expansion of the net interest margin, while non-interest income increased primarily as a result of higher mortgage revenues and higher retail banking fees. Non-interest expense increased in fiscal 2002 primarily due to higher operating and personnel expense related to business expansion. Income tax expense increased due to a higher level of pre-tax net income.


Interest Income

Interest income decreased $2.0 million to $18.2 million for fiscal 2002 compared to $20.2 million for fiscal 2001. The decrease was primarily driven by the general decline in interest rates during the year.

The decrease in interest income on loans resulted from a decline in the weighted average yield, which dropped from 7.66% in 2001 to 6.67% in 2002. The decline in weighted average yield on loans was offset by a $20.7 million increase in the average balance of loans outstanding, which was $239.0 million at September 30, 2001 compared to $259.7 million for the year ended September 30, 2002. The average balance increased primarily as a result of an increase in the average balance of loans held for sale, which increased from $27.8 million for fiscal 2001 compared to $46.0 million for fiscal 2002. The increase in the average balance of loans held for sale was a result of an 81.9% increase in loans originated for sale. During the fiscal year 2002, the Company originated $767.0 million in residential mortgages for sale compared to $421.6 million in 2001. Although the average balance of the retained portfolio was relatively unchanged, increasing from $211.2 million for fiscal 2001 to $213.8 million for fiscal 2002, the mix of the portfolio changed due to growth in home equity lines of credit and declining balances of residential mortgage and consumer loans. Outstanding balances of home equity loans grew from $28.6 million at September 30, 2001 to $55.4 million at September 30, 2002, with the average balances increasing from $21.4 million to $42.2 million for the home equity loans. The Bank's average balance of held-to-maturity mortgage loans decreased slightly from $168.9 million at September 30, 2001 to $158.3 million at September 30, 2002. The declining rate environment during fiscal 2002 provided greater opportunity for borrowers to obtain long-term fixed-rate loans, which resulted in a high rate of portfolio refinancing into commodity priced products, which were sold into the secondary market.

Interest income on mortgage-backed securities decreased as a result of the decrease in the average balance from $15.9 million in fiscal 2001 to $9.4 million in fiscal 2002 and a slight decline in the average yield from 7.14% to 6.94%. The decrease in the average balance reflects the amortization and prepayment of older, higher rate securities. The cash proceeds were used to help fund mortgage lending.

The decrease in interest income on securities resulted primarily from a decrease in the average balance from $5.6 million in fiscal 2001 to $3.2 million in fiscal 2002. The average yield increased from 5.89% to 6.11% for the year ended September 30, 2002 due to the maturity of lower yielding investments. The cash proceeds from the investments were used to fund the increased loan demand.


Interest Expense

Interest expense declined $3.4 million to $8.1 million for the year ended September 30, 2002 from $11.5 million for the year ended September 30, 2001. The decrease in interest expense was due to lower interest expense on deposits and FHLB borrowings stemming from the decline in the general interest rate environment.

Interest expense on deposits declined $2.9 million to $4.5 million for the year ended September 30, 2002 compared to $7.4 million for September 30, 2001. The decline in interest expense was due to a decline in the weighted average cost of deposits to 2.49% for the year ended September 30, 2002 from 4.20% for the year ended September 30, 2001. The decline in weighted average cost was primarily a result of repricing of higher cost deposits at maturity and from growth in lower cost checking and passbook accounts. The average balance of interest-bearing deposits increased from $175.8 million for the 2001 fiscal year to $181.8 million for the year ended September 30, 2002. Demand deposit accounts increased $4.9 million to $27.3 million at September 30, 2002 from $22.4 million at September 30, 2001 due to the Company's strategy to continue to build both the number and the balances of transaction accounts through its current "High Performance Checking Account" program. During the year, the Company also increased the balance of passbook accounts from $24.8 million to $27.5 million. Recently, customers have been exhibiting a preference for investments, which has led to the growth in low cost passbook accounts. Certificate of deposit (CDs) balances increased 3.2%, or $3.2 million, over the previous year. The increase in CDs is a result of the Bank issuing $17.5 million in brokered CDs in August of 2002 which were issued with short maturities in order to respond to short-term liquidity needs. The decline in CDs is a trend management believes will continue due to the low interest rate environment in which customers have been exhibiting a preference for maintaining greater liquidity in their deposits and are avoiding extending the maturity of their investments. The weighted average rate on CDs declined from 4.64% in 2001 to 2.90% for fiscal 2002.

The average balance of borrowings from the FHLB increased from $64.2 million for the year ended September 30, 2001 to $74.8 million for the year ended September 30, 2002. The increase in the average balance was attributable primarily to increased funding of mortgage loan originations. The weighted average cost of borrowings decreased from 6.32% in fiscal 2001 to 4.85% in fiscal 2002, and reflects the lower rates on renewals and new borrowings during 2002. Approximately $80.3 million will mature or reprice in fiscal 2003, with $51.0 million having maturity of one week or less.


Provision for Loan Losses

The provision for loan losses increased $259,000, from $752,000 for fiscal 2001 to $1.0 million for fiscal 2002 due to increased inherent risk in the Company's changing loan portfolio, which has been reflected in the Company's allowance for loan loss methodology, and increased charge-offs due to weaknesses in the economy. The allowance for loan losses increased during the year from $1.8 million at September 30, 2001 to $2.6 million at September 30, 2002, which resulted in an increase in the allowance for loan losses as a percentage of loans receivable from 0.90% to 1.11%.

Net charge-offs increased by $28,000 to $302,000 during fiscal 2002 from $274,000 for fiscal 2001. The majority of charge-offs, $286,000 in 2002 and $254,000 in 2001 resulted from checking account overdrafts and the consumer loan portfolio.

Non-performing assets as a percent of total assets decreased from .82% at September 30, 2001 to .67% at September 30, 2002; however total non-performing assets increased from $2.4 million to $2.5 million for the same periods. The increase in the allowance for loan losses is largely attributable to the Bank's changing loan portfolio, which experienced significant growth in higher-risk home equity, second mortgage and commercial mortgage loans, while lower-risk residential first mortgage balances declined. During the year, the Company modified its allowance for loan loss methodology by increasing allocation percentages for all mortgage loans, but also further increased the following components: allocation percentages for non-conforming residential loans, commercial mortgage loans, checking account overdrafts, home equity loans, and consumer auto loans. In September 2002, the Company adjusted the provision for high loan-to-value home equity loans due to the fact that management began purchasing mortgage insurance to further protect the Bank from loan losses.

The provision for loan losses is determined by management as the amount necessary to bring the allowance to a level that is considered adequate to absorb losses inherent in the loan portfolio. Because management believes it adheres to specific loan underwriting guidelines focusing on mortgage loans secured by one-to four-family residences, the Bank's historical mortgage loan loss experience has been low. No assurances, however, can be given as to future loan loss levels. Additionally, commercial and consumer loans are generally considered to carry a greater inherent risk of loss than residential mortgage loans. Accordingly, the Bank may experience future delinquencies or losses from these loans.


Non-Interest Income

Non-interest income increased $1.4 million, or 25.4%, from $5.8 million for the year ended September 30, 2001 to $7.2 million for the year ended September 30, 2002. The increase in non-interest income was primarily the result of increased mortgage revenues of $1.3 million, increased retail banking fees of $408,000 and growth in other non-interest income of $360,000, which was offset by reduced profits on the sale of securities of $496,000 and reduced insurance commissions of $112,000.

Mortgage revenues increased 39.9%, to $4.6 million in fiscal 2002 from $3.3 million in fiscal 2001. These revenues were generated primarily from gains on the sale of loans to investors on a servicing released basis. The volume of loans sold for the twelve months ended September 30, 2002 totaled $701.0 million, a 76.5% increase from the $397.2 million sold during fiscal 2001. The higher volume of loans sold was the result of the lower interest rate environment during the year, and successes in the growth of new sources of business, resulting in part from additions to the Bank's loan officer staff.

Retail banking revenue increased 31.7% to $1.7 million in fiscal 2002 from $1.3 million in fiscal 2001. Retail banking revenue is generated primarily through fee income on checking account overdrafts. The growth in revenue was attributed to both the increase in checking accounts and the frequency of checking account overdrafts. The number of checking accounts increased from 10,737 accounts at September 30, 2001 to 11,421 at September 30, 2002, or a 6% gain. The frequency of checking account overdrafts was due in part to changes in the Bank's marketing theme from a free checking account with "overdraft protection," to a free checking account with "overdraft privileges." The increased revenue from this activity resulted in increased charge-offs, which increased from $136,000 during fiscal 2001 to $179,000 during fiscal 2002. Net of charge-offs, the Company earned approximately $133 in retail banking revenue per checking account during fiscal 2002 compared to $108 per checking account in 2001.

Other income increased from $377,000 for the fiscal 2001 year, to $737,000 for the year ended September 30, 2002. The increase resulted primarily from additional sources of revenue, including revenue on a bank owned life insurance policy and fee income from a correspondent bank relationship. In September of 2001, the Bank purchased "Key Person" life insurance policies on approximately 20 employees for a cash surrender value of $5.0 million. At September 30, 2002, the value of the cash surrender value had increased to $5.3 million, which resulted in earnings of $295,000 during fiscal 2002. During the year, the Bank also realized $183,000 in other income compared to $54,000 for fiscal 2001 through a correspondent banking relationship with Travelers Express, a company that provides check-clearing services for the Bank.

Profits on the sales of investments decreased $496,000 during the year to $44,000 for fiscal 2002. Profits resulted from the sale of equity securities and debt securities owned by the Company. The Company is not an active trader of securities. All equity investments are in other financial institutions and are typically held as long-term investments.

Insurance commissions earned by the Bank's subsidiary, Pulaski Service Corporation, decreased 37%, from $301,000 for the year ended September 30, 2001, to $189,000 for fiscal 2002. The reduction was due to fewer unit sales of annuities in a declining rate environment where long term, low yielding fixed annuities is less appealing to our customers.


Non-Interest Expense

Non-interest expense increased $852,000 to $9.7 million for the year ended September 30, 2002 compared to $8.8 million for fiscal 2001. The increased expense resulted primarily from other non-interest expense related to expanded mortgage production as well as increases in occupancy and equipment, advertising, and salaries and employee benefits expense, which was offset by a decline in professional services expense.

Compensation expense increased $222,000 to $5.1 million for the year ended September 30, 2002 compared to $4.9 million in the year ended September 30, 2001. The increase in compensation expense was largely related to management's decision to accelerate the release of 16,000 additional shares of stock under the employee stock ownership plan, which resulted in approximately $298,000 of additional expense during the quarter ended September 30, 2002. The release of additional shares both rewarded employees for a strong performance and reduced the future obligation of the plan. Also contributing to increased costs were higher health insurance costs. Additionally, the Company experienced significantly higher salaries and commission expenses during fiscal 2002 due to additions to mortgage staff and a significantly higher lending volume. However, these additional costs were offset by increased deferred origination expenses in accordance with the provisions of Statements of Financial Accounting Standards
(SFAS) No. 91, Accounting for Nonrefundable Fees and Costs Associated with Origination or Acquiring Loans and Initial Direct Costs of Leases.

Other expense increased 39.4% to $1.5 million for the year ended September 30, 2002 compared to $1.1 million for the year ended September 30, 2001 due to increased postage, supplies, and courier fees from a higher volume of mortgage and home equity lending as well as increased fees on the Company's demand account with the Federal Home Loan Bank. The increased fees on the FHLB account were a result of services performed for the Company for which the FHLB requires a compensating balance in its demand account. As interest rates decreased, so have the credit rates associated with the compensating balance of the FHLB account. Consequently, when the credit rate dropped to a certain level, the Company began getting billed for service charges. For the year, the bank service charges to the Company were up $103,000 from the prior year.

Occupancy and equipment expense increased 11.3% to $1.9 million from $1.7 million largely due to increased depreciation on the increased level of fixed assets. The Company has continued to invest in its retail banking and mortgage banking infrastructure. Capital improvements of approximately $2.9 million were made in fiscal 2002, including the purchase of a formerly leased branch office in St. Charles, Missouri, the purchase of a second branch location in O'Fallon, Missouri, building improvements of $730,000 and additions to data processing and equipment of $887,000.


Income Taxes

The provision for income taxes increased from $1.8 million for the year ended September 30, 2001 to $2.4 million for the year ended September 30, 2002. The increased tax expense resulted from increased pre-tax net income. The Bank's combined federal and state effective tax rate increased slightly from 36.0% in fiscal 2001 to 36.6% for fiscal 2002. The Company had tax-exempt income from the bank owned life insurance policies of $295,000 for fiscal 2002 compared to $10,000 for fiscal 2001.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED SEPTEMBER 30, 2001 AND 2000:


General

Net income for the year ended September 30, 2001 was $3.1 million compared to $1.1 million for the year ended September 30, 2000. The increase of $2.0 million was attributable to higher non-interest income and lower non-interest expense, offset by increased provision for loan losses, and income tax expense. Non-interest income increased as a result of higher mortgage revenues and higher retail banking fees. Non-interest expense decreased in fiscal 2001 primarily due to a one-time compensation expense associated with the Company's $4.00 per share special dividend in fiscal 2000. The loan loss provision increased in response to rising delinquencies and credit quality of some new loans. Income tax expense increased as a result of the higher levels of revenue. The combined federal and state tax rate was 36% compared to 51% in fiscal 2000. The fiscal 2000 tax rate was high due to the non-tax deductible compensation expense that resulted from the $4.00 return of capital.


Interest Income

Interest income increased $1.8 million, from $18.3 million for fiscal 2000 to $20.1 million for fiscal 2001. The increase resulted primarily from an increase in interest on loans of $2.8 million, offset by a decrease in interest on mortgage-backed securities of $583,000 and a decrease in interest income from investment securities of $408,000.

The increase in interest income on loans resulted from an increase in the average balance of loans outstanding from $203.8 million for the year ended September 30, 2000 to $239.0 million for the year ended September 30, 2001 and an increase in the average yield on these loans from 7.59% in 2000 to 7.66% for 2001. The average balance increased as a result of increased lending for both one-to four-family residential mortgages and home equity loans. Outstanding balances of home equity loans grew from $14.4 million at September 30, 2000 to $28.6 million at September 30, 2001. Also, the balance of loans held-for-sale increased from $14.4 million at September 30, 2000 to $38.1 million on September 30, 2001. The Bank's balance of held-to-maturity mortgage loans decreased slightly from $174.3 million to $162.8 million during the year due to amortization and payoffs exceeding new portfolio originations. The declining rate environment during fiscal 2001 provided greater opportunity for borrowers to obtain long-term fixed-rate loans, and subsequently reduced the demand for adjustable rate products. The Bank chose not to alter its decision matrix for portfolio loans in the declining rate environment, which resulted in the slight decline in the mortgage portfolio. The increased average interest rate was a reflection of time-weighted effects of the higher rates associated with home equity loans and the risk-based pricing methodology on first mortgage loans that were closed in the earlier months of the fiscal year.

Interest income on mortgage-backed and related securities decreased as a result of the decrease in the average balance from $24.0 million in fiscal 2000 to $15.9 million in fiscal 2001 and a slight decline in the average yield from 7.17% to 7.14%. The decrease in the average balance reflects the amortization and prepayment of older higher rate securities and the sale of approximately $8.8 million of available-for-sale securities to help fund the increased level of mortgage lending.

The decrease in interest income on securities resulted primarily from a decrease in the average balance from $12.1 million in fiscal 2000 to $5.6 million in fiscal 2001, coupled with a decrease in the average yield from 6.11% to 5.89% for the year ended September 30, 2001. The average balance decline resulted from the use of maturing securities to fund higher volume of mortgage lending, to repurchase stock and to repay other borrowings. The average yield decreased as a result of the lower interest rate environment in fiscal 2001.


Interest Expense

Interest expense increased $1.9 million, from $9.5 million for the year ended September 30, 2000 to $11.4 million for the year ended September 30, 2001. The increase was due primarily to higher interest expense on borrowings from the FHLB, which increased from $2.9 million to $4.0 million, and increased interest on deposits, which increased from $6.5 million in fiscal 2000 to $7.4 million in fiscal 2001.

The average balance of borrowings from the FHLB increased from $46.2 million for the year ended September 30, 2000 to $64.2 million for the year ended September 30, 2001. The increase in the average balance was attributable primarily to increased funding of mortgage loan originations. The weighted average cost of borrowings decreased from 6.42% in fiscal 2000 to 6.32% in fiscal 2001 and reflects the lower renewal rates on approximately $13.1 million of advances that repriced in fiscal 2001.

The average balance of interest-bearing deposits increased from $158.6 million for the 2000 fiscal year to $175.8 million for the year ended September 30, 2001. Deposit gains were in money market accounts, checking accounts, and passbook savings. Money market accounts increased $25.4 million, or 161%, as a result of aggressive marketing and premium deposit pricing. The growth has enabled, in part, profitable funding of the increased balance of loans held-for-sale and home equity loans. Certificates of deposit (CDs) declined 7.2%, or $7.9 million over the previous year. The weighted average cost of deposits increased from 4.12% in fiscal 2000 to 4.20% in fiscal 2001 and reflected the premium pricing in effect for the majority of the year. The weighted average cost of deposits at September 30, 2000 was 4.33%, but at September 30, 2001 the cost had fallen to 3.47%.


Provision for Loan Losses

The provision for loan losses increased $253,000, from $499,000 for fiscal 2000 to $752,000 for fiscal 2001. Due to declining economic trends, which resulted in increased charge-offs and non-performing loans, the provision for loan losses increased during fiscal 2001. Charge-offs on consumer loans were approximately $254,000 in fiscal 2001 compared to $122,000 in fiscal 2000. The majority of current charge-offs are from indirect automobile loans originated prior to June of 1999. The Bank, after meeting its investment goals, discontinued indirect automobile lending and focused on mortgage loans, including home equity loans. Non-performing loans as a percent of total assets increased from 0.69% at September 30, 2000 to 0.78% at September 30, 2001.


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

Mortgage revenues increased 106%, from $1.6 million in fiscal 2000 to $3.3 million in fiscal 2001. These revenues were generated primarily from gains on the sale of loans to investors on a servicing released basis. The volume of loans sold for the year ended September 30, 2001 totaled $397.2 million, a 168% increase from $148.1 million in fiscal 2000. The higher volume of loans sold was the result of the lower rate environment during the year, and successes in the growth of new sources of business, resulting in part to the strong reputation the Bank enjoys in the real estate community.

Retail banking fees increased 37%, from $936,000, to $1.3 million. The growth in revenue was attributed to the increase in checking accounts, which grew from 10,278 accounts at September 30, 2000 to 10,737 at September 30, 2001, or a 4.5% gain.

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

Other income increased from $279,000 for the September 2000 year to $377,000 for the year ended September 30, 2001. The increase resulted primarily from higher earnings on compensating balances of $111,000 and higher dividends on stock maintained at the FHLB in satisfaction of larger borrowings, offset by a $82,000 reduction in rental income at the home office. Expansion of the Bank's lending activities during fiscal 2001 resulted in complete utilization of the home office building and the subsequent loss of rental income from former tenants.

Non-Interest Expense

Non-interest expense decreased from $9.2 million to $8.8 million for the year ended September 30, 2001. The decrease was primarily attributable to reduced compensation expense of $600,000 and lower occupancy and equipment expense of $73,000, offset by higher professional services expenses of $147,000.

Compensation expense was $4.9 million in the year ended September 30, 2001, contrasted against fiscal 2000 expense of $5.4 million. In fiscal 2000, the Bank, as a result of the payment of a $4.00 per share return of capital, recorded $1.4 million of compensation expense resulting from the accelerated release of shares of stock for benefit of the employee stock ownership plan and dividends paid on unvested shares of restricted stock awards. These expenses are non-recurring and result in reduced future compensation expense. Notwithstanding the special compensation expense, the additional compensation expense increase of approximately $772,000 for fiscal 2001, consists of $485,000 in non-recurring compensation expense and the balance of the increase was due to additional staffing for mortgage lending, incentive payments, higher health insurance costs, increased commissions and increased costs associated with awards of restricted stock.

Occupancy and equipment expense remained relatively constant at $1.7 million, despite ongoing investment in the retail banking infrastructure. Capital improvements of approximately $1.2 million were made in fiscal 2001 to existing offices and the relocation of the Bayless Branch. Professional services expense increased $147,000 as a result of increased legal, tax, and other consulting services.


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


Market Risk Analysis

Qualitative Aspects of Market Risk - The Company's principal financial objective is to achieve long-term profitability while reducing its exposure to fluctuating market interest rates. The Company has sought to reduce the exposure of its earnings to changes in market interest rates by attempting to manage the mismatch between asset and liability maturities and interest rates. In order to reduce the exposure to interest rate fluctuations, the Company has developed strategies to manage its liquidity, shorten its effective maturities of certain interest-earning assets and increase the interest rate sensitivity of its asset base. Management has sought to decrease the average maturity of its assets by emphasizing the origination of adjustable-rate residential mortgage loans ("ARM"), home equity loans and prime adjusting commercial real estate loans. In addition, the majority of long-term, fixed-rate single-family residential mortgage loans are underwritten according to the guidelines of Fannie Mae and Freddie Mac and usually sold in the secondary market. The retention of ARM loans, which reprice at regular intervals (three to five years), helps to ensure that the yield on the Company's loan portfolio will be sufficient to offset increases in the Company's cost of funds. However, periodic and lifetime interest rate adjustment limits may prevent ARM loans from repricing to market interest rates during periods of rapidly rising interest rates. The Company does not use any derivative instruments to manage the exposure of its assets to fluctuating market interest rates. The Company relies on retail deposits and FHLB borrowings as its primary source of funds. Management believes retail deposits reduce the effects of interest rate fluctuations because they generally represent a more stable source of funds.

Quantitative Aspects of Market Risk - The Company does not maintain a trading account for any class of financial instruments nor does the Company engage in hedging activities or purchase high-risk derivative instruments. Furthermore, the Company is not subject to foreign currency exchange rate risk or commodity price risk.

The following table presents the Company's financial instruments that are sensitive to changes in interest rates, categorized by expected maturity, and the instruments' fair values at September 30, 2002. Expected maturities use certain assumptions based on historical experience and other data available to management.

                                             Weighted             One Year    After Three  After Five            Carrying
                                             Average  Within One     to      Years to Five  Years to    Beyond     Value     Fair
Interest Sensitive Assets                      Rate      Year    Three Years     Years      Ten Years  Ten Years   Total     Value
                                            ----------------------------------------------------------------------------------------
                                                                         (Dollars in Thousands)
Loans receivable - net (1)                    6.75 %  $ 103,613   $  68,113    $  18,291    $ 14,669   $ 22,895  $ 227,581 $ 232,349
Loans held for sale - net (2)                 5.85 %     97,174                                                     97,174    98,946
Mortgage-backed securities - HTM              8.16 %        386           -           10         186      1,213      1,795     1,950
Mortgage-backed  securities - AFS             6.91 %          -           -            -       1,161      4,525      5,686     5,686
Securities-AFS                                6.68 %        774         790        1,350           -          -      2,914     2,914
                                                      ---------   ---------    ---------    --------   --------  --------- ---------
     Total interest sensitive assets                  $ 201,947   $  68,903    $  19,651    $ 16,016   $ 28,633  $ 335,150 $ 341,845
                                                      =========   =========    =========    ========   ========  ========= =========

Interest Sensitive Liabilities

Checking accounts and money
  market (3)                                  1.20 %  $  63,489   $       -    $       -    $      -   $      -  $  63,489 $  63,489
Savings accounts                              1.00 %     27,539           -            -           -          -     27,539    27,539
Certificate accounts                          2.90 %     78,048      18,707        7,705          46          -    104,506   106,074
Borrowings                                    3.44 %     80,300      10,000            -      26,500          -    116,800   119,351
                                                      ---------   ---------    ---------    --------   --------  --------- ---------
     Total interest sensitive liabilities             $ 249,376   $  28,707    $   7,705    $ 26,546   $      -  $ 312,334 $ 316,453
                                                      =========   =========    =========    ========   ========  ========= =========
Off Balance Sheet Items

Commitments to extend credit                  5.71 %     18,238
Unused lines of credit - home equity                     68,722

(1) Includes non-accrual loans

(2) Maturity reflects expected contracted sales to investors.

(3) Excludes non-interest checking accounts of $5.9 million

The Company uses an interest rate sensitivity analysis to measure its interest rate risk by computing changes in the net portfolio value ("NPV") of its cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. NPV represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 100 to 300 basis point increase or decrease in market interest rates with no effect given to any steps that management might take to counter the effect of that interest rate movement. Using data compiled by the OTS, the Company receives a report, which measures interest rate risk by modeling the change in NPV, over a variety of interest rate scenarios. This procedure for measuring interest rate risk was developed by the OTS to replace the "gap" analysis (the difference between interest-earning assets and interest-bearing liabilities that mature or reprice within a specific time period).

                               September 30, 2002        Estimated Change
                                                      in Net Portfolio Value
         Change in Interest Rates                         (in thousands)

300 basis point rise                                        $      689
200 basis point rise                                             1,343
100 basis point rise                                             1,360
Base scenario                                                        -
100 basis point decline                                         (2,206)
200 basis point decline                                         N/A (1)
300 basis point decline                                         N/A (1)


(1) A 200 and 300 basis point decline at September 30, 2002 is not meaningful because it would require the Federal Reserve to reduce federal funds discount rate to a negative rate level.

The preceding table indicates that at September 30, 2002, in the event of a sudden and sustained increase in prevailing market interest rates, the Company's NPV would be expected to increase. In the event of a sudden and sustained decrease in prevailing market interest rates, the Company's NPV would be expected to decrease.

Certain assumptions utilized by the OTS in assessing the interest rate risk of savings associations within the Bank's region were utilized in preparing the preceding table. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others.

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

Liquidity and Capital Resources

The Company's principal sources of funds are proceeds from customer deposits, loan sales and repayments, FHLB borrowings and maturity and principal payment of securities.

Operating activities used a net $51.7 million in cash liquidity, stemming primarily from net loans originated for sale less gains on sale, which totaled $50.7 million.

The primary investing activities of the Company is originating loans. For the year ending September 30, 2002, cash used in investing activities included $24.9 million in net loan originations, $2.8 million in net additions to premises and equipment, and $2.7 million in purchases of FHLB stock, which was offset by $3.8 million in principal repayment on mortgage backed securities and $2.2 million from sale and maturity of other securities.

Typically, the Company's most significant financing sources are deposit accounts and FHLB borrowings. FHLB borrowings increased by $61.8 million and were the largest source of cash, which was followed by deposit increases of $11.6 million and "Due to Other Banks" increase of $4.1 million, which was offset by $3.2 million payments to acquire treasury stock and $885,000 paid in quarterly cash dividends.

Even though federal regulations no longer require the Bank to maintain minimum levels of liquid assets (i.e., cash and eligible investments), the Bank continues to maintain levels of liquidity in excess of the 4% liquidity ratio formerly required by regulation. Maintaining levels of liquidity acts, in part, to reduce the Company's balance sheet exposure to interest rate risk. At September 30, 2002, the Bank's liquidity ratio (liquid assets as a percentage of net withdrawable savings deposit and short-term borrowings) was 6.02%.

The Company must also maintain adequate levels of liquidity to ensure the availability of funds to satisfy loan commitments and deposit withdrawals. At September 30, 2002, the Bank had outstanding commitments to originate loans of $18.2 million, to sell loans on a best-efforts basis of $105.5 million and to fulfill commitments under unused home equity lines of credit of $74.3 million. At the same time, certificates of deposit scheduled to mature in one year or less totaled $78.0 million. Based upon historical experience, management believes the majority of maturing certificates of deposit will remain with the Company.

If the Company requires funds beyond its ability to generate them internally, it has the ability to borrow funds from the FHLB equal to 40% of its total assets subject to collateral verification. Under a blanket agreement, the Bank assigns all investments in FHLB stock, all qualifying first residential mortgage loans and all loans held for sale as collateral to secure the amounts borrowed. At September 30, 2002, the Company had $30.2 million available to it under the above-mentioned borrowing arrangement after advances of $116.8 million from the FHLB. The Company has an additional $10.0 million in unused liquidity through a line of credit with a correspondent bank using the subsidiary Bank stock as a collateral. In addition, as long as the Bank maintains a "well capitalized" position, the Company can issue deposits through a nationally brokered market. Broker deposits offer the advantage of large blocks of liquidity at a lower cost.

The Company is not subject to any separate regulatory capital requirements. The Bank is required to maintain specific minimum amounts of capital pursuant to OTS regulations. The OTS minimum capital standards generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as stockholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 3.0% of adjusted assets. The risk-based capital requirement provides for the maintenance of core capital plus a portion of unallocated loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighting assets the Bank multiplies the value of each asset on its balance sheet by a defined risk-weighting factor (e.g., one-to four-family conventional residential loans carry a risk-weighted factor of 50%).

At September 30, 2002, the Bank's tangible capital totaled $26.7 million, or 7.3% of adjusted total assets, which exceeded the minimum 1.5% requirement by $21.2 million, or 5.8%. The Bank's risk-based capital at that date totaled $29.2 million, or 12.6% of risk-weighted assets, which is $10.8 million, or 4.63% above the 8.0% fully phased-in requirement.

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


Yields Earned and Rates Paid

The following table sets forth for the three years ended September 30, 2002, 2001 and 2000 and at September 30, 2002 and 2001, the weighted average yields earned on the Company's assets, the weighted average interest rates paid on the Company's liabilities, together with the net yield on interest-earning assets.

                                                                 Years Ended September 30,             September 30,
                                                           -----------------------------------   --------------------------
                                                               2002        2001        2000          2002         2001
Weighted average yield on loans (1)                           6.67 %      7.66 %      7.59 %        6.75 %       7.63 %
Weighted average yield on securities                          6.11 %      5.89 %      6.11 %        6.68 %       5.92 %
Weighted average yield on mortgage-backed
  securities                                                  6.94 %      7.14 %      7.17 %        7.21 %       7.23 %
Weighted average yield on federal funds sold and
  overnight deposits                                          1.76 %      4.43 %      6.17 %          -  %       3.22 %
Weighted average yield on all interest-earning assets         6.64 %      7.49 %      7.44 %        6.50 %       7.45 %
Weighted average rate paid on savings deposits                2.49 %      4.20 %      4.12 %        2.06 %       3.47 %
Weighted average rate paid on FHLB advances                   4.85 %      6.32 %      6.42 %        3.44 %       6.05 %
  and other borrowed money
Weighted average rate paid on all interest-bearing
  liabilities                                                 3.18 %      4.77 %      4.64 %        2.57 %       4.05 %
Interest rate spread (spread between weighted
  average rate on all interest-earning assets and all
  interest-bearing liabilities)                               3.46 %      2.72 %      2.80 %        3.93 %       3.40 %
Net interest margin (net interest income as a
  percentage of average interest-earning assets)              3.67 %      3.23 %      3.58 %         N/A          N/A


(1) Includes loans held-for-sale of $97.2 million and $38.1 million at September 30, 2002 and 2001, respectively.

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

                                                                       Years Ended September 30,
                                     -----------------------------------------------------------------------------------------------
                                                    2002                           2001                           2000
                                     ------------------------------- ------------------------------ --------------------------------
                                                  Interest                       Interest                       Interest
                                        Average      and     Yield/    Average      and     Yield/    Average      and      Yield/
                                        Balance   Dividends   Cost     Balance   Dividends   Cost     Balance   Dividends    Cost
                                                                         (Dollars in thousands)
Interest-earning assets:
  Net loans (1)                        $ 259,746  $  17,321   6.67%   $ 239,015  $  18,305   7.66%   $ 203,774  $  15,463    7.59%
  Securities                               3,158        193   6.11%       5,590        329   5.89%      12,064        737    6.11%
  Mortgage-backed securities               9,365        650   6.94%      15,913      1,136   7.14%      23,962      1,718    7.17%
  Federal funds sold and overnight
   deposits                                1,761         31   1.76%       8,741        387   4.43%       6,356        392    6.17%
                                       ---------  ---------           ---------  ---------           ---------  ---------
       Total interest-earning assets     274,030     18,195   6.64%     269,259     20,157   7.49%     246,156     18,310    7.44%

Non-interest-earning assets               28,699                         12,403                         10,630
                                       ---------                      ---------                      ---------
       Total assets                    $ 302,729                      $ 281,662                      $ 256,786
                                       =========                      =========                      =========
Interest-bearing liabilities:
  Total deposits (2)                   $ 181,754  $   4,520   2.49%   $ 175,820  $   7,393   4.20%   $ 158,599  $   6,538    4.12%
FHLB advances/other borrowings            74,780      3,630   4.85%      64,247      4,060   6.32%      46,178      2,965    6.42%
                                       ---------  ---------           ---------  ---------           ---------  ---------
       Total interest-bearing
        liabilities                      256,534      8,150   3.18%     240,067     11,453   4.77%     204,777      9,503    4.64%
                                                  ---------                      ---------                      ---------
Non-interest bearing liabilities          14,585                         10,275                         11,984
Shareholders' equity                      31,610                         31,320                         40,025
                                       ---------                      ---------                      ---------
       Total liabilities and
        stockholders equity            $ 302,729                      $ 281,662                      $ 256,786
                                       =========                      =========                      =========
Net interest income                               $  10,045                      $   8,704                      $   8,807
                                                  =========                      =========                      =========
Interest rate spread (3)                                      3.46%                          2.72%                           2.80%

Net interest margin (4)                                       3.67%                          3.23%                           3.58%

Ratio of average interest-earning
  assets to average interest-bearing
  liabilities                                        106.82%                        112.16%                        120.21%
                                                  =========                      =========                      =========

---------------------------------------
(1) Includes non-accrual loans with a average balance of $331,000, $326,000 and $251,000 for the fiscal years ended September 30, 2002, 2001 and 2000, respectively.
(2) Excludes non-interest-bearing deposits with an average balance of $5.9 million, $4.7 million and $4.1 million for 2002, 2001 and 2000, respectively.
(3) Yield on interest-earning assets less cost of interest-bearing liabilities.
(4) Net interest income divided by average interest-earning assets.

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

                                                      2002 Compared to 2001                         2001 Compared to 2000
                                                    Increase (Decrease) Due to                    Increase (Decrease) Due to
                                               ----------------------------------------    ----------------------------------------
                                                                       Rate/                                      Rate/
                                                 Rate      Volume     Volume       Net        Rate     Volume    Volume      Net
                                                                                                        (In thousands)
Interest-earning assets:
  Total net loans                              $(2,366)   $ 1,587    $  (205)   $  (984)   $   143    $ 2,674    $    25    $ 2,842
  Securities                                        13       (144)        (5)      (136)       (27)      (396)        14       (409)
  Mortgage-backed securities                       (32)      (467)        13       (486)        (7)      (577)         2       (582)
  Federal funds sold and overnight deposits       (233)      (309)       186       (356)      (111)       147        (41)        (5)
                                               -------    -------    -------    -------    -------    -------    -------    -------

        Total net change in income on
         interest-earning assets                (2,618)       667        (11)    (1,962)        (2)     1,848          -      1,846

Interest-bearing liabilities:
  Interest-bearing deposits                     (3,020)       249       (102)    (2,873)       130        710         14        854
  FHLB advances/other borrowed money              (941)       665       (154)      (430)       (47)     1,160        (19)     1,094
                                               -------    -------    -------    -------    -------    -------    -------    -------
        Total net change in expense on
         interest-bearing liabilities           (3,961)       914       (256)    (3,303)        83      1,870         (5)     1,948
                                               -------    -------    -------    -------    -------    -------    -------    -------
Net change in net interest income              $ 1,343    $  (247)   $   245    $ 1,341    $   (85)   $   (22)   $     5    $  (102)
                                               =======    =======    =======    =======    =======    =======    =======    =======

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of Pulaski Financial Corp.:


We have audited the accompanying consolidated balance sheets of Pulaski Financial Corp. and subsidiaries as of September 30, 2002 and 2001, and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for both of the years ended September 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated statements of income and comprehensive income, stockholders' equity and cash flows for the year ended September 30, 2000, were audited by other auditors whose report dated October 31, 2000 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pulaski Financial Corp. and subsidiaries as of September 30, 2002 and 2001, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.




/s/ Ernst & Young LLP
October 23, 2002
St. Louis, Missouri

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2002 and 2001
--------------------------------------------------------------------------------

ASSETS                                                                                                  2002              2001

Cash and amounts due from depository institutions                                                  $  11,176,728      $  10,748,255
Federal funds sold and overnight deposits                                                                      -          2,300,000
                                                                                                   -------------      -------------
        Total cash and cash equivalents                                                               11,176,728         13,048,255
Securities available for sale, at market value                                                         4,876,508          4,225,109
Securities held to maturity, at amortized cost (market value $1,741,556 at
 September 30, 2001)                                                                                           -          1,737,109
Mortgage-backed securities held to maturity, at amortized cost (market value
 $1,950,294 and $2,703,562 at September 30, 2002 and 2001, respectively)                               1,795,016          2,517,166
Mortgage-backed securities available for sale, at market value                                         5,686,556          8,787,558
Capital stock of Federal Home Loan Bank - at cost                                                      5,840,000          3,960,000
Loans receivable held for sale, at lower of cost or market                                            97,174,145         38,087,434
Loans receivable, net of allowance for loan losses of $2,553,004 and $1,844,214
 at September 30, 2002 and 2001, respectively                                                        227,581,131        204,114,915
Premises and equipment, net                                                                            5,963,500          3,680,810
Accrued interest receivable                                                                            1,580,196          1,554,484
Other assets                                                                                           7,573,145          7,070,959
                                                                                                   -------------      -------------

TOTAL ASSETS                                                                                       $ 369,246,925      $ 288,783,799
                                                                                                   =============      =============

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:
 Deposits                                                                                          $ 201,269,796      $ 189,710,385
 Advances from Federal Home Loan Bank                                                                116,800,000         55,000,000
 Advance payments by borrowers for taxes and insurance                                                 3,080,472          2,598,367
 Accrued interest payable                                                                                190,503            220,110
 Due to other banks                                                                                   12,548,881          8,476,600
 Other liabilities                                                                                     2,803,133          1,771,162
                                                                                                   -------------      -------------
        Total liabilities                                                                            336,692,785        257,776,624
                                                                                                   -------------      -------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
 Preferred stock - $.01 par value per share, 10,000,000 shares authorized; none issued                         -                  -
 Common stock - $.01 par value per share, 9,000,000 shares authorized;
  3,972,885 shares  issued at September 30, 2002 and 2001, respectively                                   39,729             39,729
 Treasury stock - at cost (1,220,797 and 1,109,026 shares at September 30, 2002 and 2001,
  respectively)                                                                                      (15,162,298)       (12,718,797)
 Treasury stock - Equity Trust (34,123 shares at September 30, 2002)                                    (812,195)                 -
 Additional paid-in capital                                                                           25,080,348         24,003,162
 Unearned MRDP shares                                                                                   (416,493)          (609,459)
 Unearned ESOP shares (66,490 and 98,008 unreleased shares at September 30,
  2002 and 2001, respectively)                                                                          (664,893)          (980,070)
 Accumulated other comprehensive income                                                                  449,651            341,796
 Retained earnings                                                                                    24,040,291         20,930,814
                                                                                                   -------------      -------------
        Total stockholders' equity                                                                    32,554,140         31,007,175
                                                                                                   -------------      -------------

 TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                                                        $ 369,246,925      $ 288,783,799
                                                                                                   =============      =============

See accompanying notes to the consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
YEARS ENDED SEPTEMBER 30, 2002, 2001 AND 2000
--------------------------------------------------------------------------------

                                                                                  2002              2001              2000
INTEREST INCOME:
 Loans receivable                                                            $ 17,320,558      $ 18,304,967      $ 15,463,368
 Securities                                                                       193,218           328,775           736,809
 Mortgage-backed securities                                                       650,090         1,135,654         1,718,317
 Other                                                                             31,528           387,534           391,740
                                                                             ------------      ------------      ------------
       Total interest income                                                   18,195,394        20,156,930        18,310,234
                                                                             ------------      ------------      ------------

INTEREST EXPENSE:
 Deposits                                                                       4,519,561         7,392,502         6,538,336
 Advances from Federal Home Loan Bank                                           3,630,268         4,022,459         2,870,973
 Other                                                                                  -            37,500            93,750
                                                                             ------------      ------------      ------------
       Total interest expense                                                   8,149,829        11,452,461         9,503,059
                                                                             ------------      ------------      ------------

NET INTEREST INCOME                                                            10,045,565         8,704,469         8,807,175

PROVISION FOR LOAN LOSSES                                                       1,011,180           752,297           499,399
                                                                             ------------      ------------      ------------

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                             9,034,385         7,952,172         8,307,776
                                                                             ------------      ------------      ------------

NON-INTEREST INCOME:
 Retail banking fees                                                            1,693,581         1,285,737           935,886
 Mortgage revenues                                                              4,559,541         3,258,154         1,584,008
 Insurance commissions                                                            189,282           300,796           363,439
 Gain on sales of securities                                                       44,065           540,488                 -
 Other                                                                            736,927           377,261           278,734
                                                                             ------------      ------------      ------------
       Total non-interest income                                                7,223,396         5,762,436         3,162,067
                                                                             ------------      ------------      ------------

NON-INTEREST EXPENSE:
 Compensation expense-special dividend                                                  -                 -         1,371,893
 Salaries and employee benefits                                                 5,097,095         4,874,697         4,102,967
 Occupancy, equipment and data processing expense                               1,903,988         1,710,928         1,784,129
 Advertising                                                                      491,008           454,898           415,669
 Professional services                                                            614,439           650,939           504,300
 Other                                                                          1,547,412         1,110,405         1,005,081
                                                                             ------------      ------------      ------------
       Total non-interest expense                                               9,653,942         8,801,867         9,184,039
                                                                             ------------      ------------      ------------

INCOME BEFORE INCOME TAXES                                                      6,603,839         4,912,741         2,285,804

INCOME TAXES                                                                    2,417,794         1,766,446         1,159,364
                                                                             ------------      ------------      ------------

NET INCOME                                                                      4,186,045         3,146,295         1,126,440
                                                                             ============      ============      ============

OTHER COMPREHENSIVE INCOME (LOSS) - Unrealized gain (loss)
 on securities available-for-sale (net of income taxes in 2002,
  2001 and 2000 of $74,854, $323,466, and ($3,516), respectively)                 107,855           583,143            (5,987)
                                                                             ------------      ------------      ------------

COMPREHENSIVE INCOME                                                         $  4,293,900      $  3,729,438      $  1,120,453
                                                                             ============      ============      ============

NET INCOME PER COMMON SHARE - BASIC                                          $       1.56      $       1.10      $       0.34
                                                                             ============      ============      ============

NET INCOME PER COMMON SHARE - DILUTED                                        $       1.47      $       1.07      $       0.34
                                                                             ============      ============      ============

See accompanying notes to the consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED SEPTEMBER 30, 2002, 2001 AND 2000
--------------------------------------------------------------------------------

                                                                                             Unearned
                                                                                            Management                  Accumulated
                                                                             Additional    Recognition &   Unearned        Other
                                                   Common       Treasury      Paid-In       Development      ESOP      Comprehensive
                                                    Stock        Stock        Capital       Plan Shares     Shares      Income(Loss)
BALANCE, OCTOBER 1, 1999                           39,729     (2,322,004)   35,685,866       (18,400)     (2,172,420)    (235,360)
Comprehensive income:
  Net income
  Change in net unrealized loss on securities                                                                              (5,987)
Total comprehensive income
Dividends ($.36 per share)
Stock options exercised                                          260,864         7,647
Stock repurchase (756,410 shares)                             (8,700,132)
Release of ESOP shares                                                          83,200                       979,413
Special cash dividend ($4.00 per share)                                    (11,843,386)      357,978
Net Management Recognition and Development
  Plan Shares issued                                           1,364,834                  (1,260,396)
Amortization of Management Recognition and
  Development Plan shares                                                                    192,006
                                                 --------  -------------   -----------    ----------      ----------   ----------
BALANCE, SEPTEMBER 30, 2000                        39,729     (9,396,438)   23,933,327      (728,812)     (1,193,007)    (241,347)
Comprehensive income:
  Net income
  Change in net unrealized gains on securities                                                                            583,143
Total comprehensive income
Dividends ($.28 per share)
Stock options exercised                                          459,851
Stock repurchase (332,438 shares)                             (3,834,294)
Release of ESOP shares                                                          69,835                       212,937
Net Management Recognition and Development
  Plan Shares issued                                              52,084                     (56,110)
Amortization of Management Recognition and
  Development Plan shares                                                                    175,463
                                                 --------  -------------   -----------    ----------      ----------   ----------
BALANCE, SEPTEMBER 30, 2001                      $ 39,729  $ (12,718,797)  $24,003,162    $ (609,459)     $ (980,070)  $  341,796
                                                 ========  =============   ===========    ==========      ==========   ==========
Comprehensive income:
  Net income
  Change in net unrealized gains on securities                                                                            107,855
Total comprehensive income
Dividends ($.33 per share)
Stock options exercised                                          760,077
Stock repurchase (175,899 shares)                             (3,169,036)
Equity trust shares purchased                                   (812,195)      812,195
Release of ESOP shares                                                         264,991                       315,177
Net Management Recognition and Development Plan
  Shares issued                                                  (34,542)                     16,739
Amortization of Management Recognition and
  Development Plan shares                                                                    176,227
                                                 --------  -------------   -----------    ----------      ----------   ----------
BALANCE, SEPTEMBER 30, 2002                      $ 39,729  $ (15,974,493)  $25,080,348    $ (416,493)     $ (664,893)  $  449,651
                                                 ========  =============   ===========    ==========      ==========   ==========

                                                     Retained
                                                      Earnings        Total
BALANCE, OCTOBER 1, 1999                           18,927,432       49,904,843
Comprehensive income:
  Net income                                        1,126,440        1,126,440
  Change in net unrealized loss on securities                           (5,987)
                                                                   -----------
Total comprehensive income                                           1,120,453
                                                                   -----------
Dividends ($.36 per share)                         (1,061,363)      (1,061,363)
Stock options exercised                              (101,856)         166,655
Stock repurchase (756,410 shares)                                   (8,700,132)
Release of ESOP shares                                               1,062,613
Special cash dividend ($4.00 per share)                            (11,485,408)
Net Management Recognition and Development
  Plan Shares issued                                 (104,438)               -
Amortization of Management Recognition and
  Development Plan shares                                              192,006
                                                 ------------      -----------
BALANCE, SEPTEMBER 30, 2000                        18,786,215       31,199,667
Comprehensive income:
  Net income                                        3,146,295        3,146,295
  Change in net unrealized gains on securities                         583,143
                                                                   -----------
Total comprehensive income                                           3,729,438
                                                                   -----------
Dividends ($.28 per share)                           (809,525)        (809,525)
Stock options exercised                              (196,197)         263,654
Stock repurchase (332,438 shares)                                   (3,834,294)
Release of ESOP shares                                                 282,772
Net Management Recognition and Development
  Plan Shares issued                                    4,026                -
Amortization of Management Recognition and
  Development Plan shares                                              175,463
                                                 ------------      -----------
BALANCE, SEPTEMBER 30, 2001                      $ 20,930,814      $31,007,175
                                                 ============      ===========
Comprehensive income:
  Net income                                        4,186,045        4,186,045
  Change in net unrealized gains on securities                         107,855
                                                                   -----------
Total comprehensive income                                           4,293,900
                                                                   -----------
Dividends ($.33 per share)                           (884,858)        (884,858)
Stock options exercised                              (209,513)         550,564
Stock repurchase (175,899 shares)                                   (3,169,036)
Equity trust shares purchased                                                -
Release of ESOP shares                                                 580,168
Net Management Recognition and Development Plan
  Shares issued                                        17,803                -
Amortization of Management Recognition and
  Development Plan shares                                              176,227
                                                 ------------      -----------
BALANCE, SEPTEMBER 30, 2002                      $ 24,040,291      $32,554,140
                                                 ============      ===========

See accompanying notes to the consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 2002, 2001 AND 2000

--------------------------------------------------------------------------------

                                                                          2002                    2001                     2000
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                     $     4,186,045          $    3,146,295          $     1,126,440
  Adjustments to reconcile net income to net cash
    from operating activities:
    Depreciation, amortization and accretion:
      Premises and equipment                                             556,618                 462,446                  492,737
      Management Recognition and Development Plan
        stock awards                                                     176,227                 175,462                  192,006
      ESOP shares committed to be released                               580,168                 282,772                1,062,613
      Loan fees, discounts and premiums - net                            234,849                 163,019                 (123,020)
    Provision for loan losses                                          1,011,180                 752,297                  499,399
    Provision for losses on real estate acquired in
      settlement of loans                                                      -                  (2,108)                   4,679
    (Gains) losses on sales of real estate acquired in
      settlement of loans                                                 15,944                 (16,050)                  31,733
    Originations of loans receivable for sale to
      correspondent lenders                                         (760,089,711)           (420,868,248)            (154,360,101)
    Proceeds from sales of loans to correspondent lenders            705,217,544             400,095,518              149,510,252
    Gain on sale of loans                                             (4,214,544)             (2,940,518)              (1,365,252)
    Gain on sale of securities                                           (44,065)               (540,488)                       -
    Gain on sale of premises and equipment                                     -                       -                  (14,040)
    Deferred income taxes                                               (170,170)               (252,673)                 245,271
    Changes in other assets and liabilities                              864,605                (825,075)                  62,933
                                                                 ---------------          --------------          ---------------

          Net adjustments                                            (55,861,355)            (23,513,646)              (3,760,790)
                                                                 ---------------          --------------          ---------------

          Net cash used in operating activities                      (51,675,310)            (20,367,351)              (2,634,350)
                                                                 ---------------          --------------          ---------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sales and maturities of securities                     2,235,300              25,726,215               12,021,000
  Purchase of bank owned life insurance policy                          (294,822)             (5,009,658)                       -
  Purchases of securities and Federal Home
    Loan Bank stock                                                   (2,748,350)             (3,544,159)             (19,788,410)
  Principal payments received on mortgage-backed
    securities                                                         3,820,902               3,446,080                2,722,073
  Loan (originations) repayments - net                               (24,883,407)              4,683,547              (29,045,826)
  Proceeds from sales of real estate acquired in settlement
    of loans receivable                                                  103,000                 155,300                  269,500
  Proceeds from sales of premises and equipment                                -                  25,269                   24,800
  Net additions to premises and equipment                             (2,839,307)             (1,234,842)              (1,201,767)
                                                                 ---------------          --------------          ---------------

          Net cash provided by (used in) investing activities        (24,606,684)             24,247,752              (34,998,630)
                                                                 ---------------          --------------          ---------------

See accompanying notes to the consolidated financial statements      (Continued)

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 2002, 2001 AND 2000
-------------------------------------------------------------------------------

                                                                       2002                   2001                 2000
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase in deposits                                        $  11,559,411          $  21,297,715        $   7,042,128
  Federal Home Loan Bank advances - net                              61,800,000            (11,100,000)          37,500,000
  Other borrowings-net                                                        -            (12,500,000)          12,500,000
  Due to other banks                                                  4,072,281              8,476,600                    -
  Net increase (decrease) in advance payments by
    borrowers for taxes and insurance                                   482,105               (188,561)             346,408
  Stock options exercised                                               550,564                263,654              166,655
  Dividends paid on common stock                                       (884,858)              (809,525)          (1,061,363)
  Payments to acquire treasury stock                                 (3,169,036)            (3,834,294)          (8,700,132)
  Return of capital dividend ($4.00 per share)                                -                      -          (11,485,408)
                                                                  -------------          -------------        -------------

     Net cash provided by financing activities                       74,410,467              1,605,589           36,308,288
                                                                  -------------          -------------        -------------

NET (DECREASE) INCREASE IN CASH AND
  CASH EQUIVALENTS                                                   (1,871,527)             5,485,990           (1,324,692)

CASH AND CASH EQUIVALENTS AT BEGINNING OF
  YEAR                                                               13,048,255              7,562,265            8,886,957
                                                                  -------------          -------------        -------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                          $  11,176,728          $  13,048,255        $   7,562,265
                                                                  =============          =============        =============

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION:
  Cash paid during the year for:
    Interest on deposits                                          $   4,558,619          $   7,384,900        $   6,547,710
    Interest on advances from the Federal Home Loan Bank              3,630,268              4,022,459            2,870,973
    Income taxes                                                      2,046,000              2,633,084              933,062

NONCASH INVESTING ACTIVITIES:
  Real estate acquired in settlement of loans receivable                118,944                109,134              105,917
  Increase (decrease) in investments for changes in
    unrealized gains and losses                                         182,709                906,609               (9,503)

See accompanying notes to the consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 2002, 2001 AND 2000
--------------------------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Pulaski Financial Corp. (the "Company") was incorporated under Delaware law in May 1998. The Company was organized for the purpose of becoming the holding company for Pulaski Bank (the "Bank") upon the Bank's reorganization from the mutual holding company form of organization (the "Reorganization"). The Company has no significant assets, other than the outstanding shares of the Bank, cash and equity investments in other financial institutions. The Company has no significant liabilities. Management of the Company and the Bank are substantially similar and the Company neither owns nor leases any property, but instead uses the premises, equipment and furniture of the Bank. Accordingly, the information in the consolidated financial statements relates primarily to the Bank.

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

     Use of Estimates - The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and that affect the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. The allowance for loan losses and fair values of financial instruments are significant estimates reported within the financial statements.

     Cash and Cash Equivalents - For purposes of reporting cash flows, cash and cash equivalents include cash and amounts due from depository institutions, federal funds sold, and overnight deposits at the Federal Home Loan Bank. Generally, federal funds are sold for a one-day period. At September 30, 2002, $2.9 million in cash was held as a restricted deposit by a correspondent Bank and was unavailable for liquidity demands.

     Securities and Mortgage-Backed Securities, Available-for-Sale - Securities and mortgage-backed securities available-for-sale are recorded at their current fair value. Unrealized gains or losses on securities and mortgage-backed securities available-for-sale are included in a separate component of equity, net of deferred income taxes. Gains or losses on the disposition of securities and mortgage-backed securities available-for-sale are recognized using the specific identification method. Estimated fair values of securities and mortgage-backed securities available-for-sale are based on quoted market prices when available. If quoted market prices are not available, fair values are estimated using quoted market prices for similar instruments.

     To the extent management determines a decline in value in a security or mortgage-backed security available-for-sale to be other than temporary, the Bank will adjust the carrying value and include such expense in the consolidated statements of income.

     Securities and Mortgage-Backed Securities, Held-to-Maturity - Securities and mortgage-backed securities held-to-maturity are stated at cost, adjusted for amortization of premium and discount which are recognized as adjustments to interest income over the life of the securities using the level-yield method.

     To the extent management determines a decline in value in a security or mortgage-backed security held-to-maturity to be other than temporary, the Bank will adjust the carrying value and include such expense in the consolidated statements of income.

     Capital Stock of the Federal Home Loan Bank - Capital stock of the FHLB is carried at cost. Dividends received on such stock are reflected as other income in the consolidated statements of income.

     Loans Receivable Held-for-Sale - Loans receivable held-for-sale consist of loans that management does not intend to hold until maturity and are reflected at the lower of cost or market. Such loans are generally covered by investor commitments and sold servicing released. Accordingly, market values for such loans are based on commitment prices. Gains or losses on loan sales are recognized at the time of sale and are determined by the difference between net sales proceeds and the principal balance of the loans sold, adjusted for net deferred loan fees. Loan origination and commitment fees, net of certain direct loan origination costs, are deferred until the sale of the loan.

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

     Allowance for Loan Losses- The Bank maintains an allowance for loan losses to absorb inherent losses in the Bank's loan portfolio. Credit losses are charged and recoveries are credited to the allowance. Provisions for credit losses are credited to the allowance in an amount necessary to maintain an appropriate allowance given risks identified in the portfolio. The allowance is based upon quarterly management estimates of expected losses inherent in the loan portfolio. Management estimates are determined quarterly through a method of quantifying certain risks in the portfolio that are affected primarily by changes in the nature and volume of the portfolio combined with an analysis of past-due and classified loans, but can also be affected by the following factors: changes in lending policies and procedures, including underwriting standards and collection, charge-off and recovery practices, changes in national and local economic conditions and developments, and changes in the experience, ability, and depth of lending management staff.

     The following assessments are performed quarterly in accordance with the Bank's allowance for loan losses methodology:

     Homogeneous residential mortgage loans are given one of five standard risk ratings at the time of origination. The risk ratings are assigned through the use of a credit scoring model, which assesses credit risk determinants from the borrower's credit history, the loan-to-value, the affordability ratios or other personal history. Five-year historical loss rates and industry data for each credit rating is used to determine the appropriate allocation percentage for each loan grade. Commercial real estate, consumer and home equity loans are assigned standard risk weightings that determine the allocation percentage.

     When commercial real estate loans are over 30 days delinquent or residential, consumer and home equity loans are over 90 days past due, they are evaluated individually for impairment. Additionally, loans that demonstrate credit weaknesses that may impact the borrower's ability to repay or the value of the collateral are also reviewed individually for impairment. The Company considers a loan to be impaired when management believes it will be unable to collect all principal and interest due according to the contractual terms of the loan. If a loan is impaired, the Company records a loss valuation equal to the excess of the loan's carrying value over the present value of estimated future cash flows or the fair value of collateral if the loan is collateral dependent.

     The allowance for loan losses includes an unallocated allowance to provide for conditions that cannot be directly measured in the Company's methodology. This unallocated allowance provides for the Company's exposure to inherent but undetected losses in the portfolio.

     The Company's methodology includes factors that allow the Company to adjust its estimates of losses based on the most recent information available. Historic loss rates used to determine allowance provisions are adjusted to reflect the impact of current conditions, including actual collection and charge-off experience.

     Premises and Equipment - Premises and equipment are stated at cost, less accumulated depreciation. Depreciation charged to operations is primarily computed utilizing the straight-line method over the estimated useful lives of the related assets. Estimated lives range from 3 to 40 years for buildings and improvements and 5 to l0 years for furniture and equipment. Maintenance repairs are charged to expense. Major renewals and improvements are capitalized. Gains and losses on dispositions are credited or charged to earnings as incurred.

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

     Reclassifications - Certain amounts included in the 2000 and 2001 consolidated financial statements have been reclassified to conform to the 2002 presentation.

2.   SECURITIES AVAILABLE-FOR-SALE AND HELD TO MATURITY

     Securities held to maturity at September 30, 2001 and available for sale at September 30, 2002 and 2001 are summarized as follows:

                                                           September 30, 2001
                                  -------------------------------------------------------------
                                                        Gross        Gross
                                     Amortized       Unrealized    Unrealized       Market
       Held to Maturity                Cost             Gains        Losses         Value
U.S. Government and Agency
  debt obligations                $   1,737,109       $  4,447     $      -       $   1,741,556
                                  =============       ========     ========       =============

Weighted average rate at end
  of period                                4.65 %
                                  =============

                                                                     September 30, 2002
                                             -----------------------------------------------------------------
                                                                   Gross            Gross
                                               Amortized        Unrealized       Unrealized        Market
                  Available-for-Sale             Cost              Gains           Losses           Value
      U.S. Government and Agency
        debt obligations                     $  2,712,755       $  201,223         $      -     $  2,913,978

      Equity securities                         1,724,771          237,759                -        1,962,530
                                             ------------       ----------         --------     ------------

                           Total             $  4,437,526       $  438,982         $      -     $  4,876,508
                                             ============       ==========         ========     ============

      Weighted average rate
      paid at end of period                          6.68 %
                                             ============

                                                                     September 30, 2001
                                             -----------------------------------------------------------------
                                                                   Gross           Gross
                                               Amortized        Unrealized       Unrealized        Market
              Available-for-Sale                 Cost              Gains           Losses           Value
      U.S. Government and Agency
        debt obligations                     $  2,693,166       $  205,053         $      -     $  2,898,219

                                                1,297,656           42,034          (12,800)       1,326,890
                                             ------------       ----------         --------     ------------
      Equity securities
                           Total             $  3,990,822       $  247,087         $(12,800)    $  4,225,109
                                             ============       ==========         ========     ============

      Weighted average rate at end
      of period                                      6.68 %
                                             ============

There were no sales of available-for-sale securities during 2002. Proceeds from sales of available-for-sale securities for 2001 were $1.7 million. Realized gains from sales in 2001 were $441,000.

The amortized cost and market values of available-for-sale debt investment securities at September 30, 2002, by contractual maturity, are shown below.

                                             Available-for-Sale
                                       ------------------------------
                                                           Estimated
                                         Amortized           Market
Term to Maturity                           Cost              Value

One year or less                       $     747,282     $    774,270
One year through five years                1,965,473        2,139,708
                                       -------------     ------------

               Total                   $   2,712,755     $  2,913,978
                                       =============     ============

3.   MORTGAGE-BACKED SECURITIES

     Mortgage-backed securities held to maturity and available-for-sale at September 30, 2002 and 2001 are summarized as follows:

                                                                              2002
                                                    -------------------------------------------------------
                                                                        Gross       Gross
                                                       Amortized      Unrealized  Unrealized      Market
               Held to Maturity                           Cost          Gains       Losses         Value
     Mortgage-backed securities                        $1,591,722    $  152,624            -    $ 1,744,346

     Collateralized mortgage obligations                  203,294         2,654            -        205,948
                                                       ----------    ----------    ---------    -----------

         Total                                         $1,795,016    $  155,278    $       -    $ 1,950,294
                                                       ==========    ==========    =========    ===========

     Weighted average rate at end of period                  8.16 %
                                                       ==========

                                                                              2001
                                                    -------------------------------------------------------
                                                                        Gross        Gross
                                                       Amortized     Unrealized    Unrealized     Market
               Held to Maturity                           Cost          Gains        Losses        Value
     Mortgage-backed securities                        $2,156,419    $  182,775    $       -    $ 2,339,194
     Collateralized mortgage obligations                  360,747         3,702          (81)       364,368
                                                       ----------    ----------    ---------    -----------

         Total                                         $2,517,166    $  186,477    $     (81)   $ 2,703,562
                                                       ==========    ==========    =========    ===========

     Weighted average rate at end of period                  8.26 %
                                                       ==========

                                                                                2002
                                                    -------------------------------------------------------
                                                                        Gross        Gross
                                                        Amortized    Unrealized    Unrealized      Market
           Available-for-Sale                             Cost          Gains        Losses         Value
     Mortgage-backed securities                        $5,400,294    $  286,262    $       -    $ 5,686,556
                                                       ==========    ==========    =========    ===========
     Weighted average rate at end
       of period                                             6.91 %
                                                       ==========

                                                                          2001
                                                    -------------------------------------------------------
                                                                        Gross        Gross
                                                        Amortized     Unrealized   Unrealized      Market
           Available-for-Sale                             Cost          Gains        Losses         Value
     Mortgage-backed securities                        $8,479,309    $  308,249    $       -    $ 8,787,558
                                                       ==========    ==========    =========    ===========

     Weighted average rate at end
       of period                                             6.93 %
                                                       ==========

     There were no sales of available-for-sale mortgage-backed securities during 2002. Proceeds from sales of available-for-sale mortgage-backed securities for 2001 were $8.7 million. Realized gains from sales in 2001 were $99,200.

     The amortized cost and estimated market value of held to maturity and available-for-sale mortgage-backed securities at September 30, 2002, by contractual maturity, are shown below.

                                                     Held to Maturity                    Available-for-Sale
                                               ----------------------------        -----------------------------
                                                                  Estimated                           Estimated
                                                Amortized           Market         Amortized           Market
       Term to Maturity                           Cost              Value             Cost              Value
       One year or less                               144               144                 -                 -
       One year through five years                  9,785            10,276                 -                 -
       Five years through ten years               186,062           203,844         1,111,604         1,161,282
       Ten years or more                        1,599,025         1,736,030         4,288,690         4,525,274
                                               ----------        ----------        ----------        ----------

                  Tota1                        $1,795,016        $1,950,294        $5,400,294        $5,686,556
                                               ==========        ==========        ==========        ==========

     Actual maturities of mortgage-backed securities may differ from scheduled maturities depending on the repayment characteristics and experience of the underlying financial instruments, on which borrowers have the right to call or prepay certain obligations sometimes without penalties.

4.   LOANS RECEIVABLE

     Loans receivable at September 30, 2002 and 2001 are summarized as follows:

                                                                   2002               2001
     Loans secured by residential real estate:
       Conventional                                          $ 159,852,664        $ 157,071,226
       FHA/VA                                                    4,947,322            5,747,764
                                                             -------------        -------------
                                                               164,799,986          162,818,990

     Commercial real estate loans                                8,559,320            1,408,764
     NOW overdrafts                                                155,884              180,599
     Home equity lines                                          55,409,772           28,585,637
     Consumer loans                                              7,622,979           13,884,405
                                                             -------------        -------------

                                                               236,547,941          206,878,395
     Less:
       Deferred loan costs                                        (878,994)            (657,906)
       Loans-in-process                                          7,292,800            1,577,172
       Allowance for loan losses                                 2,553,004            1,844,214
                                                             -------------        -------------

               Total                                         $ 227,581,131        $ 204,114,915
                                                             =============        =============

     Weighted average rate at end of period                           6.75 %               7.63 %
                                                             =============        =============

     The adjustable rate loans have interest rate adjustment limitations and are generally indexed to the one-year Constant Maturity U.S. Treasury rate. Future market factors may affect the correlation of the interest rate adjustment with the rates the Bank pays on the short-term deposits that have been primarily utilized to fund these loans.

The Bank is subject to numerous lending related regulations. Under federal law and regulations, the Bank may not make real estate loans to one borrower in excess of the greater of 15% of its unimpaired capital and surplus or $500,000, whichever is greater. As of September 30, 2002, the Bank was in compliance with this limitation.

The Bank has granted loans to officers and directors. Such loans were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers and did not, in the opinion of management, involve more than normal credit risk.

Changes in loans to officers and directors for the years ended September 30, 2002 and 2001 are summarized as follows:

      Balance, September 30, 2000                           $       65,751
      Additions                                                     45,039
      Repayments and reclassifications                             (65,751)
                                                            ---------------

      Balance, September 30, 2001                                   45,039
      Additions                                                    275,910
      Repayments and reclassifications                            (165,699)
                                                            --------------

      Balance, September 30, 2002                           $      155,250
                                                            ==============

Home equity lines of credit to officers and directors totaled $413,900 of which $155,250 had been used as of September 30, 2002.

At September 30, 2002, 2001 and 2000, the Bank was servicing loans for others amounting to approximately $434,000, $863,000, and $1.7 million, respectively. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income is recorded on the accrual basis and includes servicing fees from investors and certain charges collected from borrowers. In connection with these loans serviced for others, the Bank held borrowers' escrow balances of $20,000, $33,000, and $43,000 at September 30, 2002, 2001 and 2000,
respectively.

The Bank originates certain loans for resale to correspondent lenders. These sales include recourse provisions that require the Bank to repurchase the loans upon certain events of default, generally documentation deficiencies, for periods up to one year from the date of the loan sale. The Bank has not historically incurred losses as a result of such loans, nor are any losses anticipated; however actual losses incurred by the Bank in the future due to these recourse provisions may vary from the Bank's estimate due to a number of factors beyond the Bank's control. During 2002, 2001 and 2000, the Bank sold whole loans to correspondent lenders totaling $701.0 million, $397.2 million and $148.1 million, respectively. The Bank also originates loans for resale to the MHDC. A change in the MHDC rules no longer permits servicing to be retained and all loans are sold at pre-determined prices. No loans were sold to MHDC in 2002, 2001or 2000 from the Bank's portfolio.

5.   ALLOWANCE FOR LOAN LOSSES

     The following table represents activity in the allowance for loan losses for the years ended September 30, 2002, 2001 and 2000 follows:

                                                2002           2001          2000
          Balance, beginning of year        $ 1,844,214    $ 1,365,776   $   985,773
          Provision charged to expense        1,011,180        752,297       499,399
          Charge-offs                          (319,802)      (274,850)     (133,545)
          Recoveries                             17,412            991        14,149
                                            -----------    -----------   -----------

          Balance, end of year              $ 2,553,004    $ 1,844,214   $ 1,365,776
                                            ===========    ===========   ===========

     Troubled debt restructurings were $11,000, $222,000 and $158,000 at September 30, 2002, 2001 and 2000, respectively. Non-accrual loans totaled approximately $380,000, $276,000 and $413,000 at September 30, 2002, 2001
     and 2000, respectively. Interest income recognized on non-accrual loans was $18,444, $18,814 and $13,666, respectively. The difference between interest that would have been recognized under the original terms of non-accrual and renegotiated loans and interest actually recognized on such loans was $33,482, $29,933 and $33,303, respectively.

6.   REAL ESTATE ACQUIRED IN SETTLEMENT OF LOANS

     The Company had no real estate acquired in settlement of loans at September 30, 2002 and 2001.

     Activity in the allowance for losses on real estate owned for the years ended September 30, 2001 and 2000 is summarized as follows. There was no activity in the allowance for losses on real estate for the year ended September 30, 2002:

                                                             2001        2000

          Balance, beginning of year                      $  2,108    $  17,161
                                                            (2,108)
          Provision charged to expense                                    4,679
          Charge-offs                                            -      (19,732)
                                                          --------    ---------

          Balance, end of year                            $      -    $   2,108
                                                          ========    =========

7.   PREMISES AND EQUIPMENT

     Premises and equipment at September 30, 2002 and 2001 are summarized as follows:

                                                      2002            2001

          Land                                   $  1,705,234    $  1,012,879
          Office buildings and improvements         4,707,114       3,410,102
          Furniture and equipment                   3,531,601       2,681,662
                                                 ------------    ------------
                                                    9,943,949       7,104,643
          Less accumulated depreciation            (3,980,449)     (3,423,833)
                                                 ------------    ------------

          Total                                  $  5,963,500    $  3,680,810
                                                 ============    ============

      Certain facilities of the Bank are leased under various operating leases. Amounts paid for rent expense (net of rental income) for the fiscal years ending September 30, 2002, 2001 and 2000 were approximately $122,000, $147,000, and $229,000, respectively. Future minimum rental commitments under non-cancelable leases are as follows:

         Years ended September 30,                                 Amount

           2003                                                    159,658
           2004                                                    134,773
           2005                                                     90,357
           2006                                                     90,357
           2007                                                     90,357
           Thereafter                                                    -
                                                                ----------
                Total                                           $  565,502
                                                                ==========

8.    DEPOSITS

      Deposits at September 30, 2002 and 2001 are summarized as follows:

                                                           2002                       2001
                                                 ------------------------  --------------------------
                                                                 Weighted                    Weighted
                                                                 Average                     Average
                                                                 Interest                    Interest
                                                      Amount       Rate         Amount         Rate
        Transaction accounts:
          Noninterest-bearing checking           $   5,735,894        -%   $   4,770,352          -%
          Interest-bearing checking                 21,591,021     0.29       17,642,516       0.79
          Money market                              41,897,834     1.84       41,172,358       3.32
                                                 -------------             -------------

               Total transaction accounts           69,224,749     1.20       63,585,226       2.37
                                                 -------------             -------------

        Passbook savings accounts                   27,538,954     1.00       24,836,013       1.49
                                                 -------------             -------------

        Certificates of deposit:
          1.00% to 1.99%                            35,740,733     1.55                -          -
          2.00% to 2.99%                            30,178,072     2.34            5,000       2.96
          3.00% to 3.99%                            13,077,294     3.65       36,615,268       3.50
          4.00% to 4.99%                            15,498,072     4.57       29,543,646       4.44
          5.00% to 5.99%                             6,028,234     5.48       20,729,038       5.59
          6.00% to 6.99%                             3,840,865     6.43        9,854,872       6.42
          7.00% to 7.99%                               142,823     7.00        4,541,322       7.07
                                                 -------------             -------------

               Total certificates of deposit       104,506,093     2.90      101,289,146       4.64
                                                 -------------             -------------

                  Total                          $ 201,269,796     2.06%   $ 189,710,385       3.47%
                                                 =============             =============

      The aggregate amount of certificates of deposit with a minimum principal amount of $100,000 was $28.7 million and $12.3 million at September 30, 2002 and 2001, respectively.

      At September 30, 2002, the scheduled maturities of certificates of deposit were as follows:

                                                                    Weighted
                                                                     Average
        Mature within fiscal year:                   Amount           Rate

        2003                                   $  78,048,071          2.55%
        2004                                      11,332,426          3.49
        2005                                       7,374,568          3.94
        2006                                       1,098,951          4.28
        2007                                       6,606,293          4.76
        Thereafter                                    45,784          5.19
                                               -------------

             Total                             $ 104,506,093          2.90%
                                               =============

      A summary of interest expense on deposits for the years ended September 30, 2002, 2001 and 2000 follows:

                                                                   2002             2001              2000
        Transaction accounts                                $     864,820    $   1,431,215    $      827,510
        Savings and certificates of deposit accounts            3,654,741        5,961,287         5,710,826
                                                            -------------    -------------    --------------

                                                            $   4,519,561    $   7,392,502    $    6,538,336
                                                            =============    =============    ==============

9.    ADVANCES FROM FEDERAL HOME LOAN BANK

      Advances from the FHLB at September 30, 2002 and 2001 are summarized as follows:

                                                           2002                              2001
                                             --------------------------------- ---------------------------------
                                                                     Weighted                          Weighted
                                                                     Average                           Average
        Maturing Within Fiscal Year                                  Interest                          Interest
        Ending September 30,                       Amount              Rate          Amount              Rate
        2002                                 $              -          0.00%         15,200,000          6.49%
        2003                                       80,300,000          2.58          10,300,000          6.39
        2004                                        3,000,000          7.09           3,000,000          7.09
        2005                                        7,000,000          5.29           2,000,000          7.48
        2009 (callable in 2004)                    10,000,000          5.92          10,000,000          5.92
        2010 (callable in 2003)                     4,500,000          6.21           4,500,000          6.21
        2011 (callable in 2003)                    10,000,000          4.51          10,000,000          4.51
        2012 (callable in 2003)                     2,000,000          2.23                   -             -
                                             ----------------                  ----------------

                                             $    116,800,000          3.44%   $     55,000,000          6.05%
                                             ================                  ================

      The Bank has the ability to borrow funds from the FHLB equal to 40% of the Bank's total assets under a blanket agreement which assigns all investments in FHLB stock as well as qualifying first mortgage loans as collateral to secure the amounts borrowed. At September 30, 2002, the Bank had approximately $30.2 million in borrowing capacity available to it under the above mentioned borrowing arrangement.

10.  INCOME TAXES

     Income tax expense for the years ended September 30, 2002, 2001 and 2000 is summarized as follows:

        Current                      2002           2001           2000
         Federal                 $ 2,284,387    $ 1,867,292    $ 1,199,914
         State                       303,577        151,827        134,557
         Deferred                   (170,170)      (252,673)      (175,107)
                                 -----------    -----------    -----------
                   Total         $ 2,417,794    $ 1,766,446    $ 1,159,364
                                 ===========    ===========    ===========

     Income tax expense for the years ended September 30, 2002, 2001 and 2000 differs from that computed at the federal statutory rate of 34 percent as follows:

                                                      2002                         2001                            2000
                                           -------------------------    -------------------------      -------------------------
                                              Amount            %           Amount           %            Amount            %
     Tax at statutory federal
       income tax rate                     $ 2,245,305         34.0 %    $ 1,670,336        34.0 %     $   777,174         34.0 %
     Increase (decrease)
       resulting from:
        ESOP adjustment                         26,246          0.4           78,671         1.6           308,167         13.5
        State taxes, net of
          federal benefit                      220,952          3.3          107,011         2.2            95,721          4.2
        Other
                                               (74,709)        (1.1)         (89,572)       (1.8)          (21,698)        (1.0)
                                           -----------      -------      -----------      ------       -----------      -------
                Total                      $ 2,417,794         36.6 %    $ 1,766,446        36.0 %     $ 1,159,364         50.7 %
                                           ===========      =======      ===========      ======       ===========      =======

     The components of deferred tax assets and liabilities, which are included in other assets in the consolidated balance sheets, at September 30, 2002 and 2001, are as follows:

                                                                                  2002                 2001
     Deferred tax assets:
       Allowance for loan losses                                              $  686,630           $  581,263
       Premises and equipment                                                    145,774              255,792
       Management Recognition and Development Plan stock awards                  128,520              135,031
       Supplemental retirement plan                                               80,844               91,877
       Other                                                                     266,840              109,435
                                                                              ----------           ----------
                Total deferred tax assets                                      1,308,608            1,173,398

     Deferred tax liabilities:
       FHLB stock dividends                                                      136,194              144,587
       Unrealized gains on securities available-for-sale                         275,594              200,739
                                                                              ----------           ----------

                Total deferred tax liabilities                                   411,788              345,326
                                                                              ----------           ----------

     Net deferred tax assets                                                  $  896,820           $  828,072
                                                                              ==========           ==========

11.  STOCKHOLDERS' EQUITY

     During fiscal 2002, the Company paid quarterly cash dividends on common stock of $0.09 per share on October 21, 2002 and July 22, 2002 and $0.075 per share on April 23, 2002 and January 22, 2002.

     During fiscal 2001, the Company paid quarterly cash dividends on common stock of $0.075 per share on October 24, 2001 and July 19, 2001 and $0.065 per share on April 23, 2001 and January 23, 2001.

     During fiscal 2002, the Company repurchased shares of its own stock with a total value of $3.2 million at the time of repurchases. The Company has repurchased a total of 1,462,747 shares of its own stock with a total value of $18.0 million since becoming a public company in December 1998.

12.  OTHER NON-INTEREST INCOME

     In fiscal 2002, the Bank recorded $295,000 in non-cash gains from the increased cash surrender value on the Company's Bank Owned Life Insurance policy and $183,000 in other income from a correspondent banking relationship. In fiscal 2001, the Bank recognized gains of approximately $540,000 on sales of securities. There were no significant other income items in fiscal 2002 and 2001.

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

     Quantitative measures that have been established by regulation to ensure capital adequacy require the Bank to maintain minimum capital amounts and ratios (set forth in the table below). The Bank's primary regulatory agency, the OTS, requires that the Bank maintain minimum ratios of tangible capital (as defined in the regulations) of 1.5%, core capital (as defined) of 3% and total risk-based capital (as defined) of 8%. The Bank is also subject to prompt corrective action capital requirement regulations set forth by the OTS. The OTS requires the Bank to maintain minimum of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of September 30, 2002, that the Bank meets all capital adequacy requirements to which it is subject.

      As of September 30, 2002 and 2001, the most recent notification from the OTS categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized" the Bank must maintain minimum total risk-based, Tier I risk-based, Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

                                                                                                  To be Categorized as
                                                                                                   "Well Capitalized"
                                                                                                      Under Prompt
                                                                               For Capital          Corrective Action
                                                           Actual           Adequacy Purposes          Provisions
                                                    ---------------------- --------------------  ------------------------
        (Dollars in thousands)                         Amount      Ratio      Amount    Ratio        Amount      Ratio
        As of September 30, 2002:
          Tangible capital (to total assets)        $  26,686      7.28%   $   5,495    1.50%          N/A        N/A
          Total risk-based capital (to risk-
            weighted assets)                           29,197     12.63%      18,490    8.00%    $  23,113      10.00%
          Tier I risk-based capital (to risk-
            weighted assets)                           26,686     11.55%         N/A     N/A        13,868       6.00%
          Tier I leverage capital (to average
            assets)                                    26,686      7.28%         N/A     N/A        18,317       5.00%

        As of September 30, 2001:
          Tangible capital (to total assets)        $  27,117      9.50%   $   4,282    1.50%          N/A        N/A
          Total risk-based capital (to risk-
            weighted assets)                           28,891     12.78%      18,080    8.00%    $  22,600      10.00%
          Tier I risk-based capital (to risk-
            weighted assets)                           27,117     12.00%         N/A     N/A        13,560       6.00%
          Tier I leverage capital (to average
             assets)                                   27,117      9.71%         N/A     N/A        13,963       5.00%

      A reconciliation at September 30, 2002 of the Bank's stockholders' equity and regulatory risk-based capital follows (dollars in thousands):

        Stockholders' equity                                           $ 26,972
        Less: Unrealized gains on available for sale securities            (286)
                                                                       --------

        Tangible capital                                                 26,686
        General valuation allowances                                      2,511
                                                                       --------

        Regulatory risk-based capital                                  $ 29,197
                                                                       ========

      The Bank is prohibited from paying cash dividends if the effect thereof would be to reduce the regulatory capital of the Bank below the amount required for the liquidation account that the Bank established in connection with the consummation of the Reorganization on December 2, 1998.

14.   EMPLOYEE BENEFITS

      On January 21, 2000, shareholders approved a Management Recognition and Development Plan ("MRDP") under which the Company may award up to 116,380 shares of restricted stock. The restricted stock awards vest over a five year period. As of September 30, 2002, 45,907 shares awarded under the MRDP had vested, 66,033 shares awarded under the MRDP remained subject to restriction and 4,440 shares were available for grant. All of the shares were issued from treasury stock on the dates of the grants. The unearned MRDP balance is reflected in shareholder equity and amortizes to compensation expense over the vesting period. Compensation expense related to amortization of MRDP was $176,277, $175,463 and $192,006 during the years ended September 30, 2002, 2001 and 2000, with $18,400 of expense in fiscal 2000 resulting from a similar MRDP plan adopted on January 18, 1995.

     In addition, as a result of the declaration of a special $4.00 per share cash dividend, dividends of approximately $465,000 were paid on unvested shares included in the Company's MRDP, and were accounted for as compensation expense for the year ended September 30, 2000. Subsequent to the payment date, unearned MRDP was reduced with a corresponding adjustment to additional paid-in capital to reflect the proportionate reduction in the value of the shares held by the plan.

     The Bank executed a Supplemental Retirement Benefit agreement for its former chief executive officer. Under the terms of the agreement, the officer is to receive $2,473 monthly, commencing upon his retirement, for a total of 15 years. The net present value of these payments is reflected in other liabilities and totaled $209,000 and $223,000 at September 30, 2002 and 2001, respectively. Compensation expense under this agreement totaled $16,400, $17,400 and $18,300 for the years ended September 30, 2002, 2001 and 2000, respectively.

     Substantially all full-time salaried employees are included in a trusteed, defined benefit pension plan. The benefits contemplated by the plan are funded through payments to the Pentegra Group, which operates as a multi-employer plan. During the years ended September 30, 2002, 2001 and 2000, the Bank was not required to make any contributions to the plan because it was fully funded and accordingly, no pension expense was recorded. At September 30, 2002, the Bank had no liability for contributions due and unpaid. On April 17, 2002, the board of directors elected to terminate the Company's participation in the pension plan. Effective October 1, 2002, the plan was terminated, eliminating any future liabilities.

     The Bank maintains a 401(k) savings plan for eligible employees. In 2002, 2001 and 2000, the Bank matched 50% of each participant's contribution up to a maximum of 4%. The Bank's contributions to this plan were $90,890, $68,950 and $45,500 for the years ended September 30, 2002, 2001 and 2000, respectively.

     The Company maintains employment agreements with two senior executives, one officer has a three-year agreement and the other has a two-year agreement. Under the agreements, the Bank will pay the executives a base salary, which may be increased at the discretion of the Board of Directors. Additionally, the agreements provide for severance payments if employment is terminated following a change in control. These payments will be equal to 3 and 2 times, respectively, their average annual compensation paid during the five years immediately preceding the change in control. For future periods, the Company will have only one management agreement in place, the three-year agreement with the CEO, as the board has elected not to renew similar contracts with other executives.

     During the year ended September 30, 2002, the Company created an Equity Trust Plan (the "Trust") for the benefit of eight commission-based loan officers. The Trust is a plan designed to recruit and retain top-performing loan officers, that are instrumental to the Company's success. The Trust allows the recipients to defer a percentage of commissions earned, which is partially matched by the Company and paid into an independent trust for the benefit of the loan officers. The assets of the trust are limited to the purchase of Company shares in the open market. In exchange for the opportunity to defer income, the participants are required to sign a four year contract prohibiting them from competing against the Company in the Company's market area. Should the participants voluntarily leave the Company, they will forgo any accrued benefits. At September 30, 2002, 34,123 shares had been purchased on behalf of the Trust at an average price of $19.40. For purposes of earnings per share, the shares in the Trust are treated as issued and outstanding, thus no dilution is experienced through the purchase or vesting of shares. Expense related to the Trust is treated as loan officer commission expense, which is deferred according to SFAS 91. Since the majority of loans originated are sold on a servicing released basis resulting in mortgage revenues, most of the deferred expense is realized as a reduction of mortgage revenue.

     At September 30, 2002, the Company had 421,602 shares of common stock reserved for issuance under the Company's stock option plans. At September 30, 2002, the recipients of the awards had 114,181 shares vested and exercisable at an average exercise price of $9.05. The average exercise price of the ending balance of 421,602 shares was $12.49 at September 30, 2002. Included in this balance were 198,138 options granted in fiscal 2002 with an average exercise price of $16.62. At September 30, 2002 the Company had 18,089 reserved but unissued options. Officers and directors exercised 68,568 shares during the year ended September 30, 2002 at an average price of $8.03.

     A summary of the status of the Company's stock option plans for the years ended September 30th is as follows:

                                           2002                         2001                          2000
                                           ----                         ----                          ----
                                 Options   Weighted Average   Options   Weighted Average    Options   Weighted Average
                                            Exercise Price               Exercise Price               Exercise Price (1)
                                            --------------               --------------               ------------------
       Outstanding-beginning
        of year                  308,259    $         8.81    302,462    $         8.00      72,996   $             8.89
       Granted                   198,138             16.62     64,396             11.12     260,175                10.47
       Exercised                 (68,568)             8.03    (39,203)             6.73     (22,239)                7.01
       Forfeited                 (16,227)            12.05    (19,396)             8.10      (8,470)                9.98
                               ---------    --------------  ---------    --------------   ---------   ------------------
       Outstanding-end
        of year                  421,602    $        12.49    308,259    $         8.81     302,462   $             8.00
                               =========    --------------  =========    --------------   =========   ------------------
       Exercisable at end
        of year                  114,181    $         9.05    109,309    $         8.32      47,372   $             7.21
                               =========    --------------  =========    ==============   =========   ==================

       Weighted average fair
        value of options
        granted during
        the year                       -    $         3.21          -    $         2.42           -                  N/A

     (1) Effective September 1, 2000, the exercise price of outstanding stock options was reduced 24.24% as a result of special $4.00 cash distribution to shareholders.

     The pro forma effects of applying the fair value approach in accordance with SFAS No. 123 Accounting For Stock-Based Compensation, is required for those entities that elect to continue following the guidance of Accounting Principles Board Opinion ("APB") No. 25, and is applicable for awards granted subsequent to October 1, 1995. Consequently, pro forma results are not required for the shares granted by the Company on January 25, 1995.

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

                                                      Year Ended September 30,
                                                         2002           2001
                                                    ----------------------------
  Net Income:
    As reported                                      $ 4,186,045    $ 3,146,295
    Pro forma                                          4,151,943      3,108,199
  Basic earnings per share:
    As reported                                             1.56           1.10
    Pro forma                                               1.54           1.08
  Diluted earnings per share:
    As reported                                             1.47           1.07
    Pro forma                                               1.46           1.05

     For purposes of computing the pro forma effects of stock option grants under the fair value accounting method, the fair value of each stock option grant was estimated on the date of the grant using the Black-Scholes option-pricing model. The following assumptions for fiscal 2002 and 2001 were used for the grants:

                                                       2002           2001

     Risk free interest rate                           3.61 %         3.60 %
     Expected volatility                              20.00 %        23.60 %
     Expected life                                      5.5 years      5.5 years
     Dividend yield                                    2.25 %         2.63 %

     The Bank established a tax-deferred stock bonus plan known as the Employee Stock Ownership Plan (the "ESOP") for all eligible employees. In connection with the conversion and reorganization on December 2, 1998, 232,760 shares were purchased by the ESOP at $10 a share through an internal loan from the Company. The shares are allocated on an annual basis to each participant in an amount that is equivalent to the ratio of each participant's salary to that of the total payroll for each year ended December 31. The unallocated shares are released to participants on a quarterly basis at a rate of 3,879 shares. In fiscal 2002, the Bank made additional principal payments on the loan to the Company, which released an additional 16,002 shares. As a result of the additional payments, the remaining shares are expected to be fully allocated by fiscal 2007. As the shares are released, compensation expense is recognized equal to the fair value of the shares. The compensation expense under the plan was approximately $580,000, $283,000 and $1.1 million for the years ended September 30, 2002, 2001 and 2000, respectively. At September 30, 2002 and 2001, the status of the ESOP shares was as follows:

                                                         2002         2001

     Allocated shares                                  124,618      112,909
     Released shares                                    27,639       19,000
     Unallocated and unreleased shares                  66,490       98,008
                                                       -------      -------

                Total ESOP shares                      218,747      229,917
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

                                                                Years Ended September 30,
                                                                  2002               2001               2000
                                                               ----------         ----------         ----------
     Net income                                                $4,186,045         $3,146,295         $1,126,440

     Weighted average shares outstanding - basic                2,688,108          2,866,290          3,290,833
     Effect of dilutive securities:
     Employee stock options                                       154,467             88,061             33,513
                                                               ----------         ----------         ----------
     Weighted average shares outstanding - diluted              2,842,575          2,954,351          3,324,346
                                                               ==========         ==========         ==========

     Earnings per share:
       Basic                                                   $     1.56         $     1.10         $     0.34
       Diluted                                                       1.47               1.07               0.34

16.  DECLARATION OF $4.00 PER SHARE SPECIAL CASH DISTRIBUTION

     On March 31, 2000, the Board of Directors declared a special cash distribution in the amount of $4.00 per share. The dividend was paid on September 1, 2000. The portion of the special cash distribution treated as a return of capital was considered to be a reduction in the cost basis of each share and non-taxable to shareholders. As a result of the special cash distribution, it was determined that approximately 50% of dividends paid during the quarter ended December 31, 1999 would be non-taxable to shareholders and substantially all of the dividends paid from January through September 2000 would be non-taxable.

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

     On October 1, 2000, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137 and SFAS No. 138. Under SFAS No. 133, rate lock commitments given to borrowers are considered to be derivatives. The Company hedges the interest rate risk inherent in rate lock commitments with delivery commitments to sell loans that are considered to be derivatives under SFAS No. 133. The Company hedges the future cash flows from sale of its inventory of closed loans held for sale with delivery commitments to sell loans.

     At September 30, 2002, 2001 and 2000, the Bank had commitments to originate loans of approximately $18.2 million, $11.4 million and $5.7 million, respectively. Additionally, the Bank had outstanding commitments to lend to borrowers under unused home equity lines of credit of $68.7 million, $29.4 million and $10.1 million at September 30, 2002, 2001 and 2000, respectively.

     At September 30, 2002, 2001 and 2000, the Bank had commitments to sell loans on a best-efforts basis of $105.5 million, $48.8 million and $19.7 million, respectively, which includes $97.2 million, $37.8 million and $13.1 million, respectively, recorded in the financial statements as loans held-for-sale. Any unrealized loss on these commitment obligations is considered in conjunction with the Bank's lower of cost or market valuation on its loans receivable held-for-sale.

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

     Carrying values and estimated fair values at September 30, 2002 and 2001 are summarized as follows:

                                                                    2002                              2001
                                                       ------------------------------      -----------------------------
                                                                         Estimated                          Estimated
                                                         Carrying          Fair              Carrying          Fair
                                                           Value          Value                Value          Value
     ASSETS:
       Cash and cash equivalents                       $ 11,177,000    $ 11,177,000        $ 13,048,000   $ 13,048,000
       Securities - HTM                                           -               -           1,737,000      1,742,000
       Securities - AFS                                   4,877,000       4,877,000           4,225,000      4,225,000
       Capital Stock of FHLB                              5,840,000       5,840,000           3,960,000      3,960,000
       Mortgage-backed securities - HTM                   1,795,000       1,950,000           2,517,000      2,704,000
       Mortgage-backed securities - AFS                   5,687,000       5,686,000           8,788,000      8,788,000
       Loans:
         Loans receivable held for sale                  97,174,000      98,946,000          38,087,000     38,776,000
         Loans receivable                               227,581,000     232,349,000         204,115,000    208,159,000

     LIABILITIES:
       Deposits                                         201,270,000     203,032,000         189,710,000    191,190,000
       Advances from FHLB                               116,800,000     119,351,000          55,000,000     57,182,000
       Due to other Banks                                12,549,000      12,549,000           8,477,000      8,477,000

                                                                    2002                              2001
                                                       ------------------------------      ----------------------------------
                                                          Contract      Estimated           Contract         Estimated
                                                            or         Unrealized              or           Unrealized
                                                          Notional         Gain             Notional           Gain
                                                           Amount         (Loss)             Amount           (Loss)
     Off-balance sheet financial instruments:
      Commitments to originate and
      purchase first and second mortgage
      loans                                            $ 18,238,000    $          -        $ 11,428,000   $          -
      Commitments to originate
      non-mortgage loans                                          -               -                                  -
     Lines of Credit:
      Unused Lines of Credit                           $ 68,722,000    $          -        $ 29,428,000   $          -

     The following methods and assumptions were used to estimate the fair value of the financial instruments:

     Cash and Cash Equivalents - The carrying amount approximates fair value.

     Securities and Mortgage-backed Securities - Estimated fair values of securities and mortgage-backed securities are based on quoted market prices and prices obtained from independent pricing services. If quoted market prices are not available, fair values are estimated using quoted market prices for similar instruments.

     Capital Stock of the Federal Home Loan Bank - The carrying amount approximates fair value.

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

     Due to Other Banks - The carrying value approximates fair value at the reporting date.

     Off-Balance Sheet Items - The estimated fair value of commitments to originate or purchase loans is based on the fees currently charged to enter into similar agreements and the difference between current levels of interest rates and the committed rates.

     The fair value estimates presented herein are based on pertinent information available to management as of September 30, 2002 and 2001. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date. Therefore, current estimates of fair value may differ significantly from the amounts presented herein.

20.  PROSPECTIVE IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The Company does not believe that the adoption of these Statements will have a material effect on the Company's consolidated financial statements.

21. COMPREHENSIVE INCOME

The following is a summary of other comprehensive income and the related income tax effects:

                                           For the Year Ended September 30, 2002
                                           -------------------------------------

                                            Before-Tax       Tax      Net-of-Tax
                                              Amount       Expense      Amount
                                              ------       -------      ------

Unrealized gains on available
  for sale securities                        $226,774     $ 90,987     $135,787

Less: reclassification adjustment
  for gains realized in net income             44,065       16,133       27,932
                                             --------     --------     --------

Net unrealized gains                          182,709       74,854      107,855
                                             --------     --------     --------

Other comprehensive income                   $182,709     $ 74,854     $107,855
                                             ========     ========     ========

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
                                             ==========   ========     ========

22. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

    The results of operations by quarter for 2002 and 2001 were as follows:

                                             First             Second              Third             Fourth
September 30, 2002                          Quarter            Quarter            Quarter            Quarter
Interest income                         $    4,763,850     $    4,451,493     $    4,314,167     $     4,665,884
Interest expense                             2,304,497          2,006,900          1,863,760           1,974,672

Net interest income                          2,459,353          2,444,593          2,450,407           2,691,212
Provision for loan losses                      299,651            233,197            258,813             219,519

Net interest income after
  loan loss provision                        2,159,702          2,211,396          2,191,594           2,471,693
Non interest income                          2,024,588          1,548,500          1,633,493           2,016,815
Non interest expense                         2,253,862          2,413,320          2,319,585           2,667,175

Income before taxes                          1,930,428          1,346,576          1,505,502           1,821,333
Income taxes                                   746,319            446,937            548,888             675,650

Net income                                   1,184,109            899,639            956,614           1,145,683

Earnings per share - basic                        0.43               0.33               0.36                0.43
Earnings per share - diluted                      0.41               0.31               0.34                0.41

Weighted average shares
  outstanding - basic                        2,723,690          2,696,212          2,660,376           2,672,029
Weighted average shares
  outstanding - diluted                      2,863,798          2,864,140          2,830,320           2,812,377

September 30, 2001

Interest income                         $    5,039,421     $    5,052,936     $    5,002,201     $     5,062,372
Interest expense                             3,003,220          3,009,516          2,860,617           2,579,108

Net interest income                          2,036,201          2,043,420          2,141,584           2,483,264
Provision for loan losses                       89,664            190,640            193,399             278,594

Net interest income after
  loan loss provision                        1,946,537          1,852,780          1,948,185           2,204,670
Non interest income                          1,185,065          1,517,997          1,933,950           1,125,424
Non interest expense                         2,269,118          2,218,052          2,119,905           2,194,792

Income before taxes                            862,484          1,152,725          1,762,230           1,135,302
Income taxes                                   319,098            449,736            676,366             321,246

Net income                                     543,386            702,989          1,085,864             814,056

Earnings per share - basic                        0.18               0.24               0.38                0.30
Earnings per share - diluted                      0.18               0.24               0.37                0.28

Weighted average shares
  outstanding - basic                        2,958,288          2,886,507          2,826,699           2,793,675
Weighted average shares
  outstanding - diluted                      3,024,264          2,949,440          2,928,925           2,914,392

23. CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS.

    The following table presents the condensed balance sheets, condensed statements of income and cash flows of the Company for the years ended September 30, 2002 and 2001:

Condensed Balance Sheets                                                         2002                 2001
ASSETS:
  Cash and cash equivalents                                               $          200,849    $      1,449,962
  Investment in Bank                                                              26,971,720          27,426,331
  Investment and mortgage-backed securities                                        2,529,745           2,049,168
  Intercompany loan                                                                2,000,000                   -
  Other assets                                                                     1,101,274             300,238
                                                                          ------------------    ----------------

           TOTAL ASSETS                                                   $       32,803,588    $     31,225,699
                                                                          ==================    ================
LIABILITIES:
   Dividends payable                                                      $          247,688    $        214,790
   Other liabilities                                                                   1,760               3,734
                                                                          ------------------    ----------------

           TOTAL LIABILITIES                                                         249,448             218,524
                                                                          ------------------    ----------------

STOCKHOLDERS' EQUITY                                                              32,554,140          31,007,175
                                                                          ------------------    ----------------

TOTAL LIABILITIES & STOCKHOLDERS' EQUITY                                  $       32,803,588    $     31,225,699
                                                                          ==================    ================

Condensed Statements of Income                                                   2002                 2001

INTEREST INCOME                                                                       47,170              98,363

INTEREST EXPENSE                                                                       2,647              38,990
                                                                          ------------------    ----------------

NET INTEREST INCOME                                                                   44,523              59,373

NONINTEREST INCOME                                                                   105,968             473,365

NONINTEREST EXPENSE                                                                  294,171             306,343
                                                                          ------------------    ----------------

  Income (loss) before income taxes and equity in earnings of
   Bank                                                                             (143,680)            226,395

INCOME TAX (BENEFIT) PROVISION                                                       (26,060)             81,222
                                                                          ------------------    ----------------

  Net (loss) income before equity in earnings of Bank                               (117,620)            145,173

EQUITY IN EARNINGS OF BANK                                                         4,303,665           3,001,122
                                                                          ------------------    ----------------

NET INCOME                                                                $        4,186,045    $      3,146,295
                                                                          ==================    ================

Condensed Statements of Cash Flows                                   2002                2001
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                 $     4,186,045     $     3,146,295
  Adjustments to reconcile net income to net cash from
    operating activities:
     Equity in earnings of Bank                                   (4,303,665)         (3,001,122)
     Net change in other assets and liabilities                     (851,304)           (561,451)
     Realized gain on sale of investments                            (44,065)           (441,290)
                                                             ---------------     ---------------

           Net cash used in operating activities                  (1,012,989)           (857,568)
                                                             ---------------     ---------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Dividend upstream from Bank                                      5,000,000          17,500,000
  Intercompany loan                                               (2,000,000)                  -
  Purchases of investments                                          (868,350)         (1,469,453)
  Proceeds from maturities of investments                            485,300           1,645,512
  Principal payments on mortgage-backed securities                   158,852             129,972
                                                             ---------------     ---------------

           Net cash provided by investing activities               2,775,802          17,806,031
                                                             ---------------     ---------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayments from other borrowings                                         -         (12,500,000)
  Payments received from loan to ESOP                                315,177             197,727
  Payment from subsidiary related to MRDP shares                     176,227             175,463
  Stock options exercised                                            550,564             263,654
  Treasury stock purchases                                        (3,169,036)         (3,834,295)
  Dividends paid under common stock                                 (884,858)           (809,525)
                                                             ---------------     ---------------

           Net cash used in financing activities                  (3,011,926)        (16,506,976)
                                                             ---------------     ---------------

NET(DECREASE) INCREASE IN CASH AND                                (1,249,113)            441,487
  CASH EQUIVALENTS

CASH AND CASH EQUIVALENTS AT BEGINNING OF                          1,449,962           1,008,475
   YEAR                                                      ---------------     ---------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                     $       200,849     $     1,449,962
                                                             ===============     ===============

                                   * * * * * *

                            Common Stock Information

The common stock of the Company trades on the Nasdaq National Market under the symbol "PULB." There are approximately 1,600 stockholders of record of the Company, including brokers or other nominees.

The following table sets forth market price and dividend information for the Company's common stock for fiscal year 2002 and 2001.

  Fiscal 2002        High                 Low                      Dividend

First Quarter       $ 17.35              $ 14.72                $ .075/per share

Second Quarter      $ 20.40              $ 15.85                $ .075/per share

Third Quarter       $ 20.02              $ 18.50                $ .09/per share

Fourth Quarter      $ 19.60              $ 17.61                $ .09/per share


  Fiscal 2001        High                 Low                      Dividend


First Quarter       $ 10.25              $  9.13                $ .065/per share

Second Quarter      $ 10.86              $  9.56                $ .065/per share

Third Quarter       $ 14.30              $ 10.00                $ .075/per share

Fourth Quarter      $ 15.25              $ 13.81                $ .075/per share


The Company's ability to pay dividends does not currently depend on the Bank's ability to pay dividends to the Company. Although federal regulations limit distributions by the Bank, the Company currently has enough liquid assets to provide for several years of cash flow needs barring significant volumes of share repurchases.

The Company is subject to the requirements of Delaware law regarding the payment of dividends. Delaware law generally limits dividends to an amount equal to the excess of the net assets of the Company (the amount by which total assets exceed total liabilities) over its statutory capital or, if there is no excess, to its net profits for the current and/or immediately preceding fiscal year.

                             Directors and Officers

Directors                                                      Officers
William A. Donius                                              William A. Donius
Chairman, President and Chief Executive Officer                Chairman, President and Chief Executive Officer

Robert A. Ebel                                                 Ramsey K. Hamadi
Chairman of the Board of Universal Printing Co.                Chief Financial Officer

Thomas F. Hack                                                 Christopher K. Reichert
Retired Chief Financial Officer                                Executive Vice President

E. Douglas Britt                                               Beverly M. Kelley
Retired Thrift Executive                                       Senior Vice President

Dr. Edward J. Howenstein
Retired Dentist

Timothy K. Reeves
President of Keenan Properties of St. Louis

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

  Kappel, Neill and Wolff LLC
  St. Louis, Missouri

  Armstrong, Teasdale LLP
  St. Louis, Missouri

Special Securities Counsel

  Muldoon Murphy & Faucette LLP
  Washington, D.C.

                                 Annual Meeting

The annual meeting of the stockholders will be held Wednesday, January 29, 2003 at 2:00 p.m., Central Time, at The St. Louis Art Museum (rear entrance), 1 Fine Arts Boulevard, Forest Park, St. Louis, Missouri.