Form 10-K, Exhibit 13
period 2003-09-30
PULASKI FINANCIAL CORP
filed 2003-12-29
CIK 1062438

Exhibit 13

BUSINESS OF THE COMPANY

Pulaski Financial Corp. (the “Company”) is the holding company for Pulaski Bank (the “Bank”). The primary business of the Company is the management of the business and affairs of the Bank. The Company has no significant assets, other than its investment in the Bank and some investment securities, and no significant liabilities. The Company neither owns nor leases property, but instead uses the premises, equipment and furniture of the Bank. Accordingly, the information set forth in this report, including the consolidated financial statements and related financial data, relates primarily to the Bank.

The Bank is a community-oriented retail financial institution that provides traditional banking services, in the St. Louis and Kansas City metropolitan areas. The Bank is engaged primarily in the business of attracting deposits from the general public and using these and other funds to originate one-to four-family residential mortgage, home equity, commercial real estate and consumer loans within the Bank’s lending market. The Bank is an approved lender/servicer for the Federal Housing Administration and the Veterans Administration, as well as for the Missouri Housing Development Commission (a government agency established to provide home buying opportunities for low income first time home buyers).

The Bank is regulated by the Office of Thrift Supervision, its primary federal regulator, and the Federal Deposit Insurance Corporation, the insurer of its deposits. The Bank’s deposits are federally insured by the FDIC under the Savings Association Insurance Fund. The Bank is a member of the Federal Home Loan Bank System, America’s Community Bankers, the Missouri Bankers’ Association and the Mortgage Bankers’ Association of St. Louis.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following tables set forth certain information concerning the consolidated financial position, consolidated data from operations and performance ratios for the Company at the dates and for the years indicated.

	At September 30,
	2003	2002	2001	2000		1999
	(In thousands)
FINANCIAL CONDITION DATA
Total assets	$401,403	$369,247	$288,784	$283,120		$243,974
Loans receivable, net	276,894	227,581	204,115	209,919		181,533
Loans receivable held for sale	61,124	97,174	38,087	14,374		8,159
Investment securities	8,162	4,877	5,962	19,128		13,244
Capital stock of Federal Home Loan Bank	3,880	5,840	3,960	3,580		1,501
Mortgage-backed securities	8,862	7,482	11,305	22,604		25,353
Cash and cash equivalents	18,656	11,177	13,048	7,562		8,887
Deposits	313,607	201,270	189,710	168,413		161,371
Advances from Federal Home Loan Bank	31,500	116,800	55,000	66,100		28,600
Stockholders’ equity	36,383	32,554	31,007	31,200	(1)	49,905

	Years Ended September 30,
	2003	2002	2001	2000		1999
	(In thousands)
OPERATING DATA
Interest income	$21,215	$18,195	$20,157	$18,310		$15,258
Interest expense	7,739	8,150	11,453	9,503		7,323

Net interest income	13,476	10,045	8,704	8,807		7,935
Provision for loan losses	1,487	1,011	752	499		265

Net interest income after provision for loan losses	11,989	9,034	7,952	8,308		7,670
Non-interest income	11,616	7,223	5,763	3,162		2,275
Compensation expense-special dividend	—	—	—	1,372		—
Non-interest expense	13,977	9,653	8,802	7,812		6,560

Income before income taxes	9,628	6,604	4,913	2,286		3,385
Income taxes	3,860	2,418	1,767	1,160		1,252

Net income	$5,768	$4,186	$3,146	$1,126		$2,133

Net income per common share - Basic (2)	$1.07	$0.78	$0.55	$0.17		N/M	(3)

Net income per common share - Diluted (2)	$1.01	$0.74	$0.54	$0.17		N/M	(3)

(1)	After the effect of $11.5 million related to the cash distribution of $4.00 per share paid on September 1, 2000.
(2)	Earnings per share for the 2003, 2002, 2001 and 2000 fiscal years have been restated to reflect the two-for-one split of the Company’s common stock on July 22, 2003
(3)	Not meaningful due to the reorganization from the mutual holding company format, which took place on December 2, 1998.

	At September 30,
OTHER DATA	2003	2002	2001	2000		1999

Number of:
Real estate loans outstanding	2,651	2,954	2,723	2,804		2,623
Consumer loans (includes home equity loans)	6,336	4,295	3,203	2,997		2,984
Deposit accounts	29,344	23,977	23,733	23,174		21,297
Full service offices	7	5	5	5		4

	At or For the Years Ended September 30,
KEY OPERATING RATIOS	2003	2002	2001	2000		1999
Return on average assets	1.38%	1.38%	1.12%	0.44	%(1)	0.96%
Return on average equity	16.35%	13.24%	10.05%	2.81	%(1)	4.52%
Average equity to average assets	8.43%	10.44%	11.12%	15.59%		21.23%
Interest rate spread	3.34%	3.46%	2.72%	2.79%		2.76%
Net interest margin	3.48%	3.67%	3.23%	3.57%		3.70%
Dividend payout ratio	20.79%	22.45%	26.17%	98.53	%(1)	N/M
Non-interest expense to average assets	3.34%	3.19%	3.12%	3.58	%(2)	2.97%
Average interest-earning assets to average interest-bearing liabilities	107.00%	106.82%	112.16%	120.31%		127.51%
Allowance for loan losses to total loans at end of period	1.13%	0.78%	0.76%	0.61%		0.52%
Allowance for loan losses to nonperforming loans	91.31%	101.89%	69.30%	65.45%		68.95%
Net charge-offs to average outstanding loans during the period	0.05%	0.12%	0.12%	0.06%		0.02%
Nonperforming assets to total assets	1.07%	0.68%	0.92%	0.75%		0.68%

(1)	For the year ended September 30, 2000, ratio includes special cash distribution of $4.00 per share paid on September 1, 2000.
(2)	Non-interest expense to average assets ratio, if adjusted for non-recurring $1.4 million compensation expense related to $4.00 per share dividend would be 3.04% in 2000.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Management’s discussion and analysis of financial condition and results of operations is intended to assist in understanding the financial condition and results of operations of the Company. The information contained in this section should be read in conjunction with the consolidated financial statements and accompanying notes contained elsewhere in this annual report.

This report contains certain “forward-looking statements” within the meaning of the federal securities laws, which are made in good faith pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts, rather statements based on the Company’s current expectations regarding its business strategies, intended results and future performance. Forward-looking statements are generally preceded by terms such as “expects,” “believes,” “anticipates,” “intends” and similar expressions.

Management’s ability to predict results or the effect of future plans or strategies is inherently uncertain. Factors which could affect actual results include interest rate trends, the general economic climate in the market area in which the Company operates, as well as nationwide, the Company’s ability to control costs and expenses, competitive products and pricing offered by competitors, loan delinquency rates and changes in federal and state legislation and regulation. These factors should be considered in evaluating the forward-looking statements and undue reliance should not be placed on such statements. The Company assumes no obligation to update any forward-looking statements.

Operating Strategy

The Company operates as a community-oriented one-bank holding company. Its business consists primarily of the management of its wholly owned subsidiary, Pulaski Bank. The Bank differentiates itself in the St. Louis market with its consumer/retail focus, which provides dedicated service to the individual consumer, instead of focusing primarily on the commercial customer. The Bank attracts deposits from the general public to finance one-to four-family residential mortgage loans, home equity, commercial and consumer loans originated by the Bank. Since the Company, became publicly held in 1998, management has implemented strategies designed to enhance the earnings of the Company while maintaining its strong capital position.

The Company’s current strategy is to lower funding costs, increase fee income, improve operational efficiencies and add higher yielding assets to the balance sheet with the goal of growing earnings. A cornerstone product of this strategy is the “High Performance Checking Account.” The goals of the multi-faceted retail marketing campaign are to: (1) increase both the number and percentage of transaction accounts to total deposits, thereby decreasing the Bank’s cost of funds, (2) increase fee income through service charges and miscellaneous fees levied on checking accounts and (3) add new customer relationships to the Bank, providing a larger customer base for additional product sales.

The Bank has taken steps to enhance fee income by structuring its lending department to function as both a portfolio lender and as a mortgage broker to benefit from the fee income produced by selling loans into the secondary market. In October 2002, the Bank opened a second lending office in Kansas City, Kansas. This office was very successful and broke even during its first three months of operation. During the year, the Kansas City lending office originated $248 million in residential loans. Most of the revenues from the mortgage division stem from loans sold to the secondary market on a servicing released basis. The loans are typically held as assets for less than 60 days allowing the Bank to increase its interest earning assets while maintaining assets with shorter durations. This practice increases the Bank’s lending capacity and allows the Bank to more effectively manage its profits since it is not required to predict the prepayment, credit or interest rate risks associated with retaining either the loan or the servicing asset. This strategy also allows the Bank to be selective in its growth of portfolio loans by selecting the most attractive investments. The Bank’s controlled risk strategy has allowed the Bank to optimize the yield/risk tradeoff on these portfolio loans. In conjunction with a first mortgage loan, the Bank offers its customers a home equity line product at the point of sale. This strategy leverages the relatively large number of first mortgages it originates by offering a second, relationship-oriented product in tandem with the first mortgage origination. The home equity product is tied to the prime rate, allowing for a more consistent portfolio earning asset and improved interest rate risk management. In recent months, the Bank has taken steps to expand its commercial lending division, which it expects will increase significantly in coming years, through primarily the addition of high quality commercial real estate and industrial loans.

The Bank has also taken steps to increase net interest income by utilizing a plan designed to lower funding costs on deposits. The pricing strategy reduces costs from renewing certificates of deposit through disciplined use of a pricing model that allows the Bank to evaluate all pricing decisions for depository products on a return on equity basis. The Bank’s strategy includes the use of programs to carefully evaluate customer activities with the objective of both optimizing customer relationships and minimizing customer withdrawals. The Bank successfully initiated an advertising campaign, “the Big Bertha Money Market Account,” to attract money market accounts. Since loan demand far exceeds the Bank’s current ability to generate an equal amount of retail deposits, the Bank has deployed state of the art pricing models for both deposit and lending pricing. The models assist management in originating higher loan volumes while meeting targeted returns on equity.

The Bank has upgraded its retail delivery infrastructure to make it easier for customers to do business with the Bank as well as attract new customers to the Bank. These steps include the replacement of the Bank’s Bayless office location in 2001 with a superior facility. In the last three years, the Bank has added two new bank locations in a dynamic growth area in St. Charles County, Missouri, and has recently purchased a retail bank location in Kansas City, Missouri. In addition, the Company purchased a 26,000 square foot office building adjacent to the home office, which will be used to house the Company’s lending division.

CRITICAL ACCOUNTING POLICIES

The Company has established various accounting policies that govern the application of accounting principles generally accepted in the United States in the preparation of our financial statements. Our significant accounting policies are described in the footnotes to the Consolidated Financial Statements. Certain accounting policies involve significant judgments and assumptions by management that have a material impact on the carrying value of certain assets and liabilities. Management considers such accounting policies to be critical accounting policies. The judgments and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from these judgments and estimates that could have a material impact on the carrying values of assets and liabilities and the results of operations of the Company.

The Company believes the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in the preparation of the Consolidated Financial Statements. Refer to Footnote 1 to our Consolidated Financial Statements, “Accounting Policies,” for a detailed description of our estimation processes and methodology related to the allowance for loan losses.

FINANCIAL CONDITION

Total assets at September 30, 2003 increased $32.2 million, or 8.7%, to $401.4 million from $369.2 million at September 30, 2002. The increase in total assets was primarily attributable to increases in loans retained, which was offset by a decrease in loans held-for-sale. To a lesser extent assets also increased due to increases in premises and equipment, and cash and other assets.

Loans receivable increased 21.7%, or $49.3 million, to $276.9 million at September 30, 2003 from $227.6 million at September 30, 2002. The growth was primarily attributed to growth in the balances of home equity loans of $33.9 million, residential real estate of $9.5 million and real estate construction and development of $8.9 million, which was offset by a decline in commercial real estate of $3.4 million and consumer automobile loans of $3.4 million. Home equity loans are approved for qualifying borrowers in conjunction with the first mortgage loan application. The growth in prime-based adjustable home equity loans is a strategic objective, and the large volume of mortgage loans originated during the year provided greater opportunities to cross-sell this product to customers. Due to the high number of refinances experienced during the year, residential real estate loans grew just $9.6 million during 2003. The growth in real estate construction and development loans was attributed to the Bank’s strategy to develop a commercial lending division that conservatively invests in high quality commercial construction and other commercial real estate loans. The Bank recently hired one of the top commercial lenders in St. Louis and plans to continue expanding this line of business.

Loans held-for-sale decreased $36.1 million to $61.1 million at September 30, 2003 from $97.2 million at September 30, 2002. The volume of loans held-for-sale declined during the fourth quarter, primarily due to an increase in interest rates, which resulted in fewer loan closings during September. These balances represent loans closed in the name of the Bank, but which are committed in advance of closing to be sold to investors. Since these loans are pre-sold at a pre-determined price on a best efforts basis, the Bank is not subject to changes in the future value to be received upon delivery of these loans to investors as a result of changes in interest rates. The Bank generally receives proceeds from the sale of these loans to investors within 60 days of loan closing and benefits from interest income while awaiting sales delivery.

Cash and cash equivalents increased 67%, to $18.7 million at September 30, 2003 from $11.2 million at September 30, 2002, due to cash inflows from mortgage loan sales. Cash balances are maintained in demand deposits at correspondent banks in order to meet the needs for loan funding, stock repurchases, withdrawals from deposits, and general operating needs. On a daily basis, the bank originates loans and sells them to investors. Cash received from these investors is frequently held in overnight deposits at the correspondents until the money can either be reinvested or used to pay down short-term borrowings.

Premises and equipment increased 73.5%, or $4.3 million, to $10.3 million at September 30, 2003 from $6.0 million at September 30, 2002. The growth stems from investment in several new office locations, including the acquisition of a 26,000 square foot administrative building for $2.4 million, which is adjacent to the Bank’s headquarters in Creve Coeur. The acquisition of the administrative building provides significant room for expansion of future Bank operations. The Company currently leases 13,000 square feet of the building, which nearly covers the carrying cost of the building. The Company invested an additional $2.0 million in fixed assets with the addition of three separate office locations, which included two retail bank deposit locations and a new residential loan office.

Other assets increased $4.2 million to $11.8 million at September 30, 2003 from $7.6 million at September 30, 2002. Other assets increased due to increases in bank-owned life insurance of $2.3 million, an increase in deferred tax assets of $1.6 million and the realization of a core deposit intangible on the Kansas City bank office acquisition of $611,000. The increase in bank-owned life insurance (BOLI) stems primarily from an additional purchase of life insurance on 31 key personnel with a cash surrender value of $2.0 million. The insurance policies were purchased to offset future costs of employee benefits.

Investment securities increased $3.3 million to $8.2 million at September 30, 2003 from $4.9 million at September 30, 2002. The increase in investment securities was primarily attributable to a $2.0 million investment directed toward community reinvestment projects and an investment in non-affiliated bank CDs of $1.7 million.

Mortgage-backed securities increased $1.4 million to $8.9 million at September 30, 2003 from $7.5 million at September 30, 2002. The Company purchased $5.0 million in new securities in order to maintain sufficient collateral to be used to secure community deposits. Offsetting the purchases were high principal repayments stemming from the low interest rate environment during the current year.

Total liabilities increased $28.3 million to $365.0 million at September 30, 2003 from $336.7 million at September 30, 2002. The increase in total liabilities was primarily attributable to an increase in deposits, which was offset by a decline in borrowings.

Deposits increased $112.3 million, to $313.6 million at September 30, 2003 from $201.3 million at September 30, 2002. Bolstering strong organic growth, the Company acquired $30.5 million in deposits through the Kansas City bank acquisition on September 26, 2003, which included $9.2 million in demand deposit accounts. Also, the Company opened a second bank location in St. Charles County in May 2003, which helped stimulate strong organic deposit growth during the year. Year-to-date, demand deposit accounts increased 37% to $132.2 million at September 30, 2003 from $96.8 million at September 30, 2002. The growth in demand accounts was due primarily to the continued marketing focus on the money market accounts, which increased $22.4 million during the year. Certificates of deposit (“CDs”) account balances also grew $76.8 million to $181.4 million at September 30, 2003 from $104.5 million at

September 30, 2002. The growth in CDs was fueled by strong organic growth of $41.1 million, the bank acquisition of $21.6 million in CDs, $8.9 million in new brokered funds and $5.2 million in Certificate of Deposit Account Registry Service deposits (“CDARS”). CDARS is an emerging deposit source through Promontory Interfinancial Network; a company led by the former Comptroller of Currency, Eugene Ludwig and former Federal Reserve Vice Chairman Alan Binder. CDARS is a deposit registry, which allows banks to market to large depositors and swap interests with other banks in order to extend FDIC insurance beyond $100,000. At September 30, 2003, the Company held $26.4 million in brokered deposits, which mature in less than 1 year.

Advances from the Federal Home Loan Bank declined $85.3 million to $31.5 million at September 30, 2003 compared to $116.8 million at September 30, 2002. The balance decline was due to a strong growth in deposits. In addition to regular maturities, the Bank retired $10 million of long term advances in order to reduce future interest expense.

Due to Other Banks decreased $1.5 million to $11.0 million at September 30, 2003 from $12.5 million at September 30, 2002. Due to Other Banks represents un-remitted payment for bank and cashier checks issued on September 30, 2003 and the increase represents an increase in check activity on the final day of the fiscal year end. In the normal course of business, settlement for amounts due to other banks is made the following business day.

Total stockholders’ equity increased $3.8 million to $36.4 million at September 30, 2003 from $32.6 million at September 30, 2002. The increase was due primarily to growth in retained earnings, which was driven by net income of $5.8 million. Stockholders’ equity also increased $631,000 from exercise of stock options, $876,000 from shares released from the employee stock ownership plan, $349,000 from amortization and tax benefit of management recognition plan shares and $63,000 from changes in unrealized gains on securities. During the fiscal year, the Company repurchased 218,878 shares at an average cost of $12.54 for a total of $2.8 million. In addition, the Company paid out regular dividends of $1.1 million. During the prior year, the Company also created an equity trust for the benefit of a select group of top-performing loan officers. The shares purchased for the trust have no net impact on equity as the trustee purchased the shares from the open market using deferred commissions and other earnings, and are reflected as both an increase to treasury shares and additional paid-in capital. The shares continue to be reflected as outstanding for earnings per share calculations.

DELINQUENCIES AND NON-PERFORMING ASSETS

Loans accounted for on a non-accrual basis, which are the most severe of the Company’s non-performing assets amounted to $466,000 at September 30, 2003 as compared to $423,000 at September 30, 2002. The increase in non-accrual loans represents a small increase in the number of loans in foreclosure or loans that had interest receivable for which the Bank’s ability to collect the interest from the customer was in doubt as of year-end.

Accruing loans that were contractually past due 90 days increased $1.7 million to $3.8 million at September 30, 2003 from $2.1 million at September 30, 2002. Of these non-performing loans, $654,000 at September 30, 2003 and $288,000 at September 30, 2002 were FHA/VA government-insured loans. The allowance for loan losses was $3.9 million at September 30, 2003, or 91.3% of non-performing loans and 1.13% of total loans compared to $2.6 million or 101.9% of non-performing loans and .78% of total loans at September 30, 2002. Other assets acquired in settlement of loans, net of allowance for losses was $35,221 at September 30, 2003 and $0 at September 30, 2002.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED SEPTEMBER 30, 2003 AND 2002:

GENERAL

Net income for the year ended September 30, 2003 was $5.8 million compared to $4.3 million for the year ended September 30, 2002. The increase of $1.5 million was attributable to higher net interest income and non-interest income, offset by increased provision for loan losses, non-interest expense and income tax expense. Net interest income increased primarily from increases in interest earning assets, while non-interest income increased primarily as a result of higher mortgage revenues and higher retail banking fees. Non-interest expense increased in fiscal 2003 primarily due to higher operating and personnel expense related to business expansion. Income tax expense increased due to a higher level of pre-tax net income.

INTEREST INCOME

Interest income increased $3.0 million to $21.2 million for fiscal 2003 compared to $18.2 million for fiscal 2002. The increase was primarily driven by growth in the average balance of interest bearing assets, which increased $112.9 million to $386.9 million for fiscal 2003 compared to $274.0 million for fiscal 2002. The increase in average balance was offset by a decline in the weighted average yield from 6.64% in fiscal 2002 to 5.48% in fiscal 2003. The growth in the average balance and decline in yield are attributed primarily to growth and the repricing of the home equity portfolio and the residential mortgage loans held-for-sale. Interest income on loans held-for-sale increased $3.4 million to $5.9 million in fiscal 2003 compared to $2.6 million due to the growth in the average balance of loans held for sale, which increased $79.3 million over the prior year to $125.3 million. The growth in the average balance of loans held-for-sale was due to the increase in loans originated for sale, which increased from $767.0 million in fiscal 2002 to $1.5 billion in fiscal 2003. Interest on the home equity portfolio increased $1.1 million to $3.3 million, despite a 77 basis point decrease in yield on the portfolio, due to growth in the average balance of home equity loans, which increased from $42.1 million in fiscal 2002 to $74.0 million in fiscal 2003. Offsetting the growth in interest income on the home equity and loans held-for-sale portfolios were declines in interest on the residential mortgage and consumer loan portfolios, which declined $781,000 and $372,000, respectively. The decrease in interest on the residential portfolio was due primarily to an 84 basis point decline in the weighted average yield, from 7.29% to 6.45%, while interest on the consumer loan portfolio declined primarily due to a decline in the average balance of consumer loans.

Interest income on mortgage-backed securities decreased $263,000 to $387,000 in fiscal 2003 as a result of the decrease in the average balance from $9.4 million in fiscal 2002 to $5.7 million in fiscal 2003 and a slight decline in the average yield from 6.94% to 6.85%. The decrease in the average balance reflects the amortization and prepayment of older, higher rate securities. The cash proceeds were used to help fund mortgage lending.

INTEREST EXPENSE

Interest expense declined $411,000 to $7.7 million for the year ended September 30, 2003 from $8.1 million for the year ended September 30, 2002. The decrease in interest expense was due to a decline in the weighted average cost of interest-bearing liabilities from 3.18% in fiscal 2002 to 2.14% in fiscal 2003, which was offset by a $105.1 million increase in the average balance of interest-bearing liabilities.

Interest expense on deposits declined $95,000 to $4.4 million for the year ended September 30, 2003 compared to $4.5 million for fiscal 2002. The decline in interest expense was due to a decline in the weighted average cost of interest bearing deposits to 1.85% for the year ended September 30, 2003 from 2.49% for the year ended September 30, 2002. The decline in weighted average cost was primarily a result of repricing of higher cost deposits at maturity and from growth in lower cost checking, money market and passbook accounts. Offsetting the decline in weighted average cost on deposits was a $57.4 million increase in the average balance of interest-bearing deposits, which increased from $181.8 million for the 2002 fiscal year to $239.2 million for the year ended September 30, 2003. The average balance of money market accounts increased $7.2 million to $49.8 million at September 30, 2003 from $42.6 million at September 30, 2002 due to the Company’s strategy to continue to build both the number and the balances of transaction accounts. CD average balances increased $47.9 million to $168.4 million for fiscal 2003 from $120.5 million in fiscal 2002. The increase in deposits was due to customers exhibiting a preference for short-term savings investments, which has led to the growth in both money market and short term CD accounts, combined with the Bank’s issuance of short-term wholesale deposits, which were used during periods of the year when cash needs were at their greatest. The weighted average rate on CDs and savings declined from 3.06% in 2002 to 2.19% for fiscal 2003.

The average balance of borrowings from the FHLB increased from $74.8 million for the year ended September 30, 2002 to $122.1 million for the year ended September 30, 2003; however, interest expense for the year declined $327,000 to $3.3 million. The decline in interest expense reflects the lower rates on renewals and new borrowings during the year, which resulted in a decline of 214 basis points in the weighted average cost of deposits from 4.85% in fiscal 2002 to 2.71% in fiscal 2003. The increase in the average balance was attributable primarily to increased funding of mortgage loan originations. During fiscal 2003, the Company chose to prematurely retire $10.0 million in long term, high-cost fixed rate advances.

PROVISION FOR LOAN LOSSES

The provision for loan losses increased $476,000, from $1.0 million for fiscal 2002 to $1.5 million for fiscal 2003 due to increased nonperforming loans and higher inherent risk in the Company’s changing loan portfolio, which has been reflected in the Company’s allowance for loan loss methodology. The allowance for loan losses increased during the year from $2.6 million at September 30, 2002 to $3.9 million at September 30, 2003. The increased provisions resulted in increased allowance for loan losses as a percentage of total loans to 1.13% from .78%; however, allowance for loan loss as a percentage of nonperforming loans decreased from 101.89% at September 30, 2002 to 91.31% at September 30, 2003. Non-performing assets increased $1.6 million to $4.1 million at September 30, 2003 from $2.5 million at September 30, 2002. The increase in non-performing assets was attributable primarily to prolonged weaknesses in the economy. Despite the increase in non-performing assets, net charge-offs declined from $302,000 during fiscal 2002 to $174,000 for fiscal 2003. The majority of charge-offs ($160,000 in 2003 and $286,000 in 2002) resulted from checking account overdrafts and the consumer loan portfolio.

The provision for loan losses is determined by management as the amount necessary to bring the allowance to a level that is considered adequate to absorb losses inherent in the loan portfolio. Because management believes it adheres to specific loan underwriting guidelines focusing on mortgage loans secured by one-to four-family residences, the Bank’s historical mortgage loan loss experience has been low. No assurances, however, can be given as to future loan loss levels. Additionally, commercial and consumer loans are generally considered to carry a greater inherent risk of loss than residential mortgage loans. Accordingly, the Bank may experience future delinquencies or losses from these loans.

NON-INTEREST INCOME

Non-interest income increased $4.4 million, or 60.8%, from $7.2 million for the year ended September 30, 2002 to $11.6 million for the year ended September 30, 2003. The increase in non-interest income was primarily the result of increased mortgage revenues of $4.0 million, increased retail banking fees of $186,000 and growth in other non-interest income of $202,000.

Retail banking revenue increased 11.0% to $1.9 million in fiscal 2003 from $1.7 million in fiscal 2002. Retail banking revenue is generated primarily through fee income on checking account overdrafts. The growth in revenue was primarily attributed to the increase in checking accounts and the frequency of checking account overdrafts. The number of checking accounts increased from 11,421 accounts at September 30, 2002 to approximately 12,350 accounts at September 26, 2003, an 8% increase, prior to the Kansas City bank acquisition. At September 30, 2003, the Company had 13,812 checking accounts, including the newly acquired Kansas City accounts. The overdrafts from this activity resulted in overdraft charge-offs of $106,000 during fiscal 2003, which declined from $179,000 during fiscal 2002. The decline in charge-offs was due to a change in credit administration, which reduced the acceptable line of credit limitations on overdrafts.

Mortgage revenues increased 86.9%, to $8.5 million in fiscal 2003 from $4.6 million in fiscal 2002. These revenues were generated primarily from gains on the sale of loans to investors on a servicing released basis. The volume of loans sold for the year ended September 30, 2003 totaled $1.6 billion, a 123.5% increase, from the $705.2 million sold during fiscal 2002. The higher volume of loans sold was the result of the lower interest rate environment combined with growth in Bank’s lending staff, including the addition of a residential lending office, which opened in Overland Park, Kansas at the beginning of fiscal 2003. During the year, the Overland Park office originated $244.2 million in residential loans.

Other income increased from $737,000 for fiscal 2002 to $939,000 during the year ended September 30, 2003. The increase resulted from an increase in dividend income on equity investments of $117,000 and fee income of $74,000 from a correspondent bank.

NON-INTEREST EXPENSE

Non-interest expense increased $4.3 million to $14.0 million for the year ended September 30, 2003 compared to $9.7 million for the year ended September 30, 2002. The increased expense resulted primarily from increases of $1.8 million in salaries expense; $1.3 million in other expense and $1.0 million increase in occupancy, equipment and data processing expenses.

Compensation expense increased $1.8 million to $6.9 million for the year ended September 30, 2003 compared to $5.1 million in the year ended September 30, 2002. The increase in compensation expense was largely related to the opening of two new retail bank locations and the Overland Park lending office, that combined with other areas of business expansion, resulted in the addition of 80 employees, bringing the total to 255 at September 30, 2003. In addition, compensation expenses also rose due to management’s decision to accelerate the release of 41,918 additional shares of stock under the employee stock ownership plan, which resulted in approximately $513,000 of additional expense during the year. The release of additional shares both rewarded employees for a strong performance and reduced the future obligation of the plan. Also contributing to increased costs were higher health insurance costs. Additionally, the Company experienced significantly higher salaries and commission expenses during fiscal 2002 due to additions to mortgage staff and a significantly higher lending volume. However, these additional costs were offset by increased deferred origination expenses in accordance with the provisions of Statements of Financial Accounting Standards (SFAS) No.91- Accounting for Nonrefundable Fees and Costs Associated with Origination or Acquiring Loans and Initial Direct Costs of Leases.

Occupancy and equipment expense increased 53% to $2.9 million from $1.9 million largely due primarily to increases in depreciation on furniture and fixtures of $321,000, increased data processing expense of $290,000 as well as increased costs on taxes, repairs and maintenance, rent and utilities. The growth in the occupancy and equipment related expenses relate to the opening of the two new bank locations, the new lending location in Overland Park and the remodeling and system upgrades throughout the rest of the organization.

Early debt extinguishment expense relates to expense due to termination of Federal Home Loan Bank advances. The fees related to the early termination of Federal Home Loan Bank advances are expected to be non-recurring charges related to the early termination of $10.0 million in fixed rate advances from the FHLB, which will result in future benefits through reduced interest expense through 2005.

Other expense increased 45.1% to $2.2 million for the year ended September 30, 2003 compared to $1.5 million for the year ended September 30, 2002 due to ordinary business losses of $291,000 and increased postage, supplies, and courier fees from a higher volume of mortgage and home equity lending. The business losses are primarily attributed to uncollected receivables and burglary loss, which is not expected to be this high in future periods.

INCOME TAXES

The provision for income taxes increased from $2.4 million for the year ended September 30, 2002 to $3.9 million for the year ended September 30, 2003. The increased tax expense resulted from increased pre-tax net income as well as permanent tax differences on the 72,950 shares released from the ESOP, which resulted in increasing the effective tax rate from 36.6% for fiscal 2002 to 40.1% for fiscal 2003. The permanent difference on the share release is affected by the difference between the fair-market value and the historic value of the shares released from the plan.

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

The decrease in interest income on loans resulted from a decline in the weighted average yield, which dropped from 7.66% in 2001 to 6.67% in 2002. The decline in weighted average yield on loans was offset by a $20.7 million increase in the average balance of loans outstanding, which was $239.0 million at September 30, 2001 compared to $259.7 million for the year ended September 30, 2002. The average balance increased primarily as a result of an increase in the average balance of loans held for sale, which increased from $27.8 million for fiscal 2001 compared to $46.0 million for fiscal 2002. The increase in the average balance of loans held for sale was a result of an 81.9% increase in loans originated for sale. During the fiscal year 2002, the Company originated $ 760.1 million in residential mortgages for sale compared to $ 420.9 million in 2001. Although the average balance of the retained portfolio was relatively unchanged, increasing from $211.2 million for fiscal 2001 to $213.8 million for fiscal 2002, the mix of the portfolio changed due to growth in home equity lines of credit and declining balances of residential mortgage and consumer loans. Outstanding balances of home equity loans grew from $28.6 million at September 30, 2001 to $55.4 million at September 30, 2002, with the average balances increasing from $21.4 million to $42.2 million for the home equity loans. The Bank’s average balance of held-to-maturity mortgage loans decreased slightly from $168.9 million at September 30, 2001 to $158.3 million at September 30, 2002. The declining rate environment during fiscal 2002 provided greater opportunity for borrowers to obtain long-term fixed-rate loans, which resulted in a high rate of portfolio refinancing into commodity priced products, which were sold into the secondary market.

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

Interest expense on deposits declined $2.9 million to $4.5 million for the year ended September 30, 2002 compared to $7.4 million for September 30, 2001. The decline in interest expense was due to a decline in the weighted average cost of deposits to 2.49% for the year ended September 30, 2002 from 4.20% for the year ended September 30, 2001. The decline in weighted average cost was primarily a result of repricing of higher cost deposits at maturity and from growth in lower cost checking and passbook accounts. The average balance of interest-bearing deposits increased from $175.8 million for the 2001 fiscal year to $181.8 million for the year ended September 30, 2002. Demand deposit accounts increased $4.9 million to $27.3 million at September 30, 2002 from $22.4 million at September 30, 2001 due to the Company’s strategy to continue to build both the number and the balances of transaction accounts through its current “High Performance Checking Account” program. During the year, the Company also increased the balance of passbook accounts from $24.8 million to $27.5 million. Recently, customers have been exhibiting a preference for investments, which has led to the growth in low cost passbook accounts. Certificate of deposit (CDs) balances increased 3.2%, or $3.2 million, over the previous year. The increase in CDs is a result of the Bank issuing $17.5 million in brokered CDs in August of 2002 that were issued with short maturities in order to respond to short-term liquidity needs. The weighted average rate on CDs declined from 4.64% in 2001 to 2.90% for fiscal 2002.

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

PROVISION FOR LOAN LOSSES

The provision for loan losses increased $259,000, from $752,000 for fiscal 2001 to $1.0 million for fiscal 2002 due to increased inherent risk in the Company’s changing loan portfolio, which has been reflected in the Company’s allowance for loan loss methodology, and increased charge-offs due to weaknesses in the economy. The allowance for loan losses increased during the year from $1.8 million at September 30, 2001 to $2.6 million at September 30, 2002, which resulted in an increase in the allowance for loan losses as a percentage of total loans from 0.78% to 1.13%. Net charge-offs increased by $28,000 to $302,000 during fiscal 2002 from $274,000 for fiscal 2001. The majority of charge-offs, $286,000 in 2002 and $254,000 in 2001, resulted from checking account overdrafts and the consumer loan portfolio.

Non-performing assets as a percent of total assets decreased from .92% at September 30, 2001 to .68% at September 30, 2002; however total non-performing assets increased from $2.4 million to $2.5 million for the same periods. The increase in the allowance for loan losses is largely attributable to the Bank’s changing loan portfolio, which experienced significant growth in higher-risk home equity, second mortgage and commercial mortgage loans, while lower-risk residential first mortgage balances declined. During the year, the Company modified its allowance for loan loss methodology by increasing allocation percentages for all mortgage loans, but also further increased the following components: allocation percentages for non-conforming residential loans, commercial mortgage loans, checking account overdrafts, home equity loans, and consumer auto loans. In September 2002, the Company adjusted the provision for high loan-to-value home equity loans due to the fact that management began purchasing mortgage insurance to further protect the Bank from loan losses.

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

Retail banking revenue increased 31.7% to $1.7 million in fiscal 2002 from $1.3 million in fiscal 2001. Retail banking revenue is generated primarily through fee income on checking account overdrafts. The growth in revenue was attributed to both the increase in checking accounts and the frequency of checking account overdrafts. The number of checking accounts increased from 10,737 accounts at September 30, 2001 to 11,421 at September 30, 2002, a 6% increase. The frequency of checking account overdrafts was due in part to changes in the Bank’s marketing theme from a free checking account with “overdraft protection,” to a free checking account with “overdraft privileges.” The increased revenue from this activity resulted in increased charge-offs, which increased from $136,000 during fiscal 2001 to $179,000 during fiscal 2002. Net of charge-offs, the Company earned approximately $133 in retail banking revenue per checking account during fiscal 2002 compared to $108 per checking account in 2001.

Mortgage revenues increased 39.9%, to $4.6 million in fiscal 2002 from $3.3 million in fiscal 2001. These revenues were generated primarily from gains on the sale of loans to investors on a servicing released basis. The volume of loans sold for the twelve months ended September 30, 2002 totaled $ 705.2 million, a 76.3% increase from the $400.1 million sold during fiscal 2001. The higher volume of loans sold was the result of the lower interest rate environment during the year, and successes in the growth of new sources of business, resulting in part from additions to the Bank’s loan officer staff.

Insurance commissions earned by the Bank’s subsidiary, Pulaski Service Corporation, decreased 37%, from $301,000 for the year ended September 30, 2001, to $189,000 for fiscal 2002. The reduction was due to fewer unit sales of annuities in a declining rate environment where long term, low yielding fixed annuities is less appealing to our customers.

Profits on the sales of investments decreased $496,000 during the year to $44,000 for fiscal 2002. Profits resulted from the sale of equity securities and debt securities owned by the Company. The Company is not an active trader of securities. All equity investments are in other financial institutions and are typically held as long-term investments.

Other income increased from $377,000 for the year ended September 30, 2001, to $737,000 for the year ended September 30, 2002. The increase resulted primarily from additional sources of revenue, including revenue on a bank owned life insurance policy and fee income from a correspondent bank relationship. In September of 2001, the Bank purchased “Key Person” life insurance policies on approximately 20 employees for a cash surrender value of $5.0 million. At September 30, 2002, the value of the cash surrender value had increased to $5.3 million, which resulted in earnings of $295,000 during fiscal 2002. During the year, the Bank also realized $183,000 in other income compared to $54,000 for fiscal 2001 through a correspondent banking relationship with Travelers Express, a company that provides check-clearing services for the Bank.

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

Compensation expense increased $222,000 to $5.1 million for the year ended September 30, 2002 compared to $4.9 million in the year ended September 30, 2001. The increase in compensation expense was largely related to management’s decision to accelerate the release of 16,000 additional shares of stock under the employee stock ownership plan, which resulted in approximately $298,000 of additional compensation expense during the quarter ended September 30, 2002. The release of additional shares both rewarded employees for a strong performance and reduced the future obligation of the plan. Also contributing to increased costs were higher health insurance costs. Additionally, the Company experienced significantly higher salaries and commission expenses during fiscal 2002 due to additions to mortgage staff and a significantly higher lending volume. However, these additional costs were offset by increased deferred origination expenses in accordance with the provisions of SFAS 91.

Occupancy and equipment expense increased 11.3% to $1.9 million from $1.7 million largely due to increased depreciation on the increased level of fixed assets. Capital improvements of approximately $2.9 million were made in fiscal 2002, including the purchase of a formerly leased bank location in St. Charles, Missouri, the purchase of a second bank location in O’Fallon, Missouri, building improvements of $730,000 and additions to data processing and equipment of $887,000.

Other expense increased 39.4% to $1.5 million for the year ended September 30, 2002 compared to $1.1 million for the year ended September 30, 2001 due to increased postage, supplies, and courier fees from a higher volume of mortgage and home equity lending as well as increased fees on the Company’s demand account with the Federal Home Loan Bank. The increased fees on the FHLB account were a result of services performed for the Company for which the FHLB requires a compensating balance in its demand account. As interest rates decreased, so have the credit rates associated with the compensating balance of the FHLB account. Consequently, when the credit rate dropped to a certain level, the Company began getting billed for service charges. For the year, the bank service charges to the Company were up $103,000 from the prior year.

INCOME TAXES

The provision for income taxes increased from $1.8 million for the year ended September 30, 2001 to $2.4 million for the year ended September 30, 2002. The increased tax expense resulted from increased pre-tax net income. The Bank’s combined federal and state effective tax rate increased slightly from 36.0% in fiscal 2001 to 36.6% for fiscal 2002. The Company had tax-exempt income from the bank owned life insurance policies of $295,000 for fiscal 2002 compared to $10,000 for fiscal 2001.

MARKET RISK ANALYSIS

Qualitative Aspects of Market Risk – The Company’s principal financial objective is to achieve long-term profitability while reducing its exposure to fluctuating market interest rates. The Company has sought to reduce the exposure of its earnings to changes in market interest rates by attempting to manage the mismatch between asset and liability maturities and interest rates. In order to reduce the exposure to interest rate fluctuations, the Company has developed strategies to manage its liquidity, shorten its effective maturities of certain interest-earning assets and increase the interest rate sensitivity of its asset base. Management has sought to decrease the average maturity of its assets by emphasizing the origination of adjustable-rate residential mortgage loans (“ARM”), home equity loans and prime adjusting commercial real estate loans. In addition, the majority of long-term, fixed-rate single-family residential mortgage loans are underwritten according to the guidelines of Fannie Mae and Freddie Mac and usually sold in the secondary market. The retention of ARM loans, which reprice at regular intervals (three to five years), helps to ensure that the yield on the Company’s loan portfolio will be sufficient to offset increases in the Company’s cost of funds. However, periodic and lifetime interest rate adjustment limits may prevent ARM loans from repricing to market interest rates during periods of rapidly rising interest rates. The Company does not use any derivative instruments to manage the exposure of its assets to fluctuating market interest rates. The Company relies on retail deposits and FHLB borrowings as its primary source of funds. Management believes retail deposits reduce the effects of interest rate fluctuations because they generally represent a more stable source of funds.

Quantitative Aspects of Market Risk – The Company does not maintain a trading account for any class of financial instruments nor does the Company engage in hedging activities or purchase high-risk derivative instruments. Furthermore, the Company is not subject to foreign currency exchange rate risk or commodity price risk.

The following table presents the Company’s financial instruments that are sensitive to changes in interest rates, categorized by expected maturity, and the instruments’ fair values at September 30, 2003. Expected maturities use certain assumptions based on historical experience and other data available to management.

	Weighted Average Rate	Within One Year	One Year to Three Years	After Three Years to Five Years	After Five Years to Ten Years	Beyond Ten Years	Carrying Value Total	Fair Value
	(Dollars in Thousands)
Interest Sensitive Assets

Loans receivable - net (1)	5.78%	$133,295	$75,003	$24,439	$16,969	$27,188	$276,894	$282,738
Loans held for sale - net (2)	5.39%	748	4,729	11,190	8,229	36,228	61,124	62,114
Mortgage-backed securities - HTM	8.16%	256	5	42	81	802	1,186	1,293
Mortgage-backed securities - AFS	4.89%	—	—	324	5,283	2,068	7,675	7,675
Investments - HTM	1.44%	1,730					1,730	1,724
Securities-AFS	6.87%	5,114	1,318				6,432	6,432
Fed Funds/Overnight Deposits	1.00%	6,564			—	—	6,564	6,564

Total interest sensitive assets		$147,707	$81,055	$35,995	$30,562	$66,286	$361,605	$368,540

Interest Sensitive Liabilities

Checking accounts and money market (3)	0.89%	$90,185	$—	$—	$—	$—	$90,185	$90,185
Savings accounts	0.50%	32,657	—	—	—	—	32,657	32,657
Certificate accounts	2.17%	139,595	29,481	12,239	54	—	181,369	183,152
Borrowings	4.55%	21,500	10,000	—		—	31,500	33,007

Total interest sensitive liabilities		$283,937	$39,481	$12,239	$54	$—	$335,711	$339,001

Off Balance Sheet Items

Operating leases		$240	$405	$372	—	—	$1,031	$1,031

Commitments to extend credit	5.25%	$34,598
Unused lines of credit - home equity		143,709

(1)	Includes non-accrual loans.
(2)	Maturity reflects expected contracted sales to investors.
(3)	Excludes non-interest bearing checking accounts of $9.4 million.

The Bank uses an interest rate sensitivity analysis to measure its interest rate risk by computing changes in the net portfolio value (“NPV”) of its cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. NPV represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 100 to 300 basis point increase or decrease in market interest rates with no effect given to any steps that management might take to counter the effect of that interest rate movement. Using data compiled by the OTS, the Bank receives a report, which measures interest rate risk by modeling the change in NPV, over a variety of interest rate scenarios. This procedure for measuring interest rate risk was developed by the OTS to replace the “gap” analysis (the difference between interest-earning assets and interest-bearing liabilities that mature or reprice within a specific time period).

September 30, 2003	Estimated Change in Net Portfolio Value
	(in thousands)
Change in Interest Rates
300 basis point rise	$(479)
200 basis point rise	513
100 basis point rise	823
Base scenario	—
100 basis point decline	(1,508)
200 basis point decline	N/A	(1)
300 basis point decline	N/A	(1)

(1)	A 200 and 300 basis point decline at September 30, 2003 is not meaningful because it would require the Federal Reserve to reduce federal funds discount rate to a negative rate level.

The preceding table indicates that at September 30, 2003, in the event of an increase in prevailing market interest rates of 200 basis points or less, the Bank’s NPV would be expected to increase. In the event of a sudden and sustained decrease in prevailing market interest rates, the Bank’s NPV would be expected to decrease.

Certain assumptions utilized by the OTS in assessing the interest rate risk of savings associations within the Bank’s region were utilized in preparing the preceding table. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others.

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

LIQUIDITY AND CAPITAL RESOURCES

The Banks’ principal sources of funds are customer deposits, proceeds from loan sales and loan repayments, FHLB borrowings and maturity and principal payment of securities.

Operating activities provided a net $47.9 million in cash liquidity, stemming primarily from net loans originated for sale less gains on sale, which totaled $35.7 million.

The primary investing activities of the Bank is originating loans. For the year ending September 30, 2003, cash used in investing activities included $51.8 million in net loan originations, $4.9 million in net additions to premises and equipment, $7.4 million in purchases of FHLB stock and $5.0 million investment in mortgage backed securities, which was offset by $6.5 million from sale and maturity of other securities and $ 3.5 million principal payments on mortgage-backed securities. In addition, the Bank received $29.4 million in cash from the Kansas City bank acquisition.

Typically, the Bank’s most significant financing sources are deposit accounts and FHLB borrowings. The primary source of funds from financing was deposits, which generated $81.8 million in cash, and was offset by FHLB borrowings decrease of $85.3 million.

The Bank maintains adequate levels of liquidity to ensure the availability of funds to satisfy loan commitments and deposit withdrawals. At September 30, 2003, the Bank had outstanding commitments to originate loans of $34.6 million, to sell loans on a best-efforts basis of $86.1 million and to fulfill commitments under unused home equity lines of credit of $143.7 million. At the same time, certificates of deposit scheduled to mature in one year or less totaled $139.6 million. Based upon historical experience, management believes the majority of maturing certificates of deposit will remain with the Bank.

If the Bank requires funds beyond its ability to generate them internally, it has the ability to borrow funds from the FHLB equal to 40% of its total assets subject to collateral verification. Under a blanket agreement, the Bank assigns all investments in FHLB stock, all qualifying first residential mortgage loans and all loans held for sale as collateral to secure the amounts borrowed. At September 30, 2003, the Bank had $147.9 million available to it under the above-mentioned borrowing arrangement after advances of $31.5 million from the FHLB. The Company has an additional $16.0 million in unused liquidity through a line of credit with a correspondent bank using the subsidiary Bank stock as a collateral. In addition, as long as the Bank maintains a “well capitalized” position, the Bank can issue deposits through a nationally brokered market. Broker deposits offer the advantage of large blocks of liquidity at a lower cost.

The primary sources of funds for the Company are maturities of investment securities and, to a lesser extent, earnings on investments and deposits held by the Company. These funds have been used to pay dividends, repurchase the Company’s common stock and pay general corporate expenses. The Company may utilize future dividend payments from the Bank as an additional funding source. The Bank’s ability to pay dividends and other capital distributions to the Company is generally limited by the regulations of the Office of Thrift Supervision. Additionally, the Office of Thrift Supervision may prohibit the payment of dividends by the Bank to the Company that are otherwise permissible by regulation for safety and soundness reasons.

The Company is not subject to any separate regulatory capital requirements. The Bank is required to maintain specific minimum amounts of capital pursuant to OTS regulations. The OTS minimum capital standards generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as stockholders’ equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 3.0% of adjusted assets. The risk-based capital requirement provides for the maintenance of core capital plus a portion of unallocated loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighting assets the Bank multiplies the value of each asset on its balance sheet by a defined risk-weighting factor (e.g., one-to four-family conventional residential loans carry a risk-weighted factor of 50%).

At September 30, 2003, the Bank’s tangible capital totaled $32.7 million, or 8.21% of adjusted total assets, which exceeded the minimum 1.5% requirement by $26.7 million, or 6.71%. The Bank’s risk-based capital at that date totaled $36.3 million, or 11.77% of risk-weighted assets, which is $11.6 million, or 3.77% above the 8.0% fully phased-in requirement.

EFFECT OF INFLATION AND CHANGING PRICES

The consolidated financial statements and related financial data presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars, without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company’s operations. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution’s performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

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

	Years Ended September 30,
	2003			2002			2001
	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
	(Dollars in thousands)
Interest-earning assets:
Gross loans (1)	$375,329	$20,621	5.49%	$259,746	$17,321	6.67%	$239,015	$18,305	7.66%
Securities	3,021	177	5.86%	3,158	193	6.11%	5,590	329	5.89%
Mortgage-backed securities	5,651	387	6.85%	9,365	650	6.94%	15,913	1,136	7.14%
Federal funds sold and overnight deposits	2,913	29	1.00%	1,761	31	1.76%	8,741	387	4.43%

Total interest-earning assets	386,914	21,214	5.48%	274,030	18,195	6.64%	269,259	20,157	7.49%
Non-interest-earning assets	31,578			28,699			12,403

Total assets	$418,492			$302,729			$281,662

Interest-bearing liabilities:
Total deposits (2)	$239,190	$4,425	1.85%	$181,754	$4,520	2.49%	$175,820	$7,393	4.20%
FHLB advances/other borrowings	122,396	3,313	2.71%	74,780	3,630	4.85%	64,247	4,060	6.32%

Total interest-bearing liabilities	361,586	7,738	2.14%	256,534	8,150	3.18%	240,067	11,453	4.77%

Non-interest bearing liabilities	21,619			14,585			10,275
Stockholders’ equity	35,287			31,610			31,320

Total liabilities and stockholders equity	$418,492			$302,729			$281,662

Net interest income		$13,476			$10,045			$8,704

Interest rate spread (3)			3.34%			3.46%			2.72%

Net interest margin (4)			3.48%			3.67%			3.23%
Ratio of average interest-earning assets to average interest-bearing liabilities		107.00%			106.82%			112.16%

(1)	Includes non-accrual loans with an average balance of $371,000, $331,000 and $326,000 for the fiscal years ended September 30, 2003, 2002 and 2001, respectively.
(2)	Excludes non-interest-bearing deposits with an average balance of $9.3 million, $5.9 million and $4.7 million for the fiscal years ended 2003, 2002 and 2001, respectively.
(3)	Yield on interest-earning assets less cost of interest-bearing liabilities.
(4)	Net interest income divided by average interest-earning assets.

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

	2003 Compared to 2002 Increase (Decrease) Due to				2002 Compared to 2001 Increase (Decrease) Due to
	Rate	Volume	Rate/ Volume	Net	Rate	Volume	Rate/ Volume	Net
	(In thousands)
Interest-earning assets:
Total net loans	$(3,050)	$7,708	$(1,357)	$3,301	$(2,366)	$1,587	$(205)	$(984)
Securities	(8)	(8)	—	(16)	13	(144)	(5)	(136)
Mortgage-backed securities	(9)	(258)	4	(263)	(32)	(467)	13	(486)
Federal funds sold and overnight deposits	(13)	20	(9)	(2)	(233)	(309)	186	(356)

Total net change in income on interest-earning assets	(3,080)	7,462	(1,362)	3,020	(2,618)	667	(11)	(1,962)
Interest-bearing liabilities:
Interest-bearing deposits	(1,158)	1,429	(365)	(94)	(3,020)	249	(102)	(2,873)
FHLB advances/other borrowed money	(1,605)	2,311	(1,023)	(317)	(941)	665	(154)	(430)

Total net change in expense on interest-bearing liabilities	(2,763)	3,740	(1,388)	(411)	(3,961)	914	(256)	(3,303)

Net change in net interest income	$(317)	$3,722	$26	$3,431	$1,343	$(247)	$245	$1,341

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of Pulaski Financial Corp.:

We have audited the accompanying consolidated balance sheet of Pulaski Financial Corp. and subsidiaries as of September 30, 2003, and the related consolidated statements of income and comprehensive income, stockholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated balance sheet as of September 30, 2002 and the related consolidated statements of income and comprehensive income, stockholders’ equity and cash flows for the years ended September 30, 2002 and 2001, were audited by other auditors whose report dated October 23, 2002 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pulaski Financial Corp. and subsidiaries as of September 30, 2003, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/    KPMG LLP

St. Louis, Missouri

October 28, 2003

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30, 2003 and 2002

	2003	2002
ASSETS
Cash and amounts due from depository institutions	$12,092,092	$11,176,728
Federal funds sold and overnight deposits	6,563,554	—

Total cash and cash equivalents	18,655,646	11,176,728
Securities available for sale, at fair value	6,432,012	4,876,508
Securities held to maturity, at amortized cost (fair value of $1,724,023 at September 30, 2003)	1,730,000	—
Mortgage-backed securities held to maturity, at amortized cost (fair value of $1,292,816 and $1,950,294 at September 30, 2003 and 2002, respectively)	1,186,341	1,795,016
Mortgage-backed securities available for sale, at fair value	7,675,453	5,686,556
Capital stock of Federal Home Loan Bank - at cost	3,879,500	5,840,000
Loans receivable held for sale, at lower of cost or market	61,124,438	97,174,145
Loans receivable, net of allowance for loan losses of $3,866,000 and $2,553,004 at September 30, 2003 and 2002, respectively	276,894,184	227,581,131
Real estate acquired in settlement of loans, net of allowance for losses of $2,651 at September 30, 2003	35,221	—
Premises and equipment, net	10,344,340	5,963,500
Accrued interest receivable	1,684,444	1,580,196
Intangible assets	610,918	—
Other assets	11,150,190	7,573,145

TOTAL ASSETS	$401,402,687	$369,246,925

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES:
Deposits	$313,606,627	$201,269,796
Advances from Federal Home Loan Bank	31,500,000	116,800,000
Advance payments by borrowers for taxes and insurance	2,458,170	3,080,472
Accrued interest payable	270,077	190,503
Due to other banks	10,977,617	12,548,881
Other liabilities	6,207,335	2,803,133

Total liabilities	365,019,826	336,692,785

STOCKHOLDERS’ EQUITY (1):
Preferred stock - $.01 par value per share, 1,000,000 shares authorized; none issued	—	—
Common stock - $.01 par value per share, 9,000,000 shares authorized; 7,945,770 shares issued at September 30, 2003 and 2002, respectively	79,458	79,458
Treasury stock - at cost (2,356,308 and 2,441,594 shares at September 30, 2003 and 2002, respectively)	(17,107,849)	(15,162,298)
Treasury stock - Equity Trust (198,552 and 68,246 shares at September 30, 2003 and 2002, respectively)	(2,234,456)	(812,195)
Additional paid-in capital	27,058,913	25,040,619
Unearned MRDP shares	(320,755)	(416,493)
Unearned ESOP shares (60,031 and 132,980 unreleased shares at September 30, 2003 and 2002, respectively)	(300,153)	(664,893)
Accumulated other comprehensive income	512,887	449,651
Retained earnings	28,694,816	24,040,291

Total stockholders’ equity	36,382,861	32,554,140

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$401,402,687	$369,246,925

(1)	Share amounts at September 30, 2003 and 2002 have been restated to reflect the two-for-one split of the Company’s common stock on July 22, 2003.

See accompanying notes to the consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

YEARS ENDED SEPTEMBER 30, 2003, 2002 AND 2001

	2003	2002	2001
INTEREST INCOME:
Loans receivable	$20,621,499	$17,320,558	$18,304,967
Securities	176,620	193,218	328,775
Mortgage-backed securities	387,344	650,090	1,135,654
Other	29,453	31,528	387,534

Total interest income	21,214,916	18,195,394	20,156,930

INTEREST EXPENSE:
Deposits	4,424,819	4,519,561	7,392,502
Advances from Federal Home Loan Bank	3,303,472	3,630,268	4,022,459
Other	10,333	—	37,500

Total interest expense	7,738,624	8,149,829	11,452,461

NET INTEREST INCOME	13,476,292	10,045,565	8,704,469

PROVISION FOR LOAN LOSSES	1,487,431	1,011,180	752,297

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	11,988,861	9,034,385	7,952,172

NON-INTEREST INCOME:
Retail banking fees	1,879,636	1,693,581	1,285,737
Mortgage revenues	8,523,681	4,559,541	3,258,154
Insurance commissions	200,280	189,282	300,796
Gain on sales of securities	73,819	44,065	540,488
Other	938,713	736,927	377,261

Total non-interest income	11,616,129	7,223,396	5,762,436

NON-INTEREST EXPENSE:
Salaries and employee benefits	6,881,414	5,097,095	4,874,697
Occupancy, equipment and data processing expense	2,917,109	1,903,988	1,710,928
Advertising	582,301	491,008	454,898
Professional services	738,844	614,439	650,939
Early debt extinguishment expense	612,504	—	—
Other	2,244,966	1,547,412	1,110,405

Total non-interest expense	13,977,138	9,653,942	8,801,867

INCOME BEFORE INCOME TAXES	9,627,852	6,603,839	4,912,741

INCOME TAXES	3,859,751	2,417,794	1,766,446

NET INCOME	5,768,101	4,186,045	3,146,295

OTHER COMPREHENSIVE INCOME - Unrealized gain on securities available-for-sale (net of income taxes in 2003, 2002 and 2001 of $38,758, $74,854, and $323,466, respectively)	63,236	107,855	583,143

COMPREHENSIVE INCOME	$5,831,337	$4,293,900	$3,729,438

Per share amounts:
Basic earnings per share (1)	$1.07	$0.78	$0.55
Basic weighted average common shares outstanding (1)	5,381,713	5,376,216	5,732,580

Diluted earnings per share (1)	$1.01	$0.74	$0.54
Diluted weighted average common shares outstanding (1)	5,718,612	5,685,150	5,908,702

(1)	Earnings per share and common stock share amounts for the 2003, 2002 and 2001 fiscal years have been restated to reflect the two-for-one split of the Company’s common stock on July 22, 2003.

See accompanying notes to the consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

YEARS ENDED SEPTEMBER 30, 2003, 2002 AND 2001

	Common Stock (1)	Treasury Stock	Additional Paid-In Capital (1)	Unearned Management Recognition & Development Plan Shares	Unearned ESOP Shares	Accumulated Other Comprehensive Income(Loss)	Retained Earnings	Total
BALANCE, OCTOBER 1, 2000	79,458	(9,396,438)	23,893,598	(728,812)	(1,193,007)	(241,347)	18,786,215	31,199,667
Comprehensive income:
Net income							3,146,295	3,146,295
Change in net unrealized gains on securities						583,143		583,143

Total comprehensive income								3,729,438

Dividends ($.14 per share) (1)							(809,525)	(809,525)
Stock options exercised		459,851					(196,197)	263,654
Stock repurchase (664,876 shares) (1)		(3,834,294)						(3,834,294)
Release of ESOP shares			69,835		212,937			282,772
Net Management Recognition and Development Plan Shares issued		52,084		(56,110)			4,026	—
Amortization of Management Recognition and Development Plan shares				175,463				175,463

BALANCE, SEPTEMBER 30, 2001	$79,458	$(12,718,797)	$23,963,433	$(609,459)	$(980,070)	$341,796	$20,930,814	$31,007,175

Comprehensive income:
Net income							4,186,045	4,186,045
Change in net unrealized gains on securities						107,855		107,855

Total comprehensive income								4,293,900

Dividends ($.17 per share) (1)							(884,858)	(884,858)
Stock options exercised		760,077					(209,513)	550,564
Stock repurchase (351,798 shares) (1)		(3,169,036)						(3,169,036)
Equity trust shares purchased		(812,195)	812,195					—
Release of ESOP shares			264,991		315,177			580,168
Net Management Recognition and Development Plan Shares issued		(34,542)		16,739			17,803	—
Amortization of Management Recognition and Development Plan shares				176,227				176,227

BALANCE, SEPTEMBER 30, 2002	$79,458	$(15,974,493)	$25,040,619	$(416,493)	$(664,893)	$449,651	$24,040,291	$32,554,140

Comprehensive income:
Net income							5,768,101	5,768,101
Change in net unrealized gains on securities						63,236		63,236

Total comprehensive income								5,831,101

Dividends ($.21 per share) (1)							(1,113,576)	(1,113,576)
Stock options exercised		764,582	(133,322)					631,260
Stock repurchase (218,878 shares) (1)		(2,745,366)						(2,745,366)
Equity trust shares purchased		(1,422,260)	1,422,260					—
Release of ESOP shares			511,364		364,740			876,104
Net Management Recognition and Development Plan Shares issued		35,232	44,723	(79,955)				—

Tax benefit for Incentive Stock Options and Management Recognition and Development Plan Shares			173,269					173,269
Amortization of Management Recognition and Development Plan shares				175,693				175,693

BALANCE, SEPTEMBER 30, 2003	$79,458	$(19,342,305)	$27,058,913	$(320,755)	$(300,153)	$512,887	$28,694,816	$36,382,861

(1)	Dividends per share and stock repurchased for 2003,2002 and 2001 fiscal years have been restated to reflect the two-for-one split of the Company’s common stock on July 22, 2003.

See accompanying notes to the consolidated financial statements.

23

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED SEPTEMBER 30, 2003, 2002 AND 2001

	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$5,768,101	$4,186,045	$3,146,295
Adjustments to reconcile net income to net cash from operating activities:
Depreciation, amortization and accretion:
Premises and equipment	975,092	556,618	462,446
Management Recognition and Development Plan stock awards	175,693	176,227	175,462
Tax benefit on incentive stock options and Management and Development Plan shares	173,269	—	—
ESOP shares committed to be released	876,104	580,168	282,772
Loan fees, discounts and premiums - net	398,848	234,849	163,019
Provision for loan losses	1,487,431	1,011,180	752,297
Provision for losses on real estate acquired in settlement of loans	48,768	—	(2,108)
(Gains) losses on sales of real estate acquired in settlement of loans	(30,208)	15,944	(16,050)
Originations of loans receivable for sale to correspondent lenders	(1,531,213,293)	(760,089,711)	(420,868,248)
Proceeds from sales of loans to correspondent lenders	1,575,375,163	705,217,544	400,095,518
Gain on sale of loans	(8,112,163)	(4,214,544)	(2,940,518)
Gain on sale of securities	(73,819)	(44,065)	(540,488)
Deferred income taxes	(1,216,983)	(170,170)	(252,673)
Changes in other assets and liabilities	3,266,050	864,605	(799,806)

Net adjustments	42,129,952	(55,861,355)	(23,488,377)

Net cash provided by (used in) operating activities	47,898,053	(51,675,310)	(20,342,082)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash received from branch acquisition, net of cash and cash equivalents received	29,400,105	—	—
Proceeds from sales and maturities of securities	6,461,209	2,235,300	25,726,215
Purchase of bank-owned life insurance policies	(2,302,109)	(294,822)	(5,009,658)
Purchases of securities and Federal Home Loan Bank stock	(7,401,801)	(2,748,350)	(3,544,159)
Purchases of mortgage-backed securities	(5,000,000)	—	—
Principal payments received on mortgage-backed securities	3,536,926	3,820,902	3,446,080
Loan (originations) repayments - net	(51,777,304)	(24,883,407)	4,683,547
Proceeds from sales of real estate acquired in settlement of loans receivable	451,000	103,000	155,300
Net additions to premises and equipment	(4,896,549)	(2,839,307)	(1,234,842)

Net cash (used in) provided by investing activities	(31,528,523)	(24,606,684)	24,222,483

See accompanying notes to the consolidated financial statements	(Continued)

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED SEPTEMBER 30, 2003, 2002 AND 2001

	2003	2002	2001
CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in deposits	$81,790,923	$11,559,411	$21,297,715
(Decrease) increase in FHLB advances – net	(85,300,000)	61,800,000	(11,100,000)
Decrease in Other borrowings-net	—	—	(12,500,000)
(Decrease) increase in due to other banks	(1,571,264)	4,072,281	8,476,600
Net (decrease) increase in advance payments by borrowers for taxes and insurance	(622,302)	482,105	(188,561)
Stock options exercised	631,260	550,564	263,654
Dividends paid on common stock	(1,073,863)	(884,858)	(809,525)
Payments to acquire treasury stock	(2,745,366)	(3,169,036)	(3,834,294)

Net cash (used in) provided by financing activities	(8,890,612)	74,410,467	1,605,589

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	7,478,918	(1,871,527)	5,485,990

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	11,176,728	13,048,255	7,562,265

CASH AND CASH EQUIVALENTS AT END OF YEAR	$18,655,646	$11,176,728	$13,048,255

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest on deposits	$4,345,245	$4,558,619	$7,384,900
Interest on advances from Federal Home Loan Bank	3,303,472	3,630,268	4,022,459
Interest on other borrowings	10,333	—	37,500
Early debt extinguishment expense	612,504	—	—
Income taxes	3,319,600	2,046,000	2,633,084

NONCASH INVESTING ACTIVITIES:
Real estate acquired in settlement of loans receivable	504,781	118,944	109,134

Increase in securities and mortgage-backed securities for changes in unrealized gains and losses	101,994	182,709	906,609

See accompanying notes to the consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2003, 2002 AND 2001

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Pulaski Financial Corp. (the “Company”) was formed in May 1998 to become the holding company for Pulaski Bank (the “Bank”) upon the Bank’s reorganization from the mutual holding company form of organization (the “Reorganization”). The Company has no significant assets, other than the outstanding shares of the Bank, cash and equity investments in other financial institutions. The Company has no significant liabilities. Management of the Company and the Bank are substantially similar and the Company neither owns nor leases any property, but instead uses the premises, equipment and furniture of the Bank. Accordingly, the information in the consolidated financial statements relates primarily to the Bank.

The Company through the Bank operates as a single business segment, that of a community-oriented financial institution providing traditional financial services through the operation of seven full service bank locations in the St. Louis and Kansas City metropolitan areas. The Bank is engaged primarily in the business of attracting deposits from the general public and using these and other funds to originate one-to four-family residential, consumer and commercial mortgage loans within the Bank’s lending market area. The Bank is an approved lender/servicer for the Federal Housing Administration (“FHA”) and the Veterans Administration (“VA”) , as well as for the Missouri Housing Development Commission (a government agency established to provide home buying opportunities for low income first time home buyers).

The accounting and reporting policies and practices of the Company and subsidiaries conform to accounting principles generally accepted in the United States of America and to prevailing practices within the banking industry. A summary of the Company’s significant accounting policies follows:

Principles of Consolidation—The consolidated financial statements include the accounts of Pulaski Financial Corp. and its wholly owned subsidiary, Pulaski Bank, and its wholly owned subsidiary Pulaski Service Corporation. All significant intercompany transactions have been eliminated in consolidation.

Use of Estimates - The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and that affect the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. The allowance for loan losses and fair values of financial instruments are significant estimates reported within the consolidated financial statements.

Cash and Cash Equivalents- For purposes of reporting cash flows, cash and cash equivalents include cash and amounts due from depository institutions, federal funds sold, and overnight deposits at the Federal Home Loan Bank. Generally, federal funds are sold for a one-day period. At September 30, 2003, $4.8 million in cash was held as a restricted deposit by a correspondent Bank and was unavailable for liquidity demands.

Securities and Mortgage-Backed Securities, Available-for-Sale - Securities and mortgage-backed securities available-for-sale are recorded at their current fair value, adjusted for amortization of premiums and discounts which are recognized as adjustments to interest income over the life of the securities using the level-yield method. Unrealized gains or losses on securities and mortgage-backed securities available-for-sale are included in a separate component of stockholders’ equity, net of deferred income taxes. Gains or losses on the disposition of securities and mortgage-backed securities available-for-sale are recognized using the specific identification method. Estimated fair values of securities and mortgage-backed securities available-for-sale are based on quoted market prices when available. If quoted market prices are not available, fair values are estimated using quoted market prices for similar instruments.

To the extent management determines a decline in value in a security or mortgage-backed security available-for-sale to be other than temporary, the Bank will adjust the carrying value and include such expense in the consolidated statements of income and comprehensive income.

Securities and Mortgage-Backed Securities, Held-to-Maturity - Securities and mortgage-backed securities held-to-maturity are stated at cost, adjusted for amortization of premiums and discounts which are recognized as adjustments to interest income over the life of the securities using the level-yield method.

To the extent management determines a decline in value in a security or mortgage-backed security held-to-maturity to be other than temporary, the Bank will adjust the carrying value and include such expense in the consolidated statements of income and comprehensive income.

Capital Stock of the Federal Home Loan Bank - Capital stock of the FHLB is carried at cost. Dividends received on such stock are reflected as other income in the consolidated statements of income and comprehensive income.

Loans Receivable Held-for-Sale - Loans receivable held-for-sale consist of loans that management does not intend to hold until maturity and are reflected at the lower of cost or market. Such loans are generally covered by investor commitments and sold servicing released on a best efforts basis. Accordingly, market values for such loans are based on commitment prices. Gains or losses on loan sales are recognized at the time of sale and are determined by the difference between net sales proceeds and the principal balance of the loans sold, adjusted for net deferred loan fees. Loan origination and commitment fees, net of certain direct loan origination costs, are deferred until the sale of the loan.

Loans Receivable -Loans receivable are stated at the principal amounts outstanding adjusted for premiums, discounts, deferred loan costs, loans in process and the allowance for loan losses. Premiums and discounts are amortized and accreted using the level yield method. Interest on loans is accrued based upon the principal amounts outstanding. The Bank’s policy is to discontinue the accrual of interest income on any loan when, in the opinion of management, there is reasonable doubt as to the timely collectibility of interest or principal. When a loan is placed on non-accrual status, previously accrued but unpaid interest is reversed against current income. Subsequent collections of cash may be applied as reductions to the principal balance, interest in arrears, or recorded as income depending on management’s assessment of the ultimate collectibility of the loan. Non-accrual loans are returned to accrual status when, in the opinion of management, the financial position of the borrower indicates there is no longer any reasonable doubt as to the timely collectibility of interest or principal.

Loan origination and commitment fees, net of certain direct loan origination costs, are deferred and amortized to interest income using the level yield method.

Allowance for Loan Losses- The Bank maintains an allowance for loan losses to absorb probable losses in the Bank’s loan portfolio. Loan losses are charged and recoveries are credited to the allowance. Provisions for loan losses are charged to the allowance in an amount necessary to maintain an appropriate allowance given risks identified in the portfolio. The allowance is based upon quarterly management estimates of expected losses inherent in the loan portfolio. Management estimates are determined quarterly through a method of quantifying certain risks in the portfolio that are affected primarily by changes in the nature and volume of the portfolio combined with an analysis of past-due and classified loans, but can also be affected by the following factors: changes in lending policies and procedures, including underwriting standards and collection, charge-off and recovery practices, changes in national and local economic conditions and developments, assessment of collateral values by obtaining independent appraisals, and changes in the experience, ability, and depth of lending management staff.

The following assessments are performed quarterly in accordance with the Bank’s allowance for loan losses methodology:

Homogeneous residential mortgage loans are given one of five standard risk ratings at the time of origination. The risk ratings are assigned through the use of a credit scoring model, which assesses credit risk determinants from the borrower’s credit history, the loan-to-value, the affordability ratios or other personal history. Five-year historical loss rates and industry data for each credit rating is used to determine the appropriate allocation percentage for each loan grade. Commercial real estate, consumer and home equity loans are assigned standard risk weightings that determine the allocation percentage.

When commercial real estate loans are over 30 days delinquent or residential, consumer and home equity loans are over 90 days past due, they are evaluated individually for impairment. Additionally, loans that demonstrate credit weaknesses that may impact the borrower’s ability to repay or the value of the collateral are also reviewed individually for impairment. The Company considers a loan to be impaired when management believes it will be unable to collect all principal and interest due according to the contractual terms of the loan. If a loan is impaired, the Company records a loss valuation equal to the excess of the loan’s carrying value over the present value of estimated future cash flows or the fair value of collateral if the loan is collateral dependent.

The allowance for loan losses includes an unallocated allowance to provide for conditions that cannot be directly measured in the Company’s methodology. This unallocated allowance provides for the Company’s exposure to inherent but undetected losses in the portfolio.

The Company’s methodology includes factors that allow the Company to adjust its estimates of losses based on the most recent information available. Historic loss rates used to determine allowance provisions are adjusted to reflect the impact of current conditions, including actual collection and charge-off experience.

Stock Split – All common stock share, earnings per share and dividends per share amounts have been restated to reflect the two -for-one split of the Company’s common stock on July 22, 2003.

Premises and Equipment- Premises and equipment are stated at cost, less accumulated depreciation. Depreciation charged to operations is primarily computed utilizing the straight-line method over the estimated useful lives of the related assets. Estimated lives range from 3 to 40 years for buildings and improvements and 5 to l0 years for furniture and equipment. Maintenance repairs are charged to expense. Major renewals and improvements are capitalized. Gains and losses on dispositions are credited or charged to earnings as incurred.

Intangible Assets- On October 1, 2001, the Company adopted SFAS No. 142 -Goodwill and Other Intangible Assets, and SFAS No. 144-Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No.142 requires intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No.142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144. SFAS No. 144 supersedes SFAS No.121-Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. SFAS No. 144 broadens the presentation of discontinued operations to include more disposal transactions. Therefore, the accounting for similar events and circumstances will be the same.

The Company reviews intangible assets for impairment whenever events or changes in circumstances indicate the carrying value of underlying assets may not be recoverable. The Company measures recoverability based upon the future cash flows expected to result from the use of the underlying asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying value of the underlying asset, the Company recognizes an impairment loss. The impairment loss recognized represents the amount by which the carrying value of the underlying asset exceeds the fair value of the underlying asset. As such adjustments become necessary, they are reflected in the results of operations in the periods in which they become known.

The core deposit intangible established during the year ended September 30, 2003, is being amortized over seven years utilizing the straight-line method.

Employee Stock Ownership Plan-The Company has an Employee Stock Ownership Plan (ESOP). Shares are allocated on an annual basis to ESOP participants in an amount that is the equivalent to the ratio of each participant’s salary to that of the total payroll for each year ended December 31. The unallocated shares are released to participants on a quarterly basis at a rate of 7,758 shares. The Company occasionally also releases additional shares above and beyond the 7,758 shares released quarterly. As shares are released, compensation expense is recognized equal to the fair value of the shares. The shares purchased by the ESOP are charged to the Company’s unearned ESOP shares, a contra equity account. The Company credits unearned ESOP shares as the shares are committed to be released based on the cost of the shares to the ESOP. The difference between the fair value of the shares committed to be released and the cost of those shares to the ESOP is charged or credited to additional paid in capital. For earnings per share computations, ESOP shares that have been committed to be released are considered outstanding. ESOP shares that have not been committed to be released are not considered outstanding.

Stock Options -The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25- Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44- Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion No. 25, issued in March 2000, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123- Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No.123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 148- Accounting for Stock-Based Compensation – Transition and Disclosure, an Amendment of FASB Statement No. 123.

The following table shows pro forma compensation expense, net income and earnings per share as if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards No.123- Accounting for Stock Based Compensation.

	Year Ended September 30,
	2003	2002	2001
Net income:
As reported	$5,768,101	$4,186,045	$3,146,295
Deduct: Total stock-based employee compensation expense, determined under fair value method for all awards- net of tax effect	(206,575)	(213,719)	(119,481)

Pro forma	5,561,526	3,972,326	3,026,814
Basic earnings per share:
As reported	1.07	0.78	0.55
Pro forma	1.03	0.74	0.53
Diluted earnings per share:
As reported	1.01	0.74	0.54
Pro forma	0.97	0.70	0.51

For purposes of computing the pro forma effects of stock option grants under the fair value accounting method, the fair value of each stock option grant was estimated on the date of the grant using the Black-Scholes option-pricing model. The following assumptions for fiscal 2003, 2002 and 2001 were used for the grants:

	2003	2002	2001
Risk free interest rate	3.46-3.99%	3.61%	3.60%
Expected volatility	24.35%	20.00%	23.60%
Expected life	5 years	5.5 years	5.5 years
Dividend yield	1.77%	2.25%	2.63%

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

Revenue Recognition - Interest income, checking account transaction fees, insurance commissions, automated teller and debit card transaction fees, and other ancillary income related to the Bank’s deposits and lending activities are accrued as earned.

Reclassifications - Certain amounts included in the 2002 and 2001 consolidated financial statements have been reclassified to conform to the 2003 presentation.

2. SECURITIES HELD TO MATURITY AND AVAILABLE-FOR-SALE

Securities held to maturity at September 30, 2003 and available for sale at September 30, 2003 and 2002 are summarized as follows:

Held to Maturity	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Certificates of Deposit	$1,730,000	$—	$(5,977)	$1,724,023

Weighted average rate at end of period	1.44%

	September 30, 2003
Available-for-Sale	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
U.S. Government and Agency debt obligations	$1,983,036	$102,825	$—	$2,085,861
Equity securities	3,772,237	590,307	(16,393)	4,346,151

Total	$5,755,273	$693,132	$(16,393)	$6,432,012

Weighted average rate at end of period	6.87%

	September 30, 2002
Available-for-Sale	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
U.S. Government and Agency debt obligations	$2,712,755	$201,223	$—	$2,913,978
Equity securities	1,724,771	237,759	—	1,962,530

Total	$4,437,526	$438,982	$—	$4,876,508

Weighted average rate at end of period	6.68%

Proceeds from sales of available-for-sale investment securities were $552,209, $485,300, and $1.7 million for the years ended September 30, 2003, 2002 and 2001, respectively. Gross gains of $75,540, $44,065 and $441,290 were realized on these sales during the years ended September 30, 2003, 2002 and 2001, respectively. Gross losses of $1,721, $0 and $0 were realized on these sales during the years ended September 30, 2003, 2002 and 2001, respectively.

The amortized cost and market values of available-for-sale debt investment securities at September 30, 2003 by contractual maturity are shown below.

	Held-To-Maturity		Available-for-Sale
Term to Maturity	Amortized Cost	Estimated Market Value	Amortized Cost	Estimated Market Value
One year or less	$1,730,000	$1,724,023	$745,836	$767,441
One year through five years	—	—	1,237,200	1,318,420
No stated maturity	—	—	3,772,237	4,346,151

Total	$1,730,000	$1,724,023	$5,755,273	$6,432,012

Expected maturities may differ from contractual maturities depending on the repayment characteristics and experience of the underlying financial instruments, on which borrowers have the right to call or prepay certain obligations sometimes without penalties.

Investment securities with a carrying value of approximately $2.1 million and $0 at September 30, 2003 and 2002, respectively, were pledged in conjunction with deposits of public and trust funds, and for other purposes as required by law.

3.	MORTGAGE-BACKED SECURITIES

Mortgage-backed securities held to maturity and available-for-sale at September 30, 2003 and 2002 are summarized as follows:

	2003
Held to Maturity	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Mortgage-backed securities	$1,071,620	$106,593	$—	$1,178,213
Collateralized mortgage obligations	114,721	—	(118)	114,603

Total	$1,186,341	$106,593	$(118)	$1,292,816

Weighted average rate at end of period	8.16%

	2002
Held to Maturity	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Mortgage-backed securities	$1,591,722	$152,624	$—	$1,744,346
Collateralized mortgage obligations	203,294	2,654	—	205,948

Total	$1,795,016	$155,278	$—	$1,950,294

Weighted average rate at end of period	8.16%

	2003
Available-for-Sale	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Mortgage-backed securities	$7,524,955	$154,872	$(4,374)	$7,675,453

Weighted average rate at end of period	4.89%

	2002
Available-for-Sale	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Mortgage-backed securities	$5,400,294	$286,262	$—	$5,686,556

Weighted average rate at end of period	6.91%

There were no sales of held to maturity or available-for-sale mortgage-backed securities during 2003 or 2002. Proceeds from sales of available-for-sale mortgage backed securities were $8.7 million during the year ended September 30, 2001. Gross gains of $99,198 and no gross losses were realized on these sales during the year ended September 30, 2001.

The amortized cost and estimated market value of held to maturity and available-for-sale mortgage-backed securities at September 30, 2003, by contractual maturity, are shown below.

	Held to Maturity		Available-for-Sale
Term to Maturity	Amortized Cost	Estimated Market Value	Amortized Cost	Estimated Market Value
One year or less	$—	$—	$—	$—
One year through five years	47,727	51,135	309,807	323,889
Five years through ten years	81,376	89,472	5,274,321	5,283,654
Ten years or more	1,057,238	1,152,209	1,940,827	2,067,910

Total	$1,186,341	$1,292,816	$7,524,955	$7,675,453

Actual maturities of mortgage-backed securities may differ from scheduled maturities depending on the repayment characteristics and experience of the underlying financial instruments, on which borrowers have the right to call or prepay certain obligations sometimes without penalties.

Mortgage-backed securities with a carrying value of approximately $2.2 million and $0 at September 30, 2003 and 2002, respectively, were pledged in conjunction with deposits of public and trust funds, and for other purposes as required by law.

4.	LOANS RECEIVABLE

Loans receivable at September 30, 2003 and 2002 are summarized as follows:

	2003	2002
Real estate construction and development	$12,531,252	$3,655,819

Real estate mortgage:
One to four family residential	167,409,541	157,776,464
Multi-family residential	4,205,276	3,779,629
Commercial real estate	4,699,506	8,147,394

Equity lines	89,298,134	55,409,772
Consumer and installment	4,386,071	7,778,863

	282,529,780	236,547,941
Add (less):
Deferred loan costs	1,313,325	878,994
Loans-in-process	(3,082,921)	(7,292,800)
Allowance for loan losses	(3,866,000)	(2,553,004)

Total	$276,894,184	$227,581,131

Weighted average rate at end of period	5.78%	6.75%

The adjustable rate loans have interest rate adjustment limitations and are generally indexed to the one-year Constant Maturity U.S. Treasury rate. Future market factors may affect the correlation of the interest rate adjustment with the rates the Bank pays on the short-term deposits that have been primarily utilized to fund these loans.

The Bank is subject to numerous lending related regulations. Under federal law and regulations, the Bank may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of its unimpaired capital and surplus. As of September 30, 2003, the Bank was in compliance with this limitation.

The Bank has granted loans to officers and directors. Such loans were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers and did not, in the opinion of management, involve more than normal credit risk.

Changes in loans to officers and directors for the years ended September 30, 2003 and 2002 are summarized as follows:

Balance, September 30, 2001	$45,039
Additions	275,910
Repayments and reclassifications	(165,699)

Balance, September 30, 2002	155,250
Additions	446,969
Repayments and reclassifications	(257,005)

Balance, September 30, 2003	$345,214

Home equity lines of credit to officers and directors totaled $343,800 of which $165,479 had been used as of September 30, 2003.

At September 30, 2003, 2002 and 2001, the Bank was servicing loans for others amounting to approximately $12.8 million, $434,000 and $863,000, respectively. During the 2003 fiscal year, the Company sold a pool of $13.1 million in home equity loans to an investor, with the servicing rights retained by the Company in the amount of $50,794. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income is recorded on the accrual basis and includes servicing fees from investors and certain charges collected from borrowers.

5.	ALLOWANCE FOR LOAN LOSSES

The following table represents activity in the allowance for loan losses for the years ended September 30, 2003, 2002 and 2001 follows:

	2003	2002	2001
Balance, beginning of year	$2,553,004	$1,844,214	$1,365,776
Provision charged to expense	1,487,431	1,011,180	752,297
Charge-offs	(185,838)	(319,802)	(274,850)
Recoveries	11,403	17,412	991

Balance, end of year	$3,866,000	$2,553,004	$1,844,214

A summary of impaired loans at September 30, 2003, 2002 and 2001 is as follows:

	2003	2002	2001
Nonaccrual loans	$465,512	$422,641	$345,868
Impaired loans continuing to accrue interest	3,768,317	2,083,094	2,315,298

Total impaired loans	$4,233,829	$2,505,735	$2,661,166

	2003	2002	2001
Allowance for losses on specific impaired loans	$778,345	$353,388	$392,413
Impaired loans with no related allowance for loan losses	—	—	—
Average balance of impaired loans during the year	$3,437,000	$2,636,500	$2,300,750

Non-accrual loans totaled approximately $466,000, $423,000 and $346,000 at September 30, 2003, 2002 and 2001, respectively. Interest income recognized on non-accrual loans was approximately $27,000, $18,000, and $19,000, during 2003, 2002 and 2001, respectively. The difference between interest that would have been recognized under the original terms of non-accrual and renegotiated loans and interest actually recognized on such loans was $42,000, $33,000 and $30,000 during 2003, 2002 and 2001, respectively.

6.	REAL ESTATE ACQUIRED IN SETTLEMENT OF LOANS

Real estate acquired in settlement of loans at September 30, 2003, 2002 and 2001 is summarized as follows:

	2003	2002	2001
Acquired in settlement of loans	$37,872	$—	$—
Allowance for losses	(2,651)	—	—

Total	$35,221	$—	$—

Activity in the allowance for losses on real estate acquired in settlement of loans for the years ended September 30, 2003, 2002 and 2001 is summarized as follows:

	2003	2002	2001
Balance, beginning of year	$—	$—	$2,108
Provision charged to expense	48,768	—	(2,108)
Charge-offs	(46,117)	—	—

Balance, end of year	$2,651	$—	$—

7.	PREMISES AND EQUIPMENT

Premises and equipment at September 30, 2003 and 2002 are summarized as follows:

	2003	2002
Land	$2,377,803	$1,705,234
Office buildings and improvements	7,967,356	4,707,114
Furniture and equipment	4,416,449	3,531,601

	14,761,608	9,943,949
Less accumulated depreciation	(4,417,268)	(3,980,449)

Total	$10,344,340	$5,963,500

Depreciation expense on premises and equipment totaled $975,092, $556,618 and $462,446 at September 30, 2003, 2002 and 2001, respectively.

Certain facilities of the Bank are leased under various operating leases. Amounts paid for rent expense for the fiscal years ending September 30, 2003, 2002 and 2001 were approximately $193,000, $122,000, and $147,000, respectively. Future minimum rental commitments under non-cancelable leases are as follows:

Years ended September 30,
2004	$239,788
2005	200,186
2006	205,209
2007	204,330
2008	167,241
Thereafter	13,954

Total	$1,030,708

On May 13, 2003, the Bank purchased an office building at One Insurance Center Plaza. Rental income received for the year ending September 30, 2003 was $117,200.

8.	INTANGIBLE ASSETS

On September 26, 2003, the Company completed its assumption of the deposits and the purchase of certain assets of a bank location in Kansas City, MO. The transaction resulted in the acquisition of $30.5 million in deposits. The core deposit intangible associated with the bank office purchase is $610,918 and is being amortized over seven years utilizing the straight-line method. The gross carrying amount of core deposit intangibles is $610,918 at September 30, 2003. There is no accumulated amortization of core deposit intangibles at September 30, 2003.

Amortization of core deposit intangibles associated with the purchase of bank offices was $0 for the year ended September 30, 2003. Amortization of core deposit intangibles has been estimated through September 30, 2008 in the following table, and does not take into consideration any potential future acquisitions or bank office purchases.

Year ending September 30:
2004	$87,286
2005	87,286
2006	87,286
2007	87,286
2008	87,286

Total	$436,430

9.	DEPOSITS

Deposits at September 30, 2003 and 2002 are summarized as follows:

	2003		2002
	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
Transaction accounts:
Noninterest-bearing checking	$9,395,171	—%	$5,735,894	—%
Interest-bearing checking	25,847,610	0.16	21,591,021	0.29
Money market	64,337,391	1.19	41,897,834	1.84

Total transaction accounts	99,580,172	0.81	69,224,749	1.20

Passbook savings accounts	32,657,096	0.50	27,538,954	1.00

Certificates of deposit:
0.00% to 1.99%	90,189,126	1.34	35,740,733	1.55
2.00% to 2.99%	53,479,016	2.24	30,178,072	2.34
3.00% to 3.99%	19,335,575	3.43	13,077,294	3.65
4.00% to 4.99%	14,924,822	4.56	15,498,072	4.57
5.00% to 5.99%	3,312,876	5.24	6,028,234	5.48
6.00% to 6.99%	—	—	3,840,865	6.43
7.00% to 7.99%	127,944	7.00	142,823	7.00

Total certificates of deposit	181,369,359	2.17	104,506,093	2.90

Total	$313,606,627	1.56%	$201,269,796	2.06%

The aggregate amount of certificates of deposit with a minimum principal amount of $100,000 was $62.5 million and $28.7 million at September 30, 2003 and 2002, respectively.

At September 30, 2003, the scheduled maturities of certificates of deposit were as follows:

Mature within fiscal year:	Amount	Weighted Average Rate
2004	$139,595,316	1.82%
2005	17,198,724	2.97
2006	12,281,821	2.97
2007	8,164,457	4.59
2008	4,074,890	3.45
Thereafter	54,151	2.19

Total	$181,369,359	2.17%

A summary of interest expense on deposits for the years ended September 30, 2003, 2002 and 2001 follows:

	2003	2002	2001
Transaction accounts	$768,518	$864,820	$1,431,215
Savings and certificates of deposit accounts	3,656,301	3,654,741	5,961,287

	$4,424,819	$4,519,561	$7,392,502

10.	ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from the FHLB at September 30, 2003 and 2002 are summarized as follows:

	2003		2002
Maturing Within Fiscal Year Ending September 30,	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
2003	$—	—%	$80,300,000	2.58%
2004	5,000,000	1.33	3,000,000	7.09
2005	—	—	7,000,000	5.29
2009 (callable in 2005)	10,000,000	5.92	10,000,000	5.92
2010 (callable in 2004)	4,500,000	6.21	4,500,000	6.21
2011 (callable in 2004)	10,000,000	4.51	10,000,000	4.51
2012 (callable in 2004)	2,000,000	2.23	2,000,000	2.23

	$31,500,000	4.55%	$116,800,000	3.44%

During the year ended September 30, 2003, the Bank prepaid $10.0 million of Federal Home Loan Bank advances, which resulted in a prepayment penalty of $612,504.

The average balance of advances from Federal Home Loan Bank was $122.1 million and $74.8 million, respectively, and the maximum month-end balance of advances from Federal Home Loan Bank was $154.0 million and $116.8 million, respectively, for the years ended September 30, 2003 and 2002. The average rates paid on advances from Federal Home Loan Bank during the years ended September 30, 2003 and 2002 were 2.71% and 4.85%, respectively. The assets underlying the FHLB borrowings are under Pulaski Bank’s physical control.

The Bank has the ability to borrow funds from the FHLB equal to 40% of the Bank’s total assets under a blanket agreement which assigns all investments in FHLB stock as well as qualifying first mortgage loans as collateral to secure the amounts borrowed. At September 30, 2003, the Bank had approximately $147.9 million in borrowing capacity available to it under the above-mentioned borrowing arrangement.

11.	INCOME TAXES

Income tax expense for the years ended September 30, 2003, 2002 and 2001 is summarized as follows:

	2003	2002	2001
Current
Federal	$4,549,797	$2,284,387	$1,867,292
State	526,937	303,577	151,827
Deferred	(1,216,983)	(170,170)	(252,673)

Total	$3,859,751	$2,417,794	$1,766,446

Income tax expense for the years ended September 30, 2003, 2002 and 2001 differs from that computed at the federal statutory rate of 34 % as follows:

	2003		2002		2001
	Amount	%	Amount	%	Amount	%
Tax at statutory federal income tax rate	$3,273,469	34.0%	$2,245,305	34.0%	$1,670,336	34.0%
Increase (decrease) resulting from:
ESOP adjustment	173,864	1.8	26,246	0.4	78,671	1.6
State taxes, net of federal benefit	347,778	3.6	220,952	3.3	107,011	2.2
Other	64,640	0.7	(74,709)	(1.1)	(89,572)	(1.8)

Total	$3,859,751	40.1%	$2,417,794	36.6%	$1,766,446	36.0%

The components of deferred tax assets and liabilities, which are included in other assets in the consolidated balance sheets, at September 30, 2003 and 2002, are as follows:

	2003	2002
Deferred tax assets:
Allowance for loan losses	$1,290,120	$686,630
Premises and equipment	102,519	145,774
Management Recognition and Development Plan stock awards	59,043	128,520
Deferred compensation	923,215	80,844
Other	166,388	266,840

Total deferred tax assets	2,541,285	1,308,608

Deferred tax liabilities:
FHLB stock dividends	134,007	136,194
Unrealized gains on securities available-for-sale	230,174	275,594
Other	17,881	—

Total deferred tax liabilities	382,062	411,788

Net deferred tax assets	$2,159,223	$896,820

Retained earnings at September 30, 2003 included earnings of approximately $4.1 million representing tax bad debt deductions, net of actual bad debts and bad debt recoveries, for which no provision for federal income taxes has been made. If these amounts are used for any purpose other than to absorb loan losses, they will be subject to federal income taxes at the then prevailing corporate rate.

12.	STOCKHOLDERS’ EQUITY

During fiscal 2003, the Company paid quarterly cash dividends on common stock of $0.06 per share on October 20, 2003 and July 21, 2003 and $0.045 per share on April 21, 2003 and January 23, 2003.

During fiscal 2002, the Company paid quarterly cash dividends on common stock of $0.045 per share on October 21, 2002 and July 22, 2002 and $0.0375 per share on April 23, 2002 and January 22, 2002.

During fiscal 2003, the Company repurchased 218,878 shares of its own stock with a total value of $2.7 million at the time of repurchase. The Company has repurchased a total of 3,144,372 shares of its own stock with a total value of $20.8 million since becoming a public company in December 1998.

13.	REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures that have been established by regulation to ensure capital adequacy require the Bank to maintain minimum capital amounts and ratios (set forth in the table below). The Bank’s primary regulatory agency, the OTS, requires that the Bank maintain minimum ratios of tangible capital (as defined in the regulations) of 1.5%, core capital (as defined) of 3% and total risk-based capital (as defined) of 8%. The Bank is also subject to prompt corrective action capital requirement regulations set forth by the OTS. The OTS requires the Bank to maintain minimum of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of September 30, 2003, that the Bank meets all capital adequacy requirements to which it is subject.

As of September 30, 2003 and 2002, the most recent notification from the OTS categorized the Bank as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized” the Bank must maintain minimum total risk-based, Tier I risk-based, Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category.

	Actual		For Capital Adequacy Purposes		To be Categorized as “Well Capitalized” Under Prompt Corrective Action Provisions
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of September 30, 2003:
Tangible capital (to total assets)	$32,686	8.21%	$5,972	1.50%	N/A	N/A
Total risk-based capital (to risk- weighted assets)	36,334	11.77%	24,703	8.00%	$30,878	10.00%
Tier I risk-based capital (to risk- weighted assets)	32,686	10.59%	15,439	5.00%	18,527	6.00%
Tier I leverage capital (to average assets)	32,686	8.21%	15,925	4.00%	19,906	5.00%
As of September 30, 2002:
Tangible capital (to total assets)	$26,686	7.28%	$5,495	1.50%	N/A	N/A
Total risk-based capital (to risk- weighted assets)	29,197	12.63%	18,490	8.00%	$23,113	10.00%
Tier I risk-based capital (to risk- weighted assets)	26,686	11.55%	N/A	N/A	13,868	6.00%
Tier I leverage capital (to average assets)	26,686	7.28%	N/A	N/A	18,317	5.00%

A reconciliation at September 30, 2003 of the Bank’s stockholders’ equity and regulatory risk-based capital follows (dollars in thousands):

Bank’s stockholders’ equity	$33,342
Deduct:
Non-allowable assets (1)	(1,120)
Disallowed servicing rights	(9)
Add:
Qualifying intangible assets	611
Unrealized gains on available for sale securities	(138)

Tangible capital	32,686
General valuation allowances	3,648

Regulatory risk-based capital	$36,334

(1)	Consists primarily of software.

The Bank is prohibited from paying cash dividends if the effect thereof would be to reduce the regulatory capital of the Bank below the amount required for the liquidation account that the Bank established in connection with the consummation of the Reorganization on December 2, 1998.

14.	EMPLOYEE BENEFITS

On January 21, 2000, shareholders approved a Management Recognition and Development Plan (“MRDP”) under which the Company could award up to 232,760 shares of restricted stock. The restricted stock awards vest over a five-year period. As of September 30, 2003, 137,822 shares awarded under the MRDP had vested, 92,458 shares awarded under the MRDP remained subject to restriction and 2,480 shares were available for grant. All of the shares were issued from treasury stock on the dates of the grants. The unearned MRDP balance is reflected in shareholders’ equity and amortizes to compensation expense over the vesting period. As of September 30, 2003, 6,400 shares of MRDP were issued. Compensation expense related to amortization of MRDP was $175,693, $176,277 and $175,463 during the years ended September 30, 2003, 2002 and 2001, respectively.

The Bank executed a Supplemental Retirement Benefit agreement for its former chief executive officer. Under the terms of the agreement, the officer is to receive $2,473 monthly, commencing upon his retirement, for a total of 15 years. The net present value of these payments is reflected in other liabilities and totaled $195,000, $209,000 and $223,000 at September 30, 2003, 2002 and 2001, respectively. Compensation expense under this agreement totaled $15,400, $16,400 and $17,400 for the years ended September 30, 2003, 2002 and 2001, respectively.

In October 2002, the Company terminated its defined benefit pension plan offered to all full-time salaried employees. The benefits contemplated by the plan were funded through payments to the Pentegra Group, which operates as a multi-employer plan trustee. At the time of termination of the plan, the Company was required to pay a deficient funding balance of $164,000 to the trustee, which brought the plan to a fully funded status and eliminated future liabilities associated with the plan. During the year ended September 30, 2002, the Bank was not required to make any contributions to the plan because it was fully funded and accordingly, no pension expense was recorded. At September 30, 2003, the Bank had no liability for contributions due and unpaid.

The Bank maintains a 401(k) savings plan for eligible employees. In 2003, 2002 and 2001, the Bank matched 50% of each participant’s contribution up to a maximum of 4%. The Bank’s contributions to this plan were $144,900, $90,890 and $68,950 for the years ended September 30, 2003, 2002 and 2001, respectively.

The Bank maintains a three-year employment agreement with the CEO. Under the agreement, the Bank will pay a base salary, which may be increased at the discretion of the Board of Directors. Additionally, the agreement provides for severance payments if employment is terminated following a change in control. These payments will be equal to three times the average annual compensation paid during the five years immediately preceding the change in control.

During the year ended September 30, 2002, the Company created an Equity Trust Plan (the “Trust”) for the benefit of eight commission-based loan officers. The Trust is a plan designed to recruit and retain top- performing loan officers that are instrumental to the Company’s success. The Trust allows the recipients to defer a percentage of commissions earned, which is partially matched by the Company and paid into an independent trust for the benefit of the loan officers. The assets of the trust are limited to the purchase of Company shares in the open market. In exchange for the opportunity to defer income, the participants are required to sign a four-year contract prohibiting them from competing against the Company in the Company’s market area. Should the participants voluntarily leave the Company, they will forgo any accrued benefits. At September 30, 2003, 198,552 shares had been purchased on behalf of the Trust at an average price of $11.25. For purposes of earnings per share, the shares in the Trust are treated as issued and outstanding, thus no dilution is experienced through the purchase or vesting of shares. Expense related to the Trust of $1,422,261and $812,195 for the years ended September 30, 2003 and 2002, respectively, is treated as loan officer commission expense, and deferred according to SFAS 91. Since the majority of loans originated are sold on a servicing released basis resulting in mortgage revenues, most of the deferred expense is realized as a reduction of mortgage revenue.

At September 30, 2003, the Company had 730,116 shares of common stock reserved for issuance under the Company’s stock option plans. At September 30, 2003, the recipients of the awards had 338,222 shares vested and exercisable at an average exercise price of $5.46. The average exercise price of the ending balance of 730,116 shares was $6.82 at September 30, 2003. Included in this balance were 35,400 options granted in fiscal 2003 with an average exercise price of $12.95. At September 30, 2003, the Company had

10,178 reserved but unissued options. Officers and directors exercised 139,088 shares during the year ended September 30, 2003. In order for awardees to meet tax obligations, 7,314 shares were returned to treasury. The average share price was $4.79 at September 30, 2003.

A summary of the status of the Company’s stock option plan for the years ended September 30, is as follows:

	2003		2002		2001
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding-beginning of year	843,204	6.25	616,518	4.41	604,924	4.45
Granted	35,400	12.95	396,276	8.31	128,792	5.56
Exercised	(145,488)	4.79	(137,136)	4.02	(78,406)	3.37
Forfeited	(3,000)	8.33	(32,454)	6.03	(38,792)	4.05

Outstanding-end of year	730,116	6.82	843,204	6.25	616,518	4.41

Exercisable at end of year	338,222	5.46	228,362	4.53	218,618	4.16

Weighted average fair value of options granted during the year	—	$3.78	—	$2.34	—	$1.76

The Bank established a tax-deferred stock retirement plan known as the Employee Stock Ownership Plan (the “ESOP”) for all eligible employees. In connection with the Reorganization on December 2, 1998, 465,520 shares were purchased by the ESOP at $5 a share through an internal loan from the Company. The shares are allocated on an annual basis to each participant in an amount that is equivalent to the ratio of each participant’s salary to that of the total payroll for each year ended December 31. The unallocated shares are released to participants on a quarterly basis at a rate of 7,758 shares. In fiscal 2003, the Bank made additional principal payments on the loan to the Company, which released an additional 41,918 shares. As a result of the additional payments, the remaining shares are expected to be fully allocated by early fiscal 2006. As the shares are released, compensation expense is recognized equal to the fair value of the shares. The compensation expense under the plan was approximately $876,000, $580,000 and $283,000 for the years ended September 30, 2003, 2002 and 2001, respectively. At September 30, 2003 and 2002, the status of the ESOP shares was as follows:

	2003	2002
Allocated and released shares	371,062	304,514
Unallocated and unreleased shares	60,031	132,980

Total ESOP shares	431,093	437,494

15.	RECONCILIATION OF BASIC EARNINGS PER SHARE TO DILUTED EARNINGS PER SHARE

Basic earnings per share is computed using the weighted average number of common shares outstanding. The dilutive effect of potential common shares outstanding is included in diluted earnings per share. The computations of basic and diluted earnings per share are presented in the following table.

	Years Ended September 30,
	2003	2002	2001
Net income	$5,768,101	$4,186,045	$3,146,295

Weighted average shares outstanding - basic	5,381,713	5,376,216	5,732,580
Effect of dilutive securities:
Employee stock options	336,899	308,934	176,122

Weighted average shares outstanding - diluted	5,718,612	5,685,150	5,908,702

Earnings per share:
Basic	$1.07	$0.78	$0.55
Diluted	1.01	0.74	0.54

16.	CONTINGENCIES

The Company is a defendant in legal actions arising from normal business activities. Management, after consultation with general counsel, believes that the resolution of these actions will not have any material adverse effect on the Company’s consolidated financial statements.

17.	FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers in the way of commitments to extend credit. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Bank evaluates each customer’s creditworthiness on a case-by-case basis.

At September 30, 2003, the Bank had commitments to originate loans of approximately $34.6 million of which $25.0 million were committed to be sold. Of the remaining $9.6 million to be retained, $4.9 million were at fixed rates. At September 30, 2002, the Bank had commitments to originate loans of approximately $18.2 million of which $9.0 million were committed to be sold. Of the remaining $9.3 million to be retained, $-0- were at fixed rates. Additionally, the Bank had outstanding commitments to lend to borrowers under unused equity lines of credit of $143.7 million and $68.7 million at September 30, 2003 and 2002, respectively.

At September 30, 2003 and 2002, the Bank had commitments to sell loans on a best-efforts basis of $86.1 million and $105.5 million, respectively, which includes $61.1 million and $97.2 million, respectively, recorded in the financial statements as loans held-for-sale. Any unrealized loss on these commitment obligations is considered in conjunction with the Bank’s lower of cost or market valuation on its loans receivable held-for-sale.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. These standby letters of credit are primarily issued to support contractual obligations of the Bank’s customers. The credit risk involved in issuing letters of credit is essentially the same as the risk involved in extending loans to customers. At September 30, 2003, the Bank had one letter of credit for $1,980 due to expire in one year.

Substantially all of the Bank’s loans are to borrowers located in St. Louis, Kansas City and the surrounding Missouri counties.

18.	FAIR VALUE OF FINANCIAL INSTRUMENTS

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

Carrying values and estimated fair values at September 30, 2003 and 2002 are summarized as follows:

	2003		2002
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
ASSETS:
Cash and cash equivalents	$18,656,000	$18,656,000	$11,177,000	$11,177,000
Securities - HTM	1,730,000	1,724,000	—	—
Securities - AFS	6,432,000	6,432,000	4,877,000	4,877,000
Capital Stock of FHLB	3,880,000	3,880,000	5,840,000	5,840,000
Mortgage-backed securities - HTM	1,186,000	1,293,000	1,795,000	1,950,000
Mortgage-backed securities - AFS	7,675,000	7,675,000	5,687,000	5,687,000
Loans:
Loans receivable held for sale	61,124,000	62,114,000	97,174,000	98,946,000
Loans receivable	276,894,000	282,738,000	227,581,000	232,349,000
Accrued interest receivable	1,684,000	1,684,000	1,580,000	1,580,000
LIABILITIES:
Deposits	313,607,000	315,389,000	201,270,000	203,032,000
Advances from FHLB	31,500,000	33,007,000	116,800,000	119,351,000
Due to other Banks	10,978,000	10,978,000	12,549,000	12,549,000
Accrued interest payable	270,000	270,000	191,000	191,000

	2003		2002
	Contract or Notional Amount	Estimated Unrealized Gain (Loss)	Contract or Notional Amount	Estimated Unrealized Gain (Loss)
Off-balance sheet financial instruments:
Commitments to originate and purchase first and second mortgage loans	$34,498,000	$—	$18,238,000	$—
Commitments to originate non-mortgage loans	100,000	—	—	—
Lines of Credit:
Unused Lines of Credit	143,709,000	—	68,722,000	—

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

Accrued Interest Receivable-The carrying value approximates fair value.

Deposits- The estimated fair value of demand deposits and savings accounts is the amount payable on demand at the reporting date. The estimated fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows of existing advances using rates currently available on advances from Federal Home Loan Bank having similar characteristics.

Advances from Federal Home Loan Bank - The estimated fair value of advances from Federal Home Loan Bank is determined by discounting the future cash flows of existing advances using rates currently available on advances from Federal Home Loan Bank having similar characteristics.

Due to Other Banks - The carrying value approximates fair value.

Accrued Interest Payable-The carrying value approximates fair value.

Off-Balance Sheet Items - The estimated fair value of commitments to originate or purchase loans is based on the fees currently charged to enter into similar agreements and the difference between current levels of interest rates and the committed rates.

The fair value estimates presented herein are based on pertinent information available to management as of September 30, 2003 and 2002. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date. Therefore, current estimates of fair value may differ significantly from the amounts presented herein.

19.	IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2002, the Financial Accounting Standards Board, or FASB, issued SFAS No. 146-Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 nullifies Emerging Issues Task Force, or EITF, Issue No. 94-3- Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. On January 1, 2003, we implemented SFAS No. 146, which did not have a material effect on our consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45- Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. On December 31, 2002, we implemented FASB Interpretation No. 45, which did not have a material effect on our consolidated financial statements other than the additional disclosure requirements.

In December 2002, the FASB issued SFAS No. 148-Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123. This Statement amends FASB Statement No. 123- Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosures modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46-Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No 51. This Interpretation establishes accounting guidance for consolidation of variable interest entities (VIE) that function to support the activities of the primary beneficiary. The primary beneficiary of a VIE entity is the entity that absorbs a majority of the VIE’s expected losses, receives a majority of the VIE’s expected residual returns, or both, as a result of ownership, controlling interest, contractual relationship or other business relationship with a VIE. Prior to implementation of FASB Interpretation No. 46, VIE’s were generally consolidated by an enterprise when the enterprise had a controlling financial interest through ownership of a majority of voting interest in the entity. The provisions of FASB Interpretation No.46 were effective immediately for all arrangements entered into after January 31, 2003. If a VIE existed prior to February 1, 2003, FASB Interpretation No. 46 was effective at the beginning of the first interim period beginning June 15, 2003. However, on October 8, 2003, the FASB deferred the implementation date of FASB Interpretation No. 46, for those VIE’s in existence prior to February 1, 2003, until the first period ending after December 15, 2003. The Company is currently not a primary beneficiary of a VIE and therefore, adoption of FASB Interpretation No. 46 is not expected to have a material impact on the consolidated financial statements.

On April 30, 2003, the FASB issued SFAS No. 149 -Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No.149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. All provisions of SFAS No.149 are required to be applied prospectively. On July 1, 2003, we implemented SFAS No. 149 which did not have a material effect on our consolidated financial statements.

On May 15, 2003, the FASB issued SFAS No. 150-Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity as it requires that those instruments be classified as liabilities in statements of financial position. Most of the guidance in SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. On July 1, 2003, we implemented SFAS No. 150, which did not have a material effect on our consolidated financial statements.

20.	COMPREHENSIVE INCOME

The following is a summary of other comprehensive income and the related income tax effects:

	For the Year Ended September 30, 2003
	Before-Tax Amount	Tax Expense	Net-of-Tax Amount
Unrealized gains on available for sale securities and mortgage-backed securities	$175,813	$68,359	$107,454

Less: reclassification adjustment for gains realized in net income	73,819	29,601	44,218

Net unrealized gains	101,994	38,758	63,236

Other comprehensive income	$101,994	$38,758	$63,236

	For the Year Ended September 30, 2002
	Before-Tax Amount	Tax Expense	Net-of-Tax Amount
Unrealized gains on available for sale securities and mortgage-backed securities	$226,774	$90,987	$135,787

Less: reclassification adjustment for gains realized in net income	44,065	16,133	27,932

Net unrealized gains	182,709	74,854	107,855

Other comprehensive income	$182,709	$74,854	$107,855

	For the Year Ended September 30, 2001
	Before-Tax Amount	Tax Expense	Net-of-Tax Amount
Unrealized gains on available for sale securities and mortgage-backed securities	$1,447,097	$516,276	$930,821

Less: reclassification adjustment for gains realized in net income	540,488	192,810	347,678

Net unrealized gains	906,609	323,466	583,143

Other comprehensive income	$906,609	$323,466	$583,143

21.	SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The results of operations by quarter for 2003 and 2002 were as follows:

September 30, 2003	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	$5,247,544	$5,294,254	$5,361,961	$5,311,158
Interest expense	2,093,588	2,017,006	1,902,173	1,725,857

Net interest income	3,153,956	3,277,248	3,459,788	3,585,301
Provision for loan losses	375,971	394,250	311,232	405,978

Net interest income after loan loss provision	2,777,985	2,882,998	3,148,556	3,179,323
Non-interest income	2,476,505	2,573,385	3,469,143	3,097,096
Non-interest expense	2,942,164	3,405,773	3,854,281	3,774,921

Income before taxes	2,312,326	2,050,610	2,763,418	2,501,498
Income taxes	865,795	698,708	1,163,548	1,131,700

Net income	1,446,531	1,351,902	1,599,870	1,369,798

Earnings per share - basic (1)	0.27	0.25	0.30	0.25
Earnings per share - diluted (1)	0.25	0.24	0.28	0.24

Weighted average shares outstanding - basic (1)	5,382,538	5,354,938	5,368,706	5,419,947
Weighted average shares outstanding - diluted (1)	5,688,052	5,674,708	5,700,180	5,810,352

September 30, 2002

Interest income	$4,763,850	$4,451,493	$4,314,167	$4,665,884
Interest expense	2,304,497	2,006,900	1,863,760	1,974,672

Net interest income	2,459,353	2,444,593	2,450,407	2,691,212
Provision for loan losses	299,651	233,197	258,813	219,519

Net interest income after loan loss provision	2,159,702	2,211,396	2,191,594	2,471,693
Non-interest income	2,024,588	1,548,500	1,633,493	2,016,815
Non-interest expense	2,253,862	2,413,320	2,319,585	2,667,175

Income before taxes	1,930,428	1,346,576	1,505,502	1,821,333
Income taxes	746,319	446,937	548,888	675,650

Net income	1,184,109	899,639	956,614	1,145,683

Earnings per share - basic (1)	0.21	0.17	0.18	0.22
Earnings per share - diluted (1)	0.20	0.16	0.17	0.21

Weighted average shares outstanding - basic (1)	5,447,380	5,392,424	5,320,752	5,344,058
Weighted average shares outstanding - diluted (1)	5,727,596	5,728,280	5,660,640	5,624,754

(1)	Earnings per share and common stock share amounts for the 2003 and 2002 fiscal years have been restated to reflect the two-for-one split of the Company’s common stock on July 22, 2003.

22.	CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS.

The following table presents the condensed balance sheets as of September 30, 2003 and 2002, and the condensed statements of income and cash flows of the Company for the years ended September 30, 2003, 2002 and 2001:

Condensed Balance Sheets	2003	2002
ASSETS:
Cash and cash equivalents	$499,466	$200,849
Investment in Bank	33,342,409	26,971,720
Investments and mortgage-backed securities	2,563,643	2,529,745
Intercompany loan	500,000	2,000,000
Other assets	48,623	1,101,274

TOTAL ASSETS	$36,954,141	$32,803,588

LIABILITIES:
Dividends payable	$325,844	$247,688
Other liabilities	245,436	1,760

TOTAL LIABILITIES	571,280	249,448

STOCKHOLDERS’ EQUITY	36,382,861	32,554,140

TOTAL LIABILITIES & STOCKHOLDERS’ EQUITY	$36,954,141	$32,803,588

Condensed Statements of Income	2003	2002	2001
INTEREST INCOME	$107,217	$47,170	$98,363

INTEREST EXPENSE	10,333	2,647	38,990

NET INTEREST INCOME	96,884	44,523	59,373

NONINTEREST INCOME	135,423	105,968	473,365

NONINTEREST EXPENSE	337,548	294,171	306,343

(Loss) income before income taxes and equity in earnings of Bank	(105,241)	(143,680)	226,395

INCOME TAX (BENEFIT) PROVISION	(39,531)	(26,060)	81,222

Net (loss) income before equity in earnings of Bank	(65,710)	(117,620)	145,173

EQUITY IN EARNINGS OF BANK	5,833,811	4,303,665	3,001,122

NET INCOME	$5,768,101	$4,186,045	$3,146,295

Condensed Statements of Cash Flows	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$5,768,101	$4,186,045	$3,146,295
Adjustments to reconcile net income to net cash from operating activities:
Equity in earnings of Bank	(5,833,811)	(4,303,665)	(3,001,122)
Net change in other assets and liabilities	1,205,452	(851,304)	(561,451)
Realized gain on sale of investments	(73,819)	(44,065)	(441,290)

Net cash provided by (used in) operating activities	1,065,923	(1,012,989)	(857,568)

CASH FLOWS FROM INVESTING ACTIVITIES:
Dividend upstream from Bank	—	5,000,000	17,500,000
Decrease (increase) in Intercompany loan	1,500,000	(2,000,000)	—
Purchases of investments	(473,301)	(868,350)	(1,469,453)
Proceeds from maturities of investments	552,209	485,300	1,645,512
Principal payments on mortgage-backed securities	301,322	158,852	129,972

Net cash provided by investing activities	1,880,230	2,775,802	17,806,031

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments from other borrowings	—	—	(12,500,000)
Payments received from loan to ESOP	364,740	315,177	197,727
Payment from subsidiary related to MRDP shares	175,693	176,227	175,463
Stock options exercised	631,260	550,564	263,654
Treasury stock purchases	(2,745,366)	(3,169,036)	(3,834,295)
Dividends paid on common stock	(1,073,863)	(884,858)	(809,525)

Net cash used in financing activities	(2,647,536)	(3,011,926)	(16,506,976)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	298,617	(1,249,113)	441,487
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	200,849	1,449,962	1,008,475

CASH AND CASH EQUIVALENTS AT END OF YEAR	$499,466	$200,849	$1,449,962

NON-CASH INVESTING ACTIVITIES:
Increase in investments for changes in unrealized gains and losses	$340,308	$212,314	$87,298

* * * * * *

COMMON STOCK INFORMATION

The common stock of the Company trades on the Nasdaq National Market under the symbol “PULB.” There are approximately 2.060 stockholders of record of the Company, including brokers or other nominees.

The following table sets forth market price and dividend information for the Company’s common stock for fiscal year 2003 and 2002. Stock prices and dividends per share for the 2003 and 2002 fiscal year have been restated to reflect the two-for-one split of the Company’s common stock on July 22, 2003.

Fiscal 2003	High	Low	Dividend
First Quarter	$10.75	$8.99	$.045/per share
Second Quarter	$11.42	$9.94	$.045/per share
Third Quarter	$14.00	$10.60	$.06/per share
Fourth Quarter	$15.60	$13.75	$.06/per share

Fiscal 2002	High	Low	Dividend
First Quarter	$8.68	$7.36	$.0375/per share
Second Quarter	$10.20	$7.93	$.0375per share
Third Quarter	$10.01	$9.25	$.045/per share
Fourth Quarter	$9.80	$8.81	$.045/per share

The Company’s ability to pay dividends does not currently depend on the Bank’s ability to pay dividends to the Company. Although federal regulations limit distributions by the Bank, the Company currently has enough liquid assets to provide for several years of cash flow needs barring significant volumes of share repurchases.

The Company is subject to the requirements of Missouri law regarding the payment of dividends. Missouri law generally limits dividends to an amount equal to the excess of the net assets of the Company (the amount by which total assets exceed total liabilities) over its stated capital.

The Bank is prohibited from paying cash dividends if the effect thereof would be to reduce the regulatory capital of the Bank below the amount required for the liquidation account that the Bank established in connection with the consummation of the Reorganization on December 2, 1998.

DIRECTORS AND OFFICERS

Directors	Officers
William A. Donius Chairman, President and Chief Executive Officer	William A. Donius Chairman, President and Chief Executive Officer

Robert A. Ebel Chairman of the Board of Universal Printing Co.	Ramsey K. Hamadi Chief Financial Officer

Thomas F. Hack Retired Chief Financial Officer	Christopher K. Reichert Executive Vice President

E. Douglas Britt Retired Thrift Executive	Lisa K. Simpson Senior Vice President

William M. Corrigan, Jr. Partner, Armstrong, Teasdale LLP

Timothy K. Reeves President of Keenan Properties of St. Louis

Emeritus Directors

Walter A. Donius Chairman Emeritus

Edward J. Howenstein Director Emeritus

Advisory Director

Stanley J. Bradshaw Principal, Bradshaw Capital Management

CORPORATE INFORMATION

Corporate Headquarters

12300 Olive Boulevard

St. Louis, Missouri

Independent Auditors

KPMG LLP

St. Louis, Missouri

General Counsel

Kappel, Neill and Wolff LLC

St. Louis, Missouri

Armstrong, Teasdale LLP

St. Louis, Missouri

Special Securities Counsel

Muldoon Murphy & Faucette LLP

Washington, D.C.

ANNUAL MEETING

The annual meeting of the stockholders will be held Wednesday, January 28, 2004 at 2:00 p.m., Central Time, at The St. Louis Art Museum (rear entrance), 1 Fine Arts Boulevard, Forest Park, St. Louis, Missouri.