Form 10-K, Exhibit 13
period 2004-09-30
PULASKI FINANCIAL CORP
filed 2004-12-14
CIK 1062438

Exhibit 13.0

Annual Report to Stockholders

Exhibit 13.0

BUSINESS OF THE COMPANY

Pulaski Financial Corp. (the “Company”) is the holding company for Pulaski Bank (the “Bank”). The primary business of the Company is the management of the business and affairs of the Bank. The Company’s primary asset is its investment in the Bank, but also maintains an investment securities portfolio for liquidity. The Company has both subordinated debt in the form of trust preferred securities and other borrowings, the proceeds from which have been injected in the Bank as capital. The Company neither owns nor leases property, but instead uses the premises, equipment and furniture of the Bank. Accordingly, the information set forth in this report, including the consolidated financial statements and related financial data, relates primarily to the Bank.

The Bank is a community-oriented retail financial institution that provides commercial and residential banking services in the St. Louis and Kansas City metropolitan areas. The Bank is engaged primarily in the business of attracting deposits from the general public and using these and other funds to originate one-to four-family residential mortgage, home equity, commercial real estate and industrial loans within the Bank’s lending market.

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

	At September 30,
	2004	2003	2002	2001	2000
	(In thousands)
FINANCIAL CONDITION DATA
Total assets	$637,886	$401,403	$369,247	$288,784	$283,120
Loans receivable, net	510,584	276,894	227,581	204,115	209,919
Loans receivable held for sale	49,152	61,124	97,174	38,087	14,374
Debt and equity securities	13,701	8,162	4,877	5,962	19,128
Capital stock of Federal Home Loan Bank	7,538	3,880	5,840	3,960	3,580
Mortgage-backed securities	6,574	8,862	7,482	11,305	22,604
Cash and cash equivalents	19,581	18,656	11,177	13,048	7,562
Deposits	406,799	313,607	201,270	189,710	168,413
Advances from Federal Home Loan Bank	154,600	31,500	116,800	55,000	66,100
Subordinated debt	9,279	—	—	—	—
Stockholders’ equity	40,974	36,383	32,554	31,007	31,200	(1)

	Years Ended September 30,
	2004	2003	2002	2001	2000
	(In thousands)
OPERATING DATA
Interest income	$23,832	$21,426	$18,341	$20,356	$18,468
Interest expense	7,806	7,739	8,150	11,453	9,503

Net interest income	16,026	13,687	10,191	8,903	8,965
Provision for loan losses	1,934	1,487	1,011	752	499

Net interest income after provision for loan losses	14,092	12,200	9,180	8,151	8,466
Non-interest income	8,960	11,405	7,077	5,564	3,004
Compensation expense-special dividend	—	—	—	—	1,372
Non-interest expense	13,715	13,977	9,653	8,802	7,812

Income before income taxes	9,337	9,628	6,604	4,913	2,286
Income taxes	3,485	3,860	2,418	1,767	1,160

Net income	$5,852	$5,768	$4,186	$3,146	$1,126

Net income per common share - Basic (2)	$1.08	$1.07	$0.78	$0.55	$0.17

Net income per common share - Diluted (2)	$1.01	$1.01	$0.74	$0.54	$0.17

(1)	After the effect of $11.5 million related to the cash distribution of $4.00 per share paid on September 1, 2000.
(2)	Earnings per share for the 2003, 2002, 2001 and 2000 fiscal years have been restated to reflect the two-for-one split of the Company’s common stock on July 22, 2003.

	At September 30,
	2004	2003	2002	2001	2000
OTHER DATA

Number of:
Real estate loans outstanding	3,619	2,651	2,954	2,723	2,804
Consumer loans (includes home equity loans)	8,318	6,336	4,295	3,203	2,997
Deposit accounts	30,390	29,344	23,977	23,733	23,174
Full service offices	7	7	5	5	5

	At or For the Years Ended September 30,
	2004	2003	2002	2001	2000
KEY OPERATING RATIOS
Return on average assets	1.18%	1.38%	1.38%	1.12%	0.44	%(1)
Return on average equity	15.31%	16.35%	13.24%	10.05%	2.81	%(1)
Average equity to average assets	7.68%	8.43%	10.44%	11.12%	15.59%
Interest rate spread	3.37%	3.30%	3.40%	2.72%	2.79%
Net interest margin	3.47%	3.47%	3.66%	3.23%	3.57%
Efficiency ratio	56.56%	55.87%	55.99%	63.20%	65.27%
Dividend payout ratio	29.70%	20.79%	22.45%	26.17%	98.53	%(1)
Non-interest expense to average assets	2.76%	3.34%	3.19%	3.12%	3.58	%(2)
Average interest-earning assets to average interest-bearing liabilities	106.17%	108.95%	108.64%	112.16%	120.31%
Allowance for loan losses to total loans at end of period	0.99%	1.13%	0.78%	0.76%	0.61%
Allowance for loan losses to nonperforming loans	130.64%	91.31%	101.89%	69.30%	65.45%
Net charge-offs to average outstanding loans during the period	0.05%	0.05%	0.12%	0.12%	0.06%
Nonperforming assets to total assets	0.84%	1.07%	0.68%	0.92%	0.75%

(1)	Ratio includes special cash distribution of $4.00 per share paid on September 1, 2000.
(2)	Non-interest expense to average assets ratio, if adjusted for non-recurring $1.4 million compensation expense related to $4.00 per share dividend would have been 3.04% in 2000.

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

This report may contain certain “forward-looking statements” within the meaning of the federal securities laws, which are made in good faith pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts, rather statements based on the Company’s current expectations regarding its business strategies, intended results and future performance. Forward-looking statements are generally preceded by terms such as “expects,” “believes,” “anticipates,” “intends” and similar expressions.

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

CRITICAL ACCOUNTING POLICIES

The Company has established various accounting policies that govern the application of U.S. generally accepted accounting principles in the preparation of our financial statements. Our significant accounting policies are described in the footnotes to the Consolidated Financial Statements. Certain accounting policies involve significant judgments and assumptions by management that have a material impact on the carrying value of certain assets and liabilities. Management considers such accounting policies to be critical accounting policies. The judgments and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from these judgments and estimates that could have a material impact on the carrying values of assets and liabilities and the results of operations of the Company.

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

Comparison of Operating Results from 2004 and 2003

Overview

The Company operates as a community-oriented savings and loan holding company. Its business consists primarily of the management of its wholly owned subsidiary, Pulaski Bank in the St. Louis and Kansas City metropolitan areas. The primary source of the Bank’s revenue is net interest income from loans and deposits and fees from retail and mortgage banking operations. Economic factors, including market interest rates, consumer confidence, employment trends as well as competitive market conditions tend to influence net interest margins, fee income and overall net earnings of the Company.

Fiscal year ended September 30, 2004 was a highly successful year as the Company increased assets 58.9% to $637.9 million from $401.4 million at September 30, 2003, which consisted primarily of portfolio loans, which increased 84.4% to $510.6 million at September 30, 2004 from $276.9 million at September 30, 2003. The retained loan portfolio consists of 1-4 family residential loans, home equity lines of credit and commercial loans. The loans are funded primarily through demand and time deposits and advances from the Federal Home Loan Bank.

Net income increased $84,000 to $5.9 million for the year ended September 30, 2004, compared to $5.8 million for the year ended September 30, 2003. While the Company established record earnings in fiscal 2004 due to increased net interest income, the Company had to overcome a significant hurdle due to a 46% decline in mortgage revenue, totaling $4.6 million during the year ended September 30, 2004 from $8.5 million during the year ended September 30, 2003. In fiscal 2003, the Company had its best mortgage-lending year in history, originating and selling nearly $1.6 billion in mortgage loans in St. Louis and Kansas City. Established as a top lender in these two markets, the Company generated mortgage revenue of $8.5 million and net income grew to record levels in fiscal 2003.

In the fourth quarter of fiscal 2003, the strong mortgage-banking environment collapsed due to increases in interest rates. To overcome the lost revenue from the mortgage banking division, the Company determined to transition beyond its history as a small local thrift that specialized in mortgage lending into a growth-oriented community bank. The Company reformed its strategic plan to expand its commercial banking presence through recruitment and human talent acquisition and to continue expanding its retail and mortgage banking operations. At the end of fiscal 2003, the Company hired three experienced commercial loan officers. The decision paid higher than expected dividends as the commercial loan department increased its loan portfolio to more than $105 million from a balance of $16.4 million at September 30, 2003 and took in more than $32 million in commercial deposits. In addition to expanding the commercial portfolio, the residential and home equity divisions continued to sell and expand their retained portfolios resulting in a net $233.7 million increase in the retained loan portfolio.

For the year ending September 30, 2004 net interest income expanded $2.3 million to $16.0 million compared to $13.7 million for the year ended September 30, 2003. During the first two quarters of fiscal 2004, the Company offset lost mortgage revenue through sale of investment securities, realizing $736,000 in gains as the Company grew its loan portfolio. By the third quarter of fiscal 2004, the Company had fully replaced the lost mortgage revenue by growing net interest income. The Company’s net interest margin remained unchanged at 3.47% for the year ended September 30, 2004.

Also contributing to the increase in net income was increased retail banking revenue of $509,000 to $2.4 million for the year ended September 30, 2004 compared to $1.9 million for the year ended September 30, 2003. Growth in retail banking revenues stemmed from fees associated with the continued growth of the “Free-Checking” program through marketing, sales and customer service.

For the year, loan growth outpaced deposit growth. Total deposits increased $93.2 million to $406.8 million at September 30, 2004 from $313.6 million at September 30, 2003. Demand deposit accounts, including checking, money market and passbook accounts, increased $32.9 million to $165.2 million. Demand deposit accounts at a weighted average cost of 0.81% at September 30, 2004 represent the lowest cost-funding source for the Bank. Time deposit balances also increased $60.2 million and totaled $241.6 million at September 30, 2004. At September 30, 2004, the Company had $52.1 million in deposits through brokered issued certificates of deposit. Federal Home Loan Bank advances increased $123.1 million to $154.6 million at September 30, 2004 from $31.5 million at September 30, 2003, which were primarily used to support loan growth.

During the year, the Company’s efficiency remained strong despite the decline in the mortgage banking division. The company’s efficiency ratio in fiscal 2004 was 56.56% compared to 55.87% in fiscal 2003. The efficiency ratio is metric the Bank uses to measure its operating efficiency and is determined by dividing the annual non-interest expense by net interest income plus non-interest income, excluding gains from sales of securities.

On November 2, 2004, the Company announced the formation of its investment division. The division was formed following the hiring of five veteran management and sales personnel who have an average of 20 years experience in fixed income investment trading and sales. The business consists primarily of buying and selling bonds for community bank investment portfolio managers in Missouri, Illinois and surrounding states.

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

	Years Ended September 30,
	2004			2003			2002
	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
	(Dollars in thousands)
Interest-earning assets:
Federal funds sold and overnight deposits	$5,254	$56	1.07%	$2,913	$29	1.00%	$1,761	$31	1.76%
Debt securities	5,275	190	3.60%	3,021	177	5.86%	3,158	193	6.11%
Mortgage-backed securities	7,749	390	5.03%	5,651	387	6.85%	9,365	650	6.94%
FHLB stock	5,073	107	2.11%	7,031	211	3.00%	4,667	146	3.13%
Loans receivable	387,670	20,454	5.28%	250,002	14,676	5.87%	213,780	14,733	6.89%
Loans held for sale	50,947	2,635	5.17%	125,327	5,945	4.74%	45,966	2,588	5.63%

Total interest-earning assets	461,968	23,832	5.16%	393,945	21,425	5.44%	278,697	18,341	6.58%

Non-interest-earning assets	35,611			24,547			24,032

Total assets	$497,579			$418,492			$302,729

Interest-bearing liabilities:
Total deposits (2)	$332,025	$5,197	1.57%	$239,190	$4,425	1.85%	$181,754	$4,520	2.49%
FHLB advances	96,023	2,350	2.45%	122,084	3,303	2.71%	74,780	3,630	4.85%
Note payable	2,372	76	3.20%	312	10	3.31%	—	—	—
Subordinated debt	4,689	183	3.90%	—	—	—	—	—	—

Total interest-bearing liabilities	435,109	7,806	1.79%	361,586	7,738	2.14%	256,534	8,150	3.18%

Non-interest bearing liabilities	24,253			21,619			14,585
Stockholders’ equity	38,217			35,287			31,610

Total liabilities and stockholder’s equity	$497,579			$418,492			$302,729

Net interest income		$16,026			$13,687			$10,191

Interest rate spread (3)			3.37%			3.30%			3.40%
Net interest margin (4)			3.47%			3.47%			3.66%
Ratio of average interest-earning assets to average interest-bearing liabilities		106.17%			108.95%			108.64%

(1)	Includes non-accrual loans with an average balance of $366,000, $371,000 and $331,000 for the fiscal years ended September 30, 2004, 2003 and 2002, respectively.
(2)	Excludes non-interest-bearing deposits with an average balance of $16.2 million, $9.3 million and $5.9 million for the fiscal years ended 2004, 2003 and 2002, respectively.
(3)	Yield on interest-earning assets less cost of interest-bearing liabilities.
(4)	Net interest income divided by average interest-earning assets.

Net Interest Income

Net interest income is the difference between interest income on earning assets, such as loans and securities and the interest expense on liabilities used to fund those assets, including interest bearing deposits, FHLB advances and other borrowings. The amount of net interest income is affected by both changes in the level of interest rates and the amount and composition of earning assets and interest earning liabilities. Net interest income increased $2.3 million to $16.0 million for fiscal 2004 compared to $13.7 million for fiscal 2003. The increase was primarily due to growth in the average balance of interest earning assets, which increased $68.1 million to $462.0 million for fiscal 2004, compared to $393.9 million for fiscal 2003. The net interest margin was unchanged at 3.47% in fiscal 2004 compared to fiscal 2003.

Interest income increased $2.4 million to $23.8 million for fiscal 2004 compared to $21.4 million for fiscal 2003. During the year, the average balance of loans increased $63.3 million to $438.6 million for fiscal 2004. The average balance of loans receivable increased $137.7 million during the year, but the impact of this growth was offset by the decline in average balance of loans held for sale, which declined $74.4 million to $50.9 million for the year ended September 30, 2004. Loans held for sale declined due the overall decline in the mortgage banking industry. The yield on interest earning assets declined from 5.44% to 5.16% due to the growth of prime-based home equity and commercial loans that have lower weighted average yields but have a rate that adjusts monthly.

Interest expense increased $67,000 to $7.8 million during fiscal 2004 compared to $7.7 million for fiscal 2003. Interest expense was largely unchanged despite a $73.5 million increase in the average balance of interest bearing liabilities. Cost of interest bearing liabilities declined primarily due to a decline in the yield of interest bearing liabilities, which dropped from 2.14% during fiscal 2003 to 1.79% for fiscal 2004. Increases in demand deposit balances (checking, passbook and money market account balances) and declining rates on CDs and FHLB advances lowered the weighted average yield of interest bearing liabilities. The average balance of demand deposit accounts increased $32.9 million to $165.2 million during fiscal 2004, with a weighted average cost of 0.81%. The weighted average cost of CDs and FHLB advances declined from 2.17% and 2.71% in fiscal 2003, respectively to 1.83% and 2.45% in fiscal 2004, respectively. The average yield on CDs and FHLB advances both declined due to the general declining rate environment of fiscal 2003, which resulted in a sustained low rate environment in fiscal 2004. In addition, the Company benefited from early retirement of long-term debt during fiscal 2003 that lowered interest expense in fiscal 2004.

Business Strategy – 5 Core Products

The Company’s business strategy is to focus on the growth and efficiency of five core products, which includes two deposit products, checking and money market accounts, and three loan products, residential, commercial and home equity loans. These five products provide the primary source of the Bank’s operating income and are the focus of the Company’s growth in the balance sheet. We believe the market place to be more competitive than ever and in order to achieve sustained growth; these products must be delivered with superior customer care. Driving these relationships are more than 45 seasoned residential and commercial lenders in the Company’s two market areas, which include seven bank locations and one mortgage lending office. During the year, the Company experienced important gains in each of the business strategies.

In fiscal 2004, the Company focused on expanding the commercial division. Commercial real estate and commercial and industrial loans increased $88.9 million to $105.3 million at September 30, 2004 from $16.4 million at September 30, 2003. The softening in the mortgage markets due to the increased market interest rates combined with improved economic conditions created a compelling case for expanding the commercial operations. The growth in the commercial division’s portfolio was due primarily to the addition of three experienced commercial loan officers. The commercial portfolio includes $44.3 million in commercial real estate, $23.1 million of residential (includes multi family and development), $22.0 million of commercial and industrial loans and $15.3 million of construction and development. In fiscal 2001, the Company began originating commercial credits focusing exclusively on strong borrowers with loans collateralized by commercial real estate and expanded the division slowly. The commercial loan growth over the next three years is expected to be about 70% commercial real estate and 30% commercial and industrial loans.

Commercial loans are evaluated for the adequacy of repayment sources at the time of approval and are regularly reviewed for any possible deterioration in the ability of the borrower to repay the loan. In most instances, collateral is required to provide an additional source of repayment in the event of default by the borrower. The structure of the collateral varies from loan to loan depending on the financial strength of the borrower, the amount and terms of the loan, and the collateral available to be pledged. Credit risk for commercial loans arises from borrowers lacking the ability or willingness to repay the loan, and in the case of secured loans, by a shortfall in the collateral value in relation to the outstanding loan balance in cases of default. During the year ended September 30, 2004 the Company had no losses from commercial loans. In addition, no commercial loans were past due more than 90 days at September 30, 2004.

In 2004, the Company expanded its commercial lending division in order to become a full-service community bank provider. The first two years of operations, the Company focused on formalizing policies and lending solely on commercial real estate properties through participations with other local banks.

The Company has 83 years of experience in residential lending and currently employs over 40 top residential loan officers in St. Louis and Kansas City. The Company has become a clear leader in these two markets, originating $1.1 billion in residential loans during the year ended September 30, 2004 compared to $1.6 billion for the year ended September 30, 2003. The decline in residential lending was due primarily to a weaker mortgage-banking environment in 2004, which was caused by a rise in mortgage interest rates causing a decline in consumer refinancing.

The majority of loans originated in the mortgage division are 1-4 family residential loans sold to investors on a servicing released basis. During fiscal 2004, the Company sold $875.4 million of residential loans to investors and generated $4.6 million in mortgage revenue, which declined from $1.6 billion in loans sold in fiscal 2003 and $8.5 million in mortgage revenue.

The 1-4 family residential portfolio increased $80.9 million to $248.3 million at September 30, 2004 from $167.4 million at September 30, 2003. In addition, the Company grew its residential construction and development portfolio from $12.5 million to $34.2 million during the year. As a large volume mortgage originator, management carefully selects loans for retention based on a stringent risk-reward credit-underwriting model. The residential retained portfolio consists primarily of 3-year arm loans that generally do not conform to investor criteria, but have superior yields to similar loans sold into the secondary markets. The mortgage division leads the Bank’s efforts in cross-selling other products, including home equity loans, deposits and title insurance through the newly formed Title Division, which generated $121,000 in revenue during the fourth quarter and $134,000 for the year ended September 30, 2004.

Residential mortgage loans that do not meet the standards for sale in the secondary market are retained in the Bank’s portfolio. These loans are underwritten using an internal credit-scoring model, which assesses credit risk and assigns one of four risk based ratings to the loan. At September 30, 2004, the Bank had approximately $17.5 million in the higher risk category. Residential real estate loans are secured by residential real estate and prior to origination customers are qualified based upon their ability to repay the loan. Credit risk for residential real estate loans arises when borrowers lack the ability or willingness to repay the loans or by a shortfall in the value of the residential real estate collateral. During the year ended September 30, 2004, the Company had net loan losses of $67,000 from residential real estate loans compared to $15, 000 during the year ended September 30, 2003. In addition, the Company had $4.9 million in non-performing residential assets, including $1.1 million of real estate acquired in settlement of loans at September 30, 2004 compared to $35,000 at September 30, 2003.

Mortgage revenue declined in 2004 due to a 44% decline in residential loans sold to investors. The above chart shows the history of residential loans sold to investors.

Home equity lines of credit remain one of the most consistently growing interest-earning assets for the Company. Home equity loans consist primarily of revolving lines of credit secured by residential real estate. The equity line balances increased $69.2 million to $158.5 million at September 30, 2004 from $89.3 million at September 30, 2003. Home equity loans are approved for qualified borrowers in conjunction with the first mortgage loan applications. The large volume of mortgage loans originated in recent years has provided many opportunities to cross-sell this product to customers which has resulted in a consistent high growth. As a revolving line of credit, the Company originates the loans as a prime-based asset with low interest rate risk characteristics and attractive yields, lending stability to the Bank’s net interest margin.

Home equity lines are generally governed by the same lending policies and subject to credit risk as described above for residential real estate loans. Because home equity loans are generally subordinated debt to first mortgage loans, the risk of loss increases when the combined loan to value increases in relation to the value of the property. Loan balances that exceed 90% of property values are insured for loss through mortgage insurance up to 90% of the value of the property. During the year ended September 30, 2004, the Company had net loan losses of $15,000 on home equity loans compared to $1,500 during the year ended September 30, 2003. In addition, the Company had $215,000 in non-performing home equity balances at September 30, 2004.

Home equity loans are cross-sold with each eligible residential mortgage, which reduces the Bank’s costs to originate the product.

Checking accounts are the cornerstone relationship in retail banking. The Bank’s “Totally Free Checking” account not only supports the lowest cost source of liquidity, but also generates important fee income through fees and service charges. Checking account balances increased $16.3 million to $51.5 million at September 30, 2004 from $35.2 million at September 30, 2003. The growth in checking account balances was fueled by growth in commercial checking accounts from the expanded commercial division. At year-end, the weighted average cost of checking accounts was 0.14% on the $51.5 million in checking account deposits. Retail banking revenue grew 27.1% during the year ended September 30, 2004 to $2.4 million from $1.9 million for the year ended September 30, 2003. The Bank’s marketing focuses much of its resources on cross-selling checking accounts and developing new checking account relationships. The Company has established a consistent formula for growing fee income from “Free Checking” and has seen revenues increase from $531,000 in fiscal 1999 to $2.4 million in fiscal 2004, primarily through an increase in clearing and honoring checks for customers who did not have sufficient funds in their checking account to allow the check to clear (“checking account overdrafts”). Overdraft checking account balances are treated as an asset on the Company’s consolidated financial statements. A fee of $24 is charged for every overdraft check honored by the Company and an $18 fee is charged when the Company chooses not to honor the check. Credit risk can and does arise during the process of honoring overdraft checks. In fiscal 2004, the Bank honored $68.4 million in overdraft checks and realized losses of $129,000. Retail banking fees of $2.4 million were generated principally by honoring or rejecting these checks. Reserves of 50% of the balance of overdraft checks are established at the end of each quarter. Historic trends indicate most customers will eventually honor the overdraft checks; however, certain declines in market conditions could result in higher credit risk.

Checking accounts are the cornerstone deposit product and the primary driver of retail banking revenue. The above chart illustrates retail banking revenue over the last five years.

The Company’s strategic focus includes growing money market deposits as a second core liability product. The balance of money market accounts increased $15.7 million during the year to $80.0 million at September 30, 2004 from $64.3 million at September 30, 2003. The Company is in its fourth year of pursuing money market accounts as a core product and in its third year of a successful marketing campaign, “the Big Bertha Money Market Account”. The product carries similar interest rate characteristics as the Company’s home equity loans and is an ideal source of funds for the growth of this line of credit portfolio. At September 30, 2004, the money market deposits had a weighted average cost of 1.42% compared to the weighted average coupon on the home equity loan portfolio of 5.21%, yielding a net spread of 3.79% on these two products. Money market accounts balances have increased $64.2 million from $15.8 million at September 30, 2000 to $80.0 million at September 30, 2004.

Money market accounts are the second core deposit product. The money market accounts provide an excellent source of funding for prime adjusting home equity and commercial loans.

ADDITIONAL DISCUSSION ON FINANCIAL CONDITION

Cash and cash equivalents increased $925,000 to $19.6 million at September 30, 2004 from $18.7 million at September 30, 2003. Cash balances include overnight and fed funds investments of $4.1 million at September 30, 2004, which are funds that typically accumulate from sold loan proceeds wired from investors.

Debt securities available for sale increased $7.4 million during the year to $9.5 million at September 30, 2004 from $2.1 million at September 30, 2003. During the year, the Company purchased an $8.0 million investment to be used for collateral to be pledged against institutional deposits.

Federal Home Loan Bank (of Des Moines) stock increased $3.6 million to $7.5 million at September 30, 2004 from $3.9 million at September 30, 2003. Customers of the FHLB are required to hold 5% of the advances borrowed in stock. Consequently, $7.5 million of stock was required on the $154.6 million of advances from the FHLB.

Loans held for sale declined $11.9 million to $49.2 million at September 30, 2004 from $61.1 million at September 30, 2003. These balances represent loans closed in the name of the Bank, but which are committed in advance of closing to be sold to investors. Since these loans are pre-sold at a pre-determined price on a best efforts basis, the Bank is not subject to changes in the future value to be received upon delivery of these loans to investors as a result of changes in interest rates. The Bank generally receives proceeds from the sale of these loans to investors within 60 days of loan closing, and benefits from interest income while awaiting sales delivery.

Real estate acquired in settlement of loans increased $1.0 million to $1.1 million at September 30, 2004 from $35,000 at September 30, 2003. The real estate owned at year-end consists of 4 residential 1-4 family properties; however 2 properties represent $1.0 million of the balance with each property having recently received appraisals over $500,000. The properties have been written down below 93% of appraised value to allow for selling costs and no further losses are expected on the disposal of these properties.

Bank-owned life insurance (“BOLI”) increased $4.0 million to $11.6 million at September 30, 2004 from $7.6 million at September 30, 2003. The increase was attributed to the purchase of an additional policy of $3.5 million, combined with an increase in the policies’ cash surrender value of $447,000 during the year. The increase in cash surrender value is treated as other income and is tax-exempt. In the event the cash-surrender values of the policies were liquidated, the gains would retroactively be taxed. The BOLI policies were purchased to offset escalating costs of employee benefits.

At September 30, 2004, the Company had other assets of $4.4 million, which consist primarily of a deferred tax asset of $3.3 million and $1.1 million of other miscellaneous receivables and prepaid expenses.

During the year ending September 30, 2004, the Company borrowed $4.0 million from a correspondent bank for operating needs of the holding company. At September 30, 2004, the Company had $3.8 million in other borrowed money. In addition, the Company issued $9.3 million of subordinated debt in fiscal 2004 in order to support the Bank’s regulatory capital levels, which had declined due to the rapid asset growth. At September 30, 2004, subordinated debt totaled $9.3 million compared to $0 at September 30, 2003.

Due to other banks increased $3.5 million to $14.5 million at September 30, 2004 from $11.0 million at September 30, 2003. Due to other banks represents un-remitted payments for bank and cashier checks issued on September 30, 2004, and the increase represents an increase in check activity on the final day of the fiscal year end. In the normal course of business, settlement for amounts due to other banks is made the following business day.

Total stockholders’ equity increased $4.6 million to $41.0 million at September 30, 2004 from $36.4 million at September 30, 2003. The increase was due primarily to growth in retained earnings, which was driven by net income of $5.9 million. Stockholders’ equity also increased $991,000 from tax benefits on stock options and management recognition plans, $808,000 from the exercise of stock options, $421,000 on shares released from the employee stock ownership plan, and $199,000 from amortization of management recognition plan shares. During the 2004 fiscal year, the Company repurchased 91,988 shares at an average cost of $17.03 for a total of $1.6 million. In addition, the Company paid regular dividends of $1.6 million and had an other comprehensive loss of $464,000 that reduced stockholders’ equity. Treasury stock – equity trust increased $608,000 due to stock purchases for the plan. The Company maintains an equity trust plan for the benefit of a select group of top-performing loan officers and other key staff outside of senior management. The shares purchased for the trust have no net impact on equity as the trustee purchased the shares from the open market using deferred commissions and other earnings, and are reflected as both an increase to treasury shares and an increase to additional paid-in capital. The shares continue to be reflected as outstanding for earnings per share calculations.

NON-PERFORMING ASSETS AND DELINQUENCIES

Total non-performing assets increased $1.0 million from $4.3 million at September 30, 2003 to $5.3 million at September 30, 2004. The increase in non-performing assets was due primarily to an increase in real estate acquired in settlement of loans, which increased $1.0 million during the year. Real estate owned consists of four residential properties, which are carried at the lower amount of appraised value less selling costs. The allowance for loan losses increased $1.7 million to $5.6 million at September 30, 2004 from $3.9 million at September 30, 2003. The allowance as a percentage of non-performing loans increased from 91.3% at September 30, 2003 to 130.6% at September 30, 2004, while the allowance as a percentage of total loans decreased from 1.13% at September 30, 2003 to 0.99% at September 30, 2004. Loans that were 90 days or more past due and still accruing were $3.7 million and $3.8 million at September 30, 2004 and 2003, respectively.

The Bank sold a pool of $2.5 million in non-performing residential loans at approximately par value during the quarter ended March 31, 2004. The Bank wrote off approximately $77,000 in accrued interest lost at time of sale.

PROVISION FOR LOAN LOSSES

The provision for loan losses totaled $1.9 million for the year ended September 30, 2004 compared to $1.5 million for the year ended September 30, 2003. The increase in the provision for loan losses during the year was due primarily to the addition of a higher balance of commercial, home equity and lower credit residential loans, which carry a higher level of risk than the portfolio that existed at September 30, 2003.

ALLOWANCE FOR LOAN LOSSES

The provision for loan losses is determined by management as the amount to bring the allowance for loan losses to a level that is considered adequate to absorb probable losses inherent in the loan portfolio. The allowance for loan losses is a critical accounting estimate reported within the consolidated financial statements. The allowance is based upon quarterly management estimates of expected losses inherent in the loan portfolio. Management estimates are determined by quantifying certain risks in the portfolio that are affected primarily by changes in the nature and volume of the portfolio combined with an analysis of past-due and classified loans, but can also be affected by the following factors: changes in lending policies and procedures, including underwriting standards and collections, charge-off and recovery practices, changes in national and local economic conditions and developments, and changes in the experience, ability, and depth of lending management staff.

Because management adheres to specific loan underwriting guidelines focusing primarily on residential and commercial real estate and home equity loans secured by one-to four-family and commercial properties, the Bank’s five-year historical loan loss experience has been low at $178,000. While the losses have increased slightly over the last five years, the balance of the allowance has increased dramatically, almost doubling in the last two fiscal years. The growth in the allowance for loan losses was due to an increase in risk in the loan portfolio. The Company was historically a lender of only one to four-family conforming residential loans. Today, the Company has expanded its loan portfolio to include higher risk home equity, commercial and construction loans. Because the Company’s loan portfolio is typically collateralized by real properties, losses occur more frequently when property values are declining and borrowers are losing equity in the Company’s collateral. At present, the property values in the Company’s lending areas have been stable and appreciating.

The following assessments are performed quarterly in accordance with the Company’s allowance for loan losses methodology:

Homogeneous residential mortgage loans are given one of five standard risk ratings at the time of origination. The risk ratings are assigned through the use of a credit scoring model, which assesses credit risk determinants from the borrower’s credit history, the loan-to-value ratio, the affordability ratios or other personal history. Five-year historical loss rates and industry data for each credit rating are used to determine the appropriate allocation percentage for each loan grade. Commercial real estate, consumer and home equity loans are assigned standard risk weightings that determine the allocation percentage.

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

The Company’s methodology includes factors that allow the Company to adjust its estimates of losses based on the most recent information available. Historic loss rates used to determine allowance provisions are adjusted to reflect the impact of current conditions, including actual collection and charge-off experience. No assurances, however, can be given as to future loan loss levels.

Discussion of Other Non-Interest Income and Expense from Operations

Insurance commissions increased $134,000 to $334,000 for the year ended September 30, 2004 from $200,000 for the year ended September 30, 2003. Insurance commissions stem primarily from revenue received for brokering annuity sales to insurance companies. In 2004, the Company bolstered its sales efforts.

Title insurance policy revenue is earned by a newly established division, which began generating revenues in the fourth quarter of 2004 and generated $134,000 in fees for the year ended September 30, 2004. The title company operates as a division of Pulaski Bank, whose activities includes researching and issuing title policies on mortgage and commercial loans. During its brief operations in fiscal 2004, the division’s sales consisted primarily of selling policies to the Bank’s residential mortgage lenders in connection with the origination of their residential mortgage loans.

Gain on sale of securities increased $662,000 to $736,000 during fiscal 2004 compared to $74,000 during fiscal 2003. The increase in the gain was due to the decision to sell certain equity securities during the first two quarters of fiscal 2004. The Company’s investment policy allows for the purchase of up to 5% ownership in publicly traded bank and thrift holding companies. The Company purchased well-capitalized thrift stocks that were trading at a discount to peers.

Other income increased $50,000 to $778,000 for the year ended September 30, 2004 from $728,000 for the year ended September 30, 2003. Other income consists primarily of fee income from correspondent banks, and return from changes in value of the bank-owned life insurance policies.

Salaries and employee benefits expense declined $407,000 to $6.5 million during the year ended September 30, 2004 from the $6.9 million during the year ended September 30, 2003. While the Company added employee costs for the growth in the commercial, title, home equity and retail banking divisions, the costs associated with the residential mortgage division declined. Salaries expense during fiscal 2003 was elevated due to management’s decision to accelerate the release of 41,918 shares of stock under the employee stock ownership plan, which resulted in approximately $513,000 of additional expense during the year ended September 30, 2003.

Occupancy and equipment expense increased $718,000 to $3.6 million for the year ended September 30, 2004 from $2.9 million for the year ended September 30, 2003. The increase in expense was due primarily to the fiscal 2003 mid-year additions of two bank locations and one 26,000 square foot office location adjacent to the main bank to house the residential mortgage division.

Other and early debt extinguishment expense declined $702,000 to $2.2 million during fiscal 2004 from $2.9 million in fiscal 2003. The decline was largely due to one time expense taken in 2003 for prepayment penalties on FHLB advances, which totaled $613,000.

INCOME TAXES

The provision for income taxes decreased from $3.9 million for the year ended September 30, 2003 to $3.5 million for the year ended September 30, 2004 due to a lower effective tax rate in fiscal 2004 of 37.3% compared to 40.1% in fiscal 2003. The decreased tax expense resulted from permanent tax differences from shares released from the ESOP. When shares are released from the ESOP, there is a permanent difference on the share release. The Company has booked expense at the fair-market value of the shares released but gets taxable expense deductions equivalent to historic cost of the shares. There were more shares released to participants of the plan in fiscal 2003 than in fiscal 2004.

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

INTEREST INCOME

Interest income increased $3.1 million to $21.4 million for fiscal 2003 compared to $18.3 million for fiscal 2002. The increase was primarily driven by growth in the average balance of interest bearing assets, which increased $115.2 million to $393.9 million for fiscal 2003 compared to $274.0 million for fiscal 2002. The increase in average balance was offset by a decline in the weighted average yield from 6.58% in fiscal 2002 to 5.44% in fiscal 2003. The growth in the average balance and decline in yield were attributed primarily to growth and the repricing of the home equity portfolio and the residential mortgage loans held-for-sale. Interest income on loans held-for-sale increased $3.4 million to $5.9 million in fiscal 2003 compared to $2.6 million due to the growth in the average balance of loans held for sale, which increased $79.3 million over the prior year to $125.3 million. The growth in the average balance of loans held- for-sale was due to the increase in loans originated for sale, which increased from $767.0 million in fiscal 2002 to $1.5 billion in fiscal 2003. Interest on the home equity portfolio increased $1.1 million to $3.3 million, despite a 77 basis point decrease in yield on the portfolio, due to growth in the average balance of home equity loans, which increased from $42.1 million in fiscal 2002 to $74.0 million in fiscal 2003. Offsetting the growth in interest income on the home equity and loans held-for-sale portfolios were declines in interest on the residential mortgage and consumer loan portfolios, which declined $781,000 and $372,000, respectively. The decrease in interest on the residential portfolio was due primarily to an 84 basis point decline in the weighted average yield, from 7.29% to 6.45%, while interest on the consumer loan portfolio declined primarily due to a decline in the average balance of consumer loans.

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

Interest expense on deposits declined $95,000 to $4.4 million for the year ended September 30, 2003 compared to $4.5 million for fiscal 2002. The decline in interest expense was due to a decline in the weighted average cost of interest bearing deposits to 1.85% for the year ended September 30, 2003 from 2.49% for the year ended September 30, 2002. The decline in weighted average cost was primarily a result of repricing of higher cost deposits at maturity and from growth in lower cost checking, money market and passbook accounts. Offsetting the decline in weighted average cost on deposits was a $57.4 million increase in the average balance of interest-bearing deposits, which increased from $181.8 million for the 2002 fiscal year to $239.2 million for the year ended September 30, 2003. The average balance of money market accounts increased $7.2 million to $49.8 million at September 30, 2003 from $42.6 million at September 30, 2002 due to the Bank’s strategy to continue to build both the number and the balances of transaction accounts. CD average balances increased $47.9 million to $168.4 million for fiscal 2003 from $120.5 million in fiscal 2002. The increase in deposits was due to customers exhibiting a preference for short-term savings investments, which led to the growth in both money market and short term CD accounts, combined with the Bank’s issuance of short-term wholesale deposits, which were used during periods of the year when cash needs were at their greatest. The weighted average rate on CDs and savings declined from 3.06% in 2002 to 2.19% for fiscal 2003.

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

PROVISION FOR LOAN LOSSES

The provision for loan losses increased $476,000, from $1.0 million for fiscal 2002 to $1.5 million for fiscal 2003 due to increased nonperforming loans and higher inherent risk in the Company’s changing loan portfolio, which has been reflected in the Company’s allowance for loan loss methodology. The allowance for loan losses increased during the year from $2.6 million at September 30, 2002 to $3.9 million at September 30, 2003. The increased provision resulted in increased allowance for loan losses as a percentage of total loans to 1.13% from .78%; however, allowance for loan loss as a percentage of nonperforming loans decreased from 101.89% at September 30, 2002 to 91.31% at September 30, 2003. Non-performing assets increased $1.6 million to $4.1 million at September 30, 2003 from $2.5 million at September 30, 2002. The increase in non-performing assets was attributable primarily to prolonged weaknesses in the economy. Despite the increase in non-performing assets, net charge-offs declined from $302,000 during fiscal 2002 to $174,000 for fiscal 2003. The majority of charge-offs ($160,000 in 2003 and $286,000 in 2002) resulted from checking account overdrafts and the consumer loan portfolio.

NON-INTEREST INCOME

Non-interest income increased $4.3 million, or 61.1%, from $7.1 million for the year ended September 30, 2002 to $11.4 million for the year ended September 30, 2003. The increase in non-interest income was primarily the result of increased mortgage revenues of $4.0 million, increased retail banking fees of $186,000 and growth in other non-interest income of $202,000.

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

Other income increased from $591,000 for fiscal 2002 to $728,000 during the year ended September 30, 2003. The increase primarily resulted from an increase in dividend income on equity investments and fee income from a correspondent bank.

NON-INTEREST EXPENSE

Non-interest expense increased $4.3 million to $14.0 million for the year ended September 30, 2003 compared to $9.7 million for the year ended September 30, 2002. The increased expense resulted primarily from increases of $1.8 million in salaries expense, $1.3 million in other expense and $1.0 million increase in occupancy, equipment and data processing expenses.

Compensation expense increased $1.8 million to $6.9 million for the year ended September 30, 2003 compared to $5.1 million in the year ended September 30, 2002. The increase in compensation expense was largely related to the opening of two new retail bank locations and the Overland Park lending office that combined with other areas of business expansion resulted in the addition of 80 employees, bringing the total to 255 at September 30, 2003. In addition, compensation expenses also rose due to management’s decision to accelerate the release of 41,918 additional shares of stock under the employee stock ownership plan, which resulted in approximately $513,000 of additional expense during the year. The release of additional shares both rewarded employees for a strong performance and reduced the future obligation of the plan. Also contributing to increased costs were higher health insurance costs. Additionally, the Company experienced significantly higher salaries and commission expenses during fiscal 2003 due to additions to mortgage staff and a significantly higher lending volume. However, these additional costs were offset by increased deferred origination expenses in accordance with the provisions of Statements of Financial Accounting Standards (SFAS) No.91- Accounting for Nonrefundable Fees and Costs Associated with Origination or Acquiring Loans and Initial Direct Costs of Leases.

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

MARKET RISK ANALYSIS

Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments or other assets due to changes in interest rates, currency exchange rates, or equity prices. Interest rate risk is the Company’s primary market risk and results from timing differences in the repricing of assets and liabilities, changes in relationship between rate indices, and the potential exercise of explicit or embedded options will be realized.

Asset Liability Management Committee - Select members of management meet together on no less than a monthly basis with the primary goal of maximizing net interest income of present and future cash flows through product and pricing analysis. A central function of this committee is the management of interest rate risk. The committee monitors interest rate risk through the use two different financial models: an internal financial model that measures interest rate risk through earnings simulation and the OTS generated interest rate sensitivity analysis reports, which measures interest rate risk by computing changes in the net portfolio value (“NPV”) of its cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates.

Both models are highly assumption dependent and change regularly as the balance sheet and business mix evolve; however, taken together they represent a reasonably comprehensive view of the magnitude of interest rate risk on both current and future streams of cash flow. Assumptions of the earnings at risk model are maintained and determined by management; however, assumptions of the OTS generated NPV reports are determined by the Office of Thrift Supervision. Still both models assume parallel shifts in the yield curve.

Earnings Simulation Modeling: Net income is affected by changes in the level of interest rates, the shape of the yield curve and the general market pressures from competition that affect current market rates at the time of simulation. Certain indexes also do not always move uniformly, creating certain disunities between indices, e.g. the spread between a 30-day prime based asset and a 30 day FHLB advance rate may not have a uniform spread throughout time. The earnings model projects changes in net income caused by the effect of changes in interest rates on interest earning assets and liabilities. Simulation results are measured as a percentage change in net income compared to the static rate scenario. The model considers growth and declines in volume with prepayment assumptions as well as rate changes. Rate changes are modeled gradually over a 12-month period, referred to as a “rate ramp”. The earnings simulation model excludes the changes of non-interest income and expense as well as changes due to tax rates. At September 30, 2004, net income simulation showed an earnings at risk of -3.40% change in a +200 basis point ramped rising rate environment compared to a +1.50% for the same period a year ago. The projected decrease in net income is within the ALCO guideline of -10.0%. The increase in liability sensitivity was due in part to increased convexity of three and five year ARM products in the Bank’s retained portfolio. As interest rates have shifted higher, management has lowered prepayment assumptions for the retained portfolio, causing certain assets to have longer expected durations.

	2004 Net Income Simulation	2003 Net Income Simulation
+300 bp Ramp	-3.30%	1.28%
+200 bp Ramp	-2.11%	0.93%
+100 bp Ramp	-1.01%	0.47%
Static	0.00%	0.00%
-100 bp Ramp	1.15%	-0.38%
-200 bp Ramp	2.33%	N/A
-300 bp Ramp	N/A	N/A

In addition to the earnings at risk model, the Bank uses an interest rate sensitivity analysis developed by the Office of Thrift Supervision to measure its interest rate risk by computing changes in the net portfolio value (“NPV”) of its cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. NPV represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 100 to 300 basis point increase or decrease in market interest rates with no effect given to any steps that management might take to counter the effect of that interest rate movement. Using data compiled by the OTS, the Bank receives a report, which measures interest rate risk by modeling the change in NPV, over a variety of interest rate scenarios. This procedure for measuring interest rate risk was developed by the OTS to replace the “gap” analysis (the difference between interest-earning assets and interest-bearing liabilities that mature or reprice within a specific time period).

Change in Interest Rates	2004 Estimated Change in Net Portfolio Value (in thousands)	2003 Estimated Change in Net Portfolio Value (in thousands)
300 basis point rise	$(8,506)	$(479)
200 basis point rise	(4,111)	513
100 basis point rise	(1,171)	823
Base scenario	—	—
100 basis point decline	(953)	(1,508)

The preceding table indicates that at September 30, 2004, in the event of an increase in prevailing market interest rates of 200 basis points, the Bank’s NPV would be expected to decline by $4.1 million, which equals 6.5% of the Bank’s static net portfolio valuation of $62.9 million. In the event of a sudden and sustained decrease in prevailing market interest rates, the Bank’s NPV would be expected to also decrease.

The following table presents the Company’s financial instruments that are sensitive to changes in interest rates, categorized by expected maturity, and the instruments’ fair values at September 30, 2004. Expected maturities use certain assumptions based on historical experience and other data available to management.

	Weighted Average Rate	Within One Year	One Year to Three Years	After Three Years to Five Years	After Five Years to Ten Years	Beyond Ten Years	Carrying Value Total	Fair Value
	(Dollars in Thousands)
Interest Sensitive Assets

Loans receivable - net (1)	5.67%	$307,003	$102,031	$62,335	$11,388	$27,827	$510,584	$515,582
Loans held for sale - net (2)	5.60%	49,152	—	—	—	—	49,152	49,973
Mortgage-backed securities - HTM	8.07%	194	2	63	15	590	864	944
Mortgage-backed securities - AFS	4.54%	—	—	340	4,361	1,009	5,710	5,710
Debt securities - HTM	1.71%	715	—	—	—	—	715	711
Debt securities-AFS	2.36%	9,224	—	—	—	279	9,503	9,503
FHLB stock	2.25%	7,538	—	—	—	—	7,538	7,538
Fed Funds/Overnight Deposits	1.83%	4,114	—	—	—	—	4,114	4,114

Total interest sensitive assets		$377,940	$102,033	$62,738	$15,764	$29,705	$588,180	$594,075

Interest Sensitive Liabilities

Checking accounts and money market (3)	1.05%	$115,250	$—	$—	$—	$—	$115,250	$115,250
Savings accounts	0.35%	33,702	—	—	—	—	33,702	33,702
Certificate accounts	2.05%	164,621	70,910	6,067	42	—	241,640	241,640
Other borrowed money	3.50%	340	3,490	—	—	—	3,830	3,830
Subordinated debt	4.59%	—	—	—	—	9,279	9,279	9,279
FHLB advances	2.53%	137,500	15,000	2,100	—	—	154,600	154,953

Total interest sensitive liabilities		$451,413	$89,400	$8,167	$42	$9,279	$558,301	$558,654

Off Balance Sheet Items

Operating leases		$266	$512	$165	—	—	$943	$943

Commitments to extend credit	5.84%	$109,331
Unused lines of credit - residential		181,684
Unused lines of credit - commercial		3,262

(1)	Includes non-accrual loans.
(2)	Maturity reflects expected contracted sales to investors.
(3)	Excludes non-interest bearing checking accounts of $16.2 million.

LIQUIDITY RISK

Liquidity risk arises from the possibility the Company may not be able to satisfy current or future financial commitments, or may become unduly reliant on alternative funding sources. The objective of liquidity risk management is to ensure that the cash flow requirements of the depositors and borrowers, as well as the operating cash needs of the Corporation, are met. The ALCO committee meets regularly to consider the operating needs of the organization. Projected cash flows are prepared for a rolling 180 day period, with significant shortfalls in core deposit products examined and wholesale funding decisions made. Funds are available from a number of sources, including core deposits, Federal Home Loan Bank advances, brokered funds, other borrowings and portfolio loan sales.

The Bank maintains adequate levels of liquidity to ensure the availability of funds to satisfy loan commitments and deposit withdrawals. At September 30, 2004, the Bank had outstanding firm commitments to originate loans of $109.3 million, to sell loans on a best-efforts basis of $108.3 million and to fulfill commitments under unused home equity lines of credit of $184.9 million. At the same time, certificates of deposit scheduled to mature in one year or less totaled $164.6 million. Based upon historical experience, management believes the majority of maturing certificates of deposit will remain with the Bank.

If the Bank requires funds beyond its ability to generate them internally, it has the ability to borrow funds from the FHLB equal to 40% of its total assets subject to collateral verification. Under a blanket agreement, the Bank assigns all investments in FHLB stock, all qualifying first residential mortgage loans and all loans held for sale as collateral to secure the amounts borrowed. At September 30, 2004, the Bank had $99.5 million available to it under the above-mentioned borrowing arrangement after advances of $154.6 million from the FHLB. The Company has an additional $12.0 million in unused liquidity through a line of credit with a correspondent bank using the subsidiary Bank stock as collateral. In addition, as long as the Bank maintains a “well capitalized” position, the Bank can issue deposits through a nationally brokered market. Broker deposits offer the advantage of large blocks of liquidity at a lower cost.

The Banks’ principal sources of funds are customer deposits, proceeds from loan sales and loan repayments, FHLB borrowings and maturity and principal payment of securities.

Operating activities provided a net $17.0 million in cash liquidity, stemming primarily from net loans originated for sale less gains on sale, which totaled $12.0 million for the year ending September 30, 2004.

The primary investing activity of the Bank is originating loans. For the year ending September 30, 2004, cash used in investing activities included $241.0 million in net loan originations, $1.5 million in net additions to premises and equipment, $21.9 million in purchases of securities and FHLB stock, which was offset by $12.7 million from sale and maturity of other securities and $2.2 million principal payments on mortgage-backed securities.

At the holding company level, the Company uses cash to pay dividends to stockholders, repurchase common stock and make selected investments and service subordinated and senior debt of the holding company. The main sources of funding for the holding company include dividends from the Bank and dividends and capital gains from equity securities.

CAPITAL RESOURCES

The Company is not subject to any separate regulatory capital requirements. The Bank is required to maintain specific minimum amounts of capital pursuant to OTS regulations. The OTS minimum capital standards generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as stockholders’ equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 3.0% of adjusted assets. The risk-based capital requirement provides for the maintenance of core capital plus a portion of unallocated loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighting assets, the Bank multiplies the value of each asset on its balance sheet by a defined risk-weighting factor (e.g., one-to four-family conventional residential loans carry a risk-weighted factor of 50%).

At September 30, 2004, the Bank’s tangible capital totaled $51.2 million, or 8.07% of adjusted total assets, which exceeded the minimum 1.5% requirement by $41.7 million, or 6.57%. The Bank’s risk-based capital at that date totaled $57.1 million, or 11.48% of risk-weighted assets, which is $17.3 million, or 3.48% above the 8.0% fully phased-in requirement. The Bank’s core capital at that date totaled $51.7 million or 8.15% of average assets, which exceeded the minimum 4% requirement by $26.3 million or 4.15%.

EFFECT OF INFLATION AND CHANGING PRICES

The consolidated financial statements and related financial data presented herein have been prepared in accordance with U.S. generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars, without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company’s operations. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution’s performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

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

	2004 Compared to 2003 Increase (Decrease) Due to				2003 Compared to 2002 Increase (Decrease) Due to
	Rate	Volume	Rate/ Volume	Net	Rate	Volume	Rate/ Volume	Net
	(In thousands)
Interest-earning assets:
Total net loans	$(864)	$3,477	$(146)	$2,467	$(3,050)	$7,708	$(1,357)	$3,301
Debt securities	(68)	132	(51)	13	(8)	(8)	—	(16)
FHLB stock	(62)	(59)	17	(104)	(146)	(146)	146	(146)
Mortgage-backed securities	(103)	144	(38)	3	(9)	(258)	4	(263)
Federal funds sold/overnight deposits	1	23	2	26	(13)	20	(9)	(2)

Total net change in income on interest-earning assets	(1,096)	3,717	(216)	2,405	(3,226)	7,316	(1,216)	2,874

Interest-bearing liabilities:
Interest-bearing deposits	(682)	1,718	(264)	772	(1,158)	1,429	(365)	(94)
Subordinated debt	—	—	183	183	—	—	—	—
FHLB advances/note payable	(296)	(650)	58	(888)	(1,605)	2,311	(1,023)	(317)

Total net change in expense on interest-bearing liabilities	(978)	1,068	(23)	67	(2,763)	3,740	(1,388)	(411)

Net change in net interest income	$(118)	$2,649	$(193)	$2,338	$(463)	$3,576	$172	$3,285

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Pulaski Financial Corp. Board of Directors and Stockholders:

We have audited the accompanying consolidated balance sheets of Pulaski Financial Corp. and subsidiaries as of September 30, 2004 and 2003, and the related consolidated statements of income and comprehensive income, stockholders’ equity and cash flows for each of the years in the two year period ended September 30, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated statements of income and comprehensive income, stockholders’ equity and cash flows for the year ended September 30, 2002, were audited by other auditors whose report dated October 23, 2002 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pulaski Financial Corp. and subsidiaries as of September 30, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the two year period ended September 30, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

St. Louis, Missouri

December 8, 2004

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30, 2004 and 2003

	2004	2003
ASSETS

Cash and amounts due from depository institutions	$15,467,443	$12,092,092
Federal funds sold and overnight deposits	4,113,668	6,563,554

Total cash and cash equivalents	19,581,111	18,655,646
Debt securities available for sale, at fair value	9,503,376	2,085,861
Equity securities available for sale, at fair value	3,482,732	4,346,151
Securities held to maturity, at amortized cost (fair value of $710,671 and $1,724,023 at September 30, 2004 and 2003, respectively)	715,000	1,730,000
Mortgage-backed securities held to maturity, at amortized cost (fair value of $943,658 and $1,292,816 at September 30, 2004 and 2003, respectively)	864,423	1,186,341
Mortgage-backed securities available for sale, at fair value	5,709,985	7,675,453
Capital stock of Federal Home Loan Bank - at cost	7,537,600	3,879,500
Loans receivable held for sale, at lower of cost or market	49,151,789	61,124,438
Loans receivable, (net of allowance for loan losses of $5,579,132 and $3,866,000 at September 30, 2004 and 2003, respectively)	510,584,236	276,894,184
Real estate acquired in settlement of loans, (net of allowance for losses of $47,816 and $2,651 at September 30, 2004 and 2003, respectively)	1,067,881	35,221
Premises and equipment, net	10,701,279	10,344,340
Accrued interest receivable	2,538,953	1,684,444
Intangible assets	523,644	610,918
Bank owned life insurance	11,553,961	7,606,589
Other assets	4,370,381	3,543,601

TOTAL ASSETS	$637,886,351	$401,402,687

LIABILITIES AND STOCKHOLDERS’ EQUITY

LIABILITIES:
Deposits	$406,798,593	$313,606,627
Advances from Federal Home Loan Bank	154,600,000	31,500,000
Note payable	3,830,000	—
Subordinated debt	9,279,000	—
Advance payments by borrowers for taxes and insurance	2,624,699	2,458,170
Accrued interest payable	504,722	270,077
Due to other banks	14,463,691	10,977,617
Other liabilities	4,812,075	6,207,335

Total liabilities	596,912,780	365,019,826

STOCKHOLDERS’ EQUITY :
Preferred stock - $.01 par value per share, 1,000,000 shares authorized; none issued	—	—
Common stock - $.01 par value per share, 18,000,000 shares authorized; 7,945,770 shares issued at September 30, 2004 and 2003, respectively	79,458	79,458
Treasury stock - at cost (2,460,785 and 2,515,040 shares at September 30, 2004 and 2003, respectively)	(17,869,317)	(17,107,849)
Treasury stock - Equity Trust (232,600 and 198,552 shares at September 30, 2004 and 2003, respectively)	(2,842,407)	(2,234,456)
Additional paid-in capital	28,974,701	27,058,914
Unearned MRDP shares	(131,075)	(320,755)
Unearned ESOP shares (36,755 and 60,031 unreleased shares at September 30, 2004 and 2003, respectively)	(183,773)	(300,153)
Accumulated other comprehensive income	18,807	512,887
Retained earnings	32,927,177	28,694,815

Total stockholders’ equity	40,973,571	36,382,861

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$637,886,351	$401,402,687

See accompanying notes to the consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

YEARS ENDED SEPTEMBER 30, 2004, 2003 AND 2002

	2004	2003	2002
INTEREST INCOME:
Loans receivable	$23,088,826	$20,621,499	$17,320,558
Securities	189,793	176,620	193,218
FHLB stock	106,791	210,957	146,266
Mortgage-backed securities	390,345	387,344	650,090
Other	55,941	29,453	31,528

Total interest income	23,831,696	21,425,873	18,341,660

INTEREST EXPENSE:
Deposits	5,197,389	4,424,819	4,519,561
Advances from Federal Home Loan Bank	2,349,413	3,303,472	3,630,268
Subordinated debt	183,300	—	—
Note payable	75,903	10,333	—

Total interest expense	7,806,005	7,738,624	8,149,829

NET INTEREST INCOME	16,025,691	13,687,249	10,191,831

PROVISION FOR LOAN LOSSES	1,934,098	1,487,431	1,011,180

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	14,091,593	12,199,818	9,180,651

NON-INTEREST INCOME:
Retail banking fees	2,388,725	1,879,636	1,693,581
Mortgage revenues	4,589,005	8,523,681	4,559,541
Title policy revenues	134,246	—	—
Insurance commissions	334,330	200,280	189,282
Gain on sales of securities	736,083	73,819	44,065
Other	777,714	727,756	590,661

Total non-interest income	8,960,103	11,405,172	7,077,130

NON-INTEREST EXPENSE:
Salaries and employee benefits	6,474,868	6,881,414	5,097,095
Occupancy, equipment and data processing expense	3,635,067	2,917,109	1,903,988
Advertising	719,626	582,301	491,008
Professional services	729,830	738,844	614,439
Early debt extinguishment expense	—	612,504	—
Other	2,155,066	2,244,966	1,547,412

Total non-interest expense	13,714,457	13,977,138	9,653,942

INCOME BEFORE INCOME TAXES	9,337,239	9,627,852	6,603,839

INCOME TAXES	3,485,584	3,859,751	2,417,794

NET INCOME	$5,851,655	$5,768,101	$4,186,045

OTHER COMPREHENSIVE INCOME - Unrealized (loss) gain on securities available-for-sale (net of income taxes in 2004, 2003 and 2002 of $302,823, $38,758 and $74,854, respectively)	(494,080)	63,236	107,855

COMPREHENSIVE INCOME	$5,357,575	$5,831,337	$4,293,900

Per share amounts:
Basic earnings per share (1)	$1.08	$1.07	$0.78
Basic weighted average common shares outstanding (1)	5,397,356	5,381,713	5,376,216

Diluted earnings per share (1)	$1.01	$1.01	$0.74
Diluted weighted average common shares outstanding (1)	5,796,669	5,718,612	5,685,150

(1)	Earnings per share and common stock share amounts for the 2003 and 2002 fiscal years have been restated to reflect the two-for-one split of the Company’s common stock on July 22, 2003.

See accompanying notes to the consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

YEARS ENDED SEPTEMBER 30, 2004, 2003 AND 2002

	Common Stock (1)	Treasury Stock	Additional Paid-In Capital (1)	Unearned Management Recognition & Development Plan Shares	Unearned ESOP Shares	Accumulated Other Comprehensive Income (loss)	Retained Earnings	Total
BALANCE, OCTOBER 1, 2001	79,458	(12,718,797)	23,963,433	(609,459)	(980,070)	341,796	20,930,814	31,007,175

Comprehensive income:
Net income							4,186,045	4,186,045
Unrealized gain on investment securities, net of tax						135,788		135,788
Less: reclassification adjustment for realized gain on sale of investment securities included in net income, net of tax						(27,933)		(27,933)

Total comprehensive income								4,293,900

Dividends ($.17 per share) (1)							(884,858)	(884,858)
Stock options exercised		760,077					(209,513)	550,564
Stock repurchase (351,798 shares) (1)		(3,169,036)						(3,169,036)
Equity trust shares purchased		(812,195)	812,195					—
Release of ESOP shares			264,991		315,177			580,168
Net Management Recognition and Development Plan Shares issued		(34,542)		16,739			17,803	—
Amortization of Management Recognition and Development Plan shares				176,227				176,227

BALANCE, SEPTEMBER 30, 2002	$79,458	$(15,974,493)	$25,040,619	$(416,493)	$(664,893)	$449,651	$24,040,291	$32,554,140

Comprehensive income:
Net income							5,768,101	5,768,101
Unrealized gain on investment securities, net of tax						107,520		107,520
Less: reclassification adjustment for realized gain on sale of investment securities included in net income, net of tax						(44,284)		(44,284)

Total comprehensive income								5,831,337

Dividends ($.21 per share) (1)							(1,113,577)	(1,113,577)
Stock options exercised		764,582	(133,322)					631,260
Stock repurchase (218,878 shares) (1)		(2,745,366)						(2,745,366)
Equity trust shares purchased		(1,422,260)	1,422,260					—
Release of ESOP shares			511,365		364,740			876,105
Net Management Recognition and Development Plan Shares issued		35,232	44,723	(79,955)				—
Tax benefit for non-qualified stock options and Management Recognition and Development Plan Shares			173,269					173,269
Amortization of Management Recognition and Development Plan shares				175,693				175,693

BALANCE, SEPTEMBER 30, 2003	$79,458	$(19,342,305)	$27,058,914	$(320,755)	$(300,153)	$512,887	$28,694,815	$36,382,861

Comprehensive income:
Net income							5,851,655	5,851,655
Unrealized loss on investment securities, net of tax						(30,347)		(30,347)
Less: reclassification adjustment for realized gain on sale of investment securities included in net income, net of tax						(463,733)		(463,733)

Total comprehensive income								5,357,575

Dividends ($.30 per share)							(1,619,293)	(1,619,293)
Stock options exercised		802,568	5,315					807,883
Stock repurchase (91,988 shares)		(1,566,798)						(1,566,798)
Equity trust shares purchased		(607,951)	607,951					—
Release of ESOP shares			304,993		116,380			421,373
Net Management Recognition and Development Plan Shares issued		2,762	6,738	(9,500)				—
Tax benefit for non-qualified stock options and Management Recognition and Development Plan Shares			990,790					990,790
Amortization of Management Recognition and Development Plan shares				199,180				199,180

BALANCE, SEPTEMBER 30, 2004	$79,458	$(20,711,724)	$28,974,701	$(131,075)	$(183,773)	$18,807	$32,927,177	$40,973,571

(1)	Dividends per share and stock repurchased for 2003 and 2002 fiscal years have been restated to reflect the two-for-one split of the Company’s common stock on July 22, 2003.

See accompanying notes to the consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED SEPTEMBER 30, 2004, 2003 AND 2002

	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$5,851,655	$5,768,101	$4,186,045
Adjustments to reconcile net income to net cash from operating activities:
Depreciation, amortization and accretion:
Premises and equipment	1,143,064	975,092	556,618
Deferred loan fees	1,380,390	719,793	354,189
Management Recognition and Development Plan stock awards	199,180	175,693	176,227
Tax benefit on non-qualified stock options and Management and Development Plan shares	990,790	173,269	—
ESOP shares committed to be released	421,373	876,104	580,168
Provision for loan losses	1,934,098	1,487,431	1,011,180
Provision for losses on real estate acquired in settlement of loans	69,264	48,768	—
Losses (gains) on sale of real estate acquired in settlement of loans	48,881	(30,208)	15,944
Originations of loans receivable for sale to correspondent lenders	(859,606,253)	(1,531,213,293)	(760,089,711)
Proceeds from sales of loans to correspondent lenders	875,404,981	1,575,375,163	705,217,544
Proceeds from sale of non-performing loans	2,477,450	—	—
Gain on sale of loans	(3,826,079)	(8,112,163)	(4,214,544)
Gain on sale of securities	(736,083)	(73,819)	(44,065)
Increase in cash value of bank-owned life insurance policies	(447,372)	(302,109)	(294,822)
Deferred income taxes	(614,302)	(1,216,983)	(170,170)
Changes in other assets and liabilities	(1,837,504)	3,266,050	864,605

Net adjustments	17,001,878	42,148,788	(56,036,837)

Net cash provided by (used in) operating activities	22,853,533	47,916,889	(51,850,792)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash received from branch acquisition, net of cash and cash equivalents received	$—	$29,400,105	$—
Proceeds from sales of investment securities	2,163,232	552,209	485,300
Proceeds from maturities of investment securities	3,290,000	848,000	1,750,000
Proceeds from redemption of FHLB stock	7,268,800	5,061,000	—
Purchases of bank-owned life insurance policies	(3,500,000)	(2,000,000)	—
Purchases of securities and Federal Home Loan Bank stock	(21,863,360)	(7,401,801)	(2,748,350)
Purchases of mortgage-backed securities	—	(5,000,000)	—
Principal payments received on mortgage-backed securities	2,190,205	3,536,926	3,820,902
Net increase in loans	(240,969,803)	(52,098,249)	(25,002,747)
Proceeds from sales of real estate acquired in settlement of loans receivable	317,500	451,000	103,000
Net additions to premises and equipment	(1,500,003)	(4,896,549)	(2,839,307)

Net cash used in investing activities	(252,603,429)	(31,547,359)	(24,431,202)

See accompanying notes to the consolidated financial statements

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED SEPTEMBER 30, 2004, 2003 AND 2002

	2004	2003	2002
CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in deposits	$93,191,966	$81,790,923	$11,559,411
Proceeds from Federal Home Loan Bank advances, net	123,100,000	(85,300,000)	61,800,000
Proceeds from note payable	4,000,000	—	—
Payment on note payable	(170,000)	—	—
Proceeds from issuance of subordinated debt	9,279,000	—	—
Net increase (decrease) in due to other banks	3,486,074	(1,571,264)	4,072,281
Net increase (decrease) in advance payments by borrowers for taxes and insurance	166,529	(622,302)	482,105
Treasury stock issued under stock option plan	807,883	631,260	550,564
Dividends paid on common stock	(1,619,293)	(1,073,863)	(884,858)
Stock repurchase	(1,566,798)	(2,745,366)	(3,169,036)

Net cash provided by (used in) financing activities	230,675,361	(8,890,612)	74,410,467

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	925,465	7,478,918	(1,871,527)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	18,655,646	11,176,728	13,048,255

CASH AND CASH EQUIVALENTS AT END OF YEAR	$19,581,111	$18,655,646	$11,176,728

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest on deposits	$4,962,744	$4,345,245	$4,558,619
Interest on advances from Federal Home Loan Bank	2,349,413	3,303,472	3,630,268
Interest on subordinated debt	183,300	—	—
Interest on other borrowings	75,903	10,333	—
Early debt extinguishment expense	—	612,504	—
Income taxes, net	4,185,879	3,319,600	2,046,000

NONCASH INVESTING ACTIVITIES:
Real estate acquired in settlement of loans receivable	1,468,305	504,781	118,944

See accompanying notes to the consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2004, 2003 AND 2002

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Pulaski Financial Corp. (the “Company”) was formed in May 1998 to become the holding company for Pulaski Bank (the “Bank”) upon the Bank’s reorganization from the mutual holding company form of organization (the “Reorganization”). The Company has no significant assets, other than the outstanding shares of the Bank, and cash and equity investments in other financial institutions. The Company also maintains a special purpose subsidiary which issued Trust Preferred Securities. Management of the Company and the Bank are substantially similar and the Company neither owns nor leases any property, but instead uses the premises, equipment and furniture of the Bank. Accordingly, the information in the consolidated financial statements relates primarily to the Bank.

The Company through the Bank operates as a single business segment, that of a community-oriented financial institution providing traditional financial services through the operation of seven full-service bank locations in the St. Louis and Kansas City metropolitan areas. The Bank is engaged primarily in the business of attracting deposits from the general public and using these and other funds to originate one-to four-family residential, consumer and commercial mortgage loans within the Bank’s lending market area. The Bank is an approved lender/servicer for the Federal Housing Administration (“FHA”) and the Veterans Administration (“VA”), as well as for the Missouri Housing Development Commission (a government agency established to provide home buying opportunities for low income first time home buyers).

The accounting and reporting policies and practices of the Company and subsidiaries conform to U.S. generally accepted accounting principles and to prevailing practices within the banking industry. A summary of the Company’s significant accounting policies follows:

Principles of Consolidation - The consolidated financial statements include the accounts of Pulaski Financial Corp. and its wholly owned subsidiary, Pulaski Bank, and its wholly owned subsidiary, Pulaski Service Corporation. All significant intercompany transactions have been eliminated in consolidation.

Use of Estimates - The preparation of these consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and that affect the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. The allowance for loan losses and fair values of financial instruments are significant estimates reported within the consolidated financial statements.

Cash and Cash Equivalents- For purposes of reporting cash flows, cash and cash equivalents include cash and amounts due from depository institutions, federal funds sold, and overnight deposits at the Federal Home Loan Bank. Generally, federal funds are sold for a one-day period. At September 30, 2004, $4.8 million in cash was held as a restricted deposit by a correspondent bank and was unavailable for liquidity demands.

Securities and Mortgage-Backed Securities Available-for-Sale - Securities and mortgage-backed securities available-for-sale are recorded at their current fair value, adjusted for amortization of premiums and discounts, which are recognized as adjustments to interest income over the life of the securities using the level-yield method. Unrealized gains or losses on securities and mortgage-backed securities available-for-sale are included in a separate component of stockholders’ equity, net of deferred income taxes. Gains or losses on the disposition of securities and mortgage-backed securities available-for-sale are recognized using the specific identification method. Estimated fair values of securities and mortgage-backed securities available-for-sale are based on quoted market prices when available. If quoted market prices are not available, fair values are estimated using quoted market prices for similar instruments.

To the extent management determines a decline in value in a security or mortgage-backed security available-for-sale to be other than temporary, the Bank will adjust the carrying value and include such expense in the consolidated statements of income and comprehensive income.

Securities and Mortgage-Backed Securities Held-to-Maturity - Securities and mortgage-backed securities held-to-maturity are stated at cost, adjusted for amortization of premiums and discounts, which are recognized as adjustments to interest income over the life of the securities using the level-yield method.

To the extent management determines a decline in value in a security or mortgage-backed security held-to-maturity to be other than temporary, the Company will adjust the carrying value and include such expense in the consolidated statements of income and comprehensive income.

Capital Stock of the Federal Home Loan Bank - Capital stock of the FHLB is carried at cost. Dividends received on such stock are reflected as other interest income in the consolidated statements of income and comprehensive income.

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

Allowance for Loan Losses - The Bank maintains an allowance for loan losses to absorb probable losses in the Bank’s loan portfolio. Loan losses are charged and recoveries are credited to the allowance. Provisions for loan losses are charged to the allowance in an amount necessary to maintain an appropriate allowance given risks identified in the portfolio. The allowance is based upon quarterly management estimates of expected losses inherent in the loan portfolio. Management estimates are determined quarterly through a method of quantifying certain risks in the portfolio that are affected primarily by changes in the nature and volume of the portfolio combined with an analysis of past-due and classified loans, but can also be affected by the following factors: changes in lending policies and procedures, including underwriting standards and collection, charge-off and recovery practices, changes in national and local economic conditions and developments, assessment of collateral values by obtaining independent appraisals, and changes in the experience, ability, and depth of lending management staff.

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

The Company’s methodology includes factors that allow the Company to adjust its estimates of losses based on the most recent information available. Historical loss rates used to determine allowance provisions are adjusted to reflect the impact of current conditions, including actual collection and charge-off experience.

Derivative Instruments -The Company originates and purchases derivative instruments in the form of interest rate lock commitments and forward contracts to sell mortgage-backed securities. These instruments have certain interest rate risk characteristics that change in value based upon changes in the capital markets.

Interest Rate Lock Commitments: Commitments to originate loans (interest rate lock commitments) which primarily consist of commitments to originate fixed rate residential mortgage loans are recorded at fair value. Changes in the fair value are recognized in non-interest income on a quarterly basis.

Forward Contracts to Sell Mortgage-Backed Securities-Forward commitments to sell mortgage-backed securities are recorded at fair value. Changes in the fair value of forward contracts to sell mortgage-backed securities are recognized in non-interest income on a quarterly basis.

Stock Split – All common stock shares, earnings per share and dividends per share amounts have been restated to reflect the two-for-one split of the Company’s common stock on July 22, 2003 for the 2003 and 2002 fiscal years.

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

Intangible Assets- On October 1, 2001, the Company adopted SFAS No. 142 -Goodwill and Other Intangible Assets, and SFAS No. 144-Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No.142 requires that intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No.142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. SFAS No. 144 broadens the presentation of discontinued operations to include more disposal transactions. Therefore, the accounting for similar events and circumstances will be the same.

The Company reviews intangible assets for impairment whenever events or changes in circumstances indicate the carrying value of underlying assets may not be recoverable. The Company measures recoverability based upon the future cash flows expected to result from the use of the underlying asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying value of the underlying asset, the Company recognizes an impairment loss. The impairment loss recognized represents the amount by which the carrying value of the underlying asset exceeds the fair value of the underlying asset. As such adjustments become necessary; they are reflected in the results of operations in the periods in which they become known.

The core deposit intangible established during the year ended September 30, 2003, in connection with the acquisition of a branch office is being amortized over seven years utilizing the straight-line method.

Employee Stock Ownership Plan-The Bank has an Employee Stock Ownership Plan (ESOP). Shares are allocated on an annual basis to ESOP participants in an amount that is the equivalent to the ratio of each participant’s salary to that of the total payroll for each year ended December 31. The unallocated shares are released to participants on a quarterly basis at a rate of 7,758 shares as the Bank repays the outstanding loan to the Company. The Bank occasionally prepays a portion of the loan which results in a release of additional shares above and beyond the 7,758 shares released quarterly. As shares are released, compensation expense is recognized equal to the fair value of the shares. The shares held by the ESOP are recorded on the balance sheet as unearned ESOP shares, a contra equity account. The Company credits unearned ESOP shares as the shares are committed to be released based on the cost of the shares to the ESOP. The difference between the fair value of the shares committed to be released and the cost of those shares to the ESOP is charged or credited to additional paid in capital. For earnings per share computations, ESOP shares that have been committed to be released are considered outstanding. ESOP shares that have not been committed to be released are not considered outstanding.

Stock Options -The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25- Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44- Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion No. 25, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123- Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No.123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 148- Accounting for Stock-Based Compensation – Transition and Disclosure, an Amendment of FASB Statement No. 123.

The following table shows pro forma compensation expense, net income and earnings per share as if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards No.123- Accounting for Stock Based Compensation.

	Year Ended September 30,
	2004	2003	2002
Net income:
As reported	$5,851,655	$5,768,101	$4,186,045
Deduct: Total stock-based employee compensation expense, determined under fair value method for all awards - net of tax effect	(141,370)	(155,754)	(175,046)

Pro forma net income	5,710,285	5,612,347	4,010,999
Basic earnings per share:
As reported	1.08	1.07	0.78
Pro forma	1.06	1.04	0.75
Diluted earnings per share:
As reported	1.01	1.01	0.74
Pro forma	0.99	0.98	0.71

For purposes of computing the pro forma effects of stock option grants under the fair value accounting method, the fair value of each stock option grant was estimated on the date of the grant using the Black-Scholes option-pricing model. The following assumptions for fiscal 2004, 2003 and 2002 were used for the grants:

	2004	2003	2002
Risk free interest rate	3.35%	3.00%	3.61%
Expected volatility	24.35%	24.35%	20.00%
Expected life	5 years	5 years	5.5 years
Dividend yield	1.72%	1.77%	2.25%

Income Taxes- Deferred income taxes are determined using an asset or liability approach that requires the recognition of deferred tax assets or liabilities based upon temporary differences in the tax basis of an asset or liability and its related financial statement balance. The deferred tax asset or liability is calculated using the enacted tax rates expected to apply in the period in which the deferred asset or liability is expected to be settled or realized.

Revenue Recognition - Interest income, checking account transaction fees, insurance commissions, automated teller and debit card transaction fees, and other ancillary income related to the Bank’s deposits and lending activities are accrued as earned.

Reclassifications - Certain amounts included in the 2003 and 2002 consolidated financial statements have been reclassified to conform to the 2004 presentation.

2.	SECURITIES

Securities held to maturity at September 30, 2004 and 2003 and available for sale at September 30, 2004 and 2003 are summarized as follows:

	September 30, 2004
Held to Maturity	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Certificates of Deposit	$715,000	$—	$(4,329)	$710,671

Weighted average rate at end of period	1.71%

	September 30, 2003
Held to Maturity	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Certificates of Deposit	$1,730,000	$—	$(5,977)	$1,724,023

Weighted average rate at end of period	1.44%

	September 30, 2004
Available-for-Sale	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
U.S. Government and Agency debt obligations	$9,248,182	$10,183	$(33,989)	$9,224,376
Equity securities	3,477,547	56,074	(50,889)	3,482,732
Other securities	279,000	—	—	279,000

Total	$13,004,729	$66,257	$(84,878)	$12,986,108

Weighted average rate at end of period	2.36%

	September 30, 2003
Available-for-Sale	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
U.S. Government and Agency debt obligations	$1,983,036	$102,825	$—	$2,085,861
Equity securities	3,772,237	590,307	(16,393)	4,346,151

Total	$5,755,273	$693,132	$(16,393)	$6,432,012

Weighted average rate at end of period	6.87%

Provided below is a summary of securities available for-sale which were in an unrealized loss position at September 30, 2004. Approximately 46.0% of the total unrealized loss was comprised of securities in a continuous loss position for less than twelve months, which consisted of U. S. government, and agency securities with estimated maturities or repricings of less than one year. Fannie Mae guarantees the contractual cash flows of these securities. Approximately 54.0% of the total unrealized loss was comprised of securities in a continuous loss position for 12 months or more which consisted of 4 equity securities. The Company has the ability and intent to hold these securities until such time as the value recovers or the securities mature. Further, the Company believes the deterioration in value is attributable to changes in market interest rates and not credit quality of the issuer.

	Securities Available for Sale
		Less than 12 months		12 months or more
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Total Unrealized Losses
U.S. government and agency securities	$7,966,011	$33,989	$—	$—	$7,966,011	$33,989
Equity securities	292,578	5,023	2,094,918	45,866	2,387,496	50,889

Total	$8,258,589	$39,012	$2,094,918	$45,866	$10,353,507	$84,878

Proceeds from sales of available-for-sale securities were $2,163,232, $552,209 and $485,300, for the years ended September 30, 2004, 2003 and 2002, respectively. Gross gains of $736,083, $75,540, and $44,065 were realized on these sales during the years ended September 30, 2004, 2003 and 2002, respectively. Gross losses of $0, $1,721, and $0 were realized on these sales during the years ended September 30, 2004, 2003 and 2002, respectively.

The amortized cost and market values of available-for-sale debt securities at September 30, 2004 by contractual maturity are shown below.

	Held -To-Maturity		Available-for-Sale
Term to Maturity	Amortized Cost	Estimated Market Value	Amortized Cost	Estimated Market Value
One year or less	$715,000	$710,671	$9,248,182	$9,224,376
One year through five years	—	—	279,000	279,000
No stated maturity	—	—	3,477,547	3,482,732

Total	$715,000	$710,671	$13,004,729	$12,986,108

Expected maturities may differ from contractual maturities depending on the repayment characteristics and experience of the underlying financial instruments, on which borrowers have the right to call or prepay certain obligations sometimes without penalties.

Securities with a carrying value of approximately $755,000, and $2.1 million at September 30, 2004 and 2003, respectively, were pledged in conjunction with deposits of public and trust funds, and for other purposes as required by law.

3.	MORTGAGE-BACKED SECURITIES

Mortgage-backed securities held to maturity and available-for-sale at September 30, 2004 and 2003 are summarized as follows:

	2004
Held to Maturity	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Mortgage-backed securities	$783,731	$79,578	$—	$863,309
Collateralized mortgage obligations	80,692	—	(343)	80,349

Total	$864,423	$79,578	$(343)	$943,658

Weighted average rate at end of period	8.07%

	2003
Held to Maturity	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Mortgage-backed securities	$1,071,620	$106,593	$—	$1,178,213
Collateralized mortgage obligations	114,721	—	(118)	114,603

Total	$1,186,341	$106,593	$(118)	$1,292,816

Weighted average rate at end of period	8.16%

	2004
Available-for-Sale	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Mortgage-backed securities	$5,661,029	$82,980	$(34,024)	$5,709,985

Weighted average rate at end of period	4.54%

	2003
Available-for-Sale	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Mortgage-backed securities	$7,524,955	$154,872	$(4,374)	$7,675,453

Weighted average rate at end of period	4.89%

There were no sales of available-for-sale mortgage-backed securities during the years ended September 30, 2004, 2003 or 2002, respectively.

Provided below is a summary of mortgage-backed securities available for-sale which were in an unrealized loss position at September 30, 2004. 100% of the total unrealized loss was comprised of securities in a continuous loss position for less than twelve months which consisted of mortgage backed securities with estimated maturities or repricings of less than seven years. The contractual cash flows of these securities are guaranteed by Fannie Mae. The Company has the ability and intent to hold these securities until such time as the value recovers or the securities mature. Further, the Company believes the deterioration in value is attributable to changes in market interest rates and not credit quality of the issuer.

	Mortgage-backed Securities Available for Sale
		Less than 12 months		12 months or more		Total
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
Mortgage-backed securities	$4,360,939	$34,024	$—	$—	$4,360,939	$34,024

Total	$4,360,939	$34,024	$—	$—	$4,360,939	$34,024

The amortized cost and estimated market value of held to maturity and available-for-sale mortgage-backed securities at September 30, 2004, by contractual maturity, are shown below.

	Held to Maturity		Available-for-Sale
Term to Maturity	Amortized Cost	Estimated Market Value	Amortized Cost	Estimated Market Value
One year or less	$—	$—	$—	$—
One year through five years	259,551	267,787	325,967	340,070
Five years through ten years	15,107	16,948	4,394,964	4,360,940
Ten years or more	589,765	658,923	940,098	1,008,975

Total	$864,423	$943,658	$5,661,029	$5,709,985

Actual maturities of mortgage-backed securities may differ from scheduled maturities depending on the repayment characteristics and experience of the underlying financial instruments, on which borrowers have the right to call or prepay certain obligations sometimes without penalties.

Mortgage-backed securities with a carrying value of approximately $5.9 million and $2.2 million at September 30, 2004 and 2003, respectively, were pledged in conjunction with deposits of public and trust funds, and for other purposes as required by law.

4.	LOANS RECEIVABLE

Loans receivable at September 30, 2004 and 2003 are summarized as follows:

	2004	2003
Commercial & Industrial loans	$22,038,146	$—

Real estate construction and development	34,195,075	12,531,252

Real estate mortgage:
One to four family residential	248,310,884	167,409,541
Multi-family residential	8,571,309	4,205,276
Commercial real estate	44,341,039	4,699,506

Equity lines	158,462,196	89,298,134
Consumer and installment	3,707,828	4,386,071

	519,626,477	282,529,780
Add (less):
Deferred loan costs	3,152,456	1,313,325
Loans-in-process	(6,615,565)	(3,082,921)
Allowance for loan losses	(5,579,132)	(3,866,000)

Total	$510,584,236	$276,894,184

Weighted average rate at end of period	5.67%	5.78%

The adjustable rate loans have interest rate adjustment limitations and are generally indexed to the one-year Constant Maturity U.S. Treasury rate. Future market factors may affect the correlation of the interest rate adjustment with the rates the Bank pays on the short-term deposits that have been primarily utilized to fund these loans.

The Bank is subject to numerous lending related regulations. Under federal law and regulations, the Bank may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of its unimpaired capital and surplus. As of September 30, 2004, the Bank was in compliance with this limitation.

The Bank has made loans to officers and directors. Such loans were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers and did not, in the opinion of management, involve more than normal credit risk.

Changes in loans to officers and directors for the years ended September 30, 2004 and 2003 are summarized as follows:

Balance, September 30, 2002	$155,250
Additions	446,969
Repayments and reclassifications	(257,005)

Balance, September 30, 2003	345,214
Additions	324,065
Repayments and reclassifications	(257,099)

Balance, September 30, 2004	$412,180

Home equity lines of credit to officers and directors totaled $920,530 of which $232,445 had been used as of September 30, 2004.

At September 30, 2004, 2003 and 2002, the Bank was servicing loans for others amounting to approximately $11.9 million, $12.8 million, and $434,000, respectively. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income is recorded on the accrual basis and includes servicing fees from investors and certain charges collected from borrowers.

5.	ALLOWANCE FOR LOAN LOSSES

The following table represents activity in the allowance for loan losses for the years ended September 30, 2004, 2003 and 2002 follows:

	2004	2003	2002
Balance, beginning of year	$3,866,000	$2,553,004	$1,844,214
Provision charged to expense	1,934,098	1,487,431	1,011,180
Charge-offs	(234,416)	(185,838)	(319,802)
Recoveries	13,450	11,403	17,412

Balance, end of year	$5,579,132	$3,866,000	$2,553,004

A summary of impaired loans at September 30, 2004, 2003 and 2002 is as follows:

	2004	2003	2002
Nonaccrual loans	$528,687	$465,512	$422,641
Impaired loans continuing to accrue interest	3,742,038	3,768,317	2,083,094

Total impaired loans	$4,270,725	$4,233,829	$2,505,735

	2004	2003	2002
Allowance for losses on specific impaired loans	$677,175	$778,345	$353,388
Impaired loans with no related allowance for loan losses	—	—	—
Average balance of impaired loans during the year	$3,922,500	$3,437,000	$2,636,500

Non-accrual loans totaled approximately $529,000, $466,000 and $423,000 at September 30, 2004, 2003 and 2002, respectively. Interest income recognized on non-accrual loans was approximately $13,000, $27,000, and $18,000, during 2004, 2003 and 2002, respectively. The difference between interest that would have been recognized under the original terms of non-accrual and renegotiated loans and interest actually recognized on such loans was $16,000, $42,000 and $33,000 during 2004, 2003 and 2002, respectively. Impaired loans continuing to accrue interest are loans that are more than 90 days past due; however, well secured. Impaired loans were $3.7 million and $3.8 million at September 30, 2004 and 2003, respectively.

During the year ending September 30, 2004, the Bank sold a pool of $2.5 million in non-performing residential loans at approximately par value. The Bank wrote off approximately $77,000 in accrued interest lost at time of sale.

6.	REAL ESTATE ACQUIRED IN SETTLEMENT OF LOANS

Real estate acquired in settlement of loans at September 30, 2004, 2003 and 2002 is summarized as follows:

	2004	2003	2002
Acquired in settlement of loans	$1,115,697	$37,872	$—
Allowance for losses	(47,816)	(2,651)	—

Total	$1,067,881	$35,221	$—

Activity in the allowance for losses on real estate acquired in settlement of loans for the years ended September 30, 2004, 2003 and 2002 is summarized as follows:

	2004	2003	2002
Balance, beginning of year	$2,651	$—	$—
Provision charged to expense	69,264	48,768	—
Charge-offs	(24,099)	(46,117)	—

Balance, end of year	$47,816	$2,651	$—

7.	PREMISES AND EQUIPMENT

Premises and equipment at September 30, 2004 and 2003 are summarized as follows:

	2004	2003
Land	$2,377,803	$2,377,803
Office buildings and improvements	8,691,996	7,967,356
Furniture and equipment	5,166,720	4,416,449

	16,236,519	14,761,608
Less accumulated depreciation	(5,535,240)	(4,417,268)

Total	$10,701,279	$10,344,340

Depreciation expense on premises and equipment totaled $1,143,064, $975,092, and $556,618 at September 30, 2004, 2003 and 2002, respectively.

Certain facilities of the Bank are leased under various operating leases. Amounts paid for rent expense for the fiscal years ending September 30, 2004, 2003 and 2002 were approximately $265,000, $193,000, and $122,000, respectively. Future minimum rental commitments under non-cancelable leases are as follows:

Years ended September 30,
2005	$265,758
2006	260,583
2007	251,566
2008	152,383
2009	12,699

Total	$942,989

On May 13, 2003, the Bank purchased an office building at One Insurance Center Plaza. Rental income received for the year ending September 30, 2004 and 2003 was $261,211 and $117,200, respectively.

8.	INTANGIBLE ASSETS

On September 26, 2003, the Company completed its assumption of the deposits and the purchase of certain assets of a bank location in Kansas City, Missouri. The transaction resulted in the acquisition of $30.5 million in deposits. The core deposit intangible associated with the bank office purchase is being amortized over seven years utilizing the straight-line method. The net carrying amount of core deposit intangibles was $523,644 at September 30, 2004.

Amortization of core deposit intangibles associated with the purchase of the bank office was $87,274 and $0 for the years ended September 30, 2004 and 2003, respectively. Amortization of core deposit intangibles has been estimated through September 30, 2010 in the following table, and does not take into consideration any potential future acquisitions or bank office purchases.

Years ended September 30,
2005	$87,274
2006	87,274
2007	87,274
2008	87,274
2009	87,274
Thereafter	87,274

Total	$523,644

9.	DEPOSITS

Deposits at September 30, 2004 and 2003 are summarized as follows:

	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
Transaction accounts:
Noninterest-bearing checking	$16,207,039	—%	$9,395,171	—%
Interest-bearing checking	35,243,493	0.21	25,847,610	0.16
Passbook savings accounts	33,702,472	0.35	32,657,096	0.50
Money market	80,005,702	1.42	64,337,391	1.19

Total transaction accounts	165,158,706	0.81	132,237,268	0.73

Certificates of deposit:
0.00% to .99%	23,392,022	0.70	—	—
1.00% to 1.99%	117,762,143	1.54	90,189,126	1.34
2.00% to 2.99%	60,548,712	2.43	53,479,016	2.24
3.00% to 3.99%	27,325,147	3.33	19,335,575	3.43
4.00% to 4.99%	10,911,308	4.62	14,924,822	4.56
5.00% to 5.99%	1,576,818	5.27	3,312,876	5.24
6.00% to 6.99%	—	—	—	—
7.00% to 7.99%	123,737	7.02	127,944	7.00

Total certificates of deposit	241,639,887	2.05	181,369,359	2.17

Total	$406,798,593	1.54%	$313,606,627	1.56%

The aggregate amount of certificates of deposit with a minimum principal amount of $100,000 was $103.2 million and $62.5 million at September 30, 2004 and 2003, respectively.

At September 30, 2004, the scheduled maturities of certificates of deposit were as follows:

Mature within fiscal year:	Amount	Average Rate
2005	$164,620,554	1.68
2006	48,523,146	2.40
2007	22,387,055	3.65
2008	4,378,139	3.37
2009	1,688,594	3.26
Thereafter	42,399	2.06

Total	$241,639,887	2.05%

A summary of interest expense on deposits for the years ended September 30, 2004, 2003 and 2002 follows:

	2004	2003	2002
Interest-bearing checking	$61,505	$56,086	$85,430
Money market	939,264	712,432	779,390
Passbook savings	120,918	207,835	266,235
Certifcates of deposit	4,075,703	3,448,466	3,388,506

Total	$5,197,390	$4,424,819	$4,519,561

10.	ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from the FHLB at September 30, 2004 and 2003 are summarized as follows:

	2004		2003
Maturing Within Fiscal Year Ending September 30,	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
2004	$—	—%	$5,000,000	1.33%
2005	111,000,000	1.86	—	—
2006	15,000,000	2.60	—	—
2009 ($10m callable in FY 2005)	12,100,000	5.60	10,000,000	5.92
2010 (callable in FY 2005)	4,500,000	6.21	4,500,000	6.21
2011 (callable in FY 2005)	10,000,000	4.51	10,000,000	4.51
2012 (callable in FY 2005)	2,000,000	2.23	2,000,000	2.23

	$154,600,000	2.53%	$31,500,000	4.55%

The average balance of advances from Federal Home Loan Bank was $96.0 million and $122.1 million, respectively, and the maximum month-end balance of advances from Federal Home Loan Bank was $160.5 million and $154.0 million, respectively, for the years ended September 30, 2004 and 2003. The average rates paid on advances from Federal Home Loan Bank during the years ended September 30, 2004 and 2003 were 2.45% and 2.71%, respectively. The assets underlying the FHLB borrowings are under Pulaski Bank’s physical control.

The Bank has the ability to borrow funds from the FHLB equal to 40% of the Bank’s total assets under a blanket agreement which assigns all investments in FHLB stock as well as qualifying first mortgage loans as collateral to secure the amounts borrowed. At September 30, 2004, the Bank had approximately $99.5 million in borrowing capacity available to it under the above-mentioned borrowing arrangement.

11.	SUBORDINATED DEBT

On March 30, 2004, Pulaski Financial Statutory Trust I, a Connecticut statutory trust, issued $9.0 million adjustable-rate preferred securities. The proceeds from this issuance, along with the proceeds from the sale of the Trust’s common securities, were used to acquire $9.3 million aggregate principal amount of the Company’s floating rate junior subordinated deferrable interest debentures due 2034 (the “Debentures”), which constitute the sole asset of the Trust. The interest rate on the Debentures and the capital securities is variable and adjustable quarterly at 2.70% over the three-month LIBOR, with an initial rate of 3.81% and a current rate of 4.59% as of September 30, 2004.

The stated maturity of the Debentures is June 17, 2034. In addition, the Debentures are subject to redemption at par at the option of the Company, subject to prior regulatory approval, in whole or in part on any interest payment date on or after June 17, 2009.

12.	NOTE PAYABLE

The note payable is a 3-year variable rate obligation of the holding company. The note rate is set at the correspondent bank’s prime rate less 1%, or 3.50% at September 30, 2004. Interest is payable beginning March 31, 2004 and each quarter thereafter. Principal is payable over twelve quarterly installments of $85,000 each, beginning June 30, 2004, plus a final payment equal to all unpaid principal on May 20, 2007, the maturity date. At September 30, 2004 and 2003, there were outstanding borrowings of $3.8 million and $0, respectively.

A summary of future note payable payments at September 30, 2004 is as follows:

Years ended September 30,
2005	$340,000
2006	340,000
2007	3,150,000

Total	$3,830,000

13.	INCOME TAXES

Income tax expense for the years ended September 30, 2004, 2003 and 2002 is summarized as follows:

	2004	2003	2002
Current
Federal	$3,552,748	$4,549,797	$2,284,387
State	547,138	526,937	303,577
Deferred	(614,302)	(1,216,983)	(170,170)

Total	$3,485,584	$3,859,751	$2,417,794

Income tax expense for the years ended September 30, 2004, 2003 and 2002 differs from that computed at the federal statutory rate of 34 % as follows:

	2004		2003		2002
	Amount	%	Amount	%	Amount	%
Tax at statutory federal income tax rate	$3,174,661	34.0%	$3,273,469	34.0%	$2,245,305	34.0%
Increase (decrease) resulting from:
ESOP adjustment	103,701	1.1	173,864	1.8	26,246	0.4
State taxes, net of federal benefit	361,111	3.9	347,778	3.6	220,952	3.3
Other	(153,889)	(1.7)	64,640	0.7	(74,709)	(1.1)

Total	$3,485,584	37.3%	$3,859,751	40.1%	$2,417,794	36.6%

The components of deferred tax assets and liabilities, which are included in other assets in the consolidated balance sheets, at September 30, 2004 and 2003, are as follows:

	2004	2003
Deferred tax assets:
Allowance for loan losses	$1,990,029	$1,290,120
Premises and equipment	—	102,519
Management Recognition and Development Plan stock awards	46,175	59,043
Deferred compensation	1,110,392	923,215
Other	115,631	166,388

Total deferred tax assets	3,262,227	2,541,285

Deferred tax liabilities:
FHLB stock dividends	134,007	134,007
Premises and equipment	113,218	—
Unrealized gains on securities available-for-sale	11,527	230,174
Other	11,303	17,881

Total deferred tax liabilities	270,055	382,062

Net deferred tax assets	$2,992,172	$2,159,223

Retained earnings at September 30, 2004 included earnings of approximately $4.1 million representing tax bad debt deductions, net of actual bad debts and bad debt recoveries, for which no provision for federal income taxes has been made. If these amounts are used for any purpose other than to absorb loan losses, they will be subject to federal income taxes at the then prevailing corporate rate.

14.	STOCKHOLDERS’ EQUITY

During fiscal 2004, the Company paid quarterly cash dividends on common stock of $0.09 per share on October 18, 2004 and July 19, 2004 and $0.06 per share on April 19, 2004 and January 19, 2004.

During fiscal 2003, the Company paid quarterly cash dividends on common stock of $0.06 per share on October 20, 2003 and July 21, 2003 and $0.045 per share on April 21, 2003 and January 23, 2003.

During fiscal 2004, the Company repurchased 91,988 shares of its own stock with a total value of $1.6 million at the time of repurchase. The Company has repurchased a total of 3,236,360 shares of its own stock with a total value of $22.3 million since becoming a public company in December 1998.

15.	REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures that have been established by regulation to ensure capital adequacy require the Bank to maintain minimum capital amounts and ratios (set forth in the table below). The Bank’s primary regulatory agency, the OTS, requires that the Bank maintain minimum ratios of tangible capital (as defined in the regulations) of 1.5%, core capital (as defined) of 3% and total risk-based capital (as defined) of 8%. The Bank is also subject to prompt corrective action capital requirement regulations set forth by the OTS. The OTS requires the Bank to maintain minimum of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of September 30, 2004, that the Bank meets all capital adequacy requirements to which it is subject.

As of September 30, 2004 and 2003, the most recent notification from the OTS categorized the Bank as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized” the Bank must maintain minimum total risk-based, Tier I risk-based, Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category.

	Actual		For Capital Adequacy Purposes		To be Categorized as “Well Capitalized” Under Prompt Corrective Action Provisions
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of September 30, 2004
Tangible capital (to total assets)	$51,215	8.07%	$9,524	1.50%	N/A	N/A
Total risk-based capital (to risk-weighted assets)	57,161	11.48%	39,850	8.00%	$49,813	10.00%
Tier I risk-based capital (to risk-weighted assets)	51,739	10.39%	24,906	5.00%	29,888	6.00%
Tier I leverage capital (to average assets)	51,739	8.15%	25,397	4.00%	31,746	5.00%

As of September 30, 2003
Tangible capital (to total assets)	$32,686	8.21%	$5,972	1.50%	N/A	N/A
Total risk-based capital (to risk-weighted assets)	36,334	11.77%	24,703	8.00%	$30,878	10.00%
Tier I risk-based capital (to risk-weighted assets)	32,686	10.59%	15,439	5.00%	18,527	6.00%
Tier I leverage capital (to average assets)	32,686	8.21%	15,925	4.00%	19,906	5.00%

A reconciliation at September 30, 2004 of the Bank’s stockholders’ equity and regulatory risk-based capital follows:

(dollars in thousands)
Tier I stockholders’ equity	$52,193
Deduct:
Non-allowable assets (1)	(989)
Disallowed servicing rights	(6)
Add:
Qualifying intangible assets	524
Unrealized gains on available for sale securities	17

Tangible capital	51,739
Add:
Equity investments to be deducted	(41)
General valuation allowances	5,463

Total risk-based capital	$57,161

(1)	Consists primarily of software.

The Bank is prohibited from paying cash dividends if the effect thereof would be to reduce the regulatory capital of the Bank below the amount required for the liquidation account that the Bank established in connection with the consummation of the Reorganization on December 2, 1998.

16.	EMPLOYEE BENEFITS

On January 21, 2000, shareholders approved a Management Recognition and Development Plan (“MRDP”) under which the Company could award up to 232,760 shares of restricted stock. Of these, 232,260 shares of restricted stock awards vest over a five-year period. As of September 30, 2004, 180,026 shares awarded under the MRDP had vested, 50,754 shares awarded under the MRDP remained subject to restriction and 1,980 shares were available for grant. All awards under the MRDP are satisfied through the issuance of Treasury stock. The unearned MRDP balance is reflected in shareholders’ equity and amortizes to compensation expense over the vesting period. As of September 30, 2004, 500 shares of MRDP were issued and immediately vested. Compensation expense related to vesting of MRDP was $199,180, $175,693 and $176,277 during the years ended September 30, 2004, 2003 and 2002, respectively.

The Bank executed a Supplemental Retirement Benefit agreement for its former chief executive officer. Under the terms of the agreement, the officer is to receive $2,473 monthly, commencing upon his retirement, for a total of 15 years. The net present value of these payments is reflected in other liabilities and totaled $179,675, $195,058 and $209,333 at September 30, 2004, 2003 and 2002, respectively. Compensation expense under this agreement totaled $14,300, $15,400 and $16,400 for the years ended September 30, 2004, 2003 and 2002, respectively.

The Company and the Bank each maintain a three-year employment agreement with the CEO. Under the agreement, the Bank pays the CEO, along with health and welfare benefits provided to other Company and Bank employees a base salary. The CEO’S base salary is reviewed at least annually, and may be increased at the discretion of the Board of Directors. Additionally, the agreement provides for severance payments if employment is terminated following a change in control or upon an event of termination as defined in the agreement. In the event of a change in control and subsequent termination of employment, the CEO will receive a lump sum payment equal to 2.99 times his average annual compensation paid during the five years immediately preceding the change in control.

During the year ended September 30, 2002, the Company created an Equity Trust Plan (the “Trust”) for the benefit of key loan officers and sales staff. The Trust is a plan designed to recruit and retain top- performing loan officers that are instrumental to the Company’s success. Currently, no senior officers participate in the trust plan. The Trust allows the recipients to defer a percentage of commissions earned, which is partially matched by the Company and paid into an independent trust for the benefit of the loan officers. The assets of the trust are limited to the purchase of Company shares in the open market. In exchange for the opportunity to defer income, the participants are required to sign a four-year contract prohibiting them from competing against the Company in the Company’s market area. Should the participants voluntarily leave the Company, they will forgo any accrued benefits. At September 30, 2004, 232,600 shares had been purchased on behalf of the Trust at an average price of $12.22. For purposes of earnings per share, the shares in the Trust are treated as issued and outstanding, thus no dilution is experienced through the purchase or vesting of shares. Expense related to the Trust of $507,952, $1,422,261 and $812,195 for the years ended September 30, 2004, 2003 and 2002, respectively, is treated as loan officer commission expense, and deferred according to SFAS 91. Since the majority of loans originated are sold on a servicing released basis resulting in mortgage revenues, most of the deferred expense is realized as a reduction of mortgage revenue.

At September 30, 2004, the Company had awarded 632,123 shares of common stock under the Company’s stock option plans. At September 30, 2004, the Company had 112,428 reserved but un-issued options. At September 30, 2004, the recipients of the awards had 339,620 shares vested and exercisable at an average exercise price of $6.23. The average exercise price of the ending balance of 632,123 shares was $8.00 at September 30, 2004. Included in this balance were 59,416 options granted in fiscal 2004 with an average exercise price of $17.86. Officers and directors exercised 145,743 option shares during the year ended September 30, 2004. In order for awardees to meet tax obligations, 6,838 shares were returned to treasury. The average option exercise share price was $5.52 at September 30, 2004.

A summary of the status of the Company’s stock option plans for the years ended September 30, is as follows:

	2004		2003		2002
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding-beginning of year	730,116	6.82	843,204	6.25	616,518	4.41
Granted	59,916	17.86	35,400	12.95	396,276	8.31
Exercised	(146,243)	5.52	(145,488)	4.79	(137,136)	4.02
Forfeited	(11,666)	14.70	(3,000)	8.33	(32,454)	6.03

Outstanding-end of year	632,123	8.00	730,116	6.82	843,204	6.25

Exercisable at end of year	339,620	6.23	338,222	5.46	228,362	4.53

Weighted average fair value of options granted during the year	—	$3.85	—	$3.78	—	$2.34

The Bank maintains a 401(k) savings plan for eligible employees. In 2004, 2003 and 2002, the Bank matched 50% of each participant’s contribution up to a maximum of 4%. The Bank’s contributions to this plan were $170,120, $144,900 and $90,890 for the years ended September 30, 2004, 2003 and 2002, respectively.

The Bank established a tax-qualified stock bonus plan known as the Pulaski Bank Employee Stock Ownership Plan (the “ESOP”) for all eligible employees. In connection with the Reorganization on December 2, 1998, 465,520 shares were purchased by the ESOP at $5 a share through a loan from the Company. As the loan is repaid, shares are released from collateral and allocated to each participant in an amount that is equivalent to the ratio of each participant’s salary to that of the total payroll for each year ended December 31. The collateral shares are released on a quarterly basis at a rate of 7,758 shares per quarter and allocated to participants as of the last day of the plan year each year. In fiscal 2003, the Bank made additional principal payments on the loan to the Company, which released an additional 23,276 shares. As a result of the additional payments, the remaining shares are expected to be fully allocated by the end of fiscal 2005. Compensation expense is recognized equal to the average fair market value of the shares as shares are released out of the unallocated general ESOP trust account and into employee accounts. Compensation expense under the ESOP plan was $421,373, $876,105 and $580,168 for the years ended September 30, 2004, 2003 and 2002, respectively. At September 30, 2004 and 2003, the status of the ESOP shares was as follows:

	2004	2003
Allocated shares	378,262	371,062
Unallocated shares	36,755	60,031

Total ESOP shares	415,017	431,093

17.	RECONCILIATION OF BASIC EARNINGS PER SHARE TO DILUTED EARNINGS PER SHARE

Basic earnings per share is computed using the weighted average number of common shares outstanding. The dilutive effect of potential common shares outstanding is included in diluted earnings per share. The computations of basic and diluted earnings per share are presented in the following table.

	Years Ended September 30,
	2004	2003	2002
Net income	$5,851,655	$5,768,101	$4,186,045

Weighted average shares outstanding - basic	5,397,356	5,381,713	5,376,216
Effect of dilutive securities:
Employee stock options	399,313	336,899	308,934

Weighted average shares outstanding - diluted	5,796,669	5,718,612	5,685,150

Earnings per share:
Basic	$1.08	$1.07	$0.78
Diluted	1.01	1.01	0.74

18.	CONTINGENCIES

The Company is a defendant in legal actions arising from normal business activities. Management, after consultation with general counsel, believes that the resolution of these actions will not have any material adverse effect on the Company’s consolidated financial statements.

19.	DERIVATIVES

We utilize derivative financial instruments to assist in our management of interest rate sensitivity of certain mortgage assets. Derivative financial instruments issued by us consist of interest rate lock commitments to originate residential loans. Commitments to originate loans consist primarily of residential real estate loans. At September 30, 2004 the Company had issued $109.3 million of unexpired interest rate lock commitments to mortgage loan customers compared to $34.6 million of unexpired commitments at September 30, 2003.

The Company typically hedges these derivative commitments through one of two means – either by obtaining a corresponding best-efforts lock commitment with an investor to sell the loan at an agreed upon price, or by forward selling mortgage-backed securities. The forward sale of mortgage-backed securities is a means of matching a corresponding derivative asset with similar characteristics as the bank issued commitment but changes directly opposite in fair value from market movements. Loans hedged through forward sales of mortgage backs are sold individually or in pools on a mandatory delivery basis to investors, whereas the best efforts sales are locked on a loan-by-loan basis shortly after issuing the rate lock commitments to our customers. The Company had outstanding forward sales commitments of mortgage-backed securities of $15.3 million in notional value at September 30, 2004 and none at September 30, 2003. At September 30, 2004, this hedge was matched against $16.9 million of interest rate lock commitments that were to be sold through the mandatory delivery of loan pool sales.

The Company does not recognize changes in fair value on the best efforts lock commitments or the corresponding commitments issued to our customers because the best-efforts lock commitment assures the eventual sale of the mortgage loan will be at the then fair market rate at the time of the commitment. Since the Company is not required to deliver loans on these best efforts lock commitments, the Company does not experience any negative impact from customers failing to close on their mortgage loan.

20.	FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

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

At September 30, 2004, the Bank had firm commitments to originate loans of approximately $109.3 million of which $58.7 million were committed to be sold. Of the remaining $50.6 million to be retained, $14.1 million were at fixed rates.

At September 30, 2003, the Bank had firm commitments to originate loans of approximately $34.6 million of which $25.0 million were committed to be sold. Of the remaining $9.6 million to be retained, $4.9 million were at fixed rates. Additionally, the Bank had outstanding commitments to lend to borrowers under unused equity lines of credit of $184.9 million and $143.7 million at September 30, 2004 and 2003, respectively.

At September 30, 2004 and 2003, the Bank had firm commitments to sell loans on a best-efforts basis of $108.3 million and $86.1 million, respectively, which includes $49.1 million and $61.1 million, respectively, recorded in the financial statements as loans held-for-sale. Any unrealized loss on these commitment obligations is considered in conjunction with the Bank’s lower of cost or market valuation on its loans receivable held-for-sale.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. These standby letters of credit are primarily issued to support contractual obligations of the Bank’s customers. The credit risk involved in issuing letters of credit is essentially the same as the risk involved in extending loans to customers. At September 30, 2004, the Bank had seven letters of credit totaling $214,000 due to expire no later than March 2006.

Substantially all of the Bank’s loans are to borrowers located in St. Louis, Kansas City and the surrounding Missouri counties.

21.	FAIR VALUE OF FINANCIAL INSTRUMENTS

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

Carrying values and estimated fair values at September 30, 2004 and 2003 are summarized as follows:

	2004		2003
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
ASSETS:
Cash and cash equivalents	$19,581,000	$19,581,000	$18,656,000	$18,656,000
Securities - HTM	715,000	711,000	1,730,000	1,724,000
Securities - AFS	12,986,000	12,986,000	6,432,000	6,432,000
Capital Stock of FHLB	7,538,000	7,538,000	3,880,000	3,880,000
Mortgage-backed securities - HTM	864,000	944,000	1,186,000	1,293,000
Mortgage-backed securities - AFS	5,710,000	5,710,000	7,675,000	7,675,000
Loans:
Loans receivable held for sale	49,152,000	49,973,000	61,124,000	62,114,000
Loans receivable	510,584,000	515,582,000	276,894,000	282,738,000
Accrued interest receivable	2,539,000	2,539,000	1,684,000	1,684,000

LIABILITIES:
Deposits	406,799,000	406,799,000	313,607,000	313,607,000
Advances from FHLB	154,600,000	154,953,000	31,500,000	33,007,000
Note payable	3,830,000	3,830,000	—	—
Due to other banks	14,464,000	14,464,000	10,978,000	10,978,000
Subordinated debt	9,279,000	9,279,000	—	—
Accrued interest payable	505,000	505,000	270,000	270,000

	2004		2003
	Contract or Notional Amount	Estimated Fair Value	Contract or Notional Amount	Estimated Fair Value
Off-balance sheet financial instruments:
Commitments to originate and purchase first and second mortgage loans	$99,515,000	$—	$34,498,000	$—
Commitments to originate non-mortgage loans	9,816,000	—	100,000	—
Lines of Credit:
Unused Lines of Credit	184,946,000	—	143,709,000	—

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

Note Payable - The carrying value approximates fair value as it is a variable rate obligation.

Due to Other Banks - The carrying value approximates fair value.

Subordinated Debt - The carrying value approximates fair value due to the variable pricing of the debt, which is based upon the 90 day LIBOR rate.

Accrued Interest Payable-The carrying value approximates fair value.

Off-Balance Sheet Items - The estimated fair value of commitments to originate or purchase loans is based on the fees currently charged to enter into similar agreements and the difference between current levels of interest rates and the committed rates. The Company believes such commitments have been made on terms which are competitive in the markets in which it operates; however, no premium or discount is offered thereon and accordingly, the Company has not assigned a value to such instruments for purposes of this disclosure.

The fair value estimates presented herein are based on pertinent information available to management as of September 30, 2004 and 2003. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date. Therefore, current estimates of fair value may differ significantly from the amounts presented herein.

22.	IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, the FASB issued FASB Interpretation No. 46 — Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. This Interpretation was recently reissued in December 2003 as FASB Interpretation No. 46 (revised December 2003) (FIN46R). FIN 46R is intended to achieve more consistent application of consolidation policies to variable interest entities and, thus, to improve comparability between enterprises engaged in similar activities even if some of those activities are conducted through variable interest entities. Including the assets, liabilities, and results of activities of variable interest entities in the consolidated financial statements of their primary beneficiaries will provide more complete information about the resources, obligations, risks and opportunities of the consolidated enterprise. FIN 46R applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. For public companies, it applies no later than the end of the first reporting period ending after December 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN 46R may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. On December 31, 2003, we implemented FIN 46R, which did not have a material effect on our consolidated financial statements.

On May 15, 2003, the FASB issued SFAS No. 150 — Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity as it requires that those instruments be classified as liabilities in statements of financial position. Most of the guidance in SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. For private companies, mandatory redeemable financial instruments are subject to the provisions of SFAS No. 150 for the fiscal period beginning after December 15, 2003. We do not currently have any financial instruments that are within the scope of SFAS No. 150.

In November 2003, the Emerging Issues Tasks Force (EITF) reached a consensus on certain disclosure requirements under EITF Issue No 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. The new disclosure requirements apply to investment in debt and marketable equity securities that are accounted under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, and SFAS No. 124, Accounting for Certain Investments Held by Not-for-Profit Organizations. Effective for fiscal years ending after December 15, 2003, companies are required to disclose information about debt or marketable equity securities with market values below carrying values. The Company has adopted the disclosure requirements of EITF Issue No. 03-1 and they are included in Notes 2 and 3 of this report.

In March, 2004, the Emerging Issues Task Force, (EITF) came to a consensus regarding EITF 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. Securities in scope are those subject to SFAS 115 and SFAS 124. The EITF adopted a three-step model that requires management to determine if impairment exists, decide whether it is other than temporary, and record other than temporary losses in earnings.

In September 2004, the FASB approved issuing a Staff Position to delay the requirement to record impairment losses under EITF 03-1, but broadened the delay’s scope to include additional types of securities. As proposed, the delay would have applied only to those debt securities described in paragraph 16 of EITF 03-1, the Consensus that provides guidance for determining whether an investment’s impairment is other than temporary and should be recognized in income. The approved delay will apply to all securities within the scope of EITF 03-1 and is expected to end when new guidance is issued and comes into effect.

In December 2003, the Financial Accounting Standards Board revised Statements of Financial Accounting Standards No. 132 “Employers’ Disclosures about Pensions and Postretirement Benefits.” This revised Statement requires additional disclosures about the assets, obligations and cash flows of defined benefit pension and postretirement plans, as well as the expense recorded for such plans. This Statement had no effect on the consolidated financial statements.

On March 9, 2004 the SEC issued Staff Accounting Bulletin No. 105, Application of Accounting Principles to Loan Commitments (SAB 105). SAB 105 contains specific guidance on the inputs to a valuation-recognition model to measure loan commitments accounted for at fair value. Current accounting guidance requires the commitment to be recognized on the balance sheet at fair value from its inception through its expiration or funding. SAB 105 requires that fair-value measurement include only differences between the guaranteed interest rate in the loan commitment and a market interest rate, excluding any expected future cash flows related to the customer relationship or loan servicing. As such, SAB 105 will limit opportunities to recognize an asset related to a loan commitment to originate a mortgage loan that will be held for sale prior to funding. The guidance in SAB 105 must be applied to mortgage loan commitments that are accounted for as derivatives and are entered into after March 31, 2004. We evaluated the requirements of SAB 105 and its implementation did not have a material affect on our consolidated financial statements.

23.	SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The results of operations by quarter for 2004 and 2003 were as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
September 30, 2004

Interest income	$5,093,597	$5,177,388	$6,306,407	$7,254,304
Interest expense	1,625,525	1,642,957	2,073,292	2,464,231

Net interest income	3,468,072	3,534,431	4,233,115	4,790,073
Provision for loan losses	263,515	316,260	649,965	704,358

Net interest income after loan loss provision	3,204,557	3,218,171	3,583,150	4,085,715
Non-interest income	2,205,510	2,173,068	2,282,204	2,299,321
Non-interest expense	3,169,556	3,144,255	3,525,235	3,875,411

Income before taxes	2,240,511	2,246,984	2,340,119	2,509,625

Income taxes	836,507	818,986	882,985	947,106

Net income	1,404,004	1,427,998	1,457,134	1,562,519
Earnings per share - basic	0.26	0.27	0.27	0.28
Earnings per share - diluted	0.24	0.25	0.25	0.27

Weighted average shares outstanding - basic	5,370,094	5,376,407	5,403,441	5,439,320
Weighted average shares outstanding - diluted	5,777,435	5,823,680	5,791,178	5,794,615

September 30, 2003

Interest income	$5,247,544	$5,294,254	$5,361,961	$5,522,114
Interest expense	2,093,588	2,017,006	1,902,173	1,725,857

Net interest income	3,153,956	3,277,248	3,459,788	3,796,257
Provision for loan losses	375,971	394,250	311,232	405,978

Net interest income after loan loss provision	2,777,985	2,882,998	3,148,556	3,390,279
Non-interest income	2,476,505	2,573,385	3,469,143	2,886,139
Non-interest expense	2,942,164	3,405,773	3,854,281	3,774,921

Income before taxes	2,312,326	2,050,610	2,763,418	2,501,498
Income taxes	865,795	698,708	1,163,548	1,131,700

Net income	1,446,531	1,351,902	1,599,870	1,369,798

Earnings per share - basic	0.27	0.25	0.30	0.25
Earnings per share - diluted	0.25	0.24	0.28	0.24

Weighted average shares outstanding - basic	5,382,538	5,354,938	5,368,706	5,419,947
Weighted average shares outstanding - diluted	5,688,052	5,674,708	5,700,180	5,810,352

24.	CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS.

The following table presents the condensed balance sheets as of September 30, 2004 and 2003, and the condensed statements of income and cash flows of the Company for the years ended September 30, 2004, 2003 and 2002:

Condensed Balance Sheets	2004	2003
ASSETS:
Cash and cash equivalents	$385,546	$499,466
Investment in Bank	52,193,426	33,342,409
Investments and mortgage-backed securities	1,813,738	2,563,643
Intercompany loan	—	500,000
Other assets	223,098	48,623

TOTAL ASSETS	$54,615,808	$36,954,141

LIABILITIES:
Other borrowed money	$3,830,000	$—
Subordinated debt	9,279,000	—
Dividends payable	493,649	325,844
Other liabilities	39,588	245,436

TOTAL LIABILITIES	13,642,237	571,280

STOCKHOLDERS’ EQUITY	40,973,571	36,382,861

TOTAL LIABILITIES & STOCKHOLDERS’ EQUITY	$54,615,808	$36,954,141

Condensed Statements of Income	2004	2003	2002
INTEREST INCOME	$53,598	$107,217	$47,170
INTEREST EXPENSE	259,203	10,333	2,647

NET INTEREST INCOME	(205,605)	96,884	44,523
NONINTEREST INCOME	761,530	135,423	105,968
NONINTEREST EXPENSE	328,675	337,548	294,171

Income (loss) before income taxes and equity in earnings of Bank	227,250	(105,241)	(143,680)
INCOME TAX PROVISION (BENEFIT)	86,284	(39,531)	(26,060)

Net income (loss) before equity in earnings of Bank	140,966	(65,710)	(117,620)
EQUITY IN EARNINGS OF BANK	5,710,689	5,833,811	4,303,665

NET INCOME	$5,851,655	$5,768,101	$4,186,045

Condensed Statements of Cash Flows	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$5,851,655	$5,768,101	$4,186,045
Adjustments to reconcile net income to net cash from operating activities:
Equity in earnings of Bank	(5,710,689)	(5,833,811)	(4,303,665)
Net change in other assets and liabilities	(4,973)	1,205,452	(851,304)
Realized gain on sale of investments	(736,083)	(73,819)	(44,065)

Net cash (used in) provided by operating activities	(600,090)	1,065,923	(1,012,989)

CASH FLOWS FROM INVESTING ACTIVITIES:
Dividend upstream from Bank	—	—	5,000,000
Capital contribution to subsidiaries	(12,000,000)	—	—
Decrease (increase) in intercompany loan	500,000	1,500,000	(2,000,000)
Purchases of investments	(1,323,230)	(473,301)	(868,350)
Proceeds from sales of investments	2,163,231	552,209	485,300
Principal payments on mortgage-backed securities	99,817	301,322	158,852

Net cash (used in) provided by investing activities	(10,560,182)	1,880,230	2,775,802

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from note payable	4,000,000	—	—
Proceeds from issuance of subordinated debt	9,279,000	—	—
Payment of note payable	(170,000)	—	—
Payments received from loan to ESOP	116,380	364,740	315,177
Payment from subsidiary related to MRDP shares	199,180	175,693	176,227
Stock options exercised	807,883	631,260	550,564
Treasury stock purchases	(1,566,798)	(2,745,366)	(3,169,036)
Dividends paid on common stock	(1,619,293)	(1,073,863)	(884,858)

Net cash provided by (used in) financing activities	11,046,352	(2,647,536)	(3,011,926)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(113,920)	298,617	(1,249,113)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	499,466	200,849	1,449,962

CASH AND CASH EQUIVALENTS AT END OF YEAR	$385,546	$499,466	$200,849

* * * * * *

COMMON STOCK INFORMATION

The common stock of the Company trades on the NASDAQ National Market under the symbol “PULB.” As of December 7, 2004, there are approximately 2,065 stockholders of record of the Company, including brokers or other nominees.

The following table sets forth market price and dividend information for the Company’s common stock for fiscal year 2004 and 2003. Stock prices and dividends per share for the 2003 fiscal year have been restated to reflect the two-for-one split of the Company’s common stock on July 22, 2003.

Fiscal 2004	High	Low	Dividend
First Quarter	$17.00	$14.65	$.06/per share
Second Quarter	$20.44	$16.64	$.06/per share
Third Quarter	$19.00	$14.40	$.09/per share
Fourth Quarter	$19.57	$16.98	$.09/per share

Fiscal 2003	High	Low	Dividend
First Quarter	$10.75	$8.99	$.045/per share
Second Quarter	$11.42	$9.94	$.045/per share
Third Quarter	$14.00	$10.60	$.06/per share
Fourth Quarter	$15.60	$13.75	$.06/per share

The Company’s ability to pay dividends does not currently depend on the Bank’s ability to pay dividends to the Company. The Company currently has enough liquid assets to provide for several quarters of cash flow needs.

The Company is subject to the requirements of Missouri law regarding the payment of dividends. Missouri law generally limits dividends to an amount equal to the excess of the net assets of the Company (the amount by which total assets exceed total liabilities) over its stated capital.

DIRECTORS AND OFFICERS

Directors	Officers
William A. Donius Chairman, President and Chief Executive Officer	William A. Donius Chairman, President and Chief Executive Officer

E. Douglas Britt Retired Thrift Executive	Ramsey K. Hamadi Chief Financial Officer

William M. Corrigan, Jr. Partner, Armstrong, Teasdale LLP	Christopher K. Reichert Executive Vice President

Robert A. Ebel Chairman of the Board of Universal Printing Co.

Leon A. Felman Managing Partner of Felman Family Partnership LP

Timothy K. Reeves President of Keenan Properties of St. Louis

Christopher K. Reichert Executive Vice President

Emeritus Directors
Walter A. Donius Chairman Emeritus and Retired Thrift Executive

Thomas F. Hack Retired Thrift Executive

Edward J. Howenstein Retired Dentist

Stanley J. Bradshaw Principal, Bradshaw Capital Management

CORPORATE INFORMATION

Corporate Headquarters

12300 Olive Boulevard

St. Louis, Missouri

Independent Auditors

KPMG LLP

St. Louis, Missouri

General Counsel

Kappel, Neill and Wolff LLC

St. Louis, Missouri

Armstrong, Teasdale LLP

St. Louis, Missouri

Special Securities Counsel

Muldoon Murphy Faucette & Aggugia LLP

Washington, D.C.

ANNUAL MEETING

The annual meeting of the stockholders will be held Thursday, January 27, 2005 at 2:00 p.m., Central Time, at The St. Louis Art Museum (rear entrance), 1 Fine Arts Boulevard, Forest Park, St. Louis, Missouri.