Form 10-K, Exhibit 13
period 2005-09-30
PULASKI FINANCIAL CORP
filed 2005-12-13
CIK 1062438

Exhibit 13.1

Annual Report to Stockholders

BUSINESS OF THE COMPANY

We are a diversified, community-based, financial institution holding company headquartered in St. Louis, Missouri. We conduct operations primarily through Pulaski Bank, a federally chartered savings bank. Pulaski Bank provides an array of financial products and services for businesses and retail customers primarily through its seven full-service offices in the St. Louis metropolitan area and its lending operations in the Kansas City metropolitan area.

We have grown our assets, deposits and profits internally by building our residential lending operation, by opening de novo branches, and by hiring experienced bankers with existing customer relationships in our market. Although we intend to expand primarily through internal growth, we will continue to explore opportunities to expand through acquisitions of other banks and bank branches. Our goal is to continue to enhance our franchise value and earnings through controlled growth in our banking operations, while maintaining the community-oriented customer service that has characterized our success to date.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

	At or For the Years Ended September 30,
	2005	2004	2003	2002	2001
	(In thousands, except per share amounts)
FINANCIAL CONDITION DATA
Total assets	$789,861	$637,886	$401,403	$369,247	$288,784
Loans receivable, net	633,195	510,584	276,894	227,581	204,115
Loans receivable held for sale	64,335	49,152	61,124	97,174	38,087
Debt and equity securities	10,228	12,986	6,432	4,877	5,962
Capital stock of Federal Home Loan Bank	8,462	7,538	3,880	5,840	3,960
Mortgage-backed securities	4,833	6,574	8,862	7,482	11,305
Assets held for sale	1,017	—	—	—	—
Cash and cash equivalents	25,688	20,296	18,656	11,177	13,048
Deposits	496,171	406,799	313,607	201,270	189,710
Deposit liabilities held for sale	25,375	—	—	—	—
Advances from Federal Home Loan Bank	171,000	154,600	31,500	116,800	55,000
Subordinated debentures	19,589	9,279	—	—	—
Stockholders’ equity	48,246	40,974	36,383	32,554	31,007

OPERATING DATA
Interest income	$37,792	$23,811	$21,426	$18,341	$20,356
Interest expense	16,690	7,806	7,739	8,150	11,453

Net interest income	21,102	16,005	13,687	10,191	8,903
Provision for loan losses	1,635	1,934	1,487	1,011	752

Net interest income after provision for loan losses	19,467	14,071	12,200	9,180	8,151
Non-interest income	10,944	8,981	11,405	7,077	5,564
Non-interest expense	18,514	13,715	13,977	9,653	8,802

Income before income taxes	11,897	9,337	9,628	6,604	4,913
Income taxes	4,418	3,485	3,860	2,418	1,767

Net income	$7,479	$5,852	$5,768	$4,186	$3,146

COMMON SHARE DATA
Basic net income per share	$0.94	$0.75	$0.74	$0.52	$0.37
Diluted net income per share	$0.85	$0.67	$0.67	$0.49	$0.36
Dividends declared per share	$0.28	$0.20	$0.14	$0.06	$0.09
Book value per share	$5.72	$4.98	$4.47	$3.94	$3.61
Weighted average shares-basic	7,926	7,758	7,843	8,064	8,599
Weighted average shares-diluted	8,828	8,695	8,578	8,528	8,863
Shares outstanding-end of period	8,439	7,823	7,758	7,954	8,298

	At or For the Year Ended September 30,
	2005	2004	2003	2002	2001
KEY OPERATING RATIOS
Return on average assets	1.05%	1.18%	1.38%	1.38%	1.12%
Return on average equity	16.55	15.31	16.35	13.24	10.05
Average equity to average assets	6.37	7.68	8.43	10.44	11.12
Interest rate spread	3.05	3.37	3.30	3.40	2.68
Net interest margin	3.19	3.47	3.47	3.66	3.26
Efficiency ratio	57.77	56.56	55.87	55.99	63.20
Dividend payout ratio	32.94	29.70	20.79	22.45	26.17
Non-interest expense to average assets	2.61	2.76	3.34	3.19	3.12
Average interest-earning assets to average interest-bearing liabilities	105.19	106.17	108.95	108.64	113.77
Allowance for loan losses to total loans at end of period	0.97	0.99	1.13	0.78	0.76
Allowance for loan losses to nonperforming loans	113.51	130.64	91.31	101.89	69.30
Net charge-offs to average outstanding loans during the period	0.04	0.05	0.05	0.12	0.12
Nonperforming assets to total assets	0.85	0.84	1.07	0.68	0.92
OTHER DATA
Number of:
Real estate loans outstanding	4,059	3,619	2,651	2,954	2,723
Consumer loans (includes home equity loans)	9,520	8,318	6,336	4,295	3,203
Deposit accounts	33,010	30,390	29,344	23,977	23,733
Number full-time equivalent employees	327	258	239	160	126
Full service offices	8	7	7	5	5
CAPITAL RATIOS (1)
Tangible capital	8.60	8.14	8.18	7.28	9.50
Core capital	8.60	8.14	8.18	7.28	9.71
Total risk-based capital	10.85	11.46	11.73	12.63	12.78

(1)	Capital ratios are for Pulaski Bank.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Management’s discussion and analysis of financial condition and results of operations is intended to assist in understanding our financial condition and results of operations. The information contained in this section should be read in conjunction with the consolidated financial statements and accompanying notes contained elsewhere in this annual report.

This report may contain certain "forward-looking statements" within the meaning of the federal securities laws, which are made in good faith pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts, rather they are statements based on management’s current expectations regarding our business strategies, intended results and future performance. Forward-looking statements are generally preceded by terms such as “expects,” “believes,” “anticipates,” “intends” and similar expressions.

Management's ability to predict results or the effect of future plans or strategies is inherently uncertain. Factors that could affect actual results include interest rate trends, the general economic climate in the market area in which we operate, as well as nationwide, our ability to control costs and expenses, competitive products and pricing offered by competitors, loan delinquency rates and changes in federal and state legislation and regulation. These factors should be considered in evaluating the forward-looking statements and undue reliance should not be placed on such statements. We assume no obligation to update any forward-looking statements.

During the preparation of the September 30, 2005 consolidated financial statements, a weakness in our documentation of certain hedging relationships was uncovered. It was determined that the previously reported quarterly results for December 31, 2004, March 31, 2005 and June 30, 2005 required restatement. For additional information regarding this restatement, see Note 23 to the Consolidated Financial Statements.

Summary of Performance

From September 30, 2001 to September 30, 2005, we have achieved strong growth. Specifically, we have:

•	increased our net income from $3.1 million to $7.5 million;

•	increased our earnings per share (diluted) from $0.36 to $0.85;

•	increased our total assets from $288.8 million to $789.9 million;

•	increased our total deposits from $189.7 million to $521.5 million; and

•	expanded our St. Louis bank branch network from five locations to seven locations.

Diluted EPS - Total Assets

A major driver of our growth has been our residential mortgage business, which generates significant income through loan sales and which provides a source for portfolio loans. Residential mortgage loan originations totaled $1.2 billion for the year ended September 30, 2005 and $1.1 billion for the year ended September 30, 2004. These loans were primarily originated for sale and fueled our mortgage revenue, which totaled $5.4 million for the year ended September 30, 2005 and $4.6 million for the year ended September 30, 2004. At September 30, 2005, we employed 55 residential lenders. In June 2005, we acquired a 50% interest in a joint venture with one of Kansas City’s largest real estate firms, which will provide an additional source of originations.

Net Interest Income - Loans Receivable

In the last two years, our earnings have become less dependent on sources of non-interest income as our loan portfolio has expanded, resulting in higher interest income and ultimately higher net interest income. Net interest income increased $5.1 million to $21.1 million for the year ended September 30, 2005 compared to $16.0 million for the year ended September 30, 2004 and $13.7 million for the year ended September 30, 2003. Our loan portfolio has increased 128.7% over the last two years, from $276.9 million at September 30, 2003 to $510.6 million at September 30, 2004 to $633.2 million at September 30, 2005, primarily due to growth in the commercial loan portfolio. At September 30, 2003, we had a commercial loan portfolio of $16.4 million and were principally a residential lender, with 92% of our portfolio consisting of residential or home equity loans. At the end of fiscal 2003, we hired several commercial lenders to expand and diversify our loan portfolio. Over the past two years, the commercial lending division has been a significant contributor to our growth, with $74.0 million of new loan growth in fiscal year 2005 and $88.8 million of new loan growth in fiscal year 2004. The commercial division’s loan portfolio totaled $179.3 million at September 30, 2005.

We continue to overcome deposit challenges primarily through growth of core deposit accounts. For the year, deposits increased $114.7 million to $521.5 million from $406.8 million at September 30, 2004, including $25.4 million of deposits that will be transferred in connection with the pending sale of our Kansas City branch. Demand deposit accounts, including money market accounts and passbooks, increased $15.4 million during the year while commercial transaction accounts increased $19.0 million to $35.4 million at September 2005 from $16.4 million in September 30, 2004. Over the last year, our non-interest bearing checking account balances increased 85% to $30.0 million due primarily to the growth in commercial relationships. In an effort to become less reliant on wholesale funds, we have focused greater efforts on attracting commercial accounts and on expanding our branch network. During the year, the Company supplemented its core deposit growth with the addition of $37.0 million of additional brokered deposits with $118.9 million at September 30, 2005 compared to $81.9 million at September 30, 2004. We currently have seven bank locations in St. Louis and are planning to increase our bank locations to 12 over the next five years, including the two bank locations in the recently announced Central West End acquisition.

During the year, our efficiency remained strong despite a significant growth in expenses related to entering new lines of business with the title and bond divisions and expanding our audit and compliance divisions in response to the Sarbanes-Oxley Act of 2002. Our efficiency ratio in fiscal 2005 was 57.77% compared to 56.56% in fiscal 2004 and 55.87% in fiscal 2003. The efficiency ratio is a metric that we use to measure our operating efficiency and is determined by dividing the annual non-interest expense by net interest income plus non-interest income, excluding gains from sales of securities.

Recent Developments

Kansas City Branch Sale. On October 7, 2005, we entered into a purchase and assumption agreement pursuant to which we will sell our Kansas City, Missouri branch office to UMB Bank. We expect the transaction to close during the first calendar quarter of 2006. As of September 30, 2005, the deposits to be assumed by UMB Bank totaled approximately $25.4 million. No loans will be transferred in connection with the branch sale. We expect to recognize a gain of approximately $2.8 million in connection with the transaction. Although we are selling our retail branch in Kansas City, Missouri, we remain committed to supporting and growing our loan production office in Overland Park, Kansas and to the joint venture that we established in June 2005 with a large Kansas City-area real estate firm. We determined that our loan origination efforts could continue to be successful without a retail banking presence in Kansas City and that our capital could be put to more effective use by focusing on expansion within our core retail and commercial banking market—the St. Louis metropolitan area.

Acquisition of CWE Bancorp. On October 25, 2005, we entered into an Agreement and Plan of Merger with CWE Bancorp, Inc., pursuant to which we will acquire CWE Bancorp and its wholly owned subsidiary, Central West End Bank, a Federal Savings Bank. Central West End Bank operates two full-service banking offices in St. Louis, Missouri. At September 30, 2005, CWE Bancorp had total assets of $46.2 million, deposits of $40.6 million and stockholders’ equity of $4.5 million. Under the terms of the merger agreement, stockholders of CWE Bancorp will be entitled to elect to receive, in exchange for each share of CWE common stock held, either $8.25 cash or 0.4853 shares of our common stock. The merger consideration is subject to adjustment in connection with the disposition by CWE Bancorp of certain fixed-rate loans as well as several other agreed upon market adjustments at closing. We estimate that we will issue approximately 214,000 shares of our common stock in the transaction and that the total value of the proposed transaction will be $7.6 million. We expect to complete the merger in the first calendar quarter of 2006, pending CWE Bancorp stockholder approval, regulatory approval, and other customary conditions of closing.

CRITICAL ACCOUNTING POLICIES

We have established various accounting policies that govern the application of U.S. generally accepted accounting principles in the preparation of our financial statements. Our significant accounting policies are described in the footnotes to the consolidated financial statements that appear in this report. Certain accounting policies involve significant judgments and assumptions by management that have a material impact on the carrying value of certain assets and liabilities. Management considers such accounting policies to be critical accounting policies. The judgments and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from these judgments and estimates that could have a material impact on the carrying values of assets and liabilities and our results of operations.

We consider the following to be our critical accounting policies: allowance for loan losses and derivative instruments. Determining the amount of the allowance for loan losses involves a high degree of judgment. Refer to Note 1 to our consolidated financial statements, “Accounting Policies,” for a detailed description of our estimation processes and methodology related to the allowance for loan losses.

We employ derivative financial instruments to assist in our management of interest rate sensitivity by modifying the repricing, maturity and option characteristics of certain assets and liabilities. The judgments and assumptions that are most critical to the application of this critical accounting policy are those affecting the estimation of fair value. Fair value is based on quoted market prices. Refer to note 1 to our Consolidated Financial Statements, “Accounting Policies,” for a detailed description of our estimation processes and methodology related to the fair value of derivative financial instruments.

Business Strategy

We have a community banking strategy that emphasizes high-quality responsive, and personalized service to our customers. Due to the consolidation of financial institutions in our market, we believe there is a significant opportunity for a community-focused bank to provide a full range of financial services to small and middle-market commercial and retail customers. By offering quicker decision making in the delivery of banking products and services, offering customized products where appropriate, and providing customer access to our senior managers, we distinguish ourselves from larger, regional banks operating in our market areas, while our larger capital base and product mix enable us to compete effectively against smaller banks. As a result, we believe we have a substantial opportunity to attract experienced management, loan officers and banking customers. We believe this will provide us a competitive advantage as we continue to expand into attractive, high growth markets around the St. Louis metropolitan area through the establishment of de novo bank branch offices, acquisitions of community banks and bank branches, and organic expansion where possible by growing our existing branches in their respective communities.

Our strategy centers around our continued development into a full-service, community-oriented bank and the expansion of our physical footprint to more adequately cover the large geography of the St. Louis metropolitan area. Our efforts to grow assets and earnings are dependant upon the successful growth in each of our five core products: residential, commercial and home equity loans and checking and money market accounts. These five products provide the primary source of our operating income and are the focus of our growth in the balance sheet. We believe the marketplace to be more competitive than ever and that to achieve sustained growth these products must be delivered with both superior and efficient customer care. Driving these relationships are seasoned residential and commercial lenders in our two market areas.

Residential Loans. We have 83 years of experience in residential lending and, as of September 30, 2005, employed 55 residential loan officers in St. Louis and Kansas City. We have become a leading mortgage originator in these two markets, originating $1.2 billion in residential loans during the year ended September 30, 2005, as compared to $1.1 billion for the year ended September 30, 2004 and $1.6 billion for the year ended September 30, 2003. Originations increased in fiscal 2005 primarily as a result of the increased size of the commissioned residential lending staff.

Mortgage Revenue to Sales

The majority of loans originated in the mortgage division are one- to four-family residential loans, which we sell to investors on a servicing-released basis. Residential mortgage loans sold to investors on a servicing-released basis are our largest source of non-interest income and are the primary component of mortgage revenue. For the year ended September 30, 2005, we sold $1.1 billion of residential loans to investors and had mortgage revenue of $5.4 million, compared to $872.3 million in loans sold and $4.6 million in revenue for the year ended September 30, 2004. The average balance of mortgage loans held for sale for the year ended September 30, 2005 was $50.8 million compared to $50.9 million for the year ended September 30, 2004. The flattening of the yield curve continues to negatively impact our spread on loans held for sale. Our margin on loans held for sale has steadily declined with the compressing yield curve from more than 400 basis points to 171 basis points in the quarter ended September 30, 2005. The consolidated net interest margin declined twenty-eight basis points from 3.47% at September 30, 2004 to 3.19% for the year ended September 30, 2005 primarily because of the narrowing margin on the held-for-sale portfolio. We fund loans held for sale with overnight and short-term advances because the loans are typically sold within 30 days of origination. Following a string of rate hikes by the Federal Reserve, our short-term borrowing costs have increased approximately 275 basis points since May 2004, while the average yield on the loans held for sale portfolio increased just 29 basis points from 5.17% at September 30, 2004 to 5.46% during the fiscal year ended September 30, 2005.

Qualifying residential mortgage loans that do not meet the standards for sale in the secondary market are retained in our portfolio and priced on a risk/reward basis. Residential loan balances increased $22.0 million to $289.4 million at September 30, 2005 from $267.4 million at September 30, 2004. The residential retained portfolio consists primarily of 3-year ARM loans that generally do not conform to investor criteria. These loans are underwritten using an internal credit-scoring model, which assesses credit risk and assigns one of five risk-based ratings to the loan. At September 30, 2005, we had approximately $17.1 million in the highest risk category.

During the year ended September 30, 2005, we sold $9.1 million of second mortgage residential loans from portfolio. Each pool was sold as we sought to reduce our concentration in second mortgage residential loans that have combined loan-to-values greater than 90%. We realized gains of $224,000 on the loan pool sales ($140,000 after tax). At September 30, 2005, we had $87.9 million of residential first and second mortgage loans that exceeded 90% loan-to-value.

Commercial Real Estate and Commercial and Industrial Loans. Since fiscal year 2004, we have made the expansion of our commercial division an important priority. As of September 30, 2005, this division had a staff of 14, including five loan officers. In the commercial division, commercial real estate and commercial and industrial loans increased $74.0 million to $179.3 million at September 30, 2005 compared to $105.3 million at September 30, 2004. During the year, the commercial division contributed 59.1% of the growth in the Company’s retained loan portfolio. At September 30, 2005, the commercial division’s loan portfolio consisted of $104.1 million of commercial real estate loans, $26.3 million of commercial and industrial loans, $29.4 million of residential mortgage loans, $18.5 million in construction and development loans and $975,000 in equity lines. The weighted average rate on the commercial division’s loan portfolio was 6.67% at September 30, 2005, compared to 5.41% at September 30, 2004.

Commercial Division Loan Balances

The development of commercial relationships is also enhancing our ability to generate non-interest bearing checking account balances. At September 30, 2005, we had commercial checking and money market accounts of $35.3 million, which represented growth of $19.0 million in core business deposits. At September 30, 2005 the commercial division had $20.9 million in non-interest bearing deposits compared to $9.1 million at September 30, 2004.

Home Equity Lines of Credit. The home equity lines of credit portfolio has grown consistently since fiscal 2001, although continued increases to prime rates have slowed the growth of this product in the latter part of the year as fewer customers are choosing prime-based equity lines with the origination of their first mortgages. Home equity loans consist primarily of revolving lines of credit secured by residential real estate. Equity line balances increased $37.3 million to $195.6 million at September 30, 2005 from $158.3 million at September 30, 2004. The weighted average rate on home equity loans was 7.05% at September 30, 2005 compared to 5.21% at September 30, 2004. Home equity lines of credit are typically approved for qualified borrowers in conjunction with first mortgage loan applications. The large volume of mortgage loans originated in recent years has provided many opportunities to cross-sell this product to customers, which has resulted in consistent strong growth. As a revolving line of credit, we originate the loans as a prime-based asset with low interest rate risk characteristics and attractive yields, lending stability to our net interest margin.

Because home equity lines of credit are generally subordinated to first mortgage loans, the risk of loss increases when the combined loan-to-value ratio increases in relation to the value of the property. Loan balances that exceed 90% of property values are generally insured for loss through mortgage insurance up to 90% of the value of the property.

Home Equity Loans

Checking Accounts. Checking accounts are the cornerstone relationship product in retail banking and the most valuable source of low cost deposits. Our “Totally Free Checking” account not only supports the lowest cost source of liquidity, but also generates important fee income through fees and service charges. The balance of checking accounts increased $9.4 million, or 18.6% during the year ended September 30, 2005 to $60.9 million from $51.5 million at September 30, 2004. The growth in checking account balances was fueled by growth in commercial checking accounts from the expanded commercial division. At September 30, 2005, the weighted average cost of interest-bearing checking accounts was 0.16%.

Retail banking revenue was $2.5 million for the year ended September 30, 2005 compared to $2.4 million for the year ended September 30, 2004. Our marketing focuses much of its resources on cross-selling checking accounts and developing new checking account relationships. We have established a consistent formula for growing fee income from “Free Checking” and have seen revenues increase from $1.3 million in fiscal 2001 to $2.5 million in fiscal 2005, primarily through an increase in clearing and honoring checks for customers who did not have sufficient funds in their checking account to allow the check to clear (“checking account overdrafts”). A fee is charged for every overdraft check. Credit risk can and does arise during the process of honoring overdraft checks. Retail banking fees are generated principally by honoring or rejecting these checks. Historic trends indicate most customers will eventually honor the overdraft checks; however, declines in market conditions could result in higher credit risk.

Non-Interest Bearing Checking Accounts

Money Market Deposits. Our strategic focus includes growing money market deposits as a second core liability product. The balance of money market accounts increased $7.2 million to $87.2 million at September 30, 2005 from $80.0 million at September 30, 2004. We are in our fifth year of pursuing money market accounts as a core product and in our fourth year of a successful marketing campaign, “the Big Bertha Money Market Account”. The product carries interest rate characteristics similar to our home equity loans and is an ideal source of funds for the growth of our line of credit portfolio. Money market accounts are generally less interest rate sensitive and more stable than CD balances. Competition for money market accounts increased during the third quarter of fiscal 2005, as several banks made aggressive marketing efforts to expand their share of this market. We stayed disciplined in our pricing and experienced slower growth toward the end of the year. At September 30, 2005, money market deposits had a weighted average cost of 2.37% compared to the weighted average coupon on the home equity loan portfolio of 7.05%, yielding a net spread of 4.68%. At September 30, 2004, money market deposits had a weighted average cost of 1.42% compared to the weighted average coupon on the home equity loan portfolio of 5.21%, yielding a net spread of 3.79% on these two products.

Money Market Balances

Comparison of Operating Results from 2005 and 2004

Overview

Fiscal year 2005 was another successful year as the Company grew diluted earnings per share 26.9% to $0.85 from $0.67 on net income of $7.5 million for the year ended September 30, 2005, compared to $5.9 million for the year ended September 30, 2004. The Company also increased assets 23.8% to $789.9 million at September 30, 2005 from $637.9 million at September 30, 2004.

Net income increased $1.6 million to $7.5 million primarily on the growth of net interest income. Net interest income expanded $5.1 million to $21.1 million for the year ended September 30, 2005 compared to $16.0 million for the year ended September 30, 2004 due primarily to growth in the loan portfolio, which increased 24.0% to $633.2 million at September 30, 2005 from $510.6 million at September 30, 2004, and was offset by growth in interest bearing liabililities. Commercial lending drove approximately 60% of the growth in the retained loan portfolio during the year ended September 30, 2005, while increases in home equity loans and residential loans accounted for 40%.

Non-interest income grew primarily from growth in the mortgage division. In fiscal year 2005, the Company had a strong mortgage-lending year originating $1.6 billion in loans. As a top lender in St. Louis and Kansas City, the Company generated mortgage revenue of $5.4 million for the year ended September 30, 2005, compared to $4.6 million for the year ended September 30, 2004.

The loan portfolio grew $122.6 million, or 24.0%, during fiscal year 2005 to $633.2 million and $233.7 million, or 84.4%, in fiscal year 2004.

Portfolio Mix at 9/30/2005

Portfolio Mix at 9/30/2001

The above charts show changes in the loan portfolio over the last four years. The loan portfolio in 2005 was $633.2 million compared to $204.1 million in 2001.

For the year, loan growth slightly outpaced deposit growth. For the year, deposits increased $114.7 million to $521.5 million, including $25.4 million of deposits that will be transferred in connection with the pending sale of our Kansas City branch. Demand deposit accounts, including money market and passbooks, increased $15.4 million during the year while commercial transaction accounts increased $15.9 million to $35.4 million. Over the last year, our non-interest-bearing checking account balances increased 85% to $30.0 million due primarily to the growth in commercial relationships. At September 30, 2005, the weighted average cost of interest-bearing checking accounts was 0.16% and totaled $31.0 million. During the year, the growth in the loan portfolio was primarily funded by growth in CD deposits. At September 30, 2005, CD balances totaled $341.0 million. Brokered deposits made up approximately 34.9%, or $118.9 million, of the CD balances at September 30, 2005. Brokered CD balances were $81.9 million at September 30, 2004.

During the year, our efficiency ratio remained strong despite significant growth in expenses related to entering new lines of business with the title and bond divisions and expanding our audit and compliance divisions in accordance with the Sarbanes-Oxley Act of 2002. Our efficiency ratio in fiscal 2005 was 57.77% compared to 56.56% in fiscal 2004.

Average Balance Sheet

The following table sets forth information regarding average balances of assets and liabilities as well as the total dollar amounts of interest income from average interest -earning assets and interest expense on average interest-bearing liabilities, resultant yields, interest rate spread, net interest margin, and ratio of average interest-earning assets to average interest-bearing liabilities for the periods indicated.

	Years Ended September 30,
	2005			2004			2003
	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
	(Dollars in thousands)
Interest-earning assets:
Loans receivable	$584,134	$34,156	5.85%	$387,670	$20,454	5.28%	$250,002	$14,676	5.87%
Loans held for sale	50,815	2,774	5.46%	50,947	2,635	5.17%	125,327	5,945	4.74%
Debt securities	7,200	202	2.80%	3,891	169	4.34%	3,021	177	5.86%
FHLB stock	5,704	222	3.89%	5,073	107	2.11%	7,031	211	3.00%
Mortgage-backed securities	8,373	274	3.27%	7,749	390	5.04%	5,651	387	6.85%
Other (including fed funds)	5,184	165	3.19%	5,254	56	1.07%	2,913	29	1.00%

Total interest-earning assets	661,410	37,793	5.71%	460,584	23,811	5.16%	393,945	21,425	5.44%

Non-interest-earning assets	48,537			36,995			24,547

Total assets	$709,947			$497,579			$418,492

Interest-bearing liabilities:
Interest- bearing deposits	$444,517	$10,182	2.29%	$332,025	$5,197	1.57%	$239,190	$4,425	1.85%
FHLB advances	163,071	5,414	3.32%	96,023	2,350	2.45%	122,084	3,303	2.71%
Note payable	3,701	176	4.75%	2,372	76	3.20%	312	10	3.21%
Subordinated debt	17,471	919	5.26%	4,689	183	3.90%	—	—	—

Total interest-bearing liabilities	628,760	16,691	2.66%	435,109	7,806	1.79%	361,586	7,738	2.14%

Non-interest-bearing liabilities:
Non-interest-bearing deposits	21,264			12,145			7,158
Other non-interest-bearing liabilities	14,727			12,108			14,461

Total non-interest-bearing liabilities	35,991			24,253			21,619
Stockholders’ equity	45,196			38,217			35,287

Total liabilities and stockholders’ equity	$709,947			$497,579			$418,492

Net interest income		$21,102			$16,005			$13,687

Interest rate spread (2)			3.05%			3.37%			3.30%
Net interest margin (3)			3.19%			3.47%			3.47%
Ratio of average interest-earning assets to average interest-bearing liabilities		105.19%			106.17%			108.95%

(1)	Includes non-accrual loans with an average balance of $ 1,075,000, $366,000 and $371,000 for the fiscal years ended September 30, 2005, 2004 and 2003, respectively.

(2)	Yield on interest-earning assets less cost of interest-bearing liabilities.

(3)	Net interest income divided by average interest-earning assets.

Net Interest Income

Net interest income is the difference between interest income on earning assets, such as loans and securities, and the interest expense on liabilities used to fund those assets, including interest bearing deposits, FHLB advances and other borrowings. The amount of net interest income is affected by both changes in the level of interest rates and the amount and composition of earning assets and interest earning liabilities. Net interest income increased $5.1 million to $21.1 million for fiscal 2005 compared to $16.0 million for fiscal 2004. The increase was due to a 43.6% increase in the average balance of interest earning assets, which increased $200.8 million to $661.4 million for fiscal year 2005, compared to $460.6 million for fiscal year 2004. The net interest margin declined 28 bps to 3.19% in fiscal 2005 from 3.47% in fiscal 2004. The net interest margin declined during the year primarily from the continued narrowing spread on loans held for sale as well as higher costs on funds from the Federal Home Loan Bank and higher deposit costs. During the year, our net interest margin was negatively impacted 28 basis points from the spread on this portfolio and the cost of one-week advances from the FHLB narrowed. By the fourth quarter of fiscal year 2005 the spread on this portfolio had dropped to 1.71% from what had been over 400 basis points at the end of fiscal year 2004.

Interest income increased $14.0 million to $37.8 million for fiscal 2005 compared to $23.8 million for fiscal 2004. During the year, the average balance of loans increased $196.3 million to $634.9 million for fiscal 2005. The yield on interest earning assets increased from 5.16% for the year ended September 30, 2004 to 5.71% at September 30, 2005. Due to the growth of prime-based home equity and commercial loans, our assets remain sensitive to changes in interest rates, with 65% of assets set to reprice within 12 months of September 30, 2005.

Interest expense increased $8.9 million to $16.7 million for fiscal 2005 compared to $7.8 million for fiscal 2004. Interest expense grew due to both changes in cost and average balance. The cost of interest-bearing liabilities increased from 1.79% for fiscal year 2004 to 2.66% for the fiscal year ended 2005 as market rates increased in response to increases in the federal funds rate. The rise in costs relate to both higher costs of borrowings from the FHLB as well as higher costs on core deposit and brokered funds. The average balance of interest-bearing liabilities also increased $192.0 million in fiscal year 2005 to $628.8 million primarily due to increases in demand deposit balances (checking, passbook and money market account balances). Our liabilities also remain sensitive to changes in interest rates, with 67% of liabilities set to reprice within 12 months at September 30, 2005.

ADDITIONAL DISCUSSION ON FINANCIAL CONDITION

Cash and cash equivalents increased $5.4 million to $25.7 million at September 30, 2005 from $20.3 million at September 30, 2004. Cash balances included overnight and fed funds investments of $9.1 million at September 30, 2005. Cash balances typically accumulate from proceeds from the sale of loans. These funds are generally used to retire short-term borrowings and to fund loan growth.

Debt securities available for sale declined $9.2 million during the year from $9.2 million at September 30, 2004. During the year, several investments matured and were not replaced with new securities.

Debt securities held to maturity increased $6.0 million during the year to $6.0 million at September 30, 2005. Purchases of debt securities were made in order to provide sufficient collateral for certain deposit relationships.

Federal Home Loan Bank (of Des Moines) stock increased approximately $1.0 million to $8.5 million at September 30, 2005 from $7.5 million at September 30, 2004. Customers of the FHLB are required to hold 5% of the advances borrowed in stock. Consequently, $8.5 million of stock was required on the $171.0 million of advances from the FHLB.

Loans held for sale increased $15.1 million to $64.3 million at September 30, 2005 from $49.2 million at September 30, 2004. These balances represent loans closed in the name of the Bank, but which are committed in advance of closing to be sold to investors. Since these loans are pre-sold at a pre-determined price on a best efforts basis, we are not subject to changes in the future value to be received upon delivery of these loans to investors as a result of changes in interest rates. We generally receive proceeds from the sale of these loans to investors within 30 days of loan closing and benefit from interest income while awaiting sales delivery.

Real estate acquired in settlement of loans declined $314,000 to $754,000 at September 30, 2005 from $1.1 million at September 30, 2004. The real estate owned at year-end consists of several residential properties. The properties have been written down to net realizable value to allow for selling costs and no further losses are expected on the disposal of these properties.

Premises and equipment increased $3.0 million to $13.7 million from $10.7 million at September 30, 2004. Premises and equipment increased during the year as we opened a new branch location in Chesterfield Valley, Missouri, purchased raw land in Florissant for a future location, added building improvements to our home office and financial center and invested in equipment and furniture for additional new employees hired during the year.

Bank-owned life insurance (“BOLI”) increased $4.0 million to $15.6 million at September 30, 2005 from $11.6 million at September 30, 2004. The increase was attributable to the purchase of an additional policy of $3.5 million, combined with an increase in the policies’ cash surrender value of approximately $600,000 during the year. The increase in cash surrender value is treated as other income and is tax-exempt. In the event the cash-surrender values of the policies were liquidated, the gains would retroactively be taxed. The BOLI policies were purchased to offset escalating costs of employee benefits.

At September 30, 2005, the Company had other assets of $7.8 million compared to $4.9 million at September 30, 2004, which consists primarily of a deferred tax asset of $4.2 million and $3.6 million of other miscellaneous receivables and prepaid expenses.

Federal Home Loan Bank (of Des Moines) advances increased $16.4 million to $171.0 million at September 30, 2005 compared to $154.6 million at September 30, 2004. The growth in borrowings was due to more rapid growth in loans and other assets than growth in deposits and equity. At September 30, 2005, $101.0 million of the advances matured in one week or less and were used to fund loans held for sale and other prime-based loans.

Subordinated debentures were issued for $10.3 million during the year ending September 30, 2005. The Company issued $10.3 million of subordinated debentures to support the Bank’s regulatory capital levels, which had declined due to rapid asset growth. At September 30, 2005, subordinated debentures totaled $19.6 million compared to $9.3 million at September 30, 2004.

Due to other banks decreased to $13.6 million at September 30, 2005 compared to $14.5 million at September 30, 2004. Due to other banks represents un-remitted payments for bank and cashier checks issued on September 30, 2005, and the increase represents an increase in check activity on the final day of the fiscal year end. In the normal course of business, settlement for amounts due to other banks is made the following business day.

Total stockholders’ equity increased $7.2 million to $48.2 million at September 30, 2005 from $41.0 million at September 30, 2004. The increase was due primarily to growth in retained earnings, which was driven by net income of $7.5 million. Stockholders’ equity also increased $533,000 from tax benefits on stock options and restricted stock awards, $974,000 from the exercise of stock options, $762,000 on shares released from the employee stock ownership plan, and $90,000 from restricted shares. During the 2005 fiscal year, we repurchased 13,717 shares at an average cost of $13.87 for a total of $190,194. In addition, we paid regular dividends of $2.3 million and had a comprehensive loss of $42,000 that reduced stockholders’ equity. Treasury stock – equity trust increased $1.1 million due to stock purchases for the plan. We maintain an equity trust plan for the benefit of a select group of top-performing loan officers and other key staff outside of senior management. The shares purchased for the trust have no net impact on equity as the trustee purchased the shares from the open market using deferred commissions and other earnings, and are reflected as both an increase to treasury shares and an increase to additional paid-in capital. The shares continue to be reflected as outstanding for earnings per share calculations.

NON-PERFORMING ASSETS AND DELINQUENCIES

Total non-performing assets increased $1.5 million from $5.3 million at September 30, 2004 to $6.8 million at September 30, 2005. The increase in non-performing assets was due primarily to an increase in past-due residential real estate loans, which increased $1.0 million during the year. At September 30, 2005, we had $4.9 million in non-performing residential assets, including $754,000 of real estate acquired in settlement of loans, compared to $3.9 million in non-performing residential assets, including $1.1 million of real estate acquired in settlement of loans at September 30, 2004. In the Midwest region of the United States, residential properties have not experienced unusually high price appreciation over the last ten years and therefore have not experienced any significant price declines during down housing markets. In an economic environment that resulted in declining residential values, we would be at increased risk of credit losses from non-performing loans.

Non-performing home equity loans increased $337,000 during the year. At September 30, 2005, we had a balance of $618,000 of non-performing home equity loans, or 0.32% of the home equity loan portfolio, and had $10,000 in charge-offs during the year ended September 30, 2005. At September 30, 2004, we had $281,000 in non-performing home equity balances, or 0.18% of the home equity portfolio.

At September 30, 2005, we had one substandard commercial loan, which was a residential construction loan to a commercial borrower in the amount of $456,000.

PROVISION FOR LOAN LOSSES

The provision for loan losses totaled $1.6 million for the year ended September 30, 2005 compared to $1.9 million for the year ended September 30, 2004. The decrease in the provision for loan losses during the year was due primarily to smaller increases in commercial, home equity and residential loans, compared to the previous period. For the year ended September 30, 2005, we had net loan losses of $44,000 from residential real estate loans compared to $67,000 for the year ended September 30, 2004 and $15,000 during the year ended September 30, 2003. We have no charge-off history with our commercial loan portfolio, although a $1.5 million non-performing commercial loan was sold in September for no gain.

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses increased $1.2 million to $6.8 million at September 30, 2005 from $5.6 million at September 30, 2004. The increase in the allowance for loan loss was due primarily to an increase in the balance of loans in our performing risk rating categories of our allowance for loan loss methodology. The performing retained loan portfolio increased approximately $120 million and we typically reserve between 40 and 125 basis points on performing loans depending on management’s assessment of risk on the loans. The allowance as a percentage of non-performing loans decreased from 130.64% at September 30, 2004 to 113.51% at September 30, 2005, while the allowance as a percentage of total loans decreased slightly from 0.99% at September 30, 2004 to 0.97% at September 30, 2005. Loans that were 90 days or more past due and still accruing interest were $5.8 million and $3.7 million at September 30, 2005 and 2004, respectively. The increase was due to a rise in the number of non-performing residential first mortgages and second mortgage home equity loans.

DISCUSSION OF OTHER NON-INTEREST INCOME

Title Division Results. Our title division, which began operations in June 2004, was established to capture sales opportunities from the mortgage and commercial divisions’ lending activities. The title division’s primary activities include researching and issuing title policies on mortgage and commercial loans. The division had operating profits for the year ended September 30, 2005 of $298,000 on revenue of $795,000, compared to a net operating loss of $75,000 in the first three months the business unit was in operation in fiscal 2004. The operating loss in 2004 was due primarily to startup costs. Driving earnings during fiscal 2005 were 2,707 title orders compared to 383 during fiscal 2004. At September 30, 2005, the division had cash balances of $397,000 and escrow liabilities of $122,000.

Investment Division Results. The investment division is a newly formed business unit that began operations in the first quarter of fiscal year 2005. The investment division’s activities consist primarily of brokering bonds to other community banks, municipalities and high net worth individuals. Due to the flattening yield curve, many of the division’s regular buyers of bonds are choosing not to invest in bonds until the rate environment improves. During the year, we had an operating loss of $197,000 on revenues of $668,000. The division had operating expenses of $865,000, which consist primarily of compensation expense.

Insurance commissions decreased $127,000 to $207,000 for the year ended September 30, 2005 from $334,000 for the year ended September 30, 2004. Insurance commissions stem primarily from revenue received for brokering annuity sales to insurance companies. In 2004, we had several large sales that bolstered 2004 insurance commission revenue.

Gain on sale of securities There were no sale of securities for the fiscal year-ended September 30, 2005, compared with $736,000 during fiscal 2004. The prior year gain was due to the sale of certain equity securities.

Other income increased $301,000 to $1.1 million for the year ended September 30, 2005 from $799,000 for the year ended September 30, 2004. Other income consists primarily of fee income from correspondent banks and changes in value of bank-owned life insurance policies (“BOLI”). Correspondent bank revenues rose due to increased crediting rates on changes in the interest rate environment and the BOLI revenue grew due to an additional policy purchase during fiscal year 2005.

DISCUSSION OF OTHER NON-INTEREST EXPENSE

Salaries and employee benefits expense increased $2.7 million to $9.2 million for the year ended September 30, 2005 from $6.5 million for the year ended September 30, 2004. Compensation expense increased due to the addition of 60 new employees in fiscal year 2005. The staff growth resulted from the addition of employees to the investment, title, and commercial divisions as well as audit and accounting staff relating to Sarbanes-Oxley Act compliance.

Occupancy and equipment expense increased $545,000 to $4.2 million for the year ended September 30, 2005 from $3.6 million for the year ended September 30, 2004. The increase in expense was due primarily to the addition in fiscal 2005 of the Chesterfield bank location and renovation of our main office location.

Loss on derivative instruments increased $320,000 during the year to $320,000 at September 30, 2005 from $0 for the year ended September 30, 2004. As discussed in Note 23 to the consolidated financial statements, we restated our results for the quarters ended December 31, 2004, March 31, 2005 and June 30, 2005.

Other expenses increased $765,000 to $2.9 million during fiscal 2005 from $2.2 million in fiscal 2004. The increase was largely due to increase in our staff and the addition of a new office, as well as newly introduced Sarbanes-Oxley Act procedures, increases in stationery costs, underwriting costs, document delivery expenses, and ATM/check losses.

INCOME TAXES

The provision for income taxes increased from $3.5 million for the year ended September 30, 2004 to $4.4 million for the year ended September 30, 2005 due to increase in net income for the fiscal year 2005. The effective tax rate for fiscal 2005 declined from 37.3% in fiscal year 2004 to 37.1% in fiscal year 2005.

RESULTS OF OPERATIONS FOR THE YEARS ENDED SEPTEMBER 30, 2004 AND 2003

Overview Fiscal year ended September 30, 2004 was a highly successful year as we increased assets 58.9% to $637.9 million from $401.4 million at September 30, 2003. This increase consisted primarily of portfolio loans, which increased 84.4% to $510.6 million at September 30, 2004 from $276.9 million at September 30, 2003.

Net income increased $84,000 to $5.9 million for the year ended September 30, 2004, compared to $5.8 million for the year ended September 30, 2003. While we established record earnings in fiscal 2004 due to increased net interest income, we had to overcome a significant hurdle due to a 46% decline in mortgage revenue, which fell to $4.6 million during the year ended September 30, 2004 from $8.5 million during the year ended September 30,

2003. In fiscal 2003, we had our best mortgage-lending year in history, originating and selling nearly $1.6 billion in mortgage loans in St. Louis and Kansas City.

In the fourth quarter of fiscal 2003, the strong mortgage-banking environment collapsed due to increases in interest rates. To overcome the lost revenue from the mortgage banking division, we determined to transition beyond our history as a small local thrift that specialized in mortgage lending into a growth-oriented community bank. We reformed our strategic plan to expand our commercial banking presence through recruitment and human talent acquisition and to continue expanding our retail and mortgage banking operations. At the end of fiscal 2003, we hired three experienced commercial loan officers. The commercial loan department increased its loan portfolio to more than $105.0 million at September 30, 2004 from a balance of $16.4 million at September 30, 2003 and took in more than $32 million in commercial deposits. In addition to expanding the commercial portfolio, the residential and home equity divisions continued to sell and expand their retained portfolios resulting in a net $233.7 million increase in the retained loan portfolio.

During the year ended September 30, 2004, our efficiency ratio remained strong despite the decline in the mortgage banking division. Our efficiency ratio in fiscal 2004 was 56.56% compared to 55.87% in fiscal 2003.

Net Interest Income Net interest income increased $2.3 million to $16.0 million for fiscal 2004 compared to $13.7 million for fiscal 2003. The increase was primarily due to growth in the average balance of interest earning assets, which increased $68.1 million to $462.0 million for fiscal 2004, compared to $393.9 million for fiscal 2003. The net interest margin was unchanged at 3.47% in fiscal 2004 compared to fiscal 2003.

Interest income increased $2.4 million to $23.8 million for fiscal 2004 compared to $21.4 million for fiscal 2003. During the year, the average balance of loans increased $63.3 million to $438.6 million for fiscal 2004. The average balance of loans receivable increased $137.7 million during the year, but the impact of this growth was offset by the decline in average balance of loans held for sale, which declined $74.4 million to $50.9 million for the year ended September 30, 2004. Loans held for sale declined due to the overall decline in the mortgage banking industry. The yield on interest earning assets declined from 5.44% to 5.16% due to the growth of prime-based home equity and commercial loans that have lower weighted average yields but have a rate that adjusts monthly.

Interest expense increased $67,000 to $7.8 million during fiscal 2004 compared to $7.7 million for fiscal 2003. Interest expense was largely unchanged despite a $73.5 million increase in the average balance of interest bearing liabilities. Cost of interest bearing liabilities declined primarily due to a decline in the average rate paid on interest bearing liabilities, which dropped from 2.14% during fiscal 2003 to 1.79% for fiscal 2004. Increases in demand deposit balances (checking, passbook and money market account balances) and declining rates on CDs and FHLB advances lowered the weighted average cost of interest bearing liabilities. The average balance of demand deposit accounts increased $32.9 million to $165.2 million during fiscal 2004, with a weighted average cost of 0.81%. The weighted average cost of CDs and FHLB advances declined from 2.17% and 2.71% in fiscal 2003, respectively to 1.83% and 2.45% in fiscal 2004, respectively. The average rate paid on CDs and FHLB advances both declined due to the general declining rate environment of fiscal 2003, which resulted in a sustained low rate environment in fiscal 2004. In addition, we benefited from early retirement of $10.0 million of long-term debt during fiscal 2003 that lowered interest expense in fiscal 2004.

Provision for Loan Losses The provision for loan losses totaled $1.9 million for the year ended September 30, 2004, compared to $1.5 million for the year ended September 30, 2003. The increase in the provision for loan losses during the year was due primarily to the higher balance of commercial loans, home equity lines of credit and lower credit residential loans, which carry a higher level of risk than the portfolio that existed at September 30, 2003.

Non-Interest Income Mortgage revenue fell to $4.6 million during the year ended September 30, 2004 from $8.5 million during the year ended September 30, 2003. In fiscal 2003, we had our best mortgage-lending year in history, originating and selling nearly $1.6 billion in mortgage loans in St. Louis and Kansas City.

Retail banking revenue increased $509,000 to $2.4 million for the year ended September 30, 2004 compared to $1.9 million for the year ended September 30, 2003. Growth in retail banking revenues stemmed from fees associated with the continued growth of the “Free-Checking” program through marketing, sales and customer service.

Insurance commissions increased $134,000 to $334,000 for the year ended September 30, 2004 from $200,000 for the year ended September 30, 2003. Insurance commissions stem primarily from revenue received for brokering annuity sales to insurance companies. In 2004, we bolstered our sales efforts.

The title division, which began generating revenues in the fourth quarter of 2004, generated $134,000 in fees for the year ended September 30, 2004. During its brief operations in fiscal 2004, the division’s sales consisted primarily of selling policies to our residential mortgage borrowers in connection with the origination of their residential mortgage loans.

Gain on sale of securities increased $662,000 to $736,000 during fiscal 2004 compared to $74,000 during fiscal 2003. The increase in the gain was due to the decision to sell certain equity securities during the first two quarters of fiscal 2004.

Other income increased $71,000 to $799,000 for the year ended September 30, 2004 from $728,000 for the year ended September 30, 2003. Other income consists primarily of fee income from correspondent banks, and return from changes in value of the BOLI.

Non-Interest Expense Salaries and employee benefits expense declined $407,000 to $6.5 million during the year ended September 30, 2004 from $6.9 million during the year ended September 30, 2003. While we added employee costs for the growth in the commercial, title, home equity and retail banking divisions, the costs associated with the residential mortgage division declined. Salaries expense during fiscal 2003 was elevated due to management’s decision to accelerate the release of 41,918 shares of stock under the employee stock ownership plan, which resulted in approximately $513,000 of additional expense during the year ended September 30, 2003.

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

Income Taxes The provision for income taxes decreased from $3.9 million for the year ended September 30, 2003 to $3.5 million for the year ended September 30, 2004 due to a lower effective tax rate in fiscal 2004 of 37.3% compared to 40.1% in fiscal 2003. The decreased tax expense resulted from permanent tax differences from shares released from the ESOP. When shares are released from the ESOP, there is a permanent difference on the share release. We have booked expense at the fair-market value of the shares released but get taxable expense deductions equivalent to historic cost of the shares. There were more shares released to participants of the plan in fiscal 2003 than in fiscal 2004.

Additional Discussion on Financial Condition at September 30, 2004 and 2003

For the year, loan growth outpaced deposit growth. Total deposits increased $93.2 million to $406.8 million at September 30, 2004 from $313.6 million at September 30, 2003. Demand deposit accounts, including checking, money market and passbook accounts, increased $32.9 million to $165.2 million. Demand deposit accounts at a weighted average cost of 0.81% at September 30, 2004 represent the lowest cost-funding source for the Bank. Time deposit balances also increased $60.2 million and totaled $241.6 million at September 30, 2004. At September 30, 2004, we had $52.1 million in deposits through brokered issued certificates of deposit.

Federal Home Loan Bank advances increased $123.1 million to $154.6 million at September 30, 2004 from $31.5 million at September 30, 2003, which were primarily used to support loan growth.

Cash and cash equivalents increased $1.6 million to $20.3 million at September 30, 2004 from $18.7 million at September 30, 2003. Cash balances included overnight and fed funds investments of $4.1 million at September 30, 2004, which are funds that typically accumulate from sold loan proceeds wired from investors.

Debt securities available for sale increased $7.1 million during the year to $9.2 million at September 30, 2004 from $2.1 million at September 30, 2003. During the year, we purchased an $8.0 million investment to be used for collateral to be pledged against institutional deposits.

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

BOLI increased $4.0 million to $11.6 million at September 30, 2004 from $7.6 million at September 30, 2003. The increase was attributed to the purchase of an additional policy of $3.5 million, combined with an increase in the policies’ cash surrender value of $447,000 during the year.

At September 30, 2004, we had other assets of $4.9 million, which consist primarily of a deferred tax asset of $3.3 million and $1.1 million of other miscellaneous receivables and prepaid expenses.

During the year ended September 30, 2004, we borrowed $4.0 million from a correspondent bank for operating needs of the holding company. At September 30, 2004, we had $3.8 million in other borrowed money. In addition, we issued $9.3 million of subordinated debt in fiscal 2004 to support the Bank’s regulatory capital levels, which had declined due to the rapid asset growth. At September 30, 2004, subordinated debentures totaled $9.3 million compared to none at September 30, 2003.

Total shareholders’ equity increased $4.6 million to $41.0 million at September 30, 2004 from $36.4 million at September 30, 2003. The increase was due primarily to growth in retained earnings, which was driven by net income of $5.9 million. Shareholders’ equity also increased $991,000 from tax benefits on equity-based compensation plans, $808,000 from the exercise of stock options, $421,000 on shares released from the employee stock ownership plan, and $199,000 from amortization of restricted stock awards. During the 2004 fiscal year, we repurchased 91,988 shares at an average cost of $17.03 for a total of $1.6 million. In addition, we paid regular dividends of $1.6 million and had a comprehensive loss of $464,000 that reduced shareholders’ equity. Treasury stock – equity trust increased $608,000 due to stock purchases for an equity compensation plan.

MARKET RISK ANALYSIS

Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments or other assets due to changes in interest rates, currency exchange rates, or equity prices. Interest rate risk is our primary market risk and results from timing differences in the repricing of assets and liabilities, changes in relationship between rate indices, and the potential exercise of explicit or embedded options will be realized.

NPV Analysis: NPV represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 100 to 300 basis point increase or decrease in market interest rates with no effect given to any steps that management might take to counter the effect of that interest rate movement. Using data compiled by the OTS, we receive a report, which measures interest rate risk by modeling the change in NPV, over a variety of interest rate scenarios.

Change in Interest Rates	2005 Estimated Change in Net Portfolio Value (in thousands)	2004 Estimated Change in Net Portfolio Value (in thousands)
300 basis point rise	$(4,639)	$(8,506)
200 basis point rise	(1,925)	(4,111)
100 basis point rise	(252)	(1,171)
Base scenario	—	—
100 basis point decline	(822)	(953)
200 basis point decline	(3,196)	N/A

The preceding table indicates that at September 30, 2005, in the event of an increase in prevailing market interest rates of 200 basis points, NPV would be expected to decline by $1.9 million, which equals 2.08% of static net portfolio valuation of $92.5 million. In the event of a sudden and sustained decrease in prevailing market interest rates, NPV would be expected to also decrease. In the event of a decrease in prevailing market rates of 200 basis points, NPV would be expected to decline by $3.2 million, which equals 3.46% of static net portfolio valuation.

The following table presents the Company’s financial instruments that are sensitive to changes in interest rates, categorized by expected maturity, and the instruments’ estimated fair values at September 30, 2005. Expected maturities use certain assumptions based on historical experience and other data available to management.

	Weighted Average Rate	Within One Year	One Year to Three Years		After Three Years to Five Years	After Five Years to Ten Years	Beyond Ten Years	Carrying Value Total	Estimated Fair Value
	(Dollars in Thousands)
Interest Sensitive Assets
Loans receivable - net (1)	6.59%	$382,840	$118,299		$62,433	$36,546	$33,077	$633,195	$630,904
Loans held for sale - net (2)	5.78%	64,335	—		—	—	—	64,335	65,442
Debt securities - HTM	3.56%	1,983	3,993		—	—	—	5,976	5,922
Mortgage-backed securities - HTM	8.12%	158	12		32	2	446	650	699
Mortgage-backed securities - AFS	4.40%	—	112		101	3,380	589	4,182	4,182
FHLB stock	1.40%	8,462	—		—	—	—	8,462	8,462
Other (including fed funds)	3.80%	9,130	—		—	—	—	9,130	9,130

Total interest sensitive assets		$466,908	$122,416		$62,566	$39,928	$34,112	$725,930	$724,741

Interest Sensitive Liabilities
Savings accounts	0.35%	$32,364	$—		$—	$—	$—	$32,364	$32,364
Demand deposit accounts (3)	0.16%	30,962	—	—	—	—	—	30,962	30,962
Money market accounts	2.37%	87,172	—	—	—	—	—	87,172	87,172
Certificate of deposit accounts (4)	3.35%	189,569	68,483		43,065	39,892		341,009	341,009
FHLB advances	3.93%	126,000	25,900		19,100	—	—	171,000	169,622
Note payable	5.75%	255	3,320		—	—	—	3,575	3,575
Subordinated debentures	5.90%	—	—		—	—	19,589	19,589	19,589

Total interest sensitive liabilities		$466,322	$97,703		$62,165	$39,892	$19,589	$685,671	$684,293

Off Balance Sheet Items
Operating leases		$290	$442		$14	$—	$—	$746	$746

Commitments to extend credit	7.02%	$147,087
Unused lines of credit - residential		217,858
Unused lines of credit - commercial		14,077

(1)	Includes non-accrual loans.

(2)	Maturity reflects expected contracted sales to investors.

(3)	Excludes non-interest bearing checking accounts of $30.0 million.

(4)	$80 million of the CDs in the three and five year categories are fixed rate maturities, but the interest rates are swapped for LIBOR 30 day rates.

LIQUIDITY RISK

Liquidity risk arises from the possibility that we may not be able to satisfy current or future financial commitments, or may become unduly reliant on alternative funding sources. The objective of liquidity risk management is to ensure that the cash flow requirements of our depositors and borrowers, as well as our operating cash needs, are met. The Asset/Liability management committee meets regularly to consider the operating needs of the organization. Projected cash flows are prepared for a rolling 180 day period, with significant shortfalls in core deposit products examined and wholesale funding decisions made. Funds are available from a number of sources, including core deposits, Federal Home Loan Bank advances, brokered funds, other borrowings and portfolio loan sales.

We maintain adequate levels of liquidity to ensure the availability of funds to satisfy loan commitments and deposit withdrawals. At September 30, 2005, we had outstanding firm commitments to originate loans of $147.1 million, to sell loans on a best-efforts basis of $150.0 million and to fulfill commitments under unused lines of credit of $231.9 million. At the same time, certificates of deposit scheduled to mature in one year or less totaled $189.6 million. Based upon historical experience, management believes the majority of maturing certificates of deposit will remain with the Bank.

We require funds beyond our ability to generate them internally and we have the ability to borrow funds from the FHLB equal to 35% of its total assets subject to collateral verification. Under a blanket agreement, we assign all investments in FHLB stock, all qualifying first residential mortgage loans and all loans held for sale as collateral to secure the amounts borrowed. At September 30, 2005, we had $104.5 million available under the above-mentioned borrowing arrangement after advances of $171.0 million from the FHLB. We have an additional $12.0 million in unused liquidity through a line of credit with a correspondent bank. In addition, as long as the Bank maintains a “well capitalized” position, the Bank can issue deposits through a nationally brokered market. Broker deposits offer the advantage of large blocks of liquidity at a lower cost.

Our principal sources of funds are customer deposits, proceeds from loan sales and loan repayments, FHLB borrowings and maturity and principal payment of securities.

Operating activities used a net $2.3 million in cash liquidity, stemming primarily from net loans originated for sale including gains on sale which totaled $15.4 million for the year ended September 30, 2005.

Our primary investing activity is retaining loans. For the year ended September 30, 2005, cash used in investing activities included $138.9 million net increase in retained loans, $4.9 million in purchases of premises and equipment, $16.1 million in purchases of securities and FHLB stock, which was offset by $18.0 million from sale and maturity of securities and $1.6 million principal payments on mortgage-backed securities. Also, $3.5 million was used to purchase bank-owned life insurance policies.

At the holding company level, we paid dividends to stockholders of $2.3 million and repurchased common stock of approximately $190,000. The sources of funding for the holding company included dividends from the Bank and dividends and capital gains from equity securities. The main sources of cash from financing activities included $114.7 million from increase in deposits, $16.4 million proceeds from FHLB advances, and $10.3 million proceeds from issuance of subordinated debentures.

DERIVATIVES, CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET ARRANGEMENTS

The following table presents certain contractual obligations as of September 30, 2005.

		Payments due by period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 years
Time deposits	$341,009	$189,569	$68,483	$43,065	$39,892
Advances from FHLB	171,000	116,000	25,900	29,100	—
Note payable	3,575	255	3,320		—
Subordinated debentures	19,589	—	—		19,589
Operating lease obligations	746	290	442	14	—

Total	$535,919	$306,114	$98,145	$72,179	$59,481

The Company has various financial obligations, including obligations that may require future cash payments. The above table presents, as of September 30, 2005, significant fixed and determinable contractual obligations to third parties by payment date. Further discussion of each obligation is included in the referenced notes to the consolidated financial statements.

In the normal course of operations, we engage in a variety of financial transactions that, in accordance with generally accepted accounting principles, are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used for general corporate purposes or to manage customers’ requests for funding. Corporate purpose transactions are used to help manage credit, interest rate, and liquidity risk or to optimize capital. Customer transactions are used to manage customers’ requests for funding.

Certain derivative instruments that we use for asset/liability management are recognized as either assets or liabilities on the balance sheet and measured at fair value. Beginning in November 2004, we entered into various interest rate swaps to hedge the interest rate risk inherent in some of our brokered CDs. At September 30, 2005, we had fixed-rate CDs totaling $80 million for which we had entered into structured interest rate swaps as part of a hedging program. Since inception of the hedging program, we have applied the “short-cut” method of fair value hedge accounting under Financial Accounting Standards (FAS) 133 to account for the swaps. In November 2005, in conjunction with KPMG LLP, our independent registered public accounting firm, we determined that these swaps do not qualify for the short-cut method because the related broker fee is considered to have caused the swap not to have zero value at inception (which is required under FAS 133 to qualify for the short-cut method). We entered into the transactions to better match the interest rate characteristics of its commercial and other prime adjusting loans. Economically, these transactions are satisfying their intended results. We reported a loss on derivative instruments for the year ended September 30, 2005 in the consolidated statements of income and comprehensive income of $320,000. The loss of $320,000 is comprised of the decrease in fair value of our interest rate swaps of $635,000, offset by the positive net settlements between our interest rate swaps and brokered certificates of deposit of $315,000. The losses incurred in the current period are expected to be recovered in future periods as the derivatives mature.

As discussed in Note 23 to the consolidated financial statements, we restated our results for the quarters ended December 31, 2004, March 31, 2005 and June 30, 2005 as a result of this issue.

CAPITAL RESOURCES

Pulaski Financial is not subject to any separate regulatory capital requirements. The Bank is required to maintain specific minimum amounts of capital pursuant to OTS regulations. The OTS minimum capital standards generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as stockholders’ equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 3.0% of adjusted assets. The risk-based capital requirement provides for the maintenance of core capital plus a portion of unallocated loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Bank multiplies the value of each asset on its balance sheet by a defined risk-weighting factor (e.g., one-to four-family conventional residential loans carry a risk-weighted factor of 50%).

At September 30, 2005, the Bank’s tangible capital totaled $67.7 million, or 8.60% of adjusted total assets, which exceeded the minimum 1.5% requirement by $55.9 million, or 7.10%. The Bank’s risk-based capital at that date totaled $74.3 million, or 10.85% of risk-weighted assets, which is $19.5 million, or 2.85% above the 8.0% fully phased-in requirement. The Bank’s core capital at that date totaled $67.7 million or 8.60% of average assets, which exceeded the minimum 4% requirement by $36.2 million or 4.60%.

EFFECT OF INFLATION AND CHANGING PRICES

The consolidated financial statements and related financial data presented herein have been prepared in accordance with U.S. generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars, without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution’s performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

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

	2005 Compared to 2004 Increase (Decrease) Due to				2004 Compared to 2003 Increase (Decrease) Due to				2000 Compared to 1999 Increase (Decrease) Due to
	Rate	Volume	Rate/ Volume	Net	Rate	Volume	Rate/ Volume	Net	Rate	Volume	Rate/ Volume	Net
	(In thousands)
Interest-earning assets:
Loans receivable	$2,214	$10,366	$1,122	$13,702	$(1,486)	$8,082	$(818)	$5,778	$247	$2,366	$46	$2,659
Loans held for sale	146	(7)	—	139	537	(3,528)	(319)	$(3,310)
Debt securities	(21)	62	(8)	33	(80)	132	(60)	(8)	113	(296)	(35)	(218)
Mortgage-backed securities	(18)	(103)	4	(117)	(103)	144	(38)	3	(12)	818	(10)	796
FHLB stock	27	70	18	115	(62)	(59)	17	(104)
Other (including fed funds)	111	(1)	(1)	109	2	23	2	27	172	(274)	(82)	(184)

Total net change in income on interest-earning assets	2,459	10,387	1,135	13,981	(1,192)	4,794	(1,216)	2,386	520	2,614	(81)	3,053
Interest-bearing liabilities:
Interest-bearing deposits	2,408	1,761	815	4,984	(681)	1,717	(264)	772	(210)	48	(2)	(164)
FHLB advances	838	1,640	586	3,064	(316)	(705)	68	(953)	59	2,086	199	2,344
Note payable	36	43	21	100	—	66	—	66
Subordinated debt	63	499	174	736	—	—	183	183

Total net change in expense on interest-bearing liabilities	3,345	3,943	1,596	8,884	(997)	1,078	(13)	68	(151)	2,134	197	2,180

Net change in net interest income	$(886)	$6,444	$(461)	$5,097	$(195)	$3,716	$(1,203)	$2,318	$671	$480	$(278)	$873

Management’s Report on

Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of its financial reporting and of the preparation of its consolidated financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in there being more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Our management assessed the effectiveness of our internal control over financial reporting as of September 30, 2005, using the criteria established in Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has concluded that, as of September 30, 2005, the Company’s internal control over financial reporting was not effective due to the existence of the material weakness described below:

•	We had ineffective policies and procedures relating to the accounting for certain derivative financial instruments under Financial Accounting Standards (“FAS”) No. 133, “Accounting For Derivative Instruments and Hedging Activities.” Specifically, our policies and procedures did not provide for sufficient testing and verification of the criteria for the “short-cut” method to ensure proper application of the provisions of FAS No. 133 at inception for certain derivative financial instruments. This material weakness has resulted in the restatement of our financial statements for the first three quarters of 2005.

Our independent registered public accountants, KPMG LLP, have audited and issued a report on managements’ assessment of our internal control over financial reporting, which appears in this Annual Report.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Pulaski Financial Corp.:

We have audited the accompanying consolidated balance sheets of Pulaski Financial Corp. and subsidiaries (the Company) as of September 30, 2005 and 2004, and the related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended September 30, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pulaski Financial Corp. and subsidiaries as of September 30, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Pulaski Financial Corp.’s internal control over financial reporting as of September 30, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated December 9, 2005 expressed an unqualified opinion on management’s assessment of, and an adverse opinion on the effective operation of internal control over financial reporting.

/s/ KPMG LLP

St. Louis, Missouri

December 9, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Pulaski Financial Corp.:

We have audited management's assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Pulaski Financial Corp. (the Company) did not maintain effective internal control over financial reporting as of September 30, 2005, because the Company had ineffective policies and procedures relating to the accounting for certain derivative financial instruments under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weakness has been identified and included in management’s assessment: The Company had ineffective policies and procedures relating to the accounting for certain derivative financial instruments under SFAS 133. Specifically, the Company’s policies and procedures did not provide for sufficient testing and verification of the criteria for the “short-cut” method to ensure proper application of the provisions of SFAS 133 at inception for certain derivative financial instruments. This resulted in the restatement of the Company’s consolidated financial statements for the first three quarters of 2005.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of September 30, 2005 and 2004, and the related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended September 30, 2005. The aforementioned material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2005 consolidated financial statements, and this report does not affect our report dated December 9, 2005, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, management’s assessment that the Company did not maintain effective internal control over financial reporting as of September 30, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by COSO. Also, in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of September 30, 2005, based on criteria established in Internal Control—Integrated Framework issued by COSO.

/s/ KPMG LLP

St. Louis, Missouri

December 9, 2005

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30, 2005 and 2004

	2005	2004
ASSETS
Cash and amounts due from depository institutions	$16,558,213	$16,182,443
Federal funds sold and overnight deposits	9,130,273	4,113,668

Total cash and cash equivalents	25,688,486	20,296,111
Debt securities available for sale, at fair value	—	9,224,376
Equity securities available for sale, at fair value	4,251,844	3,761,732
Debt securities held to maturity, at amortized cost (fair value of $5,922,136 at September 30, 2005)	5,976,550	—
Mortgage-backed securities held to maturity, at amortized cost (fair value of $699,453 and $943,658 at September 30, 2005 and 2004, respectively)	650,321	864,423
Mortgage-backed securities available for sale, at fair value	4,182,371	5,709,985
Capital stock of Federal Home Loan Bank - at cost	8,462,400	7,537,600
Loans receivable held for sale, at lower of cost or market	64,334,775	49,151,789
Loans receivable (net of allowance for loan losses of $6,805,958 and $5,579,132 at September 30, 2005 and 2004, respectively)	633,195,325	510,584,236
Real estate acquired in settlement of loans (net of allowance for losses of $64,833 and $47,816 at September 30, 2005 and 2004, respectively)	754,196	1,067,881
Premises and equipment, net	13,659,637	10,701,279
Assets held for sale	1,017,347	—
Accrued interest receivable	4,272,078	2,538,953
Bank owned life insurance	15,646,949	11,553,961
Other assets	7,768,959	4,894,025

TOTAL ASSETS	$789,861,238	$637,886,351

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES:
Deposits	$496,171,066	$406,798,593
Deposit liabilities held for sale	25,375,086	—
Advances from Federal Home Loan Bank	171,000,000	154,600,000
Note payable	3,575,000	3,830,000
Subordinated debentures	19,589,000	9,279,000
Advance payments by borrowers for taxes and insurance	2,739,693	2,624,699
Accrued interest payable	1,028,021	504,722
Due to other banks	13,635,612	14,463,691
Other liabilities	8,501,296	4,812,075

Total liabilities	741,614,774	596,912,780

STOCKHOLDERS’ EQUITY :
Preferred stock - $.01 par value per share, 1,000,000 shares authorized; none issued	—	—
Common stock - $.01 par value per share, 18,000,000 shares authorized; 11,918,655 shares issued at September 30, 2005 and 2004, respectively	119,187	119,187
Treasury stock - at cost (3,479,455 and 3,691,178 shares at September 30, 2005 and 2004, respectively)	(17,229,150)	(17,869,317)
Treasury stock - Equity Trust (429,321 and 348,900 shares at September 30, 2005 and 2004, respectively)	(3,896,503)	(2,842,407)
Additional paid-in capital	31,287,248	28,934,972
Unearned restricted shares	(81,350)	(131,075)
Unearned ESOP shares (55,133 unreleased shares at September 30, 2004)	—	(183,773)
Accumulated other comprehensive (loss) income	(23,129)	18,807
Retained earnings	38,070,161	32,927,177

Total stockholders’ equity	48,246,464	40,973,571

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$789,861,238	$637,886,351

See accompanying notes to the consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

YEARS ENDED SEPTEMBER 30, 2005, 2004 AND 2003

	2005	2004	2003
INTEREST AND DIVIDEND INCOME:
Loans receivable	$36,929,615	$23,088,826	$20,621,499
Securities	201,789	168,929	176,620
FHLB stock	221,709	106,791	210,957
Mortgage-backed securities	273,584	390,345	387,344
Other	165,308	55,941	29,453

Total interest income	37,792,005	23,810,832	21,425,873

INTEREST EXPENSE:
Deposits	10,181,720	5,197,389	4,424,819
Advances from Federal Home Loan Bank	5,413,691	2,349,413	3,303,472
Note payable	175,749	75,903	10,333
Subordinated debentures	919,331	183,300	—

Total interest expense	16,690,491	7,806,005	7,738,624

NET INTEREST INCOME	21,101,514	16,004,827	13,687,249
PROVISION FOR LOAN LOSSES	1,634,651	1,934,098	1,487,431

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	19,466,863	14,070,729	12,199,818

NON-INTEREST INCOME:
Retail banking fees	2,467,011	2,388,725	1,879,636
Mortgage revenues	5,446,512	4,584,207	8,523,681
Gain on sale of second mortgage loans	223,892	4,798	—
Title policy revenues	794,786	134,246	—
Investment broker revenues	667,633		—
Insurance commissions	207,282	334,330	200,280
Gain on sales of securities available for sale	—	736,083	73,819
Other	1,137,451	798,578	727,756

Total non-interest income	10,944,567	8,980,967	11,405,172

NON-INTEREST EXPENSE:
Salaries and employee benefits	9,238,993	6,474,868	6,881,414
Occupancy, equipment and data processing expense	4,179,910	3,635,067	2,917,109
Advertising	845,185	719,626	582,301
Professional services	1,009,765	729,830	738,844
Loss on derivative instruments	320,312	—	—
Early debt extinguishment expense	—	—	612,504
Other	2,920,268	2,155,066	2,244,966

Total non-interest expense	18,514,433	13,714,457	13,977,138

INCOME BEFORE INCOME TAXES	11,896,997	9,337,239	9,627,852
INCOME TAXES	4,418,099	3,485,584	3,859,751

NET INCOME	$7,478,898	$5,851,655	$5,768,101

OTHER COMPREHENSIVE INCOME - Unrealized (loss) gain on securities available-for-sale (net of income taxes in 2005, 2004 and 2003 of $25,703, $302,823 and $38,758, respectively)	(41,936)	(494,080)	63,236

COMPREHENSIVE INCOME	$7,436,962	$5,357,575	$5,831,337

Per share amounts:
Basic earnings per share	$0.94	$0.75	$0.73
Basic weighted average common shares outstanding	7,925,674	7,758,069	7,853,100
Diluted earnings per share	$0.85	$0.67	$0.67
Diluted weighted average common shares outstanding	8,828,224	8,695,004	8,577,918

See accompanying notes to the consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

YEARS ENDED SEPTEMBER 30, 2005, 2004 AND 2003

	Common Stock	Treasury Stock	Additional Paid-In Capital	Unearned Restricted Plan Shares	Unearned ESOP Shares	Accumulated Other Comprehensive Income (loss)	Retained Earnings	Total
BALANCE, SEPTEMBER 30, 2002	119,187	(15,974,493)	25,000,890	(416,493)	(664,893)	449,651	24,040,291	32,554,140
Comprehensive income:
Net income							5,768,101	5,768,101
Unrealized gain on investment securities, net of tax						107,520		107,520
Less: reclassification adjustment for realized gain on sale of investment securities included in net income, net of tax						(44,284)		(44,284)

Total comprehensive income								5,831,337

Dividends ($.14 per share)							(1,113,577)	(1,113,577)
Stock options exercised		764,582	(133,322)					631,260
Stock repurchase (328,317 shares)		(2,745,366)						(2,745,366)
Equity trust shares purchased		(1,422,260)	1,422,260					—
Release of ESOP shares			511,365		364,740			876,105
Net restricted shares issued		35,232	44,723	(79,955)				—
Tax benefit for non-qualified stock options and restricted shares awards			173,269					173,269

Amortization of restricted shares				175,693				175,693

BALANCE, SEPTEMBER 30, 2003	$119,187	$(19,342,305)	$27,019,185	$(320,755)	$(300,153)	$512,887	$28,694,815	$36,382,861

Comprehensive income:
Net income							5,851,655	5,851,655
Unrealized loss on investment securities, net of tax						(30,347)		(30,347)
Less: reclassification adjustment for realized gain on sale of investment securities included in net income, net of tax						(463,733)		(463,733)

Total comprehensive income								5,357,575

Dividends ($.20 per share)							(1,619,293)	(1,619,293)
Stock options exercised		802,568	5,315					807,883
Stock repurchase (137,982 shares)		(1,566,798)						(1,566,798)
Equity trust shares purchased		(607,951)	607,951					—
Release of ESOP shares			304,993		116,380			421,373
Net restricted shares issued		2,762	6,738	(9,500)				—
Tax benefit for non-qualified stock options and restricted shares awards			990,790					990,790
Amortization of restricted shares
Plan shares				199,180				199,180

BALANCE, SEPTEMBER 30, 2004	$119,187	$(20,711,724)	$28,934,972	$(131,075)	$(183,773)	$18,807	$32,927,177	$40,973,571

Comprehensive income:
Net income							7,478,898	7,478,898
Unrealized loss on investment securities, net of tax						(41,936)		(41,936)
Less: reclassification adjustment for realized gain on sale of investment securities included in net income, net of tax						—		0

Total comprehensive income								7,436,962

Dividends ($.28 per share)							(2,335,914)	(2,335,914)
Stock options exercised		819,420	154,613					974,033
Non-cash compensation expense for stock option grants			3,923					3,923
Stock repurchase (13,717 shares)		(190,194)						(190,194)
Equity trust shares purchased		(1,054,095)	1,054,095					—
Release of ESOP shares			577,969		183,773			761,742
Net restricted shares issued		10,940	28,969	(39,909)				—
Tax benefit for non-qualified stock options and restricted shares awards			532,707					532,707
Amortization of restricted shares				89,634				89,634

BALANCE, SEPTEMBER 30, 2005	$119,187	$(21,125,653)	$31,287,248	$(81,350)	$—	$(23,129)	$38,070,161	$48,246,464

See accompanying notes to the consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED SEPTEMBER 30, 2005, 2004 AND 2003

	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$7,478,898	$5,851,655	$5,768,101
Adjustments to reconcile net income to net cash from operating activities:
Depreciation, amortization and accretion:
Premises and equipment	1,254,327	1,143,064	975,092
Net deferred loan costs	2,460,670	1,380,390	719,793
Debt issuance costs	135,621	—	—
Restricted stock awards	89,634	199,180	175,693
Tax benefit on non-qualified stock options and restricted share awards	532,707	990,790	173,269
Non-cash compensation expense for stock option grants	3,923	—	—
ESOP shares committed to be released	761,742	421,373	876,105
Deferred taxes	(1,216,599)	(614,302)	(1,216,983)
Provision for loan losses	1,634,651	1,934,098	1,487,431
Provision for losses on real estate acquired in settlement of loans	126,422	69,264	48,768
Losses (gains) on sale of real estate acquired in settlement of loans	37,505	48,881	(30,208)
Originations of loans receivable for sale to correspondent lenders	(1,059,106,580)	(859,606,253)	(1,531,213,293)
Proceeds from sales of loans to correspondent lenders	1,048,600,196	875,404,981	1,575,375,163
Gain on sale of loans held for sale	(4,676,602)	(3,826,079)	(8,112,163)
Gain on sales of second mortgage loans	(223,892)	(4,798)	—
Gain on sale of securities-AFS	—	(736,083)	(73,819)
Loss on derivative instruments	320,312	—	—
Increase in cash value of bank-owned life insurance policies	(592,988)	(447,372)	(302,109)
Changes in other assets and liabilities	80,998	(1,837,504)	3,266,050

Net adjustments	(9,777,953)	14,519,630	42,148,789

Net cash (used in) provided by operating activities	(2,299,055)	20,371,285	47,916,890

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash received from branch acquisition, net of cash and cash equivalents received	$—	$—	$29,400,105
Proceeds from sales of debt securities-AFS	—	2,163,232	552,209
Proceeds from maturities of debt securities-AFS	9,250,000	750,000	750,000
Proceeds from maturities of debt securities-HTM	2,015,000	—	—
Proceeds from redemption of FHLB stock	6,714,600	7,268,800	5,061,000
Purchases of bank-owned life insurance policies	(3,500,000)	(3,500,000)	(2,000,000)
Purchases of debt securities-AFS	(488,479)	(9,411,460)	(2,473,301)
Purchases of debt securities-HTM	(7,972,308)	—	—
Purchases of FHLB stock	(7,639,400)	(10,926,900)	(3,100,500)
Purchases of mortgage-backed securities	—	—	(5,000,000)
Principal payments received on mortgage-backed securities	1,645,701	2,190,205	3,536,926
Proceeds from sale of retained loans	10,916,496	2,482,248	—
Net increase in loans	(138,886,480)	(240,969,803)	(52,098,249)
Proceeds from sales of real estate acquired in settlement of loans receivable	1,619,100	317,500	451,000
Proceeds from disposal of equipment	94,472	—	—
Purchases of premises and equipment	(4,880,861)	(1,500,003)	(4,896,549)
Cash paid for 50% interest in joint venture	(133,810)	—	—

Net cash used in investing activities	(131,245,969)	(251,136,181)	(29,817,359)

See accompanying notes to the consolidated financial statements

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED SEPTEMBER 30, 2005, 2004 AND 2003

	2005	2004	2003
CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in deposits	$114,747,559	$93,191,966	$81,790,923
Proceeds from Federal Home Loan Bank advances, net	16,400,000	123,100,000	(85,300,000)
Proceeds from note payable	—	4,000,000	—
Payment on note payable	(255,000)	(170,000)	—
Proceeds from issuance of subordinated debentures	10,310,000	9,279,000	—
Net (decrease) increase in due to other banks	(828,079)	3,486,074	(1,571,264)
Net increase (decrease) in advance payments by borrowers for taxes and insurance	114,994	166,529	(622,302)
Treasury stock issued under stock option plan	974,033	807,883	631,260
Dividends paid on common stock	(2,335,914)	(1,619,293)	(1,073,863)
Stock repurchase	(190,194)	(1,566,798)	(2,745,366)

Net cash provided by (used in) financing activities	138,937,399	230,675,361	(8,890,612)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,392,375	(89,535)	9,208,918
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	20,296,111	20,385,646	11,176,728

CASH AND CASH EQUIVALENTS AT END OF YEAR	$25,688,486	$20,296,111	$20,385,646

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest on deposits	$9,658,421	$4,962,744	$4,345,245
Interest on advances from Federal Home Loan Bank	5,413,691	2,349,413	3,303,472
Interest on subordinated debentures	919,331	183,300	—
Interest on note payable	175,749	75,903	10,333
Early debt extinguishment expense	—	—	612,504

Cash paid during year for: interest	16,167,192	7,571,360	8,271,554
Income taxes, net	4,692,461	4,185,879	3,319,600
NON-CASH INVESTING ACTIVITIES:
Real estate acquired in settlement of loans receivable	1,469,342	1,468,305	504,781

See accompanying notes to the consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2005, 2004 AND 2003

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Pulaski Financial Corp. (the “Company”) is the holding company for Pulaski Bank (the “Bank”). The Company has no significant assets, other than the outstanding shares of the Bank, and cash and equity investments in other financial institutions. The Company also maintains two special purpose subsidiaries that issued trust preferred securities. Management of the Company and the Bank are substantially similar and the Company neither owns nor leases any property, but instead uses the premises, equipment and furniture of the Bank. Accordingly, the information in the consolidated financial statements relates primarily to the Bank.

The Company, through the Bank, operates in a single business segment, that of a community-oriented financial institution providing traditional financial services through the operation of eight full-service bank locations in the St. Louis and Kansas City metropolitan areas. The Bank is engaged primarily in the business of attracting deposits from the general public and using these and other funds to originate a variety of consumer and commercial loans within the Bank’s lending market area. The Bank is an approved lender/servicer for the Federal Housing Administration (“FHA”) and the Veterans Administration (“VA”), as well as for the Missouri Housing Development Commission (a government agency established to provide home buying opportunities for low income first time home buyers).

The accounting and reporting policies and practices of the Company and subsidiaries conform to U.S. generally accepted accounting principles and to prevailing practices within the banking industry. A summary of the Company’s significant accounting policies follows:

Principles of Consolidation - The consolidated financial statements include the accounts of Pulaski Financial Corp. and its wholly owned subsidiary, Pulaski Bank, and its wholly owned subsidiary and Pulaski Service Corporation. All significant intercompany transactions have been eliminated in consolidation.

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

Cash and Cash Equivalents - For purposes of reporting cash flows, cash and cash equivalents include cash and amounts due from depository institutions, cash in transit, cash in the process of collection, federal funds sold, and overnight deposits at the Federal Home Loan Bank. Generally, federal funds are sold for a one-day period.

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

Capital Stock of the Federal Home Loan Bank - Capital stock of the FHLB is carried at cost. Dividends received on such stock are reflected as interest and dividend income in the consolidated statements of income and comprehensive income.

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

Loans Receivable - Loans receivable are stated at the principal amounts outstanding adjusted for premiums, discounts, deferred loan costs, loans in process and the allowance for loan losses. Premiums and discounts are amortized and accreted using the level-yield method. Interest on loans is accrued based upon the principal amounts outstanding. The Bank’s policy is to discontinue the accrual of interest income on any loan when, in the opinion of management, there is reasonable doubt as to the timely collectibility of interest or principal. When a loan is placed on non-accrual status, previously accrued but unpaid interest is reversed against current income. Subsequent collections of cash may be applied as reductions to the principal balance, interest in arrears, or recorded as income depending on management’s assessment of the ultimate collectibility of the loan. Non-accrual loans are returned to accrual status when, in the opinion of management, the financial position of the borrower indicates there is no longer any reasonable doubt as to the timely collectibility of interest or principal.

Loan origination and commitment fees, net of certain direct loan origination costs, are deferred and amortized to interest income using the level-yield method.

Allowance for Loan Losses - The Bank maintains an allowance for loan losses to absorb probable losses in the Bank’s loan portfolio. Loan losses are charged and recoveries are credited to the allowance. Provisions for loan losses are charged to the allowance in an amount necessary to maintain an appropriate allowance given risks identified in the portfolio. The allowance is based upon quarterly management estimates of expected losses inherent in the loan portfolio. Management estimates are determined through a method of quantifying certain risks in the portfolio that are affected primarily by changes in the nature and volume of the portfolio combined with an analysis of past-due and classified loans, but can also be affected by the following factors: changes in lending policies and procedures, including underwriting standards and collection, charge-off and recovery practices, changes in national and local economic conditions and developments, assessment of collateral values by obtaining independent appraisals, and changes in the experience, ability, and depth of lending management staff.

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

The Company’s methodology includes factors that allow the Company to adjust its estimates of losses based on the most recent information available. Historical loss rates used to determine allowance provisions are adjusted to reflect the impact of current conditions, including actual collection and charge-off experience. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require the Bank to modify its allowance for loan losses based on their judgment about information available to them at the time of their examination.

Derivative Instruments - The Company originates and purchases derivative instruments in the form of interest rate swaps, interest rate lock commitments and forward contracts to sell mortgage-backed securities. These instruments have certain interest rate risk characteristics that change in value based upon changes in the capital markets.

Interest Rate Swaps: Interest rate swap agreements are accounted for at fair value. Changes in the fair value of the swap agreements are recognized in loss on derivative instruments. All changes in fair value are measured on a quarterly basis. The swap agreements are accounted for on an accrual basis with the net interest differential being recognized as loss on derivative instruments.

Interest Rate Lock Commitments: Commitments to originate loans (interest rate lock commitments), which primarily consist of commitments to originate fixed-rate residential mortgage loans, are recorded at fair value. Changes in the fair value of interest rate lock commitments are recognized in non-interest income on a quarterly basis.

Forward Contracts to Sell Mortgage-Backed Securities: Forward commitments to sell mortgage-backed securities are recorded at fair value. Changes in the fair value of forward contracts to sell mortgage-backed securities are recognized in non-interest income on a quarterly basis.

Stock Split - All common share amounts, earnings per share and dividends per share amounts for the 2004 and 2003 fiscal years have been restated to reflect the three-for-two split of the Company’s common stock on July 18, 2005 and the two-for-one split of the Company’s common stock on July 22, 2003.

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

Intangible Assets - The Company reviews intangible assets for impairment whenever events or changes in circumstances indicate the carrying value of underlying assets may not be recoverable. The Company measures recoverability based upon the future cash flows expected to result from the use of the underlying asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying value of the underlying asset, the Company recognizes an impairment loss. The impairment loss recognized represents the amount by which the carrying value of the underlying asset exceeds the fair value of the underlying asset. As such adjustments become necessary; they are reflected in the results of operations in the periods in which they become known.

Employee Stock Ownership Plan - The Bank has an Employee Stock Ownership Plan (ESOP). Shares are allocated on an annual basis to ESOP participants in an amount that is the equivalent to the ratio of each participant’s salary to that of the total payroll for each year ended December 31. The unallocated shares are released to participants on a quarterly basis at a rate of 11,638 shares as the Bank repays the outstanding loan to the Company. The Bank occasionally prepays a portion of the loan which results in a release of additional shares above and beyond the 11,638 shares released quarterly. As shares are released, compensation expense is recognized equal to the fair value of the shares. The shares held by the ESOP are recorded on the balance sheet as unearned ESOP shares, which is a contra equity account. The Company credits unearned ESOP shares as the shares are committed to be released based on the cost of the shares to the ESOP. The difference between the fair value of the shares committed to be released and the cost of those shares to the ESOP is charged or credited to additional paid-in capital. For earnings per share computations, ESOP shares that have been committed to be released are considered outstanding, while ESOP shares that have not been committed to be released are not considered outstanding.

Stock Options - The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25 - Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44 - Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion No. 25, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123 - Accounting for Stock-Based Compensation - established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No.123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 148- Accounting for Stock-Based Compensation – Transition and Disclosure, an Amendment of FASB Statement No. 123.

The following table shows pro forma compensation expense, net income and earnings per share as if the Company had applied the fair value recognition provisions of SFAS No. 123.

	Year Ended September 30,
	2005	2004	2003
Net income:
As reported	$7,478,898	$5,851,655	$5,768,101
Add: total employee stock-based compensation expense-included in reported net income-net of tax effect	535,516	384,743	652,120
Deduct: Total stock-based employee compensation expense, determined under fair value method for all awards- net of tax effect	(695,244)	(526,112)	(807,874)

Pro forma net income	$7,319,170	$5,710,286	$5,612,347

Basic earnings per share:
As reported	$0.94	$0.75	$0.74
Pro forma	0.92	0.74	0.71
Diluted earnings per share:
As reported	0.85	0.67	0.67
Pro forma	0.83	0.66	0.65

For purposes of computing the pro forma effects of stock option grants under the fair value accounting method, the fair value of each stock option grant was estimated on the date of the grant using the Black-Scholes option-pricing model. The following assumptions for fiscal 2005, 2004 and 2003 were used for the grants:

	2005	2004	2003
Risk free interest rate	3.65%	3.35%	3.00%
Expected volatility	25.61%	24.35%	24.35%
Expected life	5 years	5 years	5 years
Dividend yield	1.91%	1.72%	1.77%

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

Reclassifications - Certain amounts included in the 2004 and 2003 consolidated financial statements have been reclassified to conform to the 2005 presentation.

2.	SECURITIES

Securities held to maturity at September 30, 2005 and available for sale at September 30, 2005 and 2004 are summarized as follows:

	2005
Held-to-Maturity	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government and Agency debt obligations	$5,976,550	$—	$(54,414)	$5,922,136

Weighted average rate at end of period	3.56%

	2005
Available-for-Sale	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Equity securities	$4,245,026	$114,338	$(107,520)	$4,251,844

Total	$4,245,026	$114,338	$(107,520)	$4,251,844

	2004
Available-for-Sale	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government and Agency debt obligations	$9,248,182	$10,183	$(33,989)	$9,224,376
Equity securities	3,756,547	56,074	(50,889)	3,761,732

Total	$13,004,729	$66,257	$(84,878)	$12,986,108

Weighted average rate at end of period	2.36%

Provided below is a summary of securities available-for-sale and held-to-maturity that were in an unrealized loss position at September 30, 2005. Approximately 53.1% of the total unrealized loss was comprised of securities in a continuous loss position for less than twelve months, which consisted of U. S. government and agency securities with estimated maturities or repricings of less than five years and four equity securities. Approximately 46.9% of the total unrealized loss was comprised of securities in a continuous loss position for 12 months or more, which consisted of one equity security. The Company has the ability and intent to hold the U.S. government and agency securities until such time as the value recovers or the securities mature. Further, the Company believes the deterioration in value of the U.S. government and agency securities is attributable to changes in market interest rates and not the credit quality of the issuer. The equity securities primarily represent an investment in a qualified investment fund. The unrealized loss is not deemed to be an other than temporary loss and there is no intention to dispose of the investment. The Company has the ability to hold this investment until the value recovers.

	Securities Available-for-Sale and Held-to-Maturity
	Less than 12 months		12 months or more		Total
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
U.S. government and agency securities	$5,922,136	$54,414	$—	$—	$5,922,136	$54,414
Equity securities	466,135	31,614	2,143,358	75,905	2,609,493	107,520

Total	$6,388,271	$86,028	$2,143,358	$75,905	$8,531,629	$161,934

Proceeds from sales of available-for-sale securities were $0, $2.2 million and $552,209, for the years ended September 30, 2005, 2004 and 2003, respectively. Gross gains of $0, $736,083 and $75,540 were realized on these sales during the years ended September 30, 2005, 2004 and 2003, respectively. Gross losses of $0, $0, and $1,721 were realized on these sales during the years ended September 30, 2005, 2004 and 2003, respectively.

The amortized cost and estimated fair values of held-to-maturity debt securities at September 30, 2005 by contractual maturity are shown below.

Term to Maturity	Amortized Cost	Estimated Fair Value
One year or less	$1,983,436	$1,981,091
One year through five years	3,993,114	3,941,045

Total	$5,976,550	$5,922,136

Expected maturities may differ from contractual maturities depending on the repayment characteristics and experience of the underlying financial instruments, on which borrowers have the right to call or prepay certain obligations sometimes without penalties.

Securities with a carrying value of approximately $5.9 million and $755,000, at September 30, 2005 and 2004, respectively, were pledged in conjunction with deposits of public, trust funds, and for other purposes as required by law.

3.	MORTGAGE-BACKED SECURITIES

Mortgage-backed securities held to maturity and available-for-sale at September 30, 2005 and 2004 are summarized as follows:

	2005
Held-to-Maturity	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Mortgage-backed securities	$583,002	$49,097	$—	$632,099
Collateralized mortgage obligations	67,319	35	—	67,354

Total	$650,321	$49,132	$—	$699,453

Weighted average rate at end of period	8.12%

	2004
Held-to-Maturity	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Mortgage-backed securities	$783,731	$79,578	$—	$863,309
Collateralized mortgage obligations	80,692	—	(343)	80,349

Total	$864,423	$79,578	$(343)	$943,658

Weighted average rate at end of period	8.07%

	2005

Available-for-Sale	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Mortgage-backed securities	$4,226,495	$37,508	$(81,632)	$4,182,371

Weighted average rate at end of period	4.40%

	2004
Available-for-Sale	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Mortgage-backed securities	$5,661,029	$82,980	$(34,024)	$5,709,985

Weighted average rate at end of period	4.54%

There were no sales of available-for-sale mortgage-backed securities during the years ended September 30, 2005, 2004 or 2003, respectively.

Provided below is a summary of mortgage-backed securities available for-sale which were in an unrealized loss position at September 30, 2005. All of the total unrealized loss was comprised of a security in a continuous loss position for 12 months or more with an estimated maturity of approximately five years. The contractual cash flow of this security is guaranteed by Fannie Mae. The Company has the ability and intent to hold security until such time as the value recovers or the security matures. Further, the Company believes the deterioration in value is attributable to changes in market interest rates and not credit quality of the issuer.

	Mortgage-backed Securities Available-for-Sale
	Less than 12 months		12 months or more		Total
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
Mortgage-backed securities	$—	$—	$3,379,926	$81,632	$3,379,926	$81,632

Total	$—	$—	$3,379,926	$81,632	$3,379,926	$81,632

The amortized cost and estimated market value of held to maturity and available-for-sale mortgage-backed securities at September 30, 2005, by contractual maturity, are shown below.

	Held to Maturity		Available-for-Sale
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Term to Maturity
One year or less	$427	$432	$—	$—
One year through five years	44,630	47,166	206,335	213,212
Five years through ten years	1,867	2,066	3,461,535	3,379,903
Ten years or more	603,397	649,789	558,625	589,256

Total	$650,321	$699,453	$4,226,495	$4,182,371

Actual maturities of mortgage-backed securities may differ from scheduled maturities depending on the repayment characteristics and experience of the underlying financial instruments, on which borrowers have the right to call or prepay certain obligations sometimes without penalties.

Mortgage-backed securities with a carrying value of approximately $1.1 million and $5.9 million at September 30, 2005 and 2004, respectively, were pledged in conjunction with deposits of public trust funds, and for other purposes as required by law.

4.	LOANS RECEIVABLE

Loans receivable at September 30, 2005 and 2004 are summarized as follows:

	2005	2004
Real estate mortgage:
One to four family residential	$255,729,099	$242,658,698
Multi-family residential	13,994,329	8,923,309
Commercial real estate	104,700,624	54,668,997

Real estate construction and development:
Residential	33,651,527	24,755,824
Multi-family	1,789,997	1,493,597
Commercial	9,580,258	8,191,473

Commercial and industrial	26,305,952	16,786,832

Equity lines	195,646,918	158,462,196
Consumer and installment	3,514,166	3,685,550

	644,912,870	519,626,476
Add (less):
Deferred loan costs	3,931,366	3,152,456
Loans-in-process	(8,842,953)	(6,615,565)
Allowance for loan losses	(6,805,958)	(5,579,131)

Total	$633,195,325	$510,584,236

Weighted average rate at end of period	6.59%	5.67%

The Bank has made loans to officers and directors. Such loans were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers and did not, in the opinion of management, involve more than normal credit risk.

Changes in loans to officers and directors for the years ended September 30, 2005 and 2004 are summarized as follows:

Balance, September 30, 2003	$345,214
Additions	324,065
Repayments and reclassifications	(257,099)

Balance, September 30, 2004	412,180
Additions	785,895
Repayments and reclassifications	(962,087)

Balance, September 30, 2005	$235,988

Home equity lines of credit to officers and directors totaled $769,800 of which $235,988 had been used as of September 30, 2005.

At September 30, 2005, 2004 and 2003, the Bank was servicing loans for others amounting to approximately $6.9 million, $11.9 million and $12.8 million, respectively. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income is recorded on the accrual basis and includes servicing fees from investors and certain charges collected from borrowers.

5.	ALLOWANCE FOR LOAN LOSSES

The following table represents activity in the allowance for loan losses for the years ended September 30, 2005, 2004 and 2003 follows:

	2005	2004	2003
Balance, beginning of year	$5,579,132	$3,866,000	$2,553,004
Provision charged to expense	1,634,651	1,934,098	1,487,431
Charge-offs	(257,062)	(234,416)	(185,838)
Sale of second mortgage loans	(160,075)	—	—
Recoveries	9,312	13,450	11,403

Balance, end of year	$6,805,958	$5,579,132	$3,866,000

A summary of impaired loans at September 30, 2005, 2004 and 2003 is as follows:

	2005	2004	2003
Non-accrual loans	$166,137	$528,687	$465,512
Impaired loans continuing to accrue interest	5,829,935	3,742,038	3,768,317

Total impaired loans	$5,996,072	$4,270,725	$4,233,829

Interest income recognized on non-accrual loans was approximately $2,900, $13,000 and $27,000 during 2005, 2004 and 2003, respectively. The difference between interest that would have been recognized under the original terms of non-accrual and renegotiated loans and interest actually recognized on such loans was $8,000, $16,000 and $42,000 during 2005, 2004 and 2003, respectively. Impaired loans continuing to accrue interest are loans that are more than 90 days past due; however, the loans are well secured and remain in process of collection.

	2005	2004	2003
Allowance for losses on specific impaired loans	$957,866	$677,175	$778,345
Impaired loans with no related allowance for loan losses	—	—	—
Average balance of impaired loans during the year	5,830,750	3,922,500	3,437,000

6.	REAL ESTATE ACQUIRED IN SETTLEMENT OF LOANS

Real estate acquired in settlement of loans at September 30, 2005 and 2004 is summarized as follows:

	2005	2004
Acquired in settlement of loans	$819,029	$1,115,697
Allowance for losses	(64,833)	(47,816)

Total	$754,196	$1,067,881

Activity in the allowance for losses on real estate acquired in settlement of loans for the years ended September 30, 2005, 2004 and 2003 is summarized as follows:

	2005	2004	2003
Balance, beginning of year	$47,816	$2,651	$—
Provision charged to expense	126,422	69,264	48,768
Charge-offs	(109,405)	(24,099)	(46,117)

Balance, end of year	$64,833	$47,816	$2,651

7.	PREMISES AND EQUIPMENT

Premises and equipment at September 30, 2005 and 2004 are summarized as follows:

	2005	2004
Land	$2,516,653	$2,377,803
Office buildings and improvements	11,116,282	8,691,996
Furniture and equipment	6,256,086	5,166,720

	19,889,021	16,236,519
Less accumulated depreciation	(6,229,384)	(5,535,240)

Total	$13,659,637	$10,701,279

Depreciation expense on premises and equipment totaled $1,254,327, $1,143,064, and $975,092 for the years ended September 30, 2005, 2004, and 2003 respectively.

Certain facilities of the Bank are leased under various operating leases. Amounts paid for rent expense for the fiscal years ending September 30, 2005, 2004 and 2003 were approximately $287,000, $265,000 and $193,000, respectively. Future minimum rental commitments under non-cancelable leases are as follows:

Years ended September 30,
2006	289,784
2007	274,523
2008	167,241
2009	13,954

Total	$745,502

Rental income is mainly from the Company’s office building at Pulaski Center Drive in Creve Coeur. Rental income received for the years ending September 30, 2005, 2004 and 2003 was $146,270, $261,211, and $117,187 respectively.

8.	ASSETS AND LIABILITIES HELD FOR SALE

On October 7, 2005, the Bank entered into a contract to sell its branch in Kansas City, Missouri. Refer to Note 25 for further information. As a result of this agreement, the Company has separately classified the assets held for sale, and the related deposit liabilities as of September 30, 2005 as follows:

Property, furniture, and equipment, net	$573,704
Other assets	443,643

Total assets held for sale	$1,017,347

Demand deposit accounts	$9,482,619
Certificates of deposit	15,892,467

Total deposit liabilities held for sale	$25,375,086

9.	DEPOSITS

Deposits at September 30, 2005 and 2004 are summarized as follows:

	2005		2004
	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
Transaction accounts:
Non-interest-bearing checking	$30,038,740	—%	$16,207,039	—%
Interest-bearing checking	30,961,581	0.16	35,243,493	0.21
Passbook savings accounts	32,364,194	0.35	33,702,472	0.35
Money market	87,172,497	2.37	80,005,702	1.42

Total transaction accounts	180,537,012	1.24	165,158,706	0.81

Certificates of deposit:
0.00% to 0.99%	2,987,772	0.77	23,392,022	0.70
1.00% to 1.99%	18,011,043	1.58	117,762,143	1.54
2.00% to 2.99%	54,362,706	2.60	60,548,712	2.43
3.00% to 3.99%	242,013,546	3.59	27,325,147	3.33
4.00% to 4.99%	22,608,622	4.30	10,911,308	4.62
5.00% to 5.99%	992,535	5.13	1,576,818	5.27
6.00% to 6.99%	32,916	6.50	—	—
7.00% to 7.99%	—	—	123,737	7.02

Total certificates of deposit	341,009,140	3.35	241,639,887	2.05

Sub-total	521,546,152	2.59%	406,798,593	1.54%
Less: deposit liabilties held for sale	25,375,086		—

Total	$496,171,066		$406,798,593

The aggregate amount of certificates of deposit with a minimum principal amount of $100,000 was $164.1 million and $103.2 million at September 30, 2005 and 2004, respectively. Of the $164.1 million, $1.8 million relates to deposit liabilities held for sale.

At September 30, 2005, the scheduled maturities of certificates of deposit were as follows:

	Amount	Weighted Average Interest Rate
Mature within fiscal year:
2006	$189,569,016	3.05
2007	53,900,237	3.66
2008	14,582,761	3.59
2009	11,415,350	3.75
2010	31,649,330	3.80
Thereafter	39,892,446	3.80

Total	$341,009,140	3.35%

A summary of interest expense on deposits for the years ended September 30, 2005, 2004 and 2003 is as follows:

	2005	2004	2003
Interest-bearing checking	$129,503	$61,505	$56,086
Passbook savings	1,668,182	120,918	207,835
Money market	116,699	939,264	712,432
Certificates of deposit	8,267,336	4,075,702	3,448,466

Total	$10,181,720	$5,197,389	$4,424,819

10.	ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from the FHLB at September 30, 2005 and 2004 are summarized as follows:

	2005		2004
Maturing Within Fiscal Year Ending September 30,	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
2005	$—	—	$111,000,000	1.86
2006	116,000,000	3.65	15,000,000	2.60
2007	11,000,000	3.55	—	—
2008	14,900,000	3.82	—	—
2009 ($10 million callable in FY 2006 and thereafter)	12,100,000	5.60	12,100,000	5.60
2010 ($5 million callable in FY 2006 and thereafter)	7,000,000	5.54	4,500,000	6.21
2011 (callable in FY 2006 and thereafter)	10,000,000	4.51	10,000,000	4.51
2012	—	—	2,000,000	2.23

Total	$171,000,000	3.93%	$154,600,000	2.53%

The average balance of advances from Federal Home Loan Bank was $163.1 million and $96.0 million, respectively, and the maximum month-end balance of advances from Federal Home Loan Bank was $189.6 million and $160.5 million, respectively, for the years ended September 30, 2005 and 2004. The average rates paid on advances from Federal Home Loan Bank during the years ended September 30, 2005 and 2004 were 3.32% and 2.45%, respectively. The assets underlying the FHLB borrowings are under Pulaski Bank’s physical control.

The Bank has the ability to borrow funds from the FHLB equal to 35% of the Bank’s total assets under a blanket agreement which assigns all investments in FHLB stock as well as qualifying first mortgage loans as collateral to secure the amounts borrowed. At September 30, 2005, the Bank had approximately $104.5 million in borrowing capacity available to it under the above-mentioned borrowing arrangement.

11.	SUBORDINATED DEBENTURES

On March 30, 2004, Pulaski Financial Statutory Trust I (“Trust I”), a Connecticut statutory trust, issued $9.0 million of adjustable-rate preferred securities. The proceeds from this issuance, along with the Company’s $279,000 capital contribution for Trust I’s common securities, were used to acquire $9.3 million aggregate principal amount of the Company’s floating rate junior subordinated deferrable interest debentures due 2034 which constitute the sole asset of Trust I. The interest rate on the debentures and the capital securities is variable and adjustable quarterly at 2.70% over the three-month LIBOR, with an initial rate of 3.81%. The rate as of September 30, 2005 was 6.59%.

The stated maturity of the Trust I debenture is June 17, 2034. In addition, the Trust I debentures are subject to redemption at par at the option of the Company, subject to prior regulatory approval, in whole or in part on any interest payment date on or after June 17, 2009.

On December 15, 2004, Pulaski Financial Statutory Trust II (“Trust II”), a Delaware statutory trust, issued $10.0 million of adjustable-rate preferred securities. The proceeds from this issuance, along with the Company’s $310,000 capital contribution for Trust II’s common securities, were used to acquire $10.3 million of the

Company’s floating rate junior subordinated deferrable interest debentures due 2034, which constitute the sole asset of Trust II. The interest rate on the debentures and the capital securities is variable and adjustable quarterly at 1.86% over the three-month LIBOR, with an initial rate of 4.31%. The rate as of September 30, 2005 was 5.73%.

The stated maturity of the debentures held by Trust II is December 15, 2034. In addition, the Trust II debentures are subject to redemption at par at the option of the Company, subject to prior regulatory approval, in whole or in part on any interest payment date on or after December 15, 2009.

12.	NOTE PAYABLE

The note payable is a three-year variable-rate obligation of the Company. The interest rate is set at the correspondent bank’s prime rate less 1%, or 5.75% at September 30, 2005. Interest is payable beginning June 30, 2005 and each quarter thereafter. Principal is payable in installments of $85,000 each, beginning March 31, 2006, and on the same date of each third month thereafter, plus a final payment equal to all unpaid principal on May 20, 2007, the maturity date. The note payable is secured by 1,000 shares of Bank common stock. At September 30, 2005 and 2004 there were outstanding borrowings of $3.6 million and $3.8 million, respectively.

The credit agreement requires the Company to comply with various covenants. At September 30, 2005 and 2004, the Company was in compliance with the covenants or they had been waived.

A summary of future note payable payments at September 30, 2005 is as follows:

Years ended September 30,
2006	255,000
2007	3,320,000

Total	$3,575,000

13.	INCOME TAXES

Income tax expense for the years ended September 30, 2005, 2004 and 2003 is summarized as follows:

	2005	2004	2003
Current:
Federal	$5,085,200	$3,552,748	$4,549,797
State	549,498	547,138	526,937
Deferred	(1,216,599)	(614,302)	(1,216,983)

Total	$4,418,099	$3,485,584	$3,859,751

Income tax expense for the years ended September 30, 2005, 2004 and 2003 differs from that computed at the federal statutory rate of 34 % as follows:

	2005		2004		2003
	Amount	%	Amount	%	Amount	%
Tax at statutory federal income tax rate	$4,044,979	34.0%	$3,174,661	34.0%	$3,273,469	34.0%
Increase (decrease) resulting from:
ESOP adjustment	196,510	1.7	103,701	1.1	173,864	1.8
State taxes, net of federal benefit	362,669	3.0	361,111	3.9	347,778	3.6
Other	(186,059)	(1.6)	(153,889)	(1.7)	64,640	0.7

Total	$4,418,099	37.1%	$3,485,584	37.3%	$3,859,751	40.1%

The components of deferred tax assets and liabilities, which are included in other assets in the consolidated balance sheets, at September 30, 2005 and 2004, are as follows:

	2005	2004
Deferred tax assets:
Allowance for loan losses	$2,482,231	$1,990,029
Restricted stock awards	14,215	46,175
Deferred compensation	1,494,040	1,110,392
Unrealized gains (losses) on securities available-for-sale	14,176	(11,527)
Loss on derivative instruments	285,764	—
Other	147,403	115,631

Total deferred tax assets	4,437,829	3,250,700
Deferred tax liabilities:
FHLB stock dividends	134,007	134,007
Premises and equipment	48,457	113,218
Other	20,891	11,303

Total deferred tax liabilities	203,355	258,528

Net deferred tax assets	$4,234,474	$2,992,172

Retained earnings at September 30, 2005 included earnings of approximately $4.1 million representing tax bad debt deductions, net of actual bad debts and bad debt recoveries, for which no provision for federal income taxes has been made. If these amounts are used for any purpose other than to absorb loan losses, they will be subject to federal income taxes at the then prevailing corporate rate.

A valuation allowance would be provided on deferred tax assets when it is more likely than not that some portion of the assets will not be realized. The Company has not established a valuation allowance at September 30, 2005 or 2004, due to management’s belief that all criteria for recognition have been met, including the existence of a history of taxes paid sufficient to support the realization of deferred tax assets.

14.	STOCKHOLDERS’ EQUITY

During fiscal 2005, the Company paid quarterly cash dividends on common stock of $0.08 per share on October 24, 2005 and July 18, 2005 and $0.06 per share on April 18, 2005 and January 17, 2005. During fiscal 2004, the Company paid quarterly cash dividends on common stock of $0.06 per share on October 18, 2004 and July 19, 2004 and $0.04 per share on April 19, 2004 and January 19, 2004.

During fiscal 2005, the Company repurchased 13,717 shares of its own stock with a total value of $190,000 at the time of repurchase. The Company has repurchased a total of 2,005,026 shares of its own stock with a total value of $11.5 million since becoming a public company in December 1998.

15.	REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures that have been established by regulation to ensure capital adequacy require the Bank to maintain minimum capital amounts and ratios (set forth in the table below). The Bank’s primary regulatory agency, the Office of Thrift Supervision (the “OTS”), requires that the Bank maintain minimum ratios of tangible capital (as defined in the regulations) of 1.5%, core capital (as defined) of 3% and total risk-based capital (as defined) of 8%. The Bank is also subject to prompt corrective action capital requirement regulations set forth by the OTS. The OTS requires the Bank to maintain minimum of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of September 30, 2005, that the Bank meets all capital adequacy requirements to which it is subject.

As of September 30, 2005 and 2004, the most recent notification from the OTS categorized the Bank as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized” the Bank must maintain minimum total risk-based, Tier I risk-based, Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category.

	Actual		For Capital Adequacy Purposes		To be Categorized as “Well Capitalized” Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
As of September 30, 2005
Tangible capital (to total assets)	$67,663	8.60%	$11,796	1.50%	N/A	N/A
Total risk-based capital (to risk- weighted assets)	74,280	10.85%	54,751	8.00%	$68,439	10.00%
Tier I risk-based capital (to risk- weighted assets)	67,663	9.89%	34,219	5.00%	41,063	6.00%
Tier I leverage capital (to average assets)	67,663	8.60%	31,455	4.00%	39,319	5.00%
As of September 30, 2004
Tangible capital (to total assets)	$51,680	8.14%	$9,524	1.50%	N/A	N/A
Total risk-based capital (to risk- weighted assets)	57,102	11.46%	39,850	8.00%	$49,813	10.00%
Tier I risk-based capital (to risk- weighted assets)	51,680	10.37%	24,906	5.00%	29,888	6.00%
Tier I leverage capital (to average assets)	51,680	8.14%	25,397	4.00%	31,746	5.00%

A reconciliation at September 30, 2005 of the Bank’s stockholders’ equity and regulatory risk-based capital follows:

(Dollars in thousands)
Tier I stockholders’ equity	$68,075
Deduct:
Other intangible assets	(444)
Disallowed servicing rights	(44)
Add:
Unrealized gains on available for sale securities	76

Tangible capital	67,663
Add:
Equity investments to be deducted	(104)
General valuation allowances	6,721

Total risk-based capital	$74,280

The Bank is prohibited from paying cash dividends if the effect thereof would be to reduce the regulatory capital of the Bank below the amount required for the liquidation account that the Bank established in connection with the consummation of the conversion from the mutual holding company structure on December 2, 1998.

16.	EMPLOYEE BENEFITS

On January 21, 2000, shareholders approved an equity incentive plan under which the Company could award up to 349,140 shares of restricted stock. As of September 30, 2005, 332,592 shares awarded under the plan had vested, 16,548 shares awarded under the plan remained subject to restriction and none were available for grant. All restricted share awards are satisfied through the issuance of treasury stock. The unearned restricted share award balance is reflected in stockholders’ equity and amortizes to compensation expense over the vesting period. During fiscal year 2005, 3,720 restricted shares were awarded. Compensation expense related to vesting of restricted shares was $89,634, $199,180 and $175,693 during the years ended September 30, 2005, 2004 and 2003, respectively.

The Bank entered into a Supplemental Retirement Benefit agreement with its former chief executive officer. Under the terms of the agreement, the former officer is entitled to receive $2,473 monthly, for a period of 15 years commencing upon his retirement, which began in January 1998. The net present value of these payments is reflected in other liabilities and totaled $163,099, $179,675, and $195,058 at September 30, 2005, 2004 and 2003, respectively. Compensation expense under this agreement totaled $13,099, $14,300, and $15,400 for the years ended September 30, 2005, 2004 and 2003, respectively.

The Company and the Bank each maintain a three-year employment agreement with the CEO. Under the agreement, the Bank pays the CEO a base salary. The CEO’S base salary is reviewed at least annually, and may be increased at the discretion of the Board of Directors. The CEO is also entitled to receive health and welfare benefits provided to other Company and Bank employees. Additionally, the agreement provides for severance payments if employment is terminated following a change in control or upon an event of termination as defined in the agreement. In the event of a change in control and subsequent termination of employment, the CEO will receive a lump sum payment equal to 2.99 times his average annual compensation paid during the five years immediately preceding the change in control.

During the year ended September 30, 2002, the Company created an Equity Trust Plan (the “Trust”) for the benefit of key loan officers and sales staff. The Trust is a plan designed to recruit and retain top-performing loan officers that are instrumental to the Company’s success. Currently, none of the Company’s executive officers participate in the Trust. The Trust allows the recipients to defer a percentage of commissions earned, which is partially matched by the Company and paid into an independent trust for the benefit of the loan officers. The assets of the Trust are limited to the purchase of Company shares in the open market. In exchange for the opportunity to defer income, the participants are required to sign a four-year or five-year contract prohibiting them from competing against the Company in the Company’s market area. Should the participants voluntarily leave the Company, they forgo any accrued benefits. At September 30, 2005, 429,321 shares had been purchased on behalf of the Trust at an average price of $9.08. For purposes of earnings per share, the shares in the Trust are treated as issued and outstanding, thus no dilution is experienced through the purchase or vesting of shares. Expense related to the Trust of $1.0 million, $507,952 and $1.4 million for the years ended September 30, 2005, 2004 and 2003, respectively, is treated as loan officer commission expense, and deferred according to SFAS 91. Since the majority of loans originated are sold on a servicing released basis resulting in mortgage revenues, most of the deferred expense is realized as a reduction of mortgage revenue.

At September 30, 2005, the Company had awarded 862,217 options under the Company’s stock option plans. At September 30, 2005, the Company had 32,144 reserved but un-issued options. At September 30, 2005, the recipients of the awards had 478,128 options vested and exercisable at an average exercise price of $4.70. The average exercise price of the ending balance of 862,217 options was $6.87 at September 30, 2005. Included in this balance were 143,248 options granted in fiscal 2005 with an average exercise price of $13.35. Officers and directors exercised 222,467 options during the year ended September 30, 2005. In order for awardees to meet tax obligations, 4,775 shares were returned to treasury. The average option exercise price for options exercised in 2005 was $4.38.

A summary of the status of the Company’s stock option plans for the years ended September 30, is as follows:

	2005		2004		2003
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding-beginning of year	948,186	5.33	1,095,174	4.55	1,264,806	4.17
Granted	143,248	13.35	89,874	11.91	53,100	8.63
Exercised	(222,467)	4.38	(219,364)	3.68	(218,232)	3.19
Forfeited	(6,750)	11.30	(17,498)	9.80	(4,500)	5.55

Outstanding-end of year	862,217	6.87	948,186	5.33	1,095,174	4.55

Exercisable at end of year	478,128	4.70	509,430	4.15	507,333	3.64

Weighted average fair value of options granted during the year	—	$3.17	—	$2.57	—	$2.52

The following is a summary of the options outstanding at September 30, 2005:

Range of Exercise Prices	Number of Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Exercisable Options	Weighted Average Exercise Price
$2.70 - $2.70	157,608	4.31	$2.70	157,608	$2.70
3.33 - 4.73	128,678	5.76	4.36	104,678	4.32
5.13 - 5.13	13,500	6.05	5.13	7,500	5.13
5.55 - 5.55	228,698	6.30	5.55	127,823	5.55
6.10 - 6.75	88,914	6.91	6.20	51,849	6.18
7.58 - 12.99	116,196	8.43	11.33	27,995	10.42
13.00 - 13.44	89,450	9.23	13.22	675	13.15
13.47 - 13.77	27,173	9.26	13.57	—	—
14.00 - 14.00	8,250	9.41	14.00	—	—
16.54 - 16.54	3,750	9.69	16.54	—	—

$2.70 $16.54	862,217	6.64	$6.87	478,128	$4.70

The Bank maintains a 401(k) savings plan for eligible employees. In 2005, 2004 and 2003, the Bank matched 50% of each participant’s contribution up to a maximum of 4% of salary. The Bank’s contributions to this plan were $220,019, $170,120 and $144,900 for the years ended September 30, 2005, 2004 and 2003, respectively.

The Bank maintains a tax-qualified stock ownership plan known as the Pulaski Bank Employee Stock Ownership Plan (the “ESOP”) for all eligible employees. In 1998, 698,280 shares were purchased by the ESOP at $3.33 a share through a loan from the Company. As the loan is repaid, shares are released from collateral and allocated to each participant in an amount that is equivalent to the ratio of each participant’s salary to that of the total payroll for each year ended December 31. At September 30, 2005, the shares held by the ESOP had been fully released but will not be allocated until December 2005. Compensation expense is recognized equal to the average fair market value of the shares as shares are released out of the unallocated general ESOP trust account and into employee accounts. Compensation expense under the ESOP plan was $761,742, $421,373 and $876,105 for the years ended September 30, 2005, 2004 and 2003, respectively. At September 30, 2005 and 2004, the status of the ESOP shares was as follows:

	2005	2004
Allocated shares	587,853	567,393
Unallocated shares	28,491	55,133

Total ESOP shares	616,344	622,526

17.	RECONCILIATION OF BASIC EARNINGS PER SHARE TO DILUTED EARNINGS PER SHARE

Basic earnings per share is computed using the weighted average number of common shares outstanding. The dilutive effect of potential common shares outstanding is included in diluted earnings per share. The computations of basic and diluted earnings per share are presented in the following table.

	Years Ended September 30,
	2005	2004	2003
Net income	$7,478,898	$5,851,655	$5,768,101

Weighted average shares outstanding - basic	7,925,674	7,758,069	7,843,129
Effect of dilutive securities:
Treasury stock-equity trust	403,633	337,965	229,441
Employee stock options	498,917	598,970	505,348

Weighted average shares outstanding - diluted	8,828,224	8,695,004	8,577,918

Earnings per share:
Basic	$0.94	$0.75	$0.74
Diluted	0.85	0.67	0.67

Basic earnings per share was restated from $0.72 to $0.75 for the year ended September 30, 2004 and from $0.71 to $0.74 for the year ended September 30, 2003, to reflect equity trust shares in treasury stock as not outstanding for the calculation of basic earnings per share.

18.	CONTINGENCIES

The Company is a defendant in legal actions arising from normal business activities. Management, after consultation with general counsel, believes that the resolution of these actions will not have any material adverse effect on the Company’s consolidated financial statements.

19.	DERIVATIVES

The Company employs derivative financial instruments to assist in its management of interest rate sensitivity by modifying the repricing, maturity and option characteristics of certain assets and liabilities.

The Company utilizes derivative financial instruments to assist in its management of interest rate sensitivity of certain mortgage assets. Derivative financial instruments issued by the Company consist of interest rate lock commitments to originate residential loans. Commitments to originate loans consist primarily of residential real estate loans. At September 30, 2005 the Company had issued $147.1 million of unexpired interest rate lock commitments to mortgage loan customers compared to $109.3 million of unexpired commitments at September 30, 2004.

The Company typically economically hedges these derivative commitments through one of two means – either by obtaining a corresponding best-efforts lock commitment with an investor to sell the loan at an agreed upon price, or by forward selling mortgage-backed securities. The forward sale of mortgage-backed securities is a means of matching a corresponding derivative asset with similar characteristics as the bank-issued commitment but changes directly opposite in fair value from market movements. Loans hedged through forward sales of mortgaged-backed securities are sold individually or in pools on a mandatory delivery basis to investors, whereas the best efforts sales are locked on a loan-by-loan basis shortly after issuing the rate lock commitments to customers. The Company had outstanding forward sales commitments of mortgage-backed securities of $15.0 million in notional value at September 30, 2005 and $15.0 million at September 30, 2004. At September 30, 2005, this hedge was matched against $11.5 million of interest rate lock commitments that were to be sold through the mandatory delivery of loan pool sales compared to $16.9 million of interest rate lock commitments at September 30, 2004.

The carrying value of the interest rate lock commitments included in the consolidated balance sheets was ($83,800) and $49,957 at September 30, 2005 and 2004, respectively. The carrying value of the forward sales commitments included in the consolidated balance sheets was $104,250 and ($44,675) at September 30, 2005 and 2004, respectively.

The Company entered into interest rate swap agreements related to hedge a number of its brokered certificates of deposit in order to convert the fixed rates on the brokered CDs into variable LIBOR rates. The effect of the swap agreement is that the counterparty pays the fixed rate to the Company while the Company pays the LIBOR rate to the counterparty. The maturity date, notional amounts, interest rates paid and received and fair value of the Company’s interest rate swap agreements as of September 30, 2005 were as follows:

Maturity Date	Notional Amount	Interest Rate Paid	Interest Rate Received	Estimated Fair Value
10/20/2008	$10,000,000	3.57%	4.30%	$(115,467)
11/19/2009	10,000,000	3.57%	3.00%	(179,100)
11/23/2009	10,000,000	3.58%	3.00%	(159,009)
11/26/2010	10,000,000	3.62%	4.13%	(325,857)
11/26/2010	5,000,000	3.61%	4.13%	(161,147)
11/26/2010	5,000,000	3.60%	4.13%	(159,370)
1/24/2010	10,000,000	3.58%	3.00%	(166,723)
1/28/2011	10,000,000	3.63%	4.30%	(271,769)
2/25/2011	5,000,000	3.60%	4.80%	(63,823)
9/14/2012	5,000,000	3.71%	4.25%	(84,908)

Total	$80,000,000			$(1,687,173)

20.	FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

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

At September 30, 2005, the Bank had firm commitments to originate loans of approximately $147.1 million of which $87.9 million were committed to be sold. Of the remaining $59.2 million to be retained, $20.7 million were at fixed rates. At September 30, 2004, the Bank had firm commitments to originate loans of approximately $109.3 million of which $58.7 million were committed to be sold. Of the remaining $50.6 million to be retained, $14.0 million were at fixed rates. Additionally, the Bank had outstanding commitments to lend to borrowers under unused equity lines of credit of $231.9 million and $184.9 million at September 30, 2005 and 2004, respectively.

At September 30, 2005 and 2004, the Bank had firm commitments to sell loans on a best-efforts basis of $150.0 million and $108.3 million, respectively, which includes $65.2 million and $49.1 million, respectively, recorded in the financial statements as loans held-for-sale. Any unrealized loss on these commitment obligations is considered in conjunction with the Bank’s lower of cost or market valuation on its loans receivable held-for-sale.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. These standby letters of credit are primarily issued to support contractual obligations of the Bank’s customers. The credit risk involved in issuing letters of credit is essentially the same as the risk involved in extending loans to customers. At September 30, 2005, the Bank had nine letters of credit totaling approximately $264,000 due to expire no later than April 2008 compared to seven letters of credit totaling approximately $214,000 due to expire no later than March 2006 at September 30, 2004.

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

Carrying values and estimated fair values at September 30, 2005 and 2004 are summarized as follows:

	2005		2004
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
ASSETS:
Cash and cash equivalents	$25,688,000	$25,688,000	$19,581,000	$19,581,000
Debt securities-AFS	—	—	9,224,000	9,224,000
Equity securities-AFS	4,252,000	4,252,000	3,762,000	3,762,000
Debt securities-HTM	5,977,000	5,922,000	—	—
Capital Stock of FHLB	8,462,000	8,462,000	7,538,000	7,538,000
Mortgage-backed securities-HTM	650,000	699,000	864,000	944,000
Mortgage-backed securities-AFS	4,182,000	4,182,000	5,710,000	5,710,000
Assets held for sale	1,017,000	1,017,000	—	—
Loans:
Loans receivable held for sale	64,335,000	65,442,000	49,152,000	49,973,000
Loans receivable	633,195,000	630,904,000	510,584,000	515,582,000
Accrued interest receivable	4,272,000	4,272,000	2,539,000	2,539,000
LIABILITIES:
Deposits	496,171,000	496,171,000	406,799,000	406,799,000
Deposit liabilities held for sale	25,375,000	22,076,000	—	—
Advances from FHLB	171,000,000	169,622,000	154,600,000	154,953,000
Note payable	3,575,000	3,575,000	3,830,000	3,830,000
Derivative liabilities	1,687,000	1,687,000	—	—
Subordinated debentures	19,589,000	19,589,000	9,279,000	9,279,000
Accrued interest payable	1,028,000	1,028,000	505,000	505,000
Due to other banks	13,636,000	13,636,000	14,464,000	14,464,000

	2005		2004
	Contract or Notional Amount	Estimated Fair Value	Contract or Notional Amount	Estimated Fair Value
Off-balance sheet financial instruments:
Commitments to originate and purchase first and second mortgage loans	$141,133,000	$—	$99,515,000	$—
Commitments to originate non-mortgage loans	5,954,000	—	9,816,000	—
Lines of Credit:
Unused Lines of Credit	231,935,000	—	184,946,000	—

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

Equity securities – Estimated fair value comprised of stock market price for publicly quoted stocks, and broker-provided market value for Community Reinvestment Act Fund.

Capital Stock of the Federal Home Loan Bank - The carrying amount approximates fair value.

Assets and Liabilities Held-for-Sale - The fair value is based on the contractual premium in the signed definitive agreement dated October 7, 2005.

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

Accrued Interest Receivable - The carrying value approximates fair value.

Deposits - The estimated fair value of demand deposits and savings accounts is the amount payable on demand at the reporting date. The estimated fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows of existing advances using rates currently available on advances from Federal Home Loan Bank having similar characteristics.

Derivative Assets and Liabilities - The fair value is based on quoted market prices by the counter-party.

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

Subordinated Debentures - The carrying value approximates fair value due to the variable pricing of the debt, which is based upon the 90 day LIBOR rate.

Accrued Interest Payable - The carrying value approximates fair value.

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

The fair value estimates presented herein are based on pertinent information available to management as of September 30, 2005 and 2004. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date. Therefore, current estimates of fair value may differ significantly from the amounts presented herein.

22.	IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In November 2003, the Emerging Issues Task Force, or EITF, reached a consensus on certain disclosure requirements under EITF Issue No 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. The new disclosure requirements apply to investment in debt and marketable equity securities that are accounted for under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, and SFAS No. 124, Accounting for Certain Investments Held by Not-for-Profit Organizations. Effective for fiscal years ending after December 15, 2003, companies are required to disclose information about debt or marketable equity securities with market values below carrying values. We previously adopted the disclosure requirements of EITF Issue No. 03-1. In March 2004, the EITF came to a consensus regarding EITF 03-1. Securities in scope are those subject to SFAS 115 and SFAS 124. The EITF adopted a three-step model that requires management to determine if impairment exists, decide whether it is other than temporary, and record other-than-temporary losses in earnings. In September 2004, the Financial Accounting Standards Board, or FASB, approved issuing a Staff Position to delay the requirement to record impairment losses under EITF 03-1, but broadened the scope to include additional types of securities. As proposed, the delay would have applied only to those debt securities described in paragraph 16 of EITF 03-1, the Consensus that provides guidance for determining whether an investment’s impairment is other than temporary and should be recognized in income. On June 29, 2005, the FASB directed the EITF to issue EITF Issue 03-1-a, Implementation Guidance for the Application of Paragraph 16 of EITF Issue No. 03-1, as final. On November 3, 2005, the FASB issued FASB Staff Position, or FSP, FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. The FSP addresses determining when an investment is considered impaired and whether that impairment is other than temporary, and measuring an impairment loss. The FSP also addresses the accounting after an entity recognizes an other-than-temporary impairment, and requires certain disclosures about unrealized losses that the entity did not recognize as other-than-temporary impairments. The FSP is effective for reporting periods beginning after December 15, 2005. We are currently evaluating the requirements of FSP FAS 115-1 and FAS 124-1 and do not expect them to have a material effect on our financial condition or results of operations.

In December 2003, the Accounting Standards Executive Committee, or AcSEC, issued SOP 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer, effective for loans acquired in fiscal years beginning after December 15, 2004. The scope of SOP 03-3 applies to problem loans that have been acquired, either individually in a portfolio, or in an acquisition. These loans must have evidence of credit deterioration and the purchaser must not expect to collect contractual cash flows. SOP 03-3 updates Practice Bulletin No. 6, Amortization of Discounts on Certain Acquired Loans, for more recently issued literature, including FASB Statements No. 114, Accounting by Creditors for Impairment of a Loan; No. 115, Accounting for Certain Investments in Debt and Equity Securities; and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. Additionally, it addresses FASB Statement No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases, which requires that discounts be recognized as an adjustment of yield over a loan's life. SOP 03-3 states that an institution may no longer display discounts on purchased loans within the scope of SOP 03-3 on the balance sheet and may not carry over the allowance for loan losses. For those loans within the scope of SOP 03-3, this statement clarifies that a buyer cannot carry over the seller's allowance for loan losses for the acquisition of loans with credit deterioration. Loans acquired with evidence of deterioration in credit quality since origination will need to be accounted for under a new method using an income recognition model. This prohibition also applies to purchases of problem loans not included in a purchase business combination, which would include syndicated loans purchased in the secondary market and loans acquired in portfolio sales. The implementation of SOP 03-3 on October 1, 2005, is not expected to have any material effect on our financial condition or results of operation.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No 123 (Revised 2004), Share-Based Payment. This Statement addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services. The Statement eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, Accounting for Stock Issued to Employees, and generally requires instead that such transactions be accounted for using a fair-value-based method. For public entities, the cost of employee services received in exchange for an award of equity instruments, such as stock options, will be measured based on the grant-date fair value of those instruments, and that cost will be recognized over the period during which as employee is required to provide service in exchange for the award (usually the vesting period). This Statement is effective for the Company beginning on October 1, 2005. The implementation of SFAS No.123R is not expected to have any material effect on the Company’s financial condition or results of operations.

In May 2005, the FASB issued SFAS No. 154 -Accounting Changes and Error Corrections. SFAS No. 154, a replacement of APB Opinion No. 20- Accounting Changes and FASB Statement No. 3 - Reporting Accounting Changes in Interim Financial Statements. SFAS No. 154 requires retrospective application for voluntary changes in accounting principles unless it is impracticable to do so. SFAS No. 154 is effective for accounting changes and corrections of errors in fiscal years beginning after December 15, 2005. Early application is permitted for accounting changes and corrections of errors during fiscal years beginning after June 1, 2005. We are currently evaluating the requirements of SFAS No. 154 and do not expect it to have a material effect on our financial condition or results of operations.

In July 2005, the FASB issued an exposure draft titled Accounting for Uncertain Tax Positions, an Interpretation of SFAS No. 109 - Accounting for Income Taxes. This exposure draft addresses accounting for tax uncertainties that arise when a position that an entity takes on its tax return may be different from the position that the taxing authority may take, and provides guidance about the accounting for tax benefits associated with uncertain tax positions, classification of a liability recognized for those tax positions, and interim reporting considerations. The proposed interpretation is not expected to be issued until the first quarter of 2006, at which time the FASB will decide on a revised effective date and transition period. We are currently evaluating the requirements of the exposure draft to determine the impact on our financial condition and results of operations.

23.	SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

In November 2004, the Company had entered into certain interest rate swap agreements to hedge the interest rate risk inherent in certain of its brokered certificates of deposit. These hedging relationships did not meet the criteria for the “short-cut” method of fair value hedge accounting in SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”).

Because the Company did not qualify for the “short-cut” method of hedge accounting on these swap agreements, the amounts previously recorded as an adjustment to the hedged item, brokered certificates of deposit, was recognized as a loss on derivative financial instruments in the consolidated statements of income and comprehensive income for the year ended September 30, 2005.

In addition, the net cash settlements under the interest rate swaps that were originally reported in interest expense have been reclassified to loss on derivative instruments. Finally, the broker placement fees on the certificates of deposit have been recorded as an asset and are being amortized on a straight-line basis to the maturity of the certificates of deposit.

The Company has restated its consolidated financial statements to reflect these changes for the quarters ended December 31, 2004, March 31, 2005 and June 30, 2005, and has reflected the impact of these adjustments on the previously reported quarterly results below.

The Company has also restated basic earnings per share for the quarterly periods in fiscal 2004 and the quarters ended December 31, 2004, March 31, 2005 and June 30, 2005 to reflect equity trust shares in treasury stock as not outstanding for the calculation of basic earnings per share.

	2005 As Restated
	First Quarter	Second Quarter	Third Quarter
Interest income	$8,206	$8,755	$9,769
Interest expense	3,183	3,555	4,504
Net interest income	5,023	5,200	5,265
Provision for loan losses	349	118	529
Net interest income after loan loss provision	4,673	5,082	4,735
Non-interest income	2,345	2,585	2,821
Non-interest expense	3,944	5,169	3,762
Income before taxes	3,075	2,498	3,795
Income taxes	1,183	915	1,395
Net income	1,892	1,583	2,400
Earnings per share - basic	0.24	0.20	0.30
Earnings per share - diluted	0.22	0.18	0.27
Weighted average shares outstanding - basic	7,824	7,934	7,960
Weighted average shares outstanding - diluted	8,736	8,814	8,875

	2005 As Reported
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	$8,206	$8,755	$9,769	$11,062
Interest expense	3,120	3,387	4,340	5,448
Net interest income	5,086	5,368	5,429	5,614
Provision for loan losses	349	118	529	639
Net interest income after loan loss provision	4,737	5,251	4,900	4,976
Non-interest income	2,345	2,585	2,821	3,192
Non-interest expense	3,980	4,664	4,636	5,638
Income before taxes	3,103	3,172	3,085	2,529
Income taxes	1,193	1,165	1,132	925
Net income	1,910	2,007	1,953	1,604
Earnings per share - basic	0.23	0.24	0.23	0.20
Earnings per share - diluted	0.21	0.23	0.22	0.18
Weighted average shares outstanding - basic	8,199	8,334	8,370	7,985
Weighted average shares outstanding - diluted	8,736	8,814	8,875	8,889

The results of operations by quarter for 2004 were as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
September 30, 2004
Interest income	$5,093,597	$5,177,388	$6,306,407	$7,250,460
Interest expense	1,625,525	1,642,957	2,073,292	2,464,231
Net interest income	3,468,072	3,534,431	4,233,115	4,786,229
Provision for loan losses	263,515	316,260	649,965	704,358
Net interest income after loan loss provision	3,204,557	3,218,171	3,583,150	4,081,871
Non-interest income	2,205,510	2,173,068	2,282,204	2,303,219
Non-interest expense	3,169,556	3,144,255	3,525,235	3,875,411
Income before taxes	2,240,511	2,246,984	2,340,119	2,509,679
Income taxes	836,507	818,986	882,985	947,106
Net income	1,404,004	1,427,998	1,457,134	1,562,573
Earnings per share - basic as revised	0.18	0.18	0.19	0.20
Earnings per share - diluted	0.16	0.17	0.17	0.18
Weighted average shares outstanding - basic as revised	7,729,773	7,730,513	7,761,912	7,810,080
Weighted average shares outstanding - diluted	8,666,153	8,735,520	8,686,767	8,691,923
Earnings per share - basic as previously reported	0.17	0.18	0.18	0.19
Weighted average shares outstanding-basic as previously reported	8,055,141	8,064,611	8,105,162	8,158,980

24.	CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS.

The following table presents the condensed balance sheets as of September 30, 2005 and 2004, and the condensed statements of income and cash flows of the Company for the years ended September 30, 2005, 2004 and 2003:

	2005	2004
Condensed Balance Sheets
ASSETS:
Cash and cash equivalents	$175,105	$385,546
Investment in Bank	68,075,077	52,193,426
Investments and mortgage-backed securities	2,209,789	1,813,738
Intercompany loan	1,225,000	—
Other assets	474,085	223,098

TOTAL ASSETS	$72,159,056	$54,615,808

LIABILITIES:
Note payable	$3,575,000	$3,830,000
Subordinated debentures	19,589,000	9,279,000
Dividends payable	675,133	493,649
Other liabilities	73,459	39,588

TOTAL LIABILITIES	23,912,592	13,642,237

STOCKHOLDERS’ EQUITY	48,246,464	40,973,571

TOTAL LIABILITIES & STOCKHOLDERS’ EQUITY	$72,159,056	$54,615,808

	2005	2004	2003
Condensed Statements of Income
INTEREST INCOME	$84,079	$53,598	$107,217
INTEREST EXPENSE	1,100,708	259,203	10,333

NET INTEREST INCOME	(1,016,629)	(205,605)	96,884
NON-INTEREST INCOME	105,974	761,530	135,423
NON-INTEREST EXPENSE	465,229	328,675	337,548

(Loss) income before income taxes and equity in earnings of Bank	(1,375,884)	227,250	(105,241)
INCOME TAX (BENEFIT) PROVISION	(524,418)	86,284	(39,531)

Net (loss) income before equity in earnings of Bank	(851,466)	140,966	(65,710)
EQUITY IN EARNINGS OF BANK	8,330,364	5,710,689	5,833,811

NET INCOME	$7,478,898	$5,851,655	$5,768,101

	2005	2004	2003
Condensed Statements of Cash Flows
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$7,478,898	$5,851,655	$5,768,101
Adjustments to reconcile net income to net cash from operating activities:
Equity in earnings of Bank	(8,330,364)	(5,710,689)	(5,833,811)
Net change in other assets and liabilities	87,482	(4,973)	1,205,452
Realized gain on sale of investments	—	(736,083)	(73,819)

Net cash (used in) provided by operating activities	(763,984)	(600,090)	1,065,923

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash paid for 50% interest in joint venture	(133,810)	—	—
Dividends received from Bank	2,500,000	—	—
Capital contribution to subsidiary	(9,000,000)	(12,000,000)	—
(Increase) decrease in intercompany loan	(1,225,000)	500,000	1,500,000
Purchases of investments	(410,000)	(1,323,230)	(473,301)
Proceeds from sales of investments	—	2,163,231	552,209
Principal payments on mortgage-backed securities	42,098	99,817	301,322

Net cash (used in) provided by investing activities	(8,226,712)	(10,560,182)	1,880,230

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from note payable	—	4,000,000	—
Proceeds from issuance of subordinated debentures	10,310,000	9,279,000	—
Payment of note payable	(255,000)	(170,000)	—
Payments received from loan to ESOP	183,773	116,380	364,740
Payment from subsidiary related to restricted shares	89,634	199,180	175,693
Stock options exercised	974,033	807,883	631,260
Non-cash compensation expense for stock option grants	3,923	—	—
Stock repurchase	(190,194)	(1,566,798)	(2,745,366)
Dividends paid on common stock	(2,335,914)	(1,619,293)	(1,073,863)

Net cash provided by (used in) financing activities	8,780,255	11,046,352	(2,647,536)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(210,441)	(113,920)	298,617
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	385,546	499,466	200,849

CASH AND CASH EQUIVALENTS AT END OF YEAR	$175,105	$385,546	$499,466

* * * * *

25.	SUBSEQUENT EVENTS

Acquisition of CWE Bancorp. On October 25, 2005, the Company entered into an Agreement and Plan of Merger with CWE Bancorp, Inc. pursuant to which the Company will acquire CWE Bancorp and its wholly owned subsidiary, Central West End Bank, A Federal Saving Bank. Central West End Bank operates two full-service banking offices in St. Louis, Missouri. At September 30, 2005, CWE Bancorp had total assets of $46.2 million, deposits of $40.6 million and stockholders’ equity of $4.5 million. The Company will issue approximately 214,000 shares of its common stock and pay approximately $3.6 million in cash to the stockholders of CWE Bancorp subject to possible adjustments. The transaction is expected to be completed in the first calendar quarter of 2006, pending approval by the stockholders of CWE Bancorp, regulatory approval and other customary conditions of closing.

Kansas City Branch Sale. On October 7, 2005, the Bank entered into a purchase and assumption agreement pursuant to which it will sell its Kansas City, Missouri branch office to UMB Bank. The transaction is expected to close during the first calendar quarter of 2006. As of September 30, 2005, the deposits to be assumed by UMB Bank totaled approximately $25.4 million. No loans will be transferred in connection with the branch sale. The Company expects to recognize a gain of approximately $2.8 million in connection with the transaction.

COMMON STOCK INFORMATION

The common stock of the Company is listed on the National Market under the symbol “PULB.” As of December 5, 2005, there were approximately 2,568 stockholders of record of the Company, including brokers or other nominees.

The following table sets forth market price and dividend information for the Company’s common stock for fiscal year 2005 and 2004. Stock prices and dividends per share for the 2004 fiscal year have been restated to reflect the three-for-two split of the Company’s common stock on July 18, 2005.

Fiscal 2005	High	Low	Dividend
First Quarter	$13.80	$11.23	$.06/per share
Second Quarter	$14.23	$12.50	$.06/per share
Third Quarter	$18.67	$12.67	$.08/per share
Fourth Quarter	$18.74	$16.03	$.08/per share

Fiscal 2004	High	Low	Dividend
First Quarter	$11.33	$9.77	$.04/per share
Second Quarter	$13.63	$11.09	$.04/per share
Third Quarter	$12.67	$9.60	$.06/per share
Fourth Quarter	$13.05	$11.32	$.06/per share

DIRECTORS AND OFFICERS

Directors

William A. Donius

Chairman and Chief Executive Officer

E. Douglas Britt

Retired Thrift Executive

William M. Corrigan, Jr.

Partner, Armstrong, Teasdale LLP

Robert A. Ebel

Chairman of the Board of Universal Printing Co.

Leon A. Felman

Managing Partner of Felman Family Partnership LP

Timothy K. Reeves

President of Keenan Properties of St. Louis

Christopher K. Reichert

Executive Vice President

Lee S. Wielansky

Chairman and Chief Executive Officer of Midland Development Group, Inc.

Emeritus Directors

Walter A. Donius

Chairman Emeritus and Retired Thrift Executive

Thomas F. Hack

Retired Thrift Executive

Edward J. Howenstein

Retired Dentist

Officers

William A. Donius

Chairman and Chief Executive Officer

Ramsey K. Hamadi

Chief Financial Officer

Christopher K. Reichert

Executive Vice President

CORPORATE INFORMATION

Corporate Headquarters

12300 Olive Boulevard

St. Louis, Missouri

Independent Auditors

KPMG LLP

St. Louis, Missouri

General Counsel

Kappel, Neill and Wolff LLC

St. Louis, Missouri

Armstrong, Teasdale LLP

St. Louis, Missouri

Special Securities Counsel

Muldoon Murphy & Aggugia LLP

Washington, D.C.

Stock Transfer Agent

Registrar and Transfer Company

Cranford, New Jersey

Investor Relations

The Investor Relations Company

Des Plaines, Illinois

ANNUAL MEETING

The annual meeting of the stockholders will be held Thursday, January 26, 2006 at 2:00 p.m., Central Time, at The St. Louis Art Museum (rear entrance), 1 Fine Arts Boulevard, Forest Park, St. Louis, Missouri.