Form 10-K, Exhibit 13
period 2006-09-30
PULASKI FINANCIAL CORP
filed 2006-12-13
CIK 1062438

Exhibit 13.1

Annual Report to Stockholders

BUSINESS OF THE COMPANY

We are a diversified, community-based, financial institution holding company headquartered in St. Louis, Missouri. We conduct operations primarily through Pulaski Bank, a federally chartered savings bank. Pulaski Bank provides an array of financial products and services for businesses and consumers primarily through its nine full-service offices in the St. Louis metropolitan area and a loan production office in the Kansas City metropolitan area.

We have grown our assets, deposits and profits internally by building our residential lending operation, by opening de novo branches, and by hiring experienced bankers with existing customer relationships in our market. Although we intend to expand primarily through internal growth, we may also make strategic acquisitions. During 2006, we purchased another financial institution and we will continue to explore such opportunities to expand through acquisitions of other banks and bank branches. Our goal is to continue to deliver value to our shareholders and to enhance our franchise value and earnings through controlled growth in our banking operations, while maintaining the personal, community-oriented customer service that has characterized our success to date.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

	At or For the Years Ended September 30,
	2006	2005	2004	2003	2002
	(In thousands, except per share amounts)
FINANCIAL CONDITION DATA
Total assets	$962,460	$789,861	$637,886	$401,403	$369,247
Loans receivable, net	785,199	633,195	510,584	276,894	227,581
Loans receivable held for sale	60,371	64,335	49,152	61,124	97,174
Debt and equity securities	17,449	10,228	12,986	6,432	4,877
Capital stock of Federal Home Loan Bank	9,524	8,462	7,538	3,880	5,840
Mortgage-backed securities	3,631	4,833	6,574	8,862	7,482
Assets held for sale	—	1,017	—	—	—
Cash and cash equivalents	22,116	25,688	20,296	18,656	11,177
Deposits	655,577	496,171	406,799	313,607	201,270
Deposit liabilities held for sale	—	25,375	—	—	—
Advances from Federal Home Loan Bank	172,800	171,000	154,600	31,500	116,800
Subordinated debentures	19,589	19,589	9,279	—	—
Stockholders’ equity	75,827	48,246	40,974	36,383	32,554
OPERATING DATA
Interest income	$53,843	$37,792	$23,832	$21,426	$18,341
Interest expense	29,027	16,732	7,806	7,739	8,150

Net interest income	24,816	21,060	16,026	13,687	10,191
Provision for loan losses	1,501	1,635	1,934	1,487	1,011

Net interest income after provision for loan losses	23,315	19,425	14,092	12,200	9,180
Non-interest income	12,711	10,906	8,960	11,405	7,077
Non-interest expense	20,763	18,434	13,715	13,977	9,653

Income before income taxes	15,263	11,897	9,337	9,628	6,604
Income taxes	5,425	4,418	3,485	3,860	2,418

Net income	$9,838	$7,479	$5,852	$5,768	$4,186

COMMON SHARE DATA(1)
Basic earnings per share	$1.07	$0.94	$0.75	$0.74	$0.52
Diluted earnings per share	$1.01	$0.85	$0.67	$0.67	$0.49
Dividends declared per share	$0.33	$0.28	$0.20	$0.14	$0.06
Book value per share	$7.62	$5.72	$4.98	$4.47	$3.94
Weighted average shares-basic	9,206	7,926	7,758	7,843	8,064
Weighted average shares-diluted	9,718	8,828	8,695	8,578	8,528
Shares outstanding-end of period	9,946	8,439	8,227	8,146	8,256

(1)	Reflects a three-for-two stock split in July 2005 and a two-for-one stock split in July 2003.

	At or For the Year Ended September 30,
	2006	2005	2004	2003	2002
KEY OPERATING RATIOS
Return on average assets	1.14%	1.06%	1.18%	1.38%	1.38%
Return on average equity	14.98	16.37	15.31	16.35	13.24
Average equity to average assets	7.62	6.45	7.68	8.43	10.44
Interest rate spread	2.87	3.04	3.38	3.30	3.40
Net interest margin	3.12	3.18	3.48	3.47	3.66
Efficiency ratio	58.89	56.67	56.56	55.87	55.99
Dividend payout ratio	32.67	32.94	29.70	20.79	22.45
Non-interest expense to average assets	2.39	2.56	2.76	3.34	3.19
Average interest-earning assets to average interest-bearing liabilities	106.97	105.59	105.85	108.95	108.64
Allowance for loan losses to total loans at end of period	0.92	0.95	0.99	1.13	0.78
Allowance for loan losses to nonperforming loans	110.91	112.07	130.64	91.31	101.89
Net charge-offs to average outstanding loans during the period	0.09	0.06	0.05	0.05	0.12
Nonperforming assets to total assets	1.02	0.86	0.84	1.07	0.68

OTHER DATA
Number of:
Real estate loans outstanding	5,609	4,059	3,619	2,651	2,954
Consumer loans (includes home equity loans)	9,821	9,520	8,318	6,336	4,295
Deposit accounts	36,443	33,010	30,390	29,344	23,977
Number full-time equivalent employees	361	327	258	239	160
Full service offices	9	8	7	7	5

CAPITAL RATIOS (1)
Tangible capital	9.30%	8.60%	8.14%	8.18%	7.28%
Core capital	9.30	8.60	8.14	8.18	7.28
Total risk-based capital	11.99	10.85	11.46	11.73	12.63

(1)	Capital ratios are for Pulaski Bank.

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

Management's ability to predict results or the effect of future plans or strategies is inherently uncertain. Factors that could affect actual results include interest rate trends, the general economic climate in the market area in which we operate, as well as nationwide, our ability to control costs and expenses, competitive products and pricing offered by competitors, loan delinquency rates and changes in federal and state legislation and regulation. Additional factors that may affect our results are discussed in the section titled “Risk Factors” in our annual report on Form 10-K filed with the Securities and Exchange Commission. These factors should be considered in evaluating the forward-looking statements and undue reliance should not be placed on such statements. We assume no obligation to update any forward-looking statements.

PULASKI’S LEGACY IN ST. LOUIS

Pulaski Bank (the “Bank”) has been lending to the Polish community and the city of St. Louis since 1922. William A. Donius, Chairman and CEO, is a grandson of the Bank’s principal founder, Michael Burdzy, who formed Pulaski Bank as a mutual thrift to make consumer and mortgage loans to the St. Louis Polish community. In 1998, Pulaski Financial Corp. (the “Company”) was formed as the holding company of the Bank to access capital through a public common stock offering. The regulatory environment at the time directed the amount of capital converting thrifts were required to raise based on their appraised valuation. The initial offering raised $26 million in new capital, which doubled the Bank’s existing capital and saddled the Company with nearly a 21% equity-to-assets ratio. The high capital ratio translated into a correspondingly low 4.5% return on average equity during 1999. With $244.0 million in total assets and $49.9 million in shareholders’ equity, the Company was challenged to provide a high return to shareholders.

CEO Donius and his executive team strove to restructure the business under a vision of growth and fiscal responsibility. Management identified five key products that were crucial to this restructuring: commercial, residential and home equity loans and checking and money market deposit accounts. The Company also began an aggressive share repurchase program. The board and management established a ten-year strategic plan to become a high-performing, $1 billion to $2 billion community bank by the year 2010. Today, the Company is approaching $1 billion in total assets and has realized an average return on equity of 15.3% since 2002. Total assets have grown at an annual compound rate of 27% and diluted earnings per share have grown at an annual compound rate of 8% over the same time period. In the last year, the Company narrowed its growth expectations to reach $1.5 billion in total assets by the year 2010. The Company returned to the capital markets during 2006 to raise an additional $16 million in a common stock offering to fund this targeted growth.

In 2003, Pulaski Bank began expanding its retail and mortgage banking presence by adding a staff of commercial bankers. With over 70 residential commercial lenders, Pulaski Bank is lending in every community and touching every neighborhood in St. Louis. In the last two years, Pulaski Bank originated more than 17,000 residential mortgage and home equity loans, totaling nearly $1.8 billion in the St. Louis metropolitan area and has originated another $775 million in the Kansas City metropolitan area. During fiscal 2006, the Company also originated $248.5 million of commercial loans, resulting in net growth of $86.4 million in its commercial loan portfolio. Over the last five years, the Bank has become one of the best performing small banks in America (based on a survey of 106 regional banks and thrifts performed by the investment banking firm of Stifel Nicolaus.) Our stated goal is to become “The Best Performing Small Bank in America” based on return on average equity and customer service levels. We believe we can accomplish this and, in so doing, will become the preferred community bank in St. Louis.

Nearly three years ago, management determined that core deposit growth was a key element in the accomplishment of its ten-year growth objectives. As a result, the Company has focused on a three-pronged approach to growing deposits: provide excellence in customer service, offer customers best-in-class products, and provide customers with convenient banking locations. The approach has resulted in strong core deposit growth, which increased at an annual compound rate of 25% during the last 3 years, including $159.4 million of deposit growth in the last year and two new bank locations in the Central West End neighborhood of St. Louis. In addition, two to three new bank locations are planned during the next two years.

Today, we continue to strive to provide outstanding service to the St. Louis community by being a well-rounded community bank. Management believes this outstanding service will continue to attract loyal customers, which will translate into exceptional returns to the Company’s shareholders. This “Quest to be the Best” in both customer service and financial performance has been a guiding principle in the Company’s evolution.

EXPANDING PULASKI’S PRESENCE IN ST. LOUIS

In keeping with its objective to be the preferred community bank in St. Louis, the Company sold its Kansas City retail branch, which was its only bank location outside of the St. Louis market, in February 2006. The sale resulted in an after-tax gain of $1.5 million and allowed us to focus on serving the needs of the St. Louis community.

In 2003, the Company added commercial banking operations. At the time, the Company had a total of $35.2 million in checking account balances, which are its lowest-cost deposit type. Three years later, the Company has increased checking account balances 162% to $92.3 million, due primarily to growth in commercial deposits. In addition, over 50% of the Company’s loan portfolio growth has been generated by commercial loans. We believe growth in commercial banking relationships is essential for the

Company’s continued growth in the St. Louis market and that our prospects will be enhanced by our increased presence in the St. Louis business community.

Today, the Bank has nine full-service locations and plans to open two to three new locations in the central corridor of metropolitan St. Louis within the next two years. In September 2004, the Bank had six full-service locations, with only the main bank in Creve Coeur positioned to serve small to medium sized business customers. Including Chesterfield Valley which was opened in August 2005, the two Central West End Bank locations acquired in March 2006 and three planned locations, seven of twelve potential full-service offices will be convenient to the commercial and financial centers within St. Louis.

ST. LOUIS DEMOGRAPHICS

St. Louis MSA Banks & Thrifts

Rank	Company Name	Charter	Number of Branches	June 2006 Deposits	Pct of Total
1	U.S. Bancorp	Bank	193	$8,277,898	16.7%
2	Bank of America Corp.	Bank	104	6,643,540	13.4%
3	Commerce Bancshares Inc.	Bank	57	3,926,987	7.9%
4	Marshall & Ilsley Corp.	Bank	17	2,964,184	6.0%
5	Regions Financial Corp.	Bank	104	2,820,489	5.7%
6	First Banks, Inc.	Bank	60	2,287,336	4.6%
7	National City Corp.	Bank	71	1,694,212	3.4%
8	Enterprise Financial Services	Bank	4	943,359	1.9%
9	Central Bancompany	Bank	12	926,381	1.9%
10	First Co Bancorp Inc.	Bank	10	882,164	1.8%
11	UMB Financial Corp.	Bank	37	860,184	1.7%
12	Banc Ed Corp.	Bank	16	837,205	1.7%
13	Stupp Bros. Inc.	Bank	13	645,334	1.3%
14	Pulaski Financial Corp.	Thrift	9	642,986	1.3%
	Companies Ranked 15 - 130		403	15,377,907	30.9%

Source: Keefe, Bruyette & Woods		Total		$49,730,166	100%

St. Louis is the 18th largest metropolitan area in the United States, with a population of 2.8 million and an average household income of $47,370, which is 6% higher than the national average. Pulaski Bank is the 14th largest bank in St. Louis and, with only 1.3% of the area’s $49.7 billion in deposits, has significant growth potential. The St. Louis economy is stable and diverse with its largest sector, healthcare, employing 20% of the workforce, and manufacturing employing only 11% of the area’s workforce.

St. Louis MSA Mergers and Acquisitions

	Announcement Date	Acquiror	Target	Assets ($000s)
1	12/21/05	Marshall & Ilsley Corp.	Trustcorp Financial Corp.	$705,359
2	12/21/05	National City Corp.	Forbes First Financial Corp.	505,229
3	10/25/05	Pulaski Financial Corp.	CWE Bancorp, Inc.	45,458
4	04/09/04	National City Corp.	Allegiant Bancorp Inc.	2,458,878
5	10/01/02	Marshall & Ilsley Corp.	Mississippi Valley Bancshares	2,042,192
6	09/28/01	Allegiant Bancorp Inc.	Southside Bancshares Corp.	737,427
7	03/01/01	Commerce Bancshares Inc.	Breckenridge Bancshares Co.	255,186
8	11/15/00	Allegiant Bancorp Inc.	Equality Bancorp Inc.	323,335
9	09/22/00	G.A.C. Inc.	Gateway NB of St. Louis	33,873
10	05/10/00	Maries County Bancorp., Inc.	Tritten Bancshares, Inc.	44,705
11	09/20/99	Firstar Corp.	Mercantile Bancorp.	35,578,819
12	01/04/99	Liberty Bancshares Inc.	Sac River Valley Bank	99,917
13	09/10/98	First Illinois Bancorp, Inc.	Duchesne Bank	107,152
14	07/01/98	Union Planters Corp.	Magna Group Inc.	7,074,969
15	06/30/98	Southside Bancshares Corp.	Public Srvc. Bk, A Fed Svgs Bk	70,482
16	08/29/97	Allegiant Bancorp Inc.	Reliance Financial Inc.	31,705
17	07/01/97	Trustcorp Inc.	Missouri State B&TC	88,866
18	04/25/97	Mercantile Bancorp.	Mark Twain Bancshares Inc.	3,147,933
19	01/07/97	NationsBank Corp.	Boatman's Bancshares Inc.	40,682,558
Source: SNL Securities, LC			TOTAL	$94,034,043

Perhaps the most appealing characteristic of the St. Louis banking environment is the consolidation within the banking industry. During the past ten years, $94 billion in assets have been acquired by out-of-town banks leaving an opportunity for a locally-based community bank to gain market share by developing relationships with depositors who have likely experienced more than one of these bank consolidations. Such depositors are more likely to change banking relationships than those who have enjoyed long-term relationships. In addition, we believe that St. Louisans strongly favor doing business with companies that are locally-managed. Five out-of-town banks own more than half of the area’s deposits, so we are capitalizing on Pulaski’s local presence.

EXECUTION OF THE STRATEGIC PLAN HAS YIELDED SUPERIOR PERFORMANCE FOR INVESTORS

Execution of the Company’s strategic plan has resulted in strong, consistent growth in many of its key indicators such as net income, earnings per share, growth in assets, loans and deposits. From September 30, 2002 to September 30, 2006, we have achieved strong growth. Specifically, we have:

•	Increased our net income from $4.2 million to $9.8 million, representing a 24% compound annual growth rate (“CAGR”)

•	Increased our diluted earnings per share from $0.49 to $1.01, representing a 20% CAGR

•	Increased our total assets from $369.2 million to $962.5 million, representing a 27% CAGR

•	Increased our total loan portfolio from $227.6 million to $785.2 million, representing a 36% CAGR

•	Increased our total deposits from $201.3 million to $655.6 million, representing a 34% CAGR

•	Expanded the number of residential and commercial loan officers from 18 to over 70

•	Expanded our St. Louis bank network from five to nine full-service locations

A major driver of our growth has been our residential mortgage business, which generates significant income through loan sales and provides a source of portfolio loans. In addition, we have actively offered additional business lines to our mortgage customers that include home equity lines of credit, title services, appraisal services and deposit gathering. Despite a three-year decline in mortgage lending nationwide, the Bank’s residential mortgage loan originations totaled $1.3 billion, $1.2 billion and $1.1 billion for the years ended September 30, 2006, 2005 and 2004, respectively. These loans were primarily originated for sale and fueled our mortgage revenue, which totaled $4.0 million, $5.5 million and $4.6 million for the years ended September 30, 2006, 2005 and 2004, respectively. Of the Company’s $785.2 million of loans outstanding at September 30, 2006, $526.3 million were originated through mortgage relationships. The Company currently conducts mortgage activities through two loan production offices in St. Louis and Kansas City. In addition, benefited by our emphasis on cross-sales, the Company realized $742,000 of title service revenues and $186,000 in appraisal service revenues for the year ended September 30, 2006.

In the last four years, the Company’s earnings have become progressively less dependent on non-interest income sources as the loan portfolio has expanded, resulting in higher interest income and ultimately higher net interest income. Net interest income increased $3.8 million to $24.8 million for the year ended September 30, 2006 compared to $21.1 million for the year ended September 30, 2005 and $16.0 million for the year ended September 30, 2004. Driven by growth in our commercial and residential portfolios, loans receivable increased 24%, or $152.0 million, in the last year and 245% over the last four years, from $227.6 million at September 30, 2002 to $785.2 million at September 30, 2006.

At September 30, 2002, we were principally a residential lender, with 93% of our portfolio consisting of residential and home equity loans. We identified the need to both expand net interest income and to diversify our loan portfolio. We made the decision to begin lending to small and medium-sized businesses. We spent a year building the infrastructure to accomplish the goal, which included adding people, policies, procedures and programs. Late in 2003, we hired several commercial lenders to help us grow the loan portfolio. Over the past three years, the commercial lending division has been a significant contributor to our growth, with $86.4 million of new loan growth in fiscal 2006, $74.0 million in fiscal 2005 and $88.8 million fiscal 2004. The commercial division’s loan portfolio totaled $265.7 million at September 30, 2006 compared to $8.4 million at September 30, 2002.

We continue to grow our core deposit accounts. Deposits increased $159.4 million to $655.6 million at September 30, 2006 from $496.2 million at September 30, 2005. Demand deposit accounts, including money market accounts and passbooks, increased $87.5 million during the year, including an increase in commercial transaction accounts of $42.8 million to $78.1 million at September 30, 2006 from $35.3 million September 30, 2005. Non-interest bearing checking account balances increased 33% to $38.8 million at September 30, 2006 and money market balances increased 63% to $134.4 million at September 30, 2006. The increases stem primarily from growth in commercial relationships, improved products and marketing focused on increasing customer relationships. Brokered deposit balances remained unchanged during the year at $118.5 million.

HIGHLIGHTS FROM FISCAL 2006

On December 27, 2005, the Company announced the implementation of a dividend reinvestment plan, which allows participants to reinvest their quarterly dividends in additional shares of the Company’s common stock and to make quarterly cash purchases directly through the plan.

On February 10, 2006, the Company completed a secondary common stock offering, issuing 1,150,000 shares and raising $16.1 million, net of expenses, to be used for future growth and operating capital for the Bank.

On February 27, 2006, the Company announced the sale of its Kansas City branch office located at 8442 Wornall Road to UMB Bank, N.A. The sale resulted in a pre-tax gain of approximately $2.5 million on the sale of $25.4 million of deposits and $1.0 million of assets.

On March 6, 2006, the Company announced the retirement of Director and Audit Committee Chairman Robert A. Ebel, who resigned from the board after 29 years of service.

On March 16, 2006, the Company announced the appointment of three new directors, including a new Audit Committee Chairman, Michael R. Hogan. Mr. Hogan currently serves as the Chief Administrative Officer and Chief Financial Officer of St. Louis-based Sigma-Aldrich Corporation, a chemical producer. Also joining the board were Stanley J. Bradshaw, founder and principal of Bradshaw Management, LLC, an investment and advisory firm, and Steven C. Roberts, President and Chief Operating Officer of The Roberts Company, a minority-owned business consulting and construction management firm.

On March 30, 2006, the Company announced the hiring of W. Thomas Reeves as President of Pulaski Bank. Mr. Reeves is responsible for market development for the Bank. Mr. Reeves served as the Chief Lending Officer and Senior Vice President at the former Mercantile Bank of St. Louis from 1997 to 1999 and Chief Lending Officer of the Former Mark Twain Bancshares from 1980 to 1997. From 1999 until joining the Bank, Mr. Reeves served as Executive Director of Downtown Now!, a not-for-profit organization dedicated to generating investment in, and development of, the downtown St. Louis area.

On March 31, 2006, the Company acquired CWE Bancorp, Inc., and its wholly-owned subsidiary, Central West End Bank. The Company issued 210,732 shares of common stock and paid $3.6 million in cash for all of the outstanding shares of CWE Bancorp. CWE had two branch locations in the central west end area of St. Louis with approximately $12.0 million in loans and $41.4 million in deposits.

On October 13, 2006, the Company announced plans to open two to three new banking locations in the central corridor of metropolitan St. Louis within the next two years. The new locations are expected to improve the level of service by providing the St. Louis community greater access to the Bank.

CRITICAL ACCOUNTING POLICIES

We have established various accounting policies that govern the application of U.S generally accepted accounting principles in the preparation of our financial statements. Our significant accounting policies are described in the footnotes to the consolidated financial statements that appear in this report. Certain accounting policies involve significant judgments and assumptions by management that have a material impact on the carrying value of certain assets and liabilities. We consider the following to be our critical accounting policies: accounting for the allowance for loan losses and derivative financial instruments. The judgments and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from these judgments and estimates that could have a material impact on the carrying values of assets and liabilities and our results of operations.

We maintain an allowance for loan losses to absorb probable losses in our loan portfolio. Determining the amount of the allowance involves a high degree of judgment. The balance in the allowance is based upon management’s quarterly estimates of expected losses inherent in the loan portfolio. Management’s estimates are determined by quantifying certain risks in the portfolio that are affected primarily by changes in the nature and volume of the portfolio combined with an analysis of past-due and classified loans These estimates can also be affected by the following factors: changes in lending policies and procedures, including underwriting standards and collection; charge-off and recovery practices; changes in national and local economic conditions and developments; assessment of collateral values by obtaining independent appraisals; and changes in the experience, ability, and depth of lending management staff. Refer to note 1 to our Consolidated Financial Statements, “Summary of Significant Accounting Policies,” for a detailed description of our risk assessment process.

We employ derivative financial instruments to help us manage interest rate sensitivity by modifying the repricing, maturity and option characteristics of certain assets and liabilities. The judgments and assumptions that are most critical to the application of this critical accounting policy are those affecting the estimation of fair value. Fair value is based on quoted market prices. Refer to note 1 to our Consolidated Financial Statements, “Summary of Significant Accounting Policies,” for a detailed description of our estimation processes and methodology related to the fair value of derivative financial instruments.

BUSINESS STRATEGY AND PRODUCTS

We have a community banking strategy that emphasizes high-quality, responsive, and personalized service to our customers. The consolidation of financial institutions in our market has created larger banks, which are perceived by many customers as impersonal or unresponsive. We believe there is a significant opportunity for a community-focused bank to provide a full range of financial services to retail customers and small- and middle-market businesses. By offering quicker decision making in the delivery of banking products and services, by offering customized products where appropriate, and by providing customer’s access to our senior managers, we distinguish ourselves from larger regional banks operating in our market areas. Conversely, our larger capital base and product mix enable us to compete effectively against smaller banks with limited services and capabilities. As a result, we believe we have a substantial opportunity to attract both experienced management and loan officers as well as new banking customers. We believe this opportunity will give us a competitive advantage as we continue our expansion into attractive, high-growth markets in the St. Louis metropolitan area through new banking centers, potential acquisitions of community banks and bank branches, and growth of our existing banking centers.

Our strategy centers around our continued development into a full-service, community-oriented bank and by expanding our physical footprint to more adequately cover the large geography of the St. Louis metropolitan area. Our efforts to grow assets and earnings are dependent upon the successful growth in each of our five core products: commercial, residential and home equity loans and checking and money market deposit accounts. These five products provide the primary source of our operating income and are the focus of growth in our balance sheet. We believe the marketplace is more competitive than ever and, to achieve sustained growth, these products must be delivered with superior and efficient customer care. Driving these relationships are seasoned retail and commercial professionals.

Commercial Real Estate and Commercial and Industrial Loans. In the past few years, the Bank expanded its focus to include commercial lending. During this time, approximately 50% of the growth in the Bank’s loan portfolio has come from the commercial lending division. In 2004, the Bank had just two employees dedicated to commercial banking. Today, the commercial division has 19 employees. In the last year, commercial real estate and commercial and industrial loans increased $86.4 million to $265.7 million at September 30, 2006 compared to $179.3 million at September 30, 2005. During the year, the commercial division contributed 56% of the growth in the Bank’s retained loan portfolio. At September 30, 2006, the commercial division’s loan portfolio consisted of $149.7 million of commercial real estate loans, $48.8 million of commercial and industrial loans, $36.9 million of residential mortgage loans, $30.0 million of construction and development loans and $383,000 of equity lines. The weighted average rate on the commercial division’s loan portfolio was 7.46% at September 30, 2006, compared to 6.67% at September 30, 2005.

The development of commercial relationships has also enhanced our ability to generate non-interest bearing checking account balances. At September 30, 2006, we had commercial checking and money market accounts totaling $78.1 million, which represented growth of $42.8 million in core business deposits during the year. These accounts include $28.7 million in non-interest bearing deposits at September 30, 2006 compared to $20.8 million at September 30, 2005.

Residential Loans. We have 84 years of experience in residential lending and, as of September 30, 2006, employed over 70 residential loan officers in the St. Louis and Kansas City metropolitan areas. We have become a leading mortgage originator in these two markets, originating $1.3 billion, $1.2 billion and $1.1 billion in residential loans during the years ended September 30, 2006, 2005 and 2004, respectively. Originations increased in fiscal 2006 and 2005 primarily as a result of the increased size of the commissioned residential lending staff. Pulaski’s growth in production was in contrast to the industry as a whole, which declined 15% through the first 9 months of 2006 compared to the same period in 2005, as reported by the Mortgage Bankers Association.

The majority of loans originated in the mortgage division are one- to four-family residential loans, which we sell to investors on a servicing-released basis, generating our largest source of non-interest income and the primary component of mortgage revenue. For the year ended September 30, 2006, we sold $1.1 billion of residential loans to investors and had mortgage revenue of $4.0 million, compared to $1.1 billion of loans sold and $5.5 million in revenue for the year ended September 30, 2005. The decline in revenue was primarily due to the overall decline in industry-wide mortgage production, which created a highly competitive lending environment and resulted in lower fees and gross sales margins throughout the industry. The average gross revenue margin on loans sold declined from 1.66% in fiscal 2005 to 1.55% in fiscal 2006.

The average balance of mortgage loans held for sale for the year ended September 30, 2006 was $48.7 million compared to $50.8 million for the year ended September 30, 2005. The level of market interest rates and the flattening yield curve continued to negatively impact our interest rate margin on loans held for sale, which steadily declined from 214 basis points over the Bank’s average cost of FHLB borrowings in 2005 to 153 basis points in 2006. The Bank typically funds loans held for sale with overnight and short-term FHLB borrowings because the loans are typically sold within 30 days of origination. Following a series of rate hikes by the Federal Reserve, our short-term borrowing costs increased approximately 150 basis points during fiscal 2006, while the average yield on the loans held for sale portfolio increased just 70 basis points from 5.46% to 6.16% during the years ended September 30, 2005 and 2006, respectively.

Qualifying residential mortgage loans that do not meet the standards for sale in the secondary market are retained in our portfolio and priced on a risk/reward basis. Residential loan balances retained in portfolio increased $52.7 million to $319.1 million at September 30, 2006 from $266.5 million at September 30, 2005. The residential retained portfolio consists primarily of 3-year adjustable-rate loans and second mortgage loans that generally do not conform to investor criteria. These loans are underwritten using an internal credit-scoring model, which assesses credit risk and assigns one of five risk-based ratings to the loan at the time of inception.

Home Equity Lines of Credit. Home equity lines of credit balances totaled $207.2 million at September 30, 2006 compared to $195.6 million at September 30, 2005. Growth in this prime-adjusting portfolio has slowed significantly as consumers have reduced the amount of their outstanding borrowings in reaction to the increase in market interest rates. Home equity loans consist primarily of revolving lines of credit secured by residential real estate. Home equity lines of credit are typically offered to only the most credit-worthy borrowers and are approved in conjunction with their first mortgage loan applications. The large volume of mortgage loans originated in recent years has provided many opportunities to cross-sell this product to customers and has resulted in growth in new balances. However, principal repayment rates have also risen resulting in slower growth during the past year. These loans represent prime-based assets with low interest rate risk characteristics and attractive yields, lending stability to our net interest margin. The weighted average rate on home equity lines of credit was 8.27% at September 30, 2006 compared to 7.05% at September 30, 2005.

Because home equity lines of credit are generally subordinated to first mortgage loans, the risk of loss increases when the combined loan-to-value ratio increases in relation to the value of the property. Loan balances that exceed 90% of property values are generally insured for loss through mortgage insurance up to 90% of the value of the property.

Checking Accounts. Checking accounts represent the cornerstone product in a customer relationship and are the Bank’s most valuable source of low-cost deposits. Checking account balances not only provide the lowest cost funding source, but also generate valuable fee income through insufficient fees and service charges. Due primarily to growth in commercial accounts, the balance of checking accounts increased $34.1 million during the year to $92.3 million at September 30, 2006 from $58.2 million at September 30, 2005. The increase included $14.2 million of checking account balances acquired in the Central West End Bank purchase. At September 30, 2006, the weighted average cost of interest-bearing checking accounts was 1.66% compared to 0.16% at September 30, 2005.

Retail banking revenue increased 23% to $3.0 million for the year ended September 30, 2006 compared to $2.5 million for the year ended September 30, 2005. Our marketing campaign focused on cross-selling checking accounts and developing new checking account relationships. We have established a consistent formula for generating fee income. We have seen revenues increase from $1.7 million in fiscal 2002 to $3.0 million in fiscal 2006, primarily through an increase in the volume of checks honored for customers who have overdrawn their checking accounts. We changed our overdraft policy to allow point-of-purchase overdraft protection, for which we charge a fee. Historic trends indicate the great majority of customers will eventually honor the overdraft checks; however, declines in market conditions could result in higher credit risk.

Money Market Deposits. Our strategic focus also includes growing money market deposits, which we consider another core liability product. The balance of money market accounts increased $51.7 million, or 63%, to $134.4 million at September 30, 2006 from $82.6 million at September 30, 2005. Much of the growth in these deposits occurred during the September 2006 quarter. The Company initiated a marketing campaign that involves offering a special rate to large deposit customers who maintain both a money market and primary checking account relationship with the Bank. The money market product carries an adjustable interest rate that makes it an ideal funding source for our prime-adjusting commercial and home equity loans. Competition for money market accounts remains intense, but the accounts are generally less interest rate sensitive and more stable than certificates of deposit. At September 30, 2006, money market deposits had a weighted average cost of 4.12% compared to the weighted average coupon on the home equity loan portfolio of 8.27%, yielding a net spread of 4.15%.

AVERAGE BALANCE SHEETS

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

	Years Ended September 30,
	2006			2005			2004
	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
	(Dollars in thousands)
Interest-earning assets:
Loans receivable (1)	$716,045	$49,592	6.93%	$584,134	$34,155	5.85%	$387,670	$20,454	5.28%
Loans held for sale	48,656	3,000	6.16%	50,815	2,774	5.46%	50,947	2,635	5.17%
Debt securities	11,878	489	4.12%	7,200	202	2.80%	3,891	190	4.88%
FHLB stock	8,788	327	3.72%	8,373	222	2.65%	5,073	107	2.11%
Mortgage-backed securities	4,243	202	4.77%	5,704	274	4.80%	7,749	390	5.03%
Other (including fed funds)	6,053	233	3.85%	6,008	165	2.75%	5,254	56	1.07%

Total interest-earning assets	795,663	53,843	6.77%	662,234	37,792	5.71%	460,584	23,832	5.17%

Non-interest-earning assets	66,373			45,908			36,995

Total assets	$862,036			$708,142			$497,579

Interest-bearing liabilities:
Interest-bearing deposits	$552,626	$19,625	3.55%	$442,927	$10,223	2.31%	$332,025	$5,197	1.57%
FHLB advances	168,067	7,777	4.63%	163,071	5,414	3.32%	96,023	2,350	2.45%
Note payable	3,510	236	6.71%	3,701	176	4.75%	2,372	76	3.20%
Subordinated debentures	19,589	1,389	7.09%	17,471	919	5.26%	4,689	183	3.90%

Total interest-bearing liabilities	743,792	29,027	3.90%	627,170	16,732	2.67%	435,109	7,806	1.79%

Non-interest-bearing liabilities:
Non-interest-bearing deposits	31,365			21,256			12,145
Other non-interest-bearing liabilities	21,204			14,039			12,108

Total non-interest-bearing liabilities	52,569			35,295			24,253

Stockholders’ equity	65,675			45,677			38,217

Total liabilities and stockholders’ equity	$862,036			$708,142			$497,579

Net interest income		$24,816			$21,060			$16,026

Interest rate spread (2)			2.87%			3.04%			3.38%
Net interest margin (3)			3.12%			3.18%			3.48%
Ratio of average interest-earning assets to average interest-bearing liabilities		106.97%			105.59%			105.85%

(1)	Includes non-accrual loans with an average balance of $1.8 million, $1.1 million and $366,000 for the fiscal years ended September 30, 2006, 2005 and 2004, respectively.

(2)	Yield on interest-earning assets less cost of interest-bearing liabilities.

(3)	Net interest income divided by average interest-earning assets.

RATE VOLUME ANALYSIS

The following table allocates the period-to-period changes in the Company's various categories of interest income and expense between changes due to changes in volume (calculated by multiplying the change in average volumes of the related interest-earning asset or interest-bearing liability category by the prior year's rate) and changes due to changes in rate (change in rate multiplied by the prior year's volume). Changes due to changes in rate/volume (changes in rate multiplied by changes in volume) have been allocated proportionately between changes in volume and changes in rate.

	2006 Compared to 2005 Increase (Decrease) Due to			2005 Compared to 2004 Increase (Decrease) Due to
	Rate	Volume	Net	Rate	Volume	Net
	(In thousands)
Interest-earning assets:
Loans receivable	$7,024	$8,413	$15,437	$2,571	$11,130	$13,701
Loans held for sale	347	(121)	226	146	(7)	139
Debt securities	121	166	287	(104)	116	12
Mortgage-backed securities	(2)	(70)	(72)	(17)	(99)	(116)
FHLB stock	94	11	105	32	83	115
Other (including fed funds)	67	1	68	100	9	109

Total net change in income on interest-earning assets	7,651	8,400	16,051	2,728	11,232	13,960

Interest-bearing liabilities:
Interest-bearing deposits	6,120	3,282	9,402	3,254	1,772	5,026
FHLB advances	2,193	170	2,363	1,032	2,032	3,064
Note payable	69	(9)	60	46	54	100
Subordinated debentures	349	121	470	84	652	736

Total net change in expense on interest-bearing liabilities	8,731	3,564	12,295	4,416	4,510	8,926

Net change in net interest income	$(1,080)	$4,836	$3,756	$(1,688)	$6,722	$5,034

COMPARISON OF OPERATING RESULTS FROM 2006 AND 2005

OVERVIEW

Net income for the year ended September 30, 2006 increased 32% to $9.8 million, or $1.01 per diluted share, compared with $7.5 million, or $0.85 per diluted share, for the year ended September 30, 2005. In February 2006, the Company benefited from a $2.5 million gain on the sale of a branch location, resulting in an after-tax gain of approximately $1.5 million, or $0.16 per diluted share. Diluted earnings per share for the year ended September 30, 2006 were reduced due to a 1.2 million increase in the number of shares outstanding resulting from stock issued in a secondary public offering in February 2006 and 210,732 shares issued to acquire CWE Bancorp, Inc. on March 31, 2006. Return on average assets and return on average equity were 1.14% and 14.98%, respectively, during 2006 compared to 1.06% and 16.37%, respectively, during 2005.

The Company completed the purchase of CWE Bancorp, Inc., and its wholly-owned subsidiary, Central West End Bank (“CWE”), on March 31, 2006. The aggregate purchase price was $7.3 million, including $3.6 million of cash and 210,732 shares of the Company’s common stock. The purchase added two full-service banking locations in the Central West End neighborhood of St. Louis with deposits totaling $41.4 million and total assets of $50.3 million. The Company’s total assets at September 30, 2006 were $962.5 million compared to $789.9 million at September 30, 2005.

NET INTEREST INCOME

Net interest income is the difference between interest income on interest-earning assets, such as loans and securities, and the interest expense on interest-bearing liabilities used to fund those assets, including deposits, FHLB advances and other borrowings. The amount of net interest income is affected by both changes in the level of interest rates and the amount and composition of interest-earning assets and interest-bearing liabilities. For the last two years, the interest rate environment has been increasingly challenging following seventeen consecutive interest rate hikes from the Federal Reserve Open Market Committee, which implemented its last rate increase in June 2006.

Net interest income increased $3.8 million to $24.8 million in fiscal 2006 compared to $21.1 million in fiscal 2005 due to an increase in net interest-earning assets partially offset by a decline in the net interest margin. The average balance of interest-earning assets increased $133.4 million to $795.7 million during fiscal year 2006, compared to $662.2 million for fiscal year 2005 due primarily to loan growth. The net interest margin declined 6 basis points to 3.12% in fiscal 2006 from 3.18% in fiscal 2005, resulting primarily from rising market interest rates which increased the cost of deposits at a faster rate than the rise in the yield on loans. During the year ended September 30, 2006, the average cost of deposits increased 124 basis points to 3.55% compared to a 108 basis point increase in the yield on loans to 6.93%. The net interest margin was also negatively impacted during 2006 by the narrowing spreads on loans held for sale. The average yield on such loans increased 70 basis points for the year to 6.16% in fiscal 2006 compared to 5.46% in fiscal 2005. Loans held for sale are typically funded by borrowings from the FHLB, the cost of which increased sequentially in conjunction with the Fed Funds rate increases from 3.32% in fiscal 2005 to 4.63% in fiscal 2006.

Interest income increased $16.1 million to $53.8 million for fiscal 2006 compared to $37.8 million for fiscal 2005. Interest income increased primarily due to a rise in the average balance of loans receivable, which increased $131.9 million to $716.0 million for fiscal 2006, combined with an increase in the average yield on loans to 6.93% in fiscal 2006 from 5.85% in fiscal 2005 due to higher market interest rates. Loans receivable grew $152.0 million, or 24.0%, during fiscal 2006 to $785.2 million at September 30, 2006. Commercial lending fueled 56% of the growth in the retained loan portfolio during the year ended September 30, 2006, with the remaining growth coming from residential, home equity loans and consumer loans.

Excluding loans receivable, the average balance of other interest earning assets increased $1.5 million for fiscal 2006 and had a minimal impact on changes in net interest income.

Interest expense increased $12.3 million to $29.0 million for fiscal 2006 compared to $16.7 million for fiscal 2005 due to changes in both the cost and average balance of interest-bearing liabilities. The average cost of interest-bearing liabilities increased from 2.67% for fiscal year 2005 to 3.90% for the fiscal year 2006 as market interest rates increased in response to rising federal funds rates and increased market competition.

For the year, total deposits increased $159.4 million to $655.6 million at September 30, 2006, including $41.4 million in deposits acquired through the purchase of Central West End Bank. The average cost of deposits increased to 3.55% in fiscal 2006 from 2.31% in 2005 primarily as the result of rising market interest rates. In addition to the deposits acquired in the Central West End Bank purchase, the Bank saw strong, well-balanced growth in money market, checking account and certificate of deposit products from both commercial and retail depositors. At September 30, 2006, the weighted average cost of interest-bearing checking accounts was 1.66% and totaled $53.4 million. Brokered deposits declined $356,000 during the year from $118.9 million at September 30, 2005 to $118.5 million at September 30, 2006. The deposit growth was used primarily to support strong loan growth.

Interest expense on FHLB borrowings increased $2.4 million to $7.8 million for the year ended September 30, 2006 compared to $5.4 million for the year ended September 30, 2005 almost entirely as the result of the market-driven increase in the average cost to 4.63% during 2006 from 3.32% during 2005. The Company typically relies on wholesale funds for incremental liquidity due to the Bank’s relatively high loan to deposit ratio of 121.8%.

ALLOWANCE FOR LOAN LOSSES AND PROVISION FOR LOSSES ON LOANS

The balance of the allowance for loan losses increased $1.0 million to $7.8 million at September 30, 2006 from $6.8 million at September 30, 2005, due primarily to growth in the retained loan portfolio, which increased from $633.2 million at September 30, 2005 to $785.2 million at September 30, 2006. The allowance as a percentage of non-performing loans changed slightly from 112.07% at September 30, 2005 to 110.91% at September 30, 2006.

The provision for loan losses totaled $1.5 million for the year ended September 30, 2006 compared to $1.6 million for the year ended September 30, 2005. The change in the provision for loan losses was affected by increased charge-offs and non-performing assets during the year and a shift in the risk profile of the loan portfolio. Despite rapid growth over the last five years, the Bank has maintained a strong credit culture and a low appetite for credit risk, which resulted in average annual charge-offs during this five-year period totaling 9 basis points of the average balance of loans held in portfolio. For the year ended September 30, 2006, the Bank’s charge-offs totaled 9 basis points of the average balance of loans, or $782,000 compared to 6 basis points of average loans, or $417,000, during the year ended September 30, 2005. The increase in charge-offs was primarily due to the sale of $6.6 million of non-performing loans during 2006, resulting in charge-offs of $378,000.

The risk profile of the Bank’s loan portfolio also shifted during the year. The balance of home equity lines of credit increased from $195.6 million at September 30, 2005 to $207.2 million at September 30, 2006, representing 30% of loans receivable at September 30, 2006 compared to 26% at September 30, 2005. However, within the home equity loan portfolio, the balance of high loan-to-value home equity loans declined from $112.5 million at September 30, 2005 to $65.1 million at September 30, 2006, which resulted in management assigning reduced risk ratings on the remaining home equity loan portfolio and, therefore, a lower provision for losses during 2006. The decline in this higher-risk product was market-driven by consumers seeking lower interest rates on their prime-adjusting home equity loans as market interest rates increased. In the last year, we saw a general migration to fixed-rate, amortizing loan products and fewer cash-out refinancings using lines of credit. Other changes in the loan portfolio included an increase in the balance of commercial real estate and other commercial loans from $140.6 million at September 30, 2005 to $219.9 million at September 30, 2006, representing 28% of gross loans receivable at September 30, 2006 compared to 22% at September 30, 2005. In addition, the balance of permanent one-to-four family residential loans increased from $255.7 million at September 30, 2005 to $314.7 million at September 30, 2006, representing 39% of gross loans receivable at September 30, 2006 compared to 40% at September 30, 2005.

NON-PERFORMING ASSETS AND DELINQUENCIES

The Bank continues to maintain a large concentration in residential loans, with more than two-thirds of the Bank’s loans in residential first or second mortgages. While non-performing balances have periodically risen, the Bank’s loss experience on real estate loans is very low. Total non-performing assets increased $3.1 million from $6.8 million at September 30, 2005 to $9.9 million at September 30, 2006, primarily due to a $2.0 million rise in real estate acquired in settlement of loans. Real estate acquired in settlement of loans increased from $754,000 at September 30, 2005 to $2.8 million at September 30, 2006. The increase was caused by the foreclosure on a $1.2 million loan secured by a commercial building, combined with several residential foreclosures. Total non-performing loans increased $1.1 million from $6.0 million at September 30, 2005 to $7.1 million at September 30, 2006 primarily as the result of an increase in non-performing home equity loans from $618,000 at September 30, 2005 to $1.6 million at September 30, 2006. The increase in non-performing home equity loans occurred primarily in the December 2005 and March 2006 quarters following changes in bankruptcy laws and rising market interest rates. While there has been an increase in loan charge-offs during the year, the Bank has generally been insulated from significant losses because of stable real estate prices in the Midwestern United States. Residential properties in the Midwest did not experience unusually high price appreciation over the last ten years and therefore have not experienced the significant price declines seen recently in other regional markets. We would be at increased risk of credit losses from non-performing loans in an economic environment that results in declining residential values.

NON-INTEREST INCOME

Total non-interest income increased $1.8 million to $12.7 million for the year ended September 30, 2006 compared to $10.9 million for the year ended September 30, 2005. In February 2006, the Bank sold its Kansas City banking location, resulting in a $2.5 million gain. Excluding this gain, non-interest income declined $669,000, primarily as the result of a $1.5 million, or 27%, decrease in mortgage revenues caused by lower gross margins on sales of mortgage loans during the year. The decline in the gross margin was the result of the overall decline in industry mortgage production, which created a highly competitive lending environment and resulted in lower fees and gross sales margins throughout the industry. Retail banking fees increased 23% to $3.0 million for the year ended September 30, 2006 compared to $2.5 million in 2005 as the result of additional banking locations and a change in our overdraft policy, which began allowing point-of-purchase overdraft protection.

Title Division Results. Our title division, which began operations in June 2004, was established to capture sales opportunities from the mortgage and commercial divisions’ lending activities. The title division’s primary activities include researching and issuing title policies on mortgage and commercial loans. For the year ended September 30, 2006, the division’s revenues totaled $742,000 compared to $756,000 in 2005.

Investment Division Results. The investment division began operations in the first quarter of fiscal year 2005. The investment division’s activities consist primarily of brokering bonds to other community banks, municipalities and high net worth individuals. For the year ended September 30, 2006, the division’s revenues totaled $598,000 compared to $668,000 in 2005. The flattening of the yield curve and the consistent rise in interest rates greatly impacted the division’s ability to sell bonds. Since July 2006, which was the inflection point in the rise of short-term interest rates, the division experienced increased sales activity resulting in small profits during August and September of 2006.

Appraisal Division Results. In July of 2006, the Bank hired three residential appraisers from the St. Louis community to help increase fee income by cross-selling appraisal services to the Bank’s mortgage loan customers. In the first quarter of operations, the division had revenues of $186,000, which were partially offset by compensation and other expenses of $121,000. We have targeted a 50% efficiency ratio for this operation.

Insurance commissions increased slightly to $216,000 for the year ended September 30, 2006 compared to $207,000 for the year ended September 30, 2005. Insurance commissions stem primarily from revenue received for brokering annuity sales to insurance companies.

Bank-owned life insurance income increased $250,000 to $847,000 for the year ended September 30, 2006 from $596,000 for the year ended September 30, 2005 due to additional policy purchases during fiscal year 2006.

Other income increased $137,000 to $616,000 for the year ended September 30, 2006 from $480,000 for the year ended September 30, 2005. Other income consists primarily of fee income from correspondent banks, which rose due to increased crediting rates resulting from changes in the interest rate environment.

NON-INTEREST EXPENSE

Salaries and employee benefits expense increased $343,000 to $9.6 million for the year ended September 30, 2006 from $9.2 million for the year ended September 30, 2005 due to the addition of commercial staff and employees at the new branch locations. Compensation paid to salaried mortgage staff declined during the year as the number of employees fell 10% from 106 at September 30, 2005 to 95 at September 30, 2006. The increase in compensation expense was partially offset by an increase in direct compensation expense that was deferred on loans originated. The increased deferral resulted from the growth in mortgage and commercial loan originations during the year.

Occupancy and equipment expense increased $903,000 to $5.1 million for the year ended September 30, 2006 from $4.2 million for the year ended September 30, 2005. The increase in expense was due primarily to the addition of two facilities acquired in the purchase of Central West End Bank in March 2006, a full year of costs incurred at the Chesterfield Bank location which opened late in fiscal 2005, and renovations to the Creve Coeur banking location and the Pulaski Financial Building.

Advertising expense increased $279,000 during the year to $1.1 million for the year ended September 30, 2006 compared to $845,000 for the year ended September 30, 2005. The increase resulted from higher television and newspaper advertisement during the year as the Company increased marketing efforts related to the Central West End Bank locations and the successful “Big Bertha Bundle” money market campaign.

Professional services expense increased $227,000 during the year to $1.2 million for the year ended September 30, 2006 compared to $1.0 million for the year ended September 30, 2005 due to increased expenses associated with the development, implementation and testing of procedures necessary to comply with the requirements of the Sarbanes Oxley Act and legal and professional fees incurred in connection with the resolution of the issues surrounding the accounting for derivative financial instruments.

Charitable contributions increased $259,000 during the year to $373,000 for the year ended September 30, 2006 compared to $114,000 for the year ended September 30, 2005 due primarily to a $250,000 charitable contribution to a St. Louis community-based not-for-profit organization.

Loss on derivative instruments decreased $126,000 during the year to $194,000 at September 30, 2006 from $320,000 for the year ended September 30, 2005. During fiscal year 2005 and the first three months of fiscal year 2006, changes in the estimated fair values of these derivatives were recognized as charges or credits to earnings, as appropriate, during the periods in which the changes occurred. Effective January 1, 2006, the Company began using long-haul, fair-value, hedge accounting.

Other non-interest expense increased $443,000, or 16%, to $3.2 million for the year ended September 30, 2006 compared to $2.7 million for the year ended September 30, 2005. The majority of the increase was due to a $255,000 increase in postage, document delivery and supplies expense resulting from the overall increased volume of loan and deposit business and the two banking locations acquired in the Central West End Bank purchase.

INCOME TAXES

The provision for income taxes increased from $4.4 million for the year ended September 30, 2005 to $5.4 million for the year ended September 30, 2006. The effective tax rate was 35.5% in 2006 compared to 37.1% in 2005. The lower effective tax rate in 2006 was the result of an increase in BOLI income, which is non-taxable, and a decrease in compensation expense associated with the ESOP, which is non-deductible.

FINANCIAL CONDITION

Total assets increased 21.9% to $962.5 million at September 30, 2006 from $789.9 million at September 30, 2005, primarily as the result of loan growth.

Cash and cash equivalents decreased $3.6 million to $22.1 million at September 30, 2006 from $25.7 million at September 30, 2005. Cash balances included overnight and fed funds investments of $3.0 million at September 30, 2006 compared to $9.1 million at September 30, 2005. These funds are generally used to fund loan growth and to retire short-term borrowings. The primary sources of cash are increases in deposits and borrowings from the FHLB.

Debt securities held to maturity increased $7.0 million during the year to $12.9 million at September 30, 2006. Purchases of debt securities were made to provide sufficient collateral for certain deposit relationships.

Federal Home Loan Bank (of Des Moines) stock increased approximately $1.1 million to $9.5 million at September 30, 2006 from $8.5 million at September 30, 2005. The Bank is generally required to hold stock equal to 5% of its total FHLB borrowings.

Loans held for sale declined $4.0 million to $60.4 million at September 30, 2006 from $64.3 million at September 30, 2005. These balances represent loans closed in the name of the Bank, which are committed in advance of closing to be sold to investors. Since these loans are pre-sold, generally at a pre-determined price on a best-efforts basis, we are not subject to changes in the value, as a result of changes in market interest rates, to be received upon delivery of these loans to investors. We generally receive proceeds from the sale of these loans to investors within 30 days of loan closing and benefit from interest income while awaiting sales delivery.

Real estate acquired in settlement of loans increased $2.0 million to $2.8 million at September 30, 2006 from $754,000 at September 30, 2005. The balance at year-end includes a $1.2 million commercial building, which was under contract for sale at an amount above carrying value as of September 30, 2006. The remaining balance consisted of several residential properties, which management believes are adequately reserved.

Premises and equipment increased $4.5 million to $18.2 million at September 30, 2006 from $13.7 million at September 30, 2005 following the addition of the two banking locations acquired in the CWE purchase, improvements to the Pulaski Financial Center building and the acquisition of land and other in-progress items related to a new bank location in Richmond Heights, Missouri.

Bank-owned life insurance (“BOLI”) increased $8.4 million to $24.0 million at September 30, 2006 from $15.6 million at September 30, 2005. The increase was attributable to the purchase of an additional policy totaling $6.5 million, policies acquired from CWE totaling $1.1 million and increases in the cash surrender values of existing policies totaling $845,000 during the year. Increases in cash surrender values are treated as other income and are tax-exempt. If the cash-surrender values of the policies are liquidated, the gains would retroactively be taxed. The BOLI policies were purchased to offset escalating costs of employee benefits.

Goodwill and core deposit intangible totaled $3.9 million and $658,000 at September 30, 2006, respectively, and resulted from the purchase of Central West End Bank on March 31, 2006.

Assets and deposit liabilities held for sale at September 30, 2005 represented office properties and equipment and deposits of the Bank’s Kansas City branch which were under contract for sale. The sale was completed on February 14, 2006 and resulted in a $2.5 million gain.

Federal Home Loan Bank (of Des Moines) advances increased $1.8 million to $172.8 million at September 30, 2006 compared to $171.0 million at September 30, 2005. The balance of borrowings was relatively unchanged during the year due to the strong growth in deposits of $159.4 million, which primarily funded the growth in loans of $152.0 million.

Due to other banks increased $8.5 million to $22.1 million at September 30, 2006 from $13.6 million at September 30, 2005. Due to other banks represents unremitted payments for bank and cashier checks issued. The increase represents an increase in check activity on the final day of the fiscal year end. In the normal course of business, settlement for amounts due to other banks is made the following business day.

Total stockholders’ equity increased $27.6 million to $75.8 million at September 30, 2006 from $48.2 million at September 30, 2005. The increase was due primarily to the issuance of 1.15 million shares of common stock in a secondary offering resulting in net proceeds of $16.1 million, growth in retained earnings driven by net income of $9.8 million and the issuance of 210,000 shares of common stock for the purchase of CWE, which were valued at $3.7 million. Also contributing to the increase were proceeds from the exercise of stock options totaling $797,000 and shares issued in the dividend reinvestment plan valued at $277,000. Stockholders’ equity was reduced during fiscal 2006 by regular cash dividends paid, which totaled $3.2 million, and 5,296 shares of common stock repurchased with a total cost of $88,300.

We maintain an equity trust plan for the benefit of a select group of top-performing loan officers and other key staff outside of senior management. The primary assets of the plan are the Company’s common stock. During 2006, we repurchased 122,538 shares of the Company’s common stock at a total cost of $2.0 million for use in the plan. These shares are reflected as treasury shares and resulted in a corresponding reduction in stockholders’ equity.

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

Net income increased $1.6 million to $7.5 million primarily on the growth of net interest income. Net interest income expanded $5.0 million to $21.1 million for the year ended September 30, 2005 compared to $16.0 million for the year ended September 30, 2004 due primarily to growth in the loan portfolio, which increased 24.0% to $633.2 million at September 30, 2005 from $510.6 million at September 30, 2004, and was offset by growth in interest bearing liabilities. Commercial lending drove approximately 60% of the growth in the retained loan portfolio during the year ended September 30, 2005, while increases in home equity loans and residential loans accounted for 40%.

Non-interest income grew primarily from growth in the mortgage division. In fiscal year 2005, the Company had a strong mortgage-lending year originating $1.7 billion in loans. As a top lender in St. Louis and Kansas City, the Company generated mortgage revenue of $5.5 million for the year ended September 30, 2005, compared to $4.6 million for the year ended September 30, 2004.

The loan portfolio grew $122.6 million, or 24.0%, during fiscal year 2005 to $633.2 million at September 30, 2005, slightly outpacing deposit growth. For the year, deposits increased $114.7 million to $521.5 million, including $25.4 million of deposits held for sale at our Kansas City branch. Demand deposit accounts, including money market and passbooks, increased $15.4 million during the year while commercial transaction accounts increased $15.8 million to $35.3 million. Over the last year, our non-interest-bearing checking account balances increased 85.3% to $30.0 million due primarily to the growth in commercial relationships. At September 30, 2005, the weighted average cost of interest-bearing checking accounts was 0.16% and totaled $29.0 million. During the year, the growth in the loan portfolio was primarily funded by growth in CD deposits. At September 30, 2005, CD balances totaled $325.1 million. Brokered deposits made up approximately 36.6%, or $118.9 million, of the CD balances at September 30, 2005. Brokered CD balances were $81.8 million at September 30, 2004.

During the year, our efficiency ratio remained strong despite significant growth in expenses related to entering new lines of business with the title and bond divisions and expanding our audit and compliance divisions in accordance with the Sarbanes-Oxley Act of 2002. Our efficiency ratio in fiscal 2005 was 56.67% compared to 56.56% in fiscal 2004.

NET INTEREST INCOME

Net interest income increased $5.0 million to $21.1 million for fiscal 2005 compared to $16.0 million for fiscal 2004. The increase was due to a 43.8% increase in the average balance of interest earning assets, which increased $201.6 million to $662.2 million for fiscal year 2005, compared to $460.6 million for fiscal year 2004. The net interest margin declined 30 basis points to 3.18% in fiscal 2005 from 3.48% in fiscal 2004, primarily from the continued narrowing spread on loans held for sale, higher costs on funds borrowed from the Federal Home Loan Bank and higher deposit costs. During the year, our net interest margin was negatively impacted 29 basis points as the spread between this portfolio and the cost of one-week advances from the FHLB narrowed. By the fourth quarter of fiscal year 2005 the spread on this portfolio had dropped to 1.71% from what had been over 400 basis points at the end of fiscal year 2004.

Interest income increased $14.0 million to $37.8 million for fiscal 2005 compared to $23.8 million in fiscal 2004. During the year, the average balance of loans receivable increased $196.3 million to $634.9 million in fiscal 2005. The yield on interest-earning assets increased from 5.17% for the year ended September 30, 2004 to 5.71% for the year ended September 30, 2005. Due to the growth of prime-based home equity and commercial loans, our assets remain sensitive to changes in interest rates, with 65% of assets set to reprice within 12 months following September 30, 2005.

Interest expense increased $8.9 million to $16.7 million for fiscal 2005 compared to $7.8 million for fiscal 2004. Interest expense grew due to both changes in cost and average balance. The cost of interest-bearing liabilities increased from 1.79% for fiscal year 2004 to 2.67% for the fiscal year ended 2005 as market rates increased in response to increases in the federal funds rate. The rise in costs related to both higher costs of borrowings from the FHLB as well as higher costs on core deposits and brokered funds. The average balance of interest-bearing liabilities also increased $192.1 million in fiscal year 2005 to $627.2 million primarily due to increases in demand deposit balances (checking, passbook and money market account balances).

PROVISION FOR LOAN LOSSES

The provision for loan losses totaled $1.6 million for the year ended September 30, 2005 compared to $1.9 million for the year ended September 30, 2004. The decrease in the provision for loan losses during the year was due primarily to smaller increases in commercial, home equity and residential loan balances, compared to the previous period. For the year ended September 30, 2005, we had charge-offs of $44,000 from residential real estate loans compared to $67,000 for the year ended September 30, 2004 and $15,000 during the year ended September 30, 2003.

OTHER NON-INTEREST INCOME

Title Division Results. Our title division, which began operations in June 2004, captures sales opportunities from the mortgage and commercial divisions’ lending activities. The division’s primary activities include researching and issuing title policies on mortgage and commercial loans. The division had revenues for the year ended September 30, 2005 of $756,000 compared to revenues of $134,000 for the year ended September 30, 2004. Driving revenues during fiscal 2005 were 2,707 title orders compared to 383 during fiscal 2004.

Investment Division Results. The investment division began operations in the first quarter of fiscal year 2005. The division’s activities consist primarily of brokering bonds to other community banks, municipalities and high net worth individuals. Due to the flattening yield curve, many of the division’s regular buyers of bonds chose not to invest in bonds. During the year, we had an operating loss of $197,000 on revenues of $668,000. The division had operating expenses of $865,000, which consist primarily of compensation expense.

Insurance commissions decreased $127,000 to $207,000 for the year ended September 30, 2005 from $334,000 for the year ended September 30, 2004. Insurance commissions are generated primarily from revenue received for brokering annuity sales to insurance companies. In 2004, we had several large sales that bolstered 2004 insurance commission revenue.

Gain on sale of securities There were no sale of securities for the fiscal year-ended September 30, 2005, compared with $736,000 during fiscal 2004. The prior year gain was due to the sale of certain equity securities.

Bank-owned life insurance income increased $149,000 to $596,000 for the year ended September 30, 2005 from $447,000 for the year ended September 30, 2004 due to an additional policy purchased during fiscal year 2005.

Other income increased $150,000 to $480,000 for the year ended September 30, 2005 from $330,000 for the year ended September 30, 2004. Other income consists primarily of fee income from correspondent banks, which rose due to increased crediting rates on changes in the interest rate environment.

DISCUSSION OF OTHER NON-INTEREST EXPENSE

Salaries and employee benefits expense increased $2.8 million to $9.2 million for the year ended September 30, 2005 from $6.5 million for the year ended September 30, 2004. Compensation expense increased due to the addition of 60 new employees in fiscal year 2005. The staff growth resulted from the addition of employees to the investment, title, and commercial divisions as well as audit and accounting staff relating to Sarbanes-Oxley Act compliance.

Occupancy and equipment expense increased $545,000 to $4.2 million for the year ended September 30, 2005 from $3.6 million for the year ended September 30, 2004. The increase in expense was due primarily to the addition in fiscal 2005 of the Chesterfield bank location and renovation of our main office location.

Loss on derivative instruments was $320,000 during the year ended September 30, 2005. The Company entered into interest rate swap agreements during November 2004 which were designed to convert the fixed rates paid on certain brokered certificates of deposits into variable, LIBOR-based rates.

Other expenses increased $607,000 to $2.7 million during fiscal 2005 from $2.2 million in fiscal 2004. The increase was largely due to increases in the number of our staff, the addition of a new office, newly introduced Sarbanes-Oxley Act procedures, increases in stationery costs, underwriting costs, document delivery expenses, and ATM/check losses.

INCOME TAXES

The provision for income taxes increased from $3.5 million for the year ended September 30, 2004 to $4.4 million for the year ended September 30, 2005 due to increase in net income for the fiscal year 2005. The effective tax rate for fiscal 2005 declined from 37.3% in fiscal year 2004 to 37.1% in fiscal year 2005.

MARKET RISK ANALYSIS

Market risk is the risk of loss arising from adverse changes in the fair values of financial instruments or other assets caused by changes in interest rates, currency exchange rates, or equity prices. Interest rate risk is our primary market risk and results from timing differences in the repricing of assets and liabilities, changes in relationships between rate indices, and the potential exercise of explicit or embedded options. The Company uses several measurement tools provided by a national asset liability management consultant to help manage these risks. Management provides key assumptions to the consultants, which are used as inputs into the measurement tools. Following is a summary of two different tools management uses on a quarterly basis to monitor and manage interest rate risk. These reports are prepared using the Company’s financial data from the month prior to each quarter end; therefore, certain changes may have evolved since August 31, 2006. However, management believes any such changes are immaterial based on a review of changes in the composition of the Company’s financial statements and changes in market interest rates from August 31, 2006 to September 30, 2006.

Earnings Simulation Modeling. Net income is affected by changes in the level of interest rates, the shape of the yield curve and the general market pressures affecting current market interest rates at the time of simulation. Many interest rate indices do not move uniformly, creating certain disunities between them. For example, the spread between a thirty-day, prime-based asset and a thirty-day, FHLB advance may not have a uniform spread over time. The earnings simulation model projects changes in net interest income caused by the effect of changes in interest rates on interest-earning assets and interest-bearing liabilities. Simulation results are measured as a percentage change in net interest income compared to the static-rate or “base case” scenario. The model considers increases and declines in asset and liability volumes using prepayment assumptions as well as rate changes. Rate changes are modeled gradually over a 12-month period, referred to as a “rate ramp.” The model projects only changes in interest income and expense and does not project changes in non-interest income, non-interest expense, provision for loan losses or the impact of changing tax rates. At August 31, 2006, net interest income simulation showed a negative 50 basis point change from the base case in a 200 basis point ramped rising rate environment and a positive 34 basis point change from the base case in a 200 basis point ramped declining rate environment. The projected decrease in net interest income is within the Asset Liability Committee’s guideline of a 10.0% decline in a 200 basis point increasing or decreasing interest rate environment. However, management continually monitors signs of elevated risks and takes certain actions to limit these risks.

The following table summarizes the results of the Company’s income simulation model as of August 31, 2006.

	Change in Net Interest Income
Change in Market Interest Rates	Year 1	Year 2
200 basis point ramped increase	-0.50%	-7.04%
Base case - no change	—	-1.91%
200 basis point ramped decrease	0.34%	0.89%

Net Portfolio Value Analysis. Net portfolio value (“NPV”) represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market-risk sensitive instruments in the event of a sudden and sustained 100 to 200 basis point increase or decrease in market interest rates with no effect given to any actions management might take to counter the effect of that interest rate movement. The following is a summary of the results of the report compiled by our outside consultant using data and assumptions we provided as of August 31, 2006. Certain changes may have evolved since August 31, 2006. However, management believes any such changes are immaterial based on a review of changes in the composition of the Company’s financial statements and changes in market interest rates from August 31, 2006 to September 30, 2006.

Change in Market Interest Rates	Estimated Change in NPV (000s)
200 basis point increase	($4,630)
100 basis point increase	($1,568)
Base case - no change	—
100 basis point decrease	($1,044)
200 basis point decrease	($5,482)

The preceding table indicates that, at August 31, 2006, in the event of a 200 basis point increase in prevailing market interest rates, NPV would be expected to decline by $4.6 million, or 5.7% of the base case scenario value of $81.6 million. In the event of a decrease in prevailing market rates of 200 basis points, NPV would be expected to decline by $5.5 million, or 6.7% of the base case scenario value. The projected decrease in NPV is within the Asset Liability Committee’s guidelines in a 200 basis point increasing or decreasing interest rate environment. However, management continually monitors signs of elevated risks and takes certain actions to limit these risks.

The following table presents the Company's financial instruments that are sensitive to changes in interest rates, categorized by expected maturity, and the instruments' estimated fair values and weighted average interest rates at September 30, 2006. Expected maturities use certain assumptions based on historical experience and other data available to management.

	Weighted Average Rate	Within One Year	One Year to Three Years	After Three Years to Five Years	After Five Years to Ten Years	Beyond Ten Years	Carrying Value Total	Estimated Fair Value
	(Dollars in Thousands)
Interest Sensitive Assets
Loans receivable - net (1)	7.50%	$413,735	$124,549	$85,298	$130,708	$30,909	$785,199	$782,716
Loans held for sale - net (2)	6.50%	60,371	—	—	—	—	60,371	61,434
Debt securities - HTM	4.70%	12,932	—	—	—	—	12,932	12,874
Mortgage-backed securities - HTM	8.54%	124	17	7	42	251	441	470
Mortgage-backed securities - AFS	4.31%	—	2,789	—	—	401	3,190	3,190
FHLB stock	4.25%	9,524	—	—	—	—	9,524	9,524
Other (including fed funds)	5.23%	3,031	—	—	—	—	3,031	3,031

Total interest sensitive assets		$499,717	$127,355	$85,305	$130,750	$31,561	$874,688	$873,239

Interest Sensitive Liabilities
Savings accounts	0.39%	$31,895	$—	$—	$—	$—	$31,895	$31,895
Demand deposit accounts (3)	1.66%	53,448	—	—	—	—	53,448	53,448
Money market accounts	4.12%	134,383	—	—	—	—	134,383	134,383
Certificate of deposit accounts (4)	4.43%	276,316	46,786	68,933	4,985	—	397,020	397,020
FHLB advances	5.08%	118,800	47,000	7,000	—	—	172,800	170,982
Note payable	7.00%	3,320	—	—	—	—	3,320	3,320
Subordinated debentures	7.65%	—	—	—	—	19,589	19,589	19,589

Total interest sensitive liabilities		$618,162	$93,786	$75,933	$4,985	$19,589	$812,455	$810,637

Off Balance Sheet Items
Operating leases		$333	$421	$83	$76	$—	$913	$913
Commitments to extend credit	8.47%	111,727	—	—	—	—	—
Unused lines of credit - residential		236,607	—	—	—	—	—
Unused lines of credit - commercial		24,972	—	—	—	—	—

(1)	Includes non-accrual loans.

(2)	Maturity reflects expected committed sales to investors.

(3)	Excludes non-interest bearing checking accounts of $38.8 million.

(4)	$64 million and $5 million of certificates of deposit in the three- and five-year categories are fixed-rate maturities, however the interest rates are swapped for LIBOR 30 day rates.

LIQUIDITY RISK

Liquidity risk arises from the possibility that we may not be able to satisfy current or future financial commitments, or may become unduly reliant on alternative funding sources. The objective of liquidity risk management is to ensure that the cash flow requirements of our depositors and borrowers, as well as our operating cash needs, are met. The Asset/Liability management committee meets regularly to consider the operating needs of the organization. Projected cash flows are prepared for a rolling 180 day period, with significant shortfalls in core deposit products examined and wholesale funding decisions made. Funds are available from a number of sources, including retail deposits, Federal Home Loan Bank advances, brokered funds, other borrowings and portfolio loan sales.

We maintain adequate levels of liquidity to ensure the availability of funds to satisfy loan commitments and deposit withdrawals. At September 30, 2006, we had outstanding firm commitments to originate loans of $111.7 million, to sell loans on a best-efforts basis of $54.0 million, to sell mortgage-backed securities of $15.0 million and to fulfill commitments under unused lines of credit of $261.6 million. At the same time, certificates of deposit scheduled to mature in one year or less totaled $276.3 million. Based upon historical experience, management believes the majority of maturing certificates of deposit will remain with the Bank.

We require funds beyond our ability to generate them internally and we have the ability to borrow funds from the FHLB equal to 35% of our total assets subject to collateral verification. Under a blanket agreement, we assign all investments in FHLB stock, all qualifying first residential mortgage loans and all loans held for sale as collateral to secure the amounts borrowed. At September 30, 2006, we had $163.3 million available under the above-mentioned borrowing arrangement in addition to existing advances of $172.8 million. We have an additional $20.0 million in unused liquidity through a line of credit with a correspondent bank. In addition, as long as the Bank maintains a “well capitalized” position, the Bank can issue deposits through a nationally brokered market. Broker deposits offer the advantage of large blocks of liquidity generally at a lower cost.

The Company is a large originator of residential mortgage loans (including home equity lines of credit), with more than 78% of these loans sold to the secondary residential mortgage investment community. Consequently, the primary source and use of cash in operations is to originate loans for sale, which used $1.1 billion in cash during the twelve months ended September 30, 2006 and provided proceeds of $1.1 billion from loan sales. The Company realized $3.4 million of gains on sale of loans. Also, the Company realized a $2.5 million gain on sale of a branch location.

The primary use of cash from investing activities is the origination of loans that are held in portfolio. During the twelve months ended September 30, 2006, loan originations increased $24.3 million from $138.9 million for the year ended September 30, 2005 to $163.2 million for the year ended September 30, 2006. Other significant uses of cash from investing activities included $19.4 million for the sale of a branch location, $7.1 million for the purchase of bank-owned life insurance policies, $40.6 million for purchase of debt securities, $13.3 million for purchase of FHLB stock and $4.3 million for the purchase or improvement of premises and equipment. Sources of cash from investing activities included $15.7 million of cash acquired from CWE, proceeds from the sale of debt and mortgage-backed securities totaling $8.2 million, proceeds from maturities of debt securities of $34.0 million and proceeds from FHLB stock redemption of $12.3 million.

Supporting the growth in the loan portfolio, the Company’s primary source of funds from financing activities included a $115.7 million increase in deposits and $8.4 million increase in due to other banks. The Company also conducted a secondary common stock offering that resulted in a $16.1 million increase in cash. We paid dividends to stockholders of $3.2 million and purchased $2.0 million in equity trust shares for certain loan officers.

DERIVATIVES, CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET ARRANGEMENTS

The Company has various financial obligations, including obligations that may require future cash payments. The table below presents, as of September 30, 2006, significant fixed and determinable contractual obligations to third parties by payment date. Further discussion of each obligation is included in the notes to the consolidated financial statements.

		Payments due by period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 years
Time deposits	$397,020	$276,316	$46,786	$68,933	$4,985
Advances from FHLB	172,800	118,800	47,000	7,000	—
Note payable	3,320	3,320	—	—	—
Subordinated debentures	19,589	—	—	—	19,589
Operating lease obligations	913	333	421	83	76

Total	$593,642	$398,769	$94,207	$76,016	$24,650

In the normal course of operations, we engage in a variety of financial transactions that, in accordance with U. S. generally accepted accounting principles, are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used for general corporate purposes or to manage customers’ requests for funding. Corporate purpose transactions are used to help manage credit, interest rate, and liquidity risk or to optimize capital. Customer transactions are used to manage customers’ requests for funding.

The Company entered into interest rate swap agreements during November 2004 which were designed to convert the fixed rates paid on certain brokered certificates of deposits into variable, LIBOR-based rates. The effect of the swap agreements result in the counterparty paying the fixed rate to the Company while the Company pays the variable LIBOR-based rate to the counterparty. During fiscal year 2005 and the first six months of fiscal year 2006, changes in the estimated fair values of these derivatives were recognized as charges or credits to earnings, as appropriate, during the periods in which the changes occurred. Effective January 1, 2006, the Company designated $80.0 million of interest rate swaps as fair value hedges of $80.0 million of the fixed-rate, brokered certificates of deposit under Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Financial Instruments and Hedging Activities” (“SFAS No. 133”) using long-haul, fair-value, hedge accounting. At September 30, 2006, these fair value hedges were considered to be highly effective and any hedge ineffectiveness was deemed not material. The notional amounts of the liabilities being hedged were $80 million at September 30, 2006 and 2005, respectively. At September 30, 2006, there were no swaps in a net settlement receivable position and swaps in a net settlement payable position totaled $2.0 million. At September 30, 2005, there were no swaps in a net settlement receivable position and swaps in a net settlement payable position totaled $1.7 million. The net losses recognized in earnings on fair value hedges were $194,000 and $320,000 for the years ended September 30, 2006 and 2005, respectively.

CAPITAL RESOURCES

The Company is not subject to any separate capital requirements from those of the Bank. The Bank is required to maintain specific minimum amounts of capital pursuant to Office of Thrift Supervision regulations. These minimum capital standards generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as stockholders’ equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 3.0% of adjusted assets. The risk-based capital requirement provides for the maintenance of core capital plus a portion of unallocated loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Bank multiplies the value of each asset on its balance sheet by a defined risk-weighting factor defined by federal regulations (e.g., one-to four-family conventional residential loans carry a risk-weighted factor of 50%).

At September 30, 2006, the Bank’s tangible capital totaled $89.0 million, or 9.30% of adjusted total assets, which exceeded the minimum 1.50% requirement by $74.6 million, or 7.80%. The Bank’s risk-based capital at that date totaled $96.6 million, or 11.99% of risk-weighted assets, which is $32.1 million, or 3.99% above the 8.00% fully phased-in requirement. The Bank’s core capital at that date totaled $89.0 million, or 9.30% of total assets, which exceeded the minimum 4.00% requirement by $50.7 million or 5.30%.

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

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In May 2005, the Financial Accounting Standards Board (“FASB”) issued Statement No. 154, “Accounting Changes and Error Corrections” (“SFAS No. 154”), a replacement of APB Opinion No. 20, “Accounting Changes,” and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS No. 154 requires retrospective application for voluntary changes in accounting principles unless it is impracticable to do so. SFAS No. 154 is effective for the Company beginning October 1, 2006. We have evaluated the requirements of SFAS No.154 and determined that it will not have a material effect on our financial condition or results of operations.

In February 2006, the FASB issued Statement No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS No. 155”), which amends FASB Statements No. 133 and 140. This Statement permits fair value remeasurement for any hybrid financial instrument containing an embedded derivative that would otherwise require bifurcation, and broadens a Qualified Special Purpose Entity’s (“QSPE”) permitted holdings to include passive derivative financial instruments that pertain to other derivative financial instruments. This statement is effective for the Company for all financial instruments acquired, issued or subject to a remeasurement event occurring on or after October 1, 2006. We have evaluated the requirements of SFAS No. 155 and determined that it will not have a material effect on our financial condition or results of operations.

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156 (“SFAS No. 156”), Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable and permits the entities to elect either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement 140 for subsequent measurement. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. Statement No. 156 is effective for the Company beginning October 1, 2006. We have evaluated the requirements of SFAS No. 156 and determined that it will not have a material effect on our financial condition or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting standards, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after

November 15, 2007, and interim periods within those fiscal years. We do not expect that the adoption of SFAS No. 157 will have a material impact on our financial condition or results of operations.

In September 2006, the FASB issued SFAS No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans.” SFAS No. 158 requires balance sheet recognition of the funded status of pension and other postretirement benefits with the offset to accumulated other comprehensive income. Employers will recognize actuarial gains and losses, prior service cost, and any remaining transition amounts when recognizing a plan’s funded status. SFAS No. 158 is effective for fiscal years ending after December 15, 2006. We do not expect that the adoption of SFAS No. 158 will have a material impact on our financial condition or results of operations.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” an interpretation of SFAS No. 109, “Accounting for Income Taxes” (“Interpretation No. 48”). Interpretation No. 48 clarifies the accounting for uncertainty in income taxes in financial statements and prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Interpretation No. 48 is effective for the Company beginning October 1, 2006. We have evaluated the requirements of Interpretation No. 48 and determined that it will not have a material effect on our financial condition or results of operations.

In September 2006, the SEC Staff issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” which addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 will require registrants to quantify misstatements using both the balance sheet and income-statement approaches and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. When the effect of initial adoption is determined to be material, SAB No. 108 allows registrants to record that effect as a cumulative effect adjustment to beginning retained earnings. The requirements are effective for the Company beginning October 1, 2006. We have evaluated the requirements of SAB No. 108 and determined that it will not have a material effect on our financial condition or results of operations.

In September 2006, the Emerging Issues Task Force Issue 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements, was ratified. This EITF Issue addresses accounting for separate agreements which split life insurance policy benefits between an employer and employee. The Issue requires the employer to recognize a liability for future benefits payable to the employee under these agreements. The effects of applying this Issue must be recognized through either a change in accounting principle through an adjustment to equity or through the retrospective application to all prior periods. For calendar year companies, the Issue is effective beginning January 1, 2008. Early adoption is permitted as of January 1, 2007. We do not expect the adoption of the Issue to have a material effect on our consolidated financial statements.

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

Our management assessed the effectiveness of our internal control over financial reporting as of September 30, 2006, using the criteria established in Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has concluded that, as of September 30, 2006, the Company’s internal control over financial reporting was effective based on those criteria.

Our independent registered public accountants, KPMG LLP, have audited and issued a report on managements’ assessment of our internal control over financial reporting, which appears in this Annual Report.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Pulaski Financial Corp.:

We have audited the accompanying consolidated balance sheets of Pulaski Financial Corp. and subsidiaries (the Company) as of September 30, 2006 and 2005, and the related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended September 30, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pulaski Financial Corp. and subsidiaries as of September 30, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123R, Share-Based Payment, on October 1, 2005.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Pulaski Financial Corp.’s internal control over financial reporting as of September 30, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated December 13, 2006 expressed an unqualified opinion on management’s assessment of, and the effective operation of internal control over financial reporting.

/s/ KPMG LLP

St. Louis, Missouri
December 13, 2006

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Pulaski Financial Corp.:

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Pulaski Financial Corp. (the Company) maintained effective internal control over financial reporting as of September 30, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of September 30, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by COSO. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2006, based on criteria established in Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of September 30, 2006 and 2005, and the related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended September 30, 2006, and our report dated December 13, 2006, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

St. Louis, Missouri
December 13, 2006

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30, 2006 and 2005

	2006	2005
ASSETS
Cash and amounts due from depository institutions	$19,085,655	$16,558,213
Federal funds sold and overnight deposits	3,030,571	9,130,273

Total cash and cash equivalents	22,116,226	25,688,486
Interest-bearing time deposits in other banks	792,000	—
Equity securities available for sale, at fair value	4,517,259	4,251,844
Debt securities held to maturity, at amortized cost (fair value of $12,874,121 and $5,922,136 at September 30, 2006 and 2005, respectively)	12,932,036	5,976,550
Mortgage-backed securities held to maturity, at amortized cost (fair value of $469,713 and $699,453 at September 30, 2006 and 2005, respectively)	441,266	650,321
Mortgage-backed securities available for sale, at fair value	3,190,125	4,182,371
Capital stock of Federal Home Loan Bank - at cost	9,524,300	8,462,400
Loans receivable held for sale, at lower of cost or market	60,371,296	64,334,775
Loans receivable (net of allowance for loan losses of $7,817,317 and $6,805,958 at September 30, 2006 and 2005, respectively)	785,199,024	633,195,325
Real estate acquired in settlement of loans (net of allowance for losses of $26,350 and $64,833 at September 30, 2006 and 2005, respectively)	2,764,167	754,196
Premises and equipment, net	18,165,840	13,659,637
Assets held for sale	—	1,017,347
Goodwill	3,938,524	—
Core deposit intangible	657,802	—
Accrued interest receivable	5,532,177	4,272,078
Bank owned life insurance	24,043,698	15,646,949
Other assets	8,274,356	7,768,959

TOTAL ASSETS	$962,460,096	$789,861,238

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES:
Deposits	$655,576,578	$496,171,066
Deposit liabilities held for sale	—	25,375,086
Advances from Federal Home Loan Bank	172,800,000	171,000,000
Note payable	3,320,000	3,575,000
Subordinated debentures	19,589,000	19,589,000
Advance payments by borrowers for taxes and insurance	3,054,713	2,739,693
Accrued interest payable	1,672,309	1,028,021
Due to other banks	22,066,374	13,635,612
Other liabilities	8,554,576	8,501,296

Total liabilities	886,633,550	741,614,774

STOCKHOLDERS’ EQUITY :
Preferred stock - $.01 par value per share, 1,000,000 shares authorized; none issued	—	—
Common stock - $.01 par value per share, 18,000,000 shares authorized; 13,068,618 and 11,918,618 shares issued at September 30, 2006 and 2005, respectively	130,687	119,187
Treasury stock - at cost (3,122,275 and 3,479,455 shares at September 30, 2006 and 2005, respectively)	(15,982,452)	(17,229,150)
Treasury stock - Equity Trust (255,053 and 429,321 shares at September 30, 2006 and 2005, respectively)	(3,131,404)	(3,896,503)
Additional paid-in capital	50,067,003	31,205,898
Accumulated other comprehensive loss, net	(12,933)	(23,129)
Retained earnings	44,755,645	38,070,161

Total stockholders’ equity	75,826,546	48,246,464

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$962,460,096	$789,861,238

See accompanying notes to the consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

YEARS ENDED SEPTEMBER 30, 2006, 2005 AND 2004

	2006	2005	2004
INTEREST AND DIVIDEND INCOME:
Loans receivable	$52,591,369	$36,929,615	$23,088,826
Securities	489,020	201,789	189,793
FHLB stock	327,261	221,709	106,791
Mortgage-backed securities	202,196	273,584	390,345
Other	233,080	165,308	55,941

Total interest income	53,842,926	37,792,005	23,831,696

INTEREST EXPENSE:
Deposits	19,624,756	10,223,448	5,197,389
Advances from Federal Home Loan Bank	7,777,403	5,413,691	2,349,413
Note payable	235,483	175,749	75,903
Subordinated debentures	1,389,369	919,331	183,300

Total interest expense	29,027,011	16,732,219	7,806,005

NET INTEREST INCOME	24,815,915	21,059,786	16,025,691
PROVISION FOR LOAN LOSSES	1,501,375	1,634,651	1,934,098

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	23,314,540	19,425,135	14,091,593

NON-INTEREST INCOME:
Retail banking fees	3,033,494	2,467,011	2,388,725
Mortgage revenues	3,998,777	5,507,958	4,584,207
(Loss) gain on loan pool sales	(122,299)	223,892	4,798
Title policy revenues	741,654	756,309	134,246
Investment broker revenues	597,814	667,633	—
Appraisal division revenues	185,700	—	—
Insurance commissions	216,279	207,282	334,330
Gain on sales of securities available for sale	123,188	—	736,083
Gain on sale of branch	2,473,853	—	—
Bank owned life insurance income	846,718	596,441	447,372
Other	616,140	479,564	330,342

Total non-interest income	12,711,318	10,906,090	8,960,103

NON-INTEREST EXPENSE:
Salaries and employee benefits	9,582,065	9,238,993	6,474,868
Occupancy, equipment and data processing expense	5,083,266	4,179,910	3,635,067
Advertising	1,124,269	845,185	719,626
Professional services	1,236,742	1,009,765	729,830
Loss on derivative instruments	194,330	320,312	—
Charitable contributions	372,728	113,754	35,396
Other	3,169,730	2,726,309	2,119,670

Total non-interest expense	20,763,130	18,434,228	13,714,457

INCOME BEFORE INCOME TAXES	15,262,728	11,896,997	9,337,239
INCOME TAXES	5,424,675	4,418,099	3,485,584

NET INCOME	$9,838,053	$7,478,898	$5,851,655

OTHER COMPREHENSIVE INCOME—Unrealized gain (loss) on securities available-for-sale (net of income taxes in 2006, 2005 and 2004 of $6,250, $25,703 and $302,823, respectively)	10,196	(41,936)	(494,080)

COMPREHENSIVE INCOME	$9,848,249	$7,436,962	$5,357,575

Per share amounts:
Basic earnings per share	$1.07	$0.94	$0.75
Basic weighted average common shares outstanding	9,205,525	7,925,674	7,758,069
Diluted earnings per share	$1.01	$0.85	$0.67
Diluted weighted average common shares outstanding	9,717,733	8,828,224	8,695,004

See accompanying notes to the consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

YEARS ENDED SEPTEMBER 30, 2005 AND 2004

	Common Stock	Treasury Stock	Additional Paid-In Capital	Unearned ESOP Shares	Accumulated Other Comprehensive Income (Loss), Net	Retained Earnings	Total
BALANCE, SEPTEMBER 30, 2003	$119,187	$(19,342,305)	$26,698,430	$(300,153)	$512,887	$28,694,815	$36,382,861
Comprehensive income:
Net income	—	—	—	—	—	5,851,655	5,851,655
Change in unrealized loss on investment securities, net of tax	—	—	—	—	(30,347)	—	(30,347)
Less: reclassification adjustment for realized gain on sale of investment securities included in net income, net of tax	—	—	—	—	(463,733)	—	(463,733)

Total comprehensive income							5,357,575
Dividends ($0.20 per share)	—	—	—	—	—	(1,619,293)	(1,619,293)
Stock options exercised	—	802,568	5,315	—	—	—	807,883
Stock repurchased (137,982 shares)	—	(1,566,798)	—	—	—	—	(1,566,798)
Equity trust shares purchased	—	(607,951)	607,951	—	—	—	—
Release of ESOP shares	—	—	304,993	116,380	—	—	421,373
Net restricted shares issued	—	2,762	(2,762)	—	—	—	—
Tax benefit for non-qualified stock options and restricted share awards	—	—	990,790	—	—	—	990,790
Amortization of restricted shares	—	—	199,180	—	—	—	199,180

BALANCE, SEPTEMBER 30, 2004	$119,187	$(20,711,724)	$28,803,897	$(183,773)	$18,807	$32,927,177	$40,973,571
Comprehensive income:
Net income	—	—	—	—		7,478,898	7,478,898
Unrealized loss on investment securities, net of tax	—	—	—	—	(41,936)	—	(41,936)
Less: reclassification adjustment for realized gain on sale of investment securities included in net income, net of tax	—	—	—	—	—	—	—

Total comprehensive income							7,436,962
Dividends ($0.28 per share)	—	—	—	—	—	(2,335,914)	(2,335,914)
Stock options exercised	—	819,420	154,613	—	—	—	974,033
Non-cash compensation expense for stock option grants	—	—	3,923	—	—	—	3,923
Stock repurchased (13,717 shares)	—	(190,194)	—	—	—	—	(190,194)
Equity trust shares purchased	—	(1,054,095)	1,054,095	—	—	—	—
Release of ESOP shares	—	—	577,969	183,773	—	—	761,742
Net restricted shares issued	—	10,940	(10,940)	—	—	—	—
Tax benefit for non-qualified stock options and restricted shares awards	—	—	532,707	—	—	—	532,707
Amortization of restricted shares	—	—	89,634	—	—	—	89,634

BALANCE, SEPTEMBER 30, 2005	$119,187	$(21,125,653)	$31,205,898	$—	$(23,129)	$38,070,161	$48,246,464

See accompanying notes to the consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

YEAR ENDED SEPTEMBER 30, 2006

	Common Stock	Treasury Stock	Additional Paid-In Capital	Unearned ESOP Shares	Accumulated Other Comprehensive Income Loss, Net	Retained Earnings	Total
BALANCE, SEPTEMBER 30, 2005	$119,187	$(21,125,653)	$31,205,898	$—	$(23,129)	$38,070,161	$48,246,464
Net income	—	—	—	—		9,838,053	9,838,053
Change in unrealized gain on investment securities, net of tax	—	—	—	—	89,652	—	89,652
Less: reclassification adjustment for realized gain on sale of investment securities included in net income, net of tax	—	—	—	—	(79,456)	—	(79,456)

Total comprehensive income	—	—	—	—	—	—	9,848,249

Common stock offering (1,150,000 shares)	11,500	—	16,127,730	—	—	—	16,139,230
Dividends ($0.33 per share)	—	—	—	—	—	(3,152,569)	(3,152,569)
Stock issued for acquisitions (210,372 shares)	—	776,126	2,915,899	—	—	—	3,692,025
Stock issued for dividend reinvestment plan (17,152 shares)	—	63,171	213,411	—	—	—	276,582
Stock options exercised	—	497,545	299,884	—	—	—	797,429
Stock option and award expense	—	—	344,666	—	—	—	344,666
Stock repurchased (5,296 shares)	—	(88,301)	—	—	—	—	(88,301)
Equity trust shares purchased (122,538 shares)	—	(1,959,000)	—	—	—	—	(1,959,000)
Release of equity trust shares	—	2,724,098	(2,724,098)	—	—	—	—
Tax benefit for release of equity trust shares			800,000				800,000
Amortization of equity trust expense	—	—	806,098	—	—	—	806,098
Excess tax benefit from stock based compensation	—	—	75,673	—	—	—	75,673
Forfeiture of restricted shares	—	(1,842)	1,842	—	—	—	—

BALANCE, SEPTEMBER 30, 2006	$130,687	$(19,113,856)	$50,067,003	$—	$(12,933)	$44,755,645	$75,826,546

See accompanying notes to the consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED SEPTEMBER 30, 2006, 2005 AND 2004

	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$9,838,053	$7,478,898	$5,851,655
Adjustments to reconcile net income to net cash from operating activities:
Depreciation, amortization and accretion:
Premises and equipment	1,362,318	1,254,327	1,143,064
Net deferred loan costs	2,658,842	2,460,670	1,380,390
Broker fees financed under interest-rate swap agreements	196,932	135,621	—
Equity trust expense	806,098	1,007,178	507,952
Stock option and award expense	344,666	93,557	199,180
ESOP shares committed to be released	—	761,742	421,373
Deferred taxes	(641,767)	(1,216,599)	(614,302)
Provision for loan losses	1,501,375	1,634,651	1,934,098
Provision for losses on real estate acquired in settlement of loans	102,884	126,422	69,264
Losses on sale of real estate acquired in settlement of loans	188,541	37,505	48,881
Originations of loans receivable for sale to correspondent lenders	(1,142,348,521)	(1,059,106,580)	(859,606,253)
Proceeds from sales of loans to correspondent lenders	1,149,671,074	1,048,600,196	875,404,981
Gain on sale of loans held for sale	(3,359,074)	(4,676,602)	(3,826,079)
Loss (gain) on sale of loan pools	122,299	(223,892)	(4,798)
Gain on sale of securities-AFS	(123,188)	—	(736,083)
Gain on sale of branch, net of expenses	(2,473,852)	—	—
Loss on derivative instruments	194,330	320,312	—
Increase in cash value of bank-owned life insurance policies	(845,105)	(592,988)	(447,372)
Tax benefit from release of equity trust shares	(800,000)	—	—
Excess tax benefit from stock-based compensation	(75,673)	—	—
Tax benefit from non-qualified stock options and restricted stock awards	—	532,707	990,790
Changes in other assets and liabilities	621,775	127,915	(1,737,505)

Net adjustments	7,103,954	(8,723,858)	15,127,581

Net cash provided by (used in) operating activities	16,942,007	(1,244,960)	20,979,236

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash received from branch acquisition, net of cash and cash equivalents received	$15,733,736	$—	$—
Cash paid on sale of branch	(19,448,123)	—	—
Proceeds from sales of debt securities-AFS	7,390,758	—	2,163,232
Proceeds from sales of mortgage-backed securities-AFS	779,618	—	—
Proceeds from maturities of time deposits	1,287,000	—	—
Proceeds from maturities of debt securities-AFS	450,000	9,250,000	750,000
Proceeds from maturities of debt securities-HTM	34,000,000	2,015,000	—
Proceeds from redemption of FHLB stock	12,313,500	6,714,600	7,268,800
Purchases of bank-owned life insurance policies	(7,100,000)	(3,500,000)	(3,500,000)
Purchases of debt securities-AFS	(592,070)	(488,479)	(9,411,460)
Purchases of debt securities-HTM	(40,643,057)	(7,972,308)	—
Purchases of FHLB stock	(13,262,000)	(7,639,400)	(10,926,900)
Principal payments received on mortgage-backed securities	1,162,551	1,645,701	2,190,205
Proceeds from sale of loan pools	13,862,739	10,916,496	2,482,248
Net increase in loans	(163,216,243)	(138,886,480)	(240,969,803)
Proceeds from sales of real estate acquired in settlement of loans receivable	2,423,215	1,619,100	317,500
Proceeds from disposal of equipment	26,641	94,472	—
Purchases of premises and equipment	(4,260,358)	(4,880,861)	(1,500,003)
Cash paid for investment in joint venture	(67,620)	(133,810)	—

Net cash used in investing activities	$(159,159,713)	$(131,245,969)	$(251,136,181)

See accompanying notes to the consolidated financial statements

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED SEPTEMBER 30, 2006, 2005 AND 2004

	2006	2005	2004
CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in deposits	$115,655,886	$114,747,559	$93,191,966
Proceeds from Federal Home Loan Bank advances, net	1,800,000	16,400,000	123,100,000
Proceeds from note payable	—	—	4,000,000
Payment on note payable	(255,000)	(255,000)	(170,000)
Proceeds from issuance of subordinated debentures	—	10,310,000	9,279,000
Net increase (decrease) in due to other banks	8,430,762	(828,079)	3,486,074
Net increase in advance payments by borrowers for taxes and insurance	124,754	114,994	166,529
Proceeds from common stock offering	16,139,230	—	—
Proceeds from stock options exercised	797,429	974,033	807,883
Purchase of equity trust shares	(1,959,000)	(1,054,095)	(607,951)
Dividends paid on common stock	(3,152,569)	(2,335,914)	(1,619,293)
Tax benefit from release of equity trust shares	800,000	—	—
Excess tax benefit from stock-based compensation	75,673	—	—
Proceeds from cash received in dividend reinvestment plan	276,582	—	—
Common stock repurchased	(88,301)	(190,194)	(1,566,798)

Net cash provided by financing activities	138,645,446	137,883,304	230,067,410

NET (DECREASE) INCREASE IN CASH AND
CASH EQUIVALENTS	(3,572,260)	5,392,375	(89,535)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	25,688,486	20,296,111	20,385,646

CASH AND CASH EQUIVALENTS AT END OF YEAR	$22,116,226	$25,688,486	$20,296,111

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
INFORMATION:
Cash paid during the year for:
Interest on deposits	$18,980,468	$9,658,421	$4,962,744
Interest on advances from Federal Home Loan Bank	7,745,363	5,387,059	2,349,413
Interest on subordinated debentures	1,373,137	890,697	183,300
Interest on note payable	222,868	170,512	75,903

Cash paid during year for interest	28,321,836	16,106,689	7,571,360
Income taxes, net	6,707,644	4,692,461	4,185,879
NON-CASH INVESTING ACTIVITIES:
Real estate acquired in settlement of loans receivable	4,724,611	1,469,342	1,468,305

See accompanying notes to the consolidated financial statements

39

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2006, 2005 AND 2004

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Pulaski Financial Corp. (the “Company”) is the holding company for Pulaski Bank (the “Bank”). The Company has no significant assets, other than the outstanding shares of the Bank, cash, and equity investments in other financial institutions. The Company also maintains two special purpose subsidiaries that issued trust preferred securities. Management of the Company and the Bank are substantially similar and the Company neither owns nor leases any property, but instead uses the premises, equipment and furniture of the Bank. Accordingly, the information in the consolidated financial statements relates primarily to the Bank.

The Company, through the Bank, operates in a single business segment, which is a community-oriented financial institution providing traditional financial services through the operation of nine full-service bank locations in the St. Louis metropolitan area and a loan production office in the Kansas City metropolitan area. The Bank is engaged primarily in the business of attracting deposits from the general public and using these and other funds to originate a variety of residential, commercial and consumer loans within the Bank’s lending market area. The Bank is an approved lender/servicer for the Federal Housing Administration (“FHA”) and the Veterans Administration (“VA”), as well as for the Missouri Housing Development Commission (a government agency established to provide home buying opportunities for low income first time home buyers).

The accounting and reporting policies and practices of the Company and its subsidiaries conform to U.S. generally accepted accounting principles and to prevailing practices within the banking industry. A summary of the Company’s significant accounting policies follows:

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

Cash and Cash Equivalents - For purposes of reporting cash flows, cash and cash equivalents include cash and amounts due from depository institutions, cash in transit, cash in the process of collection, federal funds sold, and overnight deposits at the Federal Home Loan Bank. Generally, federal funds sold mature in one-day periods.

Securities and Mortgage-Backed Securities Available-for-Sale - Securities and mortgage-backed securities available-for-sale are recorded at their current fair value, adjusted for amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income over the life of the securities using the level-yield method. Unrealized gains or losses on securities and mortgage-backed securities available-for-sale are included in a separate component of stockholders’ equity, net of deferred income taxes. Gains or losses on the disposition of securities and mortgage-backed securities available-for-sale are recognized using the specific identification method. Estimated fair values of securities and mortgage-backed securities available-for-sale are based on quoted market prices when available. If quoted market prices are not available, fair values are estimated using quoted market prices for similar instruments.

To the extent management determines a decline in the value of a security or mortgage-backed security available-for-sale to be other than temporary, the Bank will adjust the carrying value and include such expense in the consolidated statements of income and comprehensive income during the period in which such decline occurs.

Securities and Mortgage-Backed Securities Held-to-Maturity - Securities and mortgage-backed securities held-to-maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts, since the Company has both the ability and intent to hold the securities to maturity. Premium amortization and discount accretion are recognized as adjustments to interest income over the life of the securities using the level-yield method.

To the extent management determines a decline in the value of a security or mortgage-backed security held-to-maturity to be other than temporary, the Company will adjust the carrying value and include such expense in the consolidated statements of income and comprehensive income during the period in which such decline occurs.

Capital Stock of the Federal Home Loan Bank - Capital stock of the Federal Home Loan Bank of Des Moines is carried at cost. Dividends received on such stock are reflected as interest and dividend income in the consolidated statements of income and comprehensive income.

Loans Receivable Held-for-Sale - Loans receivable held-for-sale consist of loans that management does not intend to hold until maturity and are reflected at the lower of cost or market. Such loans are generally committed to be sold to investors on a best-efforts basis with servicing released. Accordingly, market values for such loans are based on commitment prices. Gains or losses on loan sales are recognized at the time of sale and are determined by the difference between net sales proceeds and the principal balance of the loans sold, adjusted for net deferred loan fees or costs. Loan origination and commitment fees, net of certain direct loan origination costs, are deferred until the sale of the loan.

Loans Receivable - Loans receivable are stated at the principal amounts outstanding adjusted for premiums, discounts, deferred loan costs, loans in process and the allowance for loan losses. Premiums and discounts on purchased loans are amortized or accreted to interest income using the level-yield method over the estimated lives of the related loans. Loan origination and commitment fees on originated loans, net of certain direct loan origination costs, are deferred and amortized to interest income using the level-yield method over the estimated lives of the related loans. Interest on loans is accrued based upon the principal amounts outstanding. The Bank’s policy is to discontinue the accrual of interest income on any loan when, in the opinion of management, there is reasonable doubt as to the timely collectibility of interest or principal. When a loan is placed on non-accrual status, previously accrued but unpaid interest is charged to current income. Subsequent collections of cash may be applied as reductions to the principal balance, interest in arrears, or recorded as income depending on management’s assessment of the ultimate collectibility of the loan. Non-accrual loans are returned to accrual status when, in the opinion of management, the financial position of the borrower indicates there is no longer any reasonable doubt as to the timely collectibility of interest or principal.

Allowance for Loan Losses - The Company maintains an allowance for loan losses to absorb probable losses in the Company’s loan portfolio. Loan losses are charged against and recoveries are credited to the allowance. Provisions for loan losses are charged to income and credited to the allowance in an amount necessary to maintain an appropriate allowance given risks identified in the portfolio. The allowance is based upon management’s quarterly estimates of probable losses inherent in the loan portfolio. Management’s estimates are determined through a method of quantifying certain risks in the portfolio that are affected primarily by changes in the nature and volume of the portfolio combined with an analysis of past-due and classified loans, and can also be affected by the following factors: changes in lending policies and procedures, including underwriting standards and collections, charge-off and recovery practices, changes in national and local economic conditions and developments, assessment of collateral values based on independent appraisals, and changes in the experience, ability, and depth of lending management staff.

The following assessments are performed quarterly in accordance with the Company’s allowance for loan losses methodology:

Homogeneous residential mortgage loans are given one of five standard risk ratings at the time of origination. The risk ratings are assigned through the use of a credit scoring model, which assesses credit risk determinants from the borrower’s credit history, the loan-to-value, debt-to-income ratios or other personal history. The Company’s five-year historical loss rates and industry data for each credit rating is used to determine the appropriate allocation percentage for each loan grade. Commercial real estate, consumer and home equity loans are assigned standard risk weightings that determine the allocation percentage.

When commercial real estate loans are over 30 days delinquent or residential, consumer and home equity loans are over 90 days past due, they are evaluated individually for impairment. Additionally, loans that demonstrate credit weaknesses that may impact the borrower’s ability to repay or the value of the collateral are also reviewed individually for impairment. The Company considers a loan to be impaired when management believes it will be unable to collect all principal and interest due according to the contractual terms of the loan. If a loan is determined to be impaired, the Company establishes an allowance for loan losses equal to the excess of the loan’s carrying value over the present value of estimated future cash flows or the fair value of collateral if the loan is collateral dependent.

The Company’s methodology includes factors that allow the Company to adjust its estimates of losses based on the most recent information available. Historical loss rates used to determine allowance provisions are adjusted to reflect the impact of current conditions, including actual collection and charge-off experience. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require the Company to modify its allowance for loan losses based on their judgment about information available to them at the time of their examination.

Derivative Financial Instruments - The Company originates and purchases derivative financial instruments, including interest rate swaps, interest rate lock commitments and forward contracts to sell mortgage-backed securities. These instruments have certain interest rate risk characteristics that change in value based upon changes in the capital markets.

Interest Rate Swaps: In the normal course of business, the Company uses derivative financial instruments (primarily interest rate swaps) to assist in its interest rate risk management. In accordance with SFAS No. 133, all derivatives are measured and reported at fair value on the Company's consolidated statement of financial condition as either an asset or a liability. For derivatives that are designated and qualify as a fair value hedge, the gain or loss on the derivative, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk, are recognized in current earnings during the period of the change in the fair values. For all hedging relationships, derivative gains and losses that are not effective in hedging the changes in fair value of the hedged item are recognized immediately in current earnings during the period of the change. Similarly, the changes in the fair value of derivatives that do not qualify for hedge accounting under SFAS No. 133 are also reported currently in earnings, in non-interest income.

The net cash settlements on derivatives that qualify for hedge accounting are recorded in interest income or interest expense, based on the item being hedged. The net cash settlements on derivatives that do not qualify for hedge accounting are reported in non-interest income.

At the inception of the hedge and quarterly thereafter, a formal assessment is performed to determine whether changes in the fair values of the derivatives have been highly effective in offsetting the changes in the fair values of the hedged item and whether they are expected to be highly effective in the future. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking the hedge. This process includes identification of the hedging instrument, hedged item, risk being hedged and the method for assessing effectiveness and measuring ineffectiveness. In addition, on a quarterly basis, the Company assesses whether the derivative used in the hedging transaction is highly effective in offsetting changes in fair value of the hedged item, and measures and records any ineffectiveness. The Company discontinues hedge accounting prospectively when it is determined that the derivative is or will no longer be effective in offsetting changes in the fair value of the hedged item, the derivative expires, is sold, or terminated, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

The estimates of fair values of the Company’s derivatives and related liabilities are calculated by an independent third party using proprietary valuation models. The fair values produced by these valuation models are in part theoretical and reflect assumptions which must be made in using the valuation models. Small changes in assumptions could result in significant changes in valuation. The risks inherent in the determination of the fair value of a derivative may result in income statement volatility.

The Company uses derivatives to modify the repricing characteristics of certain assets and liabilities so that changes in interest rates do not have a significant adverse effect on net interest income and cash flows and to better match the repricing profile of its interest-bearing assets and liabilities. As a result of interest rate fluctuations, certain interest-sensitive assets and liabilities will gain or lose market value. In an effective fair value hedging strategy, the effect of this change in value will generally be offset by a corresponding change in value on the derivatives linked to the hedged assets and liabilities.

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

Stock Split - All common share amounts, earnings per share and dividends per share amounts for the 2005 and 2004 fiscal years have been restated to reflect the three-for-two split of the Company’s common stock on July 18, 2005.

Premises and Equipment - Premises and equipment are stated at cost, less accumulated depreciation. Depreciation charged to operations is primarily computed utilizing the straight-line method over the estimated useful lives of the related assets. Estimated lives range from 3 to 40 years for buildings and improvements and 5 to 10 years for furniture and equipment. Maintenance repairs are charged to expense when incurred. Major renewals and improvements are capitalized. Gains and losses on dispositions are credited or charged to earnings as incurred.

Intangible Assets - Intangible assets include goodwill and core deposit premiums related to the purchase of other financial institutions or branch locations. Core deposit premiums are amortized using the straight-line method over their estimated useful lives, which is estimated to be 7 years. The Company reviews intangible assets for impairment at least annually or more frequently if events or changes in circumstances indicate the carrying value of underlying assets may not be recoverable. The Company measures recoverability based upon estimated market values or the future cash flows expected to result from the use of the underlying asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying value of the underlying asset, the Company recognizes an impairment loss. The impairment loss recognized represents the amount by which the carrying value of the underlying asset exceeds the fair value of the underlying asset. As such adjustments become necessary; they are reflected in the results of operations in the periods in which they become known. No such impairment losses were recognized during any of the years ended September 30, 2006, 2005 or 2004.

Employee Stock Ownership Plan - The Bank maintains the Pulaski Bank Employee Stock Ownership Plan (“ESOP”). Shares were allocated on an annual basis to ESOP participants in an amount that is equivalent to the ratio of each participant’s salary to that of the Bank’s total payroll expense for each year ended December 31. The unallocated shares were released to participants on a quarterly basis at a rate of 11,638 shares when the Bank repaid the outstanding loan to the Company. The Bank occasionally prepaid a portion of the loan which resulted in a release of additional shares above and beyond the 11,638 shares released quarterly. As shares were released, compensation expense was recognized equal to the fair value of the shares. The shares held by the ESOP were recorded on the balance sheet as unearned ESOP shares, which was a contra equity account. The Company credited unearned ESOP shares as the shares were committed to be released based on the cost of the shares to the ESOP. The difference between the fair value of the shares committed to be released and the cost of those shares to the ESOP was charged or credited to additional paid-in capital. For earnings per share computations, ESOP shares that had been committed to be released were considered outstanding, while ESOP shares that had not been committed to be released were not considered outstanding. At September 30, 2006, the total amount of the ESOP loan had been repaid and all shares held by the ESOP had been committed to be released.

Stock-Based Compensation - The Company maintains a number of stock-based incentive programs, which are discussed in more detail in Note 16. Prior to fiscal 2006, the Company applied the intrinsic value-based method, as outlined in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” (“APB No. 25”) and related interpretations, in accounting for stock options granted under these programs. Under the intrinsic value-based method, no compensation expense was recognized if the exercise price of the Company’s employee stock options equaled the market price of the underlying stock on the date of the grant. Accordingly, prior to fiscal 2006, no compensation cost was recognized in the accompanying consolidated statements of income on stock options granted to employees, since all options granted under the Company’s share incentive programs had an exercise price equal to the market value of the underlying common stock on the date of the grant.

Effective October 1, 2005, the Company adopted SFAS No. 123R, “Share-Based Payment.” This statement replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes APB No. 25. SFAS No. 123R requires that all stock-based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award. This statement was adopted using the modified prospective method of application, which requires the Company to recognize compensation expense on a prospective basis. Therefore, prior period financial statements have not been restated. Under this method, in addition to reflecting compensation expense for new share-based awards, expense is also recognized to reflect the remaining service period of awards that had been included in pro forma disclosures in prior periods. SFAS No. 123R also requires that excess tax benefits related to stock option exercises be reflected as financing cash inflows instead of operating cash inflows.

Total stock-based compensation expense in 2006 was $345,000 ($214,000 after tax), or $0.02 for basic and diluted earnings per share, respectively. Included in this amount was $313,000 ($194,000 after tax), or $0.02 for basic and diluted earnings per share, respectively, attributable to the Company’s adoption of SFAS No. 123R. As of September 30, 2006, the total unrecognized compensation expense related to non-vested stock awards was approximately $875,000 and the related weighted average period over which it is expected to be recognized is approximately 1.81 years.

The following table illustrates the effect on net income and earnings per share as if SFAS No. 123R had been applied to all outstanding awards for the years ended September 30, 2005 and 2004:

	Year Ended September 30,
	2005	2004
Net income:
As reported	$7,478,898	$5,851,655
Add: total employee stock-based compensation expense included in reported net income, net of tax effect	535,516	384,743
Deduct: Total stock-based employee compensation expense, determined under fair value method for all awards, net of tax effect	(695,244)	(526,112)

Pro forma net income	$7,319,170	$5,710,286

Basic earnings per share:
As reported	$0.94	$0.75
Pro forma	0.92	0.74
Diluted earnings per share:
As reported	0.85	0.67
Pro forma	0.83	0.66

The fair value of stock options granted in 2006, 2005 and 2004 was estimated on the date of grant using the Black-Scholes option pricing model with the following average assumptions:

	2006	2005	2004
Risk free interest rate	4.40%	3.65%	3.35%
Expected volatility	27.93%	25.61%	24.35%
Expected life in years	6.0	5.0	5.0
Dividend yield	1.82%	1.91%	1.72%
Expected forfeiture rate	1.50%	—	—

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

Reclassifications - Certain amounts included in the 2005 and 2004 consolidated financial statements have been reclassified to conform to the 2006 presentation.

2.	BUSINESS COMBINATION

On March 31, 2006, the Company acquired 100% of the outstanding common stock of CWE Bancorp, Inc., the holding company of Central West End Bank (“CWE”), St. Louis, Missouri. The Company’s results of operations do not reflect the operations of CWE Bancorp, Inc. for periods prior to March 31, 2006. The aggregate purchase price was $7.3 million, including $3.6 million of cash and 210,732 shares of common stock valued at $3.7 million. In addition to the $7.3 million, the Company paid $341,000 of cash to certain former employees and directors of CWE Bancorp in exchange for all of their outstanding options to purchase CWE Bancorp common stock. The Company recorded goodwill of $3.9 million and a core deposit intangible of $708,000. The core deposit intangible is amortized on a straight-line basis over its useful life, which is estimated to be 7 years. CWE had two branch locations with approximately $12.0 million in loans and $41.4 million in deposits.

3.	DEBT AND EQUITY SECURITIES

The amortized cost and estimated fair value of debt and equity securities held-to-maturity and available-for-sale at September 30, 2006 and 2005 are summarized as follows:

	September 30, 2006
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Held to Maturity:
U.S. Government and Agency debt obligations	$12,932,036	$—	$(57,915)	$12,874,121

Available for Sale:
Equity securities	$4,427,418	$194,193	$(104,352)	$4,517,259

	September 30, 2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Held to maturity:
U.S. Government and Agency debt obligations	$5,976,550	$—	$(54,414)	$5,922,136

Available for Sale:
Equity securities	$4,245,026	$114,338	$(107,520)	$4,251,844

The weighted average interest rate on held-to-maturity securities at September 30, 2006 and 2005 was 4.70% and 3.56%, respectively.

Provided below is a summary of securities available-for-sale and held-to-maturity that were in an unrealized loss position at September 30, 2006. The summary displays the length of time the securities were in a continuous loss position as of September 30, 2006. The Company has the ability and intent to hold the U.S. government and agency securities until such time as the value recovers or the securities mature. Further, the Company believes the deterioration in value of the U.S. government and agency securities is attributable to changes in market interest rates and not the credit quality of the issuer. The equity securities primarily represent an investment in a qualified investment fund. The unrealized loss is not deemed to be other-than-temporary and there is no intention to dispose of the investment. The Company has the ability to hold this investment until the value recovers.

	Length of Time in Continuous Unrealized Loss Position at September 30, 2006
	Less than 12 months		12 months or more		Total
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
Held to Maturity:
U.S. Government and Agency debt obligations	$8,925,847	$9,049	$3,948,274	$48,866	$12,874,121	$57,915
Available for Sale:
Equity securities	—	—	2,277,779	104,352	2,277,779	104,352

Total	$8,925,847	$9,049	$6,226,053	$153,218	$15,151,900	$162,267

Percent of total	58.9%	5.6%	41.1%	94.4%	100.0%	100.0%

Proceeds from sales of available-for-sale securities were $7.4 million, $0 and $2.2 million, for the years ended September 30, 2006, 2005 and 2004, respectively. Gross gains of $127,000, $0 and $736,000 were realized on these sales during the years ended September 30, 2006, 2005 and 2004, respectively. Gross losses of $4,000, $0 and $0 were realized on these sales during the years ended September 30, 2006, 2005 and 2004, respectively.

The contractual maturities of all held-to-maturity securities at September 30, 2006 were one year or less. Expected maturities might differ from contractual maturities depending on the repayment characteristics and experience of the underlying financial instruments, on which borrowers have the right to call or prepay certain obligations sometimes without penalties.

Securities with a carrying value of approximately $11.9 million and $5.9 million, at September 30, 2006 and 2005, respectively, were pledged to secure deposits of public entities, trust funds, and for other purposes as required by law.

4.	MORTGAGE-BACKED SECURITIES

Mortgage-backed securities held-to-maturity and available-for-sale at September 30, 2006 and 2005 are summarized as follows:

	September 30, 2006
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Held to Maturity:
Mortgage-backed securities	$391,204	$28,426	$—	$419,630
Collateralized mortgage obligations	50,062	21	—	50,083

Total	$441,266	$28,447	$—	$469,713

Weighted average rate at end of period	8.54%

Available for Sale:
Mortgage-backed securities	$3,300,825	$14,653	$(125,353)	$3,190,125

Weighted average rate at end of period	4.31%

	September 30, 2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Held to Maturity:
Mortgage-backed securities	$583,002	$49,097	$—	$632,099
Collateralized mortgage obligations	67,319	35	—	67,354

Total	$650,321	$49,132	$—	$699,453

Weighted average rate at end of period	8.12%

Available for Sale:
Mortgage-backed securities	$4,226,495	$37,508	$(81,632)	$4,182,371

Weighted average rate at end of period	4.40%

Proceeds from sales of available-for-sale mortgage-backed securities were $780,000 for the year ended September 30, 2006. There were no such sales during the years ended September 30, 2005 or 2004.

Provided below is a summary of mortgage-backed securities available-for-sale which were in an unrealized loss position at September 30, 2006. The summary displays the length of time the securities were in a continuous loss position as of September 30, 2006. All of the total unrealized loss was comprised of a security in a continuous loss position for 12 months or more with an estimated maturity of approximately four years. The contractual cash flow of this security is guaranteed by Fannie Mae. The Company has the ability and intent to hold the security until such time as the value recovers or the security matures. Further, the Company believes the deterioration in value is attributable to changes in market interest rates and not the credit quality of the issuer.

	Length of Time in Continuous Unrealized Loss Position at September 30, 2006
	Less than 12 months		12 months or more		Total
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
Available for Sale:
Mortgage-backed securities	$—	$—	$2,693,782	$125,353	$2,693,782	$125,353

The amortized cost and estimated market values of held-to-maturity and available-for-sale mortgage-backed securities at September 30, 2006, by contractual maturity, are shown below.

	Held to Maturity		Available for Sale
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Term to Maturity:
One year or less	$51	$51	$—	$—
One year through five years	24,373	25,392	2,914,705	2,789,449
Five years through ten years	42,254	45,214	—	—
Ten years or more	374,588	399,056	386,120	400,676

Total	$441,266	$469,713	$3,300,825	$3,190,125

Actual maturities of mortgage-backed securities may differ from scheduled maturities depending on the repayment characteristics and experience of the underlying financial instruments on which borrowers have the right to call or prepay certain obligations sometimes without penalties.

Mortgage-backed securities with a carrying value of approximately $515,000 and $1.1 million at September 30, 2006 and 2005, respectively, were pledged to secure deposits of public entities, trust funds, and for other purposes as required by law.

5.	LOANS RECEIVABLE

Loans receivable at September 30, 2006 and 2005 are summarized as follows:

	2006	2005
Real estate mortgage:
One to four family residential	$314,746,084	$255,729,099
Multi-family residential	13,628,962	13,994,329
Commercial real estate	150,528,577	104,700,624
Real estate construction and development:
Residential	30,586,090	33,651,527
Multi-family	6,042,116	1,789,997
Commercial	20,566,734	9,580,258
Commercial and industrial	48,785,481	26,305,952
Equity lines	207,152,688	195,646,918
Consumer and installment	6,276,425	3,514,166

	798,313,157	644,912,870
Add (less):
Deferred loan costs	4,879,507	3,931,366
Loans-in-process	(10,176,323)	(8,842,953)
Allowance for loan losses	(7,817,317)	(6,805,958)

Total	$785,199,024	$633,195,325

Weighted average rate at end of period	7.50%	6.59%

The Bank has made loans to officers and directors in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing for comparable transactions with other customers and did not, in the opinion of management, involve more than normal credit risk.

Changes in loans to officers and directors for the years ended September 30, 2006 and 2005 are summarized as follows:

Balance, September 30, 2004	$412,180
Additions	694,895
Repayments and reclassifications	(886,086)

Balance, September 30, 2005	220,989
Additions	469,667
Repayments and reclassifications	(286,825)

Balance, September 30, 2006	$403,831

Home equity lines of credit to officers and directors totaled $903,500 of which $403,831 had been disbursed as of September 30, 2006.

At September 30, 2006, 2005 and 2004, the Bank was servicing loans for others amounting to approximately $4.6 million, $6.9 million and $11.9 million, respectively. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income is recorded on the accrual basis and includes servicing fees received from investors and certain charges collected from borrowers.

6.	ALLOWANCE FOR LOAN LOSSES

The following table represents activity in the allowance for loan losses for the years ended September 30, 2006, 2005 and 2004:

	2006	2005	2004
Balance, beginning of year	$6,805,958	$5,579,132	$3,866,000
Provision charged to expense	1,501,375	1,634,651	1,934,098
Allowance of acquired institution	282,442	—	—
Charge-offs	(782,487)	(417,137)	(234,416)
Recoveries	10,029	9,312	13,450

Balance, end of year	$7,817,317	$6,805,958	$5,579,132

A summary of impaired loans at September 30, 2006 and 2005 is as follows:

	2006	2005
Non-accrual loans	$939,863	$166,137
Impaired loans continuing to accrue interest	829,517	440,000

Total impaired loans	$1,769,380	$606,137

Allowance for losses on specific impaired loans	$472,650	$444,774
Impaired loans with no related allowance for loan losses	—	—

The average balance of impaired loans during the years ended September 30, 2006, 2005 and 2004 was $1.2 million, $567,000 and $497,000, respectively.

Interest income recognized on non-accrual loans was approximately $69,000, $3,000 and $13,000 during the years ended September 30, 2006, 2005 and 2004, respectively. The difference between interest that would have been recognized under the original terms of non-accrual and renegotiated loans and interest actually recognized on such loans was $41,000, $8,000 and $16,000 during 2006, 2005 and 2004, respectively. Impaired loans continuing to accrue interest are loans that are more than 90 days past due; however, the loans are well secured and remain in process of collection.

7.	REAL ESTATE ACQUIRED IN SETTLEMENT OF LOANS

Real estate acquired in settlement of loans at September 30, 2006 and 2005 is summarized as follows:

	2006	2005
Acquired in settlement of loans	$2,790,517	$819,029
Allowance for losses	(26,350)	(64,833)

Total	$2,764,167	$754,196

Activity in the allowance for losses on real estate acquired in settlement of loans for the years ended September 30, 2006, 2005 and 2004 is summarized as follows:

	2006	2005	2004
Balance, beginning of year	$64,833	$47,816	$2,651
Provision charged to expense	102,884	126,422	69,264
Charge-offs	(141,367)	(109,405)	(24,099)

Balance, end of year	$26,350	$64,833	$47,816

8.	PREMISES AND EQUIPMENT

Premises and equipment at September 30, 2006 and 2005 are summarized as follows:

	2006	2005
Land	$2,916,654	$2,516,653
Office buildings and improvements	14,998,840	11,116,282
Furniture and equipment	7,825,012	6,256,086

	25,740,506	19,889,021
Less accumulated depreciation	(7,574,666)	(6,229,384)

Total	$18,165,840	$13,659,637

Depreciation expense on premises and equipment totaled $1.4 million, $1.3 million and $1.1 million for the years ended September 30, 2006, 2005, and 2004 respectively.

Certain facilities of the Bank are leased under various operating leases. Amounts paid for rent expense for the fiscal years ending September 30, 2006, 2005 and 2004 were approximately $324,000, $287,000 and $265,000, respectively. Future minimum rental commitments under non-cancelable leases are as follows:

Years ended September 30,
2007	332,502
2008	295,343
2009	125,727
2010	82,886
2011	76,326
Thereafter	—

Total	$912,784

Rental income received for the year ended September 30, 2006, was mainly from the Company’s office building located at 415 DeBaliviere in St. Louis, Missouri and for the years ending September 30, 2005 and 2004 from the office building located at Pulaski Center Drive in Creve Coeur, Missouri. Rental income received for the years ending September 30, 2006, 2005 and 2004 was $71,000, $146,000, and $261,000 respectively.

9.	ASSETS AND LIABILITIES HELD FOR SALE

On October 7, 2005, the Bank entered into a contract to sell its branch in Kansas City, Missouri. The sale was completed on February 17, 2006 resulting in a gain on sale of $2.5 million. Accordingly, the Company separately classified the assets held for sale and the related deposit liabilities as of September 30, 2005 as follows:

Assets:
Property, furniture, and equipment, net	$573,704
Other assets	443,643

Total assets held for sale	$1,017,347

Liabilities:
Demand deposit accounts	$9,482,619
Certificates of deposit	15,892,467

Total deposit liabilities held for sale	$25,375,086

10.	DEPOSITS

Deposits at September 30, 2006 and 2005 are summarized as follows:

	2006		2005
	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
Transaction accounts:
Non-interest-bearing checking	$38,830,048	—%	$29,192,436	—%
Interest-bearing checking	53,448,091	1.66	28,993,549	0.16
Passbook savings accounts	31,895,237	0.39	30,230,199	0.35
Money market	134,383,061	4.12	82,638,233	2.34

Total transaction accounts	258,556,437	2.53	171,054,417	1.22

Certificates of deposit:
0.00% to 0.99%	251,475	0.50	2,987,772	0.77
1.00% to 1.99%	3,925,472	1.51	18,011,043	1.58
2.00% to 2.99%	17,564,622	2.69	45,205,581	2.61
3.00% to 3.99%	42,611,946	3.58	235,278,180	3.53
4.00% to 4.99%	171,433,705	4.26	22,608,622	4.30
5.00% to 5.99%	160,862,648	5.11	992,535	5.13
6.00% to 6.99%	—	—	32,916	6.50
10.00% to 10.99%	370,273	10.00	—	—

Total certificates of deposit	397,020,141	4.43	325,116,649	3.32

Total	$655,576,578	3.68%	$496,171,066	2.60%

The aggregate amount of certificates of deposit with a minimum principal amount of $100,000 was $189.6 million and $162.3 million at September 30, 2006 and 2005, respectively.

At September 30, 2006, the scheduled maturities of certificates of deposit were as follows:

Maturing within Fiscal Year Ending September 30,
2007	$276,315,872
2008	33,216,030
2009	13,570,244
2010	34,407,680
2011	34,525,315
Thereafter	4,985,000

Total	$397,020,141

A summary of interest expense on deposits for the years ended September 30, 2006, 2005 and 2004 is as follows:

	2006	2005	2004
Interest-bearing checking	$695,670	$129,503	$61,505
Passbook savings	115,329	116,699	120,918
Money market	3,117,420	1,668,182	939,264
Certificates of deposit	15,696,337	8,309,064	4,075,702

Total	$19,624,756	$10,223,448	$5,197,389

11.	ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank of Des Moines at September 30, 2006 and 2005 are summarized as follows:

	2006		2005
Maturing Within Fiscal Year Ending September 30,	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
2006	$—	—%	$116,000,000	3.65%
2007	118,800,000	5.17	11,000,000	3.55
2008	19,900,000	4.04	14,900,000	3.82
2009 ($10 million callable in FY 2006 and thereafter)	27,100,000	5.37	12,100,000	5.60
2010 ($4.5 million callable in FY 2006 and thereafter)	7,000,000	5.54	7,000,000	5.54
2011 (callable in FY 2006 and thereafter)	—	—	10,000,000	4.51

Total	$172,800,000	5.08%	$171,000,000	3.93%

The average balance of advances from the Federal Home Loan Bank was $168.1 million and $163.1 million, respectively, and the maximum month-end balance of advances from the Federal Home Loan Bank was $200.0 million and $189.6 million, respectively, for the years ended September 30, 2006 and 2005. The average rates paid on advances from the Federal Home Loan Bank during the years ended September 30, 2006 and 2005 were 4.63% and 3.32%, respectively.

The Bank has the ability to borrow funds from the FHLB equal to 35% of the Bank’s total assets under a blanket agreement which assigns all investments in FHLB stock as well as qualifying first mortgage loans as collateral to secure the amounts borrowed. In addition to the $172.8 million in advances outstanding at September 30, 2006, the Bank had approximately $163.3 million in additional borrowing capacity available to it under this arrangement. The assets underlying the FHLB borrowings are under the Bank’s physical control.

12.	SUBORDINATED DEBENTURES

On March 30, 2004, Pulaski Financial Statutory Trust I (“Trust I”), a Connecticut statutory trust, issued $9.0 million of adjustable-rate preferred securities. The proceeds from this issuance, along with the Company’s $279,000 capital contribution for Trust I’s common securities, were used to acquire $9.3 million aggregate principal amount of the Company’s floating rate junior subordinated deferrable interest debentures due 2034 which constitute the sole asset of Trust I. The interest rate on the debentures and the capital securities is variable and adjustable quarterly at 2.70% over the three-month LIBOR, with an initial rate of 3.81%. The rate at September 30, 2006 was 8.09%.

The stated maturity of the Trust I debenture is June 17, 2034. In addition, the Trust I debentures are subject to redemption at par at the option of the Company, subject to prior regulatory approval, in whole or in part on any interest payment date on or after June 17, 2009.

On December 15, 2004, Pulaski Financial Statutory Trust II (“Trust II”), a Delaware statutory trust, issued $10.0 million of adjustable-rate preferred securities. The proceeds from this issuance, along with the Company’s $310,000 capital contribution for Trust II’s common securities, were used to acquire $10.3 million of the Company’s floating rate junior subordinated deferrable interest debentures due 2034, which constitute the sole asset of Trust II. The interest rate on the debentures and the capital securities is variable and adjustable quarterly at 1.86% over the three-month LIBOR, with an initial rate of 4.31%. The rate at September 30, 2006 was 7.25%.

The stated maturity of the debentures held by Trust II is December 15, 2034. In addition, the Trust II debentures are subject to redemption at par at the option of the Company, subject to prior regulatory approval, in whole or in part on any interest payment date on or after December 15, 2009.

13.	NOTE PAYABLE

The note payable is a three-year, variable-rate obligation of the Company that is payable to a correspondent bank. The interest rate is set at the correspondent bank’s prime rate less 1.25%, or 7.00% at September 30, 2006 and is payable quarterly. Principal is payable quarterly in installments of $85,000 each plus a final payment equal to all unpaid principal on May 20, 2007, the maturity date. The note payable is secured by 1,000 shares of the Bank’s common stock. At September 30, 2006 and 2005, there were outstanding borrowings of $3.3 million and $3.6 million, respectively. The credit agreement requires the Company to comply with various covenants. At September 30, 2006, the Company was in compliance with all of the covenants.

14.	INCOME TAXES

Income tax expense for the years ended September 30, 2006, 2005 and 2004 is summarized as follows:

	2006	2005	2004
Current:
Federal	$5,343,626	$5,085,200	$3,552,748
State	722,816	549,498	547,138
Deferred	(641,767)	(1,216,599)	(614,302)

Total	$5,424,675	$4,418,099	$3,485,584

Income tax expense for the years ended September 30, 2006, 2005 and 2004 differs from that computed at the federal statutory rate of 34% as follows:

	2006		2005		2004
	Amount	%	Amount	%	Amount	%
Tax at statutory federal income tax rate	$5,189,328	34.0%	$4,044,979	34.0%	$3,174,661	34.0%
Increase (decrease) resulting from:
Bank owned life insurance	(287,884)	(1.9)	(202,790)	(1.7)	(152,106)	(1.7)
ESOP adjustment	—	—	196,510	1.7	103,701	1.1
State taxes, net of federal benefit	477,058	3.1	362,669	3.0	361,111	3.9
Other	46,173	0.3	16,731	0.1	(1,783)	—

Total	$5,424,675	35.5%	$4,418,099	37.1%	$3,485,584	37.3%

The components of deferred tax assets and liabilities, which are included in other assets in the consolidated balance sheets at September 30, 2006 and 2005, are as follows:

	2006	2005
Deferred tax assets:
Allowance for loan losses	$2,898,675	$2,482,231
Restricted stock awards	23,969	14,215
Deferred compensation	2,225,899	1,494,040
Unrealized gains on securities available-for-sale	7,926	14,176
Loss on derivative instruments	385,646	285,764
Other	136,566	114,792

Total deferred tax assets	5,678,681	4,405,218

Deferred tax liabilities:
FHLB stock dividends	152,311	134,007
Core deposits intangible	275,020	(32,611)
Premises and equipment	390,572	48,457
Other	59,502	20,891

Total deferred tax liabilities	877,405	170,744

Net deferred tax assets	$4,801,276	$4,234,474

Retained earnings at September 30, 2006 included earnings of approximately $4.1 million representing tax bad debt deductions, net of actual bad debts and bad debt recoveries, for which no provision for federal income taxes has been made. If these amounts are used for any purpose other than to absorb loan losses, they will be subject to federal income taxes at the then prevailing corporate rate.

A valuation allowance would be provided on deferred tax assets when it is more likely than not that some portion of the assets will not be realized. The Company has not established a valuation allowance at September 30, 2006 or 2005 due to management’s belief that all criteria for recognition have been met, including the existence of a history of taxes paid that are sufficient to support the realization of deferred tax assets.

15.	STOCKHOLDERS’ EQUITY

During fiscal 2006, the Company paid quarterly cash dividends on common stock of $0.085 per share on October 16, 2006 and July 17, 2006 and $0.08 per share on April 17, 2006 and January 17, 2006. During fiscal 2005, the Company paid quarterly cash dividends on common stock of $0.08 per share on October 24, 2005 and July 18, 2005 and $0.06 per share on April 18, 2005 and January 17, 2005.

During fiscal 2006, the Company repurchased 5,296 of its common shares with a total value of $88,300, which are available for issuance upon exercise of stock options and repurchased 122,538 of its common shares with a total value of $2.0 million, which were deposited into the Company’s equity trust plan.

16.	REGULATORY CAPITAL REQUIREMENTS

The Company is not subject to any separate capital requirements from those of the Bank. The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators which, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures that have been established by regulation to ensure capital adequacy require the Bank to maintain minimum capital amounts and ratios (set forth in the table below). The Bank’s primary regulatory agency, the Office of Thrift Supervision, requires that the Bank maintain minimum ratios, as defined in the regulations, of tangible capital of 1.5%, core capital of 4.0% and total risk-based capital of 8.0%. The Bank is also subject to prompt corrective action capital requirement regulations set forth by the Office of Thrift Supervision (“OTS”). As defined in the regulations, the OTS requires the Bank to maintain minimum total and Tier I capital to risk-weighted assets and Tier I capital to average assets. Management believes, as of September 30, 2006, that the Bank meets all capital adequacy requirements to which it is subject.

As of September 30, 2006, the most recent notification from the OTS categorized the Bank as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized” the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank’s category.

	Actual		For Capital Adequacy Purposes		To be Categorized as "Well Capitalized" Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)
As of September 30, 2006
Tangible capital (to total assets)	$88,954	9.30%	$14,348	1.50%	N/A	N/A
Total risk-based capital (to risk- weighted assets)	96,598	11.99%	64,463	8.00%	$80,579	10.00%
Tier I risk-based capital (to risk- weighted assets)	88,954	11.04%	40,289	5.00%	48,347	6.00%
Tier I leverage capital (to average assets)	88,954	9.30%	38,261	4.00%	47,826	5.00%
As of September 30, 2005
Tangible capital (to total assets)	$67,663	8.60%	$11,796	1.50%	N/A	N/A
Total risk-based capital (to risk- weighted assets)	74,280	10.85%	54,751	8.00%	$68,439	10.00%
Tier I risk-based capital (to risk- weighted assets)	67,663	9.89%	34,219	5.00%	41,063	6.00%
Tier I leverage capital (to average assets)	67,663	8.60%	31,455	4.00%	39,319	5.00%

A reconciliation of the Bank’s stockholders’ equity and regulatory risk-based capital at September 30, 2006 follows:

(Dollars in thousands)
Tier I stockholders’ equity	$93,542
Deduct:
Intangible assets	(4,596)
Disallowed servicing rights	(125)
Add:
Unrealized gains on available for sale securities	133

Tangible capital	88,954
Add (deduct):
Equity investments to be deducted	(81)
General valuation allowances	7,725

Total risk-based capital	$96,598

The Bank is prohibited from paying cash dividends if the effect thereof would be to reduce the regulatory capital of the Bank below the amount required for the liquidation account that the Bank established in connection with the consummation of the conversion from the mutual holding company structure on December 2, 1998.

17.	EMPLOYEE BENEFITS

The Company maintains shareholder-approved, stock-based incentive plans, which permit the granting of options to purchase common stock of the Company and awards of restricted shares of common stock. All employees, non-employee directors and consultants of the Company and its affiliates are eligible to receive awards under the plans. The plans authorize the granting of awards in the form of options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code, options that do not so qualify (non-statutory stock options) and granting of restricted shares of common stock. Stock awards are generally granted with an exercise price equal to the market value of the Company’s shares at the date of grant and generally vest over a period of three to five years. Generally, option and share awards provide for accelerated vesting if there is a change in control (as defined in the plans). The exercise period for all stock options generally may not exceed 10 years from the date of grant. Shares used to satisfy stock awards and stock option exercises are generally issued from treasury stock.

Restricted Stock Awards - On January 21, 2000, shareholders approved the 2000 Stock-Based Incentive Plan (“the 2000 Plan”) under which the Company could award up to 349,140 shares of restricted stock. As of September 30, 2006, 343,097 shares awarded under the 2000 Plan had vested and 5,543 shares awarded under the plan remained subject to restriction. During the year ended September 30, 2006, no shares were granted and 500 shares were forfeited and are available for grant. Compensation expense related to vesting of restricted shares was $32,000, $90,000 and $199,000 during the years ended September 30, 2006, 2005 and 2004, respectively. A summary of the 2000 Plan and the related restricted shares as of and for the year ended September 30, 2006 is as follows:

	Number	Weighted Average Grant- Date Fair Value
Nonvested at beginning of year	16,548	$6.89
Granted	—	—
Vested	(10,505)	4.99
Forfeited	(500)	14.00

Nonvested at end of year	5,543	9.85

Stock Option Awards - On January 26, 2006, shareholders approved the 2006 Long-Term Incentive Plan (“the 2006 Plan”) under which the Company could award up to 500,000 shares of common stock in the form of stock options or restricted stock awards. As of September 30, 2006, no restricted shares were awarded and 65,531 options were granted under the 2006 Plan. At September 30, 2006, the Company had 434,469 reserved but unissued shares under the 2006 Plan that can be awarded in the form of stock options or restricted share awards.

A summary of the Company’s stock option program as of and for the years ended September 30, 2006, 2005 and 2004 is as follows:

	2006				2005		2004
	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value (in millions)	Weighted Average Remaining Contractual Life (years)	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Outstanding- beginning of year	862,217	$6.87			948,186	$5.33	1,095,174	$4.55
Granted	109,000	16.61			143,248	13.35	89,874	11.91
Exercised	(135,092)	5.90			(222,467)	4.38	(219,364)	3.68
Forfeited	(11,325)	12.70			(6,750)	11.30	(17,498)	9.80

Outstanding-end of year	824,800	8.23	$6.9	6.1	862,217	6.87	948,186	5.33

Exercisable at end of year	549,329	5.57	6.0	5.0	478,128	4.70	509,430	4.15

The weighted-average fair value per share of options granted during the years ended September 30, 2006, 2005 and 2004 was $4.65, $3.17 and $2.57, respectively. Cash received from stock options exercised totaled $797,000, $974,000 and $808,000 during the years ended September 30, 2006, 2005 and 2004, respectively. The total intrinsic value of stock options exercised totaled $1.5 million, $2.0 million and $1.8 million during the years ended September 30, 2006, 2005 and 2004, respectively. Senior officers and directors exercised 73,395 options during the year ended September 30, 2006. In order for awardees to meet tax obligations, 296 shares were withheld by the Company.

The following is a summary of the options outstanding at September 30, 2006:

			Outstanding			Exercisable
Range of Exercise Prices			Number	Weighted Average Remaining Contractual Life (yrs)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$ 2.70	-	$ 2.70	141,023	3.31	$2.70	141,023	$2.70
3.33	-	4.73	96,096	4.79	4.38	96,096	4.38
5.13	-	5.13	13,500	5.05	5.13	10,500	5.13
5.55	-	5.55	162,764	5.29	5.55	162,764	5.55
6.10	-	6.75	88,914	5.90	6.20	69,632	6.19
7.58	-	12.99	98,251	7.43	11.25	38,361	10.45
13.00	-	13.44	83,450	8.23	13.24	15,116	13.27
13.47	-	16.50	83,052	9.09	15.09	4,587	13.66
16.54	-	18.70	56,750	8.57	17.32	11,250	18.35
18.87	-	18.87	1,000	9.32	18.87	-	-

$ 2.70	-	$18.87	824,800	6.12	$8.23	549,329	$5.57

Equity Trust Plan - During the year ended September 30, 2002, the Company created an Equity Trust Plan for the benefit of key loan officers and sales staff. The plan is designed to recruit and retain top-performing loan officers and other key revenue-producing employees who are instrumental to the Company’s success. Currently, none of the Company’s executive officers participate in the plan. The plan allows the recipients to defer a percentage of commissions earned, which is partially matched by the Company and paid into a rabbi trust for the benefit of the participants. The assets of the trust are limited to the purchase of Company shares in the open market. In exchange for the opportunity to defer income, the participants are required to sign a four-year or five-year contract prohibiting them from competing against the Company in the Company’s market area. Should the participants voluntarily leave the Company, they forgo any accrued benefits. At September 30, 2006, 255,053 shares had been purchased on behalf of the participants at an average price of $13.96. Vested shares in the plan are treated as issued and outstanding when computing basic and diluted earnings per share, whereas unvested shares are treated as issued and outstanding only when computing diluted earnings per share. Since the majority of loans originated are sold on a servicing-released basis, most of the deferred expense is recorded as a reduction of the mortgage revenue realized upon sale.

Employee Stock Ownership Plan - The Bank maintains a tax-qualified stock ownership plan for all eligible employees. In 1998, 698,280 shares were purchased by the ESOP at $3.33 per share through a loan from the Company. As the loan was repaid, shares were released from collateral and allocated to each participant based on the pro rata amount of each participant’s salary to total salary for the calendar year. Compensation expense was recognized equal to the average fair market value of the shares as they were committed to be released out of the unallocated general ESOP trust account and into employee accounts. At September 30, 2005, the total amount of the ESOP loan had been repaid and all shares held by the ESOP had been committed to be released. The remaining 28,491 unallocated shares at September 30, 2005 were allocated to participants’ accounts subsequent to December 31, 2005. Compensation expense under the ESOP plan was $0, $762,000 and $421,000 for the years ended September 30, 2006, 2005 and 2004, respectively. At September 30, 2006 and 2005, the status of the ESOP shares was as follows:

	2006	2005
Allocated shares	611,500	587,853
Committed to be released	—	28,491

Total ESOP shares	611,500	616,344

401(k) Savings Plan - The Bank maintains a 401(k) savings plan for eligible employees. In 2006, 2005 and 2004, the Bank matched 50-75% of each participant’s contribution up to a maximum of 4% of salary. The Bank’s contributions to this plan were $349,000, $220,000 and $170,000 for the years ended September 30, 2006, 2005 and 2004, respectively.

Supplemental Retirement Agreement - In January 1998, the Bank entered into a Supplemental Retirement Benefit agreement with its former chief executive officer. Under the terms of the agreement, the former officer is entitled to receive $2,473 monthly, for a period of 15 years commencing upon his retirement. The net present value of these payments is reflected in other liabilities and totaled $145,000, $163,000 and $180,000 at September 30, 2006, 2005 and 2004, respectively. Compensation expense under this agreement totaled $12,000, $13,000 and $14,000 for the years ended September 30, 2006, 2005 and 2004, respectively.

Employment Agreements - The Company and the Bank each maintain a three-year employment agreement with the CEO. Under the agreements, the Bank pays the CEO a base salary, which is reviewed at least annually and may be increased at the discretion of the Board of Directors. The CEO is also entitled to receive health and welfare benefits provided to other Company and Bank employees. Additionally, the agreements provide for severance payments if employment is terminated following a change in control or upon an event of termination as defined in the agreement. In the event of a change in control and subsequent termination of employment, the CEO will receive a lump sum payment equal to 2.99 times his average annual compensation paid during the five years immediately preceding the change in control.

18.	RECONCILIATION OF BASIC EARNINGS PER SHARE TO DILUTED EARNINGS PER SHARE

Basic earnings per share is computed using the weighted average number of common shares outstanding. The dilutive effect of potential securities is included in diluted earnings per share. The computations of basic and diluted earnings per share are presented in the following table.

	Years Ended September 30,
	2006	2005	2004
Net income	$9,838,053	$7,478,898	$5,851,655

Weighted average shares outstanding-basic	9,205,525	7,925,674	7,758,069
Effect of dilutive securities:
Treasury stock held in equity trust	121,479	403,633	337,965
Employee stock options and awards	390,729	498,917	598,970

Weighted average shares outstanding-diluted	9,717,733	8,828,224	8,695,004

Earnings per share:
Basic	$1.07	$0.94	$0.75
Diluted	1.01	0.85	0.67

Under the treasury stock method, outstanding stock options are dilutive when the average market price of the Company’s common stock, when combined with the effect of any unamortized compensation expense, exceeds the option price during a period. In addition, proceeds from the assumed exercise of dilutive options along with the related tax benefit are assumed to be used to repurchase common shares at the average market price of such stock during the period.

The following options to purchase shares during the fiscal years ended 2006, 2005 and 2004 were not included in the respective computations of diluted earnings per share because the exercise price of the options, when combined with the effect of the unamortized compensation expense, was greater than the average market price of the common shares and were considered anti-dilutive. As of September 30, 2006, these options expire in various periods through 2016.

	2006	2005	2004
Number of option shares	55,865	140,217	43,101
Equivalent anti-dilutive shares	68,438	151,670	53,324

19.	CONTINGENCIES

The Company is a defendant in legal actions arising from normal business activities. Management, after consultation with general counsel, believes that the resolution of these actions will not have any material adverse effect on the Company’s consolidated financial statements.

20.	DERIVATIVES

The Company originates and purchases derivative financial instruments, including interest rate lock commitments, forward contracts to sell mortgage-backed securities and interest rate swaps. Derivative financial instruments originated by the Company consist of interest rate lock commitments to originate residential loans. Commitments to originate loans consist primarily of residential real estate loans. At September 30, 2006, the Company had issued $111.7 million of unexpired interest rate lock commitments to loan customers compared to $147.1 million of unexpired commitments at September 30, 2005.

The Company typically economically hedges these derivative commitments through one of two means – either by obtaining a corresponding best-efforts lock commitment with an investor to sell the loan at an agreed upon price, or by forward selling mortgage-backed securities. The forward sale of mortgage-backed securities is a means of matching a corresponding derivative asset that has similar characteristics as the bank-issued commitment but changes directly opposite in fair value from market movements. Loans hedged through forward sales of mortgaged-backed securities are sold individually or in pools on a mandatory delivery basis to investors, whereas the best efforts sales are locked on a loan-by-loan basis shortly after issuing the rate lock commitments to customers. The Company had outstanding forward sales commitments of mortgage-backed securities of $15.0 million in notional value at September 30, 2006 and 2005. These hedges were matched against $19.6 million and $11.5 million of interest rate lock commitments at September 30, 2006 and 2005, respectively that were to be sold through the mandatory delivery of loan pool sales.

The carrying value of the interest rate lock commitment liabilities included in the consolidated balance sheets was $30,000 and $84,000 at September 30, 2006 and 2005, respectively. The carrying value of the forward sales commitment assets included in the consolidated balance sheets was $81,000 and $104,000 at September 30, 2006 and 2005, respectively.

The Company entered into interest rate swap agreements during November 2004 which were designed to convert the fixed rates paid on certain brokered certificates of deposits into variable, LIBOR-based rates. The effect of the swap agreements result in the counterparty paying the fixed rate to the Company while the Company pays the variable LIBOR-based rate to the counterparty. During fiscal year 2005 and the first six months of fiscal year 2006, changes in the estimated fair values of these derivatives were recognized as charges or credits to earnings, as appropriate, during the periods in which the changes occurred. Effective January 1, 2006, the Company designated $80.0 million of interest rate swaps as fair value hedges of $80.0 million of the fixed-rate, brokered certificates of deposit under Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Financial Instruments and Hedging Activities” (“SFAS No. 133”) using long-haul, fair-value, hedge accounting. At September 30, 2006, these fair value hedges were considered to be highly effective and any hedge ineffectiveness was deemed not material. The notional amounts of the liabilities being hedged were $80.0 million at September 30, 2006 and 2005, respectively. At September 30, 2006, there were no swaps in a net settlement receivable position and swaps in a net settlement payable position totaled $2.0 million. At September 30, 2005, there were no swaps in a net settlement receivable position and swaps in a net settlement payable position totaled $1.7 million. The net losses recognized on fair value hedges were $194,000 and $320,000 for the years ended September 30, 2006 and 2005, respectively.

The maturity date, notional amounts, interest rates paid and received and fair value of the Company’s interest rate swap agreements as of September 30, 2006 and 2005 were as follows:

		September 30, 2006			September 30, 2005
Maturity Date	Notional Amount	Interest Rate Paid	Interest Rate Received	Estimated Fair Value	Interest Rate Paid	Interest Rate Received	Estimated Fair Value
October 20, 2008	$10,000,000	5.29%	4.30%	$(154,030)	3.57%	4.30%	$(115,467)
November 19, 2009	10,000,000	5.31%	3.50%	(207,594)	3.57%	3.00%	(179,100)
November 23, 2009	10,000,000	5.28%	3.75%	(215,582)	3.58%	3.00%	(159,009)
November 26, 2010	10,000,000	5.31%	4.13%	(364,738)	3.62%	4.13%	(325,857)
November 26, 2010	5,000,000	5.30%	4.13%	(180,829)	3.61%	4.13%	(161,147)
November 26, 2010	5,000,000	5.29%	4.13%	(179,290)	3.60%	4.13%	(159,370)
January 24, 2010	10,000,000	5.27%	3.70%	(320,976)	3.58%	3.00%	(166,723)
January 28, 2011	10,000,000	5.29%	4.30%	(187,926)	3.63%	4.30%	(271,769)
February 25, 2011	5,000,000	5.28%	4.80%	(96,280)	3.60%	4.80%	(63,823)
September 14, 2012	5,000,000	5.29%	4.25%	(98,417)	3.71%	4.25%	(84,908)

Total	$80,000,000			$(2,005,662)			$(1,687,173)

The gross amounts of interest paid to and received from the counterparty under the swap agreements and the related average interest rates during the years ended September 30, 2006 and 2005 are as follows:

	2006	2005
Interest paid (variable rate):
Total amount (000s)	$3,780.0	$1,554.2
Average interest rate	4.72%	2.90%
Interest received (fixed rate):
Total amount (000s)	$3,072.4	$1,623.6
Average interest rate	3.84%	3.67%

21.	FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers by issuing commitments to extend credit, which are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the borrower to pay a fee. The Bank evaluates each customer’s creditworthiness on a case-by-case basis.

At September 30, 2006, the Bank had firm commitments to originate loans of approximately $111.7 million, of which $59.5 million were committed to be sold. Of the remaining $52.3 million to be retained, $4.1 million were at fixed rates. At September 30, 2005, the Bank had firm commitments to originate loans of approximately $147.1 million of which $87.9 million were committed to be sold. Of the remaining $59.2 million to be retained, $20.7 million were at fixed rates. Additionally, the Bank had outstanding commitments to lend to borrowers under unused equity lines of credit totaling $261.6 million and $231.9 million at September 30, 2006 and 2005, respectively.

At September 30, 2006 and 2005, the Bank had loans receivable held for sale totaling $60.4 million and $64.3 million, respectively, substantially all of which were under firm commitments to be sold on a best-efforts basis. Any unrealized loss on these commitment obligations is considered in conjunction with the Bank’s lower of cost or market valuation on its loans held-for-sale.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. These standby letters of credit are primarily issued to support contractual obligations of the Bank’s customers. The credit risk involved with issuing letters of credit is essentially the same as the risk involved in extending loans to customers. At September 30, 2006, the Bank had 32 letters of credit totaling approximately $6.4 million due to expire no later than April 2009 compared to nine letters of credit totaling approximately $264,000 due to expire no later than April 2008 at September 30, 2005.

Substantially all of the Bank’s loans are to borrowers located in St. Louis, Kansas City and the surrounding Missouri counties.

22.	FAIR VALUE OF FINANCIAL INSTRUMENTS

Estimated fair values of financial instruments have been estimated by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data used to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company might realize in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair value amounts.

The fair value estimates presented herein are based on pertinent information available to management as of September 30, 2006 and 2005. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date. Therefore, current estimates of fair value may differ significantly from the amounts presented herein.

Carrying values and estimated fair values at September 30, 2006 and 2005 are summarized as follows:

	2006		2005
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
ASSETS:
Cash and cash equivalents	$22,116,000	$22,116,000	$25,688,000	$25,688,000
Debt securities - AFS	—		—	—
Equity securities - AFS	4,517,000	4,517,000	4,252,000	4,252,000
Debt securities - HTM	12,932,000	12,874,000	5,977,000	5,922,000
Capital Stock of FHLB	9,524,000	9,524,000	8,462,000	8,462,000
Mortgage-backed securities - HTM	441,000	470,000	650,000	699,000
Mortgage-backed securities - AFS	3,190,000	3,190,000	4,182,000	4,182,000
Assets held for sale	—	—	1,017,000	1,017,000
Loans:
Loans receivable held for sale	60,371,000	61,434,000	64,335,000	65,442,000
Loans receivable	785,199,000	782,716,000	633,195,000	630,904,000
Accrued interest receivable	5,532,000	5,532,000	4,272,000	4,272,000
LIABILITIES:
Deposits	655,577,000	655,577,000	496,171,000	496,171,000
Deposit liabilities held for sale	—	—	25,375,000	22,076,000
Advances from FHLB	172,800,000	170,982,000	171,000,000	169,622,000
Note payable	3,320,000	3,320,000	3,575,000	3,575,000
Derivative liabilities	2,006,000	2,006,000	1,687,000	1,687,000
Subordinated debentures	19,589,000	19,589,000	19,589,000	19,589,000
Accrued interest payable	1,672,000	1,672,000	1,028,000	1,028,000
Due to other banks	22,066,000	22,066,000	13,636,000	13,636,000

	2006		2005
	Contract or Notional Amount	Estimated Fair Value	Contract or Notional Amount	Estimated Fair Value
OFF BALANCE SHEET FINANCIAL INSTUMENTS:
Commitments to originate and purchase first and second mortgage loans	$111,380,000	$—	$141,133,000	$—
Commitments to originate non-mortgage loans	347,000	—	5,954,000	—
Unused Lines of Credit	261,579,000	—	231,935,000	—

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

Equity securities – Estimated fair values are based on stock market prices for publicly quoted stocks, and a broker-provided market value for the Community Reinvestment Act Fund.

Capital Stock of the Federal Home Loan Bank - The carrying amount approximates fair value.

Assets and Liabilities Held-for-Sale -The fair value is based on the contractual premium in the signed definitive agreement dated October 7, 2005.

Loans Receivable Held-for-Sale - The estimated fair value of loans held-for-sale is determined based upon recent historic sales premiums.

Loans Receivable - The fair value of loans receivable is estimated based on present values using applicable risk-adjusted spreads to the U. S. Treasury curve to approximate current interest rates applicable to each category of such financial instruments. No adjustment was made to the interest rates for changes in credit risk of performing loans where there are no known credit concerns. Management segregates loans in appropriate risk categories. Management believes that the risk factor embedded in the interest rates along with the allowance for loan losses applicable to the performing loan portfolio results in a fair valuation of such loans.

Accrued Interest Receivable -The carrying value approximates fair value.

Deposits - The estimated fair value of demand deposits and savings accounts is the amount payable on demand at the reporting date. The estimated fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows of existing deposits using rates currently available on advances from the Federal Home Loan Bank having similar characteristics.

Derivative Liabilities - The fair value is based on quoted market prices by the counter-party.

Advances from Federal Home Loan Bank - The estimated fair value of advances from Federal Home Loan Bank is determined by discounting the future cash flows of existing advances using rates currently available on advances from Federal Home Loan Bank having similar characteristics.

Note Payable - The carrying value approximates fair value since it is a variable rate obligation.

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

23.	IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In May 2005, the Financial Accounting Standards Board (“FASB”) issued Statement No. 154, “Accounting Changes and Error Corrections” (“SFAS No. 154”), a replacement of APB Opinion No. 20, “Accounting Changes,” and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS No. 154 requires retrospective application for voluntary changes in accounting principles unless it is impracticable to do so. SFAS No. 154 is effective for the Company beginning October 1, 2006. We have evaluated the requirements of SFAS No.154 and determined that it will not have a material effect on our financial condition or results of operations.

In February 2006, the FASB issued Statement No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS No. 155”), which amends FASB Statements No. 133 and 140. This Statement permits fair value remeasurement for any hybrid financial instrument containing an embedded derivative that would otherwise require bifurcation, and broadens a Qualified Special Purpose Entity’s (“QSPE”) permitted holdings to include passive derivative financial instruments that pertain to other derivative financial instruments. This statement is effective for the Company for all financial instruments acquired, issued or subject to a remeasurement event occurring on or after October 1, 2006. We have evaluated the requirements of SFAS No. 155 and determined that it will not have a material effect on our financial condition or results of operations.

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156 (“SFAS No. 156”), Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable and permits the entities to elect either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement 140 for subsequent measurement. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. Statement No. 156 is effective for the Company beginning October 1, 2006. We have evaluated the requirements of SFAS No. 156 and determined that it will not have a material effect on our financial condition or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting standards, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We do not expect that the adoption of SFAS No. 157 will have a material impact on our financial condition or results of operations.

In September 2006, the FASB issued SFAS No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans.” SFAS No. 158 requires balance sheet recognition of the funded status of pension and other postretirement benefits with the offset to accumulated other comprehensive income. Employers will recognize actuarial gains and losses, prior service cost, and any remaining transition amounts when recognizing a plan’s funded status. SFAS No. 158 is effective for fiscal years ending after December 15, 2006. We do not expect that the adoption of SFAS No. 158 will have a material impact on our financial condition or results of operations.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” an interpretation of SFAS No. 109, “Accounting for Income Taxes” (“Interpretation No. 48”). Interpretation No. 48 clarifies the accounting for uncertainty in income taxes in financial statements and prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Interpretation No. 48 is effective for the Company beginning October 1, 2006. We have evaluated the requirements of Interpretation No. 48 and determined that it will not have a material effect on our financial condition or results of operations.

In September 2006, the SEC Staff issued Staff Accounting Bulletin (“SAB”) No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements," which addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 will require registrants to quantify misstatements using both the balance sheet and income-statement approaches and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. When the effect of initial adoption is determined to be material, SAB No. 108 allows registrants to record that effect as a cumulative effect adjustment to beginning retained earnings. The requirements are effective for the Company beginning October 1, 2006. We have evaluated the requirements of SAB No. 108 and determined that it will not have a material effect on our financial condition or results of operations.

In September 2006, the Emerging Issues Task Force Issue 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements, was ratified. This EITF Issue addresses accounting for separate agreements which split life insurance policy benefits between an employer and employee. The Issue requires the employer to recognize a liability for future benefits payable to the employee under these agreements. The effects of applying this Issue must be recognized through either a change in accounting principle through an adjustment to equity or through the retrospective application to all prior periods. For calendar year companies, the Issue is effective beginning January 1, 2008. Early adoption is permitted as of January 1, 2007. We do not expect the adoption of the Issue to have a material effect on our consolidated financial statements.

24.	SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The results of operations by quarter for 2006 and 2005 were as follows:

Year Ended September 30, 2006	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	$11,789,988	$12,140,842	$14,258,822	$15,653,274
Interest expense	5,916,856	6,517,080	7,611,428	8,981,647

Net interest income	5,873,132	5,623,762	6,647,394	6,671,627
Provision for loan losses	406,621	452,750	291,664	350,340

Net interest income after loan loss provision	5,466,511	5,171,012	6,355,730	6,321,287
Non-interest income	2,240,845	4,652,881	2,818,645	2,998,947
Non-interest expense	4,876,789	5,356,884	5,295,354	5,234,103

Income before taxes	2,830,567	4,467,009	3,879,021	4,086,131
Income taxes	983,486	1,571,625	1,401,140	1,468,424

Net income	$1,847,081	$2,895,384	$2,477,881	$2,617,707

Earnings per share - basic	$0.22	$0.32	$0.26	$0.27
Earnings per share - diluted	$0.21	$0.30	$0.24	$0.26
Weighted average shares outstanding - basic	8,302,664	8,977,678	9,755,591	9,787,193
Weighted average shares outstanding - diluted	8,864,422	9,507,731	10,243,755	10,256,175

Year Ended September 30, 2005	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	$8,210,615	$8,760,934	$9,774,768	$11,045,688
Interest expense	3,184,214	3,563,572	4,525,433	5,459,000

Net interest income	5,026,401	5,197,362	5,249,335	5,586,688
Provision for loan losses	349,214	117,513	529,398	638,526

Net interest income after loan loss provision	4,677,187	5,079,849	4,719,937	4,948,162
Non-interest income	2,340,917	2,536,449	2,818,230	3,210,494
Non-interest expense	3,943,654	5,118,029	3,743,105	5,629,440

Income before taxes	3,074,450	2,498,269	3,795,062	2,529,216
Income taxes	1,182,559	915,324	1,394,770	925,446

Net income	$1,891,891	$1,582,945	$2,400,292	$1,603,770

Earnings per share - basic	$0.24	$0.20	$0.30	$0.20
Earnings per share - diluted	$0.22	$0.18	$0.27	$0.18
Weighted average shares outstanding - basic	8,199,465	8,333,745	8,370,198	8,414,359
Weighted average shares outstanding - diluted	8,735,960	8,813,865	8,874,609	8,888,655

25.	CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS.

The following table presents the condensed parent-company-only balance sheets as of September 30, 2006 and 2005, and the condensed parent-company-only statements of income and cash flows of the Company for the years ended September 30, 2006, 2005 and 2004:

Condensed Balance Sheets	2006	2005
ASSETS:
Cash and cash equivalents	$239,405	$175,105
Investment in Bank	93,541,965	68,075,077
Investments and mortgage-backed securities	2,310,500	2,209,789
Intercompany loan	3,375,000	1,225,000
Other assets	1,256,675	474,085

Total Assets	$100,723,545	$72,159,056

LIABILITIES:

Note payable	$3,320,000	$3,575,000
Subordinated debentures	19,589,000	19,589,000
Dividends payable	845,440	675,133
Other liabilities	1,142,559	73,459

Total liabilities	24,896,999	23,912,592

Stockholders’ equity	75,826,546	48,246,464

Total liabilities and stockholders’ equity	$100,723,545	$72,159,056

Condensed Statements of Income	2006	2005	2004
Interest income	$100,792	$84,079	$53,598
Interest expense	1,639,069	1,100,708	259,203

Net interest income	(1,538,277)	(1,016,629)	(205,605)
Non-interest income	464,102	105,974	761,530
Non-interest expense	569,313	465,229	328,675

(Loss) income before income taxes and equity in earnings of Bank	(1,643,488)	(1,375,884)	227,250
Income tax (benefit) expense	(575,561)	(524,418)	86,284

Net (loss) income before equity in earnings of Bank	(1,067,927)	(851,466)	140,966
Equity in earnings of Bank, net of tax	10,905,980	8,330,364	5,710,689

Net Income	$9,838,053	$7,478,898	$5,851,655

Condensed Statements of Cash Flows	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$9,838,053	$7,478,898	$5,851,655
Adjustments to reconcile net income to net cash from operating activities:
Equity in earnings of Bank	(10,905,980)	(8,330,364)	(5,710,689)
Net change in other assets and liabilities	483,560	87,482	(4,973)
Realized gain on sale of investments	(123,188)	—	(736,083)

Net cash (used in) provided by operating activities	(707,555)	(763,984)	(600,090)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash paid for investment in joint venture	(67,620)	(133,810)	—
Dividends received from Bank	4,000,000	2,500,000	—
Capital contribution to Bank	(11,000,000)	(9,000,000)	(12,000,000)
(Increase) decrease in intercompany loan	(2,150,000)	(1,225,000)	500,000
Purchases of investments	(500,000)	(410,000)	(1,323,230)
Proceeds from sales of investments	575,365	—	2,163,231
Principal payments on mortgage-backed securities	54,680	42,098	99,817

Net cash used in investing activities	(9,087,575)	(8,226,712)	(10,560,182)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from note payable	—	—	4,000,000
Cash paid for acquired entities	(3,925,378)	—	—
Proceeds from issuance of subordinated debentures	—	10,310,000	9,279,000
Payment of note payable	(255,000)	(255,000)	(170,000)
Payments received from loan to ESOP	—	183,773	116,380
Proceeds from common stock offering	16,139,230	—	—
Equity trust shares purchased	(1,959,000)	—	—
Proceeds from stock options exercised	797,429	974,033	807,883
Proceeds received from Bank for stock-based compensation	2,026,437	93,557	199,180
Proceeds from cash received in dividend reinvestment plan	276,582	—	—
Stock repuchase	(88,301)	(190,194)	(1,566,798)
Dividends paid on common stock	(3,152,569)	(2,335,914)	(1,619,293)

Net cash provided by financing activities	9,859,430	8,780,255	11,046,352

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	64,300	(210,441)	(113,920)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	175,105	385,546	499,466

CASH AND CASH EQUIVALENTS AT END OF YEAR	$239,405	$175,105	$385,546

* * * * *

COMMON STOCK INFORMATION

The common stock of the Company is listed on the NASDAQ Global Select Market under the symbol “PULB.” As of December 6, 2006, there were approximately 3,162 stockholders of record of the Company, including brokers or other nominees.

The following table sets forth market price and dividend information for the Company’s common stock for fiscal year 2006 and 2005.

Fiscal 2006	High	Low	Dividend
First Quarter	$18.20	$16.82	$0.080/per share
Second Quarter	$19.24	$15.71	$0.080/per share
Third Quarter	$17.20	$15.05	$0.085/per share
Fourth Quarter	$17.75	$16.25	$0.085/per share

Fiscal 2005	High	Low	Dividend
First Quarter	$13.80	$11.23	$0.060/per share
Second Quarter	$14.23	$12.50	$0.060/per share
Third Quarter	$18.67	$12.67	$0.080/per share
Fourth Quarter	$18.74	$16.03	$0.080/per share

DIRECTORS AND OFFICERS

Directors	Officers

William A. Donius Chairman and Chief Executive Officer	William A. Donius Chairman and Chief Executive Officer

Stanley J. Bradshaw Principal, Bradshaw Capital Management	W. Thomas Reeves President

William M. Corrigan, Jr. Partner, Armstrong, Teasdale LLP	Ramsey K. Hamadi Chief Financial Officer

Leon A. Felman Managing Partner of Felman Family Partnership LP	Christopher K. Reichert Executive Vice President

Michael R. Hogan Chief Administrative Officer and CFO of Sigma-Aldrich Corporation

Timothy K. Reeves President of Keenan Properties of St. Louis

Christopher K. Reichert Executive Vice President Steven C. Roberts President and Chief Operating Officer of The Roberts Company

Lee S. Wielansky Chairman and Chief Executive Officer of Midland Development Group, Inc.

Emeritus Directors

Walter A. Donius Chairman Emeritus and Retired Thrift Executive

Thomas F. Hack Retired Thrift Executive

CORPORATE INFORMATION

Corporate Headquarters

12300 Olive Boulevard

St. Louis, Missouri

314.878.2210

www.pulaskibankstl.com

Independent Auditors

KPMG LLP

St. Louis, Missouri

General Counsel

Kappel, Neill and Wolff LLC

St. Louis, Missouri

Armstrong, Teasdale LLP

St. Louis, Missouri

Special Securities Counsel

Muldoon Murphy & Aguggia LLP

Washington, D.C.

Stock Transfer Agent

Registrar and Transfer Company

Cranford, New Jersey

Investor Relations

The Investor Relations Company

Chicago, Illinois

ANNUAL MEETING

The annual meeting of the stockholders will be held Thursday, January 25, 2007 at 3:00 p.m., Central Time, at The St. Louis Art Museum (rear entrance), 1 Fine Arts Boulevard, Forest Park, St. Louis, Missouri.