Form 10-K, Exhibit 13
period 2009-09-30
PULASKI FINANCIAL CORP
filed 2009-12-18
CIK 1062438

Exhibit 13.1

Annual Report to Stockholders

Pulaski Financial Corp. 2009 Annual Report

Business of the Company

Pulaski Financial Corp. (the “Company”) is a diversified, community-based, financial institution holding company headquartered in St. Louis, Missouri. We conduct operations primarily through Pulaski Bank, a federally chartered savings bank (“Pulaski” or the “Bank”).  Pulaski Bank provides an array of financial products and services for businesses and consumers primarily through its twelve full-service offices in the St. Louis metropolitan area and five loan production offices in the St. Louis and Kansas City metropolitan areas.

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

Selected Consolidated Financial Information

	At or for the Years Ended September 30,
	2009	2008	2007	2006	2005
	(In thousands, except per-share amounts)
FINANCIAL CONDITION DATA
Total assets	$1,406,426	$1,304,150	$1,131,465	$962,467	$789,861
Loans receivable, net	1,132,095	1,088,737	949,826	785,199	633,195
Loans held for sale	109,130	71,966	58,536	60,452	64,335
Debt and equity securities	2,586	733	16,988	17,449	10,228
Capital stock of Federal Home Loan Bank	11,650	10,896	8,306	9,524	8,462
Mortgage-backed securities	28,165	25,925	3,027	3,631	4,833
Cash and cash equivalents	37,451	29,078	23,774	22,123	25,688
Deposits	1,191,629	915,311	835,489	655,577	496,171
Deposit liabilities held for sale	—	—	—	—	25,375
Advances from the Federal Home Loan Bank	61,000	210,600	158,400	172,800	171,000
Borrowings from the Federal Reserve	—	40,000	—	—	—
Subordinated debentures	19,589	19,589	19,589	19,589	19,589
Stockholders’ equity – preferred	30,655	—	—	—	—
Stockholders’ equity – common	86,306	82,361	80,804	75,827	48,246

OPERATING DATA
Interest and dividend income	$67,846	$73,266	$70,925	$53,843	$37,792
Interest expense	26,215	37,653	41,834	29,027	16,732
Net interest income	41,631	35,613	29,091	24,816	21,060
Provision for loan losses	23,031	7,735	3,855	1,501	1,635
Net interest income after provision for loan losses	18,600	27,878	25,236	23,315	19,425
Securities gains (losses)	303	(7,774)	273	123	—
Gain on branch sale	—	—	—	2,474	—
Other non-interest income	19,241	12,785	10,748	9,862	10,048
Total non-interest expense	31,437	29,316	22,773	20,511	17,576
Income before income taxes	6,707	3,573	13,484	15,263	11,897
Income taxes	1,630	684	4,501	5,425	4,418
Net income	5,077	2,889	8,983	9,838	7,479
Preferred stock dividends	1,265	—	—	—	—
Income available to common shares.	$3,812	$2,889	$8,983	$9,838	$7,479

COMMON SHARE DATA
Basic earnings per common share	$0.37	$0.29	$0.92	$1.07	$0.94
Diluted earnings per common share	$0.37	$0.28	$0.88	$1.01	$0.85
Dividends declared per common share	$0.38	$0.37	$0.35	$0.33	$0.28
Book value per common share	$8.31	$8.06	$8.13	$7.62	$5.72
Weighted average common shares – basic	10,179	9,914	9,814	9,206	7,926
Weighted average common shares – diluted	10,402	10,239	10,256	9,718	8,828
Common shares outstanding at end of period	10,389	10,216	9,935	9,946	8,439

	At or for the Years Ended September 30,
	2009	2008	2007	2006	2005

KEY OPERATING RATIOS
Return on average assets	0.36%	0.23%	0.85%	1.14%	1.06%
Return on average total equity	4.64	3.34	11.07	14.98	16.37
Return on average common equity	4.36	3.34	11.07	14.98	16.37
Interest rate spread	2.88	2.81	2.63	2.87	3.04
Net interest margin	3.12	3.08	2.97	3.12	3.18
Efficiency ratio	51.24	61.19	58.63	58.59	56.67
Dividend payout ratio	102.70	130.36	39.20	32.67	32.94
Non-interest expense to average assets	2.21	2.40	2.22	2.36	2.56
Average interest-earning assets to average interest-bearing liabilities	112.11	108.29	107.79	106.96	105.59
Allowance for loan losses to total loans receivable at end of period	1.79	1.16	1.09	0.99	1.06
Allowance for loan losses to non-performing loans	34.68	61.76	99.44	115.89	113.51
Net charge-offs to average outstanding loans receivable during the period	1.31	0.52	0.14	0.10	0.06
Non-performing assets to total assets	4.82	1.87	1.20	0.99	0.86

OTHER DATA
Number of:
Full-time equivalent employees	465	427	421	361	327
Full-service offices	12	12	11	9	8

CAPITAL RATIOS (1)
Tangible capital	9.19%	7.93%	8.79%	9.30%	8.60%
Core capital	9.19	7.93	8.79	9.30	8.60
Total risk-based capital	12.33	10.59	11.18	11.99	10.85
__________________
(1)	Capital ratios are for Pulaski Bank.

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

Pulaski’s Community Banking Strategy

Pulaski Bank is one of the top residential lenders in its market areas, with $2.04 billion of new residential mortgage loans originated during the year ended September 30, 2009.  In addition, we originated $432.9 million of commercial loans during the year.  Despite a challenging economic environment, we were able to leverage these customer relationships, which helped us grow our core deposits by 51%, increase our net interest income by 17% and increase our mortgage revenues by 118%.  Our community banking strategy is centered on building long-term relationships with small- to medium-sized businesses and retail customers and emphasizes high-quality, responsive and personalized customer service.  Pulaski has an 87-year history of serving many St. Louis neighborhoods, and in the last five years, we have significantly expanded our operations and have positioned ourselves to be a “True Community Bank” to metropolitan St. Louis.

The St. Louis market has experienced heavy consolidation in the banking sector during the past decade, with a large amount of local deposits acquired by regional and national banks.  This consolidation has created larger banks, which are perceived by many customers as impersonal or unresponsive.  We believe there is a significant opportunity for a locally managed, community-focused bank to provide a full range of financial services to retail customers and small- and middle-market businesses.  By offering quicker decision making in the delivery of banking products and services, offering customized products where needed, and providing our customers access to our senior decision makers, we distinguish ourselves from the larger regional and national banks operating in our market areas.  Conversely, our larger capital base and product mix enable us to compete effectively against smaller banks with limited services and capabilities.

Locally based community banks, like Pulaski, have also gained market share by recruiting experienced bankers who have been displaced by mergers with larger, out-of-area banks.  These bankers have generally developed strong relationships with customers who are willing to follow them to another financial institution.  We believe that St. Louisans strongly favor doing business with companies that are locally managed, creating opportunities for Pulaski.

In addition to attracting and retaining veteran bankers who are St. Louis natives, the Company’s strategic plan is focused on providing convenient bank locations in the St. Louis commercial districts.  Many of the Bank’s full-service locations are located in the central corridor of St. Louis and are convenient to the metropolitan St. Louis commercial and financial centers.

Primarily as the result of deteriorating local and national economic conditions and their negative impact on the real estate market, we experienced a 198% increase in the provision for loan losses and a 182% increase in loan charge-offs during fiscal 2009 compared to fiscal 2008.  However, execution of the Company’s community banking strategy produced strong, consistent performance in many of its other key indicators, such as growth in net interest income, other revenues, total assets, loans and deposits, thereby positioning the Company for improved earnings in future periods.  Specifically, during the five years ended September 30, 2009, we have:

•	Increased our net interest income from $21.1 million to $41.6 million, representing a 15% compound annual growth rate (“CAGR”).

•	Increased our mortgage revenues from $6.5 million to $12.7 million, representing a 14% CAGR.

•	Increased our retail banking fees from $2.4 million to $3.9 million, representing a 9% CAGR.

•	Increased our total assets from $637.9 million to $1.41 billion, representing a 17% CAGR.

•	Increased our total loan portfolio from $510.6 million to $1.13 billion, representing a 17% CAGR.

•	Increased our total deposits from $406.8 million to $1.19 billion, representing a 24% CAGR.

•	Reduced our ratio of non-interest expense to average assets from 2.56% to 2.21%.

•	Expanded the number of residential and commercial loan officers from 49 to 94.

•	Expanded our St. Louis bank network from seven to twelve full-service locations.

At September 30, 2004, we were principally a residential lender, with 77% of our loan portfolio consisting of residential and home equity loans.  Over the past five years, the commercial lending division has been a significant contributor to our growth, with $482.2 million of net loan growth since September 30, 2004.  The commercial loan portfolio totaled $597.2 million, or 53% of total loans receivable, at September 30, 2009 compared to $115.0 million, or 23% of total loans receivable, at September 30, 2004.

Our strategy has enabled us to increase our share of the $68 billion St. Louis deposit market to 1.7% at June 30, 2009.  Ranked according to total deposits at June 30, 2009, as reported by SNL Financial LLC, Pulaski Bank is the tenth largest bank in the St. Louis metropolitan area. We continue to grow our core deposit accounts, which we define as checking, money market and savings accounts.  Core deposit accounts increased to $649.3 million at September 30, 2009 compared to $165.2 million at September 30, 2004.  Money market accounts and interest-bearing checking accounts increased 217.5% and 646.3%, respectively, during the same period to $254.0 million and $263.0 million, respectively, at September 30, 2009.  Non-interest-bearing checking accounts increased 538.0% since September 30, 2004 to $103.4 million at September 30, 2009.  The increases stem primarily from growth in commercial relationships, expanded products and additional banking locations.  Fueled by this deposit growth, retail banking fees increased 63.0% from $2.4 million in fiscal 2004 to $3.9 million in fiscal 2009.

Primary Business Lines

Crucial to our community banking strategy is growth in the Company’s three primary business lines:  commercial banking services, retail mortgage lending and retail banking services.  We believe the marketplace is more competitive than ever and, to achieve successful results, these products must be delivered with superior and efficient customer service.

Commercial Banking Services.  Our commercial banking services are centered on serving small- to medium-sized businesses, and the Company’s growth in the St. Louis market continues to be driven by its staff of experienced commercial bankers and the commercial banking relationships they generate.  Since beginning our commercial banking operations in 2003, approximately 67% of the growth in the Bank’s loan portfolio has come from commercial lending.  In 2003, the Bank had just two employees dedicated to commercial banking.  Over the past several years, the Company has been successful in hiring some of the top commercial bankers in St. Louis.  Today, the commercial division has 27 employees, many of whom have brought us new business from their existing customer relationships.

Commercial loans accounted for substantially all of the growth in loans receivable during the year ended September 30, 2009 and, although loan growth slowed during the last half of fiscal 2009, we continued to originate commercial loans to our most credit-worthy customers under tightened credit standards.  During the year ended September 30, 2009, mortgage loans secured by commercial real estate increased $55.5 million to $239.1 million, commercial and industrial loans increased $21.7 million to $159.4 million, while land acquisition, development and construction loans decreased $13.4 million to $163.6 million at September 30, 2009, respectively.  Commercial loan originations totaled $432.9 million during fiscal year 2009 compared to $483.2 million during 2008.

Our commercial loan customers are also among the best sources of core deposit accounts.  During the past year, commercial checking account balances increased $105.2 million to $274.0 million at September 30, 2009 compared to $168.8 million at September 30, 2008.

Retail Mortgage Lending.  The Company is a conforming, residential mortgage lender that originates loans directly through commission-based sales staffs in the St. Louis and Kansas City metropolitan areas.  We are a leading mortgage originator in these two markets, and have successfully leveraged our reputation for strength and quality customer service with our staff of experienced mortgage loan officers who have strong community relationships.  Substantially all of the loans originated in the retail mortgage division are one- to four-family residential loans that are sold to investors on a servicing-released basis.  Such sales generate mortgage revenues, which is the Company’s largest source of non-interest income.  In addition, loans that are closed and are held pending their sale to investors provide a valuable source of interest income until they are sold.

The Federal Reserve’s actions taken in late 2008 to lower market interest rates and stimulate mortgage lending activity resulted in a dramatic increase in mortgage refinancing volume beginning in November 2008 and continuing throughout fiscal 2009.  We were able to capture a meaningful share of this increased activity without significantly adding fixed costs to our infrastructure.  Loan origination volumes grew steadily through the first three quarters of fiscal year 2009 reaching record levels during the quarter ended June 30, 2009, then declined from these record levels during the quarter ended September 30, 2009 due to a softening of consumer demand following an increase in market interest rates.  However, the loan origination volumes we experienced during the quarter ended September 30, 2009 were significantly above those reported in the comparable 2008 quarter.  The following is a quarterly summary of residential loans originated for sale.

	2009	2008
	(In Thousands)
First quarter	$262,834	$313,036
Second quarter	651,273	395,024
Third quarter	723,827	329,812
Fourth quarter	403,965	286,557
Total	$2,041,899	$1,324,429

For the year ended September 30, 2009, we sold $2.02 billion of residential loans to investors, which generated mortgage revenues totaling $12.7 million, compared to $1.32 billion of loans sold and $5.8 million in revenues for the year ended September 30, 2008.  We experienced a market-driven decline in gross profit margins on loans sold during 2009 as the result of tighter pricing in a market dominated by refinancing activity.  However, because of increased efficiencies, our net profit margins on loans sold increased to 0.63% during 2009 compared with 0.44% during 2008.  Loans held for sale increased $37.2 million to $109.1 million at September 30, 2009 from $72.0 million at September 30, 2008.

Although we primarily originate conforming mortgage loans that qualify for sale in the secondary market, we historically retained a certain number of loans in portfolio that had characteristics which made them appealing for the Bank’s portfolio even though they did not qualify for sale as conforming “agency-eligible” loans.  These loans were underwritten using an internal credit-scoring model, which assessed credit risk and assigned one of five risk-based ratings to the loan at the time of inception.  Such loans were priced on a risk/reward basis.  In the last 18 months, however, we have repeatedly tightened our internal credit underwriting standards in response to the national economic crisis and have de-emphasized this type of lending.  During the year ended September 30, 2009, residential loans retained in our portfolio decreased $19.0 million to $320.5 million from $339.5 million at September 30, 2008 primarily due to a decrease in residential second mortgage loans.

Home equity lines of credit balances totaled $227.1 million at September 30, 2009 compared to $225.4 million at September 30, 2008.  These loans consist primarily of revolving lines of credit secured by residential real estate.  We also significantly de-emphasized growth in this portfolio during 2009 as we tightened credit standards following the downturn in the economy and have generally continued to offer home equity loans only to our most credit-worthy borrowers. These loans are generally approved in conjunction with high-quality first mortgage loan applications.  The interest rates on these loans are tied to the prime rate, which results in low interest-rate risk characteristics, attractive interest-rate spreads over their funding sources and added stability to our net interest margin.  The weighted average interest rate on home equity lines of credit was 3.98% at September 30, 2009 compared to 5.28% at September 30, 2008.  The decline in the average interest rate was due to the decline in market interest rates during 2009.

Retail Banking Services.  Growth in core deposits, which include checking, money market and passbook accounts, is critical to support profitable asset growth and is among our top strategic objectives.  Our approach to attracting deposits involves three key components:  providing excellence in customer service, offering customers best-in-class products, and providing customers with convenient banking locations.  Checking accounts represent the cornerstone product in a customer relationship and are the Bank’s most valuable source of low-cost deposits.  Checking account balances not only provide one of the lowest-cost funding sources, but also generate valuable fee income through service charges.  The balance of checking accounts increased $111.3 million during the year to $366.4 million at September 30, 2009 from $255.1 million at September 30, 2008, fueled primarily by an increase in commercial checking accounts.  Also enhancing our ability to attract core deposits, we elected to participate in the FDIC’s Transaction Account Guarantee Program beginning in the quarter ended March 31, 2009.  This program provides full FDIC insurance coverage for non-interest-bearing transaction accounts and qualifying NOW accounts regardless of the dollar amount through June 30, 2010, and is in addition to the standard FDIC insurance that was temporarily increased to $250,000 per depositor through December 31, 2013.  At September 30, 2009, the weighted-average cost of interest-bearing checking accounts decreased to 1.25% compared to 2.51% at September 30, 2008 primarily as the result of declining market interest rates during 2009.  Competition for these products remains intense, but the accounts are generally less interest-rate sensitive and more stable than certificates of deposit.

The balance of money market accounts increased $104.9 million to $254.0 million at September 30, 2009 from $149.1 million at September 30, 2008.  During 2009, we introduced a new product that offers the Bank’s customers the ability to receive FDIC insurance on certain money market deposits up to $12.5 million, resulting in significant growth.  During 2009, we had exclusive marketing rights to this product in our market area.  At September 30, 2009, the weighted average cost of money market deposits decreased to 0.76% compared to 2.12% at September 30, 2008 as the result of declining market interest rates during 2009.  Money market and interest-bearing checking accounts carry adjustable interest rates that make them an ideal funding source for our prime-adjusting commercial and home equity loans.

Certificates of deposit increased $57.1 million to $542.3 million at September 30, 2009 from $485.2 million at September 30, 2008, primarily as the result of a $116.3 million increase in retail certificates of deposit to $348.6 million partially offset by a $13.7 million decrease in CDARS time deposits to $110.2 million and a $45.5 million decrease in brokered time deposits to $83.5 million.  CDARS deposits, which are generally offered to in-market retail and commercial customers, offer our customers the ability to receive FDIC insurance on deposits up to $50 million.  Customers shifted a portion of maturing CDARS time deposits into our new money market product during 2009.  Brokered time deposits decreased $45.5 million to $83.5 million as we repaid certain maturities with increases in retail deposits.  Total deposits increased $276.3 million, or 30%, to $1.19 billion at September 30, 2009 from $915.3 million at September 30, 2008.

Retail banking fees, which include fees charged to customers who have overdrawn their checking accounts and service charges on other retail banking products, decreased 2% to $3.9 million for the year ended September 30, 2009 compared to $4.0 million for the year ended September 30, 2008.  While checking accounts grew significantly during the year ended September 30, 2009, the volume of overdrawn checking accounts did not increase proportionately, primarily as the result of tightened consumer spending in the current difficult economic environment.  On November 12, 2009, the Federal Reserve Board announced final rules that prohibit financial institutions from charging consumers fees for paying overdrafts on automated teller machines and one-time debit card transactions, unless a consumer consents, or opts in, to the overdraft service for those types of transactions.  In addition, on November 10, 2009, Senate Banking Committee Chairman Christopher Dodd released a discussion draft of proposed legislation to reform financial regulation. This proposed legislation follows the release by the House Financial Services Committee of its discussion draft of legislation intended to accomplish the same goal.  This proposed legislation could further restrict the amount of overdraft fees charged by banks.  The total impact of these actions on our fee income is uncertain at this time.  However, these actions could ultimately result in a reduction of the amount of fee income we realize in future periods.

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

We maintain an allowance for loan losses to absorb probable losses in our loan portfolio.  Determining the amount of the allowance involves a high degree of judgment.  The balance in the allowance is based upon management’s quarterly estimates of expected losses inherent in the loan portfolio.  Management’s estimates are determined by quantifying certain risks in the portfolio that are affected primarily by changes in the composition and volume of the portfolio combined with an analysis of past-due and adversely classified loans.  These estimates can also be affected by the following factors:  changes in lending policies and procedures, including underwriting standards and collections; charge-off and recovery practices; changes in national and local economic conditions and developments; assessment of collateral values by obtaining independent appraisals; and changes in the experience, ability, and depth of lending management staff.  Refer to Note 1 of Notes to the Consolidated Financial Statements for a detailed description of our risk assessment process.

We employ derivative financial instruments to help us manage interest rate sensitivity by modifying the repricing, maturity and option characteristics of certain assets and liabilities.  The judgments and assumptions that are most critical to the application of this critical accounting policy are those affecting the estimation of fair value.  Fair value is based on quoted market prices.  Refer to Note 1 of Notes to the Consolidated Financial Statements for a detailed description of our estimation processes and methodology related to the fair value of derivative financial instruments.

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

	Years Ended September 30,
	2009			2008			2007
		Interest			Interest			Interest
	Average	and	Yield/	Average	and	Yield/	Average	and	Yield/
	Balance	Dividends	Cost	Balance	Dividends	Cost	Balance	Dividends	Cost
	(Dollars in thousands)
Interest-earning assets:
Loans receivable: (1)
Residential real estate	$328,108	$20,952	6.39%	$336,918	$23,257	6.90%	$328,475	$23,060	7.02%
Commercial	598,179	29,987	5.01%	479,997	30,123	6.28%	335,414	24,883	7.42%
Home equity lines of credit	230,237	9,346	4.06%	223,146	13,983	6.27%	210,052	16,999	8.09%
Consumer	3,613	196	5.44%	4,156	245	5.88%	4,116	278	6.78%
Total loans receivable	1,160,137	60,481	5.21%	1,044,217	67,608	6.47%	878,057	65,220	7.43%
Loans held for sale	119,770	5,768	4.82%	64,446	3,562	5.53%	64,415	3,992	6.20%
Securities and other	54,895	1,597	2.91%	46,522	2,096	4.51%	35,771	1,713	4.79%
Total interest-earning assets	1,334,802	67,846	5.08%	1,155,185	73,266	6.34%	978,243	70,925	7.25%

Non-interest-earning assets	78,663			80,543			75,005
Total assets	$1,413,465			$1,235,728			$1,053,248

Interest-bearing liabilities:
Interest-bearing checking	$221,164	$3,504	1.58%	$106,009	$2,093	1.97%	$60,996	$1,131	1.85%
Passbook savings	26,845	57	0.21%	27,727	91	0.33%	30,169	107	0.35%
Money market	159,196	1,676	1.05%	183,957	5,294	2.88%	155,261	6,576	4.24%
Certificates of deposit	569,530	16,279	2.86%	466,094	19,963	4.28%	466,248	23,523	5.05%
Total interest-bearing deposits	976,735	21,516	2.20%	783,787	27,441	3.50%	712,674	31,337	4.40%
FHLB advances	120,288	3,507	2.92%	224,460	7,956	3.54%	168,476	8,755	5.20%
Borrowings from the Federal Reserve Bank	71,690	320	0.45%	34,093	776	2.28%	1	-	6.25%
Note payable	2,324	113	4.88%	4,868	242	4.97%	3,191	226	7.08%
Subordinated debentures	19,589	759	3.88%	19,589	1,238	6.32%	19,589	1,516	7.74%
Total interest-bearing liabilities	1,190,626	26,215	2.20%	1,066,797	37,653	3.53%	903,931	41,834	4.63%

Non-interest-bearing liabilities:
Non-interest-bearing deposits	99,127			63,325			47,982
Other non-interest-bearing liabilities	14,286			19,184			20,197
Total non-interest-bearing liabilities	113,413			82,509			68,179
Stockholders' equity	109,426			86,422			81,138
Total liabilities and stockholders' equity	$1,413,465			$1,235,728			$1,053,248

Net interest income		$41,631			$35,613			$29,091

Interest rate spread (2)			2.88%			2.81%			2.62%

Net interest margin (3)			3.12%			3.08%			2.97%

Ratio of average interest-earning assets to average interest-bearing liabilities	112.11%			108.29%			108.22%

(1) Includes non-accrual loans with an average balance of $18.0 million, $6.3 million and $2.5 million for the fiscal years ended September 30, 2009, 2008 and 2007, respectively.
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

	2009 Compared to 2008			2008 Compared to 2007
	Increase (Decrease) Due to			Increase (Decrease) Due to
	Rate	Volume	Net	Rate	Volume	Net
	(In thousands)
Interest-earning assets:
Loans receivable:
Residential real estate	$(1,702)	$(603)	$(2,305)	$(395)	$592	$197
Commercial	(6,755)	6,619	(136)	(4,261)	9,501	5,240
Home equity lines of credit	(5,070)	433	(4,637)	(4,020)	1,004	(3,016)
Consumer	(17)	(32)	(49)	(36)	3	(33)
Total loans receivable	(13,544)	6,417	(7,127)	(8,712)	11,100	2,388
Loans held for sale	(509)	2,715	2,206	(432)	2	(430)
Securities and other	(937)	438	(499)	(213)	596	383

Total net change in income on interest-earning assets	(14,990)	9,570	(5,420)	(9,357)	11,698	2,341

Interest-bearing liabilities:
Interest-bearing checking	(481)	1,892	1,411	77	885	962
Passbook savings	(31)	(3)	(34)	(6)	(10)	(16)
Money market	(2,986)	(632)	(3,618)	(2,357)	1,075	(1,282)
Certificates of deposit	(7,513)	3,829	(3,684)	(3,552)	(8)	(3,560)
Total interest-bearing deposits	(11,011)	5,086	(5,925)	(5,838)	1,942	(3,896)
FHLB advances	(1,219)	(3,230)	(4,449)	(3,244)	2,445	(799)
Borrowings from the Federal Reserve Bank	(915)	459	(456)	-	776	776
Note payable	(4)	(125)	(129)	(80)	96	16
Subordinated debentures	(479)	-	(479)	(278)	-	(278)

Total net change in expense on interest-bearing liabilities	(13,628)	2,190	(11,438)	(9,440)	5,259	(4,181)

Net change in net interest income	$(1,362)	$7,380	$6,018	$83	$6,439	$6,522

Comparison of Operating Results for the
Years Ended September 30, 2009 and 2008

Overview

Net income for the year ended September 30, 2009 increased 75.7% to $5.1 million, or $0.37 per diluted common share, compared to $2.9 million, or $0.28 per diluted common share, for the year ended September 30, 2008. Net income for year ended September 30, 2009 was negatively impacted by a $23.0 million provision for loan losses compared to $7.7 million in 2008, by a $700,000 pretax charge to earnings for an industry-wide FDIC special deposit insurance assessment, and by an industry-wide increase in rates paid on deposit insurance. Also reducing income available to common shares for the year ended September 30, 2009 were dividends and discount accretion on the Company’s preferred stock, issued as part of the U.S. Treasury’s Troubled Asset Relief Program (“TARP”) Capital Purchase Program, totaling $1.3 million, or $0.12 per diluted common share. Net income for the year ended September 30, 2008 was negatively impacted by investment securities losses totaling $5.2 million after tax, or $0.50 per diluted share, which primarily included previously recorded losses realized on the sale of the Company’s entire portfolio of Fannie Mae preferred stock and an after-tax charge of $989,000, or $0.10 per diluted share, for a separation payment and other expenses related to the resignation of the Company’s former chief executive officer on May 1, 2008.

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

Net interest income increased $6.0 million to $41.6 million for the year ended September 30, 2009 compared to $35.6 million for the year ended September 30, 2008 due to an increase in net interest-earning assets and improvement in the net interest margin.  The average balance of interest-earning assets increased $179.6 million to $1.33 billion during fiscal 2009, compared to $1.16 billion during fiscal 2008 due primarily to commercial loan growth.  The net interest margin increased 4 basis points to 3.12% in fiscal 2009 from 3.08% in fiscal 2008, resulting primarily from an increase in demand deposits, which are typically among the Company’s lowest cost of funds, combined with lower wholesale funding costs.

Total interest and dividend income decreased $5.4 million to $67.8 million for the year ended September 30, 2009 compared to $73.3 million for the year ended September 30, 2008.  The decrease was primarily due to a decline in the average yield on loans receivable to 5.21% in fiscal 2009 from 6.47% in fiscal 2008 resulting from lower market interest rates.  The decrease was partially offset by a rise in the average balance of loans receivable, which increased $115.9 million to $1.16 billion for fiscal 2009, and a rise in the average balance of loans held for sale, which increased $55.3 million to $119.8 million for fiscal 2009.  Commercial loans accounted for substantially all of the growth in the average balance of loans receivable during 2009.  See Primary Business Lines.

Total interest expense decreased $11.4 million to $26.2 million for fiscal 2009 compared to $37.7 million for fiscal 2008 due to a decline in the average cost of funds partially offset by an increase in the average balance of interest-bearing liabilities.  The average cost of funds decreased from 3.53% for 2008 to 2.20% for 2009 while the average balance of interest-bearing liabilities increased from $1.07 billion to $1.19 billion during the same periods, respectively.

The increased average balance of interest-bearing liabilities resulted from increases in the average balances of deposits and borrowings from the Federal Reserve, which were used to fund asset growth during the period and to repay FHLB advances.  The decreased average cost was the result of lower market interest rates during the period, growth in core deposits and a shift in the mix of wholesale funding sources.  The Company primarily funds its assets with savings deposits from its retail and commercial customers, which typically carry a lower cost than most of the Company’s wholesale funding sources.  This funding source is supplemented with wholesale funds consisting primarily of advances from the FHLB, short-term borrowings from the Federal Reserve and time deposits from national brokers.  Management actively chooses among these wholesale funding sources depending on their relative costs and the Company’s overall borrowing capacity at the FHLB and the Federal Reserve Bank.  See Liquidity Risk.

Interest expense on deposits decreased $5.9 million, or 21.6%, to $21.5 million during the year ended September 30, 2009 compared to $27.4 million for the year ended September 30, 2008 as the result of a decrease in the average cost partially offset by an increase in the average balance.  See Primary Business Lines.  The average balance of interest-bearing deposits increased to $976.7 million for the year ended September 30, 2009 from $783.8 million for the year ended September 30, 2008 while the average cost of deposits decreased from 3.50% to 2.20% during the same periods, respectively.  Growth in average total deposits during 2009 was used to fund asset growth and repay certain wholesale borrowings.

Interest expense on advances from the Federal Home Loan Bank decreased $4.4 million, or 56.0%, to $3.5 million during the year ended September 30, 2009 compared to $8.0 million for the year ended September 30, 2008 as the result of decreases in the average cost and average balance.  The average balance decreased to $120.3 million for the year ended September 30, 2009 from $224.5 million for the year ended September 30, 2008 and the average cost decreased from 3.54% to 2.92% during the same period, respectively.  The decreased average balance resulted from the repayment of short-term advances with increases in deposits and lower-cost borrowings from the Federal Reserve.  The decreased average cost was the result of lower market interest rates during the 2009 period.

Interest expense on borrowings from the Federal Reserve Bank decreased to $320,000 during the year ended September 30, 2009 compared to $776,000 for the year ended September 30, 2008 as the result of a decrease in the average cost partially offset by an increase in the average balance. The average balance increased to $71.7 million for the year ended September 30, 2009 from $34.1 million for the year ended September 30, 2008, while the average cost decreased to 0.45% for the year ended September 30, 2009 compared to 2.28% for the year ended September 30, 2008.  During 2009, the Company supplemented its wholesale borrowing needs with lower-cost, short-term borrowings from the discount window of the Federal Reserve.  The proceeds of these borrowings were used to fund increases in loans held for sale and repay higher-cost borrowings from the FHLB.  The decrease in the average cost was the result of lower market interest rates during 2009.

Provision for Loan Losses

The provision for loan losses for the year ended September 30, 2009 was $23.0 million compared to $7.7 million for the same period a year ago.  The provision for loan losses in 2009 related primarily to increased charge-offs, an increase in the level of non-performing loans, and growth in performing commercial loans, which carry a higher level of inherent risk than residential loans.  See Non-Performing Assets and Allowance for Loan Losses.

Non-Interest Income

Total non-interest income increased $14.5 million to $19.5 million for the year ended September 30, 2009 compared to $5.0 million for the year ended September 30, 2008 primarily as the result of increases in mortgage revenues and investment brokerage revenues and also due to the $7.8 million loss on the sale of securities recorded in fiscal 2008.

Gain (loss) on sales of securities increased $8.1 million to a net gain of $303,000 for the year ended September 30, 2009 compared to a net loss of $7.8 million for the year ended September 30, 2008.  The net loss in 2008 was primarily the result of the $7.9 million loss on the sale of the Company’s entire portfolio of Fannie Mae preferred stock, consisting of 350,000 shares of 8.25% Series S fixed-rate preferred stock, which was classified as available for sale, following the announcement that the Treasury Department was placing Fannie Mae into conservatorship and eliminating dividends on its common and preferred securities.  The net gains in 2009 primarily related to the sale of $50 million in Federal Home Loan Bank bonds that were classified as available for sale.

Mortgage revenues increased 117.5% to $12.7 million during the year ended September 30, 2009 on loan sales of $2.02 billion, compared to mortgage revenues of $5.8 million during the year ended September 30, 2008 on loan sales of $1.32 billion.  See Primary Business Lines.

Retail banking fees decreased 1.8% to $3.9 million in 2009 compared to $4.0 million for 2008 primarily as a result of tightened consumer spending in the current difficult economic environment.  See Primary Business Lines.

Investment brokerage revenues increased 30.5% to $1.3 million for the year September 30, 2009 compared to $1.0 million for the same period a year ago.  The Company operates an investment brokerage division whose operations consist principally of brokering bonds from wholesale brokerage houses to bank, municipal and individual investors.  Revenues are generated on trading spreads and fluctuate with changes in trading volumes and market interest rates.  The increased revenues in 2009 were the result of an increase in sales volume as many of the Bank’s customers shifted funds from loan originations to lower-risk bonds because of the current economic environment.

Other non-interest income decreased $692,000 to $240,000 for the year ended September 30, 2009 from $932,000 for the year ended September 30, 2008 primarily as the result of a decrease in fees received from a correspondent bank related to the Bank’s official check clearing process and a decrease in commission income received for annuities due to decreased sales activity.  Subsequent to September 30, 2008, the Bank began clearing its official checks internally, allowing the Bank the use of the float related to these outstanding checks.  This process was previously performed by a correspondent bank that paid the Bank fees for the use of the float.

Non-Interest Expense

Total non-interest expense increased $2.1 million, or 7.2%, to $31.4 million for the year ended September 30, 2009 compared to $29.3 million for the year ended September 30, 2008.  Significant fluctuations are discussed below.

Salaries and employee benefits expense increased $214,000, or 1.5%, to $14.3 million for the year ended September 30, 2009 from $14.1 million for the year ended September 30, 2008.  Included in salaries and employee benefits expense for the year ended September 30, 2008 was $1.5 million of expense associated with the separation payment made to the Company’s former chief executive officer. Excluding this amount, salaries and employee benefits expense increased $1.7 million in fiscal 2009 compared with fiscal 2008.  The increase was primarily the result of the payment of incentives related to the increased mortgage and commercial lending volumes, which did not qualify as capitalized loan origination expenses, and also to the reversal in fiscal 2008 of $364,000 in previously accrued performance-based incentives related to the separation of several employees, which reduced fiscal 2008 expense.

Occupancy, equipment and data processing expense increased $424,000 to $8.1 million for the year ended September 30, 2009 from $7.7 million for the year ended September 30, 2008.  The increase was largely related to an increase in expense related to the use of an independent security company to provide security guards at certain of the Bank’s branch offices, enhancement of certain capabilities of the Bank’s data processing systems and increased data processing and other expenses related to the increased level of loan and deposit activity.

Advertising expense decreased $205,000 to $1.1 million for the year ended September 30, 2009 compared to $1.3 million for the year ended September 30, 2008 primarily due to a reduction in the overall level of advertising during fiscal 2009 in connection with a more focused effort to control such expenses.

Gain on derivative instruments totaled $396,000 for the year ended September 30, 2008 compared with no net gains or losses for the year ended September 30, 2009. Such gains in fiscal 2008 related to interest-rate swap agreements with notional values totaling $80 million, which were designed to convert the fixed rates paid on certain brokered certificates of deposits into variable, LIBOR-based rates.  The Company used long-haul, fair-value, hedge accounting.  Under this method, any hedge ineffectiveness was deemed not material and the impact was recognized as a charge or credit to earnings during the period in which the ineffectiveness occurred.  All of such interest-rate swap agreements were called by the counterparties during the year ended September 30, 2008 due to the declining interest rate environment.  In addition, the Company entered into two $14 million notional value interest-rate swap agreements during fiscal 2008 that placed the Company in equal, but opposite, positions with the counterparties resulting in no net effect on non-interest expense.  Such agreements were still outstanding at September 30, 2009.  See Derivatives, Contractual Obligations and Off-Balance Sheet Arrangements.

Recovery of data processing termination expense totaled $180,000 for the year ended September 30, 2008.  The amount represents the recovery of expenses that were incurred in a prior period as the result of the termination of a contract to convert the Company’s core data processing system.  There was no such activity in fiscal 2009.

FDIC deposit insurance premium expense increased $806,000 to $1.6 million for the year ended September 30, 2009 compared to $749,000 for the year ended September 30, 2008.  The increase was the result of deposit growth and an industry-wide increase in FDIC insurance rates and the final utilization, during the quarter ended December 31, 2007, of the one-time assessment credit that was provided to eligible insured depository institutions under the Federal Deposit Insurance Reform Act of 2005.  On November 12, 2009, the FDIC adopted a final rule requiring insured depository institutions to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009, and for all of 2010, 2011 and 2012, on December 30, 2009, along with each institution's risk-based deposit insurance assessment for the third quarter of 2009.  The amount paid on December 30 will be substantially higher than typical quarterly deposit insurance assessments.  The amount of the assessment related to future periods will initially be recorded as a prepaid asset and will be charged to expense during the periods to which it relates.

FDIC special deposit insurance assessment expense for the year ended September 30, 2009 totaled $700,000.  The FDIC adopted a final rule imposing a five basis point special assessment on each insured depository institution’s assets minus Tier 1 capital as of June 30, 2009, which was paid on September 30, 2009. The FDIC may impose an additional industry-wide special assessment if the FDIC estimates that the Deposit Insurance Fund reserve ratio will fall to a level that the Board believes would adversely affect public confidence or to a level that will be close to or below zero.  Any future special assessments will increase insurance premium expense on deposits if and when they become effective.

Real estate foreclosure losses and expense was $1.3 million for the year ended September 30, 2009 compared with $1.9 million for the year ended September 30, 2008.  See Non-Performing Assets and Allowance for Loan Losses.

Other non-interest expense increased $259,000, or 15.3%, to $2.0 million for the year ended September 30, 2009 compared to $1.7 million for the year ended September 30, 2008.  The increase was primarily due to $100,000 associated with amortization of the Company’s investment in purchased federal and state tax credits related to affordable and historic rental housing units for low-income individuals and families, a $65,000 increase in bank service charges, and a $76,000 increase in expense associated with the sale of other and repossessed assets.

Income Taxes

The provision for income taxes increased from $684,000 for the year ended September 30, 2008 to $1.6 million for the year ended September 30, 2009. The effective tax rate was 24.3% in 2009 and differed from the Federal statutory rate of 34% primarily as the result of non-taxable income related to bank-owned life insurance and non-taxable interest income.  The effective tax rate in 2008 was 19.2% and differed from the Federal statutory rate of 34% primarily as the result of a reduction in income tax expense related to the loss on the sale of Fannie Mae preferred stock and the impact of non-taxable income related to bank-owned life insurance and non-taxable interest income.  See Note 14 of Notes to the Consolidated Financial Statements.

Non-Performing Assets and Allowance for Loan Losses
Non-performing assets at September 30, 2009 and 2008 are summarized as follows:

	September 30.	September 30,
	2009	2008
	(Dollars in thousands)
Non-accrual loans:
Residential real estate:
First mortgage	$7,093	$5,904
Second mortgage	629	752
Home equity lines of credit	3,086	1,695
Commercial & multi-family real estate	2,595	924
Land acquisition & development	2,193	201
Real estate construction & development	7,455	133
Commercial & industrial	703	341
Consumer & other	220	160
Total non-accrual loans	23,974	10,110
Accruing loans past due 90 days or more:
Residential real estate:
First mortgage	1	2,543
Second mortgage	27	-
Home equity lines of credit	43	1,468
Commercial & multi-family real estate	-	169
Land acquisition & development	316	62
Consumer & other	-	7
Total accruing loans past due 90 days or more	387	4,249
Troubled debt restructurings: (1)
Current under restructured terms:
Residential real estate:
First mortgage	17,785	3,801
Second mortgage	2,062	659
Home equity lines of credit	1,695	-
Land acquisition & development	107	-
Real estate construction & development	100	-
Commercial & industrial	787	537
Consumer & other	93	-
Total current troubled debt restructurings	22,629	4,997
Past due under restructured terms:
Residential real estate:
First mortgage	2,788	1,184
Second mortgage	746	11
Home equity lines of credit	150	112
Commercial & multi-family real estate	7,831	-
Land acquisition & development	57	-
Commercial & industrial	777	-
Total past due troubled debt restructurings	12,349	1,307
Total troubled debt restructurings	34,978	6,304
Total non-performing loans	59,339	20,663
Real estate acquired in settlement of loans:
Residential real estate	3,386	3,519
Commercial real estate	5,068	-
Total real estate acquired in settlement of loans	8,454	3,519
Other non-performing assets	-	237
Total non-performing assets	$67,793	$24,419

(1) Amounts include non-accrual loans totaling $27.7 million and $241,000 at September 30, 2009 and 2008, respectively.
Ratio of non-performing loans to total loans receivable	5.16%	1.88%
Ratio of non-performing assets to total assets	4.82%	1.87%
Ratio of non-performing loans excluding current troubled debt restructurings as a percent of total loans	3.19%	1.42%
Ratio of non-performing assets excluding current troubled debt restructurings as a percent of total assets	3.21%	1.49%
Ratio of allowance for loan losses as a percent of total loans	1.79%	1.16%
Ratio of allowance for loan losses to non-performing loans	34.68%	61.76%
Ratio of allowance for loan losses as a percent of non-performing loans excluding current troubled debt restructurings and related allowance for loan losses	55.94%	81.24%

Non-performing loans increased to $59.3 million, or 5.16% of total loans, at September 30, 2009 from $20.7 million, or 1.88% of total loans, at September 30, 2008.  The increase was primarily due to a $13.9 million increase in non-accruing loans and $28.7 million increase in restructured loans partially offset by a $3.9 million decrease in accruing loans past due 90 days or more.

The increase in non-accruing loans was generally due to the weakened local and national economic environment and its impact on the softening real estate market.  Loans are placed on non-accrual status when, in the opinion of management, there is reasonable doubt as to the collectibility of interest or principal.  Management considers many factors before placing a loan on non-accrual status, including the overall financial condition of the borrower, the progress of management’s collection efforts and the value of the underlying collateral.  Included in non-accruing real estate construction and development loans at September 30, 2009 was a $5.9 million commercial relationship secured by a high-rise, residential condominium development in the St. Louis metropolitan area that was placed on non-accrual during September 2009 because of the borrower’s weakening financial condition.  Included in non-accruing land acquisition and development loans and in non-accruing real estate construction and development loans at September 30, 2009 was a $2.7 million multi-loan commercial relationship secured by 46 residential building lots in the St. Louis metropolitan area and partnership interests in certain real estate construction projects. After consideration of the value of the collateral securing the loan, the Company charged off $1.8 million of this relationship during fiscal 2009.

Also contributing to the rise in non-performing loans was a $28.7 million increase in troubled debt restructurings, primarily due to management’s continued efforts to proactively modify loan repayment terms with borrowers who were experiencing financial difficulties in the current economic climate with the belief that these actions would maximize the Company’s recoveries on these loans.  These modifications were generally targeted at residential mortgage loan customers.  Substantially all of the Company’s residential borrowers live in the St. Louis and Kansas City communities that the Company serves, which enabled management to work closely with these troubled borrowers.  The restructured terms of the loans generally included a reduction of the interest rates and the addition of past-due interest to the principal balance of the loans.  Many of these borrowers were current at the time of their modifications and showed strong intent and ability to repay their obligations under the modified terms.  At September 30, 2009, $25.2 million, or 72%, of the total restructured loans related to residential borrowers and 85% of these residential borrowers were performing as agreed under the modified terms of the loans.  A loan is classified as a troubled debt restructuring if the Company, for economic or legal reasons related to the borrower’s financial difficulties, grants a concession to the borrower that it would not otherwise consider.  A loan classified as a troubled debt restructuring will retain such classification until the borrower demonstrates the ability to pay under the terms of the restructured note through a sustained period of repayment performance, which is generally one year.  Interest income on restructured loans is accrued at the reduced rate once the borrower demonstrates the ability to pay under the terms of the restructured note through a sustained period of repayment performance, which is generally three months for loans that were less than 30 days past due at the time of restructuring and six months for loans that were 30 days or more past due at the time of restructuring.

While these modifications were generally targeted at residential mortgage loan customers, during the quarter ended December 31, 2008, the Company restructured a $7.8 million commercial real estate loan made to a St. Louis-based customer, which was collateralized by a strip shopping center in Naples, Florida.  The Company’s lending practices generally limit lending outside of its two primary market areas, St. Louis and Kansas City.  However, management had a long, successful relationship with this borrower.  While the loan had been current under the previous loan terms, management determined it was necessary to temporarily reduce the interest rate and defer principal payments while the borrower attempted to secure additional tenants in the property.  However, after considering the values of the borrowers’ personal guarantees and the underlying collateral, the Company recorded a $2.2 million provision for loan loss related to this loan during fiscal 2009.  The loan became past due during the quarter ended September 30, 2009.

The ratio of the allowance for loan losses to loans receivable increased to 1.79% at September 30, 2009 compared to 1.16% at September 30, 2008.  The ratio of the allowance for loan losses to non-performing loans was 34.68% at September 30, 2009 compared to 61.76% at September 30, 2008.  Excluding restructured loans that were performing under their restructured terms and the related allowance for loan losses, the ratio of the allowance for loan losses to the remaining non-performing loans was 55.9% at September 30, 2009 compared to 81.2% at September 30, 2008.  Management believes the changes in these coverage ratios are appropriate due to the change in the mix of non-performing loans during the period, specifically increased troubled debt restructurings that were performing under their restructured terms and residential first mortgage loans.  At September 30, 2009 and 2008, 47% and 65%, respectively, of total non-performing loans were residential first mortgage loans, which carry a lower level of inherent risk than other types of loans in the Company’s portfolio, especially compared to second mortgage loans and home equity lines of credit where the Company often does not own or service the first mortgage loan.

Real estate acquired in settlement of loans totaled $8.5 million at September 30, 2009 compared to $3.5 million at September 30, 2008.  The increase was primarily the result of the foreclosure on loans to two commercial borrowers that were secured by residential building lots under development, raw land and the assignment of partnership interests in certain real estate developments.  The actions resulted in a $5.9 million increase in real estate acquired through foreclosure and charge-offs totaling $4.3 million.  The balance at September 30, 2009 also included 39 residential properties.  Real estate foreclosure losses and expense was $1.3 million for the year ended September 30, 2009 compared with $1.9 million for the year ended September 30, 2008.  Real estate foreclosure losses and expense includes realized losses on the final disposition of foreclosed properties, additional write-downs for declines in the fair market values of properties subsequent to foreclosure, and expenses incurred in connection with maintaining the properties until they are sold.  The higher expense in fiscal 2008 was generally the result of declining real estate values during the 2008 period resulting in declines in property values subsequent to foreclosure.

The total balance of impaired loans at September 30, 2009 and 2008 was $59.0 million and $16.7 million, respectively.  See Note 6 of Notes to the Consolidated Financial Statements.

The following table is a summary of the activity in the allowance for loan losses for the years ended September 30, 2009 and 2008:

	2009	2008

Balance, beginning of year	$12,761,532	$10,421,304
Provision charged to expense	23,030,685	7,734,641
Charge-offs, net of recoveries:
Residential real estate:
First mortgage	3,762,176	938,006
Second mortgage	1,431,336	1,599,810
Home equity lines of credit	2,653,411	1,450,201
Commercial:
Commercial & multi-family real estate	36,343	374,000
Land acquisition & development	4,231,118	-
Real estate construction & development	2,424,848	454,688
Commercial & industrial	530,342	355,529
Consumer & other	143,473	222,179
Total charge-offs, net	15,213,047	5,394,413
Balance, end of year	$20,579,170	$12,761,532

The following table contains a breakdown of the principal balance of loans receivable at September 30, 2009 by major category and the ratio of net charge-offs to the average balance of each major category for the years ended September 30, 2009 and 2008, and the average annual charge-offs for the five years ended September 30, 2009 and 2008.

		Net Charge-Offs as a
		Percent of Average Loan Category
	Principal			Annualized
	Balance at	Year Ended		Five Years Ended
	September 30,	September 30,		September 30,
	2009	2009	2008	2009	2008
	(Dollars In Thousands)
Residential real estate:
First mortgage	$254,455	1.52%	0.41%	0.50%	0.18%
Second mortgage	66,005	1.88%	1.72%	1.00%	0.60%
Home equity lines of credit	227,142	1.15%	0.64%	0.42%	0.19%
Commercial (1)	597,181	1.20%	0.24%	0.47%	0.10%
Consumer and other	4,335	0.10%	0.15%	0.14%	0.15%
Total loans receivable	$1,149,118	1.31%	0.52%	0.51%	0.21%
(1)    Commercial includes real estate construction & development, commercial & multi-family real estate, and commercial & industrial loans.

Net charge-offs for the year ended September 30, 2009 were $15.2 million, or 1.31% of average loans, compared with $5.4 million, or 0.52% of average loans, for fiscal 2008.  Because the Company’s loan portfolio is typically collateralized by real estate, losses occur more frequently when property values are declining and borrowers are losing equity in the underlying collateral.  Recent declines in real estate values in the Company’s market areas, as well as nationally, contributed to the increased charge-offs in 2009.  Approximately 40%, or $6.1 million, of fiscal 2009 charge-offs related to relationships with three commercial borrowers that management had been closely monitoring and had recorded loan loss provisions in the quarterly periods prior to charge off.  Such loans were secured by residential building lots under development, raw land and the assignment of partnership interests in certain real estate developments.

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

Financial Condition

Cash and cash equivalents increased $8.4 million to $37.5 million at September 30, 2009 from $29.1 million at September 30, 2008.  Federal funds sold and overnight interest-bearing deposit accounts increased to $33.5 million at September 30, 2009 compared to $1.4 million at September 30, 2008.  The increase was primarily due to a $32.3 million investment in overnight deposits at the Federal Reserve at September 30, 2009.  Cash and amount due from depository institutions decreased to $3.9 million at September 30, 2009 compared to $27.7 million at September 30, 2008.  Approximately $25.1 million of the balance at September 30, 2008 related to funds on deposit at a correspondent bank related to the Bank’s outstanding official checks that were cleared through the correspondent bank’s checking account.  Subsequent to September 30, 2008, the Company began to perform this clearing process internally, resulting in a decrease in the amount of required cash on deposit.  The combined balances of these funds are generally used to fund the Company’s daily liquidity needs.

Debt securities available for sale increased to $2.0 million at September 30, 2009.  No such securities were held at September 30, 2008.  Mortgage-backed securities available for sale increased $5.9 million to $16.1 million at September 30, 2009 from $10.2 million at September 30, 2008 while mortgage-backed securities held to maturity decreased $3.7 million to $12.1 million at September 30, 2009 from $15.7 million at September 30, 2008.  Such securities are primarily held as collateral to secure large commercial and municipal deposits.  The total balance held in these securities is adjusted as individual securities mature or repay to reflect fluctuations in the balances of the deposits they are securing.

Capital Stock of the Federal Home Loan Bank increased $754,000 to $11.6 million at September 30, 2009 from $10.9 million at September 30, 2008.  The Bank is generally required to hold a specific amount of stock based upon its total FHLB borrowings outstanding.

Loans held for sale increased $37.2 million to $109.1 million at September 30, 2009 from $72.0 million at September 30, 2008. These balances represent loans closed in the name of the Bank, which are committed in advance of closing to be sold to investors. Since these loans are pre-sold, primarily at a pre-determined price on a best-efforts basis, they are not subject to changes in market value as a result of changes in market interest rates. The Bank typically receives proceeds from the sale of these loans to investors within 30 days of loan closing and benefits from interest income while awaiting sales delivery.  The increase was due to an increase in the level of market demand for the Company’s variable-rate loan products resulting from decreased market interest rates.  See Primary Business Lines.

Loans receivable increased $43.4 million to $1.13 billion at September 30, 2009 from $1.09 billion at September 30, 2008 due primarily to growth in commercial loans.  See Primary Business Lines.

Bank-owned life insurance increased $1.1 million to $28.7 million at September 30, 2009 from $27.6 million at September 30, 2008.  The increase was attributable to appreciation of the cash surrender values of existing policies.  Increases in cash surrender values are treated as other income and are tax-exempt.  If the cash surrender values of the policies are liquidated, the gains would be retroactively taxed.

Deferred tax asset increased $1.2 million to $9.3 million at September 30, 2009 from $8.1 million at September 30, 2008 primarily as the result of a $2.9 million increase related to allowance for loan losses partially offset by a $2.0 million decrease related to capital loss carryovers generated by losses on the sale of the Company’s entire portfolio of Fannie Mae preferred stock during 2008.  See Note 14 of Notes to the Consolidated Financial Statements.

A valuation allowance is provided on deferred tax assets when it is more likely than not that some portion of the assets will not be realized.  The Company has not established a valuation allowance at September 30, 2009 or 2008 because management believes that all criteria for recognition have been met, including the existence of a history of taxes paid or qualifying tax planning strategies that are sufficient to support the realization of deferred tax assets.

Advances from the Federal Home Loan Bank decreased $149.6 million to $61.0 million at September 30, 2009 from $210.6 million at September 30, 2008 and borrowings from the Federal Reserve Bank decreased to $0 at September 30, 2009 from $40.0 million at September 30, 2008.  The Company supplements its primary funding source, retail deposits, with wholesale funding sources consisting of borrowings from the FHLB, brokered certificates of deposit acquired on a national level and short-term borrowings from the discount window of the Federal Reserve Bank of St. Louis.  Management actively chooses between these wholesale funding sources depending on their relative costs.  During 2009, the Company repaid maturing borrowings from the FHLB and the Federal Reserve with increased deposit balances.  See Liquidity Risk.

Note payable decreased $7.6 million to $0 at September 30, 2009 from $7.6 million at September 30, 2008 as the Company repaid these borrowings from a correspondent bank using a portion of the proceeds from the sale of preferred stock to the U.S. Department of Treasury.

Due to other banks decreased to $0 at September 30, 2009 from $14.4 million at September 30, 2008.  The balance at September 30, 2008 represented the Bank’s outstanding official checks that were cleared through a correspondent bank’s checking account.  Subsequent to September 30, 2008, the Company began to perform this clearing process internally, resulting in the decrease of the liability.

Total stockholders’ equity increased $34.6 million to $117.0 million at September 30, 2009 from $82.4 million at
September 30, 2008. On January 16, 2009, as part of the U.S. Department of Treasury’s Capital Purchase Program, the Company issued 32,538 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, $1,000 per share liquidation preference, and a warrant to purchase up to 778,421 shares of the Company’s common stock at an exercise price of $6.27 per share in exchange for $32.5 million in cash from the U.S. Department of Treasury.  See Note 15 of Notes to the Consolidated Financial Statements. Also increasing stockholders’ equity were net income totaling $5.1 million, common stock issued under the Company’s dividend reinvestment plan totaling $786,000, the amortization of equity trust expense of $741,000 and an increase in accumulated other comprehensive income of $290,000, partially offset by common stock dividend payments of $3.9 million and preferred stock dividends of $945,000.

Comparison of Operating Results for the
Years Ended September 30, 2008 and 2007

Overview

Net income for the year ended September 30, 2008 declined 67.8% to $2.9 million, or $0.28 per diluted common share, compared to $9.0 million, or $0.88 per diluted common share, for the year ended September 30, 2007.  Fiscal 2008 earnings were negatively impacted by after-tax losses on investment securities totaling $5.0 million, or $0.48 per diluted share, primarily related to the sale of the Company’s entire portfolio of Fannie Mae preferred stock, an after-tax charge totaling $1.0 million, or $0.10 per diluted share, for a separation payment and other expenses related to the resignation of the Company’s former chief executive officer on May 1, 2008, and a $7.7 million provision for loan losses, which was a $3.9 million increase compared to 2007.  Return on average assets and return on average equity were 0.23% and 3.34%, respectively, during 2008 compared to 0.85% and 11.07%, respectively, during 2007.

Net Interest Income

Net interest income increased $6.5 million to $35.6 million for the year ended September 30, 2008 compared to $29.1 million for the year ended September 30, 2007 due almost entirely to an increase in net interest-earning assets.  The average balance of interest-earning assets increased $176.9 million to $1.16 billion during fiscal 2008, compared to $978.2 million for fiscal 2007 due primarily to loan growth.  The net interest margin increased 11 basis points to 3.08% in fiscal 2008 from 2.97% in fiscal 2007, resulting primarily from an increase in core deposits, which are typically among the Company’s lowest cost of funds, combined with lower wholesale funding costs.

Total interest and dividend income increased $2.3 million to $73.3 million for the year ended September 30, 2008 compared to $70.9 million for the year ended September 30, 2007.  The increase was primarily due to a rise in the average balance of loans receivable, which increased $166.2 million to $1.04 billion for fiscal 2008, partially offset by a decrease in the average yield on loans receivable to 6.47% in fiscal 2008 from 7.43% in fiscal 2007 resulting from lower market interest rates.  Commercial loans fueled 87.0% of the growth in the average balance of loans receivable during 2008.  Interest income was also negatively impacted by a decline in the average yield on home equity loans from 8.09% in 2007 to 6.27% in 2008, which adjust monthly with market interest rates.

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

Non-Interest Income

Total non-interest income decreased $6.0 million to $5.0 million for the year ended September 30, 2008 compared to $11.0 million for the year ended September 30, 2007 primarily as the result of $7.8 million in pre-tax losses on investment securities in 2008 compared to $273,000 of gains in 2007.  Excluding the gains and losses on the sales of investment securities, non-interest income increased $1.8 million, primarily as the result of increases in mortgage revenues, retail banking fees and investment brokerage revenues.

Gain (loss) on sales of securities totaled a net loss of $7.8 million for the year ended September 30, 2008 compared to a net gain of $273,000 in 2007.  The net loss in 2008 was primarily the result of the $7.9 million loss on the sale of the Company’s entire portfolio of Fannie Mae preferred stock, consisting of 350,000 shares of 8.25% Series S fixed-rate preferred stock which was classified as available for sale.  The announcement on September 7, 2008 that the Treasury Department was placing Fannie Mae into conservatorship and eliminating dividends on its common and preferred securities caused the market value of these securities to fall to minimal levels. Management determined these securities no longer met the Company's investment criteria.

Mortgage revenues increased 18.0% to $5.8 million during the year ended September 30, 2008 on loan sales of $1.32 billion, compared to mortgage revenues of $4.9 million during the year ended September 30, 2007 on loan sales of $1.34 billion.  The Company experienced a modest reduction in loan sales activity in the last half of fiscal 2008 as the result of weakened loan demand caused by an overall shrinkage in the number of qualified, credit-worthy borrowers in the market as many potential borrowers were impacted by the national credit crisis.  However, the Company realized higher gross revenue margins during 2008 due to a shift in the mix of the types of loans originated on products with higher sales margins, such as loans guaranteed by the FHA, and due to reduced market competition and lower direct origination costs, primarily personnel costs.

Retail banking fees increased 16.1% to $4.0 million in 2008 compared to $3.4 million for 2007 driven primarily by growth in retail checking accounts.

Investment brokerage revenues increased 54.6% to $1.0 million for the year ended September 30, 2008 compared to $663,000 for the same period a year ago.  The Company operates an investment brokerage division whose operations consist principally of brokering bonds from wholesale brokerage houses to bank, municipal and individual investors.  Revenues are generated on trading spreads and fluctuate with changes in trading volumes and market interest rates.  The increased revenues in 2008 were the result of successful sales efforts to new customers combined with an improved bond sales environment caused by the steepened interest-rate yield curve.

Non-Interest Expense

Total non-interest expense increased $6.5 million, or 28.7%, to $29.3 million for the year ended September 30, 2008 compared to $22.8 million for the year ended September 30, 2007.  Non-interest expense for 2008 included a $1.6 million charge for the separation payment, related payroll taxes and legal expenses resulting from the resignation of the Company’s former chief executive officer on May 1, 2008.  In addition, the strategic growth in the number of banking locations in 2007 significantly increased non-interest expense during the 2008 period.

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

Occupancy, equipment and data processing expense increased $1.5 million to $7.7 million for the year ended September 30, 2008 from $6.1 million for the year ended September 30, 2007.  The increase was primarily due to the new Clayton and downtown St. Louis bank locations and increased data processing costs related to increased loan and deposit activity.

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

Other non-interest expense increased $353,000, or 26%, to $1.7 million for the year ended September 30, 2008 compared to $1.3 million for the year ended September 30, 2007.  The increase was primarily due to a $95,000 increase in charitable contributions and $87,000 of expense associated with the amortization of the Company’s investment in purchased federal and state tax credits related to affordable and historic rental housing units for low-income individuals and families.

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

Market Risk Analysis

Market risk is the risk of loss arising from adverse changes in the fair values of financial instruments or other assets caused by changes in interest rates, currency exchange rates, or equity prices.  Interest rate risk is the Company’s primary market risk and results from timing differences in the repricing of assets and liabilities, changes in relationships between rate indices, and the potential exercise of explicit or embedded options.  The Company uses several measurement tools provided by a national asset liability management consultant to help manage these risks.  Management provides key assumptions to the consultant, which are used as inputs into the measurement tools.  Following is a summary of two different tools management uses on a quarterly basis to monitor and manage interest rate risk.

Earnings Simulation Modeling. Net income is affected by changes in the level of interest rates, the shape of the yield curve and the general market pressures affecting current market interest rates at the time of simulation. Many interest rate indices do not move uniformly, creating certain disunities between them. For example, the spread between a thirty-day, prime-based asset and a thirty-day, FHLB advance may not be uniform over time. The earnings simulation model projects changes in net interest income caused by the effect of changes in interest rates on interest-earning assets and interest-bearing liabilities. Simulation results are measured as a percentage change in net interest income compared to the static-rate or “base case” scenario. The model considers increases and decreases in asset and liability volumes using prepayment assumptions as well as rate changes. Rate changes are modeled gradually over a twelve-month period, referred to as a “rate ramp.” The model projects only changes in interest income and expense and does not project changes in non-interest income, non-interest expense, provision for loan losses or the impact of changing tax rates. At September 30, 2009, net interest income simulation showed a positive 30 basis point change from the base case in a 200 basis point ramped rising rate environment and a positive 40 basis point change from the base case in a 100 basis point ramped declining rate environment. The projected decrease in net interest income is within the Asset/Liability Committee’s guidelines in a 200 basis point increasing or 100 basis point decreasing interest rate environment. However, management continually monitors signs of elevated risks and takes certain actions to limit these risks.

The following table summarizes the results of the Company’s income simulation model as of September 30, 2009 and 2008.

	Change in Net Interest Income
	2009		2008
	Year 1	Year 2	Year 1	Year 2
Change in Market Interest Rates:
200 basis point ramped increase	0.3%	2.9%	0.9%	0.9%
Base case - no change	—	0.3%	—	(1.7)%
100 basis point ramped decrease	0.4%	2.3%	(0.4)%	(3.7)%

Net Portfolio Value Analysis. Net portfolio value (“NPV”) represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 100 to 200 basis point increase or decrease in market interest rates with no effect given to any actions management might take to counter the effect of that interest rate movement. The following is a summary of the results of the report compiled by the Company’s outside consultant using data and assumptions management provided as of September 30, 2009 and 2008.

	Estimated Change in Net Portfolio Value
	2009		2008
	Amount (in thousands)	Percent	Amount (in thousands)	Percent
Change in Market Interest Rates:
200 basis point increase	$11,146	8.6%	$5,866	5.6%
Base case - no change	$-	—	$-	—
100 basis point decrease	$(8,201)	(6.3)%	$(5,178)	(4.9)%

The preceding table indicates that, at September 30, 2009, in the event of a 200 basis point increase in prevailing market interest rates, NPV would be expected to increase by $11.1 million, or 8.6% of the base case scenario value of $130.0 million.  In the event of a decrease in prevailing market rates of 100 basis points, NPV would be expected to decline by $8.2 million or 6.3% of the base case scenario value.  The projected decrease in NPV is within the Asset Liability Committee’s guidelines in a 200 basis point increasing or 100 basis point decreasing interest rate environment.  However, management continually monitors signs of elevated risks and takes certain actions to limit these risks.

The following table presents the Company's financial instruments that are sensitive to changes in interest rates, categorized by expected maturity, and the instruments' estimated fair values and weighted average interest rates at September 30, 2009.  Expected maturities use certain assumptions based on historical experience and other data available to management.

	Weighted		One Year	After Three	After Five		Carrying	Estimated
	Average	Within One	to	Years to Five	Years to	Beyond	Value	Fair
	Rate	Year	Three Years	Years	Ten Years	Ten Years	Total	Value
	(Dollars in Thousands)
Interest Sensitive Assets

Loans receivable - net (1)	5.33%	$711,143	$224,992	$58,858	$87,551	$49,551	$1,132,095	$1,158,721
Loans held for sale - net (2)	5.18%	109,130	-	-	-	-	109,130	111,247
Debt securities - AFS	0.16%	1,997	-	-	-	-	1,997	1,997
Mortgage-backed securities - HTM	4.39%	5,210	-	-	191	6,677	12,078	12,375
Mortgage-backed securities - AFS	4.14%	-	1,303	-	6,779	8,005	16,087	16,087
FHLB stock	2.00%	11,650	-	-	-	-	11,650	11,650
Other	0.49%	1,286	-	-	-	-	1,286	1,286
Total interest-sensitive assets		$840,416	$226,295	$58,858	$94,521	$64,233	$1,284,323	$1,313,363

Interest Sensitive Liabilities

Passbook savings accounts	0.24%	$28,875	$-	$-	$-	$-	$28,875	$28,875
Checking accounts (3)	1.25%	263,020	-	-	-	-	263,020	263,020
Money market accounts	0.76%	253,996	-	-	-	-	253,996	253,996
Certificate of deposit accounts	2.42%	361,638	127,342	50,674	1,807	880	542,341	550,175
FHLB advances	3.37%	32,000	-	-	25,000	4,000	61,000	62,759
Subordinated debentures	2.72%	-	-	-	-	19,589	19,589	19,591
Total interest-sensitive liabilities		$939,529	$127,342	$50,674	$26,807	$24,469	$1,168,821	$1,178,416

Off-Balance Sheet Items

Operating leases		$685	$1,229	$1,130	$1,807	$-	$4,851	$4,851
Commitments to extend credit	5.56%	147,784	-	-	-	-	-	-
Unused lines of credit - residential		183,178	-	-	-	-	-	-
Unused lines of credit - commercial		74,213	-	-	-	-	-	-
Unused lines of credit - consumer		858	-	-	-	-	-	-

(1) Includes non-accrual loans.
(2) Maturity reflects expected committed sales to investors.
(3) Excludes non-interest-bearing checking accounts of $103.4 million.

Liquidity Risk

Liquidity risk arises from the possibility that the Company might not be able to satisfy current or future financial commitments, or may become unduly reliant on alternative funding sources.  The objective of liquidity risk management is to ensure that the cash flow requirements of the Bank’s depositors and borrowers, as well as the Company’s operating cash needs, are met.  The Asset/Liability Committee meets regularly to consider the operating needs of the organization.  Projected cash flows are prepared for a rolling 180-day period, with significant shortfalls in core deposit products examined and wholesale funding decisions made.

The Company primarily funds its assets with deposits from its retail and commercial customers.  If the Bank or the Company requires funds beyond their ability to generate them internally, the Bank has the ability to borrow funds from the FHLB and the Federal Reserve and to raise certificates of deposit on a national level through broker relationships.  Management chooses among these wholesale funding sources depending on their relative costs, the Company’s overall interest rate risk exposure and the Company’s overall borrowing capacity at the FHLB and the Federal Reserve.  At September 30, 2009, the combined balance of borrowings from the FHLB, borrowings from the Federal Reserve and brokered deposits totaled $144.5 million, had a weighted-average interest rate of 2.97%, a weighted average maturity of approximately 20 months and represented 10% of total assets.  Use of these funds has given the Company an alternative source to support its asset growth while avoiding, when necessary, aggressive deposit pricing strategies used from time to time by some of its competitors in its market.  In addition, because approximately two-thirds of the Company’s assets are scheduled to mature or reprice within one year, the use of these wholesale funds has given management a low-cost means to maximize net interest income and manage interest rate risk by providing the Company greater flexibility to control the interest rates and maturities of these funds, as compared to deposits.  This increased flexibility has allowed the Company to better respond to changes in the interest rate environment and demand for its loan products, especially loans held for sale that are awaiting final settlement (generally within 30 days) with the Company’s investors.  While the Company effectively utilized wholesale funding to support its asset growth in recent years, growth in core deposits and retail certificates of deposit during the year ended September 30, 2009 allowed the Company to reduce its use of such wholesale funding from a high during fiscal year 2008 of approximately 34% of total assets to the 10% level at September 30, 2009.

The borrowings from the FHLB are obtained under a blanket agreement, which assigns all investments in FHLB stock, qualifying first residential mortgage loans, residential loans held for sale and home equity loans with a 90% or less loan-to-value ratio as collateral to secure the amounts borrowed.  Total borrowings from the FHLB are subject to limitations based upon a risk assessment of the Bank.  At September 30, 2009, the Bank had approximately $191.3 million in additional borrowing authority under the arrangement with the FHLB in addition to the $61.0 million in advances outstanding at that date.

The borrowings from the Federal Reserve Bank consist of short-term borrowings (generally maturing overnight or within 28 days) borrowed under the Bank’s primary credit line at the Federal Reserve’s Discount Window and its Term Auction Facility.  At September 30, 2009, the Company had approximately $131.1 million in borrowing authority under this arrangement with no borrowings outstanding and had approximately $201.8 million of commercial loans pledged as collateral under this agreement.

At September 30, 2009, the Company had outstanding firm commitments to originate loans of $147.8 million, all of which were on a best-efforts basis and to fulfill commitments under unused lines of credit of $258.2 million.  Certificates of deposit scheduled to mature in one year or less totaled $361.6 million, including $75.0 million of brokered deposits.  Based upon historical experience, management believes the majority of maturing retail certificates of deposit will remain with the Bank.

The Company is a large originator of residential mortgage loans, with substantially all of these loans sold to the secondary residential mortgage investment community.  Consequently, the primary source and use of cash in operations is to originate loans for sale, which used $2.04 billion in cash during the twelve months ended September 30, 2009 and provided proceeds of $2.02 billion from loan sales.

The primary use of cash from investing activities is the origination of loans receivable that are held in portfolio.  Loans originated for portfolio totaled $82.4 million for the year ended September 30, 2009 compared to $174.3 million for the year ended September 30, 2008.  Other significant uses of cash from investing activities included $63.7 million for the purchase of debt securities available for sale, $7.0 million for the purchase of mortgage-backed securities available for sale, $5.3 million for the purchase of FHLB stock, and $1.1 million for the purchase or improvement of premises and equipment.  Sources of cash from investing activities included proceeds from the sale of debt securities available for sale totaling $56.0 million, proceeds from maturities of debt securities available for sale totaling $6.0 million, proceeds from FHLB stock redemptions of $4.6 million, principal repayments on mortgage-backed securities totaling $5.1 million and proceeds from sale of real estate acquired in settlement of loans of $7.5 million.

Supporting the growth in the loans receivable and loans held for sale, the Company’s primary sources of funds from financing activities included a $276.3 million increase in deposits and proceeds from the issuance of preferred stock totaling $32.5 million.  Primary uses of cash from financing activities included a $149.6 million decrease in FHLB advances, a $40.0 million decrease in borrowings from the Federal Reserve, a $7.6 million decrease in notes payable, a $14.4 million decrease in due to other banks, dividends paid on common stock of $3.9 million, and dividends paid on preferred stock of $945,000.

The Company is a legal entity, separate and distinct from the Bank, which must provide its own liquidity to meet its operating needs.  On January 16, 2009, as part of the U.S. Department of Treasury’s Capital Purchase Program, the Company issued 32,538 shares of Fixed Rate Cumulative Perpetual Preferred Stock and a warrant to purchase up to 778,421 shares of the Company’s common stock in exchange for $32.5 million in cash from the U.S. Department of Treasury.  See Note 15 of Notes to the Consolidated Financial Statements.  The Company contributed $20.0 million of the proceeds to the Bank in the form of additional paid-in capital, repaid a $7.6 million note payable to a correspondent bank and retained the remainder of the proceeds to fund the Company’s future cash needs.  The Company’s ongoing liquidity needs primarily include funding its operating expenses, paying cash dividends to its common and preferred shareholders and paying interest and principal on outstanding debt.  During the years ended September 30, 2009 and 2008, the Company paid cash dividends to its common and preferred shareholders totaling $4.9 million and $3.7 million, respectively, repaid principal on outstanding debt totaling $7.6 million and $340,000, respectively, and paid interest on outstanding debt totaling $873,000 and $1.5 million, respectively.  A large portion of the Company’s liquidity is obtained from the Bank in the form of dividends.  OTS regulations impose limitations upon payment of capital distributions from the Bank to the Company.  Under the regulations, the approval of the OTS is required prior to any capital distribution if the total capital distributions for the calendar year exceed net income for that year plus the amount of retained net income for the preceding two years or if the Bank would be undercapitalized following the distribution.  At September 30, 2009, the amount of the capital distribution that could be paid under these guidelines without prior approval of the OTS was approximately $13.7 million.  In addition, at September 30, 2009 and 2008, the Company had cash and cash equivalents totaling $97,000 and $92,000, respectively, and a demand loan extended to the Bank totaling $2.8 million and $2.0 million, respectively, that could be used to fulfill its liquidity needs.

DERIVATIVES, CONTRACTUAL OBLIGATIONS AND OFF-BALANCE-SHEET ARRANGEMENTS

The Company has various financial obligations, including obligations that may require future cash payments.  The table below presents, as of September 30, 2009, significant fixed and determinable contractual obligations to third parties, excluding interest payable, by payment due date.  Further discussion of each obligation is included in the notes to the consolidated financial statements.

		Payments Due by Period
	Total	Less than 1 Year	1 to Less Than 3 Years	3 to 5 Years	More than 5 years
			(In thousands)
Time deposits	$542,341	$361,638	$178,017	$2,686	$-
Advances from FHLB	61,000	32,000	-	-	29,000
Subordinated debentures	19,589	-	-	-	19,589
Operating lease obligations	4,851	685	1,230	1,130	1,806

Total	$627,781	$394,323	$179,247	$3,816	$50,395

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

Stock Performance

The following graph compares the cumulative total stockholder return on the Company’s common stock with the cumulative total return on the Nasdaq Index (U.S. companies) and with the SNL Bank and Thrift Index.  The total return assumes reinvestment of all dividends.  The graph assumes $100 was invested at the close of business on September 30, 2004.

Capital Resources

The Company is not subject to any separate capital requirements from those of the Bank.  The Bank is required to maintain specific minimum amounts of capital pursuant to Office of Thrift Supervision regulations. These minimum capital standards generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and risk-based capital requirement.  The tangible capital requirement provides for minimum tangible capital (defined as stockholders’ equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 3.0% of adjusted assets. The risk-based capital requirement provides for the maintenance of core capital plus a portion of unallocated loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Bank multiplies the value of each asset on its balance sheet by a risk-weighting factor that is defined by federal regulations (e.g., one- to four-family conventional residential loans carry a risk-weighted factor of 50%).  See Note 16 of Notes to the Consolidated Financial Statements for a summary of the Bank’s regulatory capital amounts and ratios at September 30, 2009 and 2008.

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

Impact of Recently Issued Accounting Standards

In December 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 141(R), Business Combinations, which was subsequently incorporated into Accounting Standards Codification TM (“ASC”) Topic 805, Business Combinations, significantly changing how entities apply the acquisition method to business combinations. The most significant changes affecting how entities account for business combinations under ASC Topic 805 include: (a) the acquisition date is the date the acquirer obtains control; (b) all (and only) identifiable assets acquired, liabilities assumed, and noncontrolling interests in the acquiree are stated at fair value on the acquisition date; (c) assets or liabilities arising from noncontractual contingencies are measured at their acquisition date fair value only if it is more likely than not that they meet the definition of an asset or liability on the acquisition date; (d) adjustments subsequently made to the provisional amounts recorded on the acquisition date are made retroactively during a measurement period not to exceed one year; (e) acquisition-related restructuring costs that do not meet the criteria in SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which was subsequently incorporated into ASC Topic 420, Exit or Disposal Cost Obligations, are expensed as incurred; (f) transaction costs are expensed as incurred; (g) reversals of deferred income tax valuation allowances and income tax contingencies are recognized in earnings subsequent to the measurement period; and (h) the allowance for loan losses of an acquiree is not permitted to be recognized by the acquirer. Additionally, ASC Topic 805 requires new and modified disclosures surrounding subsequent changes to acquisition-related contingencies, contingent consideration, noncontrolling interests, acquisition-related transaction costs, fair values and cash flows not expected to be collected for acquired loans, and an enhanced goodwill rollforward. ASC Topic 805 is effective for all business combinations completed on or after January 1, 2009. For business combinations in which the acquisition date was before the effective date, the provisions of ASC Topic 805 apply to the subsequent accounting for deferred income tax valuation allowances and income tax contingencies and will require any changes in those amounts to be recorded in earnings. The adoption of ASC Topic 805 did not have a material impact on the Company’s financial condition, results of operations or the disclosures that are presented in its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB 51, which was subsequently incorporated into ASC Topic 810, Consolidation. ASC Topic 810 establishes new accounting and reporting standards for noncontrolling interests in a subsidiary and for the deconsolidation of a subsidiary. ASC Topic 810 requires entities to classify noncontrolling interests as a component of stockholders’ equity and requires subsequent changes in ownership interests in a subsidiary to be accounted for as an equity transaction. Additionally, ASC Topic 810 requires entities to recognize a gain or loss upon the loss of control of a subsidiary and to remeasure any ownership interest retained at fair value on that date. ASC Topic 810 also requires expanded disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. ASC Topic 810 is effective on a prospective basis for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, except for the presentation and disclosure requirements, which are required to be applied retrospectively. The implementation of ASC Topic 810 did not have a material impact on the Company’s financial condition or results of operations.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an Amendment of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which was subsequently incorporated into ASC Topic 815, Derivatives and Hedging. ASC Topic 815 requires entities to provide greater transparency about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under ASC Topic 815 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, results of operations and cash flows. To meet those objectives, ASC Topic 815 requires (1) qualitative disclosures about objectives for using derivatives by primary underlying risk exposure and by purpose or strategy (fair value hedge, cash flow hedge, and non-hedges), (2) information about the volume of derivative activity in a flexible format that the preparer believes is the most relevant and practicable, (3) tabular disclosures about balance sheet location and gross fair value amounts of derivative instruments, income statement and other comprehensive income location of gain and loss amounts on derivative instruments by type of contract, and (4) disclosures about credit-risk related contingent features in derivative agreements. ASC Topic 815 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The implementation of ASC Topic 815 did not have a material impact on the Company’s financial condition or results of operations.

In April 2009, the FASB issued FASB Staff Position (“FSP”) SFAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, which was subsequently incorporated into ASC Topic 820, Fair Value Measurements and Disclosures. ASC Topic 820 affirms that the definition of fair value, when the market for an asset is not active, is the price that would be received to sell the asset in an orderly transaction, and clarifies and includes additional factors for determining whether there has been a significant decrease in market activity for an asset when the market for that asset is not active. ASC Topic 820 requires an entity to base its conclusion about whether a transaction was not orderly on the weight of the evidence. ASC Topic 820 also amended existing accounting guidance to expand certain disclosure requirements. ASC Topic 820 is effective for interim and annual periods ending after June 15, 2009 and is applied prospectively. The adoption of the provisions of ASC Topic 820 during the quarter ended June 30, 2009 did not have a material impact on the Company’s financial condition or results of operations.

In April 2009, the FASB issued FSP SFAS 115-2 and SFAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments, which was subsequently incorporated into ASC Topic 320, Investments – Debt and Equity Securities. This ASC Topic (i) changes existing guidance for determining whether an impairment is other than temporary to debt securities and (ii) replaces the existing requirement that the entity’s management assert it has both the intent and ability to hold an impaired security until recovery with a requirement that management assert: (a) it does not have the intent to sell the security; and (b) it is more likely than not it will not have to sell the security before recovery of its cost basis. Under ASC Topic 320, declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses to the extent the impairment is related to credit losses. The amount of the impairment related to other factors is recognized in other comprehensive income. The provisions of ASC Topic 320 are effective for interim and annual periods ending after June 15, 2009 and are applied prospectively. The adoption of the provisions of ASC Topic 320 during the quarter ended June 30, 2009 did not have a material impact on the Company’s financial condition or results of operations.

In April 2009, the FASB issued FSP SFAS 107-1 and Accounting Principles Board, or APB, Opinion 28-1, Interim Disclosures about Fair Value of Financial Instruments, which were subsequently incorporated into ASC Topic 825, Financial Instruments. This ASC Topic amends the existing guidance to require an entity to provide disclosures about fair value of financial instruments in interim financial information and to require those disclosures in summarized financial information at interim reporting periods. Under ASC Topic 825, a publicly traded company shall include disclosures about the fair value of its financial instruments whenever it issues summarized financial information for interim reporting periods. In addition, entities must disclose, in the body or in the accompanying notes of its summarized financial information for interim reporting periods and in its financial statements for annual reporting periods, the fair value of all financial instruments for which it is practicable to estimate that value, whether recognized or not recognized in the statement of financial position, as required by ASC Topic 825. ASC Topic 825 is effective for interim periods ending after June 15, 2009 and is applied prospectively. The adoption of the provisions of ASC Topic 825 during the quarter ended June 30, 2009 did not have a material impact on the Company’s financial condition or results of operations.

In May 2009, the FASB issued SFAS No. 165, Subsequent Events, which was subsequently incorporated into ASC Topic 855, Subsequent Events. ASC Topic 855 incorporates accounting and disclosure requirements related to subsequent events into U.S. generally accepted accounting principles, or GAAP, making management directly responsible for subsequent-events accounting and disclosure. ASC Topic 855 sets forth: (a) the period after the balance sheet date during which management shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (b) the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements; and (c) the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. The requirements for subsequent-events accounting and disclosure are not significantly different from those in auditing standards. ASC Topic 855 is effective for interim and annual periods ending after June 15, 2009. The adoption of the provisions of ASC Topic 855 during the quarter ended June 30, 2009 did not have a material impact on the Company’s financial condition or results of operations.

In June 2009, the FASB issued SFAS No. 166, Accounting for Transfers of Financial Assets, an Amendment of SFAS No. 140 – Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which was subsequently incorporated into ASC Topic 860, Transfers and Servicing. SFAS No. 166 amends ASC Topic 860 and requires more information about transfers of financial assets, including securitization transactions and where companies have continuing exposure to the risks related to transferred financial assets. It eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets and requires additional disclosures. SFAS No. 166 is effective for the annual period beginning after November 15, 2009 and for interim periods within the first annual reporting period, and must be applied to transfers occurring on or after the effective date. Management is currently evaluating the requirements of this Topic, which are not expected to have a material impact on the Company’s financial condition or results of operations.

In June 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R). SFAS No. 167 amends FIN 46(R), Consolidation of Variable Interest Entities, which was subsequently incorporated into ASC Topic 810, Consolidation, to change how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated, and requires additional disclosures about involvement with variable interest entities, any significant changes in risk exposure due to that involvement and how that involvement affects the company’s financial statements. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. The provisions of this Topic are effective for the annual period beginning after November 15, 2009 and for interim periods within the first annual reporting period. Management is currently evaluating the requirements of this Topic, which are not expected to have a material impact on the Company’s financial condition or results of operations.

In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles, a Replacement of SFAS No. 162 – The Hierarchy of Generally Accepted Accounting Principles, which was subsequently incorporated into ASC Topic 105, Generally Accepted Accounting Principles. The ASC establishes the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the United States Securities and Exchange Commission (“SEC”) under authority of federal securities laws, are also sources of authoritative GAAP for SEC registrants. The ASC supersedes all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the ASC will become non-authoritative. ASC Topic 105 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The implementation of the ASC during the quarterly period ended September 30, 2009 did not have a material impact on the Company’s financial condition or results of operations.

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

Our management assessed the effectiveness of our internal control over financial reporting as of September 30, 2009, using the criteria established in Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based on this assessment, management has concluded that, as of September 30, 2009, the Company’s internal control over financial reporting was effective based on those criteria.

Our independent registered public accountants, KPMG LLP, have audited and issued a report on our internal control over financial reporting, which appears in this Annual Report.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Pulaski Financial Corp.:

We have audited the accompanying consolidated balance sheets of Pulaski Financial Corp. and subsidiaries (the Company) as of September 30, 2009 and 2008, and the related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended September 30, 2009. We also have audited the Company’s internal control over financial reporting as of September 30, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report on internal control over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pulaski Financial Corp. and subsidiaries as of September 30, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2009, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG LLP

St. Louis, Missouri
December 18, 2009

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2009 and 2008

	2009	2008

ASSETS

Cash and amounts due from depository institutions	$3,911,448	$27,681,677
Federal funds sold and overnight interest-bearing deposits	33,539,216	1,396,185
Total cash and cash equivalents	37,450,664	29,077,862
Equity securities available for sale, at fair value	589,000	733,000
Debt securities available for sale, at fair value	1,997,396	-
Mortgage-backed securities held to maturity, at amortized cost (fair value of $12,374,966 and $15,607,652 at September 30, 2009 and 2008, respectively)	12,077,794	15,744,497
Mortgage-backed securities available for sale, at fair value	16,087,148	10,180,666
Capital stock of Federal Home Loan Bank - at cost	11,649,800	10,896,100
Loans held for sale, at lower of cost or market	109,129,721	71,966,443
Loans receivable (net of allowance for loan losses of $20,579,170 and $12,761,532 at September 30, 2009 and 2008, respectively)	1,132,094,844	1,088,736,516
Real estate acquired in settlement of loans (net of allowance for losses of $274,076 and $417,773 at September 30, 2009 and 2008, respectively)	8,454,610	3,518,806
Premises and equipment, net	18,962,001	19,853,426
Goodwill	3,938,524	3,938,524
Core deposit intangible	243,100	361,591
Accrued interest receivable	4,906,919	5,614,887
Bank-owned life insurance	28,678,679	27,591,986
Deferred tax asset	9,296,234	8,062,641
Other assets	10,869,438	7,873,515
TOTAL ASSETS	$1,406,425,872	$1,304,150,460

LIABILITIES AND STOCKHOLDERS’ EQUITY

LIABILITIES:
Deposits	$1,191,629,239	$915,311,365
Advances from the Federal Home Loan Bank	61,000,000	210,600,000
Borrowings from the Federal Reserve Bank	-	40,000,000
Note payable	-	7,640,000
Subordinated debentures	19,589,000	19,589,000
Advance payments by borrowers for taxes and insurance	4,655,867	3,667,014
Accrued interest payable	1,034,896	1,505,949
Due to other banks	-	14,377,831
Other liabilities	11,555,500	9,098,795
Total liabilities	1,289,464,502	1,221,789,954

STOCKHOLDERS’ EQUITY :
Preferred stock - $0.01 par value per share, 1,000,000 shares authorized; 32,538 shares issued at September 30, 2009, $1,000 per share liquidation value, net of discount	30,655,060	-
Common stock - $0.01 par value per share, 18,000,000 shares authorized; 13,068,618 shares issued at September 30, 2009 and 2008, respectively	130,687	130,687
Treasury stock - at cost (2,963,817 and 3,080,070 shares at September 30, 2009 and 2008, respectively)	(18,544,173)	(19,050,498)
Additional paid-in capital from common stock	55,247,464	51,987,198
Accumulated other comprehensive income (loss), net	192,773	(97,394)
Retained earnings	49,279,559	49,390,513
Total stockholders’ equity	116,961,370	82,360,506

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,406,425,872	$1,304,150,460

See accompanying notes to the consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
YEARS ENDED SEPTEMBER 30, 2009, 2008 AND 2007

	2009	2008	2007
INTEREST AND DIVIDEND INCOME:
Loans receivable	$60,481,030	$67,608,236	$65,797,440
Loans held for sale	5,768,338	3,561,984	3,414,904
Securities and other	1,596,767	2,095,327	1,712,376
Total interest and dividend income	67,846,135	73,265,547	70,924,720
INTEREST EXPENSE:
Deposits	21,515,584	27,441,443	31,337,497
Advances from Federal Home Loan Bank	3,507,381	7,955,576	8,755,206
Borrowings from the Federal Reserve Bank	319,548	776,048	42
Subordinated debentures	759,492	1,238,106	1,515,214
Note payable	113,354	241,786	225,922
Total interest expense	26,215,359	37,652,959	41,833,881
NET INTEREST INCOME	41,630,776	35,612,588	29,090,839
PROVISION FOR LOAN LOSSES	23,030,685	7,734,641	3,855,257
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	18,600,091	27,877,947	25,235,582
NON-INTEREST INCOME:
Mortgage revenues	12,684,367	5,832,583	4,942,452
Retail banking fees	3,893,265	3,963,420	3,414,779
Investment brokerage revenues	1,336,857	1,024,291	662,566
Gain (loss) on sales of securities	302,714	(7,774,284)	273,170
Bank-owned life insurance income	1,086,693	1,032,477	1,015,811
Other	239,898	932,106	712,365
Total non-interest income	19,543,794	5,010,593	11,021,143
NON-INTEREST EXPENSE:
Salaries and employee benefits	14,270,156	14,056,359	11,178,161
Occupancy, equipment and data processing expense	8,082,272	7,658,314	6,131,263
Advertising	1,051,338	1,256,538	1,424,076
Professional services	1,517,781	1,496,040	1,352,862
FDIC deposit insurance premium expense	1,555,200	748,994	84,274
FDIC special deposit insurance assessment	700,000	-	-
Gain on derivative instruments	-	(395,885)	(586,310)
Data processing termination (recovery) expense	-	(180,000)	219,534
Real estate foreclosure losses and expense, net	1,317,809	1,930,841	597,242
Postage, document delivery and office supplies expense	982,254	1,043,190	1,023,901
Other	1,960,368	1,700,960	1,347,790
Total non-interest expense	31,437,178	29,315,351	22,772,793
INCOME BEFORE INCOME TAXES	6,706,707	3,573,189	13,483,932
INCOME TAX EXPENSE	1,629,745	684,445	4,501,293
NET INCOME	$5,076,962	$2,888,744	$8,982,639
OTHER COMPREHENSIVE INCOME:
Unrealized gain (loss) on investment and mortgage-backed securities available for sale (net of income taxes in 2009, 2008 and 2007 of $177,844, $22,409 and $29,357, respectively)	290,167	(31,111)	(53,350)
COMPREHENSIVE INCOME	$5,367,129	$2,857,633	$8,929,289
Income available to common shares	$3,811,669	$2,888,744	$8,982,639
Per-share amounts:
Basic earnings per common share	$0.37	$0.29	$0.92
Weighted average common shares outstanding - basic	10,178,681	9,914,220	9,814,396

Diluted earnings per common share	$0.37	$0.28	$0.88
Weighted average common shares outstanding - diluted	10,402,165	10,239,301	10,255,702

See accompanying notes to the consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
YEARS ENDED SEPTEMBER 30, 2008 AND 2007

				Accumulated
			Additional	Other
			Paid-In	Comprehensive
	Common	Treasury	Capital From	Income	Retained
	Stock	Stock	Common Stock	(Loss), Net	Earnings	Total

BALANCE, SEPTEMBER 30, 2006	$130,687	$(19,113,856)	$50,067,003	$(12,933)	$44,755,645	$75,826,546
Comprehensive income:
Net income	-	-	-	-	8,982,639	8,982,639
Change in unrealized gain (loss) on investment securities, net of tax	-	-	-	(82,707)	-	(82,707)
Realized gain on sales of investment securities included in net income, net of tax	-	-	-	29,357	-	29,357
Comprehensive income	-	-	-	(53,350)	8,982,639	8,929,289
Common stock dividends ($0.35 per share)	-	-	-	-	(3,487,814)	(3,487,814)
Stock options exercised	-	250,710	145,126	-	-	395,836
Stock option and award expense	-	-	307,128	-	-	307,128
Common stock issued under dividend reinvestment plan (25,187 shares)	-	106,838	286,223	-	-	393,061
Common stock repurchased (97,337 shares)	-	(1,415,545)	-	-	-	(1,415,545)
Purchase of equity trust shares (88,188 shares)	-	(1,248,787)	-	-	-	(1,248,787)
Distribution of equity trust shares (113,016 shares)	-	1,349,993	(1,349,993)	-	-	-
Amortization of equity trust expense	-	-	876,344	-	-	876,344
Tax benefit for release of equity trust shares	-	-	150,824	-	-	150,824
Excess tax benefit from stock-based compensation	-	-	77,609	-	-	77,609
BALANCE, SEPTEMBER 30, 2007	$130,687	$(20,070,647)	$50,560,264	$(66,283)	$50,250,470	$80,804,491
Comprehensive income:
Net income	-	-	-	-	2,888,744	2,888,744
Change in unrealized gain (loss) on investment securities, net of tax	-	-	-	(4,910,677)	-	(4,910,677)
Realized loss on sales of investment securities included in net income, net of tax	-	-	-	4,879,566	-	4,879,566
Comprehensive income	-	-	-	(31,111)	2,888,744	2,857,633
Common stock dividends ($0.37 per share)	-	-	-	-	(3,748,701)	(3,748,701)
Stock options exercised	-	1,002,056	151,567	-	-	1,153,623
Stock option and award expense	-	-	464,754	-	-	464,754
Common stock issued under dividend reinvestment plan (72,695 shares)	-	296,667	398,722	-	-	695,389
Stock repurchased (51,898 shares)	-	(593,253)	-	-	-	(593,253)
Purchase of equity trust shares (11,605 shares)	-	(120,000)	-	-	-	(120,000)
Distribution of equity trust shares (26,413 shares)	-	378,316	(378,316)	-	-	-
Forfeiture of equity trust shares (63,610 shares)	-	-	(366,835)	-	-	(366,835)
Amortization of equity trust expense	-	-	951,647	-	-	951,647
Treasury stock issued (13,811 shares)	-	56,363	135,472	-	-	191,835
Excess tax benefit from stock-based compensation	-	-	69,923	-	-	69,923
BALANCE, SEPTEMBER 30, 2008	$130,687	$(19,050,498)	$51,987,198	$(97,394)	$49,390,513	$82,360,506

PULASKI FINANCIAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
YEAR ENDED SEPTEMBER 30, 2009

					Accumulated
	Preferred			Additional	Other
	Stock,			Paid-In	Comprehensive
	Net of	Common	Treasury	Capital From	Income	Retained
	Discount	Stock	Stock	Common Stock	(Loss), Net	Earnings	Total

BALANCE, SEPTEMBER 30, 2008	$-	$130,687	$(19,050,498)	$51,987,198	$(97,394)	$49,390,513	$82,360,506
Comprehensive Income:
Net income	-	-	-	-	-	5,076,962	5,076,962
Change in unrealized gain (loss) on investment securities, net of tax	-	-	-	-	477,849	-	477,849
Realized gain on sales of investment securities included in net income, net of tax	-	-	-	-	(187,682)	-	(187,682)
Comprehensive income	-	-	-	-	290,167	5,076,962	5,367,129
Preferred stock and common stock warrant issued	30,334,273	-	-	2,167,495	-	-	32,501,768
Common stock dividends ($0.38 per share)	-	-	-	-	-	(3,922,623)	(3,922,623)
Preferred stock dividends	-	-	-	-	-	(944,506)	(944,506)
Accretion of discount on preferred stock	320,787	-	-	-	-	(320,787)	-
Stock options exercised	-	-	97,238	8,711	-	-	105,949
Stock option and award expense	-	-	-	491,124	-	-	491,124
Common stock issued under dividend reinvestment plan (132,138 shares)	-	-	539,255	246,414	-	-	785,669
Restricted common stock issued (24,327 shares)	-	-	99,278	(99,278)	-	-	-
Common stock surrendered to satisfy tax withholding obligations of stock-based compensation (6,873 shares)	-	-	(54,972)	-	-	-	(54,972)
Purchase of equity trust shares (77,084 shares)	-	-	(441,753)	-	-	-	(441,753)
Distribution of equity trust shares (19,918 shares)	-	-	267,279	(267,279)	-	-	-
Amortization of equity trust expense	-	-	-	740,879	-	-	740,879
Tax benefit from release of equity shares	-	-	-	(41,315)	-	-	(41,315)
Excess tax benefit from stock-based compensation	-	-	-	13,515	-	-	13,515
BALANCE, SEPTEMBER 30, 2009	$30,655,060	$130,687	$(18,544,173)	$55,247,464	$192,773	$49,279,559	$116,961,370

See accompanying notes to the consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 2009, 2008 AND 2007

	2009	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$5,076,962	$2,888,744	$8,982,639
Adjustments to reconcile net income to net cash from operating activities:
Depreciation, amortization and accretion:
Premises and equipment	1,885,341	1,746,134	1,503,735
Net deferred loan costs	2,678,732	2,703,126	3,208,157
Debt and equity securities premiums and discounts, net	156,364	(283,611)	(589,462)
Broker fees financed under interest-rate swap agreements	-	522,015	196,932
Equity trust expense, net	740,879	584,812	876,344
Stock option and award expense	491,124	464,754	307,128
Provision for loan losses	23,030,685	7,734,641	3,855,257
Provision for losses on real estate acquired in settlement of loans	758,602	755,773	115,535
Losses on sale of real estate acquired in settlement of loans	98,129	800,578	144,321
Originations of loans held for sale	(2,041,899,278)	(1,324,428,979)	(1,329,923,226)
Proceeds from sales of loans held for sale	2,016,612,091	1,316,528,832	1,336,059,282
Gain on sale of loans held for sale	(11,876,091)	(5,530,016)	(4,220,282)
Loss (gain) on sale of equity securities available for sale	97,141	8,031,796	(273,170)
Gain on sale of debt securities available for sale	(399,855)	(257,512)	-
Gain on sale of investment in joint venture	-	(30,755)	-
Gain on derivative instruments	-	(395,885)	(586,310)
Increase in cash value of bank-owned life insurance	(1,086,693)	(1,032,477)	(1,015,811)
Increase in deferred tax asset	(1,233,593)	(3,011,846)	(249,519)
Excess tax benefit from stock-based compensation	(13,515)	(69,923)	(77,609)
Tax expense (benefit) for release of equity trust shares	41,315	-	(150,824)
Increase (decrease) in accrued expenses	773,738	710,861	(141,729)
Increase (decrease) in current income taxes payable	1,553,768	(2,402,440)	1,844,440
Changes in other assets and liabilities	(3,037,668)	(1,357,047)	(828,570)
Net adjustments	(10,628,784)	1,782,831	10,054,619
Net cash (used in) provided by operating activities	(5,551,822)	4,671,575	19,037,258
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from:
Maturities of time deposits in other banks	99,000	-	693,000
Maturities of debt securities held to maturity	-	45,100,000	51,000,000
Maturities of debt securities available for sale	6,000,000	7,000,000	-
Sales of debt securities available for sale	56,049,239	53,634,131	5,165,950
Sales of equity securities available for sale	280,419	3,826,876	772,648
Principal payments on mortgage-backed securities	5,123,662	1,612,303	653,062
Redemption of Federal Home Loan Bank stock	4,571,500	12,751,600	12,858,200
Sales of real estate acquired in settlement of loans receivable	7,535,450	6,593,149	4,459,075
Sales of equipment	88,360	12,973	2,528
Sale of investment joint venture	-	49,375	-
Purchases of:
Debt securities held to maturity	-	(38,861,190)	(43,465,822)
Debt securities available for sale	(63,706,985)	(53,280,870)	(12,072,920)
Mortgage-backed securities available for sale	(7,003,443)	(8,105,406)	-
Equity securities available for sale	-	(9,092,573)	(248,809)
Federal Home Loan Bank stock	(5,325,200)	(15,342,200)	(11,639,400)
Bank-owned life insurance	-	(1,500,000)	-
Premises and equipment	(1,082,276)	(1,223,088)	(3,729,868)
Net increase in loans receivable	(82,395,730)	(174,296,330)	(176,734,957)
Cash paid for equity in joint venture	-	(233,691)	(100,000)
Net cash used in investing activities	$(79,766,004)	$(171,354,941)	$(172,387,313)

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED
YEARS ENDED SEPTEMBER 30, 2009, 2008 AND 2007

	2009	2008	2007

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in deposits	$276,317,874	$79,876,358	$179,553,909
Proceeds from (repayment of) Federal Home Loan Bank advances, net	(149,600,000)	52,200,000	(14,400,000)
Proceeds from (repayment of) Federal Reserve Bank borrowings, net	(40,000,000)	40,000,000	-
Proceeds from notes payable	-	5,000,000	-
Payment on notes payable	(7,640,000)	(340,000)	(340,000)
Net decrease in due to other banks	(14,377,831)	(3,106,910)	(4,581,633)
Net increase (decrease) in advance payments by borrowers for taxes and insurance	988,853	709,221	(96,920)
Treasury stock issued for purchase of equity in joint venture	-	191,835	-
Proceeds from cash received in dividend reinvestment plan	785,669	695,389	393,061
Proceeds from issuance of preferred stock and common stock warrants	32,501,768	-	-
Proceeds from stock options exercised	105,949	1,153,623	395,836
Purchase of equity trust shares	(441,753)	(120,000)	(1,248,787)
Excess tax benefit from stock-based compensation	13,515	69,923	77,609
Tax benefit (expense) for release of equity trust shares	(41,315)	-	150,824
Dividends paid on common stock	(3,922,623)	(3,748,701)	(3,487,814)
Dividends paid on preferred stock	(944,506)	-	-
Common stock surrendered to satisfy tax withholding obligations of stock-based compensation	(54,972)	(204,503)	-
Common stock repurchased	-	(388,750)	(1,415,545)

Net cash provided by financing activities	93,690,628	171,987,485	155,000,540

NET INCREASE IN CASH AND CASH EQUIVALENTS	8,372,802	5,304,119	1,650,485

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	29,077,862	23,773,743	22,123,258

CASH AND CASH EQUIVALENTS AT END OF YEAR	$37,450,664	$29,077,862	$23,773,743

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest on deposits	$21,955,907	$28,445,903	$30,597,916
Interest on advances from FHLB	3,531,530	7,990,888	8,763,871
Interest on other borrowings	351,603	743,993	42
Interest on subordinated debentures	780,141	1,256,135	1,516,169
Interest on note payable	114,323	240,813	225,925
Cash paid during the year for interest	26,733,504	38,677,732	41,103,923
Income taxes, net	1,449,507	5,766,568	3,219,825

NON-CASH INVESTING ACTIVITIES:
Real estate acquired in settlement of loans receivable	13,327,985	8,581,958	5,044,420
Loans securitized into mortgage-backed securities	-	16,264,184	-

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 2009, 2008 AND 2007

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Pulaski Financial Corp. (the “Company”) is the holding company for Pulaski Bank (the “Bank”). The Company’s primary assets are its investment in the Bank and cash.  The Company also maintains two special-purpose subsidiary trusts that issue preferred securities. Management of the Company and the Bank are substantially similar and the Company neither owns nor leases any property, but instead uses the premises, equipment and furniture of the Bank. Accordingly, the information in the consolidated financial statements relates primarily to the Bank.

The Company, through the Bank, operates in a single business segment, which is a community-oriented financial institution providing traditional financial services through the operation of twelve full-service bank locations in the St. Louis metropolitan area and five loan production offices in the St. Louis and Kansas City metropolitan areas at September 30, 2009.  The Bank is engaged primarily in the business of attracting deposits from the general public and using these and other funds to originate a variety of residential, commercial and consumer loans within the Bank’s lending market areas. The Bank is an approved lender/servicer for the Federal Housing Administration (“FHA”) and the Veterans Administration (“VA”), as well as for the Missouri Housing Development Commission (a government agency established to provide home-buying opportunities for low-income first-time homebuyers).

The accounting and reporting policies and practices of the Company and its subsidiaries conform to U.S. generally accepted accounting principles and to prevailing practices within the banking industry. A summary of the Company’s significant accounting policies follows.

Principles of Consolidation - The consolidated financial statements include the accounts of Pulaski Financial Corp. and its wholly-owned subsidiary, Pulaski Bank, and its wholly-owned subsidiary, Pulaski Service Corporation. All significant intercompany transactions have been eliminated in consolidation.

Use of Estimates - The preparation of these consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and that affect the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. The allowance for loan losses and the fair values of derivative financial instruments are significant estimates reported within the consolidated financial statements.

Cash and Cash Equivalents - For purposes of reporting cash flows, cash and cash equivalents include cash and amounts due from depository institutions, cash in transit, cash in the process of collection, federal funds sold, and overnight deposits at the Federal Home Loan Bank and Federal Reserve Bank. Generally, federal funds sold mature within one day.

Securities and Mortgage-Backed Securities Available for Sale - Securities and mortgage-backed securities available for sale are recorded at their fair values, adjusted for amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income over the life of the securities using the level-yield method. Unrealized gains or losses on securities and mortgage-backed securities available for sale are included in a separate component of stockholders’ equity, net of deferred income taxes. Gains or losses on the disposition of securities and mortgage-backed securities available for sale are recognized using the specific identification method. Estimated fair values of securities and mortgage-backed securities available for sale are based on quoted market prices when available.  If quoted market prices are not available, fair values are estimated using quoted market prices for similar instruments.

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

Other-Than-Temporary Impairment of Debt Securities - When determining whether a debt security is other-than-temporarily impaired, management assesses whether (a) it has the intent to sell the security and (b) it is more likely than not that it will be required to sell the security prior to its anticipated recovery.  In instances when a determination is made that an other-than-temporary impairment exists but management does not intend to sell the debt security and it is not more likely than not that it will be required to sell the debt security prior to its anticipated repayment or maturity, the other-than-temporary impairment is separated into (a) the amount of the total other-than-temporary impairment related to a decrease in cash flows expected to be collected from the debt security (the credit loss) and (b) the amount of the total other-than-temporary impairment related to all other factors.  The amount of the total other-than-temporary impairment related to the credit loss is recognized in earnings.  The amount of the total other-than-temporary impairment related to all other factors is recognized in other comprehensive income.

Capital Stock of the Federal Home Loan Bank - Capital stock of the Federal Home Loan Bank of Des Moines is required for membership in the FHLB and is carried at cost.  The Bank must maintain a specified level of investment in FHLB stock based upon the amount of its outstanding FHLB borrowings.  The stock of the FHLB is viewed as a long-term asset and its value is based upon the ultimate recoverability of the par value.  In determining the recoverability of this investment, the Company considered the structure of the entire FHLB system, which enables the regulator of the FHLBs to reallocate debt among the members, so each individual FHLB has a potential obligation to repay the consolidated obligations issued by other FHLB members.  In addition, regulatory changes during 2008 established a new regulator for the FHLB system that continues to oversee changes to management, management practices and balance sheet management at the FHLB.  Finally, the liquidity position of the FHLB was strengthened with the support of the U.S. Treasury, which established a lending facility designed to provide secured funding on an as-needed basis to government-sponsored enterprises, such as the FHLB.  The Company continues to monitor this investment for recoverability, but as of September 30, 2009 believed that it would ultimately recover the par value of the FHLB stock.

Loans Held for Sale - Loans held for sale consist of loans that management does not intend to hold until maturity and are reflected at the lower of cost or fair value.  Such loans are generally committed to be sold to investors on a best-efforts basis with servicing released. Accordingly, fair values for such loans are based on commitment prices. Gains or losses on loan sales are recognized at the time of sale and are determined by the difference between net sales proceeds and the principal balance of the loans sold, adjusted for net deferred loan fees or costs. Loan origination and commitment fees, net of certain direct loan origination costs, are deferred as an adjustment to the carrying value of the loan until it is sold.

Loans Receivable - Loans receivable are stated at the principal amounts outstanding adjusted for premiums, discounts, deferred loan costs, loans in process and the allowance for loan losses.  Loan origination and commitment fees on originated loans, net of certain direct loan origination costs, are deferred and amortized to interest income using the level-yield method over the estimated lives of the related loans. Interest on loans is accrued based upon the principal amounts outstanding. The Company’s policy is to discontinue the accrual of interest income on any loan when, in the opinion of management, there is reasonable doubt as to the ultimate collectibility of interest or principal. Management considers many factors before placing a loan on non-accrual, including the overall financial condition of the borrower, the progress of management’s collection efforts and the value of the underlying collateral. Previously accrued but unpaid interest is charged to current income at the time a loan is placed on non-accrual status. Subsequent collections of cash may be applied as reductions to the principal balance, interest in arrears, or recorded as income depending on management’s assessment of the ultimate collectibility of the loan. Non-accrual loans are returned to accrual status when, in the opinion of management, the financial position of the borrower indicates there is no longer any reasonable doubt as to the timely collectibility of interest or principal.

Impaired Loans - A loan is considered to be impaired when, based on current information and events, management determines that the Company will be unable to collect all amounts due according to the loan contract, including scheduled interest payments.  When a loan is identified as impaired, the amount of impairment is measured based on the present value of expected future cash flows, discounted at the loan’s effective interest rate, except when the sole remaining source of repayment for the loan is the operation or liquidation of the collateral.  In these cases, observable market prices or the current fair value of the collateral, less selling costs when foreclosure is probable, are used instead of discounted cash flows.  If the value of the impaired loan is determined to be less than the recorded investment in the loan (net of previous charge-offs, deferred loan fees or costs and unamortized premium or discount), an impairment charge is recognized through a provision for loan losses.

Troubled Debt Restructurings - A loan is classified as a troubled debt restructuring if the Company, for economic or legal reasons related to the borrower’s financial difficulties, grants a concession to the borrower that it would not otherwise consider.  This usually includes a modification of loan terms (such as a reduction of the rate to below-market terms, adding past-due interest to the loan balance or extending the maturity date) and possibly a partial forgiveness of debt.  A loan classified as a troubled debt restructuring will retain such classification until the borrower demonstrates the ability to pay under the terms of the restructured note through a sustained period of repayment performance, which is generally one year.  Interest income on restructured loans is accrued at the reduced rate once the borrower demonstrates the ability to pay under the terms of the restructured note through a sustained period of repayment performance, which is generally three months for loans that were less than 30 days past due at the time of restructuring and six months for loans that were 30 days or more past due at the time of restructuring.

Allowance for Loan Losses - The Company maintains an allowance for loan losses to absorb probable losses in the Company’s loan portfolio.   Loan losses are charged against and recoveries are credited to the allowance.  Provisions for loan losses are charged to income and credited to the allowance in an amount necessary to maintain an appropriate allowance given risks identified in the portfolio.  The allowance is based upon management’s quarterly estimates of probable losses inherent in the loan portfolio.  Management’s estimates are determined through a method of quantifying certain risks in the portfolio that are affected primarily by changes in the nature and volume of the portfolio combined with an analysis of past-due and classified loans, and can also be affected by the following factors:  changes in national and local economic conditions and developments, assessment of collateral values based on independent appraisals, changes in lending policies and procedures, including underwriting standards and collections, charge-off and recovery practices, and changes in the experience, ability, and depth of lending management staff.

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

When commercial loans are over 30 days delinquent or residential, consumer and home equity loans are over 90 days past due, they are evaluated individually for impairment.  Additionally, loans that demonstrate credit weaknesses that may impact the borrower’s ability to repay are also reviewed individually for impairment.  The Company considers a loan to be impaired when management believes it will be unable to collect all principal and interest due according to the contractual terms of the loan.  If a loan is determined to be impaired, the Company establishes an allowance for loan losses equal to the excess of the loan’s carrying value over the present value of estimated future cash flows or the fair value of collateral if the loan is collateral dependent.

The Company’s methodology includes factors that allow the Company to adjust its estimates of losses based on the most recent information available.  Historical loss rates used to determine allowance provisions are adjusted to reflect recent charge-off experience, actual changes and anticipated changes in national and local economic conditions and developments, assessment of collateral values based on independent appraisals, changes in lending policies and procedures, including underwriting standards and collections, charge-off and recovery practices, and changes in the experience, ability, and depth of lending management staff.  In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses.  Such agencies may require the Company to modify its allowance for loan losses based on their judgment about information available to them at the time of their examination.

Real Estate Acquired in Settlement of Loans - Real estate acquired as a result of foreclosure or by deed-in-lieu of foreclosure is initially recorded at the lower of its cost, which is the unpaid principal balance of the related loan plus foreclosure costs, or fair value less estimated selling costs.  Fair value is generally determined through a new appraisal or market analysis.  Any write down to fair value at the time the property is acquired is recorded as a charge-off to the allowance for loan losses.  Any decline in the fair value of the property subsequent to acquisition is recorded as a charge to non-interest expense.

Derivative Financial Instruments - The Company originates and purchases derivative financial instruments, including interest rate swaps, interest rate lock commitments and forward contracts to sell mortgage-backed securities.  These instruments have certain interest rate risk characteristics that change in value based upon changes in the capital markets.

Interest Rate Swaps: The Company periodically uses derivative financial instruments (primarily interest rate swaps) to assist in its interest rate risk management. All derivatives are measured and reported at fair value on the Company's consolidated balance sheets as either an asset or a liability. For derivatives that are designated and qualify as a fair value hedge, the gain or loss on the derivative, as well as the offsetting gain or loss on the hedged item attributable to the hedged risk, are reported as other assets or other liabilities, as appropriate, in the consolidated balance sheet. For all hedging relationships, derivative gains and losses that are not effective in hedging the changes in fair value of the hedged item are recognized immediately in current earnings during the period of the change. Similarly, the changes in the fair value of derivatives that do not qualify for hedge accounting are also reported in non-interest income when they occur.

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

The estimates of fair values of the Company's derivatives and related liabilities are calculated by an independent third party using proprietary valuation models. The fair values produced by these valuation models are, in part, theoretical and reflect assumptions which must be made in using the valuation models. Small changes in assumptions could result in significant changes in valuation. The risks inherent in the determination of the fair value of a derivative may result in income statement volatility.

The Company uses derivatives to modify the repricing characteristics of certain assets and liabilities so that changes in interest rates do not have a significant adverse effect on net interest income and cash flows and to better match the repricing profile of its interest-bearing assets and liabilities. As a result of interest rate fluctuations, certain interest-sensitive assets and liabilities will gain or lose market value. In an effective fair value hedging strategy, the effect of this change in value will generally be offset by a corresponding change in value of the derivatives linked to the hedged assets and liabilities.

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

Premises and Equipment - Premises and equipment are stated at cost, less accumulated depreciation.  Depreciation charged to operations is primarily computed utilizing the straight-line method over the estimated useful lives of the related assets. Estimated lives range from three to forty years for buildings and improvements and three to ten years for furniture and equipment. Maintenance and repairs are charged to expense when incurred. Major renewals and improvements are capitalized. Gains and losses on dispositions are credited or charged to earnings as incurred.

Goodwill - Goodwill represents the amount of acquisition cost over the fair value of net assets acquired in the purchase of another financial institution.  The Company reviews goodwill for impairment at least annually or more frequently if events or changes in circumstances indicate the carrying value of the asset might be impaired.  Impairment is determined by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill.  If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.  Any such adjustments are reflected in the results of operations in the periods in which they become known.  After a goodwill impairment loss is recognized, the adjusted carrying amount of goodwill becomes its new accounting basis.  No such impairment losses were recognized during any of the three years ended September 30, 2009.

Intangible Assets - Intangible assets include core deposit premiums related to the purchase of other financial institutions or branch locations.  Core deposit premiums are amortized using the level-yield method.  The Company reviews intangible assets for impairment periodically to determine whether there have been any events or circumstances to indicate the recorded amount is not recoverable from projected undiscounted net operating cash flows. If the projected undiscounted net operating cash flows are less than the carrying amount, an impairment loss is recognized to reduce the carrying amount to fair value, and when appropriate, the amortization period is also reduced.  Any such adjustments are reflected in the results of operations in the periods in which they become known.  No such impairment losses were recognized during any of the three years ended September 30, 2009.

Stock-Based Compensation - The Company maintains a number of stock-based incentive programs, which are discussed in more detail in Note 17.  All stock-based compensation is recognized as an expense in the financial statements based on the fair value of the award.

Income Taxes – Current income tax expense approximates taxes to be paid or refunded for the current period. Deferred income tax expense is computed using the balance sheet method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and recognizes enacted changes in tax rates and laws in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized subject to management’s judgment that realization is more likely than not. A tax position that meets the “more likely than not” recognition threshold is measured to determine the amount of benefit to recognize. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Interest and penalties are recognized as a component of income tax expense.

Reclassifications - Certain amounts included in the 2008 and 2007 consolidated financial statements have been reclassified to conform to the 2009 presentation.

2.	EARNINGS PER SHARE

Basic earnings per share is computed using the weighted average number of common shares outstanding. The dilutive effect of potential securities is included in diluted earnings per share. The computations of basic and diluted earnings per share are presented in the following table.

	Years Ended September 30,
	2009	2008	2007

Net income	$5,076,962	$2,888,744	$8,982,639

Less:
Preferred dividends declared	(944,506)	-	-
Accretion of discount on preferred stock	(320,787)	-	-
Income available for common shares	$3,811,669	$2,888,744	$8,982,639

Weighted average common shares outstanding - basic	10,178,681	9,914,220	9,814,396
Effect of dilutive securities:
Treasury stock held in equity trust-unvested shares	95,490	171,470	140,917
Equivalent shares-employee stock options and awards	56,122	153,611	300,389
Equivalent shares-common stock warrant	71,872	-	-
Weighted average common shares outstanding - diluted	10,402,165	10,239,301	10,255,702

Earnings per share:
Basic	$0.37	$0.29	$0.92
Diluted	0.37	0.28	0.88

Under the treasury stock method, outstanding stock options are dilutive when the average market price of the Company’s common stock, when combined with the effect of any unamortized compensation expense, exceeds the option price during a period.  In addition, proceeds from the assumed exercise of dilutive options along with the related tax benefit are assumed to be used to repurchase common shares at the average market price of such stock during the period. Similarly, outstanding warrants are dilutive when the average market price of the Company’s common stock exceeds the exercise price during a period.  Proceeds from the assumed exercise of dilutive warrants are assumed to be used to repurchase common shares at the average market price of such stock during the period.

The following options and warrants to purchase common shares during the fiscal years ended 2009, 2008 and 2007 were excluded from the respective computations of diluted earnings per share because the exercise price of the options, when combined with the effect of the unamortized compensation expense, and the exercise price of the warrants were greater than the average market price of the common shares and were considered anti-dilutive. The options expire in various periods from 2013 through 2019, respectively, and the warrants expire in 2019.

	2009	2008	2007

Number of option shares excluded	697,866	432,563	142,201
Equivalent anti-dilutive shares	1,324,273	615,246	180,417
Number of warrant shares excluded	-	-	-
Equivalent anti-dilutive shares	-	-	-

3.	DEBT AND EQUITY SECURITIES

The amortized cost and estimated fair value of debt and equity securities held to maturity and available for sale at September 30, 2009 and 2008 are summarized as follows:

	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
September 30, 2009:
Available for sale:
Equity securities	$589,000	$-	$-	$589,000
Debt securities	1,999,590	-	(2,194)	1,997,396
Total	$2,588,590	$-	$(2,194)	$2,586,396

Weighted average rate at the end of the year	0.16%

September 30, 2008:
Available for sale:
Equity securities	$744,500	$-	$(11,500)	$733,000

The summary below displays the length of time securities available for sale and held to maturity were in a continuous unrealized loss position as of September 30, 2009 and 2008.  The unrealized losses were not deemed to be other than temporary.  The Company does not have the intent to dispose of these investments and it is not more likely than not that the Company will be required to sell these investments prior to recovery of the unrealized losses.  Further, the Company believes the deterioration in value is attributable to changes in market interest rates and not the credit quality of the issuer.

Length of Time in Continuous Unrealized Loss Position at September 30, 2009
	Less than 12 months		12 months or more		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
Available for Sale:
Debt obligations of government-sponsored entities	$1,997,396	$2,194	$-	$-	$1,997,396	$2,194

Length of Time in Continuous Unrealized Loss Position at September 30, 2008
	Less than 12 months		12 months or more		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
Available for Sale:
Equity securities	$144,000	$11,500	$-	$-	$144,000	$11,500

Proceeds from sales of available-for-sale securities were $56.3 million, $57.5 million and $5.9 million for the years ended September 30, 2009, 2008 and 2007, respectively.  Gross gains of $458,000, $392,000 and $273,000 were realized on these sales during the years ended September 30, 2009, 2008 and 2007, respectively.  Gross losses of $156,000 and $8.2 million were realized on these sales during the years ended September 30, 2009 and 2008, respectively.  There were no such losses during the year September 30, 2007.

The amortized cost and fair values of available-for-sale debt securities at September 30, 2009, by contractual maturity, are shown below.

	Available for Sale
	Amortized	Fair
	Cost	Value
Term to Maturity:
One year or less	$1,999,590	$1,997,396

4.	MORTGAGE-BACKED SECURITIES

Mortgage-backed securities held to maturity and available for sale at September 30, 2009 and 2008 are summarized as follows:

	September 30, 2009
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
HELD TO MATURITY:
Mortgage-backed securities:
Freddie Mac	$231	$6	$-	$237
Ginnie Mae	219,247	24,025	-	243,272
Fannie Mae	11,839,470	276,050	(2,856)	12,112,664
Total	12,058,948	300,081	(2,856)	12,356,173

Collateralized mortgage obligations:
Freddie Mac	18,846	-	(53)	18,793
Total	18,846	-	(53)	18,793

Total held to maturity	$12,077,794	$300,081	$(2,909)	$12,374,966

Weighted average rate at end of year	4.39%

AVAILABLE FOR SALE:
Mortgage-backed securities:
Ginnie Mae	$514,944	$28,716	$-	$543,660
Fannie Mae	1,292,870	9,659	-	1,302,529
Total	1,807,814	38,375	-	1,846,189

Collateralized mortgage obligations:
Freddie Mac	1,503,822	52,233	-	1,556,055
Ginnie Mae	7,303,502	158,052	-	7,461,554
Fannie Mae	5,158,890	64,460	-	5,223,350

Total	13,966,214	274,745	-	14,240,959

Total available for sale	$15,774,028	$313,120	$-	$16,087,148

Weighted average rate at end of year	4.14%

	September 30, 2008
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
HELD TO MATURITY:
Mortgage-backed securities:
Freddie Mac	$3,556	$376	$(3)	$3,929
Ginnie Mae	282,820	29,312	(308)	311,824
Fannie Mae	15,434,529	48,119	(214,043)	15,268,605
Total	15,720,905	77,807	(214,354)	15,584,358

Collateralized mortgage obligations:
Freddie Mac	23,592	-	(298)	23,294
Total	23,592	-	(298)	23,294

Total held to maturity	$15,744,497	$77,807	$(214,652)	$15,607,652

Weighted average rate at end of year	4.91%

AVAILABLE FOR SALE:
Mortgage-backed securities:
Ginnie Mae	$263,833	$15,657	$-	$279,490
Fannie Mae	1,957,014	-	(14,006)	1,943,008
Total	2,220,847	15,657	(14,006)	2,222,498

Collateralized mortgage obligations:
Ginnie Mae	8,105,406	-	(147,238)	7,958,168
Total	8,105,406	-	(147,238)	7,958,168

Total available for sale	$10,326,253	$15,657	$(161,244)	$10,180,666

Weighted average rate at end of year	4.16%

There were no proceeds from sales of available-for-sale mortgage-backed securities during the years ended September 30, 2009, 2008 or 2007.

The following summary displays the length of time mortgage-backed securities held to maturity and available for sale were in a continuous unrealized loss position as of September 30, 2009 and 2008.  The Company does not have the intent to dispose of these investments and it is not more likely than not that the Company will be required to sell these investments prior to recovery of the unrealized losses.  Further, the Company believes the deterioration in value is attributable to changes in market interest rates and not the credit quality of the issuer.

	Length of Time in Continuous Unrealized Loss Position at September 30, 2009
	Less than 12 months		12 months or more		Total
	Amortized	Unrealized	Amortized	Unrealized	Amortized	Unrealized
	Cost	Losses	Cost	Losses	Cost	Losses
HELD TO MATURITY:
Mortgage-backed securities	$1,580,173	$2,856	$-	$-	$1,580,173	$2,856
Collateralized mortgage obligations	18,846	53	-	-	18,846	53
Total held to maturity	$1,599,019	$2,909	$-	$-	$1,599,019	$2,909

Percent of total	100.0%	100.0%	-	-	100.0%	100.0%

	Length of Time in Continuous Unrealized Loss Position at Septe mber 30, 2008
	Less than 12 months		12 months or more		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
AVAILABLE FOR SALE:
Mortgage-backed securities	$1,943,008	$14,006	$-	$-	$1,943,008	$14,006
Collateralized mortgage obligations	7,958,168	147,238	-	-	7,958,168	147,238
Total available for sale	9,901,176	161,244	-	-	9,901,176	161,244

	Amortized	Unrealized	Amortized	Unrealized	Amortized	Unrealized
	Cost	Losses	Cost	Losses	Cost	Losses
HELD TO MATURITY:
Mortgage-backed securities	10,201,656	214,354	-	-	10,201,656	214,354
Collateralized mortgage obligations	23,592	298	-	-	23,592	298
Total held to maturity	10,225,248	214,652	-	-	10,225,248	214,652

Total	$20,126,424	$375,896	$-	$-	$20,126,424	$375,896

Percent of total	100.0%	100.0%	-	-	100.0%	100.0%

The amortized cost and estimated market values of held-to-maturity and available-for-sale mortgage-backed securities at September 30, 2009, by contractual maturity, are shown below.

	Held to Maturity		Available for Sale
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
Term to Maturity:
One year or less	$108	$109	$-	$-
Over one through five years	123	128	1,292,870	1,302,529
Over five through ten years	219,247	243,272	6,662,712	6,779,405
Over ten years	11,858,316	12,131,457	7,818,446	8,005,214
Tota1	$12,077,794	$12,374,966	$15,774,028	$16,087,148

Actual maturities of mortgage-backed securities may differ from scheduled maturities depending on the repayment characteristics and experience of the underlying financial instruments.

Mortgage-backed securities with carrying values totaling approximately $28.2 million at September 30, 2009 were pledged to secure deposits of public entities, trust funds, and for other purposes as required by law.

5.	LOANS RECEIVABLE

Loans receivable at September 30, 2009 and 2008 are summarized as follows:

	2009	2008
Real estate mortgage:
Residential first mortgage	$249,009,237	$248,886,467
Residential second mortgage	71,451,023	90,594,821
Equity lines Home equity lines of credit	227,141,590	225,357,406
Multi-family residential	35,199,223	32,546,370
Commercial real estate	239,058,931	183,576,798
Land acquisition and development	77,600,406	77,589,529

Real estate construction and development:
Residential	19,664,258	34,511,026
Multi-family	6,864,072	9,607,101
Commercial	59,429,777	55,263,607

Commercial and industrial	159,364,118	137,688,076
Consumer and installment	4,335,203	6,895,479
	1,149,117,838	1,102,516,680
Add (less):
Deferred loan costs	4,369,122	5,204,730
Loans in process	(812,946)	(6,223,362)
Allowance for loan losses	(20,579,170)	(12,761,532)

Total	$1,132,094,844	$1,088,736,516

Weighted average rate at end of year	5.33%	6.02%

The Bank has made loans to officers and directors in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing for comparable transactions with other customers and did not, in the opinion of management, involve more than normal credit risk.

Changes in loans to senior officers and directors for the years ended September 30, 2009 and 2008 are summarized as follows:

Balance, September 30, 2007	$1,326,368
Additions	12,537,766
Repayments and reclassifications	(3,142,826)
Balance, September 30, 2008	10,721,308
Additions	2,814,032
Repayments and reclassifications	(3,875,743)
Balance, September 30, 2009	$9,659,597

Home equity lines of credit to senior officers and directors totaled $1.1 million, of which $316,000 had been disbursed as of September 30, 2009.  A standby letter of credit in favor of a director in the amount of $5.0 million was outstanding as of September 30, 2009.

At September 30, 2009, 2008 and 2007, the Bank was servicing loans for others totaling approximately $22.3 million, $29.1 million and $17.6 million, respectively. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income is recorded on the accrual basis and includes servicing fees received from investors and certain charges collected from borrowers.

6.	ALLOWANCE FOR LOAN LOSSES

The following table represents activity in the allowance for loan losses for the years ended September 30, 2009, 2008 and 2007:

	2009	2008	2007

Balance, beginning of year	$12,761,532	$10,421,304	$7,817,317
Provision charged to expense	23,030,685	7,734,641	3,855,257
Charge-offs:
Residential real estate first mortgage	3,808,695	939,946	193,300
Residential real estate second mortgage	1,433,970	1,600,479	521,216
Home equity lines of credit	2,723,661	1,674,075	296,066
Commercial & multi-family real estate	68,626	374,000	-
Land acquisition & development	4,231,118	-	-
Real estate construction & development	2,424,848	454,688	119,000
Commercial & industrial	532,842	355,529	-
Consumer and other	160,533	232,670	163,825
Total charge-offs	15,384,293	5,631,387	1,293,407
Recoveries
Residential real estate first mortgage	46,519	1,940	426
Residential real estate second mortgage	2,634	669	-
Home equity lines of credit	70,250	223,874	16,636
Commercial & multi-family real estate	32,283	-	-
Commercial & industrial	2,500	-	-
Consumer and other	17,060	10,491	25,075
Total recoveries	171,246	236,974	42,137
Net charge-offs	15,213,047	5,394,413	1,251,270
Balance, end of year	$20,579,170	$12,761,532	$10,421,304

A summary of impaired loans at September 30, 2009, 2008 and 2007 is as follows:

	2009	2008	2007
Non-accrual loans	$51,630,259	$10,351,668	$6,448,834
Impaired loans continuing to accrue interest	7,321,114	6,301,376	253,541
Total impaired loans	$58,951,373	$16,653,044	$6,702,375

Specific loan loss allowance on impaired loans	$6,822,942	$807,630	$493,063
Balance of impaired loans with specific allowance	19,753,191	2,958,768	846,616
Balance of impaired loans with no specific allowance	39,198,182	13,694,276	5,855,759
Balance of troubled debt restructurings included in impaired loans	34,977,648	6,304,621	209,455
Specific loan loss allowance on troubled debt restructurings	2,915,296	173,139	-

The average balance of impaired loans during the years ended September 30, 2009, 2008 and 2007 was $37.8 million, $11.7 million and $4.0 million, respectively.

Interest income recognized on non-accrual loans was approximately $2.3 million, $369,000 and $347,000 for the years ended September 30, 2009, 2008 and 2007, respectively.  The gross amount of interest that would have been recognized under the original terms of non-accrual and renegotiated loans and interest actually recognized on such loans was $3.4 million, $814,000 and $634,000 for 2009, 2008 and 2007, respectively. Impaired loans continuing to accrue interest are loans that are more than 90 days past due; however, the loans are well secured and remain in process of collection.

7.	REAL ESTATE ACQUIRED IN SETTLEMENT OF LOANS

Real estate acquired in settlement of loans at September 30, 2009 and 2008 is summarized as follows:

	2009	2008

Residential real estate	$3,599,982	$3,936,579
Commercial real estate	5,128,704	-
	8,728,686	3,936,579
Less allowance for losses	(274,076)	(417,773)
Total	$8,454,610	$3,518,806

Activity in the allowance for losses on real estate acquired in settlement of loans for the years ended September 30, 2009, 2008 and 2007 is summarized as follows:

	2009	2008	2007

Balance, beginning of year	$417,773	$74,035	$26,350
Provision charged to non-interest expense	758,602	755,773	115,535
Charge-offs	(902,299)	(412,035)	(67,850)
Balance, end of year	$274,076	$417,773	$74,035

8.	PREMISES AND EQUIPMENT

Premises and equipment at September 30, 2009 and 2008 are summarized as follows:

	2009	2008

Land	$5,566,967	$5,228,180
Office buildings and improvements	15,340,501	15,286,402
Furniture and equipment	10,231,108	9,855,427
	31,138,576	30,370,009
Less accumulated depreciation	(12,176,575)	(10,516,583)

Total	$18,962,001	$19,853,426

Depreciation expense on premises and equipment totaled $1.9 million, $1.7 million and $1.5 million for the years ended September 30, 2009, 2008 and 2007, respectively.

Certain facilities of the Company are leased under various operating leases.  Amounts paid for rent expense for the fiscal years ended September 30, 2009, 2008 and 2007 were approximately $689,000, $514,000 and $428,000, respectively. At September 30, 2009, future minimum rental commitments under non-cancelable leases are as follows:

Due in years ending September 30,
2010	$684,895
2011	641,446
2012	588,288
2013	585,436
2014	544,108
Thereafter	1,806,452
Total	$4,850,625

Rental income received from the Company’s office building located at 415 DeBaliviere in St. Louis, Missouri, for the years ended September 30, 2009, 2008 and 2007 was $19,000, $83,000 and $84,000, respectively.

9.	DEPOSITS

Deposits at September 30, 2009 and 2008 are summarized as follows:

	2009		2008
		Weighted		Weighted
		Average		Average
		Interest		Interest
	Amount	Rate	Amount	Rate
Transaction accounts:
Non-interest-bearing checking	$103,398,563	-%	$76,404,474	-%
Interest-bearing checking	263,019,571	1.25	178,697,883	2.51
Passbook savings accounts	28,874,588	0.24	25,828,504	0.32
Money market	253,995,786	0.76	149,141,121	2.12

Total transaction accounts	649,288,508	0.81	430,071,982	1.80

Certificates of deposit:
0.00% to 0.99%	64,633,081	0.73	-	-
1.00% to 1.99%	183,958,422	1.60	21,467,917	1.73
2.00% to 2.99%	128,240,641	2.69	183,701,575	2.73
3.00% to 3.99%	135,165,983	3.49	196,727,656	3.51
4.00% to 4.99%	11,189,819	4.29	17,265,297	4.51
5.00% to 5.99%	18,667,094	5.32	65,627,520	5.28
10.00% to 10.99%	485,691	10.00	449,418	10.00

Total certificates of deposit	542,340,731	2.42	485,239,383	3.41

Total	$1,191,629,239	1.54%	$915,311,365	2.65%

The aggregate amounts of certificates of deposit with a minimum principal amount of $100,000 were $317.7 million and $221.2 million at September 30, 2009 and 2008, respectively. Certificates of deposit at September 30, 2009 and 2008 include time deposits obtained from national brokers totaling $83.5 million and $128.9 million, respectively, with weighted-average interest rates of 2.67% and 3.85%, respectively.

At September 30, 2009, the scheduled maturities of certificates of deposit were as follows:

Maturing within:
Three months ending:
December 31, 2009	$177,636,425
March 31, 2010	101,979,896
June 30, 2010	48,951,393
September 30, 2010	33,069,981
Year ending:
September 30, 2011	127,342,340
September 30, 2012	50,674,201
September 30, 2013	1,806,544
September 30, 2014	879,951
Thereafter	-
Total	$542,340,731

A summary of interest expense on deposits for the years ended September 30, 2009, 2008 and 2007 is as follows:

	2009	2008	2007

Interest-bearing checking	$3,504,122	$2,092,618	$1,131,379
Passbook savings	55,804	91,819	106,841
Money market	1,676,266	5,293,977	6,575,821
Certificates of deposit	16,279,392	19,963,029	23,523,456

Total	$21,515,584	$27,441,443	$31,337,497

10.	ADVANCES FROM THE FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank of Des Moines at September 30, 2009 and 2008 are summarized as follows:

	2009		2008
		Weighted		Weighted
		Average		Average
		Interest		Interest
	Amount	Rate	Amount	Rate
Maturing within the year ending September 30,
2009	$-	-%	$149,600,000	2.38%
2010 ($4.5 million callable quarterly)	32,000,000	3.63	32,000,000	3.63
2015 ($25.0 million callable in fiscal 2011 and thereafter)	25,000,000	2.70	25,000,000	2.70
Thereafter	4,000,000	5.48	4,000,000	5.48

Total	$61,000,000	3.37%	$210,600,000	2.67%

The average balances of advances from the Federal Home Loan Bank were $120.3 million and $224.5 million, respectively, and the maximum month-end balances were $245.0 million and $265.5 million, respectively, for the years ended September 30, 2009 and 2008.  The average rates paid during the years ended September 30, 2009 and 2008 were 2.92% and 3.54%, respectively.

The Bank has the ability to borrow funds from the FHLB equal to 40% of the Bank’s total assets under a blanket agreement that assigns all investments in FHLB stock as well as qualifying first mortgage loans as collateral to secure the amounts borrowed. In addition to the $61.0 million in advances outstanding at September 30, 2009, the Bank had approximately $191.3 million in additional borrowing capacity available to it under this arrangement.  The assets underlying the FHLB borrowings are under the Bank’s physical control.

11.	BORROWINGS FROM THE FEDERAL RESERVE BANK

Borrowings from the Federal Reserve Bank represent short-term borrowings from the discount window at the Federal Reserve Bank of St. Louis and are typically extended for periods of 28 days or less.  Outstanding borrowings at September 30, 2009 and 2008 totaled $0 and $40.0 million, respectively.  The average balances of these borrowings were $71.7 million and $34.1 million, respectively, and the maximum month-end balances were $143.0 million and $112.0 million, respectively, for the years ended September 30, 2009 and 2008.  The average rates paid during the years ended September 30, 2009 and 2008 were 0.45% and 2.28%, respectively.

The Bank has the ability to borrow funds from the Federal Reserve under an agreement that assigns certain qualifying loans as collateral to secure the amounts borrowed.  At September 30, 2009, $201.8 million of commercial loans were assigned under this arrangement.  The assets underlying these borrowings are under the Bank’s physical control.  As of September 30, 2009, the Bank had approximately $131.1 million in additional borrowing capacity available to it under this arrangement.

12.	SUBORDINATED DEBENTURES

On March 30, 2004, Pulaski Financial Statutory Trust I (“Trust I”), a Connecticut statutory trust, issued $9.0 million of adjustable-rate preferred securities.  The proceeds from this issuance, along with the Company’s $279,000 capital contribution for Trust I’s common securities, were used to acquire $9.3 million aggregate principal amount of the Company’s floating rate junior subordinated deferrable interest debentures due in 2034 which constitute the sole asset of Trust I.  The interest rate on the debentures and the capital securities at September 30, 2009 was 2.99% and is adjustable quarterly at 2.70% over the three-month LIBOR.

The stated maturity of the Trust I debenture is June 17, 2034.  In addition, the Trust I debentures are subject to redemption at par at the option of the Company, subject to prior regulatory approval, in whole or in part on any interest payment date on or after June 17, 2009.

On December 15, 2004, Pulaski Financial Statutory Trust II (“Trust II”), a Delaware statutory trust, issued $10.0 million of adjustable-rate preferred securities.  The proceeds from this issuance, along with the Company’s $310,000 capital contribution for Trust II’s common securities, were used to acquire $10.3 million of the Company’s floating rate junior subordinated deferrable interest debentures due in 2034, which constitute the sole asset of Trust II.  The interest rate on the debentures and the capital securities at September 30, 2009 was 2.16% and is adjustable quarterly at 1.86% over the three-month LIBOR.

The stated maturity of the debentures held by Trust II is December 15, 2034.  In addition, the Trust II debentures are subject to redemption at par at the option of the Company, subject to prior regulatory approval, in whole or in part on any interest payment date on or after December 15, 2009.

13.	NOTE PAYABLE

The note payable at September 30, 2008 was a variable-rate obligation of the Company that was payable to a correspondent bank and was secured by all of the Bank’s common stock.  At September 30, 2008, outstanding borrowings under this note totaled $7.6 million.  The Company repaid these borrowings during the year ended September 30, 2009 using a portion of the proceeds from the sale of preferred stock to the U.S. Treasury.  Under the arrangement, the note was divided into two principal amounts of $5.0 million and $2.6 million at September 30, 2008 with variable interest rates equal to the one-month LIBOR rate plus 2.5%, or 5.00% at September 30, 2008, and the bank’s prime rate less 1.25%, or 3.75% at September 30, 2008, respectively.  Interest was payable quarterly.  The average balances of this borrowing were $2.3 million and $4.9 million, respectively, and the maximum month-end balances were $7.6 million and $7.7 million, respectively, for the years ended September 30, 2009 and 2008.  The average rates paid during the years ended September 30, 2009 and 2008 were 4.88% and 4.97%, respectively.

14.	INCOME TAXES

Income tax expense for the years ended September 30, 2009, 2008 and 2007 is summarized as follows:

	2009	2008	2007
Current:
Federal	$2,631,738	$3,577,591	$4,158,012
State	231,600	118,700	592,800
Deferred benefit	(1,233,593)	(3,011,846)	(249,519)
Total	$1,629,745	$684,445	$4,501,293

Income tax expense for the years ended September 30, 2009, 2008 and 2007 differs from that computed at the federal statutory rate of 34% as follows:

	2009		2008		2007
	Amount	%	Amount	%	Amount	%
Tax at statutory federal income tax rate	$2,280,280	34.0%	$1,214,884	34.0%	$4,584,537	34.0%
Non-taxable income from bank-owned life insurance	(369,476)	(5.5)	(351,042)	(9.8)	(345,376)	(2.5)
Non-taxable interest and dividends	(305,539)	(4.6)	(129,368)	(3.6)	(71,877)	(0.5)
State taxes, net of federal benefit	152,856	2.3	78,342	2.2	391,248	2.9
Other, net	(128,376)	(1.9)	(128,371)	(3.6)	(57,239)	(0.5)
Total	$1,629,745	24.3%	$684,445	19.2%	$4,501,293	33.4%

The components of deferred tax assets and liabilities are as follows:

	2009	2008
Deferred tax assets:
Allowance for loan losses	$7,884,406	$4,983,936
Restricted stock awards	267,247	155,128
Deferred compensation	1,573,761	1,403,395
Unrealized (losses) gains on securities available for sale	(118,151)	59,693
Equity investments	101,772	7,336
Capital loss carryover	-	2,007,637
Other	259,185	147,977
Total deferred tax assets	9,968,220	8,765,102

Deferred tax liabilities:
FHLB stock dividends	152,311	152,311
Core deposit intangible	92,378	137,405
Premises and equipment	391,008	369,081
Other	36,289	43,664
Total deferred tax liabilities	671,986	702,461

Net deferred tax assets	$9,296,234	$8,062,641

At September 30, 2009, the Company had $167,000 of unrecognized tax benefits, $134,000 of which would affect the effective tax rate if recognized.  The Company recognizes interest related to uncertain tax positions in income tax expense and classifies such interest and penalties in the liability for unrecognized tax benefits.  As of September 30, 2009, the Company had approximately $33,000 accrued for the payment of interest and penalties.  The tax years ended September 30, 2006 through 2009 remain open to examination by the taxing jurisdictions to which the Company is subject.

The aggregate changes in the balance of gross unrealized tax benefits, which excludes interest and penalties, for the year ended September 30, 2009 is as follows:

Balance at September 30, 2008	$139,000
Increases related to tax positions taken during a prior period	-
Decreases related to tax positions taken during a prior period	-
Increases related to tax positions taken during the current period	9,000
Decreases related to tax positions taken during the current period	-
Decreases related to settlements with taxing authorities	-
Decreases related to the expiration of the statute of limitations	(14,000)
Balance at September 30, 2009	$134,000

Retained earnings at September 30, 2009 included earnings of approximately $4.1 million representing tax bad debt deductions, net of actual bad debts and bad debt recoveries, for which no provision for federal income taxes has been made.  If these amounts are used for any purpose other than to absorb loan losses, they will be subject to federal income taxes at the then prevailing corporate rate.

A valuation allowance should be provided on deferred tax assets when it is more likely than not that some portion of the assets will not be realized.  The Company has not established a valuation allowance at September 30, 2009 or 2008 because management believes that all criteria for recognition have been met, including the existence of a history of taxes paid or qualifying tax planning strategies that are sufficient to support the realization of deferred tax assets.

15.	STOCKHOLDERS’ EQUITY

On January 16, 2009, as part of the U.S. Department of Treasury’s Capital Purchase Program, the Company issued 32,538 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, $1,000 per share liquidation preference, and a warrant to purchase up to 778,421 shares of the Company’s common stock for a period of ten years at an exercise price of $6.27 per share in exchange for $32.5 million in cash from the U.S. Department of Treasury.  The proceeds, net of issuance costs consisting primarily of legal fees, were allocated between the preferred stock and the warrant on a pro rata basis, based upon the estimated market values of the preferred stock and the warrants.  As a result, $2.2 million of the proceeds were allocated to the warrant, which increased additional paid-in capital from common stock.  The amount allocated to the warrant is considered a discount on the preferred stock and will be amortized using the level yield method over a five-year period through a charge to retained earnings.  Such amortization will not reduce net income, but will reduce income available for common shares.

The fair value of the preferred stock was estimated on the date of issuance by computing the present value of expected future cash flows using a risk-adjusted rate of return for similar securities of 12%.  The fair value of the warrant was estimated on the date of grant using the Black-Scholes option pricing model assuming a risk-free interest rate of 4.30%, expected volatility of 35.53% and a dividend yield of 4.50%.

The preferred stock pays cumulative dividends of 5% per year for the first five years and 9% per year thereafter.  After three years, the Company may, at its option, redeem the preferred stock at its liquidation preference plus accrued and unpaid dividends.  The securities purchase agreement between the Company and the U.S. Treasury limits, for three years, the rate of dividend payments on the Company’s common stock to the amount of its last quarterly cash dividend prior to participation in the program of $0.095 per share unless an increase is approved by the Treasury, limits the Company’s ability to repurchase its common stock for three years, and subjects the Company to certain executive compensation limitations included in the Emergency Economic Stabilization Act of 2008, as amended by the American Recovery and Reinvestment Act of 2009.

During fiscal 2009, the Company paid quarterly cash dividends on common stock of $0.095 per share on July 15, 2009, April 14, 2009, January 15, 2009 and October 13, 2008.  During fiscal 2008, the Company paid quarterly cash dividends on common stock of $0.095 per share on July 16, 2008 and $0.09 per share on April 14, 2008, January 14, 2008 and October 15, 2007.

During fiscal 2009, the Company withheld 6,873 shares for tax withholding on employees in benefit plans with a total value of $55,000. In addition, 77,084 shares were purchased to fund the Company’s equity trust plan with a total value of $442,000.

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

Quantitative measures that have been established by regulation to ensure capital adequacy require the Bank to maintain minimum capital amounts and ratios (set forth in the table below). The Bank’s primary regulatory agency, the Office of Thrift Supervision (“OTS”), requires that the Bank maintain minimum ratios, as defined in the regulations, of tangible capital of 1.5%, core capital of 4.0% and total risk-based capital of 8.0%.  The Bank is also subject to prompt corrective action capital requirement regulations set forth by the OTS.  As defined in the regulations, the OTS requires the Bank to maintain minimum total and Tier I capital to risk-weighted assets and Tier I capital to average assets.  The Bank met all capital adequacy requirements to which it was subject at September 30, 2009.

As of September 30, 2009, the most recent notification from the OTS categorized the Bank as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized,” the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table.  There are no conditions or events since that notification that management believes have changed the Bank’s category.

					To be Categorized as
					"Well Capitalized"
					Under Prompt
			For Capital		Corrective Action
	Actual		Adequacy Purposes		Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)
As of September 30, 2009:
Tangible capital (to total assets)	$128,750	9.19%	$21,004	1.50%	N/A	N/A
Total risk-based capital (to risk-weighted assets)	143,297	12.33%	92,943	8.00%	$116,179	10.00%
Tier I risk-based capital (to risk-weighted assets)	128,750	11.08%	N/A	N/A	69,707	6.00%
Tier I leverage capital (to average assets)	128,750	9.19%	56,010	4.00%	70,012	5.00%

As of September 30, 2008:
Tangible capital (to total assets)	$102,884	7.93%	$19,471	1.50%	N/A	N/A
Total risk-based capital (to risk-weighted assets)	114,838	10.59%	86,769	8.00%	$108,462	10.00%
Tier I risk-based capital (to risk-weighted assets)	102,884	9.49%	N/A	N/A	65,077	6.00%
Tier I leverage capital (to average assets)	102,884	7.93%	51,923	4.00%	64,904	5.00%

A reconciliation of the Bank’s Tier I stockholders’ equity and regulatory risk-based capital at September 30, 2009 follows:

(in thousands)
Tier I stockholders’ equity	$133,201
Deduct:
Intangible assets	(4,182)
Disallowed servicing rights	(76)
Add:
Unrealized gains on available for sale securities	(193)
Tangible capital	128,750
Add:
General valuation allowances	14,547
Total risk-based capital	$143,297

The Bank is prohibited from paying cash dividends if the effect thereof would be to reduce the regulatory capital of the Bank below the amount required for the liquidation account that the Bank established in connection with the consummation of the conversion from the mutual holding company structure on December 2, 1998.

OTS regulations impose limitations upon payment of capital distributions to the Company.  Under the regulations, the prior approval of the OTS is required prior to any capital distribution if the total capital distributions for the calendar year exceed net income for that year plus the amount of retained net income for the preceding two years or the Bank would be undercapitalized following the distribution.  None of the Bank’s dividend payments to the Company during the three years ended September 30, 2009 were in excess of the amounts that required prior approval of the OTS.

17.	EMPLOYEE BENEFITS

The Company maintains shareholder-approved, stock-based incentive plans, which permit the granting of options to purchase common stock of the Company and awards of restricted shares of common stock.  All employees, non-employee directors and consultants of the Company and its affiliates are eligible to receive awards under the plans.  The plans authorize the granting of awards in the form of options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code, options that do not so qualify (non-statutory stock options) and granting of restricted shares of common stock.  Stock option awards are generally granted with an exercise price equal to the market value of the Company’s shares at the date of grant and generally vest over a period of three to five years.  Generally, option and share awards provide for accelerated vesting if there is a change in control (as defined in the plans). As a participant in the U.S. Department of Treasury’s Capital Purchase Program, certain employees are prohibited from receiving golden parachute payments while the Company has any outstanding funds related to the program.  Under the Treasury’s guidelines, golden parachute payments are defined to include any payment due to a change in control of the Company, which includes the acceleration of vesting in stock-based incentive plans due to the departure or change in control.  Accordingly, the affected employees have signed agreements to forfeit the right to accelerated vesting while any funds related to the Treasury’s program are outstanding.  The exercise period for all stock options generally may not exceed 10 years from the date of grant.  Shares used to satisfy stock awards and stock option exercises are generally issued from treasury stock.  At September 30, 2009, the Company had 475,200 reserved but unissued shares that can be awarded in the form of stock options or restricted share awards.

Restricted Stock Awards - A summary of the Company’s restricted stock awards as of and for the years ended September 30, 2009, 2008 and 2007 is as follows:

	2009		2008		2007
		Weighted		Weighted		Weighted
		Average		Average		Average
		Grant-Date		Grant-Date		Grant-Date
	Number	Fair Value	Number	Fair Value	Number	Fair Value
Nonvested at beginning of year	667	$13.20	3,105	$10.21	5,543	$9.85
Granted	24,327	4.83	-	-	-	-
Vested	(517)	13.26	(2,438)	9.39	(2,438)	9.39
Forfeited	-	-	-	-	-	-
Nonvested at end of year	24,477	$4.88	667	$13.20	3,105	$10.21

Stock Option Awards - A summary of the Company’s stock option program as of and for the years ended September 30, 2009, 2008 and 2007 is as follows:

	2009				2008		2007
				Weighted
		Weighted		Average		Weighted		Weighted
		Average	Aggregate	Remaining		Average		Average
		Exercise	Intrinsic	Contractual		Exercise		Exercise
	Number	Price	Value	Life (years)	Number	Price	Number	Price
Outstanding at beginning of year	788,233	$10.38			780,008	$8.51	824,800	$8.23
Granted	201,100	7.27			330,550	11.44	44,500	15.20
Exercised	(23,827)	4.45			(245,542)	4.70	(60,567)	6.54
Forfeited	(35,200)	11.53			(76,783)	14.05	(28,725)	15.09
Outstanding at end of year	930,306	$9.82	$668,737	6.4	788,233	$10.38	780,008	$8.51

Exercisable at end of year	487,868	$9.28	$581,775	4.4	380,522	$8.24	573,486	$6.37

The weighted-average fair value per share of options and awards granted during the years ended September 30, 2009, 2008 and 2007 was $1.82, $2.98 and $4.15, respectively.  Cash received from stock options exercised totaled $161,000, $1.2 million and $396,000 during the years ended September 30, 2009, 2008 and 2007, respectively.  The total intrinsic value of stock options exercised totaled $669,000, $1.5 million and $566,000 during the years ended September 30, 2009, 2008 and 2007, respectively.  Senior officers and directors exercised 22,215 options during the year ended September 30, 2009. In order for an awardee to meet a tax obligation for restricted shares, 331 shares were withheld by the Company.

The following is a summary of the options outstanding at September 30, 2009:

			Outstanding			Exercisable
				Weighted Average	Weighted		Weighted
Range of				Remaining	Average		Average
Exercise Prices			Number	Contractual Life (yrs)	Exercise Price	Number	Exercise Price
$2.70	-	$5.45	100,400	1.82	$3.39	86,400	$3.08
5.55	-	6.12	101,911	3.08	5.77	93,311	5.76
6.15	-	6.75	66,000	7.18	6.57	22,500	6.45
7.70	-	7.70	116,000	9.09	7.70	32,000	7.70
8.36	-	10.96	102,357	7.15	9.81	46,307	9.89
11.00	-	11.25	122,000	8.29	11.16	28,000	11.16
11.52	-	12.80	34,400	6.22	11.90	23,400	11.95
12.84	-	12.84	100,000	8.58	12.84	20,000	12.84
12.86	-	15.36	98,838	5.55	13.54	77,450	13.42
15.51	-	18.70	88,400	5.99	16.77	58,500	16.88
$2.70	-	$18.70	930,306	6.36	$9.82	487,868	$9.28

A summary of total stock-based compensation expense for the years ended September 30, 2009, 2008 and 2007 follows:

	2009	2008	2007
Total expense:
Pre-tax	$491,000	$465,000	$307,000
After-tax	304,500	293,000	197,000
Earnings per share:
Basic	$0.03	$0.03	$0.03
Diluted	0.03	0.03	0.03

As of September 30, 2009, the total unrecognized compensation expense related to non-vested stock options and restricted stock awards was approximately $948,000 and $86,000, respectively, and the related weighted average period over which it is expected to be recognized is approximately 2.6 and 2.4 years, respectively.

The fair value of stock options granted in 2009, 2008 and 2007 was estimated on the date of grant using the Black-Scholes option pricing model with the following average assumptions:

	2009	2008	2007

Risk-free interest rate	4.30%	4.22%	4.56%
Expected volatility	35.53%	27.83%	27.50%
Expected life in years	5.4	5.5	5.7
Dividend yield	4.50%	2.28%	2.13%
Expected forfeiture rate	3.37%	1.28%	1.24%

Equity Trust Plan - The Company maintains an Equity Trust Plan for the benefit of key loan officers and sales staff.  The plan is designed to recruit and retain top-performing loan officers and other key revenue-producing employees who are instrumental to the Company’s success.  The plan allows the recipients to defer a percentage of commissions earned into a rabbi trust for the benefit of the participants.  The assets of the trust are limited to the purchase of Company shares in the open market and cash.  Awards generally vest over a period of three to five years, and the participants will forgo any accrued but unvested benefits if they voluntarily leave the Company.  At September 30, 2009, 284,158 shares had been purchased on behalf of the participants at an average price of $12.29.  Shares distributed to participants during the fiscal year were 19,918 with a market value at the time of distribution totaling $159,000, and 6,542 shares were withheld by the Company in order for the distribution recipients to meet their tax obligations. Vested shares in the plan are treated as issued and outstanding when computing basic and diluted earnings per share, whereas unvested shares are treated as issued and outstanding only when computing diluted earnings per share.

KSOP – Effective September 1, 2008, the Bank merged its 401(k) savings plan and its employee stock ownership plan into the Pulaski Bank Savings and Ownership Plan (the “KSOP”) to provide greater investment alternatives to plan participants and to reduce administrative expenses.  The Bank matches 75% of each participant’s contribution up to a maximum of 5% of salary.  The Bank’s contributions to this plan were $658,000, $591,000 and $573,000 for the years ended September 30, 2009, 2008 and 2007, respectively.

Supplemental Retirement Agreement - In January 1998, the Bank entered into a supplemental retirement benefit agreement with its former chief executive officer (“CEO”). Under the terms of the agreement, the former CEO is entitled to receive $2,473 monthly, for a period of 15 years commencing upon his retirement.  The net present value of these payments is reflected in other liabilities and totaled $83,000, $105,000 and $126,000 at September 30, 2009, 2008 and 2007, respectively. Compensation expense under this agreement totaled approximately $7,000, $9,000 and $10,000 for the years ended September 30, 2009, 2008 and 2007, respectively.

Employment Agreements - The Company and the Bank maintain an employment agreement with the CEO.  The initial term of the agreement is three years.  Commencing on the first anniversary of the effective date of May 1, 2008, the term of the agreement decreased to two years.  Under the agreement, the Bank pays the CEO a base salary, which is reviewed at least annually and may be increased at the discretion of the Board of Directors.  In addition, the CEO received a stock option grant on the effective date covering 100,000 shares of the Company’s common stock at an exercise price of $12.84 per share, which vests ratably over a period of five years. The CEO is also entitled to receive health and welfare benefits provided to other Company and Bank employees.  Additionally, the agreement provides for severance payments and continued medical coverage for 24 months if employment is terminated following a change in control or upon an event of termination as defined in the agreement.  In the event of a change in control and subsequent termination of employment, the CEO will receive a lump-sum payment equal to two times his average annual compensation computed using his base pay rate at the date of termination plus any bonus or incentive compensation earned by him in the prior fiscal year.  The lump-sum payment will include an amount for any required excise tax due under the Internal Revenue Code of 1986.  The agreement also prohibits the CEO from soliciting the services of any of the Company’s employees, and from competing with the Company, for a period of two years after termination.  As a participant in the U.S. Department of Treasury’s Capital Purchase Program, certain employees are prohibited from receiving golden parachute payments while the preferred stock issued pursuant to the Capital Purchase Program remains outstanding.  Under the Treasury’s guidelines, golden parachute payments are defined to include any payment due to a change in control of the Company or an event of the employee’s termination.  Accordingly, the CEO has signed an agreement to forfeit the right to receive the lump-sum separation payment under this agreement while the preferred stock issued pursuant to the Capital Purchase Program remains outstanding.

Separation and Release Agreement - The Company entered into a separation and release agreement with its former CEO in conjunction with his separation from the Company on May 1, 2008.  Under the agreement, the former CEO received a lump-sum payment of $1,450,000 and will continue to participate in the Bank’s health, life and disability insurance programs, at the Bank’s expense, for a period of 36 months from the separation date.  The agreement also provides that the former CEO will continue to serve as a member of the Board of Directors of the Bank and the Company until his current terms expire and will receive compensation for such service in the same manner and to the same extent as other non-employee directors.  In addition, the agreement provides that the former CEO will serve as a consultant to the Company for 36 months following his separation date and shall receive an annual retainer of $100,000 for such service.  The lump-sum payment was charged to salaries and employee benefits expense when paid.  The annual retainer fee and expenses associated with the health, life and disability insurance programs will be charged to salaries and employee benefits expense as they are earned over the term of the agreement.

18.	CONTINGENCIES

The Company is a defendant in legal actions arising from normal business activities.  Management, after consultation with counsel, believes that the resolution of these actions will not have any material adverse effect on the Company’s consolidated financial statements.

19.	DERIVATIVES

The Company originates and purchases derivative financial instruments, including interest rate lock commitments, forward contracts to sell mortgage-backed securities and interest rate swaps.  Derivative financial instruments originated by the Company consist of interest rate lock commitments to originate residential loans.  At September 30, 2009, the Company had issued $147.8 million of unexpired interest rate lock commitments to loan customers compared to $116.5 million of unexpired commitments at September 30, 2008.  The Company typically economically hedges interest rate lock commitments by obtaining a corresponding best-efforts lock commitment with an investor to sell the loan at an agreed upon price.

Interest Rate Swaps - The Company entered into $80.0 million of interest rate swap agreements in November 2004, which were designed to convert the fixed rates paid on certain brokered certificates of deposit into variable, LIBOR-based rates.  The swap agreements resulted in the counterparty paying a fixed rate to the Company while the Company paid a variable, LIBOR-based rate to the counterparty.  The Company designated such interest rate swaps as fair value hedges of $80.0 million of the fixed-rate, brokered certificates of deposit using long-haul, fair-value, hedge accounting.  All interest-rate swap agreements outstanding were called by the counterparties during the year ended September 30, 2008 due to the declining interest rate environment. The net amounts recognized on fair value hedges were gains of $396,000 for the year ended September 30, 2008.

The gross amounts of interest paid to and received from the counterparty under the swap agreements and the related average interest rates during the year ended September 30, 2008 are summarized as follows:

2008
Interest paid (variable rate):
Total amount (000s)	$1,824.9
Average interest rate	4.46%

Interest received (fixed rate):
Total amount (000s)	$2,103.9
Average interest rate	3.86%

The Company entered into two $14 million notional value interest-rate swap contracts during 2008 totaling $28 million notional value.  These contracts supported a $14 million, variable-rate, commercial loan relationship and were used to allow the commercial loan customer to pay a fixed interest rate to the Company, while the Company, in turn, charged the customer a floating interest rate on the loan.  Under the terms of the swap contract between the Company and the loan customer, the customer pays the Company a fixed interest rate of 6.58%, while the Company pays the customer a variable interest rate of one-month LIBOR plus 2.30%.  Under the terms of a similar but separate swap contract between the Company and a major securities broker, the Company pays the broker a fixed interest rate of 6.58%, while the broker pays the Company a variable interest rate of one-month LIBOR plus 2.30%.  The two contracts have identical terms except for the interest rates and are scheduled to mature on May 15, 2015.  While these two swap derivatives generally work together as an interest-rate hedge, the Company has not designated them for hedge treatment.  Consequently, both derivatives are marked to fair value through either a charge or credit to current earnings.

The fair values of these contracts recorded in the consolidated balance sheets are summarized as follows:

	September 30,
	2009	2008
Fair value recorded in other assets	$1,170,000	$70,000
Fair value recorded in other liabilities	1,170,000	70,000

The gross gains and losses on these contracts recorded in non-interest expense in the consolidated statements of income and comprehensive income for the years ended September 30, 2009 and 2008 are summarized as follows:

	September 30,
	2009	2008

Gross losses on derivative financial assets	$1,100,000	$70,000
Gross gains on derivative financial liabilities	(1,100,000)	(70,000)
Net gain or loss	$-	$-

20.	FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers by issuing commitments to extend credit.  Such commitments are agreements to lend to a customer provided there is no violation of any condition established in the contract. These commitments generally have fixed expiration dates or other termination clauses and may require the borrower to pay a fee. The Company evaluates each customer’s creditworthiness on a case-by-case basis.

At September 30, 2009, the Company had firm commitments to originate loans of approximately $147.8 million, of which $94.2 million were committed to be sold.  Of the remaining $53.6 million, $7.5 million were in the process of being committed and $42.6 million were commercial loans originated for portfolio. At September 30, 2008, the Company had firm commitments to originate loans of approximately $116.5 million, of which $65.4 million were committed to be sold. Additionally, the Company had outstanding commitments to borrowers under unused equity lines of credit, commercial lines of credit and consumer lines of credit totaling $183.2 million, $74.2 million and $858,000, respectively, at September 30, 2009 compared to $235.9 million, $53.8 million and $258,000, respectively, at September 30, 2008.

At September 30, 2009 and 2008, the Company had loans receivable held for sale totaling $109.1 million and $72.0 million, respectively, substantially all of which were under firm commitments to be sold on a best-efforts basis.  Any unrealized loss on these commitment obligations is considered in conjunction with the Company’s lower of cost or market valuation of its loans held for sale.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party.  These standby letters of credit are primarily issued for a fee to support contractual obligations of the Company’s customers.  The credit risk involved with issuing letters of credit is essentially the same as the risk involved in extending loans to customers. At September 30, 2009, the Company had 57 letters of credit totaling approximately $12.2 million due to expire no later than June 2015 compared to 56 letters of credit totaling approximately $11.1 million due to expire no later than September 2012 at September 30, 2008.

21.	FAIR VALUE MEASUREMENTS

Effective October 1, 2008, the Company adopted the provisions of Accounting Standards Codification TM (“ASC”) Topic 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  A fair value measurement should reflect all of the assumptions that market participants would use in pricing the asset or liability, including assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset, and the risk of non-performance.

A three-level hierarchy for valuation techniques is used to measure financial assets and financial liabilities at fair value.  This hierarchy is based on whether the valuation inputs are observable or unobservable. Financial instrument valuations are considered Level 1 when they are based on quoted prices in active markets for identical assets or liabilities.  Level 2 financial instrument valuations use quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.  Financial instrument valuations are considered Level 3 when they are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable, and when determination of the fair value requires significant management judgment or estimation.  ASC Topic 820 also provides guidance on determining fair value when the volume and level of activity for the asset or liability has significantly decreased and on identifying circumstances when a transaction may not be considered orderly.

The following disclosures exclude certain non-financial assets and liabilities, which are deferred under the provisions of ASC Topic 820.  Such non-financial assets include foreclosed real estate, long-lived assets and goodwill, which are written down to fair value if considered impaired.  The deferral of these disclosures is intended to allow additional time to consider the effect of various implementation issues relating to these non-financial assets and liabilities, and defers disclosures required by ASC Topic 820 until the Company’s fiscal year beginning October 1, 2009.  The Company does not expect the adoption of the remaining provisions of ASC Topic 820 to have a material effect on its financial statements.

The Company records securities available for sale and derivative financial instruments at their fair values on a recurring basis.  Additionally, the Company records other assets at their fair values on a nonrecurring basis, such as loans held for sale, loans held for investment and certain other assets.  These nonrecurring fair value adjustments typically involve application of lower-of-cost-or-market accounting or impairment write-downs of individual assets.  The following is a general description of the methods used to value such assets.

Equity Securities Available for Sale.  The fair values of equity securities available for sale are generally based on quoted market prices or market prices for similar assets.  However, non-public investments are initially valued at transaction price and subsequently adjusted when evidence is available to support such adjustments.

Debt and Mortgage-Backed Securities Available for Sale.  The fair values of debt and mortgage-backed securities available for sale are generally based on quoted market prices or market prices for similar assets.

Interest Rate Swap Assets and Liabilities.  The fair values of interest rate swap assets and liabilities are generally based on the income approach to value using observable Level II market expectations at measurement date and standard quantitative valuation techniques to convert future amounts to a single present amount (discounted) assuming that participants are motivated, but not compelled to transact.  Level II inputs for the swap valuations are limited to quoted prices for similar assets or liabilities in active markets (specifically futures contracts on LIBOR for the first two years) and inputs other than quoted prices that are observable for the asset or liability (specifically LIBOR cash and swap rates, LIBOR basis spreads, volatilities, and credit risk at commonly quoted intervals). Mid-market pricing is used as a practical expedient for fair value measurements.

Loans Held for Sale.  The fair values of loans held for sale are generally based on commitment sales prices obtained from the Company’s investors.

Impaired Loans.  The fair values of impaired loans are generally based on market prices for similar assets determined through independent appraisals (Level 2 valuations) or discounted values of independent appraisals or brokers’ opinions of value (Level 3 valuations).

Assets and liabilities that were recorded at fair value on a recurring basis at September 30, 2009 and the level of inputs used to determine their fair values are summarized below:

	Carrying Value at September 30, 2009
		Fair Value Measurements Using
	Total	Level 1	Level 2	Level 3
	(In thousands)
Assets:
Equity securities available for sale	$589	$-	$589	$-
Debt securities available for sale	1,997	-	1,997	-
Mortgage-backed securities available for sale	16,087	-	16,087	-
Interest-rate swap	1,170	-	1,170	-
Total assets	$19,843	$-	$19,843	$-
Liabilities:
Interest-rate swap	$1,170	$-	$1,170	$-
Total liabilities	$1,170	$-	$1,170	$-

Assets that were recorded at fair value on a non-recurring basis at September 30, 2009 and the level of inputs used to determine their fair values are summarized below:

					Total Losses
					Recognized in
	Carrying Value at September 30, 2009				the Year Ended
		Fair Value Measurements Using			September 30,
	Total	Level 1	Level 2	Level 3	2009
	(In thousands)
Assets:
Loans held for sale	$2,096	$-	$2,096	$-	$-
Impaired loans	58,951	-	22,917	36,034	6,015
Total assets	$61,047	$-	$25,013	$36,034	$6,015

22.	FAIR VALUES OF FINANCIAL INSTRUMENTS

Estimated fair values of financial instruments have been estimated by the Company using available market information and appropriate valuation methodologies, including those described in Note 21. However, considerable judgment is necessarily required to interpret market data used to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company might realize in a current market exchange.  The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair value amounts.

The fair value estimates presented herein are based on pertinent information available to management as of September 30, 2009 and 2008. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date.  Therefore, current estimates of fair value may differ significantly from the amounts presented herein.

Carrying values and estimated fair values at September 30, 2009 and 2008 are summarized as follows:

	2009		2008
		Estimated		Estimated
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
ASSETS:
Cash and cash equivalents	$37,451,000	$37,451,000	$29,078,000	$29,078,000
Debt securities - AFS	1,997,000	1,997,000	-	-
Equity securities - AFS	589,000	589,000	733,000	733,000
Capital stock of FHLB	11,650,000	11,650,000	10,896,000	10,896,000
Mortgage-backed securities - HTM	12,078,000	12,375,000	15,744,000	15,608,000
Mortgage-backed securities - AFS	16,087,000	16,087,000	10,181,000	10,181,000
Loans held for sale	109,130,000	111,247,000	71,966,000	73,189,000
Loans receivable	1,132,095,000	1,158,721,000	1,088,737,000	1,102,715,000
Accrued interest receivable	4,907,000	4,907,000	5,615,000	5,615,000
Interest-rate swap assets	1,170,000	1,170,000	70	70

LIABILITIES:
Deposits transaction accounts	649,289,000	649,289,000	430,072,000	430,072,000
Certificates of deposit	542,341,000	550,175,000	485,239,000	485,413,000
Advances from the FHLB	61,000,000	62,759,000	210,600,000	210,269,000
Borrowings from the Federal Reserve Bank	-	-	40,000,000	40,000,000
Note payable	-	-	7,640,000	7,640,000
Subordinated debentures	19,589,000	19,591,000	19,589,000	17,051,000
Accrued interest payable	1,035,000	1,035,000	1,506,000	1,506,000
Due to other banks	-	-	14,378,000	14,378,000
Interest-rate swap liabilities	1,170,000	1,170,000	70	70

	2009		2008
	Contract	Estimated	Contract	Estimated
	or Notional	Fair	or Notional	Fair
	Amount	Value	Amount	Value
OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS:
Commitments to originate residential first and second mortgage loans	$105,157,000	$-	$69,896,000	$-
Commitments to originate commercial mortgage loans	41,027,000	-	35,853,000	-
Commitments to originate non-mortgage loans	1,600,000	-	10,792,000	-
Unused lines of credit	258,249,000	-	290,018,000	-

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

Capital Stock of the Federal Home Loan Bank - The carrying amount represents redemption value, which approximates fair value.

Loans Held for Sale - The fair values of loans held for sale are based on commitment sales prices obtained from the Company’s investors.

Loans Receivable - The fair value of loans receivable is estimated based on present values using applicable risk-adjusted spreads to the U. S. Treasury curve to approximate current interest rates applicable to each category of such financial instruments. No adjustment was made to the interest rates for changes in credit risk of performing loans where there are no known credit concerns. Management segregates loans in appropriate risk categories. Management believes that the risk factor embedded in the interest rates along with the allowance for loan losses applicable to the performing loan portfolio results in a fair valuation of such loans.  The fair values of impaired loans are generally based on market prices for similar assets determined through independent appraisals or discounted values of independent appraisals and brokers’ opinions of value.

Accrued Interest Receivable - The carrying value approximates fair value.

Interest-Rate Swap Assets - The fair value is based on quoted market prices by an independent valuation service.

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

Borrowings from the Federal Reserve Bank - The carrying value approximates fair value.

Note Payable - The carrying value approximates fair value since it is a variable rate obligation.

Due to Other Banks - The carrying value approximates fair value since the amounts are generally settled in cash on the next business day.

Subordinated Debentures - The estimated fair values of subordinated debentures are determined by discounting the estimated future cash flows using rates currently available on debentures having similar characteristics.

Accrued Interest Payable - The carrying value approximates fair value.

Interest-Rate Swap Liabilities - The fair value is based on quoted market prices by an independent valuation service.

Off-Balance-Sheet Items - The estimated fair value of commitments to originate or purchase loans is based on the fees currently charged to enter into similar agreements and the difference between current levels of interest rates and the committed rates. The Company believes such commitments have been made on terms that are competitive in the markets in which it operates; however, no premium or discount is offered thereon, and accordingly, the Company has not assigned a value to such instruments for purposes of this disclosure.

23.	IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 141(R), Business Combinations, which was subsequently incorporated into Accounting Standards Codification TM (“ASC”) Topic 805, Business Combinations, significantly changing how entities apply the acquisition method to business combinations. The most significant changes affecting how entities account for business combinations under ASC Topic 805 include: (a) the acquisition date is the date the acquirer obtains control; (b) all (and only) identifiable assets acquired, liabilities assumed, and non-controlling interests in the acquiree are stated at fair value on the acquisition date; (c) assets or liabilities arising from non-contractual contingencies are measured at their acquisition date fair value only if it is more likely than not that they meet the definition of an asset or liability on the acquisition date; (d) adjustments subsequently made to the provisional amounts recorded on the acquisition date are made retroactively during a measurement period not to exceed one year; (e) acquisition-related restructuring costs that do not meet the criteria in SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which was subsequently incorporated into ASC Topic 420, Exit or Disposal Cost Obligations, are expensed as incurred; (f) transaction costs are expensed as incurred; (g) reversals of deferred income tax valuation allowances and income tax contingencies are recognized in earnings subsequent to the measurement period; and (h) the allowance for loan losses of an acquiree is not permitted to be recognized by the acquirer. Additionally, ASC Topic 805 requires new and modified disclosures surrounding subsequent changes to acquisition-related contingencies, contingent consideration, non-controlling interests, acquisition-related transaction costs, fair values and cash flows not expected to be collected for acquired loans, and an enhanced goodwill rollforward. ASC Topic 805 is effective for all business combinations completed on or after January 1, 2009. For business combinations in which the acquisition date was before the effective date, the provisions of ASC Topic 805 apply to the subsequent accounting for deferred income tax valuation allowances and income tax contingencies and will require any changes in those amounts to be recorded in earnings. The adoption of ASC Topic 805 did not have a material impact on the Company’s financial condition, results of operations or the disclosures that are presented in its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB 51, which was subsequently incorporated into ASC Topic 810, Consolidation. ASC Topic 810 establishes new accounting and reporting standards for noncontrolling interests in a subsidiary and for the deconsolidation of a subsidiary. ASC Topic 810 requires entities to classify noncontrolling interests as a component of stockholders’ equity and requires subsequent changes in ownership interests in a subsidiary to be accounted for as an equity transaction. Additionally, ASC Topic 810 requires entities to recognize a gain or loss upon the loss of control of a subsidiary and to remeasure any ownership interest retained at fair value on that date. ASC Topic 810 also requires expanded disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. ASC Topic 810 is effective on a prospective basis for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, except for the presentation and disclosure requirements, which are required to be applied retrospectively. The implementation of ASC Topic 810 did not have a material impact on the Company’s financial condition or results of operations.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an Amendment of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which was subsequently incorporated into ASC Topic 815, Derivatives and Hedging. ASC Topic 815 requires entities to provide greater transparency about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under ASC Topic 815 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, results of operations and cash flows. To meet those objectives, ASC Topic 815 requires (1) qualitative disclosures about objectives for using derivatives by primary underlying risk exposure and by purpose or strategy (fair value hedge, cash flow hedge, and non-hedges), (2) information about the volume of derivative activity in a flexible format that the preparer believes is the most relevant and practicable, (3) tabular disclosures about balance sheet location and gross fair value amounts of derivative instruments, income statement and other comprehensive income location of gain and loss amounts on derivative instruments by type of contract, and (4) disclosures about credit-risk related contingent features in derivative agreements. ASC Topic 815 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The implementation of ASC Topic 815 did not have a material impact on the Company’s financial condition or results of operations.

In April 2009, the FASB issued FASB Staff Position (“FSP”) SFAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, which was subsequently incorporated into ASC Topic 820, Fair Value Measurements and Disclosures. ASC Topic 820 affirms that the definition of fair value, when the market for an asset is not active, is the price that would be received to sell the asset in an orderly transaction, and clarifies and includes additional factors for determining whether there has been a significant decrease in market activity for an asset when the market for that asset is not active. ASC Topic 820 requires an entity to base its conclusion about whether a transaction was not orderly on the weight of the evidence. ASC Topic 820 also amended existing accounting guidance to expand certain disclosure requirements. ASC Topic 820 is effective for interim and annual periods ending after June 15, 2009 and is applied prospectively. The adoption of the provisions of ASC Topic 820 during the quarter ended June 30, 2009 did not have a material impact on the Company’s financial condition or results of operations.

In April 2009, the FASB issued FSP SFAS 115-2 and SFAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments, which was subsequently incorporated into ASC Topic 320, Investments – Debt and Equity Securities. This ASC Topic (i) changes existing guidance for determining whether an impairment is other than temporary to debt securities and (ii) replaces the existing requirement that the entity’s management assert it has both the intent and ability to hold an impaired security until recovery with a requirement that management assert: (a) it does not have the intent to sell the security; and (b) it is more likely than not it will not have to sell the security before recovery of its cost basis. Under ASC Topic 320, declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses to the extent the impairment is related to credit losses. The amount of the impairment related to other factors is recognized in other comprehensive income. The provisions of ASC Topic 320 are effective for interim and annual periods ending after June 15, 2009 and are applied prospectively. The adoption of the provisions of ASC Topic 320 during the quarter ended June 30, 2009 did not have a material impact on the Company’s financial condition or results of operations.

In April 2009, the FASB issued FSP SFAS 107-1 and Accounting Principles Board Opinion 28-1, Interim Disclosures about Fair Value of Financial Instruments, which were subsequently incorporated into ASC Topic 825, Financial Instruments. This ASC Topic amends the existing guidance to require an entity to provide disclosures about fair value of financial instruments in interim financial information and to require those disclosures in summarized financial information at interim reporting periods. Under ASC Topic 825, a publicly traded company shall include disclosures about the fair value of its financial instruments whenever it issues summarized financial information for interim reporting periods. In addition, entities must disclose, in the body or in the accompanying notes of its summarized financial information for interim reporting periods and in its financial statements for annual reporting periods, the fair value of all financial instruments for which it is practicable to estimate that value, whether recognized or not recognized in the statement of financial position, as required by ASC Topic 825. ASC Topic 825 is effective for interim periods ending after June 15, 2009 and is applied prospectively. The adoption of the provisions of ASC Topic 825 during the quarter ended June 30, 2009 did not have a material impact on the Company’s financial condition or results of operations.

In May 2009, the FASB issued SFAS No. 165, Subsequent Events, which was subsequently incorporated into ASC Topic 855, Subsequent Events. ASC Topic 855 incorporates accounting and disclosure requirements related to subsequent events into U.S. generally accepted accounting principles (“GAAP) making management directly responsible for subsequent-events accounting and disclosure. ASC Topic 855 sets forth: (a) the period after the balance sheet date during which management shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (b) the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements; and (c) the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. The requirements for subsequent-events accounting and disclosure are not significantly different from those in auditing standards. ASC Topic 855 is effective for interim and annual periods ending after June 15, 2009. The adoption of the provisions of ASC Topic 855 during the quarter ended June 30, 2009 did not have a material impact on the Company’s financial condition or results of operations.

In June 2009, the FASB issued SFAS No. 166, Accounting for Transfers of Financial Assets, an Amendment of SFAS No. 140 – Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which was subsequently incorporated into ASC Topic 860, Transfers and Servicing. SFAS No. 166 amends ASC Topic 860 and requires more information about transfers of financial assets, including securitization transactions and where companies have continuing exposure to the risks related to transferred financial assets. It eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets and requires additional disclosures. SFAS No. 166 is effective for the annual period beginning after November 15, 2009 and for interim periods within the first annual reporting period, and must be applied to transfers occurring on or after the effective date. Management is currently evaluating the requirements of this Topic, which are not expected to have a material impact on the Company’s financial condition or results of operations.

In June 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R). SFAS No. 167 amends FIN 46(R), Consolidation of Variable Interest Entities, which was subsequently incorporated into ASC Topic 810, Consolidation, to change how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated, and requires additional disclosures about involvement with variable interest entities, any significant changes in risk exposure due to that involvement and how that involvement affects the company’s financial statements. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. The provisions of this Topic are effective for the annual period beginning after November 15, 2009 and for interim periods within the first annual reporting period. Management is currently evaluating the requirements of this Topic, which are not expected to have a material impact on the Company’s financial condition or results of operations.

In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles, a Replacement of SFAS No. 162 – The Hierarchy of Generally Accepted Accounting Principles, which was subsequently incorporated into ASC Topic 105, Generally Accepted Accounting Principles. The ASC establishes the source of authoritative GAAP recognized by the FASB to be applied by non-governmental entities. Rules and interpretive releases of the United States Securities and Exchange Commission (“SEC”) under authority of federal securities laws, are also sources of authoritative GAAP for SEC registrants. The ASC supersedes all then-existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the ASC will become non-authoritative. ASC Topic 105 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The implementation of the ASC during the quarterly period ended September 30, 2009 did not have a material impact on the Company’s financial condition or results of operations.

24.	SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The results of operations by quarter for 2009 and 2008 were as follows:

	First	Second	Third	Fourth
Year Ended September 30, 2009	Quarter	Quarter	Quarter	Quarter

Interest income	$16,834,712	$16,657,028	$17,495,226	$16,859,169
Interest expense	7,721,257	6,575,311	6,092,810	5,825,981
Net interest income	9,113,455	10,081,717	11,402,416	11,033,188
Provision for loan losses	4,691,578	5,664,407	6,154,000	6,520,700
Net interest income after
loan loss provision	4,421,877	4,417,310	5,248,416	4,512,488
Non-interest income	3,381,361	5,940,313	6,103,554	4,118,566
Non-interest expense	6,940,525	7,822,710	8,561,559	8,112,384
Income before taxes	862,713	2,534,913	2,790,411	518,670
Income tax expense (benefit)	296,856	761,910	775,624	(204,645)
Net income	$565,857	$1,773,003	$2,014,787	$723,315
Income available to common shares	$565,857	$1,535,393	$1,501,133	$209,286
Earnings per common share - basic	$0.06	$0.15	$0.15	$0.01
Earnings per common share - diluted	$0.06	$0.15	$0.14	$0.02
Weighted average common shares
outstanding - basic	10,114,506	10,153,221	10,200,321	10,246,356
Weighted average common shares
outstanding - diluted	10,274,626	10,283,324	10,395,653	10,550,782

	First	Second	Third	Fourth
Year Ended September 30, 2008	Quarter	Quarter	Quarter	Quarter

Interest income	$19,370,147	$18,988,843	$17,676,509	$17,230,048
Interest expense	11,168,654	10,125,021	8,168,527	8,190,757
Net interest income	8,201,493	8,863,822	9,507,982	9,039,291
Provision for loan losses	1,032,551	1,728,140	2,140,974	2,832,976
Net interest income after
loan loss provision	7,168,942	7,135,682	7,367,008	6,206,315
Non-interest income	2,978,526	3,842,570	3,254,656	(5,065,159)
Non-interest expense	6,280,016	6,916,229	8,277,108	7,841,998
Income (loss) before taxes	3,867,452	4,062,023	2,344,556	(6,700,842)
Income tax expense (benefit)	1,135,300	1,513,742	685,260	(2,649,857)
Net income (loss)	$2,732,152	$2,548,281	$1,659,296	$(4,050,985)
Income (loss) available to common shares	$2,732,152	$2,548,281	$1,659,296	$(4,050,985)
Earnings per common share - basic	$0.28	$0.26	$0.17	$(0.40)
Earnings per common share - diluted	$0.27	$0.25	$0.16	$(0.39)
Weighted average common shares
outstanding - basic	9,780,132	9,854,302	9,983,506	9,914,220
Weighted average common shares
outstanding - diluted	10,186,789	10,209,176	10,271,469	10,239,301

25.	CONDENSED PARENT-COMPANY-ONLY FINANCIAL STATEMENTS.
The following table presents the condensed parent-company-only balance sheets as of September 30, 2009 and 2008, and the condensed parent-company-only statements of income and cash flows of the Company for the years ended September 30, 2009, 2008 and 2007:

Condensed Balance Sheets	2009	2008

ASSETS:
Cash and cash equivalents	$96,970	$92,312
Investment in Bank	133,201,445	107,185,843
Investments	589,000	735,378
Intercompany loan to Bank	2,800,000	2,000,000
Other assets	1,865,866	1,554,250
Total assets	$138,553,281	$111,567,783

LIABILITIES:
Note payable	$-	$7,640,000
Subordinated debentures	19,589,000	19,589,000
Dividends payable	986,951	970,251
Other liabilities	1,015,960	1,008,026
Total liabilities	21,591,911	29,207,277
STOCKHOLDER'S EQUITY	116,961,370	82,360,506
Total liabilities and stockholder's equity	$138,553,281	$111,567,783

Condensed Statements of Income	2009	2008	2007

Interest income	$152,223	$122,189	$207,364
Interest expense	872,846	1,479,892	1,741,136
Net interest expense	(720,623)	(1,357,703)	(1,533,772)
Non-interest income	892,022	760,633	788,160
Non-interest expense	1,201,803	675,571	576,027
Loss before income taxes and
equity in earnings of Bank	(1,030,404)	(1,272,641)	(1,321,639)
Income tax benefit	(374,800)	(406,564)	(457,900)
Net loss before equity in earnings of Bank	(655,604)	(866,077)	(863,739)
Equity in earnings of Bank, net of tax	5,732,566	3,754,821	9,846,378
Net income	$5,076,962	$2,888,744	$8,982,639
Income available to common shares	$3,811,669	$2,888,744	$8,982,639

Condensed Statements of Cash Flows	2009	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$5,076,962	$2,888,744	$8,982,639
Adjustments to reconcile net income to net cash from
operating activities:
Equity in earnings of Bank	(5,732,566)	(3,754,821)	(9,846,378)
Net change in other assets and liabilities	(290,999)	(952,797)	1,436,715
Gain on sale of investment in joint venture	-	(30,755)	-
Realized loss (gain) on sale of investments	155,500	25,955	(143,720)
Net cash (used in) provided by operating activities	(791,103)	(1,823,674)	429,256

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash paid for investment in joint venture	-	(233,691)	(100,000)
Dividends received from Bank	-	3,000,000	-
Capital contribution to Bank	(20,000,000)	(3,000,000)	-
(Increase) decrease in intercompany loan	(800,000)	(2,000,000)	3,375,000
Purchases of investments	-	-	(150,000)
Proceeds from sale of investment in joint venture	-	49,375	-
Proceeds from sales of investments	-	425,985	772,648
Principal payments on mortgage-backed securities	2,026	13,425	27,545
Net cash (used in) provided by investing activities	(20,797,974)	(1,744,906)	3,925,193

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from note payable	-	5,000,000	-
Payment of note payable	(7,640,000)	(340,000)	(340,000)
Equity trust shares purchased	(441,753)	(120,000)	(1,248,787)
Proceeds from stock options exercised	105,949	1,153,623	395,836
Proceeds received from Bank for stock-based compensation	1,204,203	1,119,489	1,411,905
Proceeds from cash received in dividend reinvestment plan	785,669	695,389	393,061
Treasury stock issued	-	191,835	-
Proceeds from issuance of preferred stock and common
stock warrants	32,501,768	-	-
Dividends paid on common stock	(3,922,623)	(3,748,701)	(3,487,814)
Dividends paid on preferred stock	(944,506)	-	-
Common stock surrendered to satisfy tax
withholding obligations of stock-based compensation	(54,972)	(204,503)	-
Common stock repurchased	-	(388,750)	(1,415,545)
Net cash provided by (used in) financing activities	21,593,735	3,358,382	(4,291,344)

NET INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS	4,658	(210,198)	63,105

CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR	92,312	302,510	239,405

CASH AND CASH EQUIVALENTS AT END
OF YEAR	$96,970	$92,312	$302,510

* * * * *

Common Stock Information

The common stock of the Company is listed on the NASDAQ Global Select Market under the symbol “PULB.”  As of December 9, 2009, there were approximately 3,169 stockholders of record of the Company, including brokers or other nominees.

The following table sets forth market price and dividend information for the Company’s common stock for fiscal years 2009 and 2008.

			Dividend
	High	Low	Per Share
Fiscal 2009

First Quarter	$9.08	$5.40	$0.095

Second Quarter	$7.52	$4.09	$0.095

Third Quarter	$7.27	$5.07	$0.095

Fourth Quarter	$8.92	$6.15	$0.095

Fiscal 2008

First Quarter	$13.47	$9.40	$0.090

Second Quarter	$12.18	$9.69	$0.090

Third Quarter	$13.24	$9.43	$0.090

Fourth Quarter	$11.50	$7.57	$0.095

Directors and Officers

Directors of Pulaski Financial Corp.	Senior Officers of Pulaski Bank

Stanley J. Bradshaw	Gary W. Douglass
Chairman of the Board	Chairman and Chief Executive Officer
Principal, Bradshaw Capital Management
W. Thomas Reeves
Lee S. Wielansky	President of the Bank
Vice Chairman of the Board
Chairman and Chief Executive Officer of Midland	Paul J. Milano
Development Group, Inc.	Chief Financial Officer

Kathryn S. Bader	Brian J. Björkman
Vice-President and Senior Credit Officer of Virtual	President, Commercial Lending
Realty Enterprises, LLC
Matthew A. Locke
William M. Corrigan, Jr.	President, Mortgage Lending
Partner, Armstrong Teasdale LLP
Cheri G. Bliefernich
William A. Donius	Executive Vice President, Banking Operations
Retired Chief Executive Officer of the Bank
Michael J. Benney
Gary W. Douglass	Chief Information Officer
President and Chief Executive Officer
Paul D. Grosse
Leon A. Felman	Regional President
Managing Partner of Felman Family Partnership LP
Diane L. Hughes
Michael R. Hogan	Senior Vice President, Kansas City Mortgage
Retired Chief Administrative Officer and Chief	Loan Operations
Financial Officer of Sigma-Aldrich Corporation
Rita M. Kuster
Timothy K. Reeves	Senior Vice President, Commercial Lending
President and Owner of Keenan Properties of St. Louis
Wallace D. Niedringhaus
Steven C. Roberts	Senior Vice President, Investment Brokerage
President of The Roberts Companies
W. Bruce Phelps
Emeritus Director	Senior Vice President, Controller
Thomas F. Hack
Retired Thrift Executive	Christopher A. Purcell
Senior Vice President, St. Louis Mortgage
Loan Operations

Lisa K. Simpson
Senior Vice President, Director of Human Resources

James W. Sullivan
Senior Vice President, Director of Financial
Planning & Analysis

Corporate Information

Corporate Headquarters

  12300 Olive Boulevard
  St. Louis, Missouri  63141
  314.878.2210
  www.pulaskibankstl.com

Independent Auditors

  KPMG LLP
  St. Louis, Missouri

General Counsel

  King, Krehbiel, Hellmich, Hacking & Borbonus, LLC
  St. Louis, Missouri

  Armstrong Teasdale LLP
  St. Louis, Missouri

Special Securities Counsel

  Kilpatrick Stockton LLP
  Washington, D.C.

Stock Transfer Agent

  Registrar and Transfer Company
  Cranford, New Jersey
  800.866.1340
  www.rtco.com

Annual Meeting

The annual meeting of the stockholders will be held Wednesday, February 3, 2010 at 2:00 p.m., Central Time, at the St. Louis Marriott West, 660 Maryville Centre Drive, St. Louis, Missouri, 63141.