Form 10-K, Exhibit 13
period 2012-09-30
PULASKI FINANCIAL CORP
filed 2012-12-21
CIK 1062438

Exhibit 13.1

Pulaski Financial Corp. 2012 Annual Report

BUSINESS OF THE COMPANY

Pulaski Financial Corp. (the “Company”) is a diversified, community-based, financial institution holding company headquartered in St. Louis, Missouri. We conduct operations primarily through Pulaski Bank, a federally chartered savings bank (“Pulaski” or the “Bank”).  Pulaski Bank provides an array of financial products and services for businesses and consumers primarily through its thirteen full-service offices in the St. Louis metropolitan area and residential mortgage loan production offices in the St. Louis and Kansas City metropolitan areas, mid-Missouri, southwestern Missouri, Wichita, Kansas, Omaha, Nebraska and Council Bluffs, Iowa.

We have grown our assets and deposits internally by building our residential and commercial lending operations, opening de novo branches and residential mortgage loan production offices, and hiring experienced bankers with existing customer relationships in our markets. Our goal is to continue to deliver value to our shareholders and to enhance our franchise value and earnings through controlled growth in our banking operations, while maintaining the personal, community-oriented customer service that has characterized our success.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

	At or for the Years Ended September 30,
	2012	2011	2010	2009	2008
	(In thousands, except per share amounts)
FINANCIAL CONDITION DATA
Total assets	$1,347,517	$1,309,209	$1,452,817	$1,406,426	$1,304,150
Loans receivable, net	975,728	1,021,273	1,046,273	1,132,095	1,088,737
Mortgage loans held for sale	180,575	100,719	253,578	109,130	71,966
Cash and cash equivalents	62,335	57,071	15,603	37,451	29,078
Debt and equity securities	21,595	14,457	8,001	1,997	144
Mortgage-backed securities	5,983	9,986	19,142	28,165	25,925
Capital stock of Federal Home Loan Bank	5,559	3,100	9,774	11,650	10,896
Deposits	1,102,680	1,122,525	1,115,203	1,191,629	915,311
Advances from the Federal Home Loan Bank	89,000	29,000	181,000	61,000	210,600
Borrowings from the Federal Reserve	—	—	—	—	40,000
Subordinated debentures	19,589	19,589	19,589	19,589	19,589
Stockholders’ equity — preferred	24,976	31,527	31,088	30,655	—
Stockholders’ equity — common	93,191	88,643	85,265	86,306	82,361

OPERATING DATA
Interest and dividend income	$55,708	$60,253	$65,104	$67,823	$73,266
Interest expense	8,678	12,951	18,392	26,215	37,653
Net interest income	47,030	47,302	46,712	41,608	35,613
Provision for loan losses	14,450	14,800	26,064	23,031	7,735
Net interest income after provision for loan losses	32,580	32,502	20,648	18,577	27,878
Securities gains (losses)	—	—	—	303	(7,774)
Other non-interest income	15,704	12,998	14,840	19,264	12,785
Total non-interest expense	34,191	34,285	31,936	31,437	29,316
Income before income taxes	14,093	11,215	3,552	6,707	3,573
Income taxes	4,263	3,150	259	1,630	684
Net income	9,830	8,065	3,293	5,077	2,889
Benefit from repurchase of preferred stock	364	—	—	—	—
Preferred stock dividends declared and discount accretion	(2,048)	(2,066)	(2,060)	(1,265)	—
Income available to common shares	$8,146	$5,999	$1,233	$3,812	$2,889

COMMON SHARE DATA
Basic earnings per common share	$0.76	$0.57	$0.12	$0.37	$0.29
Diluted earnings per common share	$0.74	$0.55	$0.12	$0.37	$0.28
Dividends declared per common share	$0.38	$0.38	$0.38	$0.38	$0.37
Book value per common share	$8.21	$8.07	$7.87	$8.31	$8.06
Weighted average common shares — basic	10,679	10,543	10,381	10,179	9,914
Weighted average common shares — diluted	10,994	10,988	10,627	10,402	10,239
Common shares outstanding at end of period	11,346	10,987	10,838	10,389	10,216

	At or for the Years Ended September 30,
	2012	2011	2010	2009	2008

KEY OPERATING RATIOS
Return on average assets	0.75%	0.58%	0.24%	0.36%	0.23%
Return on average total equity	7.93	6.73	2.80	4.64	3.34
Return on average common equity	8.75	6.77	1.42	4.36	3.34
Interest rate spread	3.71	3.51	3.34	2.85	2.81
Net interest margin	3.86	3.67	3.54	3.10	3.08
Efficiency ratio	54.48	56.87	52.12	51.24	61.19
Dividend payout ratio	51.35	69.09	316.67	102.70	130.36
Non-interest expense to average assets	2.61	2.49	2.30	2.21	2.40
Average interest-earning assets to average interest-bearing liabilities	120.89	115.75	114.41	112.77	108.29
Average total equity to average total assets	9.48	8.69	8.46	7.74	6.99
Allowance for loan losses to total loans receivable at end of year	1.73	2.46	2.52	1.79	1.16
Allowance for loan losses to non-performing loans	36.05	48.17	45.29	34.68	61.76
Net charge-offs to average outstanding loans receivable during the year	2.26	1.51	1.76	1.31	0.52
Non-performing assets to total assets	4.56	5.51	5.13	4.82	1.87

OTHER DATA
Number of:
Full-time equivalent employees	416	410	457	465	427
Full-service offices	13	13	12	12	12
Residential mortgage loan production offices	14	6	6	5	3

REGULATORY CAPITAL RATIOS (1)
Tangible capital	9.63%	10.18%	9.02%	9.19%	7.93%
Core capital	9.63	10.18	9.02	9.19	7.93
Total risk-based capital	13.58	13.59	12.39	12.33	10.59

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

Management’s ability to predict results or the effect of future plans or strategies is inherently uncertain.  Factors that could affect actual results include market interest rates and interest rate trends, the general economic climate in the market areas in which we operate, as well as nationwide, our ability to control costs and expenses, products and pricing offered by competitors, loan delinquency rates, demand for loans and deposits, changes in the quality or composition of our loan portfolio, changes in accounting principles and changes in federal and state legislation and regulation.  Additional factors that may affect our results are discussed in the section titled “Risk Factors” in our annual report on Form 10-K and in other reports filed with the Securities and Exchange Commission.  These factors should be considered in evaluating the forward-looking statements and undue reliance should not be placed on such statements.  We assume no obligation to update any forward-looking statements.

PULASKI’S COMMUNITY BANKING STRATEGY

We are one of the top residential lenders in our market areas, with $1.48 billion of new residential mortgage loans originated during the year ended September 30, 2012.  In addition, we originated $461.0 million of commercial loans during the year.  Despite a challenging economic environment, we were able to leverage these customer relationships, which helped us maintain a stable deposit base.  Our community banking strategy is centered on building long-term relationships with small- to medium-sized businesses and retail customers and emphasizes high-quality, responsive and personalized customer service.  Pulaski has a 90-year history of serving many St. Louis neighborhoods and has positioned itself to be a “True Community Bank” to metropolitan St. Louis.  Our strategy has enabled us to capture a 1.40% share of the $81 billion St. Louis deposit market at June 30, 2012, as reported by the Federal Deposit Insurance Corporation.  Pulaski Bank maintains the fourteenth largest deposit market share in the St. Louis metropolitan area.

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

PRIMARY BUSINESS LINES

Crucial to our community banking strategy is growth in the Company’s three primary business lines:  commercial banking services, retail mortgage lending and retail banking services.  Our marketplace continues to be extremely competitive and we believe successful results can only be achieved by delivering our products with superior and efficient customer service.

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

Commercial loan originations totaled $461.0 million during the year ended September 30, 2012 compared with $424.6 million in fiscal 2011.  Although the distressed local and national economic climate continued to dampen the supply of quality commercial loans, we continued to originate commercial loans to our most credit-worthy customers under tightened credit standards.  Given the increased level of risk associated with certain types of commercial real estate lending created by the distressed economic climate, our emphasis in recent years has been on commercial and industrial lending and owner-occupied commercial real estate lending.  The commercial loan portfolio increased $19.4 million, or 3.4%, during the year to $590.3 million at September 30, 2012.  Commercial and industrial loans increased $16.9 million to $197.8 million at September 30, 2012 and commercial and multi-family real estate loans increased $7.1 million to $323.3 million.  Partially offsetting this activity, real estate construction and development loans decreased $424,000 to $21.9 million at September 30, 2012 and land acquisition and development loans decreased $4.2 million to $47.3 million, as we continued to decrease our overall exposure to construction and development lending because of the weakened national and local economic conditions.

Our commercial loan customers are also among the best sources of core deposit accounts.  Commercial checking and money market demand accounts increased to $216.5 million, or 19.6% of total deposits, at September 30, 2012 compared with $202.6 million, or 18.1% of total deposits, at September 30, 2011.

Retail Mortgage Lending.  The Company originates conforming, residential mortgage loans directly through commission-based sales staffs in the St. Louis and Kansas City metropolitan areas, mid-Missouri, southwestern Missouri, Wichita, Kansas, and subsequent to September 30, 2012, Omaha, Nebraska and Council Bluffs, Iowa. We are a leading mortgage originator in the St. Louis and Kansas City markets, and have successfully leveraged our reputation for strength and quality customer service with our staff of experienced mortgage loan officers who have strong community relationships.  Substantially all of the loans originated in the retail mortgage division are one- to four-family residential loans secured by properties in our market areas that are sold to investors on a servicing-released basis.  Such sales generate mortgage revenues, which is the Company’s largest source of non-interest income.  In addition, loans that are closed and are held pending their sale to investors provide a valuable source of interest income until they are sold.

The following is a quarterly summary of residential loans originated for sale by purpose for the years ended September 30, 2012 and 2011.

	2012			2011
	Mortgage	Home		Mortgage	Home
	Refinancings	Sales	Total	Refinancings	Sales	Total
	(In thousands)

First quarter	$242,343	$140,396	$382,739	$433,895	$195,559	$629,454
Second quarter	193,585	110,638	304,223	120,893	87,705	208,598
Third quarter	155,176	185,772	340,948	70,102	186,055	256,157
Fourth quarter	223,803	150,622	374,425	177,379	161,337	338,716
Total	$814,907	$587,428	$1,402,335	$802,269	$630,656	$1,432,925

Driven by the low level of market interest rates that existed throughout the year ended September 30, 2012, we saw strong demand for mortgage refinancings.  However, this level of demand was down from the near historically high levels experienced during the first quarter of fiscal 2011.  Loans originated to refinance existing mortgages totaled $814.9 million, or 58.1% of total loans originated for sale, for the year ended September 30, 2012 compared with $802.3 million, or 56.0% of total loans originated for sale, in 2011.  In addition, although the market demand for loans to finance the purchase of homes remained soft as the result of the distressed economic climate and low level of home sale activity, we were able to capture a large part of such purchase activity by capitalizing on our strong reputation within our markets and our solid relationships with local realtors.  Loans originated to finance the purchase of homes totaled $587.4 million for the year ended September 30, 2012 compared with $630.7 million for the same period last year.

We sold $1.33 billion of residential loans to investors during the year ended September 30, 2012, which generated mortgage revenues totaling $8.8 million, compared with $1.59 billion of loans sold and $5.7 million of revenues for the year ended September 30, 2011.  The following is a quarterly summary of residential loans sold to investors and the related mortgage revenues for the years ended September 30, 2012 and 2011.

	2012			2011
			Net			Net
	Loans	Mortgage	Profit	Loans	Mortgage	Profit
	Sold	Revenues	Margin	Sold	Revenues	Margin
	(Dollars in thousands)
First quarter	$329,875	$1,686	0.51%	$614,894	$1,847	0.30%
Second quarter	310,772	1,897	0.61%	431,618	848	0.20%
Third quarter	344,636	2,410	0.70%	260,400	1,295	0.50%
Fourth quarter	345,322	2,780	0.81%	284,541	1,680	0.59%
Total	$1,330,605	$8,773	0.66%	$1,591,453	$5,670	0.36%

The net profit margin on loans sold increased to 0.66% during the year ended September 30, 2012 compared with 0.36% during 2011.  The net profit margins during the 2012 periods benefitted from improved selling prices negotiated with our loan investors and lower direct origination costs as the result of our focus on reducing such costs.  The net profit margins on loans sold during the first and second quarters of fiscal 2011 were abnormally low and were primarily the result of operational processing challenges we experienced related to the high mortgage loan refinancing volumes in those periods and tightening investor documentation and underwriting requirements.  Such challenges resulted in extended processing times and the inability to deliver a number of loans held for sale to investors within the original interest rate lock commitment periods.  As a result, such loans were delivered to investors at significantly reduced selling prices as they were repriced at lower market values.  We resolved these operational challenges during the second quarter of fiscal 2011, resulting in improved gross profit margins in subsequent quarters.

Also reducing mortgage revenues were charges to earnings totaling $2.0 million and $1.7 million during the years ended September 30, 2012 and 2011, respectively, for estimated liabilities due to the Company’s loan investors under contractual obligations related to loans that were previously sold and became delinquent or defaulted.  Refer to Note 12 of Notes to Consolidated Financial Statements for a discussion of the Company’s treatment of the estimated liability.

We do not sell loans directly to government-sponsored enterprises, but rather to large national seller servicers on a servicing-released basis.  Reflecting industry-wide trends, we experienced an increase in repurchase requests from our investors during recent years.  In response, we strengthened our review and appeal procedures to respond to such requests.  The Company’s loans originated for sale are primarily made to our customers within our market areas and are underwritten according to government agency and investor standards.  In addition, all loans sold to our investors are subject to stringent quality control reviews by such investors before the purchases are funded.  As a result, we have been successful in defending and resolving a large number of recent repurchase requests.

During the quarter ended September 30, 2012, we executed “global” settlements with two of our largest mortgage loan investors to settle all past, present and potential future make-whole and repurchase claims against the Bank.  We were no longer selling loans to these investors and determined that such settlements would be advantageous to the Company.  These combined payments totaled $1.95 million and resolved all past, present and potential future claims on approximately one-third of total loans sold in past periods.  The payments were charged against established reserves for such claims.

Another important source of revenue generated by our mortgage banking operation is interest income on mortgage loans that are held for sale pending delivery to our loan investors.  Because such loans are generally held for short periods of time pending delivery to such investors, we are able to fund them with short-term, low cost-funding sources, which generally results in interest-rate spreads higher than other interest-earning assets held by the Company.  Interest income on loans held for sale decreased 3.8% to $5.3 million for the year ended September 30, 2012 compared with $5.5 million last year.  The decrease was due to a 55 basis point decrease in the average yield resulting from lower market interest rates partially offset by a $14.2 million increase in the average balance resulting from the increased loan origination activity.  Loan originations during the year ended September 30, 2012 exceeded loans sold resulting in a $79.9 million, or 79.3%, increase in mortgage loans held for sale to $180.6 million at September 30, 2012 from $100.7 million at September 30, 2011.

Although we primarily originate residential mortgage loans for sale to investors, we have historically retained a certain number of loans in portfolio, consisting of first mortgage, second mortgage and home equity lines of credit, which are revolving lines of credit secured by residential real estate.  However, over the past several years, we have repeatedly tightened our underwriting standards in response to the prevailing economic conditions and have de-emphasized this type of lending.  In addition, the low interest rate environment that has existed over the past several years has significantly diminished the demand for variable-rate first mortgage loans, which were generally our primary portfolio product in prior periods.  As a result, the aggregate balance of residential first mortgage, residential second mortgage and home equity lines of credit decreased $72.2 million, or 15.4%, to $397.8 million at September 30, 2012 compared with $470.0 million at September 30, 2011.

Retail Banking Services.  We consider demand deposits, which include checking, money market and savings accounts, to be “core” deposits because they allow us to establish banking relationships with our customers that are not entirely dependent upon interest rates paid.  Such deposits provide a stable funding source for the

Bank’s asset growth and produce valuable fee income.  Core deposits are received from retail customers, commercial customers and municipal or other public entities.  Growth of relationship-based core deposits continues to be one of our primary, long-term strategic objectives.  Our approach to attracting deposits involves three key components:  providing excellence in customer service, best-in-class products and convenient banking locations.  Enhancing our ability to attract depositors, we offer our customers the ability to receive FDIC deposit insurance on their balances in excess of the standard amount of $250,000 per depositor in several ways.  We participate in the Promontory Interfinancial Network (“Promontory”) Certificate of Deposit Account Registry Service (“CDARS”), which enables our customers to receive FDIC insurance on their account balances up to $10 million.  We offer similar arrangements on money market deposit accounts through Promontory and a large international bank.  These accounts are offered directly to the Bank’s customers in its St. Louis market.  We also participate in the FDIC’s Transaction Account Guarantee Program, which provides full FDIC insurance coverage through December 31, 2013 for non-interest-bearing transaction accounts and qualifying NOW accounts, regardless of the dollar amount.

The level of our total deposits remained relatively stable during the year, decreasing only 1.8%, or $19.8 million, to $1.10 billion at September 30, 2012 compared with $1.12 billion at September 30, 2011.  Reducing the level of our total deposits during the year was the maturity of an $8.4 million certificate of deposit obtained through a national broker, which represented the remaining balance of such deposits.  We de-emphasized the use of brokered deposits in prior periods because of our success in raising deposits in our local market.

While the level of total deposits remained relatively stable, we saw a shift in the composition of our deposit mix during the year as some of our customers opted for the higher rates that are traditionally offered on certificates of deposit compared with demand deposits.  Total demand deposits decreased $40.9 million to $657.3 million at September 30, 2012 compared with $698.3 million at September 30, 2011, while certificates of deposit increased $21.1 million to $445.3 million compared with $424.2 million at the same dates.  The weighted average interest rates on total demand deposits and total certificates of deposit at September 30, 2012 were 0.13% and 1.02%, respectively, compared with 0.22% and 1.48%, respectively, at September 30, 2011.

Deposits received from our retail customers continue to be our largest source of deposits.  However, we have also concentrated on attracting deposits from commercial customers and municipal or other public entities in recent years.  The interest rates paid on such deposits are typically lower than the rates paid on retail deposits.  In addition, such deposits generally provide a stable source of fee income.  The balance of deposits from retail customers remained relatively stable during the year, decreasing only 0.4%, or $2.9 million, to $724.6 million at September 30, 2012 compared with $727.5 million at September 30, 2011.  The average interest rate paid on retail deposits at September 30, 2012 was 0.66% compared with 0.90% at September 30, 2011.  The balance of deposits from commercial customers increased $9.3 million, or 3.6%, during the year to $272.1 million at September 30, 2012 compared with $262.8 million at September 30, 2011.  The increase in commercial deposits was the result of an increase in new customer relationships as well as an increase in balances held by existing customers.  The average interest rate paid on commercial deposits at September 30, 2012 was 0.13% compared with 0.22% at September 30, 2011.  The balance of deposits from municipal and other public entities decreased $13.6 million, or 12.0%, during the year to $99.4 million at September 30, 2012 compared with $113.0 million at September 30, 2011.  The decrease in municipal and public entity deposits was largely the result of a decrease in balances held by a local school district.  The average interest rate paid on municipal and public entity deposits at September 30, 2012 was 0.25% compared with 0.26% at September 30, 2011.

Retail banking fees, which include fees charged to customers who have overdrawn their checking accounts and service charges on other banking products, remained constant $4.1 million for each of the years ended September 30, 2012 and 2011.

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

	Years Ended September 30,
	2012			2011			2010
		Interest			Interest			Interest
	Average	and	Yield/	Average	and	Yield/	Average	and	Yield/
	Balance	Dividends	Cost	Balance	Dividends	Cost	Balance	Dividends	Cost
	(Dollars in thousands)
Interest-earning assets:
Loans receivable: (1)
Residential real estate	$244,076	$13,548	5.55%	$274,948	$15,817	5.75%	$296,516	$17,977	6.06%
Commercial	614,791	30,455	4.95%	595,021	31,002	5.21%	601,234	31,083	5.17%
Home equity lines of credit	160,141	5,883	3.67%	188,154	6,924	3.68%	216,004	8,476	3.92%
Consumer	2,431	75	3.05%	2,945	94	3.21%	3,519	154	4.37%
Total loans receivable	1,021,439	49,961	4.89%	1,061,068	53,837	5.07%	1,117,273	57,690	5.16%
Mortgage loans held for sale	146,269	5,338	3.65%	132,093	5,549	4.20%	136,919	6,259	4.57%
Securities and other	51,548	409	0.79%	97,378	867	0.89%	64,637	1,155	1.71%
Total interest-earning assets	1,219,256	55,708	4.57%	1,290,539	60,253	4.67%	1,318,829	65,104	4.94%

Non-interest-earning assets	88,681			89,115			73,592
Total assets	$1,307,937			$1,379,654			$1,392,421

Interest-bearing liabilities:
Interest-bearing checking	$308,426	$1,183	0.38%	$354,684	$2,564	0.72%	$330,815	$3,667	1.11%
Savings	36,688	81	0.22%	31,970	57	0.18%	29,714	59	0.20%
Money market	180,059	842	0.47%	195,441	1,343	0.69%	230,634	2,334	1.01%
Certificates of deposit	431,627	5,110	1.18%	431,810	7,411	1.72%	444,925	10,074	2.26%
Total interest-bearing deposits	956,800	7,216	0.75%	1,013,905	11,375	1.12%	1,036,088	16,134	1.56%
FHLB advances	32,164	920	2.86%	81,422	1,071	1.32%	96,948	1,743	1.80%
Borrowings from the Federal Reserve Bank	—	—	—	—	—	—	82	—	0.59%
Subordinated debentures	19,589	542	2.77%	19,589	506	2.58%	19,589	515	2.63%
Total interest-bearing liabilities	1,008,553	8,678	0.86%	1,114,916	12,952	1.16%	1,152,707	18,392	1.60%

Non-interest-bearing liabilities:
Non-interest-bearing deposits	160,331			130,499			108,188
Other non-interest-bearing liabilities	15,057			14,380			13,767
Total non-interest-bearing liabilities	175,388			144,879			121,955

Stockholders’ equity	123,996			119,859			117,759

Total liabilities and stockholders’ equity	$1,307,937			$1,379,654			$1,392,421

Net interest income		$47,030			$47,301			$46,712

Interest rate spread (2)			3.71%			3.51%			3.34%

Net interest margin (3)			3.86%			3.67%			3.54%

Ratio of average interest-earning assets to average interest-bearing liabilities	120.89%			115.75%			114.41%

(1) Include non-accrual loans with an average balance of $50.9 million, $62.4 million and $53.7 million for the fiscal years ended September 30, 2012, 2011 and 2010, respectively.

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

	2012 Compared to 2011			2011 Compared to 2010
	Increase (Decrease) Due to			Increase (Decrease) Due to
	Rate	Volume	Net	Rate	Volume	Net
	(In thousands)
Interest-earning assets:
Loans receivable:
Residential real estate	$(536)	$(1,733)	$(2,269)	$(892)	$(1,268)	$(2,160)
Commercial	(1,564)	1,017	(547)	240	(321)	(81)
Home equity lines of credit	(19)	(1,022)	(1,041)	(499)	(1,053)	(1,552)
Consumer	(4)	(15)	(19)	(38)	(22)	(60)
Total loans receivable	(2,123)	(1,753)	(3,876)	(1,189)	(2,664)	(3,853)
Mortgage loans held for sale	(770)	559	(211)	(494)	(216)	(710)
Securities and other	(86)	(372)	(458)	3	(291)	(288)

Total net change in income on interest-earning assets	(2,979)	(1,566)	(4,545)	(1,680)	(3,171)	(4,851)

Interest-bearing liabilities:
Interest-bearing checking	(1,082)	(299)	(1,381)	(1,355)	252	(1,103)
Savings	14	10	24	(7)	5	(2)
Money market	(401)	(100)	(501)	(669)	(322)	(991)
Certificates of deposit	(2,297)	(4)	(2,301)	(2,371)	(292)	(2,663)
Total interest-bearing deposits	(3,766)	(393)	(4,159)	(4,402)	(357)	(4,759)
FHLB advances	757	(908)	(151)	(420)	(252)	(672)
Subordinated debentures	36	—	36	(9)	—	(9)

Total net change in expense on interest-bearing liabilities	(2,973)	(1,301)	(4,274)	(4,831)	(609)	(5,440)

Net change in net interest income	$(6)	$(265)	$(271)	$3,151	$(2,562)	$589

COMPARISON OF OPERATING RESULTS FOR THE

YEARS ENDED SEPTEMBER 30, 2012 AND 2011

OVERVIEW

Net income for the year ended September 30, 2012 increased 21.9% to $9.8 million, or $0.74 per diluted common share, compared with $8.1 million, or $0.55 per diluted common share, for the year ended September 30, 2011.  Reducing income available to common shares were dividends and discount accretion on the Company’s preferred stock totaling $2.0 million, or $0.19 per diluted common share for each of the years ended September 30, 2012 and 2011.  Increasing income available to common shares for the year ended September 30, 2012 was a benefit totaling $364,000, or $0.03 per diluted common share, from the repurchase of a portion of the preferred stock at a discount to its par value.

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

Net interest income decreased $271,000 to $47.0 million for the year ended September 30, 2012 compared with $47.3 million for the year ended September 30, 2011.  The decrease was primarily the result of a decrease in average interest-earning assets partially offset by an expansion in the net interest margin, which increased to 3.86% in 2012 compared with 3.67% in 2011.  The net interest margin benefited from market-driven declines in the cost of deposits combined with actions taken by management to reduce the interest rates paid on certain types of deposits.

Total interest and dividend income decreased $4.5 million to $55.7 million for the year ended September 30, 2012 compared with $60.3 million for the year ended September 30, 2011 due to declines in the average balance and average yield of interest-earning assets.  The average yield decreased from 4.67% for fiscal 2011 to 4.57% for fiscal 2012 and the average balance decreased from $1.29 billion to $1.22 billion during the same periods, respectively.

The impact of the decrease in the average balance was primarily due to a $39.6 million decline in the average balance of loans receivable to $1.02 billion for fiscal 2012.  The average balances of residential real estate loans and home equity lines of credit declined $30.9 million and $28.0 million, respectively, partially offset by a $19.8 million increase in commercial loans.  The decrease in the average yield was primarily due to the market driven declines in the average yields on loans receivable and loans held for sale.  See Primary Business Lines.

Total interest expense decreased $4.3 million to $8.7 million for fiscal 2012 compared with $13.0 million for fiscal 2011 due primarily to a decline in the average cost of funds, and to a lesser extent, a decline in the average balance of interest-bearing liabilities.  The average cost of funds decreased from 1.16% for 2011 to 0.86% for 2012 and the average balance of interest-bearing liabilities decreased from $1.11 billion to $1.01 billion during the same periods, respectively.

The decreased average cost was primarily the result of lower market interest rates during the period combined with actions taken by management to reduce the interest rates paid on certain types of deposits.  The lower average balance of interest-bearing liabilities resulted from a decrease in the average balance of borrowings from the FHLB and, to a lesser extent, a decrease in the average balance of deposits.  The Company primarily funds its assets with savings deposits from its retail and commercial customers, which typically carry a lower cost than most of the Company’s wholesale funding sources.  This funding source is supplemented with wholesale funds consisting primarily of advances from the FHLB, short-term borrowings from the Federal Reserve and time deposits from national brokers.  Management actively chooses among these wholesale funding sources depending on their relative costs and the Company’s overall borrowing capacity at the FHLB and the Federal Reserve.  See Liquidity Risk.

Interest expense on deposits decreased $4.2 million, or 36.6%, to $7.2 million for the year ended September 30, 2012 compared with $11.4 million for the year ended September 30, 2011 primarily as the result of a market-driven decrease in the average cost to 0.75% from 1.12% during the same periods, respectively.  The average balance of interest-bearing deposits decreased to $956.8 million for the year ended September 30, 2012 from $1.01 billion for the year ended September 30, 2011.  See Primary Business Lines.

Interest expense on advances from the Federal Home Loan Bank decreased $151,000, or 14.1%, to $920,000 for the year ended September 30, 2012 compared with $1.1 million for the year ended September 30, 2011 as the result of a decrease in the average balance partially offset by an increase in the average cost.  The average balance decreased to $32.2 million for the year ended September 30, 2012 from $81.4 million for the year ended September 30, 2011 and the average cost increased from 1.32% to 2.86% during the same periods, respectively.  The lower average balance resulted from the repayment of short-term advances with the decrease in total interest-earning assets.  The increased average cost was the result of the repayment of lower costing short-term advances leaving a higher proportion of higher costing long-term advances.

PROVISION FOR LOAN LOSSES

The provision for loan losses for the year ended September 30, 2012 was $14.5 million compared with $14.8 million for the same period a year ago.  See Non-Performing Assets and Allowance for Loan Losses.

NON-INTEREST INCOME

Total non-interest income increased $2.7 million, or 20.8%, to $15.7 million for the year ended September 30, 2012 compared with $13.0 million for the year ended September 30, 2011 primarily as the result of an increase in mortgage revenues partially offset by a decrease in investment brokerage revenues.

Mortgage revenues increased 54.7% to $8.8 million for the year ended September 30, 2012 compared with $5.7 million for the year ended September 30, 2011 on increased net profit margins.  See Primary Business Lines.

Investment brokerage revenues decreased 24.8% to $1.4 million for the year September 30, 2012 compared with $1.9 million for the same period a year ago.  The Company operates an investment brokerage division whose operations consist principally of brokering bonds from wholesale brokerage houses to bank, municipal and individual investors.  Revenues are generated on trading spreads and fluctuate with changes in trading volumes and market interest rates.  The Company saw a decrease in securities sales volumes during 2012 compared with 2011 as a result of weakened market demand for fixed-income investment products in the midst of uncertain lower interest rate environment.

NON-INTEREST EXPENSE

Total non-interest expense decreased $93,000, or 0.3%, to $34.2 million for the year ended September 30, 2012 compared with $34.3 million for the year ended September 30, 2011.  The components of non-interest expense are discussed below.

Salaries and employee benefits expense remained relatively stable, increasing only 1.6%, or $241,000, to $15.3 million for the year ended September 30, 2012 from $15.0 million for the year ended September 30, 2011, primarily due to management’s efforts to control such costs.

Occupancy, equipment and data processing expense increased $300,000, or 3.3%, to $9.3 million for the year ended September 30, 2012 from $9.0 million for the year ended September 30, 2011.  The increase was primarily related to the additions of a full-service banking facility in the St. Louis metropolitan area and certain residential mortgage loan production offices in mid-Missouri and southwestern Missouri, and expenses related to the enhancement of certain capabilities of the Bank’s data processing systems.

Professional services expense increased $431,000, or 26.1%, to $2.1 million for the year ended September 30, 2012 compared with $1.7 million for the year ended September 30, 2011.  During the quarter ended June 30, 2012, the United States Department of Treasury completed the auction to private investors of the Company’s preferred stock that was issued to the Treasury in 2009 under the Treasury’s Capital Purchase Program.  In connection with this auction, the Company incurred approximately $249,000 in legal and professional fees related to the filing of the required registration statement with the Securities and Exchange Commission.  The remainder of the increase was primarily due to increased legal expense associated with the resolution of troubled loans.

FDIC deposit insurance premium expense decreased $673,000, or 27.7%, to $1.8 million for the year ended September 30, 2012 compared with $2.4 million for the year ended September 30, 2011.  Effective April 1, 2011, the FDIC changed its method of assessing insurance premiums on all financial institutions from a deposit-based method to an asset-based method, resulting in a significant decrease in the Company’s assessment rate during the last half of fiscal 2011.  The Company expects such expense to continue to approximate the level experienced in 2012.

Postage, document delivery and office supplies expense decreased $202,000 to $697,000 for the year ended September 30, 2012 compared with $898,000 for the year ended September 30, 2011.  The decreases were primarily due to management’s efforts to control such costs.

Other non-interest expense decreased $301,000, or 16.3%, to $1.5 million for the year ended September 30, 2012 compared with $1.8 million for the year ended September 30, 2011.  Significant expenses incurred in 2011 that did not reoccur in 2012 included $158,000 of expenses related to the relocation and home sales of certain Company executives and a $119,000 increase in supervisory examination fees.

INCOME TAXES

The provision for income taxes increased from $3.1 million for the year ended September 30, 2011 to $4.3 million for the year ended September 30, 2012.  The effective tax rate was 30.25% in fiscal 2012 compared with 28.09% in fiscal 2011.  The effective tax rates differed from the Federal statutory rate of 35% in 2012 and 34% in 2011 primarily as the result of non-taxable income related to bank-owned life insurance and tax-exempt interest income on certain loans receivable.  The lower effective rate in 2011 compared with 2012 was due to the lower total pre-tax income in 2011 resulting in a higher ratio of non-taxable income to such pre-tax income.  See Note 14 of Notes to the Consolidated Financial Statements.

NON-PERFORMING ASSETS AND ALLOWANCE FOR LOAN LOSSES

Non-performing assets at September 30, 2012 and 2011 are summarized below.  The balances of non-performing loans represent the unpaid principal balances, net of amounts charged off. The balances of real estate acquired in settlement of loans are net of amounts charged off and any related valuation allowances.

	September 30,	September 30,
	2012	2011
NON-ACCRUAL LOANS: (1)
Residential real estate loans:
First mortgage	$4,248,451	$5,870,575
Second mortgage	610,254	1,176,790
Home equity lines of credit	1,612,491	4,083,574
Total residential real estate loans	6,471,196	11,130,939
Commercial loans:
Commercial & multi-family real estate	6,119,188	2,374,682
Land acquisition & development	—	229,386
Real estate construction & development	357,643	853,961
Commercial & industrial	4,411,914	210,188
Total commercial loans	10,888,745	3,668,217
Consumer & other loans	102,321	240,466
Total non-accrual loans	17,462,262	15,039,622
TROUBLED DEBT RESTRUCTURINGS: (2)
Current under restructured terms:
Residential real estate:
First mortgage	11,808,851	14,910,743
Second mortgage	1,473,279	1,861,045
Home equity lines of credit	1,266,083	1,248,272
Total residential real estate loans	14,548,213	18,020,060
Commercial loans:
Commercial & multi-family real estate	6,387,910	4,358,519
Real estate construction & development	34,173	1,538,470
Commercial & industrial	1,186,114	560,212
Total commercial loans	7,608,197	6,457,201
Consumer & other	41,954	—
Total current troubled debt restructurings	22,198,364	24,477,261
Past due under restructured terms:
Residential real estate:
First mortgage	5,463,037	9,372,433
Second mortgage	165,518	452,293
Home equity lines of credit	541,835	998,978
Total residential real estate loans	6,170,390	10,823,704
Commercial loans:
Commercial & multi-family real estate	1,607,338	2,225,540
Land acquisition & development	39,009	120,724
Real estate construction & development	—	50,812
Commercial & industrial	—	416,661
Total commercial loans	1,646,347	2,813,737
Consumer & other	—	226,638
Total past due troubled debt restructurings	7,816,737	13,864,079
Total troubled debt restructurings	30,015,101	38,341,340
Total non-performing loans	47,477,363	53,380,962
REAL ESTATE ACQUIRED IN SETTLEMENT OF LOANS:
Residential real estate	2,651,534	3,037,013
Commercial real estate	11,300,634	15,680,801
Total real estate acquired in settlement of loans	13,952,168	18,717,814
Total non-performing assets	$61,429,531	$72,098,776

Ratio of non-performing loans to total loans receivable	4.79%	5.11%
Ratio of non-performing assets to total assets	4.56%	5.51%
Ratio of allowance for loan losses to non-performing loans	36.05%	48.17%
Excluding troubled debt restructurings that are current under restructured terms and related allowance for loan losses:
Ratio of non-performing loans to total loans receivable	2.55%	2.77%
Ratio of non-performing assets to total assets	2.91%	3.64%
Ratio of allowance for loan losses to non-performing loans	65.56%	84.50%

(1) Amounts do not include troubled debt restructurings that are on a non-accrual basis.

(2) Amounts include non-accrual loans totaling $30.0 million and $38.3 million at September 30, 2012 and 2011, respectively.

Non-performing assets decreased $10.7 million to $61.4 million at September 30, 2012 compared with $72.1 million at September 30, 2011 as a result of an $8.3 million decrease in troubled debt restructurings and a $4.8 million decrease in real estate acquired through foreclosure partially offset by a $2.4 million increase in non-accrual loans.

Loans are placed on non-accrual status when, in the opinion of management, the ultimate collectibility of interest or principal is no longer probable.  Management considers many factors before placing a loan on non-accrual status, including the overall financial condition of the borrower, the progress of management’s collection efforts and the value of the underlying collateral.  Refer to Note 5 of Notes to Consolidated Financial Statements for a discussion of the Company’s treatment of non-accrual interest.  Non-accrual loans increased to $17.5 million at September 30, 2012 compared with $15.0 million at September 30, 2011, primarily as the result of a $7.2 million increase in non-accrual commercial loans partially offset by a $4.7 million decrease in non-accrual residential real estate loans.

Non-accrual residential real estate loans totaled $6.5 million at September 30, 2012 compared with $11.1 million at September 30, 2012.  The decrease was primarily due to a decline in the level of such loans that were 90 days or more past due.  Non-accrual commercial loans totaled $10.9 million at September 30, 2012 compared with $3.7 million at September 30, 2012.  Contributing to the increase in non-accrual commercial loans during fiscal 2012 was the classification as non-accrual of a $7.2 million relationship, net of $2.5 million of charge-offs, to one of the Company’s largest borrowers and related debt that had previously been included in the Company’s list of internal adversely classified assets.  Such loans were directly or indirectly secured by commercial real estate in the St. Louis metropolitan area.  Because of the borrower’s deteriorating financial condition, the Company recorded a partial charge-off totaling $2.5 million and placed the loans on non-accrual status.  In addition, $2.7 million of loans to another commercial borrower were classified as non-accrual during fiscal 2012 because of the borrower’s distressed financial condition.  Such loans are secured by commercial real estate used in the operation of the borrower’s business in the St. Louis metropolitan area.

A loan is classified as a troubled debt restructuring if the Company, for economic or legal reasons related to the borrower’s financial difficulties, grants a concession to the borrower that it would not otherwise consider.  Refer to Note 5 of Notes to Consolidated Financial Statements for a discussion of the Company’s treatment of troubled debt restructurings.  Total troubled debt restructurings decreased $8.3 million to $30.0 million at September 30, 2012 compared with $38.3 million at September 30, 2011 primarily as the result of an $8.1 million decrease in restructured residential real estate loans.

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

Non-performing restructured residential loans totaled $20.7 million at September 30, 2012 compared with $28.8 million at September 30, 2011.  During the years ended September 30, 2012 and 2011, the Company restructured $7.7 million and $11.9 million, respectively, of loans to troubled residential borrowers and returned $13 million and $11 million, respectively, of previously restructured residential loans to performing status as the result of the borrowers’ favorable performance history since restructuring.  Increasing non-performing residential loans during fiscal 2012 were approximately $11 million of restructured residential loans that had been returned to performing status in previous periods because of the borrowers’ favorable performance history, but became past due during the current year compared with approximately $8 million for the same period last year.  Reducing non-performing residential loans during the year ended September 30, 2012 were charge-offs totaling $5.3 million and cash receipts totaling approximately $3.0 million compared with $2.8 million and $1.9 million, respectively, during the same period last year.  At September 30, 2012, $20.7 million, or 69% of total restructured loans, related to residential borrowers compared with $28.8 million, or 75% of total restructured loans, at September 30,

2011.  At September 30, 2012, 70% of these residential borrowers were performing as agreed under the modified terms of the loans compared with 62% at September 30, 2011.

Restructured commercial loans totaled $9.3 million at September 30, 2012 and September 30, 2011.  During the years ended September 30, 2012 and 2011, the Company restructured approximately $7.7 million and $7.8 million, respectively, of loans to troubled commercial borrowers.  The restructured terms of the loans generally included a reduction of the interest rates or renewal of maturing loans at interest rates that were determined to be less than risk-adjusted market interest rates on similar credits, temporary deferral of payment due dates, and the addition of past-due interest to the principal balance of the loans.  Reducing non-performing commercial loans during the year ended September 30, 2012 were charge-offs totaling $1.4 million and cash receipts totaling approximately $3.6 million compared with $623,000 and $3.1 million, respectively, during the same period last year.

Real estate acquired in settlement of loans decreased to $14.0 million at September 30, 2012 compared with $18.7 million at September 30, 2011.  A large part of the decrease was the result of write-downs of properties to their fair values less costs to sell during the year ended September 30, 2012 due to declines in the fair market values of properties since their acquisition in prior periods.  The decrease was also the result of the sale of several residential and commercial properties.

Real estate foreclosure losses and expense was $3.0 million for the year ended September 30, 2012 compared with $2.9 million for the year ended September 30, 2011.  Real estate foreclosure losses and expense includes realized losses on the final disposition of foreclosed properties, additional write-downs for declines in the fair market values of properties subsequent to foreclosure, and expenses incurred in connection with maintaining the properties until they are sold.  Expense during the 2012 period includes $2.7 million of additional write downs related to five commercial properties and $455,000 of write-downs related to several residential properties due to declines in their estimated values since their acquisition in prior periods compared with $2.9 million in the 2011 period.  Partially offsetting these expenses was a $324,000 gain on the sale of the remaining lots in a residential real estate development that were acquired through foreclosure in a prior period.  Refer to Note 20 of Notes to the Consolidated Financial Statements for a discussion of fair value measurements on real estate acquired in settlement of loans.

The following table is a summary of the activity in the allowance for loan losses for the years ended September 30, 2012 and 2011:

	2012	2011
Balance, beginning of year	$25,713,622	$26,975,717
Provision charged to expense	14,450,000	14,800,000
Charge-offs, net of recoveries:
Residential real estate:
First mortgage	7,953,364	4,453,129
Second mortgage	2,592,707	1,976,629
Home equity lines of credit	5,878,476	2,848,362
Total residential real estate, net	16,424,547	9,278,120
Commercial:
Commercial & multi-family real estate	3,936,655	1,534,417
Land acquisition & development	254,009	4,380,048
Real estate construction & development	287,845	48,608
Commercial & industrial	1,949,848	728,964
Total commercial, net	6,428,357	6,692,037
Consumer & other	194,123	91,938
Total charge-offs, net	23,047,027	16,062,095
Balance, end of year	$17,116,595	$25,713,622

The following table contains a breakdown of the principal balance of loans receivable at September 30, 2012 by class and the ratio of net charge-offs to the average balance of each class for the years ended September 30, 2012 and 2011, and the average annual charge-offs for the five years ended September 30, 2012 and 2011.

	Principal	Net Charge-Offs as a
	Balance	Percent of Average Loan Category
	Net of			Annualized
	Charge-offs at	Year Ended		Five Years Ended
	September 30,	September 30,		September 30,
	2012	2012	2011	2012	2011
	(Dollars In Thousands)
Residential real estate:
First mortgage	$211,760	3.55%	1.79%	1.69%	1.05%
Second mortgage	42,091	5.32%	3.52%	2.88%	1.97%
Home equity lines of credit	143,932	3.67%	1.51%	1.66%	1.06%
Commercial (1)	590,258	1.10%	1.18%	1.12%	0.98%
Consumer and other	2,674	0.23%	0.09%	0.14%	0.12%
Total loans receivable	$990,715	2.26%	1.51%	1.47%	1.10%

(1) Commercial includes land acquisition and development, real estate construction & development, commercial & multi-family real estate, and commercial & industrial loans.

The provision for loan losses for the year ended September 30, 2012 was $14.5 million compared with $14.8 million in 2011.  Net charge-offs for the year ended September 30, 2012 were $23.0 million, or 2.26% of average loans, compared with $16.1 million, or 1.51% of average loans, for fiscal 2011.  Declines in real estate values in the Company’s market areas, as well as nationally, contributed to the high levels of charge-offs in the 2012 and 2011 periods.

The increased level of net charge-offs during 2012 compared with 2011 was primarily the result of the Company’s required change from the Office of Thrift Supervision’s (“OTS”) Thrift Financial Reports to the Office of the Comptroller of the Currency’s (“OCC”) Call Reports effective March 31, 2012.  As permitted by the OTS, the Company had previously used specific loan loss reserves to recognize impairment charges on certain collateral-dependent loans under certain circumstances.  The OCC requires such impairment charges to be recognized through loan charge-offs.  Refer to Note 5 of Notes to Consolidated Financial Statements for a discussion of the Company’s loan loss allowance and charge-off methodology.  The Company modified its loan charge-off policy to comply with the OCC’s guidance and, accordingly, recorded $5.9 million of charge-offs during the March 2012 quarter for loans that it had established specific reserves in previous periods.  Because these losses had been recognized in prior periods, the charge-off of the $5.9 million of specific reserves had no impact on the Company’s provision for loan losses during the quarter ended March 31, 2012.

Also increasing charge-offs during 2012 was the adoption in the fourth quarter of 2012 of newly-issued industry-wide guidance by the OCC that clarified the accounting treatment for mortgage and consumer loans where the borrower’s obligation was discharged in bankruptcy and the borrower did not reaffirm the debt.  The guidance clarified that such loans should be classified as non-accrual and should be charged down to the underlying collateral value less costs to sell even if the borrower is current on all payments.  Following previous regulatory guidance, the Company had historically restored such loans to accrual status if the borrower had made six consecutive timely payments and certain other criteria were met.  This clarification resulted in charge-offs totaling $697,000 in the fourth quarter of 2012 and a $713,000 increase in non-accrual loans at September 30, 2012.  While the impact of the OCC clarification accelerated charge-offs of such loans, the allowance for loan losses contained full coverage for these charge-offs resulting in no corresponding increase in the provision for loan losses in the period the guidance was adopted.

The ratio of the allowance for loan losses to loans receivable decreased to 1.73% at September 30, 2012 compared with 2.46% at September 30, 2011.  The decrease in this ratio was primarily due to the increased level of charge-

offs following the modification to the Company’s charge-off policy that is discussed above.  The ratio of the allowance for loan losses to non-performing loans was 36.05% at September 30, 2012 compared with 48.17% at September 30, 2011.  Excluding restructured loans that were performing under their restructured terms and the related allowance for loan losses, the ratio of the allowance for loan losses to the remaining non-performing loans was 65.56% at September 30, 2012 compared with 84.50% at September 30, 2011.  Management believes the changes in this coverage ratio are appropriate due to the changes in non-performing loans and the change in its charge-off policy discussed above.

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

The following table summarizes the unpaid principal balances of impaired loans at September 30, 2012 and 2011.  Such unpaid principal balances have been reduced by all partial charge-offs of the related loans to the allowance for loan losses.  Refer to Note 5 of Notes to the Consolidated Financial Statements for a summary of the Company’s accounting treatment regarding impaired loans.

	September 30, 2012				September 30, 2011
		Impaired Loans with				Impaired Loans with
	Impaired	No Specific Allowance			Impaired	No Specific Allowance
	Loans with	Partial	No Partial	Total	Loans with	Partial	No Partial	Total
	Specific	Charge-offs	Charge-offs	Impaired	Specific	Charge-offs	Charge-offs	Impaired
	Allowance	Recorded	Recorded	Loans	Allowance	Recorded	Recorded	Loans
Residential real estate first mortgage	$4,169,196	$6,637,737	$26,672,337	$37,479,270	$14,611,480	$101,902	$25,595,485	$40,308,867
Residential real estate second mortgage	396,977	632,181	3,559,450	4,588,608	1,780,640	—	2,716,629	4,497,269
Home equity lines of credit	335,312	1,128,509	2,827,438	4,291,259	4,275,455	—	3,025,818	7,301,273
Total residential loans	4,901,485	8,398,427	33,059,225	46,359,137	20,667,575	101,902	31,337,932	52,107,409
Land acquisition and development	—	53,858	—	53,858	285,254	—	64,856	350,110
Real estate construction and development	—	114,445	328,116	442,561	762,584	—	1,745,279	2,507,863
Commercial and multi-family real estate	—	11,071,487	10,203,990	21,275,477	3,796,968	—	5,448,601	9,245,569
Commercial and industrial	—	5,182,085	1,500,954	6,683,039	806,468	—	467,964	1,274,432
Total commercial loans	—	16,421,875	12,033,060	28,454,935	5,651,274	—	7,726,700	13,377,974
Consumer and other	—	174,962	158,503	333,465	459,644	—	68,477	528,121
Total	$4,901,485	$24,995,264	$45,250,788	$75,147,537	$26,778,493	$101,902	$39,133,109	$66,013,504

Residential real estate first mortgage, second mortgage and home equity lines of credit that were determined to be impaired and had related specific allowances totaled $4.9 million at September 30, 2012 compared with $20.7 million at September 30, 2011.  The decrease primarily resulted from charge-offs and foreclosures during the year.  Residential real estate first mortgage, second mortgage and home equity lines of credit that were determined to be impaired and had partial charge-offs recorded totaled $8.4 million at September 30, 2012 compared with $102,000 at September 30, 2011.  The increase was primarily related to the change in the Company’s charge-off policy during 2012.  Refer to Note 5 of Notes to Consolidated Financial Statements for a discussion of the Company’s charge-off policy and the change in methodology adopted during the quarter ended March 31, 2012. Residential loans that were determined to be impaired and had no specific allowance or no partial charge-offs recorded totaled $33.1 million at September 30, 2012 compared with $31.3 million at September 30, 2011.  Such loans were determined to be impaired and were placed on non-accrual status because management determined that the Company will be unable to collect all amounts due on a timely basis according to the loan contract, including scheduled interest payments.  However, after evaluation of the fair value of the underlying collateral, the delinquency status of the notes and the ability of the borrowers to repay the principal balance of the loans, management determined that no impairment losses were probable on these impaired residential loans at September 30, 2012 and 2011.

Commercial loans that were determined to be impaired and had specific allowances totaled $0 at September 30, 2012 compared with $5.7 million at September 30, 2011.  The decrease primarily resulted from charge-offs and, to a lesser extent, the sale of a $1.3 million note secured by a vacant warehouse property which was included in impaired loans at September 30, 2011.  Commercial loans that were determined to be impaired and had partial charge-offs recorded totaled $16.4 million at September 30, 2012 compared with $0 at September 30, 2011.  The increase was primarily related to the change in the Company’s charge-off policy during 2012 coupled with the increase in impaired commercial loans during 2012.  Refer to Note 5 of Notes to Consolidated Financial Statements for a discussion of the Company’s charge-off policy and the change in methodology adopted during the quarter ended March 31, 2012.

Commercial loans that were determined to be impaired and had no related specific allowances or no partial charge-offs recorded totaled $12.0 million at September 30, 2012 compared with $7.7 million at September 30, 2011.  Such loans were determined to be impaired and were placed on non-accrual status because management determined that the Company will be unable to collect all amounts due on a timely basis according to the loan contract, including scheduled interest payments.  The increase was primarily due to an increase in the amount of commercial and multifamily real estate loans with no related specific allowances or no partial charge-offs.  The principal balance of commercial and multi-family real estate loans with no related specific allowance totaled $10.2 million at September 30, 2012 compared with $5.4 million at September 30, 2011.  Management determined that the Company will be unable to collect all scheduled interest payments due according to the loan contracts on several large relationships secured by commercial real estate.  However, after evaluation of the current fair value of the underlying collateral, management determined that no impairment losses requiring a specific allowance for loan losses were probable on these loans.

After evaluation of the fair value of the underlying collateral securing the remaining balances of collateral dependent loans, expected future cash flows of non-collateral dependent loans, the ability of the borrowers to repay the principal balance of the loans and the amount of partial charge offs that had been previously recorded, management determined that no further impairment losses requiring a specific allowance for loan losses were probable on impaired commercial loans at September 30, 2012 and 2011.

FINANCIAL CONDITION

Cash and cash equivalents increased $5.3 million to $62.3 million at September 30, 2012 from $57.1 million at September 30, 2011.  Federal funds sold and overnight interest-bearing deposit accounts increased to $46.5 million at September 30, 2012 compared with $40.6 million at September 30, 2011.  Cash and amounts due from depository institutions decreased to $15.8 million at September 30, 2012 compared with $16.4 million at September 30, 2011.  The net increase was primarily the result of management’s efforts to manage the Company’s on-going liquidity needs.

Debt securities available for sale increased to $21.6 million at September 30, 2012 from $14.5 million at September 30, 2011.  Mortgage-backed securities available for sale decreased to $326,000 at September 30, 2012 from $2.8 million at September 30, 2011 and mortgage-backed securities held to maturity decreased to $5.7 million at September 30, 2012 from $7.2 million at September 30, 2011.  Such securities are held primarily as collateral to secure large commercial and municipal deposits.  The total balance held in these securities is adjusted, as individual securities mature or repay, to reflect fluctuations in the balances of the deposits they are securing.

Capital Stock of the Federal Home Loan Bank increased $2.5 million to $5.6 million at September 30, 2012 from $3.1 million at September 30, 2011.  The Bank is generally required to hold a specific amount of stock based upon its total FHLB borrowings outstanding.  The increased balance is related to the increase in borrowings from the FHLB.

Bank-owned life insurance increased $1.0 million to $31.8 million at September 30, 2012 from $30.8 million at September 30, 2011.  The increase was attributable to appreciation of the cash surrender values of existing policies.  Increases in cash surrender values are treated as other income and are tax exempt.

Advances from the Federal Home Loan Bank increased $60.0 million to $89.0 million at September 30, 2012 from $29.0 million at September 30, 2011.  The Company supplements its primary funding source, retail deposits, with wholesale funding sources consisting of borrowings from the FHLB, brokered certificates of deposit acquired on a national level and short-term borrowings from the discount window of the Federal Reserve Bank.  Management actively chooses among these wholesale funding sources depending on their relative costs.  The increase in borrowings in fiscal 2012 was primarily used to fund overall asset growth and the decrease in total deposits.  See Liquidity Risk.

Total stockholders’ equity decreased $2.0 million to $118.2 million at September 30, 2012 from $120.2 million at September 30, 2011.  During the quarter ended September 30, 2012, the Company completed the repurchase from private investors of $7.1 million in par value, or approximately 22% of the outstanding shares, of its Fixed Rate Cumulative Perpetual Preferred Stock, Series A, $1,000 per share liquidation preference (the “Preferred Stock”) in exchange for $6.6 million in cash, representing a 7.2% average discount from par value.  The repurchase resulted in a $364,000 benefit to income available to common shares.  Also during the quarter ended September 30, 2012, the Company completed the repurchase of the common stock warrant issued to the United States Department of the Treasury in exchange for $1.1 million in cash.  The combined impact of these transactions resulted in a $7.7 million reduction in total stockholders’ equity.  In January 2009, as part of the U.S. Department of the Treasury’s Troubled Asset Relief Program Capital Purchase Program, the Company issued 32,538 shares of the Preferred Stock and a warrant to purchase up to 778,421 shares of the Company’s common stock at an exercise price of $6.27 per share in exchange for $32.5 million in cash from the Treasury.  The Treasury sold all of the Preferred Stock to private investors in a Dutch auction that was completed in July 2012.  Following the Treasury’s auction of the Preferred Stock and the Company’s repurchase of the warrant, the U.S. Treasury has no remaining equity stake in the Company.  Also decreasing stockholders’ equity were cash dividends paid on common stock and preferred stock of $4.3 million and $1.6 million, respectively.  Increasing stockholders’ equity were net income totaling $9.8 million, stock option and award expense of $1.2 million, stock options exercised of $503,000, the issuance of treasury stock to the equity trust totaling $386,000, net and the amortization of equity trust expense of $235,000.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED SEPTEMBER 30, 2011 AND 2010

OVERVIEW

Net income for the year ended September 30, 2011 increased 144.9% to $8.1 million, or $0.55 per diluted common share, compared with $3.3 million, or $0.12 per diluted common share, for the year ended September 30, 2010.  Reducing income available to common shares were dividends and discount accretion on the Company’s preferred stock totaling $2.1 million, or $0.19 per diluted common share for each of the years ended September 30, 2011 and 2010.

NET INTEREST INCOME

Net interest income increased $590,000 to $47.3 million for the year ended September 30, 2011 compared with $46.7 million for the year ended September 30, 2010.  The increase was primarily the result of expansion in the net interest margin, which increased to 3.67% in 2011 compared with 3.54% in 2010, partially offset by a decrease in average interest-earning assets.  The net interest margin benefited from market-driven declines in the cost of deposits combined with actions taken by management to reduce the interest rates on certain types of deposits.

Total interest and dividend income decreased $4.9 million to $60.3 million for the year ended September 30, 2011 compared with $65.1 million for the year ended September 30, 2010 due to declines in the average balance and average yield of interest-earning assets.  The average yield decreased from 4.94% for fiscal 2010 to 4.67% for fiscal 2011 and the average balance decreased from $1.32 billion to $1.29 billion during the same periods, respectively.

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

Total interest expense decreased $5.4 million to $13.0 million for fiscal 2011 compared with $18.4 million for fiscal 2010 due primarily to a decline in the average cost of funds, and to a much lesser extent, a decline in the average balance of interest-bearing liabilities.  The average cost of funds decreased from 1.60% for 2010 to 1.16% for 2011 and the average balance of interest-bearing liabilities decreased from $1.15 billion to $1.11 billion during the same periods, respectively.  The decreased average cost was primarily the result of lower market interest rates during the period.  The lower average balance of interest-bearing liabilities resulted from decreases in the average balances of deposits and borrowings from the FHLB.

Interest expense on deposits decreased $4.8 million, or 29.5%, to $11.4 million during the year ended September 30, 2011 compared with $16.1 million for the year ended September 30, 2010 primarily as the result of a market-driven decrease in the average cost to 1.12% from 1.56% during the same periods, respectively.  The average balance of interest-bearing deposits decreased to $1.01 billion for the year ended September 30, 2011 from $1.04 billion for the year ended September 30, 2010.

Interest expense on advances from the Federal Home Loan Bank decreased $671,000, or 38.5%, to $1.1 million during the year ended September 30, 2011 compared with $1.7 million for the year ended September 30, 2010 as the result of decreases in the average cost and average balance.  The average balance decreased to $81.4 million for the year ended September 30, 2011 from $96.9 million for the year ended September 30, 2010 and the average cost decreased from 1.80% to 1.32% during the same periods, respectively.  The lower average balance resulted from the repayment of short-term advances with the decrease in total interest-earning assets.  The decreased average cost was the result of lower market interest rates during the 2011 period.

PROVISION FOR LOAN LOSSES

The provision for loan losses for the year ended September 30, 2011 was $14.8 million compared with $26.1 million for the same period a year ago.  The larger provision recorded in the prior year was primarily due to increases in non-performing assets and certain other asset quality indicators such as delinquencies and internal adversely classified assets during the prior year, higher levels of net charge-offs in the prior year and the increase in certain loss factors in the Company’s general valuation allowance model during the June 2010 quarter.

NON-INTEREST INCOME

Total non-interest income decreased $1.8 million to $13.0 million for the year ended September 30, 2011 compared with $14.8 million for the year ended September 30, 2010 primarily as the result of a decrease in mortgage revenues partially offset by an increase in retail banking fees and investment brokerage revenues.

Mortgage revenues decreased 27.7% to $5.7 million during the year ended September 30, 2011 compared with $7.8 million during the year ended September 30, 2010 on decreased loan sales and lower net profit margins.  Residential loans sold to investors during the year ended September 30, 2011 totaled $1.59 billion compared with $1.67 billion in 2010.  The net profit margins on loans sold decreased to 0.36% during 2011 compared with

0.47% during fiscal 2010.  The Company realized lower profit margins on loans sold during the first half of fiscal 2011 primarily as the result of operational processing challenges that it experienced related to the high mortgage loan refinancing volumes in the December 2010 quarter and tightening investor documentation and underwriting requirements.  Such challenges resulted in extended processing times and the inability to deliver a number of loans held for sale at December 31, 2010 to investors within the original interest rate lock commitment periods.  As a result, the Company ultimately delivered these loans to investors during the March 2011 quarter at significantly reduced gross profit margins as such loans were repriced at reduced market values.  The Company resolved these operational challenges during the March 2011 quarter, resulting in improved gross profit margins in the last half of the 2011 fiscal year.  Also reducing mortgage revenues were charges to earnings totaling $1.7 million and $655,000 during the years ended September 30, 2011 and 2010, respectively, for estimated liabilities due to the Company’s loan investors under contractual obligations related to loans that were previously sold and became delinquent or defaulted.  Refer to Note 12 of Notes to Consolidated Financial Statements for a discussion of the Company’s treatment of the estimated liability.

Retail banking fees increased 9.8% to $4.1 million in fiscal 2011 compared with $3.8 million for fiscal 2010 primarily as a result of a change in the deposit fee structure during fiscal 2011.

NON-INTEREST EXPENSE

Total non-interest expense increased $2.3 million, or 7.4%, to $34.3 million for the year ended September 30, 2011 compared with $31.9 million for the year ended September 30, 2010.  Significant fluctuations are discussed below.

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

FDIC deposit insurance premium expense increased $451,000 to $2.4 million for the year ended September 30, 2011 compared with $2.0 million for the year ended September 30, 2010.  Effective April 1, 2011, the FDIC changed its method of assessing insurance premiums on all financial institutions from a deposit-based method to an asset-based method, resulting in a significant decrease in the Company’s assessment rate during the last half of fiscal 2011.  The increase in expense was also the result of an increase in the deposit insurance rate during the first six months of fiscal 2011.

Other non-interest expense increased $259,000, or 16.4%, to $1.8 million for the year ended September 30, 2011 compared with $1.6 million for the year ended September 30, 2010.  The increase was primarily due to $158,000 of expenses related to the relocation and home sales of certain Company executives during 2011 and a $119,000 increase in supervisory examination fees as a result of the increase in total assets.

INCOME TAXES

The provision for income taxes increased from $259,000 for the year ended September 30, 2010 to $3.1 million for the year ended September 30, 2011.  The effective tax rate was 28.09% in fiscal 2011 compared with 7.30% in fiscal 2010.  The effective tax rates differed from the Federal statutory rate of 34% primarily as the result of non-taxable income related to bank-owned life insurance and tax-exempt interest income on certain loans receivable.  The lower effective rate in 2010 compared with 2011 was due to the lower total pre-tax income in 2010 resulting in a higher ratio of non-taxable income to such pre-tax income.  See Note 14 of Notes to the Consolidated Financial Statements.

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

Earnings Simulation Modeling.  Net income is affected by changes in the level of interest rates, the shape of the yield curve and the general market pressures affecting current market interest rates at the time of simulation.  Many interest rate indices do not move uniformly, creating certain disunities between them.  For example, the spread between a thirty-day, prime-based asset and a thirty-day FHLB advance may not be uniform over time.  The earnings simulation model projects changes in net interest income caused by the effect of changes in interest rates on interest-earning assets and interest-bearing liabilities.  Simulation results are measured as a percentage change in net interest income compared with the static-rate or “base case” scenario. The model considers increases and decreases in asset and liability volumes using prepayment assumptions as well as rate changes.  Rate changes are modeled gradually over a twelve-month period, referred to as a “rate ramp.”  The model projects only changes in interest income and expense and does not project changes in non-interest income, non-interest expense, provision for loan losses, the impact of changing tax rates, or any actions that the Company might take to counter the effect of market interest rate movements.  At September 30, 2012, net interest income simulation showed a negative 20 basis point change from the base case in a 200 basis point ramped rising rate environment and a negative 130 basis point change from the base case in a 100 basis point ramped declining rate environment.  The projected decreases in net interest income are within the Asset/Liability Committee’s guidelines in a 200 basis point increasing or 100 basis point decreasing interest rate environment.  However, management continually monitors signs of elevated risks and takes certain actions to limit these risks.

The following table summarizes the results of the Company’s income simulation model as of September 30, 2012 and 2011.

	Change in Net Interest Income
	2012		2011
	Year 1	Year 2	Year 1	Year 2
Change in Market Interest Rates:
200 basis point ramped increase	(0.2)%	(2.4)%	(2.7)%	(5.1)%
Base case - no change	—	(4.0)%	—	(2.5)%
100 basis point ramped decrease	(1.3)%	(5.2)%	(0.4)%	(1.7)%

Net Portfolio Value Analysis.  Net portfolio value (“NPV”) represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market-risk sensitive instruments in the event of a sudden and sustained 100 to 200 basis point increase or decrease in market interest rates with no effect given to any actions management might take to counter the effect of the interest rate movements. The following is a summary of the results of the report compiled by the Company’s outside consultant using data and assumptions management provided as of September 30, 2012 and 2011.

	Estimated Change in Net Portfolio Value
	2012		2011
	Amount (in thousands)	Percent	Amount (in thousands)	Percent
Change in Market Interest Rates:
200 basis point increase	$4,930	3.5%	$(1,347)	(0.8)%
Base case - no change	—	—	—	—
100 basis point decrease	(17,803)	(12.6)%	(15,844)	(9.8)%

The preceding table indicates that, at September 30, 2012, in the event of a 200 basis point increase in prevailing market interest rates, NPV would be expected to increase by $4.9 million, or 3.5% of the base case scenario value of $141.6 million.  In the event of a decrease in prevailing market rates of 100 basis points, NPV would be expected to decrease by $17.8 million, or 12.6%, of the base case scenario value.  The projected decrease in NPV is within the Asset Liability Committee’s guidelines in a 200 basis point increasing or 100 basis point decreasing interest rate environment.  However, management continually monitors signs of elevated risks and takes certain actions to limit these risks.

The following table presents the Company’s financial instruments that are sensitive to changes in interest rates, categorized by expected maturity, and the instruments’ estimated fair values and weighted average interest rates at September 30, 2012.  Expected maturities use certain assumptions based on historical experience and other data available to management.

	Weighted		One Year	After Three	After Five		Carrying	Estimated
	Average	Within One	to	Years to Five	Years to	Beyond	Value	Fair
	Rate	Year	Three Years	Years	Ten Years	Ten Years	Total	Value
	(Dollars in Thousands)
Interest-Sensitive Assets

Loans receivable - net (1)	4.92%	$529,009	$186,938	$162,875	$24,170	$72,736	$975,728	$1,024,992
Mortgage loans held for sale - net (2)	3.57%	180,575	—	—	—	—	180,575	185,641
Debt securities - AFS	0.39%	21,595	—	—	—	—	21,595	21,595
Mortgage-backed securities - HTM	3.76%	3,620	—	43	386	1,608	5,657	6,096
Mortgage-backed securities - AFS	5.60%	—	—	—	158	168	326	326
FHLB stock	4.00%	5,559	—	—	—	—	5,559	5,559
Other	0.23%	46,501	—	—	—	—	46,501	46,501
Total interest-sensitive assets		$786,859	$186,938	$162,918	$24,714	$74,512	$1,235,941	$1,290,710

Interest-Sensitive Liabilities

Savings accounts	0.14%	$37,258	$—	$—	$—	$—	$37,258	$37,258
Checking accounts (3)	0.14%	297,523	—	—	—	—	297,523	297,523
Money market accounts	0.26%	149,194	—	—	—	—	149,194	149,194
Certificate of deposit accounts	1.02%	302,271	137,186	5,874	—	—	445,331	446,529
FHLB advances	1.18%	60,000	25,000	—	—	4,000	89,000	91,864
Subordinated debentures	2.69%	—	—	—	—	19,589	19,589	19,583
Total interest-sensitive liabilities		$846,246	$162,186	$5,874	$—	$23,589	$1,037,895	$1,041,951

Off-Balance-Sheet Items

Operating leases		$986	$1,452	$1,321	$1,136	$—	$—	$—
Commitments to extend credit	4.07%	179,612	—	—	—	—	—	184,746
Unused lines of credit - residential		92,692	—	—	—	—	—	93,591
Unused lines of credit - commercial		102,311	—	—	—	—	—	105,769

(1) Includes non-accrual loans.

(2) Maturity reflects expected committed sales to investors.

(3) Excludes non-interest-bearing checking accounts of $173.4 million.

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

The Company primarily funds its assets with deposits from its retail, commercial and public entity customers.  If the Bank or the Company require funds beyond their ability to generate them internally, the Bank has the ability to borrow funds from the FHLB and the Federal Reserve and, subject to regulatory restrictions discussed below, to raise certificates of deposit on a national level through broker relationships.  Management chooses among these wholesale funding sources depending on their relative costs, the Company’s overall interest rate risk exposure and the Company’s overall borrowing capacity at the FHLB and the Federal Reserve.  At September 30, 2012, the balance of borrowings from the FHLB totaled $89.0 million, had a weighted-average interest rate of 1.18%, a weighted average maturity of approximately 13 months and represented 7% of total assets.  There were no borrowings from the Federal Reserve or brokered certificates of deposit from national brokers outstanding at September 30, 2012.  At September 30, 2011, the combined balances of borrowings from the FHLB and brokered certificates of deposit from national brokers totaled $37.4 million, had a weighted-average interest rate of 3.57%, a weighted average maturity of approximately 41 months and represented 3% of total assets.  There were no borrowings from the Federal Reserve outstanding at September 30, 2011.  Use of these funds has historically given the Company alternative sources to support its asset growth while avoiding, when necessary, aggressive deposit pricing strategies used from time to time by some of its competitors in its market.  In addition, the use of these wholesale funds has given management an alternative low-cost means to maximize net interest income and manage interest rate risk by providing the Company greater flexibility to control the interest rates and maturities of these funds, as compared with deposits.  This increased flexibility has allowed the Company to better respond to changes in the interest rate environment and demand for its loan products, especially loans held for sale that are awaiting final settlement (generally within 30 to 60 days) with the Company’s investors.

During July 2010, the Company agreed to comply with a request from its primary regulator at that time not to increase the aggregate level of national brokered certificates of deposit, CDARS time deposits and certain other similar reciprocal deposits above the level that existed at July 2, 2010, which was $178.5 million.  The Company had already begun reducing the level of these types of deposits earlier in fiscal year 2010 with funds received from the increased levels of core deposits.  The aggregate balances of such deposits were $115.2 million and $131.0 million at September 30, 2012 and 2011, respectively.  At September 30, 2012, the Company had no certificates of deposit from national brokers.  This restriction has not had a significant impact on the Company’s financial condition, results of operations or liquidity position since its implementation.

The borrowings from the FHLB are obtained under a blanket agreement, which assigns all investments in FHLB stock, qualifying first residential mortgage loans, residential loans held for sale and home equity loans with a 90% or less loan-to-value ratio as collateral to secure the amounts borrowed.  Total borrowings from the FHLB are subject to limitations based upon a risk assessment of the Bank.  At September 30, 2012, the Bank had approximately $168.6 million in additional borrowing authority under the arrangement with the FHLB in addition to the $89.0 million in advances outstanding at that date.

The Bank has the ability to borrow funds on a short-term basis under the Bank’s primary credit line at the Federal Reserve’s Discount Window.  At September 30, 2012, the Bank had approximately $149.5 million in borrowing authority under this arrangement with no borrowings outstanding and had approximately $192.3 million of commercial loans pledged as collateral under this agreement.

At September 30, 2012, the Company had outstanding firm commitments to originate loans of $179.6 million, all of which were on a best-efforts basis and to fulfill commitments under unused lines of credit of $195.0 million.  Certificates of deposit scheduled to mature in one year or less totaled $302.3 million.  Based upon historical experience, management believes the majority of maturing retail certificates of deposit will remain with the Bank.  However, if these deposits do not remain with the Bank, the Bank will need to rely on wholesale funding sources, which might only be available at higher interest rates.

The Company is a large originator of residential mortgage loans, with substantially all of these loans sold to the secondary residential mortgage investment community.  Consequently, the primary source and use of cash in operations is to originate loans for sale, which used $1.40 billion in cash during the twelve months ended September 30, 2012 and provided proceeds of $1.33 billion from loan sales, compared with $1.43 billion and $1.59 billion, respectively, in 2011.

The primary use of cash from investing activities is the origination of loans receivable that are held in portfolio.  Loans receivable held in portfolio, declined $23.4 million for the year ended September 30, 2012 compared with an increase of $7.7 million for the year ended September 30, 2011.  Other significant uses of cash from investing activities for the year ended September 30, 2012 included $50.6 million for the purchase of debt securities available for sale, $7.8 million for the purchase of FHLB stock, and $2.0 million for the purchase or improvement of premises and equipment.  Other significant uses of cash from investing activities for the year ended September 30, 2011 included $62.6 million for the purchase of debt securities available for sale, $4.4 million for the purchase of FHLB stock, and $1.8 million for the purchase or improvement of premises and equipment.  Sources of cash from investing activities for the year ended September 30, 2012 included proceeds from maturities of debt securities available for sale totaling $43.2 million, proceeds from FHLB stock redemptions of $5.3 million, principal repayments on mortgage-backed securities totaling $4.0 million and proceeds from sale of real estate acquired in settlement of loans of $7.6 million.  Sources of cash from investing activities for the year ended September 30, 2011 included proceeds from maturities of debt securities available for sale totaling $56.0 million, proceeds from FHLB stock redemptions of $11.0 million, principal repayments on mortgage-backed securities totaling $8.9 million and proceeds from sale of real estate acquired in settlement of loans of $10.0 million.

The Company’s primary sources of cash from financing activities for the year ended September 30, 2012 included a $60.0 million increase in FHLB advances and a $643,000 increase in advance payments by borrowers for taxes and insurance.  The Company’s primary sources of cash from financing activities for the year ended September 30, 2011 included a $7.3 million increase in deposits.  Primary uses of cash from financing activities for the year ended September 30, 2012 included a $19.8 million decrease in deposits, dividends paid on common stock of $4.3 million, dividends paid on preferred stock of $1.6 million and $7.7 million in repurchase of preferred stock and common stock warrants.  Primary uses of cash from financing activities for the year ended September 30, 2011 included a $152.0 million decrease in FHLB advances, a $2.2 million decrease in advance payments by borrowers for taxes and insurance, dividends paid on common stock of $4.2 million and dividends paid on preferred stock of $1.6 million.

The Company is a legal entity, separate and distinct from the Bank, which must provide its own liquidity to meet its operating needs.  The Company’s ongoing liquidity needs primarily include funding its operating expenses, paying cash dividends to its common and preferred shareholders and paying interest and principal on outstanding debt.  During the years ended September 30, 2012 and 2011, the Company paid cash dividends to its common and preferred shareholders totaling $5.9 million and $5.8 million, respectively, repaid no principal on outstanding debt and paid interest on outstanding debt totaling $542,000 and $506,000, respectively.  In addition, the Company used $7.7 million in cash to repurchase preferred stock and a common stock warrant during the year ended September 30, 2012. See Note 14 of Notes to the Consolidated Financial Statements.

A large portion of the Company’s liquidity is obtained from the Bank in the form of dividends.  Federal regulations impose limitations upon payment of capital distributions from the Bank to the Company.  Under the regulations as currently applied to the Bank, the approval of the Office of the Comptroller of the Currency (“OCC”) and the non-objection of the Federal Reserve Bank are required prior to any capital distribution.  To the extent that any such capital distributions are not approved by these regulators in future periods, the Company could find it necessary to reduce or eliminate the payment of common dividends to its shareholders.  In addition, the Company could find it necessary to temporarily suspend the payment of dividends on its preferred stock and interest on its subordinated debentures.  At September 30, 2012 and 2011, the Company had cash and cash equivalents totaling $83,000 and $119,000, respectively, and a demand loan extended to the Bank totaling $4.4 million and $3.4 million, respectively, that could be used to fulfill its liquidity needs.

DERIVATIVES, CONTRACTUAL OBLIGATIONS AND OFF-BALANCE-SHEET ARRANGEMENTS

The Company has various financial obligations, including obligations that may require future cash payments.  The table below presents, as of September 30, 2012, significant fixed and determinable contractual obligations to third parties, excluding interest payable, by payment due date.  Further discussion of each obligation is included in the notes to the consolidated financial statements.

		Payments Due by Period
	Total	Less than 1 Year	1 to Less Than 3 Years	3 to 5 Years	More than 5 years
			(In thousands)
Time deposits	$445,331	$302,271	$137,186	$5,874	$—
Advances from FHLB	89,000	60,000	25,000	—	4,000
Subordinated debentures	19,589	—	—	—	19,589
Operating lease obligations	4,895	986	1,452	1,321	1,136
Total	$558,815	$363,257	$163,638	$7,195	$24,725

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

CAPITAL RESOURCES

The Company is not subject to any separate capital requirements from those of the Bank.  The Bank is required to maintain specific minimum amounts of capital pursuant to Federal regulations. These minimum capital standards generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and risk-based capital requirement.  The tangible capital requirement provides for minimum tangible capital (defined as stockholders’ equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 3.0% of adjusted assets. The risk-based capital requirement provides for the maintenance of core capital plus a portion of unallocated loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Bank multiplies the value of each asset on its balance sheet by a risk-weighting factor that is defined by federal regulations (e.g., one- to four-family conventional residential loans carry a risk-weighted factor of 50%).  See Note 15 of Notes to the Consolidated Financial Statements for a summary of the Bank’s regulatory capital amounts and ratios at September 30, 2012 and 2011.

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

STOCK PERFORMANCE

The following graph compares the cumulative total stockholder return on the Company’s common stock with the cumulative total return on the Nasdaq Index (U.S. companies) and with the SNL Bank and Thrift Index.  The total return assumes reinvestment of all dividends.  The graph assumes $100 was invested at the close of business on September 30, 2007.

	Period Ending
Index	09/30/07	09/30/08	09/30/09	09/30/10	09/30/11	09/30/12
Pulaski Financial Corp.	100.00	70.28	64.49	62.96	62.08	82.40
NASDAQ Composite	100.00	78.08	80.06	90.26	92.97	121.46
SNL Bank and Thrift Index	100.00	71.23	50.36	45.95	36.41	51.45

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

Fair Value Measurements.  In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.  The ASU contains guidance on the application of the highest and best use and valuation premise concepts, the measurement of fair values of instruments classified in shareholders’ equity, the measurement of fair values of financial instruments that are managed within a portfolio, and the application of premiums and discounts in a fair value measurement.  It also requires additional disclosures about fair value measurements, including information about the unobservable inputs used in fair value measurements within Level 3 of the fair value hierarchy, the sensitivity of recurring fair value measurements within Level 3 to changes in unobservable inputs and the interrelationships between those inputs, and the categorization by level of the fair value hierarchy for items that are not measured at fair value but for which the fair value is required to be disclosed.  These amendments were applied prospectively, effective January 1, 2012, and their application did not have a material effect on the Company’s consolidated financial statements.

Other Comprehensive Income.  In June 2011, the FASB issued ASU 2011-05, Presentation of Comprehensive Income.  The ASU increases the prominence of other comprehensive income in financial statements by requiring comprehensive income to be reported in either a single statement or in two consecutive statements which report both net income and other comprehensive income.  It eliminates the option to report the components of other comprehensive income in the statement of changes in equity.  The ASU was effective for periods beginning January 1, 2012 and required retrospective application. The ASU did not change the components of other comprehensive income, the timing of items reclassified to net income, or the net income basis for income per share calculations.  The Company has chosen to present net income and other comprehensive income in a single statement in the accompanying consolidated financial statements.  In December 2011, the FASB issued ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05.  The amendments are being made to allow the Board time to consider whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented.  Until the Board has reached a resolution, entities are required to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before ASU 2011-05.

Goodwill.  In September 2011, the FASB issued ASU 2011-08, Testing Goodwill for Impairment.  The ASU allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test.  Previous guidance required, on an annual basis, testing goodwill for impairment by comparing the fair value of a reporting unit to its carrying amount (including goodwill).  As a result of this amendment, an entity will not be required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount.  The ASU was effective for annual and interim goodwill impairment tests performed for periods beginning January 1, 2012.  The adoption of this guidance did not have a material effect on the Company’s consolidated financial statements.

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

Our management assessed the effectiveness of our internal control over financial reporting, including controls over the preparation of the schedules equivalent to the basic financial statements in accordance with the Office of the Comptroller of Currency Instructions for Call Reports, as of September 30, 2012, using the criteria established in Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this assessment, management has concluded that, as of September 30, 2012, the Company’s internal control over financial reporting, including controls over the preparation of the schedules equivalent to the basic financial statements in accordance with the Office of the Comptroller of Currency Instructions for Call Reports, was effective based on those criteria.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s Report on Internal Control over Financial Reporting was not subject to attestation by the Company’s registered public accounting firm pursuant to the rules of the Securities and Exchange Commission permitting the Company to provide only management’s report in this annual report.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Pulaski Financial Corp.:

We have audited the accompanying consolidated balance sheets of Pulaski Financial Corp. and subsidiaries (the Company) as of September 30, 2012 and 2011, and the related consolidated statements of income and comprehensive income, stockholders’ equity and cash flows for each of the years in the three-year period ended September 30, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pulaski Financial Corp. and subsidiaries as of September 30, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

St. Louis, Missouri

December 19, 2012

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30, 2012 and 2011

	2012	2011
ASSETS

Cash and amounts due from depository institutions	$15,834,193	$16,433,765
Federal funds sold and overnight interest-bearing deposits	46,500,729	40,637,241
Total cash and cash equivalents	62,334,922	57,071,006
Debt securities available for sale, at fair value	21,595,095	14,457,072
Mortgage-backed securities held to maturity, at amortized cost (fair value of $6,096,227 and $7,727,314 at September 30, 2012 and 2011, respectively)	5,656,963	7,234,139
Mortgage-backed securities available for sale, at fair value	326,322	2,751,871
Capital stock of Federal Home Loan Bank, at cost	5,558,600	3,100,400
Mortgage loans held for sale, at lower of cost or market	180,574,694	100,718,753
Loans receivable (net of allowance for loan losses of $17,116,595 and $25,713,622 at September 30, 2012 and 2011, respectively)	975,727,642	1,021,272,809
Real estate acquired in settlement of loans (net of allowance for losses of $4,706,775 and $2,515,800 at September 30, 2012 and 2011, respectively)	13,952,168	18,717,814
Premises and equipment, net	18,415,977	18,458,166
Goodwill	3,938,524	3,938,524
Accrued interest receivable	3,888,611	3,852,790
Bank-owned life insurance	31,844,074	30,842,466
Deferred tax assets	11,638,492	12,772,637
Prepaid expenses, accounts receivable and other assets	12,065,342	14,020,189

Total assets	$1,347,517,426	$1,309,208,636

LIABILITIES AND STOCKHOLDERS’ EQUITY

LIABILITIES:
Deposits	$1,102,679,773	$1,122,524,913
Advances from the Federal Home Loan Bank	89,000,000	29,000,000
Subordinated debentures	19,589,000	19,589,000
Advance payments by borrowers for taxes and insurance	5,589,385	4,945,918
Accrued interest payable	695,111	840,186
Other liabilities	11,796,985	12,138,433
Total liabilities	1,229,350,254	1,189,038,450

STOCKHOLDERS’ EQUITY :

Preferred stock - $0.01 par value per share, 1,000,000 shares authorized; 25,418 and 32,538 shares issued at September 30, 2012 and 2011, respectively; $1,000 per share liquidation value, net of discount	24,976,239	31,527,176
Common stock - $0.01 par value per share, 18,000,000 shares authorized; 13,068,618 shares issued at September 30, 2012 and 2011	130,687	130,687
Treasury stock - at cost (2,114,246 and 2,588,340 shares at September 30, 2012 and 2011, respectively)	(15,939,378)	(18,008,998)
Additional paid-in capital	56,849,475	58,236,270
Accumulated other comprehensive income, net	21,475	310
Retained earnings	52,128,674	48,284,741
Total stockholders’ equity	118,167,172	120,170,186

Total liabilities and stockholders’ equity	$1,347,517,426	$1,309,208,636

See accompanying notes to the consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

YEARS ENDED SEPTEMBER 30, 2012, 2011 AND 2010

	2012	2011	2010
INTEREST AND DIVIDEND INCOME:
Loans receivable	$49,960,907	$53,836,937	$57,689,759
Mortgage loans held for sale	5,338,349	5,548,562	6,259,177
Securities and other	409,036	867,174	1,155,254
Total interest and dividend income	55,708,292	60,252,673	65,104,190
INTEREST EXPENSE:
Deposits	7,216,224	11,374,452	16,134,364
Advances from Federal Home Loan Bank	919,849	1,070,964	1,742,237
Borrowings from the Federal Reserve Bank	—	—	484
Subordinated debentures	541,728	505,889	515,308
Total interest expense	8,677,801	12,951,305	18,392,393
Net interest income	47,030,491	47,301,368	46,711,797
Provision for loan losses	14,450,000	14,800,000	26,064,000
Net interest income after provision for loan losses	32,580,491	32,501,368	20,647,797
NON-INTEREST INCOME:
Mortgage revenues	8,772,721	5,670,484	7,840,478
Retail banking fees	4,106,177	4,148,807	3,777,468
Investment brokerage revenues	1,402,448	1,864,170	1,797,876
Bank-owned life insurance income	1,001,608	1,071,637	1,092,149
Other	420,754	242,707	332,507
Total non-interest income	15,703,708	12,997,805	14,840,478
NON-INTEREST EXPENSE:
Salaries and employee benefits	15,262,518	15,021,505	13,979,216
Occupancy, equipment and data processing expense	9,289,870	8,990,060	8,288,918
Advertising	518,765	574,438	566,111
Professional services	2,084,098	1,653,032	1,747,584
FDIC deposit insurance premium expense	1,757,199	2,430,621	1,980,105
Real estate foreclosure losses and expense, net	3,039,315	2,872,484	2,810,765
Postage, document delivery and office supplies expense	696,967	898,470	978,703
Other	1,542,552	1,843,979	1,584,709
Total non-interest expense	34,191,284	34,284,589	31,936,111
Income before income taxes	14,092,915	11,214,584	3,552,164
Income tax expense	4,263,227	3,149,807	259,377
Net income	$9,829,688	$8,064,777	$3,292,787
OTHER COMPREHENSIVE INCOME:
Unrealized gain (loss) on investment and mortgage-backed securities available for sale (net of income taxes in 2012, 2011 and 2010 of ($12,972), $22,999 and $94,962, respectively)	21,165	(37,524)	(154,939)
Comprehensive income	$9,850,853	$8,027,253	$3,137,848
Income available to common shares	$8,145,658	$5,998,761	$1,232,887
Per-share amounts:
Basic earnings per common share	$0.76	$0.57	$0.12
Weighted average common shares outstanding - basic	10,679,091	10,543,316	10,380,822

Diluted earnings per common share	$0.74	$0.55	$0.12
Weighted average common shares outstanding - diluted	10,993,862	10,987,605	10,626,919

See accompanying notes to the consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

YEARS ENDED SEPTEMBER 30, 2011 AND 2010

					Accumulated
	Preferred				Other
	Stock,			Additional	Comprehensive
	Net of	Common	Treasury	Paid-In	Income	Retained
	Discount	Stock	Stock	Capital	(Loss), Net	Earnings	Total

BALANCE, SEPTEMBER 30, 2009	$30,655,060	$130,687	$(19,090,154)	$55,793,445	$192,773	$49,279,559	$116,961,370
Comprehensive income:
Net income	—	—	—	—	—	3,292,787	3,292,787
Change in unrealized gain (loss) on investment securities, net of tax	—	—	—	—	(154,939)	—	(154,939)
Comprehensive income	—	—	—	—	(154,939)	3,292,787	3,137,848
Common stock dividends ($0.38 per share)	—	—	—	—	—	(4,053,659)	(4,053,659)
Preferred stock dividends	—	—	—	—	—	(1,626,900)	(1,626,900)
Accretion of discount on preferred stock	433,000	—	—	—	—	(433,000)	—
Stock options exercised	—	—	297,504	(100,675)	—	—	196,829
Stock option and award expense	—	—	—	555,086	—	—	555,086
Common stock issued under dividend reinvestment plan (110,184 shares)	—	—	429,901	277,132	—	—	707,033
Common stock issued under equity trust plan (228,761 shares)	—	—	(548,699)	548,699	—	—	—
Restricted common stock issued (48,400 shares)	—	—	197,520	(197,520)	—	—	—
Common stock surrendered to satisfy tax withholding obligations of stock-based compensation (11,655 shares)	—	—	(78,374)	—	—	—	(78,374)
Purchase of equity trust shares (43,553 shares)	—	—	(301,936)	120,384	—	—	(181,552)
Distribution of equity trust shares (33,742 shares)	—	—	401,524	(401,524)	—	—	—
Amortization of equity trust expense	—	—	—	800,434	—	—	800,434
Tax benefit from release of equity shares	—	—	—	(66,224)	—	—	(66,224)
Excess tax benefit from stock-based compensation	—	—	—	1,390	—	—	1,390
BALANCE, SEPTEMBER 30, 2010	31,088,060	130,687	(18,692,714)	57,330,627	37,834	46,458,787	116,353,281
Comprehensive income:
Net income	—	—	—	—	—	8,064,777	8,064,777
Change in unrealized gain (loss) on investment securities, net of tax	—	—	—	—	(37,524)	—	(37,524)
Comprehensive income	—	—	—	—	(37,524)	8,064,777	8,027,253
Common stock dividends ($0.38 per share)	—	—	—	(4,202)	—	(4,172,807)	(4,177,009)
Preferred stock dividends	—	—	—	—	—	(1,626,900)	(1,626,900)
Accretion of discount on preferred stock	439,116	—	—	—	—	(439,116)	—
Stock options exercised	—	—	117,765	76,190	—	—	193,955
Stock option and award expense	—	—	—	590,457	—	—	590,457
Common stock issued under dividend reinvestment plan	—	—	—	(27,399)	—	—	(27,399)
Common stock issued under employee compensation plan, net (56,681 shares)	—	—	(116,499)	87,110	—	—	(29,389)
Purchase of equity trust shares from Treasury, net (43,955 shares)	—	—	(76)	446,760			446,684
Distribution of equity trust shares (75,391 shares)	—	—	682,526	(682,526)	—	—	—
Amortization of equity trust expense	—	—	—	355,179	—	—	355,179
Tax cost from release of equity shares	—	—	—	(49,227)	—	—	(49,227)
Excess tax benefit from stock-based compensation	—	—	—	113,301	—	—	113,301
BALANCE, SEPTEMBER 30, 2011	$31,527,176	$130,687	$(18,008,998)	$58,236,270	$310	$48,284,741	$120,170,186

See accompanying notes to the consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

YEAR ENDED SEPTEMBER 30, 2012

					Accumulated
	Preferred				Other
	Stock,			Additional	Comprehensive
	Net of	Common	Treasury	Paid-In	Income,	Retained
	Discount	Stock	Stock	Capital	Net	Earnings	Total

BALANCE, SEPTEMBER 30, 2011	$31,527,176	$130,687	$(18,008,998)	$58,236,270	$310	$48,284,741	$120,170,186
Comprehensive Income:
Net income	—	—	—	—	—	9,829,688	9,829,688
Change in unrealized gain on investment securities, net of tax	—	—	—	—	21,165	—	21,165
Comprehensive income	—	—	—	—	21,165	9,829,688	9,850,853
Common stock dividends ($0.38 per share)	—	—	—	—	—	(4,301,725)	(4,301,725)
Preferred stock dividends	—	—	—	—	—	(1,626,900)	(1,626,900)
Accretion of discount on preferred stock	420,829	—	—	—	—	(420,829)	—
Repurchase of preferred shares (7,120 shares)	(6,971,766)	—	—	—	—	363,699	(6,608,067)
Repurchase of common stock warrant	—	—	—	(1,110,000)	—	—	(1,110,000)
Stock options exercised	—	—	297,390	206,032	—	—	503,422
Stock option and award expense	—	—	—	1,179,683	—	—	1,179,683
Common stock issued under dividend reinvestment plan	—	—	—	(22,013)	—	—	(22,013)
Common stock issued under employee compensation plans, net (248,032 shares)	—	—	523,265	(908,969)	—	—	(385,704)
Purchase of equity trust shares from Treasury, net (10,327 shares)	—	—	—	339,517	—	—	339,517
Distribution of equity trust shares (141,606 shares)	—	—	1,248,965	(1,248,965)	—	—	—
Amortization of equity trust expense	—	—	—	234,588	—	—	234,588
Tax cost from release of equity shares	—	—	—	(59,749)	—	—	(59,749)
Excess tax benefit from stock-based compensation	—	—	—	3,081	—	—	3,081
BALANCE, SEPTEMBER 30, 2012	$24,976,239	$130,687	$(15,939,378)	$56,849,475	$21,475	$52,128,674	$118,167,172

See accompanying notes to the consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED SEPTEMBER 30, 2012, 2011 AND 2010

	2012	2011	2010

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$9,829,688	$8,064,777	$3,292,787
Adjustments to reconcile net income to net cash from operating activities:
Depreciation, amortization and accretion:
Premises and equipment	1,988,670	2,009,616	1,855,879
Net deferred loan costs	2,081,675	2,083,309	2,253,359
Debt and mortgage-backed securities premiums and discounts, net	342,962	295,132	148,461
Equity trust expense, net	234,588	355,179	800,434
Stock option and award expense	1,179,683	590,457	555,086
Provision for loan losses	14,450,000	14,800,000	26,064,000
Provision for losses on real estate acquired in settlement of loans	3,175,919	2,118,500	2,181,900
Gains on sale of real estate acquired in settlement of loans	(426,868)	(169,496)	(300,683)
Originations of mortgage loans held for sale	(1,402,335,941)	(1,432,925,551)	(1,809,489,481)
Proceeds from sales of mortgage loans held for sale	1,330,605,283	1,591,452,812	1,672,542,651
Gain on sale of loans held for sale	(8,125,283)	(5,667,812)	(7,501,651)
Increase in cash value of bank-owned life insurance	(1,001,608)	(1,071,637)	(1,092,149)
Decrease (increase) in deferred tax asset	1,134,145	384,663	(3,861,066)
Excess tax benefit from stock-based compensation	(3,081)	(113,301)	(1,390)
Tax expense for release of equity trust shares	59,749	49,227	66,224
Increase (decrease) in accrued expenses	(19,719)	594,455	(736,607)
(Decrease) increase in current income taxes payable	1,393,980	(2,130,097)	15,771
Changes in other assets and liabilities	(11,397)	3,069,778	(1,559,899)
Net adjustments	(55,277,243)	175,725,234	(118,059,161)
Net cash (used in) provided by operating activities	(45,447,555)	183,790,011	(114,766,374)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from:
Maturities of debt securities available for sale	43,200,000	56,000,000	20,000,000
Principal payments on mortgage-backed securities	3,961,106	8,927,535	8,624,939
Redemption of Federal Home Loan Bank stock	5,312,900	11,035,100	12,990,100
Sales of real estate acquired in settlement of loans receivable	7,642,235	10,035,572	11,295,944
Sales of equipment	13,562	72,671	34,811
Purchases of:
Debt securities available for sale	(50,605,230)	(62,582,763)	(26,004,472)
Federal Home Loan Bank stock	(7,771,100)	(4,361,900)	(11,113,900)
Premises and equipment	(1,960,043)	(1,776,355)	(1,692,787)
Net decrease (increase) in loans receivable	23,387,852	(7,684,964)	37,881,390
Cash paid for equity in joint venture	—	—	(12,500)
Net cash provided by investing activities	$23,181,282	$9,664,896	$52,003,525

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS,  CONTINUED

YEARS ENDED SEPTEMBER 30, 2012, 2011 AND 2010

	2012	2011	2010

CASH FLOWS FROM FINANCING ACTIVITIES:
Net (decrease) increase in deposits	$(19,845,140)	$7,321,793	$(76,426,119)
Proceeds from (repayment of) Federal Home Loan Bank advances, net	60,000,000	(152,000,000)	120,000,000
Net increase (decrease) in advance payments by borrowers for taxes and insurance	643,467	(2,152,514)	2,442,565
Proceeds from cash received in dividend reinvestment plan	—	—	707,033
Proceeds from stock options exercised	503,422	193,955	196,829
Purchase of equity trust shares from Treasury, net	339,517	446,684	—
Purchase of equity trust shares, net	—	—	(181,552)
Excess tax benefit from stock-based compensation	3,081	113,301	1,390
Tax expense for release of equity trust shares	(59,749)	(49,227)	(66,224)
Repurchase of preferred shares, net	(6,608,067)	—	—
Repurchase of common stock warrant	(1,110,000)	—	—
Dividends paid on common stock	(4,301,725)	(4,177,009)	(4,053,659)
Dividends paid on preferred stock	(1,626,900)	(1,626,900)	(1,626,900)
Common stock issued under employee compensation plan	100,000	99,998	—
Common stock purchased under dividend reinvestment plan	(22,013)	(27,399)	—
Common stock surrendered to satisfy tax withholding obligations of stock-based compensation	(485,704)	(129,387)	(78,374)

Net cash provided by (used in) financing activities	27,530,189	(151,986,705)	40,914,989

Net increase (decrease) in cash and cash equivalents	5,263,916	41,468,202	(21,847,860)

Cash and cash equivalents at beginning of year	57,071,006	15,602,804	37,450,664

Cash and cash equivalents at end of year	$62,334,922	$57,071,006	$15,602,804

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest on deposits	$7,356,332	$11,477,166	$16,227,448
Interest on advances from FHLB	918,582	1,070,964	1,738,241
Interest on other borrowings	—	—	484
Interest on subordinated debentures	541,114	527,685	535,993
Cash paid during the year for interest	8,816,028	13,075,815	18,502,166
Income taxes, net	1,804,742	4,808,167	3,517,009

NON-CASH INVESTING ACTIVITIES:
Real estate acquired in settlement of loans receivable	5,625,640	15,802,078	19,622,863

See accompanying notes to the consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2012, 2011 AND 2010

1.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Pulaski Financial Corp. (the “Company”) is the holding company for Pulaski Bank (the “Bank”). The Company’s primary assets are its investment in the Bank and cash.  The Company also maintains two special-purpose subsidiary trusts that issued preferred securities. Management of the Company and the Bank are substantially similar and the Company neither owns nor leases any property, but instead uses the premises, equipment and furniture of the Bank. Accordingly, the information in the consolidated financial statements relates primarily to the Bank.

The Company, through the Bank, operates in a single business segment, which is a community-oriented financial institution providing traditional financial services through the operation of thirteen full-service bank locations in the St. Louis metropolitan area and loan production offices in the St. Louis and Kansas City metropolitan areas, Wichita, Kansas, mid-Missouri and southwestern Missouri.  The Bank is engaged primarily in the business of attracting deposits from the general public and using these and other funds to originate a variety of residential, commercial and consumer loans within the Bank’s lending market areas. The Bank is an approved lender/servicer for the Federal Housing Administration (“FHA”) and the Veterans Administration (“VA”), as well as for the Missouri Housing Development Commission (a government agency established to provide home-buying opportunities for low-income first-time homebuyers).

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

Debt Securities and Mortgage-Backed Securities Available for Sale — Debt securities and mortgage-backed securities available for sale are recorded at their fair values, adjusted for amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income over the life of the securities using the level-yield method. Refer to Note 20, Fair Value Measurements, for additional information regarding how fair values are determined. Unrealized gains or losses on debt securities and mortgage-backed securities available for sale are included in a separate component of stockholders’ equity, net of deferred income taxes. Gains or losses on the disposition of debt securities and mortgage-backed securities available for sale are recognized using the specific-identification method. Estimated fair values of debt securities and mortgage-backed securities available for sale are based on quoted market prices when available.  If quoted market prices are not available, fair values are estimated using quoted market prices for similar instruments.

Mortgage-Backed Securities Held to Maturity - Mortgage-backed securities held to maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts, since the Company has both the ability and intent to hold the securities to maturity.  Premium amortization and discount accretion are recognized as adjustments to interest income over the life of the securities using the level-yield method.

Other-Than-Temporary Impairment of Debt and Mortgage-Backed Securities - When determining whether a debt or mortgage-backed security is other-than-temporarily impaired, management assesses whether (a) it has the intent to sell the security and (b) it is more likely than not that it will be required to sell the security prior to its anticipated recovery.  In instances when a determination is made that an other-than-temporary impairment exists but management does not intend to sell the security and it is not more likely than not that it will be required to sell the security prior to its anticipated repayment or maturity, the other-than-temporary impairment is separated into (a) the amount of the total other-than-temporary impairment related to a decrease in cash flows expected to be collected from the security (the credit loss) and (b) the amount of the total other-than-temporary impairment related to all other factors.  The amount of the total other-than-temporary impairment related to the credit loss is recognized in earnings.  The amount of the total other-than-temporary impairment related to all other factors is recognized in other comprehensive income.

Capital Stock of the Federal Home Loan Bank - Capital stock of the Federal Home Loan Bank of Des Moines is required for membership in the FHLB and is carried at cost.  The Bank must maintain a specified level of investment in FHLB stock based upon the amount of its outstanding FHLB borrowings.  The value of FHLB stock is based upon the recoverability of the par value.  In determining the recoverability of this investment, the Company considered the structure of the FHLB system, which enables the regulator of the FHLBs to reallocate debt among the members, so each individual FHLB has a potential obligation to repay the consolidated obligations issued by other FHLB members.  In addition, the regulator for the FHLB system oversees changes to management, management practices and balance sheet management at the FHLB.  Finally, the liquidity position of the FHLB has been strengthened with the support of the U.S. Treasury, which established a lending facility designed to provide secured funding on an as-needed basis to government-sponsored enterprises, such as the FHLB.  The Company continues to monitor this investment for recoverability, but as of September 30, 2012, believed that it would recover the par value of the FHLB stock.

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

Loans Receivable - Loans receivable are stated at the principal amounts outstanding adjusted for premiums, discounts, deferred loan fees and costs, loans in process and the allowance for loan losses.  Loan origination and commitment fees on originated loans, net of certain direct loan origination costs, are deferred and amortized to interest income using the level-yield method over the estimated lives of the related loans. Interest on loans is accrued based upon the principal amounts outstanding. Refer to Note 5, Loans Receivable and Allowance for Losses, for summaries of the Company’s accounting policies regarding impaired loans and the related recognition of interest income, troubled debt restructurings and the allowance for loan losses.

Real Estate Acquired in Settlement of Loans - Real estate acquired as a result of foreclosure or by deed-in-lieu of foreclosure is initially recorded at the lower of its cost, which is the unpaid principal balance of the related loan plus foreclosure costs, or fair value less estimated selling costs.  Fair value is generally determined through a new appraisal or market analysis.  Any write-down to fair value at the time the property is acquired is recorded as a charge-off to the allowance for loan losses.  Any decline in the fair value of the property subsequent to acquisition is charged to non-interest expense and credited to the allowance for losses on real estate acquired in settlement of loans.  Refer to Note 20, Fair Value Measurements, for additional information regarding how fair values are determined.

Derivative Financial Instruments - The Company originates and purchases derivative financial instruments, including interest rate swaps and interest rate lock commitments.  These instruments have certain interest rate risk characteristics that change in value based upon changes in the capital markets.

Interest Rate Swaps: The Company periodically uses derivative financial instruments (primarily interest rate swaps) to assist in its interest rate risk management. All derivatives are measured and reported at fair value on the Company’s consolidated balance sheets as either an asset or a liability. For derivatives that are designated and qualify as a fair value hedge, the gain or loss on the derivative, as well as the offsetting gain or loss on the hedged item attributable to the hedged risk, are reported as other assets or other liabilities, as appropriate, in the consolidated balance sheets. For all hedging relationships, derivative gains and losses that are not effective in hedging the changes in fair value of the hedged item are recognized immediately in current earnings during the period of the change. Similarly, the changes in the fair value of derivatives that do not qualify for hedge accounting are also reported in non-interest income when they occur.

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

Goodwill - Goodwill represents the amount of acquisition cost over the fair value of net assets acquired in the purchase of another financial institution.  The Company reviews goodwill for impairment at least annually or more frequently if events or changes in circumstances indicate the carrying value of the asset might be impaired.  Impairment is determined by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill.  If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.  Any such adjustments are reflected in the results of operations in the periods in which they become known.  After a goodwill impairment loss is recognized, the adjusted carrying amount of goodwill becomes its new accounting basis.  No such impairment losses were recognized during the three years ended September 30, 2012.

Stock-Based Compensation - The Company maintains a number of stock-based incentive programs, which are discussed in more detail in Note 16.  All stock-based compensation is recognized as an expense in the consolidated financial statements based on the fair value of the award.

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

Reclassifications - Certain amounts included in the 2011 and 2010 consolidated financial statements have been reclassified to conform to the 2012 presentation.

2.                      EARNINGS PER SHARE

Basic earnings per share is computed using the weighted average number of common shares outstanding. The dilutive effect of potential securities is included in diluted earnings per share. The computations of basic and diluted earnings per share are presented in the following table.

	Years Ended September 30,
	2012	2011	2010

Net income	$9,829,688	$8,064,777	$3,292,787

Add (less):
Benefit from repurchase of preferred stock, net	363,699	—	—
Preferred dividends declared	(1,626,900)	(1,626,900)	(1,626,900)
Accretion of discount on preferred stock	(420,829)	(439,116)	(433,000)
Income available for common shares	$8,145,658	$5,998,761	$1,232,887

Weighted average common shares outstanding - basic	10,679,091	10,543,316	10,380,822
Effect of dilutive securities:
Treasury stock held in equity trust - unvested shares	271,779	301,544	154,789
Equivalent shares - employee stock options and awards	42,992	41,259	33,818
Equivalent shares - common stock warrant	—	101,486	57,490
Weighted average common shares outstanding - diluted	10,993,862	10,987,605	10,626,919

Earnings per share:
Basic	$0.76	$0.57	$0.12
Diluted	0.74	0.55	0.12

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

Options to purchase common shares totaling 579,891, 666,790, and 691,080 were excluded from the respective computations of diluted earnings per share for the years ended September 30, 2012, 2011 and 2010 respectively, because the exercise price of the options, when combined with the effect of the unamortized compensation expense, were greater than the average market price of the common shares and were considered anti-dilutive.

3.              DEBT SECURITIES

The amortized cost and estimated fair value of debt securities available for sale at September 30, 2012 and 2011 are summarized as follows:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
September 30, 2012:
Debt obligations of government-sponsored entities	$21,594,679	$4,705	$(4,289)	$21,595,095
Weighted average yield at the end of the year	0.39%

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
September 30, 2011:
Debt obligations of government-sponsored entities	$14,456,776	$3,245	$(2,949)	$14,457,072
Weighted average yield at the end of the year	0.47%

As of September 30, 2012 and 2011, the Company did not have any debt securities available for sale that were in a continuous loss position for more than 12 months.

The amortized cost and fair values of available-for-sale debt securities at September 30, 2012, by contractual maturity, are shown below.

	Amortized	Fair
	Cost	Value
Term to Maturity:
One year or less	$14,557,579	$14,561,695
Over one through five years	1,001,868	1,002,200
Over five through ten years	6,035,232	6,031,200
	$21,594,679	$21,595,095

Debt securities with carrying values totaling approximately $21.6 million and $14.5 million at September 30, 2012 and 2011, respectively, were pledged to secure deposits of public entities, trust funds, and for other purposes as required by law.

There were no proceeds from sales of available-for-sale securities during the years ended September 30, 2012, 2011 and 2010.

4.                      MORTGAGE-BACKED SECURITIES

Mortgage-backed securities held to maturity and available for sale at September 30, 2012 and 2011 are summarized as follows:

	September 30, 2012
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
HELD TO MATURITY:
Mortgage-backed securities:
Ginnie Mae	$89,752	$13,085	$—	$102,837
Fannie Mae	5,562,187	426,125	—	5,988,312
Total	5,651,939	439,210	—	6,091,149

Collateralized mortgage obligations:
Freddie Mac	5,024	54	—	5,078
Total	5,024	54	—	5,078

Total held to maturity	$5,656,963	$439,264	$—	$6,096,227

Weighted average yield at end of year	3.76%

AVAILABLE FOR SALE:
Mortgage-backed securities:
Ginnie Mae	$292,101	$34,221	$—	$326,322
Total available for sale	292,101	34,221	—	326,322

Weighted average yield at end of year	5.60%

	September 30, 2011
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
HELD TO MATURITY:
Mortgage-backed securities:
Freddie Mac	$12	$—	$(1)	$11
Ginnie Mae	122,417	18,738	—	141,155
Fannie Mae	7,104,972	474,378	—	7,579,350
Total	7,227,401	493,116	(1)	7,720,516

Collateralized mortgage obligations:
Freddie Mac	6,738	60	—	6,798
Total	6,738	60	—	6,798

Total held to maturity	$7,234,139	$493,176	$(1)	$7,727,314

Weighted average yield at end of year	3.84%

AVAILABLE FOR SALE:
Mortgage-backed securities:
Ginnie Mae	$339,350	$38,820	$—	$378,170
Total	339,350	38,820	—	378,170

Collateralized mortgage obligations:
Freddie Mac	21,396	—	(38)	21,358
Ginnie Mae	764,669	—	(11,515)	753,154
Fannie Mae	1,626,250	—	(27,061)	1,599,189

Total	2,412,315	—	(38,614)	2,373,701

Total available for sale	$2,751,665	$38,820	$(38,614)	$2,751,871

Weighted average yield at end of year	4.23%

There were no proceeds from sales of available-for-sale mortgage-backed securities during the years ended September 30, 2012, 2011 or 2010.

As of September 30, 2012 and 2011, the Company did not have any mortgage-backed securities held to maturity or available for sale that were in a continuous loss position for more than 12 months.

The amortized cost and estimated fair values of held-to-maturity and available-for-sale mortgage-backed securities at September 30, 2012, by contractual maturity, are shown below.

	Held to Maturity		Available for Sale
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
Term to Maturity:
One year or less	$—	$—	$—	$—
Over one through five years	48,218	54,709	147,168	158,105
Over five through ten years	397,216	427,477	—	—
Over ten years	5,211,529	5,614,041	144,933	168,217
Tota1	$5,656,963	$6,096,227	$292,101	$326,322

Actual maturities of mortgage-backed securities may differ from scheduled maturities depending on the repayment characteristics and experience of the underlying financial instruments.

Mortgage-backed securities with carrying values totaling approximately $5.7 million and $10.0 million at September 30, 2012 and 2011, respectively, were pledged to secure deposits of public entities, trust funds, and for other purposes as required by law.

5.              LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES

Loans receivable at September 30, 2012 and 2011 are summarized as follows:

Single-family residential:
Residential first mortgage	$211,759,949	$242,091,310
Residential second mortgage	42,091,046	51,535,399
Home equity lines of credit	143,931,567	176,324,206
Total single-family residential	397,782,562	469,950,915
Commercial:
Commercial and multi-family real estate	323,333,936	316,210,346
Land acquisition and development	47,262,727	51,497,056
Real estate construction and development:	21,906,992	22,330,981
Commercial and industrial	197,754,774	180,821,164
Total commercial	590,258,429	570,859,547
Consumer and installment	2,673,925	3,116,742
	990,714,916	1,043,927,204
Add (less):
Deferred loan costs	3,115,384	3,625,440
Loans in process	(986,063)	(566,213)
Allowance for loan losses	(17,116,595)	(25,713,622)
Total	$975,727,642	$1,021,272,809

Weighted average rate at end of year	4.92%	5.30%

The Bank has made loans to officers and directors in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing for comparable transactions with other customers and did not, in the opinion of management, involve more than normal credit risk at the time of origination.

Changes in loans to senior officers and directors for the years ended September 30, 2012 and 2011 are summarized as follows:

Balance, September 30, 2010	$12,357,727
Additions	1,740,531
Repayments and reclassifications	(1,469,993)
Balance, September 30, 2011	12,628,265
Additions	583,232
Repayments and reclassifications	(12,211,118)
Balance, September 30, 2012	$1,000,379

Home equity lines of credit to senior officers and directors totaled $566,000, of which $153,000 had been disbursed as of September 30, 2012.

At September 30, 2012, and 2011, the Bank was servicing loans for others totaling approximately $10.1 million and $14.0 million, respectively. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income is recorded on the accrual basis and includes servicing fees received from investors and certain charges collected from borrowers.

Allowance for Loan Losses

The Company maintains an allowance for loan losses to absorb probable losses in the Company’s loan portfolio.  Loan charge-offs are charged against and recoveries are credited to the allowance.  Provisions for loan losses are charged to income and credited to the allowance in an amount necessary to maintain an appropriate allowance given the risks identified in the portfolio.  The allowance is comprised of specific allowances on impaired loans (assessed for loans that have known credit weaknesses) and pooled or general allowances based on assigned risk ratings and historical loan loss experience for each loan type.  The allowance is based upon management’s estimates of probable losses inherent in the loan portfolio.

In general, impairment losses on all single-family residential real estate loans that become 180 days past due and all consumer loans that become 120 days past due are recognized through charge-offs to the allowance for loan losses.  For impaired single-family residential real estate and consumer loans that do not meet these criteria, management considers many factors before charging off a loan and might establish a specific reserve in lieu of a charge-off.  While the delinquency status of the loan is a primary factor in determining whether to establish a specific reserve or record a charge-off, other key factors are considered, including the overall financial condition of the borrower, the progress of management’s collection efforts and the value of the underlying collateral.  For purposes of determining the allowance for loan losses, all residential and consumer loan charge-offs and changes in the level of specific reserves are included in the determination of historical loss rates for each pool of loans with similar risk characteristics, as described below.

For commercial loans, all or a portion of a loan is charged off when circumstances indicate that a loss is probable and there is no longer a reasonable expectation that a change in such circumstances will result in the collection of the full amount of the loan.  Similar to single-family residential real estate loans, management considers many factors before charging off a loan.  While the delinquency status of the loan is a primary factor, other key factors are considered and the Company does not charge off commercial loans based solely on a predetermined length of delinquency.  The other factors considered include the overall financial condition of the borrower, the progress of management’s collection efforts and the value of the underlying collateral.  For purposes of determining the allowance for loan losses, all commercial loan charge-offs and changes in the level of specific reserves are included in the determination of historical loss rates for each pool of loans with similar risk characteristics, as described below.

As the result of the Company’s required change from the Office of Thrift Supervision’s (“OTS”) Thrift Financial Reports to the Office of the Comptroller of the Currency’s (“OCC”) Call Reports that became effective March 31, 2012, the Company modified its charge-off policy during the three months ended March 31, 2012 to comply with the OCC’s guidelines.  As permitted by the OTS, the Company had previously used specific loan loss reserves to recognize impairment charges on certain collateral-dependent loans under certain circumstances.  In general under the Company’s previous policy, a specific reserve could have been recorded in lieu of a charge-off on an impaired collateral-dependent loan when management believed that the borrower still had the ability to bring the loan current or could provide additional collateral.  The Company did not charge off loans based solely on a predetermined length of delinquency.  Also, to enhance tracking of payment performance and facilitate billing and collection efforts, specific reserves were generally established in lieu of partial charge-offs on single-family residential real estate loans.  Once collection efforts failed, all or a portion of the loan was generally charged off, as appropriate.  The OCC generally requires such impairment charges to be recognized through loan charge-offs.  For purposes of determining the allowance for loan losses, all charge-offs and changes in the level of specific reserves were included in the determination of historical loss rates for each pool of loans with similar risk characteristics.  As the result of the modifications to the loan charge-off policy to comply with the OCC’s guidance, the Company recorded $5.9 million of charge-offs during the quarter ended March 31, 2012 for loans that it had established specific reserves in previous periods.  Because these losses had been recognized in prior periods, the charge-off of the $5.9 million of specific reserves had no impact on the Company’s provision for loan losses or stockholders’ equity during the quarter ended March 31, 2012.

During the fourth quarter of 2012, the Company adopted newly-issued industry-wide guidance by the OCC that clarified the accounting treatment for mortgage and consumer loans where the borrower’s obligation was discharged in bankruptcy and the borrower did not reaffirm the debt.  The guidance clarified that such loans should be classified as non-accrual and should be charged down to the underlying collateral value less costs to sell even if the borrower is current on all payments.  Following previous regulatory guidance, the Company had historically restored such loans to accrual status if the borrower had made six consecutive timely payments and certain other criteria were met.  This clarification resulted in charge-offs totaling $697,000 in the fourth quarter of 2012 and a $713,000 increase in non-accrual loans at September 30, 2012.  While the impact of the OCC clarification accelerated charge-offs of such loans, the allowance for loan losses contained full coverage for these charge-offs resulting in no corresponding increase in the provision for loan losses in the period the guidance was adopted.

During the years ended September 30, 2012 and 2011, charge-offs of non-performing and impaired loans totaled $23.0 million and $16.5 million, respectively, including partial charge-offs of $10.7 million and $4.3 million, respectively.  At September 30, 2012 and 2011, the remaining principal balance of non-performing and impaired loans for which the Company previously recorded partial charge-offs totaled $16.2 million and $317,000, respectively.

For purposes of determining the allowance for loan losses, the Company has segmented its loan portfolio into the following pools (or segments) that have similar risk characteristics: residential loans, commercial loans and consumer loans.  Loans within these segments are further divided into subsegments, or classes, based on the associated risks within these subsegments. Residential loans are divided into three classes: single-family first mortgage loans, single-family second mortgage loans and home equity lines of credit.  Commercial loans are divided into four classes including, land acquisition and development loans, real estate construction and development loans, commercial and multi-family real estate loans, and commercial and industrial loans.  Consumer loans are not subsegmented because of the small balance in this segment.

The following is a summary of the significant risk characteristics for each segment of loans:

Residential mortgage loans are secured by one- to four-family residential properties with loan-to-value ratios at the time of origination generally equal to 80% or less.  Such loans with loan-to-value ratios of greater than 80% at the time of origination generally require private mortgage insurance.  Second mortgage loans and home equity lines of credit generally involve greater credit risk than first mortgage loans because they are secured by mortgages that are subordinate to the first mortgage on the property.  If the borrower is forced into foreclosure, the Company will receive no proceeds from the sale of the property until the first mortgage has been completely repaid.  Since a large portion of the Company’s home equity lines of credit are generally originated in conjunction with the origination of first mortgage loans eligible for sale in the secondary market, and the Company typically does not service the related first mortgage loans if they are sold, the Company may be unable to track the delinquency status of the related first mortgage loans and whether such loans are at risk of foreclosure by others.  In addition, home equity lines of credit are initially offered as “revolving” lines of credit whereby the borrowers are only required to make scheduled interest payments during the initial term of the loans, which is generally five years.  Thereafter, the borrowers no longer have the ability to make principal draws from the lines and the loans convert to a fully-amortizing basis, requiring scheduled principal and interest payments sufficient to repay the loans within a certain period of time, which is generally ten years.  The conversion of a home equity line of credit to a fully amortizing basis presents an increased level of default risk since the borrower no longer has the ability to make principal draws on the line, and the amount of the required monthly payment could substantially increase to provide for scheduled repayment of principal and interest.  Prior to 2008, the Company offered second mortgage loans that exceeded 80% combined loan-to-value ratios, which were priced with enhanced yields.  The Company continues to offer second mortgage loans, but only up to 80% of the collateral values and on a limited basis to credit-worthy borrowers.  However, the current underwriting guidelines are more stringent due to the current adverse economic environment.

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

In determining the allowance and the related provision for loan losses, the Company establishes valuation allowances based upon probable losses identified during the review of impaired loans. These estimates are based upon a number of objective factors, such as payment history, financial condition of the borrower and discounted collateral exposure.  For further information, see the discussion of impaired loans below.  In addition, all loans that are not evaluated individually for impairment and any individually evaluated loans determined not to be impaired are segmented into groups based on similar risk characteristics as described above.  The Company’s methodology includes factors that allow management to adjust its estimates of losses based on the most recent information available.  Such risk factors are generally reviewed and updated quarterly, as appropriate.  Historical loss rates for each risk group, which are updated quarterly, are quantified using all recorded loan charge-offs, changes in specific allowances on loans and real estate acquired through foreclosure and any gains and losses on the final disposition of real estate acquired through or in lieu of foreclosure.  These historical loss rates for each risk group are used as the starting point to determine allowance provisions.  Such rates are then adjusted to reflect actual changes and anticipated changes in national and local economic conditions and developments, the volume and severity of delinquent and internally classified loans, including the impact of scheduled loan maturities, loan concentrations, assessment of trends in collateral values, assessment of changes in borrowers’ financial stability, and changes in lending policies and procedures, including underwriting standards and collections, charge-off and recovery practices.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses.  Such agencies may require the Company to modify its allowance for loan losses based on their judgment about information available to them at the time of their examination.

The following table summarizes the activity in the allowance for loan losses for the years ended September 30, 2012, 2011 and 2010:

	2012	2011	2010
Balance, beginning of year	$25,713,622	$26,975,717	$20,579,170
Provision charged to expense	14,450,000	14,800,000	26,064,000
Charge-offs:
Residential real estate loans:
Residential real estate first mortgage	8,034,624	4,519,629	3,773,665
Residential real estate second mortgage	2,696,028	2,094,004	2,099,401
Home equity lines of credit	6,028,622	3,002,230	4,164,730
Total residential real estate loans	16,759,274	9,615,863	10,037,796
Commercial loans:
Commercial & multi-family real estate	4,050,492	1,545,367	4,323,493
Land acquisition & development	261,725	4,382,462	1,144,690
Real estate construction & development	298,045	49,900	2,254,473
Commercial & industrial	2,067,253	773,848	2,539,604
Total commercial loans	6,677,515	6,751,577	10,262,260
Consumer and other	215,456	100,551	174,425
Total charge-offs	23,652,245	16,467,991	20,474,481
Recoveries:
Residential real estate loans:
Residential real estate first mortgage	81,260	66,500	383,573
Residential real estate second mortgage	103,321	117,374	75,569
Home equity lines of credit	150,146	153,868	22,843
Total residential real estate loans	334,727	337,742	481,985
Commercial loans:
Commercial & multi-family real estate	113,837	10,950	87,928
Land acquisition & development	7,716	2,415	5,000
Real estate construction & development	10,200	1,293	—
Commercial & industrial	117,405	44,883	223,432
Total commercial loans	249,158	59,541	316,360
Consumer and other	21,333	8,613	8,683
Total recoveries	605,218	405,896	807,028
Net charge-offs	23,047,027	16,062,095	19,667,453
Balance, end of year	$17,116,595	$25,713,622	$26,975,717

The following table summarizes, by loan portfolio segment, the changes in the allowance for loan losses for the years ended September 30, 2012 and 2011 and information regarding the balance in the allowance and the recorded investment in loans by impairment method at September 30, 2012 and 2011.

	September 30, 2012
	Residential
	Real Estate	Commercial	Consumer	Unallocated	Total
Activity in allowance for loan losses:
Balance, beginning of period	$16,842,446	$8,256,032	$444,281	$170,863	$25,713,622
Provision charged to expense	8,930,211	5,805,630	(221,887)	(63,954)	14,450,000
Charge-offs	(16,759,276)	(6,677,516)	(215,452)	—	(23,652,244)
Recoveries	334,730	249,157	21,330	—	605,217
Balance, end of period	$9,348,111	$7,633,303	$28,272	$106,909	$17,116,595

Allowance balance at end of period based on:
Loans individually evaluated for impairment	$624,825	$—	$—	$—	$624,825
Loans collectively evaluated for impairment	8,723,286	7,633,303	28,272	106,909	16,491,770
Loans acquired with deteriorated credit quality	—	—	—	—	—
Total balance, end of period	$9,348,111	$7,633,303	$28,272	$106,909	$17,116,595

Recorded investment in loans receivable at end of period:
Total loans receivable	$398,732,907	$591,431,264	$2,680,065		$992,844,236
Loans receivable individually evaluated for impairment	42,642,539	22,271,208	208,620		65,122,367
Loans receivable collectively evaluated for impairment	356,090,368	569,160,056	2,471,445		927,721,869
Loans receivable acquired with deteriorated credit quality	—	—	—		—

	September 30, 2011
	Residential
	Real Estate	Commercial	Consumer	Unallocated	Total
Activity in allowance for loan losses:
Balance, beginning of period	$11,192,096	$15,533,915	$149,578	$100,128	$26,975,717
Provision charged to expense	14,928,471	(585,847)	386,641	70,735	14,800,000
Charge-offs	(9,615,863)	(6,751,577)	(100,551)	—	(16,467,991)
Recoveries	337,742	59,541	8,613	—	405,896
Balance, end of period	$16,842,446	$8,256,032	$444,281	$170,863	$25,713,622

Allowance balance at end of period based on:
Loans individually evaluated for impairment	$6,823,235	$1,761,301	$391,497	$—	$8,976,033
Loans collectively evaluated for impairment	10,019,211	6,494,731	52,784	170,863	16,737,589
Loans acquired with deteriorated credit quality	—	—	—	—	—
Total balance, end of period	$16,842,446	$8,256,032	$444,281	$170,863	$25,713,622

Recorded investment in loans receivable at end of period:
Total loans receivable	$472,312,786	$571,549,810	$3,123,835		$1,046,986,431
Loans receivable individually evaluated for impairment	52,261,847	12,956,783	526,191		65,744,821
Loans receivable collectively evaluated for impairment	420,050,939	558,593,027	2,597,644		981,241,610
Loans receivable acquired with deteriorated credit quality	—	—	—		—

Impaired Loans

The following is a summary of the unpaid principal balance and recorded investment of impaired loans as of September 30, 2012 and 2011.  The recorded investments and unpaid principal balances have been reduced by all partial charge-offs of the related loans to the allowance for loan losses.  The recorded investment of certain loan categories exceeds the unpaid principal balance of such categories as the result of the deferral and capitalization of certain direct loan origination costs, net of any origination fees collected, under ASC 310-20-30.

	September 30, 2012		September 30, 2011
	Unpaid		Unpaid
	Principal		Principal
	Balance		Balance
	Net of	Recorded	Net of	Recorded
	Charge-offs	Investment	Charge-offs	Investment
Classified as non-performing loans: (1)
Non-accrual loans	$17,462,262	$17,503,014	$15,039,622	$15,071,226
Troubled debt restructurings current under restructured terms	22,198,364	22,284,401	24,477,261	24,554,899
Troubled debt restructurings past due under restructured terms	7,816,737	7,855,686	13,864,079	13,923,621
Total non-performing loans	47,477,363	47,643,101	53,380,962	53,549,746
Troubled debt restructurings returned to accrual status	17,402,455	17,479,266	12,126,325	12,195,075
Total impaired loans	$64,879,818	$65,122,367	$65,507,287	$65,744,821

(1) All non-performing loans at September 30, 2012 and 2011 were classified as non-accrual.

A loan is considered to be impaired when, based on current information and events, management determines that the Company will be unable to collect all amounts due according to the loan contract, including scheduled interest payments.  When a loan is identified as impaired, the amount of impairment loss is measured based on either the present value of expected future cash flows, discounted at the loan’s effective interest rate, or for collateral-dependent loans, observable market prices or the current fair value of the collateral.  If the amount of impairment loss is measured based on the present value of expected future cash flows, the entire change in present value is recorded in the provision for loan losses.  If the fair value of the collateral is used to measure impairment of a collateral-dependent loan and repayment or satisfaction of the loan is dependent on the sale of the collateral, the fair value of the collateral is adjusted to consider estimated costs to sell.  However, if repayment or satisfaction of the loan is dependent only on the operation, rather than the sale of the collateral, the measurement of impairment does not incorporate estimated costs to sell the collateral.  If the value of the impaired loan is determined to be less than the recorded investment in the loan (net of previous charge-offs, deferred loan fees or costs and unamortized premium or discount), an impairment charge is recognized through a provision for loan losses.  The following table summarizes the principal balance, net of amounts charged off, of impaired loans at September 30, 2012 and 2011 by the impairment method used.

	2012	2011
	(In Thousands)
Fair value of collateral method	$42,405	$24,996
Present value of cash flows method	22,475	40,511
Total impaired loans	$64,880	$65,507

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

The following is a summary of impaired loans and other related information as of September 30, 2012 and 2011.  The recorded investments and unpaid principal balances have been reduced by all partial charge-offs of the related loans to the allowance for loan losses.  The recorded investment of certain loan classes exceeds the unpaid principal balance of such classes as the result of the deferral and capitalization of certain direct loan origination costs, net of any origination fees collected, under ASC 310-20-30.

	At September 30, 2012				At September 30, 2011
		Unpaid Principal Balance				Unpaid Principal Balance
		Loans with	Loans with			Loans with	Loans with
		Partial	No Partial			Partial	No Partial
	Recorded	Charge-offs	Charge-offs	Related	Recorded	Charge-offs	Charge-offs	Related
	Investment	Recorded	Recorded	Allowance	Investment	Recorded	Recorded	Allowance
With no related allowance recorded:
Residential real estate first mortgage	$30,706,940	$6,637,737	$26,672,337	$—	$25,772,623	$101,902	$25,595,485	$—
Residential real estate second mortgage	3,840,089	632,181	3,559,450	—	2,726,816	—	2,716,629	—
Home equity lines of credit	3,436,217	1,128,509	2,827,438	—	3,025,818	—	3,025,818	—
Land acquisition and development	39,009	53,858	—	—	64,856	—	64,856	—
Real estate construction & development	388,767	114,445	328,116	—	1,745,879	—	1,745,279	—
Commercial & multi-family real estate	16,133,126	11,071,487	10,203,990	—	5,324,044	—	5,448,601	—
Commercial & industrial	5,710,306	5,182,085	1,500,954	—	467,448	—	467,964	—
Consumer and other	208,620	174,962	158,503	—	68,493	—	68,477	—
Total	60,463,074	24,995,264	45,250,788	—	39,195,977	101,902	39,133,109	—

With an allowance recorded:
Residential real estate first mortgage	3,932,673	751,226	3,417,970	346,365	14,673,518	—	14,611,480	3,175,977
Residential real estate second mortgage	393,983	—	396,977	191,612	1,787,617	—	1,780,640	1,133,592
Home equity lines of credit	332,637	—	335,312	86,848	4,275,455	—	4,275,455	2,513,666
Land acquisition and development	—	—	—	—	285,353	—	285,254	84,754
Real estate construction & development	—	—	—	—	699,392	—	762,584	157,783
Commercial & multi-family real estate	—	—	—	—	3,647,191	—	3,796,968	1,229,855
Commercial & industrial	—	—	—	—	722,620	—	806,468	288,909
Consumer and other	—	—	—	—	457,698	—	459,644	391,497
Total	4,659,293	751,226	4,150,259	624,825	26,548,844	—	26,778,493	8,976,033

Total:
Residential real estate first mortgage	34,639,613	7,388,963	30,090,307	346,365	40,446,141	101,902	40,206,965	3,175,977
Residential real estate second mortgage	4,234,072	632,181	3,956,427	191,612	4,514,433	—	4,497,269	1,133,592
Home equity lines of credit	3,768,854	1,128,509	3,162,750	86,848	7,301,273	—	7,301,273	2,513,666
Land acquisition and development	39,009	53,858	—	—	350,209	—	350,110	84,754
Real estate construction & development	388,767	114,445	328,116	—	2,445,271	—	2,507,863	157,783
Commercial & multi-family real estate	16,133,126	11,071,487	10,203,990	—	8,971,235	—	9,245,569	1,229,855
Commercial & industrial	5,710,306	5,182,085	1,500,954	—	1,190,068	—	1,274,432	288,909
Consumer and other	208,620	174,962	158,503	—	526,191	—	528,121	391,497
Total	$65,122,367	$25,746,490	$49,401,047	$624,825	$65,744,821	$101,902	$65,911,602	$8,976,033

	Year Ended
	September 30, 2012		September 30, 2011
	Average	Interest	Average	Interest
	Recorded	Income	Recorded	Income
	Investment	Recognized	Investment	Recognized
With no related allowance recorded:
Residential real estate first mortgage	$29,553,434	$1,026,328	$29,102,712	$420,013
Residential real estate second mortgage	3,426,107	148,162	3,095,613	81,122
Home equity lines of credit	3,492,655	71,781	3,068,344	107,246
Land acquisition and development	29,816	—	2,675,169	962
Real estate construction & development	936,763	4,986	2,824,643	13,366
Commercial & multi-family real estate	12,599,341	883,784	4,826,283	199,065
Commercial & industrial	4,242,100	261,714	535,836	64,682
Consumer and other	196,759	2,787	64,894	22,192
Total		2,399,542		908,648

With an allowance recorded:
Residential real estate first mortgage	8,404,107	78,724	12,500,659	641,798
Residential real estate second mortgage	827,732	5,334	1,408,422	68,077
Home equity lines of credit	887,651	11,614	3,307,957	56,386
Land acquisition and development	222,104	—	2,216,196	5,159
Real estate construction & development	107,306	—	435,306	5,644
Commercial & multi-family real estate	1,054,726	—	4,928,413	242,713
Commercial & industrial	286,417	—	1,039,663	29,661
Consumer and other	87,439	—	413,568	2,024
Total		95,672		1,051,462

Total:
Residential real estate first mortgage	37,957,541	1,105,052	41,603,371	1,061,811
Residential real estate second mortgage	4,253,839	153,496	4,504,035	149,199
Home equity lines of credit	4,380,306	83,395	6,376,301	163,632
Land acquisition and development	251,920	—	4,891,365	6,121
Real estate construction & development	1,044,069	4,986	3,259,949	19,010
Commercial & multi-family real estate	13,654,067	883,784	9,754,696	441,778
Commercial & industrial	4,528,517	261,714	1,575,499	94,343
Consumer and other	284,198	2,787	478,462	24,216
Total		$2,495,214		$1,960,110

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

The following is a summary of the recorded investment in loans receivable by class that were 30 days or more past due with respect to contractual principal or interest payments at September 30, 2012 and 2011.  The summary does not include $351,000 and $2.5 million of commercial loans at September 30, 2012 and 2011, respectively, that had passed their contractual maturity dates and were in the process of renewal because the borrowers were not past due 30 days or more with respect to their scheduled periodic principal or interest payments.

	September 30, 2012
							90 Days
			90 Days			Total	or More
	30 to 59 Days	60 to 89 Days	or More	Total		Loans	And Still
	Past Due	Past Due	Past Due	Past Due	Current	Receivable	Accruing	Nonaccrual
Residential real estate first mortgage	$2,567,694	$3,229,337	$5,792,387	$11,589,418	$200,183,277	$211,772,695	$—	$21,635,255
Residential real estate second mortgage	264,540	273,642	433,195	971,377	41,277,730	42,249,107	—	2,257,597
Home equity lines of credit	1,940,740	902,941	1,182,495	4,026,176	140,684,929	144,711,105	—	3,420,409
Land acquisition and development	110,308	—	39,009	149,317	47,186,229	47,335,546	—	39,009
Real estate construction & development	—	—	357,643	357,643	21,535,974	21,893,617	—	388,767
Commercial & multi-family real estate	290,776	69,756	8,230,195	8,590,727	315,502,338	324,093,065	—	14,155,739
Commercial & industrial	23,421	—	266,042	289,463	197,819,573	198,109,036	—	5,601,512
Consumer and other	5,467	4,152	149,861	159,480	2,520,585	2,680,065	—	144,935
Total	$5,202,946	$4,479,828	$16,450,827	$26,133,601	$966,710,635	$992,844,236	$—	$47,643,223

	September 30, 2011
							90 Days
			90 Days			Total	or More
	30 to 59 Days	60 to 89 Days	or More	Total		Loans	And Still
	Past Due	Past Due	Past Due	Past Due	Current	Receivable	Accruing	Nonaccrual
Residential real estate first mortgage	$5,358,948	$2,882,199	$11,264,959	$19,506,106	$223,662,221	$243,168,327	$—	$30,291,026
Residential real estate second mortgage	794,911	155,772	820,556	1,771,239	49,986,363	51,757,601	—	3,501,646
Home equity lines of credit	2,960,623	633,473	3,948,135	7,542,230	169,844,628	177,386,858	—	6,330,824
Land acquisition and development	314,856	—	285,254	600,110	51,042,361	51,642,471	—	350,210
Real estate construction & development	—	—	904,773	904,773	21,387,494	22,292,267	—	2,445,271
Commercial & multi-family real estate	4,367,633	3,469,293	2,374,682	10,211,608	306,146,688	316,358,296	—	8,971,235
Commercial & industrial	280,482	—	271,829	552,311	180,704,465	181,256,776	—	1,190,067
Consumer and other	58,026	74,252	248,949	381,227	2,742,607	3,123,835	—	469,467
Total	$14,135,479	$7,214,989	$20,119,137	$41,469,604	$1,005,516,827	$1,046,986,431	$—	$53,549,746

Credit Quality

The credit quality of the Company’s residential and consumer loans is primarily monitored on the basis of aging and delinquency, as summarized in the table above.  The credit quality of the Company’s commercial loans is primarily monitored using an internal rating system reflecting management’s risk assessment based on an analysis of several factors including the borrower’s financial condition, the financial condition of the underlying business, cash flows of the underlying collateral and the delinquency status of the loan.  The internal system assigns one of the following five risk gradings.  The “pass” category consists of a range of loan sub-grades that reflect various levels of acceptable risk.  Movement of risk through the various sub-grade levels in the “pass” category is monitored for early identification of credit deterioration.  The “special mention” rating is considered a “watch” rating rather than an “adverse” rating and is assigned to loans where the borrower exhibits negative financial trends due to borrower-specific or systemic conditions that, if left uncorrected, threaten the borrower’s capacity to meet its debt obligations.  The borrower is believed to have sufficient financial flexibility to react to and resolve its negative financial situation. This is a transitional grade that is closely monitored for improvement or deterioration.  The “substandard” rating is assigned to loans where the borrower exhibits well-defined weaknesses that jeopardize its continued performance and are of a severity that the distinct possibility of default exists.  The “doubtful” rating is assigned to loans that have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, questionable resulting in a high probability of loss.  An asset classified as “loss” is considered uncollectible and of such little value that charge-off is generally warranted.  In limited circumstances, the Company might establish a specific allowance on assets classified as loss if a charge-off is not yet warranted because circumstances are changing and the exact amount of the loss cannot be determined.

The following is a summary of the recorded investment of loan risk ratings by class at September 30, 2012 and 2011.

	September 30, 2012
		Special
	Pass	Mention	Substandard	Doubtful	Loss
Residential real estate first mortgage	$185,061,008	$462,421	$23,039,578	$3,209,688	$—
Residential real estate second mortgage	39,698,676	181,825	1,779,092	589,514	—
Home equity lines of credit	139,910,992	146,631	3,511,016	1,142,466	—
Land acquisition and development	34,632,857	4,549,053	8,153,636	—	—
Real estate construction & development	21,504,850	—	34,173	354,594	—
Commercial & multi-family real estate	297,366,661	1,189,914	22,729,017	2,807,473	—
Commercial & industrial	184,570,394	575,990	12,962,652	—	—
Consumer and other	2,535,130	—	—	144,935	—
Total	905,280,568	7,105,834	72,209,164	8,248,670	—
Less related specific allowance	—	—	(624,825)	—
Total net of allowance	$905,280,568	$7,105,834	$71,584,339	$8,248,670	$—

	September 30, 2011
		Special
	Pass	Mention	Substandard	Doubtful	Loss
Residential real estate first mortgage	$203,690,460	$2,390,396	$36,571,024	$516,447	$—
Residential real estate second mortgage	47,604,902	101,212	3,932,222	119,265	—
Home equity lines of credit	169,988,030	99,267	6,000,449	1,299,112	—
Land acquisition and development	48,284,733	—	3,357,738	—	—
Real estate construction & development	19,717,698	—	2,574,569	—	—
Commercial & multi-family real estate	264,896,753	12,549,086	38,707,248	205,209	—
Commercial & industrial	162,411,843	10,499,378	8,044,643	300,912	—
Consumer and other	2,654,369	—	290,168	179,298	—
Total	919,248,788	25,639,339	99,478,061	2,620,243	—
Less related specific allowance	—	—	(7,565,115)	(1,410,918)
Total net of allowance	$919,248,788	$25,639,339	$91,912,946	$1,209,325	$—

Troubled Debt Restructurings

The following is a summary of the unpaid principal balance and recorded investment of troubled debt restructurings as of September 30, 2012 and 2011.  The recorded investments and unpaid principal balances have been reduced by all partial charge-offs of the related loans to the allowance for loan losses.  The recorded investment of certain loan categories exceeds the unpaid principal balance of such categories as the result of the deferral and capitalization of certain direct loan origination costs, net of any origination fees collected, under ASC 310-20-30.

	September 30, 2012		September 30, 2011
	Unpaid		Unpaid
	Principal		Principal
	Balance		Balance
	Net of	Recorded	Net of	Recorded
	Charge-offs	Investment	Charge-offs	Investment
Classified as non-performing loans (1):
Current under restructured terms	$22,198,364	$22,284,401	$24,477,261	$24,554,899
Past due under restructured terms	7,816,737	7,855,686	13,864,079	13,923,621
Total non-performing	30,015,101	30,140,087	38,341,340	38,478,520
Returned to accrual status	17,402,455	17,479,266	12,126,325	12,195,075
Total troubled debt restructurings	$47,417,556	$47,619,353	$50,467,665	$50,673,595

A loan is classified as a troubled debt restructuring if the Company, for economic or legal reasons related to the borrower’s financial difficulties, grants a concession to the borrower that it would not otherwise consider.  Such concessions related to residential mortgage and consumer loans usually include a modification of loan terms, such as a reduction of the rate to below-market terms, adding past-due interest to the loan balance, extending the maturity date, or a discharge in bankruptcy and the borrower has not reaffirmed the debt.  Such concessions related to commercial loans usually include a modification of loan terms, such as a reduction of the rate to below-market terms, adding past-due interest to the loan balance or extending the maturity date, and, to a much lesser extent, a partial forgiveness of debt.  In addition, because of their short term nature, a commercial loan could be classified as a troubled debt restructuring if the loan matures, the borrower is considered troubled and the scheduled renewal rate on the loan is determined to be less than a risk-adjusted market interest rate on a similar credit.  A loan classified as a troubled debt restructuring will generally retain such classification until the loan is paid in full.  However, a restructured loan that is in compliance with its modified terms and yields a market rate of interest at the time of restructuring is removed from the troubled debt restructuring classification once the borrower demonstrates the ability to pay under the terms of the restructured note through a sustained period of repayment performance, which is generally one year.  Interest income on restructured loans is accrued at the reduced rate and the loan is returned to performing status once the borrower demonstrates the ability to pay under the terms of the restructured note through a sustained period of repayment performance, which is generally six months.

Accruing loans that were restructured within the years ended September 30, 2012, 2011 and 2010 and restructured loans that defaulted during the years ended September 30, 2012, 2011 and 2010 are presented within the table below. The Company considers a loan to have defaulted when it becomes 90 or more days delinquent under the modified terms, has been transferred to non-accrual status, has been charged off or has been acquired through or in lieu of foreclosure.

	Total Restructured During			Defaulted During
	Year Ended September 30,			Year Ended September 30,
	2012	2011	2010	2012	2011	2010

Residential mortgage loans	$7,667,713	$11,916,113	$18,686,051	$17,826,288	$12,931,213	$3,121,377
Commercial loans	7,689,631	7,806,257	5,130,463	1,607,578	650,959	7,926,935
Consumer loans	41,954	—	—	312,165	—	—
Total	$15,399,298	$19,722,370	$23,816,514	$19,746,031	$13,582,172	$11,048,312

The amount of additional funds committed to borrowers (undisbursed) who were included in troubled debt restructured status at September 30, 2012 and 2011 was $5,000 and $134,000, respectively.

The financial impact of troubled debt restructurings can include loss of interest due to reductions in interest rates and partial or total forgiveness of accrued interest and increases in the provision for losses.  The gross amount of interest that would have been recognized under the original terms of renegotiated loans was $3.4 million and $3.1 million for the years ended September 30, 2012 and 2011, respectively.  The actual amount of interest income recognized under the restructured terms totaled $2.1 million and $2.9 million for the years ended September 30, 2012 and 2011.  Provisions for losses related to restructured loans totaled $3.6 million and $6.1 million for the years ended September 30, 2012 and 2011, respectively.

Included in impaired loans at September 30, 2012 and 2011 were $30.0 million and $38.3 million, respectively, of loans that were modified and are classified as troubled debt restructurings because of the borrowers’ financial difficulties.  The restructured terms of the loans generally included a reduction of the interest rates and the addition of past due interest to the principal balance of the loans, the scheduled renewal rates of the loans at maturity were determined to be less than risk-adjusted market interests rate on similar credits, or the borrower’s obligation was discharged in bankruptcy and the borrower did not reaffirm the debt.  At September 30, 2012, $22.2 million, or 74.0%, of these loans were performing as agreed under the modified terms of the loans compared with $24.5 million, or 63.8%, at September 30, 2011.  Excluded from non-performing assets at September 30, 2012 and 2011 were $17.4 million and $12.1 million, respectively, of loans that were modified in troubled debt restructurings but were no longer classified as non-performing because of the borrowers’ favorable performance histories.  Specific loan loss allowances related to troubled debt restructurings at September 30, 2012 and 2011 were $625,000 and $4.2 million, respectively.

6.                      REAL ESTATE ACQUIRED IN SETTLEMENT OF LOANS

Real estate acquired in settlement of loans at September 30, 2012 and 2011 is summarized as follows:

	2012	2011

Residential real estate	$2,798,934	$3,231,813
Commercial real estate	15,860,009	18,001,801
	18,658,943	21,233,614
Less allowance for losses	(4,706,775)	(2,515,800)
Total	$13,952,168	$18,717,814

Activity in the allowance for losses on real estate acquired in settlement of loans for the years ended September 30, 2012, 2011 and 2010 is summarized as follows:

	2012	2011	2010

Balance, beginning of year	$2,515,800	$1,651,100	$274,076
Provision charged to non-interest expense	3,175,919	2,118,500	2,181,900
Charge-offs	(984,944)	(1,253,800)	(804,876)
Balance, end of year	$4,706,775	$2,515,800	$1,651,100

7.                      PREMISES AND EQUIPMENT

Premises and equipment at September 30, 2012 and 2011 are summarized as follows:

	2012	2011

Land	$5,578,914	$5,609,693
Office buildings and improvements	16,120,660	15,737,264
Furniture and equipment	12,742,901	11,451,292
	34,442,475	32,798,249
Less accumulated depreciation	(16,026,498)	(14,340,083)

Total	$18,415,977	$18,458,166

Depreciation expense on premises and equipment totaled $2.0 million, $2.0 million and $1.9 million for the years ended September 30, 2012, 2011 and 2010, respectively.

Certain facilities of the Company are leased under various operating leases.  Rent expense for the fiscal years ended September 30, 2012, 2011 and 2010 totaled $1.0 million, $849,000 and $690,000, respectively. At September 30, 2012, future minimum rental commitments under non-cancelable leases are as follows:

Due in years ending September 30,

2013	$985,502
2014	756,248
2015	695,420
2016	669,988
2017	651,342
Thereafter	1,136,280
Total	$4,894,780

8.  DEPOSITS

Deposits at September 30, 2012 and 2011 are summarized as follows:

	2012		2011
		Weighted		Weighted
		Average		Average
		Interest		Interest
	Amount	Rate	Amount	Rate
Transaction accounts:
Non-interest-bearing checking	$173,374,357	—%	$150,430,677	—%
Interest-bearing checking	297,523,150	0.14	328,274,827	0.28
Savings accounts	37,257,868	0.14	35,713,661	0.14
Money market	149,193,821	0.26	183,873,574	0.33

Total transaction accounts	657,349,196	0.13	698,292,739	0.22

Certificates of deposit:
0.00% to 0.99%	174,660,797	0.45	142,890,688	0.48
1.00% to 1.99%	258,372,538	1.34	203,692,301	1.53
2.00% to 2.99%	9,981,033	2.24	27,191,874	2.46
3.00% to 3.99%	665,884	3.83	40,107,262	3.20
4.00% to 4.99%	1,650,325	4.19	1,864,014	4.22
5.00% to 5.99%	—	—	8,486,035	5.23

Total certificates of deposit	445,330,577	1.02	424,232,174	1.48

Total	$1,102,679,773	0.49%	$1,122,524,913	0.70%

The aggregate amounts of certificates of deposit with a minimum principal amount of $100,000 were $246.5 million and $226.2 million at September 30, 2012 and 2011, respectively. Certificates of deposit at September 30, 2011 included time deposits obtained from national brokers totaling $8.4 million with a weighted-average interest rate of 5.23%.  There were no such deposits at September 30, 2012.

At September 30, 2012, the scheduled maturities of certificates of deposit were as follows:

Maturing within:
Three months ending:
December 31, 2012	$103,052,206
March 31, 2013	72,023,548
June 30, 2013	66,334,646
September 30, 2013	60,859,873
Year ending:
September 30, 2014	130,028,650
September 30, 2015	7,157,561
September 30, 2016	3,328,143
September 30, 2017	2,545,950
Thereafter	—
Total	$445,330,577

A summary of interest expense on deposits for the years ended September 30, 2012, 2011 and 2010 is as follows:

	2012	2011	2010

Interest-bearing checking	$1,183,041	$2,563,968	$3,667,002
Savings	81,415	58,269	59,133
Money market	842,182	1,342,532	2,146,037
Certificates of deposit	5,109,586	7,409,683	10,262,192

Total	$7,216,224	$11,374,452	$16,134,364

9.                      ADVANCES FROM THE FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank of Des Moines at September 30, 2012 and 2011 are summarized as follows:

	2012		2011
		Weighted		Weighted
		Average		Average
		Interest		Interest
	Amount	Rate	Amount	Rate
Maturing within the year ending September 30,
2012	$60,000,000	0.25%	$—	—%
2015	25,000,000	2.70	25,000,000	2.70
Thereafter	4,000,000	5.48	4,000,000	5.48
Total	$89,000,000	1.18%	$29,000,000	3.08%

The average balances of advances from the Federal Home Loan Bank were $32.2 million and $81.4 million, respectively, and the maximum month-end balances were $89.0 million and $257.5 million, respectively, for the years ended September 30, 2012 and 2011, respectively.  The average rates paid during the years ended September 30, 2012 and 2011 were 2.86% and 1.32%, respectively.

The Bank has the ability to borrow funds from the Federal Home Loan Bank equal to 25% of the Bank’s total assets under a blanket agreement that assigns all investments in Federal Home Loan Bank stock as well as qualifying first mortgage loans as collateral to secure the amounts borrowed. In addition to the $89.0 million in advances outstanding at September 30, 2012, the Bank had approximately $168.6 million in additional borrowing capacity available to it under this arrangement.  The assets underlying the Federal Home Loan Bank borrowings are under the Bank’s physical control.

10.       BORROWINGS FROM THE FEDERAL RESERVE BANK

Borrowings from the Federal Reserve Bank represent short-term borrowings from the discount window at the Federal Reserve Bank of St. Louis and are typically extended for periods of 28 days or less.  There were no such borrowings outstanding during the years ended September 30, 2012 or September 30, 2011.

The Bank has the ability to borrow funds from the Federal Reserve under an agreement that assigns certain qualifying loans as collateral to secure the amounts borrowed.  At September 30, 2012, $192.3 million of commercial loans were assigned under this arrangement.  The assets underlying these borrowings are under the Bank’s physical control.  As of September 30, 2012, the Bank had approximately $149.5 million in additional borrowing capacity available to it under this arrangement.

11.       SUBORDINATED DEBENTURES

On March 30, 2004, Pulaski Financial Statutory Trust I (“Trust I”), a Connecticut statutory trust, issued $9.0 million of adjustable-rate preferred securities.  The proceeds from this issuance, along with the Company’s $279,000 capital contribution for Trust I’s common securities, were used to acquire $9.3 million aggregate principal amount of the Company’s floating rate junior subordinated deferrable interest debentures due in 2034, which constitute the sole asset of Trust I.  The interest rate on the debentures and the capital securities at September 30, 2012 was 3.09% and is adjustable quarterly at 2.70% over the three-month LIBOR.

The stated maturity of the Trust I debenture is June 17, 2034.  In addition, the Trust I debentures are subject to redemption at par at the option of the Company, subject to prior regulatory approval, in whole or in part, on any interest payment date.

On December 15, 2004, Pulaski Financial Statutory Trust II (“Trust II”), a Delaware statutory trust, issued $10.0 million of adjustable-rate preferred securities.  The proceeds from this issuance, along with the Company’s $310,000 capital contribution for Trust II’s common securities, were used to acquire $10.3 million of the Company’s floating rate junior subordinated deferrable interest debentures due in 2034, which constitute the sole asset of Trust II.  The interest rate on the debentures and the capital securities at September 30, 2012 was 2.25% and is adjustable quarterly at 1.86% over the three-month LIBOR.

The stated maturity of the debentures held by Trust II is December 15, 2034.  In addition, the Trust II debentures are subject to redemption at par at the option of the Company, subject to prior regulatory approval, in whole or in part, on any interest payment date.

12.               LIABILITY FOR LOANS SOLD

The Company records an estimated liability for probable amounts due to the Company’s loan investors under contractual obligations related to residential mortgage loans originated for sale that were previously sold and became delinquent or defaulted.  Under standard representations and warranties and early payment default clauses in the Company’s mortgage sale agreements, the Company may be required to repurchase mortgage loans sold to investors or reimburse the investors for credit losses incurred on loans (collectively “repurchase”) in the event of borrower default within a defined period after origination (generally 90 days), or in the event of breaches of contractual representations or warranties made at the time of sale that are not remedied within a defined period after the Company receives notice of such breaches (generally 90 days).  The Company establishes a mortgage repurchase liability related to these events that reflect management’s estimate of losses on loans for which the Company could have a repurchase obligation based on a combination of factors.  Such factors incorporate the volume of loans sold in current and previous periods, borrower default expectations, historical investor repurchase demand and appeals success rates (where the investor rescinds the demand based on a cure of the defect or acknowledges that the loan satisfies the investor’s applicable representations and warranties), and estimated loss severity.

The principal balance of loans sold that remain subject to recourse provisions related to early payment default clauses totaled approximately $343 million and $266 million at September 30, 2012 and 2011, respectively.  Because the Company does not service the loans that it sells to its investors, the Company is generally unable to track the outstanding balances or delinquency status of a large portion of such loans that may be subject to repurchase under the representations and warranties clauses in the Company’s mortgage sale agreements.  The following is a summary of the principal balance of mortgage loan repurchase demands on loans previously sold that were received and resolved during the years ended September 30, 2012 and 2011:

	2012	2011
Received during period	$16,639,000	$16,700,000
Resolved during period	20,228,000	15,061,000
Unresolved at end of period	5,066,000	8,655,000

The following is a summary of the changes in the liability for loans sold during the years ended September 30, 2012 and 2011:

	2012	2011
Balance at beginning of period	$1,257,146	$470,983
Provisions charged to expense	2,005,865	1,650,406
Amounts paid to resolve demands	(2,285,877)	(864,243)
Balance at end of period	$977,134	$1,257,146

During the year ended September 30, 2012, the Company paid $1.95 million to two of its largest mortgage loan investors to settle all past, present and potential future make-whole and repurchase claims against the Bank.  The Bank was no longer selling loans to these investors and determined that such settlements would be advantageous to the Company.  These settlements resolved all past, present and potential future claims on approximately one-third of total loans sold in past periods.  The payments were charged to the liability for loans sold.

The liability for loans sold of $977,000 at September 30, 2012 represents the Company’s best estimate of the probable loss that the Company will incur for various early default provisions and contractual representations and warranties associated with the sales of mortgage loans.  Because the level of mortgage loan repurchase losses depends upon economic factors, investor demand strategies and other external conditions that may change over the life of the underlying loans, the level of the liability for mortgage loan repurchase losses is difficult to estimate and requires considerable management judgment.  In addition, the Company does not service the loans that it sells to investors and is unable to track the remaining unpaid balances after sale.  As a result, there may be a range of possible losses in excess of the estimated liability that cannot be estimated.  Management maintains regular contact with the Company’s investors to monitor and address their repurchase demand practices and concerns.

13.      INCOME TAXES

Income tax expense for the years ended September 30, 2012, 2011 and 2010 is summarized as follows:

	2012	2011	2010
Current expense:
Federal	$2,614,954	$2,387,642	$4,102,344
State	527,100	377,500	18,100
Deferred expense (benefit)	1,121,173	384,665	(3,861,067)
Total	$4,263,227	$3,149,807	$259,377

Income tax expense differs from that computed at the federal statutory rate of 35% for the year ended September 30, 2012 and 34% for the years ended September 30, 2011 and 2010 as follows:

	2012		2011		2010
	Amount	%	Amount	%	Amount	%
Tax at statutory federal income tax rate	$4,932,520	35.0%	$3,812,959	34.0%	$1,207,736	34.0%
Non-taxable income from bank-owned life insurance	(350,563)	(2.5)	(364,357)	(3.3)	(371,331)	(10.4)
Non-taxable interest and dividends	(517,512)	(3.7)	(487,417)	(4.3)	(440,263)	(12.4)
State taxes, net of federal benefit	342,615	2.4	249,150	2.2	11,946	0.3
Other, net	(143,833)	(0.9)	(60,528)	(0.5)	(148,711)	(4.2)
Total	$4,263,227	30.3%	$3,149,807	28.1%	$259,377	7.3%

The components of deferred tax assets and liabilities are as follows:

	2012	2011
Deferred tax assets:
Allowance for loan losses	$8,378,598	$10,661,185
Restricted stock awards	625,609	341,262
Non-accrual interest	733,418	328,138
Deferred compensation	2,013,960	1,894,867
Equity investments	117,870	129,692
Other	739,580	402,482
Total deferred tax assets	12,609,035	13,757,626

Deferred tax liabilities:
FHLB stock dividends	152,311	152,311
Core deposit intangible	15,559	30,185
Premises and equipment	768,039	777,827
Unrealized gains on securities available for sale	13,161	190
Other	21,473	24,476
Total deferred tax liabilities	970,543	984,989

Net deferred tax assets	$11,638,492	$12,772,637

At September 30, 2012, the Company had $137,000 of unrecognized tax benefits, $129,000 of which would affect the effective tax rate if recognized.  The Company recognizes interest related to uncertain tax positions in income tax expense and classifies such interest and penalties in the liability for unrecognized tax benefits.  As of September 30, 2012, the Company had approximately $8,000 accrued for the payment of interest and penalties.  The tax years ended September 30, 2009 through 2012 remain open to examination by the taxing jurisdictions to which the Company is subject.

The aggregate changes in the balance of gross unrecognized tax benefits for the year ended September 30, 2012, which excludes interest and penalties, are as follows:

Balance at September 30, 2011	$129,000
Increases related to tax positions taken during a prior period	—
Decreases related to tax positions taken during a prior period	—
Increases related to tax positions taken during the current period	33,000
Decreases related to tax positions taken during the current period	—
Decreases related to settlements with taxing authorities	—
Decreases related to the expiration of the statute of limitations	(33,000)
Balance at September 30, 2012	$129,000

Retained earnings at September 30, 2012 included earnings of approximately $4.1 million representing tax bad debt deductions, net of actual bad debts and bad debt recoveries, for which no provision for federal income taxes has been made.  If these amounts are used for any purpose other than to absorb loan losses, they will be subject to federal income taxes at the then prevailing corporate rate.

A valuation allowance should be provided on deferred tax assets when it is more likely than not that some portion of the assets will not be realized.  The Company has not established a valuation allowance at September 30, 2012 or 2011 because management believes that all criteria for recognition have been met, including the existence of a history of taxes paid or qualifying tax planning strategies that are sufficient to support the realization of deferred tax assets.

14.               PREFERRED STOCK

On January 16, 2009, as part of the U.S. Department of Treasury’s Capital Purchase Program, the Company issued 32,538 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, $1,000 per share liquidation preference (the “Preferred Stock”), and a warrant to purchase up to 778,421 shares of the Company’s common stock for a period of ten years at an exercise price of $6.27 per share (the “Warrant”) in exchange for $32.5 million in cash from the U.S. Department of Treasury.  The proceeds, net of issuance costs consisting primarily of legal fees, were allocated between the Preferred Stock and the Warrant on a pro rata basis, based upon the estimated market values of the Preferred Stock and the Warrant.  As a result, $2.2 million of the proceeds were allocated to the Warrant, which increased additional paid-in capital from common stock.  The amount allocated to the Warrant is considered a discount on the Preferred Stock and has been amortized using the level yield method over a five-year period through a charge to retained earnings.  Such amortization does not reduce net income, but reduces income available for common shares.  The Treasury sold all of the Preferred Stock to private investors in a Dutch auction that was completed in July 2012.

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

During the quarter ended September 30, 2012, the Company completed the repurchase from private investors of $7.1 million in par value, or approximately 22% of the outstanding shares, of the Preferred Stock in exchange for $6.6 million in cash, representing a 7.2% average discount from par value.  The repurchase resulted in a $364,000 benefit to income available to common shares.  Also during the quarter ended September 30, 2012, the Company completed the repurchase of the Warrant from the Treasury in exchange for $1.1 million in cash.  The combined impact of these transactions resulted in a $7.7 million reduction in total stockholders’ equity.  Following the Treasury’s auction of the Preferred Stock and the Company’s repurchase of the Warrant, the U.S. Treasury has no remaining equity stake in the Company.

The Preferred Stock pays cumulative dividends of 5% per year for the first five years and 9% per year thereafter.  The Company may, at its option, redeem the Preferred Stock at the liquidation preference plus accrued and unpaid dividends.

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

Quantitative measures that have been established by regulation to ensure capital adequacy require the Bank to maintain minimum capital amounts and ratios (set forth in the table below).  Under such regulations, the Bank is required to maintain minimum ratios of tangible capital of 1.5%, core capital of 4.0% and total risk-based capital of 8.0%.  The Bank is also subject to prompt corrective action capital requirement regulations set forth by federal regulations.  As defined in the regulations, the Bank is required to maintain minimum total and Tier I capital to risk-weighted assets and Tier I capital to average assets.  The Bank met all capital adequacy requirements to which it was subject at September 30, 2012.

As of September 30, 2012, the most recent notification from the Bank’s primary regulator, Office of the Comptroller of the Currency (“OCC”), categorized the Bank as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized,” the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table.  There are no conditions or events since that notification that management believes have changed the Bank’s category.

					To be Categorized as
					“Well Capitalized”
					under Prompt
			For Capital		Corrective Action
	Actual		Adequacy Provisions		Purposes
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
As of September 30, 2012:
Tangible capital (to total assets)	$129,223	9.63%	$20,134	1.50%	N/A	N/A
Total risk-based capital (to risk-weighted assets)	142,378	13.58%	83,873	8.00%	$104,841	10.00%
Tier I risk-based capital (to risk-weighted assets)	129,223	12.33%	N/A	N/A	62,905	6.00%
Tier I leverage capital (to average assets)	129,223	9.63%	53,690	4.00%	67,113	5.00%

As of September 30, 2011:
Tangible capital (to total assets)	$132,729	10.18%	$19,563	1.50%	N/A	N/A
Total risk-based capital (to risk-weighted assets)	146,214	13.59%	86,046	8.00%	$107,558	10.00%
Tier I risk-based capital (to risk-weighted assets)	132,729	12.34%	N/A	N/A	64,535	6.00%
Tier I leverage capital (to average assets)	132,729	10.18%	52,169	4.00%	65,211	5.00%

A reconciliation of the Bank’s Tier I stockholders’ equity and regulatory risk-based capital at September 30, 2012 follows:

(in thousands)
Tier I stockholders’ equity	$133,231
Deduct:
Intangible assets	(3,980)
Disallowed servicing rights	(6)
Add:
Unrealized gains on available-for-sale securities	(22)
Tangible capital	129,223
Add:
General valuation allowances	13,155
Total risk-based capital	$142,378

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

16.       EMPLOYEE BENEFITS

The Company maintains shareholder-approved, stock-based incentive plans, which permit the granting of options to purchase common stock of the Company and awards of restricted shares of common stock.  All employees, non-employee directors and consultants of the Company and its affiliates are eligible to receive awards under the plans.  The plans authorize the granting of awards in the form of options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code, options that do not so qualify (non-statutory stock options) and granting of restricted shares of common stock.  Stock option awards are generally granted with an exercise price equal to the market value of the Company’s shares at the date of grant and generally vest over a period of three to five years.  Generally, option and share awards provide for accelerated vesting if there is a change in control (as defined in the plans).  The exercise period for all stock options generally may not exceed 10 years from the date of grant.  Shares used to satisfy stock awards and stock option exercises are generally issued from treasury stock.  At September 30, 2012, the Company had 120,026 reserved but unissued shares that can be awarded in the form of stock options or restricted share awards.

Restricted Stock Awards - A summary of activity in the Company’s restricted stock awards as of and for the years ended September 30, 2012, 2011 and 2010 is as follows:

	2012		2011		2010
		Weighted		Weighted		Weighted
		Average		Average		Average
		Grant-Date		Grant-Date		Grant-Date
	Number	Fair Value	Number	Fair Value	Number	Fair Value
Nonvested at beginning of year	115,078	$6.89	67,219	$6.45	24,477	$4.88
Granted	298,727	7.05	67,248	7.49	49,012	7.37
Vested	(47,877)	6.02	(12,996)	7.43	(5,658)	7.52
Forfeited	(758)	6.59	(6,393)	7.43	(612)	7.37
Nonvested at end of year	365,170	$7.13	115,078	$6.89	67,219	$6.45

During the year ended September 30, 2012, the Company granted an aggregate of 250,000 shares of contingent, performance-based restricted stock to six executive officers.  The shares of restricted stock vest as follows: 25% on the date of the filing of the annual report on Form 10-K for the year ended September 30, 2012; 25% on the date of the filing of the annual report on Form 10-K for the year ended September 30, 2013; and 50% on the date of the filing of the annual report on Form 10-K for the year ended September 30, 2014. In each case the vesting is subject to the Company’s achievement of certain earnings per share targets. The grants do not provide for partial vesting for performance levels achieved below the stated targets nor will additional shares be granted if the Company’s performance exceeds the earnings per share targets. If an earnings-per-share target is not met, vesting may still occur in a subsequent period based on cumulative results. Additionally, recipients cannot receive the final vesting unless the Company’s total shareholder return exceeds certain peer indices. One-third of the shares received are required to be held until the earlier of retirement or five years from the date of vesting.

Stock Option Awards - A summary of activity in the Company’s stock option program as of and for the years ended September 30, 2012, 2011 and 2010 is as follows:

	2012				2011		2010
				Weighted
		Weighted		Average		Weighted		Weighted
		Average	Aggregate	Remaining		Average		Average
		Exercise	Intrinsic	Contractual		Exercise		Exercise
	Number	Price	Value	Life (years)	Number	Price	Number	Price
Outstanding at beginning of year	759,684	$10.56			849,840	$10.40	930,306	$9.82
Granted	—	—			—	—	16,000	7.19
Exercised	(84,456)	5.96			(33,397)	5.81	(72,900)	2.70
Forfeited	(45,292)	10.18			(56,759)	10.96	(23,566)	9.23
Outstanding at end of year	629,936	$11.20	$161,525	4.7	759,684	$10.56	849,840	$10.40

Exercisable at end of year	578,387	$11.19	$155,886	4.6	604,387	$10.65	558,093	$10.50

There were no stock option awards granted during the years ended September 30, 2012 or 2011.  The weighted-average fair value per share of stock options granted during the year ended September 30, 2010 was $1.80.  Cash received from stock options exercised totaled $503,000, $194,000 and $197,000 during the years ended September 30, 2012, 2011 and 2010, respectively.  The total intrinsic value of stock options exercised totaled $110,000, $51,000 and $298,000 during the years ended September 30, 2012, 2011 and 2010, respectively.  Executive officers and directors exercised 38,914 options during the year ended September 30, 2012.

The following is a summary of the options outstanding at September 30, 2012:

			Outstanding			Exercisable
				Weighted Average	Weighted		Weighted
Range of				Remaining	Average		Average
Exercise Prices			Number	Contractual Life (yrs)	Exercise Price	Number	Exercise Price
$5.45	—	$5.99	15,000	6.31	$5.69	15,000	$5.69
6.00	—	6.99	44,500	6.38	6.62	42,767	6.64
7.00	—	7.99	85,500	6.15	7.66	83,834	7.67
8.00	—	8.99	13,750	6.86	8.38	13,750	8.38
9.00	—	9.99	49,500	2.48	9.55	45,500	9.56
10.00	—	11.99	156,857	5.10	11.12	132,907	11.12
12.00	—	13.99	183,256	4.07	12.94	163,056	12.96
14.00	—	18.99	81,573	3.59	16.14	81,573	16.14
$5.45	—	$18.99	629,936	4.70	$11.20	578,387	$11.19

A summary of total stock-based compensation expense for the years ended September 30, 2012, 2011 and 2010 follows:

	2012	2011	2010
Total expense	$1,179,683	$590,457	$555,086
Earnings per share:
Basic	$0.07	$0.03	$0.03
Diluted	0.07	0.03	0.03

As of September 30, 2012, the total unrecognized compensation expense related to non-vested stock options and restricted stock awards was approximately $65,000 and $1.4 million, respectively, and the related weighted average period over which it is expected to be recognized is approximately 0.5 and 1.8 years, respectively.

There were no stock options granted during the years ended September 30, 2012 or 2011. The fair value of stock options granted in 2010 was estimated on the date of grant using the Black-Scholes option pricing model with the following average assumptions:

2010

Risk-free interest rate	2.53%
Expected volatility	36.39%
Expected life in years	5.6
Dividend yield	4.30%
Expected forfeiture rate	3.32%

Equity Trust Plan - The Company maintains a deferred compensation plan (“Equity Trust Plan”) for the benefit of key loan officers and sales staff.  The plan is designed to recruit and retain top-performing loan officers and other key revenue-producing employees who are instrumental to the Company’s success.  The plan allows the recipients to defer a percentage of commissions earned into a rabbi trust for the benefit of the participants.  The assets of the trust are limited to shares of Company common stock and cash.  Awards related to participant contributions generally vest immediately or over a period of two to five years.  Awards related to Company contributions generally vest over a period of three to five years.  The participants will generally forgo any accrued but unvested benefits if they voluntarily leave the Company.  During the year ended September 30, 2012, 27,211 shares had been purchased on behalf of the participants at an average price of $6.67.  During the year ended September 30, 2012, 141,606 shares were distributed to participants with a total market value at the time of distribution of $1.1 million, and 48,863 shares were withheld by the Company to fulfill tax withholding obligations of the distribution recipients. Vested shares in the plan are treated as issued and outstanding when computing basic and diluted earnings per share, whereas unvested shares are treated as issued and outstanding only when computing diluted earnings per share.

KSOP — Effective September 1, 2008, the Bank merged its 401(k) savings plan and its employee stock ownership plan into the Pulaski Bank Savings and Ownership Plan (the “KSOP”) to provide greater investment alternatives to plan participants and to reduce administrative expenses.  Prior to January 1, 2010, the Bank matched 75% of each participant’s contribution up to a maximum of 5% of salary.  The Bank temporarily suspended its 401(k) employer matching contribution during calendar year 2010.  Effective January 1, 2011, the Bank resumed its matching contribution in an amount equal to 50% of each participant’s contribution up to a maximum of 5% of salary. The Bank’s contributions to this plan were $302,000, $295,000 and $148,000 for the years ended September 30, 2012, 2011 and 2010, respectively.

Supplemental Retirement Agreement - In January 1998, the Bank entered into a supplemental retirement benefit agreement with its chief executive officer in conjunction with his retirement from the Company at that time.  Under the terms of the agreement, the former chief executive officer is entitled to receive $2,473 monthly, for a period of 15 years commencing upon his retirement.  The net present value of these payments is reflected in other liabilities and totaled $5,000 and $33,000 at September 30, 2012 and 2011, respectively. Compensation expense under this agreement totaled approximately $1,700, $3,700 and $6,000 for the years ended September 30, 2012, 2011 and 2010, respectively.

Employment Agreement - The Company and the Bank maintain a two-year employment agreement with its current CEO (“CEO”).  The two-year term of the agreement is extended daily unless written notice of non-renewal is given by the Board of Directors.  Under the agreement, the Bank pays the CEO a base salary, which is reviewed at least annually and may be increased at the discretion of the Board of Directors.  In addition, the CEO received a stock option grant on the effective date covering 100,000 shares of the Company’s common stock at an exercise price of $12.84 per share, which vests ratably over a period of five years.  The CEO is also entitled to receive health and welfare benefits provided to other Company and Bank employees.  Additionally, the agreement provides for severance payments and continued medical coverage for 24 months if employment is terminated following a change in control or upon an event of termination as defined in the agreement.  In the event of a change in control and subsequent termination of employment, the CEO will receive a lump-sum payment equal to two times his average annual compensation computed using his base pay rate at the date of termination plus any bonus or incentive compensation earned by him in the prior fiscal year.  The lump-sum payment will include an amount for any required excise tax due under the Internal Revenue Code of 1986.  The agreement also prohibits the CEO from soliciting the services of any of the Company’s employees, and from competing with the Company, for a period of two years after termination.

17.               COMMITMENTS AND CONTINGENCIES

The Company engages in commitments to originate loans in the ordinary course of business to meet customer financing needs.  Such commitments are generally made following the Company’s usual underwriting guidelines, represent off-balance sheet financial instruments and do not present more than a normal amount of risk.  The following table summarizes the notional amount of these commitments at September 30, 2012 and 2011.

	2012	2011
	(In Thousands)

Commitments to originate residential first and second mortgage loans	$121,096	$70,545
Commitments to originate commercial mortgage loans	46,058	21,744
Commitments to originate non-mortgage loans	12,458	19,436
Unused lines of credit	195,002	194,886

The Company is a defendant in legal actions arising from normal business activities.  Management, after consultation with counsel, believes that the resolution of these actions will not have any material adverse effect on the Company’s consolidated financial statements.

18.               DERIVATIVES

The Company originates and purchases derivative financial instruments, including interest rate lock commitments and interest rate swaps.  Derivative financial instruments originated by the Company consist of interest rate lock commitments to originate residential mortgage loans.  At September 30, 2012, the Company had issued $179.6 million of unexpired interest rate lock commitments to loan customers compared with $111.7 million of unexpired commitments at September 30, 2011.  The Company typically economically hedges interest rate lock commitments by obtaining a corresponding best-efforts lock commitment with an investor to sell the loan at an agreed-upon price.

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

The fair values of these contracts recorded in the consolidated balance sheets at September 30, 2012 and 2011 are summarized as follows:

	2012	2011
Fair value recorded in other assets	$1,360,000	$1,676,000
Fair value recorded in other liabilities	1,360,000	1,676,000

The gross gains and losses on these contracts recorded in non-interest expense in the consolidated statements of income and comprehensive income for the years ended September 30, 2012 and 2011 are summarized as follows:

	2012	2011

Gross losses on derivative financial assets	$316,000	$183,000
Gross gains on derivative financial liabilities	(316,000)	(183,000)
Net gain or loss	$—	$—

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

At September 30, 2012 and 2011, the Company had firm commitments to originate loans of approximately $179.6 million and $111.7 million, respectively, of which $118.2 million and $68.2 million, respectively, were committed to be sold.  Additionally, the Company had outstanding commitments to borrowers under unused equity lines of credit, commercial lines of credit and consumer lines of credit totaling $92.7 million, $102.3 million and $0, respectively, at September 30, 2012 compared with $123.5 million, $71.3 million and $133,000, respectively, at September 30, 2011.

At September 30, 2012 and 2011, the Company had loans receivable held for sale totaling $180.6 million and $100.7 million, respectively, substantially all of which were under firm commitments to be sold on a best-efforts basis.  Any unrealized loss on these commitment obligations is considered in conjunction with the Company’s lower of cost or market valuation of its loans held for sale.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party.  These standby letters of credit are primarily issued for a fee to support contractual obligations of the Company’s customers.  The credit risk involved with issuing letters of credit is essentially the same as the risk involved in extending loans to customers. At September 30, 2012, the Company had 51 letters of credit totaling approximately $4.6 million due to expire no later than July 2019 compared with 48 letters of credit totaling approximately $4.8 million due to expire no later than July 2019 at September 30, 2011.

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

Impaired Loans.  The fair values of impaired loans are generally based on market prices for similar assets determined through independent appraisals (Level 2 valuations) or discounted values of independent appraisals or brokers’ opinions of value (Level 3 valuations).  Since substantially all of the Company’s loans receivable that are secured by real estate are within the St. Louis metropolitan area, management is able to closely monitor the trend in real estate values in this area.  Residential real estate loans are generally inspected when they become 45 to 60 days delinquent or when communications with the borrower indicate that a potential problem exists.  New appraisals are generally obtained for impaired residential real estate loans if an inspection indicates the possibility of a significant decline in fair value.  If a new appraisal is determined not to be necessary, management may obtain a broker’s opinion of value or apply a discount to the existing appraised value based on the age of such appraisal and the overall trend in real estate values in the market area since the date of such appraisal.  Similarly, the Company maintains close contact with its commercial borrowers whose loans are determined to be impaired, and new appraisals are obtained when management believes there has been a significant change in fair value.  Factors that management considers when determining whether there has been a significant change in fair value for commercial real estate secured loans generally include overall market value trends in the surrounding areas and changes in factors that impact the properties’ cash flows, such as rental rates and occupancy levels that differ materially from the most current appraisals.  The significance of such events is determined on a loan-by-loan basis based on the circumstances surrounding each of such loans.  If a new appraisal is determined not to be necessary, management may apply a discount to the existing appraised value based the age of such appraisal and on the overall trend in real estate values in the market area since the date of such appraisal, or other factors that affect the value of the property, such as rental rates and occupancy levels.

Real Estate Acquired in Settlement of Loans consists of loan collateral that has been repossessed through foreclosure or obtained by deed in lieu of foreclosure. This collateral is comprised of commercial and residential real estate. Such assets are recorded as held for sale initially at the lower of the loan balance or fair value of the collateral less estimated selling costs.  If the loan balance exceeds the fair value of the collateral less estimated selling costs at the time of foreclosure, the difference is recorded as a charge to the allowance for loan losses.  Any decline in the fair value of the property subsequent to acquisition is charged to non-interest expense and credited to the allowance for losses on real estate acquired in settlement of loans.  During the years ended September 30, 2012 and 2011, charge-offs to the allowance for loan losses at the time of foreclosure totaled $2.4 million and $4.6 million, respectively, which represented 31% and 23% of the principal balance of loans that became subject to foreclosure during such periods, respectively.  Prior to the quarter ended March 31, 2012, the Company generally did not record partial charge-offs on loans secured by residential real estate, but rather provided for declines in fair value in the allowance for loan losses.  See Note 5 - Loans Receivable and the Allowance for Loan Losses for a discussion of this practice and changes made during the quarter ended March 31, 2012.  The large amount of charge-offs at the time of foreclosure compared with the principal balance of such loans reflects the declines in fair values of the underlying real estate since the dates of loan origination.  Fair values are generally determined through external appraisals and assessment of property values by the Company’s internal staff.  New appraisals are obtained at the time of foreclosure and are reviewed periodically to determine whether they should be updated based on changing market conditions.  Appraisals are prepared by state-licensed appraisers and represent the appraisers’ opinions of value based on comparable sales and other data that is considered by the appraisers to be the most appropriate information at the time of the appraisal.  Management believes such appraisals are the best source of valuation at the time of foreclosure and represent the properties’ best estimates of value at that time.  Subsequent to foreclosure, valuations are updated periodically, and the assets may be written down to reflect a new cost basis.  For residential real estate properties, adjustments to valuations subsequent to foreclosure that are not based on new appraised values are generally made once the sales listing prices of the properties (which are generally based on brokers’ opinions of value) fall below the most current appraised values.  In general, listing prices on all residential real estate properties are reviewed weekly after considering input from the listing brokers and any potential offers to purchase the properties.  For commercial properties, adjustments to valuations subsequent to foreclosure that are not based on new appraised values are generally made once the sales listing prices of the properties (which are generally based on brokers’ opinions of value) fall below the most current appraised values or changes in other factors, such as occupancy levels and rental rates, indicate a decline in fair value.  In general, listing prices on all commercial real estate properties are reviewed at least every 30 days after considering input from the listing brokers, other market activity and any potential offers to purchase the properties.  The Company’s frequent review of listing prices and market conditions subsequent to the receipt of an appraisal helps to ensure that the Company captures declines in the fair value of real estate acquired through foreclosure in the appropriate period.  Because many of these inputs are not observable, the measurements are classified as Level 3.

Intangible Assets and Goodwill are reviewed annually in the fourth fiscal quarter and/or when circumstances or other events indicate that impairment may have occurred.  Because of the decline in the market value of the Company’s common stock during the years ended September 30, 2012 and 2011, the Company reviewed goodwill for impairment quarterly during fiscal 2012 and 2011 in addition to its annual reviews at September 30, 2012 and 2011.  No impairment losses were recognized during the years ended September 30, 2012 or 2011.

Assets and liabilities that were recorded at fair value on a recurring basis at September 30, 2012 and 2011 and the level of inputs used to determine their fair values are summarized below:

	Carrying Value at September 30, 2012
		Fair Value Measurements Using
	Total	Level 1	Level 2	Level 3
	(In thousands)
Assets:
Debt securities available for sale	$21,595	$—	$21,595	$—
Mortgage-backed securities available for sale	326	—	326	—
Interest-rate swap	1,360	—	1,360	—
Total assets	$23,281	$—	$23,281	$—
Liabilities:
Interest-rate swap	$1,360	$—	$1,360	$—
Total liabilities	$1,360	$—	$1,360	$—

	Carrying Value at September 30, 2011
		Fair Value Measurements Using
	Total	Level 1	Level 2	Level 3
	(In thousands)
Assets:
Debt securities available for sale	$14,457	$—	$14,457	$—
Mortgage-backed securities available for sale	2,752	—	2,752	—
Interest-rate swap	1,676	—	1,676	—
Total assets	$18,885	$—	$18,885	$—
Liabilities:
Interest-rate swap	$1,676	$—	$1,676	$—
Total liabilities	$1,676	$—	$1,676	$—

Assets that were recorded at fair value on a non-recurring basis at September 30, 2012 and 2011 and the level of inputs used to determine their fair values are summarized below:

					Total Losses
					Recognized in
	Carrying Value at September 30, 2012				the Year Ended
		Fair Value Measurements Using			September 30,
	Total	Level 1	Level 2	Level 3	2012
	(In thousands)
Assets:
Mortgage loans held for sale	$—	$—	$—	$—	$—
Impaired loans, net	4,008	—	—	4,008	6,083
Real estate acquired in settlement of loans	13,952	—	—	13,952	5,790
Total assets	$17,960	$—	$—	$17,960	$11,873

					Total Losses
					Recognized in
	Carrying Value at September 30, 2011				the Year Ended
		Fair Value Measurements Using			September 30,
	Total	Level 1	Level 2	Level 3	2011
	(In thousands)
Assets:
Mortgage loans held for sale	$—	$—	$—	$—	$598
Impaired loans, net	17,481	—	3,643	13,838	3,210
Real estate acquired in settlement of loans	18,718	—	—	18,718	7,538
Total assets	$36,199	$—	$3,643	$32,556	$11,346

There were no transfers of assets or liabilities among the levels of inputs used to determine their fair values during the years ended September 30, 2012 or 2011.

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

The fair value estimates presented herein are based on pertinent information available to management as of September 30, 2012 and 2011. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date.  Therefore, current estimates of fair value may differ significantly from the amounts presented herein.

Carrying values and estimated fair values at September 30, 2012 and 2011 are summarized as follows:

	Level in	2012		2011
	Fair Value		Estimated		Estimated
	Measurement	Carrying	Fair	Carrying	Fair
	Hierarchy	Value	Value	Value	Value
		(In Thousands)
ASSETS:
Cash and cash equivalents	Level 1	$62,335	$62,335	$57,071	$57,071
Debt securities - AFS	Level 2	21,595	21,595	14,457	14,457
Capital stock of FHLB	Level 2	5,559	5,559	3,100	3,100
Mortgage-backed securities - HTM	Level 2	5,657	6,096	7,234	7,727
Mortgage-backed securities - AFS	Level 2	326	326	2,752	2,752
Mortgage loans held for sale	Level 1	180,575	185,641	100,719	103,286
Loans receivable	Level 3	975,728	1,024,992	1,021,273	1,075,459
Accrued interest receivable	Level 2	3,889	3,889	3,853	3,853
Interest-rate swap assets	Level 2	1,360	1,360	1,676	1,676

LIABILITIES:
Deposits transaction accounts	Level 2	657,349	657,349	698,293	698,293
Certificates of deposit	Level 2	445,331	446,529	424,232	428,088
Advances from the FHLB	Level 2	89,000	91,864	29,000	31,216
Subordinated debentures	Level 2	19,589	19,583	19,589	19,583
Accrued interest payable	Level 2	695	695	840	840
Interest-rate swap liabilities	Level 2	1,360	1,360	1,676	1,676

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

22.               IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

Fair Value Measurements.  In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The ASU contains guidance on the application of the highest and best use and valuation premise concepts, the measurement of fair values of instruments classified in shareholders’ equity, the measurement of fair values of financial instruments that are managed within a portfolio, and the application of premiums and discounts in a fair value measurement. It also requires additional disclosures about fair value measurements, including information about the unobservable inputs used in fair value measurements within Level 3 of the fair value hierarchy, the sensitivity of recurring fair value measurements within Level 3 to changes in unobservable inputs and the interrelationships between those inputs, and the categorization by level of the fair value hierarchy for items that are not measured at fair value but for which the fair value is required to be disclosed. These amendments were applied prospectively, effective January 1, 2012, and their application did not have a material effect on the Company’s consolidated financial statements.

Other Comprehensive Income.  In June 2011, the FASB issued ASU 2011-05, Presentation of Comprehensive Income. The ASU increases the prominence of other comprehensive income in financial statements by requiring comprehensive income to be reported in either a single statement or in two consecutive statements which report both net income and other comprehensive income. It eliminates the option to report the components of other comprehensive income in the statement of changes in equity. The ASU was effective for periods beginning January 1, 2012 and required retrospective application. The ASU did not change the components of other comprehensive income, the timing of items reclassified to net income, or the net income basis for income per share calculations. The Company has chosen to present net income and other comprehensive income in a single statement in the accompanying consolidated financial statements. In December 2011, the FASB issued ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. The amendments are being made to allow the Board time to consider whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. Until the Board has reached a resolution, entities are required to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before ASU 2011-05.

Goodwill.  In September 2011, the FASB issued ASU 2011-08, Testing Goodwill for Impairment. The ASU allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Previous guidance required, on an annual basis, testing goodwill for impairment by comparing the fair value of a reporting unit to its carrying amount (including goodwill). As a result of this amendment, an entity will not be required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. The ASU was effective for annual and interim goodwill impairment tests performed for periods beginning January 1, 2012. The adoption of this guidance did not have a material effect on the Company’s consolidated financial statements.

23.               SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The results of operations by quarter for 2012 and 2011 were as follows:

	First	Second	Third	Fourth
Year Ended September 30, 2012	Quarter	Quarter	Quarter	Quarter

Interest income	$14,623,636	$14,010,747	$13,663,082	$13,410,827
Interest expense	2,509,051	2,189,945	2,015,743	1,963,062

Net interest income	12,114,585	11,820,802	11,647,339	11,447,765
Provision for loan losses	3,000,000	5,500,000	3,000,000	2,950,000

Net interest income after loan loss provision	9,114,585	6,320,802	8,647,339	8,497,765

Non-interest income	3,415,425	3,554,725	4,102,096	4,631,462
Non-interest expense	8,131,427	7,941,739	8,790,391	9,327,727

Income before taxes	4,398,583	1,933,788	3,959,044	3,801,500
Income tax expense	1,356,507	564,780	1,212,795	1,129,145

Net income	$3,042,076	$1,369,008	$2,746,249	$2,672,355

Income available to common shares	$2,524,606	$851,149	$2,228,000	$2,541,903

Earnings per common share - basic	$0.24	$0.08	$0.21	$0.24
Earnings per common share - diluted	$0.23	$0.08	$0.20	$0.23

Weighted average common shares outstanding - basic	10,605,620	10,659,123	10,709,072	10,742,660
Weighted average common shares outstanding - diluted	11,004,706	11,132,612	11,121,025	11,019,007

	First	Second	Third	Fourth
Year Ended September 30, 2011	Quarter	Quarter	Quarter	Quarter

Interest income	$17,124,421	$14,817,644	$14,174,594	$14,136,014
Interest expense	3,708,226	3,331,453	3,096,072	2,815,554

Net interest income	13,416,195	11,486,191	11,078,522	11,320,460
Provision for loan losses	4,300,000	3,500,000	4,000,000	3,000,000

Net interest income after loan loss provision	9,116,195	7,986,191	7,078,522	8,320,460

Non-interest income	3,648,171	2,690,864	3,073,936	3,584,834
Non-interest expense	8,301,074	9,208,052	7,885,855	8,889,608

Income before taxes	4,463,292	1,469,003	2,266,603	3,015,686
Income tax expense	1,345,940	402,313	566,349	835,205

Net income	$3,117,352	$1,066,690	$1,700,254	$2,180,481

Income available to common shares	$2,601,425	$550,379	$1,183,558	$1,663,399

Earnings per common share - basic	$0.25	$0.05	$0.11	$0.16
Earnings per common share - diluted	$0.24	$0.05	$0.11	$0.15

Weighted average common shares outstanding - basic	10,507,158	10,532,730	10,558,910	10,574,405
Weighted average common shares outstanding - diluted	10,925,023	10,986,206	11,009,935	10,962,188

24.                    CONDENSED PARENT-COMPANY-ONLY FINANCIAL STATEMENTS.

The following table presents the condensed parent-company-only balance sheets as of September 30, 2012 and 2011, and the condensed parent-company-only statements of income and cash flows of the Company for the years ended September 30, 2012, 2011 and 2010:

Condensed Balance Sheets	2012	2011

ASSETS:
Cash and cash equivalents	$82,678	$119,182
Investment in Bank	133,230,503	136,799,101
Intercompany loan to Bank	4,360,000	3,350,000
Other assets	2,051,521	1,866,536

Total assets	$139,724,702	$142,134,819

LIABILITIES:
Subordinated debentures	$19,589,000	$19,589,000
Dividends payable	1,078,292	1,043,740
Other liabilities	890,238	1,331,893

Total liabilities	21,557,530	21,964,633

STOCKHOLDER’S EQUITY	118,167,172	120,170,186

Total liabilities and stockholder’s equity	$139,724,702	$142,134,819

Condensed Statements of Income	2012	2011	2010

Interest income	$131,051	$69,129	$45,849
Interest expense	541,727	505,889	515,307

Net interest expense	(410,676)	(436,760)	(469,458)

Non-interest income	1,041,468	1,112,099	1,104,379
Non-interest expense	746,278	688,955	551,600

(Loss) income before income taxes and equity in earnings of Bank	(115,486)	(13,616)	83,321

Income tax (benefit) expense	(34,936)	(3,824)	6,084

Net (loss) income before equity in earnings of Bank	(80,550)	(9,792)	77,237

Equity in earnings of Bank	9,910,238	8,074,569	3,215,550

Net income	$9,829,688	$8,064,777	$3,292,787

Income available to common shares	$8,145,658	$5,998,761	$1,232,887

Condensed Statements of Cash Flows	2012	2011	2010

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$9,829,688	$8,064,777	$3,292,787
Adjustments to reconcile net income to net cash from operating activities:
Equity in earnings of Bank	(9,910,238)	(8,074,569)	(3,215,550)
Net change in other assets and liabilities	(592,088)	(319,761)	1,293,313

Net cash (used in) provided by operating activities	(672,638)	(329,553)	1,370,550

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash paid for investment in joint venture	—	—	(12,500)
Dividends received from Bank	13,500,000	6,000,000	1,500,000
(Increase) decrease in intercompany loan	(1,010,000)	(1,450,000)	900,000

Net cash provided by investing activities	12,490,000	4,550,000	2,387,500

CASH FLOWS FROM FINANCING ACTIVITIES:
Equity trust shares purchased, net	—	—	(181,552)
Equity trust shares purchased from Treasury, net	339,517	446,684	—
Proceeds from stock options exercised	503,422	193,955	196,829
Proceeds received from Bank for stock-based compensation	1,357,604	1,009,710	1,290,686
Proceeds from cash received in dividend reinvestment plan	—	—	707,033
Repurchase of preferred stock, net	(6,608,067)	—	—
Repurchase of warrant shares	(1,110,000)	—	—
Dividends paid on common stock	(4,301,725)	(4,177,009)	(4,053,659)
Dividends paid on preferred stock	(1,626,900)	(1,626,900)	(1,626,900)
Common stock issued under employee compensation plan	100,000	99,998	—
Common stock purchased under dividend reinvestment plan	(22,013)	(27,399)	—
Common stock surrendered to satisfy tax withholding obligations of stock-based compensation	(485,704)	(129,387)	(78,374)

Net cash used in financing activities	(11,853,866)	(4,210,348)	(3,745,937)

Net (decrease) increase in cash and cash equivalents	(36,504)	10,099	12,113

Cash and cash equivalents at beginning of year	119,182	109,083	96,970

Cash and cash equivalents at end of year	$82,678	$119,182	$109,083

* * * * *

COMMON STOCK INFORMATION

The common stock of the Company is listed on the NASDAQ Global Select Market under the symbol “PULB.”  As of December 5, 2012, there were approximately 3,208 stockholders of record of the Company, including brokers or other nominees.

The following table sets forth market price and dividend information for the Company’s common stock for fiscal years 2012 and 2011.

			Dividend
	High	Low	Per Share
Fiscal 2012

First Quarter	$7.11	$6.30	$0.095

Second Quarter	$8.02	$6.96	$0.095

Third Quarter	$7.97	$7.02	$0.095

Fourth Quarter	$8.25	$7.31	$0.095

Fiscal 2011

First Quarter	$7.72	$6.75	$0.095

Second Quarter	$7.64	$7.16	$0.095

Third Quarter	$7.63	$7.00	$0.095

Fourth Quarter	$7.48	$6.32	$0.095

DIRECTORS AND OFFICERS

Directors of Pulaski Financial Corp.	Senior Officers of Pulaski Bank

Stanley J. Bradshaw	Gary W. Douglass
Chairman of the Board	Chairman of the Board and
Principal, Bradshaw Capital Management	Chief Executive Officer

William M. Corrigan, Jr.	W. Thomas Reeves
Partner, Armstrong Teasdale LLP	President

Gary W. Douglass	Paul J. Milano
President and Chief Executive Officer	Executive Vice President
Chief Financial Officer, Secretary and Treasurer
Leon A. Felman
Investor in Financial Institutions	Brian J. Björkman
President, Commercial Lending Division
Michael R. Hogan
Retired Chief Administrative Officer	Brian C. Boyles
and Chief Financial Officer of	President, Mortgage Lending Division
Sigma-Aldrich Corporation
Cheri G. Bliefernich
Timothy K. Reeves	Executive Vice President, Banking Operations
President and Owner of
Keenan Properties of St. Louis	James W. Sullivan
Executive Vice President, Corporate Planning and
Sharon A. Tucker	and Analysis
President of Tucker Consultants	Chief Financial Officer of Mortgage Division

Lee S. Wielansky	Michael J. Benney
Chairman and Chief Executive Officer of	Senior Vice President, Chief Information Officer
Midland Development Group, Inc.
Denise K. DeRousse
Senior Officers of Pulaski Financial Corp.	Senior Vice President, Retail Banking Operations

Gary W. Douglass	Paul D. Grosse
President and Chief Executive Officer	Regional President, Commercial Lending

Paul J. Milano	Rita M. Kuster
Executive Vice President	Senior Vice President, Commercial Lending
Chief Financial Officer, Secretary and Treasurer
Wallace D. Niedringhaus
Frank A. Schneider	Senior Vice President, Investment Brokerage
Senior Vice President and Controller
Frank A. Schneider
Senior Vice President and Controller

CORPORATE INFORMATION

Corporate Headquarters

12300 Olive Boulevard

St. Louis, Missouri 63141

314.878.2210

www.pulaskibank.com

Independent Auditors

KPMG LLP

St. Louis, Missouri

General Counsel

King, Krehbiel, & Hellmich, LLC

St. Louis, Missouri

Armstrong Teasdale LLP

St. Louis, Missouri

Special Securities Counsel

Kilpatrick Townsend & Stockton LLP

Washington, D.C.

Stock Transfer Agent

Registrar and Transfer Company

Cranford, New Jersey

800.866.1340

www.rtco.com

ANNUAL MEETING

The annual meeting of the stockholders will be held Thursday, January 31, 2013 at 2:00 p.m., Central Time, at the St. Louis Marriott West, 660 Maryville Centre Drive, St. Louis, Missouri, 63141.