Form 10-K, Exhibit 13
period 2014-09-30
PULASKI FINANCIAL CORP
filed 2014-12-12
CIK 1062438

Exhibit 13.1

Annual Report to Stockholders

Pulaski Financial Corp.
2014 Annual Report

BUSINESS OF THE COMPANY

Pulaski Financial Corp. (the “Company”) is a diversified, community-based, financial institution holding company headquartered in St. Louis, Missouri. We conduct operations primarily through Pulaski Bank, a federally chartered savings bank (“Pulaski” or the “Bank”).  Pulaski Bank provides an array of financial products and services for businesses and consumers primarily through its thirteen full-service offices in the St. Louis metropolitan area and residential mortgage loan production offices in the St. Louis, Kansas City, Chicago, and Denver metropolitan areas, mid-Missouri, southwestern Missouri, eastern Kansas, Omaha, Nebraska, and Council Bluffs, Iowa.

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

SELECTED CONSOLIDATED FINANCIAL INFORMATION

	At or for the Years Ended September 30,
	2014	2013	2012	2011	2010
	(In thousands, except per share amounts)
FINANCIAL CONDITION DATA
Total assets	$1,380,097	$1,275,944	$1,347,517	$1,309,209	$1,452,817
Loans receivable, net	1,110,861	988,668	975,728	1,021,273	1,046,273
Mortgage loans held for sale	58,139	70,473	180,575	100,719	253,578
Cash and cash equivalents	81,549	86,309	62,335	57,071	15,603
Debt and mortgage-backed securities available for sale	28,352	38,691	21,595	14,457	8,001
Debt and mortgage-backed securities held to maturity	13,080	4,520	5,983	9,986	19,142
Capital stock of Federal Home Loan Bank	8,268	4,777	5,559	3,100	9,774
Deposits	1,021,653	1,010,812	1,081,698	1,103,169	1,093,947
Borrowed money	210,940	113,483	109,981	48,356	202,256
Subordinated debentures	19,589	19,589	19,589	19,589	19,589
Stockholders’ equity — preferred	—	17,310	24,976	31,527	31,088
Stockholders’ equity — common	112,116	98,748	93,191	88,643	85,265

OPERATING DATA
Interest and dividend income	$47,427	$51,614	$55,708	$60,253	$65,104
Interest expense	5,230	6,445	8,678	12,951	18,392
Net interest income	42,197	45,169	47,030	47,302	46,712
Provision for loan losses	1,210	12,090	14,450	14,800	26,064
Net interest income after provision for loan losses	40,987	33,079	32,580	32,502	20,648
Total non-interest income	9,542	18,770	15,704	12,998	14,840
Total non-interest expense	34,263	37,243	34,191	34,285	31,936
Income before income taxes	16,266	14,606	14,093	11,215	3,552
Income taxes	5,233	4,797	4,263	3,150	259
Net income	11,033	9,809	9,830	8,065	3,293
(Premium) benefit from repurchase of preferred stock	(27)	22	364	—	—
Preferred stock dividends declared and discount accretion	(783)	(1,542)	(2,048)	(2,066)	(2,060)
Income available to common shares	$10,223	$8,289	$8,146	$5,999	$1,233

COMMON SHARE DATA
Basic earnings per common share	$0.92	$0.76	$0.76	$0.57	$0.12
Diluted earnings per common share	$0.88	$0.74	$0.74	$0.55	$0.12
Dividends declared per common share	$0.38	$0.38	$0.38	$0.38	$0.38
Book value per common share	$9.31	$8.65	$8.21	$8.07	$7.87
Weighted average common shares — basic	11,155	10,892	10,679	10,543	10,381
Weighted average common shares — diluted	11,570	11,133	10,994	10,988	10,627
Common shares outstanding at end of period	12,036	11,419	11,346	10,987	10,838

	At or for the Years Ended September 30,
	2014	2013	2012	2011	2010

KEY OPERATING RATIOS
Return on average assets	0.87%	0.75%	0.75%	0.58%	0.24%
Return on average total equity	9.72%	8.04%	7.93%	6.73%	2.80%
Return on average common equity	9.80%	8.42%	8.75%	6.77%	1.42%
Interest rate spread	3.44%	3.59%	3.71%	3.51%	3.34%
Net interest margin	3.54%	3.71%	3.86%	3.67%	3.54%
Efficiency ratio	66.21%	58.28%	54.48%	56.87%	52.12%
Dividend payout ratio	43.18%	51.35%	51.35%	69.09%	316.67%
Non-interest expense to average assets	2.69%	2.87%	2.61%	2.49%	2.30%
Average interest-earning assets to average interest-bearing liabilities	123.09%	122.83%	120.89%	115.75%	114.41%
Average total equity to average total assets	8.90%	9.38%	9.48%	8.69%	8.46%
Allowance for loan losses to total loans receivable at end of year	1.42%	1.82%	1.73%	2.46%	2.52%
Allowance for loan losses to non-performing loans	59.24%	66.31%	36.05%	48.17%	45.29%
Net charge-offs to average outstanding loans receivable during the year	0.34%	1.08%	2.26%	1.51%	1.76%
Non-performing assets to total assets	2.37%	2.66%	4.56%	5.51%	5.13%

OTHER DATA
Number of:
Full-time equivalent employees	441	454	416	410	457
Full-service offices	13	13	13	13	12
Residential mortgage loan production offices	20	19	14	6	6

REGULATORY CAPITAL RATIOS (1)
Tier 1 leverage ratio	9.70%	10.05%	9.63%	10.18%	9.02%
Tier 1 risk-based capital ratio	12.20%	12.77%	12.33%	12.34%	11.13%
Total risk-based capital	13.46%	14.03%	13.58%	13.59%	12.39%

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

Management’s ability to predict results or the effect of future plans or strategies is inherently uncertain.  Factors that could affect actual results include market interest rates and interest rate trends, the general economic climate in the market areas in which we operate, as well as nationwide, our ability to control costs and expenses, products and pricing offered by competitors, demand for mortgage loan products and pricing by our secondary market loan investors, loan delinquency rates, demand for loans and deposits, changes in the quality or composition of our loan portfolio, changes in accounting principles and changes in federal and state legislation and regulation.  Additional factors that may affect our results are discussed in the section titled “Risk Factors” in our annual report on Form 10-K and in other reports filed with the Securities and Exchange Commission.  These factors should be considered in evaluating the forward-looking statements and undue reliance should not be placed on such statements.  We assume no obligation to update any forward-looking statements.

PULASKI’S COMMUNITY BANKING STRATEGY

Our community banking strategy is centered on building long-term relationships with small- to medium-sized businesses and retail customers and emphasizes high-quality, responsive and personalized customer service.  Pulaski has a 92-year history of serving many St. Louis neighborhoods and has positioned itself to be a “True Community Bank” to metropolitan St. Louis.  Our strategy has enabled us to capture a 1.08% share of the $93.4 billion St. Louis deposit market at June 30, 2014, as reported by the Federal Deposit Insurance Corporation.  Pulaski Bank maintains the sixteenth largest deposit market share out of 138 financial institutions in the St. Louis metropolitan area.

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

Commercial Banking Services.  Our commercial banking services are centered on serving small- to medium-sized businesses and the Company’s operations in the St. Louis market continue to be driven by its staff of experienced commercial bankers and the commercial banking relationships they generate.  Our commercial loan portfolio includes permanent mortgage loans secured by owner and non-owner occupied commercial and multi-family residential real estate, commercial and industrial loans, and to a much lesser extent, commercial and multi-family construction loans and land acquisition and development loans.

Commercial loan originations totaled $502.5 million during the year ended September 30, 2014 compared with $491.4 million in fiscal 2013.  Commercial and multi-family real estate loans increased $48.6 million, or 14.0%, to $396.6 million at September 30, 2014 compared with $348.0 million at September 30, 2013.  Real estate construction and development loans increased $26.2 million, or 127.6%, to $46.8 million at September 30, 2014 compared with $20.5 million at September 30, 2013. The increases were generally due to an increase in market demand for these types of products during fiscal 2014 combined with an increase in the number of commercial loan officers compared with last year.  Commercial and industrial loans increased $9.0 million, or 4.0%, to $235.3 million at September 30, 2014 compared with $226.3 million at September 30, 2013.  New commercial and industrial loan originations totaling approximately $53.9 million during the year ended September 30, 2014 were mostly offset by payments and payoffs received on existing loans.  Commercial and industrial loans generally have shorter maturities than other loans in the commercial loan portfolio and the competition for such loans in the Company’s market area remains intense, making growth in this type of loans difficult.  Partially offsetting these increases was a $3.4 million, or 8.4%, decrease in land acquisition and development loans to $37.1 million at September 30, 2014 compared with $40.4 million at September 30, 2013.  Given the increased level of risk associated with certain types of commercial real estate lending created by the weakened economic climate, the Company substantially deemphasized land acquisition and development lending in recent years.

Our commercial loan customers are also among the best sources of core deposit accounts.  Commercial checking and money market demand accounts totaled $217.1 million, or 21.2% of total deposits, at September 30, 2014 compared with $192.7 million, or 19.1% of total deposits, at September 30, 2013.

Retail Mortgage Lending.  The Company originates conforming, residential mortgage loans directly through commission-based sales staffs in the St. Louis, Kansas City, Chicago and Denver metropolitan areas, mid-Missouri, southwestern Missouri, Wichita, Kansas, Omaha, Nebraska, and Council Bluffs, Iowa. We are a leading mortgage originator in the St. Louis and Kansas City markets, and have successfully leveraged our reputation for strength and quality customer service with our staff of experienced mortgage loan officers who have strong community relationships.  Substantially all of the loans originated in the retail mortgage division are one- to four-family residential loans secured by properties in our market areas that are sold to investors on a “best-efforts,” servicing-released basis.  Such sales generate mortgage revenues, which is one of the Company’s largest sources of non-interest income.  In addition, loans that are closed and held pending their sale to investors provide a valuable source of interest income until they are sold.

The following is a quarterly summary by purpose of the principal balance of residential first mortgage loans originated for sale to investors during the years ended September 30, 2014 and 2013.

	2014			2013
	Mortgage	Home		Mortgage	Home
	Refinancings	Purchases	Total	Refinancings	Purchases	Total
	(In thousands)
First quarter	$29,996	$136,423	$166,419	$230,399	$149,241	$379,640
Second quarter	24,376	98,065	122,441	186,515	123,009	309,524
Third quarter	28,212	186,716	214,928	133,380	224,655	358,035
Fourth quarter	37,657	197,096	234,753	44,144	202,571	246,715
Total	$120,241	$618,300	$738,541	$594,438	$699,476	$1,293,914

The higher level of market interest rates during fiscal 2014 significantly diminished the industry-wide consumer demand for loans to refinance existing mortgages.  Loans originated to refinance existing mortgages totaled $120.2 million, or 16.3% of total loans originated for sale, for the year ended September 30, 2014 compared with $594.4 million, or 45.9% of total loans originated for sale, for the same period last year.  In addition, the weak housing market continued to dampen the level of consumer demand for loans to finance the purchase of homes.  Consumer demand for loans to finance home purchases is dependent on a number of factors that are not within the Company’s control, including general economic conditions, the level of market interest rates and the supply of homes for sale on the market.  Loans originated to finance the purchase of homes totaled $618.3 million for the year ended September 30, 2014 compared with $699.5 million for the same period last year.

The following is a quarterly summary of the principal balance of residential first mortgage loans sold to investors and the related mortgage revenues generated by such sales for the years ended September 30, 2014 and 2013.

	2014			2013
			Net			Net
	Loans	Mortgage	Profit	Loans	Mortgage	Profit
	Sold	Revenues	Margin	Sold	Revenues	Margin
	(Dollars in thousands)
First quarter	$179,919	$1,033	0.57%	$367,388	$2,988	0.81%
Second quarter	136,231	507	0.37%	349,870	3,148	0.90%
Third quarter	188,431	1,245	0.66%	354,544	3,444	0.97%
Fourth quarter	237,043	1,133	0.48%	323,979	2,752	0.85%
Total	$741,624	$3,918	0.53%	$1,395,781	$12,332	0.88%

We sold $741.6 million of residential loans to investors during the year ended September 30, 2014, which generated mortgage revenues totaling $3.9 million, compared with $1.40 billion of loans sold, which generated $12.3 million of revenues for the year ended September 30, 2013.  The net profit margin on loans sold decreased to 0.53% during the year ended September 30, 2014 compared with 0.88% during 2013.   The lower net profit margins realized during fiscal 2014 were primarily the result of proportionately higher direct origination costs and, to a lesser extent, market-driven decreases in selling prices realized from the Company’s loan investors.

Mortgage revenues were reduced by charges to earnings totaling $350,000 and $951,000 during the years ended September 30, 2014 and 2013, respectively, for estimated liabilities due to the Company’s loan investors under contractual obligations related to loans that were previously sold and became delinquent or defaulted or were determined to contain certain documentation or other underwriting deficiencies.  Refer to Note 10 of Notes to the Consolidated Financial Statements for a discussion of the Company’s treatment of and activity in the estimated liability.  We generally do not sell loans directly to government-sponsored enterprises, but rather to large national seller/servicers on a servicing-released basis.  The Company’s loans originated for sale are primarily made to our customers within our market areas and are underwritten according to government agency and investor standards.  In addition, all loans sold to our investors are subject to stringent quality control reviews by such investors before the purchases are funded.  As a result, we have been successful in defending and resolving a large number of recent repurchase demands.

Another important source of revenue generated by our mortgage banking operation is interest income on mortgage loans that are held for sale pending delivery to our loan investors.  Because such loans are generally held for short periods of time pending delivery to such investors, we are able to fund them with short-term, low-cost funding sources, which generally results in interest-rate spreads higher than other interest-earning assets held by the Company.  Interest income on loans held for sale decreased 57.5% to $2.2 million for the year ended September 30, 2014 compared with $5.2 million last year.  The decrease was due to a 84 basis point increase in the average yield resulting from higher market interest rates, more than offset by a $100.5 million decrease in the average balance resulting from the decreased loan origination activity.  Loan sales during the year ended September 30, 2014 exceeded loan originations resulting in a $12.3 million, or 17.5%, decrease in mortgage loans held for sale to $58.1 million at September 30, 2014 from $70.5 million at September 30, 2013.

Although we primarily originate residential mortgage loans for sale to investors, we have historically retained a certain number of loans in portfolio, consisting of first mortgage, second mortgage and home equity lines of credit, which are revolving lines of credit secured by residential real estate.  However, over the past several years, we have repeatedly tightened our underwriting standards in response to the prevailing economic conditions and have de-emphasized second mortgage and home equity lending.  In addition, the low interest rate environment that has existed over the past several years has significantly diminished the demand for variable-rate first mortgage loans, which were generally our primary portfolio product in prior periods.  In 2014, the Company was successful in marketing two “niche” adjustable-rate residential first mortgage loan products to customers primarily in its St. Louis, Kansas City and Omaha markets.  As a result, the balance of residential first mortgage loans increased $61.0 million, or 28.7%, to $273.4 million at September 30, 2014 compared with $212.4 million at September 30, 2013.  The balances of residential second mortgage and home equity lines of credit decreased $3.7 million and $20.7 million, respectively, to $39.6 million and $90.2 million at September 30, 2014 compared with $43.2 million and $110.9 million, respectively, at September 30, 2013.

Retail Banking Services.  We consider demand deposits, which include checking, money market and savings accounts, to be “core” deposits because they allow us to establish banking relationships with our customers that are not entirely dependent upon interest rates paid.  Such deposits provide a stable funding source for the Bank’s asset growth and produce valuable fee income.  Core deposits are received from local retail customers, commercial customers and municipal or other public entities.  Growth of relationship-based core deposits continues to be one of our primary, long-term strategic objectives.  Our approach to attracting deposits involves three key components:  providing excellence in customer service, best-in-class products and convenient banking locations.  Enhancing our ability to attract depositors, we offer our customers the ability to receive FDIC deposit insurance on their balances in excess of the standard amount of $250,000 per depositor through our participation in the Promontory Interfinancial Network (“Promontory”) Certificate of Deposit Account Registry Service (“CDARS”).  This product enables our customers to receive FDIC insurance on their account balances up to $50 million.  We offer similar “reciprocal” arrangements on money market deposit accounts through Promontory.  These accounts are offered directly to the Bank’s customers in its St. Louis market.

Total deposits increased 1.1%, or $10.8 million, to $1.02 billion at September 30, 2014 compared with $1.01 billion at September 30, 2013 as the result of increases in demand deposits received from our local customers and certificates of deposit obtained from national brokers, partially offset by a decrease in certificates of deposit obtained from our local customers.  Total demand deposits increased $7.2 million to $659.1 million at September 30, 2014 compared with $652.2 million at September 30, 2013.  Certificates of deposit obtained from national brokers increased to $44.1 million at September 30, 2014.  Such deposits were primarily used to fund the decrease in higher-costing certificates of deposit obtained from retail customers.  There were no such deposits at September 30, 2013.  Refer to Liquidity Risk for a discussion of our use of brokered certificates of deposit.  Certificates of deposit obtained from our local customers decreased $40.5 million to $318.1 million at September 30, 2014 compared with $358.6 million at September 30, 2013 as we focused on reducing the level of higher cost deposits to customers who had no other banking relationships with us.  The weighted average interest rates on total demand deposits and total certificates of deposit at September 30, 2014 were 0.13% and 0.59%, respectively, compared with 0.13% and 0.77%, respectively, at September 30, 2013.  As the result of the shift in the mix of deposits and lower market interest rates paid on maturing certificates of deposit, the weighted average interest rate on total deposits at September 30, 2014 decreased to 0.29% compared with 0.35% at September 30, 2013.

Deposits received from our retail customers continue to be our largest source of deposits.  However, we have also concentrated on attracting deposits from commercial customers and municipal or other public entities in recent years.  The interest rates paid on such deposits are typically lower than the rates paid on retail deposits.  In addition, such deposits generally provide a stable source of fee income.  The balance of deposits from retail customers decreased 6.2%, or $41.2 million, to $622.2 million at September 30, 2014 compared with $663.3 million at September 30, 2013, primarily due to a $41.2 million decrease in retail certificates of deposit.  The average interest rate paid on retail deposits at September 30, 2014 was 0.37% compared with 0.47% at September 30, 2013.  The balance of deposits from commercial customers increased $23.8 million, or 11.0%, to $240.5 million at September 30, 2014 compared with $216.7 million at September 30, 2013.  The increase in commercial deposits was primarily the result of normal activity within existing customer accounts as these companies managed their cash needs.  The average interest rate paid on commercial deposits at September 30, 2014 was 0.11% compared with 0.10% at September 30, 2013.  The balance of deposits from municipal and other public entities decreased $15.3 million, or 12.1%, to $110.8 million at September 30, 2014 compared with $126.1 million at September 30, 2013.  The decrease in municipal and public entity deposits was the result of outflows of funds to other financial institutions paying higher rates combined with normal activity in such accounts.  The average interest rate paid on municipal and public entity deposits at September 30, 2014 was 0.22% compared with 0.21% at September 30, 2013.

Retail banking fees, which include fees charged to customers who have overdrawn their checking accounts and service charges on other banking products, totaled $4.3 million for the year ended September 30, 2014 compared with $4.2 million in 2013.

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

	Years Ended September 30,
	2014			2013			2012
		Interest			Interest			Interest
	Average	and	Yield/	Average	and	Yield/	Average	and	Yield/
	Balance	Dividends	Cost	Balance	Dividends	Cost	Balance	Dividends	Cost
	(Dollars in thousands)
Interest-earning assets:
Loans receivable: (1)
Residential real estate	$249,946	$11,597	4.64%	$226,333	$11,797	5.21%	$244,076	$13,548	5.55%
Commercial	700,254	29,287	4.18%	648,883	29,367	4.53%	614,791	30,455	4.95%
Home equity lines of credit	101,428	3,898	3.84%	128,723	4,837	3.76%	160,141	5,883	3.67%
Consumer	2,081	40	1.94%	2,046	43	2.14%	2,431	75	3.05%
Total loans receivable	1,053,709	44,822	4.25%	1,005,985	46,044	4.58%	1,021,439	49,961	4.89%
Mortgage loans held for sale	51,838	2,195	4.23%	152,340	5,170	3.39%	146,269	5,338	3.65%
Securities and other	85,832	410	0.48%	58,745	400	0.68%	51,548	409	0.79%
Total interest-earning assets	1,191,379	47,427	3.98%	1,217,070	51,614	4.24%	1,219,256	55,708	4.57%

Non-interest-earning assets	83,341			83,536			88,681
Total assets	$1,274,720			$1,300,606			$1,307,937

Interest-bearing liabilities:
Interest-bearing checking	$245,485	406	0.17%	$261,178	476	0.18%	$305,525	1,180	0.39%
Savings	41,649	70	0.17%	38,874	70	0.18%	36,689	81	0.22%
Money market	212,315	662	0.31%	182,834	517	0.28%	163,222	822	0.50%
Certificates of deposit	340,949	2,376	0.70%	416,355	3,902	0.94%	431,627	5,110	1.18%
Total interest-bearing deposits	840,398	3,514	0.42%	899,241	4,965	0.55%	937,063	7,193	0.77%
Borrowed money	107,940	1,220	1.13%	72,032	971	1.35%	51,901	943	1.82%
Subordinated debentures	19,589	496	2.53%	19,589	509	2.60%	19,589	542	2.77%
Total interest-bearing liabilities	967,927	5,230	0.54%	990,862	6,445	0.65%	1,008,553	8,678	0.86%

Non-interest-bearing liabilities:
Non-interest-bearing deposits	180,896			172,814			160,331
Other non-interest-bearing liabilities	12,410			14,909			15,057
Total non-interest-bearing liabilities	193,306			187,723			175,388

Stockholders’ equity	113,487			122,021			123,996

Total liabilities and stockholders’ equity	$1,274,720			$1,300,606			$1,307,937

Net interest income		$42,197			$45,169			$47,030

Interest rate spread (2)			3.44%			3.59%			3.71%

Net interest margin (3)			3.54%			3.71%			3.86%

Ratio of average interest-earning assets to average interest-bearing liabilities	123.09%			122.83%			120.89%

(1) Include non-accrual loans with an average balance of $27.9 million, $38.8 million and $50.9 million for the fiscal years ended September 30, 2014, 2013 and 2012, respectively.

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

	2014 Compared to 2013			2013 Compared to 2012
	Increase (Decrease) Due to			Increase (Decrease) Due to
	Rate	Volume	Net	Rate	Volume	Net
	(In thousands)
Interest-earning assets:
Loans receivable:
Residential real estate	$(1,361)	$1,161	$(200)	$(801)	$(950)	$(1,751)
Commercial	(2,339)	2,259	(80)	(2,699)	1,611	(1,088)
Home equity lines of credit	101	(1,040)	(939)	140	(1,186)	(1,046)
Consumer	(4)	1	(3)	(21)	(11)	(32)
Total loans receivable	(3,603)	2,381	(1,222)	(3,381)	(536)	(3,917)
Mortgage loans held for sale	1,048	(4,023)	(2,975)	(386)	218	(168)
Securities and other	(20)	30	10	19	(28)	(9)

Total net change in income on interest-earning assets	(2,575)	(1,612)	(4,187)	(3,748)	(346)	(4,094)

Interest-bearing liabilities:
Interest-bearing checking	(33)	(37)	(70)	(555)	(149)	(704)
Savings	(5)	5	—	(16)	5	(11)
Money market	57	88	145	(394)	89	(305)
Certificates of deposit	(892)	(634)	(1,526)	(1,029)	(179)	(1,208)
Total interest-bearing deposits	(873)	(578)	(1,451)	(1,994)	(234)	(2,228)
Borrowed money	(177)	426	249	(281)	309	28
Subordinated debentures	(13)	—	(13)	(33)	—	(33)

Total net change in expense on interest-bearing liabilities	(1,063)	(152)	(1,215)	(2,308)	75	(2,233)

Net change in net interest income	$(1,512)	$(1,460)	$(2,972)	$(1,440)	$(421)	$(1,861)

COMPARISON OF OPERATING RESULTS FOR THE

YEARS ENDED SEPTEMBER 30, 2014 AND 2013

OVERVIEW

Net income for the year ended September 30, 2014 was $11.0 million compared to $9.8 million for the year ended September 30, 2013.  Net income available to common shares for the year ended September 30, 2014 was $10.2 million, or $0.88 per diluted common share on 11.6 million average diluted shares outstanding, compared with net income available to common shares of $8.3 million, or $0.74 per diluted share on 11.1 million average diluted shares outstanding during the year ended September 30, 2013.  Reducing net income available to common shares were dividends and discount accretion on the Company’s preferred stock, net of the benefit from the repurchase of a portion of the preferred stock, totaling $783,000, or $0.07 per diluted common share for the year ended September 30, 2014 compared with $1.5 million, or $0.14 per diluted common share for the year ended September 30, 2013.  The lower level of dividends and discount accretion during 2014 resulted from the Company’s repurchases and redemptions of preferred stock with par value totaling $17.4 million during the year ended September 30, 2014 compared with $8.0 million during the year ended September 30, 2013.

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

Net interest income decreased $3.0 million to $42.2 million for the year ended September 30, 2014 compared with $45.2 million for the year ended September 30, 2013 as the result of decreases in the net interest margin and the average balance of interest-earning assets.  The net interest margin decreased to 3.54% in 2014 compared with 3.71% in 2013 as a result of a market-driven decrease in the average yield on loans receivable, partially offset by a decrease in the average cost of funds as a result of lower market interest rates and a change in the composition of deposits.

Total interest and dividend income decreased $4.2 million to $47.4 million for the year ended September 30, 2014 compared with $51.6 million for the year ended September 30, 2013 due to a decline in the average yield, and to a lesser extent, a decline in the average balance of interest-earning assets.  The average yield on interest-earning assets decreased from 4.24% for the year ended September 30, 2013 to 3.98% for the year ended September 30, 2014 and the average balance decreased $25.7 million to $1.19 billion the year ended September 30, 2014.  The decrease in the average yield was primarily due to the market driven decline in the average yield on loans receivable partially offset by an increase in the average yield for loans held for sale.  The decrease in the average balance was primarily due to a decrease in the average balance of loans held for sale partially offset by increases in the average balances of loans receivable and other interest-earning assets.  The average balance of loans receivable increased $47.7 million to $1.05 billion for the year ended September 30, 2014.  The average balance of residential mortgage loans increased $23.6 million and the average balance of commercial loans increased $51.4 million.  These increases were partially offset by a decline of $27.3 million in the average balance of home equity lines of credit.  The average balance of loans held for sale decreased $100.5 million and the average balance of all other interest earning assets increased $27.1 million.  See Primary Business Lines for a discussion of the Company’s lending activity.

Total interest expense decreased $1.2 million to $5.2 million for the year ended September 30, 2014 compared with $6.4 million for the year ended September 30, 2013 due primarily to a market-driven decline in the average cost of funds from 0.65% for 2013 to 0.54% for 2014 and a change in the composition of deposits.  The Company primarily funds its assets with savings deposits from its local customers, which typically carry a lower cost than most of the Company’s wholesale funding sources.  This funding source was supplemented with wholesale funds, consisting of advances from the FHLB and certificates of deposit obtained from national brokers, and also with retail repurchase agreements received from the Bank’s customers.  See Liquidity Risk for a discussion of the Company’s funding practices.

Interest expense on deposits decreased $1.5 million, or 29.2%, to $3.5 million for the year ended September 30, 2014 compared with $5.0 million for the year ended September 30, 2013 primarily as the result of a market-driven decrease in the average cost, and to a lesser extent, a decrease in the average balance.  The average cost decreased to 0.42% in 2014 from 0.55% in 2013.  The average balance of interest-bearing deposits decreased to $840.4 million for the year ended September 30, 2014 from $899.2 million for the year ended September 30, 2013 primarily due to the decreases in certificates of deposit and interest-bearing checking accounts.  See Primary Business Lines for a discussion of activity in deposits.

Interest expense on borrowed money increased $249,000, or 25.7%, to $1.2 million for the year ended September 30, 2014 compared with $970,000 for the year ended September 30, 2013 as the result of an increase in the average balance partially offset by a decrease in the average cost.  The average balance increased to $107.9 million for the year ended September 30, 2014 from $72.0 million for the year ended September 30, 2013 due to the receipt in January 2014 of the proceeds from a $10.0 million term loan that were used to finance the repurchase of outstanding shares of the Company’s preferred stock and additional borrowings used to partially fund deposit outflows.  The average cost decreased from 1.35% to 1.13% during the same periods, respectively, primarily as the result of lower market interest rates during 2014.

PROVISION FOR LOAN LOSSES

The provision for loan losses for the year ended September 30, 2014 was $1.2 million compared with $12.1 million for the same period a year ago.  See Non-Performing Assets and Allowance for Loan Losses for a discussion of activity in the allowance for loan losses.

NON-INTEREST INCOME

Total non-interest income decreased $9.2 million, or 49.2%, to $9.5 million for the year ended September 30, 2014 compared with $18.8 million for the year ended September 30, 2013 primarily as the result of a decrease in mortgage revenues and, to a much lesser extent, a decrease in investment brokerage revenues.

Mortgage revenues decreased 68.2% to $3.9 million for the year ended September 30, 2014 compared with $12.3 million for the year ended September 30, 2013 as the result of a decrease in the volume of loans sold combined with lower net profit margins.  See Primary Business Lines for a discussion of the Company’s mortgage-banking activities.

Investment brokerage revenues decreased 83.2% to $164,000 for the year ended September 30, 2014 compared with $974,000 for the same period a year ago.  The Company operated an investment brokerage division whose operations consisted principally of brokering fixed income securities from wholesale brokerage houses to community banks, municipalities and individual investors.  Revenues were generated on trading spreads and fluctuated with changes in customer demand, trading volumes and market interest rates.  The Company saw a decrease in securities sales volumes during fiscal 2014 compared with fiscal 2013 as a result of weakened market demand for fixed-income investment products in the midst of the lower interest rate environment.  Because of the decreased demand for these products, the Company ceased the operation of the investment brokerage division during the quarter ended March 31, 2014.

NON-INTEREST EXPENSE

Total non-interest expense decreased $3.0 million, or 8.0%, to $34.3 million for the year ended September 30, 2014 compared with $37.2 million for the year ended September 30, 2013.  Significant changes in the components of non-interest expense are discussed below.

Salaries and employee benefits expense remained constant at $17.7 million for each of the years ended September 30, 2014 and 2013.  Reducing compensation expense for 2014 was the reversal of $488,000 in compensation expense recorded in prior years for bonuses and restricted stock awards related to certain former mortgage division employees that were determined to no longer be payable to such employees.  Excluding this amount, salaries and employee benefits expense increased $455,000, or 2.6%, for the year ended September 30, 2014 compared with the same period last year.  Such increase was generally the result of increased commercial loan staffing levels partially offset by lower incentive compensation accruals.

Occupancy, equipment and data processing expense increased $704,000, or 7.0%, to $10.8 million for the year ended September 30, 2014 from $10.1 million for the year ended September 30, 2013.  The increase was primarily related to additional expenses related to the addition of new mortgage loan origination offices and expenses related to the enhancement of certain capabilities of the Bank’s data processing systems.

Professional services expense decreased $255,000, or 10.1%, to $2.3 million for the year ended September 30, 2014 compared with $2.5 million for the year ended September 30, 2013.  The Company experienced a higher level of professional recruiting fees incurred in fiscal 2013 related to the hiring of certain key loan production personnel.  The Company also experienced a higher level of legal and accounting fees incurred in fiscal 2013 related to its “At the Market Offering” of common stock.  See Note 14 of Notes to the Consolidated Financial Statements.  In addition, the Company experienced a lower level of legal fees incurred during 2014 related to loan collection efforts as the result of improving credit quality.

FDIC deposit insurance premium expense decreased $161,000, or 12.8%, to $1.1 million for the year ended September 30, 2014 compared with $1.3 million for the year ended September 30, 2013 as the result of a reduction in the Bank’s assessment rate during the quarter ended March 31, 2013 combined with a decrease in the Bank’s average total assets from the prior year.

Real estate foreclosure (recoveries) losses and expense, net decreased $2.5 million, or 114.7%, to a net recovery of $324,000 for the year ended September 30, 2014 compared with net expense of $2.2 million for the year ended September 30, 2013.  See Non-Performing Assets and Allowance for Loan Loss for a discussion of the Company’s activity in real estate acquired through foreclosure.

Other noninterest expense decreased $749,000, or 34.7%, to $1.4 million for the year ended September 30, 2014 compared with $2.2 million for the year ended September 30, 2013. Other noninterest expense for fiscal 2013 included $341,000 of expenses related to two legal settlements.

INCOME TAXES

Income tax expense increased from $4.8 million for the year ended September 30, 2013 to $5.2 million for the year ended September 30, 2014.  The effective tax rate remained almost constant at 32.17% in fiscal 2014 compared with 32.84% in fiscal 2013.  The effective tax rates differed from the combined federal and state statutory rates primarily as the result of non-taxable income related to bank-owned life insurance and tax-exempt interest income on certain loans receivable.  See Note 11 of Notes to the Consolidated Financial Statements.

NON-PERFORMING ASSETS AND ALLOWANCE FOR LOAN LOSSES

Non-performing assets at September 30, 2014 and 2013 are summarized below.  The balances of non-performing loans represent the unpaid principal balances, net of amounts charged off. The balances of real estate acquired in settlement of loans are net of amounts charged off and any related valuation allowances.

	September 30,	September 30,
	2014	2013
NON-ACCRUAL LOANS: (1)
Single-family residential loans:
Residential first mortgage	$4,026,180	$5,334,585
Residential second mortgage	353,437	442,174
Home equity lines of credit	1,479,089	2,123,714
Total single-family residential loans	5,858,706	7,900,473
Commercial loans:
Commercial and multi-family real estate	456,668	1,774,172
Real estate construction and development	3,734,427	—
Commercial and industrial	348,108	—
Total commercial loans	4,539,203	1,774,172
Consumer and installment	—	78,158
Total non-accrual loans	10,397,909	9,752,803
NON-ACCRUAL TROUBLED DEBT RESTRUCTURINGS:
Current under restructured terms:
Single-family residential loans:
Residential first mortgage	4,667,707	5,169,173
Residential second mortgage	1,125,434	904,338
Home equity lines of credit	741,374	497,852
Total single-family residential loans	6,534,515	6,571,363
Commercial loans:
Commercial and multi-family real estate	3,334,541	2,585,133
Land acquisition and development	—	42,644
Real estate construction and development	—	23,134
Commercial and industrial	1,102,162	2,054,831
Total commercial loans	4,436,703	4,705,742
Consumer and installment	14,122	27,988
Total current troubled debt restructurings	10,985,340	11,305,093
Past due under restructured terms:
Single-family residential loans:
Residential first mortgage	3,476,743	3,974,113
Residential second mortgage	483,094	155,237
Home equity lines of credit	394,946	177,501
Total single-family residential loans	4,354,783	4,306,851
Commercial loans:
Commercial and multi-family real estate	668,555	1,652,377
Land acquisition and development	38,250	—
Real estate construction and development	39,234	18,957
Commercial and industrial	488,186	571,719
Total commercial loans	1,234,225	2,243,053
Total past due troubled debt restructurings	5,589,008	6,549,904
Total non-accrual troubled debt restructurings	16,574,348	17,854,997
Total non-performing loans	26,972,257	27,607,800
REAL ESTATE ACQUIRED IN SETTLEMENT OF LOANS:
Residential real estate	2,631,441	3,019,237
Commercial real estate	3,170,813	3,375,475
Total real estate acquired in settlement of loans	5,802,254	6,394,712
Total non-performing assets	$32,774,511	$34,002,512

Ratio of non-performing loans to total loans receivable	2.40%	2.75%
Ratio of non-performing assets to total assets	2.37%	2.66%
Ratio of allowance for loan losses to non-performing loans	59.24%	66.31%
Excluding troubled debt restructurings that are current under restructured terms and related allowance for loan losses:
Ratio of non-performing loans to total loans receivable	1.42%	1.62%
Ratio of non-performing assets to total assets	1.58%	1.78%
Ratio of allowance for loan losses to non-performing loans	97.06%	106.56%

(1) Amounts do not include troubled debt restructurings that are on a non-accrual basis.

Non-performing assets decreased $1.2 million to $32.8 million at September 30, 2014 compared with $34.0 million at September 30, 2013 as a result of a $1.3 million decrease in non-accrual troubled debt restructurings and a $592,000 decrease in real estate acquired through foreclosure partially offset by $645,000 increase in non-accrual loans.

Loans are placed on non-accrual status when, in the opinion of management, the ultimate collectability of interest or principal is no longer probable.  Management considers many factors before placing a loan on non-accrual status, including the overall financial condition of the borrower, the progress of management’s collection efforts and the value of the underlying collateral.  Refer to Note 4 of Notes to the Consolidated Financial Statements for a discussion of the Company’s treatment of non-accrual interest.  Non-accrual loans increased to $10.4 million at September 30, 2014 compared with $9.8 million at September 30, 2013, primarily as the result of a $2.8 million increase in non-accrual commercial loans partially offset by a $2.0 million decrease in non-accrual residential real estate loans.

Non-accrual residential real estate loans decreased $2.0 million to $5.9 million at September 30, 2014 compared with $7.9 million at September 30, 2013 primarily as the result of a decrease in loans that were 90 days or more past due.  Management determined that collection of the interest on such loans was not probable based on the borrower’s deteriorated financial condition.

Non-accrual commercial loans increased $2.8 million to $4.5 million at September 30, 2014 compared with $1.8 million at September 30, 2013.  The increase was primarily due to a $3.7 million increase in non-accrual land and acquisition loans partially offset by a $1.3 million decrease in non-accrual commercial and multi-family real estate loans.  The increase in non-accrual land and acquisition loans resulted from the classification as non-accrual during fiscal 2014 of a $3.7 million loan, net of partial charge-offs totaling $853,000, secured by land under development in the St. Louis metropolitan area because of the borrowers’ weakened financial condition.  The decrease in non-accrual commercial and multi-family real estate loans was primarily due to the foreclosure during 2014 on a loan secured by commercial-use land in the St. Louis metropolitan area with a carrying value, net of partial charge-offs totaling $529,000, of $2.2 million.  The loan had been on the Company’s list of adversely classified loans for several quarters.

A loan is classified as a troubled debt restructuring if the Company, for economic or legal reasons related to the borrower’s financial difficulties, grants a concession to the borrower that it would not otherwise consider.  Refer to Note 4 of Notes to the Consolidated Financial Statements for a discussion of the Company’s treatment of troubled debt restructurings.  Total non-accrual troubled debt restructurings decreased $1.3 million to $16.6 million at September 30, 2014 compared with $17.9 million at September 30, 2013 primarily due to a decrease in restructured commercial loans.

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

Non-accrual restructured residential loans totaled $10.9 million at September 30, 2014 and 2013.  During the years ended September 30, 2014 and 2013, the Company restructured $4.3 million and $4.0 million, respectively, of loans to troubled residential borrowers and returned $2.7 million and $11.2 million, respectively, of previously restructured residential loans to accrual status as the result of the borrowers’ favorable performance history since restructuring.  Increasing non-accrual restructured residential loans during fiscal 2014 and 2013 were $3.0 million and $3.0 million, respectively, of restructured residential loans that had been returned to performing status in previous periods because of the borrowers’ favorable performance history, but became past due during the current year.  Reducing non-accrual restructured residential loans during the year ended September 30, 2014 were charge-offs totaling $760,000 and cash receipts totaling approximately $1.9 million compared with $1.7 million and $1.3 million, respectively, during the same period last year.  At September 30, 2014, $10.9 million, or 66% of the total balance of restructured loans, related to residential borrowers compared with $10.9 million, or 61% of total restructured loans, at September 30, 2013.  At September 30, 2014 and 2013, 60% of these residential borrowers were performing as agreed under the modified terms of the loans.

Non-accrual restructured commercial loans totaled $5.7 million at September 30, 2014 compared with $6.9 million at September 30, 2013.  During the years ended September 30, 2014 and 2013, the Company restructured approximately $2.2 million and $5.1 million, respectively, of loans to troubled commercial borrowers.  The restructured terms of the loans generally included a reduction of the interest rates or renewal of maturing loans at interest rates that were determined to be less than risk-adjusted market interest rates on similar credits, temporary deferral of payment due dates, and the addition of past-due interest to the principal balance of the loans.  During the years ended September 30, 2014 and 2013, the Company returned $1.1 million and $5.6 million of previously restructured loans to performing status as the result of the borrowers’ favorable performance history since restructuring.  Also reducing non-accrual restructured commercial loans during the year ended September 30, 2014 and 2013 were cash receipts totaling $3.1 million and $1.7 million, respectively.

Real estate acquired in settlement of loans decreased $592,000 to $5.8 million at September 30, 2014 compared with $6.4 million at September 30, 2013.  Significant activity during the year ended September 30, 2014 included the foreclosure on a loan secured by commercial-use land in the St. Louis metropolitan area with a carrying value, net of partial charge-offs, of $2.2 million and the sale of three parcels of commercial-use land in rural Missouri with a carrying value of $2.3 million.

Real estate foreclosure (recoveries) losses and expense totaled a net recovery of $324,000 for the year ended September 30, 2014 compared with net expense of $2.2 million for the year ended September 30, 2013.  Real estate foreclosure (recoveries) losses and expense include realized losses and recoveries on the final disposition of foreclosed properties, additional write-downs for declines in the fair market values of properties subsequent to foreclosure, and expenses incurred in connection with maintaining the properties until they are sold.  Net recoveries during fiscal 2014 included the recovery of $410,000 on one parcel of commercial-use land in rural Missouri that was sold at a value in excess of its carrying value and the recovery of $155,000 on another parcel of commercial-use land in rural Missouri that was sold at a value in excess of the its carrying value.  These recoveries were partially offset by $220,000 of additional write-downs related to eleven residential properties due to their declines in their estimated values since their acquisition in prior periods.  Expense during fiscal 2013 included $1.6 million of write-downs related to three commercial properties and $205,000 of write-downs related to several residential properties due to declines in their estimated values since their acquisition in prior periods.  Partially offsetting these expenses during fiscal 2013 was a $120,000 recovery on the sale of land in Jefferson County, Missouri.  Refer to Note 19 of Notes to the Consolidated Financial Statements for a discussion of fair value measurements on real estate acquired in settlement of loans.

The following table is a summary of the activity in the allowance for loan losses for the years ended September 30, 2014 and 2013:

	2014	2013
Balance, beginning of year	$18,306,114	$17,116,595
Provision charged to expense	1,210,000	12,090,000
Charge-offs:
Single-family residential loans	3,966,996	7,398,939
Commercial loans	1,898,975	8,179,343
Consumer and installment	127,673	107,094
Total charge-offs	5,993,644	15,685,376
Recoveries:
Single-family residential loans	811,338	856,498
Commercial loans	1,613,850	3,883,176
Consumer and installment	30,763	45,221
Total recoveries	2,455,951	4,784,895
Net charge-offs	3,537,693	10,900,481
Balance, end of year	$15,978,421	$18,306,114

The following table contains a breakdown of the principal balance of loans receivable at September 30, 2014 by class, the ratio of net charge-offs to the average balance of each class for the years ended September 30, 2014 and 2013, and the average annual charge-offs for the five years ended September 30, 2014 and 2013.

	Principal	Net Charge-Offs as a
	Balance	Percent of Average Loan Category
	Net of			Annualized
	Charge-offs at	Year Ended		Five Years Ended
	September 30,	September 30,		September 30,
	2014	2014	2013	2014	2013
	(Dollars in thousands)
Single-family residential:
Residential first mortgage	$273,370	0.60%	1.57%	1.74%	1.92%
Residential second mortgage	39,554	1.25%	3.30%	3.41%	3.32%
Home equity lines of credit	90,179	1.24%	1.44%	2.01%	1.88%
Commercial (1)	715,683	0.04%	0.69%	0.92%	1.18%
Consumer and installment	4,025	0.40%	0.64%	2.05%	1.94%
Total loans receivable	$1,122,811	0.34%	1.08%	1.39%	1.58%

(1)         Commercial includes land acquisition and development, real estate construction and development, commercial and multi-family real estate, and commercial and industrial loans.

Refer to Note 4 of Notes to the Consolidated Financial Statements for a discussion of the Company’s loan loss and charge-off methodology.  The provision for loan losses for the year ended September 30, 2014 was $1.2 million compared with $12.1 million in 2013.  The decreased provision for 2014 compared with the same period last year was generally the result of the overall improvement in credit quality, including reductions in charge-offs and the levels of impaired loans, past due loans and the combined balance of loans with risk ratings of special mention or worse.

Net charge-offs for the year ended September 30, 2014 were $3.5 million, or 0.34% of average loans, compared with $10.9 million, or 1.08% of average loans, for fiscal 2013.  Gross charge-offs decreased $9.7 million primarily as the result of a $6.3 million decrease in gross charge-offs on commercial loans and a $3.4 million decrease in gross charge-offs on residential loans.  The decrease in residential loan charge-offs was primarily the result of the decreased level of impaired residential loans combined with a recovering housing market.

Significant activity in commercial loan charge-offs for the year ended September 30, 2014 included $1.9 million of charge-offs related to two loans secured by commercial-use land in the St. Louis metropolitan area. Significant activity in commercial loan charge-offs for the year ended September 30, 2013 included a $6.4 million charge-off resulting from an elaborate fraud perpetrated against the Bank by one of its commercial loan customers.  The customer, who purported to be in the business of leasing equipment, created false documentation to purchase assets that did not exist and that were the subject of fictitious leases.  The Bank’s total exposure to the customer at September 30, 2013 consisted of an aggregate outstanding loan balance of $7.0 million less collateral of $631,000 that was in the Bank’s possession.

Reducing net charge-offs were recoveries totaling $2.5 million and $4.8 million for the years ended September 30, 2014 and 2013, respectively.  Recoveries for the year ended September 30, 2014 included the collection of $1.3 million of cash payments from borrowers related to three large commercial real estate loans that had been charged off in previous periods.  Recoveries for the year ended September 30, 2013 included the collection of $3.5 million of cash payments related to four large commercial real estate loans that had been charged off in previous periods.  Such recoveries were the result of an extended period of collection efforts by the Company or other circumstances beyond the Company’s control.  Accordingly, it is not expected that similar recoveries will be realized in future periods.

The ratio of the allowance for loan losses to loans receivable decreased to 1.42% at September 30, 2014 compared with 1.82% at September 30, 2013.  The ratio of the allowance for loan losses to non-performing loans was 59.24% at September 30, 2014 compared with 66.31% at September 30, 2013.  Excluding restructured loans that were performing under their restructured terms and the related allowance for loan losses, the ratio of the allowance for loan losses to the remaining non-performing loans was 97.06% at September 30, 2014 compared with 106.56% at September 30, 2013.  Management believes the changes in these coverage ratios are appropriate due to the changes in the volume and composition of non-performing and impaired loans and internally classified assets, and the volume and composition of loan charge-offs and foreclosures.

Management believes that the amount maintained in the allowance is adequate to absorb probable losses inherent in the portfolio.  Although management believes that it uses the best information available to make such determinations, future adjustments to the allowance for loan losses may be necessary and results of operations could be significantly and adversely affected if circumstances differ substantially from the assumptions used in making the determinations.  While management believes it has established the allowance for loan losses in accordance with U.S. generally accepted accounting principles, the Bank’s regulators, in reviewing the Bank’s loan portfolio, may request the Bank to significantly increase its allowance for loan losses.  In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that a substantial increase will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above.  Any material increase in the allowance for loan losses will adversely affect the Company’s financial condition and results of operations.

The following table summarizes the unpaid principal balances of impaired loans at September 30, 2014 and 2013.  Such unpaid principal balances have been reduced by all partial charge-offs.  Refer to Note 4 of Notes to the Consolidated Financial Statements for a summary of the Company’s specific reserves on impaired loans.

	September 30, 2014				September 30, 2013
		Impaired Loans with				Impaired Loans with
	Impaired	No Specific Allowance			Impaired	No Specific Allowance
	Loans with	Partial	No Partial	Total	Loans with	Partial	No Partial	Total
	Specific	Charge-offs	Charge-offs	Impaired	Specific	Charge-offs	Charge-offs	Impaired
	Allowance	Recorded	Recorded	Loans	Allowance	Recorded	Recorded	Loans
Single-family residential:
Residential first mortgage	$3,774,636	$2,618,279	$16,127,230	$22,520,145	$3,791,619	$2,925,301	$22,621,982	$29,338,902
Residential second mortgage	553,998	398,387	2,730,620	3,683,005	386,847	488,886	2,648,996	3,524,729
Home equity lines of credit	104,618	395,193	2,817,687	3,317,498	709,884	419,407	2,715,868	3,845,159
Total single-family residential	4,433,252	3,411,859	21,675,537	29,520,648	4,888,350	3,833,594	27,986,846	36,708,790
Commercial:
Commercial and multi-family real estate	26,227	3,629,602	5,895,832	9,551,661	1,146,713	2,667,836	7,628,698	11,443,247
Land acquisition and development	—	3,772,677	—	3,772,677	—	42,644	—	42,644
Real estate construction and development	—	39,234	—	39,234	—	42,091	—	42,091
Commercial and industrial	481,534	1,144,774	1,364,237	2,990,545	367,856	805,341	1,459,460	2,632,657
Total commercial loans	507,761	8,586,287	7,260,069	16,354,117	1,514,569	3,557,912	9,088,158	14,160,639
Consumer and installment	—	14,121	47,298	61,419	16,487	27,988	111,912	156,387
Total	$4,941,013	$12,012,267	$28,982,904	$45,936,184	$6,419,406	$7,419,494	$37,186,916	$51,025,816

The total unpaid principal balance of impaired loans decreased $5.1 million to $45.9 million at September 30, 2014 compared with $51.0 million at September 30, 2013 primarily as the result of a $7.2 million decrease in impaired residential real estate loans partially offset by a $2.2 million increase in impaired commercial loans.  Residential real estate first mortgage, second mortgage and home equity lines of credit that were determined to be impaired and had related specific allowances decreased to $4.4 million at September 30, 2014 compared with $4.9 million at September 30, 2013.  Such loans were determined to be impaired, but did not yet meet the Company’s criteria for charge-off.  Refer to Note 4 of Notes to the Consolidated Financial Statements for a discussion of the Company’s charge-off methodology.  Residential real estate first mortgage, second mortgage and home equity lines of credit that were determined to be impaired and had partial charge-offs recorded decreased to $3.4 million at September 30, 2014 compared with $3.8 million at September 30, 2013.  The decreases resulted primarily from the overall decrease in past due residential loans.

Residential loans that were determined to be impaired and had no specific allowance or no partial charge-offs recorded decreased to $21.7 million at September 30, 2014 compared with $28.0 million at September 30, 2013.  Such loans were determined to be impaired and were placed on non-accrual status because management determined that the Company will be unable to collect all amounts due on a timely basis according to the loan contract, including scheduled interest payments.  However, after evaluation of the fair value of the underlying collateral for collateral dependent loans, expected future cash flows for non-collateral dependent loans, the delinquency status of the notes and the ability of the borrowers to repay the principal balance of the loans, management determined that no impairment losses were probable on these impaired residential loans at September 30, 2014 and 2013.  The decrease was primarily the result of $5.2 million of residential loans that were removed from impaired status because of the borrowers’ favorable performance history combined with approximately $2.5 million of payments received on impaired loans.

Commercial loans that were determined to be impaired and had related specific allowances decreased to $508,000 at September 30, 2014 compared with $1.5 million at September 30, 2013.  Commercial loans that were determined to be impaired and had partial charge-offs recorded increased to $8.6 million at September 30, 2014 compared with $3.6 million at September 30, 2013, primarily as the result the result of the partial charge-off and classification as impaired during fiscal 2014 of a $3.7 million loan, net of partial charge-offs, secured by land under development in the St. Louis metropolitan area and a $1.1 million loan, net of partial charge-offs, secured by commercial and multi-family real estate in the St. Louis metropolitan area.

Commercial loans that were determined to be impaired and had no related specific allowances or no partial charge-offs recorded decreased to $7.3 million at September 30, 2014 compared with $9.1 million at September 30, 2013.  Such loans were determined to be impaired and were placed on non-accrual status because management determined that the Company will be unable to collect all amounts due on a timely basis according to the loan contract, including scheduled interest payments.  However, after evaluation of the fair value of the underlying collateral securing the remaining balances of collateral dependent loans, expected future cash flows of non-collateral dependent loans and the ability of the borrowers to repay the principal balance of the loans, management determined that no impairment losses were probable on these loans.

FINANCIAL CONDITION

Cash and cash equivalents decreased $4.8 million to $81.5 million at September 30, 2014 from $86.3 million at September 30, 2013.  Federal funds sold and overnight interest-bearing deposit accounts decreased to $67.8 million at September 30, 2014 compared with $69.5 million at September 30, 2013.  Cash and amounts due from depository institutions decreased to $13.7 million at September 30, 2014 compared with $16.8 million at September 30, 2013.  Available cash was used to fund loan growth.

Debt and mortgage-backed securities available for sale decreased to $13.1 million at September 30, 2014 from $38.9 million at September 30, 2013.  Debt and mortgage-backed securities held to maturity increased to $28.4 million at September 30, 2014 from $4.3 million at September 30, 2013.  Such securities are held primarily as collateral to secure deposits of public entities and trust funds, and retail repurchase agreements.  The total balance held in these securities is adjusted, as individual securities mature or repay, to reflect fluctuations in the balances of the deposits and retail repurchase agreements they are securing.

Capital Stock of the Federal Home Loan Bank increased $3.5 million to $8.3 million at September 30, 2014 from $4.8 million at September 30, 2013.  The Bank is generally required to hold a specific amount of stock based upon its total FHLB borrowings outstanding.  The increased balance is related to the increase in borrowings from the FHLB.

Bank-owned life insurance increased $923,000 to $33.7 million at September 30, 2014 from $32.7 million at September 30, 2013.  The increase was attributable to appreciation of the cash surrender values of existing policies.  Increases in cash surrender values are treated as other income and are tax exempt.

Prepaid expenses, accounts receivable and other assets decreased $614,000 to $7.2 million at September 30, 2014 from $7.8 million at September 30, 2013 primarily as the result of decreases in accounts payable and accrued expenses resulting primarily from the timing of payments for such expenses.

Borrowed money increased $97.5 million to $210.9 million at September 30, 2014 from $113.5 million at September 30, 2013 as the result of an $89.9 million increase in advances from the FHLB partially offset by a $1.7 million decrease in retail repurchase agreements. In addition, during January 2014, the Company entered into a loan agreement with a commercial bank for a $10.0 million term loan.  The proceeds of the term loan were used to finance the repurchase from a private investor of $10 million of higher costing shares of the Company’s preferred stock during January 2014.  The rate of interest on the term loan is the Daily LIBOR Rate plus 2.50% and the interest payments are tax deductible.  The dividend rate on the preferred stock increased to 9% in January 2014 and the dividend payments were not tax deductible.  Refer to Note 8 of Notes to Unaudited Consolidated Financial Statements for a summary of the term loan.

Advance payments by borrowers for taxes and insurance represent insurance and real estate tax payments collected from borrowers on loans serviced by the Bank, including loans held pending sale to investors.  The balance increased $309,000 to $4.2 million at September 30, 2014 compared with $3.9 million at September 30, 2013 primarily due to the increase in the number of loans receivable during the same period.

Total stockholders’ equity decreased $3.9 million to $112.1 million at September 30, 2014 from $116.1 million at September 30, 2013.  During June 2014, the Company issued 68,818 shares of its common stock in exchange for $735,000 in liquidation value of its preferred stock in a private transaction exempt from registration under the federal securities laws.  While this transaction increased common equity and decreased preferred equity, it had no impact on total stockholders’ equity.  In addition, the Company issued 604,542 shares of its common stock during June 2014 in exchange for $6.7 million in cash in a private transaction exempt from registration under the federal securities laws.  This transaction increased total stockholder’s equity by $6.7 million.  On July 31, 2014, the Company used the proceeds from the offering to redeem all of the remaining outstanding shares of preferred stock totaling $6.7 million, which reduced total stockholders’ equity.  Increasing total stockholders’ equity during 2014 was net income of $11.0 million.  Other items reducing total stockholders’ equity during 2014 were the repurchase of $10.0 million of preferred stock at par value in January 2014 using the proceeds from a term loan obtained from a commercial bank, the payment of common stock dividends totaling $4.4 million and preferred stock dividends totaling $706,000.

COMPARISON OF OPERATING RESULTS FOR THE

YEARS ENDED SEPTEMBER 30, 2013 AND 2012

OVERVIEW

Net income was $9.8 million in each of the years ended September 30, 2013 and 2012.  Net income available to common shares for the year ended September 30, 2013 was $8.3 million, or $0.74 per diluted common share on 11.1 million average diluted shares outstanding, compared with net income available to common shares of $8.1 million, or $0.74 per diluted share on 11.0 million average diluted shares outstanding during the year ended September 30, 2012.  Reducing net income available to common shares were dividends and discount accretion on the Company’s preferred stock, net of the benefit from the repurchase of a portion of the preferred stock, totaling $1.5 million, or $0.14 per diluted common share for the year ended September 30, 2013 compared with $1.7 million, or $0.15 per diluted common share for the year ended September 30, 2012.  The lower level of dividends and discount accretion during 2013 resulted from the Company’s repurchases of preferred stock totaling $8.0 million during the year ended September 30, 2013 compared with $7.1 million in par value during the year ended September 30, 2012.

NET INTEREST INCOME

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

Interest expense on deposits decreased $2.2 million, or 31.0%, to $5.0 million for the year ended September 30, 2013 compared with $7.2 million for the year ended September 30, 2012 primarily as the result of a market-driven decrease in the average cost, and to a lesser extent, a decrease in the average balance.  The average cost decreased to 0.55% in 2013 from 0.77% in 2012.  The average balance of interest-bearing deposits decreased to $899.2 million for the year ended September 30, 2013 from $937.1 million for the year ended September 30, 2012 due primarily to the decreases in certificates of deposit and interest-bearing checking accounts.

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

Net charge-offs for the year ended September 30, 2013 were $10.9 million, or 1.08% of average loans, compared with $23.0 million, or 2.26% of average loans, for fiscal 2012.  Gross charge-offs decreased $8.0 million primarily as the result of a $9.4 million decrease in gross charge-offs on residential loans partially offset by a $1.5 million increase in gross charge-offs on commercial loans.  The decrease in residential loan charge-offs was the result of the modification to the Company’s loan charge-off policy during 2012 that is discussed below and the decreased level of impaired residential loans combined with a recovering housing market.  Reducing net charge-offs were recoveries totaling $4.8 million and $605,000 for the years ended September 30, 2013 and 2012, respectively.

Contributing to the increased level of gross charge-offs of residential real estate loans for the year ended September 30, 2012 compared with 2013 was the modification to the Company’s loan charge-off policy in conjunction with the Company’s required change from the Office of Thrift Supervision’s (“OTS”) Thrift Financial Reports to the Office of the Comptroller of the Currency’s (“OCC”) Call Reports effective March 31, 2012.  As permitted by the OTS, the Company had previously used specific loan loss reserves to recognize impairment charges on certain collateral-dependent loans under certain circumstances.  The OCC requires such impairment charges to be recognized through loan charge-offs.  Refer to Note 4 of Notes to the Consolidated Financial Statements for a discussion of the Company’s charge-off methodology.  The Company modified its loan charge-off policy to comply with the OCC’s guidance and, accordingly, recorded $5.9 million of charge-offs during the March 2012 quarter related to loans for which it had established specific reserves in previous periods.  Because these losses had been recognized in prior periods, the charge-off of the $5.9 million of specific reserves had no impact on the Company’s provision for loan losses during the quarter ended March 31, 2012.  Declines in residential real estate values in the Company’s market areas, as well as nationally, also contributed to the high levels of charge-offs in the 2012 periods.

Also increasing charge-offs of residential real estate loans during fiscal 2012 was the adoption in the fourth quarter of fiscal 2012 of newly-issued industry-wide guidance by the OCC that clarified the accounting treatment for mortgage and consumer loans where the borrower’s obligation was discharged in bankruptcy and the borrower did not reaffirm the debt.  The guidance clarified that such loans should be classified as non-accrual and should be charged down to the underlying collateral value less costs to sell even if the borrower is current on all payments.  Following previous regulatory guidance, the Company had historically restored such loans to accrual status if the borrower had made six consecutive timely payments and certain other criteria were met.  This clarification resulted in charge-offs totaling $697,000 in the fourth quarter of 2012.  While the impact of the OCC clarification accelerated charge-offs of such loans, the allowance for loan losses contained full coverage for these charge-offs resulting in no corresponding increase in the provision for loan losses in the period during which the guidance was adopted.

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

Driven by the continued low level of market interest rates that existed throughout fiscal 2012 and the first half of fiscal 2013, the Company saw strong demand for mortgage refinancings during these periods.  However, a rise in market interest rates during mid-June 2013 dampened this demand for refinancings during the remaining part of fiscal 2013.  Loans originated to refinance existing mortgages totaled $594.4 million, or 45.9% of total loans originated for sale, for the year ended September 30, 2013 compared with $798.5 million, or 56.6% of total loans originated for sale, in 2012.

The market demand for loans to finance the purchase of homes remained soft during fiscal 2012 and the first two quarters of fiscal 2013 as the result of the distressed economic climate and the low level of home purchase activity.  However, the Company experienced an increase in demand for this product during the last two quarters of fiscal 2013 as the result of a recovering housing market and increased home purchase activity.  The Company was able to capture a large part of such increased purchase activity by capitalizing on its strong reputation within its markets and its solid relationships with local realtors.  Loans originated to finance the purchase of homes totaled $699.5 million for the year ended September 30, 2013 compared with $612.6 million for the same period last year.

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

The Company sold $1.40 billion of residential loans to investors during the year ended September 30, 2013, which generated mortgage revenues totaling $12.3 million, compared with $1.32 billion of loans sold and $8.8 million of revenues for the year ended September 30, 2012.  The net profit margin on loans sold increased to 0.88% during the year ended September 30, 2013 compared with 0.66% during 2012.  The higher net profit margins realized during the 2013 periods were primarily the result of improved selling prices negotiated with the Company’s loan investors and lower direct origination costs as the result of management’s focus on reducing such costs.

Mortgage revenues were reduced by charges to earnings totaling $951,000 and $2.0 million during the years ended September 30, 2013 and 2012, respectively, for estimated liabilities due to the Company’s loan investors under contractual obligations related to loans that were previously sold and became delinquent or defaulted.  During the quarter ended September 30, 2012, the Company executed “global” settlements with two of its largest mortgage loan investors to settle all past, present and potential future make-whole and repurchase claims against the Bank.  The Company was no longer selling loans to these investors and management determined that such settlements would be advantageous to the Company.  These combined payments totaled $1.95 million and resolved all past, present and potential future claims on approximately one-third of total loans sold in past periods.  The payments were charged against established reserves for such claims.  No such global settlements occurred during the year ended September 30, 2013.

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

Real estate foreclosure losses and expense, net decreased $829,000, or 27.3%, to $2.2 million for the year ended September 30, 2013 compared with $3.0 million for the year ended September 30, 2012.  Expense during fiscal 2013 included $1.6 million of additional write-downs related to three commercial properties and $205,000 of write-downs related to several residential properties due to declines in their estimated values since their acquisition in prior periods.  Partially offsetting these expenses during fiscal 2013 was a $120,000 gain on the sale of land in Jefferson County, Missouri.  Expense during fiscal 2012 included $2.7 million of write-downs related to five commercial real estate properties and $455,000 of write-downs related to several residential properties due to declines in their estimated values since their acquisition in prior periods.  Partially offsetting these expenses during fiscal 2012 was a $324,000 gain on the sale of the remaining lots in a residential real estate development that were acquired through foreclosure in a prior year.

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

Earnings Simulation Modeling.  Net income is affected by changes in the level of interest rates, the shape of the yield curve and the general market pressures affecting current market interest rates at the time of simulation.  Many interest rate indices do not move uniformly, creating certain disunities between them.  For example, the spread between a thirty-day, prime-based asset and a thirty-day FHLB advance may not be uniform over time.  The earnings simulation model projects changes in net interest income caused by the effect of changes in interest rates on interest-earning assets and interest-bearing liabilities.  Simulation results are measured as a percentage change in net interest income compared with the static-rate or “base case” scenario. The model considers increases and decreases in asset and liability volumes using prepayment assumptions as well as rate changes.  Rate changes are modeled gradually over a twelve-month period, referred to as a “rate ramp.”  The model projects only changes in interest income and expense and does not project changes in non-interest income, non-interest expense, provision for loan losses, the impact of changing tax rates, or any actions that the Company might take to counter the effect of market interest rate movements.  At September 30, 2014, net interest income simulation showed a negative 430 basis point change from the base case in a 200 basis point ramped rising rate environment and a negative 100 basis point change from the base case in a 100 basis point ramped declining rate environment.  The projected decreases in net interest income are within the Asset/Liability Committee’s guidelines in a 200 basis point increasing or 100 basis point decreasing interest rate environment.  However, management continually monitors signs of elevated risks and takes certain actions to limit these risks.

The following table summarizes the results of the Company’s income simulation model as of September 30, 2014 and 2013.

	Change in Net Interest Income
	2014		2013
	Year 1	Year 2	Year 1	Year 2
Change in Market Interest Rates:
200 basis point ramped increase	(4.3)%	(7.8)%	(1.9)%	(2.1)%
Base case - no change	—	(3.6)%	—	(2.1)%
100 basis point ramped decrease	(1.0)%	(6.9)%	(1.6)%	(6.2)%

Net Portfolio Value Analysis.  Net portfolio value (“NPV”) represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market-risk sensitive instruments in the event of a sudden and sustained 100 to 200 basis point increase or decrease in market interest rates with no effect given to any actions management might take to counter the effect of the interest rate movements. The following is a summary of the results of the report compiled by the Company’s outside consultant using data and assumptions management provided as of September 30, 2014 and 2013.

	Estimated Change in Net Portfolio Value
	2014		2013
	Amount (Dollars in thousands)	Percent	Amount (Dollars in thousands)	Percent
Change in Market Interest Rates:
200 basis point increase	$(11,921)	(7.6)%	$(3,001)	(1.9)%
Base case - no change	—	—	—	—
100 basis point decrease	(11,484)	(7.3)%	(14,103)	(8.7)%

The preceding table indicates that, at September 30, 2014, in the event of a 200 basis point increase in prevailing market interest rates, NPV would be expected to decrease by $11.9 million, or 7.6% of the base case scenario value of $157.9 million.  In the event of a decrease in prevailing market rates of 100 basis points, NPV would be expected to decrease by $11.5 million, or 7.3% of the base case scenario value.  The projected decrease in NPV is within the Asset/Liability Committee’s guidelines in a 200 basis point increasing or 100 basis point decreasing interest rate environment.  However, management continually monitors signs of elevated risks and takes certain actions to limit these risks.

The following table presents the Company’s financial instruments that are sensitive to changes in interest rates, categorized by expected maturity, and the instruments’ estimated fair values and weighted average interest rates at September 30, 2014.  Expected maturities use certain assumptions based on historical experience and other data available to management.

	Weighted		One Year	After Three	After Five		Carrying	Estimated
	Average	Within One	to	Years to Five	Years to	Beyond	Value	Fair
	Rate	Year	Three Years	Years	Ten Years	Ten Years	Total	Value
	(Dollars in Thousands)
Interest-Sensitive Assets

Loans receivable - net (1)	4.11%	$487,033	$201,426	$280,238	$69,565	$72,599	$1,110,861	$1,116,363
Mortgage loans held for sale - net (2)	4.12%	58,139	—	—	—	—	58,139	59,800
Debt securities - AFS	0.56%	6,362	6,536	—	—	—	12,898	12,898
Debt securities - HTM	0.19%	15,005	10,079	—	—	—	25,084	25,075
Mortgage-backed securities - HTM	3.56%	2,643	22	16	138	449	3,268	3,422
Mortgage-backed securities - AFS	5.64%	—	—	—	82	100	182	182
FHLB stock	2.90%	8,268	—	—	—	—	8,268	8,268
Other	0.23%	67,803	—	—	—	—	67,803	67,803
Total interest-sensitive assets		$645,253	$218,063	$280,254	$69,785	$73,148	$1,286,503	$1,293,811

Interest-Sensitive Liabilities

Savings accounts	0.13%	$43,640	$—	$—	$—	$—	$43,640	$43,640
Checking accounts (3)	0.10%	222,156	—	—	—	—	222,156	222,156
Money market accounts	0.29%	203,974	—	—	—	—	203,974	203,974
Certificate of deposit accounts	0.59%	262,736	93,656	5,849	—	—	362,241	362,858
FHLB advances	0.74%	163,900	—	—	4,000	—	167,900	168,990
Retail repurchase agreements	0.10%	33,790	—	—	—	—	33,790	33,790
Term loan	2.66%	1,000	2,875	3,188	2,187	—	9,250	9,250
Subordinated debentures	2.49%	—	—	—	—	19,589	19,589	19,583
Total interest-sensitive liabilities		$931,196	$96,531	$9,037	$6,187	$19,589	$1,062,540	$1,064,241

Off-Balance-Sheet Items

Operating leases		$1,668	$2,682	$1,521	$612	$—	$—	$—
Commitments to extend credit	3.97%	167,012	—	—	—	—	—	168,623
Unused lines of credit - residential		51,929	—	—	—	—	—	52,661
Unused lines of credit - commercial		156,836	—	—	—	—	—	156,334
Unused lines of credit - consumer		33	—	—	—	—	—	33

(1) Includes non-accrual loans.

(2) Maturity reflects expected committed sales to investors.

(3) Excludes non-interest-bearing checking accounts of $189.6 million.

LIQUIDITY RISK

Liquidity risk arises from the possibility that the Company might not be able to satisfy current or future financial commitments, or may become unduly reliant on more costly alternative funding sources.  The objective of liquidity risk management is to ensure that the cash flow requirements of the Bank’s depositors and borrowers, as well as the Company’s operating cash needs, are met.  The Bank’s Asset/Liability Committee meets regularly to consider the operating cash needs of the organization.

The Company primarily funds its assets with deposits from its retail, commercial and public entity customers.  In addition, the Company offers its in-market customers retail repurchase agreements, which represent overnight borrowings that are secured by certain of the Company’s investment securities.  See Note 8 of Notes to the Consolidated Financial Statements for a description of retail repurchase agreements.  If the Bank or the Company require funds beyond their ability to generate them internally, the Bank has the ability to borrow funds from the FHLB and the Federal Reserve and to raise certificates of deposit on a national level through broker relationships.  Management chooses among these wholesale funding sources depending on their relative costs, the Company’s overall interest rate risk exposure and the Company’s overall borrowing capacity at the FHLB and the Federal Reserve.  At September 30, 2014, borrowings from the FHLB totaled $167.9 million, had a weighted-average interest rate of 0.74%, a weighted average maturity of approximately 3 months and represented 12% of total assets.  At September 30, 2013, borrowings from the FHLB totaled $78.0 million, had a weighted-average interest rate of 1.30%, a weighted average maturity of approximately 11 months and represented 6% of total assets.  At September 30, 2014, certificates of deposit obtained through national brokers totaled $44.1 million, had a weighted-average interest rate of 0.39%, a weighted average maturity of approximately 3 months and represented 3% of total assets.  There were no such certificates of deposit outstanding at September 30, 2013.  There were no borrowings from the Federal Reserve outstanding at September 30, 2014 or 2013.  These funds are available to the Company as alternative sources to support its asset growth while avoiding, when necessary, aggressive deposit pricing strategies that might be used from time to time by some of its competitors in its market.  Use of these wholesale funds has given management an alternative low-cost means to maximize net interest income and manage interest rate risk by providing the Company greater flexibility to control the interest rates and maturities of these funds, as compared with locally-originated deposits.  This increased flexibility has allowed the Company to better respond to changes in the interest rate environment and demand for its loan products, especially loans held for sale that are awaiting final settlement (generally within 30 to 60 days) with the Company’s investors.

The borrowings from the FHLB are obtained under a blanket agreement, which assigns all investments in FHLB stock, qualifying first residential mortgage loans, residential loans held for sale and home equity loans with a 90% or less loan-to-value ratio as collateral to secure the amounts borrowed.  Total borrowings from the FHLB are subject to limitations based upon a risk assessment of the Bank.  At September 30, 2014, the Bank had approximately $63.7 million in additional borrowing authority under the arrangement with the FHLB in addition to the $167.9 million in advances outstanding at that date.

The Bank has the ability to borrow funds on a short-term basis under the Bank’s primary credit line at the Federal Reserve’s Discount Window.  At September 30, 2014, the Bank had approximately $152.3 million in borrowing authority under this arrangement with no borrowings outstanding and had approximately $198.0 million of commercial loans pledged as collateral under this agreement.

During January 2014, the Company entered into a loan agreement with a commercial bank for a $10.0 million term note.  The proceeds of the term loan were used to finance the repurchase from a private investor of $10.0 million of outstanding shares of the Preferred Stock during January 2014.  The loan agreement also provides a $2.0 million revolving line of credit to the Company.  The revolving line of credit is available to be used for working capital.  There was no outstanding balance under the revolving line of credit during 2014.  The interest rate on these borrowings is equal to the Daily LIBOR Rate plus 2.50%.  Payments under the term loan, which began on March 31, 2014, are made monthly and are scheduled to end on January 17, 2021.  Common shares of the Bank that were held by the Company were pledged as collateral to secure the loans.  At September 30, 2014, the outstanding balance of the term loan was $9.3 million.

At September 30, 2014, the Company had outstanding commitments to originate loans of $167.0 million, and to fulfill commitments under unused lines of credit of $208.8 million.  Certificates of deposit scheduled to mature in one year or less totaled $262.7 million.  Based upon historical experience, management believes the majority of maturing retail certificates of deposit will remain with the Bank.  However, if these deposits do not remain with the Bank, the Bank will need to rely on wholesale funding sources, which might only be available at higher interest rates.

The Company is a legal entity, separate and distinct from the Bank, which must provide its own liquidity to meet its operating needs.  The Company’s ongoing liquidity needs primarily include funding its operating expenses, paying cash dividends to its common shareholders and paying interest and principal on outstanding debt.  During the years ended September 30, 2014 and 2013, the Company paid cash dividends to its common and preferred shareholders totaling $5.1 million and $5.6 million, respectively, repaid principal on borrowed money of $750,000 and $0, respectively, and paid interest on outstanding debt totaling $677,000 and $509,000, respectively. In addition, the Company used $16.7 million and $8.0 million in cash to repurchase preferred stock during the years ended September 30, 2014 and 2013, respectively.  See Note 12 of Notes to the Consolidated Financial Statements.

A large portion of the Company’s liquidity is obtained from the Bank in the form of dividends.  Federal regulations impose limitations upon payment of capital distributions from the Bank to the Company.  Under the regulations as currently applied to the Bank, the approval of the OCC and the non-objection of the Federal Reserve Bank are required prior to any capital distribution when the total amount of capital distributions for the current calendar year exceeds net income for that year plus retained net income for the preceding two years.  To the extent that any such capital distributions are not approved by these regulators in future periods, the Company could find it necessary to reduce or eliminate the payment of common dividends to its shareholders.  In addition, the Company could find it necessary to temporarily suspend the payment of interest on its subordinated debentures.  At September 30, 2014 and 2013, the Company had cash and cash equivalents totaling $99,000 and $511,000, respectively, and a demand loan extended to the Bank totaling $4.1 million and $3.5 million, respectively, that could be used to fulfill its liquidity needs.

The Company is a large originator of residential mortgage loans, with substantially all of these loans sold to secondary market investors on a “best efforts” basis.  Consequently, the primary source and use of cash in operations is to originate loans held for sale, which used $736.3 million in cash during the year ended September 30, 2014 and provided proceeds of $746.4 million from loan sales, compared with $1.31 billion and $1.41 billion, respectively, during the year ended September 30, 2013.

The primary use of cash from investing activities is the origination of loans receivable that are held in portfolio.  Loans receivable held in portfolio increased $122.5 million for the year ended September 30, 2014 compared with an increase of $14.7 million for the year ended September 30, 2013.  Other significant uses of cash from investing activities for the year ended September 30, 2014 included $32.5 million for the purchase of debt securities available for sale, $50.1 million for the purchase of debt securities held to maturity, $23.3 million for the purchase of FHLB stock, and $1.5 million for the purchase or improvement of premises and equipment.  Other significant uses of cash from investing activities for the year ended September 30, 2013 included $90.4 million for the purchase of debt securities available for sale, $18.1 million for the purchase of FHLB stock, and $1.4 million for the purchase or improvement of premises and equipment.  Sources of cash from investing activities for the year ended September 30, 2014 included proceeds from maturities of debt securities available for sale totaling $58.3 million, proceeds from the maturities of debt securities held to maturity totaling $25.0 million, proceeds from FHLB stock redemptions of $19.8 million, principal repayments on mortgage-backed securities totaling $1.1 million and proceeds from sale of real estate acquired in settlement of loans of $5.5 million.  Sources of cash from investing activities for the year ended September 30, 2013 included proceeds from maturities of debt securities available for sale totaling $72.8 million, proceeds from FHLB stock redemptions of $18.8 million, principal repayments on mortgage-backed securities totaling $1.4 million and proceeds from sale of real estate acquired in settlement of loans of $13.7 million.

The Company’s primary sources of cash from financing activities for the year ended September 30, 2013 were a $10.8 million increase in deposits, an $89.9 million increase in FHLB advances, $10.0 million in proceeds from a term loan and a $309,000 increase in advance payments by borrowers for taxes and insurance.  The Company’s primary sources of cash from financing activities for the year ended September 30, 2013 was a $14.5 million increase in overnight retail repurchase agreements.  Primary uses of cash from financing activities for the year ended September 30, 2014 included a repurchase of $10.0 million of preferred stock, $6.7 million of redemptions of preferred stock, dividends paid on common stock of $4.4 million and dividends paid on preferred stock of $706,000.  Primary uses of cash from financing activities for the year ended September 30, 2013 included a $70.9 million decrease in deposits, an $11.0 million decrease in FHLB advances, a $1.7 million decrease in advance payments by borrowers for taxes and insurance, dividends paid on common stock of $4.3 million, dividends paid on preferred stock of $1.2 million and $8.0 million in repurchase of preferred stock.

DERIVATIVES, CONTRACTUAL OBLIGATIONS AND OFF-BALANCE-SHEET ARRANGEMENTS

The Company has various financial obligations, including obligations that may require future cash payments.  The table below presents, as of September 30, 2014, significant fixed and determinable contractual obligations to third parties, excluding interest payable, by payment due date.  Further discussion of each obligation is included in the notes to the consolidated financial statements.

		Payments Due by Period
	Total	Less than 1 Year	1 to Less Than 3 Years	3 to 5 Years	More than 5 years
	(In thousands)
Time deposits	$362,241	$262,736	$93,656	$5,849	$—
Advances from FHLB	167,900	163,900	—	—	4,000
Retail repurchase agreements	33,790	33,790	—	—	—
Term loan	9,250	1,000	2,875	3,188	2,187
Subordinated debentures	19,589	—	—	—	19,589
Operating lease obligations	6,483	1,668	2,682	1,521	612
Total	$599,253	$463.094	$99,213	$10,558	$26,388

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

CAPITAL RESOURCES

The Company is not subject to any separate capital requirements from those of the Bank.  The Bank is required to maintain specific minimum amounts of capital pursuant to federal regulations. These minimum capital standards generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and risk-based capital requirement.  The tangible capital requirement provides for minimum tangible capital (defined as stockholders’ equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 3.0% of adjusted assets. The risk-based capital requirement provides for the maintenance of core capital plus a portion of unallocated loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Bank multiplies the value of each asset on its balance sheet by a risk-weighting factor that is defined by federal regulations (e.g., one- to four-family conventional residential loans carry a risk-weighted factor of 50%).  See Note 13 of Notes to the Consolidated Financial Statements for a summary of the Bank’s regulatory capital amounts and ratios at September 30, 2014 and 2013.

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

STOCK PERFORMANCE

The following graph compares the cumulative total stockholder return on the Company’s common stock with the cumulative total return on the Nasdaq Index (U.S. companies) and with the SNL Bank and Thrift Index.  The total return assumes reinvestment of all dividends.  The graph assumes $100 was invested at the close of business on September 30, 2009.

	Period Ending
Index	09/30/09	09/30/10	09/30/11	09/30/12	09/30/13	09/30/14
Pulaski Financial Corp.	100.00	97.62	96.26	127.77	166.27	191.97
NASDAQ Composite	100.00	112.74	116.12	151.71	186.25	225.23
SNL Bank and Thrift Index	100.00	91.25	72.31	102.16	132.91	156.65

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

Troubled Debt Restructurings by a Creditor.  In January 2014, the FASB issued ASU 2014-04, Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure.  The ASU requires companies to disclose the amount of foreclosed residential real estate property held and the recorded investment in consumer mortgage loans secured by residential real estate properties for which formal foreclosure proceedings are in process according to local requirements of the applicable jurisdiction. The ASU also defines when a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan and thus when a loan is transferred to foreclosed property. The ASU is effective for interim and annual periods beginning January 1, 2015. The adoption is not expected to have a significant effect on the Company’s consolidated financial statements. In addition, the FASB issued ASU 2014-14, “Classification of Certain Government-Guaranteed Mortgage Loans upon Foreclosure,” in August 2014. The ASU provides guidance on how to classify and measure foreclosed loans that are government-guaranteed. The objective of the ASU is to reduce diversity in practice by addressing the classification of foreclosed mortgage loans that are fully or partially guaranteed under government programs. These disclosures are required in interim and annual periods beginning January 1, 2015. The adoption is not expected to have a significant effect on the Company’s consolidated financial statements.

Revenue from Contracts with Customers.  In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers.  The ASU supersedes revenue recognition requirements in Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance in the FASB Accounting Standards Codification. The ASU requires an entity to recognize revenue that depicts the transfer of promised goods or services to customers in an amount reflecting the consideration the entity expects to receive in exchange for those goods or services. The ASU identifies specific steps that entities should apply to achieve this principle. The ASU is effective for interim and annual periods beginning January 1, 2017 and must be applied retrospectively. The Company is in the process of evaluating the impact of this ASU on its consolidated financial statements.

Transfers and Servicing.  In June 2014, the FASB issued ASU 2014-11, Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures.  The ASU requires repurchase-to-maturity transactions and repurchase agreements that are part of financing arrangements to be accounted for as secured borrowings. The ASU also requires additional disclosures for certain transfers accounted for as sales. The accounting changes and the disclosures for sales are required to be presented in interim and annual periods beginning January 1, 2015. The ASU also requires disclosures about types of collateral, contractual tenor and potential risks for transactions accounted for as secured borrowings. These disclosures are required in interim and annual periods beginning April 1, 2015. The adoption is not expected to have a significant effect on the Company’s consolidated financial statements.

Stock Compensation.  In June 2014, the FASB issued ASU 2014-12, Compensation — Stock Compensation.  The ASU requires performance targets contained in stock-based compensation plans that affect vesting and that could be achieved after the requisite service period to be treated as performance conditions.  The ASU is effective for annual periods and interim periods within those annual periods beginning after December 15, 2015.  The adoption is not expected to have a significant effect on the Company’s consolidated financial statements.

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

Our management assessed the effectiveness of our internal control over financial reporting as of September 30, 2014, using the criteria established in Internal Control-Integrated Framework (1992), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this assessment, management has concluded that, as of September 30, 2014, the Company’s internal control over financial reporting was effective based on those criteria.

Our independent registered public accounting firm, KPMG LLP, has issued an audit report on our internal control over financial reporting, which appears in the Company’s Form 10-K.

Report of Independent Registered Public Accounting Firm

The Board of Directors

Pulaski Financial Corp.:

We have audited Pulaski Financial Corp.’s (Pulaski or the Company) internal control over financial reporting as of September 30, 2014, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Pulaski’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Pulaski Financial Corp. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2014, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Pulaski Financial Corp. and subsidiaries as of September 30, 2014 and 2013, and the related consolidated statements of comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended September 30, 2014, and our report dated December 12, 2014 expressed an unqualified opinion on those consolidated financial statements.

(signed) KPMG LLP

St. Louis, Missouri
December 12, 2014

Report of Independent Registered Public Accounting Firm

The Board of Directors

Pulaski Financial Corp.:

We have audited the accompanying consolidated balance sheets of Pulaski Financial Corp. and subsidiaries as of September 30, 2014 and 2013, and the related consolidated statements of comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended September 30, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pulaski Financial Corp. and subsidiaries as of September 30, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2014, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Pulaski Financial Corp.’s internal control over financial reporting as of September 30, 2014, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated December 12, 2014 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

(signed) KPMG LLP

St. Louis, Missouri
December 12, 2014

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30, 2014 and 2013

	2014	2013
ASSETS

Cash and amounts due from depository institutions	$13,746,207	$16,829,435
Federal funds sold and overnight interest-bearing deposits	67,802,886	69,479,143
Total cash and cash equivalents	81,549,093	86,308,578
Debt and mortgage-backed securities available for sale, at fair value	13,079,606	38,916,833
Debt and mortgage-backed securities held to maturity, at amortized cost (fair value of $28,496,302 and $4,537,359 at September 30, 2014 and 2013, respectively)	28,351,669	4,294,096
Capital stock of Federal Home Loan Bank, at cost	8,267,800	4,777,400
Mortgage loans held for sale, at lower of cost or market	58,139,427	70,473,361
Loans receivable (net of allowance for loan losses of $15,978,421 and $18,306,114 at September 30, 2014 and 2013, respectively)	1,110,861,490	988,668,268
Real estate acquired in settlement of loans (net of allowance for losses of $741,429 and $1,837,800 at September 30, 2014 and 2013, respectively)	5,802,254	6,394,712
Premises and equipment, net	17,259,351	17,859,113
Goodwill	3,938,524	3,938,524
Accrued interest receivable	2,969,854	3,151,197
Bank-owned life insurance	33,670,148	32,747,251
Deferred tax assets	8,998,844	10,570,235
Prepaid expenses, accounts receivable and other assets	7,208,585	7,844,852

Total assets	$1,380,096,645	$1,275,944,420

LIABILITIES AND STOCKHOLDERS’ EQUITY

LIABILITIES:
Deposits	$1,021,653,104	$1,010,811,599
Borrowed money	210,940,082	113,482,909
Subordinated debentures	19,589,000	19,589,000
Advance payments by borrowers for taxes and insurance	4,174,043	3,864,859
Accrued interest payable	354,524	469,909
Other liabilities	11,269,756	11,668,078
Total liabilities	1,267,980,509	1,159,886,354

STOCKHOLDERS’ EQUITY :

Preferred stock - $0.01 par value per share, 1,000,000 shares authorized; 17,388 shares issued and outstanding at September 30, 2013; $1,000 per share liquidation value, net of discount	—	17,310,083
Common stock - $0.01 par value per share, 18,000,000 shares authorized; 13,082,087 and 13,082,271 shares issued at September 30, 2014 and 2013, respectively	130,821	130,823
Treasury stock - at cost (1,399,240 and 2,017,782 shares at September 30, 2014 and 2013, respectively)	(12,657,442)	(15,851,041)
Additional paid-in capital	62,739,343	58,402,572
Accumulated other comprehensive loss, net	(26,210)	(25,540)
Retained earnings	61,929,624	56,091,169
Total stockholders’ equity	112,116,136	116,058,066

Total liabilities and stockholders’ equity	$1,380,096,645	$1,275,944,420

See accompanying notes to the consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED SEPTEMBER 30, 2014, 2013 AND 2012

	2014	2013	2012
INTEREST AND DIVIDEND INCOME:
Loans receivable	$44,821,977	$46,044,445	$49,960,907
Mortgage loans held for sale	2,195,153	5,169,547	5,338,349
Securities and other	410,168	399,630	409,036
Total interest and dividend income	47,427,298	51,613,622	55,708,292
INTEREST EXPENSE:
Deposits	3,514,400	4,965,183	7,192,873
Borrowed money	1,219,605	970,184	943,200
Subordinated debentures	496,052	509,437	541,728
Total interest expense	5,230,057	6,444,804	8,677,801
Net interest income	42,197,241	45,168,818	47,030,491
Provision for loan losses	1,210,000	12,090,000	14,450,000
Net interest income after provision for loan losses	40,987,241	33,078,818	32,580,491
NON-INTEREST INCOME:
Mortgage revenues	3,918,247	12,331,500	8,772,721
Retail banking fees	4,252,322	4,194,912	4,106,177
Investment brokerage revenues	163,765	973,963	1,402,448
Bank-owned life insurance income	922,897	903,177	1,001,608
Other	284,580	366,531	420,754
Total non-interest income	9,541,811	18,770,083	15,703,708
NON-INTEREST EXPENSE:
Salaries and employee benefits	17,713,542	17,746,857	15,262,518
Occupancy, equipment and data processing expense	10,815,509	10,111,830	9,289,870
Advertising	637,188	545,339	518,765
Professional services	2,268,761	2,524,107	2,084,098
FDIC deposit insurance premium expense	1,091,086	1,251,848	1,757,199
Real estate foreclosure (recoveries) losses and expense, net	(323,793)	2,209,968	3,039,315
Postage, document delivery and office supplies expense	649,201	692,952	696,967
Other	1,411,613	2,160,345	1,542,552
Total non-interest expense	34,263,107	37,243,246	34,191,284
Income before income taxes	16,265,945	14,605,655	14,092,915
Income tax expense	5,232,583	4,796,596	4,263,227
Net income	$11,033,362	$9,809,059	$9,829,688
OTHER COMPREHENSIVE INCOME:
Unrealized (loss) gain on debt and mortgage-backed securities available for sale	(1,081)	(75,831)	34,137
Income tax benefit (expense)	411	28,816	(12,972)
Net unrealized (loss) gain	(670)	(47,015)	21,165
Comprehensive income	$11,032,692	$9,762,044	$9,850,853
Income available to common shares	$10,223,110	$8,289,487	$8,145,658
Per Common Share Amounts:
Basic earnings per common share	$0.92	$0.76	$0.76
Weighted average common shares outstanding - basic	11,154,695	10,892,136	10,679,091

Diluted earnings per common share	$0.88	$0.74	$0.74
Weighted average common shares outstanding - diluted	11,570,033	11,132,941	10,993,862

See accompanying notes to the consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

YEARS ENDED SEPTEMBER 30, 2013 AND 2012

					Accumulated
	Preferred				Other
	Stock,			Additional	Comprehensive
	Net of	Common	Treasury	Paid-In	Income	Retained
	Discount	Stock	Stock	Capital	(Loss), Net	Earnings	Total

BALANCE, SEPTEMBER 30, 2011	$31,527,176	$130,687	$(18,008,998)	$58,236,270	$310	$48,284,741	$120,170,186
Net income	—	—	—	—	—	9,829,688	9,829,688
Other comprehensive income	—	—	—	—	21,165	—	21,165
Common stock dividends ($0.38 per share)	—	—	—	—	—	(4,301,725)	(4,301,725)
Preferred stock dividends	—	—	—	—	—	(1,626,900)	(1,626,900)
Accretion of discount on preferred stock	420,829	—	—	—	—	(420,829)	—
Repurchase of preferred shares (7,120 shares)	(6,971,766)	—	—	—	—	363,699	(6,608,067)
Repurchase of common stock warrant	—	—	—	(1,110,000)	—	—	(1,110,000)
Stock options exercised (84,456 shares)	—	—	297,390	206,032	—	—	503,422
Stock option and award expense	—	—	—	1,179,683	—	—	1,179,683
Commission on shares purchased for dividend reinvestment plan	—	—	—	(22,013)	—	—	(22,013)
Common stock issued under employee compensation plans, net (248,032 shares)	—	—	523,265	(908,969)	—	—	(385,704)
Purchase of equity trust shares from Treasury, net (10,327 shares)	—	—	—	339,517	—	—	339,517
Distribution of equity trust shares (141,606 shares)	—	—	1,248,965	(1,248,965)	—	—	—
Amortization of equity trust expense	—	—	—	234,588	—	—	234,588
Tax cost from release of equity shares	—	—	—	(59,749)	—	—	(59,749)
Excess tax benefit from stock-based compensation	—	—	—	3,081	—	—	3,081
BALANCE, SEPTEMBER 30, 2012	24,976,239	130,687	(15,939,378)	56,849,475	21,475	52,128,674	118,167,172
Net income	—	—	—	—	—	9,809,059	9,809,059
Other comprehensive loss	—	—	—	—	(47,015)	—	(47,015)
Common stock dividends ($0.38 per share)	—	—	—	—	—	(4,326,992)	(4,326,992)
Preferred stock dividends	—	—	—	—	—	(1,234,529)	(1,234,529)
Accretion of discount on preferred stock	307,647	—	—	—	—	(307,647)	—
Repurchasse of preferred shares (8,030 shares)	(7,973,803)	—	—	—	—	22,604	(7,951,199)
Stock options exercised (23,400 shares)	—	—	92,122	118,239	—	—	210,361
Stock option and award expense	—	—	—	1,222,419	—	—	1,222,419
Common stock issued (13,653 shares)	—	136	—	(136)	—	—	—
Common stock issued under employee compensation plans, net (15,622 shares)	—	—	(472,329)	252,053	—	—	(220,276)
Commission on shares purchased for dividend reinvestment plan	—	—	—	(24,027)	—	—	(24,027)
Purchase of equity trust shares from Treasury, net (42,151 shares)	—	—	—	566,527	—	—	566,527
Distribution of equity trust shares (57,442 shares)	—	—	468,544	(783,643)	—	—	(315,099)
Amortization of equity trust expense	—	—	—	159,203	—	—	159,203
Tax benefit from release of equity shares	—	—	—	42,462	—	—	42,462
BALANCE, SEPTEMBER 30, 2013	$17,310,083	$130,823	$(15,851,041)	$58,402,572	$(25,540)	$56,091,169	$116,058,066

See accompanying notes to the consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

YEAR ENDED SEPTEMBER 30, 2014

	Preferred				Accumulated
	Stock,			Additional	Other
	Net of	Common	Treasury	Paid-In	Comprehensive	Retained
	Discount	Stock	Stock	Capital	Loss	Earnings	Total

BALANCE, SEPTEMBER 30, 2013	$17,310,083	$130,823	$(15,851,041)	$58,402,572	$(25,540)	$56,091,169	$116,058,066
Net income	—	—	—	—	—	11,033,362	11,033,362
Other comprehensive loss	—	—	—	—	(670)	—	(670)
Common stock dividends ($0.38 per share)	—	—	—	—	—	(4,384,655)	(4,384,655)
Commission on shares purchased for dividend reinvestment plan	—	—	—	(19,802)	—	—	(19,802)
Preferred stock dividends	—	—	—	—	—	(705,520)	(705,520)
Accretion of discount on preferred stock	77,917	—	—	—	—	(77,917)	—
Repurchase of preferred shares (10,000 shares)	(10,000,000)	—	—	—	—	—	(10,000,000)
Redemption of preferred shares (6,653 shares)	(6,653,000)				—	—	(6,653,000)
Exchange of preferred shares (735 shares) for common shares (68,818 shares)	(735,000)	—	340,511	421,304	—	(26,815)	—
Stock options exercised (21,900 shares)	—	—	141,159	52,007	—	—	193,166
Stock option and award expense	—	—	—	(7,669)	—	—	(7,669)
Common stock issued (604,542 shares)	—	—	3,421,039	3,189,637	—	—	6,610,676
Common stock issued under employee compensation plans (40,904 shares)	—	(2)	208,961	(93,956)	—	—	115,003
Forfeiture of restricted common stock (102,779 shares)	—	—	(752,676)	752,676	—	—	—
Common stock surrendered to satisfy tax withholding obligations of stock-based compensation (15,830 shares)	—	—	(172,630)	—	—	—	(172,630)
Disbribution of equity trust shares (803 shares)	—	—	7,235	(7,235)	—	—	—
Amortization of equity trust expense	—	—	—	55,307	—	—	55,307
Excess tax expense from stock-based compensation	—	—	—	(6,171)	—	—	(6,171)
Tax benefit from release of equity shares	—	—	—	673	—	—	673

BALANCE, SEPTEMBER 30, 2014	$—	$130,821	$(12,657,442)	$62,739,343	$(26,210)	$61,929,624	$112,116,136

See accompanying notes to the consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED SEPTEMBER 30, 2014, 2013 AND 2012

	2014	2013	2012

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$11,033,362	$9,809,059	$9,829,688
Adjustments to reconcile net income to net cash from operating activities:
Depreciation, amortization and accretion:
Premises and equipment	2,077,120	1,975,944	1,988,670
Net deferred loan costs	1,709,617	1,739,472	2,081,675
Debt and mortgage-backed securities premiums and discounts, net	130,779	446,776	342,962
Equity trust expense	55,307	159,203	234,588
Stock option and award (benefit) expense	(7,669)	1,222,419	1,179,683
Provision for loan losses	1,210,000	12,090,000	14,450,000
(Recovery of) provision for losses on real estate acquired in settlement of loans	(344,859)	1,770,126	3,175,919
Gains on sales of real estate acquired in settlement of loans	(221,036)	(487,251)	(426,868)
Originations of mortgage loans held for sale	(736,293,101)	(1,305,191,000)	(1,402,335,941)
Proceeds from sales of mortgage loans held for sale	746,388,724	1,408,575,064	1,330,605,283
Gain on sale of loans held for sale	(4,764,724)	(12,794,064)	(8,125,283)
Increase in cash value of bank-owned life insurance	(922,897)	(903,177)	(1,001,608)
Decrease in deferred tax asset	1,571,391	1,068,257	1,134,145
Common stock issued under employee compensation plan	115,003	99,997	100,000
Excess tax expense (benefit) from stock-based compensation	6,171	—	(3,081)
Tax (benefit) expense for release of equity trust shares	(673)	(42,462)	59,749
Decrease in accrued expenses	(351,500)	(11,715)	(19,719)
Increase (decrease) in current income taxes payable	1,074,570	(463,155)	1,393,980
Changes in other assets and liabilities	(366,254)	5,089,942	(11,397)
Net adjustments	11,065,969	114,344,376	(55,177,243)
Net cash provided by (used in) operating activities	22,099,331	124,153,435	(45,347,555)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from:
Maturities of debt securities held to maturity	25,000,000	—	—
Maturities of debt securities available for sale	58,255,000	72,785,000	43,200,000
Principal payments on mortgage-backed securities	1,052,573	1,413,554	3,961,106
Redemption of Federal Home Loan Bank stock	19,801,600	18,840,800	5,312,900
Sales of real estate acquired in settlement of loans receivable	5,506,995	13,708,908	5,518,983
Sales of equipment	8,974	25,363	13,562
Purchases of:
Debt securities held to maturity	(50,123,099)	—	—
Debt securities available for sale	(32,536,680)	(90,353,709)	(50,605,230)
Federal Home Loan Bank stock	(23,292,000)	(18,059,600)	(7,771,100)
Premises and equipment	(1,486,332)	(1,444,443)	(1,960,043)
Net (increase) decrease in loans receivable	(122,458,446)	(14,693,092)	25,511,104
Cash paid for equity in joint venture	(58,000)	—	—
Cash received from equity in joint venture	—	60,000	—
Net cash (used in) provided by investing activities	$(120,329,415)	$(17,717,219)	$23,181,282

	2014	2013	2012

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase (decrease) in deposits	$10,841,505	$(70,886,719)	$(21,470,597)
Net (decrease) increase in overnight retail repurchase agreements	(1,692,827)	14,501,454	1,625,457
Proceeds from (repayment of) Federal Home Loan Bank advances, net	89,900,000	(11,000,000)	60,000,000
Proceeds received from term loan	10,000,000	—	—
Payments on term loan	(750,000)	—	—
Net increase (decrease) in advance payments by borrowers for taxes and insurance	309,184	(1,724,526)	643,467
Proceeds from stock options exercised	193,166	210,361	503,422
Issuance of treasury shares to equity trust	—	566,527	339,517
Excess tax (benefit) expense from stock-based compensation	(6,171)	—	3,081
Tax expense (benefit) for release of equity trust shares	673	42,462	(59,749)
Repurchase of preferred shares, net	(10,000,000)	(7,951,199)	(6,608,067)
Redemption of preferred shares	(6,653,000)	—	—
Repurchase of common stock warrant	—	—	(1,110,000)
Dividends paid on common stock	(4,384,655)	(4,326,992)	(4,301,725)
Dividends paid on preferred stock	(705,520)	(1,234,529)	(1,626,900)
Proceeds from issuance of common stock	6,610,676	—	—
Commission on shares purchased for dividend reinvestment plan	(19,802)	(24,027)	(22,013)
Common stock surrendered to satisfy tax withholding obligations of stock-based compensation	(172,630)	(635,372)	(485,704)

Net cash provided by (used in) financing activities	93,470,599	(82,462,560)	27,430,189

Net (decrease) increase in cash and cash equivalents	(4,759,485)	23,973,656	5,263,916

Cash and cash equivalents at beginning of year	86,308,578	62,334,922	57,071,006

Cash and cash equivalents at end of year	$81,549,093	$86,308,578	$62,334,922

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest on deposits	$3,631,707	$5,190,095	$7,356,332
Interest on borrowed money	1,218,975	971,118	918,582
Interest on subordinated debentures	495,609	509,857	541,114
Cash paid during the year for interest	5,346,291	6,671,070	8,816,028
Income taxes, net	2,591,734	4,120,217	1,804,742

NON-CASH ACTIVITIES:
Real estate acquired in settlement of loans receivable	4,687,842	8,869,377	5,625,640
Loans to facilitate the sale of real estate acquired in settlement of loans receivable	339,200	1,435,050	2,123,252
Exchange of preferred share for common shares	735,000	—	—

See accompanying notes to the consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2014, 2013 AND 2012

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

The Company, through the Bank, operates in a single business segment, which is a community-oriented financial institution providing traditional financial services through the operation of thirteen full-service bank locations in the St. Louis metropolitan area and loan production offices in the St. Louis, Kansas City, Chicago and Denver metropolitan areas, mid-Missouri, southwestern Missouri, eastern Kansas, Omaha, Nebraska, and Council Bluffs, Iowa.  The Bank is engaged primarily in the business of attracting deposits from the general public and using these and other funds to originate a variety of residential, commercial and consumer loans within the Bank’s lending market areas. The Bank is an approved lender/servicer for the Federal Housing Administration (“FHA”), the Veterans Administration (“VA”), the United States Department of Agriculture, as well as for various low-income or first-time home buyer programs offered by agencies in the states in which the Bank operates.

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

Capital Stock of the Federal Home Loan Bank - Capital stock of the Federal Home Loan Bank of Des Moines is required for membership in the FHLB and is carried at cost.  The Bank must maintain a specified level of investment in FHLB stock based upon the amount of its outstanding FHLB borrowings.  The value of FHLB stock is based upon the recoverability of the par value.  In determining the recoverability of this investment, the Company considered the structure of the FHLB system, which enables the regulator of the FHLBs to reallocate debt among the members, so each individual FHLB has a potential obligation to repay the consolidated obligations issued by other FHLB members.  In addition, the regulator for the FHLB system oversees changes to management, management practices and balance sheet management at the FHLB.  Finally, the liquidity position of the FHLB has been strengthened with the support of the U.S. Treasury, which established a lending facility designed to provide secured funding on an as-needed basis to government-sponsored enterprises, such as the FHLB.  The Company continues to monitor this investment for recoverability, but as of September 30, 2014, believed that it would recover the par value of the FHLB stock.

Mortgage Loans Held for Sale — Mortgage loans held for sale consist of loans that management does not intend to hold until maturity and are reflected at the lower of cost or fair value.  Such loans are generally committed to be sold to investors on a best-efforts basis with servicing released. Accordingly, fair values for such loans are based on commitment prices. Gains or losses on loan sales are realized at the time of sale and are determined by the difference between net sales proceeds and the principal balance of the loans sold, adjusted for net deferred loan fees or costs. Loan origination and commitment fees, net of certain direct loan origination costs, are deferred as an adjustment to the carrying value of the loan until it is sold.

Loans Receivable - Loans receivable are stated at the principal amounts outstanding adjusted for premiums, discounts, deferred loan fees and costs, loans in process and the allowance for loan losses.  Loan origination and commitment fees on originated loans, net of certain direct loan origination costs, are deferred and amortized to interest income using the level-yield method over the estimated lives of the related loans. Interest on loans is accrued based upon the principal amounts outstanding. Refer to Note 4, Loans Receivable and Allowance for Loan Losses, for summaries of the Company’s accounting policies regarding impaired loans and the related recognition of interest income, troubled debt restructurings and the allowance for loan losses.

Real Estate Acquired in Settlement of Loans - Real estate acquired as a result of foreclosure or by deed-in-lieu of foreclosure is initially recorded at the lower of its cost, which is the unpaid principal balance of the related loan plus foreclosure costs, or fair value less estimated selling costs. Any write-down to fair value at the time the property is acquired is recorded as a charge-off to the allowance for loan losses.  Any decline in the fair value of the property subsequent to acquisition is charged to non-interest expense and credited to the valuation allowance for real estate acquired in settlement of loans.  Refer to Note 19, Fair Value Measurements, for additional information regarding how fair values are determined.

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

Interest Rate Lock Commitments:  Commitments to originate loans to be held for sale (interest rate lock commitments), which primarily consist of commitments to originate fixed-rate residential mortgage loans, are recorded at fair value.  Changes in the fair value of interest rate lock commitments are recognized in non-interest income on a quarterly basis and are recorded as an adjustment to the carrying value of the loan once funded.

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

Goodwill - Goodwill represents the amount of acquisition cost over the fair value of net assets acquired in the purchase of another financial institution.  The Company reviews goodwill for impairment at least annually or more frequently if events or changes in circumstances indicate that the carrying value of the asset might be impaired.  Impairment is determined by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill.  If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.  Any such adjustments are reflected in the results of operations in the periods in which they become known.  After a goodwill impairment loss is recognized, the adjusted carrying amount of goodwill becomes its new accounting basis.  No such impairment losses were recognized during any of the years in the three-year period ended September 30, 2014.

Stock-Based Compensation - The Company maintains a number of stock-based incentive programs, which are discussed in more detail in Note 15.  All stock-based compensation is recognized as an expense in the consolidated financial statements based on the fair value of the award.

Income Taxes — Current income tax expense approximates taxes to be paid or refunded for the current period. Deferred income tax expense is computed using the balance sheet method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and recognizes enacted changes in tax rates and laws in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized subject to management’s judgment that realization is more likely than not. An uncertain tax position that meets the “more likely than not” recognition threshold is measured to determine the amount of benefit to recognize. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Interest and penalties are recognized as a component of income tax expense.

2.                      EARNINGS PER SHARE

Basic earnings per share is computed using the weighted average number of common shares outstanding. The effect of potential dilutive securities is included in diluted earnings per share. The computations of basic and diluted earnings per share are presented in the following table.

	Years Ended September 30,
	2014	2013	2012

Net income	$11,033,362	$9,809,059	$9,829,688

Add (less):
(Loss) benefit from repurchase of preferred stock, net	(26,815)	22,604	363,699
Preferred dividends declared	(705,520)	(1,234,529)	(1,626,900)
Accretion of discount on preferred stock	(77,917)	(307,647)	(420,829)
Income available for common shares	$10,223,110	$8,289,487	$8,145,658

Weighted average common shares outstanding - basic	11,154,695	10,892,136	10,679,091
Effect of dilutive securities:
Treasury stock held in equity trust - unvested shares	205,257	192,851	271,779
Equivalent shares - employee stock options and awards	210,081	47,954	42,992
Weighted average common shares outstanding - diluted	11,570,033	11,132,941	10,993,862

Earnings per share:
Basic	$0.92	$0.76	$0.76
Diluted	0.88	0.74	0.74

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

Options to purchase common shares totaling 389,824, 450,758, and 579,891 were excluded from the computations of diluted earnings per share for the years ended September 30, 2014, 2013 and 2012, respectively, because the exercise price of the options, when combined with the effect of the unamortized compensation expense, were greater than the average market price of the common shares and were considered anti-dilutive.

3.              DEBT AND MORTGAGE-BACKED SECURITIES

The amortized cost and estimated fair value of debt and mortgage-backed securities held to maturity and available for sale at September 30, 2014 and 2013 are summarized as follows:

	September 30, 2014
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
HELD TO MATURITY:

Debt obligations of U.S. Treasury	$5,004,751	$3,061	$—	$5,007,812
Debt obligations of government-sponsored entities	20,078,936	2,107	(14,267)	20,066,776
Mortgage-backed securities:
Ginnie Mae	44,619	1,274	(1)	45,892
Fannie Mae	3,219,744	152,428	—	3,372,172
Collateralized mortgage obligations:
Freddie Mac	3,619	31	—	3,650

Total held to maturity	$28,351,669	$158,901	$(14,268)	$28,496,302

Weighted average yield at end of year	0.58%

AVAILABLE FOR SALE:
Debt obligations of government-sponsored entities	$12,943,684	$1,428	$(47,554)	$12,897,558
Mortgage-backed securities:
Ginnie Mae	178,197	3,851	—	182,048
Total available for sale	$13,121,881	$5,279	$(47,554)	$13,079,606

Weighted average yield at end of year	0.63%

	September 30, 2013
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
HELD TO MATURITY:
Mortgage-backed securities:
Ginnie Mae	$63,961	$2,250	$—	$66,211
Fannie Mae	4,225,929	240,972	—	4,466,901
Collateralized mortgage obligations:
Freddie Mac	4,206	41	—	4,247

Total held to maturity	$4,294,096	$243,263	$—	$4,537,359

Weighted average yield at end of year	3.72%

AVAILABLE FOR SALE:
Debt obligations of U.S. Treasury	$9,038,947	$3,240	$—	$9,042,187
Debt obligations of government-sponsored entities	29,698,954	5,059	(55,302)	29,648,711
Mortgage-backed securities:
Ginnie Mae	220,126	5,809	—	225,935
Total available for sale	$38,958,027	$14,108	$(55,302)	$38,916,833

Weighted average yield at end of year	0.32%

The following summary displays the length of time debt and mortgage-backed securities were in a continuous unrealized loss position as of September 30, 2014 and 2013.  Based on the existing facts and circumstances, the Company determined that no other-than-temporary impairment exists.  In addition, the Company has no intent to sell any securities in unrealized loss positions prior to their recovery and it is not more-likely-than-not that the Company would be required to sell such securities.  Further, the Company believes the deterioration in value is attributable to changes in market interest rates and not the credit quality of the issuer.

	September 30, 2014
	Less than 12 months		12 months or more		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

Held to Maturity:
Debt obligations of government-sponsored entities	$15,064,137	$14,267	$—	$—	$15,064,137	$14,267
Mortgage-backed securities
Ginnie Mae	2,658	1	—	—	2,658	1
Available for Sale:
Debt obligations of government-sponsored entities	4,999,806	14,362	2,891,808	33,192	7,891,614	47,554

Total	$20,066,601	$28,630	$2,891,808	$33,192	$22,958,409	$61,822

September 30, 2013
	Less than 12 months		12 months or more		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

Available for Sale:
Debt obligations of government-sponsored entities	$19,203,205	$55,302	$—	$—	$19,203,205	$55,302

Debt and mortgage-backed securities with carrying values totaling approximately $35.2 million and $42.7 million at September 30, 2014 and 2013, respectively, were pledged to secure deposits of public entities, trust funds and retail repurchase agreements, and for other purposes as required by law.

The amortized cost and fair values of held-to-maturity and available-for-sale debt and mortgage-backed securities at September 30, 2014, by contractual maturity, are shown below.

	Held to Maturity		Available for Sale
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
Term to maturity:
One year or less	$15,004,828	$15,009,426	$—	$—
Over one through five years	10,123,481	10,111,056	12,943,684	12,897,558
Over five through ten years	141,104	142,580	78,089	81,940
Over ten years	3,082,256	3,233,240	100,108	100,108
Tota1	$28,351,669	$28,496,302	$13,121,881	$13,079,606

Actual maturities of mortgage-backed securities may differ from scheduled maturities depending on the repayment characteristics and experience of the underlying financial instruments.

There were no proceeds from sales of available-for-sale securities during the years ended September 30, 2014, 2013 and 2012.

4.              LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES

Loans receivable at September 30, 2014 and 2013 are summarized as follows:

	2014	2013
Single-family residential:
Residential first mortgage	$273,370,228	$212,357,311
Residential second mortgage	39,554,425	43,208,366
Home equity lines of credit	90,179,064	110,905,455
Total single-family residential	403,103,717	366,471,132
Commercial:
Commercial and multi-family real estate:
Owner-occupied	134,609,203	110,486,449
Non-owner occupied	261,948,139	237,516,168
Land acquisition and development	37,051,375	40,430,063
Real estate construction and development	46,777,239	20,548,621
Commercial and industrial	235,296,970	226,263,371
Total commercial	715,682,926	635,244,672
Consumer and installment	4,024,628	3,326,428
	1,122,811,271	1,005,042,232
Add (less):
Deferred loan costs	4,669,148	3,188,386
Loans in process	(640,508)	(1,256,236)
Allowance for loan losses	(15,978,421)	(18,306,114)

Total	$1,110,861,490	$988,668,268

Weighted average rate at end of year	4.11%	4.45%

The Bank has made loans to officers and directors in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing for comparable transactions with other customers and did not, in the opinion of management, involve more than normal credit risk at the time of origination.

Changes in loans to executive officers and directors for the years ended September 30, 2014 and 2013 are summarized as follows:

Balance, September 30, 2012	$1,077,371
Additions	1,125,408
Repayments	(669,534)
Balance, September 30, 2013	1,533,245
Additions	1,017,031
Repayments	(1,004,425)
Other changes	112,346
Balance, September 30, 2014	$1,658,197

Other changes represent changes in the composition of executive officers and directors that occurred during the year ended September 30, 2014.  Home equity lines of credit to executive officers and directors totaled $809,000, of which $106,000 had been disbursed as of September 30, 2014.

At September 30, 2014, and 2013, the Bank was servicing loans for others totaling approximately $4.9 million and $6.4 million, respectively. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income is recorded on the accrual basis and includes servicing fees received from investors and certain charges collected from borrowers.

Allowance for Loan Losses

The Company maintains an allowance for loan losses to absorb probable losses in the Company’s loan portfolio.  Loan charge-offs are charged against and recoveries are credited to the allowance.  Provisions for loan losses are charged to income and credited to the allowance in an amount necessary to maintain an adequate allowance given the risks identified in the entire portfolio.  The allowance is comprised of specific allowances on impaired loans (assessed for loans that have known credit weaknesses) and pooled or general allowances based on a number of factors discussed below, including historical loan loss experience for each loan type.  The allowance is based upon management’s estimates of probable losses inherent in the entire loan portfolio.

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

For purposes of determining the general allowance for loan losses, the Company has segmented its loan portfolio into the following pools (or segments) that have similar risk characteristics: residential loans, commercial loans and consumer loans.  Loans within these segments are further divided into subsegments, or classes, based on the associated risks within these subsegments. Residential mortgage loans are divided into three classes, including single-family first mortgage loans, single-family second mortgage loans and home equity lines of credit.  Commercial loans are divided into four classes, including land acquisition and development loans, real estate construction and development loans, commercial and multi-family real estate loans, and commercial and industrial loans.  Consumer loans are not subsegmented because of the small balance in this segment.

The following is a summary of the significant risk characteristics for each segment of loans:

Residential mortgage loans are secured by one- to four-family residential properties with loan-to-value ratios at the time of origination generally equal to 80% or less.  Loans with loan-to-value ratios of greater than 80% at the time of origination generally require private mortgage insurance.  Second mortgage loans and home equity lines of credit generally involve greater credit risk than first mortgage loans because they are secured by mortgages that are subordinate to the first mortgage on the property.  If the borrower is forced into foreclosure, the Company will receive no proceeds from the sale of the property until the first mortgage loan has been completely repaid.  Second mortgage loans and home equity lines of credit often have high loan-to-value ratios when combined with the first mortgage loan on the property.  Loans with high combined loan-to-value ratios will be more sensitive to declining property values than loans with lower combined loan-to-value ratios, and therefore, may experience a higher incidence of default and severity of losses.  Prior to 2008, the Company offered second mortgage loans that exceeded 80% combined loan-to-value ratios, which were priced with enhanced yields.  The Company continues to offer second mortgage loans, but only up to 80% of the collateral values and on a limited basis to credit-worthy borrowers.  However, the current underwriting guidelines are more stringent due to the adverse economic environment that existed over the past several years.  Since substantially all home equity lines of credit are originated in conjunction with the origination of first mortgage loans eligible for sale in the secondary market, and the Company typically does not service the related first mortgage loans if they are sold, the Company may be unable to track the delinquency status of the related first mortgage loans and whether such loans are at risk of foreclosure by others.

Home equity lines of credit are initially offered as “revolving” lines of credit whereby funds can be borrowed during a “draw” period. The only required payments during the draw period are scheduled monthly interest payments.  In previous years, the Company offered home equity lines of credit with ten-year maturities that included a draw period for the entire ten years. The full principal amount was due at the end of the draw period as a lump-sum balloon payment and no required monthly principal payments were due prior to maturity.  Beginning in 2012, the Company discontinued this product and began offering home equity lines of credit with 15-year maturities, including an initial five-year draw period requiring interest-only payments, followed by the required monthly payment of principal and interest on a fully-amortizing basis for the remaining ten-year term.  The conversion of a home equity line of credit to a fully amortizing basis presents an increased level of default risk to the Company since the borrower no longer has the ability to make principal draws on the line, and the amount of the required monthly payment could substantially increase to provide for scheduled repayment of principal and interest.  At September 30, 2014, all of the Company’s home equity lines of credit were in the interest-only payment phase and all of its second mortgage loans were fully amortizing.  The following table summarizes when home equity lines of credit at September 30, 2014 are scheduled to convert to a fully-amortizing basis:

Principal Balance
at September 30,
2014
(In thousands)

Amount converting to fully-amortizing basis during year ended September 30,
2015	$12,281
2016	16,623
2017	22,084
2018	28,061
2019	9,879
Thereafter	1,251
Total	$90,179

Commercial loans represent loans to varying types of businesses, including municipalities, school districts and nonprofit organizations, to finance real estate investments, support working capital, operational needs and term financing of equipment.  Repayment of such loans is generally provided through operating cash flows of the business.  Commercial and multi-family real estate loans include loans secured by real estate occupied by the borrower for ongoing operations, non-owner occupied real estate leased to one or more tenants and greater-than-four family apartment buildings.  Land acquisition and development loans are made to borrowers to fund infrastructure improvements to vacant land to create finished marketable residential and commercial lots or land.  Most land development loans are originated with the intent that the loans will be paid through the sale of developed lots or land by the developers generally within twelve months of the completion date.  Real estate construction and development loans include secured loans for the construction of residential properties by real estate professionals and, to a lesser extent, individuals, and business properties that often convert to a commercial real estate loan at the completion of the construction period.  Commercial and industrial loans include loans made to support working capital, operational needs and term financing of equipment and are generally secured by equipment, inventory, accounts receivable and personal guarantees of the owner.  Repayment of such loans is generally provided through operating cash flows of the business, with the liquidation of collateral as a secondary repayment source.

Consumer loans primarily include loans secured by savings accounts and automobiles.  Savings account loans are fully secured by restricted deposit accounts held at the Bank.  Automobile loans include loans secured by new and pre-owned automobiles.

In determining the allowance and the related provision for loan losses, the Company establishes valuation allowances based upon probable losses identified during the review of impaired loans. These estimates are based upon a number of factors, such as payment history, financial condition of the borrower, expected future cash flows and discounted collateral exposure.  For further information, see the discussion of impaired loans below.  In addition, all loans that are not evaluated individually for impairment and any individually evaluated loans determined not to be impaired are segmented into groups based on similar risk characteristics as described above.  Historical loss rates for each risk group, which are updated quarterly, are quantified using all recorded loan charge-offs and recoveries, changes in specific allowances on loans and real estate acquired through foreclosure, and any gains and losses on the final disposition of real estate acquired through or in lieu of foreclosure.  These historical loss rates for each risk group are used as the starting point to determine the level of the allowance.  The Company’s methodology includes risk factors that allow management to adjust its estimates of losses based on the most recent information available and to address other limitations in the quantitative component that is based on historical loss rates.  Such risk factors are generally reviewed and updated quarterly, as appropriate, and are adjusted to reflect actual changes and anticipated changes in national and local economic conditions and developments, the volume and severity of delinquent and internally classified loans, including the impact of scheduled loan maturities, conversion of home equity lines of credit to a fully amortizing basis, loan concentrations, assessment of trends in collateral values, assessment of changes in borrowers’ financial stability, and changes in lending policies and procedures, including underwriting standards and collections, charge-off and recovery practices.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses.  Such agencies may require the Company to modify its allowance for loan losses based on their judgment about information available to them at the time of their examination.

The following table summarizes the activity in the allowance for loan losses for the years ended September 30, 2014, 2013 and 2012:

	2014	2013	2012
Balance, beginning of year	$18,306,114	$17,116,595	$25,713,622
Provision charged to expense	1,210,000	12,090,000	14,450,000
Charge-offs:
Single-family residential loans:
Residential first mortgage	1,771,410	3,364,443	8,034,624
Residential second mortgage	618,306	1,632,770	2,696,028
Home equity lines of credit	1,577,280	2,401,726	6,028,622
Total single-family residential loans	3,966,996	7,398,939	16,759,274
Commercial loans:
Commercial and multi-family real estate	15,215	1,012,650	4,050,492
Land acquisition and development	1,882,765	73,094	261,725
Real estate construction and development	—	259,743	298,045
Commercial and industrial	995	6,833,856	2,067,253
Total commercial loans	1,898,975	8,179,343	6,677,515
Consumer and installment	127,673	107,094	215,456
Total charge-offs	5,993,644	15,685,376	23,652,245
Recoveries:
Single-family residential loans:
Residential first mortgage	396,557	79,968	81,260
Residential second mortgage	91,735	232,353	103,321
Home equity lines of credit	323,046	544,177	150,146
Total single-family residential loans	811,338	856,498	334,727
Commercial loans:
Commercial and multi-family real estate	764,868	1,638,249	113,837
Land acquisition and development	600	23,160	7,716
Real estate construction and development	260	1,800,303	10,200
Commercial and industrial	848,122	421,464	117,405
Total commercial loans	1,613,850	3,883,176	249,158
Consumer and installment	30,763	45,221	21,333
Total recoveries	2,455,951	4,784,895	605,218
Net charge-offs	3,537,693	10,900,481	23,047,027
Balance, end of year	$15,978,421	$18,306,114	$17,116,595

The following table summarizes, by loan portfolio segment, the changes in the allowance for loan losses for the years ended September 30, 2014 and 2013, respectively.

	September 30, 2014
	Residential
	Real Estate	Commercial	Consumer	Unallocated	Total
Activity in allowance for loan losses:
Balance, beginning of year	$9,973,713	$8,110,926	$24,947	$196,528	$18,306,114
Provision charged (credit) to expense	853,386	258,807	100,760	(2,953)	1,210,000
Charge-offs	(3,966,996)	(1,898,975)	(127,673)	—	(5,993,644)
Recoveries	811,338	1,613,850	30,763	—	2,455,951
Balance, end of year	$7,671,441	$8,084,608	$28,797	$193,575	$15,978,421

	September 30, 2013
	Residential
	Real Estate	Commercial	Consumer	Unallocated	Total
Activity in allowance for loan losses:
Balance, beginning of year	$9,348,111	$7,633,303	$28,272	$106,909	$17,116,595
Provision charged to expense	7,168,043	4,773,790	58,548	89,619	12,090,000
Charge-offs	(7,398,939)	(8,179,343)	(107,094)	—	(15,685,376)
Recoveries	856,498	3,883,176	45,221	—	4,784,895
Balance, end of year	$9,973,713	$8,110,926	$24,947	$196,528	$18,306,114

The following table summarizes the information regarding the balance in the allowance and the recorded investment in loans by impairment method as of September 30, 2014 and 2013, respectively.

	September 30, 2014
	Residential
	Real Estate	Commercial	Consumer	Unallocated	Total
Allowance balance at end of year based on:
Loans individually evaluated for impairment	$1,048,993	$149,631	$—	$—	$1,198,624
Loans collectively evaluated for impairment	6,622,448	7,934,977	28,797	193,575	14,779,797
Loans acquired with deteriorated credit quality	—	—	—	—	—
Total balance, end of year	$7,671,441	$8,084,608	$28,797	$193,575	$15,978,421

Recorded investment in loans receivable at end of year:
Total loans receivable	$406,213,818	$716,595,562	$4,030,531		$1,126,839,911
Loans receivable individually evaluated for impairment	16,915,315	10,222,559	14,618		27,152,492
Loans receivable collectively evaluated for impairment	389,298,503	706,373,003	4,015,913		1,099,687,419
Loans receivable acquired with deteriorated credit quality	—	—	—		—

	September 30, 2013
	Residential
	Real Estate	Commercial	Consumer	Unallocated	Total
Allowance balance at end of year based on:
Loans individually evaluated for impairment	$1,852,701	$536,529	$16,487	$—	$2,405,717
Loans collectively evaluated for impairment	8,121,012	7,574,397	8,460	196,528	15,900,397
Loans acquired with deteriorated credit quality	—	—	—	—	—
Total balance, end of year	$9,973,713	$8,110,926	$24,947	$196,528	$18,306,114

Recorded investment in loans receivable at end of year:
Total loans receivable	$368,073,208	$636,138,165	$2,763,009		$1,006,974,382
Loans receivable individually evaluated for impairment	18,902,744	8,758,681	106,724		27,768,149
Loans receivable collectively evaluated for impairment	349,170,464	627,379,484	2,656,285		979,206,233
Loans receivable acquired with deteriorated credit quality	—	—	—		—

Impaired Loans

The following is a summary of the unpaid principal balance and recorded investment of impaired loans as of September 30, 2014 and 2013.  The unpaid principal balances and recorded investments have been reduced by all partial charge-offs of the related loans to the allowance for loan losses.  The recorded investment of certain loan categories exceeds the unpaid principal balance of such categories as the result of the deferral and capitalization of certain direct loan origination costs, net of any origination fees collected, under Accounting Standards Codification (“ASC”) Topic 310-20-30.

	September 30, 2014		September 30, 2013
	Unpaid		Unpaid
	Principal		Principal
	Balance		Balance
	Net of	Recorded	Net of	Recorded
	Charge-offs	Investment	Charge-offs	Investment
Classified as non-performing loans: (1)
Non-accrual loans	$10,397,909	$10,453,775	$9,752,803	$9,812,044
Troubled debt restructurings current under restructured terms	10,985,340	11,068,219	11,305,093	11,371,198
Troubled debt restructurings past due under restructured terms	5,589,008	5,630,498	6,549,904	6,584,907
Total non-performing loans	26,972,257	27,152,492	27,607,800	27,768,149
Troubled debt restructurings returned to accrual status	18,963,927	19,053,073	23,418,016	23,528,528
Total impaired loans	$45,936,184	$46,205,565	$51,025,816	$51,296,677

(1) All non-performing loans at September 30, 2014 and 2013 were classified as non-accrual.

A loan is considered to be impaired when, based on current information and events, management determines that the Company will be unable to collect all amounts due according to the loan contract, including scheduled interest payments.  When a loan is identified as impaired, the amount of impairment loss is measured based on either the present value of expected future cash flows, discounted at the loan’s effective interest rate, or for collateral-

dependent loans, observable market prices or the current fair value of the collateral.  See Impaired Loans under Note 19, Fair Value Measurements.  If the amount of impairment loss is measured based on the present value of expected future cash flows, the entire change in present value is recorded in the provision for loan losses.  If the fair value of the collateral is used to measure impairment of a collateral-dependent loan and repayment or satisfaction of the loan is dependent on the sale of the collateral, the fair value of the collateral is adjusted to consider estimated costs to sell.  However, if repayment or satisfaction of the loan is dependent only on the operation, rather than the sale of the collateral, the measurement of impairment does not incorporate estimated costs to sell the collateral.  If the value of the impaired loan is determined to be less than the recorded investment in the loan (net of previous charge-offs, deferred loan fees or costs and unamortized premium or discount), an impairment charge is recognized through a provision for loan losses.  The following table summarizes the principal balance, net of amounts charged off, of impaired loans at September 30, 2014 and 2013 by the impairment method used.

	2014	2013
	(In thousands)
Fair value of collateral method	$34,508	$39,691
Present value of cash flows method	11,428	11,335
Total impaired loans	$45,936	$51,026

Loans considered for individual impairment analysis include loans that are past due, loans that have been placed on non-accrual status, troubled debt restructurings, loans with internally assigned credit risk ratings that indicate an elevated level of risk, and loans that management has knowledge of or concerns about the borrower’s ability to pay under the contractual terms of the note.  Residential and consumer loans to be evaluated for impairment are generally identified through a review of loan delinquency reports, internally-developed risk classification reports, and discussions with the Bank’s loan collectors.  Commercial loans evaluated for impairment are generally identified through a review of loan delinquency reports, internally-developed risk classification reports, discussions with loan officers, discussions with borrowers, periodic individual loan reviews and local media reports indicating problems with a particular project or borrower.  Commercial loans are individually reviewed and assigned a credit risk rating periodically by the internal loan committee.  See discussion of credit quality below.

The following tables contain a summary of the unpaid principal balances of impaired loans segregated by loans that had partial charge-offs recorded and loans with no partial charge-offs recorded, and the related recorded investments and allowance for loan losses as of September 30, 2014 and 2013.  The recorded investments have been reduced by all partial charge-offs.

	September 30, 2014
	Loans with Partial Charge-offs Recorded			Unpaid	Total
			Unpaid	Principal	Unpaid	Total
			Principal	Balance	Principal	Recorded
		Less	Balance	of Loans	Balance	Investment	Related
	Unpaid	Amount of	Net of	With No	Net of	Net of	Allowance
	Principal	Partial	Partial	Partial	Partial	Partial	For Loan
	Balance	Charge-offs	Charge-offs	Charge-offs	Charge-offs	Charge-offs	Losses
WITH NO RELATED ALLOWANCE RECORDED:
Single-family residential loans:
Residential first mortgage	$4,765,925	$2,147,646	$2,618,279	$16,127,230	$18,745,509	$18,922,860	$—
Residential second mortgage	919,433	521,046	398,387	2,730,620	3,129,007	3,160,090	—
Home equity lines of credit	734,388	339,195	395,193	2,817,687	3,212,880	3,212,880	—
Total single-family residential loans	6,419,746	3,007,887	3,411,859	21,675,537	25,087,396	25,295,830	—
Commercial loans:
Commercial and multi-family real estate	5,159,458	1,529,856	3,629,602	5,895,832	9,525,434	9,541,447	—
Land acquisition and development	4,643,113	870,436	3,772,677	—	3,772,677	3,772,677	—
Real estate construction and development	298,977	259,743	39,234	—	39,234	39,320	—
Commercial and industrial	2,224,473	1,079,699	1,144,774	1,364,237	2,509,011	2,512,450	—
Total commercial loans	12,326,021	3,739,734	8,586,287	7,260,069	15,846,356	15,865,894	—
Consumer and installment	107,963	93,842	14,121	47,298	61,419	61,919	—
Total	18,853,730	6,841,463	12,012,267	28,982,904	40,995,171	41,223,643	—

WITH AN ALLOWANCE RECORDED:
Single-family residential loans:
Residential first mortgage	119,788	18,550	101,238	3,673,398	3,774,636	3,808,508	759,169
Residential second mortgage	32,200	57	32,143	521,855	553,998	559,333	191,206
Home equity lines of credit	—	—	—	104,618	104,618	104,618	98,618
Total single-family residential loans	151,988	18,607	133,381	4,299,871	4,433,252	4,472,459	1,048,993
Commercial loans:
Commercial and multi-family real estate	—	—	—	26,227	26,227	26,502	14,227
Land acquisition and development	—	—	—	—	—	—	—
Real estate construction and development	—	—	—	—	—	—	—
Commercial and industrial	—	—	—	481,534	481,534	482,961	135,404
Total commercial loans	—	—	—	507,761	507,761	509,463	149,631
Consumer and installment	—	—	—	—	—	—	—
Total	151,988	18,607	133,381	4,807,632	4,941,013	4,981,922	1,198,624

TOTAL:
Single-family residential loans:
Residential first mortgage	4,885,713	2,166,196	2,719,517	19,800,628	22,520,145	22,731,368	759,169
Residential second mortgage	951,633	521,103	430,530	3,252,475	3,683,005	3,719,423	191,206
Home equity lines of credit	734,388	339,195	395,193	2,922,305	3,317,498	3,317,498	98,618
Total single-family residential loans	6,571,734	3,026,494	3,545,240	25,975,408	29,520,648	29,768,289	1,048,993
Commercial loans:
Commercial and multi-family real estate	5,159,458	1,529,856	3,629,602	5,922,059	9,551,661	9,567,949	14,227
Land acquisition and development	4,643,113	870,436	3,772,677	—	3,772,677	3,772,677	—
Real estate construction and development	298,977	259,743	39,234	—	39,234	39,320	—
Commercial and industrial	2,224,473	1,079,699	1,144,774	1,845,771	2,990,545	2,995,411	135,404
Total commercial loans	12,326,021	3,739,734	8,586,287	7,767,830	16,354,117	16,375,357	149,631
Consumer and installment	107,963	93,842	14,121	47,298	61,419	61,919	—
Total	$19,005,718	$6,860,070	$12,145,648	$33,790,536	$45,936,184	$46,205,565	$1,198,624

	September 30, 2013
	Loans with Partial Charge-offs Recorded			Unpaid	Total
			Unpaid	Principal	Unpaid	Total
			Principal	Balance	Principal	Recorded
		Less	Balance	of Loans	Balance	Investment	Related
	Unpaid	Amount of	Net of	With No	Net of	Net of	Allowance
	Principal	Partial	Partial	Partial	Partial	Partial	For Loan
	Balance	Charge-offs	Charge-offs	Charge-offs	Charge-offs	Charge-offs	Losses
WITH NO RELATED ALLOWANCE RECORDED:
Single-family residential loans:
Residential first mortgage	$4,817,704	$1,892,403	$2,925,301	$22,621,982	$25,547,283	$25,712,587	$—
Residential second mortgage	961,909	473,023	488,886	2,648,996	3,137,882	3,154,434	—
Home equity lines of credit	709,439	290,032	419,407	2,715,868	3,135,275	3,135,274	—
Total single-family residential loans	6,489,052	2,655,458	3,833,594	27,986,846	31,820,440	32,002,295	—
Commercial loans:
Commercial and multi-family real estate	3,827,364	1,159,528	2,667,836	7,628,698	10,296,534	10,343,639	—
Land acquisition and development	57,523	14,879	42,644	—	42,644	43,706	—
Real estate construction and development	301,834	259,743	42,091	—	42,091	38,439	—
Commercial and industrial	2,239,375	1,434,034	805,341	1,459,460	2,264,801	2,275,433	—
Total commercial loans	6,426,096	2,868,184	3,557,912	9,088,158	12,646,070	12,701,217	—
Consumer and installment	121,830	93,842	27,988	111,912	139,900	140,480	—
Total	13,036,978	5,617,484	7,419,494	37,186,916	44,606,410	44,843,992	—

WITH AN ALLOWANCE RECORDED:
Single-family residential loans:
Residential first mortgage	286,226	68,947	217,279	3,574,340	3,791,619	3,823,190	1,068,205
Residential second mortgage	—	—	—	386,847	386,847	388,532	255,196
Home equity lines of credit	278,663	34,664	243,999	465,885	709,884	709,884	529,300
Total single-family residential loans	564,889	103,611	461,278	4,427,072	4,888,350	4,921,606	1,852,701
Commercial loans:
Commercial and multi-family real estate	1,251,458	141,660	1,109,798	36,915	1,146,713	1,146,988	351,047
Land acquisition and development	—	—	—	—	—	—	—
Real estate construction and development	—	—	—	—	—	—	—
Commercial and industrial	—	—	—	367,856	367,856	367,605	185,482
Total commercial loans	1,251,458	141,660	1,109,798	404,771	1,514,569	1,514,593	536,529
Consumer and installment	—	—	—	16,487	16,487	16,486	16,487
Total	1,816,347	245,271	1,571,076	4,848,330	6,419,406	6,452,685	2,405,717

TOTAL:
Single-family residential loans:
Residential first mortgage	5,103,930	1,961,350	3,142,580	26,196,322	29,338,902	29,535,777	1,068,205
Residential second mortgage	961,909	473,023	488,886	3,035,843	3,524,729	3,542,966	255,196
Home equity lines of credit	988,102	324,696	663,406	3,181,753	3,845,159	3,845,158	529,300
Total single-family residential loans	7,053,941	2,759,069	4,294,872	32,413,918	36,708,790	36,923,901	1,852,701
Commercial loans:
Commercial and multi-family real estate	5,078,822	1,301,188	3,777,634	7,665,613	11,443,247	11,490,627	351,047
Land acquisition and development	57,523	14,879	42,644	—	42,644	43,706	—
Real estate construction and development	301,834	259,743	42,091	—	42,091	38,439	—
Commercial and industrial	2,239,375	1,434,034	805,341	1,827,316	2,632,657	2,643,038	185,482
Total commercial loans	7,677,554	3,009,844	4,667,710	9,492,929	14,160,639	14,215,810	536,529
Consumer and installment	121,830	93,842	27,988	128,399	156,387	156,966	16,487
Total	$14,853,325	$5,862,755	$8,990,570	$42,035,246	$51,025,816	$51,296,677	$2,405,717

During the years ended September 30, 2014 and 2013, charge-offs of non-performing and impaired loans totaled $6.0 million and $15.7 million, respectively, including partial charge-offs of $3.2 million and $3.7 million, respectively.  At September 30, 2014 and 2013, the remaining principal balance of non-performing and impaired loans for which the Company previously recorded partial charge-offs totaled $12.1 million and $9.0 million, respectively.

The following tables contain a summary of the average recorded investments in impaired loans and the interest income recognized on such loans for the years ended September 30, 2014 and 2013, respectively.  The recorded investments have been reduced by all partial charge-offs.

	Year Ended
	September 30, 2014		September 30, 2013
	Average	Interest	Average	Interest
	Recorded	Income	Recorded	Income
	Investment	Recognized	Investment	Recognized
With no related allowance recorded:
Single-family residential loans:
Residential first mortgage	$21,539,233	$466,598	$28,661,473	$1,005,357
Residential second mortgage	3,033,653	92,365	3,373,188	131,655
Home equity lines of credit	3,213,968	44,688	3,697,746	38,282
Commercial loans:
Commercial and multi-family real estate	9,903,237	308,740	12,768,153	179,395
Land acquisition and development	1,365,918	—	55,181	—
Real estate construction and development	36,968	—	118,666	—
Commercial and industrial	2,375,527	6,117	4,606,779	44,508
Consumer and installment	123,769	—	149,888	297
Total		918,508		1,399,494

With an allowance recorded:
Single-family residential loans:
Residential first mortgage	3,597,246	528	3,386,052	—
Residential second mortgage	594,299	—	402,864	—
Home equity lines of credit	373,628	—	439,541	—
Commercial loans:
Commercial and multi-family real estate	706,924	—	745,145	—
Land acquisition and development	694,203	—	—	—
Real estate construction and development	1,618	—	—	—
Commercial and industrial	416,170	—	227,982	—
Consumer and installment	3,297	—	4,042	—
Total		528		—

Total:
Single-family residential loans:
Residential first mortgage	25,136,479	467,126	32,047,525	1,005,357
Residential second mortgage	3,627,952	92,365	3,776,052	131,655
Home equity lines of credit	3,587,596	44,688	4,137,287	38,282
Commercial loans:
Commercial and multi-family real estate	10,610,161	308,740	13,513,298	179,395
Land acquisition and development	2,060,121	—	55,181	—
Real estate construction and development	38,586	—	118,666	—
Commercial and industrial	2,791,697	6,117	4,834,761	44,508
Consumer and installment	127,066	—	153,930	297
Total		$919,036		$1,399,494

Delinquent and Non-Accrual Loans

The delinquency status of loans is determined based on the contractual terms of the notes.  Borrowers are generally classified as delinquent once payments become 30 days or more past due.  The Company’s policy is to discontinue the accrual of interest income on any loan when, in the opinion of management, the ultimate collectability of interest or principal is no longer probable.  In general, loans are placed on non-accrual when they become 90 days or more past due.  However, management considers many factors before placing a loan on non-accrual, including the delinquency status of the loan, the overall financial condition of the borrower, the progress of management’s collection efforts and the value of the underlying collateral.  Previously accrued but unpaid interest is charged to current income at the time a loan is placed on non-accrual status.  Subsequent collections of cash may be applied as reductions to the principal balance, interest in arrears, or recorded as income depending on management’s assessment of the ultimate collectibility of the loan.  Non-accrual loans are returned to accrual status when, in the opinion of management, the financial condition of the borrower indicates that the timely collectability of interest and principal is probable and the borrower demonstrates the ability to pay under the terms of the note through a sustained period of repayment performance, which is generally six months.  Prior to returning a loan to accrual status, the loan is individually reviewed and evaluated.  Many factors are considered prior to returning a loan to accrual status, including a positive change in the borrower’s financial condition or the Company’s collateral position that, together with the sustained period of repayment performance, result in the likelihood of a loss that is no longer probable.

The following is a summary of the recorded investment in loans receivable by class that were 30 days or more past due with respect to contractual principal or interest payments at September 30, 2014 and 2013.  The summary does not include commercial loans that had passed their contractual maturity dates and were in the process of renewal because the borrowers were not past due 30 days or more with respect to their scheduled periodic principal or interest payments.

	September 30, 2014
							90 Days
			90 Days			Total	or More
	30 to 59 Days	60 to 89 Days	or More	Total		Loans	And Still
	Past Due	Past Due	Past Due	Past Due	Current	Receivable	Accruing	Nonaccrual
Single-family residential:
Residential first mortgage	$2,859,631	$169,242	$3,189,220	$6,218,093	$269,552,935	$275,771,028	$—	$12,319,237
Residential second mortgage	419,156	594,765	136,093	1,150,014	38,709,836	39,859,850	—	1,980,668
Home equity lines of credit	1,627,109	343,333	432,734	2,403,176	88,179,764	90,582,940	—	2,615,409
Total single-family residential	4,905,896	1,107,340	3,758,047	9,771,283	396,442,535	406,213,818	—	16,915,314
Commercial:
Commercial and multi-family real estate	105,905	273,635	397,641	777,181	396,613,928	397,391,109	—	4,467,240
Land acquisition and development	—	—	38,250	38,250	37,070,797	37,109,047	—	3,772,677
Real estate construction and development	—	39,321	—	39,321	46,381,012	46,420,333	—	39,321
Commercial and industrial	96,056	—	836,511	932,567	234,742,506	235,675,073	—	1,943,321
Total commercial	201,961	312,956	1,272,402	1,787,319	714,808,243	716,595,562	—	10,222,559
Consumer and installment	1,417	—	—	1,417	4,029,114	4,030,531	—	14,619
Total	$5,109,274	$1,420,296	$5,030,449	$11,560,019	$1,115,279,892	$1,126,839,911	$—	$27,152,492

	September 30, 2013
							90 Days
			90 Days			Total	or More
	30 to 59 Days	60 to 89 Days	or More	Total		Loans	And Still
	Past Due	Past Due	Past Due	Past Due	Current	Receivable	Accruing	Nonaccrual
Single-family residential:
Residential first mortgage	$2,661,510	$1,033,315	$4,618,113	$8,312,938	$204,993,105	$213,306,043	$—	$14,593,039
Residential second mortgage	172,686	44,601	366,645	583,932	42,743,577	43,327,509	—	1,510,637
Home equity lines of credit	1,301,620	706,112	1,210,541	3,218,273	108,221,383	111,439,656	—	2,799,067
Total single-family residential	4,135,816	1,784,028	6,195,299	12,115,143	355,958,065	368,073,208	—	18,902,743
Commercial:
Commercial and multi-family real estate	—	278,163	3,108,453	3,386,616	344,732,193	348,118,809	—	6,039,604
Land acquisition and development	—	—	4,278,495	4,278,495	36,234,753	40,513,248	4,278,495	43,706
Real estate construction and development	18,957	—	—	18,957	20,506,816	20,525,773	—	38,439
Commercial and industrial	24,175	3,509	450,925	478,609	226,501,726	226,980,335	—	2,636,932
Total commercial	43,132	281,672	7,837,873	8,162,677	627,975,488	636,138,165	4,278,495	8,758,681
Consumer and installment	555	3,163	16,987	20,705	2,742,304	2,763,009	—	106,725
Total	$4,179,503	$2,068,863	$14,050,159	$20,298,525	$986,675,857	$1,006,974,382	$4,278,495	$27,768,149

Credit Quality

The credit quality of the Company’s residential and consumer loans is primarily monitored on the basis of aging and delinquency, as summarized in the tables above.  The credit quality of the Company’s commercial loans is primarily monitored using an internal rating system reflecting management’s risk assessment based on an analysis of several factors including the borrower’s financial condition, the financial condition of the underlying business, cash flows of the underlying collateral and the delinquency status of the loan.  The internal system assigns one of the following five risk gradings.  The “pass” category consists of a range of loan sub-grades that reflect various levels of acceptable risk.  Movement of risk through the various sub-grade levels in the “pass” category is monitored for early identification of credit deterioration.  The “special mention” rating is considered a “watch” rating rather than an “adverse” rating and is assigned to loans where the borrower exhibits negative financial trends due to borrower-specific or systemic conditions that, if left uncorrected, threaten the borrower’s capacity to meet its debt obligations.  The borrower is believed to have sufficient financial flexibility to react to and resolve its negative financial situation. This is a transitional grade that is closely monitored for improvement or deterioration.  The “substandard” rating is assigned to loans where the borrower exhibits well-defined weaknesses that jeopardize its continued performance and are of a severity that the distinct possibility of default exists.  The “doubtful” rating is assigned to loans that have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, questionable resulting in a high probability of loss.  An asset classified as “loss” is considered uncollectible and of such little value that charge-off is generally warranted.  In limited circumstances, the Company might establish a specific allowance on assets classified as loss if a charge-off is not yet warranted because circumstances that impact the valuation are changing.

The following is a summary of the recorded investment of loan risk ratings by class at September 30, 2014 and 2013.

	September 30, 2014
		Special
	Pass	Mention	Substandard	Doubtful	Loss
Single-family residential:
Residential first mortgage	$262,420,207	$131,870	$9,378,521	$3,840,430	$—
Residential second mortgage	37,795,192	—	1,761,632	303,026	—
Home equity lines of credit	87,873,860	93,671	2,054,871	560,538	—
Total single-family residential	388,089,259	225,541	13,195,024	4,703,994	—
Commercial:
Commercial and multi-family real estate	379,336,720	10,206,634	7,847,755	—	—
Land acquisition and development	29,414,135	2,588,905	5,067,757	38,250	—
Real estate construction and development	46,381,012	—	—	39,321	—
Commercial and industrial	230,560,753	2,618,045	2,496,275	—	—
Total commercial	685,692,620	15,413,584	15,411,787	77,571	—
Consumer and installment	3,780,601	235,312	14,618	—	—
Total	1,077,562,480	15,874,437	28,621,429	4,781,565	—
Less related specific allowance	—	—	(728,461)	(470,163)	—
Total net of allowance	$1,077,562,480	$15,874,437	$27,892,968	$4,311,402	$—

	September 30, 2013
		Special
	Pass	Mention	Substandard	Doubtful	Loss
Single-family residential:
Residential first mortgage	$197,061,832	$269,891	$10,833,561	$5,140,759	$—
Residential second mortgage	41,767,041	49,831	1,101,032	409,605	—
Home equity lines of credit	108,494,113	—	1,371,395	1,574,148	—
Total single-family residential	347,322,986	319,722	13,305,988	7,124,512	—
Commercial:
Commercial and multi-family real estate	324,959,886	6,939,560	16,159,063	60,300	—
Land acquisition and development	27,675,231	6,954,392	5,883,625	—	—
Real estate construction and development	20,487,334	—	38,439	—	—
Commercial and industrial	218,776,888	4,936,156	3,267,291	—	—
Total commercial	591,899,339	18,830,108	25,348,418	60,300	—
Consumer and installment	2,656,284	—	—	106,725	—
Total	941,878,609	19,149,830	38,654,406	7,291,537	—
Less related specific allowance	—	—	(1,058,007)	(1,347,710)	—
Total net of allowance	$941,878,609	$19,149,830	$37,596,399	$5,943,827	$—

Troubled Debt Restructurings

The following is a summary of the unpaid principal balance and recorded investment of troubled debt restructurings as of September 30, 2014 and 2013.  The recorded investments and unpaid principal balances have been reduced by all partial charge-offs of the related loans to the allowance for loan losses.  The recorded investment of certain loan categories exceeds the unpaid principal balance of such categories as the result of the deferral and capitalization of certain direct loan origination costs, net of any origination fees collected, under ASC 310-20-30.

	September 30, 2014		September 30, 2013
	Unpaid		Unpaid
	Principal		Principal
	Balance		Balance
	Net of	Recorded	Net of	Recorded
	Charge-offs	Investment	Charge-offs	Investment
Classified as non-performing loans (1):
Current under restructured terms	$10,985,340	$11,068,219	$11,305,093	$11,371,198
Past due under restructured terms	5,589,008	5,630,498	6,549,904	6,584,907
Total non-performing	16,574,348	16,698,717	17,854,997	17,956,105
Returned to accrual status	18,963,927	19,053,073	23,418,016	23,528,528
Total troubled debt restructurings	$35,538,275	$35,751,790	$41,273,013	$41,484,633

(1) All non-performing loans at September 30, 2014 and 2013 were classified as non-accrual.

A loan is classified as a troubled debt restructuring if the Company, for economic or legal reasons related to the borrower’s financial difficulties, grants a concession to the borrower that it would not otherwise consider.  Such concessions related to residential mortgage and consumer loans usually include a modification of loan terms, such as a reduction of the rate to below-market terms, adding past-due interest to the loan balance, extending the maturity date, or a discharge in bankruptcy and the borrower has not reaffirmed the debt.  Such concessions related to commercial loans usually include a modification of loan terms, such as a reduction of the rate to below-market terms, adding past-due interest to the loan balance or extending the maturity date, and, to a much lesser extent, a partial forgiveness of debt.  In addition, because of their short term nature, a commercial loan could be classified as a troubled debt restructuring if the loan matures, the borrower is considered troubled and the scheduled renewal rate on the loan is determined to be less than a risk-adjusted market interest rate on a similar credit.  A loan classified as a troubled debt restructuring will generally retain such classification until the loan is paid in full.  However, a restructured loan that is in compliance with its modified terms and yields a market rate of interest at the time of restructuring is removed from the troubled debt restructuring disclosures once the borrower demonstrates the ability to pay under the terms of the restructured note through a sustained period of repayment performance, which is generally one year.  Interest income on restructured loans is accrued at the reduced rate and the loan is returned to performing status once the borrower demonstrates the ability to pay under the terms of the restructured note through a sustained period of repayment performance, which is generally six months.  Loans classified as troubled debt restructurings are evaluated individually for impairment.  See Impaired Loans under Note 19, Fair Value Measurements.  In addition, all charge-offs and changes in specific allowances related to loans classified as troubled debt restructurings are included in the historical loss rates used to determine the allowance and related provision for loan losses, as discussed above.

Loans that were restructured within the years ended September 30, 2014, 2013 and 2012 and loans that were restructured during the preceding twelve months and defaulted during the years ended September 30, 2014, 2013 and 2012 are presented within the table below. The Company considers a loan to have defaulted when it becomes 90 or more days delinquent under the modified terms, has been transferred to non-accrual status, has been charged off or has been settled through or in lieu of foreclosure.

				Restructured During Preceding
	Total Restructured During			Twelve Months and Defaulted During
	Year Ended September 30,			Year Ended September 30,
	2014	2013	2012	2014	2013	2012

Residential mortgage loans	$4,303,445	$3,950,779	$7,667,713	$1,109,007	$3,611,561	$17,826,288
Commercial loans	2,232,836	5,086,481	7,689,631	—	89,296	1,607,578
Consumer loans	—	1,341	41,954	—	—	312,165
Total	$6,536,281	$9,038,601	$15,399,298	$1,109,007	$3,700,857	$19,746,031

The amount of additional undisbursed funds that were committed to borrowers who were included in troubled debt restructured status at September 30, 2014 and 2013 was $15,000 and $175,000, respectively.

The financial impact of troubled debt restructurings can include loss of interest due to reductions in interest rates and partial or total forgiveness of accrued interest, and increases in the provision for losses.  The gross amount of interest that would have been recognized under the original terms of renegotiated loans was $2.4 million and $3.0 million for the years ended September 30, 2014 and 2013, respectively.  The actual amount of interest income recognized under the restructured terms totaled $989,000 and $1.1 million for the years ended September 30, 2014 and 2013.  The Company experienced a net credit to the provision for losses related to restructured loans of $83,000 for the year ended September 30, 2014 compared with a provision of $2.5 million for the year ended September 30, 2013.  Specific loan loss allowance related to troubled debt restructurings were $797,000 and $1.3 million at September 30, 2014 and 2013, respectively.

5.                      REAL ESTATE ACQUIRED IN SETTLEMENT OF LOANS

Real estate acquired in settlement of loans at September 30, 2014 and 2013 is summarized as follows:

	2014	2013

Residential real estate	$3,822,042	$5,162,875
Commercial real estate	2,721,641	3,069,637
	6,543,683	8,232,512
Less valuation allowance	(741,429)	(1,837,800)
Total	$5,802,254	$6,394,712

Activity in the valuation allowance for real estate acquired in settlement of loans for the years ended September 30, 2014, 2013 and 2012 is summarized as follows:

	2014	2013	2012

Balance, beginning of year	$1,837,800	$4,706,775	$2,515,800
(Recovery) provision charged to non-interest expense	(344,859)	1,770,126	3,175,919
Charge-offs	(751,512)	(4,639,101)	(984,944)
Balance, end of year	$741,429	$1,837,800	$4,706,775

6.                      PREMISES AND EQUIPMENT

Premises and equipment at September 30, 2014 and 2013 are summarized as follows:

	2014	2013

Land	$5,578,914	$5,578,914
Office buildings and improvements	16,608,242	16,194,896
Furniture and equipment	13,914,587	13,177,233
	36,101,743	34,951,043
Less accumulated depreciation	(18,842,392)	(17,091,930)

Total	$17,259,351	$17,859,113

Depreciation expense on premises and equipment totaled $2.1 million, $2.0 million and $2.0 million for the years ended September 30, 2014, 2013 and 2012, respectively.

Certain facilities of the Company are leased under various operating leases.  Rent expense for the fiscal years ended September 30, 2014, 2013 and 2012 totaled $1.8 million, $1.4 million, and $1.0 million, respectively. At September 30, 2014, future minimum rental commitments under non-cancelable leases are as follows:

Due in years ending September 30,
2015	$1,668,309
2016	1,471,989
2017	1,209,531
2018	876,483
2019	644,287
Thereafter	612,107
Total	$6,482,706

7.  DEPOSITS

Deposits at September 30, 2014 and 2013 are summarized as follows:

	September 30, 2014		September 30, 2013
		Weighted		Weighted
		Average		Average
		Interest		Interest
	Amount	Rate	Amount	Rate

Demand deposits:
Non-interest-bearing checking	$189,641,864	—	$168,031,839	—
Interest-bearing checking	222,156,365	0.10%	237,362,430	0.10%
Savings accounts	43,640,231	0.13%	39,845,424	0.13%
Money market	203,973,873	0.29%	206,926,830	0.26%
Total demand deposits	659,412,333	0.13%	652,166,523	0.13%

Certificates of deposit:
Traditional	273,348,932	0.66%	313,216,661	0.84%
CDARS	44,793,676	0.31%	45,428,415	0.28%
Brokered	44,098,163	0.39%	—	—
Total certificates of deposit	362,240,771	0.59%	358,645,076	0.77%

Total deposits	$1,021,653,104	0.29%	$1,010,811,599	0.35%

The aggregate amounts of certificates of deposit with a minimum principal amount of $100,000 were $216.0 million and $184.7 million at September 30, 2014 and 2013, respectively. CDARS certificates of deposit represent deposits offered directly by the Bank primarily to its in-market customers through the Promontory Interfinancial Network Certificate of Deposit Account Registry Service (“CDARS”).  The CDARS program enables the Company’s customers to receive FDIC insurance on their account balances up to $50 million.

At September 30, 2014, the scheduled maturities of certificates of deposit were as follows:

Maturing within:
Three months ending:
December 31, 2014	$89,319,727
March 31, 2015	86,444,080
June 30, 2015	47,515,988
September 30, 2015	39,456,000
Year ending September 30:
2016	72,380,119
2017	21,276,151
2018	2,287,115
2019	3,561,591
Total	$362,240,771

A summary of interest expense on deposits for the years ended September 30, 2014, 2013 and 2012 is as follows:

	2014	2013	2012

Interest-bearing checking	$405,664	$476,217	$1,179,971
Savings	70,125	69,725	81,415
Money market	662,300	516,768	821,901
Certificates of deposit	2,376,311	3,902,473	5,109,586

Total	$3,514,400	$4,965,183	$7,192,873

8.                      BORROWED MONEY

Borrowed money at September 30, 2014 and 2013 is summarized as follows:

	2014		2013
		Weighted		Weighted
		Average		Average
		Interest		Interest
	Amount	Rate	Amount	Rate

FHLB advances maturing within the year ending September 30:
2014	$—	—%	$49,000,000	0.24%
2015	163,900,000	0.62%	25,000,000	2.70%
Thereafter	4,000,000	5.48%	4,000,000	5.48%
Total FHLB advances	167,900,000	0.74%	78,000,000	1.30%

Retail repurchase agreements	33,790,082	0.10%	35,482,909	0.10%
Term loan	9,250,000	2.66%	—	—%
Total borrowed money	$210,940,082	0.72%	$113,482,909	0.93%

The Bank offers a sweep account program for which certain customer demand deposits in excess of a certain amount are “swept” on a daily basis into retail repurchase agreements pursuant to individual repurchase agreements between the Bank and its customers.  Retail repurchase agreements represent overnight borrowings that are secured by certain of the Bank’s investment securities.  Unlike regular savings deposits, retail repurchase agreements are not insured by the Federal Deposit Insurance Corporation.  At September 30, 2014 and 2013, the Bank had $35.2 million and $40.2 million, respectively, in U.S. Treasury, debt and mortgage-backed securities pledged to secure retail repurchase agreements.

During January 2014, the Company entered into a $10.0 million term loan with a commercial bank.  The proceeds of the term loan were used to repurchase $10.0 million of outstanding shares of the Company’s Preferred Stock from a private investor during January 2014.  The loan agreement also provides a $2.0 million revolving line of credit to the Company.  There was no balance outstanding under the revolving line of credit during the fiscal year ended September 30, 2014.  The rate of interest on these borrowings equals the Daily LIBOR Rate plus 2.50%.  Monthly interest and quarterly principal payments under the term loan began on March 31, 2014 and are scheduled to end on January 17, 2021.  All of the common stock of the Bank that was held by the Company was pledged as collateral to secure the loans.  Following is a summary of the required principal payments for each of the next five years ending September 30 and in the aggregate thereafter:

Year ending September 30:
2015	$1,000,000
2016	1,375,000
2017	1,500,000
2018	1,500,000
2019	1,687,500
Thereafter	2,187,500
Total	$9,250,000

The loan agreement requires the Company to adhere to certain covenants while the borrowings are outstanding, including that the Company will:  (1) require the Bank to maintain a minimum ratio of Tier 1 capital to risk-weighted assets of at least 8%; (2) maintain consolidated net income in an amount equal to or greater than the sum of (a) the total amount of principal installments required to be paid under the term loan plus (b) the total amount of cash distributions paid to its common shareholders; and (3) cause the Bank to maintain a ratio of adversely classified assets to Tier 1 capital plus loan loss reserves of not more than 50%.  Failure to comply with these covenants will result in any outstanding principal balances and all accrued and unpaid interest becoming immediately due and payable.  The Bank was in compliance with all such covenants at September 30, 2014.

The average balances of borrowed money were $107.9 million and $72.0 million, respectively and the maximum month-end balances were $224.1 million and $145.9 million, respectively, for the years ended September 30, 2014 and 2013, respectively.  The average rates paid during the years ended September 30, 2014 and 2013 were 1.13% and 1.35%, respectively.

The Bank has the ability to borrow funds from the Federal Home Loan Bank equal to 35% of the Bank’s total assets under a blanket agreement that assigns all investments in Federal Home Loan Bank stock as well as qualifying first mortgage loans as collateral to secure the amounts borrowed.  In addition to the $167.9 million in advances outstanding at September 30, 2014, the Bank had approximately $63.7 million in additional borrowing capacity available to it under this arrangement.  The assets underlying the Federal Home Loan Bank borrowings are under the Bank’s physical control.

The Bank has the ability to borrow funds from the Federal Reserve under an agreement that assigns certain qualifying loans as collateral to secure the amounts borrowed.  At September 30, 2014, $198.0 million of commercial loans were assigned under this arrangement.  The assets underlying these borrowings are under the Bank’s physical control.  As of September 30, 2014, the Bank had no borrowings outstanding from the Federal Reserve and had approximately $152.3 million in additional borrowing capacity available to it under this arrangement.

9.  SUBORDINATED DEBENTURES

On March 30, 2004, Pulaski Financial Statutory Trust I (“Trust I”), a Connecticut statutory trust, issued $9.0 million of adjustable-rate preferred securities.  The proceeds from this issuance, along with the Company’s $279,000 capital contribution for Trust I’s common securities, were used to acquire $9.3 million aggregate principal amount of the Company’s floating rate junior subordinated deferrable interest debentures due in 2034, which constitute the sole asset of Trust I.  The interest rate on the debentures and the capital securities at September 30, 2014 was 2.93% and is adjustable quarterly at 2.70% over the three-month LIBOR.

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

The interest rate on the debentures and the capital securities at September 30, 2014 was 2.09% and is adjustable quarterly at 1.86% over the three-month LIBOR.

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

The Company establishes a mortgage repurchase liability related to these events that reflects management’s estimate of losses on loans for which the Company could have a repurchase obligation based on a combination of factors.  Such factors incorporate the volume of loans sold in current and previous periods, borrower default expectations, historical investor repurchase demand and appeals success rates (where the investor rescinds the demand based on a cure of the defect or acknowledges that the loan satisfies the investor’s applicable representations and warranties), and estimated loss severity.  Payments made to investors as reimbursement for losses incurred are charged against the mortgage repurchase liability.  Loans repurchased from investors are initially recorded at fair value, which becomes the Company’s new accounting basis.  Any difference between the loan’s fair value and the outstanding principal amount is charged or credited to the mortgage repurchase liability, as appropriate.  Subsequent to repurchase, such loans are carried in loans receivable.  Loans repurchased with deteriorated credit quality at the date of repurchase are accounted for under ASC Topic 310-30.

The principal balance of loans sold that remain subject to recourse provisions related to early payment default clauses totaled approximately $258 million and $412 million at September 30, 2014 and 2013, respectively.  Because the Company does not service the loans that it sells to its investors, the Company is generally unable to track the outstanding balances or delinquency status of a large portion of such loans that may be subject to repurchase under the representations and warranties clauses in the Company’s mortgage sale agreements.  The following is a summary of the principal balance of mortgage loan repurchase demands on loans previously sold that were received and resolved during the years ended September 30, 2014 and 2013:

	2014	2013
Received during period	$12,953,000	$8,720,000
Resolved during period	11,806,000	8,148,000
Unresolved at end of period	6,785,000	5,638,000

The following is a summary of the changes in the liability for loans sold during the years ended September 30, 2014 and 2013:

	2014	2013
Balance at beginning of period	$1,353,095	$977,134
Provisions charged to expense	350,263	951,065
Losses incurred to resolve demands	(262,717)	(575,104)
Balance at end of period	$1,440,641	$1,353,095

The following summarizes the manner in which the Company resolved mortgage loan repurchase demands received from its investors during the years ended September 30, 2014 and 2013:

	2014		2013
	Principal Balance of Loans Involved in Existing Claims That Were Resolved	Losses Charged to Liability for Loans Sold	Principal Balance of Loans Involved in Existing Claims That Were Resolved	Losses Charged to Liability for Loans Sold
Resolved by providing additional documentation with no further action required	$9,877,000	$—	$6,517,000	$—

Resolved by repurchasing loans previously sold to investors	1,777,000	28,273	1,436,000	328,844

Resolved by payments to reimburse investors for losses incurred	152,000	55,620	195,000	51,078

Payments due upon early payoff of loans previously sold	—	178,824	—	195,182

Total	$11,806,000	$262,717	$8,148,000	$575,104

The liability for loans sold of $1.4 million at September 30, 2014 represents the Company’s best estimate of the probable losses that the Company will incur for various early default provisions and contractual representations and warranties associated with the sales of mortgage loans.  Because the level of mortgage loan repurchase losses depends upon economic factors, investor demand strategies and other external conditions that may change over the life of the underlying loans, the level of the liability for mortgage loan repurchase losses is difficult to estimate and requires considerable management judgment.  In addition, the Company does not service the loans that it sells to investors and is generally unable to track the remaining unpaid balances after sale.  As a result, there may be a range of possible losses in excess of the estimated liability that cannot be estimated.  Management maintains regular contact with the Company’s investors to monitor and address their repurchase demand practices and concerns.

11.       INCOME TAXES

Income tax expense for the years ended September 30, 2014, 2013 and 2012 is summarized as follows:

	2014	2013	2012
Current expense:
Federal	$2,918,682	$3,075,524	$2,614,954
State	742,100	624,000	527,100
Deferred expense	1,571,801	1,097,072	1,121,173
Total	$5,232,583	$4,796,596	$4,263,227

Income tax expense differs from that computed at the federal statutory rate of 35% for the years ended September 30, 2014, 2013 and 2012 as follows:

	2014		2013		2012
	Amount	%	Amount	%	Amount	%
Tax at statutory federal income tax rate	$5,693,081	35.0%	$5,111,979	35.0%	$4,932,520	35.0%
Non-taxable income from bank-owned life insurance	(323,014)	(2.0)%	(316,112)	(2.2)%	(350,563)	(2.5)%
Non-taxable interest and dividends	(281,570)	(1.7)%	(454,939)	(3.1)%	(517,512)	(3.7)%
State taxes, net of federal benefit	480,473	3.0%	405,600	2.8%	342,615	2.4%
Other, net	(336,387)	(2.1)%	50,068	0.3%	(143,833)	(0.9)%
Total	$5,232,583	32.2%	$4,796,596	32.8%	$4,263,227	30.3%

The components of deferred tax assets and liabilities at September 30, 2014 and 2013 are as follows:

	2014	2013
Deferred tax assets:
Allowance for loan losses	$6,923,146	$8,112,015
Stock-based compensation	602,588	886,437
Non-accrual interest	230,678	290,729
Deferred compensation	1,348,097	1,580,622
Equity investments	149,530	126,614
Unrealized losses on securities available for sale	16,064	15,654
Capital loss carryforward	144,082	—
Other	314,943	411,189
Gross deferred tax assets	9,729,128	11,423,260
Less: Valuation allowance	144,082	—
Deferred tax assets, net of valuation allowance	9,585,046	11,423,260

Deferred tax liabilities:
FHLB stock dividends	152,311	152,311
Core deposit intangible	—	8,441
Premises and equipment	417,730	673,568
Other	16,161	18,705
Gross deferred tax liabilities	586,202	853,025
Net deferred tax assets	$8,998,844	$10,570,235

A valuation allowance should be provided on deferred tax assets when it is more likely than not that some portion of the assets will not be realized.  A valuation allowance was provided during the year ended September 30, 2014 for certain capital loss carryforwards that are projected to expire prior to their utilization.  The Company will continue to evaluate the potential future utilization of these items and will record an adjustment to the valuation allowance in the period a change is warranted.  A valuation allowance at September 30, 2013 was not provided because management believed that all criteria for recognition were met at that time to support the realization of the deferred tax assets.

Changes in the deferred tax valuation allowance for the years ended September 30, 2014, 2013, and 2012 were as follows:

	2014	2013	2012
Balance, beginning of year	$—	—	—
Increase in deferred tax asset valuation allowance charged to provision for income taxes	144,082	—	—
Balance, end of year	$144,082	—	—

At September 30, 2014, the Company had $138,000 of unrecognized tax benefits, $129,000 of which would affect the effective tax rate if recognized.  The Company recognizes interest related to uncertain tax positions in income tax expense and classifies such interest and penalties in the liability for unrecognized tax benefits.  As of September 30, 2014, the Company had approximately $9,000 accrued for the payment of interest and penalties.  The tax years ended September 30, 2011 through 2014 remain open to examination by the taxing jurisdictions to which the Company is subject.

The aggregate changes in the balance of gross unrecognized tax benefits for the year ended September 30, 2014, which excludes interest and penalties, are as follows:

Balance at September 30, 2013	$129,000
Increases related to tax positions taken during a prior period	—
Decreases related to tax positions taken during a prior period	—
Increases related to tax positions taken during the current period	32,000
Decreases related to tax positions taken during the current period	—
Decreases related to settlements with taxing authorities	—
Decreases related to the expiration of the statute of limitations	(32,000)
Balance at September 30, 2014	$129,000

Retained earnings at September 30, 2014 included earnings of approximately $4.1 million representing tax bad debt deductions, net of actual bad debts and bad debt recoveries, for which no provision for federal income taxes has been made.  If these amounts are used for any purpose other than to absorb loan losses, they will be subject to federal income taxes at the then prevailing corporate rate.

12.             PREFERRED STOCK

On January 16, 2009, as part of the U.S. Department of Treasury’s Capital Purchase Program, the Company issued 32,538 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, $1,000 per share liquidation preference (the “Preferred Stock”), and a warrant to purchase up to 778,421 shares of the Company’s common stock for a period of ten years at an exercise price of $6.27 per share (the “Warrant”) in exchange for $32.5 million in cash from the U.S. Department of Treasury.  The proceeds, net of issuance costs consisting primarily of legal fees, were allocated between the Preferred Stock and the Warrant on a pro rata basis, based upon the estimated fair values of the Preferred Stock and the Warrant.  As a result, $2.2 million of the proceeds were allocated to the Warrant, which increased additional paid-in capital from common stock.  The amount allocated to the Warrant was considered a discount on the Preferred Stock and was amortized using the level yield method over a five-year period ending December 31, 2013 through a charge to retained earnings.  Such amortization did not reduce net income, but reduced income available for common shares.

The Preferred Stock paid cumulative dividends of 5% per year for the first five years and 9% per year beginning on February 16, 2014.  The Company could, at its option, redeem the Preferred Stock at the liquidation preference plus accrued and unpaid dividends.

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

The Treasury Department sold all of the Preferred Stock to private investors in a Dutch auction that was completed in July 2012.  On several dates subsequent to the Treasury’s auction from August 2012 through August 2013, the Company repurchased from private investors an aggregate of $15.2 million in liquidation value of the Preferred Stock in exchange for $14.6 million in cash and repurchased the Warrant from the Treasury in exchange for $1.1 million in cash.  Following the Treasury’s auction of the Preferred Stock and the Company’s repurchase of the Warrant, the U.S. Treasury had no remaining equity stake in the Company.

During the year ended September 30, 2014, the Company redeemed or repurchased $17.3 million in liquidation value of the Preferred Stock, representing the entire amount outstanding at September 30, 2013, in a series of transactions using cash and the direct exchange of its common stock, as follows:

The Company repurchased $10.0 million in liquidation value of the Preferred Stock using the proceeds from a term loan obtained from a commercial bank.  Refer to Note 8, Borrowed Money, for a summary of the loan terms.

The Company issued 68,818 shares of its common stock in exchange for $735,000 in liquidation value of the Preferred Stock in a private transaction exempt from registration under the federal securities laws.

The Company issued 604,542 shares of its common stock exchange for $6.7 million in cash in a private transaction exempt from registration under the federal securities laws.  The proceeds were used to redeem $6.7 million in liquidation value of the Preferred Stock.

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

Quantitative measures that have been established by regulation to ensure capital adequacy require the Bank to maintain minimum capital amounts and ratios (set forth in the table below).  Under such regulations, the Bank is required to maintain minimum ratios of tangible capital of 1.5%, core capital of 4.0% and total risk-based capital of 8.0%.  The Bank is also subject to prompt corrective action capital requirement regulations set forth by federal regulations.  As defined in the regulations, the Bank is required to maintain minimum total and Tier I capital to risk-weighted assets and Tier I capital to average assets.  The Bank met all capital adequacy requirements to which it was subject at September 30, 2014.

As of September 30, 2014, the most recent notification from the Bank’s primary regulator, the OCC, categorized the Bank as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized,” the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table.  There are no conditions or events since that notification that management believes have changed the Bank’s category.

The following table illustrates the Bank’s actual regulatory capital levels compared with its regulatory capital requirements at September 30, 2014 and 2013.

					To be Categorized as
					“Well Capitalized”
					under Prompt
			For Capital		Corrective Action
	Actual		Adequacy Purposes		Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
As of September 30, 2014:
Tangible capital (to total assets)	$133,356	9.70%	$20,631	1.50%	N/A	N/A
Total risk-based capital (to risk-weighted assets)	147,048	13.46%	87,415	8.00%	$109,269	10.00%
Tier I risk-based capital (to risk-weighted assets)	133,356	12.20%	N/A	N/A	65,561	6.00%
Tier I leverage capital (to average assets)	133,356	9.70%	55,016	4.00%	68,770	5.00%

As of September 30, 2013:
Tangible capital (to total assets)	$127,757	10.05%	$19,064	1.50%	N/A	N/A
Total risk-based capital (to risk-weighted assets)	140,336	14.03%	80,016	8.00%	$100,020	10.00%
Tier I risk-based capital (to risk-weighted assets)	127,757	12.77%	N/A	N/A	60,012	6.00%
Tier I leverage capital (to average assets)	127,757	10.05%	50,838	4.00%	63,547	5.00%

The Dodd-Frank Act required the Federal Reserve Board to promulgate consolidated capital requirements for depository institution holding companies, including savings and loan holding companies, that are no less stringent, both quantitatively and in terms of components of capital, than those applicable to institutions themselves. In July 2013, the Federal Reserve Board and the OCC approved revisions to their capital adequacy guidelines and prompt corrective action rules that implement the revised standards of the Basel Committee on Banking Supervision, commonly called Basel III, and address relevant provisions of the Dodd-Frank Act.  “Basel III” refers to two consultative documents released by the Basel Committee on Banking Supervision in December 2009, the rules released in December 2010, and loss absorbency rules issued in January 2011, which include significant changes to bank capital, leverage and liquidity requirements.

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

A reconciliation of the Bank’s Tier I stockholders’ equity and regulatory risk-based capital at September 30, 2014 follows:

(In thousands)
Tier I stockholders’ equity	$137,273
Deduct:
Intangible assets	(3,939)
Disallowed servicing rights	(4)
Add:
Unrealized losses on available-for-sale securities	26
Tangible capital	133,356
Add:
General valuation allowances	13,692
Total risk-based capital	$147,048

The Bank is prohibited from paying cash dividends if the effect thereof would be to reduce the regulatory capital of the Bank below the amount required for the liquidation account that the Bank established in connection with the consummation of the conversion from the mutual holding company structure on December 2, 1998.  The remaining balance of the liquidation account at September 30, 2014 was $2.1 million.

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

14.             AT THE MARKET OFFERING

On May 7, 2013, the Company entered into a Sales Agency Agreement with Sandler O’Neill & Partners, L.P., pursuant to which the Company could sell from time to time through Sandler O’Neill, as sales agent, up to $10 million in shares of the Company’s common stock.  Pursuant to the Sales Agency Agreement, the common stock was offered and sold through Sandler O’Neill in transactions that are deemed to be “at the market” offerings as defined in Rule 415 of the Securities Act of 1933, as amended, including sales made by means of ordinary brokers’ transactions, including on the Nasdaq Global Select Market, at market prices or as otherwise agreed to with Sandler O’Neill.  Between May 7, 2013 and June 30, 2013, the Company sold an aggregate of 13,653 shares of common stock, at a weighted average price of $10.60 per share, for proceeds of approximately $140,000, net of commissions of approximately $4,000.  No such sales occurred during the year ended September 30, 2014.

15.             EMPLOYEE BENEFITS

The Company maintains shareholder-approved, stock-based incentive plans, which permit the granting of options to purchase common stock of the Company and awards of restricted shares of common stock.  All employees, non-employee directors and consultants of the Company and its affiliates are eligible to receive awards under the plans.  The plans authorize the granting of awards in the form of options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code, options that do not so qualify (non-statutory stock options) and the granting of restricted shares of common stock.  Stock option awards are generally granted with an exercise price equal to the market value of the Company’s shares at the date of grant and generally vest over a period of three to five years.  The exercise period for all stock options generally may not exceed 10 years from the date of grant.  Restricted stock awards generally vest over a period of two to five years.  Generally, option and share awards provide for accelerated vesting if there is a change in control (as defined in the plans).  Shares used to satisfy stock awards and stock option exercises are generally issued from treasury stock.  At September 30, 2014, the Company had 637,238 reserved but unissued shares that can be awarded in the form of stock options or restricted share awards.

Restricted Stock Awards - A summary of activity in the Company’s restricted stock awards as of and for the years ended September 30, 2014, 2013 and 2012 is as follows:

	2014		2013		2012
		Weighted		Weighted		Weighted
		Average		Average		Average
		Grant-Date		Grant-Date		Grant-Date
	Number	Fair Value	Number	Fair Value	Number	Fair Value
Nonvested at beginning of year	269,530	$7.31	365,170	$7.13	115,078	$6.89
Granted	30,596	10.23	42,221	8.72	298,727	7.05
Vested	(39,868)	7.61	(137,861)	7.27	(47,877)	6.02
Forfeited	(102,779)	7.32	—	—	(758)	6.59
Nonvested at end of year	157,479	$7.80	269,530	$7.31	365,170	$7.13

During the year ended September 30, 2012, the Company granted an aggregate of 250,000 shares of contingent, performance-based restricted stock to six executive officers.  The grant provided for vesting of the restricted stock as follows: 25% on the date of the filing of the annual report on Form 10-K for the year ended September 30, 2012, 25% on the date of the filing of the annual report on Form 10-K for the year ended September 30, 2013 and 50% on the date of the filing of the annual report on Form 10-K for the year ended September 30, 2014.  During the year ended September 30, 2013, the Company granted 15,000 shares of contingent, performance-based restricted stock to one newly elected executive officer.  The grant provided for vesting of the restricted stock as follows: one-third on the date of the filing of the annual report on Form 10-K for the year ended September 30, 2013 and two-thirds on the date of the filing of the annual report on Form 10-K for the year ended September 30, 2014.  In each case, the vesting of the shares granted during fiscal 2013 and fiscal 2012 was subject to the Company’s achievement of certain earnings per share targets.  If an earnings-per-share target is not met, vesting may still occur in a subsequent period based on cumulative results. Additionally, recipients cannot receive the final vesting unless the Company’s total shareholder return exceeds certain peer indices. One-third of the shares received are required to be held until the earlier of retirement or five years from the date of vesting.

Stock Option Awards - A summary of activity in the Company’s stock option program as of and for the years ended September 30, 2014, 2013 and 2012 is as follows:

	2014				2013		2012
				Weighted
		Weighted		Average		Weighted		Weighted
		Average	Aggregate	Remaining		Average		Average
		Exercise	Intrinsic	Contractual		Exercise		Exercise
	Number	Price	Value	Life (years)	Number	Price	Number	Price
Outstanding at beginning of year	604,586	$11.26			629,936	$11.20	759,684	$10.56
Granted	—	—			17,500	8.39	—	—
Exercised	(21,900)	8.82			(23,400)	8.99	(84,456)	5.96
Expired	(9,875)	12.69			—	—	—	—
Forfeited	(20,651)	12.57			(19,450)	9.53	(45,292)	10.18
Outstanding at end of year	552,160	$11.28	$728,920	3.2	604,586	$11.26	629,936	$11.20

Exercisable at end of year	540,494	$11.34	$692,638	3.1	586,386	$11.35	578,387	$11.19

There were no stock option awards granted during the years ended September 30, 2014 or 2012.  During the year ended September 30, 2013, 17,500 stock option awards were granted with a weighted-average fair value per share of $2.12.  Cash received from stock options exercised totaled $193,000, $210,000 and $503,000 during the years ended September 30, 2014, 2013 and 2012, respectively.  The total intrinsic value of stock options exercised totaled $54,000, $17,000 and $110,000 during the years ended September 30, 2014, 2013 and 2012, respectively.  Executive officers and directors exercised 18,500 stock options during the year ended September 30, 2014.

A summary of total stock-based compensation expense for the years ended September 30, 2014, 2013 and 2012 follows:

	2014	2013	2012
Total expense	$(7,669)	$1,222,419	$1,179,683
Earnings per share:
Basic	—	$0.07	$0.07
Diluted	—	0.07	0.07

Reducing stock-based compensation expense in the years ended September 30, 2014, 2013 and 2012, were forfeitures of non-vested restricted stock awards totaling $549,000, $0 and $2,000, respectively.  As of September 30, 2014, the total unrecognized compensation expense related to non-vested stock options and restricted stock awards was approximately $12,000 and $302,000, respectively, and the related weighted average period over which it is expected to be recognized is approximately 1.0 and 2.7 years, respectively.

The fair value of stock options granted during the year ended September 30, 2013 was estimated on the date of grant using the Black-Scholes option pricing model with the following average assumptions:

Risk-free interest rate	0.85%
Expected volatility	44.36%
Expected life in years	6.0
Dividend yield	5.02%
Expected forfeiture rate	5.30%

Equity Trust Plan - The Company maintains a deferred compensation plan (“Equity Trust Plan”) for the benefit of key loan officers and sales staff.  The plan is designed to recruit and retain top-performing loan officers and other key revenue-producing employees who are instrumental to the Company’s success.  The plan allows the recipients to defer a percentage of commissions earned into a rabbi trust for the benefit of the participants.  The assets of the trust are limited to shares of Company common stock and cash.  Awards related to participant contributions generally vest immediately or over a period of two to five years.  Awards related to Company contributions generally vest over a period of three to five years.  The participants will generally forgo any accrued but unvested benefits if they voluntarily leave the Company.  Vested shares in the plan are treated as issued and outstanding when computing basic and diluted earnings per share, whereas unvested shares are treated as issued and outstanding only when computing diluted earnings per share.  Because excess shares and cash held by the trust were used to fund participant contributions during the year ended September 30, 2014, the plan purchased no shares during this period.  During the year ended September 30, 2013, the plan purchased 50,600 shares on behalf of the participants at an average price of $10.17.  There were 803 and 88,545 vested shares distributed to participants during the years ended September 30, 2014 and 2013, respectively, with aggregate market values at the time of distribution of $9,000 and $1.0 million, respectively.  At September 30, 2014, there were 353,320 shares in the plan with an aggregate carrying value of $3.2 million.  Such shares were included in treasury stock in the Company’s consolidated financial statements, including 193,175 shares that were not yet vested.

KSOP — In 2008, the Bank merged its 401(k) savings plan and its employee stock ownership plan into the Pulaski Bank Savings and Ownership Plan (the “KSOP”) to provide greater investment alternatives to plan participants and to reduce administrative expenses.  During years ended September 30, 2014, 2013 and 2012, the Bank matched 50% of each participant’s contribution up to a maximum of 5% of salary. The Bank’s contributions to this plan were $313,000, $358,000 and $302,000 for the years ended September 30, 2014, 2013 and 2012, respectively.

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

16.               COMMITMENTS AND CONTINGENCIES

The Company engages in commitments to originate loans in the ordinary course of business to meet customer financing needs.  Such commitments are generally made following the Company’s usual underwriting guidelines, represent off-balance sheet financial instruments and do not present more than a normal amount of risk.  The following table summarizes the notional amount of these commitments at September 30, 2014 and 2013.

	2014	2013
	(In thousands)

Commitments to originate residential first and second mortgage loans	$71,067	$65,936
Commitments to originate commercial mortgage loans	38,826	62,626
Commitments to originate non-mortgage loans	57,118	15,778
Unused lines of credit - residential	51,929	67,265
Unused lines of credit - commercial	156,836	148,411
Unused lines of credit - consumer	33	—

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

Interest Rate Lock Commitments - At September 30, 2014, the Company had issued $73.6 million of unexpired interest rate lock commitments to loan customers compared with $68.6 million of unexpired commitments at September 30, 2013.  The Company typically economically hedges interest rate lock commitments by obtaining corresponding best-efforts lock commitments with an investor to sell the loans at an agreed-upon price.

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

The fair values of these swap contracts recorded in the consolidated balance sheets at September 30, 2014 and 2013 are summarized as follows:

	2014	2013
Fair value recorded in other assets	$331,000	$843,000
Fair value recorded in other liabilities	331,000	843,000

The gross gains and losses on these contracts recorded in non-interest expense in the consolidated statements of income and comprehensive income for the years ended September 30, 2014 and 2013 are summarized as follows:

	2014	2013

Gross losses on derivative financial assets	$517,000	$517,000
Gross gains on derivative financial liabilities	(517,000)	(517,000)
Net gain or loss	$—	$—

The Bank had $1.8 million in cash pledged to secure its obligation under these contracts at September 30, 2014 and 2013.

18.               FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers by issuing commitments to extend credit.  Such commitments are agreements to lend to a customer provided there is no violation of any condition established in the contract. These commitments generally have fixed expiration dates or other termination clauses.  The Company evaluates each customer’s creditworthiness on a case-by-case basis.

At September 30, 2014 and 2013, the Company had commitments to originate loans of approximately $167.0 million and $144.3 million, respectively, of which $120.1 million and $133.4 million, respectively, were committed to be sold.  Additionally, the Company had outstanding commitments to borrowers under unused residential mortgage and home equity lines of credit and commercial lines of credit totaling $51.9 million and $156.8 million, respectively, at September 30, 2014 compared with $67.3 million and $148.4 million, respectively, at September 30, 2013.

At September 30, 2014 and 2013, the Company had loans receivable held for sale totaling $58.1 million and $70.5 million, respectively, substantially all of which were under commitments to be sold on a best-efforts basis.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party.  These standby letters of credit are primarily issued for a fee to support contractual obligations of the Company’s customers.  The credit risk involved with issuing letters of credit is essentially the same as the risk involved in extending loans to customers. At September 30, 2014, the Company had 42 letters of credit totaling approximately $3.1 million due to expire no later than July 2019 compared with 47 letters of credit totaling approximately $4.0 million due to expire no later than July 2019 at September 30, 2013.

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

Impaired Loans.  The fair values of impaired loans that are determined to be collateral dependent are generally based on market prices for similar assets determined through independent appraisals (Level 2 valuations) or discounted values of independent appraisals or brokers’ opinions of value (Level 3 valuations).  Since most of the Company’s loans receivable that are secured by real estate are within the St. Louis metropolitan area, management is able to closely monitor the trend in real estate values in this area.  Residential real estate loans are generally inspected when they become 45 to 60 days delinquent or when communications with the borrower indicate that a potential problem exists.  New appraisals are generally obtained for impaired residential real estate loans if an inspection indicates the possibility of a significant decline in fair value.  If a new appraisal is determined not to be necessary, management may obtain a broker’s opinion of value or apply a discount to the existing appraised value based on the age of such appraisal and the overall trend in real estate values in the market area since the date of such appraisal.  Similarly, the Company maintains close contact with its commercial borrowers whose loans are determined to be impaired, and new appraisals are obtained when management believes there has been a significant change in fair value.  Factors that management considers when determining whether there has been a significant change in fair value for commercial real estate secured loans generally include overall market value trends in the surrounding areas and changes in factors that impact the properties’ cash flows, such as rental rates and occupancy levels that differ materially from the most current appraisals.  The significance of such events is determined on a loan-by-loan basis based on the circumstances surrounding each of such loans.  If a new appraisal is determined not to be necessary, management may apply a discount to the existing appraised value based on the age of such appraisal and the overall trend in real estate values in the market area since the date of such appraisal, or other factors that affect the value of the property, such as rental rates and occupancy levels.

Real Estate Acquired in Settlement of Loans consists of loan collateral that has been repossessed through foreclosure or obtained by deed in lieu of foreclosure. This collateral is comprised of commercial and residential real estate. Such assets are recorded as held for sale initially at the lower of the loan balance or fair value of the collateral less estimated selling costs.  If the loan balance exceeds the fair value of the collateral less estimated selling costs at the time of foreclosure, the difference is recorded as a charge to the allowance for loan losses.  Any decline in the fair value of the property subsequent to acquisition is charged to non-interest expense and credited to the allowance for losses on real estate acquired in settlement of loans.  During the years ended September 30, 2014 and 2013, charge-offs to the allowance for loan losses at the time of foreclosure totaled $310,000 and $1.0 million, respectively, which represented 6% and 11% of the principal balance of loans that became subject to foreclosure during such periods, respectively.

Intangible Assets and Goodwill are reviewed annually in the fourth fiscal quarter and/or when circumstances or other events indicate that impairment may have occurred.  No impairment losses were recognized during the years ended September 30, 2014 or 2013.

Assets and liabilities that were recorded at fair value on a recurring basis at September 30, 2014 and 2013 and the level of inputs used to determine their fair values are summarized below:

	Carrying Value at September 30, 2014
		Fair Value Measurements Using
	Total	Level 1	Level 2	Level 3
	(In thousands)
Assets:
Debt and mortgage-backed securities available for sale	$13,080	$—	$13,080	$—
Interest-rate swap	331	—	331	—
Total assets	$13,411	$—	$13,411	$—
Liabilities:
Interest-rate swap	$331	$—	$331	$—
Total liabilities	$331	$—	$331	$—

	Carrying Value at September 30, 2013
		Fair Value Measurements Using
	Total	Level 1	Level 2	Level 3
	(In thousands)
Assets:
Debt and mortgage-backed securities available for sale	$38,917	$—	$38,917	$—
Interest-rate swap	843	—	843	—
Total assets	$39,760	$—	$39,760	$—
Liabilities:
Interest-rate swap	$843	$—	$843	$—
Total liabilities	$843	$—	$843	$—

Assets that were recorded at fair value on a non-recurring basis at September 30, 2014 and 2013 and the level of inputs used to determine their fair values are summarized below:

					Total
					Losses/(Gains)
					Recognized in
	Carrying Value at September 30, 2014				the Year Ended
		Fair Value Measurements Using			September 30,
	Total	Level 1	Level 2	Level 3	2014
	(In thousands)
Assets:
Impaired loans, net	$3,742	$—	$—	$3,742	$3,501
Real estate acquired in settlement of loans	5,802	—	—	5,802	(276)
Total assets	$9,544	$—	$—	$9,544	$3,225

					Total Losses
					Recognized in
	Carrying Value at September 30, 2013				the Year Ended
		Fair Value Measurements Using			September 30,
	Total	Level 1	Level 2	Level 3	2013
	(In thousands)
Assets:
Impaired loans, net	$4,014	$—	$—	$4,014	$8,740
Real estate acquired in settlement of loans	6,395	—	—	6,395	3,742
Total assets	$10,409	$—	$—	$10,409	$12,482

There were no transfers of assets or liabilities among the levels of inputs used to determine their fair values during the years ended September 30, 2014 or 2013.

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

The fair value estimates presented herein are based on pertinent information available to management as of September 30, 2014 and 2013. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date.  Therefore, current estimates of fair value may differ significantly from the amounts presented herein.

Carrying values and estimated fair values at September 30, 2014 and 2013 are summarized as follows:

	Level in	2014		2013
	Fair Value		Estimated		Estimated
	Measurement	Carrying	Fair	Carrying	Fair
	Hierarchy	Value	Value	Value	Value
		(In thousands)
ASSETS:
Cash and cash equivalents	Level 1	$81,549	$81,549	$86,309	$86,309
Debt and mortgage-backed securities - AFS	Level 2	13,080	13,080	38,917	38,917
Capital stock of FHLB	Level 2	8,268	8,268	4,777	4,777
Debt and mortgage-backed securities - HTM	Level 2	28,352	28,496	4,294	4,537
Mortgage loans held for sale	Level 2	58,139	59,800	70,473	72,481
Loans receivable	Level 3	1,110,861	1,116,363	988,668	1,001,898
Accrued interest receivable	Level 1	2,970	2,970	3,151	3,151
Interest-rate swap assets	Level 2	331	331	843	843

LIABILITIES:
Deposit transaction accounts	Level 2	659,412	659,412	652,167	652,167
Certificates of deposit	Level 2	362,241	362,858	358,645	359,917
Borrowed money	Level 2	210,940	212,030	113,483	115,254
Subordinated debentures	Level 2	19,589	19,583	19,589	19,583
Accrued interest payable	Level 2	355	355	470	470
Interest-rate swap liabilities	Level 2	331	331	843	843

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

Interest-Rate Swap Assets and Liabilities - The fair values are based on quoted market prices by an independent valuation service.

Deposits - The estimated fair value of demand deposits and savings accounts is the amount payable on demand at the reporting date. The estimated fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows of existing deposits using rates currently available on advances from the Federal Home Loan Bank having similar characteristics.

Borrowed Money - The estimated fair value of advances from Federal Home Loan Bank is determined by discounting the future cash flows of existing advances using rates currently available on advances from Federal Home Loan Bank having similar characteristics.  The estimated fair value of retail repurchase agreements is the carrying value since such agreements are at market rates and mature daily.  The carrying value of the term loan approximates fair value since the loan carries a variable interest rate tied to the daily LIBOR rate.

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

22.     SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The results of operations by quarter for 2014 and 2013 were as follows:

	First	Second	Third	Fourth
Year Ended September 30, 2014	Quarter	Quarter	Quarter	Quarter

Interest income	$11,498,081	$11,374,645	$12,157,202	$12,397,370
Interest expense	1,322,825	1,313,168	1,280,061	1,314,003

Net interest income	10,175,256	10,061,477	10,877,141	11,083,367
Provision for loan losses	200,000	500,000	200,000	310,000

Net interest income after loan loss provision	9,975,256	9,561,477	10,677,141	10,773,367

Non-interest income	2,472,162	1,853,750	2,595,603	2,620,296
Non-interest expense	8,700,392	8,237,632	8,886,142	8,438,941

Income before taxes	3,747,026	3,177,595	4,386,602	4,954,722
Income tax expense	1,244,210	1,074,428	1,381,966	1,531,979

Net income	$2,502,816	$2,103,167	$3,004,636	$3,422,743

Income available to common shares	$2,207,549	$1,914,984	$2,804,241	$3,296,336

Earnings per common share - basic	$0.20	$0.17	$0.25	$0.28
Earnings per common share - diluted	$0.20	$0.17	$0.25	$0.27

Weighted average common shares outstanding - basic	10,948,781	10,969,484	11,023,167	11,671,891
Weighted average common shares outstanding - diluted	11,220,002	11,357,212	11,418,794	12,095,294

	First	Second	Third	Fourth
Year Ended September 30, 2013	Quarter	Quarter	Quarter	Quarter

Interest income	$13,612,790	$13,176,256	$12,707,194	$12,117,382
Interest expense	1,805,452	1,687,527	1,545,575	1,406,250

Net interest income	11,807,338	11,488,729	11,161,619	10,711,132
Provision for loan losses	2,065,000	1,375,000	1,800,000	6,850,000

Net interest income after loan loss provision	9,742,338	10,113,729	9,361,619	3,861,132

Non-interest income	4,716,128	4,635,892	4,913,580	4,504,483
Non-interest expense	9,858,192	9,105,717	8,797,381	9,481,956

Income (loss) before taxes	4,600,274	5,643,904	5,477,818	(1,116,341)
Income tax expense (benefit)	1,472,545	1,991,730	1,869,647	(537,326)

Net income (loss)	$3,127,729	$3,652,174	$3,608,171	$(579,015)

Income (loss) available to common shares	$2,722,270	$3,246,407	$3,262,705	$(941,895)

Earnings (loss) per common share - basic	$0.25	$0.30	$0.30	$(0.09)
Earnings (loss) per common share - diluted	$0.25	$0.29	$0.29	$(0.08)

Weighted average common shares outstanding - basic	10,815,633	10,916,522	10,914,913	10,922,253
Weighted average common shares outstanding - diluted	11,066,355	11,136,801	11,147,049	11,124,759

23.     CONDENSED PARENT-COMPANY-ONLY FINANCIAL STATEMENTS.

The following table presents the condensed parent-company-only balance sheets as of September 30, 2014 and 2013, and the condensed parent-company-only statements of income and cash flows of the Company for the years ended September 30, 2014, 2013 and 2012:

Condensed Balance Sheets	2014	2013

ASSETS:
Cash and cash equivalents	$98,529	$511,436
Investment in Bank	137,273,479	131,697,972
Intercompany loan to Bank	4,135,000	3,510,000
Other assets	1,245,830	1,687,394

Total assets	$142,752,838	$137,406,802

LIABILITIES:
Term loan	$9,250,000	$—
Subordinated debentures	19,589,000	19,589,000
Dividends payable	1,148,799	1,084,768
Other liabilities	648,903	674,968

Total liabilities	30,636,702	21,348,736

STOCKHOLDER’S EQUITY	112,116,136	116,058,066

Total liabilities and stockholder’s equity	$142,752,838	$137,406,802

Condensed Statements of Income	2014	2013	2012

Interest income	$122,237	$126,633	$131,051
Interest expense	677,189	509,437	541,727

Net interest expense	(554,952)	(382,804)	(410,676)

Non-interest income	210,283	169,122	1,042,468
Non-interest expense	771,664	829,460	746,278

Loss before income taxes and equity in earnings of Bank	(1,116,333)	(1,043,142)	(115,486)

Income tax benefit	(373,518)	(337,717)	(34,936)

Net loss before equity in earnings of Bank	(742,815)	(705,425)	(80,550)

Equity in earnings of Bank	11,776,177	10,514,484	9,910,238

Net income	$11,033,362	$9,809,059	$9,829,688

Income available to common shares	$10,223,110	$8,289,487	$8,145,658

Condensed Statements of Cash Flows	2014	2013	2012

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$11,033,362	$9,809,059	$9,829,688
Adjustments to reconcile net income to net cash from operating activities:
Equity in earnings of Bank	(11,776,177)	(10,514,484)	(9,910,238)
Net change in other assets and liabilities	537,530	95,332	(592,088)

Net cash used in operating activities	(205,285)	(610,093)	(672,638)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash received for investment in joint venture	—	60,000	—
Cash paid for investment in joint venture	(58,000)	—	—
Dividends received from Bank	6,200,000	12,000,000	13,500,000
(Increase) decrease in intercompany loan	(625,000)	850,000	(1,010,000)

Net cash provided by investing activities	5,517,000	12,910,000	12,490,000

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds received from term loan	10,000,000	—	—
Payments on term loan	(750,000)	—	—
Proceeds from stock options exercised	193,166	210,361	503,422
Issuance of treasury shares to equity trust	—	566,527	339,517
Proceeds received from Bank for stock-based compensation	42,140	1,424,085	1,357,604
Commission on shares purchased for dividend reinvestment plan	(19,802)	(24,027)	(22,013)
Repurchase of preferred shares, net	(10,000,000)	(7,951,199)	(6,608,067)
Redemption of preferred stock	(6,653,000)	—	—
Repurchase of common stock warrant	—	—	(1,110,000)
Dividends paid on common stock	(4,384,655)	(4,326,992)	(4,301,725)
Dividends paid on preferred stock	(705,520)	(1,234,529)	(1,626,900)
Proceeds from issuance of common stock	6,610,676	—	—
Common stock issued under employee compensation plan	115,003	99,997	100,000
Common stock surrendered to satisfy tax withholding obligations of stock-based compensation	(172,630)	(635,372)	(485,704)

Net cash used in financing activities	(5,724,622)	(11,871,149)	(11,853,866)

Net (decrease) increase in cash and cash equivalents	(412,907)	428,758	(36,504)

Cash and cash equivalents at beginning of year	511,436	82,678	119,182

Cash and cash equivalents at end of year	$98,529	$511,436	$82,678

24.             CUSTOMER FRAUD LOSS

Subsequent to September 30, 2013, management uncovered an elaborate fraud perpetrated against the Bank by one of its commercial loan customers.  The customer, who purported to be in the business of leasing equipment, created false documentation to purchase assets that did not exist and were the subject of fictitious leases.  The Company’s total exposure to the customer at September 30, 2013 consisted of an aggregate outstanding loan balance of $7.0 million less collateral of $631,000 that was in the Bank’s possession.  As a result, the Company recorded a charge-off totaling $6.4 million effective September 30, 2013, which represented the entire amount of the exposure that was determined to be unsecured as a result of the fraud.

The Company is pursuing an insurance claim for this loss under its fidelity bond, which carries a maximum limit of $5 million subject to certain adjustments.  However, the timing and potential results of these efforts are uncertain.

COMMON STOCK INFORMATION

The common stock of the Company is listed on the NASDAQ Global Select Market under the symbol “PULB.”  As of December 11, 2014, there were approximately 3,180 stockholders of record of the Company, including brokers or other nominees.

The following table sets forth high and low sales prices and dividend information for the Company’s common stock for fiscal years 2014 and 2013.

			Dividend
	High	Low	Per Share
Fiscal 2014

First Quarter	$11.46	$10.42	$0.095

Second Quarter	$11.68	$9.99	$0.095

Third Quarter	$11.40	$10.32	$0.095

Fourth Quarter	$11.74	$11.03	$0.095

Fiscal 2013

First Quarter	$9.37	$8.08	$0.095

Second Quarter	$10.57	$8.98	$0.095

Third Quarter	$10.74	$9.55	$0.095

Fourth Quarter	$10.40	$9.84	$0.095

DIRECTORS AND OFFICERS

Directors of Pulaski Financial Corp.	Senior Officers of Pulaski Bank, Continued

Stanley J. Bradshaw	Brian J. Björkman
Chairman of the Board	President, Commercial Lending Division
Principal, Bradshaw Capital Management
Cheri G. Bliefernich
William M. Corrigan, Jr.	Executive Vice President, Banking and Human Resources
Partner, Armstrong Teasdale LLP
Stephan R. Greiff
Gary W. Douglass	Co-President, Mortgage Division
President and Chief Executive Officer
Christopher M. Simms
Leon A. Felman	Co-President, Mortgage Division
Investor in Financial Institutions
James W. Sullivan
Michael R. Hogan	Executive Vice President, Corporate Planning
Retired Chief Administrative Officer	and Analysis
and Chief Financial Officer of	Chief Financial Officer of Mortgage Division
Sigma-Aldrich Corporation
Robin Baima
Timothy K. Reeves	Senior Vice President, Regional Manager, East Region
President and Owner of
Keenan Properties of St. Louis	Michael J. Benney
Senior Vice President, Chief Information Officer
Sharon A. Tucker, PhD
President of Tucker Consultants	Patrick M. Buehring
Regional President, Commerical Lending, Central Region
Lee S. Wielansky
Chairman and Chief Executive Officer of	Brian D. Cross
Midland Development Group, Inc.	Regional Sales Manager, Residential Mortgage Lending

Senior Officers of Pulaski Financial Corp.	Denise K. DeRousse
Senior Vice President, Retail Banking Operations
Gary W. Douglass
President and Chief Executive Officer	Thomas D. Flores
Regional President, Commercial Lending, West Region
Paul J. Milano
Executive Vice President,	Paul D. Grosse
Chief Financial Officer, Secretary and Treasurer	Regional President, Commercial Lending, East Region

Frank A. Schneider	Deborah A. Hanak
Senior Vice President and Controller	Senior Vice President, Regional Manager, Central Region

Senior Officers of Pulaski Bank	Rita M. Kuster
Senior Vice President, Commercial Lending-Underwriting
Gary W. Douglass	and Loan Administration
Chairman of the Board and
Chief Executive Officer	Alan E. LaFollette
Regional Sales Manager, Residential Mortgage Lending
W. Thomas Reeves
President	Frank A. Schneider
Senior Vice President and Controller
Paul J. Milano
Executive Vice President,	Brenda Bader Tucker
Chief Financial Officer, Secretary and Treasurer	Senior Vice President, Regional Manager, West Region

CORPORATE INFORMATION

Corporate Headquarters

12300 Olive Boulevard

St. Louis, Missouri 63141

314.878.2210

www.pulaskibank.com

Independent Auditors

KPMG LLP

St. Louis, Missouri

General Counsel

King, Krehbiel, & Hellmich, LLC

St. Louis, Missouri

Armstrong Teasdale LLP

St. Louis, Missouri

Special Securities Counsel

Kilpatrick Townsend & Stockton LLP

Washington, D.C.

Stock Transfer Agent

Computershare

College Station, Texas

877.373.6374

www.computershare.com/investor

ANNUAL MEETING

The annual meeting of the stockholders will be held Thursday, January 29, 2015 at 2:00 p.m., Central Time, at the St. Louis Marriott West, 660 Maryville Centre Drive, St. Louis, Missouri, 63141.