Form 10-K, Exhibit 13
period 2015-09-30
PULASKI FINANCIAL CORP
filed 2015-12-11
CIK 1062438

Exhibit 13.1

Annual Report to Stockholders

Pulaski Financial Corp.

2015 Annual Report

BUSINESS OF THE COMPANY

Pulaski Financial Corp. (the “Company”) is a diversified, community-based, bank holding company headquartered in St. Louis, Missouri. We conduct operations primarily through Pulaski Bank, N.A., a national bank (“Pulaski” or the “Bank”).  Pulaski provides an array of financial products and services for businesses and consumers primarily through its thirteen full-service offices in the St. Louis metropolitan area and residential mortgage loan production offices in the St. Louis, Kansas City, Chicago and Omaha-Council Bluffs metropolitan areas, mid-Missouri, southwestern Missouri, eastern Kansas, and Lincoln, Nebraska.

We have grown our assets and deposits organically by building our residential and commercial lending operations, opening de novo branches and residential mortgage loan production offices, and hiring experienced bankers with existing customer relationships in our markets. Our goal is to continue to deliver value to our shareholders and to enhance our franchise value and earnings through controlled growth in our banking operations, while maintaining the personal, community-oriented customer service that has characterized our success.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

	At or for the Years Ended September 30,
	2015	2014	2013	2012	2011
	(In thousands, except per share amounts)
FINANCIAL CONDITION DATA
Total assets	$1,521,694	$1,380,097	$1,275,944	$1,347,517	$1,309,209
Loans receivable, net	1,188,369	1,110,861	988,668	975,728	1,021,273
Mortgage loans held for sale	112,651	58,139	70,473	180,575	100,719
Cash and cash equivalents	79,784	81,549	86,309	62,335	57,071
Debt and mortgage-backed securities available for sale	5,327	28,352	38,691	21,595	14,457
Debt and mortgage-backed securities held to maturity	42,201	13,080	4,520	5,983	9,986
Capital stock of Federal Home Loan Bank and Federal Reserve Bank	11,156	8,268	4,777	5,559	3,100
Deposits	1,137,805	1,021,653	1,010,812	1,081,698	1,103,169
Borrowed money	219,854	210,940	113,483	109,981	48,356
Subordinated debentures	19,589	19,589	19,589	19,589	19,589
Stockholders’ equity — preferred	—	—	17,310	24,976	31,527
Stockholders’ equity — common	121,498	112,116	98,748	93,191	88,643

OPERATING DATA
Interest and dividend income	$50,031	$47,427	$51,614	$55,708	$60,253
Interest expense	5,653	5,230	6,445	8,678	12,951
Net interest income	44,378	42,197	45,169	47,030	47,302
Provision for loan losses	2,000	1,210	12,090	14,450	14,800
Net interest income after provision for loan losses	42,378	40,987	33,079	32,580	32,502
Total non-interest income	17,943	9,542	18,770	15,704	12,998
Total non-interest expense	39,246	34,263	37,243	34,191	34,285
Income before income taxes	21,075	16,266	14,606	14,093	11,215
Income taxes	6,948	5,233	4,797	4,263	3,150
Net income	14,127	11,033	9,809	9,830	8,065
(Premium) benefit from repurchase of preferred stock	—	(27)	22	364	—
Preferred stock dividends declared and discount accretion	—	(783)	(1,542)	(2,048)	(2,066)
Income available to common shares	$14,127	$10,223	$8,289	$8,146	$5,999

COMMON SHARE DATA
Basic earnings per common share	$1.19	$0.92	$0.76	$0.76	$0.57
Diluted earnings per common share	$1.17	$0.88	$0.74	$0.74	$0.55
Dividends declared per common share	$0.38	$0.38	$0.38	$0.38	$0.38
Book value per common share	$10.19	$9.31	$8.65	$8.21	$8.07
Weighted average common shares — basic	11,825	11,155	10,892	10,679	10,543
Weighted average common shares — diluted	12,064	11,570	11,133	10,994	10,988
Common shares outstanding at end of period	11,919	12,036	11,419	11,346	10,987

	At or for the Years Ended September 30,
	2015	2014	2013	2012	2011
KEY OPERATING RATIOS
Return on average assets	1.01%	0.87%	0.75%	0.75%	0.58%
Return on average total equity	12.09%	9.72%	8.04%	7.93%	6.73%
Return on average common equity	12.09%	9.80%	8.42%	8.75%	6.77%
Interest rate spread	3.30%	3.44%	3.59%	3.71%	3.51%
Net interest margin	3.40%	3.54%	3.71%	3.86%	3.67%
Efficiency ratio	63.14%	66.21%	58.28%	54.48%	56.87%
Dividend payout ratio	32.48%	43.18%	51.35%	51.35%	69.09%
Non-interest expense to average assets	2.81%	2.69%	2.87%	2.61%	2.49%
Average interest-earning assets to average interest-bearing liabilities	122.73%	123.09%	122.83%	120.89%	115.75%
Average total equity to average total assets	8.38%	8.90%	9.38%	9.48%	8.69%
Allowance for loan losses to total loans receivable	1.31%	1.42%	1.82%	1.73%	2.46%
Allowance for loan losses to non-performing loans	89.90%	59.24%	66.31%	36.05%	48.17%
Net charge-offs to average outstanding loans receivable	0.19%	0.34%	1.08%	2.26%	1.51%
Non-performing assets to total assets	1.49%	2.37%	2.66%	4.56%	5.51%

OTHER DATA
Number of:
Full-time equivalent employees	509	441	454	416	410
Full-service offices	13	13	13	13	13
Residential mortgage loan production offices	20	20	19	14	6

REGULATORY CAPITAL RATIOS Parent Company(1)
Common equity tier 1 capital to total risk- weighted assets	9.25%	N/A	N/A	N/A	N/A
Tier 1 capital to total risk weighted assets	10.74%	N/A	N/A	N/A	N/A
Total capital to total risk-weighted assets	11.99%	N/A	N/A	N/A	N/A
Tier I leverage capital to average assets	9.47%	N/A	N/A	N/A	N/A

Pulaski Bank (2)
Common equity tier 1 capital to total risk- weighted assets	11.16%	N/A	N/A	N/A	N/A
Tier 1 capital to total risk weighted assets	11.16%	12.20%	12.77%	12.33%	12.34%
Total capital to total risk-weighted assets	12.41%	13.46%	14.03%	13.58%	13.59%
Tier I leverage capital to average assets	9.83%	9.70%	10.05%	9.63%	10.18%

(1)         Regulatory capital ratios are for the parent company only and are computed in accordance with the Board of Governors of the Federal Reserve System’s instructions for Consolidated Financial Statements for Holding Companies.

(2)         Regulatory capital ratios are for Pulaski Bank only and are computed in accordance with the Office of the Comptroller of the Currency’s instructions for Consolidated Reports of Condition and Income.

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

This report may contain certain “forward-looking statements” within the meaning of the federal securities laws, which are made in good faith pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  These statements are not historical facts.  Rather, they are statements based on Pulaski Financial Corp.’s (the “Company”) current expectations regarding its business strategies, intended results and future performance.  Forward-looking statements are generally preceded by terms such as “expects,” “believes,” “anticipates,” “intends” and similar expressions.

Management’s ability to predict results or the effect of future plans or strategies is inherently uncertain.  Factors that could affect actual results include interest rate trends; the economy in the market area in which the Company operates, as well as nationwide; the market values of the real estate in the Company’s market area; the Company’s ability to control costs and expenses; competitive products and pricing; loan demand; the size, composition and quality of the loan portfolio, including trends in adversely classified loans, charge-offs, troubled debt restructurings and loan delinquency rates; changes in accounting policies; and changes in federal and state legislation and regulation.  Additional factors that may affect our results are discussed in the section titled “Risk Factors” in our annual report on Form 10-K and in other reports filed with the Securities and Exchange Commission.  These factors should be considered in evaluating the forward-looking statements and undue reliance should not be placed on such statements.  We assume no obligation to update any forward-looking statements to reflect events or circumstances after the date of the statements or to reflect the occurrence of anticipated or unanticipated events.

PULASKI’S COMMUNITY BANKING STRATEGY

Our community banking strategy is centered on building long-term relationships with small- to medium-sized businesses and retail customers and emphasizes high-quality, responsive and personalized customer service.  Pulaski has a 93-year history of serving many St. Louis neighborhoods and has positioned itself to be a “True Community Bank” to metropolitan St. Louis.  Our strategy has enabled us to capture a 1.29% share of the $89.9 billion St. Louis deposit market at June 30, 2015, as reported by the Federal Deposit Insurance Corporation (“FDIC”).  Pulaski Bank maintains the sixteenth largest deposit market share out of 135 financial institutions in the St. Louis metropolitan area.

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

On July 15, 2015, Pulaski Bank converted its regulatory charter from a federal savings bank to a national bank.  In conjunction with this conversion, Pulaski Financial Corp. converted its regulatory charter from a savings and loan holding company to a bank holding company.  We believe the national bank charter is a better platform for the Bank’s operations and will allow us to continue to grow its commercial business alongside its traditional retail business.  The conversion to a national bank charter had no effect on Pulaski Bank’s customers. Depositors continue to be insured by the FDIC to the fullest extent permitted by law. Following the charter conversion, Pulaski Bank continued to be regulated by the Office of the Comptroller of the Currency and the Company continued to be regulated by the Federal Reserve Board.

Primary Business Lines

Crucial to our community banking strategy is growth in the Company’s three primary business lines:  commercial banking services, retail mortgage lending and retail banking services.  Our marketplace continues to be extremely competitive, and we believe successful results can only be achieved by delivering our products with superior and efficient customer service.

Commercial Banking Services.  Our commercial banking services are centered on serving small- to medium-sized businesses primarily in the St. Louis metropolitan area, and the Company’s operations continue to be driven by its staff of experienced commercial bankers and the commercial banking relationships they generate.  Our commercial loan portfolio includes permanent mortgage loans secured by owner and non-owner occupied commercial and multi-family residential real estate, commercial and industrial loans, and, to a much lesser extent, commercial and multi-family construction loans and land acquisition and development loans.

Commercial loan originations totaled $576.6 million during the year ended September 30, 2015 compared with $502.5 million in fiscal 2014.  The commercial loan portfolio increased $55.4 million, or 7.7%, to $771.1 million at September 30, 2015 compared with $715.7 million at September 30, 2014.  The increase was primarily due to increases in real estate construction and development loans, commercial and industrial loans, and owner-occupied commercial real estate loans, and was generally the result of an increase in market demand for these types of products during the year ended September 30, 2015, combined with an increase in the number of producing commercial loan officers compared with the same period last year.  Real estate construction and development loans increased $32.6 million, or 69.7%, to $79.4 million at September 30, 2015 compared with $46.8 million at September 30, 2014.  Commercial and industrial loans increased $22.9 million, or 9.8%, to $258.2 million at September 30, 2015 compared with $235.3 million at September 30, 2014.  Owner-occupied commercial and multi-family real estate loans increased $13.0 million, or 9.7%, to $147.7 million at September 30, 2015 compared with $134.6 million at September 30, 2014.  Partially offsetting these increases was a $8.7 million, or 3.3%, decrease in non-owner occupied commercial and multi-family real estate loans to $32.6 million at September 30, 2015 compared with $37.1 million at September 30, 2014 and a $4.5 million, or 12.1%, decrease in land acquisition and development loans to $32.6 million at September 30, 2015 compared with $37.1 million at September 30, 2014.  Given the increased level of risk associated with certain types of commercial real estate lending created by the weakened economic climate, we have substantially deemphasized land acquisition and development lending in recent years.

Our commercial loan customers are also among the best sources of core deposit accounts.  Commercial checking and money market demand accounts totaled $246.7 million, or 21.7% of total deposits, at September 30, 2015 compared with $217.1 million, or 21.2% of total deposits, at September 30, 2014.

Retail Mortgage Lending.  The Company originates conforming, residential mortgage loans directly through commission-based sales staffs in the St. Louis, Kansas City, Chicago and Omaha-Council Bluffs metropolitan areas, mid-Missouri, southwestern Missouri, eastern Kansas, and Lincoln, Nebraska.  We are a leading mortgage originator in the St. Louis and Kansas City markets, and have successfully leveraged our reputation for strength and quality customer service with our staff of experienced mortgage loan officers who have strong community relationships.  Substantially all of the loans originated in the retail mortgage division are one- to four-family residential loans secured by properties in our market areas that are sold to investors on a “best-efforts,” servicing-released basis.  Such sales generate mortgage revenues, which is one of the Company’s largest sources of non-interest income.  In addition, loans that are closed and held pending their sale to investors provide a valuable source of interest income until they are sold.

The following is a quarterly summary by purpose of the principal balance of residential first mortgage loans originated for sale to investors during the years ended September 30, 2015 and 2014.

	2015			2014
	Mortgage	Home		Mortgage	Home
	Refinancings	Purchases	Total	Refinancings	Purchases	Total
	(In thousands)
First quarter	$94,694	$167,472	$262,166	$29,996	$136,423	$166,419
Second quarter	209,458	153,486	362,944	24,376	98,065	122,441
Third quarter	161,475	277,467	438,942	28,212	186,716	214,928
Fourth quarter	124,604	277,831	402,435	37,657	197,096	234,753
Total	$590,231	$876,256	$1,466,487	$120,241	$618,300	$738,541

The lower level of market interest rates during fiscal 2015, compared with the same period last year, created an increase in consumer demand for mortgage loan refinancing activity.  Loans originated to refinance existing mortgages totaled $590.2 million, or 40.3% of total loans originated for sale, for the year ended September 30, 2015 compared with $120.2 million, or 16.3% of total loans originated for sale, for the same period last year.  In addition, the recovering housing market resulted in an increased level of consumer demand for loans to finance the purchase of homes, which is dependent on a number of factors that are not within the Company’s control, including general economic conditions, the level of market interest rates and the supply of homes for sale on the market.  Loans originated to finance the purchase of homes totaled $876.3 million for the year ended September 30, 2015 compared with $618.3 million for the same period last year.

The following is a quarterly summary of the principal balance of residential first mortgage loans sold to investors and the related mortgage revenues generated by such sales for the years ended September 30, 2015 and 2014.

	2015			2014
			Net			Net
	Loans	Mortgage	Profit	Loans	Mortgage	Profit
	Sold	Revenues	Margin	Sold	Revenues	Margin
	(Dollars in thousands)
First quarter	$229,565	$1,474	0.64%	$179,919	$1,033	0.57%
Second quarter	337,890	2,189	0.65%	136,231	507	0.37%
Third quarter	387,113	3,107	0.80%	188,431	1,245	0.66%
Fourth quarter	433,467	3,103	0.72%	237,043	1,133	0.48%
Total	$1,388,035	$9,873	0.71%	$741,624	$3,918	0.53%

We sold $1.39 billion of residential loans to investors during the year ended September 30, 2015, which generated mortgage revenues totaling $9.9 million, compared with $741.6 million of loans sold, which generated $3.9 million of revenues for the year ended September 30, 2014.  The net profit margin on loans sold increased to 0.71% during the year ended September 30, 2015 compared with 0.53% during 2014.  The higher net profit margin realized during fiscal 2015 was primarily the result of proportionately lower levels of direct origination costs, as we were able to leverage our existing staff to process a portion of the increased origination volume.

Mortgage revenues were reduced by charges to earnings totaling $681,000 and $350,000 during the years ended September 30, 2015 and 2014, respectively, for estimated liabilities due to the Company’s loan investors under contractual obligations related to loans that were previously sold and became delinquent or defaulted or were determined to contain certain documentation or other underwriting deficiencies.  Refer to Note 10 of Notes to the Consolidated Financial Statements for a discussion of the Company’s treatment of and activity in the estimated liability.  We generally do not sell loans directly to government-sponsored enterprises, but rather to large national seller/servicers on a servicing-released basis.  The Company’s loans originated for sale are primarily made to our customers within our market areas and are underwritten according to government agency and investor standards.  In addition, all loans sold to our investors are subject to stringent quality control reviews by such investors before the purchases are funded.  As a result, we have been successful in defending and resolving a large number of recent repurchase demands.

Another important source of revenue generated by our mortgage banking operation is interest income on mortgage loans that are held for sale pending delivery to our loan investors.  Because such loans are generally held for short periods of time pending delivery to such investors, we are able to fund them with short-term, low-cost funding sources, which generally results in interest-rate spreads higher than other interest-earning assets held by the Company.  Interest income on loans held for sale increased 72.1% to $3.8 million for the year ended September 30, 2015 compared with $2.2 million last year.  The increase was due to a $43.8 million increase in the average balance resulting from the increased loan origination activity, partially offset by a market-driven 28 basis point decrease in the average yield.  Loan originations during the year ended September 30, 2015 exceeded loan sales resulting in a $54.5 million, or 93.8%, increase in mortgage loans held for sale to $112.7 million at September 30, 2015 from $58.1 million at September 30, 2014.

Although we primarily originate residential first mortgage loans for sale to investors, we have historically retained a certain number of loans in portfolio, consisting of first mortgage, second mortgage and home equity lines of credit, which are variable-rate revolving lines of credit secured by residential real estate.  Over the past several years, we have repeatedly tightened our underwriting standards in response to the prevailing economic conditions and have de-emphasized home equity lending.  In addition, the low interest rate environment that has existed over the past several years has significantly diminished the demand for variable-rate first mortgage loans, which were generally our primary portfolio product in prior periods.  However, the Company was successful in marketing two “niche” adjustable-rate residential first mortgage loan products to customers primarily in its St. Louis, Kansas City and Omaha markets during the year ended September 30, 2015.  As a result, the balance of residential first mortgage loans increased $44.9 million, or 16.4%, to $318.3 million at September 30, 2015 compared with $273.4 million at September 30, 2014.  The balance of home equity lines of credit decreased $19.6 million to $70.5 million at September 30, 2015 compared with $90.2 million at September 30, 2014.  The balance of second mortgage loans increased $2.3 million to $41.8 million at September 30, 2015 compared with $38.0 million at September 30, 2014.

Retail Banking Services.  We consider demand deposits, which include checking, money market and savings accounts, to be “core” deposits because they allow us to establish banking relationships with our customers that are less dependent upon interest rates paid.  Such deposits provide a stable funding source for the Bank’s asset base and produce valuable fee income.  Core deposits are received from local retail customers, commercial customers and municipal or other public entities.  Growth of relationship-based core deposits continues to be one of our primary, long-term strategic objectives.  Our approach to attracting deposits involves three key components:  providing excellence in customer service, best-in-class products and convenient banking locations.  Enhancing our ability to attract depositors, we offer our customers the ability to receive FDIC deposit insurance on their balances in excess of the standard amount of $250,000 per depositor through our participation in the Promontory Interfinancial Network (“Promontory”) Certificate of Deposit Account Registry Service (“CDARS”).  This product enables our customers to receive FDIC insurance on their account balances up to $50 million.  We offer similar “reciprocal” arrangements on money market deposit accounts through Promontory.  These accounts are offered directly to the Bank’s customers in its St. Louis market.

Total deposits increased 11.4%, or $116.2 million, to $1.14 billion at September 30, 2015 compared with $1.02 billion at September 30, 2014 as the result of increases in demand deposits and certificates of deposit. Total demand deposits increased $42.7 million to $702.1 million at September 30, 2015 compared with $659.1 million at September 30, 2014.  Certificates of deposit increased $73.4 million to $435.7 million at September 30, 2015 compared with $362.2 million at September 30, 2014.  The weighted average interest rates on total demand deposits and total certificates of deposit at September 30, 2015 were 0.14% and 0.79%, respectively, compared with 0.13% and 0.59%, respectively, at September 30, 2014. Primarily as the result of growth in higher costing certificates of deposit, the weighted average interest rate on total deposits at September 30, 2015 increased to 0.39% compared with 0.29% at September 30, 2014.

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

The balance of deposits from retail customers increased 6.7%, or $41.8 million, to $664.0 million at September 30, 2015 compared with $622.2 million at September 30, 2014.  The increase was due to a $35.5 million increase in retail certificates of deposit and a $6.3 million increase in retail demand deposits as we focused on attracting deposits from retail customers that had multiple relationships with the Bank.  The average interest rate paid on retail deposits at September 30, 2015 was 0.51% compared with 0.37% at September 30, 2014.

The balance of deposits from commercial customers increased $33.3 million, or 13.9%, to $273.9 million at September 30, 2015 compared with $240.5 million at September 30, 2014.  The increase in commercial deposits was primarily the result of additional deposits gathered from the Bank’s new and existing commercial customers combined with normal activity within existing customer accounts as these companies managed their cash needs.  The average interest rate paid on commercial deposits remained constant at 0.11% at September 30, 2015 and 2014.

The balance of deposits from municipal and other public entities increased $56.6 million, or 51.1%, to $167.5 million at September 30, 2015 compared with $110.8 million at September 30, 2014.  The increase in municipal and public entity deposits was the result of additional deposits gathered from the Bank’s new and existing customers combined with normal activity in such accounts.  The average interest rate paid on municipal and public entity deposits at September 30, 2015 was 0.32% compared with 0.22% at September 30, 2014.

Certificates of deposit obtained from national brokers decreased to $30.0 million at September 30, 2015 compared with $44.1 million at September 30, 2014. The Company primarily funds its assets with savings deposits from its local customers, which typically carry a lower cost than most of the Company’s wholesale funding sources.  During the years ended September 30, 2015 and 2014, this funding source was supplemented with certificates of deposit obtained from national brokers.  The decrease in certificates of deposit obtained from national brokers during 2015 was generally the result of the increase in deposits from local customers.  See Liquidity Risk for a discussion of the Company’s funding practices.

Retail banking fees, which include fees charged to customers who have overdrawn their checking accounts and service charges on other banking products, remained constant at $4.3 million for each of the years ended September 30, 2015 and 2014.

CRITICAL ACCOUNTING POLICIES

We have established various accounting policies that govern the application of U.S. Generally Accepted Accounting Principles (“GAAP”) in the preparation of our consolidated financial statements. Our significant accounting policies are described in the footnotes to the consolidated financial statements that appear in this report. Certain accounting policies involve significant judgments and assumptions by management that have a material impact on the carrying value of certain assets and liabilities.  We consider the accounting for the allowance for loan losses to be a critical accounting policy.  The judgments and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances.  Because of the nature of the judgments and assumptions made by management, actual results could differ from these judgments and estimates that could have a material impact on the carrying values of assets and liabilities and our results of operations.

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

	Years Ended September 30,
	2015			2014			2013
		Interest			Interest			Interest
	Average	and	Yield/	Average	and	Yield/	Average	and	Yield/
	Balance	Dividends	Cost	Balance	Dividends	Cost	Balance	Dividends	Cost
	(Dollars in thousands)
Interest-earning assets:
Loans receivable: (1)
Residential real estate	$309,912	$12,679	4.09%	$249,946	$11,597	4.64%	$226,333	$11,797	5.21%
Commercial	751,828	29,996	3.99%	700,254	29,287	4.18%	648,883	29,367	4.53%
Home equity lines of credit	81,254	3,082	3.79%	101,428	3,898	3.84%	128,723	4,837	3.76%
Consumer	1,870	42	2.26%	2,081	40	1.94%	2,046	43	2.14%
Total loans receivable	1,144,864	45,799	4.00%	1,053,709	44,822	4.25%	1,005,985	46,044	4.58%
Mortgage loans held for sale	95,638	3,777	3.95%	51,838	2,195	4.23%	152,340	5,170	3.39%
Securities and other	65,532	455	0.69%	85,832	410	0.48%	58,745	400	0.68%
Total interest-earning assets	1,306,034	50,031	3.83%	1,191,379	47,427	3.98%	1,217,070	51,614	4.24%

Non-interest-earning assets	88,452			83,341			83,536
Total assets	$1,394,486			$1,274,720			$1,300,606

Interest-bearing liabilities:
Interest-bearing checking	$227,387	317	0.14%	$245,485	406	0.17%	$261,178	476	0.18%
Savings	42,813	65	0.15%	41,649	70	0.17%	38,874	70	0.18%
Money market	230,356	754	0.33%	212,315	662	0.31%	182,834	517	0.28%
Certificates of deposit	420,093	3,032	0.72%	340,949	2,376	0.70%	416,355	3,902	0.94%
Total interest-bearing deposits	920,649	4,168	0.45%	840,398	3,514	0.42%	899,241	4,965	0.55%
Borrowed money	123,957	985	0.79%	107,940	1,220	1.13%	72,032	971	1.35%
Subordinated debentures	19,589	500	2.55%	19,589	496	2.53%	19,589	509	2.60%
Total interest-bearing liabilities	1,064,195	5,653	0.53%	967,927	5,230	0.54%	990,862	6,445	0.65%

Non-interest-bearing liabilities:
Non-interest-bearing deposits	195,959			180,896			172,814
Other non-interest-bearing liabilities	17,470			12,410			14,909
Total non-interest-bearing liabilities	213,429			193,306			187,723

Stockholders’ equity	116,862			113,487			122,021

Total liabilities and stockholders’ equity	$1,394,486			$1,274,720			$1,300,606

Net interest income		$44,378			$42,197			$45,169

Interest rate spread (2)			3.30%			3.44%			3.59%

Net interest margin (3)			3.40%			3.54%			3.71%

Ratio of average interest-earning assets to average interest-bearing liabilities	122.73%			123.09%			122.83%

(1) Includes non-accrual loans with an average balance of $21.9 million, $27.9 million and $38.8 million for the fiscal years ended September 30, 2015, 2014 and 2013, respectively.

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

	2015 Compared to 2014			2014 Compared to 2013
	Increase (Decrease) Due to			Increase (Decrease) Due to
	Rate	Volume	Net	Rate	Volume	Net
	(In thousands)
Interest-earning assets:
Loans receivable:
Residential real estate	$(1,483)	$2,565	$1,082	$(1,361)	$1,161	$(200)
Commercial	(1,374)	2,083	709	(2,339)	2,259	(80)
Home equity lines of credit	(51)	(765)	(816)	101	(1,040)	(939)
Consumer	6	(4)	2	(4)	1	(3)
Total loans receivable	(2,902)	3,879	977	(3,603)	2,381	(1,222)
Mortgage loans held for sale	(154)	1,736	1,582	1,048	(4,023)	(2,975)
Securities and other	72	(27)	45	(20)	30	10

Total net change in income on interest-earning assets	(2,984)	5,588	2,604	(2,575)	(1,612)	(4,187)

Interest-bearing liabilities:
Interest-bearing checking	(63)	(26)	(89)	(33)	(37)	(70)
Savings	(7)	2	(5)	(5)	5	—
Money market	39	53	92	57	88	145
Certificates of deposit	72	584	656	(892)	(634)	(1,526)
Total interest-bearing deposits	41	613	654	(873)	(578)	(1,451)
Borrowed money	(400)	165	(235)	(177)	426	249
Subordinated debentures	4	—	4	(13)	—	(13)

Total net change in expense on interest-bearing liabilities	(355)	778	423	(1,063)	(152)	(1,215)

Net change in net interest income	$(2,629)	$4,810	$2,181	$(1,512)	$(1,460)	$(2,972)

COMPARISON OF OPERATING RESULTS FOR THE

YEARS ENDED SEPTEMBER 30, 2015 AND 2014

OVERVIEW

Net income for the year ended September 30, 2015 was $14.1 million compared with $11.0 million for the year ended September 30, 2014.  Net income available to common shares for the year ended September 30, 2015 was $14.1 million, or $1.17 per diluted common share on 12.1 million average diluted shares outstanding, compared with net income available to common shares of $10.2 million, or $0.88 per diluted share on 11.6 million average diluted shares outstanding during the year ended September 30, 2014.  Reducing net income available to common shares for the year ended September 30, 2014 were dividends and discount accretion on the Company’s preferred stock, net of the benefit from the repurchase of a portion of the preferred stock, totaling $783,000, or $0.07 per diluted common share.  The Company repurchased or redeemed all of the remaining balance of the preferred stock during the year ended September 30, 2014.

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

Net interest income increased $2.2 million to $44.4 million for the year ended September 30, 2015 compared with $42.2 million for the year ended September 30, 2014 as the result of an increase in the average balance of interest-earning assets, partially offset by a decrease in the net interest margin.  The net interest margin decreased to 3.40% in 2015 compared with 3.54% in 2014 primarily as a result of market-driven decreases in the average yield on loans receivable and loans held for sale.

Total interest and dividend income increased $2.6 million to $50.0 million for the year ended September 30, 2015 compared with $47.4 million for the year ended September 30, 2014 due to an increase in the average balance of interest-earning assets partially offset by a decline in the average yield.  The average balance increased $114.7 million to $1.31 billion the year ended September 30, 2015 compared with $1.19 billion for the year ended September 30, 2014, primarily as the result of growth in the average balances of loans receivable and loans held for sale.  The average yield on interest-earning assets decreased from 3.98% for the year ended September 30, 2014 to 3.83% for the year ended September 30, 2015 primarily as a result of market-driven decreases in the average yield on loans receivable and loans held for sale.

Interest income on loans receivable increased 2.2% to $45.8 million for the year ended September 30, 2015 compared with $44.8 million for the same period last year as the result of an increase in the average balance, partially offset by a decrease in the average yield.  The average balance of loans receivable increased to $1.15 billion during the year ended September 30, 2015 compared with $1.05 billion during the same period last year. The increase was due to a $51.6 million increase in the average balance of commercial loans and a $60.0 million increase in residential first and second mortgage loans, partially offset by a $20.2 million decrease in the average balance of home equity lines of credit.  The average yield on loans receivable decreased to 4.00% during the year ended September 30, 2015 compared with 4.25% during the same period last year primarily as the result of a market-driven decline in interest rates on new residential real estate loans and new and renewing commercial loans.  See Results of Community Banking Strategy — Retail Mortgage Lending and Results of Community Banking Strategy — Commercial Banking Services for a discussion of lending activities.

Interest income on mortgage loans held for sale increased to $3.8 million year ended September 30, 2015 compared with $2.2 million for the same period last year as the result of an increase in the average balance, partially offset by a decrease in the average yield.  See Results of Community Banking Strategy — Retail Mortgage Lending for a discussion of mortgage banking activities.

Total interest expense increased $423,000 to $5.7 million for the year ended September 30, 2015 compared with $5.2 million for the year ended September 30, 2014 primarily as the result of an increase in the average balance of interest-bearing liabilities partially offset by a decline in the average cost of funds.  The average balance increased to $1.06 billion in 2015 compared with $967.9 million in 2014 primarily as the result of an increase in the average balance of deposits and, to a lesser extent, an increase in the average balance of borrowed money.  The average cost of funds decreased to 0.53% for the year ended September 30, 2015 compared with 0.54% for the same period in 2014.

Interest expense on deposits increased $653,000, or 18.6%, to $4.2 million for the year ended September 30, 2015 compared with $3.5 million for the year ended September 30, 2014 primarily as the result of an increase in the average balance.  The average balance of interest-bearing deposits increased to $920.6 million for the year ended September 30, 2015 from $840.4 million for the year ended September 30, 2014 primarily due to the increase in the average balance of certificates of deposit.  The average cost increased to 0.45% in 2015 from 0.42% in 2014 primarily as the result of a shift in the mix of deposits into higher costing certificates of deposit.  See Results of Community Banking Strategy — Retail Banking Services for a discussion of activity in deposits.

Interest expense on borrowed money decreased $235,000, or 19.3%, to $985,000 for the year ended September 30, 2015 compared with $1.2 million for the year ended September 30, 2014 as the result of a decrease in the average cost partially offset by an increase in the average balance.  The average balance increased to $124.0 million for the year ended September 30, 2015 compared with $107.9 million for the year ended September 30, 2014 due to additional borrowings used to fund asset growth.  The average cost decreased to 0.79% for the year ended September 30, 2015 compared with 1.13% for the year ended September 30, 2014 as the result of lower market interest rates combined with the maturity and resulting decrease in higher-cost, longer-term borrowings from the FHLB.

PROVISION FOR LOAN LOSSES

The provision for loan losses for the year ended September 30, 2015 was $2.0 million compared with $1.2 million for the same period a year ago.  Although credit quality trends continued to show improvement, the Company recorded an increased provision for fiscal 2015 generally due to significant loan growth during the year.  The ratio of the allowance for loan losses to total loans decreased to 1.31% at September 30, 2015 compared with 1.42% at September 30, 2014.  Management believes the change in this coverage ratio is appropriate based on the changes in the volume and composition of total loans receivable, non-performing and impaired loans and internally classified assets, and the volume and composition of loan charge-offs and foreclosures.  See Non-Performing Assets and Allowance for Loan Losses for a discussion of activity in the allowance for loan losses.

NON-INTEREST INCOME

Total non-interest income increased $8.4 million, or 88.0%, to $17.9 million for the year ended September 30, 2015 compared with $9.5 million for the year ended September 30, 2014 primarily as the result of an increase in mortgage revenues and other income.  See Results of Community Banking Strategy — Retail Mortgage Lending for a discussion of mortgage revenues.

Other income increased to $2.9 million for the year ended September 30, 2015 compared with $285,000 for the year ended September 30, 2014.  The Company recorded insurance recoveries totaling $2.0 million during the 2015 period resulting from payments received under its fidelity bond for coverage of a fraud perpetrated against the Bank by one of its commercial loan customers in a prior year.  See Note 23 of Notes to the Consolidated Financial Statements for a further discussion of the customer fraud loss.  Also contributing to the increase was the implementation of a new program to sell the insured portion of SBA loans to third-party investors during the last quarter of fiscal 2014 resulting in profits on sales of such loans totaling $404,000 for the year ended September 30, 2015 compared with $72,000 for the year ended September 30, 2014.

NON-INTEREST EXPENSE

Total non-interest expense increased $5.0 million, or 14.5%, to $39.2 million for the year ended September 30, 2015 compared with $34.3 million for the year ended September 30, 2014.  Significant changes in the components of non-interest expense are discussed below.

Salaries and employee benefits expense increased $3.7 million, or 20.7%, to $21.4 million for the year ended September 30, 2015 from $17.7 million for the same period last year.  The increase was primarily due to an increase in indirect variable compensation paid to mortgage lending employees as the result of the increase in the volume of loans originated for sale, additional employees hired to support the Company’s increased lending activities and increases in long-term and short-term incentive compensation expense that was contingent on the Company’s financial performance.  In addition, compensation expense for the fiscal year 2014 was reduced by the reversal of $488,000 in compensation expense recorded in prior years for bonuses and restricted stock awards related to certain former mortgage division employees that were determined to no longer be payable to such employees.

Occupancy, equipment and data processing expense increased $1.2 million, or 11.1%, to $12.0 million for the year ended September 30, 2015 from $10.8 million for the year ended September 30, 2014.  The increase was primarily related to additional expenses related to the addition of new mortgage loan origination offices and expenses related to the enhancement of certain capabilities of the Bank’s data processing systems.

Professional services expense decreased $423,000, or 18.7%, to $1.8 million for the year ended September 30, 2015 compared with $2.3 million for the year ended September 30, 2014.  Professional services expense for the year ended September 30, 2014 includes consulting and legal fees totaling approximately $321,000 for assistance with the implementation of changes in federal compliance regulations governing the mortgage banking industry and legal and audit fees related to the investigation of an elaborate fraud scheme involving one of the Bank’s commercial borrowers.  No such expenses were incurred during the comparable 2015 period.  In addition, the Company experienced lower levels of legal expense related to loan collection efforts in the 2015 period as the result of improving asset quality.

Real estate foreclosure losses (recoveries) and expense, net increased $355,000, or 109.8%, to a net expense of $32,000 for the year ended September 30, 2015 compared with a net recovery of $324,000 for the year ended September 30, 2014.  See Non-Performing Assets and Allowance for Loan Loss for a discussion of the Company’s activity in real estate acquired through foreclosure.

INCOME TAXES

Income tax expense increased from $5.2 million for the year ended September 30, 2014 to $6.9 million for the year ended September 30, 2015.  The effective tax rate was 32.97% in fiscal 2015 compared with 32.17% in fiscal 2014.  The effective tax rates differed from the combined federal and state statutory rates primarily as the result of non-taxable income related to bank-owned life insurance and tax-exempt interest income on certain loans receivable.  The higher effective tax rates in fiscal 2015 compared with fiscal 2014 were due to the lower level of pre-tax income in fiscal 2014 resulting in a higher ratio of non-taxable income to such pre-tax income.  See Note 11 of Notes to the Consolidated Financial Statements.

NON-PERFORMING ASSETS AND ALLOWANCE FOR LOAN LOSSES

Non-performing assets at September 30, 2015 and 2014 are summarized below.  The balances of non-performing loans represent the unpaid principal balances, net of amounts charged off. The balances of real estate acquired in settlement of loans are net of amounts charged off and any related valuation allowances.

	September 30,	September 30,
	2015	2014
NON-ACCRUAL LOANS: (1)
Single-family residential loans:
Residential first mortgage	$2,821,142	$4,026,180
Residential second mortgage	650,645	353,437
Home equity lines of credit	1,533,156	1,479,089
Total single-family residential loans	5,004,943	5,858,706
Commercial loans:
Commercial and multi-family real estate	229,649	456,668
Real estate construction and development	—	3,734,427
Commercial and industrial	304,328	348,108
Total commercial loans	533,977	4,539,203
Total non-accrual loans	5,538,920	10,397,909
NON-ACCRUAL TROUBLED DEBT RESTRUCTURINGS:
Current under restructured terms:
Single-family residential loans:
Residential first mortgage	4,696,586	4,667,707
Residential second mortgage	777,042	1,125,434
Home equity lines of credit	763,326	741,374
Total single-family residential loans	6,236,954	6,534,515
Commercial loans:
Commercial and multi-family real estate	3,210,845	3,334,541
Commercial and industrial	320,746	1,102,162
Total commercial loans	3,531,591	4,436,703
Total current troubled debt restructurings	9,768,545	10,971,218
Past due under restructured terms:
Single-family residential loans:
Residential first mortgage	1,878,951	3,476,743
Residential second mortgage	167,297	483,094
Home equity lines of credit	208,357	394,946
Total single-family residential loans	2,254,605	4,354,783
Commercial loans:
Commercial and multi-family real estate	—	668,555
Land acquisition and development	—	38,250
Real estate construction and development	12,405	39,234
Commercial and industrial	—	488,186
Total commercial loans	12,405	1,234,225
Total past due troubled debt restructurings	2,267,010	5,589,008
Total non-accrual troubled debt restructurings	12,035,555	16,560,226
Total non-performing loans	17,574,475	26,958,135
REAL ESTATE ACQUIRED IN SETTLEMENT OF LOANS:
Residential real estate	743,466	2,631,441
Commercial real estate	4,407,197	3,170,813
Total real estate acquired in settlement of loans	5,150,663	5,802,254
Total non-performing assets	$22,725,138	$32,760,389

Ratio of non-performing loans to total loans receivable	1.46%	2.40%
Ratio of non-performing assets to total assets	1.49%	2.37%
Ratio of allowance for loan losses to non-performing loans	89.90%	59.24%
Excluding troubled debt restructurings that are current under restructured terms and related allowance for loan losses:
Ratio of non-performing loans to total loans receivable	0.65%	1.42%
Ratio of non-performing assets to total assets	0.85%	1.58%
Ratio of allowance for loan losses to non-performing loans	197.40%	97.06%

(1) Amounts do not include troubled debt restructurings that are on a non-accrual basis.

Non-performing assets decreased $10.0 million to $22.7 million at September 30, 2015 compared with $32.8 million at September 30, 2014 as a result of a $4.9 million decrease in non-accrual loans, a $4.5 million decrease in non-accrual troubled debt restructurings and a $652,000 decrease in real estate acquired through foreclosure.

Loans are placed on non-accrual status when, in the opinion of management, the ultimate collectability of interest or principal is no longer probable.  Management considers many factors before placing a loan on non-accrual status, including the overall financial condition of the borrower, the progress of management’s collection efforts and the value of the underlying collateral.  Refer to Note 4 of Notes to the Consolidated Financial Statements for a discussion of the Company’s treatment of non-accrual interest.  Non-accrual loans decreased to $5.5 million at September 30, 2015 compared with $10.4 million at September 30, 2014 due primarily to a decrease in non-accrual commercial loans, and to a lesser extent, a decrease in non-accrual residential real estate loans.

Non-accrual commercial loans decreased $4.0 million to $534,000 at September 30, 2015 compared with $4.5 million at September 30, 2014.  The decrease was primarily due to the foreclosure, during the December 2014 quarter, on a loan secured by commercial land under development in the St. Louis metropolitan area with a carrying value, net of partial charge-offs, of $3.1 million at September 30, 2014.  The loan had been classified as non-accrual at September 30, 2014.  During the December 2014 quarter, the Company received $600,000 in payments from one of the loan guarantors.  Non-accrual residential real estate loans decreased $854,000 to $5.0 million at September 30, 2015 compared with $5.9 million at September 30, 2014 primarily as the result of a decrease in loans 90 days or more past due.

A loan is classified as a troubled debt restructuring if the Company, for economic or legal reasons related to the borrower’s financial difficulties, grants a concession to the borrower that it would not otherwise consider.  Refer to Note 4 of Notes to the Consolidated Financial Statements for a discussion of the Company’s treatment of troubled debt restructurings.  Total non-accrual troubled debt restructurings decreased $4.5 million to $12.0 million at September 30, 2015 compared with $16.6 million at September 30, 2014 primarily due to a decrease in restructured commercial and residential loans.

Management proactively modified loan repayment terms with residential borrowers who were experiencing financial difficulties, with the belief that these actions would maximize the Company’s ultimate recoveries on these loans.  The restructured terms of the loans generally included a reduction of the interest rates and the addition of past-due interest to the principal balance of the loans.  Many of these borrowers were current at the time of their modifications and showed strong intent and ability to repay their obligations under the modified terms.

Non-accrual restructured residential loans decreased to $8.5 million at September 30, 2015 compared with $10.9 million at September 30, 2014.  During the years ended September 30, 2015 and 2014, the Company restructured $2.8 million and $4.3 million, respectively, of loans to troubled residential borrowers and returned $3.6 million and $2.7 million, respectively, of previously restructured residential loans to accrual status as the result of the borrowers’ favorable performance history since restructuring.  Increasing non-accrual restructured residential loans during fiscal 2015 and 2014 were $1.3 million and $3.0 million, respectively, of restructured residential loans that had been returned to performing status in previous periods because of the borrowers’ favorable performance history, but became past due during the current year.  Reducing non-accrual restructured residential loans during the year ended September 30, 2015 were charge-offs totaling $619,000 and cash receipts totaling approximately $1.6 million compared with $760,000 and $1.9 million, respectively, during the same period last year.  At September 30, 2015, $8.5 million, or 71% of the total balance of restructured loans, related to residential borrowers compared with $10.9 million, or 66% of total restructured loans, at September 30, 2014.  At September 30, 2015, 73% of these residential borrowers were performing as agreed under the modified terms of the loans compared with 60% at September 30, 2014.

Non-accrual restructured commercial loans totaled $3.5 million at September 30, 2015 compared with $5.7 million at September 30, 2014.  During the year ended September 30, 2014, the Company restructured approximately $2.2 million of loans to troubled commercial borrowers.  The restructured terms of the loans generally included a reduction of the interest rates or renewal of maturing loans at interest rates that were determined to be less than risk-adjusted market interest rates on similar credits, temporary deferral of payment due dates, and the addition of past-due interest to the principal balance of the loans.  No such restructurings occurred during the year ended September 30, 2015.  During the year ended September 30, 2014, the Company returned $1.1 million, respectively, of previously restructured loans to performing status as the result of the borrowers’ favorable performance history since restructuring.  No such reclassifications occurred during the year ended September 30, 2015.  Also reducing non-accrual restructured commercial loans during the years ended September 30, 2015 and 2014 were cash receipts totaling $1.8 million and $3.1 million, respectively.

Real estate acquired in settlement of loans decreased $652,000 to $5.2 million at September 30, 2015 compared with $5.8 million at September 30, 2014.  Significant activity during the year ended September 30, 2015 included the foreclosure on a loan secured by commercial-use land in the St. Louis metropolitan area with a carrying value, net of partial charge-offs, of $3.1 million, partially offset by the sale of four parcels of commercial-use land in the St. Louis metropolitan area and rural Missouri with carrying values totaling $1.7 million.

Real estate foreclosure losses (recoveries) and expense totaled net expense of $32,000 for the year ended September 30, 2015 compared with a net recovery of $324,000 for the year ended September 30, 2014.  Real estate foreclosure losses (recoveries) and expense include realized losses and recoveries on the final disposition of foreclosed properties, additional write-downs for declines in the fair market values of properties subsequent to foreclosure, and expenses incurred in connection with maintaining the properties until they are sold.  Net expense during fiscal 2015 included $224,000 of additional write-downs related to eleven properties due to their declines in their estimated values since their acquisition in prior periods partially offset by a gain of $293,000 on the sale of the remaining parcel of commercial-use land in rural Missouri.  Net recoveries during fiscal 2014 included the recovery of $565,000 on two parcels of commercial-use land in rural Missouri that were sold at a value in excess of their carrying values.  These recoveries were partially offset by $220,000 of additional write-downs related to eleven residential properties due to their declines in their estimated values since their acquisition in prior periods.  Refer to Note 18 of Notes to the Consolidated Financial Statements for a discussion of fair value measurements on real estate acquired in settlement of loans.

The following table is a summary of the activity in the allowance for loan losses for the years ended September 30, 2015 and 2014:

	2015	2014
Balance, beginning of year	$15,978,421	$18,306,114
Provision charged to expense	2,000,000	1,210,000
Charge-offs:
Single-family residential loans	2,300,320	3,966,996
Commercial loans	419,205	1,898,975
Consumer and installment	227,908	127,673
Total charge-offs	2,947,433	5,993,644
Recoveries:
Single-family residential loans	593,511	811,338
Commercial loans	146,961	1,613,850
Consumer and installment	27,647	30,763
Total recoveries	768,119	2,455,951
Net charge-offs	2,179,314	3,537,693
Balance, end of year	$15,799,107	$15,978,421

The following table contains a breakdown of the principal balance of loans receivable at September 30, 2015 by type, the ratio of net charge-offs to the average balance of each type for the years ended September 30, 2015 and 2014, and the average annual charge-offs for the five years ended September 30, 2015 and 2014.

	Principal	Net Charge-Offs as a
	Balance	Percent of Average Loan Category
	Net of			Annualized
	Charge-offs at	Year Ended		Five Years Ended
	September 30,	September 30,		September 30,
	2015	2015	2014	2015	2014
	(Dollars in thousands)
Single-family residential:
Residential first mortgage	$318,268	0.28%	0.60%	1.49%	1.74%
Residential second mortgage	41,822	0.99%	1.25%	3.00%	3.41%
Home equity lines of credit	70,530	1.35%	1.24%	1.96%	2.01%
Commercial (1)	771,074	0.06%	0.04%	0.57%	0.92%
Consumer and installment	1,651	5.02%	0.50%	2.54%	2.12%
Total loans receivable	$1,203,345	0.26%	0.34%	1.07%	1.39%

(1)    Commercial includes land acquisition and development, real estate construction and development, commercial and multi-family real estate, and commercial and industrial loans.

Refer to Note 4 of Notes to the Consolidated Financial Statements for a discussion of the Company’s loan loss and charge-off methodology.  The provision for loan losses for the year ended September 30, 2015 was $2.0 million compared with $1.2 million in 2014.  The increased provision for 2015 compared with the prior year was generally the result of the impact of significant growth in the balance of loans receivable combined with the impact of net charge-offs.

Net charge-offs for the year ended September 30, 2015 were $2.2 million, or 0.19% of average loans, compared with $3.5 million, or 0.34% of average loans, for fiscal 2014.  Gross charge-offs decreased $3.0 million primarily as the result of a $1.5 million decrease in gross charge-offs on commercial loans and a $1.7 million decrease in gross charge-offs on residential loans.  The decrease in residential loan charge-offs was primarily the result of the decreased level of impaired residential loans combined with a recovering housing market.  Significant activity in commercial loan charge-offs for the year ended September 30, 2015 included $359,000 related to several loans to one commercial borrower secured by residential properties in the St. Louis metropolitan area. Significant activity in commercial loan charge-offs for the year ended September 30, 2014 included $1.9 million of charge-offs related to two loans secured by commercial-use land in the St. Louis metropolitan area.

Reducing net charge-offs were recoveries totaling $768,000 and $2.5 million for the years ended September 30, 2015 and 2014, respectively.  Such recoveries were generally the result of an extended period of collection efforts by the Company or other circumstances beyond the Company’s control.  Accordingly, it is not expected that similar recoveries will be realized in future periods.  Significant recoveries for the year ended September 30, 2014 included the collection of $1.3 million of cash payments from borrowers related to three large commercial real estate loans that had been charged off in previous periods.

The ratio of the allowance for loan losses to loans receivable decreased to 1.31% at September 30, 2015 compared with 1.42% at September 30, 2014.  The ratio of the allowance for loan losses to non-performing loans was 89.90% at September 30, 2015 compared with 59.24% at September 30, 2014.  Excluding restructured loans that were performing under their restructured terms and the related allowance for loan losses, the ratio of the allowance for loan losses to the remaining non-performing loans was 197.40% at September 30, 2015 compared with 97.06% at September 30, 2014.  Management believes the changes in these coverage ratios are appropriate due to the changes in the volume and composition of total loans receivable, non-performing and impaired loans and internally classified assets, and the volume and composition of loan charge-offs and foreclosures.

Management believes that the amount maintained in the allowance is adequate to absorb probable losses inherent in the portfolio.  Although management believes that it uses the best information available to make such determinations, future adjustments to the allowance for loan losses may be necessary and results of operations could be significantly and adversely affected if circumstances differ substantially from the assumptions used in making the determinations.  While management believes it has established the allowance for loan losses in accordance with U.S. GAAP, the Bank’s regulators, in reviewing the Bank’s loan portfolio, may request the Bank to significantly increase its allowance for loan losses.  In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that a substantial increase will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above.  Any material increase in the allowance for loan losses will adversely affect the Company’s financial condition and results of operations.

The following table summarizes the unpaid principal balances of impaired loans at September 30, 2015 and 2014.  Such unpaid principal balances have been reduced by all partial charge-offs.  Refer to Note 4 of Notes to the Consolidated Financial Statements for a summary of the Company’s specific reserves on impaired loans.

	September 30, 2015				September 30, 2014
		Impaired Loans with				Impaired Loans with
	Impaired	No Specific Allowance			Impaired	No Specific Allowance
	Loans with	Partial	No Partial	Total	Loans with	Partial	No Partial	Total
	Specific	Charge-offs	Charge-offs	Impaired	Specific	Charge-offs	Charge-offs	Impaired
	Allowance	Recorded	Recorded	Loans	Allowance	Recorded	Recorded	Loans
Single-family residential:
Residential first mortgage	$2,422,908	$2,249,079	$14,528,332	$19,200,319	$3,774,636	$2,618,279	$16,127,230	$22,520,145
Residential second mortgage	351,274	338,025	2,410,518	3,099,817	553,998	398,387	2,730,620	3,683,005
Home equity lines of credit	333,688	429,381	2,459,636	3,222,705	104,618	395,193	2,817,687	3,317,498
Total single-family residential	3,107,870	3,016,485	19,398,486	25,522,841	4,433,252	3,411,859	21,675,537	29,520,648
Commercial:
Commercial and multi-family real estate	15,539	2,287,374	4,722,522	7,025,435	26,227	3,629,602	5,895,832	9,551,661
Land acquisition and development	—	—	—	—	—	3,772,677	—	3,772,677
Real estate construction and development	—	12,405	—	12,405	—	39,234	—	39,234
Commercial and industrial	188,301	101,845	334,928	625,074	481,534	1,144,774	1,364,237	2,990,545
Total commercial loans	203,840	2,401,624	5,057,450	7,662,914	507,761	8,586,287	7,260,069	16,354,117
Consumer and installment	—	—	—	—	—	14,121	47,298	61,419
Total	$3,311,710	$5,418,109	$24,455,936	$33,185,755	$4,941,013	$12,012,267	$28,982,904	$45,936,184

The total unpaid principal balance of impaired loans decreased $12.8 million to $33.2 million at September 30, 2015 compared with $45.9 million at September 30, 2014, primarily as the result of an $8.7 million decrease in impaired commercial loans and a $4.0 million decrease in impaired residential real estate loans.  Residential real estate first mortgage, second mortgage and home equity lines of credit that were determined to be impaired and had related specific allowances decreased to $3.1 million at September 30, 2015 compared with $4.4 million at September 30, 2014.  Such loans were determined to be impaired, but did not yet meet the Company’s criteria for charge-off.  Refer to Note 4 of Notes to the Consolidated Financial Statements for a discussion of the Company’s charge-off methodology.  Residential real estate first mortgage, second mortgage and home equity lines of credit that were determined to be impaired and had partial charge-offs recorded decreased to $3.0 million at September 30, 2015 compared with $3.4 million at September 30, 2014.  The decreases resulted primarily from the overall decrease in past due residential loans.

Residential loans that were determined to be impaired and had no specific allowance or no partial charge-offs recorded decreased to $19.4 million at September 30, 2015 compared with $21.7 million at September 30, 2014.  Such loans were determined to be impaired and were placed on non-accrual status because management determined that the Company will be unable to collect all amounts due on a timely basis according to the loan contract, including scheduled interest payments.  However, after evaluation of the fair value of the underlying collateral for collateral-dependent loans, expected future cash flows for non-collateral-dependent loans, the delinquency status of the notes and the ability of the borrowers to repay the principal balance of the loans, management determined that no impairment losses were probable on these impaired residential loans at September 30, 2015 and 2014.

Commercial loans that were determined to be impaired and had related specific allowances decreased to $204,000 at September 30, 2015 compared with $508,000 at September 30, 2014.  Commercial loans that were determined to be impaired and had partial charge-offs recorded decreased to $2.4 million at September 30, 2015 compared with $8.6 million at September 30, 2014.  The decrease was primarily the result of the foreclosure during the year ended September 30, 2015 on a loan secured by commercial-use land in the St. Louis metropolitan area with a carrying value, net of partial charge-offs, of $3.1 million combined with payoffs from two commercial borrowers totaling $1.1 million and additional charge-offs totaling $398,000.

Commercial loans that were determined to be impaired and had no related specific allowances or no partial charge-offs recorded decreased to $5.1 million at September 30, 2015 compared with $7.3 million at September 30, 2014.  Such loans were determined to be impaired and were placed on non-accrual status because management determined that the Company will be unable to collect all amounts due on a timely basis according to the loan contract, including scheduled interest payments.  However, after evaluation of the fair value of the underlying collateral securing the remaining balances of collateral-dependent loans, expected future cash flows of non-collateral-dependent loans and the ability of the borrowers to repay the principal balance of the loans, management determined that no impairment losses were probable on these loans.  The decrease was primarily related to payoffs of such loans totaling $1.2 million in fiscal 2015.

FINANCIAL CONDITION

Cash and cash equivalents decreased $1.8 million to $79.8 million at September 30, 2015 from $81.5 million at September 30, 2014.  Federal funds sold and overnight interest-bearing deposit accounts remained constant at $67.8 million at September 30, 2015 and 2014.  Cash and amounts due from depository institutions decreased to $12.0 million at September 30, 2015 compared with $13.7 million at September 30, 2014.  Available cash was used to fund loan growth.

Debt and mortgage-backed securities available for sale decreased to $5.3 million at September 30, 2015 from $13.1 million at September 30, 2014.   Debt and mortgage-backed securities held to maturity increased to $42.2 million at September 30, 2015 from $28.4 million at September 30, 2014.  Such securities are held primarily as collateral to secure retail repurchase agreements.  The total balance held in these securities is adjusted through purchases and maturities to reflect fluctuations in the balances of the deposits and retail repurchase agreements they are securing.

Capital Stock of the Federal Home Loan Bank and Federal Reserve Bank increased $2.9 million to $11.2 million at September 30, 2015 from $8.3 million at September 30, 2014.  The Bank is generally required to hold a specific amount of stock based upon its total FHLB borrowings outstanding and, accordingly, the balance fluctuates with changes in the balance of such borrowings.  In addition, in connection with its regulatory charter conversion from a federal savings bank to a national bank in July 2015, Pulaski Bank was required to purchase $2.6 million in Federal Reserve Bank stock.

Bank-owned life insurance increased $901,000 to $34.6 million at September 30, 2015 from $33.7 million at September 30, 2014.  The increase was attributable to appreciation of the cash surrender values of existing policies.  Increases in cash surrender values are classified as other income and are tax exempt.

Prepaid expenses, accounts receivable and other assets increased $2.2 million to $9.4 million at September 30, 2015 from $7.2 million at September 30, 2014 primarily as the result of increases in the fair value of interest-rate lock commitments issued to residential loan customers associated with loans that will be originated for sale and accounts receivable.

Borrowed money increased $8.9 million to $219.9 million at September 30, 2015 from $210.9 million at September 30, 2014.  The Company supplements its primary funding source, retail deposits, primarily with borrowings from the FHLB and to a lesser extent, retail repurchase agreements.  See Liquidity and Capital Resources for a further discussion of the Company’s funding practices.  The increase was used to supplement the funding of asset growth and was the result of a $2.6 million increase in advances from the FHLB and a $7.3 million increase in retail repurchase agreements partially offset by a $1.0 million decrease in the term loan resulting from scheduled payments.  See Note 8 of Notes to Unaudited Consolidated Financial Statements for a summary of the term loan.

Advance payments by borrowers for taxes and insurance represent insurance and real estate tax payments collected from borrowers on loans serviced by the Bank, including loans held pending sale to investors.  The balance increased $763,000 to $4.9 million at September 30, 2015 compared with $4.2 million at September 30, 2014, primarily due to the increase in the amount of such loans outstanding during the same period.

Other Liabilities increased $6.3 million to $16.4 million at September 30, 2015 from $10.1 million at September 30, 2014 as the result of changes in the fair value of the derivative financial instruments associated with interest-rate lock commitments issued to residential loan customers for loans that will be originated for sale and forward sales commitments issued to investors for such loans and increases in accrued expenses.

Total stockholders’ equity increased $9.4 million to $121.5 million at September 30, 2015 from $112.1 million at September 30, 2014, primarily as the result of net income of $14.1 million and stock options exercised of $441,000, partially offset by the payment of common stock dividends totaling $4.6 million and common stock surrendered to satisfy tax obligations for the distribution of equity trust shares totaling $1.5 million.

COMPARISON OF OPERATING RESULTS FOR THE

YEARS ENDED SEPTEMBER 30, 2014 AND 2013

OVERVIEW

Net income for the year ended September 30, 2014 was $11.0 million compared with $9.8 million for the year ended September 30, 2013.  Net income available to common shares for the year ended September 30, 2014 was $10.2 million, or $0.88 per diluted common share on 11.6 million average diluted shares outstanding, compared with net income available to common shares of $8.3 million, or $0.74 per diluted share on 11.1 million average diluted shares outstanding during the year ended September 30, 2013.  Reducing net income available to common shares were dividends and discount accretion on the Company’s preferred stock, net of the benefit from the repurchase of a portion of the preferred stock, totaling $783,000, or $0.07 per diluted common share for the year ended September 30, 2014 compared with $1.5 million, or $0.14 per diluted common share for the year ended September 30, 2013.  The lower level of dividends and discount accretion during 2014 resulted from the Company’s repurchases and redemptions of preferred stock with par value totaling $17.4 million during the year ended September 30, 2014 compared with $8.0 million during the year ended September 30, 2013.

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

Total interest and dividend income decreased $4.2 million to $47.4 million for the year ended September 30, 2014 compared with $51.6 million for the year ended September 30, 2013 due to a decline in the average yield, and to a lesser extent, a decline in the average balance of interest-earning assets.  The average yield on interest-earning assets decreased from 4.24% for the year ended September 30, 2013 to 3.98% for the year ended September 30, 2014 and the average balance decreased $25.7 million to $1.19 billion for the year ended

September 30, 2014.  The decrease in the average yield was primarily due to the market-driven decline in the average yield on loans receivable, partially offset by an increase in the average yield for loans held for sale.  The decrease in the average balance was primarily due to a decrease in the average balance of loans held for sale, partially offset by increases in the average balances of loans receivable and other interest-earning assets.  The average balance of loans receivable increased $47.7 million to $1.05 billion for the year ended September 30, 2014.  The average balance of residential mortgage loans increased $23.6 million and the average balance of commercial loans increased $51.4 million.  These increases were partially offset by a decline of $27.3 million in the average balance of home equity lines of credit.  The average balance of loans held for sale decreased $100.5 million and the average balance of all other interest earning assets increased $27.1 million.

Total interest expense decreased $1.2 million to $5.2 million for the year ended September 30, 2014 compared with $6.4 million for the year ended September 30, 2013, due primarily to a market-driven decline in the average cost of funds from 0.65% for 2013 to 0.54% for 2014 and a change in the composition of deposits.

Interest expense on deposits decreased $1.5 million, or 29.2%, to $3.5 million for the year ended September 30, 2014 compared with $5.0 million for the year ended September 30, 2013, primarily as the result of a market-driven decrease in the average cost, and to a lesser extent, a decrease in the average balance.  The average cost decreased to 0.42% in 2014 from 0.55% in 2013.  The average balance of interest-bearing deposits decreased to $840.4 million for the year ended September 30, 2014 from $899.2 million for the year ended September 30, 2013, primarily due to the decreases in certificates of deposit and interest-bearing checking accounts.

Interest expense on borrowed money increased $249,000, or 25.7%, to $1.2 million for the year ended September 30, 2014 compared with $970,000 for the year ended September 30, 2013 as the result of an increase in the average balance, partially offset by a decrease in the average cost.  The average balance increased to $107.9 million for the year ended September 30, 2014 from $72.0 million for the year ended September 30, 2013, due to the receipt in January 2014 of the proceeds from a $10.0 million term loan that were used to finance the repurchase of outstanding shares of the Company’s preferred stock and additional borrowings used to partially fund deposit outflows.  The average cost decreased from 1.35% to 1.13% during the same periods, respectively, primarily as the result of lower market interest rates during 2014.

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

NON-INTEREST INCOME

Total non-interest income decreased $9.2 million, or 49.2%, to $9.5 million for the year ended September 30, 2014 compared with $18.8 million for the year ended September 30, 2013, primarily as the result of a decrease in mortgage revenues and, to a much lesser extent, a decrease in investment brokerage revenues.

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

The Company sold $741.6 million of residential loans to investors during the year ended September 30, 2014, which generated mortgage revenues totaling $3.9 million, compared with $1.40 billion of loans sold, which generated $12.3 million of revenues for the year ended September 30, 2013.  The net profit margin on loans sold decreased to 0.53% during the year ended September 30, 2014 compared with 0.88% during 2013.   The lower net

profit margins realized during fiscal 2014 were primarily the result of proportionately higher direct origination costs and, to a lesser extent, market-driven decreases in selling prices realized from the Company’s loan investors.

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

Salaries and employee benefits expense remained constant at $17.7 million for each of the years ended September 30, 2014 and 2013.  Reducing compensation expense for 2014 was the reversal of $488,000 in compensation expense recorded in prior years for bonuses and restricted stock awards related to certain former mortgage division employees that were determined to no longer be payable to such employees.  Excluding this amount, salaries and employee benefits expense increased $455,000, or 2.6%, for the year ended September 30, 2014 compared with the same period last year.  Such increase was generally the result of increased commercial loan staffing levels, partially offset by lower incentive compensation accruals.

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

FDIC deposit insurance premium expense decreased $161,000, or 12.8%, to $1.1 million for the year ended September 30, 2014 compared with $1.3 million for the year ended September 30, 2013 as the result of a reduction in the Bank’s assessment rate during the quarter ended March 31, 2013, combined with a decrease in the Bank’s average total assets from the prior year.

Real estate foreclosure (recoveries) losses and expense, net totaled a net recovery of $324,000 for the year ended September 30, 2014 compared with net expense of $2.2 million for the year ended September 30, 2013.  Net recoveries during fiscal 2014 included recoveries totaling $565,000 on two parcels of commercial-use land in rural Missouri that were sold at a value in excess of their carrying values.  These recoveries were partially offset by $220,000 of additional write-downs related to eleven residential properties due to their declines in their estimated values since their acquisition in prior periods.  Expense during fiscal 2013 included $1.6 million of write-downs related to three commercial properties and $205,000 of write-downs related to several residential properties due to declines in their estimated values since their acquisition in prior periods.  Partially offsetting these expenses during fiscal 2013 was a $120,000 recovery on the sale of land in Jefferson County, Missouri.

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

Earnings Simulation Modeling.  Net income is affected by changes in the level of interest rates, the shape of the yield curve and the general market pressures affecting current market interest rates at the time of simulation.  Many interest rate indices do not move uniformly, creating certain disunities between them.  For example, the spread between a thirty-day, prime-based asset and a thirty-day FHLB advance may not be uniform over time.  The earnings simulation model projects changes in net interest income caused by the effect of changes in interest rates on interest-earning assets and interest-bearing liabilities.  Simulation results are measured as a percentage change in net interest income compared with the static-rate or “base case” scenario. The model considers increases and decreases in asset and liability volumes using prepayment assumptions as well as rate changes.  Rate changes are modeled gradually over a twelve-month period, referred to as a “rate ramp.”  The model projects only changes in interest income and expense and does not project changes in non-interest income, non-interest expense, provision for loan losses, the impact of changing tax rates, or any actions that the Company might take to counter the effect of market interest rate movements.  At September 30, 2015, net interest income simulation showed a negative 390 basis point change from the base case in a 200 basis point ramped rising rate environment and a negative 170 basis point change from the base case in a 100 basis point ramped declining rate environment.  The projected decreases in net interest income are within the Asset/Liability Committee’s guidelines in a 200 basis point increasing or 100 basis point decreasing interest rate environment.  However, management continually monitors signs of elevated risks and takes certain actions to limit these risks.

The following table summarizes the results of the Company’s income simulation model as of September 30, 2015 and 2014.

	Change in Net Interest Income
	2015		2014
	Year 1	Year 2	Year 1	Year 2
Change in Market Interest Rates:
200 basis point ramped increase	(3.9)%	(9.4)%	(4.3)%	(7.8)%
Base case - no change	—	(3.4)%	—	(3.6)%
100 basis point ramped decrease	(1.7)%	(8.0)%	(1.0)%	(6.9)%

Net Portfolio Value Analysis.  Net portfolio value (“NPV”) represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market-risk sensitive instruments in the event of a sudden and sustained 100 to 200 basis point increase or decrease in market interest rates with no effect given to any actions management might take to counter the effect of the interest rate movements. The following is a summary of the results of the report compiled by the Company’s outside consultant using data and assumptions management provided as of September 30, 2015 and 2014.

	Estimated Change in Net Portfolio Value
	2015		2014
	Amount (Dollars in thousands)	Percent	Amount (Dollars in thousands)	Percent
Change in Market Interest Rates:
200 basis point increase	$(11,775)	(7.0)%	$(11,921)	(7.6)%
Base case - no change	—	—	—	—
100 basis point decrease	(16,306)	(9.7)%	(11,484)	(7.3)%

The preceding table indicates that, at September 30, 2015, in the event of a 200 basis point increase in prevailing market interest rates, NPV would be expected to decrease by $11.8 million, or 7.0% of the base case scenario value of $168.1 million.  In the event of a decrease in prevailing market rates of 100 basis points, NPV would be expected to decrease by $16.3 million, or 9.7% of the base case scenario value.  The projected decrease in NPV is within the Asset/Liability Committee’s guidelines in a 200 basis point increasing or 100 basis point decreasing interest rate environment.  However, management continually monitors signs of elevated risks and takes certain actions to limit these risks.

The following table presents the Company’s financial instruments that are sensitive to changes in interest rates, categorized by time remaining to scheduled repricing or maturity, and the instruments’ estimated fair values and weighted average interest rates at September 30, 2015.  Expected maturities use certain assumptions based on historical experience and other data available to management.

	Weighted		One Year	After Three	After Five		Carrying	Estimated
	Average	Within One	to	Years to Five	Years to	Beyond	Value	Fair
	Rate	Year	Three Years	Years	Ten Years	Ten Years	Total	Value
	(Dollars in Thousands)
Interest-Sensitive Assets

Loans receivable - net (1)	3.97%	$467,481	$187,605	$384,654	$77,623	$71,006	$1,188,369	$1,205,987
Mortgage loans held for sale - net (2)	3.86%	112,651	—	—	—	—	112,651	112,651
Debt securities - AFS	0.52%	5,076	100	—	—	—	5,176	5,176
Debt securities - HTM	0.38%	39,688	—	—	—	—	39,688	39,690
Mortgage-backed securities - HTM	3.23%	2,108	20	100	—	285	2,513	2,630
Mortgage-backed securities - AFS	5.75%	—	—	62	—	89	151	151
FHLB stock	2.90%	8,531	—	—	—	—	8,531	8,531
FRB stock	6.00%	2,626	—	—	—	—	2,626	2,626
Other	0.24%	67,787	—	—	—	—	67,787	67,787
Total interest-sensitive assets		$705,948	$187,725	$384,816	$77,623	$71,380	$1,427,492	$1,445,229

Interest-Sensitive Liabilities

Savings accounts	0.12%	$43,938	$—	$—	$—	$—	$43,938	$43,938
Checking accounts (3)	0.11%	225,967	—	—	—	—	225,967	225,967
Money market accounts	0.31%	228,679	—	—	—	—	228,679	228,679
Certificate of deposit accounts	0.79%	316,581	114,389	4,700	—	—	435,670	436,923
FHLB advances	0.40%	166,500	—	—	4,000	—	170,500	171,222
Retail repurchase agreements	0.17%	41,104	—	—	—	—	41,104	41,104
Term loan	2.70%	1,375	3,000	3,437	438	—	8,250	8,154
Subordinated debentures	2.57%	—	—	—	—	19,589	19,589	19,583
Total interest-sensitive liabilities		$1,024,144	$117,389	$8,137	$4,438	$19,589	$1,173,697	$1,175,570

Off-Balance-Sheet Items

Operating leases		$1,782	$2,577	$1,180	$268	$—	$—	$—
Commitments to extend credit	3.74%	181,913	—	—	—	—	—	183,545
Unused lines of credit - residential		45,016	—	—	—	—	—	45,615
Unused lines of credit - commercial		173,771	—	—	—	—	—	174,970
Unused lines of credit - consumer		127	—	—	—	—	—	126

(1) Includes non-accrual loans.

(2) Maturity reflects expected committed sales to investors.

(3) Excludes non-interest-bearing checking accounts of $203.6 million.

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

The Company primarily funds its assets with deposits from its retail, commercial and public entity customers.  In addition, the Company offers its in-market customers retail repurchase agreements, which represent overnight borrowings that are secured by certain of the Company’s investment securities.  See Note 8 of Notes to the Consolidated Financial Statements for a description of retail repurchase agreements.  If the Bank or the Company require funds beyond their ability to generate them internally, the Bank has the ability to borrow funds from the FHLB and the Federal Reserve and to raise certificates of deposit on a national level through broker relationships.  Management chooses among these wholesale funding sources depending on their relative costs, the Company’s overall interest rate risk exposure and the Company’s overall borrowing capacity at the FHLB and the Federal Reserve.  At September 30, 2015, borrowings from the FHLB totaled $170.5 million, had a weighted-average interest rate of 0.40% and a weighted average maturity of approximately 2 months, and represented 11% of total assets.  At September 30, 2014, borrowings from the FHLB totaled $167.9 million, had a weighted-average interest rate of 0.74% and a weighted average maturity of approximately 3 months, and represented 12% of total assets.  At September 30, 2015, certificates of deposit from national brokers totaled $30.0 million, had a weighted-average interest rate of 0.59% and a weighted average maturity of approximately 9 months, and represented 2% of total assets.  At September 30, 2014, certificates of deposit from national brokers totaled $44.1 million, had a weighted-average interest rate of 0.39% and a weighted average maturity of approximately 3 months and represented 3% of total assets.  There were no borrowings from the Federal Reserve outstanding at September 30, 2015 or 2014.  Wholesale funds are available to the Company as alternative sources to support its asset growth while avoiding, when necessary, aggressive deposit pricing strategies that might be used from time to time by some of its competitors in its market.  Use of these wholesale funds has given management an alternative low-cost means to maximize net interest income and manage interest rate risk by providing the Company greater flexibility to control the interest rates and maturities of these funds, as compared with locally-originated deposits.  This increased flexibility has allowed the Company to better respond to changes in the interest rate environment and demand for its loan products, especially loans held for sale that are awaiting final settlement (generally within 30 to 60 days) with the Company’s investors.

The borrowings from the FHLB are obtained under a blanket agreement, which assigns all investments in FHLB stock, qualifying first residential mortgage loans, residential loans held for sale and home equity lines of credit with a 90% or less loan-to-value ratio as collateral to secure the amounts borrowed.  Total borrowings from the FHLB are subject to limitations based upon a risk assessment of the Bank.  At September 30, 2015, the Bank had approximately $111.0 million in additional borrowing authority under the arrangement with the FHLB, in addition to the $170.5 million in advances outstanding at that date.

The Bank has the ability to borrow funds on a short-term basis under the Bank’s primary credit line at the Federal Reserve’s Discount Window.  At September 30, 2015, the Bank had approximately $157.5 million in borrowing authority under this arrangement, with no borrowings outstanding, and had approximately $212.4 million of commercial loans pledged as collateral under this agreement.

During January 2014, the Company entered into a loan agreement with a commercial bank for a $10.0 million term note.  The proceeds of the term loan were used to finance the repurchase from a private investor of $10.0 million of outstanding shares of the Company’s Preferred Stock during January 2014.  The loan agreement also provides a $2.0 million revolving line of credit to the Company.  The revolving line of credit is available to be used for working capital.  There was no outstanding balance under the revolving line of credit during the years ended September 30, 2015 or 2014.  The interest rate on these borrowings equals the Daily LIBOR Rate plus 2.50%.  Payments under the term loan are made monthly and began on March 31, 2014 and end on January 17, 2021.  Common shares of the Bank that were held by the Company were pledged as collateral to secure the loans.  The outstanding balance of the term loan at September 30, 2015 and 2014 was $8.3 million and $9.3 million, respectively.

At September 30, 2015, the Company had firm outstanding commitments to originate loans of $181.9 million, and to fulfill commitments under unused lines of credit of $218.9 million.  Certificates of deposit scheduled to mature in one year or less totaled $316.6 million, including locally-originated deposits of $291.6 million and brokered deposits of $25.0 million.  Based upon historical experience, management believes the majority of the locally-originated certificates of deposit will remain with the Bank.  However, if these deposits do not remain with the Bank, the Bank will need to rely on wholesale funding sources, which might only be available at higher interest rates.

The Company is a legal entity, separate and distinct from the Bank, which must provide its own liquidity to meet its operating needs.  The Company’s ongoing liquidity needs primarily include funding its operating expenses, paying cash dividends to its common shareholders and paying interest and principal on outstanding debt.  During the year ended September 30, 2015, the Company paid cash dividends to its common shareholders totaling $4.6 million.  During the year ended September 30, 2014, the Company paid cash dividends to its common and preferred shareholders totaling $5.1 million.  During the years ended September 30, 2015 and 2014, the Company repaid principal on borrowed money of $1.0 million and $750,000, respectively, and paid interest on outstanding debt totaling $744,000 and $677,000, respectively. In addition, the Company used $16.7 million in cash to repurchase preferred stock during the year ended September 30, 2014.  See Note 12 of Notes to the Consolidated Financial Statements.

A large portion of the Company’s liquidity is obtained from the Bank in the form of dividends.  Federal regulations impose limitations upon payment of capital distributions from the Bank to the Company.  Under the regulations, the approval of the Office of the Comptroller of the Currency (“OCC”) is required prior to any capital distribution when the total amount of capital distributions for the current calendar year exceeds net income for that year plus retained net income for the preceding two years.  The Bank was under no such requirement at September 30, 2015.  However, if such criteria are met in any future period, and to the extent that any such capital distributions are not approved by the OCC in future periods, the Company could find it necessary to reduce or eliminate the payment of common dividends to its shareholders.  In addition, the Company could find it necessary to temporarily suspend the payment of interest on its subordinated debentures.  At September 30, 2015 and 2014, the Company had cash and cash equivalents totaling $72,000 and $99,000, respectively, and a demand loan extended to the Bank totaling $3.8 million and $4.1 million, respectively, that could be used to fulfill its liquidity needs.

SOURCES AND USES OF CASH

The Company is a large originator of residential mortgage loans, with substantially all of these loans sold to secondary market investors on a “best efforts” basis.  Consequently, the primary use and source of cash in operations is to originate loans held for sale, which used $1.45 billion in cash during the year ended September 30, 2015 and provided proceeds of $1.40 billion from loan sales, compared with $736.3 million and $746.4 million, respectively, during the year ended September 30, 2014.

The primary use of cash for investing activities is the origination of loans receivable that are held in portfolio.  Loans receivable held in portfolio increased $75.1 million for the year ended September 30, 2015 compared with an increase of $122.5 million for the year ended September 30, 2014.  Other significant uses of cash from investing activities for the year ended September 30, 2015 included $5.1 million for the purchase of debt securities available for sale, $45.1 million for the purchase of debt securities held to maturity, $31.9 million for the purchase of FHLB stock, $2.6 million for the purchase of Federal Reserve stock, and $2.5 million for the purchase or improvement of premises and equipment.  Other significant uses of cash for investing activities for the year ended September 30, 2014 included $32.5 million for the purchase of debt securities available for sale, $50.1 million for the purchase of debt securities held to maturity, $23.3 million for the purchase of FHLB stock, and $1.5 million for the purchase or improvement of premises and equipment.  Sources of cash from investing activities for the year ended September 30, 2015 included proceeds from maturities of debt securities available for sale totaling $12.8 million, proceeds from the maturities of debt securities held to maturity totaling $30.3 million, proceeds from FHLB stock redemptions of $31.6 million, principal repayments on mortgage-backed securities totaling $775,000 and proceeds from sale of real estate acquired in settlement of loans of $4.9 million.  Sources of cash from investing activities for the year ended September 30, 2014 included proceeds from maturities of debt securities available for sale totaling $58.3 million, proceeds from the maturities of debt securities held to maturity totaling $25.0 million, proceeds from FHLB stock redemptions totaling $19.8 million, principal repayments on mortgage-backed securities totaling $1.1 million and proceeds from sale of real estate acquired in settlement of loans of $5.5 million.

The Company’s primary sources of cash from financing activities for the year ended September 30, 2015 were a $116.2 million increase in deposits, a $27.6 million increase in FHLB advances, a $7.3 million increase in overnight retail repurchase agreements, and a $763,000 increase in advance payments by borrowers for taxes and insurance.  The Company’s primary sources of cash from financing activities for the year ended September 30, 2014 were a $10.8 million increase in deposits, an $89.9 million increase in FHLB advances, $10.0 million in proceeds from a term loan and a $309,000 increase in advance payments by borrowers for taxes and insurance.  Primary uses of cash for financing activities for the year ended September 30, 2015 included the $25.0 million repayment of a long-term FHLB advance, dividends paid on common stock of $4.6 million, a $1.0 million payment on a term loan and $1.5 million in common stock surrendered to satisfy tax obligations of stock-based compensation.  Primary uses of cash from financing activities for the year ended September 30, 2014 included a repurchase of $10.0 million of preferred stock, $6.7 million of redemptions of preferred stock, dividends paid on common stock of $4.4 million and dividends paid on preferred stock of $706,000.

DERIVATIVES, CONTRACTUAL OBLIGATIONS AND OFF-BALANCE-SHEET ARRANGEMENTS

The Company originates and purchases derivative financial instruments, including interest rate lock commitments issued to residential loan customers for loans that will be held for sale, forward sales commitments to sell residential mortgage loans to loan investors and interest rate swaps.  Refer to Note 16, Derivative Financial Instruments, for a discussion of such derivatives.

The Company has various financial obligations, including obligations that may require future cash payments.  The table below presents, as of September 30, 2015, significant fixed and determinable contractual obligations to third parties, excluding interest payable, by payment due date.  Further discussion of each obligation is included in the notes to the consolidated financial statements.

		Payments Due by Period
	Total	Less than 1 Year	1 to Less Than 3 Years	3 to 5 Years	More than 5 years
	(In thousands)
Time deposits	$435,670	$316,581	$114,389	$4,700	$—
Advances from FHLB	170,500	166,500	—	—	4,000
Retail repurchase agreements	41,104	41,104	—	—	—
Term loan	8,250	1,375	3,000	3,437	438
Subordinated debentures	19,589	—	—	—	19,589
Operating lease obligations	5,807	1,782	2,577	1,180	268
Total	$680,920	$527,342	$119,966	$9,318	$24,295

In the normal course of operations, the Company engages in a variety of financial transactions that, in accordance with U.S. GAAP, are not recorded in its financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used for general corporate purposes or to manage customers’ requests for funding. Corporate purpose transactions are used to help manage credit, interest rate, and liquidity risk or to optimize capital. Customer transactions are used to manage customers’ requests for funding.

CAPITAL RESOURCES

The Company and the Bank are subject to regulatory capital adequacy requirements promulgated by federal bank regulatory agencies. Failure by the Company or the Bank to meet minimum capital requirements could result in certain mandatory and discretionary actions by regulators that could have a material adverse effect on our consolidated financial statements. The Federal Reserve establishes capital requirements for the Company and the OCC has similar requirements for the Bank. Under these capital requirements and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company’s and the Bank’s assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company’s and the Bank’s capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings and other factors.  At September 30, 2015, the Company and the Bank met all the capital adequacy requirements to which they were subject. At September 30, 2015, the Company and the Bank were “well capitalized” under the regulatory framework for prompt corrective action. Management believes that no conditions or events have occurred since September 30, 2015 that would materially adversely change the Company’s and the Bank’s capital classifications.  See Note 13 of Notes to the Consolidated Financial Statements for a summary of the Company’s and the Bank’s regulatory capital requirements at September 30, 2015 and 2014.

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

STOCK PERFORMANCE

The following graph compares the cumulative total stockholder return on the Company’s common stock with the cumulative total return on the Nasdaq Index (U.S. companies) and with the SNL Bank and Thrift Index.  The total return assumes reinvestment of all dividends.  The graph assumes $100 was invested at the close of business on September 30, 2010.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

Troubled Debt Restructurings by a Creditor.  In January 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-04, Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure.  The ASU requires companies to disclose the amount of foreclosed residential real estate property held and the recorded investment in consumer mortgage loans secured by residential real estate properties for which formal foreclosure proceedings are in process according to local requirements of the applicable jurisdiction. The ASU also defines when a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan, and thus when a loan is transferred to foreclosed property. The ASU is effective for interim and annual periods beginning January 1, 2015. The adoption is not expected to have a significant effect on the Company’s consolidated financial statements. In addition, the FASB issued ASU 2014-14, “Classification of Certain Government-Guaranteed Mortgage Loans upon Foreclosure,” in August 2014. The ASU provides guidance on how to classify and measure foreclosed loans that are government-guaranteed. The objective of the ASU is to reduce diversity in practice by addressing the classification of foreclosed mortgage loans that are fully or partially guaranteed under government programs. These disclosures are required in interim and annual periods beginning January 1, 2015. The adoption did not have a significant effect on the Company’s consolidated financial statements.

Revenue from Contracts with Customers.  In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers.  The ASU supersedes revenue recognition requirements in Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance in the FASB Accounting Standards Codification (“ASC”). The ASU requires an entity to recognize revenue that depicts the transfer of promised goods or services to customers in an amount reflecting the consideration the entity expects to receive in exchange for those goods or services. The ASU identifies specific steps that entities should apply to achieve this principle. The ASU is effective for interim and annual periods beginning January 1, 2017 and must be applied retrospectively. The Company is in the process of evaluating the impact of this ASU on its consolidated financial statements.

Transfers and Servicing.  In June 2014, the FASB issued ASU 2014-11, Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures.  The ASU requires repurchase-to-maturity transactions and repurchase agreements that are part of financing arrangements to be accounted for as secured borrowings. The ASU also requires additional disclosures for certain transfers accounted for as sales. The accounting changes and the disclosures for sales are required to be presented in interim and annual periods beginning January 1, 2015. The ASU also requires disclosures about types of collateral, contractual tenor and potential risks for transactions accounted for as secured borrowings. These disclosures are required in interim and annual periods beginning April 1, 2015. The adoption did not have a significant effect on the Company’s consolidated financial statements.

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

Presentation of Financial Statements - Going Concern Uncertainties.  In August 2014, the FASB has issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. ASU 2014-15 is intended to define management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and to provide related footnote disclosures. Under GAAP, financial statements are prepared under the presumption that the reporting organization will continue to operate as a going concern, except in limited circumstances. Financial reporting under this presumption is commonly referred to as the going concern basis of accounting. The going concern basis of accounting is critical to financial reporting because it establishes the fundamental basis for measuring and classifying assets and liabilities. Currently, GAAP lacks guidance about management’s responsibility to evaluate whether there is substantial doubt about the organization’s ability to continue as a going concern or to provide related footnote disclosures. This ASU provides guidance to an organization’s management, with principles and definitions that are intended to reduce diversity in the timing and content of disclosures that are commonly provided by organizations today in the financial statement footnotes. The amendments are effective for interim and annual periods ending after December 15, 2016. The adoption is not expected to have a significant effect on the Company’s consolidated financial statements.

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

Our management assessed the effectiveness of our internal control over financial reporting as of September 30, 2015, using the criteria established in Internal Control-Integrated Framework (1992), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this assessment, management has concluded that, as of September 30, 2015, the Company’s internal control over financial reporting was effective based on those criteria.

Our independent registered public accounting firm, KPMG LLP, has issued an audit report on our internal control over financial reporting, which appears in this annual report to stockholders.

Report of Independent Registered Public Accounting Firm

The Board of Directors

Pulaski Financial Corp.:

We have audited Pulaski Financial Corp.’s (Pulaski or the Company) internal control over financial reporting as of September 30, 2015, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Pulaski’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Pulaski Financial Corp. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2015, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Pulaski Financial Corp. and subsidiaries as of September 30, 2015 and 2014, and the related consolidated statements of comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended September 30, 2015, and our report dated December 11, 2015 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

St. Louis, Missouri
December 11, 2015

Report of Independent Registered Public Accounting Firm

The Board of Directors

Pulaski Financial Corp.:

We have audited the accompanying consolidated balance sheets of Pulaski Financial Corp. and subsidiaries as of September 30, 2015 and 2014, and the related consolidated statements of comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended September 30, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pulaski Financial Corp. and subsidiaries as of September 30, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2015, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Pulaski Financial Corp.’s internal control over financial reporting as of September 30, 2015, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated December 11, 2015 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

St. Louis, Missouri
December 11, 2015

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30, 2015 and 2014

	2015	2014
ASSETS

Cash and amounts due from depository institutions	$11,996,951	$13,746,207
Federal funds sold and overnight interest-bearing deposits	67,786,775	67,802,886
Total cash and cash equivalents	79,783,726	81,549,093
Debt and mortgage-backed securities available for sale, at fair value	5,326,831	13,079,606
Debt and mortgage-backed securities held to maturity, at amortized cost (fair value of $42,319,807 and $28,496,302 at September 30, 2015 and 2014, respectively)	42,201,040	28,351,669
Capital stock of Federal Home Loan Bank and Federal Reserve Bank, at cost	11,156,300	8,267,800
Mortgage loans held for sale, at fair value at September 30, 2015 and lower of cost or market at September 30, 2014	112,651,387	58,139,427
Loans receivable (net of allowance for loan losses of $15,799,107 and $15,978,421 at September 30, 2015 and 2014, respectively)	1,188,369,404	1,110,861,490
Real estate acquired in settlement of loans (net of allowance for losses of $76,700 and $741,429 at September 30, 2015 and 2014, respectively)	5,150,663	5,802,254
Premises and equipment, net	17,589,765	17,259,351
Goodwill	3,938,524	3,938,524
Accrued interest receivable	3,151,019	2,969,854
Bank-owned life insurance	34,571,455	33,670,148
Deferred tax assets, net	8,391,617	8,998,844
Prepaid expenses, accounts receivable and other assets	9,412,615	7,208,585

Total assets	$1,521,694,346	$1,380,096,645

LIABILITIES AND STOCKHOLDERS’ EQUITY

LIABILITIES:
Deposits	$1,137,804,738	$1,021,653,104
Borrowed money	219,853,652	210,940,082
Subordinated debentures	19,589,000	19,589,000
Advance payments by borrowers for taxes and insurance	4,936,967	4,174,043
Accrued interest payable	488,647	354,524
Other liabilities	17,523,252	11,269,756
Total liabilities	1,400,196,256	1,267,980,509

STOCKHOLDERS’ EQUITY :

Common stock - $0.01 par value per share, 18,000,000 shares authorized; 13,082,087 shares issued at September 30, 2015 and 2014	130,821	130,821
Treasury stock - at cost (1,259,395 and 1,399,240 shares at September 30, 2015 and 2014, respectively)	(11,981,018)	(12,657,442)
Additional paid-in capital	61,871,570	62,739,343
Accumulated other comprehensive income (loss), net	3,204	(26,210)
Retained earnings	71,473,513	61,929,624
Total stockholders’ equity	121,498,090	112,116,136

Total liabilities and stockholders’ equity	$1,521,694,346	$1,380,096,645

See accompanying notes to the consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED SEPTEMBER 30, 2015, 2014 AND 2013

	2015	2014	2013
INTEREST AND DIVIDEND INCOME:
Loans receivable	$45,798,661	$44,821,977	$46,044,445
Mortgage loans held for sale	3,776,844	2,195,153	5,169,547
Securities and other	455,297	410,168	399,630
Total interest and dividend income	50,030,802	47,427,298	51,613,622
INTEREST EXPENSE:
Deposits	4,167,877	3,514,400	4,965,183
Borrowed money	984,644	1,219,605	970,184
Subordinated debentures	500,494	496,052	509,437
Total interest expense	5,653,015	5,230,057	6,444,804
Net interest income	44,377,787	42,197,241	45,168,818
Provision for loan losses	2,000,000	1,210,000	12,090,000
Net interest income after provision for loan losses	42,377,787	40,987,241	33,078,818
NON-INTEREST INCOME:
Mortgage revenues	9,872,608	3,918,247	12,331,500
Retail banking fees	4,256,380	4,252,322	4,194,912
Investment brokerage revenues	—	163,765	973,963
Bank-owned life insurance income	901,307	922,897	903,177
Other	2,912,765	284,580	366,531
Total non-interest income	17,943,060	9,541,811	18,770,083
NON-INTEREST EXPENSE:
Salaries and employee benefits	21,386,494	17,713,542	17,746,857
Occupancy, equipment and data processing expense	12,019,816	10,815,509	10,111,830
Advertising	709,015	637,188	545,339
Professional services	1,845,577	2,268,761	2,524,107
FDIC deposit insurance premium expense	1,004,292	1,091,086	1,251,848
Real estate foreclosure losses (recoveries) and expense, net	31,589	(323,793)	2,209,968
Postage, document delivery and office supplies expense	741,199	649,201	692,952
Other	1,507,794	1,411,613	2,160,345
Total non-interest expense	39,245,776	34,263,107	37,243,246
Income before income taxes	21,075,071	16,265,945	14,605,655
Income tax expense	6,947,624	5,232,583	4,796,596
Net income	$14,127,447	$11,033,362	$9,809,059
OTHER COMPREHENSIVE INCOME:
Unrealized gain (loss) on debt and mortgage-backed securities available for sale	47,444	(1,081)	(75,831)
Income tax (expense) benefit	(18,030)	411	28,816
Net unrealized gain (loss)	29,414	(670)	(47,015)
Comprehensive income	$14,156,861	$11,032,692	$9,762,044
Income available to common shares	$14,127,447	$10,223,110	$8,289,487
Per Common Share Amounts:
Basic earnings per common share	$1.19	$0.92	$0.76
Weighted average common shares outstanding - basic	11,825,104	11,154,695	10,892,136

Diluted earnings per common share	$1.17	$0.88	$0.74
Weighted average common shares outstanding - diluted	12,064,356	11,570,033	11,132,941

See accompanying notes to the consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

YEARS ENDED SEPTEMBER 30, 2014 AND 2013

					Accumulated
	Preferred				Other
	Stock,			Additional	Comprehensive
	Net of	Common	Treasury	Paid-In	Income	Retained
	Discount	Stock	Stock	Capital	(Loss), Net	Earnings	Total
BALANCE, SEPTEMBER 30, 2012	$24,976,239	$130,687	$(15,939,378)	$56,849,475	$21,475	$52,128,674	$118,167,172
Net income	—	—	—	—	—	9,809,059	9,809,059
Other comprehensive loss	—	—	—	—	(47,015)	—	(47,015)
Common stock dividends ($0.38 per share)	—	—	—	—	—	(4,326,992)	(4,326,992)
Preferred stock dividends	—	—	—	—	—	(1,234,529)	(1,234,529)
Accretion of discount on preferred stock	307,647	—	—	—	—	(307,647)	—
Repurchase of preferred shares (8,030 shares)	(7,973,803)	—	—	—	—	22,604	(7,951,199)
Stock options exercised (23,400 shares)	—	—	92,122	118,239	—	—	210,361
Stock option and award expense	—	—	—	1,222,419	—	—	1,222,419
Common stock issued (13,653 shares)	—	136	—	(136)	—	—	—
Common stock issued under employee compensation plans, net (15,622 shares)	—	—	(472,329)	252,053	—	—	(220,276)
Commission on shares purchased for dividend reinvestment plan	—	—	—	(24,027)	—	—	(24,027)
Purchase of equity trust shares from Treasury, net (42,151 shares)	—	—	—	566,527	—	—	566,527
Distribution of equity trust shares (57,442 shares)	—	—	468,544	(783,643)	—	—	(315,099)
Amortization of equity trust expense	—	—	—	159,203	—	—	159,203
Tax benefit from release of equity shares	—	—	—	42,462	—	—	42,462
BALANCE, SEPTEMBER 30, 2013	17,310,083	130,823	(15,851,041)	58,402,572	(25,540)	56,091,169	116,058,066
Net income	—	—	—	—	—	11,033,362	11,033,362
Other comprehensive loss	—	—	—	—	(670)	—	(670)
Common stock dividends ($0.38 per share)	—	—	—	—	—	(4,384,655)	(4,384,655)
Commission on shares purchased for dividend reinvestment plan	—	—	—	(19,802)	—	—	(19,802)
Preferred stock dividends	—	—	—	—	—	(705,520)	(705,520)
Accretion of discount on preferred stock	77,917	—	—	—	—	(77,917)	—
Repurchase of preferred shares (10,000 shares)	(10,000,000)	—	—	—	—	—	(10,000,000)
Redemption of preferred shares (6,653 shares)	(6,653,000)	—	—	—	—	—	(6,653,000)
Exchange of preferred shares (735 shares) for common shares (68,818 shares)	(735,000)	—	340,511	421,304	—	(26,815)	—
Stock options exercised (21,900 shares)	—	—	141,159	52,007	—	—	193,166
Stock option and award expense	—	—	—	(7,669)	—	—	(7,669)
Common stock issued (604,542 shares)	—	—	3,421,039	3,189,637	—	—	6,610,676
Common stock issued under employee compensation plans, net (40,904 shares)	—	(2)	208,961	(93,956)	—	—	115,003
Forfeiture of restricted common stock (102,779 shares)	—	—	(752,676)	752,676	—	—	—
Common stock surrendered to satisfy tax withholding obligations of stock-based compensation (15,830 shares)	—	—	(172,630)	—	—	—	(172,630)
Distribution of equity trust shares (803 shares)	—	—	7,235	(7,235)	—	—	—
Amortization of equity trust expense	—	—	—	55,307	—	—	55,307
Excess tax expense from stock-based compensation	—	—	—	(6,171)	—	—	(6,171)
Tax benefit from release of equity shares	—	—	—	673	—	—	673
BALANCE, SEPTEMBER 30, 2014	$—	$130,821	$(12,657,442)	$62,739,343	$(26,210)	$61,929,624	$112,116,136

See accompanying notes to the consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

YEAR ENDED SEPTEMBER 30, 2015

				Accumulated
			Additional	Other
	Common	Treasury	Paid-In	Comprehensive	Retained
	Stock	Stock	Capital	Income (Loss)	Earnings	Total
BALANCE, SEPTEMBER 30, 2014	$130,821	$(12,657,442)	$62,739,343	$(26,210)	$61,929,624	$112,116,136
Net income	—	—	—	—	14,127,447	14,127,447
Other comprehensive loss	—	—	—	29,414	—	29,414
Common stock dividends ($0.38 per share)	—	—	—	—	(4,583,558)	(4,583,558)
Commission on shares purchased for dividend reinvestment plan	—	—	(16,191)	—	—	(16,191)
Stock options exercised (44,400 shares)	—	290,731	150,279	—	—	441,010
Stock option and award expense	—	—	221,589	—	—	221,589
Common stock issued under employee compensation plans (20,846 shares)	—	136,500	(6,045)	—	—	130,455
Forfeiture of restricted common stock (1,368 shares)	—	(13,338)	13,338	—	—	—
Common stock surrendered to satisfy tax withholding obligations of stock-based compensation (124,578 shares)	—	(1,544,379)	—	—	—	(1,544,379)
Disbribution of equity trust shares (200,545 shares)	—	1,806,910	(1,806,910)	—	—	—
Amortization of equity trust expense	—	—	115,093	—	—	115,093
Excess tax benefit eliminate from stock-based compensation	—	—	177,129	—	—	177,129
Tax benefit from release of equity shares	—	—	283,945	—	—	283,945

BALANCE, SEPTEMBER 30, 2015	$130,821	$(11,981,018)	$61,871,570	$3,204	$71,473,513	$121,498,090

See accompanying notes to the unaudited consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED SEPTEMBER 30, 2015, 2014 AND 2013

	2015	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$14,127,447	$11,033,362	$9,809,059
Adjustments to reconcile net income to net cash from operating activities:
Depreciation, amortization and accretion:
Premises and equipment	2,162,731	2,077,120	1,975,944
Net deferred loan costs	2,263,298	1,709,617	1,739,472
Debt and mortgage-backed securities premiums and discounts, net	291,720	130,779	446,776
Equity trust expense	115,093	55,307	159,203
Stock option and award expense (benefit)	221,589	(7,669)	1,222,419
Provision for loan losses	2,000,000	1,210,000	12,090,000
Provision for (recovery of) losses on real estate acquired in settlement of loans	224,100	(344,859)	1,770,126
Gains on sales of real estate acquired in settlement of loans	(499,783)	(221,036)	(487,251)
Originations of mortgage loans held for sale	(1,453,189,085)	(736,293,101)	(1,305,191,000)
Proceeds from sales of mortgage loans held for sale	1,399,109,790	746,388,724	1,408,575,064
Gain on sale of loans held for sale	(11,074,790)	(4,764,724)	(12,794,064)
Increase in cash value of bank-owned life insurance	(901,307)	(922,897)	(903,177)
Decrease in deferred tax asset	607,227	1,571,391	1,068,257
Common stock issued under employee compensation plan	130,455	115,003	99,997
Excess tax (benefit) expense from stock-based compensation	(177,129)	6,171	—
Tax benefit for release of equity trust shares	(283,945)	(673)	(42,462)
Increase (decrease) in accrued expenses	576,564	(351,500)	(11,715)
(Decrease) increase in current income taxes payable	(379,086)	1,074,570	(463,155)
Changes in other assets and liabilities	4,247,990	(366,254)	5,089,942
Net adjustments	(54,554,568)	11,065,969	114,344,376
Net cash (used in) provided by operating activities	(40,427,121)	22,099,331	124,153,435

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from:
Maturities of debt securities held to maturity	30,300,000	25,000,000	—
Maturities of debt securities available for sale	12,825,000	58,255,000	72,785,000
Principal payments on mortgage-backed securities	774,846	1,052,573	1,413,554
Redemption of Federal Home Loan Bank stock	31,616,000	19,801,600	18,840,800
Sales of real estate acquired in settlement of loans receivable	4,929,495	5,506,995	13,708,908
Sales of equipment	8,686	8,974	25,363
Purchases of:
Debt securities held to maturity	(45,096,018)	(50,123,099)	—
Debt securities available for sale	(5,144,700)	(32,536,680)	(90,353,709)
Federal Home Loan Bank stock	(31,878,900)	(23,292,000)	(18,059,600)
Federal Reserve Bank stock	(2,625,600)	—	—
Premises and equipment	(2,501,831)	(1,486,332)	(1,444,443)
Net increase in loans receivable	(75,131,308)	(122,458,446)	(14,693,092)
Cash paid for equity in joint venture	—	(58,000)	—
Cash received from equity in joint venture	—	—	60,000
Net cash used in investing activities	$(81,924,330)	$(120,329,415)	$(17,717,219)

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED

YEARS ENDED SEPTEMBER 30, 2015, 2014 AND 2013

	2015	2014	2013
CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase (decrease) in deposits	$116,151,634	$10,841,505	$(70,886,719)
Net increase (decrease) in overnight retail repurchase agreements	7,313,570	(1,692,827)	14,501,454
Net increase in overnight Federal Home Loan Bank advances	27,600,000	89,900,000	(11,000,000)
Repayment of long-term Federal Home Loan Bank advances at maturity	(25,000,000)	—	—
Proceeds received from term loan	—	10,000,000	—
Payments on term loan	(1,000,000)	(750,000)	—
Net increase (decrease) in advance payments by borrowers for taxes and insurance	762,924	309,184	(1,724,526)
Proceeds from stock options exercised	441,010	193,166	210,361
Issuance of treasury shares to equity trust	—	—	566,527
Excess tax (benefit) expense from stock-based compensation	177,129	(6,171)	—
Tax expense (benefit) for release of equity trust shares	283,945	673	42,462
Repurchase of preferred shares, net	—	(10,000,000)	(7,951,199)
Redemption of preferred shares	—	(6,653,000)	—
Dividends paid on common stock	(4,583,558)	(4,384,655)	(4,326,992)
Dividends paid on preferred stock	—	(705,520)	(1,234,529)
Proceeds from issuance of common stock	—	6,610,676	—
Commission on shares purchased for dividend reinvestment plan	(16,191)	(19,802)	(24,027)
Common stock surrendered to satisfy tax withholding obligations of stock-based compensation	(1,544,379)	(172,630)	(635,372)

Net cash provided by (used in) financing activities	120,586,084	93,470,599	(82,462,560)

Net (decrease) increase in cash and cash equivalents	(1,765,367)	(4,759,485)	23,973,656

Cash and cash equivalents at beginning of year	81,549,093	86,308,578	62,334,922

Cash and cash equivalents at end of year	$79,783,726	$81,549,093	$86,308,578

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest on deposits	$3,990,513	$3,631,707	$5,190,095
Interest on borrowed money	984,325	1,218,975	971,118
Interest on subordinated debentures	499,662	495,609	509,857
Cash paid during the year for interest	5,474,500	5,346,291	6,671,070
Income taxes, net	6,276,437	2,591,734	4,120,217

NON-CASH ACTIVITIES:
Real estate acquired in settlement of loans receivable	4,370,212	4,687,842	8,869,377
Loans to facilitate the sale of real estate acquired in settlement of loans receivable	367,991	339,200	1,435,050
Exchange of preferred share for common shares	—	735,000	—

See accompanying notes to the consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2015, 2014 AND 2013

1.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Pulaski Financial Corp. (the “Company”) is the holding company for Pulaski Bank, N.A. (the “Bank”). The Company’s primary assets are its investment in the Bank and cash.  The Company also maintains two special-purpose subsidiary trusts that issued preferred securities. Management of the Company and the Bank are substantially similar and the Company neither owns nor leases any property, but instead uses the premises, equipment and furniture of the Bank. Accordingly, the information in the consolidated financial statements relates primarily to the Bank.

The Company, through the Bank, operates in a single business segment, which is a community-oriented financial institution providing traditional financial services through the operation of thirteen full-service bank locations in the St. Louis metropolitan area and loan production offices in the St. Louis, Kansas City, Chicago and Omaha-Council-Bluffs metropolitan areas, mid-Missouri, southwestern Missouri, eastern Kansas and Lincoln, Nebraska. The Bank is engaged primarily in the business of attracting deposits from the general public and using these and other funds to originate a variety of residential, commercial and consumer loans within the Bank’s lending market areas. The Bank is an approved lender/servicer for the Federal Housing Administration (“FHA”), the Veterans Administration (“VA”) and the United States Department of Agriculture, as well as for various low-income or first-time home buyer programs offered by agencies in the states in which the Bank operates.

The accounting and reporting policies and practices of the Company and its subsidiaries conform to U.S. Generally Accepted Accounting Principles (“GAAP”) and to prevailing practices within the banking industry. A summary of the Company’s significant accounting policies follows.

Principles of Consolidation - The consolidated financial statements include the accounts of Pulaski Financial Corp. and its wholly-owned subsidiary, Pulaski Bank, and its wholly-owned subsidiaries, Pulaski Service Corporation and Priority Property Holdings, LLC.  All significant intercompany transactions have been eliminated in consolidation.

Use of Estimates - The preparation of these consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and that affect the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. The determination of the allowance for loan losses and the liability for loans sold and the valuation of the deferred tax asset are significant estimates reported within the consolidated financial statements.

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

Debt and Mortgage-Backed Securities Available for Sale — Debt and mortgage-backed securities available for sale are recorded at their fair values, adjusted for amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income over the life of the securities using the level-yield method. Refer to Note 18, Fair Value Measurements, for additional information regarding how fair values are determined. Unrealized gains or losses on debt and mortgage-backed securities available for sale are included in accumulated other comprehensive income (loss) as separate component of stockholders’ equity, net of deferred income taxes.

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

Other-Than-Temporary Impairment of Debt and Mortgage-Backed Securities - When determining whether a debt or mortgage-backed security is other-than-temporarily impaired, management assesses whether (a) it has the intent to sell the security and (b) it is more likely than not that it will be required to sell the security prior to its anticipated recovery.  In instances when a determination is made that an other-than-temporary impairment exists but management does not intend to sell the security and it is not more likely than not that it will be required to sell the security prior to its anticipated repayment or maturity, the other-than-temporary impairment is separated into (a) the amount of the total other-than-temporary impairment related to a decrease in cash flows expected to be collected from the security (the credit loss), and (b) the amount of the total other-than-temporary impairment related to all other factors.  The amount of the total other-than-temporary impairment related to the credit loss is recognized as a charge to earnings.  The amount of the total other-than-temporary impairment related to all other factors is recognized in other comprehensive income.

Capital Stock of the Federal Home Loan Bank - Capital stock of the Federal Home Loan Bank of Des Moines is required for membership in the FHLB and is carried at cost.  The Bank must maintain a specified level of investment in FHLB stock based upon the amount of its outstanding FHLB borrowings.  The value of FHLB stock is based upon the recoverability of the par value.  In determining the recoverability of this investment, the Company considered the structure of the FHLB system, which enables the regulator of the FHLBs to reallocate debt among the members, so each individual FHLB has a potential obligation to repay the consolidated obligations issued by other FHLB members.  In addition, the regulator for the FHLB system oversees changes to management, management practices and balance sheet management at the FHLB.  Finally, the liquidity position of the FHLB has been strengthened with the support of the U.S. Treasury, which established a lending facility designed to provide secured funding on an as-needed basis to government-sponsored enterprises, such as the FHLB.  The Company continues to monitor this investment for recoverability, but as of September 30, 2015, believed that it would recover the par value of the FHLB stock.

Capital Stock of the Federal Reserve Bank - Capital stock of the Federal Reserve is required for membership in the Federal Reserve and is carried at cost.  The Bank must maintain a specified level of investment in FRB stock equal to 6 per centum of the paid-up capital stock and surplus of the Bank.  The outstanding capital stock shall increase as members increase their capital stock and surplus.

Mortgage Loans Held for Sale — Mortgage loans held for sale consist of loans that management does not intend to hold until maturity and are reflected at their fair values, as the Company has elected to apply the fair value method of accounting, with changes in fair value recognized in earnings, consistent with the provisions in Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures. The Company accounted for mortgage loans held for sale that were originated prior to January 1, 2015 under the lower of cost or fair value option, with any corresponding adjustments recorded as a valuation adjustment, if necessary.  Fair value adjustments are recorded as a component of gain on sale in mortgage revenues in the statement of comprehensive income.  The fair value of the mortgage loans held for sale are measured using observable quoted market or contract prices or market price equivalents, which are consistent with those used by other market participants.  Consistent with the fair value principles of ASC Topic 820, any direct loan origination fees and costs related to loans accounted for at fair value are recognized in the statement of comprehensive income when earned or incurred rather than capitalized and accounted for as a part of the cost basis of loans held for sale.

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

Real Estate Acquired in Settlement of Loans - Real estate acquired as a result of foreclosure or by deed-in-lieu of foreclosure is initially recorded at the lower of its cost, which is the unpaid principal balance of the related loan plus foreclosure costs, or fair value less estimated selling costs. Any write-down to fair value at the time the property is acquired is recorded as a charge-off to the allowance for loan losses.  Any decline in the fair value of the property subsequent to acquisition is charged to non-interest expense and credited to the valuation allowance for real estate acquired in settlement of loans.  Refer to Note 18 Fair Value Measurements, for additional information regarding how fair values are determined.

Derivative Financial Instruments - The Company originates and purchases derivative financial instruments, including interest rate lock commitments issued to residential loan customers for loans that will be held for sale, forward sales commitments to sell residential mortgage loans to loan investors and interest rate swaps.  These instruments have certain interest rate risk characteristics that change in value based upon changes in the capital markets.

Interest Rate Lock Commitments:  Commitments to originate loans to be held for sale (interest rate lock commitments), which primarily consist of commitments to originate fixed-rate residential mortgage loans, are recorded at their fair values in other assets or other liabilities in the consolidated financial statements, with changes in the fair values of the corresponding derivative financial assets or liabilities recorded as either a charge or credit to the gain on sale component of mortgage revenues during the period in which the changes occurred.  Such derivative financial instruments are recorded as an adjustment to the carrying value of the resulting loan once funded.

Forward Sales Commitments - The Company generally economically hedges mortgage loans held for sale and interest rate lock commitments issued to its residential loan customers related to loans that will be held for sale by obtaining corresponding best-efforts forward sales commitments with an investor to sell the loans at an agreed-upon price at the time the interest rate locks are issued to the customers.  Forward sales commitments that meet the definition of derivative financial instruments under ASC Topic 815, Derivatives and Hedging, are carried at their fair values in other assets or other liabilities in the consolidated financial statements.  The Company does not designate these forward sales commitments for hedge accounting treatment, and accordingly, changes in fair value of the corresponding derivative financial asset or liability are recorded as either a charge or credit to the gain on sale component of mortgage revenues during the period in which the changes occur.

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

Goodwill - Goodwill represents the amount of acquisition cost over the fair value of net assets acquired in the purchase of another financial institution.  The Company reviews goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that the carrying value of the asset might be impaired.  Impairment is determined by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill.  If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.  Any such adjustments are reflected in the results of operations in the periods in which they become known.  After a goodwill impairment loss is recognized, the adjusted carrying amount of goodwill becomes its new accounting basis.  No such impairment losses were recognized during any of the years in the three-year period ended September 30, 2015.

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

	Years Ended September 30,
	2015	2014	2013
Net income	$14,127,447	$11,033,362	$9,809,059

Add (less):
(Loss) benefit from repurchase of preferred stock, net	—	(26,815)	22,604
Preferred dividends declared	—	(705,520)	(1,234,529)
Accretion of discount on preferred stock	—	(77,917)	(307,647)
Income available for common shares	$14,127,447	$10,223,110	$8,289,487

Weighted average common shares outstanding - basic	11,825,104	11,154,695	10,892,136
Effect of dilutive securities:
Treasury stock held in equity trust - unvested shares	125,484	205,257	192,851
Equivalent shares - employee stock options and awards	113,768	210,081	47,954
Weighted average common shares outstanding - diluted	12,064,356	11,570,033	11,132,941

Earnings per share:
Basic	$1.19	$0.92	$0.76
Diluted	1.17	0.88	0.74

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

Options to purchase common shares totaling 177,194, 389,824, and 450,758 were excluded from the computations of diluted earnings per share for the years ended September 30, 2015, 2014 and 2013, respectively, because the exercise price of the options, when combined with the effect of the unamortized compensation expense, were greater than the average market price of the common shares and were considered anti-dilutive.

3.              DEBT AND MORTGAGE-BACKED SECURITIES

The amortized cost and estimated fair value of debt and mortgage-backed securities held to maturity and available for sale at September 30, 2015 and 2014 are summarized as follows:

	September 30, 2015
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
HELD TO MATURITY:

Debt obligations of government- sponsored entities	$39,688,302	$9,781	$(8,272)	$39,689,811
Mortgage-backed securities:
Ginnie Mae	22,783	630	—	23,413
Fannie Mae	2,487,024	116,593	—	2,603,617
Collateralized mortgage obligations:
Freddie Mac	2,931	35	—	2,966
Total held to maturity	$42,201,040	$127,039	$(8,272)	$42,319,807

Weighted average yield at end of year	0.55%

AVAILABLE FOR SALE:
Debt obligations of government- sponsored entities	$5,173,663	$2,128	$—	$5,175,791
Mortgage-backed securities:
Ginnie Mae	147,999	3,041	—	151,040
Total available for sale	$5,321,662	$5,169	$—	$5,326,831

Weighted average yield at end of year	0.67%

	September 30, 2014
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
HELD TO MATURITY:

Debt obligations of U.S. Treasury	$5,004,751	$3,061	$—	$5,007,812
Debt obligations of government- sponsored entities	20,078,936	2,107	(14,267)	20,066,776
Mortgage-backed securities:
Ginnie Mae	44,619	1,274	(1)	45,892
Fannie Mae	3,219,744	152,428	—	3,372,172
Collateralized mortgage obligations:
Freddie Mac	3,619	31	—	3,650

Total held to maturity	$28,351,669	$158,901	$(14,268)	$28,496,302

Weighted average yield at end of year	0.58%

AVAILABLE FOR SALE:
Debt obligations of government- sponsored entities	$12,943,684	$1,428	$(47,554)	$12,897,558
Mortgage-backed securities:
Ginnie Mae	178,197	3,851	—	182,048
Total available for sale	$13,121,881	$5,279	$(47,554)	$13,079,606

Weighted average yield at end of year	0.63%

The following summary displays the length of time debt and mortgage-backed securities were in a continuous unrealized loss position as of September 30, 2015 and 2014.  Based on the existing facts and circumstances, the Company determined that no other-than-temporary impairment exists.  In addition, the Company has no intent to sell any securities in unrealized loss positions prior to their recovery, and it is not more-likely-than-not that the Company would be required to sell such securities.  Further, the Company believes the deterioration in value is attributable to changes in market interest rates and not the credit quality of the issuer.

September 30, 2015
	Less than 12 months		12 months or more		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
Held to Maturity:
Debt obligations of government-sponsored entities	$10,088,530	$7,180	$4,998,330	$1,092	$15,086,860	$8,272

	September 30, 2014
	Less than 12 months		12 months or more		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
Held to Maturity:
Debt obligations of government-sponsored entities	$15,064,137	$14,267	$—	$—	$15,064,137	$14,267
Mortgage-backed securities
Ginnie Mae	2,658	1	—	—	2,658	1
Available for Sale:
Debt obligations of government-sponsored entities	4,999,806	14,362	2,891,808	33,192	7,891,614	47,554

Total	$20,066,601	$28,630	$2,891,808	$33,192	$22,958,409	$61,822

Debt and mortgage-backed securities with carrying values totaling approximately $44.9 million and $35.2 million at September 30, 2015 and 2014, respectively, were pledged to secure retail repurchase agreements.

The amortized cost and fair values of held-to-maturity and available-for-sale debt and mortgage-backed securities at September 30, 2015, by contractual maturity, are shown below.

	Held to Maturity		Available for Sale
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
Term to maturity:
One year or less	$15,013,486	$15,015,463	$—	$—
Over one through five years	24,797,305	24,797,906	5,232,755	5,237,922
Over five through ten years	2,930	2,966	—	—
Over ten years	2,387,319	2,503,472	88,907	88,909
Tota1	$42,201,040	$42,319,807	$5,321,662	$5,326,831

Actual maturities of mortgage-backed securities may differ from scheduled maturities depending on the repayment characteristics and experience of the underlying financial instruments.

There were no proceeds from sales of available-for-sale securities during the years ended September 30, 2015, 2014 and 2013.

4.              LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES

Loans receivable at September 30, 2015 and 2014 are summarized as follows:

	2015	2014
Single-family residential:
Residential first mortgage	$318,267,276	$273,370,228
Residential second mortgage	41,822,172	39,554,425
Home equity lines of credit	70,530,171	90,179,064
Total single-family residential	430,619,619	403,103,717
Commercial:
Commercial and multi-family real estate:
Owner-occupied	147,654,718	134,609,203
Non-owner occupied	253,216,014	261,948,139
Land acquisition and development	32,584,435	37,051,375
Real estate construction and development	79,389,600	46,777,239
Commercial and industrial	258,229,211	235,296,970
Total commercial	771,073,978	715,682,926
Consumer and installment	1,650,965	4,024,628
	1,203,344,562	1,122,811,271
Add (less):
Deferred loan costs	5,243,573	4,669,148
Loans in process	(4,419,624)	(640,508)
Allowance for loan losses	(15,799,107)	(15,978,421)

Total	$1,188,369,404	$1,110,861,490

Weighted average rate at end of year	3.97%	4.11%

The Bank has made loans to officers and directors in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing for comparable transactions with other customers and did not, in the opinion of management, involve more than normal credit risk at the time of origination.

Changes in loans to executive officers and directors for the years ended September 30, 2015 and 2014 are summarized as follows:

Balance, September 30, 2013	$1,533,245
Additions	1,017,031
Repayments	(1,004,425)
Other changes	112,346
Balance, September 30, 2014	1,658,197
Additions	729,706
Repayments	(1,066,858)
Other changes	(161,499)
Balance, September 30, 2015	$1,159,546

Other changes represent changes in the composition of executive officers and directors that occurred during the years ended September 30, 2015 and 2014.  Home equity lines of credit to executive officers and directors totaled $809,000, of which $97,000 had been disbursed as of September 30, 2015.

At September 30, 2015 and 2014, the Bank was servicing loans for others totaling approximately $3.5 million and $4.9 million, respectively. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income is recorded on the accrual basis and includes servicing fees received from investors and certain charges collected from borrowers.

Allowance for Loan Losses

The Company maintains an allowance for loan losses to absorb probable losses in the Company’s loan portfolio.  Loan charge-offs are charged against and recoveries are credited to the allowance.  Provisions for loan losses are charged to income and credited to the allowance in an amount necessary to maintain an adequate allowance given the risks identified in the entire portfolio.  The allowance is comprised of specific allowances on impaired loans (assessed for loans that have known credit weaknesses) and pooled or general allowances based on a number of factors discussed below, including historical loan loss experience and qualitative risk factors for each loan type.  The allowance is based upon management’s estimates of probable losses inherent in the entire loan portfolio.

In general, impairment losses on all single-family residential real estate loans that become 180 days past due and all consumer loans that become 120 days past due are recognized through charge-offs to the allowance for loan losses.  For impaired, single-family residential real estate and consumer loans that do not meet these criteria, management considers many factors before charging off a loan and might establish a specific reserve in lieu of a charge-off if management determines that the circumstances affecting the collectability of the loan are subject to change.  While the delinquency status of the loan is a primary factor in determining whether to establish a specific reserve or record a charge-off, other key factors are considered, including the overall financial condition of the borrower, the progress of management’s collection efforts and the value of the underlying collateral.  For purposes of determining the general allowance for loan losses, all residential and consumer loan charge-offs and changes in the level of specific reserves are included in the determination of historical loss rates for each pool of loans with similar risk characteristics, as described below.

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

Home equity lines of credit are initially offered as “revolving” lines of credit whereby funds can be borrowed during a “draw” period. The only required payments during the draw period are scheduled monthly interest payments.  In previous years, the Company offered home equity lines of credit with ten-year maturities that included a draw period for the entire ten years. The full principal amount was due at the end of the draw period as a lump-sum balloon payment and no required monthly principal payments were due prior to maturity.  Beginning in 2012, the Company discontinued this product and began offering home equity lines of credit with 15-year maturities, including an initial five-year draw period requiring interest-only payments, followed by the required monthly payment of principal and interest on a fully-amortizing basis for the remaining ten-year term.  The conversion of a home equity line of credit to a fully amortizing basis presents an increased level of default risk to the Company since the borrower no longer has the ability to make principal draws on the line, and the amount of the required monthly payment could substantially increase to provide for scheduled repayment of principal and interest.  At September 30, 2015, all of the Company’s home equity lines of credit were in the interest-only payment phase and all of its second mortgage loans were fully amortizing.  The following table summarizes when the draw periods of home equity lines of credit at September 30, 2015 are scheduled to end and the principal amount is to be repaid as a lump-sum balloon payment or the line converts to a fully-amortizing basis:

Principal Balance
at September 30,
2015
(In thousands)
Amount converting to fully-amortizing basis during year ended September 30,
2016	$15,749
2017	18,002
2018	22,728
2019	7,987
Thereafter	6,064
Total	$70,530

Commercial loans represent loans to varying types of businesses, including municipalities, school districts and nonprofit organizations, to finance real estate investments, support working capital, operational needs and term financing of equipment.  Repayment of such loans is generally provided through operating cash flows of the business.  Commercial and multi-family real estate loans include loans secured by real estate occupied by the borrower for ongoing operations, non-owner-occupied real estate leased to one or more tenants and greater-than-four-family apartment buildings.  Land acquisition and development loans are made to borrowers to fund infrastructure improvements to vacant land to create finished marketable residential and commercial lots or land.  Most land development loans are originated with the intent that the loans will be paid through the sale of developed lots or land by the developers generally within twelve months of the completion date.  Real estate construction and development loans include secured loans for the construction of residential properties by real estate professionals and, to a lesser extent, individuals, and business properties that often convert to a commercial real estate loan at the completion of the construction period.  Commercial and industrial loans include loans made to support working capital, operational needs and term financing of equipment and are generally secured by equipment, inventory, accounts receivable and personal guarantees of the owner.  Repayment of such loans is generally provided through operating cash flows of the business, with the liquidation of collateral as a secondary repayment source.

Consumer loans primarily include loans secured by savings accounts and automobiles.  Savings account loans are fully secured by restricted deposit accounts held at the Bank.  Automobile loans include loans secured by new and pre-owned automobiles.

In determining the allowance and the related provision for loan losses, the Company establishes valuation allowances based upon probable losses identified during the review of impaired loans. These estimates are based upon a number of factors, such as payment history, financial condition of the borrower, expected future cash flows and discounted collateral exposure.  For further information, see the discussion of impaired loans below.  In addition, all loans that are not evaluated individually for impairment and any individually evaluated loans determined not to be impaired are segmented into groups based on similar risk characteristics, as described above.  Historical loss rates for each risk group, which are updated quarterly, are quantified using all recorded loan charge-offs and recoveries, changes in specific allowances on loans and real estate acquired through foreclosure, and any gains and losses on the final disposition of real estate acquired through or in lieu of foreclosure over a prescribed look-back period.  These historical loss rates for each risk group are used as the starting point to determine the level of the allowance.  The Company’s methodology incorporates an estimated loss emergence period for each risk group.  The loss emergence period is the period of time from when a borrower experiences a loss event and when the actual loss is recognized in the financial statements, generally at the time of initial charge-off of the loan balance.  The Company’s methodology also includes qualitative risk factors that allow management to adjust its estimates of losses based on the most recent information available and to address other limitations in the quantitative component that is based on historical loss rates.  Such risk factors are generally reviewed and updated quarterly, as appropriate, and are adjusted to reflect actual changes and anticipated changes in national and local economic conditions and developments, the volume and severity of delinquent and internally classified loans, including the impact of scheduled loan maturities, conversion of home equity lines of credit to a fully amortizing basis, loan concentrations, assessment of trends in collateral values, assessment of changes in borrowers’ financial stability, and changes in lending policies and procedures, including underwriting standards and collections, charge-off and recovery practices.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses.  Such agencies may require the Company to modify its allowance for loan losses based on their judgment about information available to them at the time of their examination.

The following table summarizes the activity in the allowance for loan losses for the years ended September 30, 2015, 2014 and 2013:

	2015	2014	2013
Balance, beginning of year	$15,978,421	$18,306,114	$17,116,595
Provision charged to expense	2,000,000	1,210,000	12,090,000
Charge-offs:
Single-family residential loans:
Residential first mortgage	806,155	1,771,410	3,364,443
Residential second mortgage	398,404	618,306	1,632,770
Home equity lines of credit	1,095,761	1,577,280	2,401,726
Total single-family residential loans	2,300,320	3,966,996	7,398,939
Commercial loans:
Commercial and multi-family real estate	358,546	15,215	1,012,650
Land acquisition and development	—	1,882,765	73,094
Real estate construction and development	—	—	259,743
Commercial and industrial	60,659	995	6,833,856
Total commercial loans	419,205	1,898,975	8,179,343
Consumer and installment	227,908	127,673	107,094
Total charge-offs	2,947,433	5,993,644	15,685,376
Recoveries:
Single-family residential loans:
Residential first mortgage	157,942	396,557	79,968
Residential second mortgage	189,112	91,735	232,353
Home equity lines of credit	246,457	323,046	544,177
Total single-family residential loans	593,511	811,338	856,498
Commercial loans:
Commercial and multi-family real estate	92,305	764,868	1,638,249
Land acquisition and development	8,000	600	23,160
Real estate construction and development	3,904	260	1,800,303
Commercial and industrial	42,752	848,122	421,464
Total commercial loans	146,961	1,613,850	3,883,176
Consumer and installment	27,647	30,763	45,221
Total recoveries	768,119	2,455,951	4,784,895
Net charge-offs	2,179,314	3,537,693	10,900,481
Balance, end of year	$15,799,107	$15,978,421	$18,306,114

The following table summarizes, by loan portfolio segment, the changes in the allowance for loan losses for the years ended September 30, 2015 and 2014, respectively.

	September 30, 2015
	Residential
	Real Estate	Commercial	Consumer	Unallocated	Total
Activity in allowance for loan losses:
Balance, beginning of year	$7,671,441	$8,084,608	$28,797	$193,575	$15,978,421
Provision charged (credit) to expense	(95,458)	2,088,617	193,159	(186,318)	2,000,000
Charge-offs	(2,300,320)	(419,205)	(227,908)	—	(2,947,433)
Recoveries	593,511	146,961	27,647	—	768,119
Balance, end of year	$5,869,174	$9,900,981	$21,695	$7,257	$15,799,107

	September 30, 2014
	Residential
	Real Estate	Commercial	Consumer	Unallocated	Total
Activity in allowance for loan losses:
Balance, beginning of year	$9,973,713	$8,110,926	$24,947	$196,528	$18,306,114
Provision charged (credit) to expense	853,386	258,807	100,760	(2,953)	1,210,000
Charge-offs	(3,966,996)	(1,898,975)	(127,673)	—	(5,993,644)
Recoveries	811,338	1,613,850	30,763	—	2,455,951
Balance, end of year	$7,671,441	$8,084,608	$28,797	$193,575	$15,978,421

The following table summarizes the information regarding the balance in the allowance and the recorded investment in loans by impairment method as of September 30, 2015 and 2014, respectively.

	September 30, 2015
	Residential
	Real Estate	Commercial	Consumer	Unallocated	Total
Allowance balance at end of year based on:
Loans individually evaluated for impairment	$977,140	$44,972	$—	$—	$1,022,112
Loans collectively evaluated for impairment	4,892,034	9,856,009	21,695	7,257	14,776,995
Loans acquired with deteriorated credit quality	—	—	—	—	—
Total balance, end of year	$5,869,174	$9,900,981	$21,695	$7,257	$15,799,107

Recorded investment in loans receivable at end of year:
Total loans receivable	$434,158,827	$768,357,268	$1,652,416		$1,204,168,511
Loans receivable individually evaluated for impairment	13,609,898	4,086,219	—		17,696,117
Loans receivable collectively evaluated for impairment	420,548,929	764,271,049	1,652,416		1,186,472,394
Loans receivable acquired with deteriorated credit quality	—	—	—		—

	September 30, 2014
	Residential
	Real Estate	Commercial	Consumer	Unallocated	Total
Allowance balance at end of year based on:
Loans individually evaluated for impairment	$1,048,993	$149,631	$—	$—	$1,198,624
Loans collectively evaluated for impairment	6,622,448	7,934,977	28,797	193,575	14,779,797
Loans acquired with deteriorated credit quality	—	—	—	—	—
Total balance, end of year	$7,671,441	$8,084,608	$28,797	$193,575	$15,978,421

Recorded investment in loans receivable at end of year:
Total loans receivable	$406,213,818	$716,595,562	$4,030,531		$1,126,839,911
Loans receivable individually evaluated for impairment	16,915,315	10,222,559	14,618		27,152,492
Loans receivable collectively evaluated for impairment	389,298,503	706,373,003	4,015,913		1,099,687,419
Loans receivable acquired with deteriorated credit quality	—	—	—		—

Impaired Loans

The following is a summary of the unpaid principal balance and recorded investment of impaired loans as of September 30, 2015 and 2014.  The unpaid principal balances and recorded investments have been reduced by all partial charge-offs of the related loans to the allowance for loan losses.  The recorded investment of certain loan categories exceeds the unpaid principal balance of such categories as the result of the deferral and capitalization of certain direct loan origination costs, net of any origination fees collected, under ASC Topic 310-20-30.

	September 30, 2015		September 30, 2014
	Unpaid		Unpaid
	Principal		Principal
	Balance		Balance
	Net of	Recorded	Net of	Recorded
	Charge-offs	Investment	Charge-offs	Investment
Classified as non-performing loans: (1)
Non-accrual loans	$5,538,920	$5,577,568	$10,397,909	$10,453,775
Troubled debt restructurings current under restructured terms	9,768,545	9,838,465	10,985,340	11,068,219
Troubled debt restructurings past due under restructured terms	2,267,010	2,280,083	5,589,008	5,630,498
Total non-performing loans	17,574,475	17,696,116	26,972,257	27,152,492
Troubled debt restructurings returned to accrual status	15,611,280	15,696,800	18,963,927	19,053,073
Total impaired loans	$33,185,755	$33,392,916	$45,936,184	$46,205,565

(1) All non-performing loans at September 30, 2015 and 2014 were classified as non-accrual.

A loan is considered to be impaired when, based on current information and events, management determines that the Company will be unable to collect all amounts due according to the loan contract, including scheduled interest payments.  When a loan is identified as impaired, the amount of impairment loss is measured based on either the present value of expected future cash flows, discounted at the loan’s effective interest rate, or for collateral-

dependent loans, observable market prices or the current fair value of the collateral.  See Impaired Loans under Note 18, Fair Value Measurements.  If the amount of impairment loss is measured based on the present value of expected future cash flows, the entire change in present value is recorded in the provision for loan losses.  If the fair value of the collateral is used to measure impairment of a collateral-dependent loan and repayment or satisfaction of the loan is dependent on the sale of the collateral, the fair value of the collateral is adjusted to consider estimated costs to sell.  However, if repayment or satisfaction of the loan is dependent only on the operation, rather than the sale of the collateral, the measurement of impairment does not incorporate estimated costs to sell the collateral.  If the value of the impaired loan is determined to be less than the recorded investment in the loan (net of previous charge-offs, deferred loan fees or costs and unamortized premium or discount), an impairment charge is recognized through a provision for loan losses.  The following table summarizes the principal balance, net of amounts charged off, of impaired loans at September 30, 2015 and 2014 by the impairment method used.

	2015	2014
	(In thousands)
Fair value of collateral method	$24,018	$34,508
Present value of cash flows method	9,168	11,428
Total impaired loans	$33,186	$45,936

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

The following tables contain summaries of the unpaid principal balances of impaired loans segregated by loans that had partial charge-offs recorded and loans with no partial charge-offs recorded, and the related recorded investments and allowance for loan losses as of September 30, 2015 and 2014.  The recorded investments have been reduced by all partial charge-offs.

	September 30, 2015
	Loans with Partial Charge-offs Recorded			Unpaid	Total
			Unpaid	Principal	Unpaid	Total
			Principal	Balance	Principal	Recorded
		Less	Balance	of Loans	Balance	Investment	Related
	Unpaid	Amount of	Net of	With No	Net of	Net of	Allowance
	Principal	Partial	Partial	Partial	Partial	Partial	For Loan
	Balance	Charge-offs	Charge-offs	Charge-offs	Charge-offs	Charge-offs	Losses
WITH NO RELATED ALLOWANCE RECORDED:
Single-family residential loans:
Residential first mortgage	$4,350,788	$2,101,709	$2,249,079	$14,528,332	$16,777,411	$16,912,036	$—
Residential second mortgage	893,197	555,172	338,025	2,410,518	2,748,543	2,774,631	—
Home equity lines of credit	658,378	228,997	429,381	2,459,636	2,889,017	2,889,017	—
Total single-family residential loans	5,902,363	2,885,878	3,016,485	19,398,486	22,414,971	22,575,684	—
Commercial loans:
Commercial and multi-family real estate	3,689,300	1,401,926	2,287,374	4,722,522	7,009,896	7,025,759	—
Land acquisition and development	—	—	—	—	—	—	—
Real estate construction and development	77,381	64,976	12,405	—	12,405	11,250	—
Commercial and industrial	164,591	62,746	101,845	334,928	436,773	438,879	—
Total commercial loans	3,931,272	1,529,648	2,401,624	5,057,450	7,459,074	7,475,888	—
Consumer and installment	—	—	—	—	—	—	—
Total	9,833,635	4,415,526	5,418,109	24,455,936	29,874,045	30,051,572	—

WITH AN ALLOWANCE RECORDED:
Single-family residential loans:
Residential first mortgage	337,013	87,921	249,092	2,173,816	2,422,908	2,449,665	576,849
Residential second mortgage	47,008	14,919	32,089	319,185	351,274	353,244	124,352
Home equity lines of credit	6,090	90	6,000	327,688	333,688	333,688	275,939
Total single-family residential loans	390,111	102,930	287,181	2,820,689	3,107,870	3,136,597	977,140
Commercial loans:
Commercial and multi-family real estate	—	—	—	15,539	15,539	15,814	3,539
Land acquisition and development	—	—	—	—	—	—	—
Real estate construction and development	—	—	—	—	—	—	—
Commercial and industrial	—	—	—	188,301	188,301	188,933	41,433
Total commercial loans	—	—	—	203,840	203,840	204,747	44,972
Consumer and installment	—	—	—	—	—	—	—
Total	390,111	102,930	287,181	3,024,529	3,311,710	3,341,344	1,022,112

TOTAL:
Single-family residential loans:
Residential first mortgage	4,687,801	2,189,630	2,498,171	16,702,148	19,200,319	19,361,701	576,849
Residential second mortgage	940,205	570,091	370,114	2,729,703	3,099,817	3,127,875	124,352
Home equity lines of credit	664,468	229,087	435,381	2,787,324	3,222,705	3,222,705	275,939
Total single-family residential loans	6,292,474	2,988,808	3,303,666	22,219,175	25,522,841	25,712,281	977,140
Commercial loans:
Commercial and multi-family real estate	3,689,300	1,401,926	2,287,374	4,738,061	7,025,435	7,041,573	3,539
Land acquisition and development	—	—	—	—	—	—	—
Real estate construction and development	77,381	64,976	12,405	—	12,405	11,250	—
Commercial and industrial	164,591	62,746	101,845	523,229	625,074	627,812	41,433
Total commercial loans	3,931,272	1,529,648	2,401,624	5,261,290	7,662,914	7,680,635	44,972
Consumer and installment	—	—	—	—	—	—	—
Total	$10,223,746	$4,518,456	$5,705,290	$27,480,465	$33,185,755	$33,392,916	$1,022,112

	September 30, 2014
	Loans with Partial Charge-offs Recorded			Unpaid	Total
			Unpaid	Principal	Unpaid	Total
			Principal	Balance	Principal	Recorded
		Less	Balance	of Loans	Balance	Investment	Related
	Unpaid	Amount of	Net of	With No	Net of	Net of	Allowance
	Principal	Partial	Partial	Partial	Partial	Partial	For Loan
	Balance	Charge-offs	Charge-offs	Charge-offs	Charge-offs	Charge-offs	Losses
WITH NO RELATED ALLOWANCE RECORDED:
Single-family residential loans:
Residential first mortgage	$4,765,925	$2,147,646	$2,618,279	$16,127,230	$18,745,509	$18,922,860	$—
Residential second mortgage	919,433	521,046	398,387	2,730,620	3,129,007	3,160,090	—
Home equity lines of credit	734,388	339,195	395,193	2,817,687	3,212,880	3,212,880	—
Total single-family residential loans	6,419,746	3,007,887	3,411,859	21,675,537	25,087,396	25,295,830	—
Commercial loans:
Commercial and multi-family real estate	5,159,458	1,529,856	3,629,602	5,895,832	9,525,434	9,541,447	—
Land acquisition and development	4,643,113	870,436	3,772,677	—	3,772,677	3,772,677	—
Real estate construction and development	298,977	259,743	39,234	—	39,234	39,320	—
Commercial and industrial	2,224,473	1,079,699	1,144,774	1,364,237	2,509,011	2,512,450	—
Total commercial loans	12,326,021	3,739,734	8,586,287	7,260,069	15,846,356	15,865,894	—
Consumer and installment	107,963	93,842	14,121	47,298	61,419	61,919	—
Total	18,853,730	6,841,463	12,012,267	28,982,904	40,995,171	41,223,643	—
WITH AN ALLOWANCE RECORDED:
Single-family residential loans:
Residential first mortgage	119,788	18,550	101,238	3,673,398	3,774,636	3,808,508	759,169
Residential second mortgage	32,200	57	32,143	521,855	553,998	559,333	191,206
Home equity lines of credit	—	—	—	104,618	104,618	104,618	98,618
Total single-family residential loans	151,988	18,607	133,381	4,299,871	4,433,252	4,472,459	1,048,993
Commercial loans:
Commercial and multi-family real estate	—	—	—	26,227	26,227	26,502	14,227
Commercial and industrial	—	—	—	481,534	481,534	482,961	135,404
Total commercial loans	—	—	—	507,761	507,761	509,463	149,631
Consumer and installment	—	—	—	—	—	—	—
Total	151,988	18,607	133,381	4,807,632	4,941,013	4,981,922	1,198,624
TOTAL:
Single-family residential loans:
Residential first mortgage	4,885,713	2,166,196	2,719,517	19,800,628	22,520,145	22,731,368	759,169
Residential second mortgage	951,633	521,103	430,530	3,252,475	3,683,005	3,719,423	191,206
Home equity lines of credit	734,388	339,195	395,193	2,922,305	3,317,498	3,317,498	98,618
Total single-family residential loans	6,571,734	3,026,494	3,545,240	25,975,408	29,520,648	29,768,289	1,048,993
Commercial loans:
Commercial and multi-family real estate	5,159,458	1,529,856	3,629,602	5,922,059	9,551,661	9,567,949	14,227
Land acquisition and development	4,643,113	870,436	3,772,677	—	3,772,677	3,772,677	—
Real estate construction and development	298,977	259,743	39,234	—	39,234	39,320	—
Commercial and industrial	2,224,473	1,079,699	1,144,774	1,845,771	2,990,545	2,995,411	135,404
Total commercial loans	12,326,021	3,739,734	8,586,287	7,767,830	16,354,117	16,375,357	149,631
Consumer and installment	107,963	93,842	14,121	47,298	61,419	61,919	—
Total	$19,005,718	$6,860,070	$12,145,648	$33,790,536	$45,936,184	$46,205,565	$1,198,624

During the years ended September 30, 2015 and 2014, charge-offs of non-performing and impaired loans totaled $2.9 million and $6.0 million, respectively, including partial charge-offs of $792,000 and $3.2 million, respectively.  At September 30, 2015 and 2014, the remaining principal balance of non-performing and impaired loans for which the Company previously recorded partial charge-offs totaled $5.7 million and $12.1 million, respectively.

The following tables contain a summary of the average recorded investments in impaired loans and the interest income recognized on such loans for the years ended September 30, 2015 and 2014, respectively.  The recorded investments have been reduced by all partial charge-offs.

	Year Ended
	September 30, 2015		September 30, 2014
	Average	Interest	Average	Interest
	Recorded	Income	Recorded	Income
	Investment	Recognized	Investment	Recognized
With no related allowance recorded:
Single-family residential loans:
Residential first mortgage	$17,881,616	$451,993	$21,539,233	$466,598
Residential second mortgage	3,235,818	85,420	3,033,653	92,365
Home equity lines of credit	3,021,067	26,739	3,213,968	44,688
Commercial loans:
Commercial and multi-family real estate	8,364,621	201,859	9,903,237	308,740
Land acquisition and development	769,907	—	1,365,918	—
Real estate construction and development	17,415	—	36,968	—
Commercial and industrial	1,322,040	36,051	2,375,527	6,117
Consumer and installment	43,586	—	123,769	—
Total		802,062		918,508

With an allowance recorded:
Single-family residential loans:
Residential first mortgage	3,008,914	—	3,597,246	528
Residential second mortgage	380,503	—	594,299	—
Home equity lines of credit	328,724	—	373,628	—
Commercial loans:
Commercial and multi-family real estate	21,118	—	706,924	—
Land acquisition and development	—	—	694,203	—
Real estate construction and development	—	—	1,618	—
Commercial and industrial	262,707	—	416,170	—
Consumer and installment	9,588	—	3,297	—
Total		—		528

Total:
Single-family residential loans:
Residential first mortgage	20,890,530	451,993	25,136,479	467,126
Residential second mortgage	3,616,321	85,420	3,627,952	92,365
Home equity lines of credit	3,349,791	26,739	3,587,596	44,688
Commercial loans:
Commercial and multi-family real estate	8,385,739	201,859	10,610,161	308,740
Land acquisition and development	769,907	—	2,060,121	—
Real estate construction and development	17,415	—	38,586	—
Commercial and industrial	1,584,747	36,051	2,791,697	6,117
Consumer and installment	53,174	—	127,066	—
Total		$802,062		$919,036

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

The following is a summary of the recorded investment in loans receivable by class that were 30 days or more past due with respect to contractual principal or interest payments at September 30, 2015 and 2014.  The summary does not include commercial loans that had passed their contractual maturity dates and were in the process of renewal because the borrowers were not past due 30 days or more with respect to their scheduled periodic principal or interest payments.

	September 30, 2015
							90 Days
			90 Days			Total	or More
	30 to 59 Days	60 to 89 Days	or More	Total		Loans	And Still
	Past Due	Past Due	Past Due	Past Due	Current	Receivable	Accruing	Nonaccrual
Single-family residential:
Residential first mortgage	$2,825,620	$1,011,186	$992,398	$4,829,204	$316,265,868	$321,095,072	$—	$9,496,061
Residential second mortgage	225,338	142,622	450,028	817,988	41,354,874	42,172,862	—	1,608,998
Home equity lines of credit	1,082,727	405,717	497,416	1,985,860	68,905,033	70,890,893	—	2,504,838
Total single-family residential	4,133,685	1,559,525	1,939,842	7,633,052	426,525,775	434,158,827	—	13,609,897
Commercial:
Commercial and multi-family real estate	76,880	—	229,956	306,836	401,572,086	401,878,922	—	3,447,157
Land acquisition and development	—	—	—	—	32,672,827	32,672,827	—	—
Real estate construction and development	—	11,250	—	11,250	75,158,136	75,169,386	—	11,250
Commercial and industrial	—	—	301,128	301,128	258,335,005	258,636,133	—	627,812
Total commercial	76,880	11,250	531,084	619,214	767,738,054	768,357,268	—	4,086,219
Consumer and installment	2,420	—	—	2,420	1,649,996	1,652,416	—	—
Total	$4,212,985	$1,570,775	$2,470,926	$8,254,686	$1,195,913,825	$1,204,168,511	$—	$17,696,116

	September 30, 2014
							90 Days
			90 Days			Total	or More
	30 to 59 Days	60 to 89 Days	or More	Total		Loans	And Still
	Past Due	Past Due	Past Due	Past Due	Current	Receivable	Accruing	Nonaccrual
Single-family residential:
Residential first mortgage	$2,859,631	$169,242	$3,189,220	$6,218,093	$269,552,935	$275,771,028	$—	$12,319,237
Residential second mortgage	419,156	594,765	136,093	1,150,014	38,709,836	39,859,850	—	1,980,668
Home equity lines of credit	1,627,109	343,333	432,734	2,403,176	88,179,764	90,582,940	—	2,615,409
Total single-family residential	4,905,896	1,107,340	3,758,047	9,771,283	396,442,535	406,213,818	—	16,915,314
Commercial:
Commercial and multi-family real estate	105,905	273,635	397,641	777,181	396,613,928	397,391,109	—	4,467,240
Land acquisition and development	—	—	38,250	38,250	37,070,797	37,109,047	—	3,772,677
Real estate construction and development	—	39,321	—	39,321	46,381,012	46,420,333	—	39,321
Commercial and industrial	96,056	—	836,511	932,567	234,742,506	235,675,073	—	1,943,321
Total commercial	201,961	312,956	1,272,402	1,787,319	714,808,243	716,595,562	—	10,222,559
Consumer and installment	1,417	—	—	1,417	4,029,114	4,030,531	—	14,619
Total	$5,109,274	$1,420,296	$5,030,449	$11,560,019	$1,115,279,892	$1,126,839,911	$—	$27,152,492

Credit Quality

The credit quality of the Company’s residential and consumer loans is primarily monitored on the basis of aging and delinquency, as summarized in the table above.  The credit quality of the Company’s commercial loans is primarily monitored using an internal rating system reflecting management’s risk assessment based on an analysis of several factors, including the borrower’s financial condition, the financial condition of the underlying business, cash flows of the underlying collateral and the delinquency status of the loan.  The internal system assigns one of the following five risk gradings.  The “pass” category consists of a range of loan sub-grades that reflect various levels of acceptable risk.  Movement of risk through the various sub-grade levels in the “pass” category is monitored for early identification of credit deterioration.  The “special mention” rating is considered a “watch” rating rather than an “adverse” rating and is assigned to loans where the borrower exhibits negative financial trends due to borrower-specific or systemic conditions that, if left uncorrected, threaten the borrower’s capacity to meet its debt obligations.  The borrower is believed to have sufficient financial flexibility to react to and resolve its negative financial situation. This is a transitional grade that is closely monitored for improvement or deterioration.  The “substandard” rating is assigned to loans where the borrower exhibits well-defined weaknesses that jeopardize its continued performance and are of a severity that the distinct possibility of default exists.  The “doubtful” rating is assigned to loans that have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, questionable, resulting in a high probability of loss.  An asset classified as “loss” is considered uncollectible and of such little value that charge-off is generally warranted.  In limited circumstances, the Company might establish a specific allowance on assets classified as loss if a charge-off is not yet warranted because circumstances that impact the valuation are changing.

The following is a summary of the recorded investment of loan risk ratings by class at September 30, 2015 and 2014.

	September 30, 2015
		Special
	Pass	Mention	Substandard	Doubtful	Loss
Single-family residential:
Residential first mortgage	$311,599,012	$—	$7,400,820	$2,095,240	$—
Residential second mortgage	40,563,864	—	1,060,090	548,908	—
Home equity lines of credit	68,273,260	31,875	1,694,942	890,816	—
Total single-family residential	420,436,136	31,875	10,155,852	3,534,964	—
Commercial:
Commercial and multi-family real estate	389,876,016	5,409,528	6,593,378	—	—
Land acquisition and development	31,693,551	—	979,276	—	—
Real estate construction and development	75,158,136	—	—	11,250	—
Commercial and industrial	248,139,435	8,842,268	1,654,430	—	—
Total commercial	744,867,138	14,251,796	9,227,084	11,250	—
Consumer and installment	1,652,416	—	—	—	—
Total	1,166,955,690	14,283,671	19,382,936	3,546,214	—
Less related specific allowance	—	—	(527,670)	(494,442)	—
Total net of allowance	$1,166,955,690	$14,283,671	$18,855,266	$3,051,772	$—

	September 30, 2014
		Special
	Pass	Mention	Substandard	Doubtful	Loss
Single-family residential:
Residential first mortgage	$262,420,207	$131,870	$9,378,521	$3,840,430	$—
Residential second mortgage	37,795,192	—	1,761,632	303,026	—
Home equity lines of credit	87,873,860	93,671	2,054,871	560,538	—
Total single-family residential	388,089,259	225,541	13,195,024	4,703,994	—
Commercial:
Commercial and multi-family real estate	379,336,720	10,206,634	7,847,755	—	—
Land acquisition and development	29,414,135	2,588,905	5,067,757	38,250	—
Real estate construction and development	46,381,012	—	—	39,321	—
Commercial and industrial	230,560,753	2,618,045	2,496,275	—	—
Total commercial	685,692,620	15,413,584	15,411,787	77,571	—
Consumer and installment	3,780,601	235,312	14,618	—	—
Total	1,077,562,480	15,874,437	28,621,429	4,781,565	—
Less related specific allowance	—	—	(728,461)	(470,163)	—
Total net of allowance	$1,077,562,480	$15,874,437	$27,892,968	$4,311,402	$—

Troubled Debt Restructurings

The following is a summary of the unpaid principal balance and recorded investment of troubled debt restructurings as of September 30, 2015 and 2014.  The recorded investments and unpaid principal balances have been reduced by all partial charge-offs of the related loans to the allowance for loan losses.  The recorded investment of certain loan categories exceeds the unpaid principal balance of such categories as the result of the deferral and capitalization of certain direct loan origination costs, net of any origination fees collected, under ASC 310-20-30.

	September 30, 2015		September 30, 2014
	Unpaid		Unpaid
	Principal		Principal
	Balance		Balance
	Net of	Recorded	Net of	Recorded
	Charge-offs	Investment	Charge-offs	Investment
Classified as non-performing loans (1):
Current under restructured terms	$9,768,545	$9,838,465	$10,985,340	$11,068,219
Past due under restructured terms	2,267,010	2,280,083	5,589,008	5,630,498
Total non-performing	12,035,555	12,118,548	16,574,348	16,698,717
Returned to accrual status	15,611,280	15,696,800	18,963,927	19,053,073
Total troubled debt restructurings	$27,646,835	$27,815,348	$35,538,275	$35,751,790

(1) All non-performing loans at September 30, 2015 and 2014 were classified as non-accrual.

A loan is classified as a troubled debt restructuring if the Company, for economic or legal reasons related to the borrower’s financial difficulties, grants a concession to the borrower that it would not otherwise consider.  Such concessions related to residential mortgage and consumer loans usually include a modification of loan terms, such as a reduction of the rate to below-market terms, adding past-due interest to the loan balance, extending the maturity date, or a discharge in bankruptcy and the borrower has not reaffirmed the debt.  Such concessions related to commercial loans usually include a modification of loan terms, such as a reduction of the rate to below-market terms, adding past-due interest to the loan balance or extending the maturity date, and, to a much lesser extent, a partial forgiveness of debt.  In addition, because of their short-term nature, a commercial loan could be classified as a troubled debt restructuring if the loan matures, the borrower is considered troubled and the scheduled renewal rate on the loan is determined to be less than a risk-adjusted market interest rate on a similar credit.  A loan classified as a troubled debt restructuring will generally retain such classification and measurement until the loan is paid in full.  However, a restructured loan that is in compliance with its modified terms and yields a market rate of interest at the time of restructuring is removed from the troubled debt restructuring disclosures once the borrower demonstrates the ability to pay under the terms of the restructured note through a sustained period of repayment performance, which is generally one year.  Interest income on restructured loans is accrued at the reduced rate and the loan is returned to accrual status once the borrower demonstrates the ability to pay under the terms of the restructured note through a sustained period of repayment performance, which is generally six months.  Loans classified as troubled debt restructurings are evaluated individually for impairment.  In addition, all charge-offs and changes in specific allowances related to loans classified as troubled debt restructurings are included in the historical loss rates used to determine the allowance and related provision for loan losses, as discussed above.

Loans that were restructured within the years ended September 30, 2015, 2014 and 2013 and loans that were restructured during the preceding twelve months and defaulted during the years ended September 30, 2015, 2014 and 2013 are presented within the table below. The Company considers a loan to have defaulted when it becomes 90 or more days delinquent under the modified terms, has been transferred to non-accrual status, has been charged off or has been settled through or in lieu of foreclosure.

				Restructured During Preceding
	Total Restructured During			Twelve Months and Defaulted During
	Year Ended September 30,			Year Ended September 30,
	2015	2014	2013	2015	2014	2013

Residential mortgage loans	$3,087,339	$4,303,445	$3,950,779	$852,124	$1,109,007	$3,611,561
Commercial loans	—	2,232,836	5,086,481	—	—	89,296
Consumer loans	—	—	1,341	—	—	—
Total	$3,087,339	$6,536,281	$9,038,601	$852,124	$1,109,007	$3,700,857

The amount of additional undisbursed funds that were committed to borrowers who were included in troubled debt restructured status at September 30, 2015 and 2014 was $4,000 and $15,000, respectively.

The financial impact of troubled debt restructurings can include loss of interest due to reductions in interest rates and partial or total forgiveness of accrued interest, and increases in the provision for losses.  The gross amount of interest that would have been recognized under the original terms of renegotiated loans was $2.0 million and $2.4 million for the years ended September 30, 2015 and 2014, respectively.  The actual amount of interest income recognized under the restructured terms totaled $852,000 and $989,000 for the years ended September 30, 2015 and 2014.  Provision for losses related to restructured loans totaled $779,000 for the year ended September 30, 2015 compared with a net credit to the provision for losses related to restructured loans of $83,000 for the year ended September 30, 2014.  Specific loan loss allowance related to troubled debt restructurings were $550,000 and $797,000 at September 30, 2015 and 2014, respectively.

5.                      REAL ESTATE ACQUIRED IN SETTLEMENT OF LOANS

Real estate acquired in settlement of loans at September 30, 2015 and 2014 is summarized as follows:

	2015	2014

Residential real estate	$820,166	$3,822,042
Commercial real estate	4,407,197	2,721,641
	5,227,363	6,543,683
Less valuation allowance	(76,700)	(741,429)
Total	$5,150,663	$5,802,254

Activity in the valuation allowance for real estate acquired in settlement of loans for the years ended September 30, 2015, 2014 and 2013 is summarized as follows:

	2015	2014	2013

Balance, beginning of year	$741,429	$1,837,800	$4,706,775
Provison (recovery) charged to non-interest expense	224,100	(344,859)	1,770,126
Sale deficiencies charged to valuation allowance at time of sale	(888,829)	(751,512)	(4,639,101)
Balance, end of year	$76,700	$741,429	$1,837,800

6.                      PREMISES AND EQUIPMENT

Premises and equipment at September 30, 2015 and 2014 are summarized as follows:

	2015	2014

Land	$5,578,914	$5,578,914
Office buildings and improvements	17,253,597	16,608,242
Furniture and equipment	15,545,092	13,914,587
	38,377,603	36,101,743
Less accumulated depreciation	(20,787,838)	(18,842,392)

Total	$17,589,765	$17,259,351

Depreciation expense on premises and equipment totaled $2.2 million, $2.1 million and $2.0 million for the years ended September 30, 2015, 2014 and 2013, respectively.

Certain facilities of the Company are leased under various operating leases.  Rent expense for the fiscal years ended September 30, 2015, 2014 and 2013 totaled $2.0 million, $1.8 million, and $1.4 million, respectively. At September 30, 2015, future minimum rental commitments under non-cancelable leases are as follows:

Due in years ending September 30,
2016	$1,781,976
2017	1,492,923
2018	1,083,991
2019	838,385
2020	341,782
Thereafter	268,262
Total	$5,807,319

7.  DEPOSITS

Deposits at September 30, 2015 and 2014 are summarized as follows:

	September 30, 2015		September 30, 2014
		Weighted		Weighted
		Average		Average
		Interest		Interest
	Amount	Rate	Amount	Rate

Demand deposits:
Non-interest-bearing checking	$203,551,218	—%	$189,641,864	—%
Interest-bearing checking	225,966,738	0.11%	222,156,365	0.10%
Savings accounts	43,938,003	0.12%	43,640,231	0.13%
Money market	228,678,665	0.31%	203,973,873	0.29%
Total demand deposits	702,134,624	0.14%	659,412,333	0.13%

Certificates of deposit:
Traditional	323,593,352	0.88%	273,348,932	0.66%
CDARS	82,106,105	0.50%	44,793,676	0.31%
Brokered	29,970,657	0.59%	44,098,163	0.39%
Total certificates of deposit	435,670,114	0.79%	362,240,771	0.59%

Total deposits	$1,137,804,738	0.39%	$1,021,653,104	0.29%

CDARS certificates of deposit represent deposits offered directly by the Bank primarily to its in-market customers through the Promontory Interfinancial Network Certificate of Deposit Account Registry Service (“CDARS”).  The CDARS program enables the Company’s customers to receive FDIC insurance on their account balances up to $50 million.

At September 30, 2015 and 2014, the Federal Home Loan Bank of Des Moines had issued letters of credit totaling $49.0 million and $46.3 million, respectively, which the Bank had pledged as collateral to secure deposits of public institutions and for other purposes as required by law.

The aggregate amounts of certificates of deposit with a minimum principal amount of $100,000 were $281.5 million and $216.0 million at September 30, 2015 and 2014, respectively.  At September 30, 2015, the scheduled maturities of all certificates of deposit were as follows:

Maturing within:
Three months ending:
December 31, 2015	$79,649,784
March 31, 2016	93,962,983
June 30, 2016	85,894,739
September 30, 2016	57,073,278
Year ending September 30:
2017	83,273,304
2018	31,115,292
2019	3,753,016
2020	947,718
Total	$435,670,114

A summary of interest expense on deposits for the years ended September 30, 2015, 2014 and 2013 is as follows:

	2015	2014	2013

Interest-bearing checking	$316,645	$405,664	$476,217
Savings	64,427	70,125	69,725
Money market	754,453	662,300	516,768
Certificates of deposit	3,032,352	2,376,311	3,902,473

Total	$4,167,877	$3,514,400	$4,965,183

8.                      BORROWED MONEY

Borrowed money at September 30, 2015 and 2014 is summarized as follows:

	2015		2014
		Weighted		Weighted
		Average		Average
		Interest		Interest
	Amount	Rate	Amount	Rate

FHLB advances maturing within the year ending September 30:
2015	$—	—%	$163,900,000	0.62%
2016	166,500,000	0.28%	—	—%
Thereafter	4,000,000	5.48%	4,000,000	5.48%
Total FHLB advances	170,500,000	0.40%	167,900,000	0.74%

Retail repurchase agreements	41,103,652	0.17%	33,790,082	0.10%
Term loan	8,250,000	2.70%	9,250,000	2.66%
Total borrowed money	$219,853,652	0.44%	$210,940,082	0.72%

The Bank offers a sweep account program for which certain customer demand deposits in excess of a certain amount are “swept” on a daily basis into retail repurchase agreements pursuant to individual repurchase agreements between the Bank and its customers.  Retail repurchase agreements represent overnight borrowings that are secured by certain of the Bank’s investment securities.  Unlike regular savings deposits, retail repurchase agreements are not insured by the FDIC.  At September 30, 2015 and 2014, the Bank had $44.9 million and $35.2 million, respectively, in U.S. Treasury, debt and mortgage-backed securities pledged to secure retail repurchase agreements.

During January 2014, the Company entered into a $10.0 million term loan with a commercial bank.  The proceeds of the term loan were used to repurchase $10.0 million of outstanding shares of the preferred stock from a private investor during January 2014.  The loan agreement also provides a $2.0 million revolving line of credit to the Company.  There was no balance outstanding under the revolving line of credit during the fiscal year ended September 30, 2015 and 2014.  The rate of interest on these borrowings equals the Daily LIBOR Rate plus 2.50%.  Monthly interest and quarterly principal payments under the term loan began on March 31, 2014 and are scheduled to end on January 17, 2021.  All of the common stock of the Bank that was held by the Company was pledged as collateral to secure the loans.  Following is a summary of the required principal payments for each of the next five years ending September 30 and in the aggregate thereafter:

Year ending September 30:
2016	$1,375,000
2017	1,500,000
2018	1,500,000
2019	1,687,500
2020	1,750,000
Thereafter	437,500
Total	$8,250,000

The loan agreement requires the Company to adhere to certain covenants while the borrowings are outstanding, including that the Company will:  (1) require the Bank to maintain a minimum ratio of Tier 1 capital to risk-weighted assets of at least 8%; (2) maintain consolidated net income in an amount equal to or greater than the sum of (a) the total amount of principal installments required to be paid under the term loan plus (b) the total amount of cash distributions paid to its common shareholders; and (3) cause the Bank to maintain a ratio of adversely classified assets to Tier 1 capital plus loan loss reserves of not more than 50%.  Failure to comply with these covenants will result in any outstanding principal balances and all accrued and unpaid interest becoming immediately due and payable.  The Bank was in compliance with all such covenants at September 30, 2015.

The average balances of borrowed money for the years ended September 30, 2015 and 2014 were $124.0 million and $107.9 million, respectively and the maximum month-end balances were $242.6 million and $224.1 million, respectively.  The average rates paid during the years ended September 30, 2015 and 2014 were 0.79% and 1.13%, respectively.

The Bank has the ability to borrow funds from the FHLB equal to 35% of the Bank’s total assets under a blanket agreement that assigns all investments in FHLB stock as well as qualifying first mortgage loans as collateral to secure the amounts borrowed.  In addition to the $170.5 million in advances outstanding at September 30, 2015, the Bank had approximately $111.0 million in additional borrowing capacity available to it under this arrangement.  The assets underlying the FHLB borrowings are under the Bank’s physical control.

The Bank has the ability to borrow funds from the Federal Reserve under an agreement that assigns certain qualifying loans as collateral to secure the amounts borrowed.  At September 30, 2015, $212.4 million of commercial loans were assigned under this arrangement.  The assets underlying these borrowings are under the Bank’s physical control.  As of September 30, 2015, the Bank had no borrowings outstanding from the Federal Reserve and had approximately $157.5 million in additional borrowing capacity available to it under this arrangement.

9.  SUBORDINATED DEBENTURES

On March 30, 2004, Pulaski Financial Statutory Trust I (“Trust I”), a Connecticut statutory trust, issued $9.0 million of adjustable-rate preferred securities.  The proceeds from this issuance, along with the Company’s $279,000 capital contribution for Trust I’s common securities, were used to acquire $9.3 million aggregate principal amount of the Company’s floating rate junior subordinated deferrable interest debentures due in 2034, which constitute the sole asset of Trust I.  The interest rate on the debentures and the capital securities at September 30, 2015 was 3.03% and is adjustable quarterly at 2.70% over the three-month LIBOR.

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

The interest rate on the debentures and the capital securities at September 30, 2015 was 2.20% and is adjustable quarterly at 1.86% over the three-month LIBOR.

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

The principal balance of loans sold that remain subject to recourse provisions related to early payment default clauses totaled approximately $565 million and $258 million at September 30, 2015 and 2014, respectively.  Because the Company does not service the loans that it sells to its investors, the Company is generally unable to track the outstanding balances or delinquency status of a large portion of such loans that may be subject to repurchase under the representations and warranties clauses in the Company’s mortgage sale agreements.  The following is a summary of the principal balance of mortgage loan repurchase demands on loans previously sold that were received and resolved during the years ended September 30, 2015 and 2014:

	2015	2014
Received during period	$10,004,000	$12,953,000
Resolved during period	12,303,000	11,806,000
Unresolved at end of period	4,486,000	6,785,000

The following is a summary of the changes in the liability for loans sold during the years ended September 30, 2015 and 2014:

	2015	2014
Balance at beginning of period	$1,440,641	$1,353,095
Provisions charged to expense	680,941	350,263
Losses incurred to resolve demands	(491,936)	(262,717)
Balance at end of period	$1,629,646	$1,440,641

The following summarizes the manner in which the Company resolved mortgage loan repurchase demands received from its investors during the years ended September 30, 2015 and 2014:

	2015		2014
	Principal Balance of Loans Involved in Existing Claims That Were Resolved	Losses Charged to Liability for Loans Sold	Principal Balance of Loans Involved in Existing Claims That Were Resolved	Losses Charged to Liability for Loans Sold
Resolved by providing additional documentation with no further action required	$9,473,000	$—	$9,877,000	$—

Resolved by repurchasing loans previously sold to investors	2,693,000	178,659	1,777,000	28,273
Resolved by payments to reimburse investors for losses incurred	137,000	125,946	152,000	55,620

Payments due upon early payoff of loans previously sold	—	187,331	—	178,824

Total	$12,303,000	$491,936	$11,806,000	$262,717

The liability for loans sold of $1.6 million at September 30, 2015 represents the Company’s best estimate of the probable losses that the Company will incur for various early default provisions and contractual representations and warranties associated with the sales of mortgage loans.  Because the level of mortgage loan repurchase losses depends upon economic factors, investor demand strategies and other external conditions that may change over the life of the underlying loans, the level of the liability for mortgage loan repurchase losses is difficult to estimate and requires considerable management judgment.  In addition, the Company does not service the loans that it sells to investors and is generally unable to track the remaining unpaid balances or delinquency status after sale.  As a result, there may be a range of possible losses in excess of the estimated liability that cannot be estimated.  Management maintains regular contact with the Company’s investors to monitor and address their repurchase demand practices and concerns.

11.       INCOME TAXES

Income tax expense for the years ended September 30, 2015, 2014 and 2013 is summarized as follows:

	2015	2014	2013
Current expense:
Federal	$5,486,625	$2,918,682	$3,075,524
State	871,800	742,100	624,000
Deferred expense	589,199	1,571,801	1,097,072
Total	$6,947,624	$5,232,583	$4,796,596

Income tax expense differs from that computed at the federal statutory rate of 35% for the years ended September 30, 2015, 2014 and 2013 as follows:

	2015		2014		2013
	Amount	%	Amount	%	Amount	%
Tax at statutory federal income tax rate	$7,376,275	35.0%	$5,693,081	35.0%	$5,111,979	35.0%
Non-taxable income from bank-owned life insurance	(315,458)	(1.5)%	(323,014)	(2.0)%	(316,112)	(2.2)%
Non-taxable interest and dividends	(337,667)	(1.6)%	(281,570)	(1.7)%	(454,939)	(3.1)%
State taxes, net of federal benefit	575,154	2.7%	480,473	3.0%	405,600	2.8%
Other, net	(350,680)	(1.7)%	(336,387)	(2.1)%	50,068	0.3%
Total	$6,947,624	32.9%	$5,232,583	32.2%	$4,796,596	32.8%

The components of deferred tax assets and liabilities at September 30, 2015 and 2014 are as follows:

	2015	2014
Deferred tax assets:
Allowance for loan losses	$6,754,648	$6,923,146
Stock-based compensation	494,663	602,588
Non-accrual interest	82,232	230,678
Deferred compensation	1,395,101	1,348,097
Equity investments	83,224	149,530
Unrealized losses on securities available for sale	—	16,064
Capital loss carryforward	144,082	144,082
Other	—	314,943
Gross deferred tax assets	8,953,950	9,729,128
Less: Valuation allowance	177,289	144,082
Deferred tax assets, net of valuation allowance	8,776,661	9,585,046

Deferred tax liabilities:
FHLB stock dividends	152,311	152,311
Premises and equipment	216,941	417,730
Unrealized gains on securities available for sale	1,964	—
Other	13,828	16,161
Gross deferred tax liabilities	385,044	586,202
Net deferred tax assets	$8,391,617	$8,998,844

A valuation allowance should be provided on deferred tax assets when it is more likely than not that some portion of the assets will not be realized.  A valuation allowance at September 30, 2015 and 2014 was provided for certain capital loss carryforwards that are projected to expire prior to their utilization.  The Company will continue to evaluate the potential future utilization of these items and will record an adjustment to the valuation allowance in the period a change becomes warranted.

Changes in the deferred tax valuation allowance for the years ended September 30, 2015, 2014, and 2013 were as follows:

	2015	2014	2013
Balance, beginning of year	$144,082	$—	$—
Increase in deferred tax asset valuation allowance charged to provision for income taxes	33,207	144,082	—
Balance, end of year	$177,289	$144,082	$—

At September 30, 2015, the Company had $138,000 of unrecognized tax benefits, $129,000 of which would affect the effective tax rate if recognized.  The Company recognizes interest related to uncertain tax positions in income tax expense and classifies such interest and penalties in the liability for unrecognized tax benefits.  As of September 30, 2015, the Company had approximately $9,000 accrued for the payment of interest and penalties.  The tax years ended September 30, 2012 through 2015 remain open to examination by the taxing jurisdictions to which the Company is subject.

The aggregate changes in the balance of gross unrecognized tax benefits for the year ended September 30, 2015, which excludes interest and penalties, are as follows:

Balance at September 30, 2014	$129,000
Increases related to tax positions taken during a prior period	—
Decreases related to tax positions taken during a prior period	—
Increases related to tax positions taken during the current period	32,000
Decreases related to tax positions taken during the current period	—
Decreases related to settlements with taxing authorities	—
Decreases related to the expiration of the statute of limitations	(32,000)
Balance at September 30, 2015	$129,000

Retained earnings at September 30, 2015 included earnings of approximately $4.1 million representing tax bad-debt deductions, net of actual bad debts and bad-debt recoveries, for which no provision for federal income taxes has been made.  If these amounts are used for any purpose other than to absorb loan losses, they will be subject to federal income taxes at the then prevailing corporate rate.

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

The Treasury Department sold all of the Preferred Stock to private investors in a Dutch auction in July 2012.  On several dates subsequent to the Treasury’s auction from August 2012 through August 2013, the Company repurchased from private investors an aggregate of $15.2 million in liquidation value of the Preferred Stock in exchange for $14.6 million in cash and repurchased the Warrant from the Treasury in exchange for $1.1 million in cash.  Following the Treasury’s auction of the Preferred Stock and the Company’s repurchase of the Warrant, the U.S. Treasury had no remaining equity stake in the Company.

During the year ended September 30, 2014, the Company redeemed or repurchased $17.3 million in liquidation value of the Preferred Stock, representing the entire remaining amount outstanding, in a series of transactions using cash and the direct exchange of its common stock, as follows:

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

The Company issued 604,542 shares of its common stock in exchange for $6.7 million in cash in a private transaction exempt from registration under the federal securities laws.  The proceeds were used to redeem $6.7 million in liquidation value of the Preferred Stock.

13.               REGULATORY CAPITAL REQUIREMENTS

The Company and the Bank are subject to regulatory capital adequacy requirements promulgated by federal bank regulatory agencies. Failure by the Company or the Bank to meet minimum capital requirements could result in certain mandatory and discretionary actions by regulators that could have a material adverse effect on our consolidated financial statements. The Federal Reserve establishes capital requirements for the Company and the Office of the Comptroller of the Currency (“OCC”) has similar requirements for the Bank. The following tables present regulatory capital information for the Company and the Bank. Information presented for September 30, 2015 reflects the Basel III capital requirements that became effective January 1, 2015 for both the Company and the Bank. Prior to January 1, 2015, the Bank was subject to capital requirements under Basel I and there were no capital requirements for the Company. Under these capital requirements and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company’s and the Bank’s assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company’s and the Bank’s capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings and other factors.

Quantitative measures established by regulation require the Company and the Bank to maintain certain minimum capital amounts and ratios. Federal bank regulators require the Company and the Bank to maintain minimum ratios of core capital to adjusted average assets of 4.0%, common equity tier 1 capital to risk-weighted assets of 4.5%, tier 1 capital to risk-weighted assets of 6.0% and total risk-based capital to risk-weighted assets of 8.0%. At September 30, 2015, the Company and the Bank met all the capital adequacy requirements to which they were subject. At September 30, 2015, the Company and the Bank were “well capitalized” under the regulatory framework for prompt corrective action. To be “well capitalized,” the Company and the Bank must maintain minimum leverage, common equity tier 1 risk-based, tier 1 risk-based and total risk-based capital ratios of at least 5.0%, 6.5%, 8.0% and 10.0%, respectively.

Management believes that no conditions or events have occurred since September 30, 2015 that would materially adversely change the Company’s and the Bank’s capital classifications.

The following table illustrates the Company’s actual regulatory capital levels compared with its regulatory capital requirements at September 30, 2015.

					To be Categorized as
					“Well Capitalized”
					under Prompt
			For Capital		Corrective Action
	Actual		Adequacy Purposes		Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
As of September 30, 2015:
Common equity Tier I capital to total risk-weighted assets	$117,556	9.25%	$57,206	4.50%	$82,632	6.50%
Tier I capital to total risk-weighted assets	136,556	10.74%	76,275	6.00%	101,700	8.00%
Total capital to total risk- weighted assets	152,450	11.99%	101,700	8.00%	127,126	10.00%
Tier I leverage capital to average assets	136,556	9.47%	57,674	4.00%	72,092	5.00%

The following table illustrates the Bank’s actual regulatory capital levels compared with its regulatory capital requirements at September 30, 2015 and 2014.

					To be Categorized as
					“Well Capitalized”
					under Prompt
			For Capital		Corrective Action
	Actual		Adequacy Purposes		Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
As of September 30, 2015:
Common equity tier 1 capital to total risk-weighted assets	$141,712	11.16%	$57,158	4.50%	$82,561	6.50%
Tier I capital to total risk-weighted assets	141,712	11.16%	76,210	6.00%	101,613	8.00%
Total capital to total risk-weighted assets	157,593	12.41%	101,613	8.00%	127,017	10.00%
Tier I leverage capital to average assets	141,712	9.83%	57,640	4.00%	72,051	5.00%

As of September 30, 2014:
Tangible capital to total assets	$133,356	9.70%	$20,631	1.50%	N/A	N/A
Tier I risk-based capital to risk- weighted assets	133,356	12.20%	N/A	N/A	$65,561	6.00%
Total risk-based capital to risk-weighted assets	147,048	13.46%	87,415	8.00%	109,269	10.00%
Tier I leverage capital to average assets	133,356	9.70%	55,016	4.00%	68,770	5.00%

Beginning January 1, 2016, Basel III implements a requirement for all banking organizations to maintain a capital conservation buffer above the minimum risk-based capital requirements in order to avoid certain limitations on capital distributions, stock repurchases and discretionary bonus payments to executive officers. The capital conservation buffer will be exclusively composed of common equity tier 1 capital, and it applies to each of the three risk-based capital ratios but not the leverage ratio. On January 1, 2016, the Company and the Bank will be expected to comply with the capital conservation buffer requirement, which will increase the three risk-based capital ratios by 0.625% each year through 2019, at which point, the minimum common equity tier 1 risk-based, tier 1 risk-based and total risk-based capital ratios will be 7.0%, 8.5% and 10.5%, respectively.

14.                               EMPLOYEE BENEFITS

The Company maintains shareholder-approved, stock-based incentive plans, which permit the granting of options to purchase common stock of the Company, awards of restricted shares of common stock and awards of “common share units” that can be settled in shares of common stock.  All employees, non-employee directors and consultants of the Company and its affiliates are eligible to receive awards under the plans.  The plans authorize the granting of options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code, options that do not so qualify (non-statutory stock options) and the granting of restricted shares of common stock.  Stock option awards are generally granted with an exercise price equal to the market value of the Company’s shares at the date of grant and generally vest over a period of three to five years.  The exercise period for all stock options may not exceed 10 years from the date of grant.  Restricted stock awards generally vest over a period of two to five years.  Generally, option and share awards provide for accelerated vesting if there is a change in control (as defined in the plans).  Shares used to satisfy stock awards and stock option exercises are generally issued from treasury stock.  At September 30, 2015, the Company had 527,443 reserved but unissued shares that can be awarded in the form of stock options or share awards.

Restricted Stock Awards - A summary of activity in the Company’s restricted stock awards as of and for the years ended September 30, 2015, 2014 and 2013 is as follows:

	2015		2014		2013
		Weighted		Weighted		Weighted
		Average		Average		Average
		Grant-Date		Grant-Date		Grant-Date
	Number	Fair Value	Number	Fair Value	Number	Fair Value
Nonvested at beginning of year	157,479	$7.80	269,530	$7.31	365,170	$7.13
Granted	10,489	12.21	30,596	10.23	42,221	8.72
Vested	(135,054)	7.50	(39,868)	7.61	(137,861)	7.27
Forfeited	(1,368)	9.75	(102,779)	7.32	—	—
Nonvested at end of year	31,546	$10.46	157,479	$7.80	269,530	$7.31

During the year ended September 30, 2013, the Company granted 15,000 shares of contingent, performance-based restricted stock to one newly elected executive officer.  The grant provided for vesting of the restricted stock as follows: one-third on the date of the filing of the annual report on Form 10-K for the year ended September 30, 2013 and two-thirds on the date of the filing of the annual report on Form 10-K for the year ended September 30, 2014.  The vesting of the shares was subject to the Company’s achievement of certain earnings per share targets.  If an earnings-per-share target was not met, vesting could still occur in a subsequent period based on cumulative results. Additionally, recipients could not receive the final vesting unless the Company’s total shareholder return exceeded certain peer indices. One-third of the shares received were required to be held until the earlier of retirement or five years from the date of vesting.

Stock Option Awards - A summary of activity in the Company’s stock option program as of and for the years ended September 30, 2015, 2014 and 2013 is as follows:

	2015				2014		2013
				Weighted
		Weighted		Average		Weighted		Weighted
		Average	Aggregate	Remaining		Average		Average
		Exercise	Intrinsic	Contractual		Exercise		Exercise
	Number	Price	Value	Life (years)	Number	Price	Number	Price
Outstanding at beginning of year	552,160	$11.28			604,586	$11.26	629,936	$11.20
Granted	—	—			—	—	17,500	8.39
Exercised	(44,400)	9.93			(21,900)	8.82	(23,400)	8.99
Expired	(62,616)	13.19			(9,875)	12.69	—	—
Forfeited	(1,000)	17.10			(20,651)	12.57	(19,450)	9.53
Outstanding at end of year	444,144	$11.13	$1,275,968	2.5	552,160	$11.28	604,586	$11.26

Exercisable at end of year	438,311	$11.17	$1,245,869	2.5	540,494	$11.34	586,386	$11.35

There were no stock option awards granted during the years ended September 30, 2015 or 2014.  During the year ended September 30, 2013, 17,500 stock option awards were granted with a weighted-average fair value per share of $2.12.  Cash received from stock options exercised totaled, $441,000, $193,000 and $210,000 during the years ended September 30, 2015, 2014 and 2013, respectively.  The total intrinsic value of stock options exercised totaled $80,000, $54,000 and $17,000 during the years ended September 30, 2015, 2014 and 2013, respectively.

The fair value of stock options granted during the year ended September 30, 2013 was estimated on the date of grant using the Black-Scholes option pricing model with the following average assumptions:

Risk-free interest rate	0.85%
Expected volatility	44.36%
Expected life in years	6.0
Dividend yield	5.02%
Expected forfeiture rate	5.30%

Common Share Units — On December 10, 2014, the Company granted approximately 105,000 “common share units” to its eight executive officers that were intended to provide such officers with incentive compensation tied to the Company’s successful performance for each of the fiscal years in the three-year period ended September 30, 2017.  The terms of the grants provide that the common share units will be settled in an equal number of shares of the Company’s common stock at the dates of vesting.  One-third of the common share units are eligible for vesting in each of the years in the three-year period ended September 30, 2017 determined by measurement of the Company’s cumulative performance over each of the one-year, two-year and three-year performance measurement periods based on two independent criteria, which receive equal weighting: a cumulative return on average equity measured against internally-established targets and a cumulative total shareholder return measured against the SNL MicroCap Bank & Thrift Index.  The participants must be employed by the Company at the end of each of the performance measurement periods to be eligible for payment of the award.  The number of common share units in each award can be adjusted upward or downward under a pre-determined formula depending on the degree of attainment of the performance criteria up to a maximum of 150% of the common share units to be awarded in each year.

A summary of total stock-based compensation expense for the years ended September 30, 2015, 2014 and 2013 follows:

	2015	2014	2013
Total expense	$888,598	$(7,669)	$1,222,419
Earnings per share:
Basic	$0.05	$—	$0.07
Diluted	0.05	—	0.07

Reducing stock-based compensation expense in the years ended September 30, 2015, 2014 and 2013, were forfeitures of non-vested restricted stock awards totaling $3,000, $549,000 and $0, respectively.  As of September 30, 2015, the total unrecognized compensation expense related to non-vested stock options, restricted stock awards and common share units was approximately $1,000, $231,000 and $590,000, respectively, and the related weighted average periods over which they are expected to be recognized are approximately 0.2 years, 2.4 years, and 1.6 years, respectively.

Equity Trust Plan - The Company maintains a deferred compensation plan (“Equity Trust Plan”) for the benefit of key loan officers and sales staff.  The plan is designed to recruit and retain top-performing loan officers and other key revenue-producing employees who are instrumental to the Company’s success.  The plan allowed the recipients to defer a percentage of commissions earned into a rabbi trust for the benefit of the participants.  However, effective May 1, 2015, participants no longer have the option to defer commissions under the plan.  The assets of the trust are limited to shares of Company common stock and cash.  Awards related to participant contributions generally vest immediately or over a period of two to five years.  Awards related to Company contributions generally vest over a period of three to five years.  The participants will generally forgo any accrued but unvested benefits if they voluntarily leave the Company.  Vested shares in the plan are treated as issued and outstanding when computing basic and diluted earnings per share, whereas unvested shares are treated as issued and outstanding only when computing diluted earnings per share.  Because excess shares and cash held by the trust were used to fund participant contributions during the years ended September 30, 2015 and 2014, the plan purchased no shares during these periods.  During the year ended September 30, 2013, the plan purchased 50,600 shares on behalf of the participants at an average price of $10.17.  There were 200,545 and 803 vested shares distributed to participants during the years ended September 30, 2015 and 2014, respectively, with aggregate market values at the time of distribution of $2.6 million and $9,000, respectively.  Additionally, $181,000 of cash was distributed to participants from the plan during the year ended September 30, 2015.  At September 30, 2015, there were 95,819 shares in the plan with an aggregate carrying value of $863,000.  Such shares were included in treasury stock in the Company’s consolidated financial statements, including 2,650 shares that were not yet vested.

Defined Contribution Plan —The Company maintains the Pulaski Bank Savings and Ownership Plan (the “KSOP”), which is a defined contribution plan established under the provision of Section 401(a) of the Internal Revenue Code (“IRC”).  The KSOP includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company.  All employees of the Company who have obtained six months of employment with the Company and attained age 21 are eligible to participate in the KSOP.  The KSOP is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Participants may contribute up to the lesser of $18,000 or 75% of their pretax base compensation, as defined by the KSOP, subject to certain limitations. The Company contributes an amount equal to 50% of each participant’s contribution, up to 5% of each participant’s pretax base compensation. Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions of an additional $6,000.  Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.  Plan participants are immediately vested in their contributions, plus actual earnings thereon.  Vesting in employer contributions occurs 25% per year until fully vested after four years of service.

Participants may elect to have their individual accounts allocated to one or more of the available investment options. Participants may change their investment elections at any time.  Investment options include the Company’s common stock and Schwab-managed funds that represent party-in-interest transactions allowable under ERISA regulations.

During years ended September 30, 2015, 2014 and 2013, the Bank matched 50% of each participant’s contribution up to a maximum of 5% of salary. The Bank’s contributions to this plan were $435,000, $313,000 and $358,000 for the years ended September 30, 2015, 2014 and 2013, respectively.

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

15.               COMMITMENTS AND CONTINGENCIES

The Company engages in commitments to originate loans in the ordinary course of business to meet customer financing needs.  Such commitments are generally made following the Company’s usual underwriting guidelines, represent off-balance sheet financial instruments and do not present more than a normal amount of risk.  The following table summarizes the notional amount of such commitments at September 30, 2015 and 2014 for which the Bank’s underwriting process has been completed and firm commitments have been issued to the borrowers.

	2015	2014
	(In thousands)
Commitments to originate residential first and second mortgage loans	$164,987	$71,067
Commitments to originate commercial mortgage loans	4,782	3,635
Commitments to originate non-mortgage loans	10,144	4,000
Commitments to originate consumer loans	2,000	—
Unused lines of credit - residential	45,016	51,929
Unused lines of credit - commercial	173,771	156,836
Unused lines of credit - consumer	127	33

The Company is a defendant in legal actions arising from normal business activities.  Management, after consultation with counsel, believes that the resolution of these actions will not have any material adverse effect on the Company’s consolidated financial statements.

16.               DERIVATIVE FINANCIAL INSTRUMENTS

The Company originates and purchases derivative financial instruments, including interest rate lock commitments issued to residential loan customers for loans that will be held for sale, forward sales commitments to sell residential mortgage loans to loan investors and interest rate swaps.  Refer to Note 18, Fair Value Measurements, for a discussion of the fair value measurement of such derivatives.

Interest Rate Lock Commitments - At September 30, 2015, the Company had issued $204.4 million of unexpired interest rate lock commitments to loan customers compared with $73.6 million of unexpired commitments at September 30, 2014.  Such interest rate lock commitments that meet the definition of derivative financial instruments under ASC Topic 815, Derivatives and Hedging, are carried at their fair values in other assets or other liabilities in the consolidated financial statements, with changes in the fair values of the corresponding derivative financial assets or liabilities recorded as either a charge or credit to current earnings during the period in which the changes occurred.

Forward Sales Commitments - At September 30, 2015, the Company had issued $311.3 million of unexpired forward sales commitments to mortgage loan investors compared with $120.1 million of unexpired commitments at September 30, 2014.  Typically, the Company economically hedges mortgage loans held for sale and interest rate lock commitments issued to its residential loan customers related to loans that will be held for sale by obtaining corresponding best-efforts forward sales commitments with an investor to sell the loans at an agreed-upon price at the time the interest rate locks are issued to the customers.  Forward sales commitments that meet the definition of derivative financial instruments under ASC Topic 815, Derivatives and Hedging, are carried at their fair values in other assets or other liabilities in the consolidated financial statements.  While such forward sales commitments generally served as an economic hedge to the mortgage loans held for sale and interest rate lock commitments, the Company did not designate them for hedge accounting treatment.  Consequently, changes in fair value of the corresponding derivative financial asset or liability were recorded as either a charge or credit to current earnings during the period in which the changes occurred.

Interest Rate Swaps - The Company entered into two $14 million notional value interest-rate swap contracts during 2008 totaling $28 million notional value.  The parties terminated the interest-rate swap agreements during December 2014, together with their remaining obligations to make any further payments under the agreements.  These contracts supported a $14 million, variable-rate, commercial loan relationship and were used to allow the commercial loan customer to pay a fixed interest rate to the Company, while the Company, in turn, charged the customer a floating interest rate on the loan.  Under the terms of the swap contract between the Company and the loan customer, the customer paid the Company a fixed interest rate of 6.58%, while the Company paid the customer a variable interest rate of one-month LIBOR plus 2.30%.  Under the terms of a similar but separate swap contract between the Company and a major securities broker, the Company paid the broker a fixed interest rate of 6.58%, while the broker paid the Company a variable interest rate of one-month LIBOR plus 2.30%.  The two contracts had identical terms except for the interest rates and were scheduled to mature on May 15, 2015.  While these two swap derivatives generally worked together as an economic interest-rate hedge, the Company did not designate them for hedge accounting treatment.  Consequently, both derivatives were marked to fair value through either a charge or credit to current earnings.

The fair values of these derivative assets and liabilities recorded in the consolidated balance sheets at September 30, 2015 and 2014 are summarized as follows:

	2015	2014
Fair value recorded in other assets	$2,267,000	$331,000
Fair value recorded in other liabilities	4,188,000	331,000

The gross gains and losses on these derivative assets and liabilities recorded in non-interest income and expense in the consolidated statements of income and comprehensive income for the years ended September 30, 2015 and 2014 are summarized as follows:

	2015	2014

Gross gains	$11,500,600	$512,000
Gross losses	(12,424,600)	(512,000)
Net gain or loss	$(924,000)	$—

The Bank had $1.8 million in cash pledged to secure its obligation under the interest rate swap contracts at September 30, 2014.

17.               FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers by issuing commitments to extend credit.  Such commitments are agreements to lend to a customer, provided there is no violation of any condition established in the contract. These commitments generally have fixed expiration dates or other termination clauses.  The Company evaluates each customer’s creditworthiness on a case-by-case basis.

At September 30, 2015 and 2014, the Company had commitments to originate loans of approximately $181.9 million and $167.0 million, respectively, of which $153.8 million and $120.1 million, respectively, were committed to be sold.  Additionally, the Company had outstanding commitments to borrowers under unused residential mortgage and home equity lines of credit and commercial lines of credit totaling $45.0 million and $173.8 million, respectively, at September 30, 2015 compared with $51.9 million and $156.8 million, respectively, at September 30, 2014.

At September 30, 2015 and 2014, the Company had loans receivable held for sale totaling $112.7 million and $58.1 million, respectively, substantially all of which were under commitments to be sold on a best-efforts basis.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party.  These standby letters of credit are primarily issued for a fee to support contractual obligations of the Company’s customers.  The credit risk involved with issuing letters of credit is essentially the same as the risk involved in extending loans to customers. At September 30, 2015, the Company had 43 letters of credit totaling approximately $6.7 million due to expire no later than June 2020 compared with 42 letters of credit totaling approximately $3.1 million due to expire no later than July 2019 at September 30, 2014.

18.   FAIR VALUE MEASUREMENTS

The Company follows the provisions of ASC Topic 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  A fair value measurement should reflect all of the assumptions that market participants would use in pricing the asset or liability, including assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset, and the risk of non-performance.

A three-level hierarchy for valuation techniques is used to measure financial assets and financial liabilities at fair value.  This hierarchy is based on whether the valuation inputs are observable or unobservable. Financial instrument valuations are considered Level 1 when they are based on quoted prices in active markets for identical assets or liabilities.  Level 2 financial instrument valuations use quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.  Financial instrument valuations are considered Level 3 when they are determined using pricing models, discounted cash flow methodologies or similar techniques, and at least one significant model assumption or input is unobservable, and when determination of the fair value requires significant management judgment or estimation.  ASC Topic 820 also provides guidance on determining fair value when the volume and level of activity for the asset or liability has significantly decreased and on identifying circumstances when a transaction may not be considered orderly.

The Company records securities available for sale, loans held for sale and derivative financial instruments at their fair values on a recurring basis.  Additionally, the Company records other assets at their fair values on a nonrecurring basis, such as impaired loans and real estate acquired in settlement of loans.  These nonrecurring fair value adjustments typically involve application of lower-of-cost-or-market accounting or impairment write-downs of individual assets.  The following is a general description of the methods used to value such assets.

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

Loans Held for Sale.  Beginning on January 1, 2015, the Company elected to adopt the fair value option for all residential mortgage loans originated for sale to investors and to account for such loans at their fair values with changes in fair value recognized in earnings, consistent with the provisions in ASC Topic 820, Fair Value Measurements and Disclosures.  The Company accounted for mortgage loans held for sale that were originated prior to January 1, 2015 under the lower of cost or fair value option, with any corresponding adjustments recorded as a valuation adjustment, if necessary.  Such fair value adjustments are recorded as a component of gain on sale in mortgage revenues in the statement of comprehensive income.  The fair value of the mortgage loans held for sale are measured using observable quoted market or contract prices or market price equivalents, which are consistent with those used by other market participants.  Consistent with the fair value principles in ASC Topic 820, any direct loan origination fees and costs related to loans accounted for at fair value are recognized in the statement of comprehensive income when earned or incurred, rather than capitalized and accounted for as a part of the cost basis of loans held for sale.

Derivative Financial Assets and Liabilities.  The fair values of derivative financial assets and liabilities resulting from interest rate lock commitments issued to residential loan customers for loans that will be held for sale are based on quoted market prices from the Company’s loan investors for similar loans, subject to certain adjustments to include such items as estimated pull-through success rates, changes in the level of market interest rates and the stage of completion of the loan approval process. The fair values of derivative financial assets and liabilities resulting from forward commitments to sell residential mortgage loans are based on the exit price the Company would incur to extinguish the commitment by reference to quoted market prices from the Company’s loan investors for similar loans.  The fair values of interest rate swap assets and liabilities are based on quoted market prices by an independent valuation service.

Impaired Loans.  The fair values of impaired loans that are determined to be collateral dependent are generally based on market prices for similar assets determined through independent appraisals (Level 2 valuations) or discounted values of independent appraisals or brokers’ opinions of value (Level 3 valuations).  Since most of the Company’s loans receivable that are secured by real estate are within the St. Louis metropolitan area, management is able to closely monitor the trend in real estate values in this area.  Residential real estate loans are generally inspected when they become 45 to 60 days delinquent or when communications with the borrower indicate that a potential problem exists.  New appraisals are generally obtained for impaired residential real estate loans if an inspection indicates the possibility of a significant decline in fair value.  If a new appraisal is determined not to be necessary, management may obtain a broker’s opinion of value or apply a discount to the existing appraised value based on the age of such appraisal and the overall trend in real estate values in the market area since the date of such appraisal.  Similarly, the Company maintains close contact with its commercial borrowers whose loans are determined to be impaired, and new appraisals are obtained when management believes there has been a significant change in fair value.  Factors that management considers when determining whether there has been a significant change in fair value for commercial real estate-secured loans generally include overall market value trends in the surrounding areas and changes in factors that impact the properties’ cash flows, such as rental rates and occupancy levels that differ materially from the most current appraisals.  The significance of such events is determined on a loan-by-loan basis based on the circumstances surrounding each of such loans.  If a new appraisal is determined not to be necessary, management may apply a discount to the existing appraised value based on the age of such appraisal and the overall trend in real estate values in the market area since the date of such appraisal, or other factors that affect the value of the property, such as rental rates and occupancy levels.

Real Estate Acquired in Settlement of Loans consists of loan collateral that has been repossessed through foreclosure or obtained by deed in lieu of foreclosure. This collateral is comprised of commercial and residential real estate. Such assets are recorded as held for sale initially at the lower of the loan balance or fair value of the collateral, as generally determined by a new appraisal at the time of foreclosure, less estimated selling costs.  If the loan balance exceeds the fair value of the collateral, less estimated selling costs at the time of foreclosure, the difference is recorded as a charge to the allowance for loan losses.  Subsequent to foreclosure, new appraisals are generally obtained if an inspection indicates the possibility of a significant decline in fair value. If a new appraisal is determined not to be necessary, management may obtain a broker’s opinion of value or apply a discount to the existing appraised value based on the age of such appraisal and the overall trend in real estate values in the market area since the date of such appraisal.  Any decline in the fair value of the property subsequent to acquisition is charged to non-interest expense and credited to the allowance for losses on real estate acquired in settlement of loans.  During the years ended September 30, 2015 and 2014, charge-offs to the allowance for loan losses at the time of foreclosure totaled $276,000 and $310,000, respectively, which represented 5% and 6% of the principal balance of loans that became subject to foreclosure during such periods, respectively.

Intangible Assets and Goodwill are reviewed annually in the fourth fiscal quarter and/or when circumstances or other events indicate that impairment may have occurred.  No impairment losses were recognized during the years ended September 30, 2015 or 2014.

Assets and liabilities that were recorded at fair value on a recurring basis at September 30, 2015 and 2014 and the level of inputs used to determine their fair values are summarized below:

	Carrying Value at September 30, 2015
		Fair Value Measurements Using
	Total	Level 1	Level 2	Level 3
	(In thousands)
Assets:
Debt and mortgage-backed securities available for sale	$5,327	$—	$5,327	$—
Loans held for sale	112,651	—	112,651	—
Derivative financial assets	2,267	—	2,267	—
Total assets	$120,245	$—	$120,245	$—
Liabilities:
Derivative financial liabilities	$4,188	$—	$4,188	$—
Total liabilities	$4,188	$—	$4,188	$—

	Carrying Value at September 30, 2014
		Fair Value Measurements Using
	Total	Level 1	Level 2	Level 3
	(In thousands)
Assets:
Debt and mortgage-backed securities available for sale	$13,080	$—	$13,080	$—
Derivative financial assets	331	—	331	—
Total assets	$13,411	$—	$13,411	$—
Liabilities:
Derivative financial liabilities	$331	$—	$331	$—
Total liabilities	$331	$—	$331	$—

Assets that were recorded at fair value on a non-recurring basis at September 30, 2015 and 2014 and the level of inputs used to determine their fair values are summarized below:

					Total
					Losses
					Recognized in
	Carrying Value at September 30, 2015				the Year Ended
		Fair Value Measurements Using			September 30,
	Total	Level 1	Level 2	Level 3	2015
	(In thousands)
Assets:
Impaired loans, net	$2,290	$—	$—	$2,290	$2,323
Real estate acquired in settlement of loans	5,151	—	—	5,151	226
Total assets	$7,441	$—	$—	$7,441	$2,549

					Total
					Losses/(Gains)
					Recognized in
	Carrying Value at September 30, 2014				the Year Ended
		Fair Value Measurements Using			September 30,
	Total	Level 1	Level 2	Level 3	2014
	(In thousands)
Assets:
Impaired loans, net	$3,742	$—	$—	$3,742	$3,501
Real estate acquired in settlement of loans	5,802	—	—	5,802	(276)
Total assets	$9,544	$—	$—	$9,544	$3,225

There were no transfers of assets or liabilities among the levels of inputs used to determine their fair values during the years ended September 30, 2015 or 2014.

19.             DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

Fair values of financial instruments have been estimated by the Company using available market information and appropriate valuation methodologies, including those described in Note 18. However, considerable judgment is necessarily required to interpret market data used to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company might realize in a current market exchange.  The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair value amounts.

The fair value estimates presented herein are based on pertinent information available to management as of September 30, 2015 and 2014. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date.  Therefore, current estimates of fair value may differ significantly from the amounts presented herein.

Carrying values and estimated fair values at September 30, 2015 and 2014 are summarized as follows:

	Level in	2015		2014
	Fair Value		Estimated		Estimated
	Measurement	Carrying	Fair	Carrying	Fair
	Hierarchy	Value	Value	Value	Value
		(In thousands)
ASSETS:
Cash and cash equivalents	Level 1	$79,784	$79,784	$81,549	$81,549
Debt and mortgage-backed securities - AFS	Level 2	5,327	5,327	13,080	13,080
Capital stock of Federal Home Loan Bank and Federal Reserve Bank	Level 2	11,156	11,156	8,268	8,268
Debt and mortgage-backed securities - HTM	Level 2	42,201	42,320	28,352	28,496
Loans held for sale	Level 2	112,651	112,651	58,139	59,800
Loans receivable	Level 3	1,188,369	1,205,987	1,110,861	1,116,363
Accrued interest receivable	Level 1	3,151	3,151	2,970	2,970
Derivative financial assets	Level 2	2,267	2,267	331	331

LIABILITIES:
Deposit transaction accounts	Level 2	702,135	702,135	659,412	659,412
Certificates of deposit	Level 2	435,670	436,923	362,241	362,858
Borrowed money	Level 2	219,854	220,480	210,940	212,030
Subordinated debentures	Level 2	19,589	19,583	19,589	19,583
Accrued interest payable	Level 2	489	489	355	355
Deriative financial liabilities	Level 2	4,188	4,188	331	331

In addition to the methods described in Note 18 above, the following methods and assumptions were used to estimate the fair value of the financial instruments:

Cash and Cash Equivalents - The carrying amount approximates fair value.

Capital Stock of the Federal Home Loan Bank and Federal Reserve Bank - The carrying amount represents redemption value, which approximates fair value.

Loans Receivable - The fair value of loans receivable is estimated based on present values using applicable risk-adjusted spreads to the U. S. Treasury curve to approximate current interest rates applicable to each category of such financial instruments. No adjustment was made to the interest rates for changes in credit risk of performing loans where there are no known credit concerns. Management segregates loans into appropriate risk categories. Management believes that the risk factor embedded in the interest rates along with the allowance for loan losses applicable to the performing loan portfolio results in a fair valuation of such loans.  The fair values of impaired loans are generally based on market prices for similar assets determined through independent appraisals or discounted values of independent appraisals and brokers’ opinions of value.  This method of valuation does not incorporate the exit price concept of valuation prescribed by ASC Topic 820, Fair Value Measurements and Disclosures.

Accrued Interest Receivable - The carrying value approximates fair value.

Deposits - The estimated fair value of demand deposits and savings accounts is the amount payable on demand at the reporting date. The estimated fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows of existing deposits using rates currently available on advances from the FHLB having similar characteristics.

Borrowed Money - The estimated fair value of advances from FHLB is determined by discounting the future cash flows of existing advances using rates currently available on advances from FHLB having similar characteristics.  The estimated fair value of retail repurchase agreements is the carrying value since such agreements are at market rates and mature daily.  The carrying value of the term loan approximates fair value since the loan carries a variable interest rate tied to the daily LIBOR rate.

Subordinated Debentures - The estimated fair values of subordinated debentures are determined by discounting the estimated future cash flows using rates currently available on debentures having similar characteristics.

Accrued Interest Payable - The carrying value approximates fair value.

Off-Balance-Sheet Items — Except for commitments that qualify as derivative financial instruments, as discussed in Notes 16 and 18, the estimated fair value of commitments to originate or purchase loans is based on the fees currently charged to enter into similar agreements.  The aggregate value of these fees is not material.  Such commitments are summarized in Note 15, Commitments and Contingencies.

20.               IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

Troubled Debt Restructurings by a Creditor.  In January 2014, the FASB issued ASU 2014-04, Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure.  The ASU requires companies to disclose the amount of foreclosed residential real estate property held and the recorded investment in consumer mortgage loans secured by residential real estate properties for which formal foreclosure proceedings are in process according to local requirements of the applicable jurisdiction. The ASU also defines when a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan and thus when a loan is transferred to foreclosed property. The ASU is effective for interim and annual periods beginning January 1, 2015. The adoption is not expected to have a significant effect on the Company’s consolidated financial statements. In addition, the FASB issued ASU 2014-14, “Classification of Certain Government-Guaranteed Mortgage Loans upon Foreclosure,” in August 2014. The ASU provides guidance on how to classify and measure foreclosed loans that are government-guaranteed. The objective of the ASU is to reduce diversity in practice by addressing the classification of foreclosed mortgage loans that are fully or partially guaranteed under government programs. These disclosures are required in interim and annual periods beginning January 1, 2015. The adoption did not have a significant effect on the Company’s consolidated financial statements.

Revenue from Contracts with Customers.  In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers.  The ASU supersedes revenue recognition requirements in Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance in the FASB ASC. The ASU requires an entity to recognize revenue that depicts the transfer of promised goods or services to customers in an amount reflecting the consideration the entity expects to receive in exchange for those goods or services. The ASU identifies specific steps that entities should apply to achieve this principle. The ASU is effective for interim and annual periods beginning January 1, 2017 and must be applied retrospectively. The Company is in the process of evaluating the impact of this ASU on its consolidated financial statements.

Transfers and Servicing.  In June 2014, the FASB issued ASU 2014-11, Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures.  The ASU requires repurchase-to-maturity transactions and repurchase agreements that are part of financing arrangements to be accounted for as secured borrowings. The ASU also requires additional disclosures for certain transfers accounted for as sales. The accounting changes and the disclosures for sales are required to be presented in interim and annual periods beginning January 1, 2015. The ASU also requires disclosures about types of collateral, contractual tenor and potential risks for transactions accounted for as secured borrowings. These disclosures are required in interim and annual periods beginning April 1, 2015. The adoption did not have a significant effect on the Company’s consolidated financial statements.

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

Presentation of Financial Statements - Going Concern Uncertainties.  In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. ASU 2014-15 is intended to define management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and to provide related footnote disclosures. Under GAAP, financial statements are prepared under the presumption that the reporting organization will continue to operate as a going concern, except in limited circumstances. Financial reporting under this presumption is commonly referred to as the going concern basis of accounting. The going concern basis of accounting is critical to financial reporting because it establishes the fundamental basis for measuring and classifying assets and liabilities. Currently, GAAP lacks guidance about management’s responsibility to evaluate whether there is substantial doubt about the organization’s ability to continue as a going concern or to provide related footnote disclosures. This ASU provides guidance to an organization’s management, with principles and definitions that are intended to reduce diversity in the timing and content of disclosures that are commonly provided by organizations today in the financial statement footnotes. The amendments are effective for interim and annual periods ending after December 15, 2016. The adoption is not expected to have a significant effect on the Company’s consolidated financial statements.

21.               SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The results of operations by quarter for the years ended September 30, 2015 and 2014 are as follows:

	Year Ended September 30, 2015
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

Interest income	$12,223,549	$12,037,268	$12,837,155	$12,932,830
Interest expense	1,373,313	1,375,402	1,428,433	1,475,867

Net interest income	10,850,236	10,661,866	11,408,722	11,456,963
Provision for loan losses	500,000	—	1,000,000	500,000

Net interest income after loan loss provision	10,350,236	10,661,866	10,408,722	10,956,963

Non-interest income	3,715,934	3,660,877	6,050,353	4,515,896
Non-interest expense	9,326,275	9,728,556	9,851,656	10,339,289

Income before taxes	4,739,895	4,594,187	6,607,419	5,133,570
Income tax expense	1,604,572	1,506,561	2,254,560	1,581,931

Net income	$3,135,323	$3,087,626	$4,352,859	$3,551,639

Income available to common shares	$3,135,323	$3,087,626	$4,352,859	$3,551,639

Earnings per common share - basic	$0.27	$0.26	$0.37	$0.30
Earnings per common share - diluted	$0.26	$0.25	$0.36	$0.29

Weighted average common shares outstanding - basic	11,715,120	11,805,494	11,896,781	11,883,373
Weighted average common shares outstanding - diluted	12,063,777	12,115,757	12,081,029	12,065,763

	Year Ended September 30, 2014
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

Interest income	$11,498,081	$11,374,645	$12,157,202	$12,397,370
Interest expense	1,322,825	1,313,168	1,280,061	1,314,003

Net interest income	10,175,256	10,061,477	10,877,141	11,083,367
Provision for loan losses	200,000	500,000	200,000	310,000

Net interest income after loan loss provision	9,975,256	9,561,477	10,677,141	10,773,367

Non-interest income	2,472,162	1,853,750	2,595,603	2,620,296
Non-interest expense	8,700,392	8,237,632	8,886,142	8,438,941

Income before taxes	3,747,026	3,177,595	4,386,602	4,954,722
Income tax expense	1,244,210	1,074,428	1,381,966	1,531,979

Net income	$2,502,816	$2,103,167	$3,004,636	$3,422,743

Income available to common shares	$2,207,549	$1,914,984	$2,804,241	$3,296,336

Earnings per common share - basic	$0.20	$0.17	$0.25	$0.28
Earnings per common share - diluted	$0.20	$0.17	$0.25	$0.27

Weighted average common shares outstanding - basic	10,948,781	10,969,484	11,023,167	11,671,891
Weighted average common shares outstanding - diluted	11,220,002	11,357,212	11,418,794	12,095,294

22.                    CONDENSED PARENT-COMPANY-ONLY FINANCIAL STATEMENTS.

The following table presents the condensed parent-company-only balance sheets as of September 30, 2015 and 2014, and the condensed parent-company-only statements of income and cash flows of the Company for the years ended September 30, 2015, 2014 and 2013:

Condensed Balance Sheets

	September 30,
	2015	2014

ASSETS:
Cash and cash equivalents	$71,836	$98,529
Investment in Bank	145,653,943	137,273,479
Intercompany loan to Bank	3,835,000	4,135,000
Other assets	1,086,529	1,245,830

Total assets	$150,647,308	$142,752,838

LIABILITIES:
Term loan	$8,250,000	$9,250,000
Subordinated debentures	19,589,000	19,589,000
Dividends payable	1,132,259	1,148,799
Other liabilities	177,959	648,903

Total liabilities	29,149,218	30,636,702

STOCKHOLDER’S EQUITY	121,498,090	112,116,136

Total liabilities and stockholder’s equity	$150,647,308	$142,752,838

Condensed Statements of Income

	Years Ended September 30,
	2015	2014	2013

Interest income	$130,827	$122,237	$126,633
Interest expense	744,407	677,189	509,437

Net interest expense	(613,580)	(554,952)	(382,804)

Non-interest income	532,098	210,283	169,122
Non-interest expense	862,253	771,664	829,460

Loss before income taxes and equity in earnings of Bank	(943,735)	(1,116,333)	(1,043,142)

Income tax benefit	(320,132)	(373,518)	(337,717)

Net loss before equity in earnings of Bank	(623,603)	(742,815)	(705,425)

Equity in earnings of Bank	14,751,050	11,776,177	10,514,484

Net income	$14,127,447	$11,033,362	$9,809,059

Income available to common shares	$14,127,447	$10,223,110	$8,289,487

Condensed Statements of Cash Flows

	Years Ended September 30,
	2015	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$14,127,447	$11,033,362	$9,809,059
Adjustments to reconcile net income to net cash from operating activities:
Equity in earnings of Bank	(14,751,050)	(11,776,177)	(10,514,484)
Net change in other assets and liabilities	(328,183)	537,530	95,332

Net cash used in operating activities	(951,786)	(205,285)	(610,093)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash received for investment in joint venture	—	—	60,000
Cash paid for investment in joint venture	—	(58,000)	—
Dividends received from Bank	6,400,000	6,200,000	12,000,000
Decrease (increase) in intercompany loan	300,000	(625,000)	850,000

Net cash provided by investing activities	6,700,000	5,517,000	12,910,000

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds received from term loan	—	10,000,000	—
Payments on term loan	(1,000,000)	(750,000)	—
Stock options exercised	441,010	193,166	210,361
Purchase of equity trust shares from treasury, net	—	—	566,527
Proceeds received from Bank for stock-based compensation	797,756	42,140	1,424,085
Commission on shares purchased for dividend reinvestment plan	(16,191)	(19,802)	(24,027)
Repurchase of preferred shares	—	(10,000,000)	(7,951,199)
Redemption of preferred shares	—	(6,653,000)	—
Common stock dividends	(4,583,558)	(4,384,655)	(4,326,992)
Preferred stock dividends	—	(705,520)	(1,234,529)
Common stock issued	—	6,610,676	—
Common stock issued under employee compensation plans	130,455	115,003	99,997
Common stock surrendered to satisfy tax withholding obligations of stock-based compensation	(1,544,379)	(172,630)	(635,372)

Net cash used in financing activities	(5,774,907)	(5,724,622)	(11,871,149)

Net (decrease) increase in cash and cash equivalents	(26,693)	(412,907)	428,758

Cash and cash equivalents at beginning of year	98,529	511,436	82,678

Cash and cash equivalents at end of year	$71,836	$98,529	$511,436

23.                   CUSTOMER FRAUD LOSS

Subsequent to September 30, 2013, management uncovered an elaborate fraud perpetrated against the Bank by one of its commercial loan customers.  The customer, who purported to be in the business of leasing equipment, created false documentation to purchase assets that did not exist and were the subject of fictitious leases.  The Company’s total exposure to the customer at September 30, 2013 consisted of an aggregate outstanding loan balance of $7.0 million, less collateral of $631,000 that was in the Bank’s possession.  As a result, the Company recorded a charge-off totaling $6.4 million effective September 30, 2013, which represented the entire amount of the exposure that was determined to be unsecured as a result of the fraud.

The Company pursued an insurance claim for this loss under its fidelity bond, which carries a maximum limit of $5 million subject to certain adjustments.  During 2015 the Company received $2.0 million from its insurance carrier, representing the final recovery of the loss.  The recovery was recorded in non-interest income in the audited consolidated financial statement of operations.

24.                   REGULATORY CHARTER CONVERSION

On July 15, 2015, Pulaski Bank converted its regulatory charter from a federal savings bank to a national bank.  In conjunction with this conversion, Pulaski Financial Corp. converted its regulatory charter from a savings and loan holding company to a bank holding company.  The Company believes the national bank charter is a better platform for its operations and will allow it to continue to grow its commercial business alongside its traditional retail business.  The conversion to a national bank charter had no effect on Pulaski Bank’s customers. Depositors continue to be insured by the FDIC to the fullest extent permitted by law. Following the charter conversion, Pulaski Bank continued to be regulated by the Office of the Comptroller of the Currency and the Company continued to be regulated by the Federal Reserve Board.

25.                   SUBSEQUENT EVENT — PROPOSED MERGER

On December 3, 2015, the Company and First Busey Corporation, Champaign, Illinois (“First Busey”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which First Busey will acquire the Company and the Bank. Under the terms of the Merger Agreement, each share of Company common stock will be converted into the right to receive 0.79 of a share of First Busey common stock.

The Merger Agreement contains representations and warranties of both parties and customary conditions to the parties’ obligations to close the transaction, as well as agreements to cooperate in the process of consummating the transaction.  Consummation of the transaction remains subject to customary closing conditions, including receipt of requisite shareholder approval and all required regulatory approvals.  If the Merger Agreement is terminated under certain circumstances, the Company will be required to pay First Busey a termination fee of $9.0 million. The merger is anticipated to be completed in the first half of calendar year 2016.

The Company expects to incur merger-related expenses prior to the completion of the merger including, but not limited to, approximately $2.7 million in professional services related to investment banker and legal fees.  Approximately $600,000 of these expenses are expected to be incurred in the first quarter of 2016.

COMMON STOCK INFORMATION

The common stock of the Company is listed on the NASDAQ Global Select Market under the symbol “PULB.”  As of December 10, 2015, there were approximately 3,100 stockholders of record of the Company, including brokers or other nominees.

The following table sets forth high and low sales prices and dividend information for the Company’s common stock for fiscal years 2015 and 2014.

			Dividend
	High	Low	Per Share
Fiscal 2015

First Quarter	$12.33	$11.05	$0.095

Second Quarter	$12.65	$11.62	$0.095

Third Quarter	$13.35	$12.32	$0.095

Fourth Quarter	$13.65	$12.74	$0.095

Fiscal 2014

First Quarter	$11.46	$10.42	$0.095

Second Quarter	$11.68	$9.99	$0.095

Third Quarter	$11.40	$10.32	$0.095

Fourth Quarter	$11.74	$11.03	$0.095

DIRECTORS AND OFFICERS

Directors of Pulaski Financial Corp.	Executive Officers of Pulaski Bank, Continued

Stanley J. Bradshaw	Brian J. Björkman
Chairman of the Board	President, Commercial Lending Division
Principal, Bradshaw Capital Management
Cheri G. Bliefernich
William M. Corrigan, Jr.	Executive Vice President,
Partner, Armstrong Teasdale LLP	Banking and Human Resources

Gary W. Douglass	Stephan R. Greiff
President and Chief Executive Officer	President, Mortgage Division

Michael R. Hogan	James W. Sullivan
Retired Chief Administrative Officer	Executive Vice President, Corporate Planning and Analysis
and Chief Financial Officer of	Chief Financial Officer of Mortgage Division
Sigma-Aldrich Corporation

Timothy K. Reeves	Senior Officers of Pulaski Bank
President and Owner of
Keenan Properties of St. Louis	Robin Baima
Senior Vice President, Regional Manager, East Region
Sharon A. Tucker, PhD
President of Tucker Consultants	Daniel R. Bauer
Regional Sales Manager,
Lee S. Wielansky	Residential Mortgage Lending
Chairman and Chief Executive Officer of
Midland Development Group, Inc.	Michael J. Benney
Senior Vice President, Chief Information Officer
Senior Officers of Pulaski Financial Corp.
Patrick M. Buehring
Gary W. Douglass	Regional President, Commerical Lending, Central Region
President and Chief Executive Officer
Christopher S. Conway
Paul J. Milano	Senior Vice President, Consumer Direct Channel Manager
Executive Vice President,
Chief Financial Officer,	Brian D. Cross
Secretary and Treasurer	Regional Sales Manager, Residential Mortgage Lending

Frank A. Schneider	Denise K. DeRousse
Senior Vice President and Controller	Senior Vice President, Retail Banking Operations

Executive Officers of Pulaski Bank	Mark A. Greenley
Regional President, Commercial Lending, West Region
Gary W. Douglass
Chairman of the Board and	Paul D. Grosse
Chief Executive Officer	Regional President, Commercial Lending, East Region

W. Thomas Reeves	Tammie Kapp
President	Senior Vice President, Mortgage Lending Operations

Paul J. Milano	Julianne Kavy
Executive Vice President,	Senior Vice President
Chief Financial Officer, Secretary and Treasurer	Commercial Loan Administration

Theodore H. Kraizer
Senior Vice President, Community Lending Division

DIRECTORS AND OFFICERS

Senior Officers of Pulaski Bank, Continued

Rita M. Kuster
Senior Vice President, Commercial Lending-Underwriting and Loan Administration

Alan E. LaFollette
Regional Sales Manager, Residential Mortgage Lending

Ross R. McCord
Senior Vice President, Residential and Consumer Portfolio Lending

Susan R. Morris
Senior Vice President, Treasury Operations and
E-Banking Manager

Greg L. Schaller
Senior Vice President, Director of Internal Audit

Frank A. Schneider
Senior Vice President and Controller

Christopher M. Simms
Senior Vice President, Secondary and Capital Markets

Brenda Bader Tucker
Senior Vice President, Regional Manager, West Region

Mark C. Wofford
Senior Vice President, Chief Compliance Officer

CORPORATE INFORMATION

Corporate Headquarters

12300 Olive Boulevard

St. Louis, Missouri  63141

314.878.2210

www.pulaskibank.com

Independent Auditors

KPMG LLP

St. Louis, Missouri

General Counsel

King, Krehbiel, & Hellmich, LLC

St. Louis, Missouri

Armstrong Teasdale LLP

St. Louis, Missouri

Special Securities Counsel

Kilpatrick Townsend & Stockton LLP

Washington, D.C.

Stock Transfer Agent

Computershare

College Station, Texas

877.373.6374

www.computershare.com/investor

ANNUAL MEETING

The annual meeting of the stockholders will be held Thursday, January 28, 2016 at 2:00 p.m., Central Time, at the St. Louis Marriott West, 660 Maryville Centre Drive, St. Louis, Missouri, 63141.